Form 20-F/A
period 2001-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2003-03-05
CIK 912500

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               FORM 20-F/A - NO. 1


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                      OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001

                                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from                    to
                                     ------------------    ---------------------

COMMISSION FILE NUMBER:                     1-14620
                        --------------------------------------------------------

                      CRYSTALLEX INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                      Crystallex International Corporation
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                                     Canada
--------------------------------------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)


Suite 902 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

       TITLE OF EACH                             NAME OF EACH EXCHANGE
           CLASS                                  ON WHICH REGISTERED

Common Shares without par value                 American Stock Exchange

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                                      None
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                        SECTION 15 (d) OF THE ACT: None

               AS OF MAY 10, 2002, THE REGISTRANT HAD OUTSTANDING:

81,344,316 Common Shares; No Class A Preference Shares; No Class B Preference Shares

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS:

                                                       [x] Yes       [ ]No

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                                                       [ ]Item 17    [x] Item 18


               (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                     PROCEEDINGS DURING THE PAST FIVE YEARS)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT HAS FILED ALL DOCUMENTS AND REPORTS REQUIRED TO BE FILED BY SECTIONS 12, 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 SUBSEQUENT TO THE DISTRIBUTION OF SECURITIES UNDER A PLAN CONFIRMED BY A COURT.

Not applicable.

                                TABLE OF CONTENTS
                                -----------------


ITEM                                                                                               PAGE
----                                                                                               ----
  1 - Identity of Directors, Senior Management, and Advisers..........................................1

  2 - Offer Statistics and Expected Timetable.........................................................2

  3 - Key Information.................................................................................2

  4 - Information on the Company.....................................................................11

  5 - Operating and Financial Review and Prospects...................................................39

  6 - Directors, Senior Management and Employees.....................................................49

  7 - Major Shareholders and Related Party Transactions..............................................59

  8 - Financial Information..........................................................................61

  9 - The Offer and Listing..........................................................................62

  10 - Additional Information........................................................................64

  11 - Quantitative and Qualitative Disclosures About Market Risks...................................69

  12 - Description of Securities Other Than Equity Securities........................................70

  13 - Defaults, Dividend Arrearages and Delinquencies...............................................70

  14 - Material Modifications to the Rights of Security Holders and Use of Proceeds..................70

  15 - [Reserved]....................................................................................70

  16 - [Reserved]....................................................................................70

  17 - Financial Statements..........................................................................70

  18 - Financial Statements..........................................................................70

  19 - Exhibits......................................................................................71

  Signature..........................................................................................72

  Certifications.....................................................................................74

  Financial Statements..............................................................................F-1



GEOLOGICAL STANDARDS: When used in this annual report, Mineral Deposits were used to calculate the Ore Reserves by application of minimum mining widths, dilution, mining recovery factors, operating costs and metal prices. With respect to open pit mining, optimized pits were generated, followed by detailed pit design and engineering in establishment of Ore Reserves. Unless the context otherwise requires, the term Ore Reserves used in this Annual Report correspond to Probable Reserves. Canadian investors should note that geological information is presented in accordance with US requirements and that such presentation does not comply with the Canadian reporting requirements of NI 43-101.

NOTE: Unless otherwise indicated, all amounts in this annual report and exhibits thereto are stated in Canadian dollars. At May 10, 2002, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was one Canadian dollar equalled $0.6421 United States Dollars. (See Item 3.A, Key Information - Selected Financial Data, for further information.)

FORWARD LOOKING STATEMENTS
--------------------------

This annual report contains certain forward-looking statements and information regarding Crystallex International Corporation's financial position, business strategy and plans and objectives of its management for future operations that derive from management's beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. When used in this annual report, the words "anticipate," "believe," "intend," "estimate," "expect," "will," "could," "may" and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in a number of places in this annual report, describe, among other things, risks and uncertainties, and reflect management's current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements and are subject to certain risks, uncertainties and assumptions, including those described under "Risk Factors" and elsewhere in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report. This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf.

                                     PART I
                                     ------

         ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS
         ---------------------------------------------------------------

Not Applicable

                ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
                ------------------------------------------------

Not applicable

                            ITEM 3 - KEY INFORMATION
                            ------------------------

A.  SELECTED FINANCIAL DATA
    -----------------------

Exchange Rates
--------------

Unless otherwise indicated, all dollar amounts herein are stated in Canadian dollars. The following tables illustrate the rate of exchange for Canadian dollars per US$1.00 in effect at the end of the following periods and the average rate of exchange based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

--------------------------------------------------------------------------------
YEAR 2002              AVERAGE HIGH PER MONTH      AVERAGE LOW PER MONTH
--------------------------------------------------------------------------------
December (2001)        1.5806                      1.5745
--------------------------------------------------------------------------------
January                1.6033                      1.5967
--------------------------------------------------------------------------------
February               1.5986                      1.5931
--------------------------------------------------------------------------------
March                  1.5899                      1.5838
--------------------------------------------------------------------------------
April                  1.5843                      1.5792
--------------------------------------------------------------------------------


        ---------------------------------------------------------------
        YEARS                         AVERAGE OF EXCHANGE RATES ON LAST
                                      DAYS OF MONTH FOR EACH YEAR
        ---------------------------------------------------------------
        2001                          1.5512
        ---------------------------------------------------------------
        2000                          1.4855
        ---------------------------------------------------------------
        1999                          1.4858
        ---------------------------------------------------------------
        1998                          1.4836
        ---------------------------------------------------------------
        1997                          1.3849
        ---------------------------------------------------------------


As of May 10, 2002, the exchange rate was CDN$1.5575 for US$1.00.

    Source- Federal Reserve Bank of New York

Selected Financial Data
-----------------------

The selected financial data shown and expressed in Canadian dollars in the following tables below have been derived from and should be read in conjunction with the financial statements and notes included as Item 18 in this document. Crystallex's financial statements have been prepared in accordance with generally accepted accounting standards prevalent in Canada and in the United States. The selected financial data set forth its covered by the auditor's report of the independent chartered accountants appearing further in this document.

            SELECTED CONSOLIDATED FINANCIAL DATA IN CANADIAN DOLLARS
                                 (CANADIAN GAAP)

--------------------------------------------------------------------------------------------------------------------
                           FOR YEAR ENDED    FOR YEAR ENDED    FOR YEAR ENDED    FOR YEAR ENDED    FOR YEAR ENDED
                            DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                2001              2000              1999              1998              1997
--------------------------------------------------------------------------------------------------------------------
INCOME
STATEMENT DATA
                           -----------------------------------------------------------------------------------------
Sales of Gold                 55,593,068        47,732,737        35,907,539        8,568,748          4,502,749
--------------------------------------------------------------------------------------------------------------------
Income (loss) before
Income Taxes                      68,394         3,304,556         5,272,947       (7,215,604)        (9,525,664)
                           -----------------------------------------------------------------------------------------
Income Taxes                          --                --                --               --                 --
--------------------------------------------------------------------------------------------------------------------
Net Income (loss)                 68,394         3,304,556         5,272,947       (7,215,604)        (9,525,644)
                           -----------------------------------------------------------------------------------------
Net Income (loss) per
Common Share                        0.00              0.06              0.13            (0.20)             (0.34)
                           -----------------------------------------------------------------------------------------
Number of Shares Used
for Calculation*              69,117,738        52,965,842        39,308,858       35,766,602         27,824,879
--------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
                           -----------------------------------------------------------------------------------------
Cash and Short-Term
Investments                   14,409,831         4,418,442         6,642,863        5,535,716         16,841,779
                           -----------------------------------------------------------------------------------------
Working Capital
(Deficiency)                   7,932,720         2,951,928         6,526,631        1,664,188         15,441,315
                           -----------------------------------------------------------------------------------------
Total Assets                 198,344,003       164,086,399       112,874,185      105,724,174         66,324,236
                           -----------------------------------------------------------------------------------------
Long-Term Debt                24,829,792        32,656,570        16,848,835       23,348,884         12,185,714
                           -----------------------------------------------------------------------------------------
Shareholders' Equity         143,938,519       110,913,058        79,366,156       67,777,429         51,166,590
--------------------------------------------------------------------------------------------------------------------

* Weighted average number of shares outstanding during the year.

Crystallex has not paid any dividends since its incorporation.

Under Canadian generally accepted accounting principles, the calculation of basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Had the consolidated financial statements of Crystallex been prepared in accordance with accounting principles generally accepted in the United States, certain selected financial data would have been reported as shown on the following table:

            SELECTED CONSOLIDATED FINANCIAL DATA IN CANADIAN DOLLARS

                                                        (U.S. GAAP)


--------------------------------------------------------------------------------------------------------------------
                            FOR YEAR ENDED    FOR YEAR ENDED   FOR YEAR ENDED    FOR YEAR ENDED    FOR YEAR ENDED
                             DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                 2001              2000             1999              1998             1997
--------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA

Sales of Gold                55,593,068       47,732,737        35,907,539          8,568,748         4,502,749
--------------------------------------------------------------------------------------------------------------------
Income (loss) before
Income Taxes Under U.S.
GAAP                        (30,738,111)     (11,786,801)         (969,681)       (15,510,781)      (34,205,761)
                           -----------------------------------------------------------------------------------------
Income Taxes                         --               --                --                 --                --
--------------------------------------------------------------------------------------------------------------------
Net Income (loss)           (30,738,111)     (11,786,801)         (969,681)       (15,510,781)      (34,205,761)
                           -----------------------------------------------------------------------------------------
Net Income (loss) per
Common Share                       (.45)           (0.22)            (0.02)             (0.43)            (1.23)
                           -----------------------------------------------------------------------------------------
Number of Shares Used
for Calculation*             69,117,738       52,965,842        39,308,858         35,766,602        27,824,879
--------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

Cash and Short-Term
Investments                  14,409,831        4,418,442         6,642,863          5,535,716        16,841,779
                           -----------------------------------------------------------------------------------------
Working Capital
(Deficiency)                  7,966,537        2,951,928         6,526,631          1,664,188        15,441,315
                           -----------------------------------------------------------------------------------------
Total Assets                126,861,093      120,056,332        82,827,046         81,185,648        46,502,907
                           -----------------------------------------------------------------------------------------
Long-Term Debt               2,9924,715       32,656,570        16,848,835         23,348,884        12,185,714
                           -----------------------------------------------------------------------------------------
Shareholders' Equity         72,360,686       66,882,991        49,319,017         43,238,903        31,345,261
--------------------------------------------------------------------------------------------------------------------



* Weighted average number of shares outstanding during the year.

Under U.S. generally accepted accounting principles, Crystallex has written down its investment in mineral properties for those properties with no mineral reserves. As a result, during the years ended December 31, 2001, 2000, and 1999, Crystallex incurred mineral property write-downs of $4,666,481, $12,643,590, and $5,497,813, respectively.

Under U.S. generally accepted accounting principles, basic earnings per share is calculated using the weighted average number of shares outstanding during the year, plus any common stock equivalents which may be outstanding. This weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on Crystallex incurring a certain amount of exploration and development expenditures.

B.  CAPITALIZATION AND INDEBTEDNESS
    -------------------------------

Not Applicable

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS
    -----------------------------------------

Not Applicable

D.  RISK FACTORS
    ------------


TITLE DISPUTES TO THE CRISTINAS 4 AND 6 PROPERTIES. In March 1997, Crystallex acquired rights to the Cristinas 4 and 6 concessions located in Kilometer 88, Venezuela.^ See Item 4.D, Property, Plants and Equipment - Las Cristinas 4 and 6 Concessions - Acquisition of the Concessions. Crystallex holds its interest in Cristinas 4 and 6 through Inversora Mael, C.A. ("Mael"), a Venezuelan company. The Supreme Court of Venezuela issued rulings in 1991, 1996 and 1997 confirming the validity of the transfer of the concessions to Mael. Following the 1997 ruling, Mael commenced a further action in the Supreme Court of Venezuela seeking a ruling requiring the Venezuelan Ministry of Energy and Mines ("MEM") to recognize fully Mael's title ownership of the Cristinas 4 and 6 concessions. On June 11, 1998, the Venezuelan Supreme Court ruled that Mael does not have status to assert ownership rights over Cristinas 4 and 6 concessions and refused to proceed with this action.

In August 1999, Crystallex commenced two legal proceedings in Venezuela in order to enforce its rights in relation to the Cristinas 4 and 6 concessions, and Crystallex is awaiting a full and final hearing on the merits before the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela.

Pending resolution of these legal proceedings and determinations of mining rights to be made under the new Venezuelan mining law, Crystallex has determined not to write off its investment. The costs relating to acquiring the Cristinas 4 and 6 concessions have been capitalized as part of the cost of the acquisition of the mineral property. The total cost incurred to December 31, 2001 was $42,641,589. In the event that Crystallex is unsuccessful in obtaining possession of the property, these costs, and any subsequent costs incurred, will be expensed to operations in that period.

NO CERTAINTY THAT CRYSTALLEX HAS TITLE TO REMAINING MINERAL PROPERTIES. Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral claims may be disputed. Although Crystallex has investigated its title to all of the properties for which it holds concessions or other mineral leases or licenses, Crystallex does not know whether someone will challenge or impugn title to such properties. As a result, Crystallex can never be certain that it will have valid title to its mining properties. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. Crystallex does not carry title insurance on its properties. See B., Business Overview - Review of Title to Properties. Therefore, a successful claim that Crystallex does not have title to a property could cause Crystallex to lose its rights to mine that property, perhaps without receiving any compensation for its prior expenditures relating to the property.

CURRENCY FLUCTUATIONS. Currency fluctuations may affect the costs that Crystallex incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Crystallex's operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where Crystallex has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations and could materially hurt Crystallex's profitability and financial condition.

RISKS OF GOLD HEDGING ACTIVITIES. Crystallex has entered into forward contracts to sell a portion of the gold that it anticipates that it will produce at its mines. These contracts obligate Crystallex to sell the gold at a price set when it enters into the contract, regardless of what the price will be when Crystallex actually mines the gold. Accordingly, there is a risk that the price of gold is higher at the time that Crystallex mines the gold than when it enters into the contracts, so that Crystallex must sell the gold at a price lower than it could have received if it did not enter into the contracts. In addition, if Crystallex is not able to produce and deliver the amount of gold that it agreed on in the contracts, it will be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices or higher than Crystallex's production costs. Further, the entity contracting to buy the gold from Crystallex could default, which means that if the contract price is higher than the market price at the time of delivery, Crystallex likely will not be able to resell the gold at the higher price.

PRODUCTION RISKS. Crystallex's actual production is subject to a variety of risks, including the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, the accuracy of estimated rates and costs of mining and processing; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of Crystallex or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Crystallex to cease production. Each of these factors also applies to Crystallex's sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

UNINSURABLE RISKS

         Exploration, development and production operations on mineral properties involve numerous risks, including:

              o  unexpected or unusual geological operating conditions
              o  rock bursts
              o  cave-ins
              o  fires
              o  floods
              o  earthquakes and other environmental occurrences
              o  political and social instability.

It is not always possible to obtain insurance against all such risks, and Crystallex may decide not to insure against certain risks as a result of high premiums or other reasons. For example, Crystallex does not maintain insurance against environmental risks. Should such liabilities arise, they could reduce or eliminate profitability and result in increasing costs.

COMPETITION

         There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Crystallex competes with other mining companies, many of which have greater financial resources than Crystallex, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

DEPENDENCE ON A LIMITED NUMBER OF MINING PROPERTIES

         Crystallex's operations at the San Gregorio Mill (in Uruguay) and the Revemin Mill (in Venezuela) together account for all of Crystallex's current mineral production and revenue. Any adverse development affecting those mills would significantly hurt Crystallex's financial performance and results of operations. In addition, Crystallex does not know if its development program at its San Gregorio mine will yield new mineral resources to replace or expand current mineral reserves once they have been fully mined.

         RISKS AND UNCERTAINTIES OF OPERATING IN FOREIGN COUNTRIES.

         Political and related legal and economic uncertainty may exist in countries where Crystallex may operate. Risks of foreign operations in these countries include political unrest, labor disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, changes to government regulation relating to the mining industry, foreign taxation, price and currency controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt Crystallex's mineral exploration and mining activities, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Recent and ongoing political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labor strikes, has not yet had any material impact on Crystallex's Venezuelan operations. However, Crystallex does not know what impact this instability will have on it in the future, particularly if these conditions continue for an extended period of time.

GOLD PRICE VOLATILITY MAY AFFECT PROFITABILITY. Gold prices historically have fluctuated widely and are affected by numerous factors beyond Crystallex's control. From January 1997 through December 2001, the gold price fluctuated from a high of US$366.55 to a low of US$252.80. On May 10, 2002, the London PM price fix for gold was US$311.15 per ounce. See B. Business Overview - The Gold Market.

The gold price can fluctuate widely and is affected by numerous factors beyond Crystallex's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the US dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold producing regions. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The profitability of Crystallex's operations, its revenues and its cash flow are significantly affected by changes in the gold price. If gold prices decline for a significant period below the cost of production of any or all of Crystallex's operations, it may not be economically feasible to continue production at such sites. This would materially affect production, profitability and Crystallex's financial position. A decline in the market price of gold may also require Crystallex to write-down its mineral reserves which would have a material and adverse effect on its earnings and profitability. Should any significant writedowns in reserves be required, material writedowns of Crystallex's investment in the affected mining properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if Crystallex discovers commercial amounts of gold, it may not mine the gold if the gold prices are not high enough for Crystallex to sell the gold profitably.


The profitability of Crystallex's operations, its revenues and its cash flow are significantly affected by changes in the gold price. If gold prices decline for a significant period below the cost of production of any or all of Crystallex's operations, it may not be economically feasible to continue production at such sites. This would materially affect production, profitability and Crystallex's financial position. A decline in the market price of gold may also require Crystallex to write-down its mineral reserves which would have a material and adverse effect on its earnings and profitability. Should any significant writedowns in reserves be required, material writedowns of Crystallex's investment in the affected mining properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if Crystallex discovers commercial amounts of gold, it may not mine the gold if the gold prices are not high enough for Crystallex to sell the gold profitably.

OPERATIONS SUBJECT TO ENVIRONMENTAL REGULATION AND POTENTIAL LIABILITY.

Crystallex's activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Crystallex's properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, Crystallex must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Crystallex does not maintain environmental liability insurance. See Items 4.B Business Overview - Government Regulation and 5.B Liquidity and Capital Resources - Regulatory and Environment Risks.

OTHER REGULATIONS AND PERMITS MAY AFFECT CRYSTALLEX'S OPERATIONS.

         Government regulations significantly affect Crystallex's mining operations. Crystallex's domestic and foreign mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which Crystallex has properties regulates mining activities. Crystallex generally requires permits from authorities in these jurisdictions to authorize Crystallex's operations. These permits relate to virtually every aspect of Crystallex's exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Crystallex or its properties, which could significantly impact Crystallex's current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time consuming process and Crystallex cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Crystallex from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

UNCERTAINTY OF ORE RESERVE AND RESOURCE ESTIMATES COULD LEAD CRYSTALLEX TO ALLOCATE ITS CAPITAL IMPROPERLY

Crystallex's business relies upon the accuracy of its determinations as to whether a given deposit has significant mineable minerals. However, mining companies' reported mineral reserves and resources are only estimates and do not present a certainty that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect Crystallex's profitability in any particular accounting period. If Crystallex's estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too much resources at what could be a less than economical deposit or to fail to mine what could be a significant deposit.

CRYSTALLEX NEEDS ADDITIONAL FUNDING TO DEVELOP ITS MINING PROPERTIES

Development of Crystallex's mining projects, including the Las Cristinas project, will require significant financial resources in excess of the resources that Crystallex currently has available. As a result, Crystallex will need to raise significant non-recourse project financing, debt and additional equity. Crystallex's failure to obtain such additional funding at the needed times could lead to its delaying or indefinitely postponing the exploration and development of its mining projects and could lead to its defaulting under the Agreement.

CRYSTALLEX COULD LOSE ITS MINING PROPERTIES IF IT DEFAULTS ON ITS LOAN FACILITY

         Crystallex's loan facility regarding its San Gregorio and Tomi properties, the Revemin mill and Crystallex's share interest in El Callao Mining Corp. requires that Crystallex maintain specific financial ratios and satisfy financial condition tests. If an event of default under this facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce its security over substantially all property relating to the San Gregorio and Tomi properties, the Revemin mill and Crystallex's share interest in El Callao Mining Corp.

DEPENDENCE ON KEY PERSONNEL

         Crystallex's business is dependent on retaining the services of a small number of key management personnel. The success of Crystallex is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could significantly impair Crystallex's ability in developing, exploring, acquiring, and funding mining properties. Crystallex does not maintain key employee insurance on any of its employees.

POTENTIAL ISSUANCE OF LARGE NUMBER OF SHARES PROVIDES POTENTIAL DILUTION OF SHARE OWNERSHIP AND REDUCTION OF SHARE PRICE. Crystallex has reserved the issuance of more than 52,000,000 common shares for payment of certain property purchases and related indebtedness, the exercise of stock options, finder's fees, the exercise of warrants issued in private placements, placement agent's fees for a private placement, and exercise of warrants issued for convertible notes and broker's fees. Furthermore, Crystallex may issue additional common shares from time to time in the future. If Crystallex issues a substantial number of those new shares, it could substantially dilute the ownership interest in Crystallex's current shareholders, based upon the 81,273,364 Crystallex shares outstanding as of May 10, 2002. In addition, given Crystallex's average daily trading volume of approximately 107,000 shares on the American Stock Exchange (Consolidated Market) and on The Toronto Stock Exchange combined for the period January 1, 2001 through December 31, 2001, the sale of even a small portion of these shares could provide enough selling pressure to depress the share price of Crystallex common shares.

MINIMAL QUORUM REQUIREMENTS FOR COMPANY MEETINGS. Crystallex's by-laws provide that a quorum for transacting business at a general meeting of shareholders shall be two shareholders present in person or by proxy holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. Although the Canada Business Corporations Act requires Crystallex to give advance notice of shareholders' meetings to its shareholders, only two shareholders could attend shareholders' meetings in person or by proxy, in which event these two shareholders could (provided they hold the requisite percentage of shares) take votes binding on behalf of all shareholders.

                       ITEM 4 - INFORMATION ON THE COMPANY
                       -----------------------------------

A.  HISTORY AND DEVELOPMENT OF THE COMPANY
    --------------------------------------

    Background


Crystallex is a corporation that operates under the Canada Business Corporation Act and trades as a public company on the Toronto Stock Exchange and the American Stock Exchange under the symbol "KRY". Crystallex was incorporated under the Company Act (British Columbia), Canada on May 22, 1984 under the name of "Petroflame International Resources Ltd." In January 1991, Petroflame changed its name to Crystallex and consolidated its share capital by way of a five to one share rollback (reverse stock split). On January 23, 1998, Crystallex's corporate existence was continued under the Canada Business Corporation Act ("CBCA"), thereby bringing Crystallex under the jurisdiction of the CBCA as if it was originally incorporated under the CBCA.

Crystallex is engaged in the production of gold and related activities including exploration, development, mining, and processing. It conducts these activities primarily through mineral concessions that it owns or controls in Venezuela and Uruguay. As of May 20, 2002, it had three operating concessions, the San Gregorio concession in Uruguay (which it acquired in October, 1998), the Tomi concession in Venezuela (which it acquired in July, 2000, as part of its acquisition of Bolivar Goldfields A.V.V.'s assets in Venezuela), and the Lo Increible concession in Venezuela (which it acquired in February, 2001, through its acquisition of a controlling interest in El Callao Mining Corp.). Crystallex also operates mills at its San Gregorio concession in Uruguay and the Revemin Mill in Venezuela (which it acquired in July, 2000, as part of its acquisition of Bolivar Goldfields A.V.V.'s assets in Venezuela).

The address of Crystallex's principal and registered office is Suite 902, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8, and its telephone number is (604) 683-0672. Its agent in the United States is Marc J. Oppenheimer, whose business address is 25 Rockwood Place, Third Floor, Englewood, New Jersey 07631.


    Important Acquisitions Since January 1, 1999

In February, 2001, Crystallex completed the acquisition of a controlling interest in Lo Increible, a 9,704 hectare pre-feasibility gold property located in Venezuela's El Callao gold district. The acquisition was in the form of a share exchange take-over bid for the shares of El Callao Mining Corp. and the purchase of certain assets from its principal shareholder. Crystallex issued 2.4 million shares to acquire approximately 80% of the outstanding shares of El Callao Mining Corp. In addition, Crystallex paid US$7.6 million to purchase certain assets as well as El Callao Mining Corp. debt held by Bema Gold Corporation. (See Item 4.D, Information on the Company - Property, Plants and Equipment - The Lo Increible Concession.)

In July, 2000, Crystallex acquired all of Bolivar Goldfields A.V.V.'s assets in Venezuela, through the purchase of the stock of Bolivar's wholly-owned subsidiary, for a purchase price of US$7 million and the assumption of bank debt of US$13 million, which Crystallex paid to US$8.5 million at closing. Crystallex paid US$5 million of the purchase price in cash and issued to Bolivar a promissory note in the principal amount of US$2 million (which Crystallex has since paid) for the balance. Crystallex has combined payments under its bank debt with the payments under the loan it assumed upon its acquisition of the San Gregorio property (see The San Gregorio Gold Mine - Financing) and has extended payment dates to reflect more appropriately anticipated production from Venezuelan assets that Crystallex controls. The final maturity of the credit facility is scheduled for 2006.


Crystallex financed the foregoing acquisitions from its working capital, lines of credit, and/or issuance of its securities.

B.  BUSINESS OVERVIEW
    -----------------

    Activity on the Mining Properties


Crystallex is engaged in mining, development and exploration for gold, with its primary focus in South America, and in evaluating mineral property acquisitions in various locations around the world. Crystallex's business is not affected by seasonal weather patterns.


Prior to its acquiring the San Gregorio gold mine in Uruguay, Crystallex enjoyed modest surficial production from the Albino gold mine in Venezuela. Production at that mine was suspended during 1998 in order to allow Crystallex to conduct detailed engineering reviews on the underground potential at the mine, following the receipt of governmental permits to conduct underground mining. Crystallex currently plans to place Albino back into production as an underground mine in the first quarter of 2003.

Crystallex transformed itself from an exploration company to a junior gold producer (that is, a company producing less than 100,000 ounces of gold per year) with the acquisition of the San Gregorio gold mine in 1998. Crystallex's strategy is to grow its annual production by internal development, through the acquisition of producing mines with an economic cash cost per ounce, by acquiring properties with near-term production and by conducting exploration on properties with reasonable potential for the discovery of economic ore bodies.

Crystallex is continuing drilling on its San Gregorio property with the objective of increasing the mine life.

Since the closing of its acquisition of the Tomi concession and Revemin mill in July, 2000, Crystallex has significantly increased its production in Venezuela. The Revemin millis currently being expanded to increase its capacity by 20%.

Recent drilling has also identified significant potential for high grade Tomi underground deposits on the property. (See Item 4.D, Information on the Company
- Property, Plants and Equipment -The Tomi Mining Concession and Revemin Mill.)


The acquisition of a controlling interest in Lo Increible and the La Victoria concession in February, 2001, allowed Crystallex, in April, 2001, to put the La Victoria property into production. In 2001, Crystallex verified the geologic model and metallurgical recovery of the deposit. Crystallex also undertook an extensive drilling program during 2001 to quantify more accurately the resources at La Victoria.


Crystallex also engaged Mine Development Associates of Reno, Nevada, to complete a feasibility study on the Albino underground deposit. The study, which was completed in October 2001, showed that underground mining is economically viable. (See Item 4.D, Information on the Company - Property, Plants and Equipment - The Albino Concession.)


    The Gold Market

Gold bullion trades around the world on a 24-hour basis and the market price for gold is readily ascertainable from the London Metal Exchange, the New York Commodities Futures Exchange (Comex) and other commodity markets. Every day, hundreds of thousands of ounces are bought and sold at electronic speeds. Production comes mainly from large mines in South Africa, North and South America, Australia, and the former Soviet Union. Main consuming markets are the Middle East, South East Asia, Europe, and North America.


Crystallex exports its production from San Gregorio to recognized refiners for settlement based on world spot prices or by using hedging strategies, such as forward selling and calls, in order to maximize the price received. Although not required to do so, Crystallex sells its production from its Revemin mill to the Central Bank of Venezuela. Crystallex receives the full international price for the gold that it sells to the Central Bank of Venezuela.

The following table sets forth annual high, low, average and end of period afternoon fixing gold prices in U.S. dollars per troy ounce on the London Bullion Market (rounded to the nearest whole dollar):

--------------------------------------------------------------------------------
                              LONDON P.M. GOLD FIX
                         PRICE IN U.S. DOLLARS PER OUNCE

-------------------------------------------------------------------------------
YEAR                      HIGH          LOW            AVERAGE
-------------------------------------------------------------------------------
2002 (Jan to April)        310          278              293
-------------------------------------------------------------------------------
2001                       293          256              271
-------------------------------------------------------------------------------
2000                       313          263              271
-------------------------------------------------------------------------------
1999                       326          253              279
-------------------------------------------------------------------------------
1998                       313          273              294
-------------------------------------------------------------------------------
1997                       366          283              331
-------------------------------------------------------------------------------

The London PM price fix for gold on May 10, 2002 was US$311.15 per ounce.


     Government Regulation

Mining operations and exploration activities are subject to various national, state, provincial and local laws and regulations in Venezuela, Uruguay and other jurisdictions, which govern exploration, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. Crystallex has obtained or has pending applications for those licenses, permits or other authorizations currently required to conduct its operations. Crystallex believes that it is in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the jurisdictions in which it operates. There are no current orders or directions with respect to the foregoing laws and regulations.

Crystallex's mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. Crystallex's policy is to conduct business in a way that safeguards public health and the environment. Crystallex believes that its operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where Crystallex operates could require additional capital expenditures and increased operating and/or reclamation costs. Although Crystallex is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

During 2001, Crystallex had no material environmental incidents or material non-compliance with any applicable environmental regulations.


    Review of Title to Properties

At the time that it acquires a mining property, Crystallex completes or causes to be completed due diligence on the property which, in the ordinary course, would include a review by local counsel of concession (title) rights, surface rights and mining contracts. Crystallex further obtains and relies upon detailed representations of vendors and, in some cases, legal opinions obtained from counsel for such vendors as a condition of closing. Crystallex has also customarily reviewed at the time of acquisition financing files and reports to lenders whose loans remain in place, in whole or in part, after acquisition. While such reports have been issued specifically to the lenders, they have provided support to Crystallex due diligence. Finally, since it has made some of its acquisitions through the purchase of shares (see, for example, the discussion in "History and Development of the Company - Background - Important Acquisitions Since January 1, 1999"), Crystallex has, prior to closing, had an opportunity to review in detail the records of the entity being acquired and interview key employees in respect of matters concerning title and mining contracts. However, despite these efforts, Crystallex can never be certain that it will have valid title to its mining properties. See Item 3 - Key Information
- Risk Factors - General Concerns as to Title of Properties.


C.  ORGANIZATIONAL STRUCTURE
    ------------------------

Crystallex operates its business either directly or through its subsidiaries. Its significant subsidiaries are as follows:

------------------------------------------------------------------------------------------------------------------
              Name of Subsidiary          Country of incorporation or        Crystallex's ownership and
                                                 residence                       voting interest
------------------------------------------------------------------------------------------------------------------
Minera Albino C.A.                              Venezuela                            100%(1)
------------------------------------------------------------------------------------------------------------------
El Callao Mining Corp.                          British Columbia (Canada)             80%
------------------------------------------------------------------------------------------------------------------
Mineras Bonanza, C.A. (Tomi mine)               Venezuela                            100%(1)
------------------------------------------------------------------------------------------------------------------
Revemin II C.A. (Revemin mill)                  Venezuela                             93%(1)
------------------------------------------------------------------------------------------------------------------
Minera San Gregorio S.A.                        Uruguay                              100%(1)
------------------------------------------------------------------------------------------------------------------

(1)  Indirect subsidiary

The above table does not include Crystallex's ownership interest in Las Cristinas 4 and 6. See D - Property, Plants and Equipment - Las Cristinas 4 and 6 Concessions and Item 3.D - Key Information - Risk Factors - Title Disputes to the Cristinas 4 and 6 Properties.

D.  PROPERTY, PLANTS AND EQUIPMENT
    ------------------------------


                           SUMMARY OF PROPERTY DATA(1)
                           ---------------------------
                             AS OF DECEMBER 31, 2001



-------------------------------------------------------------------------------------------------------------------------
                                   PROVEN &       GOLD PRICE                                     DATE OF
                     ACREAGE       PROBABLE       FOR RESERVE    CONTAINED       STAGE/         EXPECTED        LIFE OF
    PROPERTY       (HECTARES)      RESERVES       CALCULATION     OUNCES         STATUS        PRODUCTION     RESERVES(5)
                                   (2),(3)          US$(4)
-------------------------------------------------------------------------------------------------------------------------
San Gregorio        1,321(6)     4.9 MM tonnes     $275/oz       240,854       Production/      Current          3 years
(Concession)                     @ 1.5 g/t                                       Active

Albino                500        178,870(7)        $270/oz        84,710       Development/   December 2003    2.5 years
Underground                      tonnes @ 14.73                                 Inactive
(Concession)                     g/t

Bolivar              500(8)
Goldfields:

Tomi                             162,730 tonnes    $265/oz        75,758       Development/    March 2003      2.5 years
Underground                      @ 14.48 g/t                                     Active
(Concession)

 Tomi Open Pit                   1.0 MM tonnes     $265/oz       104,947       Production/      Current           Not
(Concession)                     @ 3.26 g/t                                      Active                        Applicable

El Callao (Lo      9,704
Increible):

La Victoria                      4.3 MM tonnes     $300/oz       417,200(9)    Production/      Current        7.0 years
(Concession)                     @ 3.01g/t                                       Active

Lo Increible                        Not             Not             Not        Exploration/       Not             Not
2, 4(a), 4(b),                   applicable      Applicable      Applicable      Active        Determined      Determined
4(c), 4(d)
(CVG CONTRACT)

Santa Elena, San    1,763           Not             Not             Not        Exploration/       Not             Not
Miguel, Carabobo                 applicable      Applicable      Applicable     Inactive       Determined      Determined
(Contract:
ACOMISUR)
-------------------------------------------------------------------------------------------------------------------------




(1) Does not include Crystallex's interest in Las Cristinas 4 and 6 Concession.
(2) Estimates for each deposit meet both SEC Industry Guide 7 and Canadian definitions of reserves.
(3) The reserve as stated is an estimate of what can be economically and legally recovered from the mine and as such incorporates losses for dilution, mining recovery and metallurgical recovery. The metallurgical recovery factor utilized for each reserve is as follows: San Gregorio 92%; Albino Underground 92%; Tomi Underground 95%; Tomi Open Pits 94%; and La Victoria 90%.

(4) There are no material currency conversion factors used to estimate Crystallex's reserves.
(5) All reported reserves are planned to be mined out within the period of existing concession agreements or within the time period of assured lease renewal periods. Crystallex has the required permits to mine all the reserves disclosed in this chart, except for La Victoria, where Crystallex has permits to mine the reserves that under its current mining plan are sufficient through mid-2004 and expects to receive the permits to access the balance of these reserves by the third quarter of 2003.
(6) Does not include 1,087 hectares of the surface estate within the project area that Crystallex owns outright and an additional approximately 20,000 hectares that Crystallex controls of exploration rights of prospective mineral lands in northern and southern Uruguay.
(7) Includes only underground reserves.
(8) Does not include 8,547 hectares of undeveloped land held under CVG contract and 44,438 hectares of exploration land. (9) Updated as of February, 2002.

The San Gregorio Mining Concession
----------------------------------


In October 1998, Crystallex acquired the San Gregorio property and mine, formerly owned by a subsidiary of Rea Gold. The San Gregorio project consists of an operating mine and approximately 20,000 hectares of mineral properties.

The San Gregorio mine commenced production in January 1997 and is currently producing gold at an average rate of approximately 65,000 ounces per year. It includes a mill facility with the capability to process 3,000 tonnes of ore per day. Gold production for 2001, 2000, and 1999 was 66,957, 72,025 and 77,701
ounces, respectively.

Description and Location

The San Gregorio gold mine is located in the Rivera Province of northern Uruguay, near the town of Minas de Corrales, approximately 90 kilometers south of the major population center at the adjoining border cities of Rivera, Uruguay and Livramento, Brazil. Access to the project site from Montevideo, the capital city of Uruguay, is to the north on Route 5 via Tacuarembo and then eastward on Route 29 to the town of Minas de Corrales, a total distance of approximately 280 miles (450 kilometers.). A majority of the mine and plant operations personnel have been sourced from Rivera, Tacuarembo and Minas de Corrales.

The San Gregorio property is comprised of contiguous mineral concessions totaling 1,321 hectares (3,264 acres). The current Ore Reserves are contained within two mine exploitation grants, issued in November 1989 and June 1994, which are in effect for an initial, renewable term of 15 years. In addition, Crystallex owns outright 1,087 hectares (2,686 acres) of the surface estate within the project area and controls exploration rights on 20,000 hectares (49,400^ acres) of prospective mineral lands in northern and southern Uruguay.



                            [Map begins on next page]

                               [GRAPHIC OMITTED]


















Property History

Gold prospecting and mining activities in the San Gregorio area date back to the 19th century. Between 1895 and 1914, underground mining took place at San Gregorio, yielding 64,300 ounces of gold.

The San Gregorio mine remained idle until the mid 1980s when a number of companies began exploration work at San Gregorio. The project was acquired by American Resource Corp, Inc. ("ARC") in 1994 and put in production by Rea Gold in 1997 following the 1996 merger of ARC with one of Rea's wholly owned US subsidiaries. In early 1998, Rea Gold filed for bankruptcy in Canada.

Crystallex conducted a detailed evaluation of the mine, its assets, liabilities and ore reserves before acquiring the assets in October 1998.

Mineralization

The San Gregorio gold mine and the surrounding gold district are located in the western portion of a 110 Kilometre long and 35 Kilometre wide Precambrian inlier known as the Rivera Crystalline Island ("RCI"). The RCI is cut by prominent longitudinal breaks and shear zones which cross the entire length of this Precambrian inlier. Gold mineralization in the region is broadly associated to structural and lithologic elements. At San Gregorio mineralization occurs within dilatational sites of an E-W shear known as the San Gregorio Shear Zone and is best developed in areas where the shear zone cuts reactive dioritic rocks. Gold mineralization at San Gregorio consists of pyrite-bearing silica-carbonate replacements and quartz-kspar stockworks. Gold mineralization is characterized by low sulphide content (1- 4%) and is therefore non-acid generating.

Five deposits have to date been identified and outlined by drilling at the San Gregorio property: San Gregorio Main, East Extension, Santa Teresa, Santa Teresa West, and Santa Teresa North. In addition, Crystallex owns the Zapucay deposits located 20 km southeast of San Gregorio.

2001 Exploration Program

Crystallex exploration activities in the year 2001 included 312 Km2 of geologic mapping and accompanying soil sampling, lithogeochemistry and heavy mineral sampling. Most of the exploration work was concentrated within the western sector of the Rivera Crystalline Island. In addition, Crystallex acquired a 7,000 hectare prospecting permit covering portions of a very strong gravity/magnetic anomaly located in the Rocha district in the northeastern Uruguay.

Ore Reserves

Ore Reserves as of December 31, 2001 are summarized below:

ORE RESERVES
(PROBABLE)                     Ore Tonnes        Grade      Contained      Waste
                               Tonnes (000's)    (g/T)       Gold (oz)     (000's)
                              ------------------------------------------------------
San Gregorio Project              3,610          1.70         197,089       14,970
San Gregorio stockpile              976          0.86          26,917
Zapucay                             397          1.32          16,848          979
                              ------------------------------------------------------
Total                             4,983          1.50         240,854
                              ======================================================

The Ore Reserves were calculated using a 0.7g/t Au cutoff and a gold price of $ 275/ounce.

The Ore Reserves were calculated by members of San Gregorio's technical staff using Medsystem modeling techniques.

Mineral Deposit


Mineral Deposit for the San Gregorio deposits as of December 31, 2001 is summarized below:

MINERAL DEPOSIT
                                       ----------------------------------------
                                       Tonnes              Grade
                                       (000's)             (g/T)
                                       ----------------------------------------

San Gregorio Project                   7,523                1.02

Mineral Deposit is a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.The Mineral Deposits for San Gregorio project exclude the probable gold reserves discussed above.

The Mineral Deposit of San Gregorio was calculated by members of Minera San Gregorio's technical staff using the same Medsystem software employed in the estimation of ore reserves. The Mineral Deposit figures are reported at a 0.5 g/t Au cutoff

For purposes of determining both reserves and mineralized deposits, drill sections are spaced 25 to 50 meters apart, and the drill spacing within the sections is 25 meters.


Operations

The San Gregorio gold mine is an open pit mine utilizing loaders and trucks. Mining is currently conducted in the San Gregorio Main, East Extension, and Santa Teresa pits. Mining takes place six days per week, three shifts per day, at a nominal daily production rate of 3,500 tonnes of ore and 15,000 tonnes of waste. This mining activity supplies mill feed at a rate of 3,000 tonnes per day seven days per week.

The major mining equipment includes two Caterpillar 990 front-end loaders, five Caterpillar 773D haul trucks, three Ingersoll Rand DM45 drills and ancillary equipment. Ore is dumped by truck directly into the ore hopper at the primary crusher. A run-of-mine stockpile is used to ensure that a continuous ore supply is available to the mill when the mine is down on Sundays or during a waste cycle. Waste material is hauled to the main waste dump located south of the Main Pit.


Production Statistics

=========================================================================
                                             2001         2000       1999
-------------------------------------------------------------------------
San Gregorio Mill, Uruguay:

Production (ounces of gold)                66,957       72,025     76,889
Ore tonnes milled (thousand)                1,092        1,087      1,088
Grade (grams/tonne)                           2.1          2.2        2.4
Recovery (%)                                   91           93         93
=========================================================================

Permitting and Environmental Matter

On January 19, 1994, the Uruguayan Government enacted Law 16.466 (regulatory decree passed September 21, 1994), which established the requirement for mining companies to be issued an Environmental Impact Authorization prior to the commencement of construction and mining activities. The San Gregorio gold mine was granted the country's first environmental permit under the new regulatory decree on March 26, 1996, becoming the first mine in Uruguay to conduct an environmental impact study.

Financing


The assets of the San Gregorio Gold mine were acquired at a total purchase price of US$29.0 million, satisfied by US$7.0 million in cash, US$6.0 million from the liquidation of certain acquired company assets and US$16.0 million in non-recourse project finance underwritten by Standard Bank London Limited ("SBL" or "Standard Bank London"). In addition, a further US$1.2 million non-recourse equipment finance loan was arranged by SBL. The total US$17.2 million has been borrowed by Minera San Gregorio, S.A. ("MSG"), an indirect wholly-owned subsidiary of Crystallex ("SBL Loan").


The original US$16 million gold loan from SBL was being amortized in accordance with the cash flow from the San Gregorio mine and carried an interest rate of approximately 3%. Crystallex amended the original terms of the loan and combined repayment with the payments under the loan that it assumed upon its acquisition of Bolivar Goldfields' Venezuelan assets (see The Tomi Mine and Revemin Mill - Financing). The combined repayments provide a final payment under the US$16 million loan to MSG (the "MSG Loan") in 2004 and a final payment under the loan in connection with the acquisition of Bolivar Goldfields' Venezuelan assets (the "Bolivar Loan") in 2006. At May 10, 2002, the principal balance of the MSG Loan and of the Bolivar Loan, each of which provide limited recourse to Crystallex and certain of its subsidiaries, is approximately US$3.3 million and US$8.5 million, respectively.

In December, 2001, SBL provided Crystallex with a letter of credit to support the rehabilitation plan at the San Gregorio mine. In consideration of the granting of the letter of credit and to support its indebtedness to SBL, Crystallex agreed to provide SBL with limited collateral security as to the MSG and Bolivar Loans over certain assets held by Crystallex and certain of its subsidiaries.

SBL retains the right, subject to certain conditions, to assign its interest in the outstanding portion of the financing to one or more other commercial banks or lending institutions.


Crystallex is making the required principal payments on the U.S.$1.2 million equipment loan in monthly amounts of US$25,000 and has now retired 83% of the $1.2 million principal. Crystallex shareholders have approved the issuance of up to 36,358,966 Crystallex common shares to repay the SBL Loan and up to an additional 1,000,000 Crystallex common shares upon the exercise of warrants issued to SBL in connection with the SBL Loan (of which 833,334 warrants have expired or been exercised by their terms).

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


Bolivar Goldfields Properties - The Tomi Mining Concession and Revemin Mill


The 500 hectare Tomi concession and the Revemin mill are the principal assets of Minera Bonanza S.A. Minera Bonanza is a wholly owned indirect subsidiary of Crystallex, acquired on July 27, 2000 from Bolivar Goldfields Ltd. Crystallex's acquisition of Minera Bonanza also included 44,438 hectares of exploration land.


    The Tomi Mining Concession


The Tomi concession contains four adjoining deposits known as MacKenzie, Charlie Richards, Milagrito, and Fosforito. Open pit mining started at MacKenzie in mid-1998. Production in 2001 came from Charlie Richards and Milagrito. Although Crystallex is not currently mining at Charlie Richards and MacKenzie, it expects to start mining the underground ore at Charlie Richards in the third quarter of 2002. Gold production for 1998 and 1999 for the Tomi concession was 14,460 ounces and 60,699 ounces, respectively; Crystallex did not share in this production. The Tomi concession produced approximately 54,800 ounces in 2000 and 13,871 ounces in 2001.

The ore from the Tomi mine is processed at the Revemin mill, located 17 km southwest of the Tomi mine. The Revemin mill is a conventional C.I.L. facility with a nominal capacity of 1,500 tpd. Crystallex is currently in the process of increasing the capacity of the Revemin mill to 1,800 tpd at an estimated cost of approximately US$1.5 million.

Location, Access, Infrastructure

The Tomi concession is located in Bolivar State, 16 km northeast of El Callao. El Callao is the population center of the El Callao gold camp that was established in the 19th century. The concession is accessed by a 6 km gravel road branching off the interstate highway linking Puerto Ordaz, the main commercial center of Bolivar State, to the Brazilian border.

Tomi infrastructure includes site roads, plant buildings, service buildings, assay lab, water, sewage, tailings pond and related infrastructure items. Diesel generators supply power to the mine, although a power line is available 6km from the mine.

Property History

Exploration activities at Tomi date back to the turn of the century, as witnessed by several small open cuts and some shallow underground workings in the Charlie Richards and Mackenzie areas. Also, some artisanal mining took place between 1930 and 1965^. Modern exploration on the property only began in 1993 when Bolivar Goldfields Ltd completed the acquisition of the Tomi concession and adjoining Belen and Dividival I and II concessions

The initial exploration work by Bolivar Goldfields consisted of a 100m x 100 m soil sampling program and an airborne geophysical survey (magnetics and radiometrics). The soil sampling program led to the definition of a strong anomaly, 1,600 m long and 700 m wide, which was subsequently investigated by 9,000 metres of mechanized trenching and 8451 metres of reverse circulation and diamond drilling in 78 holes. Most of the drilling was carried out in 1994 and 1995. The exploration work culminated in a feasibility study by Kilborn Inc. of Toronto, Canada in 1996.

Mining at Tomi began in mid 1998 at the MacKenzie pit. In August 2000, Crystallex completed the acquisition of Bolivar Goldfields' Venezuelan assets and took control of the mining operations.

Geology and Mineralization

The Tomi concession is located in the Lower Proterozoic El Callao greenstone belt, a succession of mafic (ultramafic) volcanic piles overlain by intermediate to felsic volcanics, volcaniclastics and sediments. The main rock types at Tomi are deformed volcaniclastic rocks and gabbroic sills.

Gold mineralization on the property is essentially confined to zones of intense folding and shearing within the gabbroic sills. At MacKenzie, Charlie Richards and Milagrito gold mineralization consists of quartz-veined, silicified, carbonatized and pyritized zones occurring along the hinges and limbs of antiforms plunging 45(Degree) to the east. At Fosforito, gold mineralization occurs along an easterly dipping shear zone.

2001 Exploration Program

In the fall of 2001, Crystallex embarked on a 4,456 meter diamond drill program aimed at developing underground reserves below the Charlie Richards Pit. The results of a feasibility study conducted for Crystallex by Mine Development Associates of Reno, Nevada were reported in October, 2001. The feasibility study for the Charlie Richards underground deposit concluded that the deposit can be mined at a rate of 350 tonnes per day at total operating costs of US $ 129 per ounce of gold. During November, 2001, Crystallex collared the portal and started the decline that will access the underground reserves at the Tomi mine. By year end, 50 meters of decline had been completed.

Ore Reserves

Ore Reserves (Probable) as of December 31, 2001 are summarized below:

                               Ore Tonnes  Grade    Contained    Waste Tonnes
                               (000's)     (g/T)    Gold (ozs)   (000's)

         Tomi Open Pits          1,040      3.14     104,947        5,966
         Tomi  Underground         163     14.48      75,758
         (Charlie Richards)

         Total                   1,203      4.67     180,705

The ore reserves for the underground portion of the Charlie Richards deposit were calculated by Mine Development Associates using a gold price of US$265, and a cutoff grade of 5.0 g/t Au. The ore reserves for the open pit portion of the Charlie Richards deposit (94,070 tonnes grading 5.61 g/t Au) were also calculated by Mine Development Associates using a gold price of US$265 per ounce and a cutoff of 1.35 g/t Au. The ore reserves for the other open pits were estimated using a cutoff of 1.165 g/t Au for oxide ore and 1.549 g/t Au cutoff for sulphide ore. The calculations are based on a gold price of US$300/ounce.

The ore reserves were verified by geologists at Tomi. The verification is based on reserve estimates carried out by Micon International, Canada.

Mineral Deposit


The Mineral Deposit for the Tomi Concession is as follows as of December 31, 2001:


                               TONNES      GRADE

                              (000's)       (g/T)

                                611         2.83

Mineral Deposit is a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility. The Mineral Deposits for the Tomi Concession exclude the probable gold reserves discussed above.

The Mineral Deposit of Charlie Richards was calculated by Mine Development Associates, Reno, Nevada. The calculations were made employing the Medystem block model. The mineral deposit is reported at a cutoff grade of 1.0 g/t Au.

For purposes of determining both reserves and mineralized deposits, drill sections are spaced 25 meters apart, and the drill spacing within the sections is 25 meters.

Production Statistics (since acquisition by Crystallex)



================================================================================
                                       2001          2000         1999
--------------------------------------------------------------------------------

Tomi Mine*:
Production (ounces of gold)           11,132        22,676        N/A
Ore tonnes milled (thousand)             122           187        N/A
Grade (grams/tonne)                      3.1           4.0        N/A
Recovery (%)                              92            95        N/A

================================================================================





* For portion of year controlled by Crystallex.


Financing

Crystallex acquired all of Bolivar's assets in Venezuela, through the purchase of the stock of Bolivar's wholly-owned subsidiary, for a purchase price of US$7 million and the assumption of bank debt of US$13 million, which Crystallex paid to US$8.5 million at closing. Crystallex paid US$5 million of the purchase price in cash and issued to Bolivar a promissory note in the principal amount of US$2 million (which Crystallex has since paid) for the balance. Crystallex has combined payments under its bank debt with the payments under the loan it assumed upon its acquisition of the San Gregorio property (see The San Gregorio Gold Mine - Financing) and has extended payment dates to reflect more appropriately anticipated production from Venezuelan assets that Crystallex controls. The final maturity of the credit facility is scheduled for 2006.

The loan provides limited recourse to Crystallex and certain of its subsidiaries. In consideration of amendments to the loan agreement with SBL to coordinate Venezuelan production from all sources with payment dates, Crystallex has agreed to provide to SBL a security interest in certain shares and assets held by Crystallex as a result of Crystallex's acquisition of a controlling interest in the El Callao properties. This will provide Crystallex with additional flexibility as it coordinates production from mine sites in Venezuela.

    Revemin Mill Production

During 2001, the Revemin mill processed 438,291 tonnes of ore averaging 3.35 g/t Au. Average recovery over the year was 90.3% producing 42,689 ounces of gold. Feed material came from the Tomi concession open pit, La Victoria open pit, and other sources. Crystallex began operations at La Victoria in April 2001. The Revemin mill is a conventional CIP facility capable of treating 1,500 metric tons of ore per day.



                     2001 Revemin mill production summary(1)



                                    Tomi     La Victoria    Other       Total
--------------------------------------------------------------------------------
Ore processed          (tonnes)   122,000      297,000      19,000     438,000
Ore processed grade     (g/t)         3.1          3.1         9.0         3.4
Recovery                 (%)           92           90          90          90
Gold recovered         (ounces)   11,132        26,504       5,054      42,690


(1) The Revemin mill processes ore from the La Victoria and Tomi mines, as well as ore purchased from independent miners on nearby concessions.

Between April and December of 2001, the period in which La Victoria was operated, La Victoria contributed 76% of the feed material to Revemin. Total material processed during this period at Revemin was 352,879 tonnes averaging
3.34 g/t Au and, with a recovery of 89.7%, produced 33,956 ounces of gold.

La Victoria contributed 269,669 tonnes of saprolite ore grading 3.15 g/t. Saprolite recovery was 90.0% and recovered gold was 24,561 ounces. Mining at La Victoria is contracted out to a local contractor. Defined ore zones are mined by excavator and subsequently trucked to the Revemin mill in El Callao, a distance of six kilometres from the mine site.

         Revemin Mill Production Statistics (since acquisition by Crystallex)




                                      2001          2000         1999
=========================================================================
Revemin mill, Venezuela *:
Production (ounces of gold)          42,690        23,538        N/A
Ore tonnes milled (thousand)            438           190        N/A
Grade (grams/tonne)                     3.4           4.1        N/A
Recovery (%)                             90            95        N/A
=========================================================================




* For portion of year controlled by Crystallex.

El Callao Properties - The Lo Increible Deposits
------------------------------------------------

The Lo Increible project is a pre-feasibility stage gold property located adjacent to Crystallex's Revemin mill in El Callao. The project consists of two adjacent claims aggregating ^9,704 hectares. Crystallex acquired the project through a take-over bid for all of the shares of El Callao Mining Corporation and the purchase from Bema Gold Corp. of both US$16 million of debt that El Callao Mining owed to Bema Gold and Bema Gold's royalty on the project's cash flow. Crystallex owns 51% of the Lo Increible project and the right to increase its ownership to 70%, and the remaining 49% ownership is currently controlled by Venezuelan partners unrelated to Crystallex. Crystallex and its Venezuelan partners have agreed that the net income from the Lo Increible Project is applied to the reduction of debt owing to Crystallex in amounts ranging from 75% to 87.5% of such net income.


Location, Access, Infrastructure

The properties are located three kilometers north of El Callao and 15 km south of Guasipati. Access to the claims is via the paved interstate highway and a number of subsidiary gravel roads. The project area lies partly in savannah and partly in low tropical rain forest at elevations in the 150 m to 225 m range.

The infrastructure of the project is excellent. In addition to roads, a major power line crosses the property. Water is abundant and fuel costs are low.


Property History
----------------


The Lo Increible gold belt has been partially exposed by some 86 hardrock gold workings spread along the belt. None of these working are more than 25 metres deep. Despite the El Callao district's production history and Lo Increible's extensive surface workings, little modern exploration had taken place until the El Callao Mining Corp. began working on the district in late 1993. El Callao's work initially included regional-scale mapping, airborne magnetic and radiometric surveys, soil and rock sampling, extensive mechanized trenching, and detailed sampling in selected areas. Areas of interest were evaluated by 10,413 metres of reverse circulation drilling in 1994. This RC program led to the definition of priority targets that were subsequently tested by diamond drilling.

In 1997, El Callao Mining commissioned MRDI, an independent engineering firm based in San Mateo, California, to conduct a resource estimate of the Lo Increible deposits based on a data base of 49,377 meters of drilling in 302 holes. The resource estimate was completed in 1998 and subsequently revised in 2000 based on the information provided by 19 additional holes totaling 1,925 meters.

In addition to the geologic resources defined by this drilling, El Callao's work led to the identification of several mineralized zones with potential for open pittable mineralization.

Geology and mineralization

The Lo Increible project is located in the heart of the El Callao Greenstone belt gold producing region of Venezuela. The greenstone sequence consists of a volcano-sedimentary pile of Lower Proterozoic age comprised of a basal unit of basaltic rocks, a middle unit of intermediate to felsic volcanics, and an upper unit of clastic sediments. The main feature of the Lo Increible project is a major NNE to NE trending shear system which extends over a distance of 15 km and contain numerous historical gold workings.

Gold mineralization within the Lo Increible belt is associated to shear-vein systems characterized by intense hydraulic brecciation, silica flooding, carbonate-sericite alteration and sulphidation (pyrite and subordinate arsenopyrite). Exploration work by EMC has led to the definition of six separate deposits known as La Victoria, La Cruz ("LC"), El Tapon ("T"), Sofia ("S"), La Loca ("LL") and El Extranjero ("E").

La Victoria is the largest deposit identified to date on the property. It consists of several stacked mineralized zones that dip 35(Degree) to the east and have been traced for 750 metres along strike. The main zone of mineralization ("Main Zone") has an average true thickness of 20 metres and is characterized by a pinch-and-swell distribution of gold mineralization. La Cruz deposit consists of subparallel shear-hosted mineralized bodies dipping 60(Degree) to the southeast. The best developed zone within this deposit is 3 m to 25 m thick and has been traced for 600 m along strike. El Tapon and La Sofia are rod-like deposits with average thicknesses of 9 m to 12m. They have been traced 200 m to 250 m down-plunge. The La Loca deposit is a shallow dipping (35(Degree)), 5 m to 10 m thick mineralized zone with a known strike length of 100 m. The El Extranjero deposit comprises two steeply dipping mineralized zones ranging in thickness from 2 m to 20 m. To date the deposit has been traced over 250 m along strike and 120 m down dip.

2001 Exploration Program

In late 2001, Crystallex completed 2,893 meters of diamond drilling in 36 holes at La Victoria. The drilling was primarily aimed at upgrading the reserves within the central portion of the La Victoria deposit. The results confirmed the continuity of mineralization throughout the entire mineralized panel. They also indicated the presence of a thick, high grade ore shoot defined by broad mineralized intervals in holes LV01-003 (20.50 meters of 14.10 g/t Au) and LV01-13 (17.20 meters of 4.41 g/t Au followed by 33.10 meters of 8.07 g/t Au).

The results of this drill program were incorporated in a new reserve and mineral deposit estimate that was completed on February 28, 2002

Ore Reserves


Ore reserves (probable) at the Lo Increible project as of February 28, 2002, are summarized below:



---------------------------------------------------------------------------------------------------------------------------
                                 CANADIAN STANDARDS                                      U.S. STANDARDS
---------------------------------------------------------------------------------------------------------------------------
                                                          WASTE
                 ORE TONNES    GRADE        CONTAINED     TONNES       ORE TONNES   GRADE      CONTAINED     WASTE TONNES
   DEPOSITS      (000'S)       (G/T)       GOLD (OZS.)    (000'S)       (000'S)     (G/T)      GOLD (OZS.)   (000'S)
---------------------------------------------------------------------------------------------------------------------------
LC, T, S, LL,
E (1)             2,219         3.30        235,449      21,017             --         --            --             --
---------------------------------------------------------------------------------------------------------------------------
La Victoria       4,313         3.01        417,200      20,285          4,313       3.01       417,200         20,285
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Total Lo
---------------------------------------------------------------------------------------------------------------------------
Increible         6,532         3.11        652,649      41,302          4,313       3.01       417,200         20,285
---------------------------------------------------------------------------------------------------------------------------




(1) The reserves for these five Lo Increible deposits (LC, T, S, LL, E) were estimated by members of Bema's technical staff as part of an internal pre-feasibility study published in March 1999. Bema's estimates do qualify as reserves in accordance to Canadian National Instrument 43-101. However, they do not qualify as reserves for United States reporting purposes, since SEC Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the U.S. Securities and Exchange Commission staff, requires completion of a full feasibility report in order to classify mineralization as reserve. Accordingly, for U.S. reporting purposes, the mineralization at LC,T,S,LL, and E would be classified as Mineral Deposit.

The reserves of five of the six Lo Increible deposits were estimated by members of Bema's technical staff, based on the open pit optimization of mineralized material calculated by MRDI. The ore reserves were calculated using a cut off grade of 1.00 g/t Au and a gold price of US$325 per ounce, which is allowed under Canadian standards but not under U.S. standards, which only allows a US$300 per ounce price to be used for 2001. The reserves of the La Victoria orebody, which meet both U.S. and Canadian reserve definition standards, were calculated by Crystallex's technical staff based on the open pit optimization of the Mineral Deposit calculated by Crystallex. The La Victoria reserves were calculated at a cut off grade of 1.0^ g/t Au and a gold price of US$300 per ounce.

Crystallex has been mining ore from the La Victoria Pit since March, 2001. During 2001, 272,956 tonnes of ore grading 3.47 g/t Au were mined from the La Victoria Pit. During the same period, the Revemin mill processed 269,669 tonnes of La Victoria ore grading 3.15 g/t Au.


Mineral Deposit


                                    Tonnes       Grade
                                   (000's)       (g/T)

         LC, T, S, LL, E            3,761        3.72
         La Victoria                1,161        3.62
                                    -----        ----
         Total Lo Increible         4,922        3.70

Mineral Deposit is a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility. The Indicated Resources and Mineral Deposits for La Victoria exclude the probable gold reserves discussed above. As discussed note 1 to the table in Ore Reserves, the mineralization at LC,T,S,LL, and E would be classified as Mineral Deposit for U.S. purposes.

The Mineral Deposits of five of the six Lo Increible deposits were estimated by MRDI. The Mineral deposit of La Victoria was estimated by Crystallex's technical personnel using the pre-existing data base as well as an additional 2,894 meters of core drilling completed by Crystallex in 2001. All Mineral Deposit figures were estimated at 1.0 g/t Au cutoff.

After acquiring control of the Lo Increible property, Crystallex's technical staff carried out a comprehensive review of all available technical data. Upon completion of this study, a recommendation was made to the Board of Crystallex to begin mining operations within the central portion of the La Victoria deposit, where the density of drilling and the block model were sufficiently detailed to allow for the designing of a starter pit.


For purposes of determining both reserves and mineralized deposits for La Victoria, drill sections are spaced 25 to 50 meters apart, and the drill spacing within the sections is in the range of 25 to 50 meters.

Production Statistics (since acquisition by Crystallex)




=====================================================================
                                          2001        2000       1999
---------------------------------------------------------------------
La Victoria Mine*:
Production (ounces of gold)              26,504        N/A        N/A
Ore tonnes milled (thousand)                297        N/A        N/A
Grade (grams/tonne)                         3.1        N/A        N/A
Recovery (%)                                 90        N/A        N/A
=====================================================================




* For portion of year controlled by Crystallex.


The Kilometre 88 Area
---------------------

Crystallex currently holds or claims an interest or has the right to acquire an interest in properties located in or near Kilometre 88 on Interstate Highway 10, in Bolivar State, Venezuela. Interstate Highway 10 is a paved road in good condition that connects the city of Puerto Ordaz on the Caroni River with the Brazilian border. Puerto Ordaz, having approximately 400,000 inhabitants with most services and an important river port, is 220 miles away. Caracas, Venezuela's capital, is one hour away by air from Puerto Ordaz. Gravel roads lead from the highway to the Albino Concession, the Las Cristinas Concessions, the Carabobo Concession and the Santa Elena 7 and 8 Concessions, although to reach the Santa Elena Concessions it is necessary to cross a river by barge.

Airports capable of servicing small aircraft are located at the town of El Dorado, 55 miles to the north of the Albino Concession, and at Tumeremo, 100 miles to the north of the Albino Concession. Primary logistical support is available at Kilometre 88 or in the mining settlement of Las Claritas. Puerto Ordaz, located 220 miles to the north, offers full facilities for the acquisition of equipment and spare parts.

The properties are principally covered by tropical rainforest. The soil profile is typical of other tropical rainforest areas.

The Albino Concession
---------------------

Company Interest and Authorizations

Title to the Albino Concession was granted by the MEM to Mr. Alvino Bonucci Gabianelli, a Venezuelan national, on February 25, 1988. Crystallex Venezuela obtained the Albino Concession following Crystallex's final payment to Mr. Bonucci in January, 1998. Crystallex currently holds both surface and veta (underground) rights to the Albino Concession, allowing it to extract gold and diamonds from a 500-hectare area. Surface rights were originally granted on February 29, 1988 for a ten-year period, renewable in 10-year increments for up to a total aggregate of 40 years. The rights renewed effective August 18, 1998 for an additional 10-year period. Veta rights were granted in November, 1998 for an initial 10-year period, renewable for the same duration up to a total aggregate of 40 years.

In November, 1998 the Ministry of Energy and Mines of the Venezuelan government approved the grant of concession rights for deep rock mining at the Albino concession. Prior thereto, Crystallex had only been permitted to mine the open pit alluvial gold deposits at Albino. The approval to mine deep rock will enable Crystallex to access the main underground ore located beneath the alluvial deposits. Crystallex completed a detailed feasibility study in 2001 that shows underground mining was economically feasible at current gold prices. Current activity is focused on development of the underground mine at Albino.

Property History

The Kilometre 88 region of Bolivar State, Venezuela, has a production history of alluvial gold dating back to the turn of the century. It is estimated that substantial amounts of gold were extracted by local miners from river gravels and saprolite using hydraulic, sluice, and mercury amalgam methods.


In late 1992, Crystallex become involved in the exploration and subsequent development of the Albino concession. Following an initial program of mapping, soil sampling, ground magnetometer and IP surveys, drilling began in 1993 to test for continuity of gold mineralization along the Conductora-Aguao 2 trend. Between 1993 and 1998, 268 holes were drilled totaling 30,164 metres. Saprolite mining on the Conductora zone was initiated in 1994 and lasted through 1998. In 2001, Mine Development Associates made an estimate of the Albino Concession's ore reserves. See - Ore Reserves.

Location and Access

The Albino mine is accessible by good gravel road, two and a half miles west of the village of Las Claritas off Kilometre 85 of the paved interstate highway linking Puerto Ordaz to the Brazilian border. Power is generated from diesel generators; diesel is delivered regularly and reliably. Potable water is also delivered in tankers. Other water is generally collected from rainfall or various small streams and ponds on the property. Rainfall is approximately 15 feet per year.

Area Description

The Albino Concession is a 500-hectare concession. The Concession is immediately contiguous to the south and east of Las Cristinas 4 and 5 Concessions and to the north of Crystallex's Carabobo Concession.

Royalty Payments

The Albino Concession is subject to a net smelter return royalty, payable to MEM, of 4% of the value of gold sold (based on the London Metal Exchange price) and 7% of the value of diamonds. MEM has, however, reduced the royalty for gold to 1% for the Albino Concession for an indefinite period, but there can be no assurance that such reduction will continue to apply.

MEM Option to Acquire 20% Interest of Albino Concession.

The Albino Concession requires Crystallex to sell to an entity that MEM designates, if MEM requests at any time during the life of the concession, a twenty percent (20%) interest in any company used to mine and develop the concessions. Crystallex believes that other Venezuelan concessions contain similar provisions but that MEM has not exercised its options to date. Crystallex may in the future acquire additional concessions in Venezuela that have similar provisions. Crystallex cannot determine at what price, if any, the designated entity would be required to pay for the shares representing this 20% interest or whether the MEM would even require such shares to be transferred to its designated entity.

Environmental Matters

The property is located in a tropical rain forest. Previous mining activity by local artisan miners had stripped large areas of trees, although rapid natural reforestation is apparent in the area. Mining activity is governed by various local, State and Federal laws which require submission of an annual mining plan to the environmental agencies as well as permission to operate in the area. Inspections have been made from time to time by governmental authorities. Crystallex is pursuing a voluntary program of reforestation as its work progresses and does not anticipate any other reclamation expenses.

Local Geological Setting

The Albino Concession is in an area of low relief and moderately dense tropical rainforest jungle. Actual outcrops of rock are rare. The rainy season is from May to October. The area rivers flood during the rainy season but the property is not affected by flooding.

The Albino Concession is underlain by supracrustal rocks of a lower Proterozoic greenstone belt. Due to intense tropical weathering that characterizes the region, the original bedrock has been saprolitized to depths of 30 meters to 60 meters below surface. Consequently, there is no hard rock outcrop on surface. Interpretations of the original protholith based on examination of drill core indicate that the main lithologic units underlying the property are porphyritic and fragmental pyroclastic rocks of andesitic to basaltic composition; fine grained, aphanitic to amygdaloidal mafic volcanics; porphyritic diorite, and late diabase dykes.

Alteration assemblages at the Albino Concession occur within northeast trending zones of shearing and quartz veining and include carbonate, chlorite, sericite, silica, tourmaline and pyrite.

Mineralized Zones

Mineralization at the Albino Concession is predominantly found in north-east trending shear zones and quartz veins located in the western portion of the concession.

The main mineralized system, known as the La Conductora - Aguao 2 shear, is a 2 meter to 15 meter wide ductile-brittle zone of mineralization which has been traced by drilling over a strike length of 750 meters and to vertical depths of 250 meters. The mineralized system is open at depth and to the southwest. The shear zone, which dips moderately to the northwest, is developed near the contact between supracrustal rocks and dioritic intrusives. Gold mineralization within the northern portion of the shear zone occurs within a pervasively silicified, pyritized and carbonatized mylonite zone, locally cut by quartz veins and quartz-carbonate veinlets. The southern two-thirds of the shear zone are characterized by the presence of thick auriferous quartz veins within envelopes of mineralized schist. The highest gold values within the La Conductora-Aguao shear correlate with quartz-albite veinlets and pyrite content.

The second most important mineralized system at Albino is a northeast trending shear known as the Medina 3 Zone. This zone consists of strongly foliated, pyrite-bearing schists with intercalations of quartz vein stringers and schists. The zone has been traced by trenching and drilling over a strike length of 500 meters.

Other mineralized zones at Albino include the Medina 1 Zone, the Salazar Zone, the Southern Extension of the Aguao shear, and a number of geochemical anomalies characterized by erratic gold values in quartz veins.

Ore Reserves

Ore reserves (proven and probable) are summarized below:


                            Ore Tonnes      Grade    Contained
                             (000's)        (g/T)    Gold (ozs)

              Proven             82        14.820     39,080
                             ------        ------     ------
              Probable           97        14.660     45,630
                             ------        ------     ------
              Total             179        14.730     84,710

The Albino Proven and Probable underground mining reserves were calculated using an 8 gpt cutoff. The underground reserves are defined within the mine plan as follows. The crown pillar is not considered minable but may be partially extracted at the conclusion of mining and after all other reserves have been mined.

Unit                    Class    Ore Tonnes     Grade        Contained
                                                 (g/T)      Gold (ozs)
-----------------------------------------------------------------------------
Stopes                Probable        76,490    14.800           36,400
Stopes                 Proven         82,040    14.820           39,080
Crown Pillar          Probable         2,440    13.510            1,060
Surface               Probable        17,900    14.200            8,170
-----------------------------------------------------------------------------
Total                                178,870    14.730           84,710

The economic cutoff was based on the following criteria:
    o  Gold price of US$270 per ounce
    o  Metallurgical recovery of 92%
    o  All in mining, transportation, and G&A cost of US$55.44 per tonne
    o  5.9% royalty and refining fees

The resulting calculation was then rounded up to the nearest even gpt.

The ore reserves were estimated by Mine Development Associates, an independent mine engineering company based in Reno, Nevada, utilizing the mineral deposit data estimated by the same company. The reserve estimate is based on an IDW block model using appropriate geostatical indicators.

Mineral Deposit

The following table presents the mineral deposit at Albino:

                                Tonnes      Grade

                                (000's)    (g/T)

                                 3,089     3.40

Mineral Deposit is a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility. The Mineral Deposits for the Albino Concession exclude the proven and probable gold reserves discussed above.


The Mineral Deposit was calculated by Mine Development Associates using the cross-sectional polygonal method with a cutoff grade of 1.0 g/t

For purposes of determining both reserves and mineralized deposits, drill sections are spaced 25 meters apart, and the drill spacing within the sections is 25 meters.


Mining ceased in 1998 when the open pit reached bedrock. No further production from Albino has taken place since that time.

--------------------------------------------------------------------------
GOLD PRODUCED - OUNCES
--------------------------------------------------------------------------
1994              1995           1996         1997         1998
--------------------------------------------------------------------------
5,971            16,391          4,593       10,053        4,251
--------------------------------------------------------------------------

Past Operations

From 1994 to 1998, Crystallex was involved in an open pit operation which involved the mining of surficial material from shallow pits and the processing of the ore in a 250 tpd mill. The mill was originally constructed in Northern Saskatchewan and re-assembled at Albino without a crushing plant because of the friable nature of the ore. During a 5-year period (1994 to 1998), 41,259 ounces of gold were produced at Albino.

Current Operations

The operations at Albino were put on care and maintenance during 1998 due to low gold prices and hard rock rights (Veta rights), which had not at that time been granted. Veta rights were granted in November, 1998. Crystallex is beginning to dewater the open pit at its Albino 1 concession in preparation for construction of the ramp into the high-grade underground portion of the La Conductora deposit. Crystallex plans to mine and process the ore from its underground mining operation at Albino 1 by early 2003 through the expanded Revemin mill. Facilities now on a care and maintenance basis include a gate house, offices for engineering, geology and operations, core storage, hopper, 300 tonne per day milling plant, gold refinery, maintenance shop, diesel electric generating plant, fuel storage, secure storage for reagents, tree nursery and tailings ponds.

Las Cristinas 4 and 6 Concessions
---------------------------------

The Concessions

The Cristinas 4 and 6 Concessions are located in Kilometre 88, Venezuela. The Cristinas 4 concession is adjacent to the Albino concession. The Cristinas 4 and 6 Concessions have been under investigation and exploration for several years by Placer Dome, Inc. under a joint venture agreement between Placer Dome and CVG. In 1992, CVG entered into a work contract with Minera Las Cristinas CA for areas that included Cristinas 4 and 6. Crystallex understands that Placer Dome relied upon the CVG work contract as the basis for its claim.

Acquisition of the Concessions


Crystallex holds its interest in Cristinas 4 and 6 through Inversora Mael, C.A. ("Mael"), a Venezuelan company. There are legal disputes regarding Crystallex's right to the properties. In March 1997, Crystallex acquired rights to the Cristinas 4 and 6 concessions located in Kilometer 88, Venezuela. The Cristinas 4 and 6 concessions have been under investigation and exploration for several years by Placer Dome Inc., under a joint venture agreement with Corporation Venezolana de Guayana ("CVG"). The Supreme Court of Venezuela issued rulings in 1991, 1996 and 1997 confirming the validity of the transfer of the concessions to Mael. Following the 1997 ruling, Mael commenced a further action in the Supreme Court of Venezuela seeking a ruling requiring the MEM to recognize fully Mail's title ownership of the Cristinas 4 and 6 concessions. On June 11, 1998, the Venezuelan Supreme Court ruled that Mael does not have status to assert ownership rights over Cristinas 4 and 6 concessions and refused to proceed with this action. In the opinion of counsel, prior contradictory decisions of the Venezuelan Supreme Court were not overruled by the June 11, 1998 decision.

In August 1999, Crystallex commenced two legal proceedings in Venezuela in order to enforce its rights in relation to the Cristinas 4 and 6 concessions. The first proceeding seeks to nullify the joint venture agreement previously entered into between CVG and MINCA, a Venezuelan joint venture in which Placer Dome has been a participant. In essence, this action challenges the original legal basis on which CVG purported to confer contractual rights to exploit the Cristinas 4 and 6 concessions commercially. The second proceeding seeks to nullify the effect of the settlement agreement entered into in 1991 in respect of a lawsuit between Mael, the Republic of Venezuela, CVG and Ramon Torres.

In September 1999, Venezuela published a new mining law providing that mining privileges may only be conferred by concession. MINCA has since applied to convert its contractual rights, in respect of Cristinas 4 and 6, into a concession. It is uncertain whether this application will be granted. Such application has not been published in the Official Gazette. Should it be published, Crystallex will be entitled to file an opposition.

In May 2000, the Supreme Court of Venezuela issued a decision in favor of an appeal filed by Mael against a previous decision issued by the Admission Chamber of the Supreme Court of Venezuela. The Supreme Court's Admission Chamber decision refused to admit the August 1999 action seeking to nullify the 1991 settlement agreement described above. Like the Venezuelan Supreme Court rulings in 1991, 1996 and 1997, which confirmed Mael's legal standing regarding the Cristinas 4 and 6 concessions, the Supreme Court's decision recognizes Mael's legal standing in this matter. In its decision, the Supreme Court of Venezuela reviewed each of the arguments presented by MINCA and CVG, and ruled against each argument. By reviewing and ruling individually against each of the MINCA and CVG arguments, those parties are barred from raising and cannot again present these arguments before the Supreme Court in this lawsuit. The decision, which cannot be appealed, was approved by the majority of the justices. The only dissenting opinion was in the form of a single sentence dealing with procedural aspects of the decision and contained nothing opposing the case filed by Mael.

In June 2000, the Admission Court of the Political Administrative Chamber of the Supreme Court of Justice of Venezuela issued a decision which formally admits the legal claims made by Mael. As a result of the May and June decisions, Mael's case respecting the ownership of the Cristinas 4 and 6 concessions can advance to a full and final hearing on the merits before the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela.

In November, 2001, the Venezuelan government cancelled the mining rights held by MINCA and took possession of the Cristinas properties.

Pending resolution of these legal proceedings and determinations to be made under the new mining law, Crystallex has determined not to write off its investment. See Item 3.D - Key Information - Risk Factors - Title Disputes to the Cristinas 4 and 6 Properties.


Until a means for Crystallex to exploit the Cristinas 4 and 6 concessions is settled, the marketplace may have difficulty accurately assessing the value of the ownership rights Crystallex has obtained. Crystallex's Board of Directors is concerned that Crystallex shareholders not be prejudiced by this uncertainty and has adopted certain measures to prevent third parties from exploiting the current situation. These include acquiring the concession rights through a privately-held acquisition company and certain intermediary entities and entering into the Call Agreement and rights plan described below.


As previously disclosed to shareholders and as described above, Crystallex acquired its title rights to the Cristinas 4 and 6 concessions by way of the acquisition of the shares of Mael. That acquisition took place in March, 1997. The acquisition was structured as a purchase by Ventures (Barbados) Limited ("VBL") of the shares of Stay Management Ltd. from Red Glove A.V.V. VBL is currently owned and controlled by its sole shareholders, Marc J. Oppenheimer, Crystallex's President and Chief Executive Officer, and Robert A. Fung, Crystallex's Chairman, who purchased their VBL stock for nominal cash consideration ($1.00). Both Stay and Red Glove are independent, arms length entities. The only asset of Stay is the shares of Mael. The total purchase price was US$30.0 million, of which US$6.5 million was paid in 1998. Effective April 30, 1999, VBL renegotiated the remaining portion of the purchase price for the shares of Stay from US$23.5 million to US $10 million. That US$10 million was paid in cash and in Crystallex common shares, and Red Glove retains one million exercisable warrants to purchase Common Shares of Crystallex at a price of US$2.00 per share.


Company Corporate Matters Related to the Concession


As discussed above, the shares of Mael have been acquired through VBL and other intermediary companies. Prior to VBL's acquiring the Mael shares, VBL's shareholders and VBL entered into an agreement (the "Call Agreement") with Crystallex, granting to Crystallex an exclusive call right to acquire all of the shares of VBL at their original cost ($1.00) at any time. This call right is irrevocable and unconditional unless, prior to its exercise, a person or an entity acquires 20% or more of the outstanding voting shares of Crystallex in a transaction that has not been approved by the Board of Directors of Crystallex. In such event, the call right will terminate and VBL and its shareholders will sell the investment in the Cristinas 4 and 6 Concessions for the highest price possible. The net proceeds realized, whether in cash or securities, will be immediately distributed, after payment of liabilities, to the shareholders of

Crystallex immediately prior to the 20% ownership threshold being surpassed. Under the Call Agreement, Crystallex has the right to vote the shares of VBL, and the Board of Directors of Crystallex intends to treat the concessions on the same basis as Crystallex's other assets.

Crystallex's Board of Directors adopted, and the shareholders approved, a rights plan ("Rights Plan"), in part, to prevent third parties from exploiting the situation created by Crystallex's acquisition of the Cristinas 4 and 6 Concessions in Venezuela. The purpose of the Rights Plan is to give adequate time for shareholders of Crystallex to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors time to consider alternatives to allow shareholders to receive full and fair value for their Common Shares and to discourage unfriendly takeover attempts.

The effect of the Rights Plan, when triggered, is that each current Crystallex shareholder will have the right to purchase, for the exercise price of the rights, Crystallex's common shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50 percent discount). The exercise price of the rights will be equal to five times the prevailing market price at a specified time. The Board of Directors believes that the adoption of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of Crystallex and its shareholders.

The Santa Elena, Carabobo and San Miguel Concessions
----------------------------------------------------

In 1994, Crystallex attempted to purchase from ACOMIXSUR four mining concessions known as the Santa Elena 7 & 8, Carabobo and San Miguel 8 concessions, all located in Bolivar State, Venezuela. In 1995, the Ministry of Energy and Mines gave notice that it would not accept notice of the proposed transfers of these concessions. Later in 1995, Crystallex brought a lawsuit challenging that decision by the MEM. On August 7, 2001, the Supreme Tribunal of Justice issued a decision declaring the prescription (termination) of a multitude of inactive lawsuits, including the Crystallex lawsuit. In the meantime, Crystallex entered into a commercial joint venture with ACOMISUR, the successor to ACOMIXSUR, giving it an 80% interest in those properties. In view of that joint venture agreement, Crystallex has undertaken no action to reinstate its action in the Supreme Court. The joint venture allows for the commercial processing of ore from these properties (which has taken place at the Revemin mill), notwithstanding that a full drilling program has not yet been undertaken.

    Santa Elena Concessions
    -----------------------


The contiguous Santa Elena 7 and 8 Concessions occupy an area of 800 hectares. They are located in Bolivar State, Venezuela, 15 kilometres west of the Bolivar Interstate Highway and 16 kilometres north west of the community of El Dorado. Access is by a gravel, all weather road.


The concessions are centered on a multi-phase intrusive complex consisting of a barren, circular pyroxenite-gabbro plug surrounded by variably pyritized quartz diorite. The intrusive complex is flanked by a supracrustal sequence of acid to intermediate pyroclastics. The rocks are saprolitized to depths ranging from 5 meters to 40 meters.

Mineralization at Santa Elena occurs within shallow dipping fracture zones surrounding the barren pyroxenite, in multidirectional sets of high grade quartz veins, and in swarms of NNE trending quartz veinlets in quartz diorite.

Work by Crystallex in 1993 indicated potential for large low-grade Mineral Deposit on this property. One trench assayed 2.48 g/T Au over 100 meters. One hole drilled in the vicinity of this trench assayed 0.96 g/T Au over its entire 96-meter length.

    Carabobo Concession
    -------------------

The 462.5-hectare Carabobo Concession is located in the Kilometre 88 gold district and appends the Albino I Concession to the south. Access is provided to the property by a gravel road branching off the Bolivar Interstate Highway at Kilometre 87 and by a series of secondary roads passable by single traction vehicles during the dry season. The property is in an area of low relief and moderately dense tropical rainforest.

The Carabobo Concession is part of a northwesterly trending Precambrian greenstone belt consisting of metabasalts unconformably overlain by epiclastic and pyroclastic successions.

Existing geological information on the Carabobo Concession is based on mapping and soil sampling carried out by Company personnel over a cut grid consisting of a north south base line and 18 east west cross lines spaced 100 meters apart.

    San Miguel 8 Concession
    -----------------------

The 500 hectare San Miguel Concession is located approximately 10 Kilometres west of interstate highway 10 and 44 Kilometres north of Kilometre 88. There is no road access to the property. Artisan mining activities are known to have taken place at San Miguel. However, no exploration activity has been carried out by Crystallex.

Other Properties

Crystallex has not performed any mining activities on other properties.


              ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
              -----------------------------------------------------

This discussion of Crystallex's operating and financial review and prospectus should be read in conjunction with Crystallex's audited consolidated financial statements and the notes for the year ended December 31, 2001, which Crystallex has filed on Form 6-K. Crystallex prepares and files it consolidated financial statements and this Item 5 in Canadian dollars.

Crystallex and its subsidiaries are engaged in gold mining and related activities, including exploration, extraction, processing, and reclamation. Gold, its primary commodity, is produced in Uruguay (production includes a nominal amount of silver as an ancillary commodity) in the San Gregorio mill, as well as in Venezuela in the Revemin mill.


KEY HIGHLIGHTS
--------------

    o Completed the takeover bid of the El Callao Mining Corporation ("ECM") and received approximately 80% of the outstanding shares of ECM.
    o  Started mining and milling ore from its La Victoria open pit.
    o Commenced a 10,000 meter diamond drill program focused on converting the inferred resources at the Victoria open pit into minable reserves.
    o Concluded a positive feasibility study on the Albino and Charlie Richards underground deposits in Venezuela, prepared by Mine Development Associates of Reno, Nevada.
    o Collared the portal for the new Charlie Richards underground mine and advanced the decline by 50 meters by year-end.
    o Commissioned a water treatment plan for the San Gregorio facility in Uruguay.
    o Advanced discussions with the Bolivarian Republic of Venezuela with the objective of successfully resolving the issues regarding Las Cristinas 4 & 6.
    o  Chosen by Standard and Poor's for inclusion in the TSE-300 Index.
    o Consummated a $7,000,000 private placement with Ontario Municipal Employees Retirement Board and Kilmer Van Nostrand.
    o Increased cash position to $14.4 million from $4.4 million and increased equity base to approximately $144 million from $111 million.

A.  OPERATING RESULTS
    -----------------

For the twelve month period ended December 31, 2001, Crystallex reported a net income of $68,394, or $0.00 per share, compared to net income of $3.3 million, or $0.06 per share in 2000 and a net profit of $5.3 million, or $0.13 per share in 1999. The gross cash contribution in 2001 was $15.7 million as compared to $17.2 million during 2000 and $16.1 million during 1999. Net operating cash flow was $10.5 million or $0.15 per share compared to $11.0 million or $0.21 in 2000 and $2.7 million or $0.07 in 1999.


As discussed below, the changes in net income derived primarily from a full year of operation of Venezuelan sites, that is, Tomi Mine and Revemin Mill (the Bolivar acquisition) and Lo Increible Goldfields (the ECM acquisition), which were not in full production during 2000. This additional production resulted in approximately 110,000 ounces produced in 2001 as compared to 96,000 ounces in 2000, but were offset by higher operational costs ($39.8 million in 2001 compared to $30.5 million in 2002), lower recovery rates (90% in 2001 compared to 95% in 2000), and a slight decrease in the price of gold (US$327 per ounce in 2001 compared to $333 per ounce in 2000).

Revenue from gold sales of $55.6 million in 2001 was up from $47.7 million and $35.9 million in 2000 and 1999, respectively, reflecting the acquisition of Bolivar Goldfields A.V.V. ("Bolivar Goldfields"), which Crystallex completed during the third quarter of 2000 and the acquisition of ^ECM, completed in the first quarter of 2001. These acquisitions enabled Crystallex to produce^ 109,647 ounces of gold in 2001 compared to 95,563 ounces in 2000 and 76,889 ounces in 1999. Of the 109,647 ounces of gold in 2001, 66,957 ounces (approximately 61%) is from Uruguay and 42,690 ounces (approximately 39%) is from the Revemin mill in Venezuela. This additional production in 2001 enabled Crystallex to offset the slight decrease in the price of gold for the period. During 2001, Crystallex realized average revenue of $507 per ounce (equivalent to US$327) as compared to $499 per ounce (equivalent to US$333) for the same period in 2000 and $467 per ounce (equivalent to US$314) for the same period in 1999.

KEY STATISTICS




===============================================================================
                                            2001         2000        1999
-------------------------------------------------------------------------------
Revenue ($thousand)                         55,593      47,733      35,908
Gross cash contributions ($thousand)        15,746      17,196      16,078
Net income ($thousand)                          68       3,305       5,273
Net operating cash flow ($thousand)         10,505      11,018       2,693
Production (ounces of gold)                109,647      95,563      76,889

PER OUNCE DATA (US$)
Total Cash Costs                               231         213         167
Total Production Costs(2)                      282         260         206
Average price realized^                        327         333         314
Average spot price^                            271         279         279
===============================================================================




(1) Includes royalties and production taxes.
(2) For an explanation of these non-GAAP performance measures, refer to "Non-GAAP Measures" following the Consolidated Production Costs table, below.

CONSOLIDATED PRODUCTION COSTS



-------------------------------------------------------------------------------
                                             CONSOLIDATED PRODUCTION COSTS
                                                      (US$/OZ)
-------------------------------------------------------------------------------
                                                2001     2000     1999
-------------------------------------------------------------------------------
Direct mining expenses                         223.1    204.1    162.7
-------------------------------------------------------------------------------
Stripping and mine development
adjustments                                       --       --       --
-------------------------------------------------------------------------------
Third-part smelting, refining, and
transportation costs                             4.3      4.1      4.7
-------------------------------------------------------------------------------
By-product credits                              (2.1)    (1.6)    (2.5)
-------------------------------------------------------------------------------
CASH OPERATING COSTS                           225.3    208.1    164.8
-------------------------------------------------------------------------------
Royalties                                        2.0      2.9      2.5
-------------------------------------------------------------------------------
Production Costs                                 3.4      1.5       --
-------------------------------------------------------------------------------
TOTAL CASH COSTS                               230.7    212.5    167.3
-------------------------------------------------------------------------------
Depreciation                                      --       --       --
-------------------------------------------------------------------------------
Depletion/Amortization                          49.4     46.9     36.2
-------------------------------------------------------------------------------
Reclamation and Mine Closure                     1.9      2.5      3.7
-------------------------------------------------------------------------------
TOTAL PRODUCTION COSTS                         282.0    260.4    206.1



NON-GAAP MEASURES
-----------------

The total cash cost per ounce data is presented to provide additional information and is not prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on our Statement of Income. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Total cash costs per ounce are calculated in accordance with "The Gold Institute Production Cost Standard." Crystallex has not changed the components of these costs from period to period. Adoption of this standard reporting is voluntary, and the data may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in our income statements and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our financial statements as follows:




                                                         Years ended December 31,
                                                      (Cdn$, except where indicated)
-------------------------------------------------------------------------------------------
                                                2001           2000           1999
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
Operating costs per financial statements     39,847,295     30,536,525     19,829,577
-------------------------------------------------------------------------------------------
By-product credits                             (352,913)      (231,780)      (299,536)
-------------------------------------------------------------------------------------------
Reclamation and closure costs                  (322,103)      (358,416)      (421,581)
-------------------------------------------------------------------------------------------
Operating costs for per ounce calculation    39,172,279     29,946,329     19,108,460
-------------------------------------------------------------------------------------------
Ounces sold                                     109,647         95,563         76,889
-------------------------------------------------------------------------------------------
Total cash cost per ounce                         357.3          313.4          248.5
-------------------------------------------------------------------------------------------
Total cash cost per ounce (US$)                   230.7          212.5          167.3
-------------------------------------------------------------------------------------------


^

OPERATIONS
----------

During 2001, operations contributed gross cash of $15.7 million as compared to $17.2 million in 2000 and $16.1 million during 1999. The increased operating expenses in 2001 of $39.8 million as compared to $30.5 million in 2000 and $19.8 million in 1999 reflected a full year of operations in Venezuela in 2001 as compared to a partial year in 2000 as a result of the acquisition of the assets of Bolivar Goldfields. Additionally, during 2001, the level of operating activities in Venezuela was significantly higher as Crystallex incurred expenses associated with the commencement of mining at La Victoria, the transition to underground mining at Tomi (Charlie Richards), and additional expenses associated with increased geological activities. On a pro-rated basis, Crystallex also incurred greater processing expenses in Venezuela as more tonnes were processed through the Revemin facility and the average grade fell from approximately 4 grams per tonne to 3.4 grams per tonne. The lower recovery rate of 90% realized in 2001 as compared to the recovery rate of 95% also reflected the mixing of ores from various deposits during 2001. Both the recovery rate and the head grade are expected to be higher in 2002 than 2001. In Uruguay, Crystallex incurred expenses of approximately $1 million in connection with the commissioning and operation of a water treatment facility.

Non-cash amortization and depletion charges of $8.4 million in 2001 as compared to $6.6 million during 2000 and $4.0 million during 1999 were the result of full year charges of Bolivar Goldfields versus only partial amortization from the previous year. Also included is partial amortization of ECM.

With the higher costs in 2001 in connection with the investments made for a higher production profile, Crystallex posted a gross contribution of $7.4 million in 2001 versus $10.6 million in fiscal 2000 and $12.1 million in 1999. Crystallex incurred global expenses of $8.7 million in 2001 versus $7.4 million in fiscal 2000 and $8.3 million in 1999. Of this differential, $1.2 million was due to interest on long term debt as Crystallex carried its non-recourse project financing for the entire year of 2001 whereas during the previous year it had the debt associated with the acquisition of Bolivar Goldfields outstanding for only part of the year. Aside from the increased interest expense, despite the increased pace of corporate activity, the cost of running Crystallex was virtually the same in 2001 as compared to the previous years.

After reflecting other income of $1.4 million in 2001 as compared to other income of $.17 million in 2000 and $1.5 million in 1999, Crystallex posted a profit of $68,394 in 2001 versus $3,304,556 in 2000 and $5,272,947 in 1999. Of the other income, interest income of approximately $480,000 was lower than the $625,000 from fiscal year 2000 due to the reduced interest rates received for money market deposits during 2001. Included in other income was a foreign exchange translation loss of approximately $400,000, as compared to a foreign exchange translation loss of $562,000 and $320,000 from the previous years. Finally, in 2001, Crystallex reflected approximately $1.3 million of minority interest in other income associated with the costs of operation of the portion of ECM not owned by Crystallex.

Crystallex does not view the currency fluctuations in Venezuela, which is considered a hyper-inflationary economy (inflation rates of 12.3%, 13.4%, 20.0%, 29.9% and 37.6% in 2001, 2000, 1999, 1998 and 1997, respectively), as a significant risk because our revenues and most of our cost base is denominated in United States dollars.


B.  LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------

As of December 31, 2001, Crystallex had cash and cash equivalents of $14.4 million as compared to $4.4 million on December 31, 2000. The current assets of $27.9 million had a higher degree of liquidity compared to the $21.0 million from the previous year. At year end, cash represented 51.7% of current assets versus 21% of current assets on December 31, 2000. Year-end working capital of $8.5 million showed a significant improvement in liquidity as compared to Crystallex's working capital position of $2.95 million from December 31, 2000. Total assets increased to $198 million from $164 million the previous year. Of the increase of $34 million in assets, approximately $28 million was attributable to the acquisition and operation of the ECM properties.

Regarding liabilities, the only significant change was the increase in the current portion of long term debt from approximately $500,000 to $2.3 million reflecting the commencement of the amortization of the non-recourse project finance credit facility. As at December 31, 2001, the payment schedule was:

================================================================================

Year                                                    Amount (US$million)
--------------------------------------------------------------------------------
2002                                                            1.125
2003                                                            3.000
2004                                                            1.240
2005                                                            4.400
2006                                                            2.058
================================================================================

Shareholder's equity grew from $111 million to $144 million, reflecting Crystallex's corporate finance activities as well as the issuance of equity in conjunction with the acquisition of the El Callao Mining Corp.
("ECM")properties.

OPERATING ACTIVITIES
--------------------

The cash provided by operating activities was $10. 5 million compared with $11.0 million in 2000 and $2.7 million in 1999. During 2001, Crystallex made significant improvement in reducing production and supplies inventories. The cash flow from the operating activities was used to finance capital expenditures and for the acquisition of a company.

INVESTING ACTIVITIES
--------------------

During the year, Crystallex invested $5.4 million to consummate the acquisition of a portion of the outstanding debt owing from ECM to Bema Gold Corporation (`Bema") and a royalty on the El Callao Mining project. Concurrent with this, Crystallex completed the take-over bid made by its wholly-owned subsidiary 618707 British Columbia Ltd., to acquire any and all of the common shares of ECM. The shares of ECM deposited to the offer totalled 36,575 832, representing approximately 80% of the outstanding shares of ECM. 618707 British Columbia Ltd. assigned its rights under the bid to Crystallex and Crystallex took up and paid for the ECM shares by issuing an aggregate of 2,438,352 common shares of Crystallex.


With this acquisition, Crystallex has control of the Lo Increible Project in Venezuela. The Lo Increible Project is a 9,704 hectare property in the heart of the El Callao mining district.


During 2001, Crystallex also incurred expenses in various projects to expand the mills, commenced mining at Santa Teresa, collared the portal for underground mining at Charlie Richards and others.

FINANCING ACTIVITIES
--------------------

Cash provided by financing activities generated $19.0 million in 2001, representing the proceeds from a private placement, equity offerings, debt draw downs, exercising of warrants and stock options.

RISK FACTORS
------------

The profitability of Crystallex depends upon several identified factors including levels of productions, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. Crystallex operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risk, varying tax regimes, country specific employment legislation and currency exchange fluctuation. Crystallex seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

REGULATORY AND ENVIRONMENT RISKS
--------------------------------

Crystallex takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. Crystallex believes that its environmental programs, developed internally in conjunction with local advisers, not only complies with but in some cases exceeds prevailing regulations^.

The mining and production activities of Crystallex in Uruguay and Venezuela are subject to environmental legislation and government regulation, including reporting requirements and monitoring activities. Crystallex is not aware of any material breach of environmental regulations or requirements and has no notices or work orders outstanding with respect to environmental matters. It is Crystallex's policy and practice to conduct internal environmental audits to confirm compliance with environmental regulations and assess continuing compliance.

Cyanide
-------

Environmental considerations in Uruguay and Venezuela focus on the use and containment of cyanide bearing solutions (liquids) and cyanide bearing solid tailings. In order to apply effective remediation measures, it is important to understand some of the characteristics of cyanide:

    o Cyanide is a man-made substance consisting of nitrogen, carbon and hydrogen. (NCH)

    o  It is toxic and needs to be handled with care.

    o  It is a fragile chemical compound (unstable in certain environments).

    o It is biodegradable, oxidizes rapidly and reverts back to its components of carbon which becomes carbon dioxide, nitrogen which becomes a nitrous oxide, and hydrogen which turns into water.

    o  It is destroyed by ultraviolet light over time.

    o  It is destroyed rapidly in an environment where the PH drops below 10.

    o Cyanide destruction plants, like the one at Minera San Gregorio ("MSG"), operate with a PH of 2 in order to destroy 95% of the cyanide in less than 4 hours.

Uruguay
-------

In Uruguay, two government agencies develop policies regarding environmental protection, DINAMA, the National Directorate of the Environment, and DNH, the National Directorate of Hydrology. A third agency, DINAMIGE, the Directorate of Mining and Geology, joins DINAMA and DNH in the decision to allow mining to proceed.

DINAMA allowed MSG to proceed with mining based on MSG's compliance with DINAMA's requirements. The requirements covered protection of flora and fauna, discharge of solid and liquid waste, dust control and many other matters, all of which have been complied with by MSG. Each year MSG prepares a comprehensive report which addresses all compliance requirements and files the report with DINAMA, with a courtesy copy to the other two agencies. The report covers operating compliance issues as well as general environmental issues regarding the impact of the operation on flora and fauna. The annual reports filed have been, in large part, accepted without question. There have never been major compliance issues during the period of Crystallex's ownership of MSG.

DINAMA sends its inspectors on a monthly monitoring trip to examine surface run-off, impact of the operation on a number of strategically positioned monitoring wells and a dust monitoring station in the nearby village of Minas De Corrales. Management has a meeting following the inspections, and rarely have there been issues which could not be resolved at that meeting.

DNH is the agency responsible for issuing the permission to use water. As with the water boards in Canada, no operation is possible without this permit. DNH has been mostly active in trying to understand what happens to water quality after abandonment, and therefore we have been working with DNH, and external consultants, over the past four years to develop the final closure plan.

The three areas related to our work with DNH are:

    1. Long Term stability of the tailings deposition area, both physically and chemically.

    2. Reclamation and planting of the mine waste dump areas.

    3. Removal of surface facilities.

TAILINGS AREA.

    o Our liquid tailings treatment plant was commissioned in 2001. It was designed to treat the tailings solution from the tailings pond and to discharge the resultant innocuous liquid to the environment. The original volume of liquid tailings at the time of commissioning of this plant approached 800,000 cubic meters. This is currently down to 150,000 cubic meters. DNH was pleased with this development as most of the issues surrounding an abandoned tailings pond deal with the discharge of liquids.

    o The tailings facility was designed by Golders Associates and constructed under their supervision. The long term stability of this facility is assured thorough design and operating criteria, and DNH has accepted the concept and design.

 RECLAMATION AND PLANTING OF MINE WASTE DUMPS.

    o  This is an ongoing activity started in 2001.

    o  Approximately 40% of the dumps have been reclaimed and revegetated.

    o The results have been successful beyond our initial expectation. The reclaimed dumps blend well into the environment and are difficult to discern from a distance.

REMOVAL OF SURFACE FACILITIES;

    o A plan to remove surface facilities was presented, but for obvious reasonsimplementation is delayed to the end of our mining cycle at MSG.

    o  Estimates to remove the plant are updated regularly.

In Uruguay, the ongoing site restoration costs are expensed as, incurred and a provision for closure restoration costs, based upon estimated costs to comply with existing reclamation legislation, is included in our reclamation liability for balance sheet purposes. Crystallex does not anticipate an increase in the total estimated reclamation liability.

Venezuela
---------

The Revemin plant is permitted for the use of cyanide in the dissolution of gold, and the permit is in good standing. The permit is contingent on our containing all tailings which have come into contact with cyanide. Compliance with the permit is achieved as follows:

    o A major North American geotechnical and engineering company designed the tailings deposition facility for Bolivar Goldfields

    o The tailings dams were constructed according to the specifications set out in the engineering project.

    o The tailings dams are being operated according to the specifications set out in the engineering project.

    o The tailings dams are raised annually to accommodate the next years production.

    o  The cost of raising the dams is expensed annually.

    o Certain areas of the tailings impoundment facility are decommissioned as they reach design capacity.

    o  These areas are revegetated and returned to nature.

    o Since the property has been under Crystallex ownership, the annual inspection has been carried out by a Canadian geotechnical consultant, M.
       A. J. Matich, the recipient of the prestigious Leggett Award for recognition in the field of Geotechnical Engineering.

    o  Revemin staff inspect the tailings dams perimeter once per day.

    o Representatives of the Ministry of the Environment and Natural Resources ("MARN") conduct planned bi-annual visits and occasionally conduct unplanned inspections.

    o  Operations at Revemin have never been suspended for non-compliance.

It is important to note that mined out areas are also rehabilitated as an ongoing operating procedure. For example, our tailings impoundment facility at Albino was covered over with a thin layer of topsoil and revegetated. The Albino mine waste dumps were terraced, and indigenous trees were planted in a designed pattern.

In Venezuela, Crystallex records reclamation costs as part of the unit costs of ongoing production and expenses these costs when incurred. There is no further provision for reclamation or closure costs and no provision is currently anticipated.

Environmental laws and regulations are constantly changing and such changes may impact our obligations for remediation and protection of the environment. Crystallex may incur significant costs in respect of such obligations which may impact its operating results and financial condition. Because of the uncertainty as to the nature of future regulatory requirements, Crystallex is not able to determine the impact of future requirements upon its compliance obligations and financial position. We will continue to closely monitor changes in law and policy which may impact its environmental compliance obligations and will update its plans and financial estimates related to such obligations in compliance with applicable law and policy.

We will continue its practice of progressively rehabilitating its properties during operation to reduce post production, closure and post closure obligations, including both operational and financial obligations.


C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
    ----------------------------------------------------

Not Applicable.

D.  TREND INFORMATION
    -----------------

Not Applicable.


               ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
               ---------------------------------------------------

A.  DIRECTORS AND SENIOR MANAGEMENT
    -------------------------------

In the following table and notes thereto is stated the name of each director and member of senior management, all offices of Crystallex now held by him, his business experience and principal occupation, the period of time for which he has been a director or member of senior management, and, for directors, other principal directorships:



NAME AND OFFICE, FUNCTION OR      BUSINESS EXPERIENCE AND            DIRECTOR             PRINCIPAL
POSITION WITH CRYSTALLEX          PRINCIPAL OCCUPATION               SINCE                DIRECTORSHIPS
----------------------------      -----------------------            --------             -------------
Robert A. Fung(2)(4)(5)           Business Executive;                December 3, 1996     Yorkton
Chairman of the Board, Director   Deputy Chairman of Yorkton                              Securities, Inc.;
                                  Securities, Inc.                                        Toronto Waterfront
                                                                                          Revitalization
                                                                                          Corporation; Stockhouse
                                                                                          Media Corporation; El
                                                                                          Cal-lao Mining Corp. (6)

Marc J. Oppenheimer(2)(5)         Business Executive; President      February 20, 1995    First Choice
President, Chief Executive        and Chief Executive Officer of                          Industries, Ltd;
Officer and Director              Crystallex                                              El Callao Mining  Corp. (6)



NAME AND OFFICE, FUNCTION OR      BUSINESS EXPERIENCE AND            DIRECTOR             PRINCIPAL
POSITION WITH CRYSTALLEX          PRINCIPAL OCCUPATION               SINCE                DIRECTORSHIPS
----------------------------      -----------------------            --------             -------------

C. William Longden(3)             Business Executive;                July 25, 2000        Marshall, Macklin,
Director                          Vice Chairman of Marshall,                              Monaghan Limited; El
                                  Macklin, Monaghan Limited                               Callao Mining Corp. (6)

David I. Matheson(1)              Counsel, McMillan Binch, LLP       July 25, 2000        Clarke Inc.; El Callao
Director                          Barristers & Solicitors                                     Mining Corp. (6)

Harry J. Near (1)(4)              Business Executive; President,     May 5, 1997          El Callao Mining Corp. (6)
Director                          Near Consultants & Associates;
                                  Principal, The Earnscliffe
                                  Strategy Group

Daniel R. Ross (3)(4)(5)          Business Executive; Executive      December 3, 1996     El Callao Mining Corp. (6)
Director                          Vice President, Corporate
                                  Counsel, and Secretary of
                                  Crystallex International
                                  Corporation

Dr. Enrique Tejera Paris(3)       Former Venezuelan Ambassador to    November 10, 1997    El Callao Mining Corp. (6)
Director                          Spain, the United States, and

                                  the United Nations; Former
                                  President of Minera Venamo C.A.


Gordon M. Thompson((1)            Business Executive;                March 21, 2000       El Callao Mining Corp. (6)
Director                          Senior Vice President Corporate

                                  Development
                                  NCE Resources Group


Armando F. Zullo (3)              Business Executive;                December 3, 1996     El Callao Mining Corp. (6)
Director                          President of A.F. Zullo &

                                  Company Ltd.

Dr. Sadek El-Alfy                 Vice President-Operations               ____                 ____
Vice President -Operations        Crystallex International
                                  Corporation

Dr. Luca M. Riccio                Vice President-Exploration              ____                 ____
Vice President - Exploration      Crystallex International
                                  Corporation

K. Y. Sze-Tho, Chief Financial    Chief Financial Officer                _____                 ____
Officer                           Crystallex International
                                  Corporation


(1)Member of the Audit Committee
(2) Member of the Executive Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Compensation Committee
(5) Member of the Nominating Committee
(6) Become director of El Callao Mining Corp. subsequent to Crystallex's acquiring approximately 80% of the outstanding El Callao shares. See Item 4.A-Information on the Company- History and Development of the Company- Important Acquisitions Since January 1, 2001.

Robert A. Fung, Chairman. Prior to his appointment as Crystallex's Chairman on February 12, 1998, Mr. Fung was a Crystallex Director and Vice Chairman of Gordon Capital Corporation, a Canadian investment bank, where he oversaw a broad range of investment activities. Currently, Mr. Fung serves in a senior advisory position at Yorkton Securities Inc. and from 1997 to 2001 was a Senior Partner of Capital West Group. In addition, Mr. Fung serves as Chairman of the Task Force to redevelop Toronto's Waterfront, a Cdn$12 billion redevelopment project and one of the largest urban renewal projects undertaken in the history of Canada. He is a Director of the Government of Canada's Export Development Corporation. Mr. Fung works closely with the Board of Directors and Crystallex's senior management in determining Crystallex's business strategy.

Marc J. Oppenheimer, President and Chief Executive Officer. Mr. Oppenheimer has served as Crystallex's President and Chief Executive Officer and a Crystallex Board member since February 1995. Prior to coming to Crystallex, he held executive positions at The Chase Manhattan Bank and Midlantic National Bank. Immediately before joining Crystallex, Mr. Oppenheimer was engaged in merchant banking activities and was a consultant to Crystallex. Mr. Oppenheimer is responsible for the overall administration of Crystallex and all elements of Crystallex's business. He is also responsible for the recruitment, direction and supervision of the senior management of Crystallex and its subsidiaries.

C. William Longden, Director. Mr. Longden was Vice President (Corporate Development) with Marshall, Macklin, Monaghan Limited from 1990 to May 9, 2001, and has been a director of that company since 1985. He is also President of Marshall, Macklin, Monaghan International Corporation. Mr. Longden has an extensive background and experience in construction management and in infrastructure development and management on a global scale.

David I. Matheson, Director. Mr. Matheson had been a partner with the Toronto, Canada law firm of Aird & Berlis since 1991 and became counsel to that firm in 2001. In December 2001, Mr. Matheson joined the firm of McMillan Binch in Toronto as counsel. Mr. Matheson has an extensive background in international finance and taxation and has lectured on corporate governance, evolving director's responsibilities, and other areas of corporate law.

Harry J. Near, Director. Mr. Near is the Principal of the government and public affairs consulting company, The Earnscliffe Strategy Group. Mr. Near regularly advises companies on government policy and regulatory matters. He is a former Chief of Staff and Senior Policy Adviser to the Canadian Ministry of Energy Mines and Resources and a former adviser to the Prime Minister of Canada.

Daniel R. Ross, Executive Vice President and Corporate Counsel. Prior to joining Crystallex full-time in September 2001, Mr. Ross was a partner of McCarthy Tetrault, one of Canada's largest law firms, having joined McCarthy Tetrault in 1991. Prior to his retirement from the firm, Mr. Ross served as managing partner of its London, Canada offices. Mr. Ross has served on a number or private and charitable boards and is currently Chairman of the Board of the London Health Sciences Centre, one of Canada's largest hospitals. Over the past several years, he was instrumental in the negotiation and completion of Crystallex's acquisitions and financings. Mr. Ross coordinates the placement and execution of legal, administrative and related services.

Enrique Tejera-Paris, Director. Dr. Tejera-Paris presently teaches and lectures in Venezuela and the USA. He is a former Venezuelan Ambassador to Spain and had been the Venezuelan Executive Director of the International Monetary Fund. He is active in several conservation societies, the former President of Crystallex's Venezuelan subsidiary, Minera Venano, and serves as Managing Director of the environmental foundation created by Crystallex in Venezuela.

Gordon M. Thompson, Director. Mr. Thompson is Senior Vice President, Corporate Development for NCE Resources Group. Previously he was head of large product development for CIT Group of Toronto, one of the largest publicly traded project finance groups in the world. At CIT Group Mr. Thompson was responsible for developing asset financing opportunities in the Canadian public sector finance market. Prior to November, 1999 he was Director, Newcourt Capital Inc. and prior to August, 1996 was Vice President, Business Development of the Newcourt Credit Group.

Armando F. Zullo, Director. Mr. Zullo is the founder and President of A.F. Zullo & Company Ltd., a supplier of industrial products to commercial and industrial entities including mining companies and other multi-national companies.

Dr. Sadek El-Alfy, Vice President - Operations. Dr. El-Alfy has more than 20 years of experience in mine management and operation. Prior to joining Crystallex in February, 1997, he was Vice President of Operations for Royal Oak Mines and previously was General Manager of the Iron Ore Company of Canada. He has a degree in mining engineering and received his doctorate from the University of London. Dr. El-Alfy directs and manages the mining operations of Crystallex and advises in acquisitions and exploration programs.

Dr. Luca M. Riccio, Vice President of Exploration. Dr. Riccio joined the Crystallex management team in December 1996. He is a geologist and has over 25 years of experience in the mining industry, which includes consulting for BP Minerals, Homestake and other large successful mining companies. Dr. Riccio is a Fellow of the Geological Association of Canada.

K.Y. Sze Tho, Vice President - Accounting. Mr. Sze Tho joined Crystallex in 1995, having had broad previous experience in the general accounting area. Mr. Sze Tho served as Crystallex's Chief Financial Officer until September, 2002, and has been responsible for Crystallex's budgeting, reporting, and the financial administration. As Vice-President, Accounting, Mr. Sze Tho will be primarily responsible for the preparation and presentation of the financial statements of Crystallex and its subsidiaries as well as Crystallex's day to day accounting.

Borden D. Rosiak, Chief Financial Officer. Mr. Rosiak joined Crystallex in May, 2002. Prior to joining Crystallex, Mr. Rosiak was Chief Financial Officer of Dorset Partners, a private investment firm. From 1994 to 1999 he was Chief Financial Officer of Newcourt Credit Group, a global financial services company. Mr. Rosiak managed the capital structure of Newcourt, including numerous equity offerings as well as the financial and administrative operations. He also served as CFO of Toronto's 2008 Olympic Bid committee. Mr. Rosiak is a chartered accountant and also holds a bachelor's degree in Applied Sciences - Chemical Engineering. Mr. Rosiak manages and directs Crystallex's financial administration.

Robert Crombie, Vice President - Finance. Mr. Crombie joined Crystallex in April, 2002. He has more than a decade of mining related financial experience. From 1999 to 2001, he managed the Canadian mining finance activities of Dresdner Bank in Toronto and was primarily involved with the origination and structuring of corporate and project debt facilities. Until 1999, he was Vice President - Corporate Finance of Chase Manhattan Bank in Toronto. Reporting to the President of Chase Canada and to Chase's Head of North American Mining and Metals in New York, he was the principal executive developing and managing a portfolio of Canadian clients. Between 1990 and 1992, he held various positions with Corona Corporation, a Canadian mining company. Mr. Crombie holds a Master of Science degree in Mineral Economics from Penn State and a Honours Bachelor of Commerce degree from Queens University. Mr. Crombie is primarily responsible for the development of Crystallex's budgeting and financial planning


B.  COMPENSATION
    ------------

All amounts shown in the following three tables are in Canadian dollars unless otherwise noted:

                SUMMARY COMPENSATION TABLE FOR EXECUTIVE OFFICERS

                                                                                          LONG TERM
                                                ANNUAL COMPENSATION                   COMPENSATION AWARD
                                                -------------------                   ------------------

                                                                    OTHER ANNUAL       SECURITIES UNDER        ALL OTHER
     NAME AND                         SALARY         BONUS(2)       COMPENSATION          OPTIONS(4)         COMPENSATION
PRINCIPAL POSITION      YEAR(1)        ($)            ($)               ($)                  (#)                  ($)
------------------      -------       ------        --------        ------------      ------------------     ------------
Robert A Fung            2001              NIL        $350,000        $180,000             205,000             NIL
(Chairman of the                                    US$100,000
Board - Feb. 12/98)      2000              NIL      US$100,000        $180,000             405,000             NIL
                         1999              NIL      US$120,000        $180,000             120,000             NIL

Marc J. Oppenheimer      2001       US$418,461      US$195,000       US$10,500(5)          190,000             NIL
President & Chief        2000       US$357,808      US$182,000       US$10,200(5)          390,000             NIL
Executive Officer        1999       US$299,077      US$138,000        US$9,600(5)          270,000             NIL
(Feb. 20/95 to
present)

Daniel R. Ross           2001         $166,667        $ 83,333        US$6,000(6)          255,000             NIL
Executive Vice           2000              NIL             NIL             NIL             155,000             NIL
President and            1999              NIL             NIL             NIL              20,000             NIL
Corporate Counsel
(July 1/01 to
present)

Dr. Sadek El-Alfy        2001       US$222,000       US$50,000        US$1,800(5)          65,000              NIL
Vice President,          2000       US$174,000       US$50,000        US$1,800(5)          20,000              NIL
Operations (Feb./97      1999       US$172,000             NIL        US$7,200(5)             NIL              NIL
to present)

Dr. Luca M. Riccio       2001              NIL         $15,000        $200,000(3)          65,000              NIL
Vice President,          1999              NIL             NIL        $200,000(3)          20,000              NIL
Exploration              1999              NIL             NIL        $200,000(3)          50,000              NIL
(Dec. 2/96
to present)

(1) The fiscal periods referred to in this table are the 12 months ended December 31, 2001, the 12 months ended December 31, 2000, and the
         12 months ended December 31, 1999.
(2) These awards are reported in the year in which they were earned, not the year in which they were paid.
(3) Consists of consultancy fees paid to Dr. Riccio in his capacity as chief geologist of Crystallex.
(4) Consists of options for Common Shares granted during the relevant fiscal year.
(5) Represents Company match of employee voluntary contributions to 401(k) program.
(6) Director's honorarium paid only until Mr. Ross became an employee of the Company on July 1, 2001.

STOCK OPTIONS

The following table sets forth information concerning option grants during 2001 to Crystallex's executive officers as at December 31, 2001:

                           [chart begins on next page]

              OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2001


                                                                               Market Value
                                       % of Total                             of Securities
                      Securities        Options                                Underlying
                        Under          Granted to           Exercise or       Options on the
                      Option(1)       Employees in           Base Price        Date of Grant       Expiration
     Name                (#)        Financial Year(2)       ($/Security)        ($/Security)         Date
--------------      -------------   -----------------     ----------------    ----------------     ---------
Robert A. Fung         100,000            5.5                  2.25               2.25           November 18, 2011
                        50,000            2.8                  2.25               2.25           November 7, 2006
                        55,000            3.0                  2.20               2.00             July 2, 2011

Marc J. Oppenheimer    100,000            5.5                  2.25               2.25           November 18, 2011
                        50,000            2.8                  2.25               2.25           November 7, 2006
                        40,000            2.2                  2.20               2.00             July 2, 2011

Daniel R. Ross         100,000            5.5                  2.25               2.25           November 18, 2011
                       100,000            5.5                  2.20               2.20             July 2, 2011
                        55,000            3.0                  2.20               2.20             July 2, 2011

Dr. Sadek El-Alfy       50,000            2.8                  2.25               2.25           November 18, 2006
                        15,000            0.8                  2.25               2.25           November 7, 2006

Dr. Luca M. Riccio      50,000            2.8                  2.25               2.25           November 18, 2006
                        15,000            0.8                  2.25               2.25           November 7, 2006



(1) Consists of options for common shares.
(2) Includes the options granted to the executive officers who are not directors.

The following table sets forth information concerning the value realized upon the exercise of options during 2001 and the value of unexercised options held by Crystallex's executive officers as of December 31, 2001:

       AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2001
                      AND FINANCIAL YEAR-END OPTION VALUES

                        Securities                                                                Value of Unexercised
                         Acquired        Aggregate                Unexercised                         in-the-Money
                            on             Value                    Options                             Options
       Name             Exercise (#)    Realized ($)              at F.Y. End (#)                 at F.Y. End ($)
    -----------       --------------   --------------    ------------------------------      ------------------------------
                                                         Exercisable      Unexercisable      Exercisable      Unexercisable
                                                         -----------      -------------      -----------      -------------
Robert A. Fung              NIL             NIL           1,747,500            NIL            2,200,600           NIL
Marc J. Oppenheimer         NIL             NIL           2,005,000            NIL            2,668,700           NIL

Daniel R. Ross              NIL             NIL             530,000            NIL             405,950            NIL
Dr. Sadek El-Alfy         50,000           40,000           235,000            NIL             242,050            NIL
Dr. Luca M. Riccio          NIL             NIL             205,000            NIL             216,650            NIL

During the year ended December 31, 2001, Messrs. Near, Thompson, Longden, Matheson and Zullo received an annual fee of US$12,000, which was paid in Common Shares of Crystallex pursuant to Crystallex's Directors' Remuneration Program. Messrs. Ross and Tejera Paris each received US$6,000 under this program, representing payment for the portion of the year during which they were not employed by Crystallex. To the extent that a director is given a specific assignment out of the normal course of his duties as a director, he is paid an amount per day which the Board of Directors deems appropriate while devoting himself exclusively to such an assignment. During the fiscal year ended December 31, 2001, no payments were made to directors under this policy.

Crystallex has agreed to pay Mr. Fung $180,000 per annum in his capacity as Chairman of the Board.

All directors will receive an additional 20,000 options per year for serving on the Board, the said options to be issued immediately following the annual general meeting and the appointment of directors in or about June of each year. All directors will receive an additional 10,000 options for each committee on which they serve and an additional 5,000 options for each committee which they chair, the additional options being in recognition of additional workload undertaken by the directors, and issued immediately following the annual general meeting and confirmation of committee appointments in or about June of each year. Crystallex's directors received the following options during 2001 (in addition to the options listed above for executive officers that are also directors):


--------------------------------------------------------------------------------------------------------------------
            NAME                    NUMBER OF OPTIONS             PRICE (CDN. $)                EXPIRY DATE
--------------------------------------------------------------------------------------------------------------------
Gordon M. Thompson                       135,000                  $2.20 to $2.25        July 2,  2011  to
                                                                                        November 18,  2011
--------------------------------------------------------------------------------------------------------------------
C. William Longden                       130,000                  $2.20 to $2.25        July 2,  2011  to
                                                                                        November 18, 2011
--------------------------------------------------------------------------------------------------------------------
David I. Matheson                        130,000                  $2.20 to $2.25        July 2,  2011  to
                                                                                        November 18,  2011
--------------------------------------------------------------------------------------------------------------------
Enrique Tejera Paris                     130,000                  $2.20 to $2.25        July 2,  2011  to
                                                                                        November 18, 2011
--------------------------------------------------------------------------------------------------------------------
Harry J. Near                            145,000                  $2.20 to $2.25        July 2,  2011  to
                                                                                        November 18, 2011
--------------------------------------------------------------------------------------------------------------------
Armando F. Zullo                         130,000                  $2.20 to $2.25        July 2,  2011  to
                                                                                        November 18, 2011
--------------------------------------------------------------------------------------------------------------------


Directors will continue to be paid market value for special projects in which they are engaged on behalf of Crystallex, such as legal or investment work, etc. See Item 7.B - Major Shareholders and Related Party Transactions - Related Party Transactions.

C.  BOARD PRACTICES
    ---------------

Each member of Crystallex's Board of Directors serves for a one year term and is subject to election at Crystallex's Annual General Meeting. Crystallex's next Annual General Meeting is scheduled to be held on June 25, 2002. See Item 6.A for the period during which Crystallex's current directors have held their office.

No Crystallex director, except for Marc J. Oppenheimer, Crystallex's President and Chief Executive Officer, has a contract or agreement with Crystallex or any of its subsidiaries providing for benefits upon termination of employment with Crystallex.

The Audit Committee is composed of Messrs. Thompson (as Chair), Matheson and Near. Messrs. Thompson and Near are not related to Crystallex, and none of Matheson, Thompson, or Near is an inside director of Crystallex. The Audit Committee is governed by a Charter that was adopted by the Board of Directors on June 8, 2000. The Charter incorporates all of the requirements of the American Stock Exchange and the Securities and Exchange Commission, which requirements were incorporated from the Report and Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees, as well as the requirements of the Ontario Securities Commission. The Audit Committee meets with management of Crystallex and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plan. This committee also recommends to the Board of Directors the firm of independent auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, and certain other documents required by regulatory authorities, reviews with management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of Crystallex, and reviews with management, on an annual basis, the risks inherent in Crystallex's business and risk management programs relating thereto.

The Compensation Committee, composed of Messrs. Near (as Chair), Fung and Ross, determines compensation for the executive officers of Crystallex. Compensation matters involving Mr. Fung and Mr. Ross are considered and approved directly by the Board of Directors. Each of Mr. Fung and Mr. Ross absents himself from the portions of Board of Directors' meetings at which his individual compensation is discussed and determined.

Executive compensation is based on an evaluation of individual qualifications and performance as well as on Crystallex's performance. Executive compensation may be comprised of any combination of cash, in the form of salary and/or bonus, benefits and incentive stock options. Qualifications, previous years' performance, and comparison to peer group companies are weighted most heavily in the determination of salary and salary adjustments. Incentive stock options and bonuses are determined relative to individual performance and effort, and the overall performance of Crystallex.

D.  EMPLOYEES
    ---------

                 CRYSTALLEX EMPLOYEES (FULL-TIME AND PART-TIME)
                             AS OF DECEMBER 31, 2001

--------------------------------------------------------------------------
    LOCATION          2001          2000        1999
--------------------------------------------------------------------------
Canada                 4             3           3
--------------------------------------------------------------------------
United States          4             5           5
--------------------------------------------------------------------------
Uruguay               164           165         166
--------------------------------------------------------------------------
Venezuela             198           255          26
--------------------------------------------------------------------------

Approximately 90 of Crystallex's employees at its Tomi mine and Revemin mill are unionized. Crystallex believes that it has good relationships with its employees, including its unionized employees.

Crystallex employed on average approximately ten temporary employees during 2001, primarily in Venezuela. These personnel are included in the above table.

E.  SHARE OWNERSHIP
    ---------------

The following table sets forth the number of Crystallex common shares beneficially owned as of May 10, 2002 by each of Crystallex's directors and executive officers, and information concerning options to purchase common shares each of such persons owns. All dollar amounts shown in this table are in Canadian dollars unless otherwise noted.

--------------------------------------------------------------------------------------------------------------------
                              SHARES BENEFICIALLY OWNED                             OPTIONS
--------------------------------------------------------------------------------------------------------------------
                                              PERCENT OF
                                                OUT-
                                             STANDING
     NAME                       AMOUNT (1)   SHARES (2)    NUMBER       EXERCISE PRICE         EXPIRATION DATES
--------------------------------------------------------------------------------------------------------------------
Robert A. Fung                    19,500        2.1%       1,747,500     $1.00 - $2.27         3/10/07-11/18/11
--------------------------------------------------------------------------------------------------------------------
Marc J. Oppenheimer               25,000        2.4%       2,005,000     $0.85 - $2.27         10/2/05-11/18/11
--------------------------------------------------------------------------------------------------------------------
C. William Longden                18,661         *           210,000     $1.75 - $2.25          8/8/10-11/18/11
--------------------------------------------------------------------------------------------------------------------
David I. Matheson                 16,661         *           210,000     $1.75 - $2.25          8/8/10-11/18/11
--------------------------------------------------------------------------------------------------------------------
Harry J. Near                     42,501         *           500,000     $1.00 - $2.27         6/26/07-11/18/11
--------------------------------------------------------------------------------------------------------------------
Daniel R. Ross                    58,391         *           530,000     $1.41 - $2.27         11/7/07-11/18/11
--------------------------------------------------------------------------------------------------------------------
Dr. Enrique Tejera Paris           6,850         *           400,000     $1.00 - $2.27        12/17/07-11/18/11
--------------------------------------------------------------------------------------------------------------------
Gordon M. Thompson                16,661         *           220,000     $1.75 - $2.65        3/21/10-11/18/11
--------------------------------------------------------------------------------------------------------------------
Armando F. Zullo                  42,501         *           300,000     $1.00 - $2.27        6/26/07-11/18/11
--------------------------------------------------------------------------------------------------------------------
Dr. Sadek E. El-Alfy               1,000         *           185,000     $1.50 - $2.25        9/22/02-11/18/06
--------------------------------------------------------------------------------------------------------------------
Dr. Luca M. Riccio                19,000         *           135,000     $1.50 - $2.25        12/31/02-11/18/06
--------------------------------------------------------------------------------------------------------------------
K.Y. Sze-Tho                      66,050         *           295,000     $0.85 - $2.25        12/31/02-11/18/06
--------------------------------------------------------------------------------------------------------------------

* Less than 1% of common shares outstanding as of May 10, 2002.

(1) Information on Common Shares beneficially owned is not within the knowledge of the management of Crystallex and has been furnished by the respective persons.

(2) The percentage indicated for each named person is based upon 81,344,316 common shares issued and outstanding as of May 10, 2002 and the number of common shares underlying the immediately exercisable options held by such person. The percentage calculations for each named person do not include any common shares beneficially owned by any other person or any common shares issuable upon the exercise of any other currently outstanding options, warrants, or other rights to acquire common shares, other than those beneficially owned by such person.

Crystallex is authorized to issue to its officers, directors, employees, and consultants options to acquire an aggregate of up to 7,500,000 common shares under its Incentive Share Option Plan that it adopted in 1997 and amended in 1998, 2000, and 2001. As of May 10, 2002, there were 5,444,792 outstanding options under the plan. Crystallex intends to have its shareholders vote at the 2002 Annual General Meeting to increase the number of options authorized under the Incentive Share Option Plan from 7,500,000 to 10,500,000.

Crystallex entered into an employment agreement with Marc J. Oppenheimer effective March 6, 2000 setting out the terms under which Mr. Oppenheimer would act as President and Chief Executive Officer of Crystallex. Pursuant to this agreement, Mr. Oppenheimer receives, effective January 1, 2002, a base salary of US$390,000 as well as a benefits package. In addition, the agreement allows for Mr. Oppenheimer to negotiate a bonus and incentive plan with Crystallex. The incentive plan negotiated by Mr. Oppenheimer allows for the grant to him of such number of options to purchase Common Shares as the Board of Directors deems appropriate. In the event of a change of ownership or control of Crystallex, Mr. Oppenheimer may terminate the agreement. If, after any such change of control, Crystallex fails to comply with the agreement, then Mr. Oppenheimer will receive a lump sum payment equivalent to not less than three years of compensation and benefits. The agreement has an expiry date of March 5, 2007, with automatic one-year extensions unless Crystallex gives Mr. Oppenheimer a minimum of three years written notice of termination prior to the anniversary date of the agreement.


           ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
           ----------------------------------------------------------

A.  MAJOR SHAREHOLDERS
    ------------------

(a)     As far as known by Crystallex, and except as set forth in subparagraph
        (b) below, Crystallex is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

(b) The table below sets forth information as of May 10, 2002, with respect to any person who is known to Crystallex to be the owner of more than 5% of Crystallex's common voting securities outstanding and the total amount of common shares owned to the best knowledge of Crystallex, by the officers and directors of Crystallex as a group.

(c)     None of Crystallex's shareholders have different voting rights.







                           [Table begins on next page]

                                                               PERCENTAGE OF
                                           NO. OF               OUTSTANDING
        NAME AND ADDRESS(1)             COMMON SHARES          COMMON SHARES(2)
        ----------------                -------------          -------------
     Cede & Co.                           61,194,683             75.2%
     Box 20
     Bowling Green Station
     New York, New York 10274

     CDS & Co.                            14,350,478             17.6%
     25 The Explanade
     Box 1038, Station A
     Toronto, Ontario  M5E 1W5


(1) Clearing Agencies. Crystallex has no knowledge of the beneficial owners of these shares and, to the knowledge of the directors and senior officers of Crystallex, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than five percent of the voting rights attached to all shares of Crystallex entitled to be voted at the Meeting.

(2)      Shareholdings are shown as at May 10, 2002.

On May 10, 2002, the number and class of shares which Crystallex was authorized to issue were an unlimited number of common shares, Class A preference shares, and Class B preference shares. As of May 10, 2002, none of the Class A or Class B preference shares have been issued and 81,344,316 common shares were issued and outstanding. In addition, 52,165,804 common shares were reserved for issuance for various reasons, including for the exercise of stock options, finder's fee, exercise of warrants issued in private placements, placement agent's fee for a private placement, and exercise of warrants issued for convertible notes and broker's fees.

The shareholder records of Crystallex's transfer agent, CIBC Mellon Trust Company, indicate that as of May 10, 2002, there were a total of 362 United States shareholders and institutions holding 62,901,636 shares, which holdings represented approximately 77.3% of Crystallex's then outstanding non-escrowed common shares.

As of the date of filing this annual report, Crystallex's senior management knows of no arrangements, the operation of which may at a subsequent date result in a change in control of Crystallex.

B.  RELATED PARTY TRANSACTIONS
    --------------------------

There were the following related party transactions for the period January 1, 2001 through May 10, 2002:

(a) The Company issued stock and granted stock options to directors and stock options to senior management. See Item 6.B.

(b) Crystallex paid and accrued $200,000 in consulting fees to Dr. Luca M. Riccio, Crystallex's Vice President-Exploration. See Item 6.B.

(c) Crystallex paid and accrued $437,165 to a law firm in which Daniel R. Ross, an officer and director of Crystallex, was a partner during a portion of 2001.

(d) Crystallex paid and accrued $20,617 to a law firm in which David I. Matheson, a director of Crystallex, was a partner and counsel during a portion of 2001.

C.  INTERESTS OF EXPERTS AND COUNSEL
    --------------------------------

Not applicable.


                         ITEM 8 - FINANCIAL INFORMATION
                         ------------------------------

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
    -------------------------------------------------------

Financial Information

Crystallex's consolidated financial statements are stated in Canadian dollars ($Cdn.) and are prepared in accordance with Canadian Generally Accepted Accounting Principles, the application of which in the case of Crystallex conforms in all material respects for the periods presented with United States Generally Accepted Accounting Principles, except as disclosed in Note 15 to the financial statements.

Audited financial statements for the fiscal years ended December 31, 2001, 2000 and 1999 are included herewith, together with the auditor's reports for each of these periods.

Legal Proceedings

See Item 4.D. - Information on the Company - Risk Factors - Title Disputes to the Cristinas 4 and 6 Properties and - Potential Ownership Problems to Properties Acquired From ACOMIXSUR.

Dividends

Crystallex's Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the forthcoming fiscal year.

B.  SIGNIFICANT CHANGES
    -------------------

None.

                         ITEM 9 - THE OFFER AND LISTING
                         ------------------------------

A.  OFFER AND LISTING DETAILS
    -------------------------

(4) Crystallex's common shares commenced trade on The Toronto Stock Exchange and on the American Stock Exchange under stock symbol "KRY". The tables below are based on information obtained from The Toronto Stock Exchange and from the American Stock Exchange:

                           THE TORONTO STOCK EXCHANGE
                           PRICES IN CANADIAN DOLLARS


                                                FISCAL YEAR ENDED

---------------------------------------------------------------------------------------------------------------
                            2001               2000               1999               1998               1997
---------------------------------------------------------------------------------------------------------------
        High                3.45               4.25               2.50               11.85              8.35
---------------------------------------------------------------------------------------------------------------
        Low                 0.99               1.19               0.74               0.50               1.90
---------------------------------------------------------------------------------------------------------------


                                              FISCAL QUARTER ENDED

---------------------------------------------------------------------------------------------------------------
                                             March 31            June 30           Sept. 30            Dec. 31
---------------------------------------------------------------------------------------------------------------
2002                  High                     3.30
---------------------------------------------------------------------------------------------------------------
                      Low                      2.53
---------------------------------------------------------------------------------------------------------------
                      Close                    3.14
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
2001                  High                     1.59               2.85               3.45               3.33
---------------------------------------------------------------------------------------------------------------
                      Low                      0.99               1.10               1.65               1.80
---------------------------------------------------------------------------------------------------------------
                      Close                    1.15               2.20               1.89               2.78
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
2000                  High                     3.80               4.25               2.95               2.25
---------------------------------------------------------------------------------------------------------------
                      Low                      1.33               1.85               1.70               1.19
---------------------------------------------------------------------------------------------------------------
                      Close                    3.25               2.65               1.95               1.22
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------


                                                   MONTH ENDED

---------------------------------------------------------------------------------------------------------------
                      November        December        January         February          March            April
                        2001            2001           2002             2002             2002            2002
---------------------------------------------------------------------------------------------------------------
      High              3.33            3.20            2.90             3.30            3.18            3.24
---------------------------------------------------------------------------------------------------------------
       Low              2.02            2.50            2.60             2.54            2.53            2.10
---------------------------------------------------------------------------------------------------------------

                           THE AMERICAN STOCK EXCHANGE
                             PRICES IN U.S. DOLLARS


                                                FISCAL YEAR ENDED

                            2001               2000               1999               1998               1997
---------------------------------------------------------------------------------------------------------------
        High                2.20              2.8125              1-3/4             8-5/16             6-3/16
---------------------------------------------------------------------------------------------------------------
        Low                 0.68               0.75                1/2                3/8               2-1/4
---------------------------------------------------------------------------------------------------------------

                                              FISCAL QUARTER ENDED

---------------------------------------------------------------------------------------------------------------
                                             March 31            June 30           Sept. 30            Dec. 31
---------------------------------------------------------------------------------------------------------------
2002                  High                     2.10
---------------------------------------------------------------------------------------------------------------
                      Low                      1.59
---------------------------------------------------------------------------------------------------------------
                      Close                    1.99
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
2001                  High                     1.68               1.91               2.20               1.97
---------------------------------------------------------------------------------------------------------------
                      Low                      0.95               0.68               1.06               1.17
---------------------------------------------------------------------------------------------------------------
                      Close                    1.38               1.48               1.17               1.81
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
2000                  High                     2.75              2.8125             1.9375              1.375
---------------------------------------------------------------------------------------------------------------
                      Low                      15/16             1.2500             1.1875              0.750
---------------------------------------------------------------------------------------------------------------
                      Close                   2-3/16             1.8125             1.3750              0.875
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
1999                  High                     1-1/4              1.00              1-1/16              1-3/4
---------------------------------------------------------------------------------------------------------------
                      Low                       1/2                .50                .50                5/8
---------------------------------------------------------------------------------------------------------------
                      Close                    13/16               5/8                7/8              1-5/16
---------------------------------------------------------------------------------------------------------------

                                                   MONTH ENDED

---------------------------------------------------------------------------------------------------------------
                      November        December        January         February          March            April
                        2001            2001           2002             2002             2002            2002
---------------------------------------------------------------------------------------------------------------
      High              1.94            1.97            1.82             2.10            2.00            2.03
---------------------------------------------------------------------------------------------------------------
       Low              1.32            1.65            1.61             1.59            1.59            1.25


Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

B.  PLAN OF DISTRIBUTION
    --------------------

Not applicable

C.  MARKETS
    -------

Crystallex's common shares ^trade on The Toronto Stock Exchange and on the American Stock Exchange.

D.  SELLING SHAREHOLDERS
    --------------------

Not applicable

E.  DILUTION
    --------

Not applicable

F.  EXPENSES OF THE ISSUE
    ---------------------

Not applicable


                        ITEM 10 - ADDITIONAL INFORMATION
                        --------------------------------

A.  SHARE CAPITAL
    -------------

Not applicable

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION
    --------------------------------------

Crystallex is continued under the Canada Business Corporations Act (the "Act") with corporation number 345631-5. Its articles contain no restrictions on the business that it may carry on. Neither Crystallex's articles nor its by-laws contain any restriction on a director's power to vote on a proposal, arrangement or contract in which the director is materially interested provided that the director complies with the provisions of the Act. The Act requires a director who is a party to a material contract or proposed material contract with Crystallex or who is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Crystallex to disclose in writing to Crystallex, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest. Such a director is precluded under the Act from voting on any resolution to approve such a contract unless the contract falls within a specified list of exceptions. The Act provides that, subject to the articles, the by-laws or any unanimous shareholder agreement, the directors of a corporation may fix the remuneration of the directors of the corporation. Neither the articles nor the by-laws or of Crystallex restrict the power of the directors in this regard. Crystallex has no unanimous shareholder agreements. The by-laws of Crystallex specifically authorize the directors to fix the remuneration of members of the Executive Committee from time to time. The Act provides that unless the articles or by-laws of or a unanimous shareholder agreement relating to a corporation otherwise provides, the directors may borrow money on the credit of the corporation and issue debt obligations of the corporation. Neither the articles nor the by-laws of Crystallex restrict the power of the directors in this regard. Neither the articles nor the by-laws of Crystallex contain any mandatory retirement provisions relating to the age of directors or any requirement that directors hold any specified number of shares of Crystallex.

The authorized share capital of Crystallex consists of an unlimited number of common shares, an unlimited number of Class "A" preference shares and an unlimited number of Class "B" preference shares. Each common share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate ratably in any distribution of the assets of Crystallex upon liquidation, dissolution or winding-up, subject to the prior rights of the holders of shares ranking in priority to the common shares. The Class "A" preference shares and Class "B" preference shares are issuable in series. Each such series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors of Crystallex, subject to the provisions attached to the Class "A" preference shares as a class or the Class "B" preference shares as a class, as the case may be. The Class "A" preference shares and the Class "B" preference shares shall each rank ahead of the common shares with respect to the distribution of assets of Crystallex upon liquidation, dissolution or a winding-up. The rights of holders of Crystallex common shares may only be changed by articles of amendment. Articles of amendment require the passage of a special resolution of shareholders.

An annual meeting of holders of common shares must be held no later than 15 months after the date of the last annual meeting of shareholders. At such meeting, the audited consolidated financial statements of Crystallex must be put before the shareholders, the auditors of Crystallex will be appointed and the directors of Crystallex will be elected. Voting may be effected in person or by written proxy and the quorum for any shareholders meeting shall be not less than two persons present holding or representing not less than 5 per cent of the total number of shares entitled to be voted at the meeting. This provision is different from the corporate law of many US states, and the effect of this provision is that these two shareholders could (provided they hold the requisite percentage of shares) take votes binding on behalf of all shareholders.

There are presently no governmental laws, decrees, or regulations in Canada which impose limitations on the right of non-resident or foreign owners to hold or vote the common shares of Crystallex. However, the Investment Canada Act (the "ICA"), provides, among other things, that the acquisition of control (as defined in the ICA) of a corporation carrying on a Canadian business (as defined in the ICA) whose assets exceed certain prescribed thresholds (which may depend upon the nationality of the non-Canadian acquiring control) by a non-Canadian (as defined in the ICA) may be subject to the approval of the Canadian Minister of Industry. The ICA contains various provisions creating presumptions in determining whether a Canadian corporation is or becomes a non-Canadian. For example, if a Canadian corporation is controlled by a non-Canadian, the corporation becomes non-Canadian, and thereupon the acquisition of control of any other Canadian corporation by such corporation may be subject to the approval of the Canadian Minister of Industry. The ICA contains a rebuttable presumption that control is acquired if one third of the voting shares of a Canadian corporation are acquired by a non-Canadian person or entity. Crystallex carries on a Canadian business for purposes of the ICA. There is no provision under US corporate law similar to the ICA. The impact of the ICA may be to delay or prevent a change in Crystallex's control to a non-Canadian person or entity.

Although not part of Crystallex's articles or bylaws, Crystallex has adopted a rights plan that could have an effect or delaying, deferring, or preventing a change in control of Crystallex. See Item 4.D - Information on the Company - Property, Plants and Equipment - Las Cristinas 4 and 6 Concessions - Company Corporate Matters Related to the Concession.


C.  MATERIAL CONTRACTS (SINCE MAY 10, 2000)
    ---------------------------------------

1. Share Purchase Agreement dated as of June 26, 2000 between Crystallex and Bolivar Goldfields Limited. See Item 4.D, Information on the Company - Property, Plants and Equipment -The Tomi Mine and Revemin Mill - Financing.

2. Asset Purchase Agreement dated September 12, 2000 between Crystallex and Bema Gold Corporation. See Item 4.A, Information on the Company - History and Development of the Company - Important Acquisitions Since January 1, 2001.

3. Term sheet dated as of March 23, 2001 for an amended and restated Shareholders Agreements of Osmin Holdings, Ltd. and Tamanaco Holdings, Ltd. relating to Lo Increible Concessions. See Item 4.D, Information on the Company - Property, Plants and Equipment - The Lo Increible Concessions.

4. First Amendment to Amended and Restated Loan Agreement dated as of October 12, 2001 between Minera San Gregorio S.A., Stel (B.V.I.) Inc., Crystallex International Capital Corporation, and Standard Bank London Limited. See Item 4.D, Information on the Company - Property, Plants and Equipment - The San Gregorio Gold Mine - Financing.

5. First Amendment to Credit Agreement dated as of October 26, 2001 between Mineras Bonanza C.A., Crystallex, various Crystallex subsidiaries, and Standard Bank London. See Item 4.D, Information on the Company - Property, Plants and Equipment -The Tomi Mine and Revemin Mill - Financing.

6. Assignment of Debt and Related Security dated as of October 26, 2001 between Crystallex, El Callao Mining Corp., and another Crystallex subsidiary and Standard Bank London. See Item 4.D, Information on the Company - Property, Plants and Equipment -The Tomi Mine and Revemin Mill - Financing.

7. Agreement dated as of November 15, 2001 between Crystallex and Standard Bank London Limited, relating to the orderly disposition of Crystallex common shares that Standard Bank London acquires from Crystallex as payment of loan obligations. See Item 4.D, Information on the Company - Property, Plants and Equipment - The San Gregorio Gold Mine - Financing.

Crystallex and Standard Bank London have entered into an agreement whereby Standard Bank London has undertaken to sell Crystallex shares that Standard Bank London holds, subject to daily and monthly maximum amounts, in order to maintain an orderly market for the transfer of Crystallex shares. The maximum amounts are determined from time to time as shares are issued by Crystallex in payment of amounts under the Amended and Restated Loan Agreement between Minera San Gregorio, other Crystallex subsidiaries, and Standard Bank London, as amended.

8. Memorandum of Understanding dated as of December 17, 2001 between Crystallex and Standard Bank London. See Item 4.D, Information on the Company - Property, Plants and Equipment - The San Gregorio Gold Mine - Financing.

D.  EXCHANGE CONTROLS
    -----------------

There are presently no governmental laws, decrees, or regulations in Canada restricting the export or import of capital, or which impose exchange controls or affect the remittance of dividends, interest, or other payments to non-resident holders of Crystallex's common shares. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Canada/United States tax convention between Canada and the United States (see Item 10.E - Taxation).

E.  TAXATION
    --------

The following summary describes the general Canadian federal income tax consequences of acquiring, holding and disposing of Crystallex's common shares generally applicable to purchasers of Crystallex's common shares described below.

This summary is applicable only to a purchaser of Crystallex's common shares (a "Holder") who, (i) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), at all relevant times, is not and is not deemed to be, resident in Canada, deals at arm's length with Crystallex, holds Crystallex's common shares as capital property, does not hold or use and is not deemed or determined to hold or use Crystallex's common shares in connection with the carrying on of a business in Canada or the performing of independent personal services in Canada, and, in the case of a purchaser that carries on an insurance business in Canada and elsewhere, is not required by or for the purposes of the laws of Canada to include an amount in respect of any of Crystallex's common shares in computing its income from its insurance business carried on in Canada, and (ii) for the purposes of the Canada- US. Income Tax Convention (the "Convention"), is at all relevant times resident in the United States. This summary is not applicable to a purchaser who is an organization exempt from tax in the United States and described in Article XXI of the Convention. Crystallex's common shares will generally be considered to be capital property to a purchaser unless the purchaser holds Crystallex's common shares in the course of carrying on a business of buying and selling securities^or is a financial institution and Crystallex's common shares are mark-to-market property of such purchaser.

This summary is of a general nature only and is not intended to be, nor should it be, construed to be legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the Regulations thereunder (the "Tax Regulations") and the Convention in force as of the date hereof, the current published administrative policies of Canada Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the

Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly form those discussed herein. With respect to the Tax Proposals, no assurances can be given that the Tax Proposals will be enacted in the form proposed or at all.

 (a)     Dividends on Crystallex's Common Shares

Subject to the provisions of the Convention, Canadian withholding tax at a rate of 25 % will be payable on dividends paid or credited by Crystallex to a Holder of Crystallex's common shares. Under the Convention, the withholding tax rate is generally reduced to 15 % or, if the Holder is a corporation that owns at least 10 % of Crystallex's voting stock, to 5%. Crystallex or its paying agent assumes the responsibility for the withholding tax on such dividends.

(b)      Capital Gains and Losses

Upon a disposition or deemed disposition by a Holder of Crystallex's common shares, a capital gain (or loss) will generally be realized by the Holder to the extent that the proceeds of disposition, less costs of disposition, exceed (or are exceeded by) the adjusted cost base of Crystallex's common shares to such Holder. Subject to the provisions of the Convention, capital gains realized by a Holder on a disposition of Crystallex's common shares will not be subject to Canadian federal income tax unless Crystallex's common shares are taxable Canadian property (as defined in the Tax Act) to such Holder, in which case the capital gains will be subject to Canadian tax at rates which will approximate those payable by a Canadian resident. Crystallex's common shares will not be taxable Canadian property to a Holder unless, at any time during the 60 month period immediately preceding the disposition, such Holder, persons with whom such Holder did not deal at arm's length, or such Holder together with all such persons, owned, had an interest in or an option in respect of 25 % or more of the issued shares of any class or series of shares of Crystallex.

Under the Convention, a Holder will not be subject to Canadian tax on a disposition of Crystallex's common shares unless, at the time of the disposition, the value of Crystallex's common shares is derived principally from real property (including natural resource property) situated in Canada, or unless the Holder was an individual resident in Canada (a) at any time during the ten years immediately preceding the disposition of such shares and (b) for 120 months during any period of twenty consecutive years preceding the disposition of such shares, and such shares were owned by the Holder when he or she ceased to be a resident of Canada.

F.  DIVIDENDS AND PAYING AGENTS
    ---------------------------

Not applicable

G.  STATEMENTS BY EXPERTS
    ---------------------

Not applicable

H.  DOCUMENTS ON DISPLAY
    --------------------

Copies of the documents referred to in this annual report may be inspected at Crystallex's office at Suite 902 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

I.  SUBSIDIARY INFORMATION
    ----------------------

Not applicable


     ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
     ---------------------------------------------------------------------


Crystallex's principal operations are resident in Uruguay and Venezuela. However, aside from local trade/supplier debt, all transactions from these operations are denominated in US dollars. Gold sale proceeds, as well as related forward production contracts and written call options, are all received or denominated in US dollars. To finance the acquisition of its operations, Crystallex has incurred debt through bank instruments and convertible notes, both of which are denominated in US dollars.

 Crystallex's variable rate debt consists solely of its long term bank financing utilized to fund the acquisition of mineral properties. This bank debt bears interest at LIBOR plus an applicable margin. Considering the amount of debt outstanding as at December 31, 2001 ($Cdn 17.8 million), a rapid or large increase in the base rate, LIBOR, would not have a material impact on Crystallex's earnings statement.

Crystallex has entered into forward production contracts and written call options as part of its gold hedging activities as required by its lender under existing loan agreements. These agreements obligate Crystallex to sell the gold at a price set when it enters into the agreements regardless of the price of gold when Crystallex actually produces the gold. As such, a risk exists that the price of gold is higher at the time the gold is produced than when Crystallex entered into the contracts. Crystallex therefore must sell the gold at a lower price than it would have received if it did not enter into the agreements. In addition should Crystallex be unable to produce and deliver the amount of gold that is stipulated in the agreement it will be required to buy gold at spot market price to fulfill its obligations. These spot market prices may be higher than the agreed upon agreement delivery price or higher than Crystallex's production costs. Further there is a risk that the entity agreeing to buy the gold from Crystallex could default which, if the contract price is higher than the spot market price at the time delivery, Crystallex would not likely be able to resell the gold at the higher agreement price.

Crystallex has a demonstrated history of managing the risks associated with its forward sale contracts and written call options and works closely with its principal lender in such management.

        ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
        ----------------------------------------------------------------


Not Applicable

                                     PART II

            ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
            ---------------------------------------------------------

None

     ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
     ----------------------------------------------------------------------
                                USE OF PROCEEDS
                                ---------------

A. Not Applicable

B. In 1997, Crystallex's Board of Directors adopted, and the shareholders approved, a rights plan. See Item 4.D - Information on the Company - Property, Plants and Equipment - Las Cristinas 4 and 6 Concessions - Company Corporate Matters Related to the Concession. Crystallex's shareholders reapproved the plan in 2000.

C. Not Applicable.

D. Not Applicable.

E. USE OF PROCEEDS
   ---------------

Not Applicable

                              ITEM 15 - [RESERVED]
                              --------------------

                              ITEM 16 - [RESERVED]
                              --------------------

                                    PART III
                                    --------

                         ITEM 17 - FINANCIAL STATEMENTS
                         ------------------------------

Not applicable.

                         ITEM 18 - FINANCIAL STATEMENTS
                         ------------------------------


Audited financial statements for the fiscal years ending December 31, 2001, 2000 and 1999, together with the auditor's reports for each of these periods, are annexed to this report, beginning on page F-1.

                               ITEM 19 - EXHIBITS
                               ------------------

2.4. First Amendment to Amended and Restated Loan Agreement dated as of October 12, 2001 between Minera San Gregorio S.A., Stel (B.V.I.) Inc., Crystallex International Capital Corporation, and Standard Bank London Limited, incorporated by reference from an exhibit to Post-Effective Amendment No. 2 to Registration Statement under the Securities Act of 1933 on Form F-3, Registration No. 333-10014.


2.5.1 First Amendment to Credit Agreement dated as of October 26, 2001 between Mineras Bonanza C.A., Crystallex International Corporation, Bolivar Goldfields A.V.V., Orinoquia Mining A.V.V., Revemin II, C.A., El Callao Mining Corp, ECM (Venco) Ltd, and Standard Bank London.

2.6.1 Assignment of Debt and Related Security dated as of October 26, 2001 between Crystallex International Corporation, El Callao Mining Corp., ECM (VENCO), and Standard Bank London.


2.7. Memorandum of Understanding dated as of December 17, 2001 between Crystallex International Corporation and Standard Bank London Limited.


4.10.1 Agreement dated as of November 15, 2001 between Crystallex International Corporation and Standard Bank London Limited.

                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this amendment on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                      CRYSTALLEX INTERNATIONAL CORPORATION

                       BY:   /s/ Daniel R. Ross
                             ------------------------
                             Daniel R. Ross
                             Executive Vice-President, Corporate Counsel,
                             Secretary, and Director


Date:     March 4, 2003

                                  EXHIBIT INDEX

EXHIBIT
NO.      EXHIBIT                                                                  PAGE NO.
--       -------                                                                  --------
2.4.     First Amendment to Amended and Restated Loan Agreement dated as of
         October 12, 2001 between Minera San Gregorio S.A., Stel (B.V.I.) Inc.,
         Crystallex International Capital Corporation, and Standard Bank London
         Limited, incorporated by reference from an exhibit to Post-Effective
         Amendment No. 2 to Registration Statement under the Securities Act of
         1933 on Form F-3, Registration No. 333-10014.


2.5.1 First Amendment to Credit Agreement dated as of October 26, 2001 between Mineras Bonanza C.A., Crystallex International Corporation,
         Bolivar Goldfields A.V.V., Orinoquia Mining A.V.V., Revemin II, C.A.,
         El Callao Mining Corp, ECM (Venco) Ltd, and Standard Bank London.

2.6.1 Assignment of Debt and Related Security dated as of October 26, 2001 between Crystallex International Corporation, El Callao Mining Corp.,
         ECM (VENCO), and Standard Bank London.


2.7.     Memorandum of Understanding dated as of December 17, 2001 between
         Crystallex International Corporation and Standard Bank London Limited.


4.10.1   Agreement dated as of November 15, 2001 between Crystallex
         International Corporation and Standard Bank London Limited.


                                  CERTIFICATION

I, Marc J. Oppenheimer, the President and Chief Executive Officer of Crystallex International Corporation (the "registrant"), certify that:

1. I have reviewed this Annual Report on Form 20-F/A - No. 1 for the year ended December 31, 2001, of the registrant ;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Date: March 4, 2003

                             /s/ Marc J. Oppenheimer
                             -----------------------------
                              Marc J. Oppenheimer
                              President and Chief Executive Officer

                                  CERTIFICATION

I, Borden D. Rosiak, the Chief Financial Officer of Crystallex International Corporation (the "registrant"), certify that:

1. I have reviewed this Annual Report on Form 20-F/A - No. 1 for the year ended December 31, 2001, of the registrant;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Date: March 4, 2003

                                            /s/ Borden D. Rosiak
                                            ---------------------------
                                             Borden D. Rosiak
                                             Chief Financial Officer

                      CRYSTALLEX INTERNATIONAL CORPORATION


                   COMBINED CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2001

                         (EXPRESSED IN CANADIAN DOLLARS)

[LOGO OMITTED]

--------------------------------------------------------------------------------
                                     A Partnership of Incorporated Professionals
 DAVIDSON & COMPANY Chartered Accountants
-------------------------------------------------------------------------------





                                AUDITORS' REPORT

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, expressed in Canadian dollars, in accordance with Canadian generally accepted accounting principles.

                                                         /s/ DAVIDSON & COMPANY

                                                         Chartered Accountants


Vancouver, Canada


March 8, 2002 (except as to Note 19
  which is as of March 3, 2003)


                          A Member of SC INTERNATIONAL

                  1200 - 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

CRYSTALLEX INTERNATIONAL CORPORATION

COMBINED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
(Expressed in Canadian dollars)

================================================================================

==============================================================================================================================

                                                                                                       2001              2000
------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT

    Cash and cash equivalents                                                              $     14,409,831  $      4,418,442

    Accounts receivable (Note 3)                                                                  2,883,091         2,409,709

    Production inventories (Note 4)                                                               8,201,031        10,994,368

    Supplies inventory and prepaid expenses (Note 5)                                              2,120,752         2,957,347

    Marketable securities (Note 6)                                                                  235,901           227,901

    Due from related parties                                                                          8,735            35,618
                                                                                           ----------------  ----------------

                                                                                                 27,859,341        21,043,385

SECURITY DEPOSITS                                                                                   306,218           255,131

LONG-TERM INVESTMENT SECURITIES (Note 6)                                                          2,643,338         2,643,338

PROPERTY, PLANT AND EQUIPMENT (Note 8)                                                          166,265,454       135,444,453

DEFERRED FINANCING FEES (Note 9)                                                                  1,269,652           101,453

DEFERRED ACQUISITION COSTS                                                                               --         4,598,639
                                                                                           ----------------  ----------------

                                                                                           $    198,344,003  $    164,086,399
==============================================================================================================================

                                  - continued -


           The accompanying notes are an integral part of these combined consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION

COMBINED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
(Expressed in Canadian dollars)

===============================================================================

==============================================================================================================================

                                                                                                      2001              2000
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
    Accounts payable and accrued liabilities                                               $    16,353,678   $    16,611,935
    Due to related parties                                                                         437,506           292,184
    Deferred charges                                                                               525,878                --
    Current portion of long-term debt                                                            2,309,559           487,338
    Loan payable (Note 10)                                                                         300,000           700,000
                                                                                           ---------------   ---------------

                                                                                                19,926,621        18,091,457
RECLAMATION PROVISION                                                                            1,250,151         1,485,301
LONG-TERM DEBT (Note 11)                                                                        24,829,792        32,656,570
DEFERRED CHARGES                                                                                   646,821           797,127
                                                                                           ---------------   ---------------

                                                                                                46,653,385        53,030,455
                                                                                           ---------------   ---------------
MINORITY INTEREST                                                                                7,752,099           142,886
                                                                                           ---------------   ---------------

SHAREHOLDERS' EQUITY

    Capital stock (Note 12)
       Authorized
           Unlimited common shares, without par value
           Unlimited Class "A" preference shares, par value $50
           Unlimited Class "B" preference shares, par value $250
       Issued
           December 31, 2000 -  59,154,221 common shares
           December 31, 2001 -  79,347,194 common shares                                       169,766,113       130,732,129
       Capital stock subscribed
           December 31, 2000 -  1,025,000 common shares
           December 31, 2001 -  Nil common shares                                                       --         1,955,644
    Equity component of convertible notes (Note 11)                                                210,138                --
    Cumulative translation adjustment                                                           (4,675,924)         (344,513)
    Deficit                                                                                    (21,361,808)      (21,430,202)
                                                                                           ---------------   ---------------

                                                                                               143,938,519       110,913,058
                                                                                           ---------------   ---------------

                                                                                           $   198,344,003   $   164,086,399
==============================================================================================================================



CONTINGENCIES (Note 8)
COMMITMENTS (Note 17)

ON BEHALF OF THE BOARD:

    "Marc J. Oppenheimer"      Director      "Gordon Thompson"       Director
-----------------------------            ------------------------


           The accompanying notes are an integral part of these combined consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31

(Expressed in Canadian dollars)

================================================================================

==============================================================================================================================

                                                                                    2001               2000              1999
------------------------------------------------------------------------------------------------------------------------------

OPERATING REVENUE                                                        $    55,593,068   $     47,732,737  $     35,907,539

OPERATING EXPENSES

    Operations                                                                39,847,295         30,536,525        19,829,577
    Amortization                                                               5,577,378          4,449,130         3,983,650
                                                                         ---------------   ----------------  ----------------
    Depletion                                                                  2,808,344          2,175,371            32,531
                                                                         ---------------   ----------------  ----------------

                                                                               7,360,051         10,571,711        12,061,781
                                                                         ---------------   ----------------  ----------------
EXPENSES

    Amortization                                                                 504,416            107,656           102,623
    Financing fees                                                                    --             28,987                --
    Interest on long-term debt                                                 2,245,569          1,019,883         1,250,898
    Investor relations                                                           693,983            590,616           680,136
    General and administration (Note 13)                                       5,225,294          5,685,294         6,230,549
                                                                         ---------------   ----------------  ----------------

                                                                               8,669,262          7,432,436         8,264,206
                                                                         ---------------   ----------------  ----------------

INCOME (LOSS) BEFORE OTHER ITEMS                                              (1,309,211)         3,139,275         3,797,575
                                                                         ---------------   ----------------  ----------------

OTHER ITEMS

    Interest and other income                                                    479,637            624,616         1,681,787
    Foreign exchange                                                            (402,244)          (562,191)         (320,246)
    Gain on securities                                                                --            102,856           113,831
    Minority interest                                                          1,300,212                 --                --
                                                                         ---------------   ----------------  ----------------

                                                                               1,377,605            165,281         1,475,372
                                                                         ---------------   ----------------  ----------------

INCOME FOR THE YEAR                                                      $        68,394   $      3,304,556  $      5,272,947
==============================================================================================================================

BASIC INCOME PER SHARE                                                   $          0.00   $          0.06   $          0.13
==============================================================================================================================

DILUTED INCOME PER SHARE                                                 $          0.00   $          0.06   $          0.09
==============================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

    Basic                                                                     69,117,738         52,965,842        39,308,858
    Diluted                                                                   71,056,142         56,785,081        68,258,238
==============================================================================================================================




           The accompanying notes are an integral part of these combined consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

(Expressed in Canadian dollars)

===============================================================================

==============================================================================================================================
                                                                                       2001             2000            1999
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

    Income for the year                                                      $       68,394   $    3,304,556  $    5,272,947
    Adjustments to reconcile income to net cash
      used in operating activities:
        Amortization and depletion                                                8,890,138        6,799,660       4,004,828
        Brokers fees                                                                 89,189               --              --
        Deferred charges                                                            375,572               --              --
        Foreign exchange                                                           (191,074)         562,191         (12,727)
        Gain on securities                                                               --         (102,856)       (113,831)
        Gain on loan repayment                                                           --         (110,312)        (68,638)
        Interest on long-term debt                                                  347,690          132,532          84,141
        Management fees                                                             104,550           35,000          34,560
        Reclamation provision                                                       (44,652)         403,972         409,522
        Minority interest                                                        (1,300,212)              --              --

    Changes in other operating assets and liabilities, (net of effects from purchase of subsidiaries):

        (Increase) decrease in accounts receivable                                 (187,498)       1,590,337      (1,246,031)
        (Increase) decrease in production inventories                             1,219,479          694,250      (4,222,365)
        (Increase) decrease in supplies inventory and prepaid expenses              644,877       (1,638,314)       (304,258)
        (Increase) decrease in due from related parties                              26,883             (281)          4,623
        Increase (decrease) in accounts payable and accrued liabilities             315,999         (874,342)       (838,354)
        Increase (decrease) in due to related parties                               145,322          221,089        (311,677)
                                                                             --------------   --------------  --------------

Net cash provided by operating activities                                        10,504,657       11,017,482       2,692,740
                                                                             --------------   --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES

        Purchase of subsidiaries (net of cash acquired)                          (5,349,761)      (7,761,691)             --
        Purchase of property, plant and equipment                               (13,924,793)      (3,610,509)     (2,806,036)
        Deferred acquisition costs                                                       --       (4,598,639)             --
        Security deposits                                                          (113,107)         (64,663)        (11,309)
        Purchase of long-term investment securities                                      --       (2,643,338)             --
        Proceeds on sale of marketable securities                                        --          137,143              --
        Purchase of marketable securities                                            (8,000)        (224,002)             --
                                                                             --------------   --------------  --------------

Net cash used in investing activities                                           (19,395,661)     (18,765,699)     (2,817,345)
                                                                             --------------   --------------  --------------

                                  - continued -


           The accompanying notes are an integral part of these combined consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

(Expressed in Canadian dollars)

===============================================================================

==============================================================================================================================

                                                                                       2001            2000             1999
------------------------------------------------------------------------------------------------------------------------------
Continued...

CASH FLOWS FROM FINANCING ACTIVITIES

        Issuance of capital stock for cash                                        9,743,922        3,704,095          19,000
        Capital stock subscribed                                                         --        1,955,644              --
        Debt borrowings                                                          11,607,595       10,191,625       2,854,425
        Debt repayments                                                            (988,608)     (10,370,847)     (1,090,314)
        Deferred financing fee                                                   (1,292,102)              --              --
                                                                             --------------   --------------  -------------

Net cash provided by financing activities                                        19,070,807        5,480,517       1,783,111
                                                                             --------------   --------------  --------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                       (188,414)          33,279        (541,359)
                                                                             --------------   --------------  --------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  9,991,389       (2,234,421)      1,117,147

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                      4,418,442        6,652,863       5,535,716
                                                                             --------------   --------------  --------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                       $   14,409,831   $    4,418,442  $    6,652,863
==============================================================================================================================



SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 15)





















           The accompanying notes are an integral part of these combined consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in Canadian dollars)

===============================================================================

==================================================================================================================================

                                          Issued        Capital Stock Subscribed
                                   ------------------   ------------------------
                                                                                                    Equity
                                                                                                 Component
                                                                                                        of  Cumulative
                                  Number                   Number                              Convertible  Translation
                                of Shares       Amount    of Shares     Amount      Deficit          Notes  Adjustment       Total
----------------------------   ----------- -------------  ---------- -----------  ----------- ------------ ----------- ------------
Balance at December 31, 1998    36,541,481   $97,927,696          --  $        -- $(30,007,705) $     -- $  (142,562)  $67,777,429

  Shares issued for cash            19,000        19,000          --           --           --        --          --        19,000
  Shares issued for
    management fees                 81,824        71,470          --           --           --        --          --        71,470
  Shares issued for legal fees     929,666     1,079,246          --           --           --        --          --     1,079,246
  Shares issued  for mineral
    property                     3,033,165     3,189,412          --           --           --        --          --     3,189,412
  Shares issued on
    conversion of notes          4,306,930     3,281,149          --           --           --        --          --     3,281,149
  Share issuance  costs                            on
   conversion of notes                  --      (500,091)         --           --           --        --          --      (500,091)
  Shares issued for
    consulting fees                383,503       325,862          --           --           --        --          --       325,862
  Translation adjustment                --            --          --           --           --        --  (1,150,268)   (1,150,268)
  Income for the year                   --            --          --           --    5,272,947        --          --     5,272,947
                                 ---------   -----------   ---------   ----------   ----------  --------  ----------   -----------

Balance at December 31, 1999    45,295,569   105,393,744          --           --  (24,734,758)       --  (1,292,830)   79,366,156

  Shares issued for cash         3,181,408     3,704,095          --           --           --        --          --     3,704,095
  Shares issued for management
    fees                            29,536        69,557          --           --           --        --          --        69,557
  Shares issued for legal fees     300,000       698,820          --           --           --        --          --       698,820
  Shares issued for mineral
    property                     5,849,153    13,301,958          --           --           --        --          --    13,301,958
  Shares issued on conversion
     of notes                    4,498,555     8,417,576          --           --           --        --          --     8,417,576
  Share issuance costs on
     conversion of notes                --      (853,621)         --           --           --        --          --      (853,621)
  Shares subscribed for cash            --            --   1,025,000    1,955,644           --        --          --     1,955,644
  Translation adjustment                --            --          --           --           --        --     948,317       948,317
  Income for the year                   --            --          --           --    3,304,556        --          --     3,304,556
                                 ---------   -----------   ---------   ----------  -----------  --------  ----------   ------------

Balance at December 31, 2000    59,154,221   130,732,129   1,025,000    1,955,644  (21,430,202)       --    (344,513)  110,913,058

  Shares issued for cash         1,800,443     2,787,589          --           --           --        --          --     2,787,589
  Shares issued for
    management fees                 65,466       104,550          --           --           --        --          --       104,550
  Shares issued for legal fees   1,200,000     2,385,000          --           --           --        --          --     2,385,000
  Shares issued for mineral
    property                     5,023,224     7,747,767          --           --           --        --          --     7,747,767
  Shares issued on conversion
     of notes                    3,199,055     4,734,510          --           --           --        --          --     4,734,510
  Share issuance costs on
    conversion of notes and
      bank loan                         --      (941,171)         --           --           --        --          --      (941,171)
  Shares allotted for private
     placement                   1,025,000     1,955,644  (1,025,000)  (1,955,644)          --        --          --            --
  Shares issued for private
     placement                   3,111,111     6,956,333          --           --           --        --          --     6,956,333
  Shares issued for bank loan    4,701,615    13,214,573          --           --           --        --          --    13,214,573
  Shares issued for broker fees     67,059        89,189          --           --           --        --          --        89,189
  Equity component of
    convertible note                    --            --          --           --           --   210,138          --       210,138
  Translation adjustment                --            --          --           --           --        --  (4,331,411)   (4,331,411)
  Income for the year                   --            --          --           --       68,394        --          --        68,394
                                 ---------   -----------  ----------  ----------- ------------ --------- ------------ ------------
Balance at December 31, 2001    79,347,194  $169,766,113          --  $        -- $(21,361,808) $210,138 $(4,675,924) $143,938,519
===================================================================================================================================


           The accompanying notes are an integral part of these combined consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

==============================================================================

1.       NATURE OF OPERATIONS


         The Company is engaged in the production of gold and related activities including exploration, development mining and processing. These activities are conducted primarily in Venezuela and Uruguay. Some of the Company's subsidiaries are economically dependent on the parent entity to provide them with financing, administrative and other technical services, including geological assessments. Accordingly, the ability of these subsidiaries to continue as a going concern is dependent upon the Company's ability to continue raising funds through debt, equity, and operations.


2.       SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These combined consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant inter-company balances and transactions have been eliminated.

         TRANSLATION OF FOREIGN CURRENCIES

         The accounts of subsidiaries, which are integrated operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in income for the year. The financial statements of the Company's Venezuelan subsidiaries Crystallex de Venezuela S.A., Bolivar Goldfields A.V.V. and El Callao Mining Corp., which are considered integrated subsidiaries operating in hyperinflationary economies, have been translated using the temporal method.

         The accounts of subsidiaries which are self-sustaining operations are translated using the current rate method. Under this method, assets and liabilities are translated at the year end exchange rates. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in a separate component of shareholders' equity under cumulative translation adjustment. The financial statements of the Company's Uruguayan subsidiary Minera San Gregorio S.A., which is considered a self sustaining subsidiary, has been translated using the current rate method.

         Financial statements of self sustaining subsidiaries' operating in hyper-inflationary economies are translated using the temporal method, until these subsidiaries' economies are no longer hyper-inflationary.

         Transaction amounts denominated in foreign currencies are translated into the local functional currency at exchange rates prevailing at transaction dates.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2001 and 2000.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         MINERAL PROPERTIES

         Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized as incurred. Development costs incurred to access ore bodies identified in the current mining plan after production has commenced, are expensed as incurred, and costs extending a mine beyond those areas identified in the mining plan which are necessary to access additional reserves are deferred until the incremental reserves are produced. Such costs, and estimated development costs for the current year, are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

         Payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when production begins using the unit-of-production method based on proven and probable reserves.

         PROPERTY EVALUATIONS

         The Company reviews and evaluates the recoverability of the carrying amounts of all of its developed mineral properties and related buildings and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves); estimated future commodity price realization (considering historical and current prices, price trends and related factors); and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reduction in the carrying amount of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying amount.

         Estimates of future net cash flows are subject to risks and uncertainties. It is reasonably possible that changes in circumstances may occur in the near term which could affect those future net cash flows and consequently the recoverability of the Company's property, plant and equipment.

         INCOME TAXES

         Effective January 1, 2000, the Company retroactively adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(Expressed in Canadian dollars)

===============================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         RECLAMATION COSTS

         The Company's policy for recording reclamation costs in Uruguay is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management's estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed. The total estimated remaining reclamation cost as of December 31, 2001 is approximately $1,930,000 (2000 - $2,249,000).

         Costs relating to ongoing site restoration in Venezuela are expensed when incurred as the associated costs are minimal, if any.

         REVENUE RECOGNITION

         Revenue from mining operations is recognized in the accounts upon delivery when title passes and collection of the sale is reasonably assured.

         PRODUCTION INVENTORIES

         Production inventories of gold in process are stated at the lower of average production cost and net realizable value. Production inventory is comprised of finished goods, ore in processing, stockpile, and consumables and spare parts used in the gold production process. The Company includes all direct and indirect costs in the calculation of the cost of its stockpiled and in process inventory, including depreciation of equipment and facilities and overhead related to production. It is at least reasonably possible that estimates of recoverable ore, grade and gold prices will change in the near term which could cause the Company to write-down production inventories.

         SUPPLIES INVENTORY

         Supplies inventory is valued at the lower of average and replacement costs.

         PLANT AND EQUIPMENT

         Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly on exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods:

              Buildings                                  5 years
              Field vehicles                             5 years
              Furniture and equipment                    5 years
              Installations                              5 years
              Mill                                       20 years
              Mining equipment                           10 years

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost and market value.

         DEFERRED FINANCING COSTS

         Costs related to the Company's financing are deferred and amortized over the related term of the debt financing.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

         BASIC INCOME PER SHARE

         Basic income per share is calculated using the weighted-average number of shares outstanding during the year.

         In accordance with the revised recommendations of the CICA, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments on diluted income per share. Under this method, the dilutive effect on earnings per share is recognized to include all potentially convertible instruments such as options warrants and other similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

         LONG-TERM INVESTMENT SECURITIES

         Long-term investment securities are stated at cost, unless there has been an other than temporary decline in value at which time the securities are written down and the unrealised loss is recognized in the determination of net income.

         COMMODITY INSTRUMENTS

         The Company uses derivative financial instruments including fixed forward contracts to manage its exposure to fluctuations in the market price of gold. The instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on fixed forward contracts are recognized in gold revenues when the related designated production is delivered.

         The Company enters into commodity contracts in the normal course of its business to establish future sales prices and manage the future cash flow risks associated with price volatility of the commodities produced at its operating mines. Commodity contracts may be designated as hedges of financial risk exposures of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. The Company regularly monitors its commodity exposures and ensures that contracted amounts do not exceed the amounts of underlying exposures.

         On October 24, 2000 the CICA Emerging Issues Committee issued EIC 113, "Accounting By Commodity Producers For Written Call Options", whereby written call options entered into on or after that date are recognized on the balance sheet as a liability measured at fair value with subsequent changes in the fair value of the liability recognized in earnings in the period of the change.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         STOCK-BASED COMPENSATION PLAN

         The Company has a stock-based compensation plan. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

         COMPARATIVE FIGURES

         Certain comparative figures have been adjusted to conform to the current year's presentation.


3.       ACCOUNTS RECEIVABLE

         Included in accounts receivable is a note receivable of $85,000 that is unsecured, bears interest at prime plus three percent and matures on October 19, 2003.

4.       PRODUCTION INVENTORIES



         ===================================================================================================================
                                                                                                      2001             2000
         -------------------------------------------------------------------------------------------------------------------
         Finished goods                                                                     $      488,424   $      265,096
         Ore in processing                                                                         586,102          740,539
         Stockpile                                                                                 977,110        4,816,010
         Consumables and spare parts                                                             6,149,395        5,172,723
                                                                                            --------------   --------------
                                                                                            $    8,201,031   $   10,994,368
         ===================================================================================================================


5.       SUPPLIES INVENTORY AND PREPAID EXPENSES

         ===================================================================================================================

                                                                                                      2001             2000
----------------------------------------------------------------------------------------------------------------------------
         Supplies inventory                                                                 $      791,149   $    1,061,649
         Prepaid expenses                                                                        1,329,603        1,895,698
                                                                                            --------------   --------------
                                                                                            $    2,120,752   $    2,957,347
         ===================================================================================================================




6.       SECURITIES


         The quoted market value of marketable securities at December 31, 2001 is $269,718 (2000 - $227,901). The Company's investment in long-term investment securities consists of shares in a publicly listed company. The quoted market value of long-term investment securities at December 31, 2001 is $610,000 (2000 - $1,304,000). These shares have been pledged against the loan payable, which was repaid in January 2002.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


7.       ACQUISITION


         Effective July 27, 2000, the Company acquired 100% of the outstanding share capital of Bolivar Goldfields A.V.V. The Company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

         The acquisition has been accounted for by using the purchase method, and can be summarized as follows:


          =========================================================================================================
          Cash and cash equivalents                                                                 $       266,520
          Accounts receivable and other assets                                                              775,504
          Production and supplies inventories                                                             1,139,000
          Property, plant and equipment                                                                  36,046,792
          Accounts payable and accrued liabilities                                                       (8,863,887)
          Long-term debt                                                                                (18,847,225)
          Minority interest                                                                                (142,862)
                                                                                                    ---------------

          Consideration paid                                                                        $    10,373,842
          ==========================================================================================================

          Consideration paid consists of:
              Cash paid                                                                             $     7,745,725
              Common shares of the Company (1,268,749 common shares)                                      2,345,631
              Acquisition costs                                                                             282,486
                                                                                                    ---------------

                                                                                                    $    10,373,842

          =========================================================================================================


          Effective February 27, 2001, the Company acquired approximately 80% of the outstanding share capital of El Callao Mining Corp ("ECM") and, also from Bema Gold Corporation ("Bema"), assets related to ECM. The Company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

          The acquisition has been accounted for by using the purchase method, and can be summarized as follows:


          =========================================================================================================
          Cash and cash equivalents                                                                $        15,061
          Accounts receivable and other assets                                                             491,338
          Note receivable                                                                                2,240,780
          Property, plant and equipment                                                                 21,924,939
          Accounts payable and accrued liabilities                                                        (648,712)
          Minority interest                                                                             (8,909,425)
                                                                                                   ---------------

          Consideration paid                                                                       $    15,113,981
          =========================================================================================================

          Consideration paid consists of:
              Cash paid                                                                            $     9,782,009
              Common shares of the Company (3,987,535 common shares)                                     5,150,520
              Acquisition costs                                                                            181,452
                                                                                                   ---------------

                                                                                                   $    15,113,981
          =========================================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


8.       PROPERTY, PLANT AND EQUIPMENT


         ====================================================================================================================

                                                                                                      2001             2000
         ---------------------------------------------------------------------------------------------------------------------

         Plant and equipment                                                                $   61,044,046   $   61,614,361
         Mineral properties                                                                    112,781,913       81,320,110
         Exploration and development costs                                                      17,036,134        8,763,758
                                                                                            --------------   --------------

                                                                                               190,862,093      151,698,229

         Less:  Accumulated amortization                                                       (17,029,307)     (11,724,364)
         Less:  Accumulated depletion                                                           (7,567,332)      (4,529,412)
                                                                                            ---------------  ---------------

                                                                                            $  166,265,454   $  135,444,453

============================================================================================================================


=====================================================================================================================

MINERAL PROPERTIES:                                                                            2001             2000
---------------------------------------------------------------------------------------------------------------------
Albino 1 Concession                                                                 $    17,710,939  $    17,710,939
Bolivar Goldfields properties                                                            20,959,392       20,959,392
Cristinas 4 and 6 Concessions                                                            42,641,589       37,990,369
El Callao properties                                                                     26,795,322            -
Knob Hill property                                                                          518,283          518,283
Mineiro Concession                                                                          724,548          724,548
Santa Elena, San Miguel and Carabobo Concessions                                          3,431,837        3,416,576
Other                                                                                             3                3
                                                                                    ---------------  ---------------

                                                                                        112,781,913       81,320,110

Less:  Accumulated depletion                                                             (6,217,282)      (3,783,529)
                                                                                    ---------------  ---------------

                                                                                    $   106,564,631  $    77,536,581
=====================================================================================================================


         Costs of mineral properties represent acquisition costs. Exploration and development costs are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


8. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)



=====================================================================================================================
                                                                    Santa Elena,
                                                                      San Miguel         San
EXPLORATION                      Bolivar                                     and    Gregorio
AND DEVELOPMENT       Albino 1  Goldfields   El Callao     Mineiro      Carabobo      Mining
COSTS:              Concession  Properties  Properties    Concession Concessions  Concession        2001        2000
------------------- ----------- ----------- ----------- ------------ ----------- ----------- ------------ -----------
Contracting         $  482,051  $3,971,624  $  853,373  $       --   $  148,310  $       --  $5,455,358   $  606,170
Equipment rental
  and expenses         712,073     211,820      45,513          --       74,112     453,605   1,497,123      787,653
Consulting fees        444,782          --          --          --       50,341          --     495,123      495,123
Geology and
  engineering        2,294,197     582,505     102,405     413,336      195,225          --   3,587,668    2,902,758
Field expenses         433,257          --          --     140,479       61,245     128,653     763,634      650,599
Samples and
  geochemistry          33,613      52,955      11,378      60,175       48,047     113,034     319,202      141,835
Travel                  41,640          --          --     102,420       85,246          --     229,306      229,306
Wages                  792,309     476,595     125,161          --      102,972   1,218,786   2,715,823    1,203,483
Drilling             1,572,976          --          --     173,853           --     226,068   1,972,897    1,746,831
                    ----------  ----------  ----------  ----------   ----------  ----------  ----------   ----------

                     6,806,898   5,295,499   1,137,830     890,263      765,498   2,140,146  17,036,134    8,763,758

Less: Accumulated
  depletion           (644,232)   (238,610)    (55,436)         --           --    (411,772) (1,350,050)    (745,883)
                    ----------  ----------  ----------  ----------   ----------  ----------  ----------   ----------

                    $ 6,162,666 $5,056,889  $1,082,394  $  890,263   $  765,498  $1,728,374  $15,686,084  $8,017,875
=====================================================================================================================


         ALBINO 1 CONCESSION

         By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. The consideration of $13.8 million to acquire the interest in the concession was fully paid by December 31, 1997. A 1% Net Smelter Return Royalty is payable to the Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

         BOLIVAR GOLDFIELDS PROPERTIES

         During 2000, the Company acquired all of the outstanding share capital of Bolivar Goldfields A.V.V. (Note 7). This acquisition includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II, the Belen II, and the Marwani 1, 2, 5,6,7,9, and 11 concessions in the El Callao greenstone belt in Venezuela.

         The Company has not yet submitted feasibility studies for the Marwani 1,2,5,6,7,9, and 11 concessions but has requested extensions of time for their presentation. If the extension is not granted, the CVG could exercise its authority to void the concession rights for the Marwani property. The Company believes the extensions will be granted as it is common practice for the CVG to grant these extensions.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================

8.       PROPERTY, PLANT AND EQUIPMENT (cont'd.....)


         CRISTINAS 4 AND 6 CONCESSIONS

         In March 1997, the Company acquired rights to the Cristinas 4 and 6 concessions located in Kilometre 88, Venezuela. The Cristinas 4 and 6 concessions have been under investigation and exploration for several years by Placer Dome Inc. under a joint venture agreement with Corporacion Venezolana de Guayana ("CVG"). The Cristinas 4 concession is adjacent to the Company's Albino 1 concession. The Company holds its interest in Cristinas 4 and 6 through Inversora Mael, C.A. ("Mael"), a Venezuelan company (see Note 17). The Supreme Court of Venezuela issued rulings in 1991, 1996 and 1997 confirming the validity of the transfer of the concessions to Mael. Following the 1997 ruling, Mael commenced a further action in the Supreme Court of Venezuela seeking a ruling requiring the MEM to recognize fully Mael's title ownership of the Cristinas 4 and 6 concessions. On June 11, 1998 the Venezuelan Supreme Court ruled that Mael does not have status to assert ownership rights over Cristinas 4 and 6 concessions and refused to proceed with this action. In the opinion of counsel, prior contradictory decisions of the Venezuelan Supreme Court were not overruled by the June 11, 1998 decision.

         In August 1999, the Company commenced two legal proceedings in Venezuela in order to enforce its rights in relation to the Cristinas 4 and 6 concessions. The first proceeding seeks to nullify the joint venture agreement previously entered into between CVG and Minera de Las Cristinas S.A. ("MINCA"), a Venezuelan joint venture in which Placer Dome has been a participant. In essence, this action challenges the original legal basis on which CVG purported to confer contractual rights to exploit the Cristinas 4 and 6 concessions commercially. The second proceeding seeks to nullify the effect of the settlement agreement entered into in 1991 in respect of a lawsuit between Mael, the Republic of Venezuela, CVG and Ramon Torres.

         In September 1999, Venezuela published a new mining law providing that mining privileges may only be conferred by concession. MINCA has since applied to convert its contractual rights, in respect of Cristinas 4 and 6, into a concession. It is uncertain whether this application will be granted. Such application has not been published in the Official Gazette. Should it be published, the Company will be entitled to file an opposition.

         In May 2000, the Supreme Court of Venezuela issued a decision in favour of an appeal filed by Mael against a previous decision issued by the Admission Chamber of the Supreme Court of Venezuela. The Supreme Court's Admission Chamber decision refused to admit the August 1999 action seeking to nullify the 1991 settlement agreement described above. Like the Venezuela Supreme Court rulings in 1991, 1996, and 1997, which confirmed Mael's legal standing regarding the Cristinas 4 and 6 concessions, the Supreme Court's decision recognizes Mael's legal standing in this matter. In its decision, the Supreme Court of Venezuela reviewed each of the arguments presented by MINCA and CVG, and ruled against each argument. By reviewing and ruling individually against each of the MINCA and CVG arguments, those parties are barred from raising and cannot again present these arguments before the Supreme Court in this lawsuit. The decision, which cannot be appealed, was approved by the majority of the justices. The only dissenting opinion was in the form of a single sentence dealing with procedural aspects of the decision, and contained nothing opposing the case filed by Mael.

         In June 2000, the Admission Court of the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela issued a decision which formally admits the legal claims made by Mael. As a result of the May and June decisions, Mael's case respecting the ownership of the Cristinas 4 and 6 concessions can advance to a full and final hearing on the merits before the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela.

         In November 2001, the Venezuelan government cancelled the mining rights held by MINCA and took possession of the contested properties.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

================================================================================


8.       PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

         CRISTINAS 4 AND 6 CONCESSIONS (cont'd.....)

         Pending resolution of these continuing legal proceedings and determinations to be made under the new mining law, the Company has determined not to write off its investment. The costs relating to acquiring the Cristinas 4 and 6 concessions have been capitalized as part of the cost of the acquisition of the mineral property. The total cost incurred to December 31, 2001 was $42,641,589. In the event that the Company is unsuccessful in obtaining possession of the property, these costs, and any subsequent costs incurred, will be expensed to operations in that period.

         EL CALLAO PROPERTIES

         By an agreement dated September 12, 2000 and concurrently with the completion of the January 25, 2001 take-over bid, the Company acquired approximately 80% of the outstanding shares of ECM and, from Bema, assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela.

         Central Property

         Certain obligations with respect to the development of the Central Property existed between ECM and Corporacion Vengroup S.A. ("Vengroup") in order for ECM to maintain its 51% interest and therefore operating control over the Central Property, including the completion of a first feasibility study. If the first feasibility study was not completed, ECM was required to make an annual payment of US$500,000 to Vengroup until a future feasibility study was completed. Upon completion and acceptance of a future feasibility study, ECM is required to pay US$3,500,000 to Vengroup which, at its option, could be satisfied by forgiving a note receivable plus accrued interest which had been provided to Vengroup. Subsequent to the acquisition of ECM by the Company, ECM and Vengroup agreed to waive the requirement of a first feasibility study, the development and production of the Central Property and the annual payment of US$500,000.

         ECM did however agree to pay to Vengroup the final amount under the share purchase agreement of US$2,150,000 with interest, payable on any unpaid balance at the U.S. Prime Rate plus 1.5%. As at December 31, 2001, US$1,900,000 has been paid. Further, ECM and Vengroup agreed to advance the payment of the US$3,500,000 to Vengroup by crediting such amount to the note receivable and to that extent reduce the said note (Note 15).

         ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to up to a 3% net smelter return royalty.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

================================================================================


8.       PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

         EL CALLAO PROPERTIES (cont'd.....)

         Surrounding Ground

         The mining rights to the Surrounding Ground, held by a 70% owned subsidiary of ECM, require ECM to make an initial payment of US$500,000 (US$250,000 paid) and fund minimum exploration expenditures of US$3,000,000 over five years from the time certain environmental permits are granted to a corporation formed by a syndicate of small miners. In addition, ECM is required to make monthly payments of US$10,000 to its subsidiary for the term of the agreement and make annual payments to the miners, equivalent to 12% of net income after taxes from the start-up date of commercial production.

         As at December 31, 2001, ECM has expended US$1,019,784 (2000 - US$1,011,813) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

         MINEIRO CONCESSION

         By an agreement dated March 11, 1997, the Company, through its interest in Diamond Company Ltda, acquired a 65% interest on the Mineiro concession, consisting of 9,600 hectares in Amapa State, Brazil. Pursuant to the terms of the agreement, the Company paid $366,987 and issued 100,000 common shares of the Company at a deemed value of $355,000.

         SANTA ELENA, SAN MIGUEL AND CARABOBO CONCESSIONS

         The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company's subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.

         Prior to the joint venture agreement with ACOMISUR, MEM gave notice to ACOMISUR in connection with its right to sell the concessions to the Company. ACOMISUR filed a response asserting its rights with MEM and awaits a response from MEM. Separately, the Company has filed a petition with the Venezuelan Supreme Court seeking confirmation of the title of the concessions. Management and legal council of the Company believe that all necessary procedures were followed and rules adhered to in order to ensure that such agreement was properly entered into by ACOMISUR and that the Company will have good title to the concessions.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

================================================================================


8.       PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

         SAN GREGORIO MINING CONCESSION

         By an agreement dated October 2, 1998, the Company, through one of its subsidiaries, acquired a 100% interest in the San Gregorio mining concession in Uruguay. The Uruguayan government mining agency has granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

         TITLE TO MINERAL PROPERTIES

         Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing, subject to the comments contained in this note. The properties in which the Company has committed to earn an interest are located in Uruguay, Venezuela and Brazil and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Uruguay, Venezuela and Brazil.

9.       DEFERRED FINANCING FEES

         Deferred financing fees of $1,269,652, net of accumulated amortization of $396,587, (2000 - $101,453, net of accumulated amortization of $Nil) at December 31, 2001 relate to costs incurred in the issuance of convertible notes financing and for a non-recourse credit facility. The deferred financing fees are being amortized over periods ranging from one to five years.

10.      LOAN PAYABLE

         The loan payable is repayable on demand and bears interest at prime plus one percent. The Company has pledged shares in its long term investment securities as collateral. The loan was repaid subsequent to year end.

11.      LONG-TERM DEBT


=====================================================================================================================

                                                                                                2001             2000
---------------------------------------------------------------------------------------------------------------------
Gold loan                                                                           $            --  $    18,178,673
Bank loan                                                                                17,820,718       13,682,938
Convertible notes                                                                         9,318,633        1,282,297
                                                                                    ---------------  ---------------

                                                                                         27,139,351       33,143,908
Less:  Current portion of the long-term debt                                             (2,309,559)        (487,338)
                                                                                    ---------------  ---------------

                                                                                     $   24,829,792   $   32,656,570
=====================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


11.      LONG-TERM DEBT (cont'd.....)


         GOLD LOAN

         During 1998, the Company, through a subsidiary, had entered into a non-recourse five-year bank credit facility of $24,532,800 or equivalent ounces of gold. The facility bears interest at the London Inter-Bank Offered Rate ("LIBOR") for United States dollar-denominated loans or the gold base rate for gold ounce-denominated loans plus an applicable margin, negotiated between both parties. The Company has the ability to repay the loan in either United States dollars, gold, or common shares of the Company. During the current period, the loan was converted into a dollar denominated bank loan.

         The loan agreement contained certain financial and other covenants that must be maintained during the term of the loan. Assets of certain of the subsidiary companies had been pledged as collateral.

         BANK LOANS

         During 1998, Minera San Gregorio S.A. entered into a bank loan facility of $24,532,800. The facility bears interest at the LIBOR plus an applicable margin, negotiated between both parties. Certain equipment is secured against the loan.

         During 2000, Mineras Bonanza C.A. entered into a bank loan facility of $12,779,750. The facility bears interest at the LIBOR plus an applicable margin. The bank loan is secured by first mortgages over all the land, buildings and chattel of Mineras Bonanza, C.A. and Revemin II, C.A.

         During 2001, the credit facilities were combined into a new bank loan facility with the same interest rates and operating assets pledged as securities.

         The Company has several restrictive covenants that govern the bank loans including cash flow and gold based ratios. The Company is in compliance with all bank loan covenants during all periods presented.

         CONVERTIBLE NOTES


         As of December 31, 2001, the Company has the following convertible notes outstanding:

         $1,485,595 (US$950,000) convertible note, maturing on March 20, 2002, bearing interest at 10% per annum calculated and paid on a quarterly basis and convertible into common shares at the option of the lender at a conversion price determined by the ten days average market price preceding the date of the transaction. The convertible note has a beneficial conversion feature that allows the lender to convert at a 10% discount of the market price which was recorded as additional interest expense. On issuance, $26,583 was attributable to the equity component of the convertible note and was classified in shareholders' equity as "equity component of convertible notes". The debt component of the convertible note is being accreted to its face value over the term of the convertible note by recording additional interest expense. During the year ended December 31, 2001, $1,001,321 of the face value of the convertible note was converted into 565,810 common shares of the Company. As at December 31, 2001, the carrying value of the convertible note was $457,691.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


11.      LONG-TERM DEBT (cont'd.....)

         CONVERTIBLE NOTES (cont'd.....)

         $5,119,333 (US$3,333,333) convertible note, maturing on August 1, 2004, bearing interest at 7% per annum calculated and paid on a quarterly basis and convertible into common shares at the option of the lender at a conversion price determined by the five days average market price preceding the date of the transaction. The convertible note has a beneficial conversion feature that allows the lender to convert at a 5% discount of the market price which was recorded as additional interest expense. On issuance, $94,051 was attributable to the equity component of the convertible note and was classified in shareholders' equity as "equity component of convertible notes". The debt component of the convertible note is being accreted to its face value over the term of the convertible note by recording additional interest expense. During the year ended December 31, 2001, $817,596 of the face value of the note was converted into 286,512 common shares of the Company. As at December 31, 2001, the carrying value of the convertible note was $4,207,686.

         $4,737,900 (US$3,000,000) convertible note, maturing on December 10, 2004, bearing interest at 7% per annum calculated and paid on a quarterly basis and convertible into common shares at the option of the lender at a conversion price determined by the five days average market price preceding the date of the transaction. The convertible note has a beneficial conversion feature that allows the lender to convert at a 5% discount of the market price which was recorded as additional interest expense. On issuance, $84,644 was attributable to the equity component of the convertible note and was classified in shareholders' equity as "equity component of convertible notes". The debt component of the convertible note is being accreted to its face value over the term of the convertible note by recording additional interest expense. During the year ended December 31, 2001, no convertible notes were converted into common shares of the Company. As at December 31, 2001, the carrying value of the convertible note was $4,653,256.

         There are no financial covenants related to the convertible notes.

         As at December 31, 2001, the aggregate principal payments due to retire total long-term debt are as follows:



         ===================================================================================================================
         Year
         -------------------------------------------------------------------------------------------------------------------
         2002                                                                                                $    2,309,599
         2003                                                                                                     4,779,300
         2004                                                                                                     9,763,401
         2005                                                                                                     7,008,320
         2006                                                                                                     3,278,731
         ================================================== =============== =============== ================ ===============


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


12.      CAPITAL STOCK

         At December 31, 2001, warrants were outstanding enabling the holders to acquire the following number of common shares:

=====================================================================================================================
                                                                                                            Weighted
                                                                                                             Average
                                                                                                           Remaining
Range of                                                                                    Number       Contractual
Exercise Price                                                                           of Shares      Life (Years)
---------------------------------------------------------------------------------------------------------------------

US$1.01 to US$2.00                                                                       6,483,737            1.30
US$2.19 to US$2.84                                                                       3,685,657            1.05
=====================================================================================================================


         The Company has a stock option plan enabling it to grant options up to 7,500,000 common shares to executive officers and directors, employees and consultants. Under the plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to consultants, management and employees, and directors have a life of two, five and ten years, respectively. All stock options granted vest immediately.

         The following is a summary of the status of stock options outstanding at December 31, 2001:

         ===================================================================================================================
                                                         Outstanding Options                       Exercisable Options
                                         ----------------------------------------------------  -----------------------------
                                                                   Weighted
                                                                    Average          Weighted                       Weighted
                                                                  Remaining           Average                        Average
         Range of                                 Number        Contractual          Exercise          Number       Exercise
         Exercise Prices                       of Shares       Life (Years)             Price       of Shares          Price
         -------------------------------------------------------------------------------------------------------------------
         $0.85 to $1.00                        2,018,500            4.71            $ 0.98        2,018,500         $  0.98
         $1.41 to $1.75                        2,196,000            5.55            $ 1.52        2,196,000         $  1.52
         $2.00 to $2.65                        3,492,500            7.53            $ 2.23        3,492,500         $  2.23
         ====================================================================================================================



13.      RELATED PARTY TRANSACTIONS


         During the year, the Company entered into the following transactions with related parties:

         a) Paid mineral property acquisition costs and expenses of $4,651,220 (2000 - $12,643,590; 1999 - $5,497,813) to Ventures (Barbados) Ltd.

         b) Paid or accrued consulting and management fees of $650,835 (2000 - $687,530; 1999 - $648,438) to directors of the Company and companies related to directors and an officer of the Company.

         c)  Paid or accrued legal fees of $437,165 (2000 - $485,673; 1999 -
             $507,810) to a company related to a director of the Company.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

================================================================================


13.      RELATED PARTY TRANSACTIONS (cont'd...)

         The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

14.      INCOME TAXES

         Income tax expenses varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 44.5% (2000 - 45.6%; 1999 - 45.6%) to income before taxes as follows:

=====================================================================================================================

                                                                               2001             2000            1999
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                         $        68,394  $     3,304,556   $    5,272,947
=====================================================================================================================

Expected income taxes                                              $        30,435  $     1,506,878   $    2,404,464
Loss carry forwards                                                             --       (1,309,500)           -
Resource allowance not subject to taxes                                   (704,517)        (529,976)      (1,831,379)
Other                                                                      674,082          332,598         (573,085)
                                                                   ---------------  ---------------  ---------------

Actual income taxes                                                $            --  $            --   $           --
================================================================== ================ ================ ================

         The significant components of the Company's future tax assets are as follows:

=====================================================================================================================

                                                                                                2001            2000
---------------------------------------------------------------------------------------------------------------------
Net operating loss carry forwards                                                   $    18,931,829   $   21,303,338
Cumulative exploration and development expenses                                           2,572,878        2,636,477
Property, plant and equipment                                                             1,856,730          169,255
Other                                                                                       403,015          257,259
                                                                                    ---------------  ---------------

                                                                                         23,764,452       24,366,329
Less: valuation allowance                                                               (23,764,452)     (24,366,329)
                                                                                    ---------------  ---------------

Net future tax assets                                                               $            --  $            --
=================================================================================== ================ ================

         The Company has non-capital losses of approximately $54,000,000, which may be carried forward and applied against taxable income in future years. These losses expire between 2002 and 2008.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


15. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd.....)


=====================================================================================================================

                                                                               2001             2000             1999
---------------------------------------------------------------------------------------------------------------------
Cash paid during the year for interest                             $     1,897,879  $       887,351  $       946,656

=====================================================================================================================

Cash paid during the year for income taxes                         $            --  $            --     $         --

=====================================================================================================================

         Significant non-cash transactions for the year ended December 31, 2001 included:

         i) The Company issued 65,466 common shares, with a value of $104,550, for management fees.
         ii) The Company issued 1,200,000 common shares, with a value of $2,385,000, for legal fees.
         iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.
         iv) The Company issued 1,035,689 common shares, with a value of $2,597,247, for property payment.
         v) The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $4,734,510.
         vi) The Company applied $941,171 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

         vii) The Company issued 1,025,000 common shares with a value of $1,955,644. for a private placement.
         viii) The Company issued 4,701,615 common shares, with a value of $13,214,573, for loan payments.
         ix) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.
         x) The Company, through its subsidiary ECM, offset $2,240,780 of a note receivable from Vengroup against a note payable to Vengroup in accordance with the terms and conditions of an agreement between ECM and Vengroup (Note 8).

         Significant non-cash transactions for the year ended December 31, 2000 included:

         i) The Company issued 29,536 common shares, with a value of $69,557, for management fees.
         ii) The Company issued 300,000 common shares, with a value of $698,820, for legal fees.
         iii) The Company issued 4,580,404 common shares, with a value of $10,956,327, for the Cristinas 4 and 6 property payment.

         iv) The Company issued 1,268,749 common shares, with a value of $2,345,631, to acquire Bolivar Goldfields A.V.V. (Note 7).

         v) The Company issued 4,498,555 common shares upon conversion of convertible notes and accrued interest in the amount of $8,417,576.
         vi) The Company applied $853,621 of the deferred financing fees against share capital upon conversion of notes to common stock.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================

15.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd.....)


         Significant non-cash transactions for the year ended December 31, 1999 included:

         i) The Company issued 81,824 common shares, with a value of $71,470, for management fees.
         ii) The Company issued 929,666 common shares, with a value of $1,079,246, for legal fees.
         iii) The Company issued 3,033,165 common shares, with a value of $3,189,412, for the Cristinas 4 and 6 property payment.
         iv) The Company issued 4,306,930 common shares upon conversion of convertible notes and accrued interest in the amount of $3,281,149.
         v) The Company applied $500,091 of the deferred financing fees against share capital upon conversion of notes to common stock.
         vi) The Company issued 383,503 common shares, with a value of $325,862, for consulting fees.

16.      SEGMENTED INFORMATION

         Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to the geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

         The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.



         ===================================================================================================================
                                                                   Bolivar                     San Gregorio
                                                                Goldfields       El Callao           Mining
         DECEMBER 31, 2001                                      Properties      Properties       Concession           Total
         -------------------------------------------------------------------------------------------------------------------
         Operating revenue                                  $    6,841,060  $   10,751,224  $   38,000,784   $   55,593,068
         Operating costs                                         4,813,970       7,565,505      27,467,820       39,847,295
         Amortization and depletion                              2,281,431       1,363,969       4,740,322        8,385,722
         Operating income (loss)                            $     (254,341) $    1,821,750  $    5,792,642   $    7,360,051
         ===================================================================================================================




         ===================================================================================================================
                                                                                               San Gregorio
                                                                                 El Callao           Mining
         DECEMBER 31, 2000                                                      Properties       Concession           Total
         -------------------------------------------------------------------------------------------------------------------
         Operating revenue                                                  $    9,339,823  $   38,392,914   $   47,732,737
         Operating costs                                                         6,116,970      24,419,555       30,536,525
         Amortization and depletion                                              2,530,392       4,094,109        6,624,501
         Operating income                                                   $      692,461  $    9,879,250   $   10,571,711
         ===================================================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


16.      SEGMENTED INFORMATION (cont'd...)



         ===================================================================================================================
                                                                                               San Gregorio
                                                                                                     Mining           Total
         DECEMBER 31, 1999                                                                       Concession
         -------------------------------------------------------------------------------------------------------------------
         Operating revenue                                                                  $   35,907,539   $   35,907,539
         Operating costs                                                                        19,829,577       19,829,577
         Amortization and depletion                                                              4,016,181        4,016,181
         Operating income                                                                   $   12,061,781   $   12,061,781
         ===================================================================================================================



         ===================================================================================================================
         ASSETS                                                                                       2001             2000
         -------------------------------------------------------------------------------------------------------------------
         Bolivar Goldfields Properties                                                      $   34,669,611   $   26,938,951
         Crystallex International Corporation                                                  114,122,609       90,673,185
         El Callao Properties                                                                   12,002,354               --
         San Gregorio Mining Concession                                                         37,549,429       46,474,263
                                                                                            --------------   --------------

                                                                                            $  198,344,003   $  164,086,399
         ===================================================================================================================



         The Company's geographical reporting segments are as follows:


=====================================================================================================================

                                                                              2001             2000             1999
---------------------------------------------------------------------------------------------------------------------
Operating revenue:
    Uruguay                                                        $    38,000,784   $   38,392,914  $    35,907,539
    Venezuela                                                           17,592,284        9,339,823               --
                                                                   ---------------   --------------  ---------------
                                                                   $    55,593,068   $   47,732,737  $    35,907,539
                                                                   ==================================================

Operating costs:
    Uruguay                                                        $    27,467,820   $   24,419,555  $    19,829,577
    Venezuela                                                           12,379,475        6,116,970               --
                                                                   ---------------   --------------  ---------------

                                                                   $    39,847,295   $   30,536,525  $    19,829,577
                                                                   ==================================================

Amortization and depletion:
    Uruguay                                                        $     4,740,322   $    4,094,109   $    4,016,181
    Venezuela                                                            3,645,400        2,530,392               --
                                                                   ---------------   --------------   --------------

                                                                   $     8,385,722   $    6,624,501   $    4,016,181
=====================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================

16.      SEGMENTED INFORMATION (cont'd...)


=====================================================================================================================

                                                                              2001             2000             1999
---------------------------------------------------------------------------------------------------------------------
Operating Income:
    Uruguay                                                        $    5,792,642   $    9,879,250   $   12,061,781
    Venezuela                                                           1,567,409          692,461               --
                                                                   --------------   --------------   --------------

                                                                   $    7,360,051   $   10,571,711   $   12,061,781
                                                                   ==================================================

Assets by geographic area:
    Brazil                                                         $    1,547,163   $    1,617,099   $    1,617,876
    Canada                                                             14,781,293        5,027,547        2,023,762
    Uruguay                                                            37,549,429       46,474,263       51,995,412
    Venezuela                                                         144,466,118      110,967,490       57,237,135
                                                                   --------------   --------------   --------------

                                                                   $  198,344,003   $  164,086,399   $  112,874,185
=====================================================================================================================


17.      COMMITMENTS

         AGREEMENT

         The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"), whose common shares are owned by two directors of the Company, effectively on behalf of the Company's shareholders (the "Call Agreement"). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Mael. The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures' acquisition of any interest directly or indirectly in Mael. The Ventures' shares were issued to the Company's directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company's option, all of the shares of Ventures at any time at a purchase price equal to the shareholders' cost of those shares, which cost, as noted above, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael and required by Ventures has been provided by the Company.

         It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. ("Stay") from Red Glove A.
         V. V. ("Red Glove"). Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm's length from the Company and Ventures. At all times, the Company's and Ventures' relationship with Red Glove has remained arm's length. The structure of the transaction, including the incorporation and ownership of Ventures, was recommended by counsel for the Company to protect the interests of the Company's shareholders in the event that third parties sought to gain control of the Company, and thereby Mael, in a transaction which was not supported by the Company's directors.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================

17.      COMMITMENTS (cont'd...)

         AGREEMENT (cont'd...)

         The cost of acquiring the shares of Mael was initially US$30,000,000, of which the Company paid US$6,500,000 (CDN$9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm's length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company to continue the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. The price of the warrants, being US$2.00 per warrant, was settled by arm's length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2001, 4,000,000 of the warrants have expired and 1,000,000 remained outstanding. The remaining 1,000,000 warrants will expire on September 5, 2003, unless otherwise exercised. During 1999 and 2000, the US$10,000,000 was fully paid through the Company's issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (CDN$364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534. The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000. These payments have been capitalized as part of the property cost.

         THE CALL RIGHT

         The call right is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such power acquires 20% or more of the Company's outstanding voting shares without the approval of the Company's Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures' shareholders. There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions. Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company's shareholders, was designed to give adequate time for the Company's shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company's directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================

17.      COMMITMENTS (cont'd...)

         PRECIOUS METAL CONTRACTS

         The Company's hedging policy provides for the use of fixed forward contracts to hedge the Company's expected annual gold production. At December 31, 2001, the Company had fixed forward contracts outstanding as follows:

=====================================================================================================================

Year                                         2002            2003             2004             2005             2006
---------------------------------------------------------------------------------------------------------------------
Ounces                                     48,852          76,848           82,608           41,130           39,996
Average Price (US$ per oz.)                   300             300              300              305              310
=====================================================================================================================


         Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a stated price. Gold production for the years ended December 31, 2001, 2000 and 1999 was 109,647, 95,563 and 76,889 ounces, respectively. At December 31, 2001, the Company had written call options outstanding as follows:



=====================================================================================================================

Year                                         2002            2003             2004             2005             2006
---------------------------------------------------------------------------------------------------------------------
Ounces                                     60,250          20,000           30,000                 --             --
Average Price (US$ per oz.)                   296             308              303                 --             --
=====================================================================================================================


         FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

         Fair values of financial instruments and over-the-counter ("OTC") contracts are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions.

         The carrying amounts for cash, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term debt on the balance sheet approximate fair value.

         At December 31, 2001, based on the spot price of US$277 per ounce of gold, the mark-to-market values of the Company's precious metals sales program was approximately $1,172,699.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================

17.      COMMITMENTS (cont'd...)

         CREDIT AND MARKET RISK

         The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to hedge underlying revenue exposures arising from commodity prices and interest rates. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, securities and fixed forward contracts and option contracts for metals.

         Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates. The Company manages the market risk associated with commodity prices, interest rates, and currency exchange rates by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

         Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as large amounts of its accounts receivable are primarily concentrated amongst a small number of customers in Venezuela and Uruguay. These receivables are primarily with government banks in Venezuela and Uruguay and one other international bank.

         The Company does not anticipate any losses for non-performance on these receivables. As at December 31, 2001, two customers accounted for accounts receivable greater than 10% of total accounts receivable.

         The Company only uses OTC instruments in its metal program. These instruments are relatively straightforward contracts and involve little complexity. The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


17.      COMMITMENTS (cont'd...)

         LEASE AGREEEMENTS

         The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expenses charged to operations under these agreements was $111,724 (2000 - $94,982; 1999 - $103,664).

         Minimum lease payments under operating leases in effect through 2006 are as follows:



         ===================================================================================================================

         Year                                                                                                        Amount
         -------------------------------------------------------------------------------------------------------------------
         2002                                                                                                $      112,029
         2003                                                                                                       112,029
         2004                                                                                                       112,029
         2005                                                                                                        81,931
         2006                                                                                                        71,898
                                                                                                             --------------

                                                                                                             $      489,916
         ===================================================================================================================


         OTHER

         One of the Company's subsidiaries has outstanding a US$1,500,000 letter of credit in connection with its environmental remediation plans.

18.      NET INCOME PER COMMON SHARE

         The   following table outlines the calculation of basic and diluted net income per common share:

         =================================================================================================================

                                                                                    2001            2000             1999
         --------------------------------------------------------------- ---------------- --------------- ----------------
         Numerator for basic net income per common share:

              Net income attributable to common shareholders             $        68,394  $    3,304,556  $     5,272,947
              Long-term interest expense                                              --              --        1,105,604
                                                                         ---------------  --------------  ---------------

         Numerator for diluted net income per common share               $        68,394  $    3,304,556  $     6,378,551
         =================================================================================================================

         Denominator for basic net income per common share
              Weighted average number of outstanding shares                   69,117,738      52,965,842       39,308,858
              Effect of dilutive stock options and warrants                    1,938,404       3,819,239          873,386
              Effect of dilutive convertible notes                                    --              --        1,615,021
              Effect of dilutive gold loan                                            --              --       26,460,973
                                                                         ---------------  --------------  ---------------

         Denominator for dilutive net income per common share
              adjusted weighted average number of outstanding shares          71,056,142      56,785,081       68,258,238
         =================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These combined consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these combined consolidated financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X are described and quantified below.


         (1) STOCK BASED COMPENSATION


             The United States Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. In 1996, for United States reporting purposes, the Company adopted SFAS No. 123 in accounting for its stock option plan. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's combined consolidated financial statements.


             The Company uses the Black-Scholes option pricing model to determine the fair value of employee stock options at the issuance date. In determining the fair value of these employee stock options, the following assumptions were used:

==================================================================================================================

                                                                          2001              2000             1999
------------------------------------------------------------------------------------------------------------------
Risk free interest rate                                                 3.12 %          6.25  %           5.07 %
Expected life                                                          2 years          2 years          2 years
Expected volatility                                                       83 %           104  %            165 %
Expected dividends                                                        --              --                --
==================================================================================================================

             The application of SFAS No. 123 resulted in the reporting of compensation expenses in the amount of $2,129,539, $2,447,767 and $734,015 for the years ended December 31, 2001, 2000 and 1999, respectively.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


         (1) STOCK BASED COMPENSATION (cont'd.....)

             Following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

              ================================================================================================================

                                                          2001                       2000                      1999
                                              ------------------------   -------------------------  ---------------

                                                               Weighted                   Weighted                  Weighted
                                                                Average                    Average                   Average
                                                   Number      Exercise        Number     Exercise       Number     Exercise
                                                of shares         Price     of shares        Price    of shares        Price
              ----------------------------------------------------------------------------------------------------------------
              Outstanding and exercisable,
                beginning of year               6,315,292       $ 1.52      6,585,000       $ 1.15    6,358,000       $ 1.30
              Granted                           1,815,000         2.24      2,027,500         2.13    1,018,500         1.13
              Exercised                          (340,000)        1.38     (2,222,208)        1.03      (19,000)        1.00
              Cancelled                           (83,292)        1.40        (75,000)          --     (772,500)        2.33
                                              -----------                ------------               -----------
              Outstanding and exercisable,
                end of the year                 7,707,000       $ 1.70      6,315,292       $ 1.52    6,585,000       $ 1.15
              ================================================================================================================

              Weighted average fair value
                of options granted during
                the year                      $      1.17                $       1.21               $      0.72
              ================================================================================================================


         (2) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS

             Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, mineral exploration costs are expensed as incurred. Development costs incurred to access ore bodies identified in the current mining plan after production has commenced are expensed as incurred and costs extending beyond those areas identified in the mining plan which are necessary to access additional reserves are deferred until the incremental reserves are produced. Such costs, and estimated development costs for the current year, are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

             Payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when production begins using the unit-of-production method based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

             For United States reporting purposes, the Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

             The Santa Elena, San Miguel and Carobobo, Cristinas 4 and 6 and Knob Hill properties, which have a total capitalized mineral property and exploration and development costs of $47,357,210 for Canadian reporting purposes, have been written down for United States reporting purposes, as they have no determinable proven or probable reserves. As a result of a study of gold reserves of its mineral properties, the Company has recorded a $4,666,481 (2000 - $12,643,590; 1999 - $5,497,813) write-down of its investment in mineral properties for United States reporting purposes. Since the fair value of the Company's other properties exceed their capitalized cost, there has been no adjustment to the cost of these properties. The estimated fair value of the properties would vary if future conditions do not occur in accordance with assumptions.

             Under United States GAAP, the Albino 1 Concessions have been restated to write-off the excess of the carrying value over the discounted cash flows. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

         (4) MARKETABLE SECURITIES

             For Canadian GAAP purposes short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the combined consolidated statements of operations.

             In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which became effective for years beginning after December 31, 1993. The statement requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS No. 115, the Company's investment in marketable securities in the amount of $235,901 would be classified as trading securities and its investment in long-term investment securities in the amount of $2,643,338 would be classified as available-for-sale securities.


             =================================================================================================================

                                                                      Gross Unrealized    Gross Unrealized             Market
                                                               Cost               Gain                Loss              Value
             -----------------------------------------------------------------------------------------------------------------
             2001
             ----
             Trading securities                   $         235,901  $          33,817  $              --   $         269,718
             Available-for-sale securities                2,643,338                 --         (2,033,338)            610,000
                                                  -----------------  -----------------  ------------------  -----------------
                                                  $       2,879,239  $          33,817  $     (2,033,338)   $         879,718
             ================================================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


         (4) MARKETABLE SECURITIES (cont'd.....)


             =================================================================================================================

                                                                                Gross            Gross             Market
                                                               Cost   Unrealized Gain  Unrealized Loss              Value
             -----------------------------------------------------------------------------------------------------------------
             2000
             -----
             Trading securities                   $         227,901  $              -   $              -    $         227,901
             Available-for-sale securities                2,643,338                 -          (1,339,338)          1,304,000
                                                  -----------------  -----------------  ------------------  -----------------
                                                  $       2,871,239  $              -   $      (1,339,338)  $       1,531,901
             =================================================================================================================



             Under United States GAAP, the available-for-sale securities have been restated to recognize an other-than-temporary decline in market value. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

         (5) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

             Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

             At December 31, 2001, the Company's hedging contracts used to reduce exposure to precious metal prices, consisted of forward sales contracts. The Company settles these contracts through the physical delivery of production from its operations at the contract settlement dates. Therefore, the forward sales contracts meet the criteria for the normal purchases and sales exemption of SFAS No. 133, as amended by SFAS No. 138. Accordingly, recognition of the precious metals forward sales contract will continue to be deferred until settlement. Under Canadian GAAP and United States GAAP, written call options are recognized on the balance sheet as a liability measured at fair value (referred to as mark-to-market under United States GAAP) with subsequent changes in the fair value of the liability recognized in earnings in the period of change.

         (6) COMPREHENSIVE INCOME

             In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.

(7)          CONVERTIBLE NOTES

             Under Canadian GAAP, the Company presents the separate equity and liability components of the convertible notes. The equity portion of the convertible debentures is calculated by determining the carrying amount of the convertible debentures by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The carrying amount of the equity portion represented by the option to convert the convertible debenture into common shares is then determined by deducting the carrying amount of the convertible debenture form the amount of the compound instrument as a whole. Any beneficial conversion features or contingently adjustable conversion ratios are recorded as interest expense at the date of issuance.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

================================================================================



19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (7) CONVERTIBLE NOTES (cont'd.....)

             Under United States GAAP, this accounting policy is not permitted unless the convertible notes are issued with stock purchase warrants, beneficial conversion features or contingently adjustable conversion ratios, in which case a separate equity and liability component of the convertible notes is recorded upon issuance. The allocation is based on the relative fair value of the two securities at time of issuance. The beneficial conversion feature or contingently adjustable conversion ratios, if any, are recorded as a reduction of the debt and amortized over the term of the note by recording additional interest expense.

             Under United States GAAP, interest expense related to the beneficial conversion features of the convertible notes has been restated to reflect the reduction of the debt and amortization method. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

         (8) RECENT ACCOUNTING PRONOUNCEMENTS

             In March 2000, the Accounting Standards Board of the CICA issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - ("AcG 11"). The guideline addresses three distinct issues:
             (i) capitalization of cost/expenditures, (ii) impairment, and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP. AcG 11 will require that all companies account for a transaction based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 will require specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is the Company's 2001 fiscal year. The Company is aware that there are two alternative views of how AcG 11 affects mining companies with respect to the deferral of exploration costs. CICA Handbook Section 3061 "Property, Plant and Equipment" in paragraph 21 states "For mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment." The Company considers that exploration costs meeting the criteria set out in note 2 to have the characteristics of property, plant and equipment and accordingly defers such costs. Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessments of recoverability, unless conditions, such as those discussed in AcG 11, exist.

             In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Concurrently, the Accounting Standards Board ("ASB") in Canada issued CICA Handbook Section 1581, "Business Combinations", which is consistent with SFAS No. 141. This statement will change the accounting for business combinations and goodwill. SFAS No. 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. This statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

================================================================================


19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (8) RECENT ACCOUNTING PRONOUNCEMENTS (cont'd.....)

             In June 2001, the FASB issued Statement No. 142, "Goodwill and other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". Concurrently, the ASB in Canada issued CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS No. 142. This statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

             In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Currently, expenditures related to ongoing environmental activities are charged against earnings as incurred. Estimated reclamation and closure costs including site rehabilitation are accrued by annual charges to earnings over the estimated useful life of the mine. Under SFAS 143, the Company will recognize the liability as part of the asset cost and depreciate it over the estimated useful life. The Company has not yet determined the impact of this statement on its combined consolidated financial statements.

             In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB Opinion No. 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope; of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company has not yet determined the impact of this statement on its financial statement.

         (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS

             The Company determined that it must amend the accounting treatment for the following items under United States GAAP:

             The carrying value of the Albino 1 Concessions exceeds the discounted cash flows based on the estimated future net cash flows of the property (which considers current proven and probable mineral reserve, estimated future commodity price realization, operating costs, future capital expenditures, project financing costs and other related costs). As a result, an impairment loss should be recognized which will increase the Company's net loss under United States GAAP purposes by $22,126,179.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

================================================================================


19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

     (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS(cont'd.....)

         Available-for-sale securities experienced a continuous decline in market value which was determined to be other-than temporary. As a result, the Company's net loss for United States GAAP purposes increased by $2,033,338.

         Interest expense on the beneficial conversion features of the convertible notes has been expensed in full upon issuance under Canadian GAAP. Under United States GAAP, the beneficial conversion features must be accreted over the life of the convertible note. As a result, the Company's net loss for United States GAAP purposes decreased by $44,176.

         The Company did not attribute a value to the warrants for the purpose of the acquisition transaction of the shares of Mael (Note 17). Under United States GAAP, a value should have been attributed to these warrants. As a result, the Company's capital stock and deficit for United States GAAP purposes both increased by $2,461,905.

         Travel costs capitalized as mineral property costs under Canadian GAAP have been expensed under United States GAAP. There has been no effect on net loss for United States GAAP purposes.

         The following sets forth the effect of the restatements on the financial statements for United States GAAP purposes:




==================================================================================================================
                                                                                                         2001
------------------------------------------------------------------------------------------------------------------
Long-term debt in accordance with United States GAAP:                                                $ 24,968,891

    Accretion of interest on convertible notes                                                            (44,176)
                                                                                                     ------------
Long-term debt in accordance with United States GAAP, as restated                                    $ 24,924,715
==================================================================================================================


                                                                                                         2001
------------------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with United States GAAP:                                          $ 94,442,689

    Write-down of mineral property                                                                    (22,126,179)
    Accretion of interest on convertible notes                                                             44,176
                                                                                                     ------------
Shareholders' equity in accordance with United States GAAP, as restated                              $ 72,360,686
==================================================================================================================

                                                                                                          2001
------------------------------------------------------------------------------------------------------------------
Loss for the year in accordance with United States GAAP:                                             $ (6,622,770)

    Write-down of mineral property                                                                    (22,126,179)
    Other-than-temporary decline in available-for-sale securities                                      (2,033,338)
    Accretion of interest on convertible notes                                                             44,176
                                                                                                     ------------

Loss for the year in accordance with United States GAAP, as restated                                 $(30,738,111)
==================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

================================================================================


19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS
             (cont'd.....)



============================================================================================================================
                                                                                                                    2001
----------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share in accordance with United States GAAP:                                       $      (0.10)

    Write-down of mineral property                                                                                   (0.32)
    Other-than-temporary decline in available-for-sale securities                                                    (0.03)
    Accretion of interest on convertible notes                                                                        0.00

Basic and diluted loss per share in accordance with United States GAAP, as restated                           $      (0.45)
============================================================================================================================


                                                                                                                   2001
----------------------------------------------------------------------------------------------------------------------------
         COMPREHENSIVE LOSS:

         Comprehensive loss in accordance with United States GAAP                                             $(11,648,181)

             Write-down of mineral property                                                                    (22,126,179)
             Other-than-temporary decline in available-for-sale securities                                      (2,033,338)
             Accretion of interest on convertible notes                                                             44,176
             Net change in market value of available-for-sale securities                                         2,033,338

         Comprehensive loss in accordance with United States GAAP, as restated                                $(33,730,184)
============================================================================================================================


                                                                                                                      2001
----------------------------------------------------------------------------------------------------------------------------
         ACCUMULATED OTHER COMPREHENSIVE LOSS:

         Accumulated other comprehensive loss in accordance with United States GAAP, end of year              $ (8,048,600)

           Change in market value of available-for-sale securities                                               2,033,338
                                                                                                              ------------

         Accumulated other comprehensive loss in accordance with United States GAAP, end of year,
           as restated                                                                                        $ (6,015,262)
============================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         The impact of the above differences between Canadian GAAP and United States GAAP on the combined consolidated balance sheet items as reported, is as follows:



                                                                                 2001
                                                                                 ----
                                                                                                                    Balance
                                                                                    Balance                           as per
                                                                                     as per                    United States
                                                                              United States    Adjustments         Reporting
                                               Balance as                         Reporting            for     Requirements,
                                                 Reported    Adjustments       Requirements   Restatements          Restated
         --------------------------------------------------------------------------------------------------------------------------
         Current assets                    $  27,859,341  $      33,817  (1) $  27,893,158  $          --      $  27,893,158
         Security deposits                       306,218             --            306,218             --            306,218
         Long-term investment
           securities                          2,643,338     (2,033,338) (2)       610,000             --            610,000
         Property, plant and equipment       123,623,865     (4,715,621) (3)   118,908,244    (22,126,179) (5)    96,782,065
         Property, plant and equipment
           - related party                    42,641,589    (42,641,589) (3)            --             --                 --
         Deferred financing fee                1,269,652             --          1,269,652             -           1,269,652
                                           -------------  -------------      -------------  -------------     -------------

                                           $ 198,344,003  $ (49,356,731)     $ 148,987,272  $ (22,126,179)    $ 126,861,093
                                           ========================================================================================

         Current liabilities               $  19,926,621  $          --      $  19,926,621  $          --     $  19,926,621
         Reclamation provision                 1,250,151             --          1,250,151             --         1,250,151
         Long-term debts                      24,829,792        139,099  (4)    24,968,891        (44,176) (6)   24,924,715
         Deferred charges                        646,821             --            646,821             --           646,821
         Minority interest                     7,752,099             --          7,752,099             --         7,752,099
         Shareholders' equity                143,938,519    (49,495,830)        94,442,689    (22,082,003) (7)   72,360,686
                                           -------------  -------------      -------------  --------------    -------------

                                           $ 198,344,003  $ (49,356,731)     $ 148,987,272  $ (22,126,179)    $ 126,861,093
         ==========================================================================================================================



         (1) Comprised of fair market value adjustment of trading securities. See (4) MARKETABLE SECURITIES.

         (2) Comprised of fair market value adjustment of available-for-sale securities. See (4) MARKETABLE SECURITIES.

         (3) Comprised of mineral property and exploration and development costs relating to Santa Elena, San Miguel and Carabobo, Cristinas 4 and 6, and Knob Hill properties. See (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         (4)  Comprised of unamortized equity component of convertible debt. See
              (7) CONVERTIBLE NOTES.

         (5) Comprised of write-down of mineral property. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

         (6) Comprised of accretion of interest on convertible notes. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

         (7) Comprised of write-down of mineral property and accretion of interest on convertible notes. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)



         =========================================================================================================
                                                                                      2000
                                                                                      ----
                                                                                                          Balance
                                                                                                           as per
                                                                                                    United States
                                                                     Balance as                         Reporting
                                                                       Reported      Adjustments     Requirements
         ---------------------------------------------------------------------------------------------------------
                  Current assets                                  $  21,043,385    $          --    $  21,043,385
                  Security deposits                                     255,131               --          255,131
                  Long-term investment securities                     2,643,338       (1,339,338)       1,304,000
                  Property, plant and equipment                      97,454,084       (4,700,360)      92,753,724
                  Property, plant and equipment - related party      37,990,369      (37,990,369)              --
                  Deferred financing fee                                101,453               --          101,453
                  Deferred acquisition cost                           4,598,639               --        4,598,639
                                                                  -------------    -------------    -------------
                                                                  $ 164,086,399    $ (44,030,067)   $ 120,056,332
                                                                  =================================================
                  Current liabilities                             $  18,091,457    $          --    $  18,091,457
                  Reclamation provision                               1,485,301               --        1,485,301
                  Long-term debts                                    32,656,570               --       32,656,570
                  Deferred charges                                      797,127               --          797,127
                  Minority interest                                     142,886               --          142,886
                  Shareholders' equity                              110,913,058      (44,030,067)      66,882,991
                                                                  -------------    -------------    -------------
                                                                  $ 164,086,399    $ (44,030,067)   $ 120,056,332
         =========================================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


         The impact of the above differences between Canadian GAAP and United States GAAP on the income (loss) for the period would be as follows:


         ==========================================================================================================================
                                                                   Adjustments     As Reported
                                                  As Reported              for           2001,
                                                          2001    Restatements        Restated                 2000           1999
         --------------------------------------------------------------------------------------------------------------------------
         Income for the year, as reported         $     68,394    $         --    $     68,394         $  3,304,556   $  5,272,947
           Compensation expense on granting
             of stock options                       (2,129,539)             --      (2,129,539)(1)       (2,447,767)      (734,015)
           Adjustments to mineral properties        (4,666,481)        333,712      (4,332,769)(2),(7)  (12,643,590)    (5,508,613)
           Accretion of interest on convertible
             notes                                      71,039          44,176         115,215                   --             --
           Unrealized gain on trading
             securities                                 33,817              --          33,817 (4)               --             --
           Other-than-temporary decline
             in available-for-sale
             securities                                     --      (2,033,338)     (2,033,338)                  --             --
           Write-down of mineral property                   --     (22,126,179)    (22,126,179)(6)               --             --
           Adjustments to mineral properties
             for travel costs                               --        (333,712)       (333,712)(7)               --             --
         Loss for the  year in  accordance
           with United States GAAP                $ (6,622,770)   $(24,115,341)   $(30,738,111)        $(11,786,801)   $  (969,681)
         ==========================================================================================================================
         Basic and diluted loss per share
         in accordance with United States GAAP    $      (0.10)   $      (0.35)   $      (0.45)        $      (0.22)   $      (0.02)
         ==========================================================================================================================



       (1) See (1) STOCK BASED COMPENSATION.

       (2) See (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

       (3) Comprised of accretion to income of equity component of the convertible debt. See (7) CONVERTIBLE NOTES and (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

       (4) Comprised of fair market value adjustment of trading securities. See
           (4) MARKETABLE SECURITIES.

       (5) Comprised of other-than-temporary decline in the Company's available-for-sale securities. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

       (6) Comprised of write-down of mineral property. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

       (7) Comprised of reclassification of travel costs. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         The impact of the above differences between Canadian GAAP and United States GAAP on the combined consolidated statements of cash flows would be as follows:



         ==============================================================================================================
                                                                             2001          2000             1999
         --------------------------------------------------------------------------------------------------------------
         Cash flows provided by operating activities, Canadian GAAP       $ 10,504,657    $ 11,017,482    $  2,692,740
             Adjustments to mineral properties - related party              (2,281,481)       (988,443)     (1,239,955)
                                                                          ------------    ------------    ------------
         Cash flows provided by operating activities United States GAAP      8,223,176      10,029,039       1,452,785
                                                                          ------------    ------------    ------------
         Cash flows used in investing activities, Canadian GAAP            (19,395,661)    (18,765,699)     (2,817,345)
             Adjustments to mineral properties - related party               2,281,481         988,443       1,239,955
                                                                          ------------    ------------    ------------
         Cash flows used in investing activities, United States GAAP       (17,114,180)    (17,777,256)     (1,577,390)
                                                                          ------------    ------------    ------------
         Cash flows provided by financing activities, Canadian
             and United States GAAP                                         19,070,807       5,480,517       1,783,111
                                                                          ------------    ------------    ------------
         Effect of exchange rate changes on cash and cash equivalents         (188,414)         33,279        (541,359)
         Net increase  (decrease) in cash and cash equivalents  during
         the year                                                            9,991,389      (2,234,421)      1,117,147
         Cash and cash equivalents, beginning of year                        4,418,442       6,652,863       5,535,716
                                                                          ------------    ------------    ------------
         Cash and cash equivalents, end of year                           $ 14,409,831    $  4,418,442    $  6,652,863
         ==============================================================================================================



       (1) Comprised of cash payments made towards the acquisition of the Cristinas 4 and 6 concessions. See (2) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
(Expressed in Canadian dollars)

===============================================================================


19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)



         ==========================================================================================================================
                                                               Adjustments          As Reported
                                               As Reported             for                2001,
                                                      2001    Restatements             Restated             2000              1999
         --------------------------------------------------------------------------------------------------------------------------
         COMPREHENSIVE LOSS:
         Loss for the year in accordance
             with United States GAAP          $ (6,622,770)   $(24,115,341) (1)   $ (30,738,111)   $ (11,786,801)   $     (969,681)
         Net change in cumulative
             translation adjustments            (4,331,411)             --           (4,331,411)         948,317        (1,150,268)
         Net change in market value of
             available-for-sale securities        (694,000)      2,033,338  (1)       1,339,338       (1,339,338)               --

         Comprehensive loss in accordance
             with United States GAAP          $(11,648,181)   $(22,082,003)       $ (33,730,184)   $ (12,177,822)   $   (2,119,949)
         ==========================================================================================================================



         ==========================================================================================================================
                                                               Adjustments          As Reported
                                               As Reported             for                2001,
                                                      2001    Restatements             Restated             2000              1999
         --------------------------------------------------------------------------------------------------------------------------

         ACCUMULATED OTHER
           COMPREHENSIVE LOSS:

         Accumulated other comprehensive
           loss, beginning of year            $ (3,023,189)   $  1,339,338 (2)    $  (1,683,851)   $ (2,632,168)    $   (1,481,900)
         Change in cumulative translation
           adjustments                          (4,331,411)             --          (4,331,411)         948,317         (1,150,268)
         Change in market value of
           available-for-sale securities          (694,000)        694,000 (2)              --       (1,339,338)                --
                                              ------------    ------------        ------------     -------------    --------------
         Accumulated other comprehensive
           loss, end of year                  $ (8,048,600)   $  2,033,338     $   (6,015,262)     $ (3,023,189)    $   (2,632,168)
         ==========================================================================================================================



       (1) Comprised of the reversal of the change in the market value of the available-for-sale securities in order to reflect the other-than-temporary decline in the Company's available-for-sale securities, the write-down of mineral property and the accretion of interest on convertible notes. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

       (2) Comprised of the reversal of the change in the market value of the available-for-sale securities in order to reflect the other-than-temporary decline in the Company's available-for-sale securities. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.