Form 20-F/A
period 2001-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2003-03-25
CIK 912500

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               FORM 20-F/A - NO. 2


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended ______________ December 31, 2001

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from_______________  to ______________

COMMISSION FILE NUMBER:    1-14620
                        ------------------

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: NONE

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

Not applicable.

                                TABLE OF CONTENTS
                                -----------------
[REVISE]

          ITEM                                                                                  PAGE
          ----                                                                                  ----


         1 - Identity of Directors, Senior Management, and Advisers...............................1

         2 - Offer Statistics and Expected Timetable..............................................2

         3 - Key Information......................................................................2

         4 - Information on the Company..........................................................12

         5 - Operating and Financial Review and Prospects........................................41

         6 - Directors, Senior Management and Employees..........................................50

         7 - Major Shareholders and Related Party Transactions...................................60

         8 - Financial Information...............................................................62

         9 - The Offer and Listing...............................................................62

         10 - Additional Information.............................................................65

         11 - Quantitative and Qualitative Disclosures About Market Risks........................70

         12 - Description of Securities Other Than Equity Securities.............................71

         13 - Defaults, Dividend Arrearages and Delinquencies....................................71

         14 - Material Modifications to the Rights of Security Holders and Use of Proceeds.......71

         15 - [Reserved].........................................................................72

         16 - [Reserved].........................................................................72

         17 - Financial Statements...............................................................72

         18 - Financial Statements...............................................................72

         19 - Exhibits...........................................................................72

         Signature...............................................................................73

         Certifications..........................................................................74

         Financial Statements...................................................................F-1


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
--------------------------------------------------------------------------------


-----------------------------------------------------------------------
                                    AVERAGE OF EXCHANGE RATES ON LAST
YEARS                               DAYS OF MONTH FOR EACH YEAR
-----------------------------------------------------------------------
2001                                1.5512
-----------------------------------------------------------------------
2000                                1.4855
-----------------------------------------------------------------------
1999                                1.4858
-----------------------------------------------------------------------
1998                                1.4836
-----------------------------------------------------------------------
1997                                1.3849
-----------------------------------------------------------------------


As of May 10, 2002, the exchange rate was CDN$1.5575 for US$1.00.

    Source-Federal Reserve Bank of New York

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

            SELECTED CONSOLIDATED FINANCIAL DATA IN CANADIAN DOLLARS
            --------------------------------------------------------
                                 (CANADIAN GAAP)
                                 ---------------


--------------------------------------------------------------------------------------------------------------
                         FOR YEAR ENDED   FOR YEAR ENDED   FOR YEAR ENDED   FOR YEAR ENDED   FOR YEAR ENDED
                          DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                              2001             2000             1999             1998             1997
--------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Sales of Gold              55,593,068      47,732,737       35,907,539        8,568,748         4,502,749
--------------------------------------------------------------------------------------------------------------

Income (loss) before           68,394       3,304,556        5,272,947       (7,215,604)       (9,525,664)
Income Taxes

Income Taxes                       --              --               --               --               --
--------------------------------------------------------------------------------------------------------------

Net Income (loss)              68,394       3,304,556        5,272,947       (7,215,604)       (9,525,644)
--------------------------------------------------------------------------------------------------------------
Net Income (loss) per
Common Share                     0.00            0.06             0.13            (0.20)            (0.34)

--------------------------------------------------------------------------------------------------------------
Number of Shares Used
for Calculation*           69,117,738      52,965,842       39,308,858       35,766,602        27,824,879
--------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and Short-Term
Investments                14,409,831       4,418,442        6,642,863        5,535,716        16,841,779
--------------------------------------------------------------------------------------------------------------
Working Capital
(Deficiency)                7,932,720       2,951,928        6,526,631        1,664,188        15,441,315
--------------------------------------------------------------------------------------------------------------
Total Assets              198,344,003     164,086,399      112,874,185      105,724,174        66,324,236
--------------------------------------------------------------------------------------------------------------
Long-Term Debt             24,829,792      32,656,570       16,848,835       23,348,884        12,185,714
--------------------------------------------------------------------------------------------------------------
Shareholders' Equity      143,938,519     110,913,058       79,366,156       67,777,429        51,166,590
--------------------------------------------------------------------------------------------------------------

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

            SELECTED CONSOLIDATED FINANCIAL DATA IN CANADIAN DOLLARS
            --------------------------------------------------------
                                   (U.S. GAAP)
                                   -----------


---------------------------------------------------------------------------------------------------------------
                           FOR YEAR ENDED   FOR YEAR ENDED  FOR YEAR ENDED   FOR YEAR ENDED    FOR YEAR ENDED
                            DECEMBER 31,     DECEMBER 31,    DECEMBER 31,     DECEMBER 31,    DECEMBER 31, 1997
                                2001             2000            1999             1998
---------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Sales of Gold               55,593,068         47,732,737    35,907,539          8,568,748         4,502,749
---------------------------------------------------------------------------------------------------------------

Income (loss) before
Income Taxes Under
U.S. GAAP                  (30,738,111)(1)    (11,786,801)   (3,431,586)(2)    (15,510,781)      (34,205,761)
                         --------------------------------------------------------------------------------------

Income Taxes                        --                 --            --                 --                --
---------------------------------------------------------------------------------------------------------------

Net Income (loss)          (30,738,111)(1)    (11,786,801)   (3,431,586)(2)    (15,510,781)      (34,205,761)
                         --------------------------------------------------------------------------------------
Net Income (loss) per
Common Share                      (.45)(1)          (0.22)        (0.08)(2)          (0.43)            (1.23)

                         --------------------------------------------------------------------------------------
Number of Shares Used
for Calculation*            69,117,738         52,965,842    39,308,858         35,766,602        27,824,879
---------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
                         --------------------------------------------------------------------------------------
Cash and Short-Term
Investments                 14,409,831          4,418,442     6,642,863          5,535,716        16,841,779
                         --------------------------------------------------------------------------------------
Working Capital
(Deficiency)                 7,966,537          2,951,928     6,526,631          1,664,188        15,441,315
                         --------------------------------------------------------------------------------------
Total Assets               126,861,093(1)     120,056,332    82,827,046         81,185,648        46,502,907
                         --------------------------------------------------------------------------------------
Long-Term Debt              24,924,715(1)      32,656,570    16,848,835         23,348,884        12,185,714
                         --------------------------------------------------------------------------------------
Shareholders' Equity        72,360,686         66,882,991    49,319,017         43,238,903        31,345,261
---------------------------------------------------------------------------------------------------------------

* Weighted average number of shares outstanding during the year.

(1) As restated. Crystallex has adjusted its loss, loss per share, total assets, long-term debt and shareholders' equity for 2001, originally reported as CDN$6,622,770, CDN$0.10, CDN$148,987,272, CDN$24,968,891 and CDN$94,442,689,
respectively, to reflect the write down the Albino mineral property, an-other-than temporary decline in available for sale securities, and the accretion of interest on convertible notes. See Note 19(9) of the Notes to Consolidated Financial Statements for more detailed information.

(2) As restated. Crystallex has adjusted its loss and loss per share for 1999, originally reported as CDN$969,681, and CDN$0.02, respectively, to attribute a value to the warrants for the purpose of the acquisition transaction of the shares of Mael of $2,461,905.

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

B.       CAPITALIZATION AND INDEBTEDNESS
         -------------------------------
Not Applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS
         -----------------------------------------
Not Applicable

D.       RISK FACTORS
         ------------

CRYSTALLEX MAY NOT BE SUCCESSFUL IN ASSERTING ITS TITLE RIGHTS OVER THE CRISTINAS 4 AND 6 PROPERTIES AND MAY THEREFORE BE UNABLE TO ENFORCE ITS TITLE RIGHTS AND TO DEVELOP THOSE PROPERTIES, THEREBY NECESSITATING A WRITE-OFF OF ITS INVESTMENT IN THE CRISTINAS 4 AND 6 PROPERTIES. In March 1997, Crystallex acquired rights to the Cristinas 4 and 6 concessions located in Kilometer 88, Venezuela. See Item 4.D, Property, Plants and Equipment - Las Cristinas 4 and 6 Concessions - Acquisition of the Concessions. Crystallex holds its interest in Cristinas 4 and 6 through Inversora Mael, C.A. ("Mael"), a Venezuelan company. The Supreme Court of Venezuela issued rulings in 1991, 1996 and 1997 confirming the validity of the transfer of the concessions to Mael. Following the 1997 ruling, Mael commenced a further action in the Supreme Court of Venezuela seeking a ruling requiring the Venezuelan Ministry of Energy and Mines ("MEM") to recognize fully Mael's title ownership of the Cristinas 4 and 6 concessions. On June 11, 1998, the Venezuelan Supreme Court ruled that Mael does not have status to assert ownership rights over Cristinas 4 and 6 concessions and refused to proceed with this action. In August 1999, Crystallex commenced two legal proceedings in Venezuela in order to enforce its rights in relation to the Cristinas 4 and 6 concessions, and Crystallex is awaiting a full and final hearing on the merits before the Political-Administrative Chamber of the Supreme Court of Justice of Venezuela.

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

UNCERTAINTY WITH RESPECT TO TITLE TO REMAINING MINERAL PROPERTIES MAY RESULT IN LOSS OF MINING RIGHTS WITHOUT COMPENSATION FOR DEVELOPMENT EXPENDITURES. Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral claims may be disputed. Although Crystallex has investigated its title to all of the properties for which it holds concessions or other mineral leases or licenses, Crystallex does not know whether someone will challenge or impugn title to such properties. As a result, Crystallex can never be certain that it will have valid title to its mining properties. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. Crystallex does not carry title insurance on its properties. See B., Business Overview - Review of Title to Properties. Therefore, a successful claim that Crystallex does not have title to a property could cause Crystallex to lose its rights to mine that property, perhaps without receiving any compensation for its prior expenditures relating to the property.

CURRENCY FLUCTUATIONS MAY INCREASE OPERATING COSTS. Currency fluctuations may affect the costs that Crystallex incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Crystallex's operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where Crystallex has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations and could hurt Crystallex's profitability and financial condition.

GOLD HEDGING ACTIVITIES MAY CREATE RISK OF LOSSES DEPENDING UPON THE PRICE OF GOLD, THE ABILITY OF CRYSTALLEX TO PRODUCE AND DELIVER GOLD, AND THE PERFORMANCE OF THIRD PARTY BUYERS. Crystallex has entered into forward contracts to sell a portion of the gold that it anticipates that it will produce at its mines. These contracts obligate Crystallex to sell the gold at a price set when it enters into the contract, regardless of the price when Crystallex actually mines the gold. Accordingly, there is a risk that the price of gold is higher at the time that Crystallex mines the gold than when it enters into the contracts, so that Crystallex must sell the gold at a price lower than it could have received if it did not enter into the contracts. In addition, if Crystallex is not able to produce and deliver the amount of gold that it agreed on in the contracts, it will be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices or higher than Crystallex's production costs. Further, the entity contracting to buy the gold from Crystallex could default, which means that if the contract price is higher than the market price at the time of delivery, Crystallex will not likely be able to resell the gold at the higher price.

CRYSTALLEX FACES SIGNIFICANT RISKS INHERENT IN THE PRODUCTION OF GOLD, AND THE SUCCESS AND PROFITABILITY OF ITS OPERATIONS IS DEPENDENT UPON ITS ABILITY TO MANAGE AND CONTROL THESE RISKS. Crystallex's actual production is subject to a variety of risks, including the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, the accuracy of estimated rates and costs of mining and processing; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of Crystallex or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Crystallex to cease production. Each of these factors also applies to Crystallex's sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

CRYSTALLEX FACES SIGNIFICANT RISKS, INHERENT TO THE MINING INDUSTRY, IN THE EXPLORATION, DEVELOPMENT AND OPERATION OF ITS MINING PROPERTIES, AND THE SUCCESS OF ITS BUSINESS WILL BE DEPENDENT UPON ITS MANAGEMENT OF SUCH RISKS. The business of exploring for and mining of minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labor are some of the risks involved in the operation of mines and the conduct of exploration programs. Crystallex has relied on and may continue to rely on consultants and others for exploration and development expertise. Crystallex does not know whether it will discover minerals in sufficient quantities to justify commercial exploitation. Further, substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The economics of developing gold and other mineral properties are affected by many factors, including the cost of operations, variations in the grade of ore mined and metals recovered, fluctuations in metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

CRYSTALLEX MAY NOT INSURE OR BE ABLE TO INSURE CERTAIN RISKS, WHICH MAY RESULT IN INCREASED COSTS AND REDUCED PROFITABILITY. Exploration, development and production operations on mineral properties involve numerous risks, including:

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

CRYSTALLEX FACES INDUSTRY COMPETITION IN THE ACQUISITION OF MINING PROPERTIES AND THE RECRUITMENT AND RETENTION OF QUALIFIED PERSONNEL. There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Crystallex competes with other mining companies, many of which have greater financial resources than Crystallex, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

CRYSTALLEX'S BUSINESS DEPENDS UPON A LIMITED NUMBER OF MINING PROPERTIES AND PROCESSING FACILITIES, THE LOSS OF ANY OF WHICH MIGHT NEGATIVELY IMPACT ITS OPERATIONS. Crystallex's operations at the San Gregorio Mill (in Uruguay) and the Revemin Mill (in Venezuela) together account for all of Crystallex's current mineral production and revenue. See Crystallex's Form 20-F/A-No. 2, Item 4B. "Information on the Company - Business Overview - Activity on the Mining Properties." Any adverse development affecting those mills would significantly hurt Crystallex's financial performance and results of operations. In addition, Crystallex does not know if its development program at its San Gregorio mine will yield new mineral resources to replace or expand current mineral reserves once they have been fully mined.

CRYSTALLEX FACES POTENTIAL RISKS AND UNCERTAINTIES RESULTING FROM THE LOCATION OF ITS PROPERTIES AND OPERATIONS IN COUNTRIES WHERE POLITICAL, GOVERNMENTAL OR OTHER ACTIVITIES MAY DISRUPT ITS BUSINESS, INCLUDING PROPERTY RIGHTS, EXPLORATION AND MINING ACTIVITIES AND THE MOVEMENT OF FUNDS. Political and related legal and economic uncertainty may exist in countries where Crystallex may operate. Risks of foreign operations in these countries include political unrest, labor disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, changes to government regulation relating to the mining industry, foreign taxation, price and currency controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt Crystallex's mineral exploration and mining activities, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Recent and ongoing political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labor strikes, has not yet had any material impact on Crystallex's Venezuelan operations. However, Crystallex does not know what impact this instability will have on it in the future, particularly if these conditions were to continue for an extended period of time.

GOLD PRICE VOLATILITY MAY NEGATIVELY IMPACT CRYSTALLEX'S CASH FLOW AND PROFITABILITY, CAUSE AN ADJUSTMENT OF ITS RESERVES AND RESULT IN A REDUCTION OR SUSPENSION OF ITS MINING ACTIVITIES. Gold prices historically have fluctuated widely and are affected by numerous factors beyond Crystallex's control. From January 1997 through December 2001, the gold price fluctuated from a high of US$366.55 to a low of US$252.80. On May 10, 2002, the London PM price fix for gold was US$311.15 per ounce. See B. Business Overview - The Gold Market.

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

The profitability of Crystallex's operations, its revenues and its cash flow are significantly affected by changes in the gold price. If gold prices decline for a significant period below the cost of production of any or all of Crystallex's operations, it may not be economically feasible to continue production at such sites. This would materially affect production, profitability and Crystallex's financial position. A decline in the market price of gold may also require Crystallex to write-down its mineral reserves which might have a material and adverse effect on its earnings and profitability. Should any significant writedowns in reserves be required, material writedowns of Crystallex's investment in the affected mining properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if Crystallex discovers commercial amounts of gold, it may not mine the gold if the gold prices are not high enough for Crystallex to sell the gold profitably.

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

CRYSTALLEX'S OPERATIONS REQUIRE ENVIRONMENTAL PERMITS AND ARE SUBJECT TO ENVIRONMENTAL COMPLIANCE REGULATIONS. COMPLIANCE MAY INVOLVE SIGNIFICANT COSTS AND DELAYS, AND FAILURE TO COMPLY MAY RESULT IN FINES OR SUSPENSION OF ITS MINING ACTIVITIES. Crystallex's activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Crystallex's properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, Crystallex must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Crystallex does not maintain environmental liability insurance. See Items 4.B Business Overview - Government Regulation and 5.B Liquidity and Capital Resources - Regulatory and Environment Risks.

CRYSTALLEX OPERATIONS REQUIRE OTHER PERMITS AND ARE SUBJECT TO OTHER REGULATIONS. COMPLIANCE MAY INVOLVE SIGNIFICANT COSTS OR DELAYS, AND FAILURE TO COMPLY MAY RESULT IN FINES OR SUSPENSION OF ITS MINING ACTIVITIES. Government regulations significantly affect Crystallex's mining operations. See Item 4.B Business Overview - Government Regulation. Crystallex's domestic and foreign mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which Crystallex has properties regulates mining activities. Crystallex generally requires permits from authorities in these jurisdictions to authorize Crystallex's operations. These permits relate to virtually every aspect of Crystallex's exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Crystallex or its properties, which could significantly impact Crystallex's current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time consuming process and Crystallex cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Crystallex from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

UNCERTAINTY OF ORE RESERVE AND RESOURCE ESTIMATES COULD LEAD CRYSTALLEX TO ALLOCATE ITS CAPITAL TO DEPOSITS WHICH ULTIMATELY PROVE UNECONOMIC AND FOREGO DEVELOPMENT OF POTENTIALLY SIGNIFICANT DEPOSITS. Crystallex's business relies upon the accuracy of its determinations as to whether a given deposit has significant mineable minerals. However, mining companies' reported mineral reserves and resources are only estimates and do not present a certainty that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect Crystallex's profitability in any particular accounting period. If Crystallex's estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too much resources at what could be a less than economical deposit or to fail to mine what could be a significant deposit.

CRYSTALLEX REQUIRES ADDITIONAL FUNDING TO DEVELOP ITS MINING PROPERTIES, AND LACK OF FUNDING MAY DELAY OR REDUCE MINING ACTIVITIES. Development of Crystallex's mining projects, including the Las Cristinas project, will require significant financial resources. As a result, Crystallex will need to raise significant non-recourse project financing, debt and additional equity. Crystallex's failure to obtain such additional funding at the needed times could lead to its delaying or indefinitely postponing the exploration and development of its mining projects.

CRYSTALLEX COULD LOSE ITS MINING PROPERTIES IF IT DEFAULTS ON ITS LOAN FACILITY. Crystallex's loan facility regarding its San Gregorio and Tomi properties, the Revemin mill and Crystallex's share interest in El Callao Mining Corp. requires that Crystallex maintain specific financial ratios and satisfy financial condition tests. If an event of default under this facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce its security over substantially all property relating to the San Gregorio and Tomi properties, the Revemin mill and Crystallex's share interest in El Callao Mining Corp. See Item 4.D. "Information on the Company - Property, Plants and Equipment
- The San Gregorio Mining Concession - Financing."

CRYSTALLEX'S BUSINESS DEPENDS UPON A SMALL NUMBER OF KEY PERSONNEL, THE LOSS OF ANY OF WHICH MIGHT SIGNIFICANTLY IMPAIR ITS BUSINESS. Crystallex's business is dependent on retaining the services of a small number of key management personnel. The success of Crystallex is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could significantly impair Crystallex's ability in developing, exploring, acquiring, and funding mining properties. Crystallex does not maintain key employee insurance on any of its employees. See Item 6.A. "Directors, Senior Management and Employees - Directors and Senior Management."

CRYSTALLEX HAS RESERVED FOR ISSUANCE A LARGE NUMBER OF SHARES, WHICH, IF ISSUED IN SIGNIFICANT AMOUNTS, COULD RESULT IN DILUTION OF SHARE OWNERSHIP AND A REDUCTION IN SHARE PRICE. Crystallex has reserved the issuance of more than 52,000,000 common shares for payment of certain property purchases and related indebtedness, the exercise of stock options, finder's fees, the exercise of warrants issued in private placements, placement agent's fees for a private placement, and exercise of warrants issued for convertible notes and broker's fees. Furthermore, Crystallex may issue additional common shares from time to time in the future. If Crystallex issues a substantial number of those new shares, it could substantially dilute the ownership interest in Crystallex's current shareholders, based upon the 81,273,364 Crystallex shares outstanding as of May 10, 2002. In addition, given Crystallex's average daily trading volume of approximately 107,000 shares on the American Stock Exchange (Consolidated

Market) and on The Toronto Stock Exchange combined for the period January 1, 2001 through December 31, 2001, the sale of even a small portion of these shares could provide enough selling pressure to depress the share price of Crystallex common shares.

LIMITED ATTENDANCE AT A SHAREHOLDERS' MEETING AND MINIMAL QUORUM REQUIREMENTS MAY RESULT IN A SMALL NUMBER OF SHAREHOLDERS TAKING VOTES BINDING UPON ALL SHAREHOLDERS. Crystallex's by-laws provide that a quorum for transacting business at a general meeting of shareholders shall be two shareholders present in person or by proxy holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. Although the Canada Business Corporations Act requires Crystallex to give advance notice of shareholders' meetings to its shareholders, only two shareholders could attend shareholders' meetings in person or by proxy, in which event these two shareholders could (provided they hold the requisite percentage of shares) take votes binding on behalf of all shareholders.


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

The following table sets forth annual high, low, average and end of period afternoon fixing gold prices in U.S. dollars per troy ounce on the London Bullion Market (rounded to the nearest whole dollar):

--------------------------------------------------------------------------------
                                    LONDON P.M. GOLD FIX
                               PRICE IN U.S. DOLLARS PER OUNCE
--------------------------------------------------------------------------------
Year                           High                      Low          Average
--------------------------------------------------------------------------------
2002 (Jan to April)             310                      278            293
--------------------------------------------------------------------------------
2001                            293                      256            271
--------------------------------------------------------------------------------
2000                            313                      263            271
--------------------------------------------------------------------------------
1999                            326                      253            279
--------------------------------------------------------------------------------
1998                            313                      273            294
--------------------------------------------------------------------------------
1997                            366                      283            331
--------------------------------------------------------------------------------

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

C.       ORGANIZATIONAL STRUCTURE
         ------------------------

Crystallex operates its business either directly or through its subsidiaries. Its significant subsidiaries are as follows:

-------------------------------------------------------------------------------------------------
      Name of Subsidiary            Country of incorporation or   Crystallex's ownership and
                                              residence                  voting interest
-------------------------------------------------------------------------------------------------
Minera Albino C.A.                   Venezuela                                  100%(1)
-------------------------------------------------------------------------------------------------
El Callao Mining Corp.               British Columbia (Canada)                   80%
-------------------------------------------------------------------------------------------------
Mineras Bonanza, C.A. (Tomi mine)    Venezuela                                  100%(1)
-------------------------------------------------------------------------------------------------
Revemin II C.A. (Revemin mill)       Venezuela                                   93%(1)
-------------------------------------------------------------------------------------------------
Minera San Gregorio S.A.             Uruguay                                    100%(1)
-------------------------------------------------------------------------------------------------

(1)  Indirect subsidiary

The above table does not include Crystallex's ownership interest in Las Cristinas 4 and 6. See D - Property, Plants and Equipment - Las Cristinas 4 and 6 Concessions and Item 3.D - Key Information - Risk Factors - Title Disputes to the Cristinas 4 and 6 Properties.

                          [Text continues on next page]

D.       PROPERTY, PLANTS AND EQUIPMENT
         ------------------------------

                                                      SUMMARY OF PROPERTY DATA(1)
                                                      ---------------------------
                                                        AS OF DECEMBER 31, 2001

-------------------------------------------------------------------------------------------------------------------------

                                 PROVEN &       GOLD PRICE                                     DATE OF
                   ACREAGE       PROBABLE       FOR RESERVE    CONTAINED       STAGE/         EXPECTED        LIFE OF
    PROPERTY     (HECTARES)      RESERVES       CALCULATION     OUNCES         STATUS        PRODUCTION     RESERVES(5)
                                 (2), (3)         US$(4)
-------------------------------------------------------------------------------------------------------------------------
San Gregorio      1,321(6)    4.9 MM tonnes       $275/oz       240,854    Production/         Current        3 years
(Concession)                  @ 1.5 g/t                                    Active

Albino              500       178,870(7)          $270/oz       84,710     Development/     December 2003    2.5 years
Underground                   tonnes @ 14.73                               Inactive
(Concession)                  g/t

Bolivar             500(8)
Goldfields:

Tomi                          162,730 tonnes      $265/oz       75,758     Development/         March        2.5 years
Underground                   @ 14.48 g/t                                  Active               2003
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
Increible):

La Victoria                   4.3 MM tonnes       $300/oz     417,200(9)   Production/         Current       7.0 years
(Concession)                  @ 3.01g/t                                    Active

Lo Increible                  Not               Not           Not          Exploration/      Not            Not
2, 4(a), 4(b),                Applicable        Applicable    Applicable   Active            Determined     Determined
4(c), 4(d)
(CVG CONTRACT)

Santa Elena, San  1,763       Not               Not           Not          Exploration/      Not            Not
Miguel, Carabobo              Applicable        Applicable    Applicable   Inactive          Determined     Determined
(Contract:
ACOMISUR)
----------------------------- ---------------- -------------- ------------ ---------------- -------------- --------------

(1) Does not include Crystallex's interest in Las Cristinas 4 and 6 Concession, Mineiro Concession, Knob Hill Property, and other properties.
(2) Estimates for each deposit meet both SEC Industry Guide 7 and Canadian definitions of reserves. The reserves as stated are estimates of what can be economically and legally recovered from the mine and as such incorporates losses for dilution and mining recovery.

(3) The metallurgical recovery factor for each reserve is as follows: San Gregorio 92%; Albino Underground 92%; Tomi Underground 95%; Tomi Open Pits 94%; and La Victoria 90%.

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


                                [GRAPHIC OMITTED]

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

Ore Reserves

Ore reserves (proven and probable) are summarized below:


                             Ore Tonnes          Grade            Contained
                              (000's)            (g/T)            Gold (ozs)
               Proven            82             14.820              39,080
                                 --             ------              ------
               Probable          97             14.660              45,630
                                ---             ------              ------
               Total            179             14.730              84,710

The Albino Proven and Probable underground mining reserves were calculated using an 8 gpt cutoff. The underground reserves are defined within the mine plan as follows. The crown pillar is not considered minable but may be partially extracted at the conclusion of mining and after all other reserves have been mined.

Unit                  Class       Ore Tonnes       Grade         Contained
                                                    (g/T)       Gold (ozs)
--------------------------------------------------------------------------------
Stopes              Probable           76,490      14.800            36,400
Stopes                Proven           82,040      14.820            39,080
Crown Pillar        Probable            2,440      13.510             1,060
Surface             Probable           17,900      14.200             8,170
--------------------------------------------------------------------------------
Total                                 178,870      14.730            84,710

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

--------------------------------------------------------------------------------
Gold Produced - Ounces
--------------------------------------------------------------------------------
1994                     1995           1996           1997           1998
--------------------------------------------------------------------------------
5,971                    16,391         4,593          10,053         4,251
--------------------------------------------------------------------------------

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

Bolivar Goldfields Properties - The Tomi Mining Concession and Revemin Mill
---------------------------------------------------------------------------

The 500 hectare Tomi concession and the Revemin mill are the principal assets of Minera Bonanza S.A. Minera Bonanza is a wholly owned indirect subsidiary of Crystallex, acquired on July 27, 2000 from Bolivar Goldfields Ltd. Crystallex's acquisition of Minera Bonanza also included 44,438 hectares of exploration land.

         The Tomi Mining Concession
         --------------------------

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

Property History

Exploration activities at Tomi date back to the turn of the century, as witnessed by several small open cuts and some shallow underground workings in the Charlie Richards and Mackenzie areas. Also, some artisanal mining took place between 1930 and 1965. Modern exploration on the property only began in 1993 when Bolivar Goldfields Ltd completed the acquisition of the Tomi concession and adjoining Belen and Dividival I and II concessions

The initial exploration work by Bolivar Goldfields consisted of a 100m x 100 m soil sampling program and an airborne geophysical survey (magnetics and radiometrics). The soil sampling program led to the definition of a strong anomaly, 1,600 m long and 700 m wide, which was subsequently investigated by 9,000 metres of mechanized trenching and 8451 metres of reverse circulation and diamond drilling in 78 holes. Most of the drilling was carried out in 1994 and 1995. The exploration work culminated in a feasibility study by Kilborn Inc. of Toronto, Canada in 1996.

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

Production Statistics (since acquisition by Crystallex)

==============================================================================

                                         2001             2000          1999
------------------------------------------------------------------------------

Tomi Mine*:
Production (ounces of gold)            11,132           22,676           N/A
Ore tonnes milled (thousand)              122              187           N/A
Grade (grams/tonne)                       3.1              4.0           N/A
Recovery (%)                               92               95           N/A

==============================================================================

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

         Revemin Mill Production
         -----------------------

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

         Revemin Mill Production Statistics (since acquisition by Crystallex)

================================================================================

                                           2001           2000          1999
--------------------------------------------------------------------------------

Revemin mill, Venezuela *:
Production (ounces of gold)                42,690        23,538        N/A
Ore tonnes milled (thousand)                  438           190        N/A
Grade (grams/tonne)                           3.4           4.1        N/A
Recovery (%)                                   90            95        N/A
================================================================================

* For portion of year controlled by Crystallex.

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

El Callao Properties - The Lo Increible Deposits
------------------------------------------------

The Lo Increible project is a pre-feasibility stage gold property located adjacent to Crystallex's Revemin mill in El Callao. The project consists of two adjacent claims aggregating 9,704 hectares. Crystallex acquired the project through a take-over bid for all of the shares of El Callao Mining Corporation and the purchase from Bema Gold Corp. of both US$16 million of debt that El Callao Mining owed to Bema Gold and Bema Gold's royalty on the project's cash flow. Crystallex owns 51% of the Lo Increible project and the right to increase its ownership to 70%, and the remaining 49% ownership is currently controlled by Venezuelan partners unrelated to Crystallex. Crystallex and its Venezuelan partners have agreed that the net income from the Lo Increible Project is applied to the reduction of debt owing to Crystallex in amounts ranging from 75% to 87.5% of such net income.

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

The results of this drill program were incorporated in a new reserve and mineral deposit estimate that was completed on February 28, 2002

Ore Reserves

Ore reserves (probable) at the Lo Increible project as of February 28, 2002, are summarized below:


--------------------------------------------------------------------------------------------------------------
                               CANADIAN STANDARDS                                  U.S. STANDARDS
--------------------------------------------------------------------------------------------------------------
                 ORE                  CONTAINED      WASTE       ORE                 CONTAINED      WASTE
                TONNES     GRADE      GOLD (OZS.)    TONNES     TONNES     GRADE     GOLD (OZS.)    TONNES
   DEPOSITS     (000'S)    (G/T)                     (000'S)    (000'S)    (G/T)                    (000'S)
--------------------------------------------------------------------------------------------------------------
LC, T, S, LL,
E (1)            2,219      3.30       235,449       21,017         --       --           --            --
--------------------------------------------------------------------------------------------------------------
La Victoria
                 4,313      3.01       417,200       20,285     4,313      3.01      417,200        20,285
--------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Total Lo
Increible        6,532      3.11       652,649       41,302     4,313      3.01      417,200        20,285
------------------------------------------------------------------------------------------------------------------

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

The reserves of five of the six Lo Increible deposits were estimated by members of Bema's technical staff, based on the open pit optimization of mineralized material calculated by MRDI. The ore reserves were calculated using a cut off grade of 1.00 g/t Au and a gold price of US$325 per ounce, which is allowed under Canadian standards but not under U.S. standards, which only allows a US$300 per ounce price to be used for 2001. The reserves of the La Victoria orebody, which meet both U.S. and Canadian reserve definition standards, were calculated by Crystallex's technical staff based on the open pit optimization of the Mineral Deposit calculated by Crystallex. The La Victoria reserves were calculated at a cut off grade of 1.0 g/t Au and a gold price of US$300 per ounce.

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

Production Statistics (since acquisition by Crystallex)

============================================================================

                                            2001         2000         1999
----------------------------------------------------------------------------

La Victoria Mine*:
Production (ounces of gold)               26,504          N/A          N/A
Ore tonnes milled (thousand)                 297          N/A          N/A
Grade (grams/tonne)                          3.1          N/A          N/A
Recovery (%)                                  90          N/A          N/A

============================================================================

* For portion of year controlled by Crystallex.

The Kilometre 88 Area

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

Mineiro Concessions
-------------------

Crystallex has not performed any mining activities on the Mineiro concession in Brazil.

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

The San Gregorio property is comprised of contiguous mineral concessions totaling 1,321 hectares (3,264 acres). The current Ore Reserves are contained within two mine exploitation grants, issued in November 1989 and June 1994, which are in effect for an initial, renewable term of 15 years. In addition, Crystallex owns outright 1,087 hectares (2,686 acres) of the surface estate within the project area and controls exploration rights on 20,000 hectares (49,400 acres) of prospective mineral lands in northern and southern Uruguay.



                            [Map begins on next page]

                                 [GRAPH OMITTED]


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

Ore Reserves

Ore Reserves as of December 31, 2001 are summarized below:

ORE RESERVES
(PROBABLE)                    Ore Tonnes     Grade         Contained        Waste Tonnes
                               (000's)        (g/T)         Gold (oz)       (000's)
                              -----------------------------------------------------------
San Gregorio Project          3,610            1.70          197,089          14,970
San Gregorio stockpile          976            0.86           26,917
Zapucay                         397            1.32           16,848             979
                              -----------------------------------------------------------
Total                         4,983            1.50          240,854
                              ===========================================================

The Ore Reserves were calculated using a 0.7g/t Au cutoff and a gold price of $ 275/ounce. The Ore Reserves were calculated by members of San Gregorio's technical staff using Medsystem modeling techniques.

Mineral Deposit

Mineral Deposit for the San Gregorio deposits as of December 31, 2001 is summarized below:

MINERAL DEPOSIT

                                    ------------------------------
                                     Tonnes              Grade
                                     (000's)             (g/T)
                                    ------------------------------
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

Knob Hill Property and Other Properties
---------------------------------------

Crystallex has not performed any mining activities on other properties, such as the Knob Hill concession in Canada.


              ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
              -----------------------------------------------------

This discussion of Crystallex's operating and financial review and prospectus should be read in conjunction with Crystallex's audited consolidated financial statements and the notes for the year ended December 31, 2001, included as Item 18 in this document. Unless otherwise stated, Crystallex prepares and files its consolidated financial statements and this Item 5 in Canadian dollars.

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


Revenue from gold sales of $55.6 million in 2001 was up from $47.7 million and $35.9 million in 2000 and 1999, respectively, reflecting the acquisition of Bolivar Goldfields A.V.V. ("Bolivar Goldfields"), which Crystallex completed during the third quarter of 2000 and the acquisition of ECM, completed in the first quarter of 2001. These acquisitions enabled Crystallex to produce 109,647 ounces of gold in 2001 compared to 95,563 ounces in 2000 and 76,889 ounces in 1999. Of the 109,647 ounces of gold in 2001, 66,957 ounces (approximately 61%) is from Uruguay and 42,690 ounces (approximately 39%) is from the Revemin mill in Venezuela. This additional production in 2001 enabled Crystallex to offset the slight decrease in the price of gold for the period. During 2001, Crystallex realized average revenue of $507 per ounce (equivalent to US$327) as compared to $499 per ounce (equivalent to US$333) for the same period in 2000 and $467 per ounce (equivalent to US$314) for the same period in 1999.


Key Statistics
--------------

================================================================================

                                             2001            2000          1999
--------------------------------------------------------------------------------

Revenue ($thousand)                        55,593          47,733        35,908
Gross cash contributions ($thousand)       15,746          17,196        16,078
Net income ($thousand)                         68           3,305         5,273
Net operating cash flow ($thousand)        10,505          11,018         2,693
Production (ounces of gold)               109,647          95,563        76,889

PER OUNCE DATA (US$)
Total Cash Costs                              231             213           167
Total Production Costs(2)                     282             260           206
Average price realized                        327             333           314
Average spot price                            271             279           279

================================================================================

(1)  Includes royalties and production taxes.

(2) For an explanation of these non-GAAP performance measures, refer to "Non-GAAP Measures" following the Consolidated Production Costs table, below.

CONSOLIDATED PRODUCTION COSTS
-----------------------------

------------------------------------------------------------------------------------------------------
                                                           CONSOLIDATED PRODUCTION COSTS
                                                                      (US$/OZ)
------------------------------------------------------------------------------------------------------
                                                        2001            2000             1999
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Direct mining expenses                                 223.1           204.1            162.7
------------------------------------------------------------------------------------------------------
Stripping and mine development adjustments                --              --               --
------------------------------------------------------------------------------------------------------
Third-part smelting, refining, and transportation
costs                                                   4.3             4.1              4.7
------------------------------------------------------------------------------------------------------
By-product credits                                     (2.1)           (1.6)            (2.5)
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
CASH OPERATING COSTS                                   225.3           208.1            164.8
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Royalties                                               2.0             2.9              2.5
------------------------------------------------------------------------------------------------------
Production Costs                                        3.4             1.5               --
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
TOTAL CASH COSTS                                       230.7           212.5            167.3
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Depreciation                                              --              --               --
------------------------------------------------------------------------------------------------------
Depletion/Amortization                                  49.4            46.9             36.2
------------------------------------------------------------------------------------------------------
Reclamation and Mine Closure                            1.9             2.5              3.7
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
TOTAL PRODUCTION COSTS                                 282.0           260.4            206.1
------------------------------------------------------------------------------------------------------

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

Total cash costs per ounce may be reconciled to our financial statements as follows:

-----------------------------------------------------------------------------------------------------
                                                                   Years ended December 31,
                                                                (Cdn$, except where indicated)
-----------------------------------------------------------------------------------------------------
                                                          2001            2000           1999
-----------------------------------------------------------------------------------------------------
Operating costs per financial statements               39,847,295      30,536,525     19,829,577
-----------------------------------------------------------------------------------------------------
By-product credits                                       (352,913)       (231,780)      (299,536)
-----------------------------------------------------------------------------------------------------
Reclamation and closure costs                            (322,103)       (358,416)      (421,581)
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation              39,172,279      29,946,329     19,108,460
-----------------------------------------------------------------------------------------------------
Ounces sold                                             109,647          95,563         76,889
-----------------------------------------------------------------------------------------------------
Total cash cost per ounce                                357.3           313.4           248.5
-----------------------------------------------------------------------------------------------------

Total cash cost per ounce (US$)                          230.7           212.5           167.3
-----------------------------------------------------------------------------------------------------


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

Regarding liabilities, the only significant change was the increase in the current portion of long term debt from approximately $500,000 to $2.3 million reflecting the commencement of the amortization of the non-recourse project finance credit facility. As at December 31, 2001, the payment schedule was:

===========================================================================

Year                                                 Amount (US$million)
---------------------------------------------------------------------------

2002                                                            1.125
2003                                                            3.000
2004                                                            1.240
2005                                                            4.400
2006                                                            2.058

===========================================================================

The reclamation liability decreased from approximately $1.4 million to $1.2 million as Crystallex incurred approximately $444,000 in reclamation costs related to treating and discharging the residual cyanide solution through the treatment plant and the re-vegetation of the waste rock dumps on a rotational basis. Crystallex has also incurred expenses relating to covering a small portion of the tailings pond in order to ensure that this process can be completed successfully. There were no reclamation costs incurred in 2000 or 1999.

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

INVESTING ACTIVITIES
--------------------

During the year , Crystallex invested $5.4 million to consummate the acquisition of a portion of the outstanding debt owing from ECM to Bema Gold Corporation (`Bema") and a royalty on the El Callao Mining project. Concurrent with this, Crystallex completed the take-over bid made by its wholly-owned subsidiary 618707 British Columbia Ltd., to acquire any and all of the common shares of ECM. The shares of ECM deposited to the offer totalled 36,575 832, representing approximately 80% of the outstanding shares of ECM. 618707 British Columbia Ltd. assigned its rights under the bid to Crystallex and Crystallex took up and paid for the ECM shares by issuing an aggregate of 2,438,352 common shares of Crystallex.

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

REGULATORY AND ENVIRONMENT RISKS
--------------------------------

Crystallex takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. Crystallex believes that its environmental programs, developed internally in conjunction with local advisers, not only complies with but in some cases exceeds prevailing regulations.

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

REMOVAL OF SURFACE FACILITIES.

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

Not Applicable.


               ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
               ---------------------------------------------------

A.       DIRECTORS AND SENIOR MANAGEMENT
         -------------------------------

In the following table and notes thereto is stated the name of each director and member of senior management, all offices of Crystallex now held by him, his business experience and principal occupation, the period of time for which he has been a director or member of senior management, and, for directors, other principal directorships:


NAME AND OFFICE,
FUNCTION OR POSITION              BUSINESS EXPERIENCE AND            DIRECTOR             PRINCIPAL
WITH CRYSTALLEX                   PRINCIPAL OCCUPATION               SINCE                DIRECTORSHIPS
----------------                  --------------------               --------             -------------
Robert A. Fung(2)(4)(5)           Business Executive;                December 3, 1996     Yorkton
Chairman of the Board, Director   Deputy Chairman of Yorkton                              Securities, Inc.;
                                  Securities, Inc.                                        Toronto Waterfront
                                                                                          Revitalization
                                                                                          Corporation; Stockhouse
                                                                                          Media Corporation; El
                                                                                          Callao Mining Corp. (6)

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

Armando F. Zullo (3)              Business Executive;                December 3, 1996     El Callao Mining Corp. (6)
Director                          President of A.F. Zullo &
                                  Company Ltd.

Dr. Sadek El-Alfy                 Vice President-Operations               ____                 ____
Vice President - Operations       Crystallex International
                                  Corporation

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

Robert Crombie, Vice President - Finance. Mr. Crombie joined Crystallex in April, 2002. He has more than a decade of mining related financial experience. From 1999 to 2001, he managed the Canadian mining finance activities of Dresdner Bank in Toronto and was primarily involved with the origination and structuring of corporate and project debt facilities. Until 1999, he was Vice President - Corporate Finance of Chase Manhattan Bank in Toronto. Reporting to the President of Chase Canada and to Chase's Head of North American Mining and Metals in New York, he was the principal executive developing and managing a portfolio of Canadian clients. Between 1990 and 1992, he held various positions with Corona Corporation, a Canadian mining company. Mr. Crombie holds a Master of Science degree in Mineral Economics from Penn State and a Honours Bachelor of Commerce degree from Queens University. Mr. Crombie is primarily responsible for the development of Crystallex's budgeting and financial planning.

B.       COMPENSATION
         ------------

All amounts shown in the following three tables are in Canadian dollars unless otherwise noted:

                SUMMARY COMPENSATION TABLE FOR EXECUTIVE OFFICERS

                                                                                           LONG TERM
                                                 ANNUAL COMPENSATION                  COMPENSATION AWARD
                                                 -------------------                  ------------------
                                                                      OTHER ANNUAL     SECURITIES UNDER        ALL OTHER
    NAME AND                            SALARY          BONUS(2)      COMPENSATION        OPTIONS(4)          COMPENSATION
PRINCIPAL POSITION      YEAR(1)          ($)             ($)              ($)                  (#)                ($)
------------------      -------         ------          --------      ------------     ----------------       ------------
Robert A Fung            2001                NIL        $350,000          $180,000         205,000                NIL
(Chairman of the                                      US$100,000
Board - Feb. 12/98)      2000                NIL      US$100,000          $180,000         405,000                NIL
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

Daniel R. Ross           2001           $166,667        $ 83,333      US$ 6,000(6)         255,000                NIL
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

STOCK OPTIONS

The following table sets forth information concerning option grants during 2001 to Crystallex's executive officers as at December 31, 2001:

              OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2001

                                                                                   MARKET VALUE
                                            % OF TOTAL                            OF SECURITIES
                         SECURITIES           OPTIONS                               UNDERLYING
                           UNDER             GRANTED TO          EXERCISE OR       OPTIONS ON THE
                         OPTION(1)          EMPLOYEES IN         BASE PRICE        DATE OF GRANT         EXPIRATION
    NAME                    (#)           FINANCIAL YEAR(2)     ($/SECURITY)        ($/SECURITY)            DATE
   -------               ----------       -----------------     ------------      ----------------       ----------
Robert A. Fung            100,000               5.5                  2.25               2.25         November 18, 2011
                           50,000               2.8                  2.25               2.25         November 7, 2006
                           55,000               3.0                  2.20               2.00           July 2, 2011

Marc J. Oppenheimer       100,000               5.5                  2.25               2.25         November 18, 2011
                           50,000               2.8                  2.25               2.25         November 7, 2006
                           40,000               2.2                  2.20               2.00           July 2, 2011

Daniel R. Ross            100,000               5.5                  2.25               2.25         November 18, 2011
                          100,000               5.5                  2.20               2.20           July 2, 2011
                           55,000               3.0                  2.20               2.20           July 2, 2011

Dr. Sadek El-Alfy          50,000               2.8                  2.25               2.25         November 18, 2006
                           15,000               0.8                  2.25               2.25         November 7, 2006

Dr. Luca M. Riccio         50,000               2.8                  2.25               2.25         November 18, 2006
                           15,000               0.8                  2.25               2.25         November 7, 2006

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

      AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2001
                      AND FINANCIAL YEAR-END OPTION VALUES

                         SECURITIES                                                                VALUE OF UNEXERCISED
                          ACQUIRED      AGGREGATE                UNEXERCISED                         IN-THE-MONEY
                            ON            VALUE                    OPTIONS                             OPTIONS
    NAME                EXERCISE (#)    REALIZED ($)           AT F.Y. END (#)                       AT F.Y. END ($)
  -------               ------------    ------------           ---------------                       ---------------
                                                         Exercisable      Unexercisable      Exercisable      Unexercisable
                                                         -----------      -------------      -----------      --------------
Robert A. Fung              NIL             NIL          1,747,500            NIL             2,200,600           NIL
Marc J. Oppenheimer         NIL             NIL          2,005,000            NIL             2,668,700           NIL

Daniel R. Ross              NIL             NIL            530,000            NIL              405,950            NIL
Dr. Sadek El-Alfy         50,000          40,000           235,000            NIL              242,050            NIL
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

All directors will receive an additional 20,000 options per year for serving on the Board, the said options to be issued immediately following the annual general meeting and the appointment of directors in or about June of each year. All directors will receive an additional 10,000 options for each committee on which they serve and an additional 5,000 options for each committee which they chair, the additional options being in recognition of additional workload undertaken by the directors, and issued immediately following the annual general meeting and confirmation of committee appointments in or about June of each year. Crystallex's directors received the following options during 2001 (in addition to the options listed above for executive officers that are also directors):

------------------------------------------------------------------------------------------------------------
            NAME                    NUMBER OF OPTIONS             PRICE (CDN. $)            EXPIRY DATE
------------------------------------------------------------------------------------------------------------
Gordon M. Thompson                       135,000                  $2.20 to $2.25        July 2, 2011 to
                                                                                        November 18,  2011
------------------------------------------------------------------------------------------------------------
C. William Longden                       130,000                  $2.20 to $2.25        July 2, 2011 to
                                                                                        November 18, 2011
------------------------------------------------------------------------------------------------------------
David I. Matheson                        130,000                  $2.20 to $2.25        July 2, 2011 to
                                                                                        November 18,  2011
------------------------------------------------------------------------------------------------------------
Enrique Tejera Paris                     130,000                  $2.20 to $2.25        July 2, 2011 to
                                                                                        November 18, 2011
------------------------------------------------------------------------------------------------------------
Harry J. Near                            145,000                  $2.20 to $2.25        July 2, 2011 to
                                                                                        November 18, 2011
------------------------------------------------------------------------------------------------------------
Armando F. Zullo                         130,000                  $2.20 to $2.25        July 2, 2011 to
                                                                                        November 18, 2011
------------------------------------------------------------------------------------------------------------

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

D.       EMPLOYEES
         ---------

                 CRYSTALLEX EMPLOYEES (FULL-TIME AND PART-TIME)
                             AS OF DECEMBER 31, 2001

----------------------------------------------------------------------------------------------------------------
       LOCATION                          2001                        2000                        1999
----------------------------------------------------------------------------------------------------------------
Canada                                    4                          3                           3
----------------------------------------------------------------------------------------------------------------
United States                             4                          5                           5
----------------------------------------------------------------------------------------------------------------
Uruguay                                  164                        165                         166
----------------------------------------------------------------------------------------------------------------
Venezuela                                198                        255                          26
----------------------------------------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------------------------------------------
                              SHARES BENEFICIALLY OWNED                             OPTIONS
-------------------------------------------------------------------------------------------------------------------
                                             PERCENT OF
                                               OUT-
                                              STANDING
       NAME                   AMOUNT (1)     SHARES (2)    NUMBER       EXERCISE PRICE          EXPIRATION DATES
-------------------------------------------------------------------------------------------------------------------
Robert A. Fung                 19,500           2.1%       1,747,500     $1.00 - $2.27        3/10/07-11/18/11
-------------------------------------------------------------------------------------------------------------------
Marc J. Oppenheimer            25,000           2.4%       2,005,000     $0.85 - $2.27         10/2/05-11/18/11
-------------------------------------------------------------------------------------------------------------------
C. William Longden             18,661            *           210,000     $1.75 - $2.25          8/8/10-11/18/11
-------------------------------------------------------------------------------------------------------------------
David I. Matheson              16,661            *           210,000     $1.75 - $2.25          8/8/10-11/18/11
-------------------------------------------------------------------------------------------------------------------
Harry J. Near                  42,501            *           500,000     $1.00 - $2.27         6/26/07-11/18/11
-------------------------------------------------------------------------------------------------------------------
Daniel R. Ross                 58,391            *           530,000     $1.41 - $2.27         11/7/07-11/18/11
-------------------------------------------------------------------------------------------------------------------
Dr. Enrique Tejera Paris        6,850            *           400,000     $1.00 - $2.27        12/17/07-11/18/11
-------------------------------------------------------------------------------------------------------------------
Gordon M. Thompson             16,661            *           220,000     $1.75 - $2.65         3/21/10-11/18/11
-------------------------------------------------------------------------------------------------------------------
Armando F. Zullo               42,501            *           300,000     $1.00 - $2.27         6/26/07-11/18/11
-------------------------------------------------------------------------------------------------------------------
Dr. Sadek E. El-Alfy            1,000            *           185,000     $1.50 - $2.25         9/22/02-11/18/06
-------------------------------------------------------------------------------------------------------------------
Dr. Luca M. Riccio             19,000            *           135,000     $1.50 - $2.25        12/31/02-11/18/06
-------------------------------------------------------------------------------------------------------------------
K.Y. Sze-Tho                   66,050            *           295,000     $0.85 - $2.25        12/31/02-11/18/06
-------------------------------------------------------------------------------------------------------------------

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





                           [Table begins on next page]

                                                                 PERCENTAGE OF
                                            NO. OF                OUTSTANDING
       NAME AND ADDRESS(1)              COMMON SHARES           COMMON SHARES(2)
       -------------------              -------------           ----------------
     Cede & Co.                           61,194,683              75.2%
     Box 20
     Bowling Green Station
     New York, New York 10274

     CDS & Co.
     25 The Explanade                     14,350,478              17.6%
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

                           THE TORONTO STOCK EXCHANGE
                           PRICES IN CANADIAN DOLLARS


                                               FISCAL YEAR ENDED

-----------------------------------------------------------------------------------------------------------------
                            2001               2000               1999               1998               1997
-----------------------------------------------------------------------------------------------------------------
        High                3.45               4.25               2.50               11.85              8.35
-----------------------------------------------------------------------------------------------------------------
        Low                 0.99               1.19               0.74                0.50              1.90
-----------------------------------------------------------------------------------------------------------------


                                            FISCAL QUARTER ENDED

-----------------------------------------------------------------------------------------------------------------
                                             March 31            June 30           Sept. 30            Dec. 31
-----------------------------------------------------------------------------------------------------------------
2002                  High                     3.30
-----------------------------------------------------------------------------------------------------------------
                      Low                      2.53
-----------------------------------------------------------------------------------------------------------------
                      Close                    3.14
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2001                  High                     1.59               2.85               3.45               3.33
-----------------------------------------------------------------------------------------------------------------
                      Low                      0.99               1.10               1.65               1.80
-----------------------------------------------------------------------------------------------------------------
                      Close                    1.15               2.20               1.89               2.78
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2000                  High                     3.80               4.25               2.95               2.25
-----------------------------------------------------------------------------------------------------------------
                      Low                      1.33               1.85               1.70               1.19
-----------------------------------------------------------------------------------------------------------------
                      Close                    3.25               2.65               1.95               1.22
-----------------------------------------------------------------------------------------------------------------



                                                 MONTH ENDED


                      November        December        January          February        March            April
                        2001            2001           2002              2002           2002            2002
-----------------------------------------------------------------------------------------------------------------
      High              3.33            3.20            2.90             3.30            3.18            3.24
-----------------------------------------------------------------------------------------------------------------
       Low              2.02            2.50            2.60             2.54            2.53            2.10
-----------------------------------------------------------------------------------------------------------------

                           THE AMERICAN STOCK EXCHANGE
                             PRICES IN U.S. DOLLARS

                                                  FISCAL YEAR ENDED

-----------------------------------------------------------------------------------------------------------------
                            2001               2000               1999               1998               1997
-----------------------------------------------------------------------------------------------------------------
        High                2.20              2.8125              1-3/4             8-5/16             6-3/16
-----------------------------------------------------------------------------------------------------------------
        Low                 0.68               0.75                1/2                3/8               2-1/4
-----------------------------------------------------------------------------------------------------------------

                                                FISCAL QUARTER ENDED

-----------------------------------------------------------------------------------------------------------------
                                             March 31            June 30           Sept. 30            Dec. 31
-----------------------------------------------------------------------------------------------------------------
2002                  High                     2.10
-----------------------------------------------------------------------------------------------------------------
                      Low                      1.59
-----------------------------------------------------------------------------------------------------------------
                      Close                    1.99
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2001                  High                     1.68               1.91               2.20               1.97
-----------------------------------------------------------------------------------------------------------------
                      Low                      0.95               0.68               1.06               1.17
-----------------------------------------------------------------------------------------------------------------
                      Close                    1.38               1.48               1.17               1.81
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2000                  High                     2.75              2.8125             1.9375              1.375
-----------------------------------------------------------------------------------------------------------------
                      Low                      15/16             1.2500             1.1875              0.750
-----------------------------------------------------------------------------------------------------------------
                      Close                   2-3/16             1.8125             1.3750              0.875
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
1999                  High                     1-1/4              1.00              1-1/16              1-3/4
-----------------------------------------------------------------------------------------------------------------
                      Low                       1/2                .50                .50                5/8
-----------------------------------------------------------------------------------------------------------------
                      Close                    13/16               5/8                7/8              1-5/16
-----------------------------------------------------------------------------------------------------------------

                                                     MONTH ENDED

-----------------------------------------------------------------------------------------------------------------
                      November        December      January 2002    February 2002       March            April
                        2001            2001                                             2002            2002
-----------------------------------------------------------------------------------------------------------------
      High              1.94            1.97            1.82             2.10            2.00            2.03
-----------------------------------------------------------------------------------------------------------------
      Low               1.32            1.65            1.61             1.59            1.59            1.25
-----------------------------------------------------------------------------------------------------------------

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

B.       PLAN OF DISTRIBUTION
         --------------------

Not applicable


C.       MARKETS
         -------

Crystallex's common shares trade on The Toronto Stock Exchange and on the American Stock Exchange.

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

This summary is applicable only to a purchaser of Crystallex's common shares (a "Holder") who, (i) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), at all relevant times, is not and is not deemed to be, resident in Canada, deals at arm's length with Crystallex, holds Crystallex's common shares as capital property, does not hold or use and is not deemed or determined to hold or use Crystallex's common shares in connection with the carrying on of a business in Canada or the performing of independent personal services in Canada, and, in the case of a purchaser that carries on an insurance business in Canada and elsewhere, is not required by or for the purposes of the laws of Canada to include an amount in respect of any of Crystallex's common shares in computing its income from its insurance business carried on in Canada, and (ii) for the purposes of the Canada- US. Income Tax Convention (the "Convention"), is at all relevant times resident in the United States. This summary is not applicable to a purchaser who is an organization exempt from tax in the United States and described in Article XXI of the Convention. Crystallex's common shares will generally be considered to be capital property to a purchaser unless the purchaser holds Crystallex's common shares in the course of carrying on a business of buying and selling securitiesor is a financial institution and Crystallex's common shares are mark-to-market property of such purchaser.

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

Crystallex has entered into forward production contracts and written call options as part of its gold hedging activities as required by its lender under existing loan agreements (See Note 17 of the Notes to Consolidated Financial Statements). These agreements obligate Crystallex to sell the gold at a price set when it enters into the agreements regardless of the price of gold when Crystallex actually produces the gold. As such, a risk exists that the price of gold is higher at the time the gold is produced than when Crystallex entered into the contracts. Crystallex therefore must sell the gold at a lower price than it would have received if it did not enter into the agreements. In addition should Crystallex be unable to produce and deliver the amount of gold that is stipulated in the agreement it will be required to buy gold at spot market price to fulfill its obligations. These spot market prices may be higher than the agreed upon agreement delivery price or higher than Crystallex's production costs. Further there is a risk that the entity agreeing to buy the gold from Crystallex could default which, if the contract price is higher than the spot market price at the time delivery, Crystallex would not likely be able to resell the gold at the higher agreement price. Crystallex has a demonstrated history of managing the risks associated with its forward sale contracts and written call options and works closely with its principal lender in such management. Crystallex's hedging policy provides for the use of fixed forward contracts to hedge Crystallex's expected annual gold production. At December 31, 2001, Crystallex had fixed forward contracts outstanding as follows:

====================================================================================================================
Year                                         2002            2003             2004             2005             2006
--------------------------------------------------------------------------------------------------------------------
Ounces                                     48,852          76,848           82,608           41,130           39,996
Average Price (US$ per oz.)                   300             300              300              305              310
====================================================================================================================

At December 31, 2001, Crystallex had written call options outstanding as follows:

====================================================================================================================
Year                                         2002            2003             2004             2005             2006
--------------------------------------------------------------------------------------------------------------------
Ounces                                     60,250          20,000           30,000               --               --
Average Price (US$ per oz.)                   296             308              303               --               --
====================================================================================================================

The total number of ounces committed under forward sales and call options is 399,684 ounces. This represents 39% of Crystallex's proven and probable reserves at December 31, 2001.


        ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
        ----------------------------------------------------------------

Not Applicable

                                     PART II

            ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
            ---------------------------------------------------------

None

                ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF
                -------------------------------------------------
                      SECURITY HOLDERS AND USE OF PROCEEDS
                      ------------------------------------

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

2.5.1 First Amendment to Credit Agreement dated as of October 26, 2001 between Mineras Bonanza C.A., Crystallex International Corporation, Bolivar Goldfields A.V.V., Orinoquia Mining A.V.V., Revemin II, C.A., El Callao Mining Corp, ECM (Venco) Ltd, and Standard Bank London, filed with Crystallex's Annual Report on Form 20-F/A- No. 1 for its year ended December 31, 2001.

2.6.1 Assignment of Debt and Related Security dated as of October 26, 2001 between Crystallex International Corporation, El Callao Mining Corp., ECM (VENCO), and Standard Bank London, filed with Crystallex's Annual Report on Form 20-F/A- No. 1 for its year ended December 31, 2001.

2.7. Memorandum of Understanding dated as of December 17, 2001 between Crystallex International Corporation and Standard Bank London Limited.

4.10.1 Agreement dated as of November 15, 2001 between Crystallex International Corporation and Standard Bank London Limited, filed with Crystallex's Annual Report on Form 20-F/A- No. 1 for its year ended December 31, 2001.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this amendment on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                           CRYSTALLEX INTERNATIONAL CORPORATION


                           BY:      /s/ Daniel R. Ross
                                    ----------------------------
                                    Daniel R. Ross
                                    Executive Vice-President, Corporate Counsel,
                                    Secretary, and Director


Date:    March 24, 2003

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

2.5.1 First Amendment to Credit Agreement dated as of October 26, 2001 between Mineras Bonanza C.A., Crystallex International Corporation,
          Bolivar Goldfields A.V.V., Orinoquia Mining A.V.V., Revemin II, C.A.,
          El Callao Mining Corp, ECM (Venco) Ltd, and Standard Bank London, filed with Crystallex's Annual Report on Form 20-F/A- No. 1 for its year ended December 31, 2001.

2.6.1 Assignment of Debt and Related Security dated as of October 26, 2001 between Crystallex International Corporation, El Callao Mining Corp.,
          ECM (VENCO), and Standard Bank London, filed with Crystallex's Annual
          Report on Form 20-F/A- No. 1 for its year ended December 31, 2001.

2.7.      Memorandum of Understanding dated as of December 17, 2001 between
          Crystallex International Corporation and Standard Bank London Limited.

4.10.1    Agreement dated as of November 15, 2001 between Crystallex
          International Corporation and Standard Bank London Limited, filed with
          Crystallex's Annual Report on Form 20-F/A- No. 1 for its year ended
          December 31, 2001.


                                  CERTIFICATION

I, Marc J. Oppenheimer, the President and Chief Executive Officer of Crystallex International Corporation (the "registrant"), certify that:

1. I have reviewed this Annual Report on Form 20-F/A - No. 2 for the year ended December 31, 2001, of the registrant;

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

Date:  March 24, 2003


                                          /s/ Marc J. Oppenheimer
                                          -------------------------------
                                          Marc J. Oppenheimer
                                          President and Chief Executive Officer

                                  CERTIFICATION

I, Borden D. Rosiak, the Chief Financial Officer of Crystallex International Corporation (the "registrant"), certify that:

1. I have reviewed this Annual Report on Form 20-F/A - No. 2 for the year ended December 31, 2001, of the registrant;

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


Date: March 24, 2003

                                            /s/ Borden D. Rosiak
                                            -----------------------------
                                            Borden D. Rosiak
                                            Chief Financial Officer

                      CRYSTALLEX INTERNATIONAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2001

                         (EXPRESSED IN CANADIAN DOLLARS)

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

                                                         /s/ DAVIDSON & COMPANY

                                                         Chartered Accountants


Vancouver, Canada



March 8, 2002 (except as to Note 19
  which is as of March 24, 2003)
                COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
                           U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a material restatement of the Company's consolidated financial statements, such as described in Note 19 to the consolidated financial statements. Our report to the shareholders dated March 8, 2002 (except as to Note 19, which is as of March 24, 2003) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                   /s/ Davidson & Company
                                                   ----------------------
                                                   Chartered Accountants

Vancouver, Canada
March 8, 2002 (except as to Note 19
  which is as of March 24, 2003)

                          A Member of SC INTERNATIONAL

                  1200 - 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Expressed in Canadian dollars)


=========================================================================================
                                                                    2001        2000
-----------------------------------------------------------------------------------------
ASSETS

CURRENT
    Cash and cash equivalents                                 $ 14,409,831  $  4,418,442

    Accounts receivable (Note 3)                                 2,883,091     2,409,709

    Production inventories (Note 4)                              8,201,031    10,994,368

    Supplies inventory and prepaid
      expenses (Note 5)                                          2,120,752     2,957,347

    Marketable securities (Note 6)                                 235,901       227,901

    Due from related parties                                         8,735        35,618
                                                              ------------  ------------
                                                                27,859,341    21,043,385

SECURITY DEPOSITS                                                  306,218       255,131

LONG-TERM INVESTMENT SECURITIES (Note 6)                         2,643,338     2,643,338

PROPERTY, PLANT AND EQUIPMENT (Note 8)                         166,265,454   135,444,453

DEFERRED FINANCING FEES (Note 9)                                 1,269,652       101,453

DEFERRED ACQUISITION COSTS                                             --      4,598,639
                                                              ------------  ------------
                                                              $198,344,003  $164,086,399
========================================================================================

                                  - continued -

     The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Expressed in Canadian dollars)

========================================================================================
                                                                2001            2000
----------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
    Accounts payable and accrued liabilities                  16,353,678   $ 16,611,935
    Due to related parties                                       437,506        292,184
    Deferred charges                                             525,878             --
    Current portion of long-term debt                          2,309,559        487,338
    Loan payable (Note 10)                                       300,000        700,000
                                                             -----------   ------------
                                                              19,926,621     18,091,457
RECLAMATION PROVISION                                          1,250,151      1,485,301
LONG-TERM DEBT (Note 11)                                      24,829,792     32,656,570
DEFERRED CHARGES                                                 646,821        797,127
                                                             -----------   ------------
                                                              46,653,385     53,030,455
                                                             -----------   ------------
MINORITY INTEREST                                              7,752,099        142,886
                                                             -----------   ------------
SHAREHOLDERS' EQUITY
    Capital stock (Note 12)
       Authorized
           Unlimited common shares, without par value
           Unlimited Class "A" preference shares,
             par value $50
           Unlimited Class "B" preference shares,
             par value $250

       Issued
           December 31, 2000 -  59,154,221 common shares
           December 31, 2001 -  79,347,194 common shares     169,766,113    130,732,129

       Capital stock subscribed
           December 31, 2000 -  1,025,000 common shares
           December 31, 2001 -  Nil common shares                     --      1,955,644

  Equity component of convertible notes (Note 11)                210,138             --
    Cumulative translation adjustment                         (4,675,924)      (344,513)
    Deficit                                                  (21,361,808)   (21,430,202)
                                                            ------------   ------------
                                                             143,938,519    110,913,058
                                                            ------------   ------------
                                                            $198,344,003   $164,086,399
=======================================================================================

CONTINGENCIES (Note 8)

COMMITMENTS (Note 17)

ON BEHALF OF THE BOARD:

"Marc J. Oppenheimer"  Director          "Gordon Thompson"  Director
---------------------                    -----------------


     The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31
(Expressed in Canadian dollars)


================================================================================================
                                                   2001              2000              1999
------------------------------------------------------------ ----------------- -----------------
OPERATING REVENUE                          $    55,593,068   $     47,732,737  $     35,907,539

OPERATING EXPENSES
    Operations                                  39,847,295         30,536,525        19,829,577
    Amortization                                 5,577,378          4,449,130         3,983,650
    Depletion                                    2,808,344          2,175,371            32,531
                                           ---------------   ----------------  ----------------
                                                 7,360,051         10,571,711        12,061,781
                                           ---------------   ----------------  ----------------
EXPENSES
    Amortization                                   504,416            107,656           102,623
    Financing fees                                      --             28,987                --
    Interest on long-term debt                   2,245,569          1,019,883         1,250,898
    Investor relations                             693,983            590,616           680,136
    General and administration (Note 13)         5,225,294          5,685,294         6,230,549
                                           ---------------   ----------------  ----------------
                                                 8,669,262          7,432,436         8,264,206
                                           ---------------   ----------------  ----------------
INCOME (LOSS) BEFORE OTHER ITEMS                (1,309,211)         3,139,275         3,797,575
                                           ---------------   ----------------  ----------------
OTHER ITEMS
    Interest and other income                      479,637            624,616         1,681,787
    Foreign exchange                              (402,244)          (562,191)         (320,246)
    Gain on securities                                  --            102,856           113,831
    Minority interest                            1,300,212                 --                --
                                           ---------------   ----------------  ---------------
                                                 1,377,605            165,281         1,475,372
                                           ---------------   ----------------  ----------------
INCOME FOR THE YEAR                        $        68,394   $      3,304,556  $      5,272,947
============================================================ ================= =================
BASIC INCOME PER SHARE                     $          0.00   $           0.06  $           0.13
============================================================ ================= =================
DILUTED INCOME PER SHARE                   $          0.00   $           0.06  $           0.09
============================================================ ================= =================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING
    Basic                                       69,117,738         52,965,842        39,308,858
    Diluted                                     71,056,142         56,785,081        68,258,238
============================================================ ================= =================

     The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31
(Expressed in Canadian dollars)

==============================================================================================================================
                                                                                    2001            2000             1999
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Income for the year                                                      $       68,394   $    3,304,556  $    5,272,947
    Adjustments to reconcile income to net cash
      used in operating activities:
        Amortization and depletion                                                8,890,138        6,799,660       4,004,828
        Brokers fees                                                                 89,189               --              --
        Deferred charges                                                            375,572               --              --
        Foreign exchange                                                           (191,074)         562,191         (12,727)
        Gain on securities                                                               --         (102,856)       (113,831)
        Gain on loan repayment                                                           --         (110,312)        (68,638)
        Interest on long-term debt                                                  347,690          132,532          84,141
        Management fees                                                             104,550           35,000          34,560
        Reclamation provision                                                       (44,652)         403,972         409,522
        Minority interest                                                        (1,300,212)              --              --

    Changes in other operating assets and liabilities, (net of effects from purchase of subsidiaries):

        (Increase) decrease in accounts receivable                                 (187,498)       1,590,337      (1,246,031)
        (Increase) decrease in production inventories                             1,219,479          694,250      (4,222,365)
        (Increase) decrease in supplies inventory and prepaid expenses              644,877       (1,638,314)       (304,258)
        (Increase) decrease in due from related parties                              26,883             (281)          4,623
        Increase (decrease) in accounts payable and accrued liabilities             315,999         (874,342)       (838,354)
        Increase (decrease) in due to related parties                               145,322          221,089        (311,677)
                                                                             --------------   --------------  --------------
Net cash provided by operating activities                                        10,504,657       11,017,482       2,692,740
                                                                             --------------   --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES
        Purchase of subsidiaries (net of cash acquired)                          (5,349,761)      (7,761,691)             --
        Purchase of property, plant and equipment                               (13,924,793)      (3,610,509)     (2,806,036)
        Deferred acquisition costs                                                       --       (4,598,639)             --
        Security deposits                                                          (113,107)         (64,663)        (11,309)
        Purchase of long-term investment securities                                      --       (2,643,338)             --
        Proceeds on sale of marketable securities                                        --          137,143              --
        Purchase of marketable securities                                            (8,000)        (224,002)             --
                                                                             --------------   --------------   -------------
Net cash used in investing activities                                           (19,395,661)     (18,765,699)     (2,817,345)
                                                                             --------------   --------------  --------------


                                  - continued -

     The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
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
==============================================================================================================================

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 15)

     The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Canadian dollars)


================================================================================================================================

                                                         Capital Stock
                                 Issued                    Subscribed
                                 ------                    ----------
                                                                                               Equity
                                                                                              Component
                                                                                                 of       Cumulative
                                 Number                      Number                          Convertible  Translation
                               of Shares      Amount       of Shares     Amount     Deficit      Notes     Adjustment     Total
                               ----------  ------------    ---------- ---------- ------------  --------  -----------   ------------
Balance at December 31, 1998   36,541,481  $ 97,927,696           --  $       -- $(30,007,705) $     --    $(142,562)  $67,777,429

  Shares issued for cash           19,000        19,000           --          --           --        --           --        19,000
  Shares issued for management
   fees                            81,824        71,470           --          --           --        --           --         71,470

  Shares issued for legal
    fees                          929,666     1,079,246           --          --           --        --           --      1,079,246
  Shares issued for mineral
   property                     3,033,165     3,189,412           --          --           --        --           --       3,189,412

  Shares issued on conversion
   of notes                     4,306,930     3,281,149           --          --           --        --           --      3,281,149
  Share issuance costs on
   conversion of notes                 --      (500,091)          --          --           --        --           --       (500,091)
  Shares issued for
   consulting fees                383,503       325,862           --          --           --        --           --        325,862
  Translation adjustment               --            --           --          --           --        --   (1,150,268)    (1,150,268)
  Income for the year                  --            --           --          --    5,272,947        --           --      5,272,947
                               ----------  ------------    ---------  ----------  -----------  --------   ----------    -----------
Balance at December 31, 1999   45,295,569   105,393,744           --          --  (24,734,758)       --   (1,292,830)    79,366,156

  Shares issued for cash        3,181,408     3,704,095           --          --           --        --           --      3,704,095
  Shares issued for
    management fees                29,536        69,557           --          --           --        --           --         69,557

  Shares issued for legal fees    300,000       698,820           --          --           --        --           --        698,820
  Shares issued for mineral
   property                     5,849,153    13,301,958           --          --           --        --           --     13,301,958

  Shares issued on conversion
   of notes                     4,498,555     8,417,576           --          --           --        --           --      8,417,576
  Share issuance costs on
    conversion of notes                --      (853,621)          --          --           --        --           --       (853,621)
  Shares subscribed for cash           --            --    1,025,000   1,955,644           --        --           --      1,955,644
  Translation adjustment               --            --           --          --           --        --       948,317       948,317
  Income for the year                  --            --           --          --    3,304,556        --           --      3,304,556
                               ----------  ------------    ---------  ----------  -----------  --------   ----------    -----------
Balance at December 31, 2000   59,154,221   130,732,129    1,025,000   1,955,644  (21,430,202)       --     (344,513)   110,913,058

  Shares issued for cash        1,800,443     2,787,589           --          --           --        --           --      2,787,589
  Shares issued for management
    fees                           65,466       104,550           --          --           --        --           --        104,550

  Shares issued for legal
   fees                         1,200,000     2,385,000           --          --           --        --           --      2,385,000
  Shares issued for mineral
     property                   5,023,224     7,747,767           --          --           --        --           --      7,747,767

  Shares issued on conversion
   of notes                     3,199,055     4,734,510           --          --           --        --           --      4,734,510
  Share issuance costs on
    conversion of notes and
    bank loan                          --      (941,171)          --          --           --        --           --       (941,171)
  Shares allotted for private
     placement                  1,025,000     1,955,644   (1,025,000) (1,955,644)          --        --           --             --
  Shares issued for private
     placement                  3,111,111     6,956,333           --          --           --        --           --      6,956,333

  Shares issued for bank loan   4,701,615    13,214,573           --          --           --        --           --     13,214,573
  Shares issued for broker
    fees                           67,059        89,189           --          --           --        --           --         89,189
  Equity component of
   convertible  note                   --            --           --          --           --   210,138           --        210,138
  Translation adjustment               --            --           --          --           --             (4,331,411)    (4,331,411)
  Income for the year                  --            --           --          --       68,394        --           --         68,394
                               ----------  ------------    ---------  ---------- ------------  --------  -----------    -----------
Balance at December 31, 2001   79,347,194  $169,766,113           --  $       -- $(21,361,808) $210,138  $(4,675,924)  $143,938,519
============================== ==========  ============    =========  ========== ============  ========  ===========   ============


         The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



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

2.       SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant inter-company balances and transactions have been eliminated.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         MINERAL PROPERTIES


         Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan after production has commenced, are expensed as incurred, and development costs incurred to extend a mine beyond those areas identified in the mining plan which are necessary to access additional reserves are deferred until the incremental reserves are produced. Development costs, including the mineral acquisition and direct mineral exploration costs relating to the mining plan are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.


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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         Reclamation costs


         The Company's policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land, such as the rehabilitation and re-vegetation of waste rock dumps, the covering up of tailings ponds and the treatment and discharge of residual cyanide solution, and the dismantling of plants, by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management's estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

         The total estimated remaining reclamation cost as of December 31, 2001 for Uruguay is approximately $1,930,000 (2000 - $2,249,000) and for Venezuela is $Nil (2000 - $Nil), as these types of costs and activities are not required under Venezuelan law or expected to be incurred by the Company.


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

              Buildings                                   5 years
              Field vehicles                              5 years
              Furniture and equipment                     5 years
              Installations                               5 years
              Mill                                       20 years
              Mining equipment                           10 years

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost and market value.

         DEFERRED FINANCING COSTS

         Costs related to the Company's financings are deferred and amortized over the related term of the debt financing.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



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

4.       PRODUCTION INVENTORIES

         =======================================================================
                                                             2001       2000
         -----------------------------------------------------------------------
         Finished goods                                $  488,424   $   265,096
         Ore in processing                                586,102       740,539
         Stockpile                                        977,110     4,816,010
         Consumables and spare parts                    6,149,395     5,172,723
                                                       ----------   -----------
                                                       $8,201,031   $10,994,368
         =======================================================================


5.       SUPPLIES INVENTORY AND PREPAID EXPENSES

         =======================================================================

                                                          2001          2000
         -----------------------------------------------------------------------

         Supplies inventory                            $  791,149   $ 1,061,649
         Prepaid expenses                               1,329,603     1,895,698
                                                       ----------   -----------

                                                       $2,120,752   $ 2,957,347
         =======================================================================


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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



7.       ACQUISITION

         Effective July 27, 2000, the Company acquired 100% of the outstanding share capital of Bolivar Goldfields A.V.V. The Company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

         The acquisition has been accounted for by using the purchase method, and can be summarized as follows:

         ==========================================================

         Cash and cash equivalents                    $    266,520
         Accounts receivable and other assets              775,504
         Production and supplies inventories             1,139,000
         Property, plant and equipment                  36,046,792
         Accounts payable and accrued liabilities       (8,863,887)
         Long-term debt                                (18,847,225)
         Minority interest                                (142,862)
                                                      ------------

         Consideration paid                           $ 10,373,842
         ==========================================================

        Consideration paid consists of:
         Cash paid                                $  7,745,725
         Common shares of the Company
           (1,268,749 common shares)                 2,345,631
         Acquisition costs                             282,486
                                                  ------------

                                                   $ 10,373,842

         ==========================================================

         Effective February 27, 2001, the Company acquired approximately 80% of the outstanding share capital of El Callao Mining Corp ("ECM") and, also from Bema Gold Corporation ("Bema"), assets related to ECM. The Company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

         The acquisition has been accounted for by using the purchase method, and can be summarized as follows:

         =============================================================

         Cash and cash equivalents                    $        15,061
         Accounts receivable and other assets                 491,338
         Note receivable                                    2,240,780
         Property, plant and equipment                     21,924,939
         Accounts payable and accrued liabilities            (648,712)
         Minority interest                                 (8,909,425)
                                                      ---------------

         Consideration paid                           $    15,113,981
         =============================================================

         Consideration paid consists of:
             Cash paid                                $     9,782,009
             Common shares of the Company
               (3,987,535 common shares)                    5,150,520
             Acquisition costs                                181,452
                                                      ---------------

                                                      $    15,113,981

         =============================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



8.       PROPERTY, PLANT AND EQUIPMENT

         ======================================================================
                                                  2001             2000
         ----------------------------------------------------------------------

         Plant and equipment                 $   61,044,046   $   61,614,361
         Mineral properties                     112,781,913       81,320,110
         Exploration and development costs       17,036,134        8,763,758
                                             --------------   --------------
                                                190,862,093      151,698,229

         Less:  Accumulated amortization        (17,029,307)     (11,724,364)
         Less:  Accumulated depletion            (7,567,332)      (4,529,412)
                                            ---------------  ---------------
                                             $  166,265,454   $  135,444,453
         ======================================================================

         =======================================================================
         MINERAL PROPERTIES:                          2001             2000
         ----------------------------------------------------------------------



         Albino 1 Concession                 $    17,710,939  $    17,710,939
         Bolivar Goldfields Properties            20,959,392       20,959,392
         Cristinas 4 and 6 Concessions            42,641,589       37,990,369
         El Callao Properties                     26,795,322               --
         Mineiro Concession                          724,548          724,548
         Santa Elena, San Miguel and
         Carabobo Concessions                      3,431,837        3,416,576
         San Gregorio Mining Concessions                  --               --
         Knob Hill Property                          518,283          518,283
         Other Properties                                  3                3
                                             ---------------  ---------------


                                                 112,781,913       81,320,110

        Less:  Accumulated depletion              (6,217,282)      (3,783,529)
                                             ---------------  ---------------
                                             $   106,564,631  $    77,536,581
      ========================================================================

         Costs of mineral properties represent acquisition costs. Exploration and development costs are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



8. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

=====================================================================================================================
                                                                        Santa
                                                                        Elena,
Exploration                                                           San Miquel     San
and                                Bolivar                               and       Gregorio
Development           Albino 1  Goldfields   El Callao     Mineiro     Carabobo     Mining
costs:              Concession  Properties  Properties    Concession Concessions  Concession     2001          2000
------------------- ----------- ----------- ----------- ------------ ----------- ----------- ------------  -----------
Contracting         $  482,051  $3,971,624  $  853,373  $       --   $  148,310  $       --  $ 5,455,358   $  606,170
Equipment rental
  and expenses         712,073     211,820      45,513          --       74,112     453,605    1,497,123      787,653
Consulting fees        444,782          --          --          --       50,341          --      495,123      495,123
Geology and
  engineering        2,294,197     582,505     102,405     413,336      195,225          --    3,587,668    2,902,758
Field expenses         433,257          --          --     140,479       61,245     128,653      763,634      650,599
Samples and
  geochemistry          33,613      52,955      11,378      60,175       48,047     113,034      319,202      141,835
Travel                  41,640          --          --     102,420       85,246          --      229,306      229,306
Wages                  792,309     476,595     125,161          --      102,972   1,218,786    2,715,823    1,203,483
Drilling             1,572,976          --          --     173,853           --     226,068    1,972,897    1,746,831
                    ----------  ----------  ----------  ----------   ----------  ----------   ----------   ----------
                     6,806,898   5,295,499   1,137,830     890,263      765,498   2,140,146   17,036,134    8,763,758

Less: Accumulated

  depletion           (644,232)   (238,610)    (55,436)         --           --    (411,772)  (1,350,050)    (745,883)
                    ----------  ----------  ----------  ----------   ----------  ----------   ----------   ----------

                    $ 6,162,666 $5,056,889  $1,082,394  $  890,263   $  765,498  $1,728,374  $15,686,084   $8,017,875
=====================================================================================================================

         There are no exploration and development costs relating to the Cristinas 4 and 6 concessions, Knob Hill property or other properties.


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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



8. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

         CRISTINAS 4 AND 6 CONCESSIONS


         In March 1997, the Company acquired rights to the Cristinas 4 and 6 concessions located in Kilometre 88, Venezuela. The Cristinas 4 and 6 concessions have been under investigation and exploration for several years by Placer Dome Inc. under a joint venture agreement with Corporacion Venezolana de Guayana ("CVG"). The Cristinas 4 concession is adjacent to the Company's Albino 1 concession. The Company holds its interest in Cristinas 4 and 6 through Inversora Mael, C.A. ("Mael"), a Venezuelan company (see Note 17). The Supreme Court of Venezuela issued rulings in 1991, 1996 and 1997 confirming the validity of the transfer of the concessions to Mael. Following the 1997 ruling, Mael commenced a further action in the Supreme Court of Venezuela seeking a ruling requiring the MEM to recognize fully Mael's title ownership of the Cristinas 4 and 6 concessions. On June 11, 1998 the Venezuelan Supreme Court ruled that Mael does not have status to assert ownership rights over Cristinas 4 and 6 concessions and refused to proceed with this action. In the opinion of Gomez Cottin & Tejera Paris, the Company's counsel on this matter, prior contradictory decisions of the Venezuelan Supreme Court were not overruled by the June 11, 1998 decision.


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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



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

         Central Property

         Certain obligations with respect to the development of the Central Property existed between ECM and Corporacion Vengroup S.A. ("Vengroup") in order for ECM to maintain its 51% interest and therefore operating control over the Central Property, including the completion of a first feasibility study. If the first feasibility study was not completed, ECM was required to make an annual payment of US$500,000 to Vengroup until a future feasibility study was completed. Upon completion and acceptance of a future feasibility study, ECM was required to pay US$3,500,000 to Vengroup which, at its option, could be satisfied by forgiving a note receivable plus accrued interest which had been provided to Vengroup. Subsequent to the acquisition of ECM by the Company, ECM and Vengroup agreed to waive the requirement of a first feasibility study, the development and production of the Central Property and the annual payment of US$500,000.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



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

         Prior to the joint venture agreement with ACOMISUR, MEM gave notice to ACOMISUR in connection with its right to sell the concessions to the Company. ACOMISUR filed a response asserting its rights with MEM and awaits a response from MEM. Separately, the Company has filed a petition with the Venezuelan Supreme Court seeking confirmation of the title of the concessions. Management and legal counsel of the Company believe that all necessary procedures were followed and rules adhered to in order to ensure that such agreement was properly entered into by ACOMISUR and that the Company will have good title to the concessions.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



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


         KNOB HILL PROPERTY AND OTHER PROPERTIES

         Crystallex has not performed any mining activities on the Knob Hill property, located in British Columbia, Canada, or other properties.


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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



11.      LONG-TERM DEBT

===============================================================================
                                                      2001             2000
----------------------------------------------- ---------------- --------------
Gold loan                                       $           --   $   18,178,673
Bank loan                                           17,820,718       13,682,938
Convertible notes                                    9,318,633        1,282,297
                                                --------------  ---------------
                                                    27,139,351       33,143,908
Less:  Current portion of the long-term debt        (2,309,559)        (487,338)
                                                --------------  ---------------
                                                $   24,829,792   $   32,656,570
===============================================================================

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)


11. LONG-TERM DEBT (cont'd.....)

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

         $5,119,333 (US$3,333,333) convertible note, maturing on August 1, 2004, bearing interest at 7% per annum calculated and paid on a quarterly basis and convertible into common shares at the option of the lender at a conversion price determined by the five day average market price preceding the date of the transaction. The convertible note has a beneficial conversion feature that allows the lender to convert at a 5% discount of the market price which was recorded as additional interest expense. On issuance, $94,051 was attributable to the equity component of the convertible note and was classified in shareholders' equity as "equity component of convertible notes". The debt component of the convertible note is being accreted to its face value over the term of the convertible note by recording additional interest expense. During the year ended December 31, 2001, $817,596 of the face value of the note was converted into 286,512 common shares of the Company. As at December 31, 2001, the carrying value of the convertible note was $4,207,686.

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

         As at December 31, 2001, the aggregate principal payments due to retire total long-term debt are as follows:

         =============================================
         Year
         ---------------------------------------------
         2002                          $    2,309,599
         2003                               4,779,300
         2004                               9,763,401
         2005                               7,008,320
         2006                               3,278,731
         =============================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



12.      CAPITAL STOCK

         At December 31, 2001, warrants were outstanding enabling the holders to acquire the following number of common shares:

         =============================================================
                                                           Weighted
                                                           Average
                                                          Remaining
         Range of                          Number        Contractual
         Exercise Price                   of Shares      Life (Years)
         -------------------------- ---------------- -----------------
         US$1.01 to US$2.00               6,483,737          1.30
         US$2.19 to US$2.84               3,685,657          1.05
         ========================== ================ =================

         The Company has a stock option plan enabling it to grant options up to 7,500,000 common shares to executive officers and directors, employees and consultants. As well, the Company obtained shareholder approval to grant additional stock options on similar terms and conditions. Under the plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to consultants, management and employees, and directors have a life of two, five and ten years, respectively. All stock options granted vest immediately.

         The following is a summary of the status of stock options outstanding at December 31, 2001:

         ==============================================================================
                                      Outstanding Options          Exercisable Options
                           ------------------------------------ -----------------------
                                         Weighted
                                          Average     Weighted              Weighted
                                         Remaining     Average               Average
         Range of              Number   Contractual   Exercise    Number    Exercise
         Exercise Prices    of Shares   Life (Years)   Price     of Shares   Price
         ------------------ ---------- ------------- ---------- ----------- ----------
         $0.85 to $1.00     2,018,500        4.71     $ 0.98    2,018,500     $  0.98
         $1.41 to $1.75     2,196,000        5.55     $ 1.52    2,196,000     $  1.52
         $2.00 to $2.65     3,492,500        7.53     $ 2.23    3,492,500     $  2.23
         ================== ========== ============= ========== =========== ==========


13.      RELATED PARTY TRANSACTIONS

         During the year, the Company entered into the following transactions with related parties:

         a) Paid mineral property acquisition costs and expenses of $4,651,220 (2000 - $12,643,590; 1999 - $5,497,813) to or on behalf of Ventures
             (Barbados) Ltd.

         b) Paid or accrued consulting and management fees of $650,835 (2000 - $687,530; 1999 - $648,438) to directors of the Company and companies related to directors and an officer of the Company.

         c)  Paid or accrued legal fees of $437,165 (2000 - $485,673; 1999 -
             $507,810) to a company related to a director of the Company.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



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

14.      INCOME TAXES

         Income tax expenses varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 44.5% (2000 - 45.6%; 1999 - 45.6%) to income before taxes as follows:

===============================================================================
                                                2001         2000         1999
----------------------------------------- ---------- ------------ -------------
Income before income taxes                $  68,394  $ 3,304,556   $ 5,272,947
========================================= ========== ============ =============
Expected income taxes                     $  30,435  $ 1,506,878   $ 2,404,464
Loss carry forwards                              --   (1,309,500)           --
Resource allowance not subject to taxes    (704,517)    (529,976)   (1,831,379)
Other                                       674,082      332,598      (573,085)
                                          ---------  -----------  ------------
Actual income taxes                       $      --  $        --   $        --
========================================= ========== ============ =============

         The significant components of the Company's future tax assets are as follows:

================================================================================
                                                       2001          2000
------------------------------------------------- ------------- --------------
Net operating loss carry forwards                 $ 18,931,829   $ 21,303,338
Cumulative exploration and development expenses      2,572,878      2,636,477
Property, plant and equipment                        1,856,730        169,255
Other                                                  403,015        257,259
                                                  ------------  -------------
                                                    23,764,452     24,366,329
Less: valuation allowance                          (23,764,452)   (24,366,329)
                                                  ------------  -------------
Net future tax assets                             $         --   $         --
================================================= ============= ==============

         The Company has non-capital losses of approximately $54,000,000, which may be carried forward and applied against taxable income in future years. These losses expire between 2002 and 2008.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



15. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd.....)

==============================================================================================

                                                         2001           2000            1999
----------------------------------------------------------------------------------------------

Cash paid during the year for interest            $ 1,897,879       $ 887,351       $ 946,656
==============================================================================================

Cash paid during the year for income taxes        $        --       $      --       $      --
==============================================================================================

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

vii) The Company issued 1,025,000 common shares with a value of $1,955,644, for a private placement.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)
================================================================================

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


============================================================================================

                                         Bolivar                  San Gregorio
                                      Goldfields      El Callao         Mining
December 31, 2001                     Properties     Properties     Concession        Total
--------------------------------------------------------------------------------------------

Operating revenue                    $ 6,841,060    $10,751,224  $ 38,000,784  $ 55,593,068
Operating costs                        4,813,970      7,565,505    27,467,820    39,847,295
Amortization and depletion             2,281,431      1,363,969     4,740,322     8,385,722
Operating income (loss)              $  (254,341)   $ 1,821,750  $  5,792,642  $  7,360,051
============================================================================================

===========================================================================================

                                                                  San Gregorio
                                                   El Callao           Mining
December 31, 2000                                 Properties        Concession      Total
-------------------------------------------------------------------------------------------

Operating revenue                              $   9,339,823  $   38,392,914   $ 47,732,737
Operating costs                                    6,116,970      24,419,555     30,536,525
Amortization and depletion                         2,530,392       4,094,109      6,624,501
Operating income                               $     692,461  $    9,879,250   $ 10,571,711
===========================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



16. SEGMENTED INFORMATION (cont'd...)

    ===========================================================================================================

                                                                                  San Gregorio
                                                                                        Mining           Total
    December 31, 1999                                                               Concession
    ------------------------------------------------------------------------------------------- ---------------

    Operating revenue                                                          $   35,907,539   $   35,907,539
    Operating costs                                                                19,829,577       19,829,577
    Amortization and depletion                                                      4,016,181        4,016,181
    Operating income                                                           $   12,061,781   $   12,061,781
    ===========================================================================================================

    ===========================================================================================================

    Assets                                                                               2001             2000
    -----------------------------------------------------------------------------------------------------------

    Bolivar Goldfields Properties                                              $   42,405,341   $   36,908,315
    Crystallex International Corporation                                           91,272,898       80,703,821
    El Callao Properties                                                           27,116,335            -
    San Gregorio Mining Concession                                                 37,549,429       46,474,263
                                                                               --------------   --------------

                                                                               $  198,344,003   $  164,086,399
    ===========================================================================================================

    The Company's geographical reporting segments are as follows:

    =============================================================================================================

                                                                        2001             2000             1999
    -------------------------------------------------------------------------------------------------------------

     Operating revenue:
         Uruguay                                                $    38,000,784  $    38,392,914  $    35,907,539
         Venezuela                                                   17,592,284        9,339,823              --
                                                                ---------------  ---------------  --------------

                                                                $    55,593,068  $    47,732,737  $    35,907,539
                                                                =================================================

     Operating costs:
         Uruguay                                                $    27,467,820  $    24,419,555  $    19,829,577
         Venezuela                                                   12,379,475        6,116,970               --
                                                                ---------------  ---------------  ---------------

                                                                $    39,847,295  $    30,536,525  $    19,829,577
                                                                =================================================
     Amortization and depletion:
         Uruguay                                                $     4,740,322   $    4,094,109   $    4,016,181
         Venezuela                                                    3,645,400        2,530,392               --
                                                                ---------------   --------------   --------------
                                                                $     8,385,722   $    6,624,501   $    4,016,181
    =============================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)


16. SEGMENTED INFORMATION (cont'd...)

===================================================================================================

                                                            2001             2000             1999
---------------------------------------------------------------------------------------------------

Operating Income:

    Uruguay                                      $    5,792,642   $    9,879,250   $   12,061,781
    Venezuela                                         1,567,409          692,461               --
                                                 --------------   --------------   --------------

                                                 $    7,360,051   $   10,571,711   $   12,061,781
                                                 =================================================

Assets by geographic area:
    Brazil                                       $    1,547,163   $    1,617,099   $    1,617,876
    Canada                                           14,781,293        5,027,547        2,023,762
    Uruguay                                          37,549,429       46,474,263       51,995,412
    Venezuela                                       144,466,118      110,967,490       57,237,135
                                                 --------------   --------------   --------------

                                                 $  198,344,003   $  164,086,399   $  112,874,185
=================================================================================================


17.      COMMITMENTS

         AGREEMENT


         The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"), whose common shares are owned by two directors of the Company, effectively on behalf of the Company's shareholders (the "Call Agreement"). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Mael. The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures' acquisition of any interest directly or indirectly in Mael. The Ventures' shares were issued to the Company's directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company's option, all of the shares of Ventures at any time at a purchase price equal to the shareholders' cost of those shares, which cost, as noted above, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael and required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is US$30,000,000, which was subsequently renegotiated by Red Glove A. V. V. ("Red Glove") and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. There are no future commitments except the 1,000,000 warrants to Red Glove hereinafter referred to and which expire September 5, 2003.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



17. COMMITMENTS (cont'd...)

         AGREEMENT (CONT'D...)


         It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. ("Stay") from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm's length from the Company and Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ultimate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. At all times, the Company's and Ventures' relationship with Red Glove has remained arm's length. The Company structured the transaction, including the incorporation and ownership of Ventures, to protect the interests of the Company's shareholders in the event that third parties sought to gain control of the Company, and thereby Mael, in a transaction which was not supported by the Company's directors.

         The cost of acquiring the shares of Mael was initially US$30,000,000, of which the Company paid US$6,500,000 (CDN$9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm's length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company to continue the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm's length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2001, 4,000,000 of the warrants have expired and 1,000,000 remained outstanding. The remaining 1,000,000 warrants will expire on September 5, 2003, unless otherwise exercised. During 1999 and 2000, the US$10,000,000 was fully paid through the Company's issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (CDN$364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534. The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000. These payments have been capitalized as part of the property cost.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)


17. COMMITMENTS (cont'd...)

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

    PRECIOUS METAL CONTRACTS

    The Company's hedging policy provides for the use of fixed forward contracts to hedge the Company's expected annual gold production. At December 31, 2001, the Company had fixed forward contracts outstanding as follows:

==============================================================================

Year                            2002        2003      2004       2005    2006
------------------------------------------------------------------------------

Ounces                        48,852      76,848    82,608     41,130  39,996
Average Price (US$ per oz.)      300         300       300        305     310
==============================================================================

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a stated price. Gold production for the years ended December 31, 2001, 2000 and 1999 was 109,647, 95,563 and 76,889
ounces, respectively. At December 31, 2001, the Company had written call options outstanding as follows:

===============================================================================

Year                             2002       2003        2004     2005     2006
-------------------------------------------------------------------------------

Ounces                         60,250     20,000      30,000       --       --
Average Price (US$ per oz.)       296        308         303       --       --
===============================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)


17. COMMITMENTS (cont'd...)

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)


17. COMMITMENTS (cont'd...)

     LEASE AGREEEMENTS

     The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expenses charged to operations under these agreements was $111,724 (2000 - $94,982; 1999 - $103,664).

     Minimum lease payments under operating leases in effect through 2006 are as follows:

         =========================================================

         YEAR                                              AMOUNT
         ---------------------------------------------------------

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

         =========================================================

      OTHER

      One of the Company's subsidiaries has outstanding a US$1,500,000 letter of credit in connection with its environmental remediation plans.

18. NET INCOME PER COMMON SHARE

    The following table outlines the calculation of basic and diluted net income per common share:

    ==============================================================================================================

                                                                            2001            2000             1999
    --------------------------------------------------------------------------------------------- ----------------

    Numerator for basic net income per common share:

         Net income attributable to common shareholders          $        68,394  $    3,304,556  $     5,272,947
         Long-term interest expense                                           --              --         1,105,604
                                                                 ---------------  --------------  ---------------

    Numerator for diluted net income per common share            $        68,394  $    3,304,556  $     6,378,551
    ==============================================================================================================

    Denominator for basic net income per common share
         Weighted average number of outstanding shares                69,117,738      52,965,842       39,308,858
         Effect of dilutive stock options and warrants                 1,938,404       3,819,239          873,386
         Effect of dilutive convertible notes                                 --              --        1,615,021
         Effect of dilutive gold loan                                         --              --       26,460,973
                                                                 ---------------  --------------  ---------------

    Denominator for dilutive net income per common share
         adjusted weighted average number of outstanding shares       71,056,142      56,785,081       68,258,238
    ==============================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X are described and quantified below.

    Under United States GAAP, these consolidated financial statements would be referred to as combined consolidated financial statements (Note 17).

    (1) STOCK BASED COMPENSATION

        The United States Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. In 1996, for United States reporting purposes, the Company adopted SFAS No. 123 in accounting for its stock option plan. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's financial statements.

        The Company uses the Black-Scholes option pricing model to determine the fair value of employee stock options at the issuance date. In determining the fair value of these employee stock options, the following assumptions were used:

======================================================================================
                                              2001              2000             1999
--------------------------------------------------------------------------------------

Risk free interest rate                     3.12 %          6.25  %           5.07 %
Expected life                              2 years          2 years          2 years
Expected volatility                           83 %           104  %            165 %
Expected dividends                            --              --               --
======================================================================================

     The application of SFAS No. 123 resulted in the reporting of compensation expenses in the amount of $2,129,539, $2,447,767 and $734,015 for the years ended December 31, 2001, 2000 and 1999, respectively.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)


19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (1) Stock Based Compensation (cont'd.....)

     Following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

              ================================================================================================================

                                                          2001                       2000                      1999
                                              ------------------------   -------------------------  --------------------------

                                                               Weighted                   Weighted                  Weighted
                                                                Average                    Average                   Average
                                                   Number      Exercise        Number     Exercise       Number     Exercise
                                                of shares         Price     of shares        Price    of shares        Price
              ----------------------------------------------------------------------------------------------------------------

              Outstanding and exercisable,
                beginning of year               6,315,292        $ 1.52     6,585,000       $ 1.15    6,358,000       $ 1.30
              Granted                           1,815,000          2.24     2,027,500         2.13    1,018,500         1.13
              Exercised                          (340,000)         1.38    (2,222,208)        1.03      (19,000)        1.00
              Cancelled                           (83,292)         1.40       (75,000)        -        (772,500)        2.33
                                              -----------                ------------               -----------
              Outstanding and exercisable,

                end of the year                 7,707,000        $ 1.70     6,315,292       $ 1.52    6,585,000       $ 1.15
              ================================================================================================================
              Weighted average fair value
                of options granted during
                the year                      $      1.17                $       1.21               $      0.72
              ================================================================================================================

         (2) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS


             Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



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

         (4) MARKETABLE SECURITIES

             For Canadian GAAP purposes short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations.

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

             ===============================================================================================================

                                                                    Gross Unrealized    Gross Unrealized             Market
                                                             Cost               Gain                Loss              Value
             ---------------------------------------------------------------------------------------------------------------

             2001
             Trading securities                 $         235,901  $          33,817  $              --   $         269,718
             Available-for-sale securities              2,643,338                 --         (2,033,338)            610,000
                                                -----------------  -----------------  ------------------  -----------------
                                                $       2,879,239  $          33,817  $     (2,033,338)   $         879,718
             ===============================================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

(Expressed in Canadian dollars)



19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (4) MARKETABLE SECURITIES (CONT'D.....)


             =================================================================================================================

                                                                      Gross Unrealized    Gross Unrealized             Market
                                                               Cost               Gain                Loss              Value
             -----------------------------------------------------------------------------------------------------------------

             2000
             Trading securities                   $         227,901  $             --   $              --   $         227,901
             Available-for-sale securities                2,643,338                --          (1,339,338)          1,304,000
                                                  -----------------  -----------------  ------------------  -----------------
                                                  $       2,871,239  $             --   $      (1,339,338)  $       1,531,901
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

          (7) CONVERTIBLE NOTES


              Under Canadian GAAP, the Company presents the separate equity and liability components of the convertible notes. The equity portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The carrying amount of the equity portion represented by the option to convert the convertible notes into common shares is then determined by deducting the carrying amount of the convertible notes form the amount of the compound instrument as a whole. Any beneficial conversion features or contingently adjustable conversion ratios are recorded as interest expense at the date of issuance.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



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

             In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Currently, expenditures related to ongoing environmental activities are charged against earnings as incurred. Estimated reclamation and closure costs including site rehabilitation are accrued by annual charges to earnings over the estimated useful life of the mine. Under SFAS 143, the Company will recognize the liability as part of the asset cost and depreciate it over the estimated useful life. The Company has not yet determined the impact of this statement on its financial statements.

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

         (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS

             The Company determined that it must amend the accounting treatment for the following items under United States GAAP:


             The carrying value of the Albino 1 Concessions as at December 31, 2001, which consists of deferred exploration costs of CDN$6,162,666 and mineral property costs of CDN$17,710,939, exceeds the discounted cash flows based on the estimated future net cash flows of the property (which considers current proven and probable mineral reserve, estimated future commodity price realization, operating costs, future capital expenditures, project financing costs and other related costs) of CDN$1,747,426. As a result, an impairment loss should be recognized which will increase the Company's net loss for United States GAAP purposes by $22,126,179.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

    (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS
        (CONT'D.....)

    Available-for-sale securities experienced a continuous decline in market value which was determined to be other-than temporary. As a result, the Company's net loss for United States GAAP purposes increased by $2,033,338.


    Interest expense on the beneficial conversion features of the convertible notes has been expensed in full upon issuance under Canadian GAAP. Under United States GAAP, the beneficial conversion features must be accreted over the life of the convertible note. As a result, the Company's net loss for United States GAAP purposes decreased by $44,176, which represents the balance that will be amortized in future periods under US GAAP. The Company issued convertible notes having beneficial conversion features during 2000 however, the amounts were not significant.

    The Company did not attribute a value to the warrants for the purpose of the acquisition transaction of the shares of Mael (Note 17). Under United States GAAP, a value should have been attributed to these warrants in 1999. As a result, the Company's capital stock and deficit for United States GAAP purposes both increased by $2,461,905 during 2001 and 2000 and loss for the year and capital stock for United States GAAP purposes both increased by $2,461,905 during 1999.

    Travel costs capitalized as mineral property costs under Canadian GAAP have been expensed under United States GAAP. There has been no effect on net loss for United States GAAP purposes as these costs have been attributed to exploration stage properties and were therefore previously expensed within the US GAAP adjustment eliminating exploration costs.

    The following sets forth the effect of the restatements for United States GAAP purposes for the year ended December 31, 2001:


================================================================================================
                                                                                           2001
------------------------------------------------------------------------------------------------

Long-term debt in accordance with United States GAAP:                         $      24,968,891
    Accretion of interest on convertible notes                                          (44,176)
                                                                              ------------------

Long-term debt in accordance with United States GAAP, as restated             $      24,924,715
================================================================================================

================================================================================================

                                                                                           2001

------------------------------------------------------------------------------------------------

Shareholders' equity in accordance with United States GAAP:                   $      94,442,689
    Write-down of mineral property                                                  (22,126,179)
    Accretion of interest on convertible notes                                           44,176
                                                                              -----------------

Shareholders' equity in accordance with United States GAAP, as restated       $      72,360,686
================================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS
(CONT'D.....)


=====================================================================================================================
                                                                                                                2001
---------------------------------------------------------------------------------------------------------------------

Loss for the year in accordance with United States GAAP:                                           $      (6,622,770)
    Write-down of mineral property                                                                       (22,126,179)
    Other-than-temporary decline in available-for-sale securities                                         (2,033,338)
    Accretion of interest on convertible notes                                                                44,176
                                                                                                   -----------------

Loss for the year in accordance with United States GAAP, as restated                               $     (30,738,111)
=====================================================================================================================



=====================================================================================================================
                                                                                                                2001
---------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share in accordance with United States GAAP:                            $           (0.10)
    Write-down of mineral property                                                                             (0.32)
    Other-than-temporary decline in available-for-sale securities                                              (0.03)
    Accretion of interest on convertible notes                                                                  0.00
                                                                                                   -----------------
Basic and diluted loss per share in accordance with United States GAAP, as restated                $           (0.45)
=====================================================================================================================



=====================================================================================================================
                                                                                                                2001
---------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS:

Comprehensive loss in accordance with United States GAAP                                           $     (11,648,181)
    Write-down of mineral property                                                                       (22,126,179)
             Other-than-temporary decline in available-for-sale securities                                (2,033,338)
    Accretion of interest on convertible notes                                                                44,176
             Net change in market value of available-for-sale securities                                   2,033,338
                                                                                                   -----------------
Comprehensive loss in accordance with United States GAAP, as restated                              $     (33,730,184)
=====================================================================================================================



=====================================================================================================================
                                                                                                                2001
--------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive loss:

Accumulated other comprehensive loss in accordance with United States GAAP, end of year            $      (8,048,600)
  Change in market value of available-for-sale securities                                                  2,033,338
                                                                                                   -----------------

Accumulated other comprehensive loss in accordance with United States GAAP, end of year,
  as restated                                                                                      $      (6,015,262)
=====================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)


19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         The impact of the above differences between Canadian GAAP and United States GAAP on the combined consolidated balance sheet items as reported, is as follows:

         ===================================================================================================================

                                                                                 2001

                                                                                                                     Balance


                                                  Balance                           Balance                           as per
                                                   as per                            as per    Adjustments     United States
                                                 Canadian                     United States            for    GAAP, Restated
                                                     GAAP    Adjustments               GAAP   Restatements

         -------------------------------------------------------------------------------------------------------------------

         Current assets                    $  27,859,341  $      33,817  (1) $  27,893,158  $          --     $  27,893,158
         Security deposits                       306,218             --            306,218             --           306,218
         Long-term investment
           securities                          2,643,338     (2,033,338) (2)       610,000             --           610,000
         Property, plant and equipment       123,623,865     (4,715,621) (3)   118,908,244    (22,126,179) (5)   96,782,065
         Property, plant and equipment
           - related party                    42,641,589    (42,641,589) (3)            --             --                --
         Deferred financing fee                1,269,652             --          1,269,652             --         1,269,652
                                           -------------  -------------      -------------  --------------    -------------

                                           $ 198,344,003  $ (49,356,731)     $ 148,987,272  $ (22,126,179)    $ 126,861,093
                                           =================================================================================

         Current liabilities               $  19,926,621  $          --      $  19,926,621  $          --     $  19,926,621
         Reclamation provision                 1,250,151             --          1,250,151             --         1,250,151
         Long-term debts                      24,829,792        139,099  (4)    24,968,891        (44,176) (6)   24,924,715
         Deferred charges                        646,821             --            646,821             --           646,821
         Minority interest                     7,752,099             --          7,752,099             --         7,752,099
         Shareholders' equity                143,938,519    (49,495,830)        94,442,689    (22,082,003) (7)   72,360,686
                                           -------------  -------------      -------------  --------------    -------------

                                           $ 198,344,003  $ (49,356,731)     $ 148,987,272  $ (22,126,179)    $ 126,861,093
         ===================================================================================================================

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         ======================================================================================================
                                                                                   2000

                                                                 Balance                             Balance
                                                                  as per                              as per
                                                                Canadian                          United States
                                                                    GAAP       Adjustments            GAAP

         ------------------------------------------------------------------------------------------------------
         Current assets                                     $    21,043,385  $            --   $    21,043,385
         Security deposits                                          255,131               --           255,131
         Long-term investment securities                          2,643,338       (1,339,338)        1,304,000
         Property, plant and equipment                           97,454,084       (4,700,360)       92,753,724
         Property, plant and equipment - related party           37,990,369      (37,990,369)               --
         Deferred financing fee                                     101,453               --           101,453
         Deferred acquisition cost                                4,598,639               --         4,598,639
                                                            ---------------  ---------------   ---------------

                                                            $   164,086,399  $   (44,030,067)  $   120,056,332
                                                            ===================================================

         Current liabilities                                $    18,091,457  $            --   $    18,091,457
         Reclamation provision                                    1,485,301               --         1,485,301
         Long-term debts                                         32,656,570               --        32,656,570
         Deferred charges                                           797,127               --           797,127
         Minority interest                                          142,886               --           142,886
         Shareholders' equity                                   110,913,058      (44,030,067)       66,882,991
                                                            ---------------  ---------------   ---------------

                                                            $   164,086,399  $   (44,030,067)  $   120,056,332
         ======================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

    The impact of the above differences between Canadian GAAP and United States GAAP on the combined consolidated income (loss) for the period would be as follows:

=====================================================================================================================

                                                                           Adjustments          As Reported
                                                      As Reported                  for                2001,
                                                             2001         Restatements             Restated
---------------------------------------------------------------------------------------------------------------------


Income for the year as per Canadian
    GAAP                                          $        68,394       $          --        $       68,394
    Compensation expense on granting

       of stock options                                (2,129,539)                 --            (2,129,539) (1)

    Adjustments to mineral properties                  (4,666,481)             333,712           (4,332,769) (2),(7)
    Accretion of interest on convertible
       notes                                               71,039               44,176              115,215  (3)
    Unrealized gain on trading
       securities                                          33,817                  --                33,817  (4)
    Other-than-temporary decline
       in available-for-sale
       securities                                             --            (2,033,338)          (2,033,338) (5)
    Write-down of mineral property                            --           (22,126,179)         (22,126,179) (6)
    Adjustments to mineral properties
       for travel costs                                       --              (333,712)            (333,712) (7)
                                              -------------------  -------------------- --------------------

Loss for the year in accordance with
    United States GAAP                            $    (6,622,770)      $  (24,115,341)      $  (30,738,111)
=====================================================================================================================

Basic and diluted loss per share in
    accordance with
    United States GAAP                            $    (0.10)           $   (0.35)           $   (0.45)
=====================================================================================================================

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

       (6) Comprised of write-down of mineral property. See (9) Restatement of United States GAAP Financial Statements.

       (7) Comprised of reclassification of travel costs. See (9) Restatement of United States GAAP Financial Statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

====================================================================================================================

                                                                                   Adjustments     As Reported
                                                                   As Reported         for             1999,
                                                        2000          1999         Restatements        Restated
--------------------------------------------------------------------------------------------------------------------

Income for the year as per Canadian
    GAAP                                        $    3,304,556  $    5,272,947  $           --  $    5,272,947
    Compensation expense on granting
       of stock options                             (2,447,767)       (734,015)             --        (734,015)

    Adjustments to mineral properties              (12,643,590)     (5,508,613)             --      (5,508,613)

    Adjustment for valuation of Mael warrants               -               -       (2,461,905)     (2,461,905) (1)
                                                --------------  --------------  --------------- ---------------
Loss for the year in accordance with
    United States GAAP                          $  (11,786,801) $     (969,681) $   (2,461,905) $   (3,431,586)

====================================================================================================================

Basic and diluted loss per share in
    accordance with
    United States GAAP                          $        (0.22) $        (0.02) $        (0.06) $        (0.08)

=====================================================================================================================


       (1) Comprised of valuation of Mael warrants. See (9) Restatement of United States GAAP Financial Statements.


     The impact of the above differences between Canadian GAAP and United States GAAP on the combined consolidated statements of cash flows would be as follows:

=====================================================================================================================

                                                                           2001                2000             1999
----------------------------------------------------------------------------------------------------------------------

Cash flows provided by operating activities, Canadian GAAP      $    10,504,657     $    11,017,482   $    2,692,740
    Adjustments to mineral properties - related party                (2,281,481)           (988,443)      (1,239,955)
                                                                ---------------            --------  ---------------

Cash flows provided by operating activities United States GAAP        8,223,176          10,029,039        1,452,785
                                                                ---------------     ---------------  ---------------

Cash flows used in investing activities, Canadian GAAP              (19,395,661)        (18,765,699)      (2,817,345)
    Adjustments to mineral properties - related party                 2,281,481             988,443        1,239,955
                                                                ---------------             -------  ---------------

Cash flows used in investing activities, United States GAAP         (17,114,180)        (17,777,256)      (1,577,390)
                                                                ---------------     ---------------  ---------------

Cash flows provided by financing activities, Canadian
    and United States GAAP                                           19,070,807           5,480,517        1,783,111
                                                                ---------------     ---------------  ---------------

Effect of exchange rate changes on cash and cash equivalents           (188,414)             33,279         (541,359)
Net increase  (decrease) in cash and cash  equivalents  during
  the year                                                            9,991,389          (2,234,421)       1,117,147
Cash and cash equivalents, beginning of year                          4,418,442           6,652,863        5,535,716
                                                                ---------------     ---------------  ---------------

Cash and cash equivalents, end of year                          $    14,409,831     $     4,418,442   $    6,652,863
=====================================================================================================================

(1) Comprised of cash payments made towards the acquisition of the Cristinas 4 and 6 concessions. See (2) Mineral Properties and Exploration and Development Costs.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Expressed in Canadian dollars)



19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         ====================================================================================================================
                                                                Adjustments        As Reported
                                               As Reported              for              2001,
                                                      2001     Restatements           Restated            2000          1999
         --------------------------------------------------------------------------------------------------------------------
         COMPREHENSIVE LOSS:
         Loss for the year in accordance
             with United States GAAP        $  (6,622,770)  $ (24,115,341)  (1)$  (30,738,111) $  (11,786,801) $     (969,681)
         Net change in cumulative
             translation adjustments           (4,331,411)             --          (4,331,411)        948,317      (1,150,268)
         Net change in market value of
             available-for-sale securities       (694,000)      2,033,338   (1)     1,339,338      (1,339,338)             --
                                            -------------   -------------      --------------  --------------  --------------

         Comprehensive loss in accordance
             with United States GAAP        $ (11,648,181)  $ (22,082,003)     $  (33,730,184) $  (12,177,822) $   (2,119,949)
         ====================================================================================================================



         ======================================================================================
                                                                Adjustments        As Reported
                                               As Reported              for              1999,
                                                      1999     Restatements           Restated
         --------------------------------------------------------------------------------------
         COMPREHENSIVE LOSS:
         Loss for the year in accordance
             with United States GAAP        $    (969,681)  $  (2,461,905)  (2)$   (3,431,586)
         Net change in cumulative
             translation adjustments           (1,150,268)             --          (1,150,268)
         Net change in market value of
             available-for-sale securities             --              --                  --
                                            -------------   -------------      --------------

         Comprehensive loss in accordance
             with United States GAAP        $  (2,119,949)  $  (2,461,905)     $  (4,581,854)
         ======================================================================================


       (1) Comprised of the reversal of the change in the market value of the available-for-sale securities in order to reflect the other-than-temporary decline in the Company's available-for-sale securities, the write-down of mineral property and the accretion of interest on convertible notes. See (9) Restatement of United States GAAP Financial Statements.

       (2) Comprised of valuation of Mael warrants. See (9) Restatement of United States GAAP Financial Statements.


         ====================================================================================================================

                                                                Adjustments        As Reported
                                               As Reported              for              2001,
                                                      2001     Restatements           Restated            2000          1999
         --------------------------------------------------------------------------------------------------------------------

         ACCUMULATED OTHER
           COMPREHENSIVE LOSS:

         Accumulated other comprehensive
           loss, beginning of year            $ (3,023,189)   $  1,339,338  (1)   $(1,683,851)   $ (2,632,168)   $ (1,481,900)
         Change in cumulative translation
           adjustments                          (4,331,411)             --         (4,331,411)        948,317      (1,150,268)
         Change in market value of
           available-for-sale securities          (694,000)        694,000  (1)            --      (1,339,338)             --
                                             -------------- --------------      --------------   -------------   ------------

         Accumulated other comprehensive

           loss, end of year                  $ (8,048,600)   $  2,033,338        $(6,015,262)   $ (3,023,189)   $ (2,632,168)
         ====================================================================================================================

       (1) Comprised of the reversal of the change in the market value of the available-for-sale securities in order to reflect the other-than-temporary decline in the Company's available-for-sale securities. See (9) Restatement of United States GAAP Financial Statements.