Form 20-F
period 2003-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2004-05-19
CIK 912500

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from __________________  to


COMMISSION FILE NUMBER:                         1-14620
                           ----------------------------------------------------

                      CRYSTALLEX INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      Crystallex International Corporation
-------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     Canada
-------------------------------------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
-------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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

                                      None
-------------------------------------------------------------------------------
                                (TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

            AS OF DECEMBER 31, 2003, THE REGISTRANT HAD OUTSTANDING:


 135,403,523 Common Shares; No Class A Preference Shares; No Class B Preference
-------------------------------------------------------------------------------
Shares
------

               AS OF MAY 3, 2004, THE REGISTRANT HAD OUTSTANDING:

179,498,492 Common Shares; No Class A Preference Shares; No Class B Preference
-------------------------------------------------------------------------------
Shares
------


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

                                                      [ ] Item 17   [x] Item 18


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

                                TABLE OF CONTENTS
                                -----------------
 ITEM                                                                                    PAGE
 ----                                                                                    ----
   1 - Identity of Directors, Senior Management, and Advisers...............................1

   2 - Offer Statistics and Expected Timetable..............................................1

   3 - Key Information......................................................................2

   4 - Information on Crystallex...........................................................14

   5 - Operating and Financial Review and Prospects........................................42

   6 - Directors, Senior Management and Employees..........................................59

   7 - Major Shareholders and Related Party Transactions...................................71

   8 - Financial Information...............................................................74

   9 - The Offer and Listing...............................................................75

   10 - Additional Information.............................................................77

   11 - Quantitative and Qualitative Disclosures About Market Risks........................82

   12 - Description of Securities Other Than Equity Securities.............................84

   13 - Defaults, Dividend Arrearages and Delinquencies....................................84

   14 - Material Modifications to the Rights of Security Holders and Use of Proceeds.......84

   15 - Controls and Procedures............................................................85

   16A - Audit Committee Financial Expert..................................................86

   16B - Code of Ethics....................................................................87

   16C - Principal Accountant Fees and Services............................................87

   16D - Exemptions from the Listing Standards for Audit Committees........................87

   16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers............87



   17 - Financial Statements...............................................................88

   18 - Financial Statements...............................................................88

   19 - Exhibits...........................................................................88

   Financial Statements................................................................... 89

   Signature...............................................................................93

   Certifications..........................................................................94


GEOLOGICAL STANDARDS: When used in this annual report, Mineral Deposits were used to calculate the Ore Reserves by application of minimum mining widths, dilution, mining recovery factors, operating costs and metal prices. With respect to open pit mining, optimized pits were generated, followed by detailed pit design and engineering in establishment of Ore Reserves. Unless the context otherwise requires, the term Ore Reserves used in this annual report corresponds to Probable and/or Proven and Probable Reserves.

NOTE: Unless otherwise indicated, all amounts in this annual report and exhibits thereto are stated in Canadian dollars. At May 3, 2004, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was one Canadian dollar equalled $0.728 United States Dollars. (See Item 3.A, Key Information - Selected Financial Data, for further information.)

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

                            ITEM 3 - KEY INFORMATION
                            ------------------------

A.       SELECTED FINANCIAL DATA
         -----------------------

Exchange Rates
--------------

Unless otherwise indicated, all dollar amounts herein are stated in Canadian dollars. The following tables illustrate the rate of exchange for Canadian dollars per US$1.00 in effect at the end of the following periods and the average rate of exchange based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

       ---------------------------------------------------------------
       MONTH AND YEAR       HIGH PER       LOW PER      AVERAGE PER
                            MONTH          MONTH        MONTH
       ---------------------------------------------------------------
       November 2003           1.3362        1.2930       1.3130
       ---------------------------------------------------------------
       December 2003           1.3405        1.2923       1.3128
       ---------------------------------------------------------------
       January 2004            1.3340        1.2690       1.2958
       ---------------------------------------------------------------
       February 2004           1.3442        1.3108       1.3299
       ---------------------------------------------------------------
       March 2004              1.3437        1.3080       1.3286
       ---------------------------------------------------------------
       April 2004              1.3711        1.3101       1.3721
       ---------------------------------------------------------------


              ----------------------------------------------
                                     AVERAGE OF EXCHANGE
                                     RATES ON LAST DAYS OF
              YEARS                  MONTH FOR EACH YEAR
              ----------------------------------------------
              2003                      1.4012
              ----------------------------------------------
              2002                      1.5702
              ----------------------------------------------
              2001                      1.5484
              ----------------------------------------------
              2000                      1.4873
              ----------------------------------------------
              1999                      1.4827
              ----------------------------------------------

As of May 3, 2004, the exchange rate was CDN $1.3740 for US$1.00.

    Source- Federal Reserve Bank of New York

Selected Financial Data
-----------------------

The selected financial data shown and expressed in Canadian dollars in the following tables below have been derived from and should be read in conjunction with the financial statements and notes included as Item 18 in this document. Crystallex's financial statements have been prepared in accordance with generally accepted accounting standards in Canada and have been reconciled to accounting principles generally accepted in the United States. The selected financial data as at December 31, 2003 and 2002 and for the three years ending December 31, 2003 is derived from the audited financial statements appearing in this document.


                          SELECTED CONSOLIDATED FINANCIAL DATA IN CANADIAN DOLLARS
                          --------------------------------------------------------
                                              (CANADIAN GAAP)
                                              ---------------

-------------------------------------------------------------------------------------------------------------------
                               FOR YEAR      FOR YEAR ENDED    FOR YEAR ENDED    FOR YEAR ENDED    FOR YEAR ENDED
                                ENDED         DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                             DECEMBER 31,       2002(1)           2001(1)           2000(1)           1999(2)
                                2003         (AS RESTATED)     (AS RESTATED)     (AS RESTATED)      (AS AMENDED)
-------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
DATA                       ----------------------------------------------------------------------------------------

Mining Revenue(3)             15,566,511       46,161,221          45,984,208        39,639,239        35,907,539
-------------------------------------------------------------------------------------------------------------------

Income (loss) before         (82,053,852)     (56,459,812)        (42,552,441)        4,548,860          (618,936)
Income Taxes               ----------------------------------------------------------------------------------------

Income Taxes                     --                --                  --                --                 --
-------------------------------------------------------------------------------------------------------------------

Net Income (loss)            (82,053,852)     (56,459,812)        (42,552,441)        4,548,860          (618,936)
                           ----------------------------------------------------------------------------------------

Net Income (loss) per          (0.70)            (0.67)              (0.62)             0.09              (0.02)
Common Share - Basic       ----------------------------------------------------------------------------------------

                             118,309,198       84,441,287          69,117,738        52,965,842        39,308,858
Weighted Average
Number of Shares
Outstanding - Basic
-------------------------------------------------------------------------------------------------------------------

BALANCE SHEET              ----------------------------------------------------------------------------------------
DATA
Cash and Short-Term           33,863,448        5,695,130          14,409,831         4,418,442         6,652,863
Investments                ----------------------------------------------------------------------------------------

Working Capital                4,699,786      (19,596,429)          9,261,655         5,528,714         6,701,812
(Deficiency)
                           ----------------------------------------------------------------------------------------

Total Assets                 173,524,848      182,367,984         166,980,682       165,561,727       110,841,419
                           ----------------------------------------------------------------------------------------

Long-Term Debt                 8,373,406       26,206,277          25,216,992        32,656,570        16,848,835
                           ----------------------------------------------------------------------------------------

Shareholders' Equity         102,058,845       83,084,535         103,281,456       112,135,051        74,227,949
-------------------------------------------------------------------------------------------------------------------

(1) Refer to Note 3 to the 2002 consolidated financial statements.
(2) As amended to reflect impact of subsequent years' restatements.
(3) For the years 2002 and prior, Mining Revenue includes amounts from Discontinued Operations.

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

                                  SELECTED CONSOLIDATED FINANCIAL DATA IN CANADIAN DOLLARS
                                  --------------------------------------------------------
                                                        (U.S. GAAP)
                                                        -----------

-------------------------------------------------------------------------------------------------------------------
                                FOR YEAR      FOR YEAR ENDED    FOR YEAR ENDED   FOR YEAR ENDED    FOR YEAR ENDED
                                 ENDED         DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                              DECEMBER 31,       2002(1)           2001(1)           2000(1)          1999(2)
                                  2003        (AS RESTATED)     (AS RESTATED)     (AS RESTATED)     (AS AMENDED)

-------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
DATA                       ----------------------------------------------------------------------------------------

Mining Revenue(3)              15,566,511        46,161,221         45,984,208        39,639,239        35,707,539
                           ----------------------------------------------------------------------------------------

Loss before Income Taxes      (94,677,800)      (99,926,729)       (59,011,287)      (13,179,638)       (9,323,469)
Under U.S. GAAP            ----------------------------------------------------------------------------------------

Income Taxes                       --                --                --                --                  --
                           ----------------------------------------------------------------------------------------

Net Loss                      (94,677,800)      (99,926,729)       (59,011,287)      (13,179,638)       (9,323,469)
                           ----------------------------------------------------------------------------------------
Net Loss per Common
Share - Basic                   (0.81)             (1.18)             (0.85)           (0.25)             (0.24)
                           ----------------------------------------------------------------------------------------

Weighted Average              118,309,198        84,441,287         69,117,738        52,965,842        39,308,858
Number of Shares
Outstanding - Basic
-------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
DATA                       ----------------------------------------------------------------------------------------

Cash and Short-Term            33,863,448         5,695,130         14,409,831         4,418,442         6,652,863
Investments                ----------------------------------------------------------------------------------------

Working Capital                 4,699,786       (19,578,100)         9,296,642         5,569,272         6,701,812
(Deficiency)               ----------------------------------------------------------------------------------------

Total Assets                   69,282,525        82,081,263        109,403,438       108,653,155        80,794,280
                           ----------------------------------------------------------------------------------------

Long-Term Debt                  8,373,406        27,336,997         22,583,353        32,656,570        16,848,835
                           ----------------------------------------------------------------------------------------

Shareholders' Equity           (2,183,478)      (18,332,906)        48,337,851        50,101,013        35,476,277
-------------------------------------------------------------------------------------------------------------------

(1) Refer to Notes 3 and 18 to the 2002 consolidated financial statements.
(2) As amended to reflect impact of subsequent years' restatements.
(3) For the years 2002 and prior, Mining Revenue includes amounts from Discontinued Operations.

Under U.S. generally accepted accounting principles, Crystallex has written down its investment in mineral properties for those properties with no mineral reserves. As a result, during the years ended December 31, 2003, 2002, 2001, 2000, and 1999, Crystallex incurred mineral property write-downs of $3,761,273, $42,868,819, $13,306,689, $12,643,590, and $5,497,813, respectively.

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

The rights of Crystallex to develop the Las Cristinas 4, 5, 6 and 7 deposits (the "Las Cristinas Deposits") are derived from: (a) a presidential decree which authorized the MEM to contract for the exploitation of the Las Cristinas Deposits and an agreement between the MEM and the CVG authorizing the CVG to enter into a mine operation agreement with a third party and (b) a mine operation agreement between the CVG and Crystallex dated September 17, 2002 (the "MOA"). Under the terms of the MOA, the administration of the Las Cristinas Deposits relating to gold, including its exploration, development, exploitation, commercialization and sale, has been granted exclusively to Crystallex as provided by the mining law of Venezuela. The CVG had previously entered into a mining contract with Minera Las Cristinas, C.A. ("MINCA") to develop the Las Cristinas Deposits (the "MINCA Contract"). MINCA produced no gold and suspended its development activities on the Las Cristinas Deposits. As a result, the CVG noted MINCA in default of its agreement and subsequently terminated the MINCA Contract. Thereafter, the CVG entered into the MOA with Crystallex. (See Item 4D, "Information on Crystallex - Property, Plants and Equipment - Las Cristinas 4, 5, 6 and 7," beginning on page 21.) MINCA has claimed that the cancellation of the MINCA Contract was illegal and has commenced legal actions in Venezuela disputing the CVG's legal authority for cancelling the MINCA Contract and entering into the MOA. Crystallex cannot predict the outcome of the various MINCA legal actions or any impact that these actions could have on mining rights under the MOA, including whether these actions could lead to the termination of Crystallex's rights under the MOA.

CRYSTALLEX'S MINING RIGHTS ARE CONTRACTUAL AND MAY BE TERMINATED IN THE EVENT OF BREACH OF THE MOA.

Under the MOA, and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas Deposits belongs to the Republic of Venezuela. The MOA does not transfer any property ownership rights to Crystallex, and the right of Crystallex to develop the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the MOA. (See Item 4D, "Information on Crystallex - Property, Plants and Equipment - Las Cristinas 4, 5, 6 and 7," beginning on page 21.) Among other things, the MOA requires that

Crystallex make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits; design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale; put into production the Las Cristinas mining project by May 16, 2004; and return the mine, its installations, and equipment to the CVG upon termination of the MOA. On March 8, 2004, the CVG, acting under its mandate from the MEM and as the authorized agency of the Republic of Venezuela, approved the full feasibility study for the Las Cristinas project including the development plan and timeline presented thereunder. Upon receiving such approval, Crystallex immediately commenced exploition of the Las Cristinas Deposits, as contemplated by Article 58 of the Venezuelan Mining Law and consistent with the provisions of the MOA, with the initiation of the first phase of the development. This included the granting of its EPCM contract, the commencement of geotechnical drilling, the filing of permit applications and the refurbishment of the mining camp. The right of Crystallex to develop the gold contained in the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the MOA. In the event of a breach of the MOA which was not cured by Crystallex, such breach could result in the CVG having the right to terminate the MOA.

CRYSTALLEX REQUIRES ADDITIONAL FUNDING TO DEVELOP ITS MINING PROPERTIES, AND LACK OF FUNDING MAY DELAY OR REDUCE MINING ACTIVITIES AND MAY RESULT IN DEFAULT IN PERFORMANCE UNDER AND TERMINATION OF THE MOA.

Under the terms of the MOA, Crystallex is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the MOA. In order to develop the Las Cristinas project and its other mining projects, Crystallex will need to raise additional financing which may include one or more of non-recourse project debt, mezzanine debt and additional equity financing. (See Item 5, "Operating and Financial Review and Prospects - Financial Overview
- Liquidity and Capital Resources," pages 51-52.) Given the fact that the MOA maintains ownership rights in the CVG, that Crystallex's rights under the MOA are not assignable without consent, that a third party has filed court actions in Venezuela alleging that it has the right to mine the Las Cristinas Deposits, and the Las Cristinas Deposits are located in an area where mining rights may be restricted, sufficient additional financing may not be available to Crystallex. Crystallex currently has limited financial resources, and its failure to obtain such additional financing could result in the delay or indefinite postponement of the exploration and development of Crystallex's mining projects and could lead to Crystallex defaulting under the MOA.

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

CRYSTALLEX COULD LOSE ITS MINING PROPERTIES IF IT DEFAULTS ON ITS LOAN FACILITY.

Crystallex's loan facility requires that Crystallex maintain specific financial ratios and satisfy financial condition tests. Events beyond Crystallex's control, including changes in general economic and business conditions, may affect Crystallex's ability to satisfy these covenants, which could result in a default under this loan facility. If an event of default under this facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. The lender could also elect to enforce its security interest over substantially all property relating to Crystallex's Tomi property, the Revemin mill and Crystallex's share interest in El Callao Mining Corp.

UNCERTAINTY OF ORE RESERVE ESTIMATES COULD LEAD CRYSTALLEX TO ALLOCATE ITS CAPITAL TO DEPOSITS WHICH ULTIMATELY PROVE UNECONOMIC AND FOREGO DEVELOPMENT OF POTENTIALLY SIGNIFICANT DEPOSITS.

Crystallex's business relies upon the accuracy of its determinations as to whether a given deposit has significant mineable minerals. Crystallex's reported mineral reserves are only estimates. There is no certainty that the estimated mineral reserves will be recovered or that they will be recovered at the rates estimated. Mineral reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect Crystallex's profitability in any particular accounting period. If Crystallex's estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too much at what could be a less than an economical deposit or to fail to mine what could be a significant deposit.

UNCERTAINTY WITH RESPECT TO TITLE TO REMAINING MINERAL PROPERTIES MAY RESULT IN LOSS OF MINING RIGHTS WITHOUT COMPENSATION FOR DEVELOPMENT EXPENDITURES.

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral claims may be disputed. Crystallex does not know whether someone will challenge or impugn title to its properties. As a result, Crystallex can never be certain that it will have valid title to its mining properties. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. Crystallex does not carry title insurance on its properties. Therefore, a successful claim that Crystallex does not have title to a property could cause Crystallex to lose its rights to mine that property, perhaps without receiving any compensation for its prior expenditures relating to the property.

GOLD PRICE VOLATILITY MAY NEGATIVELY IMPACT CRYSTALLEX'S CASH FLOW AND PROFITABILITY, CAUSE AN ADJUSTMENT OF ITS RESERVES AND RESULT IN A REDUCTION OR SUSPENSION OF ITS MINING ACTIVITIES.

Gold prices historically have fluctuated widely and are affected by numerous external factors beyond Crystallex's control. Between 1998 and 2003, the gold price fluctuated from a low of U.S.$253 to a high of U.S.$416. (See Item 4B, "Information on Crystallex - Business Overview - The Gold Market," page 17.) On May 3, 2004, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$391.25 per ounce.

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

The profitability of Crystallex's operations, its revenues and its cash flow as well as the market price of its common shares are significantly affected by changes in gold prices. If gold prices decline for a significant period below the cost of production of any or all of Crystallex's operations, it may not be economically feasible to continue production at such properties. This would materially affect production, profitability and Crystallex's financial position. A decline in the market price of gold may also require Crystallex to write-down the carrying value of its mineral reserves, which might have a material and adverse effect on its earnings and profitability. Should any significant writedowns in reserves be required, material writedowns of Crystallex's investment in the affected mining properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if Crystallex discovers and produces commercial amounts of gold, gold prices may not be high enough for Crystallex to sell gold profitably.

GOLD HEDGING ACTIVITIES MAY CREATE RISK OF LOSSES DEPENDING UPON THE PRICE OF GOLD, THE ABILITY OF CRYSTALLEX TO PRODUCE AND DELIVER GOLD, AND THE PERFORMANCE OF THIRD PARTY BUYERS.

Crystallex has entered into forward contracts and written call options to sell a portion of the gold that it anticipates it will produce at its mines. These contracts obligate Crystallex to sell the gold at a price set when it enters into the contract, regardless of the price when Crystallex actually produces the gold. Accordingly, there is a risk that the price of gold is higher at the time Crystallex produces the gold than when it enters into the contracts, so that Crystallex must sell the gold at a lower price than it could have received if it did not enter into the contracts. In addition, if Crystallex is not able to produce and deliver the amount of gold specified in the contracts, it may be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices or higher than Crystallex's production costs. See Item 5, "Operating and Financial Review and Prospects -

Financial Overview - Forward Sales and Written Call Options - Mark-to-Market (Fair Value)," pages 50-51. Further, in respect of the forward contracts, the entity contracting to buy the gold from Crystallex could default, which means that if the contract price is higher than the market price at the time of delivery, Crystallex will not likely be able to resell the gold at the higher price.

CRYSTALLEX FACES SIGNIFICANT RISKS IN THE EXPLORATION, DEVELOPMENT AND OPERATION OF ITS MINING PROPERTIES, AND THE SUCCESS OF ITS BUSINESS WILL BE DEPENDENT UPON ITS MANAGEMENT OF SUCH RISKS.

The business of exploring for and mining of minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labor are some of the risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Crystallex does not know whether it will discover minerals in sufficient quantities and manage the production risks in order to justify commercial exploitation, whether it will discover minerals in sufficient quantities to justify commercial operations, or whether it will obtain on a timely basis the funds required for development. The economics of developing gold and other mineral properties are affected by many factors, including the cost of operations, variations in the grade of ore mined and metals recovered, fluctuations in metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors, such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Crystallex's operations may also be affected by the presence of illegal miners (something which is not uncommon in the gold mining areas of the Guyana shield area of Venezuela). Although Crystallex, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, such presence could nevertheless hurt Crystallex's mining operations.

CRYSTALLEX FACES POTENTIAL RISKS AND UNCERTAINTIES RESULTING FROM THE LOCATION OF ITS PROPERTIES AND OPERATIONS IN COUNTRIES WHERE POLITICAL, GOVERNMENTAL OR OTHER ACTIVITIES MAY DISRUPT ITS BUSINESS, INCLUDING PROPERTY RIGHTS, EXPLORATION AND MINING ACTIVITIES AND THE MOVEMENT OF FUNDS.

Political and related legal and economic uncertainty may exist in countries where Crystallex may operate. Crystallex's mineral exploration and mining activities may be hurt by political instability and changes to government regulation relating to the mining industry. Risks of foreign operations may include political unrest, labor disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, changes to government regulation relating to the mining industry, foreign taxation, price and currency controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt Crystallex's mineral exploration and mining activities, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Crystallex does not know what, if any, negative impact recent and ongoing political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labor strikes, will have on it in the future, particularly if these conditions were to continue for an extended period of time, and there can be no assurance that Crystallex's operations would not be adversely affected.

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

It is not always possible to obtain insurance against all such risks, and Crystallex may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate profitability and result in increasing costs. Crystallex does not maintain insurance against environmental risks.

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

Crystallex's operations at the Tomi mine and the Revemin Mill account for all of Crystallex's current mineral production and revenue. (See Item 4B, "Information on Crystallex - Business Overview - Activity on the Mining Properties," page 17.) Any adverse development affecting these operations would significantly hurt Crystallex's financial performance and results of operations.

CRYSTALLEX FACES SIGNIFICANT RISKS INHERENT IN THE PRODUCTION OF GOLD, AND THE SUCCESS AND PROFITABILITY OF ITS OPERATIONS IS DEPENDENT UPON ITS ABILITY TO MANAGE AND CONTROL THESE RISKS.

Crystallex's actual production may vary from its estimates for a number of reasons, including:

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

Crystallex's activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. (See Item 4.B, "Information on Crystallex - Business Overview - Government Regulation," page 18, and Item 5B, "Operating and Financial Review and Prospects - Regulatory and Environment Risks," beginning on page 57.) Environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental laws provide for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such laws may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental laws are evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future laws and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Crystallex's properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, Crystallex must comply with standards, laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Crystallex does not maintain environmental liability insurance.

CRYSTALLEX OPERATIONS REQUIRE ADDITIONAL PERMITS AND ARE SUBJECT TO REGULATIONS. COMPLIANCE MAY INVOLVE SIGNIFICANT COSTS OR DELAYS, AND FAILURE TO COMPLY MAY RESULT IN FINES OR SUSPENSION OF ITS MINING ACTIVITIES.

Government regulations significantly affect Crystallex's mining operations. (See
Item 4.B, "Information on Crystallex - Business Overview - Government Regulation," page 18.) Crystallex's mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which Crystallex has properties regulates mining activities. Crystallex generally requires permits from authorities in these jurisdictions to authorize Crystallex's operations. These permits relate to virtually every aspect of Crystallex's exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Crystallex or its properties, which could significantly impact Crystallex's current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time consuming process and Crystallex cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Crystallex from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

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

Crystallex's Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may hurt Crystallex by restricting its ability to repatriate funds.

CRYSTALLEX HAS INCURRED RECENT LOSSES.

Crystallex incurred a net loss in 2003 and, after restatement of its consolidated financial statements for 2002 incurred net losses in each of 2002 and 2001. Crystallex's profitability depends, among other things, on the price of gold, the level of gold production, cash operating costs, the prices and production levels of by-product minerals and other factors discussed in "Risk Factors." Substantially all of these factors are beyond Crystallex's control. As part of the preparation of its audited financial statements for the year ended December 31, 2003 Crystallex undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. The review resulted in a $23.9 million write-down of mineral properties, of which $18.8 million was related to the La Victoria property and the balance to various exploration properties

CRYSTALLEX HAS TWO REGISTRATION STATEMENTS UNDER REVIEW WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) WHICH COULD RESULT IN REVISED DISCLOSURE.

Crystallex currently has outstanding two registration statements filed with the SEC in connection with the registration of securities of Crystallex issued in 2002 and 2003 in private placements. The registration statements are the subject of an ongoing "full review" by the SEC. As at the date of this Annual Report, these registration statements have not been declared effective by the SEC. As a result of this review, Crystallex could be required to revise the disclosure or restate the financial statements included in the registration statements or other reports (including this Annual Report) filed with the SEC.

CRYSTALLEX'S BUSINESS DEPENDS UPON A SMALL NUMBER OF KEY PERSONNEL, THE LOSS OF ANY OF WHICH MIGHT SIGNIFICANTLY IMPAIR ITS BUSINESS.

Crystallex's business is dependent on retaining the services of a small number of key management personnel, namely Messrs. Bruce, Fung, Thomas, Rosiak, Ross and El-Alfy (See Item 6, "Directors, Senior Management and Employees," beginning on page 59.) The success of Crystallex is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could significantly impair Crystallex's ability in developing, exploring, acquiring, and funding mining properties. Crystallex does not maintain key employee insurance on any of its employees.

CRYSTALLEX HAS AUTHORIZED FOR ISSUANCE A LARGE NUMBER OF SHARES, WHICH, IF ISSUED IN SIGNIFICANT AMOUNTS, COULD RESULT IN DILUTION OF SHARE OWNERSHIP AND A REDUCTION IN SHARE PRICE.

As at May 3, 2004, Crystallex has authorized the issuance of more than 28,568,905 common shares that have not yet been issued for payment of certain property purchases and related indebtedness, the exercise of stock options, finder's fees, the exercise of warrants issued in private placements, placement agent's fees for a private placement, and exercise of warrants issued for convertible notes and broker's fees. Furthermore, Crystallex may issue additional common shares from time to time in the future. If Crystallex issues a substantial number of those new shares, it could substantially dilute the ownership interest of Crystallex's current shareholders, based upon the 179,498,492 Crystallex shares outstanding as of May 3, 2004. In addition, given Crystallex's average daily trading volume of approximately 767,900 shares on the American Stock Exchange ("AMEX") (Consolidated Market) and approximately 724,275 shares on the Toronto Stock Exchange ("TSX") for the period January 1, 2003 through April 30, 2004, the sale of these shares could provide enough selling pressure to depress the share price of Crystallex's common shares.

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


                       ITEM 4 - INFORMATION ON CRYSTALLEX
                       ----------------------------------

A.       HISTORY AND DEVELOPMENT OF CRYSTALLEX
         -------------------------------------

         Background

Crystallex is a corporation that operates under the Canada Business Corporation Act ("CBCA") and trades as a public company on the TSX and the AMEX under the symbol "KRY". Crystallex was incorporated under the Company Act (British Columbia), Canada on May 22, 1984 under the name of "Petroflame International Resources Ltd." In January 1991, Petroflame changed its name to Crystallex and consolidated its share capital by way of a five to one share rollback (reverse stock split). On January 23, 1998, Crystallex's corporate existence was continued under the CBCA , thereby bringing Crystallex under the jurisdiction of the CBCA as if it was originally incorporated under the CBCA.

Crystallex is engaged in the production of gold and related activities including exploration, development, mining, and processing. It conducts these activities primarily through mineral concessions that it owns or controls in Venezuela. Crystallex is currently producing gold from the Tomi concession in Venezuela (which it acquired in July 2000 as part of its acquisition of Bolivar Goldfields A.V.V.'s assets in Venezuela). Ore from the Tomi concession is processed at Crystallex's Revemin Mill in Venezuela (which it acquired in July 2000 as part of its acquisition of Bolivar Goldfields A.V.V.'s assets in Venezuela).

On September 17, 2002, Crystallex entered into the MOA with the CVG, acting under the authority of the MEM , under which Crystallex has been granted the rights to develop the Las Cristinas Deposits in the Municipality of Sifontes, Bolivar State, Venezuela. The MOA represents the culmination of a long-standing effort by Crystallex to obtain the mining rights for, and gain possession of, the Las Cristinas Deposits and provides to Crystallex the exclusive right to develop the Las Cristinas Deposits, including the commercialization and sale of gold.

A positive Feasibility Study for Las Cristinas was completed by SNC-Lavalin Engineers and Constructors Inc. (SNCL) in September 2003 and the Study was approved by the CVG on March 8, 2004. The process for obtaining the required mining permits was formally initiated on April 15, 2004 with the submission of the Environmental Impact Study (EIS). It is presently anticipated that the required permits for project construction will be issued later in 2004, allowing construction to commence. An Engineering, Procurement and Construction Management (EPCM) contract to provide services for the development of Las Cristinas was awarded to SNCL in March 2004. The engineering and construction schedule is estimated at approximately 24 months from the start of detailed engineering, which started on March 23, 2004.

At the end of the third quarter of 2003, Crystallex suspended operations at the La Victoria mine (which it acquired in February, 2001 through its acquisition of a controlling interest in El Callao Mining Corp.). It was determined that a large proportion of the unoxidized ore is refractory and, as a result of low gold recoveries, is uneconomic to process in a conventional cyanide-in-leach processing circuit. Preliminary metallurgical testwork demonstrated that the ore is amenable to pre-treatment with a Bio-Oxidation process and Crystallex has shipped a twenty tonne ore sample to South Africa to further assess the Bio-Oxidation process in a pilot plant test.

At year end 2003, Crystallex wrote-down the carrying value of La Victoria by $18.8 million, reducing the carrying value to zero as it was determined that the asset value, based upon reserves at December 31, 2003, was materially less than the net book value. A drilling program is currently underway at La Victoria. When the new reserve estimate and Bio-Oxidation pilot plant results are available in the third quarter, Crystallex will undertake an evaluation to determine if installation of a Bio-Oxidation plant is economically viable.

The address of Crystallex's principal and registered office is 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4, telephone number (416) 203-2448. Its agent for service of process in the United States is Lawrence W. Koltun, whose business address is 1146 19th Street, NW, Suite 250, Washington, DC 20036.

         Important Acquisitions and Divestitures Since January 1, 2000

In February 2001, Crystallex completed the acquisition of a controlling interest in Lo Increible, a 9,704 hectare pre-feasibility gold property located in Venezuela's El Callao gold district. The acquisition was in the form of a share exchange take-over bid for the shares of El Callao Mining Corp. and the purchase of certain assets from its principal shareholder. Crystallex issued 2.4 million shares to acquire approximately 80% of the outstanding shares of El Callao Mining Corp. In addition, Crystallex paid US$7.6 million to purchase certain assets as well as El Callao Mining Corp. debt held by Bema Gold Corporation. (See Item 4.D, "Information on Crystallex - Property, Plants and Equipment - El Callao Properties - The Lo Increible Deposits.")

In July, 2000, Crystallex acquired all of Bolivar Goldfields A.V.V.'s assets in Venezuela, through the purchase of the stock of Bolivar's wholly-owned subsidiary, for a purchase price of US$7 million and the assumption of bank debt of US$13 million, which Crystallex paid to US$8.5 million at closing. Crystallex paid US$5 million of the purchase price in cash and issued to Bolivar a promissory note in the principal amount of US$2 million (which Crystallex has since paid) for the balance. The final maturity of the bank debt is in 2006.

Crystallex financed the foregoing acquisitions from its working capital, lines of credit, and/or issuance of its securities.

Effective October 1, 2003, Crystallex sold to Uruguay Mineral Exploration Inc.
(UME), an unrelated third party whose shares are listed on the TSX Venture Exchange, all of the shares of all companies holding Crystallex's ownership interests in the San Gregorio mining operations in Uruguay. Although the San Gregorio mining operations had been by far Crystallex's biggest producer of gold (producing between 66,000 and 72,000 ounces of gold in each of the past three years), Crystallex believed that the San Gregorio mine was nearing the end of its useful life and that it would be more appropriate to focus its energy and resources on its Venezuelan properties, and in particular the development of Las Cristinas.

Under the terms of the agreement, UME will pay Crystallex US$2 million in two equal installments, with the first installment due six months after closing (which Crystallex has received) and the second installment due twelve months after closing. Formal closing was completed on October 27, 2003. Crystallex also received a transfer of certain exploration drilling equipment, with an estimated value of US$600,000. In addition, UME paid approximately US$2.8 million to fund the closing out of all remaining San Gregorio gold forward sales commitments, (approximately 37,600 ounces), and through the Uruguayan companies purchased, assumed certain environmental, remediation, severance and closure costs which would have been incurred by Crystallex had it proceeded with the planned closure of its Uruguayan mining operations. The sale was completed through the transfer of the shares of Crystallex's Uruguayan subsidiary companies which owned the mining assets. Crystallex recorded a non-cash $1.3 million loss as a result of this transaction.

B.       BUSINESS OVERVIEW
         -----------------

         Activity on the Mining Properties

Crystallex is a Canadian-headquartered gold producer with operations and exploration properties in Venezuela. Cyrstallex's principal asset is the Las Cristinas Deposits, located in southeastern Venezuela. Crystallex's medium term goal is to become a low cost, intermediate size gold producer with production exceeding 350,000 ounces of gold per year. Crystallex aims to achieve this goal over the next few years through the development of the Las Cristinas Deposits. Crystallex has signed the MOA which authorizes the development and exploitation of Las Cristinas. Crystallex has completed a positive Feasibility Study for Las Cristinas, which was approved by the CVG on March 8, 2004 and has awarded the EPCM contract for the construction of an open pit mine and 20,000 tonne per day gold processing facility. Gold production from Las Cristinas is expected in early 2006. During the initial years of the project life, the mine is forecast to produce over 300,000 ounces of gold per year at a cash cost of US$144 per ounce. Crystallex has also completed various social development infrastructure projects as required under the contract and is providing ongoing employment and jobs training. (See "Property, Plants and Equipment - Las Cristinas 4, 5, 6 and 7.")

Crystallex's other principal mineral assets in Venezuela include the Tomi concession, the La Victoria concession and the Albino concession. In 2004, Crystallex plans to mine and process ore from open pit and underground mines on the Tomi concession, (see "Property, Plants and Equipment - The Tomi Concession."). Crystallex is forecasting gold production of 50,000 ounces in 2004. Pending receipt of environmental permits, Crystallex also plans to commence the development of a small underground mine on the Albino concession during 2004, with production of 15,000-20,000 ounces of gold per year starting in 2005 (see "Property, Plants and Equipment - The Albino Concession."). At the La Victoria open pit mine, operations have been suspended since the end of the third quarter of 2003 while Crystallex evaluates the Bio-Oxidation process in a pilot plant test for treating refractory ore and undertakes a drilling program aimed at increasing reserves (see "Property, Plants and Equipment - El Callao Properties - The Lo Increible Deposits.") .

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

The following table sets forth annual high, low, average and end of period afternoon fixing gold prices in U.S. dollars per troy ounce on the London Bullion Market (rounded to the nearest whole dollar):

-----------------------------------------------------------------------------

                                LONDON P.M. GOLD FIX
                           PRICE IN U.S. DOLLARS PER OUNCE

-----------------------------------------------------------------------------
YEAR                             HIGH             LOW          AVERAGE
-----------------------------------------------------------------------------
2004 (January to April)           427             403            407
-----------------------------------------------------------------------------
2003                              416             320            363
-----------------------------------------------------------------------------
2002                              349             278             310
-----------------------------------------------------------------------------
2001                              293             256            271
-----------------------------------------------------------------------------
2000                              313             263            271
-----------------------------------------------------------------------------
1999                              326             253            279
-----------------------------------------------------------------------------

The London P.M. price fix for gold on May 4, 2004, was US$391 per ounce.

         Government Regulation

Mining operations and exploration activities are subject to various national, state, provincial and local laws and regulations in Venezuela and other jurisdictions, which govern exploration, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. Crystallex has obtained or has pending applications for those licenses, permits or other authorizations currently required to conduct its operations. Crystallex believes that it is in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the jurisdictions in which it operates. Crystallex is not aware of any current orders or directions affecting Crystallex or its properties or operations with respect to the foregoing laws and regulations.

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

During 2003, Crystallex was not aware of and had no notice of any material environmental incidents or material non-compliance with any applicable environmental regulations.

         Review of Title to Properties

At the time that it acquires a mining property, Crystallex completes or causes to be completed due diligence on the property which, in the ordinary course, would include a review by local counsel of concession (title) rights, surface rights and mining contracts. Crystallex further obtains and relies upon detailed representations of vendors and, in some cases, legal opinions obtained from counsel for such vendors as a condition of closing. Crystallex has also customarily reviewed at the time of acquisition financing files and reports to lenders whose loans remain in place, in whole or in part, after acquisition. While such reports have been issued specifically to the lenders, they have provided support to Crystallex due diligence. Finally, since it has made some of its acquisitions through the purchase of shares (see, for example, the discussion in "Crystallex's History and Development - Important Acquisitions Since January 1, 2000"), Crystallex has, prior to closing, had an opportunity to review in detail the records of the entity being acquired and interview key employees in respect of matters concerning title and mining contracts. However, despite these efforts, Crystallex can never be certain that it will have valid title to its mining properties (See Item 3, "Key Information - Risk Factors - Uncertainty with respect to title to remaining mineral properties may result in loss of mining rights without compensation for development expenditures.")

C.       ORGANIZATIONAL STRUCTURE
         ------------------------

Crystallex operates its business either directly or through its subsidiaries. Its significant subsidiaries are as follows:

----------------------------------------------------------------------------------------------
       Name of Subsidiary         Country of incorporation or      Crystallex's ownership
                                          residence                 and voting interest
----------------------------------------------------------------------------------------------
Minera Albino C.A.                    Venezuela                            100%(1)
----------------------------------------------------------------------------------------------
El Callao Mining Corp.                British Columbia (Canada)              80%
----------------------------------------------------------------------------------------------
Mineras Bonanza, C.A. (Tomi           Venezuela                            100%(1)
mine)
----------------------------------------------------------------------------------------------
Revemin II C.A. (Revemin mill)        Venezuela                            93%(1)
----------------------------------------------------------------------------------------------

(1)  Indirect subsidiary

The above table does not include Crystallex's ownership interest in Las Cristinas 4 and 6 (see "Property, Plants and Equipment - Las Cristinas 4, 5, 6 and 7") since Crystallex will develop the Las Cristinas gold deposits under the terms of its MOA with the CVG.

                          [Text continues on next page]

D.       PROPERTY, PLANTS AND EQUIPMENT
         ------------------------------

                                               SUMMARY OF PROPERTY DATA(1)
                                               ---------------------------
                                                 AS OF DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------------
                                   PROVEN &       GOLD PRICE                                     DATE OF
                     ACREAGE       PROBABLE       FOR RESERVE    CONTAINED        STAGE/         EXPECTED       LIFE OF
    PROPERTY       (HECTARES)      RESERVES       CALCULATION      OUNCES         STATUS        PRODUCTION    RESERVES(5)
                                   (2), (3)         US$(4)
---------------------------------------------------------------------------------------------------------------------------
Las Cristinas        4,000      246,000,000         $325/oz      10,165,000   Development          2006        34 years
4,5,6,7 (CVG                    tonnes @ 1.29
Contract)                       g/t

Albino                 500      270,000             $320/oz       104,400     Development          2005         5 years
Underground                     tonnes @ 12.0
(Concession)                    g/t

  Bolivar              500(6)
Goldfields:

  Tomi                          140,000 tonnes      $320/oz        68,400     Production/        Current        3 years
Underground                     @ 15.2 g/t                                    Active
(Concession)

  Tomi Open                     300,000 tonnes      $325/oz        43,900     Production/        Current        2 years
Pit                             @ 4.6 g/t                                     Active
(Concession)

El Callao (Lo        9,704
Increible):

  La Victoria                   1,215,000           $325/oz        202,600     Production         Current          Not
(Concession)                    tonnes @ 5.2                                  Temporarily                     determined
                                g/t                                           Suspended

  Lo                           Not                    Not          Not        Exploration           Not            Not
Increible 2,                   Applicable           Applicable   Applicable                     Determined    Determined
4(a), 4(b),
4(c), 4(d)
(CVG Contract)

---------------------------------------------------------------------------------------------------------------------------

(1) Does not include Crystallex's interest in the Mineiro Concession, Knob Hill Property and other properties, the carrying value of which was written down to zero at year end 2002. Also does not include Crystallex's interest in the Santa Elena, San Miguel and Carabobo concessions, the carrying value of which was written down to zero at year end 2003.

(2) Estimates for each deposit meet both SEC Industry Guide 7 and Canadian definitions of reserves. The reserves as stated are estimates of what can be economically and legally recovered from the mine and as such incorporates losses for dilution and mining recovery

(3) The forecast life of mine metallurgical recovery factor for each reserve is as follows: Las Cristinas 89%; Albino Underground 92%; Tomi Underground 95%; Tomi Open Pits 95%; and La Victoria 92%.

(4) There are no material currency conversion factors used to estimate Crystallex's reserves.

(5) All reported reserves are planned to be mined out within the period of existing concession or mine operating agreements or within the time period of assured concession or mine operating agreement renewal periods. Crystallex has the required permits to mine all the reserves on the Tomi concession disclosed in this chart. At La Victoria, Crystallex has permits to mine the reserves that under its current mining plan are sufficient through 2004 and expects to receive the permits to access the balance of these reserves by the end of 2004. At the Albino and Las Cristinas development properties, Crystallex is currently engaged in the process of obtaining all required permits and expects to receive the permits to allow project development by the end of 2004.

(6) Does not include 8,547 hectares of undeveloped land held under CVG contract and 44,438 hectares of exploration land.






                    [CRYSTALLEX PROJECT LOCATION MAP OMITTED]







LAS CRISTINAS 4, 5, 6 AND 7
---------------------------

On September 17, 2002, Crystallex entered into a MOA with the CVG, under which Crystallex has been granted the right to develop the Las Cristinas Deposits. The CVG is the state organization responsible for the development of all natural resources in Bolivar State, with the exception of oil, and has entered into the MOA with Crystallex acting under the CVG's mandate from the MEM and as the authorized agency of the Republic of Venezuela.

Background

The MOA represents the culmination of a long-standing effort by Crystallex to obtain the mining rights for, and gain possession of, the Las Cristinas Deposits. Crystallex has for several years been involved in the enforcement of its title rights to the Las Cristinas 4 and 6 concessions. One of the obstacles to the enforcement of those rights was the MINCA Contract granted in 1992 by the CVG to MINCA, a joint venture company owned by the CVG and Placer Dome Inc. ("Placer Dome") for the development of the Las Cristinas Deposits. In November 2001, the

CVG cancelled the MINCA Contract. In March 2002, the MEM declared that the MINCA Contract was terminated and reassumed control of those mining rights. Although those actions did not have any effect on Crystallex's title claim to the Las Cristinas 4 and 6 concessions, the result of those actions was that all assets impacted by the MINCA Contract reverted to the Republic of Venezuela. Under an agreement between the MEM and the CVG dated May 16, 2002, the CVG was authorized by the MEM to contract for the development and exploitation of the Las Cristinas Deposits and for the use of the related assets including reports, data and existing infrastructure. Crystallex was selected by the CVG as the party to develop the Las Cristinas Deposits and entered into the MOA with the CVG on September 17, 2002. Crystallex has been advised by its Venezuelan counsel that the MOA has been entered into in accordance with all applicable Venezuelan laws and under the authority granted to the CVG by the MEM. As the MOA provides Crystallex with all legal authority necessary to take possession of and develop the Las Cristinas Deposits, including the commercialization and sale of gold, it is no longer necessary for Crystallex to proceed with its various legal actions seeking to enforce its title rights to the Las Cristinas 4 and 6 concessions.

Mining Operation Agreement

The MOA provides Crystallex with the exclusive right to explore, design and construct facilities, exploit, process and sell gold from Las Cristinas. An official translated version of the MOA is available on Crystallex's website, www.crystallex.com.

The MOA has been entered into in accordance with applicable Venezuelan laws and under authority granted to the CVG by the MEM. A report in late February, 2003 from the Commission of Energy and Mines of the National Assembly of Venezuela and a report released in June 2003 by the Permanent Comptrollership Commission of the National Assembly confirm the legal and administrative process by which the contract rights of Minca, a previous partner with the CVG, were terminated, the process by which the related assets were repossessed by the Republic of Venezuela, and the process by which the Venezuelan Government, through the CVG, entered into the MOA with Crystallex.

The principal provisions of the MOA include:

     o All reserves and production are for the account of Crystallex. However, the MOA does not transfer any property ownership rights to Crystallex.

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

     o The CVG is responsible for obtaining all environmental and mining permits, with Crystallex providing any necessary technical information to support the permit applications. (Application and supporting studies have been filed by the CVG to obtain environmental and mining permits. Approvals are pending.)

     o Throughout the term of the MOA, Crystallex will provide certain special programs which are intended to create employment for the region and provide training programs, provide technical assistance to local small miners associations, improve community health care facilities and make various infrastructure improvements to water sewage and roads. Crystallex agreed to hire 75 employees by the end of 2002 and an additional 50 employees by the end of 2003. (Crystallex has fulfilled all social benefit obligations required to date under the MOA including housing, sewerage systems, water systems, road improvements, improvement of medical facilities and provision of medical supplies.)

     o Crystallex presented a full Feasibility Study to the CVG for its approval on September 10, 2003, in accordance with the MOA. The CVG approved the Feasibility Study on March 8, 2004.

     o Crystallex must make all the investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant, process gold for its subsequent commercialization and sale, and to return the mine, its installations and equipment to the CVG upon termination of the MOA. (Crystallex has commenced first phase development with granting of its EPCM contract to SNCL, the commencement of the permitting process, the commencement of geotechnical drilling and the refurbishment of the construction camp.)

     o Crystallex will supply performance bonds related to construction and labor obligations and to support compliance with environmental requirements.

     o Crystallex must provide and maintain until the start of commercial production a bond for the performance of its obligations under the MOA in an amount equal to approximately US$4.6 million. (The bond is in place.)

     o Crystallex will prepare and present to the CVG for approval annual production plans as well as plans of exploitation for the life of the Las Cristinas Deposits. The plans are to include volume of production and other pertinent aspects of development including environmental protection and security.

     o Should Crystallex fail to fulfill the annual production or grade average contemplated by the annual production plan for reasons other than as contemplated by the MOA or force majeure, Crystallex is required to compensate the CVG for lost profits (royalties) otherwise payable.

     o The CVG may terminate the MOA unilaterally in the event of the inactivity of the project for a period of one year without just cause.

     o Each party may terminate the MOA upon a breach of the MOA by the other party, subject to providing the other party with written notice of such breach and providing a 90 day curative period.

     o Crystallex's annual production commitment will be based upon the annual production plan to be approved by the CVG.

     o Crystallex will be the sole employer of personnel at the project site, will be responsible for compliance with labor laws, and has agreed that at least 90% of the employees for the project will be Venezuelan.

     o Crystallex may not assign, directly or indirectly, any of its rights under the MOA or delegate any of its obligations under the MOA. The MOA does not grant CVG any termination or other rights on a change of control of Crystallex.

In accordance with the MOA, Crystallex formally took possession of the Las Cristinas properties on September 30, 2002, and also acquired from the CVG the use of certain assets related to the Las Cristinas Deposits, including drilling data, core samples, technical studies and certain other information.



                          [text continues on next page]

LAS CRISTINAS HIGHLIGHTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Location                o    Located in Bolivar State in southeast Venezuela,
                             approximately 360 kms by paved highway from Puerto
                             Ordaz, a major industrial city and port.
                        o    Property is accessed by a 19 km road from the main
                             highway.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Process                 o    Open pit mining and conventional carbon-in-leach
                             gold recovery.
                        o    Initial processing rate of 20,000 tonnes per day.
                        o    Excellent infrastructure with a 400 kV power line
                             paralleling the main highway and a new substation
                             constructed 6 kms from the project site.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Reserves                o    Proven and Probable reserves of 10.2 million ounces
                             calculated at a US$325 per ounce gold price.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Work Progress           o    Positive feasibility completed September 2003. CVG
                             approval of the Feasibility Study received March 8,
                             2004.
                        o    Awarded an Engineering, Procurement and
                             Construction Management contract to SNC-Lavalin in
                             March 2004.
                        o    EIS completed and formally submitted to the CVG and
                             the Ministry of Environment and Natural Resources
                             (MARN) on April 15, 2004.
                        o    Ongoing infill drill program.
                        o    Ongoing social development program, including jobs
                             training and local infrastructure projects.
                             Completed housing, sewerage, water treatment and
                             road upgrade commitments under the MOA.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Path Forward            o    Detailed engineering has commenced.
                        o    Planning for preliminary construction activities,
                             including site clearing and road upgrading in the
                             third quarter of 2004.
                        o    Full construction to commence following receipt of
                             permits, expected later in 2004.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Production              o    Production targeted to start in the first quarter
Timeline                     of 2006.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Production              o    At 20,000 tonnes per day, for first five years gold
Forecast                     production averages 311,000 ounces per year at an
                             average total cash cost of US$144 per ounce. For
                             the life of mine, production averages 266,000
                             ounces per year at an average total cash cost of
                             US$196 per ounce.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Capital Cost            o    US$282 million (includes US$39 million of
Estimate                     refundable VAT)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Financing Plan          o    Financing structure expected to be a combination of
                             project debt and equity.
                        o    Closed a C$115 million equity financing. Plan to
                             raise the balance of the equity requirement later
                             in 2004 or early 2005.
                        o    BNP Paribas engaged as project finance debt
                             advisor. Expect to close a project debt facility
                             with a syndicate of commercial banks and possibly
                             export credit agencies during 2005.
--------------------------------------------------------------------------------

OVERVIEW

At a US$325 per ounce gold price, reserves of 10.2 million ounces of gold rank Las Cristinas as one of the largest undeveloped gold deposits in the world.

A positive Feasibility Study was completed by SNC Lavalin Engineers and Constructors Inc. (SNCL) in September 2003 and the study was approved by the CVG on March 8, 2004. The process for obtaining the required mining permits was formally initiated on April 15 with the submission of the Environmental Impact Study (EIS). It is presently anticipated that the required permits for project construction will be issued later in 2004, allowing construction to commence. An EPCM contract to provide services for the development of Las Cristinas was awarded to SNCL in March 2004. The engineering and construction schedule is estimated at approximately 24 months from the start of detailed engineering, which started on March 23, 2004.

LOCATION AND INFRASTRUCTURE

The Las Cristinas property is located in the southeast corner of Venezuela in Bolivar State at Kilometre 88. Access to the property is via the main paved highway from the Venezuelan port of Puerto Ordaz to the Brazilian border. Puerto Ordaz is a major industrial city located on the Orinoco River, some 360 kilometres from Las Cristinas. Current access to the site from the paved highway is along a six kilometre dirt road from the village of Las Claritas. To bypass local villages, an upgraded nineteen kilometre road will be used in the near future.

A long history of mining and industrial projects in Bolivar State makes the region very suitable for the development of a large gold mining project. Power for Las Cristinas will be from the national hydroelectric power grid. An existing 400 kV power line parallels the main highway from Puerto Ordaz and, in 2001, a new substation was constructed six kilometres from Las Cristinas to service the Las Cristinas project and the surrounding area. Two 150 MVA power transformers have been installed at the substation and provision has been made to supply Las Cristinas via a new six kilometre 230 kV overhead power line. The power line, which has a 300 MW capacity can adequately supply a 20,000 tonne per day operation or an expansion to 40,000 tonnes per day, which require 30 MWs and 60 MWs respectively.

FEASIBILITY STUDY

A positive Feasibility Study completed by SNCL in September 2003 demonstrated the technical and economic viability of developing Las Cristinas as a large open pit mine, employing conventional carbon-in-leach (CIL) gold processing technology. Mill throughput is planned at

20,000 tonnes per day; however, the process plant has been designed to accommodate an expansion to 40,000 tonnes per day, which will be implemented as soon as practicable. The Feasibility Study was approved by the CVG on March 8, 2004.

Calculated at a US$325 per ounce gold price, Las Cristinas' proven and probable reserves currently stand at 246 million tonnes, grading 1.29 grams of gold per tonne for a total of 10.2 million ounces of gold. Crystallex started an infill drill program during the first quarter of 2004 with the aim of upgrading some mineralized material to reserves.

At a processing rate of 20,000 tonne per day, gold production is forecast to average 266,000 ounces per year over the 34 year mine life at a cash cost, including royalties, of US$196 per ounce. However, over the first five years of operation, gold production is expected to average 311,000 ounces per year at an average cash cost, including royalties, of US$144 per ounce. The internal rate of return for the project, on an unleveraged basis and assuming a US$325 per ounce gold price, is 13.8% before-tax and 10.5% after-tax. Using the same pit design and reserve estimate, at a gold price of US$375 per ounce, the pre-tax internal rate of return climbs to 19.4% and the after-tax return is 14.6%. Crystallex is presently reviewing tax and financing structures that may reduce the overall project tax burden.

Estimated costs for construction are US$282 million, comprised of $242 million of capital costs (including a $30 million contingency) and US$39 million of Value Added Tax, (VAT). Based on a gold price of US$325 per ounce, the VAT is recoverable within two and one half years, once gold sales commence. At higher gold prices, VAT would be recovered sooner.

RESERVES

Mineral Deposit/Reserve Methodology and Verification

Mine Development Associates (MDA) completed a mineralized deposit model that was based on an electronic database of drill, topographic, geologic and engineering data that Crystallex acquired from the CVG in September 2002. Data from 1,174 drill holes and 108 trenches were included in the Las Cristinas database. Over 160,000 meters of drilling have been completed on the property (including trenches). In addition, MDA and Crystallex undertook a drill and sample assay program to verify the presence and tenor of the mineralization reported in the acquired database. The verification program included drilling 2,188 meters in twelve diamond drill holes and analyzing 275 quality assurance/quality control samples. MDA found that the verification drill results and check samples corroborate the tenor of gold mineralization previously reported. For additional confirmation, Crystallex and MDA re-assayed 262 pre-existing pulps, 200 pre-existing coarse rejects and 342 pre-existing quarter core samples. Mean grades are similar for both datasets.

Reserve Estimates

Mineral reserve estimates were developed by MDA from its mineral deposit model using Medsystem-MineSight computer software. Two separate pits were designed: the larger Conductora, which contains the bulk of the reserves, and the Mesones. Pit designs were based on a US$325 per ounce gold price and cut-off grades ranging from 0.46 g/t to
0.69 g/t, depending upon the material type.

-------------------------------------------------------------------------------
                                      TONNES       AVERAGE         CONTAINED
PIT            RESERVE CATEGORY        (000)      GRADE (G/T)    OUNCES (X 000)

Conductora     Proven                 36,620         1.38            1,625
               Probable              187,117         1.27            7,669

Mesones        Probable               21,922         1.24              871

Total          Proven                 36,620         1.38            1,625
               Probable              209,039         1.27            8,540

TOTAL          PROVEN & PROBABLE     245,659         1.29           10,165
-------------------------------------------------------------------------------

GOLD ONLY RECOVERY VERSUS GOLD/COPPER RECOVERY

Superior project economics and a simplified processing flowsheet are the principal reasons supporting Crystallex's decision to develop Las Cristinas with a CIL circuit to recover gold rather than incorporate both CIL and flotation circuits to recover copper and gold.

The decision was based upon a number of considerations including:

    i. The copper grade at Las Cristinas is very low. The average copper grade is 0.13%, which is lower than the copper grade of the tailings produced by most Chilean and Peruvian copper mines.

   ii. Crystallex's proposed gold-only CIL plant is simpler to construct and operate than a gold/copper plant, which also requires two separate tailings facilities to accommodate its effluent discharges as compared to the one required for the CIL plant.

  iii. The gold/copper option requires transportation of a concentrate along the main highway from Las Cristinas to Puerto Ordaz and the construction of concentrate handling and shipping facilities at Puerto Ordaz.

   iv. Metallurgical testwork demonstrated that the gold-only CIL plant would generate an overall gold recovery of 89%. In comparison, the gold/copper plant would generate an overall gold recovery of 81%, which is effectively reduced to 78% as the smelters typically only pay for 95% of the gold content in the concentrate. As a consequence, the gold-only option recovers an extra 786,000 ounces of gold over the life of the mine, while the gold/copper option recovers approximately 193,000 tonnes of payable copper over the life of the mine.

    v. There are no adverse environmental impacts by having the copper report to the tailings. Firstly, as noted, the copper at Las Cristinas is very low grade. Secondly, the tailings dam at Las Cristinas has been designed from first principles to ensure that there are no negative environmental effects from the very low content of copper in the tailings.

   vi. The non-recovery of copper will not have any meaningful adverse metallurgical consequences. The copper mineral in the primary ore is chalcopyrite, the only copper mineral that is not soluble in cyanide, and which therefore does not interfere with the gold recovery process. The only cyanide soluble copper minerals at Las Cristinas are found in the sulphidic saprolite ore type, which only comprises about 10% of the total ore. Ore blending will be used to restrict the proportion of sulphidic saprolite ore in the process circuit.

An economic analysis clearly demonstrated superior returns on investment for the gold-only option. The enhanced economics of the gold only alternative are a result of recovering an additional 786,000 ounces of gold, lower capital costs in the gold only option over the life of the project and lower refining fees for gold produced in dore rather than gold produced in concentrate under the gold/copper option. Together, these more than offset net copper revenue after deducting concentrate transportation, smelting and refining costs. Moreover, the gold only option generates higher royalties to the Government of Venezuela and the CVG than does the gold/copper option.

Crystallex does not require the copper rights for Las Cristinas in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper.

ENGINEERING, PROCUREMENT AND CONSTRUCTION MANAGEMENT (EPCM)

Crystallex awarded SNCL an EPCM contract to provide services for the design, construction and commissioning of a 20,000 tonne per day gold processing facility at Las Cristinas. Detailed engineering commenced upon the awarding of the EPCM mandate and preliminary site clearing is scheduled for the third quarter. Pending receipt of all permits, construction is planned to start during the fourth quarter of 2004. The schedule of engineering design through commissioning of the plant is estimated at approximately twenty four months.

Crystallex is building an outstanding and experienced project development team under Ken Thomas, the Company's Chief Operating Officer. Ron Colquhoun and Barney Burke have recently joined Crystallex as Vice President of Technical Services and Corporate Manager, Projects respectively. Both joined from Barrick Gold Corp. and have extensive experience in managing project development and EPCM arrangements. In addition, John Binns has joined Crystallex as Vice President, Environment. John also previously worked for Barrick in Chile and his fluency in Spanish will greatly assist in implementing our environmental and social development programs. All of the above individuals worked with Ken Thomas for many years at Barrick Gold Corp.

Crystallex has forecast capital expenditures of approximately US$80 million on Las Cristinas during 2004.

SOCIAL DEVELOPMENT PROGRAM

Crystallex is committed to employing the highest standards of corporate citizenship at Las Cristinas and recognizes the importance of developing a long term partnership with the local communities. Crystallex's social development program for Las Cristinas is dedicated to supporting the communities near Las Cristinas with long term employment training, economic development, local infrastructure and health care. Crystallex has hired a Community Relations

Director, based in Las Claritas, to oversee the implementation of the social development program. To date, Crystallex has spent approximately US$2.0 million on the Las Cristinas social development program.

A number of local infrastructure construction projects have been completed, including:

     o  Thirty new homes were constructed for local residents.
     o Built and installed three new water treatment plants, inclusive of reticulation.
     o Built and installed two new sewage treatment plants and related sewerage network.
     o  Upgraded and paved local community roads.
     o Continuing with the upgrading of the local medical centre and supplying of medicines on a monthly basis.

In addition, Crystallex employs over 125 local residents and is providing ongoing programs for technical assistance training and Crystallex is also funding and administering a scholastic scholarship program.

On January 26, 2004, the mayor of the Municipality of Sifontes and the Governor of Bolivar State presented Crystallex and the Las Cristinas Project with the "Orden (Order of) General Dimingos Sifontes - Primera Clase". This annual award is the highest award bestowed by the Municipality and recognizes Crystallex's contribution to the Municipality and its residents.

ENVIRONMENTAL IMPACT STUDY (EIS)

Crystallex and the CVG, together with SNCL, have completed an updated EIS. The EIS updates the Las Cristinas EIS submitted in 1996. The 1996 EIS was approved by the Ministry of Environment and Natural Resources (MARN) in 1997 and the two permits required for conducting mining activities in Venezuela, namely, the Land Occupation Permit and the Permit to Impact Renewable Natural Resources were issued. The 1996 EIS was updated by Crystallex to reflect changes in the project design and environmental characteristics. Some of the project changes include:
(i) reducing the initial processing capacity from 40,000 to 20,000 tonnes per day followed by an expansion to 40,000 tpd in year 9 of the project, (ii) changing the processing flowsheet to produce gold only, (iii) changing the design of the tailings management facility from two cells to one and (iv) the socio-economic baseline has changed with the presence of small scale miners on the property.

The EIS includes additional baseline studies carried out by Crystallex and various consultants. The baseline database has been updated in several areas: additional acid rock drainage testwork and initial cyanide destruction tests by SGS Lakefield, additional socio-economic surveys and a census of unauthorized small scale miners conducted by Proconsult of Venezuela.

Crystallex and the CVG submitted the EIS to the MARN on April 15, 2004. This initiated the final process for environmental permitting for Las Cristinas. Crystallex is aiming to receive conditional approval in the summer of 2004 to start preliminary site work. The CVG have approved a program of additional environmental baseline data collection, including drilling in the tailings management facility, pit and dump areas to confirm soils and groundwater characteristics, additional acid rock drainage tests, a second phase of socio-economic studies and a characterization of the small scale miners. The results of this additional work will be submitted during the second and third quarters of 2004 as addenda to the EIS. Receipt of permits is expected later in 2004. The EIS includes a Site Closure and Rehabilitation Plan and an Environmental Management Plan that meets Venezuelan and World Bank standards.

40,000 TONNE PER DAY FEASIBILITY STUDY

During the first quarter of 2004, SNCL completed a full feasibility study for Las Cristinas based on a 40,000 tonne per day, (tpd) processing rate. The initial (base case) feasibility study completed by SNCL in September 2003 contemplated a 20,000 tpd processing rate. The 40,000 tpd study demonstrates that the economics of the 20,000 tpd base case can be materially improved by constructing a larger scale operation. The 40,000 tpd study provides Crystallex with the flexibility to establish, either initially, or early in the project life a 40,000 tpd operation if there is sufficient financing appetite in the equity and/or bank markets. Crystallex is designing the 20,000 tpd operation to allow for an expansion to 40,000 tpd while minimizing expenses for alterations to the 20,000 tpd operation during the expansion.

Under the 40,000 tpd case, proven and probable reserves, at a $325 per ounce gold price, are estimated at 11.1 million ounces. Gold production averages almost 500,000 ounces per year over a twenty year mine life, and is about 550,000 ounces per year for the first five years. Average annual cash costs are $153 per ounce for the first five years and $193 per ounce over the project life. Using a $325 per ounce gold price, the unleveraged, pre-tax IRR is 16.8%. At $375 per ounce, the IRR climbs to 24.3%.

Key project highlights comparing the 20,000 tpd and 40,000 tpd operations are tabled below:


                           [table begins on next page]

----------------------------------------------------------------------------------------------------
                                                            20,000 TPD                   40,000 TPD
                                                       --------------------         --------------------
Reserves(1) (at $325 per ounce)                        246 million tonnes @         297 million tonnes @
                                                             1.29 g/t                     1.17 g/t

                                                       10.2 million ounces           11.1 million ounces

Mine Life                                                    34 Years                     21 Years
Strip Ratio                                                    1.34                         1.04
Metallurgical Recovery                                         89%                          89%

Average Annual Production - Life of Mine                     266,000                       490,000
Average Annual Production - First Five Years                 311,000                       549,000

Average Cash Cost with Royalties - Life of Mine              $197/oz                       $193/oz
Average Cash Cost with Royalties - First Five Years          $144/oz                       $153/oz

Average Operating Cost - Life of Mine                      $6.70/t ore                   $5.97/t ore

Development Capital Cost                                   $243 million                 $365 million
VAT Estimate                                               $39 million                  $59 million

Cumulative Free Cashflow @ $325 Gold                       $742 million                 $745 million
Cumulative Free Cashflow @ $375 Gold                       $1.2 billion                 $1.2 billion

IRR @ $325 Gold Pre-Tax                                       13.8%                         16.8%
IRR @ $325 Gold After-Tax                                     10.5%                         12.1%

IRR @ $375 Gold Pre-Tax                                       19.4%                         24.3%
IRR @ $375 Gold After-Tax                                     14.6%                         17.5%
----------------------------------------------------------------------------------------------------

(1) Mineral reserve estimates in the Feasibility Studies have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy, and Petroleum as adopted by the Canadian Securities Regulators in National Instrument 43-101 and also meet SEC Industry Guide 7 reserve definitions.

FINANCING PLAN

Crystallex intends to finance the development of Las Cristinas with a combination of equity and project finance debt. Crystallex recently raised gross proceeds of C$115 million in a common share financing, with the majority of the proceeds budgeted for Las Cristinas. These proceeds, together with cash on hand, are sufficient to cover all required expenditures to advance project development into early 2005. To complete the financing for the development of Las Cristinas, Crystallex currently expects to issue equity or arrange other forms of financing later this year, or in early 2005, and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. Crystallex has engaged BNP Paribas ("BNPP") as a project finance advisor to assist in the arranging and structuring of project finance debt for the development of Las Cristinas.

The Albino Concession
---------------------

Company Interest and Authorizations

Crystallex controls 100% of the Albino concession. Crystallex is currently seeking the two permits required to conduct underground mining at Albino, namely the Land Use Permit and the Permit to Impact Renewable Natural Resources. A Land Use Permit was previously issued approving open pit mining at Albino; however, the permit needs to be revised to include underground exploitation as Crystallex's current plan is to develop a small, high grade underground mine beneath the surface of the existing open pit.

Property History

In late 1992, Crystallex become involved in the exploration and subsequent development of the Albino concession. Following an initial program of mapping, soil sampling, ground magnetometer and IP surveys, drilling began in 1993 to test for continuity of gold mineralization along the Conductora-Aguao 2 trend. Between 1993 and 1998, 268 holes were drilled totaling 30,164 metres. Open pit mining at Albino was initiated in 1994 and lasted through 1998. Approximately 41,000 ounces of gold were produced during this period.

Location and Access

The Albino concession is a 500-hectare concession located in southeast Venezuela in Bolivar State. The property is contiguous to the south and east of Las Cristinas 4 and 5. Albino is accessible by a four kilometre gravel road from the village of Las Claritas, just off Troncal 10, the main paved highway linking Puerto Ordaz to the Brazilian border. Rainfall is approximately 15 feet per year.

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

Ore Reserves

Ore reserves (proven and probable) estimated at December 31, 2003 using a $320 per ounce gold price are summarized below:

                            Ore Tonnes       Grade        Contained
                             (000's)         (g/t)        Gold (ozs)
               Proven          121           12.0           46,700
               Probable        149           12.1           57,700
                               ---           ----           ------
               Total           270           12.0          104,400

The Albino Proven and Probable underground mining reserves were calculated using a 5.9 gpt cutoff grade. The ore reserves were estimated in June 2003 by Mine Development Associates, an independent mine engineering company based in Reno, Nevada.

For purposes of determining reserves drill sections are spaced 25 meters apart, and the drill spacing within the sections is 25 meters.

Current Operations

A Feasibility Study, completed by MDA in 2001 demonstrated the viability of developing of a small, moderate to high grade underground gold mine at Albino. MDA also completed an updated reserve estimate for Albino in 2003, which estimated proven and probable reserves, calculated at a gold price of US$320 per ounce, of 270,000 tonnes of ore with an average grade of 12.04 grams/tonne, containing approximately 104,000 ounces of gold.

Crystallex plans to start development of an underground mine at Albino during 2004. Dewatering of the existing open pit has started and Crystallex anticipates receiving the required permits for ramp development during the second quarter of the year. Until the Las Cristinas mill is operating, ore from the Albino mine will be trucked about 250 kilometres to the Revemin mill for processing. The mine is forecast to produce between 15,000 and 20,000 ounces of gold per year for approximately five years based on current reserves, at an average cash cost of about US$175 per ounce. Assuming receipt of required permits, initial gold production should commence in early 2005. Capital expenditures required to reach production are estimated at approximately US$3.2 million and total capital over the life of the mine is estimated at approximately US$7 million.

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

The Tomi Concession
-------------------

Location and Access

Crystallex owns 100% of the Tomi concession, which is located in Bolivar State, 16 kilometres northeast of El Callao. The concession is accessed by a 6 km gravel road branching off the interstate highway linking Puerto Ordaz, the main commercial center of Bolivar State, to the Brazilian border.

Property History

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

There are four adjoining deposits on the concession, namely Charlie Richards, Mackenzie, Milagrito and Fosforito. Mining commenced in 1998 at the Mackenzie open pit, and subsequent to Crystallex's purchase of the concession in August 2000, mining has also been conducted in the Charlie Richards and Milagrito open pits. In 2001, Crystallex completed a 4,456 metre diamond drill program and Feasibility Study (completed by Mine Development Associates) which supported the development of an underground mine below the Charlie Richards pit. Over the course of 2002 and the first half of 2003, a small, high grade underground mine was developed and gold production commenced in the second half of 2003. Crystallex is currently mining the Mackenzie and Milagrito open pits and the Charlie Richards underground mine. Ore from the Tomi concession is trucked approximately twenty one kilometres to Crystallex's Revemin mill for processing.

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

Ore Reserves

Ore Reserves (Probable) estimated at December 31, 2003 using a gold price of $320 per ounce for the underground reserves and $325 per ounce for the open pit reserves are summarized below:

                                 Ore Tonnes     Grade    Contained
                                   (000's)      (g/T)    Gold (ozs)
         Tomi Open Pits             300          4.6       43,900
         Tomi Underground           140         15.2       68,400
         (Charlie Richards)

The ore reserves for the underground portion of the Charlie Richards deposit were calculated by Mine Development Associates using a a cutoff grade of 5.0 g/t Au. The ore reserves for the open pits were estimated using a cutoff of 1.8 g/t Au. For the open pit reserves, the data and model were verified by Dr. Luca Riccio, P. Geo., Consulting Geologist to Crystallex and the pit optimization was undertaken by Scott Hardy, P. Eng., Mine Development Associates.

For purposes of determining reserves drill sections are spaced 25 meters apart, and the drill spacing within the sections is 25 meters.

Current Operations

-----------------------------------------------------------------------------
100% Basis                                2003          2002          2001
TOMI OPEN PITS (100% CRYSTALLEX)
Tonnes Ore Mined                         268,169       25,644        120,876
Tonnes Waste Mined                       919,137        2,908        479,614
Tonnes Ore Processed                     247,644       27,998        122,000
Average Grade of Ore Processed (g/t)        3.48         3.01           3.10
Recovery Rate (%)                             88%          87%            92%
Production (ounces)                       24,360        2,347         11,132
TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                          12,698            0              0
Tonnes Ore Processed                      11,070            0              0
Average Grade of Ore Processed (g/t)        8.31            0              0
Recovery Rate (%)                            93%            0              0
Production (ounces)                        2,753            0              0
-----------------------------------------------------------------------------

Gold production from the Tomi concession was 27,113 ounces in 2003, representing 77% of Crystallex's Venezuelan gold production. At the end of the third quarter, mining of ore was temporarily suspended at the La Victoria mine and shifted entirely to the Tomi concession. As compared with La Victoria, the Tomi ore is higher grade and better gold recoveries are achieved as the Tomi ore does not have the refractory characteristics of the La Victoria ore. During 2003, gold recovery at Revemin from processing Tomi open pit ore averaged 88%, as compared with 68% recovery for La Victoria.

The Tomi deposits are forecast to account for almost all of Crystallex's gold production in 2004. Mining will be conducted at the Milagrito and Mackenzie open pits and the Charlie Richards underground mine. Reserves at Milagrito are expected to be depleted during 2004 and at Mackenzie in early 2005. However, Crystallex has completed a drilling program at the Fosforito deposit and is presently analyzing results. It is Crystallex's belief that the addition of reserves at Fosforito could extend the life of the Tomi open pits into late 2005.

Production at the Charlie Richards underground mine is gradually increasing as recent capital funding provided for new equipment required for optimal development and production. It is expected that the mine will reach design levels of about 200 tonnes of ore per day by the third quarter of 2004. Annual gold production from the underground mine is forecast to range between 10,000 and 17,000 ounces per year for approximately four years based upon current reserves of approximately 68,000 ounces of gold. Cash production costs are forecast to average US$175 per ounce. The Charlie Richards orebody is open at depth and Crystallex expects that underground reserves will continue to be extended over the years as mine development provides on-going access for deeper reserve drilling.

Crystallex has forecast capital expenditures of approximately US$2.0 million for the Tomi concession during 2004.

Revemin Mill
------------

The Revemin mill is a conventional CIL facility capable of treating 1,350 metric tons of ore per day. The Revemin mill processes ore from the La Victoria and Tomi mines as well as ore purchased from independent miners on nearby concessions.

Revemin Mill Production

-----------------------------------------------------------------------------
100% Basis                                    2003         2002       2001
-----------------------------------------------------------------------------
REVEMIN MILL

La Victoria Ore Processed (tonnes)           89,025       326,572    297,000
Tomi Open Pit Ore Processed (tonnes)        247,644        27,998    122,000
Tomi Underground Ore Processed (tonnes)      11,070             0          0
Purchased Ore Processed (tonnes)             22,537        12,339     19,000
TOTAL ORE PROCESSED (TONNES)                370,276       366,909    438,000
HEAD GRADE OF ORE PROCESSED (G/T)              3.51           3.0        3.4
TOTAL RECOVERY RATE (%)                         84%           79%        90%
TOTAL GOLD RECOVERED (OUNCES)                35,244        27,791     42,690
-----------------------------------------------------------------------------
VENEZUELA - COSTS (US$/OUNCE)(1)
-----------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE SOLD                 $378          $346       $178
COST PER TONNE OF  ORE PROCESSED              $9.91        $10.50      $9.08
-----------------------------------------------------------------------------

(1) Ore from Tomi, La Victoria and purchased material is processed at Crystallex's Revemin mill.

El Callao Properties - The Lo Increible Deposits
------------------------------------------------

The Lo Increible gold property is located adjacent to Crystallex's Revemin mill in El Callao. The project consists of two adjacent claims aggregating 9,704 hectares. Six deposits have been identified on the property, the largest of which is the La Victoria deposit. Crystallex acquired the project through a take-over bid for all of the shares of El Callao Mining Corporation and the purchase from Bema Gold Corp. of both US$16 million of debt that El Callao Mining owed to Bema Gold and Bema Gold's royalty on the project's cash flow. Crystallex indirectly owns 51% of the Lo Increible project and the right to increase its ownership to 70%, and the remaining 49% ownership is currently controlled by Venezuelan partners unrelated to Crystallex. Crystallex and its Venezuelan partners have agreed that the net income from the Lo Increible Project is applied to the reduction of debt owing to Crystallex in amounts ranging from 50% to 75% of such net income.

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

In 1997, El Callao Mining commissioned MRDI, an independent engineering firm based in San Mateo, California, to conduct a mineral deposit estimate of the Lo Increible deposits based on a data base of 49,377 meters of drilling in 302 holes. The mineral deposit estimate was completed in 1998 and subsequently revised in 2000 based on the information provided by 19 additional holes totaling 1,925 meters.

In addition to the mineral deposit defined by this drilling, El Callao's work led to the identification of several mineralized zones with potential for open pittable mineralization.

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

Crystallex is currently undertaking a 7,500 meter drill program. A new reserve estimate and mine plan is expected to be completed upon completion of the drill program and the Bio-oxidation pilot plant program. (See Item 4D, "Property, Plants and Equipment, Las Cristinas 4, 5, 6 and 7 - Current Operations La Victoria.")

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

Ore Reserves (La Victoria Deposit)

Ore reserves (probable) at La Victoria estimated at December 31, 2003 using a gold price of $325 per ounce, are summarized below:

                                Ore Tonnes          Grade      Contained
                                  (000's)           (g/T)      Gold (ozs)
         La Victoria               1,215             5.2        202,600

For the La Victoria open pit reserve estimate, the data and model were verified by Dr. Luca Riccio, P. Geo., Consulting Geologist to Crystallex and the pit optimization was undertaken by

Scott Hardy, P. Eng., Mine Development Associates. The La Victoria reserves were calculated using a cut off grade of 2.1 g/t.

Mineralized material at the five other Lo Increible deposits (LC, T, S, LL, E) do not qualify as reserves for United States reporting purposes, under SEC Industry Guide 7.

For purposes of determining reserves for La Victoria, drill sections are spaced 25 to 50 meters apart, and the drill spacing within the sections is in the range of 25 to 50 meters.

Current Operations La Victoria

----------------------------------------------------------------------------
100% Basis                                   2003          2002        2001
LA VICTORIA (51% CRYSTALLEX)(1),(2)
Tonnes Ore Mined2                          86,078       333,857     260,098
Tonnes Waste Mined                        461,163       937,949     613,210
Tonnes Ore Processed                       89,025       326,572     297,000
Average Grade of Ore Processed               2.84           2.8         3.1
(g/t)
Recovery Rate (%)                             68%           76%         90%
Production (ounces)                         5,564        22,548      26,504
----------------------------------------------------------------------------

(1) Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. However, Crystallex has an 87.5% share of the distributable cashflow from Osmin until the first US$4.0 million of debt owing from Osmin is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $30.6 million at December 31, 2003) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

(2) Crystallex commenced mining at La Victoria in April 2001.

La Victoria is the largest of six deposits on the Lo Increible property located in southeastern Venezuela in the historic El Callao gold district. The property is located three kilometres north of the town of El Callao in Bolivar State. Crystallex acquired its 51% interest in Lo Increible in 2001 and commenced open pit mining at La Victoria in April of that year.

During the second quarter of 2002, with the transition from mining saprolite ore to sulphide ore, gold recoveries declined from over 90% to about 75%. Mining and processing of ore continued for the first three quarters of 2003, however recoveries averaged only 68% for the first nine months of 2003 and just 54% for the third quarter.

Initial metallurgical testwork on the La Victoria sulphide ore deposit demonstrated that the content of refractory ore was higher than originally estimated, and as a consequence a significant portion of the sulphide ore cannot be economically processed using the conventional cyanide gold extraction process at the Revemin mill. The gold in the La Victoria ore is encapsulated in sulphide minerals which prevent sufficient quantities of gold from being exposed to cyanide, and thus results in low gold recovery. Bench scale testwork at SGS Lakefield Research indicated that the ore at La Victoria is very amenable to Bio-Oxidation (BIOX), a pre-treatment step that breaks down the sulphide minerals through accelerating the oxidation process, thereby exposing the gold for subsequent removal by cyanide leaching.

Crystallex is currently evaluating the viability of constructing and operating a Bio-Oxidation plant at the Revemin mill. Fully evaluating the property's economic viability requires a drilling program to be conducted to assess the size and grade of the La Victoria ore deposit and pilot plant testing of the Bio-Oxidation process. The drill program started in late March 2004. In addition, a bulk ore sample has been shipped to South Africa for BIOX pilot plant testing. Results should be available to undertake a comprehensive economic evaluation in the third quarter. Mining of ore was stopped in the last quarter of 2003, but waste stripping continues at a reduced rate. Full production will restart if a decision is made to proceed with the installation of a Bio-Oxidation plant. Crystallex has budgeted US$1.1 million for the drill program and pilot plant testing in 2004.

At year end 2003, Crystallex completed an economic valuation for La Victoria including capital and operating cost estimates for a Bio-Oxidation plant. It was determined that the current asset value was materially less than the net book value due to the limited reserves that exist at this point in time, (the drill program referred to above is now underway to determine the full extent of La Victoria's reserve potential). Accordingly, Crystallex wrote-down the carrying value of La Victoria by C$18.8 million, reducing the carrying value to zero. As noted, a further property assessment will be conducted when an updated reserve estimate and Bio-Oxidation pilot plant results are available. Based on the positive bench scale Bio-Oxidation testwork and current geological interpretation, Crystallex believes La Victoria will be restored as a viable operation through the Bio-Oxidation process and a successful outcome of the reserve drilling program.

Mineiro Concessions
-------------------

Crystallex has not performed any mining activities on the Mineiro concession in Brazil.

The Santa Elena, Carabobo and San Miguel Concessions
----------------------------------------------------

Crystallex has not conducted any exploration work on these properties for the past ten years. At year-end 2003, Crystallex wrotedown the entire carrying value of these properties.

Knob Hill Property and Other Properties
---------------------------------------

Crystallex has not performed any mining activities on other properties, such as the Knob Hill concession in Canada. Crystallex has written down the carrying value of these properties to zero.

              ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS
              -----------------------------------------------------

This discussion of Crystallex's financial condition and results of the operations should be read in conjunction with the 2003 audited consolidated financial statements and the related notes. Crystallex prepares and files its consolidated financial statements and Management's Discussion and Analysis ("MD&A") in Canadian dollars (unless otherwise stated) and in accordance with Canadian generally accepted accounting principles ("GAAP").

A.       FINANCIAL OVERVIEW

These consolidated financial statements have been reconciled to US GAAP as discussed in Note 17 to the consolidated financial statements contained in this Form 20-F Annual Report.

2003 HIGHLIGHTS

   o Positive Feasibility Study for the Las Cristinas gold project completed by SNCL.

   o Strengthened senior management with the hiring of Todd Bruce as President and Chief Executive Officer and Ken Thomas as Chief Operating Officer. Closed the Vancouver office and consolidated Crystallex's management and administrative operations at its new Toronto head office.

   o Received bids by year end for EPCM services for the development of Las Cristinas.

   o  Reserves at December 31, 2003, of 10.6 million ounces of gold, including
      10.2 million ounces at Las Cristinas.

   o Common share and special warrant financings in August and September 2003 raised gross proceeds of US$38.2 million. Cash at December 31, 2003, of $33.9 million.

   o Policy to become hedge free. Reduced gold contracts in 2003 by 25%, or 122,000 ounces. In 2004, plan to buy back additional contracts in an amount at least equivalent to gold production for the year.

   o  Sold the San Gregorio mining interests and related assets in Uruguay.

   o Net loss for the year of $82.1 million, or ($0.70) per share, inclusive of a non-hedge derivative loss of $21.7 million, or ($0.18) per share and a non-cash write-down of mineral properties of $23.0 million, or ($0.20) per share.

SUBSEQUENT TO YEAR-END

   o In January and February, further strengthened management by recruiting three senior project development executives: Ron Colquhoun as Vice President Technical Services; Barney Burke as Corporate Manager, Projects; and John Binns as Vice President Environment.

   o On March 8, received approval of the Las Cristinas Feasibility Study from the CVG.

   o On March 25, awarded an EPCM contract to SNCL to provide services for the construction of Las Cristinas. The EPCM schedule is approximately twenty-four months. Detailed engineering has commenced.

   o Closed a common share financing of 28.75 million common shares at $4.00 per share for gross proceeds of $115 million. Net proceeds received of US$71.7 million will be used to fund the development of Las Cristinas.

   o On April 15, submitted the Environmental Impact Study (EIS) for Las Cristinas to the CVG and the Ministry of the Environment and Natural Resources (MARN). Receipt of all required permits to start construction of Las Cristinas is expected later in 2004.

OVERVIEW

Crystallex recorded a number of significant achievements during 2003 and continues to make considerable progress in early 2004. A positive Feasibility Study, which was completed for the Las Cristinas project in September 2003, was approved by the CVG on March 8, 2004. The study confirmed the economic and technical viability of Las Cristinas using conventional open pit mining and carbon-in-leach (CIL) gold processing. Also during 2003, Requests for Proposals
(RFPs) were prepared and issued to engineering firms to bid for EPCM services related to the construction of Las Cristinas. After a thorough evaluation process, SNCL was appointed on March 25, 2004 as the EPCM contractor for the Las Cristinas project. The project schedule, from detailed engineering through commissioning of the plant, is estimated to be approximately twenty-four months.

The EIS for Las Cristinas was recently revised in conjunction with the CVG. The permitting process was initiated with the submission of the final EIS to the CVG and the MARN on April 15, 2004. Crystallex is aiming to obtain interim approval during the summer to begin site preparation work and hopes to receive the final environmental and mining permits necessary to begin construction activities during the fourth quarter of 2004.

Crystallex has met all the required social commitments in the Las Cristinas Mining Operating Agreement (MOA) with the CVG. Local infrastructure projects, including building thirty new houses, installing new sewerage and water treatment facilities and road upgrading have been completed. Crystallex is also upgrading a medical clinic and providing medicine on a monthly basis. As required under the MOA, Crystallex has employed 125 local residents at the project and is providing ongoing job training programs.

Crystallex started an infill drill program at Las Cristinas during the first quarter of 2004 which is expected to add to reserves.

In the third quarter of 2003, Crystallex sold its San Gregorio mine in Uruguay to Uruguay Mineral Explorations Inc. (UME). The transaction was very positive for Crystallex, as UME assumed all obligations and liabilities, including closure and environmental obligations, as well as funding the closing of the San Gregorio gold forward sale position of 37,640 ounces. UME will also pay Crystallex sale proceeds of US$2.0 million during 2004.

The sale of the San Gregorio assets advanced Crystallex's objective of reducing its gold hedge book. During 2003, Crystallex reduced its forward sales and call options sold by 122,000 ounces. This was accomplished through the San Gregorio sale, a buyback of 25,000 ounces of forward sales contracts and by delivering gold production into forward contracts. Crystallex had approximately 350,000 ounces of forward sales and call options sold at the end of 2003 at an average price of US$304 per ounce. During 2004, Crystallex intends to close additional contracts through financial settlements.

By the end of the third quarter 2003, Crystallex had considerably improved its cash position. Gross proceeds of US$38.2 million were raised in two special warrant financings in August and September. A portion of the proceeds were used for immediate capital investments at our existing Tomi mines and Revemin mill and quickly contributed to the improved operating performance during the fourth quarter of the year. Gold production of 15,200 ounces in the fourth quarter accounted for 43% of total gold production of approximately 35,200 ounces from the Venezuelan operations in 2003. In 2004, Crystallex expects to produce about 50,000 ounces of gold.

Crystallex's cash position was further strengthened with the $115 million common share financing subsequent to year-end. These proceeds will allow Crystallex to advance with engineering, equipment purchasing and start development of Las Cristinas during 2004. The total financing requirement for Las Cristinas is estimated at approximately US$340 million, including US$39 million of refundable VAT, a cost overrun requirement to support our guarantee of a planned project debt financing, interest during the construction period and various financing fees. Currently, Crystallex expects to finance the construction of Las Cristinas with a combination of equity and project debt.

FINANCIAL RESULTS OVERVIEW

------------------------------------------------------------------------------------------------------------
                                                                2003                2002                2001

OPERATING STATISTICS
Venezuela Gold Production                                     35,244              27,791              42,690
Uruguay Gold Production1                                      41,729              66,832              66,957
Total Gold Production (ounces)                                76,973              94,623             109,647
Total Cash Cost Per Ounce Sold2,3                             US$378              US$346              US$178
Average Realized Price Per Ounce 3                            US$363              US$310              US$242
Average Spot Gold Price Per Ounce                             US$363              US$310              US$271

FINANCIAL STATISTICS (C$ THOUSANDS)
Revenues(3)                                                  $15,567             $13,318             $16,006
Cash Flow from Operating Activities (3,4)                   ($34,308)            ($4,549)             $4,318
Net Loss                                                    ($82,054)           ($56,460)           ($42,552)
Net Loss per Basic Share                                      ($0.70)             ($0.67)             ($0.62)
Weighted Average Number of Common Shares
Outstanding                                              118,309,198          84,441,287          69,117,738
------------------------------------------------------------------------------------------------------------

(1) Includes nine months production from San Gregorio in 2003. On the Financial Statements, San Gregorio is accounted for as a Discontinued Operation.
(2) This is a non-GAAP measure. For an explanation of Total Cash Costs refer to the section of Non-GAAP measures.
(3) From continuing operations only (excludes San Gregorio).
(4) Includes Working Capital changes, before capital expenditures.

During 2003, Crystallex incurred a net loss of $82.1 million, or $0.70 per share as compared with a net loss of $56.5 million, or $0.67 per share in 2002. The larger net loss in 2003 was primarily attributable to a non-cash charge of $23.0 million for a write-down of mineral properties (of which $18.8 million relates to the La Victoria property), an increase in general and administrative expenses from $9.0 million to $22.4 million, and a foreign exchange loss of $4.5 million. The foreign exchange loss was due to the impact of the weakening of the U.S. dollar on Crystallex's Canadian dollar obligations. These items were partially offset by a reduction in the non-hedge derivative loss to $21.7 million in 2003 as compared with a $34.8 million loss in 2002.

Revenue on our Statement of Operations represents revenue from the Venezuelan operations only, as San Gregorio is accounted for as a Discontinued Operation. Revenue in 2003 was $15.6 million, as compared with $13.3 million in 2002. The increase in revenue is attributable to selling more ounces of gold in Venezuela at a higher average realized price. Gold sales in 2003 were 30,632 ounces at an average realized price of US$363 per ounce, as compared with 28,088 ounces in 2002 at an average realized price of US$310 per ounce.

Operating cash flow from continuing operations, before capital expenditures, was a utilization of $34.3 million in 2003, as compared with a utilization of $4.5 million in 2002. Higher general and administrative expenses, cash used to reduce the gold hedge book and a greater use of cash related to working capital changes were the main reasons for a larger operating cash flow deficit in 2003.

Financing activities increased during 2003. Crystallex raised approximately $75 million during the year, primarily with special warrant financings. The financings in 2003 and the April 2004 common share financing for gross proceeds of $115 million have considerably improved Crystallex's liquidity.

INCOME STATEMENT

PRODUCTION AND GOLD SALES REVENUE

--------------------------------------------------------------------------------
                                                 2003              2002
GOLD PRODUCTION (OUNCES)
     San Gregorio(1)                           41,729            66,832
     La Victoria                                5,564            22,548
     Tomi Open Pit                             24,360             2,347
     Tomi Underground                           2,753                 0
     Purchased Material                         2,567             2,896
TOTAL                                          76,973            94,623

TOTAL CASH COSTS (US$/OUNCE)
     San Gregorio                                $276              $237
     Venezuela                                   $378              $346
COMPANY AVERAGE                                  $323              $269
--------------------------------------------------------------------------------

(1) Figures are for the nine months of 2003 that Crystallex owned San Gregorio.
(2) Ore from Tomi, La Victoria and Purchased material is processed at Crystallex's Revemin mill.

In 2003, Crystallex produced almost 77,000 ounces of gold, about 18,000 ounces less than the 95,000 ounces produced in 2002. The decrease was due to selling the San Gregorio mine at the end of the third quarter of 2003, although this was partially offset by higher gold production in Venezuela. Gold production in Venezuela was approximately 35,000 ounces in 2003, a 25% increase over the 28,000 ounces produced in 2002. There was a considerable improvement in operating performance during the final quarter of 2003, with gold production reaching 15,200 ounces, as compared with 4,300 ounces in the first quarter. This was attributable primarily to increasing mill throughput resulting from capital investments in equipment and spare parts, as well as from higher ore grades and gold recoveries. The Revemin mill operated at 98% of its 1,350 tonne per day capacity during the fourth quarter of 2003, up from only 55% in the first quarter of the year. Gold recovery, which averaged 84% for the year, was 92% in the fourth quarter. The grade of ore processed at the Revemin mill during the fourth quarter averaged 4.2 grams per tonne, as compared with 3.5 grams per tonne for the full year and 3.0 grams per tonne in 2002.

TOMI

Tomi was Crystallex's main producing concession in 2003, accounting for about 77% of Venezuelan production. Tomi produced 27,113 ounces in 2003, of which 24,360 ounces were from the Milagrito and Mackenzie open pit mines and the balance of 2,753 ounces were from the new Charlie Richards underground mine.

Almost all of Crystallex's forecast gold production of 50,000 ounces in 2004 will come from the Tomi concession. Mining will be conducted at the Milagrito and Mackenzie open pits and the Charlie Richards underground mine. The open pit reserves at Tomi are forecast to be depleted during 2005.

Production at the Charlie Richards underground mine is expected to reach design levels of about 200 tonnes of ore per day by the third quarter of 2004. At full operation, annual gold production from the underground mine is forecast to range between 10,000 and 17,000 ounces per year for approximately four years at current estimated reserves of 68,000 ounces of gold. Total cash costs are forecast to average US$175 per ounce.

Crystallex has forecast capital expenditures of approximately US$2.0 million for the Tomi concession during 2004.

LA VICTORIA

The La Victoria deposit contains a significant quantity of sulphide refractory ore, which results in low gold recoveries when processed at the Revemin mill, which is a conventional cyanide-in-leach plant. The recovery of gold from La Victoria ore averaged only 54% during the third quarter of 2003 and 68% for the first nine months of the year. As a consequence, the production of ore has been suspended at La Victoria while Crystallex assesses the viability of treating the refractory ore in a Bio-Oxidation circuit prior to cyanide leaching. Crystallex is currently conducting a Bio-Oxidation pilot plant test on a twenty tonne sample of ore from La Victoria. Due to a lack of capital in the past, data from previous drilling is insufficient to accurately confirm the full extent of La Victoria's reserve potential. Consequently, an infill drill program is underway to better determine the size and grade of the deposit. Production will resume at La Victoria if the Bio-Oxidation process is technically viable and the project generates an acceptable economic return. A decision will likely be made in the third quarter of 2004.

Crystallex wrote-down its entire $18.8 million carrying value of La Victoria in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Nevertheless, based on positive preliminary Bio-Oxidation testwork and geological interpretations, Crystallex is optimistic that La Victoria can be restored to economic viability.

GOLD SALES

The Mining Revenue line on the Statement of Operations of Crystallex only includes gold sales from our Venezuelan mines, as the San Gregorio mine in Uruguay was sold at the end of the third quarter of 2003 and is accounted for as a Discontinued Operation. Gold sales were 30,362 ounces in 2003 from operations in Venezuela. This is less than production of 35,244 ounces as approximately 4,900 ounces of gold produced in December 2003 were not sold until after year-end. Including gold sales from San Gregorio of 39,562 ounces, total gold sales for the year were 70,194 ounces.

Spot gold prices averaged US$363 per ounce in 2003, up from US$310 in 2002. In Venezuela, all our gold is sold to the Central Bank and Crystallex receives the prevailing spot gold price. During 2003, we received an average price of US$363 per ounce for our Venezuelan gold sales. This generated revenue on our Statement of Operations of $15.6 million during 2003.

Most of the gold sales from Uruguay were delivered against forward sales positions and Crystallex realized an average price of US$297 per ounce on gold sales from Uruguay.

In 2004, Crystallex expects to continue to sell all gold production to the Venezuelan Central Bank and realize the spot price of gold on these sales. Gold sales proceeds are received in local currency and will be utilized to fund ongoing operations and capital projects in Venezuela.

OPERATING EXPENSES

Crystallex's total cash costs of production include mining, processing, mine administration, royalties and production taxes and excludes corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs, exploration and reclamation accruals.

Crystallex's cost of sales for 2003 were $16.2 million as compared with $15.2 million in 2002, as more ounces of gold were produced and sold in 2003 than in 2002. Gold sales from continuing operations were 30,632 ounces in 2003, as compared with 28,088 ounces in 2002. The total cash costs per ounce of gold sold from Venezuela was US$378 per ounce in 2003, however when gold production from discontinued operations (Uruguay) is included, Crystallex's total cash costs were US$323 per ounce. Operating costs in Venezuela were high during the first nine months of 2003, particularly in the first quarter when they averaged US$460 per ounce. The high costs were primarily a result of low gold recoveries at La Victoria. Gold production improved materially by year end as mining was entirely conducted at the Tomi concession, which is higher grade and yields higher gold recoveries than experienced at La Victoria.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative (G&A) expenses totalled $22.4 million during 2003, as compared with about $9.0 million in 2002. Compensation, including salaries and bonuses, comprised the largest component of G&A during 2003, at about $7.4 million. Other significant G&A expense categories included legal and audit fees of $3.8 million, advisory and consulting fees of about $3.0 million, Caracas office G&A of $2.0 million and insurance of $1.3 million.

G&A expenses in 2003 were approximately $13.4 million higher than in 2002. During the year Crystallex incurred unusual and one-time expenses in respect of: special one-time bonus payments to officers and directors related to the consummation of the Las Cristinas mining agreement; bonus and success fees paid to various Venezuelan litigation and other legal counsels; professional fees related to responding and satisfying questions raised during an ongoing regulatory review; successful completion of several financings and office closures with related consolidation costs. At least $5 million of such costs represent one-time expenditures. In addition, Crystallex has significantly added to its senior staff in contemplation of the commencement of the financing and construction of the Las Cristinas project, further increasing G&A expenditures.

The largest component of the $13.4 million increase was bonus payments, which were $2.9 million higher in 2003 as compared with 2002. Included in the $2.9 million increase are $1.3 million of special bonuses paid in September 2003 to management and directors of Crystallex and $1.1 million of success fees paid to Crystallex's Venezuelan legal counsel, all as one-time payments specifically in recognition of their commitment of time and effort on behalf of Crystallex, over several years, in successfully consummating the Las Cristinas mining operation agreement. The payments were approved by an independent compensation committee of the Board of Directors.

Advisory fees accounted for $2.3 million of the increase of G&A expenditures in 2003 as compared with 2002. The two principal advisory fees were related to the engagement of an investment bank to provide corporate advisory services and for the engagement of a project finance debt advisor for Las Cristinas. Other G&A areas that had material increases during 2003 included legal and audit fees, which increased by $2.1 million and insurance which increased by $1.1 million.

FORWARD SALES AND WRITTEN CALL OPTIONS

Crystallex has adopted a policy to become hedge free as we hold the view that the market ascribes a discount to derivatives. Crystallex plans to eliminate its existing economic derivative commitments, which consist of call options sold and forward sales contracts. This will be accomplished by repurchasing forward sales and call option contracts at opportune times. To facilitate this approach, Crystallex plans to negotiate with its counterparties to move certain commitments to future periods.

Crystallex made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was mainly accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately US$74 per ounce or US$1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year-end, Crystallex's contracted ounces represented just 3% of our reserves.

As tabled below, at December 31, 2003, Crystallex's derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 224,169 ounces of call options sold at an average price of US$303 per ounce.

-----------------------------------------------------------------------------------------------------------
                                                         2004           2005            2006          TOTAL
Fixed Forward Gold Sales (ounces)                      43,430         42,430          39,996        125,856
Average Price (US$/ounce)                                $300           $305            $310           $305
Written Gold Call Options (ounces)                    127,237         94,932           2,000        224,169
Average Exercise Price (US$/ounce)                       $298           $309            $348           $303
TOTAL (OUNCES)                                        170,667        137,362          41,996        350,025
AVERAGE PRICE (US$/OUNCE)                                $299           $308            $312           $304
-----------------------------------------------------------------------------------------------------------

Accounting for Derivative Instruments

Crystallex's existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. Crystallex's metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interests rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact Crystallex's cash flow. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $19.4 million. In addition, realized losses of $2.3 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At December 31, 2003, the unrealized mark-to-market value of Crystallex's gold forward sales and call options, calculated at a year end spot price of US$415 per ounce was negative $52.6 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year-end and does not represent an obligation for payment. Crystallex's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where Crystallex is unable to meet the obligations under the fixed forward sales or call options, Crystallex may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If Crystallex were to purchase gold in the market or settle the contracts financially, it would result in a reduction of Crystallex's cash. The table below illustrates the cash requirement if Crystallex had to financially settle contract positions in excess of planned production. The analysis assumes Crystallex proceeds with a Bio Oxidation operation at La Victoria, the Albino mine is developed on schedule and excludes future Las Cristinas production. It also assumes Crystallex is unable to roll existing contracts to future periods. The December 31, 2003 spot gold price of US$415 per ounce is used.

--------------------------------------------------------------------------------------------------------------
US$ MILLIONS                                                  2004          2005         2006         TOTAL
Total ounces Committed                                     170,667       137,362       41,996       350,025
Planned Production                                          50,000        75,000       65,000       190,000
Excess Committed Ounces                                    120,667        62,362          nil       183,029
Average Committed Price (US$/oz)                              $299          $308         $312          $302(1)
Average Assumed Spot Price (US$/oz)                           $415          $415         $415          $415
CASH REQUIRED TO SETTLE EXCESS POSITIONS                     $14.0          $6.7          NIL         $20.7
--------------------------------------------------------------------------------------------------------------

(1) Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

Crystallex cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under "Forward Looking Statements" in the Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

WRITE-DOWN OF MINERAL PROPERTIES

Crystallex annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and where the cash flows are less, a write-down to estimated fair value is recorded. In 2003, Crystallex incurred mineral property write-downs of $23.0 million. Management concluded that the undiscounted cash flow from currently estimated reserves at the La Victoria property, determined using a US$325 per ounce gold price and preliminary capital and operating cost estimates for a Bio-Oxidation plant, would be insufficient to recover the carrying value of the property. In accordance with Canadian GAAP, Crystallex wrote-down the value of the La Victoria property by $18.8 million, reducing the carrying value to zero. A lack of capital, in the past, prevented Crystallex from undertaking a comprehensive drill program to determine the full extent of La Victoria's reserve potential. Crystallex is presently drilling at La Victoria and expects to have a revised reserve estimate during the third quarter of 2004. In addition, Crystallex will soon be conducting a Bio-Oxidation pilot plant test to confirm the amenability of the La Victoria ore to the Bio-Oxidation process.

The remaining $4.2 million balance of the $23.0 million of mineral property write-downs is related to various exploration properties, principally the Santa Elena property in Venezuela.

LIQUIDITY AND CAPITAL RESOURCES

Historically, Crystallex's principal source of liquidity has been equity and equity-equivalent forms of financings as Crystallex's operations have not generated sufficient cash to meet its operating requirements and planned capital expenditures. Crystallex anticipates capital needs of approximately US$350 million over the next two years, related to developing Las Cristinas and for capital projects at existing operations. In addition, over the same period, Crystallex forecasts cash requirements of between US$30 million to US$40 million to cover general and administrative requirements, debt service and operating cash flow deficits. Crystallex will continue to rely on the equity markets for meeting its commitments and planned expenditures and also intends to access the project debt finance market to meet a portion of the expected capital expenditures for the development of Las Cristinas.

Crystallex intends to finance the development of Las Cristinas with a combination of equity and project finance debt. Crystallex has recently closed an offering of 28.75 million shares priced at $4.00 per share for gross proceeds of $115 million. The proceeds will primarily be used to fund the development of Las Cristinas. To advance the Las Cristinas project to commercial production, Crystallex currently expects to issue equity or arrange other forms of financing later this year or in early 2005 and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. There can be no assurance that these financing arrangements will be available, or available on terms acceptable to Crystallex.

WORKING CAPITAL

At December 31, 2003, Crystallex's working capital position improved significantly to $4.7 million from negative $19.5 million at December 31, 2002. The increase was due to common share and warrant financings during the third quarter of 2003, which raised aggregate gross proceeds of US$38.2 million. Crystallex's cash position at December 31, 2003 was $33.9 million. Furthermore, the recent $115 million common share financing has considerably enhanced Crystallex's liquidity.

CASH FLOW FROM OPERATIONS

Operating cash flow (after working capital changes and before capital expenditures) was a utilization of $34.3 million in 2003. A cash flow deficit was incurred as revenues from gold sales were offset by direct operating costs of production; consequently, there was no cash flow to provide for general and administrative expenses, interest expenses and working capital changes.

The deficit of $34.3 million in 2003 was $29.8 million higher than the deficit of $4.5 million in 2002. The increase was mainly due to an $11.4 million increase in General and Administrative cash expenditures (a portion of G&A expenses in 2003 were paid in shares and warrants of Crystallex) and a $9.5 million increase in cash used for changes in working capital items. Also, Crystallex spent $2.3 million on reducing its gold forward sales positions during the year, including a buyback of 25,000 ounces of forward sales contracts at a spot price of US$372 per ounce.

Crystallex expects to have a cash flow deficit of approximately US$15 million in 2004 as cash flow from the operations will be insufficient to fund general and administrative expenses, debt service and cash obligations related to Crystallex's gold hedge book.

INVESTING ACTIVITIES

Crystallex's principal investing activities are for capital expenditures at its operations.

Capital expenditures during 2003 totalled $12.3 million, as compared with $42.2 million in 2002. The reduction in capital spending was largely due to reduced expenditures at Las Cristinas. Expenditures at Las Cristinas were $37.4 million in 2002 and included a US$15.0 million payment to the CVG under the terms of the Mining Operating Agreement. The investments in 2003 were principally for the Las Cristinas project ($9.9 million), including the costs for the Feasibility Study, maintaining the camp and completing the social development infrastructure programs. The balance of the capital expenditures were related to the operating mines in Venezuela.

Crystallex is planning significant capital expenditures in 2004 and 2005, mainly for the development of the Las Cristinas project. The timing of these expenditures will be determined by our ability to raise both equity and debt financing. Capital expenditures during 2004 are estimated at approximately US$88 million as follows: Las Cristinas US$80 million; Tomi US$2 million; Revemin Mill US$3 million and Albino US$3 million.

If Crystallex proceeds with the construction of a Bio Oxidation plant at Revemin for processing La Victoria ore, it is presently estimated that capital expenditures of approximately $15 million will be required for the plant and for development work at the La Victoria mine. These expenditures would largely be incurred in 2005.

It is expected that the projected operating deficit and capital expenditure requirements for 2004 will be funded with the proceeds from the $115 million equity financing and from cash on hand of $33.8 million at December 31, 2003. As noted, to complete the development of Las Cristinas, Crystallex currently expects to issue equity or arrange other forms of financing later in 2004, or in early 2005 and anticipates closing a project finance debt transaction in 2005.

Crystallex expects to realize cash proceeds of US$2.0 million from the sale of the San Gregorio mine in 2004. The first instalment of US$1.0 million was received by Crystallex on April 14, 2004.

FINANCING ACTIVITIES

During 2003, Crystallex raised net financing proceeds of $75.1 million, of which $61.7 million were proceeds from five special warrant financings throughout the year, $9.4 million were proceeds from the issuance of common stock and $4.1 million were proceeds from a convertible note financing. The convertible notes were converted into common shares during the fourth quarter of 2003. Refer to
Note 8 of Notes to the Financial Statements for details of the special warrant financings.

In addition, common shares were issued during the year for the following main activities: on the exercise of warrants and special warrants (22.1 million shares); upon the conversion of convertible notes (17.0 million shares); for bank loan repayments (2.3 million shares); for legal fees (1.3 million shares) and for financial advisory fees (350,000 shares). Crystallex also issued warrants and special warrants during 2003 for the following main activities:
13.9 million warrants and special warrants issued for cash; 900,000 common share warrants issued for consulting fees and 450,000 warrants issued as part of the convertible note financing noted above. Payment of various fees in common shares during the first nine months of 2003 reflects Crystallex's previous lack of liquidity. Equity financings since August 2003 (including the recent $115 million common share financing) have significantly improved Crystallex's liquidity and it is now Crystallex's intention to use cash rather than common shares to meet its obligations.

Debt repayments were $2.1 million during 2003. At year end, Crystallex's total debt outstanding was $9.7 million. The debt is a term loan with Standard Bank London Limited secured by certain of Crystallex's assets (excluding Las Cristinas). The loan bears interest at approximately 2.5% over Libor with principal payments due semi-annually until 2006. Total debt was reduced from $34 million at year end 2002, principally by issuing common shares upon the conversion of convertible notes.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Crystallex's contractual obligations and commitments are tabled below:

------------------------------------------------------------------------------------------------------------
                                                             2004                  2005                 2006
------------------------------------------------------------------------------------------------------------
Scheduled Debt Repayments                            US$1,030,000          US$4,400,000         US$2,058,000
------------------------------------------------------------------------------------------------------------
Operating Lease Obligations                              $204,000              $208,000             $198,000
------------------------------------------------------------------------------------------------------------
Precious Metal Contracts:
------------------------------------------------------------------------------------------------------------
     Fixed Forward Contracts                       43,430 oz @ an        42,430 oz @ an       39,996 oz @ an
                                                       average of          average of            average of
                                                        US$300/oz          US$305/oz             US$310/oz
------------------------------------------------------------------------------------------------------------
     Call Options Sold                               127,237 oz @        94,932 oz @ an        2,000 oz @ an
                                                     an average of          average of           average of
                                                       US$298/oz            US$309/oz            US$348/oz
------------------------------------------------------------------------------------------------------------

In addition, Crystallex has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, Crystallex's only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

OUTSTANDING SHARE DATA

At May 3, 2004, 179,498,492 common shares of Crystallex were issued and outstanding. In addition, at April 12, 2004 options to purchase 10,234,000 common shares of Crystallex were outstanding under Crystallex's option plan and warrants to purchase 18,334,905 common shares of Crystallex were issued and outstanding.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of asset and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

PROPERTY EVALUATIONS

Crystallex reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cashflows are less than the carrying amount.

CAPITALIZATION OF EXPLORATION AND DEVELOPMENT COSTS

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

COMMODITY DERIVATIVE CONTRACTS

Crystallex uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions deferred credit and deferred charge, at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as an unrealized non-hedge derivative loss/gain.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce sold may be reconciled to our Statement of Operations as follows:

------------------------------------------------------------------------------------------------------------
C$,000                                                           2003                2002               2001
------------------------------------------------------------------------------------------------------------
Operating Costs per Financial Statements                   16,240,363          15,191,619         11,696,769
------------------------------------------------------------------------------------------------------------
By-Product Credits                                                 --                  --                 --
------------------------------------------------------------------------------------------------------------
Reclamation and Closure Costs                                      --                  --                 --
------------------------------------------------------------------------------------------------------------
Operating Costs for Per Ounce Calculation                  16,240,363          15,191,619         11,696,769
------------------------------------------------------------------------------------------------------------
Ounces Sold                                                    30,632              28,088             42,690
------------------------------------------------------------------------------------------------------------
Total Cash Cost Per Ounce C$                                    C$530               C$541              C$274
------------------------------------------------------------------------------------------------------------
Average Annual C$/US$ F/X Rate                                   1.40                1.57               1.55
------------------------------------------------------------------------------------------------------------
Total Cash Cost Per Ounce Sold US$                             US$378              US$346             US$178
------------------------------------------------------------------------------------------------------------

B.       REGULATORY AND ENVIRONMENTAL RISKS

Cyanide
-------

Environmental considerations in Venezuela focus on the use and containment of cyanide bearing solutions (liquids) and cyanide bearing solid tailings. In order to apply effective remediation measures, it is important to understand some of the characteristics of cyanide:

   o Cyanide is a man-made substance consisting of nitrogen and carbon, commonly marketed as sodium cyanide (NaCN).

   o  It is toxic and needs to be handled with care.

   o  It is a fragile chemical compound (unstable in certain environments).

   o It is biodegradable, oxidizes rapidly and reverts back to its components of carbon which becomes carbon dioxide and nitrogen.

   o  It is destroyed by ultraviolet light over time.

   o  It is destroyed rapidly in an environment where the pH drops below 10.

   o Cyanide destruction plants, operate with a pH of 2 in order to destroy 95% of the cyanide in less than 1 hour.

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

Not Applicable.

D.       TREND INFORMATION
         -----------------

Not Applicable.

E.       OFF-BALANCE SHEET ARRANGEMENTS
         ------------------------------

Crystallex had no off-balance sheet arrangements as of December 31, 2003.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
    ---------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                                                    PAYMENTS DUE BY PERIOD

-----------------------------------------------------------------------------------------------------------------------
                                                    TOTAL          LESS THAN 1       1-3       3-5           MORE THAN
                                                                   YEAR             YEARS      YEARS         5 YEARS
-----------------------------------------------------------------------------------------------------------------------
Long-term Debt Obligations (See Note 7 to Notes
to Financial Statements) Bank Loan                   $9,708,750     $1,335,344    $8,373,406        --           --
-----------------------------------------------------------------------------------------------------------------------
Operating Lease Obligations (See Note 14 to Notes     $906,000       $204,000      $564,000      $138,000        --
to Financial Statements)
-----------------------------------------------------------------------------------------------------------------------
Precious Metal Contracts (1) (See Note 14 to
Notes to Financial Statements)
    (i)      Fixed Forward Contracts                 125,856 oz     43,430 oz     82,426 oz
                                                      @ average     @ average      @ average                     --
                                                     US$305 per     US$300 per    US$307 per
                                                         oz.           oz.           oz.

    -------------------------------------------------------------------------------------------------------------------
    (ii)     Written Call Options                    224,169 oz     127,237 oz    96,932 oz
                                                     @  average     @ average     @ average                      --
                                                     US$303 per     US$298 per     US$310
                                                         oz.           oz.         per oz.




-----------------------------------------------------------------------------------------------------------------------
     Bonds Letter of Credit (See Note 15 to Notes
     to Financial Statements)
     Performance Bond                                $4,750,000    Contingent     Contingent    Contingent   Contingent

-----------------------------------------------------------------------------------------------------------------------

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


               ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
               ---------------------------------------------------

A.       DIRECTORS AND SENIOR MANAGEMENT
         -------------------------------

In the following table and notes thereto is stated the name of each current Crystallex director and member of senior management, all offices of Crystallex now held by him, his business experience and principal occupation, the period of time for which he has been a director or member of senior management, and, for directors, other principal directorships:


NAME AND OFFICE,
FUNCTION OR POSITION              BUSINESS EXPERIENCE AND            DIRECTOR             PRINCIPAL
WITH CRYSTALLEX                   PRINCIPAL OCCUPATION               SINCE                DIRECTORSHIPS
--------------------              -----------------------            --------             -------------

Robert A. Fung(2)                 Employee                           December 3, 1996     Toronto Waterfront
Toronto, Ontario,                 Orion Securities, Inc.                                  Revitalization
Chairman of the Board,                                                                    Corporation; Stockhouse
Director                                                                                  Media Corporation; El
                                                                                          Cal-lao Mining Corp.

Todd Bruce (2)(4)                 President andChief Executive       September 22, 2003
Toronto, Ontario                  Officer of Crystallex
President, Chief Executive
Officer and Director

Michael J. H. Brown(2)(3)(4)      Principal, Capital Markets         October 10, 2002     Queenston Mining Inc.;
Toronto, Ontario                  Advisory                                                El Callao Mining Corp.
Director


C. William Longden(1)(4)          Vice Chairman, Marshall,           July 25, 2000        Marshall, Macklin,
Toronto, Ontario`                 Macklin, Monaghan Limited                               Monaghan Limited; El
Director                                                                                  Callao Mining Corp.

David I. Matheson(2)(3)           Counsel, McMillan Binch, LLP       July 25, 2000        Clarke Inc.; El Callao
Toronto, Ontario,                 Barristers & Solicitors                                 Mining Corp.
Director

Harry J. Near (1)(5)              President, Near Consultants &      May 5, 1997          El Callao Mining Corp.
Ottawa, Ontario,                  Associates; Principal, The
Director                          Earnscliffe Strategy Group

Marc J. Oppenheimer(2)(4)         Director,                          February 20, 1995    Net2Phone, Inc., First
Leonia, New Jersey,               Crystallex International                                Choice  Industries,
Director                          Corporation                                             Ltd; El Callao Mining
                                                                                          Corp.

Johan C. van't Hof(1)(2)(4)       President,                         March 12, 2004
Toronto, Ontario                  Tonbridge Corporation
Director

Armando F. Zullo (2)(5)           President                          December 3, 1996     El Callao Mining Corp.
Vancouver, British Columbia       A.F. Zullo & Company Ltd
Director

Daniel R. Ross                    Executive Vice President,          July 1, 2001
Toronto, Ontario,                 Corporate Counsel, and Secretary
Executive Vice President,         of Crystallex International
Corporate Counsel, and Secretary  Corporation

Dr. Sadek El-Alfy                 Vice President-Operations          February 1, 1997
Seattle, Washington,              Crystallex International
Vice President -Operations        Corporation

Borden D. Rosiak Toronto,         Chief Financial Officer            September 1, 2002    Priszm Canadian Income
Ontario,                          Crystallex International                                Fund
Chief Financial Officer           Corporation

Kenneth Thomas,                   Chief Operating Officer            April 1, 2003
Toronto, Ontario,                 Crystallex International
Chief Operating Officer           Corporation


(1) Member of the Audit Committee
(2) Member of the Finance and Risk Management Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Environmental, Health and Safety and Operations Committee
(5) Member of the Nominating and Compensation Committee

All directors serve until the next Annual General Meeting of Crystallex unless they resign or are otherwise replaced by the shareholders of Crystallex. The following is a brief description of each of Crystallex's directors and principal officers:.

Robert A. Fung, Chairman. Prior to his appointment as Crystallex's Chairman on February 12, 1998, Mr. Fung was a Crystallex Director and Vice Chairman of Gordon Capital Corporation, a Canadian investment bank, where he oversaw a broad range of investment activities. Currently, Mr. Fung serves as an employee at Orion Securities Inc. and from 1997 to 2001 was a Senior Partner of Capital West Group. In addition, Mr. Fung serves as Chairman of the Task Force to redevelop Toronto's Waterfront, a Cdn$12 billion redevelopment project and one of the largest urban renewal projects undertaken in the history of Canada, and is a partner in Osprey Capital Partners, an investment banking firm. He is a Director of the Government of Canada's Export Development Corporation. Mr. Fung works closely with the Board of Directors and Crystallex's senior management in determining Crystallex's business strategy.

Todd Bruce, President and Chief Executive Officer. Mr Bruce has served as Crystallex's President and Chief Executive Officer and a Crystallex director since September 22, 2003. Prior to joining Crystallex Mr. Bruce was President and Chief Operating Officer of IAMGOLD

Corporation. Mr. Bruce is responsible for the overall administration of Crystallex and all elements of its business.

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

David I. Matheson, Director. Mr. Matheson is counsel to the Toronto law firm McMillan Binch LLP. Prior to joing McMillan Binch in December 2001, Mr. Matheson had been a partner with the Toronto law firm of Aird & Berlis from 1991 to 2001, when he became counsel to that firm. Mr. Matheson has an extensive background in international finance and taxation and has lectured on corporate governance, evolving director's responsibilities, and other areas of corporate law.

Harry J. Near, Director. Mr. Near is the Principal of the government and public affairs consulting company, The Earnscliffe Strategy Group. Mr. Near regularly advises companies on government policy and regulatory matters. He is a former Chief of Staff and Senior Policy Adviser to the Canadian Ministry of Energy Mines and Resources and a former adviser to the Prime Minister of Canada.

Marc J. Oppenheimer, Director. Mr. Oppenheimer served as Crystallex's President and Chief Executive Officer and a Crystallex Board member from February 1995 until September 22, 2003, and as Crystallex's Vice Chairman from September 22, 2003, until May 7, 2004. Prior to coming to Crystallex, he held executive positions at The Chase Manhattan Bank and Midlantic National Bank. Immediately before joining Crystallex, Mr. Oppenheimer was engaged in merchant banking activities and was a consultant to Crystallex.

Johan C. van't Hof, Director. Mr. van't Hof, a Chartered Accountant, is President and Principal of Toronto based Tonbridge Corporation. Prior to forming Tonbridge Corporation Mr. van't Hof was Chief Operating Officer of Carter Group Inc from 2001 to 2003 and was a Partner and Managing Director of PriceWaterhouse Coopers Securities Inc from 1991 to 2001.

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

Borden D. Rosiak, Chief Financial Officer. Mr. Rosiak joined Crystallex in May, 2002 and became Chief Financial Officer of Crystallex in September 2002. Prior to joining Crystallex, Mr. Rosiak was Chief Financial Officer of Dorset Partners, a private investment firm. From 1994 to 1999 he was Chief Financial Officer of Newcourt Credit Group, a global financial services company. Mr. Rosiak managed the capital structure of Newcourt, including numerous equity offerings as well as the financial and administrative operations. He also served as CFO of Toronto's 2008 Olympic Bid committee. Mr. Rosiak is a Chartered Accountant and also holds a bachelor's degree in Applied Sciences - Chemical Engineering. Mr. Rosiak manages and directs Crystallex's financial administration.

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

B.       COMPENSATION
         ------------

All amounts shown in the following three tables are in Canadian dollars unless otherwise noted:

                           [tables begin on next page]

                SUMMARY COMPENSATION TABLE FOR EXECUTIVE OFFICERS
     (UNLESS OTHERWISE INDICATED ALL DOLLAR AMOUNTS ARE IN CANADIAN DOLLARS)

                                                                                           LONG TERM
                                                                                          COMPENSATION
                                                    ANNUAL COMPENSATION                      AWARDS
                                         -------------------------------------------     -------------
                                                                                           SECURITIES
                                                                        OTHER ANNUAL     UNDER OPTIONS       ALL OTHER
        NAME AND                         SALARY          BONUS(2)       COMPENSATION       GRANTED(3)      COMPENSATION
   PRINCIPAL POSITION      YEAR(1)         ($)             ($)               ($)              (#)               ($)
------------------------   -------       ------          --------       ------------     -------------     ------------

Robert A. Fung               2003          NIL           $561,800          $520,000(6)       620,000            NIL
Chair of the Board           2002          NIL         US$100,000          $180,000           55,000            NIL
                             2001          NIL         US$100,000          $180,000          205,000            NIL
                                                         $350,000

Marc J. Oppenheimer          2003       US$505,577     US$425,000         US$12,000(4)       450,000            NIL
Vice Chair of the            2002       US$449,996     US$195,000         US$11,000(4)        40,000            NIL
Board                        2001       US$418,461     US$195,000         US$10,500(4)       190,000            NIL

Todd Bruce                   2003         $138,267         NIL              $13,267(7)       400,000            NIL
President and Chief          2002          NIL             NIL               NIL               NIL              NIL
Executive Officer            2001          NIL             NIL               NIL               NIL              NIL

Kenneth G. Thomas            2003         $233,100       $150,000            NIL             180,000        $50,000(8)
Chief Operating              2002          NIL             NIL               NIL               NIL              NIL
Officer                      2001          NIL             NIL               NIL               NIL              NIL

Daniel R. Ross               2003         $400,000       $345,000            NIL             230,000            NIL
Executive                    2002         $400,000       $178,024            NIL              50,000            NIL
Vice-President and           2001         $166,667        $83,333          US$6,000(5)       255,000            NIL
Corporate Counsel

Dr. Sadek El-Alfy            2003       US$222,000     US$140,000        US$1,800(4)         200,000            NIL
Vice-President               2002       US$222,000      US$25,000        US$1,800(4)           NIL              NIL
Operations                   2001       US$222,000      US$50,000        US$1,800(4)          65,000            NIL

Borden D. Rosiak             2003       $226,667         200,000            NIL              180,000            NIL
Chief Financial Officer      2002        49,800          20,000             NIL                NIL              NIL
(September 2002 to           2001         NIL              NIL              NIL                NIL              NIL
present)


NOTES:
(1) 12 months ended December 31, 2003, 2002 and 2001.
(2) Bonuses are reported in the year in which they were earned, not the year in which they were paid.
(3)  Options for Common Shares granted during the year.
(4) Matching contribution made by Crystallex to the Named Executive Officer's 401(k) plan.
(5)  Director's honorarium.
(6) Fees paid to Osprey Capital Partners, a partnership in which Mr. Fung is a partner. The fees were paid for financial and investment banking services provided by Mr. Fung, unrelated to his role as Chair of the Board, and by other partners of Osprey Capital Partners.
(7) Consulting fees paid to Mr. Bruce for the period September 1, 2003 to September 21, 2003.
(8)  Relocation allowance.


STOCK OPTIONS

The following table sets forth information concerning option grants during 2003 to Crystallex's executive officers as at December 31, 2003:

                          OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2003

                                                                                     Market Value
                                                % of Total                          of Securities
                              Securities         Options                              Underlying
                                 Under          Granted to        Exercise or       Options on the
                             Option(1)(3)      Employees in        Base Price       Date of Grant         Expiration
           Name                   (#)            Year(2)          ($/Security)       ($/Security)            Date
-----------------------      ------------      ------------       ------------      --------------        ----------

Robert A. Fung                 525,000             14.9%               $3.00             $3.00        August 10, 2013
                                45,000              1.3%               $1.90             $1.90        June 26, 2013
                                50,000              1.4%               $2.14             $2.14        January 14, 2013

Marc J. Oppenheimer            375,000             10.6%               $3.00             $3.00        August 10, 2013
                                25,000              0.7%               $1.90             $1.90        June 26, 2013
                                50,000              1.4%               $2.14             $2.14        January 14, 2013

Todd Bruce                     400,000(4)          11.3%               $3.03             $3.03        October 1, 2008

Kenneth G. Thomas               80,000              2.3%               $3.00             $3.00        August 10, 2008
                               100,000              2.8%               $1.31             $1.31        April 30, 2008

Daniel R. Ross                 180,000              5.1%               $3.00             $3.00        August 10, 2013
                                50,000              1.4%               $2.14             $2.14        January 14, 2013

Dr. Sadek El-Alfy              150,000              4.2%               $3.00             $3.00        August 10, 2008
                                50,000              1.4%               $2.14             $2.14        January 14, 2008

Borden D. Rosiak                80,000              2.3%               $3.00             $3.00        August 10, 2008
                                50,000              1.4%               $1.90             $1.90        June 26, 2008
                                50,000              1.4%               $2.14             $2.14        January 14, 2008

NOTES:
(1)  Options for Common Shares.
(2) Includes the options granted to the Named Executive Officers and employees who are not directors.
(3) Unless otherwise indicated, all options are exercisable immediately upon issuance.
(4) The options granted to Mr. Bruce vest at the rate of one-third per year on the anniversary of the date of grant.

The following table sets forth information concerning the value realized upon the exercise of options during 2003 and the value of unexercised options held by Crystallex's executive officers as of December 31, 2003:

                           [table begins on next page]


                           AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2003
                                          AND FINANCIAL YEAR-END OPTION VALUES

                          Securities        Aggregate                                          Value of Unexercised
                           Acquired on        Value            Unexercised Options             in-the-Money Options
         Name             Exercise (#)      Realized             at Year-End (#)                    at Year-End
--------------------      ------------      ---------     -----------------------------    -----------------------------
                                                          EXERCISABLE     UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
                                                          -----------     -------------    -----------     -------------

Robert A. Fung                 NIL             NIL        2,422,500               NIL       $3,931,150            NIL
Marc J. Oppenheimer            NIL             NIL        2,295,000               NIL       $3,972,100            NIL
Todd Bruce                     NIL             NIL              NIL           400,000              NIL       $188,000
Kenneth G. Thomas              NIL             NIL          180,000               NIL         $259,000            NIL
Daniel R. Ross                 NIL             NIL          740,000               NIL         $867,250            NIL
Dr. Sadek El-Alfy              NIL             NIL          285,000               NIL         $254,250            NIL
Borden D. Rosiak               NIL             NIL          180,000               NIL          188,000            NIL


COMPENSATION OF DIRECTORS

Directors of Crystallex are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments.

Outside directors (in 2003, Messrs. Brown, Longden, Matheson, Near and Zullo) receive an annual fee of US$12,000 payable, at the option of Crystallex, in Common Shares. All directors receive an annual grant of 20,000 options to acquire Common Shares. The Chair of a Board committee receives an additional annual grant of 15,000 options to acquire Common Shares. A member of a Board committee (other than the Chair) receives an additional annual grant of 10,000 options to acquire Common Shares. The options are granted immediately after the annual general meeting of shareholders of Crystallex.

In 2003, Crystallex made special payments of $75,000 to Mr. Matheson for the additional work carried out by him with respect to the audit and financial review of Crystallex and $145,000 to Mr. Near for the additional work carried out by him over the past several years in connection with the Las Cristinas project.

Also, in 2003, the Chair of the Audit Committee received a special grant of 15,000 options to acquire Common Shares and the other members of the Audit Committee received a special grant of 10,000 options to acquire Common Shares for the additional work carried out by them with respect to the audit and financial review of Crystallex.

Crystallex's directors received the following options during 2002 (in addition to the options listed above for executive officers that are also directors):

--------------------------------------------------------------------------------------------------------
      NAME                          NUMBER OF OPTIONS             PRICE (CDN. $)          EXPIRY DATE
--------------------------------------------------------------------------------------------------------
Michael J. H. Brown                       80,000                       $1.90             June 26, 2013
--------------------------------------------------------------------------------------------------------
C. William Longden                        30,000                       $1.90             June 26, 2013
--------------------------------------------------------------------------------------------------------
David I. Matheson                         45,000                       $1.90             June 26, 2013
--------------------------------------------------------------------------------------------------------
Harry J. Near                            180,000                       $3.00             August 10, 2013
                                          50,000                       $1.90             June 26, 2013
--------------------------------------------------------------------------------------------------------
Armando F. Zullo                          25,000                       $1.90             June 26, 2013
--------------------------------------------------------------------------------------------------------

Directors will continue to be paid market value for special projects in which they are engaged on behalf of Crystallex, such as legal or investment work, etc. See Item 7.B - Major Shareholders and Related Party Transactions - Related Party Transactions.

C.       BOARD PRACTICES
         ---------------

Each member of Crystallex's Board of Directors serves for a one year term and is subject to election at Crystallex's Annual General Meeting. Crystallex's next Annual General Meeting is scheduled to be held on June 1, 2004. See Item 6.A for the period during which Crystallex's current directors have held their office.

No Crystallex director, except for Robert A. Fung, the Chairman of the Board of Directors, Todd Bruce, Crystallex's President and Chief Executive Officer, and Marc J. Oppenheimer, Crystallex's former President and Chief Executive Officer, has a contract or agreement with Crystallex or any of its subsidiaries providing for benefits upon termination of employment with Crystallex. The Crystallex Board has approved a compensation continuation plan protecting management employees in the event of termination of employment upon the sale of Crystallex or a change in control of Crystallex.

CORPORATE GOVERNANCE

Crystallex is

   o  incorporated under the Canada Business Corporations Act;

   o a reporting issuer under the securities laws of the Provinces of Ontario, British Columbia, Alberta, Quebec, Nova Scotia and Newfoundland and Labrador; and

   o a reporting foreign private issuer with the United States Securities and Exchange Commission.

The Common Shares of Crystallex are listed on the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

Attached to this Circular as Exhibit 12.3 is a copy of the Corporate Governance Statement of Crystallex (the "Statement"). The Statement was approved by the Board of Directors on April 15, 2004. The corporate governance practices described in the Statement have been developed taking into account recent and proposed changes in corporate governance standards applicable to Crystallex in Canada and the United States. Crystallex believes that its corporate governance practices comply with the guidelines of the TSX and the rules of the AMEX currently applicable to it. As noted in the Statement, the Board has resolved that, commencing with the annual general meeting of shareholders of Crystallex to be held in 2005, a majority of the directors will be independent.

D.       EMPLOYEES
         ---------

                 CRYSTALLEX EMPLOYEES (FULL-TIME AND PART-TIME)
                             AS OF DECEMBER 31, 2003

  -----------------------------------------------------------------------------
      LOCATION                       2003               2002              2001
  -----------------------------------------------------------------------------
   Canada                             9                  6                4
  -----------------------------------------------------------------------------
   United States                     45                  4                4
  -----------------------------------------------------------------------------
   Uruguay                            0                 170              164
  -----------------------------------------------------------------------------
   Venezuela                         300                300              198
  -----------------------------------------------------------------------------

Approximately 90 of Crystallex's employees at its Tomi mine and Revemin mill are unionized. Crystallex believes that it has good relationships with its employees, including its unionized employees.

E.       SHARE OWNERSHIP
         ---------------

The following table sets forth the number of Crystallex common shares beneficially owned as of May 3, 2004, by each of Crystallex's directors and executive officers, and information concerning options to purchase common shares each of such persons owns. All dollar amounts shown in this table are in Canadian dollars unless otherwise noted.

                           [table begins on next page]

----------------------------------------------------------------------------------------------------------------------
                                SHARES BENEFICIALLY OWNED                            OPTIONS
----------------------------------------------------------------------------------------------------------------------
                                        PERCENT OF
                                          OUT-
    NAME                   AMOUNT (1)    STANDING          NUMBER         EXERCISE PRICE          EXPIRATION DATES
                                        SHARES (2)
----------------------------------------------------------------------------------------------------------------------
Robert A. Fung               19,500        1.36%          2,422,500        $1.00 - $3.00        11/13/05- 08/10/13
----------------------------------------------------------------------------------------------------------------------
Todd Bruce                   16,100          *              400,000                $3.03             10/01/08
----------------------------------------------------------------------------------------------------------------------
Michael Brown                8,546           *               80,000                $1.90             06/26/13
----------------------------------------------------------------------------------------------------------------------
C. William Longden           81,114          *              226,500        $2.20 - $2.25        08/08/10- 06/26/13
----------------------------------------------------------------------------------------------------------------------
David I. Matheson            13,779          *              290,000        $1.75 - $2.25        08/08/10- 06/26/13
----------------------------------------------------------------------------------------------------------------------
Harry J. Near               126,454          *              705,000        $1.00 - $3.00        11/07/07- 08/10/13
----------------------------------------------------------------------------------------------------------------------
Marc J. Oppenheimer         279,910        1.43%          2,295,000        $1.00 - $3.00        11/13/05- 08/10/13
----------------------------------------------------------------------------------------------------------------------
Johan van't Hof               NIL           NIL              NIL                NIL                   NIL
----------------------------------------------------------------------------------------------------------------------
Armando F. Zullo             53,102          *              265,000        $1.41 - $2.27        06/26/07- 06/26/13
----------------------------------------------------------------------------------------------------------------------
Daniel R. Ross              128,391          *              740,000        $1.50 - $3.00        11/07/07- 08/10/13
----------------------------------------------------------------------------------------------------------------------
Dr. Sadek E. El-Alfy         32,000          *              285,000        $2.00 - $3.00        11/13/05- 08/10/13
----------------------------------------------------------------------------------------------------------------------
Borden Rosiak                 NIL            *              180,000        $1.90 - $3.00        01/14/08- 08/10/08
----------------------------------------------------------------------------------------------------------------------
Kenneth Thomas                NIL            *              180,000        $1.31 - $3.00        04/30/08- 08/10/08
----------------------------------------------------------------------------------------------------------------------

 * Less than 1% of common shares outstanding as of May 3, 2004.
(1) Information on Common Shares beneficially owned is not within the knowledge of the management of Crystallex and has been furnished by the respective persons.

(2) The percentage indicated for each named person is based upon 179,498,492 common shares issued and outstanding as of May 3, 2004, and the number of common shares underlying the immediately exercisable options held by such person. The percentage calculations for each named person do not include any common shares beneficially owned by any other person or any common shares issuable upon the exercise of any other currently outstanding options, warrants, or other rights to acquire common shares, other than those beneficially owned by such person.

Crystallex is authorized to issue to its officers, directors, employees, and consultants options to acquire an aggregate of up to 13,500,000 common shares under its Incentive Share Option Plan that it adopted in 1997 and amended in 1998, 2000, 2001, 2002 and 2004 the latter amendment requiring shareholder approval at Crystallex's Annual General Meeting scheduled for June 1, 2004. As of May 3, 2004, there were 1,812,792 options available for issuance under the Option Plan, subject to shareholder approvals noted above.

EMPLOYMENT CONTRACTS

Crystallex has entered into employment agreements with each of the Named Executive Officers other than Dr. El-Alfy.

Mr. Fung's agreement sets out the terms on which Mr. Fung will act as Chair of the Board of Directors. The agreement is effective January 1, 2004. Under the agreement, Mr. Fung is entitled to receive annual compensation of $180,000 and, unless otherwise determined by the

Board, a minimum annual bonus of US$100,000. He is also eligible for an additional annual bonus, based on performance, in the discretion of the Board. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Fung ceases to be Chair of the Board, Mr. Fung is entitled to receive a lump sum payment equal to three times his annual compensation including the minimum bonus.

Mr. Oppenheimer's agreement sets out the terms on which Mr. Oppenheimer will act as President and Chief Executive Officer of Crystallex. The agreement is effective March 6, 2000. Under the agreement, Mr. Oppenheimer is entitled to receive an annual salary of US$390,000 as well as a benefits package. In addition, he is entitled to negotiate an annual bonus incentive plan with Crystallex. Mr. Oppenheimer's incentive plan provides for the grant to him of such number of options to purchase Common Shares as the Board of Directors deems appropriate. If there is a change of control of Crystallex, Mr. Oppenheimer is entitled to receive a lump sum payment equal to three times his annual salary, bonus and benefits. Mr. Oppenheimer and Crystallex have agreed to terminate Mr. Oppenheimer's agreement effective April 1, 2004. Mr. Oppenheimer ceased to be Vice Chair of the Board on April 1, 2004 but remains a director of Crystallex.

Mr. Bruce's agreement sets out the terms on which Mr. Bruce will act as President and Chief Executive Officer of Crystallex. The agreement is effective September 22, 2003. Under the agreement, Mr. Bruce is entitled to receive an annual salary of $500,000 and participate in Crystallex's benefit program. He is also eligible for an annual bonus, based on performance, in the discretion of the Board of Directors. At the time of his employment, Mr. Bruce received 400,000 options under Crystallex's Share Option Incentive Plan. The options vest at the rate of one-third per year on the anniversary of the date of grant. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Bruce ceases to be President and Chief Executive Officer, Mr. Bruce is entitled to receive a lump sum payment equal to three times his annual salary and a continuation of his benefits for a period of three years. Also, all of his unvested options will vest immediately.

Mr. Thomas' agreement sets out the terms on which Mr. Thomas will act as Chief Operating Officer of Crystallex. The agreement is effective April 1, 2003. Under the agreement, Mr. Thomas is entitled to receive an annual salary of $300,000 and an annual bonus of $50,000 and participate in Crystallex's benefit program. He is also eligible for an additional annual bonus, based on performance, in the discretion of the Board. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Thomas ceases to be Chief Operating Officer, Mr. Thomas is entitled to receive a lump sum payment equal to two times his annual salary and a continuation of his benefits for a period of two years.

Mr. Ross' agreement sets out the terms on which Mr. Ross will act as Executive Vice-President and Corporate Counsel of Crystallex. The agreement is effective July 1, 2002. Under the agreement, Mr. Ross is entitled to receive an annual salary of $400,000 and participate in Crystallex's benefit program. In addition, he is entitled to negotiate an annual bonus. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Ross ceases to be Executive Vice-President and Corporate Counsel, Mr. Ross is entitled to receive his annual salary, bonus and benefits for a period of three years or until the termination date of his agreement (December 31, 2006, subject to renewal), whichever is greater.

Mr. Rosiak's agreement sets out the terms on which Mr. Rosiak will act as the Chief Financial Officer of Crystallex. The agreement is effective the 3rd day of September, 2002. Under the agreement, Mr. Rosiak is entitled to receive an annual salary of $265,000 and participate in Crystallex's benefit program. He is also eligible for an annual bonus, based on performance, in the discretion of the Board. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Rosiak ceases to be Chief Financial Officer, Mr. Rosiak is entitled to receive a lump sum payment equal to two times his annual salary and a continuation of his benefits for a period of two years.


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

(b) The table below sets forth information as of May 3, 2004, with respect to any person who is known to Crystallex to be the owner of more than 5% of Crystallex's common voting securities outstanding and the total amount of common shares owned to the best knowledge of Crystallex, by the officers and directors of Crystallex as a group.

(c)     None of Crystallex's shareholders have different voting rights.

                                                                                               PERCENTAGE OF
                                                            NO. OF                              OUTSTANDING
            NAME AND ADDRESS(1)                         COMMON SHARES                         COMMON SHARES(2)
            ----------------                            -------------                         ----------------

     Cede & Co.                                          101,299,515                               56.4%
     Box 20
     Bowling Green Station
     New York, New York 10274

     CDS & Co.
     25 The Explanade                                                                              32.3%
     Box 1038, Station A                                  58,067,708
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

(2)      Shareholdings are shown as at May 3, 2004.

On May 3, 2004, the number and class of shares which Crystallex was authorized to issue were an unlimited number of common shares, Class A preference shares, and Class B preference shares. As of May 3, 2004, none of the Class A or Class B preference shares have been issued and 179,498,492 common shares were issued and outstanding. In addition, 28,568,905 common shares were authorized for issuance for various reasons, including for the exercise of stock options, finder's fee, exercise of warrants issued in private placements, placement agent's fee for a private placement, and exercise of warrants issued for convertible notes and broker's fees.

The shareholder records of Crystallex's transfer agent, CIBC Mellon Trust Company, indicate that as of May 3, 2004, there were a total of 424 United States shareholders and institutions holding 114,502,043shares, which holdings represented approximately 68% of Crystallex's then outstanding non-escrowed common shares.

As of the date of filing this annual report, Crystallex's senior management knows of no arrangements, the operation of which may at a subsequent date result in a change in control of Crystallex.

B.       RELATED PARTY TRANSACTIONS
         --------------------------

During 2003, Crystallex entered into the following material transactions with related parties:

LEGAL FEES

   o Gomez Cottin & Tejera-Paris: Gomez Cottin & Tejera-Paris are Crystallex's Venezuelan legal counsel. For a portion of 2003, Gomez Cottin & Tejera-Paris were considered a related party as Enrique Tejera-Paris, a principal of Gomez Cottin & Tejera-Paris, was a member of the Board of Directors of Crystallex. For the portion of the year that Gomez-Cottin & Tejera was a related party, they were paid $3,895,582 for providing legal advice to Crystallex.
   o McMillan Binch LLP: McMillan Binch LLP provides legal services to Crystallex. David Matheson is counsel to McMillan Binch LLP and is a member of the Board of Directors of Crystallex. During 2003, McMillan Binch LLP was paid $484,896 for providing corporate legal services to Crystallex.

MANAGEMENT AND CONSULTING FEES

   o Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided advisory services to Crystallex during 2003, and of which Mr. Robert Fung is an employee. He is Chairman of the Board of Directors of Crystallex. During 2003, Orion was paid $1,196,000 for advisory services (the payment was made in shares and warrants of Crystallex).
   o Osprey Capital Partners: During 2003, Crystallex paid $520,000 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung, which advice was unrelated to his role as Chairman of Crystallex.

   o Riccio Consulting: Dr. Luca Riccio is the Vice President, Exploration for Crystallex. He is paid under a consulting arrangement for his services and in 2003 his company, Riccio Consulting, received payments of $214,018.
   o Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and he is a member of the Board of Directors of Crystallex. During 2003, Crystallex paid $160,000 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to Crystallex.

DIRECTORS REMUNERATION

   o Robert Fung: During 2003 Mr. Fung was paid $561,800, which was a one-time special bonus in recognition of Mr. Fung's contribution over the years to successfully securing the Las Cristinas properties.
   o Harry Near: Harry Near is a member of the Board of Directors of Crystallex. During 2003 Mr. Near was paid $145,000, which was a one-time special bonus in recognition of Mr. Near's contribution over the years to successfully securing the Las Cristinas properties.
   o David Matheson: David Matheson is a member of the Board of Directors of Crystallex. During 2003, Mr. Matheson was paid $75,000 for additional time and services as Chairman of the Audit Committee.

During 2002, Crystallex entered into the following transactions with related parties:

         (a) Paid mineral property acquisition costs and expenses of $38,455,081 (2001 - $4,651,220; 2000 - $12,643,590) directly, or on behalf of Ventures
(Barbados) Ltd, a wholly owned subsidiary, including fees of $13,144,975 in 2002 (2001 - $3,129,283, 2000 - $2,753,031), to the Venezuelan law firm of Gomez
Cottin & Tejera Paris to assist Crystallex in acquiring the rights to Las Cristinas. Enrique Tejera-Paris, a Crystallex director through June 2003 (see "Management - Directors and Senior Management"), is the father of one of the members of Gomez Cottin & Tejera Paris. The fees and expenses that Crystallex paid to that law firm included fees and expenses for the legal and professional services of other lawyers and professionals in Venezuela who were retained by Gomez Cottin & Tejera Paris to assist in Crystallex matters.

(b) Paid or accrued consulting and management fees (including directors' fees) in an aggregate amount of $606,249 (2001 - $665,835, 2000 -$619,530) to Messrs.
Armando Zullo ($18,668), Michael Brown ($9,478), Gordon Thompson ($18,668), Harry Near ($28,145), David Matheson ($28,145), and to William Longden ($28,145), each of whom is a Crystallex director, Poseidon Financial Partners, an entity affiliated with Robert Fung (Crystallex's Chairman), Borden Rosiak, Crystallex's Chief Financial Officer, and Riccio Geoconsulting, an entity controlled by Luca Riccio (Crystallex's Vice President of Exploration). See "Management - Compensation." Included in this amount is a $215,000 consulting fee paid to Riccio Geoconsulting, an $180,000 management fee paid to Poseidon Financial Partners, and an $80,000 management fee paid to Mr. Rosiak. All noted payments were made on normal commercial terms and were no less favorable to Crystallex than Crystallex could have received from unaffiliated third parties.

(c) Paid or accrued legal fees of $23,815 (2001- $431,908, 2000 - $485,674). For the year 2002, the fees relate to the law firm of McMillan Binch LLP. David Matheson, counsel to that law firm, is a Crystallex director. In the years 2001 and 2000, the fees were paid to the law firm of McCarthy Tetrault, of which Daniel Ross, a Crystallex director, was a partner of during 2000 and part of 2001. The amounts charged to Crystallex for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

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

Audited financial statements for the fiscal years ended December 31, 2003, 2002, and 2001 are included herewith, together with the auditor's reports for each of these periods.

Legal Proceedings

See "Item 4.D. - Risk Factors - Las Cristinas Properties - Court actions by MINCA allege that it has the right to mine the Las Cristinas properties, which actions, if successful, might remove the legal authority under which the CVG granted to Crystallex the administration of the Las Cristinas properties" and "- The Las Cristinas Deposits are located in an area where mining activities may be restricted, thereby impairing the ability of Crystallex to exploit the Las Cristinas Deposits."

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

                                               THE TORONTO STOCK
                                                    EXCHANGE
                                           PRICES IN CANADIAN DOLLARS


                                               FISCAL YEAR ENDED

---------------------------------------------------------------------------------------------------------------
                            2003                2002              2001               2000               1999
---------------------------------------------------------------------------------------------------------------
        High                4.48                3.85              3.45               4.25               2.50
---------------------------------------------------------------------------------------------------------------
        Low                 1.00                1.89              0.99               1.19               0.74
---------------------------------------------------------------------------------------------------------------


                                              FISCAL QUARTER ENDED

---------------------------------------------------------------------------------------------------------------
                                             March 31            June 30           Sept. 30            Dec. 31
---------------------------------------------------------------------------------------------------------------
2004                  High                     5.00
---------------------------------------------------------------------------------------------------------------
                      Low                      3.15
---------------------------------------------------------------------------------------------------------------
                      Close                    4.02
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
2003                  High                     2.44               2.86               4.48               4.15
---------------------------------------------------------------------------------------------------------------
                      Low                      1.25               1.00               2.01               2.90
---------------------------------------------------------------------------------------------------------------
                      Close                    1.46               1.88               3.10               3.50
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
2002                  High                     3.30               3.79               3.85               3.61
---------------------------------------------------------------------------------------------------------------
                      Low                      2.53               2.10               2.02               1.89
---------------------------------------------------------------------------------------------------------------
                      Close                    3.15               2.71               3.72               2.33
---------------------------------------------------------------------------------------------------------------


                                                  MONTH ENDED

---------------------------------------------------------------------------------------------------------------
                       April           March          February         January         December        November
                        2004            2004            2004             2004            2003            2003
---------------------------------------------------------------------------------------------------------------
      High              4.20            5.00            3.98             3.87            4.00            4.15
---------------------------------------------------------------------------------------------------------------
       Low              3.05            3.75            3.15             3.15            3.05            3.40
---------------------------------------------------------------------------------------------------------------

                                          THE AMERICAN STOCK EXCHANGE
                                             PRICES IN U.S. DOLLARS


                                               FISCAL YEAR ENDED

---------------------------------------------------------------------------------------------------------------
                            2003               2002               2001               2000               1999
---------------------------------------------------------------------------------------------------------------
        High                3.25                2.46              2.20               2.81               1-3/4
---------------------------------------------------------------------------------------------------------------
        Low                 0.69                1.21              0.68               0.75                1/2
---------------------------------------------------------------------------------------------------------------

                                              FISCAL QUARTER ENDED

---------------------------------------------------------------------------------------------------------------
                                             March 31            June 30           Sept. 30            Dec. 31
---------------------------------------------------------------------------------------------------------------
2004                  High                     3.75
---------------------------------------------------------------------------------------------------------------
                      Low                      2.36
---------------------------------------------------------------------------------------------------------------
                      Close                    3.07
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
2003                  High                     1.55               2.15               3.25               3.20
---------------------------------------------------------------------------------------------------------------
                      Low                      0.85               0.69               1.38               2.17
---------------------------------------------------------------------------------------------------------------
                      Close                    1.04               1.39               2.31               2.76
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
2002                  High                     2.10               2.46               2.46               2.30
---------------------------------------------------------------------------------------------------------------
                      Low                      1.59               1.26               1.28               1.21
---------------------------------------------------------------------------------------------------------------
                      Close                    1.99               1.79               2.29               1.46
---------------------------------------------------------------------------------------------------------------

                                                  MONTH ENDED

---------------------------------------------------------------------------------------------------------------
                       April           March          February         January         December        November
                        2004            2004            2004             2004            2003            2003
---------------------------------------------------------------------------------------------------------------
      High              3.22            3.75            3.04             3.02            3.05            3.20
---------------------------------------------------------------------------------------------------------------
       Low              2.11            2.78            2.35             2.36            2.34            2.58
---------------------------------------------------------------------------------------------------------------

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

An annual meeting of holders of common shares must be held no later than 15 months after the date of the last annual meeting of shareholders. At such meeting, the audited consolidated financial statements of Crystallex must be put before the shareholders, the auditors of Crystallex will be appointed and the directors of Crystallex will be elected. Voting may be effected in person or by written proxy and the quorum for any shareholders meeting shall be not less than two persons holding or representing not less than 5 per cent of the total number of shares entitled to be voted at the meeting. This provision is different from the corporate law of many US states, and the effect of this provision is that these two shareholders could (provided they hold the requisite percentage of shares) take votes binding on behalf of all shareholders.

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

Although not part of Crystallex's articles or bylaws, Crystallex has adopted a rights plan that could have an effect or delaying, deferring, or preventing a change in control of Crystallex. See Item 4.D - Information on Crystallex - Property, Plants and Equipment - Las Cristinas 4, 5, 6 and 7.

C.       MATERIAL CONTRACTS (SINCE APRIL 30, 2002)
         -----------------------------------------

1. Mine Operation Agreement dated September 17, 2002, between Crystallex and the Corporacion Venezolana de Guayana for the development of the gold deposits of Las Cristinas 4, 5, 6 and 7. See Item 4D, Property. Plants and Equipment: Las Cristinas 4, 5, 6 and 7.

2. In late June, 2003, Crystallex, through its controlled subsidiaries, El Callao Mining Corporation and ECM (Venco) Ltd., agreed to pay an amount of US$514,755 to Corporacion Vengroup, S.A., Crystallex's partner in the development of the El Callao properties in Venezuela. See Item 4D, Property. Plants and Equipment: El Callao Properties - The Lo Increible Deposits. The payment is in settlement of distributions claimed by Vengroup under the shareholder agreement governing the relationship of the parties, as amended, as a result of operations at the El Callao properties during the period from March 1, 2001 to March 31, 2003. Payment has been made in Crystallex common shares.

3. By agreement dated the 9th of October, 2003, Crystallex agreed to sell to Uruguay Mineral Exploration Inc. the shares of all subsidiary companies holding Crystallex Uruguayan gold mining assets. (See Item 4A, History and Development of Crystallex, Important Acquistions and Devestitures Since January 1, 2000)

4. On March 23, 2004, Crystallex awarded to SNCL an EPCM contract to provide services for the design, construction and commissioning of 20,000 tonnes per day facility at Las Cristinas (See Item 4D, Property Plants and Equipment, Las Cristinas 4, 5, 6 and 7, Engineering Procurement and Construction Management
(EPCM)).

5. On April 5, 2004, Crystallex entered into a letter agreement with BNP Paribas ("BNPP") appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

6. By agreement dated as at 24th day of April, 2004 Crystallex entered into an agreement with Biomin Technologies S. A. whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex's La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin's proprietary BIOX(R) process.

D.       EXCHANGE CONTROLS
         -----------------

There are presently no governmental laws, decrees, or regulations in Canada restricting the export or import of capital, or which impose exchange controls or affect the remittance of dividends, interest, or other payments to non-resident holders of Crystallex's common shares. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Canada/United States tax convention between Canada and the United States (see Item 10.E, "Taxation").

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

Not applicable

G.       STATEMENTS BY EXPERTS
         ---------------------

Not applicable

H.       DOCUMENTS ON DISPLAY
         --------------------

Copies of the documents referred to in this annual report may be inspected at Crystallex's office at 18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4.

I.       SUBSIDIARY INFORMATION
         ----------------------

Not applicable

      ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
      ---------------------------------------------------------------------

Crystallex's principal operations are resident in Venezuela. However, aside from local trade/supplier debt, all transactions from these operations are denominated in US dollars. Gold sale proceeds, as well as related forward production contracts and written call options, are all received or denominated in US dollars. To finance the acquisition of its operations, Crystallex has incurred debt through bank instruments and convertible notes, both of which are denominated in US dollars.

Crystallex's variable rate debt consists solely of its long term bank financing utilized to fund the acquisition of mineral properties. This bank debt bears interest at LIBOR plus an applicable margin. Considering the amount of debt outstanding as at December 31, 2003 ($Cdn 9.7 million), a rapid or large increase in the base rate, LIBOR, would not have a material impact on Crystallex's earnings statement.

GOLD CONTRACTS

Crystallex enters into financial agreements with major financial institutions to manage underlying revenue and future cash flow exposures arising from changes in gold prices. Contracts include forward sales and call options.

Crystallex has adopted a policy to become hedge free as we hold the view that the market ascribes a discount to derivatives. Crystallex plans to eliminate its existing economic derivative commitments, which consist of call options sold and forward sales contracts. This will be accomplished by repurchasing forward sales and call option contracts at opportune times. To facilitate this approach, Crystallex plans to negotiate with its counterparties to move certain commitments to future periods.

Crystallex made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately US$74 per ounce or US$1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year-end, Crystallex's contracted ounces represented just 3% of our reserves.

As tabled below, at December 31, 2003, Crystallex's derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 224,169 ounces of call options sold at an average price of US$303 per ounce.

                           [table begins on next page]

-----------------------------------------------------------------------------------------------------------
                                                         2004           2005            2006          TOTAL
Fixed Forward Gold Sales (ounces)                      43,430         42,430          39,996        125,856
Average Price (US$/ounce)                                $300           $305            $310           $305
Written Gold Call Options (ounces)                    127,237         94,932           2,000        224,169
Average Exercise Price (US$/ounce)                       $298           $309            $348           $303
TOTAL (OUNCES)                                        170,667        137,362          41,996        350,025
AVERAGE PRICE (US$/OUNCE)                                $299           $308            $312           $304
-----------------------------------------------------------------------------------------------------------

Accounting for Derivative Instruments

Crystallex's existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption (or hedge accounting) for accounting treatment. Crystallex's metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interests rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact Crystallex's cash flow. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $19.4 million. In addition, realized losses of $2.3 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At December 31, 2003, the unrealized mark-to-market value of Crystallex's gold forward sales and call options, calculated at a year end spot price of US$415 per ounce was negative $52.6 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year-end and does not represent an obligation for payment. Crystallex's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where Crystallex is unable to meet the obligations under the fixed forward sales or call options, Crystallex may negotiate with the counterparty to defer the expiry date of the forward sale or call option, purchase gold in the market, or settle the positions financially. If Crystallex were to purchase gold in the market or settle the contracts financially, it would result in a reduction of Crystallex's cash. The table below illustrates the cash requirement if Crystallex had to financially settle contract positions in excess of planned production. The analysis assumes Crystallex proceeds with a Bio Oxidation operation at La Victoria, the Albino mine is developed on schedule and excludes future Las Cristinas production. It also assumes Crystallex is unable to roll existing contracts to future periods. The December 31, 2003 spot gold price of US$415 per ounce is used.

-----------------------------------------------------------------------------------------------------
US$ MILLIONS                                         2004          2005         2006         TOTAL
Total ounces Committed                            170,667       137,362       41,996       350,025
Planned Production                                 50,000        75,000       65,000       190,000
Excess Committed Ounces                           120,667        62,362          nil       183,029
Average Committed Price (US$/oz)                     $299          $308         $312          $302(1)
Average Assumed Spot Price (US$/oz)                  $415          $415         $415          $415
CASH REQUIRED TO SETTLE EXCESS POSITIONS            $14.0          $6.7          NIL         $20.7
-----------------------------------------------------------------------------------------------------

(1) Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

Crystallex cautions readers not to place undue reliance on the projected production figures illustrated above. Predictions and forecasts involve inherent risks and uncertainties. As described in Item 3D, "Key Information - Risk Factors", a number of factors could cause actual results to differ from plans.



        ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
        ----------------------------------------------------------------

Not Applicable

                                     PART II

            ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
            ---------------------------------------------------------

None

  ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
  -----------------------------------------------------------------------------
                                    PROCEEDS
                                    --------

A.       Not Applicable

B.       Crystallex Rights Plan

In 1997, Crystallex's Board of Directors adopted, and the shareholders approved, a rights plan ("Rights Plan"), in part to prevent third parties from exploiting the situation created by Crystallex's original acquisition of the Cristinas 4 and 6 Concessions in Venezuela. The purpose of the Rights Plan is to give adequate time for shareholders of Crystallex to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors time to consider alternatives to allow shareholders to receive full and fair value for their Common Shares and to discourage unfriendly takeover attempts.

The effect of the Rights Plan, when triggered, is that each current Crystallex shareholder will have the right to purchase, for the exercise price of the rights, Crystallex's common shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50 percent discount). The exercise price of the rights will be equal to five times the prevailing market price at a specified time. The Board of Directors believes that the adoption of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of Crystallex and its shareholders. Crystallex's shareholders reapproved the plan in 2003.

C.       Not Applicable.

D.       Not Applicable.

E.       USE OF PROCEEDS
         ---------------

Not Applicable

                        ITEM 15 - CONTROLS AND PROCEDURES
                        ---------------------------------

Crystallex, on April 15, 2004, adopted a Corporate Governance Statement, a copy of which is included as Exhibit 12.3 to this Form 20-F Annual Report. The corporate governance practices described in the Statement have been developed taking into account recent and proposed changes in corporate governance standards applicable to Crystallex in Canada and the United States. Crystallex believes that its corporate governance practices comply with the guidelines of the TSX and the rules of the AMEX currently applicable to it. In accordance with the Statement, Crystallex has also adopted a Code of Business Conduct and Ethics, a copy of which is included as Exhibit 11.1 to this Form 20-F Annual Report. In the implementation of the Corporate Governance Statement, Crystallex has further taken the following actions:

      a) It has reconstituted the Board Committees so that the Board of Directors of the Corporation now has the following committees:

            i)    Audit Committee - Composed of three Directors
            ii)   Nominating and Compensation Committee - Composed of two
                  Directors
            iii)  Corporate Governance Committee - Composed of three Directors
            iv)   Finance and Risk Management Committee - Composed of six
                  Directors
            v) Environment, Health and Safety Committee - Composed of five Directors

      b)    It has established the following management committees:

            i) Executive Management Committee - Composed of the Chief Executive Officer and his senior managers
            ii) Disclosure Committee - Composed of the Chief Executive Officer, Executive Vice President & Corporate Counsel, Chief Financial Officer, Vice President, Investor Relations and a designated representative of the Board of Directors

      c) It has designated one of the independent Directors of the Board as a Lead Director

      d)    It has prepared and approved:

            i) Charters for the Board, Board Committees and Management Committees incorporating current and anticipated requirements of corporate governance regulations and policies
            ii) Position descriptions for the Chair, Vice Chair, Lead Director and Chief Executive Officer
            iii)  A policy on the independence of Directors
            iv)   A Corporate Governance Statement
            v)    A Code of Business Conduct and Ethics
            vi) A Statement of Policies and Procedures with respect to confidentiality, disclosure, insider trading and tipping and insider reporting.

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

Crystallex maintains a small head office staff which by its very nature, at times, precludes the functioning of all internal controls most notably division of duties. To compensate for this situation as noted above, management, through the Chief Financial Officer and the Disclosure Committee, performs a through review of any and all financial information disclosed to the public markets. In addition, management's review is verified or amendments are made following the completion of a review by the Audit Committee. The Chief Financial Officer also supervises and monitors all internal systems and controls on a day to day basis.

There have been no other changes in Crystallex's controls and procedures in the 90 days prior to this filing.

Crystallex's President and Chief Executive Officer and Chief Financial Officer have evaluated these controls and procedures within the past 90 days and have concluded that these controls and procedures are effective in the circumstances in that they provide timely and complete disclosure to Crystallex's stakeholders.


                   ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT
                   -------------------------------------------

As a result of its review of corporate governance and the adoption and approval of the Corporate Governance Statement, the membership of Crystallex's Audit Committee now consists of three directors, all of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors) and financially literate (ie, have the ability to read and understand a set of financial statements that present a breadth and complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of Crystallex). The Chairman of the Audit Committee, Mr. van't Hof, is also considered financially sophisticated due to his past experience in finance and accounting both as a chartered accountant and as a regular lecturer to members of the accounting profession on matters of audit and finance.



                            ITEM 16B - CODE OF ETHICS
                            -------------------------

Crystallex has adopted a Code of Business Conduct and Ethics, a copy of which is included as Exhibit 11.1 to this Form 20-F Annual Report.



                ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES
                -------------------------------------------------

Set out below are Crystallex's accountants' fees and services incurred for the years 2003 and 2002 (in Cdn$):

--------------------------------------------------------------------------------
        TYPE                               2003                        2002
--------------------------------------------------------------------------------
Audit Fee                             $   1,037,174                $   506,830
--------------------------------------------------------------------------------
Audit-Related Fee (1)                 $     167,763                    241,132
--------------------------------------------------------------------------------
Tax Fee (2)                                    NIL                      22,103
--------------------------------------------------------------------------------
All Other Fees (3)                    $      35,000                     18,185
--------------------------------------------------------------------------------
     TOTALS                           $   1,239,937                $   788,250
--------------------------------------------------------------------------------

(1) Consisting of a review of third quarter 2003 financial statements as well as an analysis of the first and second quarter 2003 statements presented to Crystallex's audit committee and assisting Crystallex on its responses to various securities regulatory agencies filings.
(2) Consisting of preparing certain of Crystallex's Canadian and foreign tax returns.
(3) Consisting of reviewing Crystallex's short form prospectus filing in Canada and pro-forma financial statements in connection with its financing activities and reviewing Crystallex's accounting treatment for its acquisition of El Callao Mining Corp and Bolivar Goldfields.



      ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      ---------------------------------------------------------------------

  Not Applicable


     ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
     ----------------------------------------------------------------------
                                   PURCHASERS
                                   ----------

  Not Applicable

                                    PART III
                                    --------


                         ITEM 17 - FINANCIAL STATEMENTS
                         ------------------------------

Not Applicable.


                         ITEM 18 - FINANCIAL STATEMENTS
                         ------------------------------

Audited financial statements for the fiscal years ending December 31, 2003, 2002, and 2001, together with the auditor's reports for each of these periods, are annexed to this report, beginning on page 89.



                               ITEM 19 - EXHIBITS
                               ------------------


11.1     Code of Business Conduct and Ethics

12.1 Certification of Todd Bruce pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-OxleyAct of 2002.

12.3     Corporate Governance Statement

12.4 Employment agreement as of January 1, 2004, between Crystallex and Robert A. Fung.

12.5 Employment agreement as of September 22, 2003, between Crystallex and Todd Bruce.

12.6 Employment agreement as of July 1, 2002, between Crystallex and Daniel R. Ross.

12.7 Employment agreement as of September 3, 2002, between Crystallex and Borden Rosiak.

12.8 EPCM contract dated March 23, 2004, between Crystallex and SNCL for SNCL to provide services for the design, construction and commissioning of 20,000 tonnes per day facility at Las Cristinas, without appendices.

12.9 Letter agreement dated April 5, 2004, between Crystallex and BNP Paribas ("BNPP"), appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

12.10 Agreement dated as of April 24, 2004, between Crystallex and Biomin Technologies S. A., whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex's La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin's proprietary BIOX(R) process, without schedules 3-6.

Consolidated Financial Statements of


CRYSTALLEX INTERNATIONAL
CORPORATION


December 31, 2003, 2002 and 2001


                         (Expressed in Canadian dollars)

                       [DELOITTE & TOUCHE LLP LETTERHEAD]




INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.



"DELOITTE & TOUCHE LLP"



Chartered Accountants


Toronto, Ontario
April 14, 2004

                                                                          Page
                                                                          ----

Consolidated Balance Sheet                                                F-1


Consolidated Statements of Operations                                     F-2


Consolidated Statements of Cash Flows                                     F-3


Consolidated Statements of Shareholders' Equity                           F-4


Notes to the Consolidated Financial Statements                     F-5 - F-41

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


                                                        2003                2002
                                                    -------------       -------------
ASSETS
CURRENT

  Cash and cash equivalents                         $  33,863,448       $   5,695,130
  Accounts receivable - trade                           1,112,563           2,332,437
  Accounts receivable - other (Note 13)                 2,700,000                  --
  Production inventories (Note 3)                       2,263,767           8,544,920
  Prepaid expenses and other                            1,219,029             745,730
  Due from related parties (Note 9)                            --              88,164
-------------------------------------------------------------------------------------
                                                       41,158,807          17,406,381
INVESTMENT (Note 4)                                            --             729,329
PROPERTY, PLANT AND EQUIPMENT (Note 5)                132,171,443         154,303,830
DEFERRED CHARGE (Note 14)                                      --           7,765,576
DEFERRED FINANCING FEES (Note 6)                          194,598           2,162,868
-------------------------------------------------------------------------------------
TOTAL ASSETS                                        $ 173,524,848       $ 182,367,984
=====================================================================================

LIABILITIES
CURRENT

  Accounts payable and accrued liabilities          $   9,005,683       $  17,385,724
  Due to related parties                                       --             245,925
  Current portion of deferred credit (Note 14)         26,117,994          11,401,347
  Current portion of long-term debt (Note 7)            1,335,344           7,850,256
-------------------------------------------------------------------------------------
                                                       36,459,021          36,883,252
RECLAMATION PROVISION                                          --           1,048,726
LONG-TERM DEBT (Note 7)                                 8,373,406          26,206,277
DEFERRED CREDIT (Note 14)                              26,490,059          35,001,677
-------------------------------------------------------------------------------------
                                                       71,322,486          99,139,932
-------------------------------------------------------------------------------------
MINORITY INTEREST                                         143,517             143,517
-------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                                257,149,521         193,349,000
SPECIAL WARRANTS (Note 8)                              16,282,987           4,557,450
EQUITY COMPONENT OF CONVERTIBLE
   NOTES (Note 7)                                              --           3,878,322
CONTRIBUTED SURPLUS (Note 8)                           36,007,442           5,801,535
DEFICIT                                              (207,381,105)       (124,501,772)
-------------------------------------------------------------------------------------
                                                      102,058,845          83,084,535
-------------------------------------------------------------------------------------
                                                    $ 173,524,848       $ 182,367,984
=====================================================================================

(Signed) "Todd Bruce", Director (Signed) "Johan van't Hof", Director

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(EXPRESSED IN CANADIAN DOLLARS)


                                                      2003                2002                2001
                                                 -------------       -------------       -------------
MINING REVENUE                                   $  15,566,511       $  13,317,819       $  16,005,855
------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                                        16,240,363          15,191,619          11,696,769
  Amortization                                       1,419,589           1,091,823           1,300,675
  Depletion                                          2,761,533           2,132,964           2,214,550
------------------------------------------------------------------------------------------------------
                                                    20,421,485          18,416,406          15,211,994
------------------------------------------------------------------------------------------------------
OPERATING (LOSS) INCOME                             (4,854,974)         (5,098,587)            793,861
------------------------------------------------------------------------------------------------------

OTHER EXPENSES
  Amortization                                         365,135             329,288             471,530
  Interest on long-term debt                         1,299,928           2,148,453             984,631
  General and administrative                        22,387,757           8,985,885           4,767,348
------------------------------------------------------------------------------------------------------
                                                    24,052,820          11,463,626           6,223,509
------------------------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE
  LOSS (Note 14)                                   (21,684,044)        (34,810,096)           (310,822)
------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                            (50,591,838)        (51,372,309)         (5,740,470)
------------------------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                            263,631              77,509             107,325
  Foreign exchange (loss) gain                      (4,467,528)            918,078          (1,947,803)
  Loss on sale and write-down of
    marketable securities                             (216,486)           (210,572)         (2,003,338)
  Write-down of mineral properties (Note 5)        (23,014,421)         (2,134,678)        (25,001,776)
  Minority interest                                         --                  --             169,800
------------------------------------------------------------------------------------------------------
                                                   (27,434,804)         (1,349,663)        (28,675,792)
------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                    (78,026,642)        (52,721,972)        (34,416,262)
LOSS FROM DISCONTINUED OPERATIONS (Note 13)         (4,027,210)         (3,737,840)         (8,136,179)
------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                            $ (82,053,852)      $ (56,459,812)      $ (42,552,441)
======================================================================================================
BASIC NET LOSS PER SHARE
  Continuing operations                          $       (0.67)      $       (0.63)      $       (0.50)
  Discontinued operations                                (0.03)              (0.04)              (0.12)
------------------------------------------------------------------------------------------------------
                                                 $       (0.70)      $       (0.67)      $       (0.62)
======================================================================================================

BASIC WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                            118,309,198          84,441,287          69,117,738
======================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


                                                             2003               2002               2001
                                                         ------------       ------------       ------------
CASH FLOWS FROM CONTINUING
  OPERATING ACTIVITIES
    Loss for the year - continuing operations            $(78,026,642)      $(52,721,972)      $(34,416,262)
    Adjustments to reconcile loss to net cash
     used in operating activities:
      Amortization and depletion                            4,546,257          3,554,075          3,986,755
      Unrealized foreign exchange loss                        691,768          4,237,293          2,377,045
      Gain on loan conversion                                      --                 --           (996,913)
      Interest on long-term debt                                   --                327            347,690
      Management and consulting fees                        2,011,457            110,955            193,739
      Minority interest                                            --                 --           (169,800)
      Unrealized non-hedge derivative loss                 19,352,704         34,187,017          4,119,293
      Loss on sale and write-down of
        marketable securities                                 216,486            210,572          2,003,338
      Write-down of mineral properties                     23,014,421          2,134,678         25,001,776
  Changes in other operating assets and liabilities
    (net of effects from
    purchase of subsidiaries):

    (Increase) decrease in accounts receivable             (2,576,107)           352,181           (868,888)
    Increase in production inventories                     (1,499,936)          (609,009)        (1,559,387)
    (Increase) decrease in prepaid expenses
      and other                                              (962,166)           976,023            850,025
    Decrease (increase) in due from related parties            88,164           (115,256)            26,883
    (Decrease) increase in accounts payable and
      accrued liabilities                                    (918,533)         1,738,312            321,396
    (Decrease) increase in due to related parties            (245,925)           247,485            145,322
    Increase in deferred credit                                    --          1,148,771          2,955,493
-----------------------------------------------------------------------------------------------------------
                                                          (34,308,052)        (4,548,548)         4,317,505
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of subsidiaries (net of cash acquired)                  --                 --         (5,349,761)
  Purchase of property, plant and equipment               (12,298,887)       (42,236,842)        (9,631,340)
  Sale (purchase) of marketable securities                    512,841            (64,000)            (8,000)
-----------------------------------------------------------------------------------------------------------
                                                          (11,786,046)       (42,300,842)       (14,989,101)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares for cash                        9,403,552          7,284,107          9,743,922
  Special warrants and warrants                            61,688,921          4,557,450                 --
  Debt borrowings                                           4,052,842         30,365,399         11,607,595
  Debt repayments                                          (2,048,247)          (771,120)                --
  Deferred financing fees                                          --         (2,005,074)        (1,292,102)
-----------------------------------------------------------------------------------------------------------
                                                           73,097,068         39,430,762         20,059,415
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM CONTINUING OPERATIONS                      27,002,970         (7,418,628)         9,387,819
CASH FLOWS FROM DISCONTINUED OPERATIONS                     1,165,348         (1,296,073)           603,570
-----------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                     28,168,318         (8,714,701)         9,991,389
CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                         5,695,130         14,409,831          4,418,442
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                                            $ 33,863,448       $  5,695,130       $ 14,409,831
===========================================================================================================


Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31
(EXPRESSED IN CANADIAN DOLLARS)


                                                     Number of                       Number of
                                                       Common                         Special
                                                       Shares          Amount        Warrants         Amount
                                                    --------------------------------------------------------------
Balance at December 31, 2000                         59,154,221    $ 130,668,458      1,025,000    $  1,387,809
 Shares issued:

  On exercise of options                                340,000          468,700             --              --
  On conversion of warrants                           1,460,443        2,318,889             --              --
  For directors' fees                                    65,466          104,550             --              --
  For legal fees                                      1,200,000        2,385,000             --              --
  For El Callao                                       3,987,535        5,150,520             --              --
  For Las Cristinas                                   1,035,689        2,597,247             --              --
  On conversion of notes                              3,199,055        3,803,591             --              --
  On settlement of bank loan                          4,701,615       13,214,573             --              --
  For broker fees                                        67,059           89,189             --              --
 Warrants issued with convertible notes                      --               --             --              --
 Conversion of special warrants                       1,025,000        1,387,809     (1,025,000)     (1,387,809)
 Shares and warrants issued for private placement     3,111,111        3,162,042             --              --
 Warrants expired during the year                            --               --             --              --
 Equity component of convertible notes                       --               --             --              --
 Net loss for the year                                       --               --             --              --
-
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                         79,347,194      165,350,568             --              --
 Shares issued:
  On exercise of options                              1,104,500        1,615,650             --              --
  On conversion of warrants                           2,495,125        6,251,422             --              --
  For directors' fees                                    42,612          110,955             --              --
  For mineral property                                  282,554          873,182             --              --
  For El Callao dispute settlement                      677,711        1,714,609             --              --
  For finders fee                                        35,430           78,655             --              --
  On conversion of notes                              7,737,152       17,353,959             --              --
 Special warrants issued for cash                            --               --      2,252,500       4,557,450
 Warrants issued with convertible notes                      --               --             --              --
 Equity component of convertible notes                       --               --             --              --
 Net loss for the year                                       --               --             --              --
-
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                         91,722,278      193,349,000      2,252,500       4,557,450
 Shares issued:
  On exercise of options                                270,000          442,500             --              --
  On conversion of warrants                           4,803,457       11,169,788             --              --
  For directors' fees                                    40,080           82,523             --              --
  In settlement of mineral property dispute             229,283          732,934             --              --
  For settlement of bank loan and bank fees           2,348,184        2,897,002             --              --
  For financial advisory fees                           350,000          863,000             --              --
  For finders fee                                        61,695          157,856             --              --
  For legal fees                                      1,281,124        2,969,416             --              --
  On conversion of notes                             17,036,967       23,950,966             --              --
 Conversion of special warrants                      17,260,455       20,534,536    (17,260,455)    (20,534,536)
 Special warrants and warrants issued for cash               --               --     27,807,955      32,260,073
 Warrants issued for consulting fee                          --               --             --              --
 Warrants issued with convertible notes                      --               --             --              --
 Warrants issued with promissory notes                       --               --             --              --
 Warrants expired during the year                            --               --             --              --
 Options issued to non-employees                             --               --             --              --
 Warrants extended during the year                           --               --             --              --
 Net loss for the year                                       --               --             --              --
-
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        135,403,523    $ 257,149,521     12,800,000    $ 16,282,987
==================================================================================================================


                                                                                                   Equity
                                                                                                Component of
                                                    Number of     Contributed                    Convertible
                                                    Warrants        Surplus         Deficit          Notes            Total
                                                    --------------------------------------------------------------------------
Balance at December 31, 2000                         8,994,000     $ 631,506   $ (25,489,519)    $        --     $ 107,198,254
 Shares issued:
  On exercise of options                                    --            --              --              --           468,700
  On conversion of warrants                         (1,460,443)           --              --              --         2,318,889
  For directors' fees                                       --            --              --              --           104,550
  For legal fees                                            --            --              --              --         2,385,000
  For El Callao                                             --            --              --              --         5,150,520
  For Las Cristinas                                         --            --              --              --         2,597,247
  On conversion of notes                                    --            --              --              --         3,803,591
  On settlement of bank loan                                --            --              --              --        13,214,573
  For broker fees                                           --            --              --              --            89,189
 Warrants issued with convertible notes              2,666,938        84,105              --              --            84,105
 Conversion of special warrants                             --            --              --              --                --
 Shares and warrants issued for private placement    3,111,111     3,699,935              --              --         6,861,977
 Warrants expired during the year                   (2,333,334)           --              --              --                --
 Equity component of convertible notes                      --            --              --       1,557,302         1,557,302
 Net loss for the year                                      --            --     (42,552,441)             --       (42,552,441)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                        10,978,272     4,415,546     (68,041,960)      1,557,302       103,281,456
 Shares issued:
  On exercise of options                                    --            --              --              --         1,615,650
  On conversion of warrants                         (2,495,125)     (572,804)             --              --         5,678,618
  For directors' fees                                       --            --              --              --           110,955
  For mineral property                                      --            --              --              --           873,182
  For El Callao dispute settlement                          --            --              --              --         1,714,609
  For finders fee                                           --            --              --              --            78,655
  On conversion of notes                                    --            --              --      (1,557,302)       15,796,657
 Special warrants issued for cash                           --            --              --              --         4,557,450
 Warrants issued with convertible notes              3,195,023     1,958,793              --              --         1,958,793
 Equity component of convertible notes                      --            --              --       3,878,322         3,878,322
 Net loss for the year                                      --            --     (56,459,812)             --       (56,459,812)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                        11,678,170     5,801,535    (124,501,772)      3,878,322        83,084,535
 Shares issued:
  On exercise of options                                    --            --              --              --           442,500
  On conversion of warrants                         (4,803,457)   (2,208,736)             --              --         8,961,052
  For directors' fees                                       --            --              --              --            82,523
  In settlement of mineral property dispute                 --            --              --              --           732,934
  For settlement of bank loan and bank fees                 --            --              --              --         2,897,002
  For financial advisory fees                               --            --              --              --           863,000
  For finders fee                                           --            --              --              --           157,856
  For legal fees                                            --            --              --              --         2,969,416
  On conversion of notes                                    --            --              --      (3,878,322)       20,072,644
 Conversion of special warrants                             --            --              --              --                --
 Special warrants and warrants issued for cash      13,903,977    29,428,848              --              --        61,688,921
 Warrants issued for consulting fee                    900,000     1,379,985              --              --         1,379,985
 Warrants issued with convertible notes                150,000       278,057              --              --           278,057
 Warrants issued with promissory notes                 450,000       241,261              --              --           241,261
 Warrants expired during the year                   (2,235,918)           --              --              --                --
 Options issued to non-employees                            --       261,011              --              --           261,011
 Warrants extended during the year                          --       825,481        (825,481)             --                --
 Net loss for the year                                      --            --     (82,053,852)             --       (82,053,852)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        20,042,772  $ 36,007,442  $ (207,381,105)    $        -- $ 102,058,845
===============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


1. NATURE OF OPERATIONS

    Crystallex International Corporation ("Crystallex" or "the Company") is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted in Venezuela.

2. SIGNIFICANT ACCOUNTING POLICIES

    Basis of presentation of consolidated financial statements

    The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in Note 17, conform in all material respects with accounting principles generally accepted in the United States of America.

    The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows:

    Principles of consolidation

    These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All inter-company balances and transactions have been eliminated.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


2. SIGNIFICANT ACCOUNTING POLICIES (continued)

    Long-term investment securities

    Long-term investment securities are carried at cost and written down when there has been an other than temporary decline in value. The unrealized loss is recognized in the determination of net loss.

    Allowance for doubtful accounts

    The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2003 and December 31, 2002.

    Plant and equipment

    Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly in exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods, not to exceed the estimated life of mine:

             Buildings                       5 years
             Field vehicles                  5 years
             Furniture and equipment         5 years
             Mill and plant                 20 years
             Mining equipment               10 years

  Mineral properties and deferred exploration and development expenditures

  Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

    Property evaluations

    The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

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

    Reclamation costs

    The Company's subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


2. SIGNIFICANT ACCOUNTING POLICIES (continued)

    Revenue recognition

    Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

    Deferred financing fees

    Costs related to the Company's debt financings are deferred and amortized over the term of the related financing.

    Income/loss per share

    Income/loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted income per share is calculated using the treasury stock method.

    Commodity derivative contracts

    The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheets, under the captions deferred credit and deferred charge, at estimated fair market value.

    Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the Statement of Operations in the period of the change or settlement as a non-hedge derivative loss/gain.

    Stock-based compensation plan

    The Company has a stock option plan for employees and directors. The Company records no compensation expense in the Statement of Operations on the date of granting the options to the employees under the plan. The Company does however, disclose additional information for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

    The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, using the fair value-based method.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


2. SIGNIFICANT ACCOUNTING POLICIES (continued)

    Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

    Reclassification

    Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3. PRODUCTION INVENTORIES

                                       2003               2002
                                   -----------        -----------

    Gold in dore                   $   847,800        $   870,186
    Gold in process                    208,375            663,882
    Stockpiled ore                     230,994            141,117
    Consumables and spare parts        976,598          6,869,735
    -------------------------------------------------------------
                                   $ 2,263,767        $ 8,544,920
    =============================================================


4. INVESTMENT

    The Company acquired the common shares of a publicly listed company in prior years, with the intention of holding these shares as a long-term investment. These shares were disposed of during 2003. The quoted market value of the long-term investment at December 31, 2002 was $816,000.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------



5. PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment at December 31, are as follows:

                                                     2003
                                -----------------------------------------------
                                                  ACCUMULATED
                                   COST, NET      AMORTIZATION
                                      OF              AND            NET BOOK
                                   WRITE-DOWN      DEPLETION           VALUE
                                ---------------  --------------   -------------
    Plant and equipment         $   21,043,180   $  5,645,397     $  15,397,783
    Mineral properties             117,093,989      5,417,228       111,676,761
    Deferred exploration and
     development expenditures        5,980,277        883,378         5,096,899
    ---------------------------------------------------------------------------
                                $  144,117,446   $ 11,946,003     $ 132,171,443
    ===========================================================================

                                                     2002
                                -----------------------------------------------
                                                  Accumulated
                                    Cost, Net     Amortization
                                       of             and            Net Book
                                    Write-down     Depletion          Value
                                ---------------  --------------   -------------
    Plant and equipment         $   60,435,141   $ 36,751,308     $  23,683,833
    Mineral properties             126,937,198      5,082,643       121,854,555
    Deferred exploration and
      development expenditures      10,232,150      1,466,708         8,765,442
    ---------------------------------------------------------------------------
                                $  197,604,489   $ 43,300,659     $ 154,303,830
    ===========================================================================
    Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:

                                               2003                  2002
                                          --------------         -------------
    Albino 1 Concession                   $    7,338,381         $   7,338,381
    Bolivar Goldfields Properties             15,699,956            15,699,956
    Cristinas Concessions                     94,055,652            81,004,253
    El Callao Properties                              --            19,478,031
    Santa Elena, San Miguel and Carabobo
      Concessions                                     --             3,416,577
    ---------------------------------------------------------------------------
                                             117,093,989           126,937,198
    Less: Accumulated depletion               (5,417,228)           (5,082,643)
    ---------------------------------------------------------------------------
                                          $  111,676,761         $ 121,854,555
    ===========================================================================

    Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

5. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

    Annually, the Company reviews the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. The results of this review revealed that the carrying values for the El Callao Properties and the Santa Elena, San Miguel and Carabobo Concessions were in excess of their estimated future undiscounted net cash flows. As a result, the Company recorded a write-down to the El Callao mineral properties and deferred exploration and development expenditures of $18,832,345, and to the Santa Elena, San Miguel and Carabobo mineral properties and deferred exploration and development expenditures of $4,182,076. In total, write-downs amounting to $23,014,421 (2002 - $2,134,678; 2001 - $25,001,776)
    were included within the Statement of Operations.

    ALBINO 1 CONCESSION

    The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. A 1% Net Smelter Return Royalty is payable to the Venezuelan Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

    BOLIVAR GOLDFIELDS PROPERTIES

    The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II, the Belen II, and the Marwani 1,2,5,6,7,9, and 11 concessions in the El Callao greenstone belt in Venezuela.

    The Company has not yet submitted feasibility studies for the Marwani 1,2,5,6,7,9, and 11 concessions but has requested extensions of time for their presentation. If the extension is not granted the concession rights to the Marwani property could be revoked. The Company believes the extensions will be granted as it is common practice to grant such extensions; however, there is no assurance of this.

    CRISTINAS CONCESSIONS

    In November 2001, the Corporacion Venezolana de Guayana ("CVG") terminated a contract with a third party for the exploitation of the Las Cristinas deposits. In March 2002, the Venezuelan Ministry of Energy and Mines ("MEM") passed a resolution repossessing the Cristinas Concessions on behalf of the Republic of Venezuela which in turn declared the underlying deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. Subsequently, the MEM and the CVG entered into an agreement for the development of the deposits, authorizing the CVG to enter into a mine operating contract with a third party.

    On September 17, 2002, the Company entered into a non-assignable mining agreement (the "Agreement") with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. The Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions (Note 14).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


5. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

    CRISTINAS CONCESSIONS (CONTINUED)

    The aggregate cost incurred by the Company to December 31, 2003 to obtain the right to exploit the area is $94,055,652, represented by $72,184,179 of payments in cash and $21,871,473 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders' fees of $46,743,852 ($32,280,068 cash; and $14,463,784 through shares) and professional fees and related expenses of $47,311,800 ($39,904,111 cash; and $7,407,689 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (law firms, partners of whom are directors of the Company - Note 9) of $3,895,582 during the year ended December 31, 2003 (2002 - $13,144,975; 2001 -
    $3,129,283) and travel and administrative costs of $454,007 during the year ended December 31, 2003 (2002 - $409,489; 2001 - $325,728).

    EL CALLAO PROPERTIES

    By an agreement with Bema dated September 12, 2000 and concurrently with the completion of the February 27, 2001 acquisition of El Callao Mining Corp. ("ECM"), the Company acquired 79.4% of the outstanding shares of ECM and, from Bema, certain assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela comprised of the following:

    Central Property

    Subsequent to the acquisition of ECM by the Company, ECM, through its wholly owned subsidiary, ECM Venco Ltd., and Corporacion Vengroup S.A. ("Vengroup"), the owner of the remaining 49% interest in the El Callao properties, agreed to waive certain obligations with respect to the development of the La Victoria concession in the Central Property, including the requirement of a first feasibility study in order to allow the Company to commence production. As consideration, the Company paid the last two payments related to the La Victoria concessions (US$2,150,000) under the terms of the original purchase agreement for the El Callao properties.

    ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to a 3% net smelter return royalty.

    Surrounding Ground

    The mining rights to the Surrounding Ground, held by a 70% owned indirect subsidiary of ECM, required ECM to make an initial payment of US$500,000 (US$250,000 of which has been paid to date) and to fund minimum exploration expenditures of US$3,000,000 over five years from the time certain environmental permits are granted.

    As at December 31, 2003, ECM has expended US$1,182,626 (December 31, 2002 - US$1,026,522) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


5. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

    SANTA ELENA, SAN MIGUEL AND CARABOBO CONCESSIONS

    The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary owns 80% of the joint venture and ACOMISUR owns 20%, with the Company's subsidiary being the operator. During the year ended December 31, 2003, the carrying value of this property was written off.

6. DEFERRED FINANCING FEES

    Deferred financing fees of $194,598, net of accumulated amortization of $199,133 (December 31, 2002 - $2,162,868, net of accumulated amortization of $312,647) relate to costs incurred in the issuance of convertible notes and for a non-recourse credit facility.

    During the year ended December 31, 2003, the remaining unamortized deferred financing fees of $1,840,836 that related to convertible notes that were converted during the year, were treated as a reduction of the associated share capital value assigned to the common shares issued on conversion of the respective notes.

7. LONG-TERM DEBT

                                        2003                      2002
                                   -------------            --------------
    Bank loans                     $   9,708,750            $   16,916,484
    Convertible notes                        --                 17,140,049
    ----------------------------------------------------------------------
                                       9,708,750                34,056,533
    Less: Current portion of
      long-term debt                  (1,335,344)               (7,850,256)
    -----------------------------------------------------------------------
                                   $   8,373,406            $   26,206,277
    =======================================================================

    Bank loans

    On October 12, 2001 an amended and restated loan agreement was signed between the Company's subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited ("SBL"). The loan, in the amount of U.S $2,500,000, which was to mature on October 15, 2004, was secured by a guarantee of the Company, and bore interest at the LIBOR rate plus 2% per annum. The loan agreement also restricted the Company's ability to enter into agreements relating to the sale or purchase of gold. This loan was settled in fully during 2003.

    On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a Credit Agreement with the SBL. The loan, which was subsequently amended by a First Amendment to the Credit Agreement in the amount of U.S. $8,500,000, matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (save and except the Lo Increible properties), a charge against the Company's Revemin mill and a pledge of the securities of certain of the Company's subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company's ability to enter into metal trading agreements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


7. LONG-TERM DEBT (CONTINUED)

    Bank loans (continued)

    Certain loan repayments have been made by the issuance of Crystallex common shares (Note 11). These shares are subject to an orderly disposition agreement with SBL, which amongst other conditions, specifies that any gain/loss on final disposition of the shares issued is for the Company's account. Any ultimate gain is to be applied to further loan repayments or settling of derivative contracts. As at December 31, 2003, SBL had 2,099,734 common shares issued in relation to the Agreement on which there exists an unrealized gain of approximately U.S. $4,000,000.

    Principal payments due on the bank loan are as follows:

              2004                        $  1,335,344
              2005                           5,704,600
              2006                           2,668,806
    ---------------------------------------------------
                                          $  9,708,750

    ===================================================

   Convertible notes

    The Company has issued convertible notes under various note indentures. Upon issuance of the notes, the net proceeds received were allocated between the liability and equity components of the notes. The liability component represented the present value of the notes discounted using the interest rate that would have been applicable to non-convertible debt. The equity component represented the present value of the interest payments, which the Company could settle through the issuance of cash or shares, discounted at the same rate as the liability component (the interest component) and the right of the holders to convert the principal of the debt into common shares, determined as the residual amount at the date of issuance of the notes. Over the term of the notes the liability and the interest components were accreted to their face value. As at December 31, 2002, the Company had the following convertible notes outstanding, which during 2003 were converted into common shares:

    (a) Notes with an aggregate principal amount of US$11,200,000 which were scheduled to mature on September 25, 2005, which bore interest at 4% per annum and which were convertible into common shares of the Company at the option the holder. The agreed upon conversion price of the notes was equal to the lower of US$2.25 per common share or 95% of the current market price of the common shares on the date immediately prior to the conversion.

    (b) A note with a principal amount of US$2,200,000 which matured on September 30, 2003, bore interest at 5% per annum was convertible into common shares of the Company at the option of the holder. The agreed upon conversion price of the notes was equal 95% of the current market price of the common shares on the date of the conversion.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


8. SHARE CAPITAL
                                                        2003           2002
                                                   -------------   -------------
    Authorized
      Unlimited common shares, without par value
      Unlimited Class "A" preference shares,
        no par value
      Unlimited Class "B" preference shares,
        no par value
    Issued
      135,403,523 Common Shares
        (2002 - 91,722,278)                        $ 257,149,521   $ 193,349,000
    ============================================================================
    Warrants

    As at December 31, 2003, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                        Weighted
                                                                         Average
                                                                       Remaining
                                            Number                  Contractual
    Range of Exercise Price               of Shares                Life (Years)
    ----------------------------------------------------------------------------

    $1.60 to $2.28                         4,662,194                   1.33
    $2.29 to $3.34                         2,076,899                   1.16
    $3.35 to $4.69                        13,303,679                   1.70
    ----------------------------------------------------------------------------
                                          20,042,772
    ============================================================================

    During the year, the Company extended by one year the terms of certain Common Share purchase warrants, previously issued as part of debt financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $825,481 was made directly against retained earnings, and contributed surplus was increased by the same amount.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------



8. SHARE CAPITAL (continued)

    The following table is a summary of the status of stock options outstanding at December 31, 2003:

                                     Outstanding and Exercisable Options
                              -------------------------------------------------
                                                     Weighted
                                                      Average          Weighted
                                                    Remaining           Average
    Range of                     Number           Contractual          Exercise
    Exercise Price            of Shares           Life (Years)            Price
    ---------------------------------------------------------------------------
    $0.85 to $1.00            1,672,500                  3.01              0.99
    $1.41 to $1.75            1,971,000                  5.53              1.57
    $2.00 to $3.00            5,322,500                  6.65              2.42
    ---------------------------------------------------------------------------
                              8,966,000
    ===========================================================================

    A summary of the status of the stock option plan as at December 31, 2003, 2002 and 2001 and changes during each year ended on those dates follows:


                                                   2003                       2002                       2001
                                      ----------------------------   ------------------------    ----------------------
                                                         Weighted                   Weighted                  Weighted
                                                         Average                    Average                   Average
                                          Number         Exercise      Number       Exercise       Number     Exercise
                                        of Shares         Price       of Shares       Price       of Shares     Price
                                      -------------   ------------   -----------   ----------   ------------- ---------
    Outstanding and exercisable,
      beginning of year                 6,952,500         $ 1.76      7,707,000       $ 1.70       6,315,292   $ 1.52
    Granted - Employees                 2,248,500           2.56        350,000         2.28       1,815,000     2.24
    Granted - Non Employees               250,000           2.12             --           --              --       --
    Exercised                            (270,000)          1.64     (1,104,500)        1.46        (340,000)    1.38
    Cancelled                            (215,000)          1.85             --           --         (83,292)    1.40
----------------------------------------------------------------------------------------------------------------------
    Outstanding and exercisable,
      end of year                       8,966,000         $ 1.97      6,952,500       $ 1.76       7,707,000   $ 1.70
======================================================================================================================
    Weighted average fair
      value of options granted
      during the year                  $     1.92                    $     1.16                   $     1.17
======================================================================================================================

    Supplemental information for stock-based compensation

    Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined and disclosed as if the Company had accounted for its employees' stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.04% (2002 - 4.22%), dividend yield of nil (2002 - nil), volatility factor of 108% (2002 - 75%), and a weighted-average expected life of the options of
    3.95 years (2002 - 3.75 years).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


8. SHARE CAPITAL (continued)

    Supplemental information for stock-based compensation (continued)

    The following table presents the net loss and net loss per share for the two years ended December 31, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

                                                    2003                 2002
                                          --------------        -------------
    Net loss                              $ (82,053,852)        $(56,459,812)
    Incremental compensation expense         (4,273,069)            (404,979)
    -------------------------------------------------------------------------
    Pro forma net loss                    $ (86,326,921)        $(56,864,791)
    =========================================================================
    Pro forma basic loss per share        $       (0.74)        $      (0.67)
    =========================================================================
    FINANCING TRANSACTIONS

    FISCAL 2003 ACTIVITIES

    On March 5, 2003, the Company completed a private placement of 2,562,500 special warrants at a price of $1.60 per special warrant for aggregate proceeds of $4.1 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until March 5, 2005 at a price of $2.00 per share. The special warrants were deemed to have been exercised in accordance with their terms on July 6, 2003.

    On March 14, 2003, the Company arranged a U.S.$3.0 million debt financing which closed in three tranches on March 14, 2003 (U.S.$1.5 million), May 2, 2003 (U.S.$1.0 million) and May 15, 2003 (U.S.$0.5 million). Under the terms of the transaction, the Company issued U.S.$3.0 million principal amount of non-interest bearing promissory notes due August 11, 2003, September 29, 2003 and October 12, 2003, respectively, common share purchase warrants exerciseable for 300,000 Common Shares until May 2, 2005 at an exercise price of U.S.$1.32 per share and common share purchase warrants exerciseable for 150,000 Common Shares until May 15, 2005 at an exercise price of U.S.$1.27 per share. The notes were subsequently exchanged for convertible notes due August 27, 2005. The convertible notes are non-interest bearing until the occurrence of an event of default (after which they bear interest at the rate of 4% per annum) and are convertible at the option of the holder into a specified number of Common Shares. The Company also issued common share purchase warrants exerciseable for 150,000 Common Shares until August 27, 2005 at an exercise price of U.S.$3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


8. SHARE CAPITAL (CONTINUED)

   FINANCING TRANSACTIONS (CONTINUED)

    FISCAL 2003 ACTIVITIES (CONTINUED)

    On May 9, 2003, the Company completed a private placement of 2,400,000 special warrants at a price of $1.25 per special warrant for aggregate proceeds of $3.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until May 9, 2005 at a price of $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on September 10, 2003.

    On June 20, 2003, the Company completed a private placement of 5,500,000 special warrants at a price of $1.25 per special warrant for aggregate proceeds of $6.9 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until June 20, 2005 at a price of $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on October 21, 2003.

    On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of U.S.$10.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share per special warrant. The special warrants were deemed to have been exercised in accordance with their terms on September 16, 2003. As part of the transaction, the Company also issued common share purchase warrants to acquire 2,272,727 Common Shares. Each whole purchase warrant is exerciseable for one Common Share until September 16, 2006 at a price of U.S.$2.75 per share.

    On September 8, 2003, the Company issued 12,800,000 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of U.S.$28.2 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one warrant. Each whole warrant is exerciseable for one Common Share until September 8, 2006 at a price of U.S.$2.75 per share. Subsequent to the year end, all of the special warrants were deemed to have been exercised in accordance with their terms on January 9, 2004.

    FISCAL 2002 ACTIVITIES

    On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of $3.02 for aggregate net proceeds of $158,550. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

    On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of $2.15 for aggregate net proceeds of $4,398,900, net of issuance expenses of $331,100. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

8. SHARE CAPITAL (continued)
   Financing Transactions (continued)

    FISCAL 2001 ACTIVITIES

    On December 24, 2001, the Company issued 3,111,111 special warrants under a private placement financing at a price of $2.25 for aggregate net proceeds of $6,861,977, net of issuance expenses of $138,023. Each unit consisted of one Common Share, and one Common Share purchase warrant. Each common share purchase warrant entitled the holder to acquire from the Company, for a period of two years, at a price of $3.00 per warrant, one additional common share. During 2003, all of these common share purchase warrants were exercised.

    Loss per common share

    The following table outlines the calculation of the basic loss per common share:


                                                             2003                2002                2001
                                                   --------------     ---------------      --------------
    Numerator for basic loss per
      common share:
        Loss from continuing operations
          attributable to common shareholders      $ (78,026,642)      $ (52,721,972)       $ (34,416,262)
        Benefit conferred to warrant holders            (825,481)                 --                   --
    ======================================================================================================
        Loss from continuing operations
          attributable to common shareholders      $ (78,852,123)      $ (52,721,972)       $ (34,416,262)
    ======================================================================================================
    Denominator for basic loss per common
     share - adjusted weighted average
     number of shares outstanding                    118,309,198          84,441,287           69,117,738
    ======================================================================================================

    Shareholder Rights Plan

    Effective March 10, 1997 (the "Record Date"), the Company adopted a shareholder rights plan (the "Plan"). The rights issued under the Plan will expire at the close of the Company's annual meeting in 2007 (the "Expiration Time"), unless earlier redeemed or exchanged by the Company. The Plan was re-ratified by the shareholders at the Company's 2003 annual meeting.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


8. SHARE CAPITAL (CONTINUED)

    SHAREHOLDER RIGHTS PLAN (CONTINUED)

    In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

9. RELATED PARTY TRANSACTIONS

    During the year, the Company entered into the following transactions with related parties:

    a) Paid or accrued consulting and management fees of $2,651,829 (2002 - $606,249; 2001 - $665,835) to directors and an officer of the Company and companies related to directors and an officer of the Company.

    b)  Paid or accrued legal fees of $4,380,478 (2002- $13,168,790; 2001 -
        $3,561,191) to law firms, partners of whom are directors of the Company.

    The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. INCOME TAXES

    Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 36.7% (2002 - 40.1%; 2001 - 44.5%) to loss before income taxes as follows:


                                                           2003                    2002                  2001
                                                 --------------          --------------        --------------

    Loss before income taxes                     $ (82,053,852)          $ (56,459,812)        $ (42,552,441)
    =========================================================================================================

    Expected income taxes recoverable            $ (30,113,764)          $ (22,640,385)        $ (18,935,837)
    Difference in foreign tax rates                    614,647               1,013,320             5,131,725
    Non recognition of benefit of losses            29,499,117              21,627,065            13,804,112
    ---------------------------------------------------------------------------------------------------------
    Actual income taxes                          $          --           $          --         $          --
    =========================================================================================================

    The Company has certain source related deductions and losses which are available to be offset against future income taxes. The benefits of these deductions and losses are not reflected in these financial statements, as they are not more likely than not to be realized.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS


                                                     2003           2002         2001
                                                  ----------    -----------   -----------
    Cash paid during the year for interest        $  937,225    $ 1,205,221   $ 1,897,879
    -------------------------------------------------------------------------------------
    Cash paid during the year for income taxes    $     --      $      --     $     --
    -------------------------------------------------------------------------------------


   Significant non-cash transactions for the year ended December 31, 2003 included:

   i) The Company issued 40,080 common shares, with a value of $82,523, for directors' fees.

   ii) The Company issued 229,283 common shares, with a value of $732,934, for the El Callao mineral property dispute settlement.

   iii) The Company issued 350,000 common shares, with a value of $863,000, for financial advisory fees.

   iv) The Company issued 61,695 common shares, with a value of $157,856, for finders fee.

   v) The Company issued 2,348,184 common shares, with a value of $2,897,002, for loan payments and bank fees.

   vi) The Company issued 1,281,124 common shares, with a value of $2,969,416, for legal fees.

   vii) The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $23,950,966.

   viii) The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $20,534,536.

   ix) The Company applied $1,840,836 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

   Significant non-cash transactions for the year ended December 31, 2002 included:

   i) The Company issued 42,612 common shares, with a value of $110,955, for directors' fees.

   ii) The Company issued 282,554 common shares, with a value of $873,182, for a mineral property payment.

   iii) The Company issued 677,711 common shares, with a value of $1,714,609, for a loan payment.

   iv) The Company issued 35,430 common shares, with a value of $78,655, for a finders fee.

   v) The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $17,353,959.

   vi) The Company applied $1,233,792 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

    Significant non-cash transactions for the year ended December 31, 2001 included:

    i) The Company issued 65,466 common shares, with a value of $104,550, for directors' fees.

    ii) The Company issued 1,200,000 common shares, with a value of $2,385,000, for legal fees.

    iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.

    iv) The Company issued 1,035,689 common shares with a value of $2,597,247 for property payment in connection with Las Cristinas.

    v) The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $3,803,591.

    vi) The Company applied $941,169 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

    vii) The Company issued 4,701,615 common shares, with a value of $13,214,573, for loan payment.

    viii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.

12. SEGMENTED INFORMATION

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

    The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative loss and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

12. SEGMENTED INFORMATION (continued)


                                                        Bolivar/
                                     Corporate           Albino        El Callao        Cristinas
                                   -------------    -------------    -------------    -------------
2003
Mining revenue                     $        --      $  12,862,999    $   2,703,512    $        --
Mining revenue - intersegment      $        --      $   4,034,635    $        --      $        --
Operating costs                    $        --      $ (12,958,420)   $  (3,281,943)   $        --
Operating costs - intersegment     $        --      $        --      $  (4,034,635)   $        --
Interest and other income          $     231,121    $      32,510    $        --      $        --
Interest expense                   $    (759,111)   $    (540,612)   $        (205)   $        --
Depletion and amortization         $    (365,135)   $  (3,987,796)   $    (193,326)   $        --
Write-down of mineral properties   $  (4,182,076)   $        --      $ (18,832,345)   $        --
Segment profit/(loss)              $ (59,289,543)   $   2,097,408    $ (20,834,507)   $        --
Segment assets                     $  44,020,439    $  35,246,112    $     202,645    $  94,055,652
Capital expenditures               $      70,399    $   2,016,102    $     353,798    $   9,858,588
---------------------------------------------------------------------------------------------------
2002

Mining revenue                     $        --      $   2,511,783    $  10,806,036    $        --
Mining revenue - intersegment      $        --      $  11,713,510    $        --      $        --
Operating costs                    $        --      $ (11,111,734)   $  (4,079,885)   $        --
Operating costs - intersegment     $        --      $        --      $ (11,713,510)   $        --
Interest and other income          $      68,603    $       8,906    $        --      $        --
Interest expense                   $  (1,557,428)   $    (591,025)   $        --      $        --
Depletion and amortization         $    (329,288)   $  (2,285,146)   $    (939,641)   $        --
Write-down of mineral properties   $  (2,134,678)   $        --      $        --      $        --
Segment loss                       $ (44,731,866)   $  (1,610,936)   $  (6,379,170)   $        --
Segment assets                     $  28,896,082    $  32,439,136    $  18,776,610    $  81,004,253
Capital expenditures               $     105,840    $   3,682,741    $   1,082,004    $  37,366,257
---------------------------------------------------------------------------------------------------
2001

Mining revenue                     $        --      $   6,239,562    $   9,766,293    $        --
Mining revenue - intersegment      $        --      $  11,236,739    $        --      $        --
Operating costs                    $        --      $   1,766,448    $ (13,463,217)   $        --
Operating costs - intersegment     $        --      $        --      $ (11,236,739)   $        --
Interest and other income          $      65,349    $      41,739    $         237    $        --
Interest expense                   $    (318,015)   $    (666,616)   $        --      $        --
Depletion and amortization         $    (471,530)   $  (2,580,073)   $    (935,152)   $        --
Write-down of mineral properties   $ (18,593,631)   $  (6,408,145)   $        --      $        --
Segment loss                       $ (26,944,912)   $  (3,570,659)   $  (3,900,691)   $        --
Segment assets                     $  42,430,722    $  32,594,212    $  18,803,110    $  41,453,363
Capital expenditures               $     857,789    $   4,297,683    $   1,012,873    $   3,462,995





                                    Discontinued      Intersegment
                                     Operations       Eliminations       Total

                                   -------------    -------------    ------------
2003
Mining revenue                     $        --      $        --      $  15,566,511
Mining revenue - intersegment      $        --      $  (4,034,635)   $        --
Operating costs                    $        --      $        --      $ (16,240,363)
Operating costs - intersegment     $        --      $   4,034,635    $        --
Interest and other income          $        --      $        --      $     263,631
Interest expense                   $        --      $        --      $  (1,299,928)
Depletion and amortization         $        --      $        --      $  (4,546,257)
Write-down of mineral properties   $        --      $        --      $ (23,014,421)
Segment profit/(loss)              $  (4,027,210)   $        --      $ (82,053,852)
Segment assets                     $        --      $        --      $ 173,524,848
Capital expenditures               $        --      $        --      $  12,298,887
----------------------------------------------------------------------------------
2002

Mining revenue                     $        --      $        --      $  13,317,819
Mining revenue - intersegment      $        --      $ (11,713,510)   $        --
Operating costs                    $        --      $        --      $ (15,191,619)
Operating costs - intersegment     $        --      $  11,713,510    $        --
Interest and other income          $        --      $        --      $      77,509
Interest expense                   $        --      $        --      $  (2,148,453)
Depletion and amortization         $        --      $        --      $  (3,554,075)
Write-down of mineral properties   $        --      $        --      $  (2,134,678)
Segment loss                       $  (3,737,840)   $        --      $ (56,459,812)
Segment assets                     $  21,251,903    $        --      $ 182,367,984
Capital expenditures               $        --      $        --      $  42,236,842
----------------------------------------------------------------------------------
2001

Mining revenue                     $        --      $        --      $  16,005,855
Mining revenue - intersegment      $        --      $ (11,236,739)   $        --
Operating costs                    $        --      $        --      $ (11,696,769)
Operating costs - intersegment     $        --      $  11,236,739    $        --
Interest and other income          $        --      $        --      $     107,325
Interest expense                   $        --      $    (984,631)
Depletion and amortization         $        --      $        --      $  (3,986,755)
Write-down of mineral properties   $        --      $        --      $ (25,001,776)
Segment loss                       $  (8,136,179)   $        --      $ (42,552,441)
Segment assets                     $  31,699,275    $        --      $ 166,980,682
Capital expenditures               $        --      $        --      $   9,631,340
----------------------------------------------------------------------------------


CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001



12. SEGMENTED INFORMATION (continued)

    Geographic information:


                                       Mining Revenue                              Property, Plant and Equipment
                      --------------------------------------------------------------------------------------------------
                          2003              2002            2001              2003          2002               2001
                      ------------      ------------    ------------      ------------   ------------      -------------

Venezuela             $ 15,566,511      $ 13,317,819    $ 16,005,855      $132,069,099     $142,866,637     $101,791,052
Discontinued
   operations                 --                --              --                --         11,378,127       18,721,316
Brazil                        --                --              --                --                 --        1,616,394
------------------------------------------------------------------------------------------------------------------------
Total Foreign           15,566,511        13,317,819      16,005,855       132,069,099      154,244,764      122,128,762
Canada                        --                --              --             102,344           59,066          531,573
------------------------------------------------------------------------------------------------------------------------
Total                 $ 15,566,511      $ 13,317,819    $ 16,005,855      $132,171,443     $154,303,830     $122,660,335
========================================================================================================================


13. DISCONTINUED OPERATIONS

    On October 27, 2003, the Company closed a purchase and sale agreement (the "Agreement") with Uruguayan Mineral Explorations Inc. ("UME") for the sale of the Company's Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME will pay the Company cash consideration of $2,700,000 (US$2,000,000), payable in two equal installments and will transfer to the Company, two exploration drills with a combined estimated value of US$600,000. The first payment of US$1,000,000 is due six months after the closing date of the transaction and the second US$1,000,000 payment will be due 12 months after the closing date.

    The Company incurred a net loss on the disposal of the Uruguayan mining operations of $1.3 million. This loss has been reflected in the statement of operations as a component of the Loss From Discontinued Operations. As a condition of the closing of the transaction, UME agreed to retire in full the outstanding commodity derivative contracts associated with the Uruguayan mining operations. As a result, an additional US $2.85 million liability obligation which represented the fair value of the outstanding forward contracts and swap agreement associated with the Uruguayan mining operations was assumed by UME.

    During the nine month period ended September 30, 2003 and for each of the years in the two year period ended December 31, 2002, the Company's Uruguayan operations incurred revenue of $19,109,761, $32,843,402 and $29,978,353, respectively, and a net loss of $4,027,210, $3,737,840 and
    $8,136,179, respectively.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


14. COMMITMENTS AND CONTINGENCIES

    Call Agreement

    The Company structured the following transaction to protect the interest of the Company's shareholders in the event that third parties sought to gain control of the Company in a transaction which was not supported by the Company's directors.

    The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"), whose common shares are owned by two directors who are also officers of the Company, effectively on behalf of the Company's shareholders (the "Call Agreement"). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Inversora Mael C.A. ("Mael"). The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures' acquisition of any interest directly or indirectly in Mael. The Ventures' shares were issued to the Company's directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company's option, all of the shares of Ventures at any time at a purchase price equal to the shareholders' cost of those shares, which cost, as noted, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is US$30,000,000, which was subsequently renegotiated by Red Glove A. V. V. ("Red Glove") and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. As at December 31, 2003, there are no future commitments existing.

    It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. ("Stay") from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm's length from the Company and Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ultimate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. Management believes that at all times, the Company's and Ventures' relationship with Red Glove have been conducted at terms no less advantageous than had they been conducted directly with an unrelated third party.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Call Agreement (continued)

    The cost of acquiring the shares of Stay was initially US$30,000,000, of which the Company paid US$6,500,000 (Cdn. $9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm's length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company continuing with the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm's length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2003, 4,000,000 of the warrants had expired and 1,000,000 were exercised during 2003. During 1999 and 2000, the US$10,000,000 was fully paid through the Company's issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (Cdn. $364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534 (Cdn. $14,463,784). The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000. These payments have been capitalized as part of the Las Cristinas property cost.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Commodity derivative contracts At December 31, 2003, the Company had fixed forward contracts outstanding as follows:

                                         2004            2005            2006
                                       --------        --------        --------
    Ounces                               43,430          42,430          39,996
    Average price (US$ per oz.)        $    300        $    305        $    310
    ===========================================================================

    Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2003, the Company had written call options outstanding as follows: 2004 2005 2006

    Ounces                              127,237          94,932           2,000
    Average price (US$ per oz.)       $     298        $    309         $   348
    ===========================================================================

    Gold production for the years ended December 31, 2003 and 2002 was 76,935 and 94,623 ounces, respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair values of financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the captions deferred credit and deferred charge.

    For the year ended December 31, 2003, the Company recorded an unrealized loss of $19,352,704 (2002 - $34,187,017; 2001 - $4,119,293) in marking its portfolio of written call options and fixed forward contracts to market. These losses are included in non-hedge derivative loss in the Statement of Operations.

    The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value for long-term debt approximates fair value primarily due to the floating rate nature of the debt instrument.

    Lease agreements

    The Company has entered into various operating lease agreements which expire over a period of six years. Total rent expense charged to operations under these agreements was $174,105 (2002 - $175,066; 2001 - $111,724).

    Minimum lease payments under operating leases in effect through 2008 are as follows:

    2004                                                           $ 204,000
    2005                                                             208,000
    2006                                                             198,000
    2007                                                             158,000
    2008                                                             138,000
    ------------------------------------------------------------------------
                                                                   $ 906,000
    ========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    LAS CRISTINAS PROPERTIES

    The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 5). The rights to develop the Las Cristinas deposits have been subject to various legal proceedings. Crystallex cannot predict the outcome of the various legal actions and cannot provide assurance that any legal challenge by the third parties will not impact its right to develop the deposits granted by the CVG pursuant to the agreement.

    The agreement does not transfer any property ownership rights to Crystallex (Note 5) and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

    a. make all investment and complete all works necessary to exploit the mineral resources,

    b. present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

    c. present to the CVG for approval, life of mine, annual production plans and annual production commitments,

    d. commence production of the mining project by May 2004; such start may be extended in the event permitting delays are encountered,

    e. pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

    f. provide for certain social programs and for the employment, training and technical assistance to small miners,

    g. supply performance bonds related to the development and environmental obligations,

    h. bear all costs relating to a technical liaison office to be created by the CVG.

    The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed timeframe and subsequent to the year end, the CVG approved the feasibility study.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


15. RISK MANAGEMENT

    Currency risk

    The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

    The Company's Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company's ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

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

    Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as large amounts of its accounts receivable are primarily concentrated amongst a small number of customers in Venezuela. These receivables are primarily with government banks in Venezuela and one international bank. The Company does not anticipate any losses for non-performance on these receivables. As at December 31, 2003, one customer accounted for all trade accounts receivable.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

15. RISK MANAGEMENT (CONTINUED)

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

16. EVENTS SUBSEQUENT TO DECEMBER 31, 2003

    Engineering Procurement Construction Management Contract

    On March 25, 2004, following completion of a competitive bidding process, the Company entered into an Engineering Procurement Construction Management ("EPCM") contract with SNC-Lavalin Engineers & Constructors Inc. ("SNCL") relating to the development of the Las Cristinas project. The Company expects to pay SNCL approximately $27.8 million for its services under the EPCM contract.

    Public Equity Offering

    On April 5, 2004, the Company completed a $100 million public equity offering whereby 25,000,000 common shares were issued at $4.00 per common share. The net proceeds received by the Company in U.S. dollars, after considering the underwriters' fee, amounted to US$71,694,731. The Company estimates that additional expenditures related to this offering will amount to approximately $500,000.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

    BASIS OF PRESENTATION

    These financial statements are the combined accounts of Crystallex International Corporation and its majority owned subsidiaries, and the accounts of Ventures (Barbados) Ltd. ("Ventures") and its wholly owned subsidiaries. Ventures (Note 14) is controlled by two directors of the Company who are also officers, and as such the financial statements for U.S. GAAP purposes have been presented as combined financial statements. Under Canadian GAAP, these financial statements are presented as consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    BALANCE SHEETS

    The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:


                                                                            2003

                                       --------------------------------------------------------
                                       Canadian GAAP        Adjustments              U.S. GAAP
                                       -------------       -------------          -------------
    Current assets                     $  41,158,807       $          --          $  41,158,807
    Property, plant and equipment        132,171,443        (104,242,323)(b)         27,929,120
    Deferred financing fees                  194,598                  --                194,598
    -------------------------------------------------------------------------------------------
                                       $ 173,524,848       $(104,242,323)         $  69,282,525
    ===========================================================================================

    Current liabilities                $  36,459,021       $          --          $  36,459,021
    Long-term debt                         8,373,406                  --              8,373,406
    Deferred credit                       26,490,059                  --             26,490,059
    Minority interest                        143,517                  --                143,517
    Shareholders' equity                 102,058,845        (104,242,323)            (2,183,478)
    -------------------------------------------------------------------------------------------
                                       $ 173,524,848       $(104,242,323)         $  69,282,525
    ===========================================================================================


                                                                            2002

                                       --------------------------------------------------------
                                       Canadian GAAP        Adjustments             U.S. GAAP
                                       -------------       -------------          -------------
    Current assets                     $  17,406,381       $      18,329 (a)      $  17,424,710
    Investment                               729,329             176,000 (a)            905,329
    Property, plant and equipment        154,303,830        (100,481,050)(b)         53,822,780
    Deferred charge                        7,765,576                  --              7,765,576
    Deferred financing fees                2,162,868                  --              2,162,868
    -------------------------------------------------------------------------------------------
                                       $ 182,367,984       $(100,286,721)         $  82,081,263
    ===========================================================================================

    Current liabilities                $  36,883,252       $          --          $  36,883,252
    Reclamation provision                  1,048,726                  --              1,048,726
    Long-term debt                        26,206,277           1,130,720 (c)         27,336,997
    Deferred credit                       35,001,677                  --             35,001,677
    Minority interest                        143,517                  --                143,517
    Shareholders' equity                  83,084,535        (101,417,441)           (18,332,906)
    -------------------------------------------------------------------------------------------
                                       $ 182,367,984       $(100,286,721)         $  82,081,263
    ===========================================================================================

    (i) U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2003, $3,774,327 (2002 - $5,086,236; 2001 - $5,327,889) would be presented as accrued liabilities.

    (ii) For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    STATEMENT OF OPERATIONS

    The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:


                                                          2003               2002               2001
                                                      ------------       ------------       ------------
    Net loss for the year
      per Canadian GAAP                               $(82,053,852)      $(56,459,812)      $(42,552,441)
    Adjustments to mineral properties        (b)        (3,761,273)       (40,734,141)       (13,306,689)
    Accretion of interest on
      convertible notes                      (c)        (4,571,277)        (2,346,126)        (1,057,605)
    Fair value of employee stock
      options granted                        (d)        (4,273,069)          (404,979)        (2,129,539)
    Unrealized gain (loss) on trading
      securities                             (a)           (18,329)            18,329             34,987
    ----------------------------------------------------------------------------------------------------
    Net loss for the year per U.S. GAAP               $(94,677,800)      $(99,926,729)      $(59,011,287)
    ====================================================================================================
    Net loss per share - basic                        $      (0.81)      $      (1.18)      $      (0.85)
    ====================================================================================================

    STATEMENT OF OPERATIONS PRESENTATION

    For U.S. GAAP purposes, the measures "Loss before other items" and Non-hedge derivative (loss) gain" are not recognized terms and would therefore not be presented. In addition, the "Operating (loss) income" measure included within the Canadian GAAP statement of operations is not comparable to "Operating loss" per U.S. GAAP. The following table reconciles "Loss for the year" per U.S. GAAP to "Loss from operations" for U.S. GAAP.


                                                          2003               2002               2001
                                                      ------------       ------------       ------------
    Net loss for the year per U.S. GAAP               $(94,677,800)      $(99,926,729)      $(59,011,287)
    Non-operating loss components
      Per Canadian GAAP:

        Interest on long-term debt                       1,299,928          2,148,453            984,631
        Non-hedge derivative loss                       21,684,044         34,810,096            310,822
        Foreign exchange (gain) loss                     4,467,528           (918,078)         1,947,803
        Interest and other income                         (263,631)           (77,509)          (107,325)
        Minority Interest                                       --                 --           (169,800)
        Loss and write-down of marketable securities       216,486            210,572          2,003,338
      U.S. GAAP reconciling items:
        Accretion of interest on
          convertible notes                              4,571,277          2,346,126          1,057,605
        Unrealized (gain) loss on trading
          securities                                        18,329            (18,329)           (34,987)
    ----------------------------------------------------------------------------------------------------
    Non-operating loss per U.S. GAAP                    31,993,961         38,501,331          5,992,087
    ====================================================================================================
    Loss from operations per U.S. GAAP                $(62,683,839)      $(61,425,398)      $(53,019,200)
    ====================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    STATEMENTS OF CASH FLOWS

    The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:


                                                           2003               2002               2001
                                                       ------------       ------------       ------------
    Cash flows (used in) provided by continuing
      operating activities, Canadian GAAP              $(34,308,052)      $ (4,548,548)      $  4,317,505
    Adjustments to mineral properties                   (15,236,032)       (37,170,359)        (9,727,705)
    -----------------------------------------------------------------------------------------------------
    Cash flows used in continuing operating
      activities, U.S. GAAP                             (49,544,084)       (41,718,907)        (5,410,200)
    -----------------------------------------------------------------------------------------------------
    Cash flows used in investing activities,
      Canadian GAAP                                     (11,786,046)       (42,300,842)       (14,989,101)
    Adjustments to mineral properties                    15,236,032         37,170,359          9,727,705
    -----------------------------------------------------------------------------------------------------
    Cash flows provided by (used in) investing
      activities, U.S. GAAP                               3,449,986         (5,130,483)        (5,261,396)
    -----------------------------------------------------------------------------------------------------
    Cash flows provided by financing activities,
      Canadian and U.S. GAAP                             73,097,068         39,430,762         20,059,415
    -----------------------------------------------------------------------------------------------------
    Cash flows provided by (used in) continued
      operations, Canadian and U.S. GAAP                 27,002,970         (7,418,628)         9,387,819
    Cash flows provided by (used in) discontinued
      operations, Canadian and U.S. GAAP                  1,165,348         (1,296,073)           603,570
    -----------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash
      equivalents during the year                        28,168,318         (8,714,701)         9,991,389
    Cash and cash equivalents, beginning of year          5,695,130         14,409,831          4,418,442
    -----------------------------------------------------------------------------------------------------
    Cash and cash equivalents, end of year             $ 33,863,448       $  5,695,130       $ 14,409,831
    =====================================================================================================

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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


                                                                         2003
                                            ---------------------------------------------------
                                                            Gross         Gross
                                                          Unrealized    Unrealized     Market
                                               Cost         Gain          Loss         Value
                                            ---------     ----------    ----------    ---------
        Trading securities                  $  89,329     $      --     $ (89,329)    $      --
        Available-for-sale securities              --            --            --            --
        ---------------------------------------------------------------------------------------
                                            $  89,329     $      --     $ (89,329)    $      --
        =======================================================================================


                                                                         2002
                                            ---------------------------------------------------
                                                            Gross         Gross
                                                          Unrealized    Unrealized     Market
                                               Cost         Gain          Loss         Value
                                            ---------     ----------    ----------    ---------
        Trading securities                  $  89,329     $  18,329     $      --     $ 107,658
        Available-for-sale securities         640,000       176,000            --       816,000
        ---------------------------------------------------------------------------------------
                                            $ 729,329     $ 194,329     $      --     $ 923,658
        =======================================================================================

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (B) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS (CONTINUED)

        Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2003, 2002 and 2001 are expenses of $454,007, $502,263 and $333,712, respectively, related thereto.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (B) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS (CONTINUED)

        PROPERTY, PLANT AND EQUIPMENT

                                                     2003              2002
                                                -------------     -------------
        Net book value under Canadian GAAP      $ 132,171,443     $ 154,303,830
        -----------------------------------------------------------------------
        Adjustments to mineral properties
          and, deferred exploration and
          developmental expenditures
            Las Cristinas Concessions             (94,055,652)      (78,819,620)
            Santa Elena, San Miguel and
              Carobobo Concessions                         --        (4,182,075)
            Bolivar Properties                     (4,072,671)       (4,909,518)
            Albino 1 Concessions                   (6,114,000)       (6,114,000)
            El Callao Properties                           --        (6,455,837)
        -----------------------------------------------------------------------
        Total adjustment                         (104,242,323)     (100,481,050)
        -----------------------------------------------------------------------
        Net book value under U.S. GAAP          $  27,929,120     $  53,822,780
        =======================================================================

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

        Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2003, an additional interest expense (including accretion) of $2,730,441 (2002 - $2,346,126; 2001 - $1,057,605) has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to date.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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

        Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

                                         2003           2002         2001
                                      ---------      ---------      ------

        Risk free interest rate            4.04%          4.22%       3.12%
        Expected life                 3.95 years     3.75 years     2 years
        Expected volatility                 108%            75%         83%
        Expected dividends                   --             --          --

        For the year ended December 31, 2003, an expense of $4,273,069 (2002 - $404,979; 2001 - $2,129,539) has been recorded with respect to the stock options granted in the year.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (E) COMPREHENSIVE INCOME

        SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, and the unrealized gains and losses on the available-for-sale securities. This information is presented below.

        ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        For U.S. GAAP, the accumulated other comprehensive income would be calculated as follows:


                                                         2003              2002             2001
                                                     -----------       -----------      -----------
        ACCUMULATED OTHER COMPREHENSIVE
          INCOME (LOSS)
        Accumulated other comprehensive
          income (loss), beginning of year           $   176,000       $        --      $(1,339,338)
        Change in market value of
          available-for-sale securities                       --           176,000               --
        Reclassification adjustment for amounts
          included in net income                        (176,000)               --        1,339,338
        -------------------------------------------------------------------------------------------
        Accumulated other comprehensive
          income, end of year                        $        --       $   176,000      $        --
        ===========================================================================================

        COMPREHENSIVE LOSS

        For U.S. GAAP, the comprehensive loss would be calculated as follows:


                                                       2003              2002             2001
                                                   -------------     -------------    -------------
        COMPREHENSIVE LOSS
          Net loss for the year                    $ (94,677,800)    $ (99,926,729)   $ (59,011,287)
        Change in market value of
          available-for-sale securities                 (176,000)          176,000        1,339,338
        -------------------------------------------------------------------------------------------
        Comprehensive loss for the year            $ (94,853,800)    $ (99,750,729)   $ (57,671,949)
        ===========================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (F) RECENT ACCOUNTING PRONOUNCEMENTS

        In 2003, the CICA issued Handbook Section 3110 - "Asset Retirement Obligations" ("CICA 3110"), which is consistent with SFAS 143, "Accounting for Asset Retirement Obligations." The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements. The new standard is applicable for fiscal years beginning January 1, 2004. Upon adoption, CICA 3110 will require retroactive restatement of all comparative periods.

        In November 2002, the FASB issued Interpretation Bulletin No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been considered in the presentation of the accompanying combined financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. As the Company had no guarantees issued or modified after December 31, 2002, there is no impact as a result of this new pronouncement.

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity investors if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46R") to clarify certain provisions of FIN 46 exempting certain entities from its requirements. FIN 46R will be effective for the Company's 2004 consolidated financial statements. Adoption of this standard is not expected to have a material effect on the Company's results of operations, financial position or disclosures.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (F) RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

        In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45. SFAS 149 was adopted by the Company on July 1, 2003, and did not have any effect on the Company's results of operations, financial position or disclosure.

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

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (F) RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

        In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 - "Hedging Relationships" that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guidelines require the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing on or after July 1, 2003.

        In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 - "Disclosure of Guarantees". The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. This guideline is consistent with FIN 45 described above.

        In July 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles" ("CICA 1100") and Handbook Section 1400 "General Standards of Financial Statement Presentation" ("CICA 1400"). CICA 1100 describes what constitutes Canadian GAAP and its sources. CICA 1400 clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both sections are effective for fiscal years beginning on or after October 1, 2003. The Company is currently evaluating the potential impact these standards may have on its results of operations, financial position and note disclosures.

        The Emerging Issues Task Force ("EITF") of FASB, has as part of its agenda, a review of a broad range of accounting policies related to the mining industry. The outcome of this review may result in changes to U.S. GAAP as applied to these consolidated financial statements. In addition, as a result of an ongoing harmonization process with U.S. GAAP, the outcome may also result in changes to Canadian GAAP.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                      CRYSTALLEX INTERNATIONAL CORPORATION


                           BY:      /s/ Daniel R. Ross
                                    ------------------
                                    Daniel R. Ross
                                    Executive Vice-President, Corporate Counsel,
                                    Secretary, and Director



Date:    May 18, 2004

                                  EXHIBIT INDEX

EXHIBIT
NO.          EXHIBIT
---          -------

11.1     Code of Business Conduct and Ethics

12.1 Certification of Todd Bruce pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

12.2 Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

12.3     Corporate Governance Statement

12.4 Employment agreement as of January 1, 2004, between Crystallex and Robert A. Fung.

12.5 Employment agreement as of September 22, 2003, between Crystallex and Todd Bruce.

12.6 Employment agreement as of July 1, 2002, between Crystallex and Daniel R. Ross.

12.7 Employment agreement as of September 3, 2002, between Crystallex and Borden Rosiak.

12.8 EPCM contract dated March 23, 2004, between Crystallex and SNCL for SNCL to provide services for the design, construction and commissioning of 20,000 tonnes per day facility at Las Cristinas, without appendices.

12.9 Letter agreement dated April 5, 2004, between Crystallex and BNP Paribas ("BNPP"), appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

12.10 Agreement dated as of April 24, 2004, between Crystallex and Biomin Technologies S. A., whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex's La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin's proprietary BIOX(R) process, without schedules 3-6.

                                  CERTIFICATION


I, Todd Bruce, the President and Chief Executive Officer of Crystallex International Corporation (the "registrant"), certify that:

1. I have reviewed this Annual Report on Form 20-F for the year ended December 31, 2003, of the registrant;

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

Date: May 18, 2004

                                          /s/ Todd Bruce
                                          --------------
                                          Todd Bruce
                                          President and Chief Executive Officer

                                  CERTIFICATION


I, Borden D. Rosiak, the Chief Financial Officer of Crystallex International Corporation (the "registrant"), certify that:

1. I have reviewed this Annual Report on Form 20-F for the year ended December 31, 2003, of the registrant;

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

Date: May 18, 2004

                              /s/ Borden D. Rosiak
                              --------------------
                              Borden D. Rosiak
                              Chief Financial Officer