Form 20-F/A
period 2002-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2004-10-18
CIK 912500

Click here for Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A No. 1

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:         1-14620

CRYSTALLEX INTERNATIONAL CORPORATION
(Exact name of Registrant as specified in its charter)

Crystallex International Corporation
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares without par value	American Stock Exchange Toronto Stock Exchange

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

Yes No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

ii

Back to Contents

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

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements and information regarding Crystallex International Corporation’s financial position, business strategy and plans and objectives of its management for future operations that derive from management’s beliefs and assumptions based on information currently available.  The statements and information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  When used in this annual report, the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “will,” “could,” “may” and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking.  Forward-looking statements, which appear in a number of places in this annual report, describe, among other things, risks and uncertainties, and reflect management’s current views with respect to future events.  Actual results could differ materially from those contemplated by the forward-looking statements and are subject to certain risks, uncertainties and assumptions, including those described under “Risk Factors” and elsewhere in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report.  This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf.

PART I

ITEM 1 – Identity of Directors, Senior Management, and Advisers

Not Applicable

Back to Contents

ITEM 2 – Offer Statistics and Expected Timetable

Not applicable

ITEM 3 – KEY INFORMATION

A.     Selected Financial Data

Exchange Rates

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

Year 2003	High per Month	Low per Month	Average per Month

January	1.5750	1.5220	1.5421
February	1.5315	1.4880	1.5120
March	1.4905	1.4673	1.4760
April	1.4843	1.4336	1.4582
May	1.4221	1.3446	1.3840
June	1.3768	1.3348	1.3525

Years	Average of Exchange Rates on Last Days of Month for Each Year

2002	1.5702
2001	1.5484
2000	1.4873
1999	1.4827
1998	1.4894

As of July 28, 2003, the exchange rate was CDN $1.3827for US$1.00.

     Source- Federal Reserve Bank of New York

Selected Financial Data

The selected financial data shown and expressed in Canadian dollars in the following tables below have been derived from and should be read in conjunction with the financial statements and notes included as Item 18 in this document. Crystallex’s financial statements have been prepared in accordance with generally accepted accounting standards prevalent in Canada and have been reconciled to accounting principles generally accepted in the United States. The selected financial data  as at December 31, 2002 and 2001 and for the three years ending December 31, 2002 is derived from the audited financial statements appearing in this document.

Back to Contents

Selected Consolidated Financial Data in Canadian Dollars
(Canadian GAAP)

	For Year Ended December 31, 2002(1) (as restated)	For Year Ended December 31, 2001(1) (as restated)	For Year Ended December 31, 2000(1) (as restated)	For Year Ended December 31, 1999(2) (as amended)	For Year Ended December 31, 1998(2) (as amended)

Income Statement Data
Mining Revenue	46,161,221	45,984,208	39,639,239	35,907,539	8,568,748
Income (loss) before Income Taxes	(56,459,812)	(42,552,441)	4,548,860	(618,936)	(7,897,320)
Income Taxes	—	—	—	—	—
Net Income (loss)	(56,459,812)	(42,552,441)	4,548,860	(618,936)	(7,897,320)
Net Income (loss) per Common Share - Basic	(0.67)	(0.62)	0.09	(0.02)	(0.22)
Weighted Average Number of Shares Outstanding - Basic	84,441,287	69,117,738	52,965,842	39,308,858	35,766,602
Balance Sheet Data
Cash and Short-Term Investments	5,695,130	14,409,831	4,418,442	6,652,863	5,535,716
Working Capital (Deficiency)	(19,596,429)	9,261,655	5,528,714	6,701,812	1,664,188
Total Assets	182,367,984	166,980,682	165,561,727	110,841,419	105,185,020
Long-Term Debt	26,206,277	25,216,992	32,656,570	16,848,835	23,348,884
Shareholders’ Equity	83,084,535	103,281,456	112,135,051	74,227,949	67,238,275

(1)  Refer to Note 3 to the consolidated financial statements.
(2)  As amended to reflect impact of subsequent years’ restatements.

Crystallex has not paid any dividends since its incorporation.

Back to Contents

Had the consolidated financial statements of Crystallex been prepared in accordance with accounting principles generally accepted in the United States, certain selected financial data would have been reported as shown on the following table:

Selected Consolidated Financial Data in Canadian Dollars
(U.S. GAAP)

	For Year Ended December 31, 2002(1) (as restated)	For Year Ended December 31, 2001(1) (as restated)	For Year Ended December 31, 2000(1) (as restated)	For Year Ended December 31, 1999(2) (as amended)	For Year Ended December 31, 1998(2) (as amended)

Income Statement Data
Mining Revenue	46,161,221	45,984,208	39,639,239	35,707,539	8,568,748
Loss before Income Taxes Under U.S. GAAP	(99,926,729)	(59,011,287)	(13,179,638)	(9,323,469)	(16,192,497)
Income Taxes	—	—	—	—	—
Net Loss	(99,926,729)	(59,011,287)	(13,179,638)	(9,323,469)	(16,192,497)
Net Loss per Common Share - Basic	(1.18)	(0.85)	(0.25)	(0.24)	(0.45)
Weighted Average Number of Shares Outstanding - Basic	84,441,287	69,117,738	52,965,842	39,308,858	35,766,602
Balance Sheet Data
Cash and Short-Term Investments	5,695,130	14,409,831	4,418,442	6,652,863	5,535,716
Working Capital (Deficiency)	(19,578,100)	9,296,642	5,569,272	6,701,812	1,664,188
Total Assets	82,081,263	109,403,438	108,653,155	80,794,280	80,646,494
Long-Term Debt	27,336,997	22,583,353	32,656,570	16,848,835	23,348,884
Shareholders’ Equity	(18,332,906)	48,337,851	50,101,013	35,476,277	34,404,572

(1)  Refer to Notes 3 and 18 to the consolidated financial statements.
(2)  As amended to reflect impact of subsequent years’ restatements.

Back to Contents

Under U.S. generally accepted accounting principles, Crystallex has written down its investment in mineral properties for those properties with no mineral reserves.  As a result, during the years ended December 31, 2002, 2001, 2000, and 1999, Crystallex incurred mineral property write-downs of $42,868,819, $13,306,689, $12,643,590, and $5,497,813, respectively.

B.     Capitalization and Indebtedness

Not Applicable

C.     Reasons for the Offer and Use of Proceeds

Not Applicable

D.     Risk Factors

Las Cristinas Properties

A third party has filed court actions in Venezuela alleging that it has the right to mine the Las Cristinas properties.  If the actions are successful, Crystallex could lose its rights to those properties.  The rights of Crystallex to develop the Las Cristinas 4, 5, 6 and 7 gold deposits (the “Las Cristinas Deposits”) in Venezuela are derived from an agreement dated September 17, 2002 (the “Agreement”), between Crystallex and the Corporacion Venezolana de Guayana (the “CVG”), acting under the authority of the Venezuelan Ministry of Energy and Mines (“MEM”) and pursuant to Venezuelan mining law.  Pursuant to the Agreement, the administration of the Las Cristinas Deposits relating to gold, including its exploration, development, exploitation, commercialization and sale, have been granted exclusively to Crystallex.  The CVG had previously entered into a mining contract with Minera Las Cristinas, C.A. (“MINCA”) to develop the Las Cristinas Deposits (the “MINCA Contract”).  MINCA produced no gold and suspended its development activities on the Las Cristinas Deposits.  As a result, the CVG noted MINCA in default of its agreement and subsequently terminated the MINCA Contract. Thereafter, the CVG entered into the Agreement with Crystallex.  See Item 4D, Information on the Company – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7, beginning on page 28.  MINCA has claimed that the cancellation of the MINCA Contract was illegal and has commenced legal actions in Venezuela disputing the CVG’s legal authority for cancelling the MINCA Contract and entering into the Agreement.  Crystallex cannot predict the outcome of the various MINCA legal actions or any impact that these actions could have on mining rights under the Agreement, including whether these actions could lead to the termination of Crystallex’s rights under the Agreement.

Crystallex’s mining rights are contractual and may be terminated in the event of breach of the Agreement.  Under the Agreement between Crystallex and the CVG and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas Deposits belongs to the Republic of Venezuela.  The Agreement does not transfer any property ownership rights to Crystallex, and the right of Crystallex to develop the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the Agreement.  (See Item 4D, Information on the Company – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7, beginning on page 28.)  In the event that a breach of the Agreement occurs and is not cured by Crystallex, the CVG could terminate the Agreement.

Back to Contents

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
Crystallex’s loan facility regarding its San Gregorio and Tomi properties, the Revemin mill and Crystallex’s share interest in El Callao Mining Corp. requires that Crystallex maintain specific financial ratios and satisfy financial condition tests.  If an event of default under this facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.  The lender could also elect to enforce its security interest over substantially all property relating to its San Gregorio and Tomi properties, the Revemin mill and Crystallex’s share interest in El Callao Mining Corp.

Crystallex requires additional funding to develop its mining properties, and lack of funding may delay or reduce mining activities and may result in default in performance under and termination of the Agreement.

Development of Crystallex’s mining projects, including the Las Cristinas project, will require significant financial resources.  As a result, Crystallex will need to raise significant non-recourse project financing, debt and additional equity.  Crystallex’s failure to obtain such additional funding at the needed times could lead to its delaying or indefinitely postponing the exploration and development of its mining projects and could lead to a default under the Agreement.

Back to Contents

Uncertainty of ore reserve and resource estimates could lead Crystallex to allocate its capital to deposits which ultimately prove uneconomic and forego development of potentially significant deposits.

Crystallex’s business relies upon the accuracy of its determinations as to whether a given deposit has significant mineable minerals.  This reliance is important since mining companies’ reported mineral reserves and resources are only estimates and do not present a certainty that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated.  Mineral reserve and resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. If Crystallex’s estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too much resources at what could be a less than an economical deposit or to fail to mine what could be a significant deposit.

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

Gold price volatility may negatively impact Crystallex’s cash flow and profitability, cause an adjustment of its reserves and result in a reduction or suspension of its mining activities.

Gold prices historically have fluctuated widely and are affected by numerous external factors beyond Crystallex’s control.  Between 1997 and 2002, the gold price fluctuated from a low of U.S.$253 to a high of U.S.$349. See Item 4B. “Information on the Company – Business Overview – The Gold Market,” pages 15-16.  On July 28, 2003, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$365.60 per ounce.

The gold price can fluctuate widely and is affected by numerous factors beyond Crystallex’s control, including industrial and jewelry demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities.

The profitability of Crystallex’s operations, its revenues and its cash flow are significantly affected by changes in gold prices.  If gold prices decline for a significant period below the cost of production of any or all of Crystallex’s operations, it may not be economically feasible to

Back to Contents

continue production at such sites.  This would materially affect production, profitability and Crystallex’s financial position.  A decline in the market price of gold may also require Crystallex to write-down the carrying value of its mineral reserves, which might have a material and adverse effect on its earnings and profitability. Should any significant writedowns in reserves be required, material writedowns of Crystallex’s investment in the affected mining properties and increased amortization, reclamation and closure charges may be required.  Accordingly, even if Crystallex discovers commercial amounts of gold, it may not mine the gold if the gold prices are not high enough for Crystallex to produce and sell the gold profitably.

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

Back to Contents

Crystallex faces potential risks and uncertainties resulting from the location of its properties and operations in countries where political, governmental or other activities may disrupt its business, including property rights, exploration and mining activities and the movement of funds.

Political and related legal and economic uncertainty may exist in countries where Crystallex may operate.  Risks of foreign operations in these countries may include political unrest, labor disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, changes to government regulation relating to the mining industry, foreign taxation, price and currency controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs.  These risks may limit or disrupt Crystallex’s mineral exploration and mining activities, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Crystallex does not know what impact recent and ongoing political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labor strikes, will have on it in the future, particularly if these conditions were to continue for an extended period of time.

Crystallex may not insure or be able to insure certain risks, which may result in increased costs and reduced profitability.

Exploration, development and production operations on mineral properties involve numerous risks, including:

•	unexpected or unusual geological operating conditions
•	rock bursts
•	cave-ins
•	fires
•	floods
•	earthquakes and other environmental occurrences
•	political and social instability.

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

Back to Contents

Crystallex’s business depends upon a limited number of mining properties and processing facilities, the loss of any of which might negatively impact its operations.

Crystallex’s operations at the San Gregorio Mill (in Uruguay) and the Revemin Mill (in Venezuela) together account for all of Crystallex’s current mineral production and revenue.  See Item 4B. “Information on the Company – Business Overview - Activity on the Mining Properties,” page 14.  Any adverse development affecting those mills would significantly hurt Crystallex’s financial performance and results of operations.  In addition, Crystallex does not know if its development program at its San Gregorio mine will yield new mineral resources to replace or expand current mineral reserves once they have been fully mined. See Item 4D. “Information on the Company – Property, Plants and Equipment – The San Gregorio Mining Concession - Operations,” page 41.

Crystallex faces significant risks inherent in the production of gold, and the success and profitability of its operations is dependent upon its ability to manage and control these risks.

Crystallex’s actual production is subject to a variety of risks, including:

•	the actual amount of ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics
•	the accuracy of estimated rates and costs of mining and processing
•	short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned
•	mine failures, slope failures or equipment failures
•	industrial accidents
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes
•	encountering unusual or unexpected geological conditions
•	changes in power costs and potential power shortages
•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants
•	labor shortages or strikes
•	civil disobedience and protests
•	restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of Crystallex or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Crystallex to cease production.  Each of these factors also applies to Crystallex’s sites not yet in production.  It is not unusual in new mining operations to experience unexpected problems during the production start-up phase.

Back to Contents

Crystallex’s operations require environmental permits and are subject to environmental compliance regulations. Compliance may involve significant costs and delays, and failure to comply may result in fines or suspension of its mining activities.

Crystallex’s activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment.  See Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Regulatory and Environment Risks,” beginning on page 53.  Environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs.  Environmental laws provide for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution.  A breach of such laws may result in the imposition of fines and penalties or the suspension or closure of mining operations.  In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities.  Environmental laws are evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation.  Future laws and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Crystallex’s properties, the extent of which cannot be predicted.  In the context of environmental permits, including the approval of reclamation plans, Crystallex must comply with standards, laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  Crystallex does not maintain environmental liability insurance.

Crystallex operations require additional permits and are subject to regulations. Compliance may involve significant costs or delays, and failure to comply may result in fines or suspension of its mining activities.

Government regulations significantly affect Crystallex’s mining operations. See Item 4.B. “Information on the Company – Business Overview – Government Regulation,” page 16.  Crystallex’s mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  Each jurisdiction in which Crystallex has properties regulates mining activities.  Crystallex generally requires permits from authorities in these jurisdictions to authorize Crystallex’s operations.  These permits relate to virtually every aspect of Crystallex’s exploration, development and production activities.  It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Crystallex or its properties, which could significantly impact Crystallex’s current operations or planned exploration and development projects.  Obtaining necessary permits can be a complex, time consuming process and Crystallex

Back to Contents

cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Crystallex from proceeding with the development of a project or the operation or further development of a mine.  Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

Currency fluctuations may increase operating costs.

Currency fluctuations may affect the costs that Crystallex incurs in its operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Crystallex’s operating expenses are incurred in non-U.S. dollar currencies.  The appreciation of non-U.S. dollar currencies in those countries where Crystallex has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations and could hurt Crystallex’s profitability and financial condition.

Crystallex has incurred recent losses.

Crystallex, after restatement of its Financial Statements, incurred net losses in each of 2001 and 2002.  Crystallex’s profitability depends, among other things, on the price of gold, the level of gold production, cash operating costs, the prices and production levels of by-product minerals and other factors discussed in “Risk Factors.”  Substantially all of these factors are beyond Crystallex’s control.

Crystallex’s business depends upon a small number of key personnel, the loss of any of which might significantly impair its business.

Crystallex’s business is dependent on retaining the services of a small number of key management personnel, namely Messrs. Oppenheimer, Fung, Ross, El-Alfy, and Riccio.  See Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management,” beginning on page 57.  The success of Crystallex is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management.  The loss of one or more of these people could significantly impair Crystallex’s ability in developing, exploring, acquiring, and funding mining properties.  Crystallex does not maintain key employee insurance on any of its employees.

Crystallex has authorized for issuance a large number of shares, which, if issued in significant amounts, could result in dilution of share ownership and a reduction in share price.

Crystallex has authorized the issuance of more than 79,864,297 common shares for payment of certain property purchases and related indebtedness, the exercise of stock options, finder’s fees, the exercise of warrants issued in private placements, placement agent’s fees for a private placement, and exercise of warrants issued for convertible notes and broker’s fees.  Furthermore, Crystallex may issue additional common shares from time to time in the future.  If Crystallex issues a substantial number of those new shares, it could substantially dilute the ownership

Back to Contents

interest of Crystallex’s current shareholders, based upon the 112,108,534 Crystallex shares outstanding as of July 28, 2003.  In addition, given Crystallex’s average daily trading volume of approximately 651,000 shares on the American Stock Exchange (Consolidated Market) and approximately 160,000 shares on The Toronto Stock Exchange for the period January 1, 2003 through June 30, 2003, the sale of these shares could provide enough selling pressure to depress the share price of Crystallex’s common shares.

Limited attendance at a shareholders’ meeting and minimal quorum requirements may result in a small number of shareholders taking votes binding upon all shareholders.

Crystallex’s by-laws provide that a quorum for transacting business at a general meeting of shareholders shall be two shareholders present in person or by proxy holding not less than one-twentieth of the issued shares entitled to be voted at the meeting.  Under the Canada Business Corporations Act, only two Crystallex shareholders could attend shareholders’ meetings in person or by proxy, in which event these two shareholders could (provided they hold the requisite percentage of shares) take votes binding on behalf of all shareholders.

ITEM 4 – Information on the Company

A.     History and Development of the Company

         Background

Crystallex is a corporation that operates under the Canada Business Corporation Act and trades as a public company on the Toronto Stock Exchange and the American Stock Exchange under the symbol “KRY”. Crystallex was incorporated under the Company Act (British Columbia), Canada on May 22, 1984 under the name of “Petroflame International Resources Ltd.” In January 1991, Petroflame changed its name to Crystallex and consolidated its share capital by way of a five to one share rollback (reverse stock split). On January 23, 1998, Crystallex’s corporate existence was continued under the Canada Business Corporation Act (“CBCA”), thereby bringing Crystallex under the jurisdiction of the CBCA as if it was originally incorporated under the CBCA.

Crystallex is engaged in the production of gold and related activities including exploration, development, mining, and processing.  It conducts these activities primarily through mineral concessions that it owns or controls in Venezuela and Uruguay.  As of July 10, 2003, it had three operating concessions, the San Gregorio concession in Uruguay (which it acquired in October, 1998), the Tomi concession in Venezuela (which it acquired in July, 2000, as part of its acquisition of Bolivar Goldfields A.V.V.’s assets in Venezuela), and the Lo Increible concession in Venezuela (which it acquired in February, 2001, through its acquisition of a controlling interest in El Callao Mining Corp.). Crystallex also operates mills at its San Gregorio concession in Uruguay and the Revemin Mill in Venezuela (which it acquired in July, 2000, as part of its acquisition of Bolivar Goldfields A.V.V.’s assets in Venezuela).

Back to Contents

On September 17, 2002, Crystallex entered into the Agreement with Corporacion Venezolana de Guayana (“CVG”), acting under the authority of the Venezuelan Ministry of Energy and Mines, under which Crystallex has been granted the rights to develop the Las Cristinas 4, 5, 6 and 7 gold deposits in the Municipality of Sifontes, Bolivar State, Venezuela. The agreement represents the culmination of a long-standing effort by Crystallex to obtain the mining rights for, and gain possession of, the Las Cristinas gold deposits and provides to Crystallex the exclusive right to develop the Las Cristinas gold deposits, including commercialization and sale of gold.

The address of Crystallex’s principal office is 579 Richmond Street West, # 301, Toronto, Ontario, Canada M5Z 1Y6.  Crystallex’s registered office is Suite 902, 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8, and its telephone number is (604) 683-0672. Its agent in the United States is Marc J. Oppenheimer, whose business address is 25 Rockwood Place, Third Floor, Englewood, New Jersey 07631.

         Important Acquisitions Since January 1, 2000

In February, 2001, Crystallex completed the acquisition of a controlling interest in Lo Increible, a 9,704 hectare pre-feasibility gold property located in Venezuela’s El Callao gold district.  The acquisition was in the form of a share exchange take-over bid for the shares of El Callao Mining Corp. and the purchase of certain assets from its principal shareholder.  Crystallex issued 2.4 million shares to acquire approximately 80% of the outstanding shares of El Callao Mining Corp.  In addition, Crystallex paid US$7.6 million to purchase certain assets as well as El Callao Mining Corp. debt held by Bema Gold Corporation.  (See Item 4.D, Information on the Company – Property, Plants and Equipment – El Callao Properties - The Lo Increible Deposits.)

In July, 2000, Crystallex acquired all of Bolivar Goldfields A.V.V.’s assets in Venezuela, through the purchase of the stock of Bolivar’s wholly-owned subsidiary, for a purchase price of US$7 million and the assumption of bank debt of US$13 million, which Crystallex paid to US$8.5 million at closing.  Crystallex paid US$5 million of the purchase price in cash and issued to Bolivar a promissory note in the principal amount of US$2 million (which Crystallex has since paid) for the balance.  Crystallex has combined payments under its bank debt with the payments under the loan it assumed upon its acquisition of the San Gregorio property (see The San Gregorio Gold Mine – Financing) and has extended payment dates to reflect more appropriately anticipated production from Venezuelan assets that Crystallex controls.  The final maturity of the credit facility is scheduled for 2006.

Crystallex financed the foregoing acquisitions from its working capital, lines of credit, and/or issuance of its securities.

B.     Business Overview

         Activity on the Mining Properties

Crystallex is engaged in mining, development and exploration for gold, with its primary focus in South America, and in evaluating mineral property acquisitions in various locations around the world.  Crystallex’s business is not affected by seasonal weather patterns.

Back to Contents

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

With the closing of the acquisition of the Tomi concession and Revemin mill in July, 2000, Crystallex was once again producing gold in Venezuela. Production at Tomi is currently sourced from open pit operations and a new underground mine.  The decision to develop the underground mine during 2002 was supported by a Feasibility Study by Mine Development Associates (MDA) of Reno Nevada in October 2001, which demonstrated the viability of an underground operation.  (See Item 4.D, Information on the Company – Property, Plants and Equipment –The Tomi Mining Concession and Revemin Mill.)  In addition, Crystallex plans to expand the capacity of the Revemin mill by 20% in 2004.

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

Crystallex also engaged MDA to complete a Feasibility Study on the Albino underground deposit.  The study, which was completed in October 2001, showed that underground mining is economically viable.  Crystallex is presently evaluating processing underground ore from Albino in either the Revemin mill, which entails trucking the ore about 250 kilometres, or processing the ore in the planned Las Cristinas mill.  (See Item 4.D, Information on the Company – Property, Plants and Equipment – The Albino Concession.)

Crystallex is also actively engaged in various activities required under its mine operation contract with the CVG for the Las Cristinas gold deposits, including the implementation of social programs and the completion of a Feasibility Study by SNC-Lavalin Engineers & Constructors Inc. (See Item 4D, Information on the Company – Property, Plants and Equipment  - Las Cristinas 4, 5, 6 and 7.)

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

Back to Contents

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

The following table sets forth annual high, low, average and end of period afternoon fixing gold prices in U.S. dollars per troy ounce on the London Bullion Market (rounded to the nearest whole dollar):

LONDON P.M. GOLD FIX
PRICE IN U.S. DOLLARS PER OUNCE

Year	High	Low	Average

2003 (Jan to June)	382.10	321.25	349.59
2002	349	278	310
2001	293	256	271
2000	313	263	271
1999	326	253	279
1998	313	273	294

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

Back to Contents

Crystallex’s mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.  Crystallex’s policy is to conduct business in a way that safeguards public health and the environment.  Crystallex believes that its operations are conducted in material compliance with applicable laws and regulations.

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

          Review of Title to Properties

At the time that it acquires a mining property, Crystallex completes or causes to be completed due diligence on the property which, in the ordinary course, would include a review by local counsel of concession (title) rights, surface rights and mining contracts. Crystallex further obtains and relies upon detailed representations of vendors and, in some cases, legal opinions obtained from counsel for such vendors as a condition of closing. Crystallex has also customarily reviewed at the time of acquisition financing files and reports to lenders whose loans remain in place, in whole or in part, after acquisition. While such reports have been issued specifically to the lenders, they have provided support to Crystallex due diligence. Finally, since it has made some of its acquisitions through the purchase of shares (see, for example, the discussion in “History and Development of the Company – Background - Important Acquisitions Since January 1, 2000”), Crystallex has, prior to closing, had an opportunity to review in detail the records of the entity being acquired and interview key employees in respect of matters concerning title and mining contracts.  However, despite these efforts, Crystallex can never be certain that it will have valid title to its mining properties.  See Item 3 – Key Information - Risk Factors – Uncertainty with respect to title to remaining mineral properties may result in loss of mining rights without compensation for development expenditures.

C.      Organizational Structure

Crystallex operates its business either directly or through its subsidiaries.  Its significant subsidiaries are as follows:

Name of Subsidiary	Country of incorporation or residence	Crystallex’s ownership and voting interest

Minera Albino C.A.	Venezuela	100%(1)
El Callao Mining Corp.	British Columbia (Canada)	80%
Mineras Bonanza, C.A. (Tomi mine)	Venezuela	100%(1)
Revemin II C.A. (Revemin mill)	Venezuela	93%(1)
Minera San Gregorio S.A.	Uruguay	100%(1)

(1) Indirect subsidiary

The above table does not include Crystallex’s ownership interest in Las Cristinas 4 and 6 (See Item 4D – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7) since Crystallex will develop the Las Cristinas gold deposits under the terms of its mine operation contract with the CVG.

[Text continues on next page]

Back to Contents

D.      Property, Plants and Equipment

Summary of Property Data(1)
As of December 31, 2002

Property	Acreage (Hectares)	Proven & Probable Reserves (2), (3)	Gold Price for Reserve Calculation US$(4)	Contained Ounces	Stage/ Status	Date of Expected Production	Life of Reserves(5)

Albino Underground (Concession)	500	178,870 tonnes @ 14.7 g/t	$270/oz	84,700	Development/ Inactive	Not Determined	2.5 years
Bolivar Goldfields:	500(7)
Tomi Underground (Concession)		162,730 tonnes @ 14.5 g/t	$265/oz	75,800	Production/ Active	Current	2.5 years
Tomi Open Pit (Concession)		931,000 tonnes @ 2.9 g/t	$265/oz	86,900	Production/ Active	Current	Not Applicable
Las Cristinas 4,5,6,7 (CVG Contract)	4,000	Not Applicable	Not Applicable	Not Applicable	Development/ Active	Not Determined	Not Determined
El Callao (Lo Increible):	9,704
La Victoria (Concession)		3.9 MM tonnes @ 3.0g/t	$300/oz	377,200	Production/ Active	Current	10.0 years
Lo Increible 2, 4(a), 4(b), 4(c), 4(d) (CVG Contract)		Not Applicable	Not Applicable	Not Applicable	Exploration/ Active	Not Determined	Not Determined
Santa Elena, San Miguel, Carabobo (Contract: ACOMISUR)	1,763	Not Applicable	Not Applicable	Not Applicable	Exploration/ Inactive	Not Determined	Not Determined
San Gregorio (Concession)	1,321(6)	1.1 MM tonnes @ .7 g/t	$325/oz	63,100	Production/ Active	Current	1 year

Back to Contents

(1) Does not include Crystallex’s interest in the Mineiro Concession, Knob Hill Property, and other properties.
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
(4)  There are no material currency conversion factors used to estimate Crystallex’s reserves.
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

The Albino Concession

Company Interest and Authorizations

Title to the Albino Concession was granted by the MEM to Mr. Alvino Bonucci Gabianelli, a Venezuelan national, on February 25, 1988.  Crystallex Venezuela obtained the Albino Concession following Crystallex’s final payment to Mr. Bonucci Gabianelli in January, 1998. Crystallex currently holds both surface and veta (underground) rights to the Albino Concession, allowing it to extract gold and diamonds from a 500-hectare area. Surface rights were originally

Back to Contents

granted on February 29, 1988 for a ten-year period, renewable in 10-year increments for up to a total aggregate of 40 years. The rights renewed effective August 18, 1998 for an additional 10-year period. Veta rights were granted in November, 1998 for an initial 10-year period, renewable for the same duration up to a total aggregate of 40 years.

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

In late 1992, Crystallex become involved in the exploration and subsequent development of the Albino concession. Following an initial program of mapping, soil sampling, ground magnetometer and IP surveys, drilling began in 1993 to test for continuity of gold mineralization along the Conductora-Aguao 2 trend. Between 1993 and 1998, 268 holes were drilled totaling 30,164 metres. Saprolite mining on the Conductora zone was initiated in 1994 and lasted through 1998.  In 2001, Mine Development Associates made an estimate of the Albino Concession’s ore reserves.  See - Ore Reserves.

Location and Access

The Albino mine is accessible by good gravel road, two and a half miles west of the village of Las Claritas off Kilometre 85 of the paved interstate highway linking Puerto Ordaz to the Brazilian border.  Rainfall is approximately 15 feet per year.

Area Description

The Albino Concession is a 500-hectare concession. The Concession is immediately contiguous to the south and east of Las Cristinas 4 and 5 Concessions and to the north of Crystallex’s Carabobo Concession.

Royalty Payments

The Albino Concession is subject to a net smelter return royalty, payable to MEM, of 4% of the value of gold sold (based on the London Metal Exchange price) and 7% of the value of diamonds.  MEM has, however, reduced the royalty for gold to 1% for the Albino Concession for an indefinite period, but there can be no assurance that such reduction will continue to apply.

Back to Contents

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

Local Geological Setting

The Albino Concession is in an area of low relief and moderately dense tropical rainforest jungle.  Actual outcrops of rock are rare.  The rainy season is from May to October.  The area rivers flood during the rainy season but theproperty is not affected by flooding.

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

Back to Contents

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

Ore Reserves

Ore reserves (proven and probable) at December 31, 2002 are summarized below:

	Ore Tonnes (000’s)	Grade (g/t)	Contained Gold (ozs)

Proven	82	14.8	39,100
Probable	97	14.7	45,600

Total	179	14.7	84,700

The Albino Proven and Probable underground mining reserves were calculated using an 8 gpt cutoff.  The underground reserves are defined within the mine plan as follows.
The economic cutoff was based on the following criteria:

•	Gold price of US$270 per ounce
•	Metallurgical recovery of 92%
•	All in mining, transportation, and G&A cost of US$55.44 per tonne
•	5.9% royalty and refining fees
The resulting calculation was then rounded up to the nearest even g/t.

The ore reserves were estimated by Mine Development Associates, an independent mine engineering company based in Reno, Nevada, utilizing the mineral deposit data estimated by the same company.  The reserve estimate is based on an IDW block model using appropriate geostatical indicators.

Back to Contents

Mineral Deposit

The following table presents the mineral deposit for Albino at December 31, 2002:

Tonnes (000’s)	Grade (g/T)

3,140	4.0

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

Gold Produced – Ounces

1994	1995	1996	1997	1998

5,971	16,391	4,593	10,053	4,251

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

Back to Contents

Bolivar Goldfields Properties - The Tomi Mining Concession and Revemin Mill

The 500 hectare Tomi concession and the Revemin mill are the principal assets of Minera Bonanza S.A. Minera Bonanza is a wholly owned indirect subsidiary of Crystallex, acquired on July 27, 2000 from Bolivar Goldfields Ltd. Crystallex’s acquisition of Minera Bonanza also included 44,438 hectares of exploration land.

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

Mining at Tomi began in mid 1998 at the MacKenzie pit. In August 2000, Crystallex completed the acquisition of Bolivar Goldfields’ Venezuelan assets and took control of the mining operations.

Back to Contents

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

Gold mineralization on the property is essentially confined to zones of intense folding and shearing within the gabbroic sills. At MacKenzie, Charlie Richards and Milagrito gold mineralization consists of quartz-veined, silicified, carbonatized and pyritized zones occurring along the hinges and limbs of antiforms plunging 45° to the east.  At Fosforito, gold mineralization occurs along an easterly dipping shear zone.

Ore Reserves

Ore Reserves (Probable) as of December 31, 2002 are summarized below:

	Ore Tonnes (000’s)	Grade (g/T)	Contained Gold (ozs)

Tomi Open Pits	931	2.9	86,900
Tomi Underground (Charlie Richards)	163	14.5	75,800

The ore reserves for the underground portion of the Charlie Richards deposit were calculated by Mine Development Associates using a gold price of US$265, and a cutoff grade of 5.0 g/t Au. The ore reserves for the open pits were estimated using a cutoff of 1.0 g/t Au. The open pit calculations are based on a gold price of US$300/ounce.  The open pit reserves were estimated by Nick Suter, at that time Crystallex’s Chief Mine Geologist, and verified by Dr. Luca Riccio, P. Geo., Vice President Exploration of Crystallex.

Mineral Deposit

The Mineral Deposit for the Tomi Concession is as follows as of December 31, 2002:

Tonnes (000’s)	Grade (g/T)

699	3.2

Back to Contents

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

Production Statistics (since acquisition by Crystallex)

100% Basis	2002	2001	2000[1]

Tomi Open Pit (100% Crystallex)
Tonnes Ore Mined	25,644	120,876	193,305
Tonnes Waste Mined	2,908	479,614	835,806
Tonnes Ore Processed	27,998	122,000	187,000
Average Grade of Ore Processed (g/t)	3.01	3.1	4.0
Recovery Rate (%)	87%	92%	95%

Production (ounces)	2,347	11,132	22,676

[1] For the portion of the year controlled by Crystallex.

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

Back to Contents

expected to reach a level of about 30,000 ounces per year beginning in 2004.  During 2003, approximately US$2.3 million of capital is planned for underground mining equipment and ramp development.

Financing

Crystallex acquired all of Bolivar’s assets in Venezuela, through the purchase of the stock of Bolivar’s wholly-owned subsidiary, for a purchase price of US$7 million and the assumption of bank debt of US$13 million, which Crystallex paid to US$8.5 million at closing.  Crystallex paid US$5 million of the purchase price in cash and issued to Bolivar a promissory note in the principal amount of US$2 million (which Crystallex has since paid) for the balance.  Crystallex has combined payments under its bank debt with the payments under the loan it assumed upon its acquisition of the San Gregorio property (see The San Gregorio Gold Mine – Financing) and has extended payment dates to reflect more appropriately anticipated production from Venezuelan assets that Crystallex controls.  The final maturity of the credit facility is scheduled for 2006.

The loan provides limited recourse to Crystallex and certain of its subsidiaries.  In consideration of amendments to the loan agreement with Standard Bank of London (“SBL”) to coordinate Venezuelan production from all sources with payment dates, Crystallex has agreed to provide to SBL a security interest in certain shares and assets held by Crystallex as a result of Crystallex’s acquisition of a controlling interest in the El Callao properties.  This will provide Crystallex with additional flexibility as it coordinates production from mine sites in Venezuela.

Revemin Mill

The Revemin mill is a conventional CIL facility capable of treating 1,500 metric tons of ore per day.  The Revemin mill processes ore from the La Victoria and Tomi mines as well as ore purchased from independent miners on nearby concessions.

Revemin Mill Production

100% Basis	2002	2001	2000

Revemin Mill
La Victoria Ore Processed (tonnes)	326,572	297,000	N/A
Tomi Open Pit Ore Processed (tonnes)	27,998	122,000	187,000
Purchased Material Ore Processed (tonnes)	12,339	19,000	3,000

Total Ore Processed (tonnes)	366,909	438,000	190,000
Head Grade of Ore Processed (g/t)	3.0	3.4	4.1
Total Recovery Rate (%)	79%	90%	95%
Total Gold Recovered (ounces)	27,841	42,690	23,538

Cost Per Tonne of Ore Processed	$10.50	$9.08	$8.32

During 2002, ore from La Victoria accounted for approximately 90% of the ore processed by the Revemin mill.  The balance comprised small quantities of open pit ore from the Tomi concession and ore purchased from independent miners working nearby concessions.

Back to Contents

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

Las Cristinas 4, 5, 6 and 7

On September 17, 2002, Crystallex entered into a mining agreement (the ‘‘Agreement’’) with the Corporacion Venezolana de Guayana (the ‘‘CVG’’), acting under the authority of the Venezuelan Ministry of Energy and Mines (‘‘MEM’’) and pursuant to Venezuelan mining law, under which Crystallex has been granted the right to develop the Las Cristinas 4, 5, 6 and 7 gold deposits (the ‘‘Las Cristinas Deposits’’) in the Municipality of Sifontes, Bolivar State, Venezuela. The CVG is the state organization responsible for the development of all natural resources in Bolivar State, with the exception of oil.

Background

The Agreement represents the culmination of a long-standing effort by Crystallex to obtain the mining rights for, and gain possession of, the Las Cristinas Deposits. Crystallex has for several years been involved in the enforcement of its title rights to the Las Cristinas 4 and 6 concessions. One of the obstacles to the enforcement of those rights was the mining contract (the ‘‘MINCA Contract’’) granted in 1992 by the CVG to Minera Las Cristinas, C.A. (‘‘MINCA’’), a joint venture company owned by the CVG and Placer Dome Inc. (‘‘Placer Dome’’) for the development of the Las Cristinas Deposits. In November 2001, the CVG cancelled the MINCA Contract. In March, 2002 the MEM declared that the MINCA Contract was terminated and reassumed control of those mining rights. Although those actions did not have any effect on Crystallex’s title claim to the Las Cristinas 4 and 6 concessions, the result of those actions was that all assets impacted by the MINCA Contract reverted to the Republic of Venezuela. Under an agreement between the MEM and the CVG dated May 16, 2002, the CVG was authorized by the MEM to contract for the development and exploitation of the Las Cristinas Deposits and for the use of the related assets including reports, data and existing infrastructure.  Crystallex was

Back to Contents

selected by the CVG as the party to develop the Las Cristinas Deposits and entered into the Agreement with the CVG on September 17, 2002. Crystallex has been advised by its Venezuelan counsel that the Agreement has been entered into in accordance with all applicable Venezuelan laws and under the authority granted to the CVG by the MEM. As the Agreement provides Crystallex with all legal authority necessary to take possession of and develop the Las Cristinas Deposits, including the commercialization and sale of gold, it is no longer necessary for Crystallex to proceed with its various legal actions seeking to enforce its title rights to the Las Cristinas 4 and 6 concessions.

Highlights

•	Definitive Mining Operation Contract signed with the Corporación Venezolana de Guayana (“CVG”) in September, 2002.
•	Reports of the National Assembly in Venezuela confirm the legal and administrative process underlying the Mining Operation Contract.
•	The independent reserve and resource report from MDA completed in April, 2003
•	Feasibility Study awarded to SNC-Lavalin. Scheduled for completion by September, 2003.
•	Metallurgical and pilot plant testing underway at SGS Lakefield Research Limited and McGill University.
•	Environmental Impact Assessment to be conducted by SNC-Lavalin.
•	Environmental and mining permits to be arranged by the CVG.
•	Deutsche Bank appointed as project finance debt advisor.
•	Commenced work on social programs for communities in the region.
•	Power for the project is available from a new electrical substation near the Las Cristinas site.
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

Mining Operation Contract

On September 17, 2002, Crystallex and the CVG signed a definitive Mining Operation Contract (MOC) for the development of Las Cristinas 4, 5, 6, and 7.  The MOC provides Crystallex with the exclusive right to explore, design and construct facilities, exploit, process and sell gold from Las Cristinas.  An official translated version of the MOC is available on Crystallex’s website, (www.crystallex.com).

The MOC has been entered into in accordance with applicable Venezuelan laws and under authority granted to the CVG by the Ministry of Energy and Mines.  A report in late February,

Back to Contents

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

Highlights of the Mining Operation Contract include:

•	All reserves and production are for the account of Crystallex.

•	Initial term of 20 years, with two renewal terms, each for ten years.

•	Compensation to the CVG consists of the following:
	•	US$15 million (which was paid by Crystallex in the third quarter of 2002) for the use of reports, data and existing infrastructure.
	•	A royalty based upon the value of monthly gold production as follows:
		i.	a royalty of 1% at a gold price less than US$280 per ounce;
		ii.	a royalty of 1.5% at gold prices from US$280 to less than US$350 per ounce;
		iii.	a royalty of 2% at gold prices from US$350 to less than US$400 per ounce; and
		iv.	a royalty of 3% at gold prices greater than US$400 per ounce.
	•	An Exploitation Tax, established by Venezuelan mining law and payable to the Republic of Venezuela, equivalent to 3% of the value of gold produced.

•	The CVG is responsible for obtaining all environmental and mining permits, with Crystallex providing any necessary technical information to support the permit applications.

•
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

•	Crystallex is to present a Feasibility Study by September, 2003 to the CVG for its approval.

Mine Development Associates Technical Report

Mine Development Associates (“MDA”) of Reno Nevada completed an estimate of the Las Cristinas mineralized material in March 2003, detailed in a report issued in April 2003 (as discussed in the next paragraph).  Its estimate of March, 2003 relied on original data and represents the first independent work conducted by Crystallex on the property.  MDA’s work

Back to Contents

will be incorporated into a comprehensive feasibility study.  Mineralized material, estimated using a 0.5 gram per tonne cut-off grade is tabled below:

Tonnes (millions)	Grade

439	1.1

In MDA’s April, 2003, report, the resource and reserve estimates for Las Cristinas were calculated in accordance with the standards of the Canadian Institute of Mining and Metallurgy as adopted by the Canadian Securities Administrators in National Instrument 43-101.  For the purposes of United States reporting under SEC Industry Guide 7, a full feasibility study is required in order to classify mineralization as a reserve.  Accordingly, for US purposes, Las Cristinas mineralization is classified as mineralized material.

Feasibility Study

SNC-Lavalin Engineers & Constructors Inc. (“SNCL”) has been engaged to undertake a bankable Feasibility Study for the design, construction, and development of Las Cristinas.  SNCL’s Feasibility Study is proceeding on the basis of an initial 20,000 tonne per day operation.  The plant design will allow an increase of capacity at a future date.  MDA has been awarded the mandate for the Geology and Mine sections of the Feasibility Study.  Metallurgical testwork is underway at SGS Lakefield Research Limited and McGill University.  The Feasibility Study is scheduled for completion by September, 2003.

An Environmental Impact Study (EIS) is included in the scope of SNCL’s mandate.  The EIS will progress in parallel with the Feasibility Study engineering and the subsequent basic and detailed engineering stages of the project.  The final EIS will be prepared to meet World Bank standards.

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

Crystallex Rights Plan

Crystallex’s Board of Directors adopted, and the shareholders approved, a rights plan (“Rights Plan”), in part, to prevent third parties from exploiting the situation created by Crystallex’s original acquisition of the Cristinas 4 and 6 Concessions in Venezuela.  The purpose of the Rights Plan is to give adequate time for shareholders of Crystallex to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge.  The Rights Plan is designed to give the Board of Directors time to consider alternatives to allow shareholders to receive full and fair value for their Common Shares and to discourage unfriendly takeover attempts.

Back to Contents

The effect of the Rights Plan, when triggered, is that each current Crystallex shareholder will have the right to purchase, for the exercise price of the rights, Crystallex’s common shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50 percent discount).  The exercise price of the rights will be equal to five times the prevailing market price at a specified time.  The Board of Directors believes that the adoption of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of Crystallex and its shareholders.

El Callao Properties - The Lo Increible Deposits

The Lo Increible gold property is located adjacent to Crystallex’s Revemin mill in El Callao. The project consists of two adjacent claims aggregating 9,704 hectares.  Six deposits have been identified on the property, the largest of which is the La Victoria deposit. Crystallex acquired the project through a take-over bid for all of the shares of El Callao Mining Corporation and the purchase from Bema Gold Corp. of both US$16 million of debt that El Callao Mining owed to Bema Gold and Bema Gold’s royalty on the project’s cash flow. Crystallex owns 51% of the Lo Increible project and the right to increase its ownership to 70%, and the remaining 49% ownership is currently controlled by Venezuelan partners unrelated to Crystallex.  Crystallex and its Venezuelan partners have agreed that the net income from the Lo Increible Project is applied to the reduction of debt owing to Crystallex in amounts ranging from 75% to 87.5% of such net income.

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

Property History

The Lo Increible gold belt has been partially exposed by some 86 hardrock gold workings spread along the belt. None of these workings are more than 25 metres deep.  Despite the El Callao district’s production history and Lo Increible’s extensive surface workings, little modern exploration had taken place until the El Callao Mining Corp. began working on the district in late 1993. El Callao’s work initially included regional-scale mapping, airborne magnetic and radiometric surveys, soil and rock sampling, extensive mechanized trenching, and detailed sampling in selected areas. Areas of interest were evaluated by 10,413 metres of reverse circulation drilling in 1994. This RC program led to the definition of priority targets that were subsequently tested by diamond drilling.

Back to Contents

In 1997, El Callao Mining commissioned MRDI, an independent engineering firm based in San Mateo, California, to conduct a resource estimate of the Lo Increible deposits based on a data base of 49,377 meters of drilling in 302 holes. The resource estimate was completed in 1998 and subsequently revised in 2000 based on the information provided by 19 additional holes totalling 1,925 meters.

In addition to the geologic resources defined by this drilling, El Callao’s work led to the identification of several mineralized zones with potential for open pittable mineralization.

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

Gold mineralization within the Lo Increible belt is associated to shear-vein systems characterized by intense hydraulic brecciation, silica flooding, carbonate-sericite alteration and sulphidation (pyrite and subordinate arsenopyrite). Exploration work by EMC has led to the definition of six separate deposits known as La Victoria, La Cruz (“LC”), El Tapon (“T”), Sofia (“S”), La Loca (“LL”) and El Extranjero (“E”).

La Victoria is the largest deposit identified to date on the property. It consists of several stacked mineralized zones that dip 35° to the east and have been traced for 750 metres along strike. The main zone of mineralization (“Main Zone”) has an average true thickness of 20 metres and is characterized by a pinch-and-swell distribution of gold mineralization. La Cruz deposit consists of subparallel shear-hosted mineralized bodies dipping 60° to the southeast.  The best developed zone within this deposit is 3 m to 25 m thick and has been traced for 600 m along strike. El Tapon and La Sofia are rod-like deposits with average thicknesses of 9 m to 12m. They have been traced 200 m to 250 m down-plunge.  The La Loca deposit is a shallow dipping (35°), 5 m to 10 m thick mineralized zone with a known strike length of 100 m. The El Extranjero deposit comprises two steeply dipping mineralized zones ranging in thickness from 2 m to 20 m.  To date the deposit has been traced over 250 m along strike and 120 m down dip.

Back to Contents

Ore Reserves

Ore reserves (probable) at the Lo Increible project as of  December 31, 2002, are summarized below:

	Canadian Standards			U.S. Standards

Deposits	Ore Tonnes (000’s)	Grade (g/t)	Contained Gold (ozs.)	Ore Tonnes (000’s)	Grade (g/t)	Contained Gold (ozs.)

LC, T, S, LL, E (1)	2,219	3.3	235,400	—	—	—
La Victoria (2)	3,925	3.0	377,200	3,925	3.0	377,200
Total Lo Increible	6,144	3.1	612,600	3,925	3.0	377,200

(1) The reserves for these five Lo Increible deposits (LC, T, S, LL, E) were estimated by members of Bema’s technical staff as part of an internal pre-feasibility study published in March 1999.  These reserves were estimated based on the open pit optimization of mineralized material calculated by MRDI.  The ore reserves were calculated using a cut off grade of 1.00  g/t Au and a gold price of US$325 per ounce.  Bema’s estimates qualify as reserves in accordance with Canadian National Instrument 43-101. However, they do not qualify as reserves for United States reporting purposes, since SEC Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the U.S. Securities and Exchange Commission staff, requires completion of a full feasibility report in order to classify mineralization as reserve.  Accordingly, for U.S. reporting purposes, the mineralization at LC,T,S,LL, and E is classified as Mineral Deposit.

(2) The reserves of the La Victoria orebody, which meet both U.S. and Canadian reserve definition standards, were calculated by Nick Suter, at that time Crystallex’s Chief Mine Geologist, and were verified by Dr. Luca Riccio, P. Geo., Vice President Exploration of Crystallex.  The reserve estimate was based on the open pit optimization of the Mineral Deposit performed by Crystallex. The La Victoria reserves were calculated at a cut off grade of 1.0 g/t Au and a gold price of US$300 per ounce.

Mineral Deposit

Tabled below are the Mineral Deposit estimates for the Lo Increible concession at December 31, 2002:

[text continues on next page]

Back to Contents

	Tonnes (000’s)	Grade (g/T)

LC, T, S, LL, E	1,542	4.3
La Victoria	1,197	3.9
Total Lo Increible	2,739	4.1

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

The resource estimates of two of the six Lo Increible deposits (La Victoria and La Cruz) were estimated by MRDI in 2000.  The Mineral Deposit of La Victoria was estimated by Crystallex’s technical personnel using the pre-existing data base as well as an additional 2,894 meters of core drilling completed by Crystallex in 2001. All Mineral Deposit figures were estimated at 1.0 g/t Au cutoff.

For purposes of determining both reserves and mineralized deposits for La Victoria, drill sections are spaced 25 to 50 meters apart, and the drill spacing within the sections is in the range of 25 to 50 meters.

Production Statistics (since acquisition by Crystallex)

100% Basis	2002	2001	2000

La Victoria (51% Crystallex)[1]
Tonnes Ore Mined[2]	333,857	260,098	N/A
Tonnes Waste Mined	937,949	613,210	N/A
Tonnes Ore Processed	326,572	297,000	N/A
Average Grade of Ore Processed (g/t)	2.8	3.1	N/A
Recovery Rate (%)[3]	76%	90%	N/A

Production (ounces)	22,548	26,504	N/A

[1] Crystallex owns 80% of El Callao Mining Corp, which in turn has a 51% equity interest in La Victoria.  However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt relating to the La Victoria concession is repaid.  Thereafter, Crystallex has a 75% share of the cashflow until the La Victoria debt is fully repaid, (approximately US$40 million).  Presently, there is no distributable cashflow, and Crystallex reports all production for its account.

[2] Crystallex commenced mining at La Victoria in April 2001.

[3] The recovery of gold dropped in 2002 due to processing refractory sulphide ore. See 2002 Review below.

Crystallex has been mining ore from the La Victoria Pit since April, 2001.  Ore from La Victoria is trucked about 10 kilometres for processing at the Revemin mill.

Back to Contents

La Victoria is the largest of six deposits on the Lo Increible concession located in Venezuela’s El Callao gold district.  Gold production from the La Victoria open pit mine was 22,548 ounces in 2002, down from 26,504 for the nine months La Victoria was in operation during 2001.  Lower than planned tonnes mined and processed, coupled with considerably lower recoveries and lower grades of ore processed, resulted in a significant shortfall of gold production from La Victoria in 2002.

In 2002, La Victoria accounted for almost 90% of Crystallex’s ore production in Venezuela. Mining of waste and ore were, however, well below budget.  Ore mined, at 334,000 tonnes, was only 68% of budget, while waste mined of 491,000 tonnes was just 49% of budget.  The average mining rate for ore production was just over 900 tonnes per day which was inadequate to keep the Revemin mill operating at its available capacity of about 1,500 tonnes per day. Lower than planned mining of waste and ore were due, in part, to low equipment availability.  Insufficient funding prevented the mining contractor at La Victoria from upgrading and maintaining his equipment fleet.  Production was also reduced by mining mostly hard rock during the year after the depletion of the saprolite ore from the current mining area.  This was compounded by a delay in receiving blasting permits and the lack of some production equipment until August.  As discussed below, a large waste stripping campaign is planned this year to compensate for the lack of stripping in 2002.

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

The Kilometre 88 Area

Crystallex currently holds or claims an interest or has the right to acquire an interest in properties located in or near Kilometre 88 on Interstate Highway 10, in Bolivar State, Venezuela.  Interstate Highway 10 is a paved road in good condition that connects the city of Puerto Ordaz on the Caroni River with the Brazilian border.  Puerto Ordaz, having approximately 400,000 inhabitants with most services and an important river port, is 220 miles away.  Caracas, Venezuela’s capital, is one hour away by air from Puerto Ordaz.  Gravel roads lead from the highway to the Albino Concession, the Las Cristinas Concessions, the Carabobo Concession and the Santa Elena 7 and 8 Concessions, although to reach the Santa Elena Concessions it is necessary to cross a river by barge.

Airports capable of servicing small aircraft are located at the town of El Dorado, 55 miles to the north of the Albino Concession, and at Tumeremo, 100 miles to the north of the Albino Concession. Primary logistical support is available at Kilometre 88 or in the mining settlement of

Back to Contents

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

Mineralization at Santa Elena occurs within shallow dipping fracture zones surrounding the barren pyroxenite, inmultidirectional sets of high grade quartz veins, and in swarms of NNE trending quartz veinlets in quartz diorite.

Work by Crystallex in 1993 indicated potential for large low-grade Mineral Deposit on this property.  One trench assayed 2.48 g/T Au over 100 meters.  One hole drilled in the vicinity of this trench assayed 0.96 g/T Au over its entire 96-meter length.

Back to Contents

          Carabobo Concession

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

Back to Contents

project area and controls exploration rights on 20,000 hectares (49,400 acres) of prospective mineral lands in northern and southern Uruguay.

Property History

Gold prospecting and mining activities in the San Gregorio area date back to the 19th century.  Between 1895 and 1914, underground mining took place at San Gregorio, yielding 64,300 ounces of gold.

The San Gregorio mine remained idle until the mid 1980s when a number of companies began exploration work at San Gregorio.  The project was acquired by American Resource Corp, Inc. (“ARC”) in 1994 and put in production by Rea Gold in 1997 following the 1996 merger of ARC with one of Rea’s wholly owned US subsidiaries. In early 1998, Rea Gold filed for bankruptcy in Canada.

Back to Contents

Crystallex conducted a detailed evaluation of the mine, its assets, liabilities and ore reserves before acquiring the assets in October 1998.

Mineralization

The San Gregorio gold mine and the surrounding gold district are located in the western portion of a 110 Kilometre long and 35 Kilometre wide Precambrian inlier known as the Rivera Crystalline Island (“RCI”). The RCI is cut by prominent longitudinal breaks and shear zones which cross the entire length of this Precambrian inlier. Gold mineralization in the region is broadly associated to structural and lithologic elements. At San Gregorio mineralization occurs within dilatational sites of an E-W shear known as the San Gregorio Shear Zone and is best developed in areas where the shear zone cuts reactive dioritic rocks. Gold mineralization at San Gregorio consists of pyrite-bearing silica-carbonate replacements and quartz-kspar stockworks. Gold mineralization is characterized by low sulphide content (1- 4%) and is therefore non-acid generating.

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

Ore Reserves

Ore Reserves as of December 31, 2002 are summarized below:

Ore Reserves

(Probable)	Ore Tonnes (000’s)	Grade (g/t)	Contained Gold (oz)

San Gregorio Project	1,122	1.7	63,100

The Ore Reserves were calculated using a 0.7g/t Au cutoff and a gold price of $325/ounce.
The Ore Reserves were calculated by members of San Gregorio’s technical staff using Medsystem modeling techniques.

Mineral Deposit

Mineral Deposit for the San Gregorio deposits as of December 31, 2002 is summarized below:

Back to Contents

Mineral Deposit

	Tonnes (000’s)	Grade (g/T)

San Gregorio Project	8,134	1.0

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

The Mineral Deposit of San Gregorio was calculated by members of Minera San Gregorio’s technical staff using the same Medsystem software employed in the estimation of ore reserves. The Mineral Deposit figures are reported at a 0.5 g/t Au cutoff

For purposes of determining both reserves and mineralized deposits, drill sections are spaced 25 to 50 meters apart, and the drill spacing within the sections is 25 meters.

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

[text continued on next page]

Back to Contents

Production Statistics

100% Basis	2002	2001	2000

San Gregorio (100% Crystallex)
Tonnes Ore Mined	1,062,626	828,526	948,676
Tonnes Waste Mined	4,685,190	5,007,753	4,511,631
Tonnes Ore Processed	1,105,619	1,092,389	1,087,101
Average Grade of Ore Processed (g/t)	2.04	2.09	2.21
Recovery Rate (%)	92%	91%	93%

	66,832	66,957	72,025
Production Costs (US$/ounce):
Cash Operating Costs	$234	$259	$221
Royalties & Production Taxes	$3	$3	2

Total Cash Cost Per Ounce	$237	$262	$223

The San Gregorio open pit mine, located in northern Uruguay, accounted for approximately 70% of Crystallex’s gold production in 2002.  The mine operated at planned levels and gold production for the year, at 66,832 ounces, was equivalent to 2001 production.  Operating results were in line with budget projections, with the mill processing over 3,000 tonnes per day on average during the year and gold recovery exceeding 92%.

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

Crystallex is also evaluating the adjoining Sobresaliente property owned by Uruguay Mineral Exploration, (“UME”).  If reserves support a viable mine plan, ore from Sobresaliente will be processed at the San Gregorio mill and the net cashflow from the project will be shared between Crystallex and UME in accordance with terms of an agreement signed in July, 2002.

Back to Contents

Environmental closure and severance costs at San Gregorio are estimated at approximately US$2.3 million.  Under the current plan, these costs will be incurred in late 2003 and during 2004.

Permitting and Environmental Matter

On January 19, 1994, the Uruguayan Government enacted Law 16.466 (regulatory decree passed September 21, 1994), which established the requirement for mining companies to be issued an Environmental Impact Authorization prior to the commencement of construction and mining activities. The San Gregorio gold mine was granted the country’s first environmental permit under the new regulatory decree on March 26, 1996, becoming the first mine in Uruguay to conduct an environmental impact study.

Financing

The assets of the San Gregorio Gold mine were acquired at a total purchase price of US$29.0 million, satisfied by US$7.0 million in cash, US$6.0 million from the liquidation of certain acquired company assets and US$16.0 million in non-recourse project finance underwritten by Standard Bank London Limited (“SBL” or “Standard Bank London”). In addition, a further US$1.2 million non-recourse equipment finance loan was arranged by SBL. The total US$17.2 million has been borrowed by Minera San Gregorio, S.A. (“MSG”), an indirect wholly-owned subsidiary of Crystallex (“SBL Loan”).

The original US$16 million gold loan from SBL was being amortized in accordance with the cash flow from the San Gregorio mine and carried an interest rate of approximately 3%.  Crystallex amended the original terms of the loan and combined repayment with the payments under the loan that it assumed upon its acquisition of Bolivar Goldfields’ Venezuelan assets (see The Tomi Mine and Revemin Mill – Financing).  The combined repayments provide a final payment under the US$16 million loan to MSG (the “MSG Loan”) in 2004 and a final payment under the loan in connection with the acquisition of Bolivar Goldfields’ Venezuelan assets (the “Bolivar Loan”) in 2006.  At December 31, 2002, the principal balance of the MSG Loan and of the Bolivar Loan, each of which provide limited recourse to Crystallex and certain of its subsidiaries, is approximately US$2,511,000 and  US$8,263,000, respectively.

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

Back to Contents

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

ITEM 5 – Operating and Financial Review and Prospects

This discussion of Crystallex’s financial condition and results of the operations should be read in conjunction with the audited consolidated financial statements and the related notes thereto as restated on July 25, 2003.  Crystallex prepares and files its consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) in Canadian dollars (unless otherwise stated) and in accordance with Canadian generally accepted accounting principles (“GAAP”).

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

Key Highlights

•	Gold production of 94,623 ounces at a cash cost of US$269 per ounce
•	Cash contribution of US$34 per ounce; average realized gold price of US$303
•
Net loss for the year Cdn$56.5 million, including non-cash items (i) mineral property writedowns of Cdn$2.1 million, (ii) non-hedge derivative loss of Cdn$35.5 million and (iii) amortization and depletion Cdn$12.3 million

•	Las Cristinas Mining Operation Contract signed
•	Las Cristinas Feasibility Study and metallurgical testwork underway
•	2001 and 2000 Results restated resulting primarily from mineral property writedowns and marking to market the derivative book
•	Management team expanded
•	Head office relocated to Toronto

Back to Contents

Key Statistics

	2002	2001	2000

Operating Statistics
Gold Production (ounces)	94,623	109,647	95,563
Total Cash Cost Per Ounce[1,2]	US$269	US$230	US$211
Total Production Cost Per Ounce[2]	US$353	US$321	US$287
Average Realized Price Per Ounce	US$303	US$295	US$301
Average Spot Gold Price Per Ounce	US$310	US$271	US$279
Financial Statistics (C$thousands) – As Restated
Revenues	$46,161	$45,984	$39,639
Cashflow from Operating Activities	$(4,451)	$8,139	$11,080
Net Income (Loss)	$(56,460)	$(42,552)	$4,549
Net Income (Loss) per Basic Share	$(0.67)	$(0.62)	$0.09
Weighted Average Number of Common Shares Outstanding	84,441,287	69,117,738	52,965,842

[1] Includes Royalties and Production Taxes.
[2] Total Cash Costs and Total Production Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures.

Restatement and Prior Period Adjustment

As described in detail below, Crystallex has amended its accounting treatment for call options and fixed forward contracts in including a mark to market adjustment of both call options and fixed forward contracts.  The impact is as follows:

	2002 ($000’s)	2001	2000

Net Income (Loss) – As originally reported(1)	(39,772)	68	3,305
Prior period adjustment(3)	—	(36,718)	(3,713)

Net (Loss) – As previously reported(2)	(39,772)	(36,650)	(408)
Restatement of non hedge derivative loss(3)	(16,688)	(5,902)	4,957

Net Income (Loss) – As restated	(56,460)	(42,552)	4,549

1.          2002 information is contained in Crystallex’s 2002 audited consolidated financial statements that have audit report dated May 13, 2003.The 2001 information is contained in Crystallex’s 2001 audited consolidated financial statements that have audit report dated May 8, 2002, and the 2000 information is contained in Crystallex’s 2000 audited consolidated financial statements that have audit report dated March 27, 2001.

2.          Balances reflected in the 2002 consolidated statements audit report dated May 13, 2003.

3.          Refer to note 3 to the 2002 consolidated statements audit report.

Back to Contents

The impact of this restatement on U.S. GAAP earnings is disclosed in note 18 to the 2002 consolidated statements which are included in this F-1 filing and Form 20-F 2002.

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

A.        Operating Results

Summary

For the year ended December 31, 2002, Crystallex had a net loss of $56.5 million, or $0.67 per share including non-cash items, (i) mineral property writedowns of $2.1 million, (ii) non-hedge derivative loss of $35.5 million and (iii) amortization and depletion $12.4 million, as compared with a net loss of $42.6 million, or $0.62 per share in 2001.  Gold sales revenue was $46.2 million for the year, a slight increase from $46.0 million in 2001.  The increase in sales revenue from 2001 was attributable to a higher average realized gold price in 2002 offset by lower gold production.  The average realized gold price during the year was US$303 per ounce, as compared with US$295 per ounce in 2001.  Crystallex’s average realized price per ounce in 2002 was below the average annual spot price of US$310 per ounce as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price.

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

Back to Contents

Revenue from gold sales of $46.0 million in 2001 was up from $39.7 million in 2000 respectively reflecting the acquisition of Bolivar Goldfields A.V.V. (“Bolivar Goldfields”), which Crystallex completed during the third quarter of 2000, and the acquisition of the El Callao Mining Corp., completed in the first quarter of 2001.  Crystallex produced 109,647 ounces of gold in 2001 compared to 95,563 ounces in 2000.  Of the 109,647 ounces of gold in 2001, 66,957 ounces (approximately 61%) were from Uruguay and 42,690 ounces (approximately 39%) were from the Revemin Mill in Venezuela.  During the period, Crystallex realized average revenue of US$295 as compared to US$301 for the same period in 2000.

Gold Production and Cost of Production

Following is a brief review of Crystallex’s operations during 2002:

The San Gregorio mine, located in Uruguay, accounted for about 70% of Crystallex’s total gold production in 2002.  Production of 66,832 ounces in 2002 was on budget and equivalent to 2001 levels.  Total cash costs of production decreased from US$262 per ounce in 2001 to US$237 per ounce in 2002, in part due to less waste stripping.  For 2003, production is forecast at 52,000 ounces of gold.  The current life of mine plan contemplates the mine closing at the end of 2003; however, Crystallex is presently evaluating alternatives to extend the mine life beyond 2003.  Environmental closure and employee severance costs are estimated at US$2.3 million.

Results at Crystallex’s Venezuelan operations during 2002 were impacted by operating difficulties, particularly processing of refractory sulphide ore from La Victoria, and a lack of capital funding, as cash resources during the year were directed at securing the Las Cristinas properties.

In 2002, the open pit La Victoria mine located near El Callao accounted for almost 90% of Crystallex’s ore production in Venezuela.  However, the recovery of gold from La Victoria ore declined during 2002, averaging only 76% for the year, as compared with 90% in 2001.  Recovery of gold has been considerably reduced since the transition from saprolite ore to sulphide ore at La Victoria early in the second quarter of 2002.  Metallurgical testwork to date indicates that the refractory sulphide ore at La Victoria requires flotation and regrinding prior to cyanide leaching.  Further test work is required to accurately determine recovery levels, however, the Phase I Revemin mill expansion to 1,800 tonnes per day will incorporate a flotation and regrind circuit designed to improve recovery of gold.

In addition, reduced availability of mining equipment at La Victoria resulted in less tonnes mined and processed.  This increased the unit processing costs from US$9.08 per tonne of ore processed in 2001 to US$10.50 per tonne in 2002.  Lower ore production and recoveries increased the total cash cost of production in Venezuela from US$182 per ounce in 2001 to US$348 per ounce in 2002.

To partially offset lower production from the La Victoria mine, open pit mining was undertaken on the Tomi concession early in the year.  This contributed about 2,300 ounces of gold production in 2002.  Crystallex’s focus on the Tomi concession continues to be the development

Back to Contents

of a high grade underground mine.  At the Tomi underground mine, ore production has commenced from the first mining stope.  Production from Tomi will be ramped up over the course of the year and is expected to reach design rates of about 30,000 ounces per year in early 2004.

Crystallex’s consolidated cash and total production costs per ounce of gold, calculated in accordance with the Gold Institute Standard, are as follows:

	2002	2001	2000

Total Cash Cost of Production (US$/ounce)
Direct Mining Costs	$259	$223	$204
Refining and Transportation	6	4	4
By-Product Credits	(2)	(2)	(2)
Cash Operating Costs	$263	$225	$206
Royalties	3	2	3
Production Taxes	3	3	2
Total Cash Costs	$269	$230	$211
Depletion and Amortization	81	89	73
Reclamation	3	2	3
Total Production Costs	$353	$321	$287

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

Back to Contents

Total cash costs per ounce are calculated in accordance with “The Gold Institute Production Cost Standard.”  Crystallex has not changed the components of these costs from period to period.  Adoption of this standard reporting is voluntary, and the data may not conform to other similarly titled measures provided by other precious metals companies.  Management uses the cash cost per ounce data to access profitability and cashflow from Crystallex’s operations and to compare it with other precious metals producers.  Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

	2002		2001		2000

	C$,000
Operating Costs per Financial Statements		40,678		39,847		30,694
By-Product Credits		(226)		(353)		(232)
Reclamation and Closure Costs		(414)		(322)		(358)
Operating Costs for Per Ounce Calculation		40,038		39,172		30,103
Ounces Sold		94,623		109,647		95,563
Total Cash Cost Per Ounce C$	C$	423	C$	357	C$	315
Total Cash Cost Per Ounce US$	US$	269	US$	230	US$	211

Write-downs of Mining Interests and Investments – Prior Period Restatement

Crystallex undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment.  This review encompassed an assessment of mine plans and factors such as (i) the price of gold, (ii) operating and capital costs, (iii) recovery rates, (iv) ore grade and (v) reserves.  Net cashflows were calculated for each property accounting for all of these factors and the result was compared to the carrying value of the property.  The results of this review led Crystallex to record provisions aggregating $36.7 million to reduce previously reported carrying values of various properties, plant and equipment.  (For details of the provision, please refer to Note 3 of Notes to the Financial Statements.)  Provisions have been reflected in the year corresponding to the valuation period, thereby resulting in the restatement of the financial statements for 2001 and 2000.  These are non-cash adjustments and do not impact Crystallex’s cashflow.

Review of Operations

Overview

Crystallex’s producing operations include the open pit San Gregorio mine and mill in Uruguay and the La Victoria and Tomi open pit mines and the new Tomi underground mine in Venezuela.

Back to Contents

Ore from the Venezuelan mines is processed at Crystallex’s Revemin mill, which is located ten kilometres from the La Victoria mine and twenty one kilometres from the Tomi mine.

Key Operating Statistics

	2002	2001	2000

Gold Production (ounces)
San Gregorio	66,832	66,957	72,025
La Victoria	22,548	26,504	N/A
Tomi Open Pit	2,347	11,132	22,676
Purchased Material	2,896	5,054	862
Total	94,623	109,647	95,563

Total Cash Cost of Production (US$/ounce)
San Gregorio	$237	$262	$223
Venezuela	$348	$182	$175
Company Average	$269	$230	$211

Mineral Reserves (ounces of gold)	10,465,100	1,015,700	581,300

Operating Mines

A summary of 2002 production for all of Crystallex’s operating mines is included in Item 4D, Property, Plants and Equipment.

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

Cash and cash equivalents were $5.7 million at the end of 2002, down from $14.4 million at the end of the preceding year.  The reduction in cash was largely due to making the US$15 million payment to the Corporación Venezolana de Guayana, (“CVG”) for the acquisition of the Las Cristinas data and infrastructure.  At the year end there was a working capital deficiency of

Back to Contents

$19.6 million as compared to working capital of $9.3 million in 2001.  Subsequent to the year end Crystallex obtained additional financing and has undertakings for further fundings.

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

During 2000, Crystallex invested $5.4 million to consummate the acquisition of a portion of the outstanding debt owing from El Callao Mining Corp. to Bema Gold Corporation (‘Bema”) and a royalty on the El Callao Mining project.  Concurrent with this, Crystallex completed the take-over bid made by its wholly-owned subsidiary 618707 British Columbia Ltd., to acquire any and all of the common shares of El Callao Mining Corp.  The shares of El Callao Mining Corp. deposited to the offer totalled 36,575 832, representing approximately 80% of the outstanding shares of El Callao Mining Corp. 618707 British Columbia Ltd. assigned its rights under the bid to Crystallex and Crystallex took up and paid for the El Callao Mining Corp. shares by issuing an aggregate of 2,438,352 common shares of Crystallex.

In 2000 Crystallex invested $7.8 million to acquire 100% of the outstanding share capital of Bolivar Goldfields A.V.V. and $4.6 million to acquire a portion of the outstanding debt owed from El Callao Mining Corp. to Bema Gold Corporation and a royalty on the El Callao mining project.

Financing Activities

Crystallex’s financing activities during 2002 consisted primarily of issuing share capital or share capital equivalents such as warrants and convertible debt.  During the year, Crystallex issued convertible debt of $30.4 million.  The convertible debt bears interest at a market rate and is convertible into common shares of Crystallex at the option of the holder at a conversion price determined by the average market price of shares over a predetermined period preceding the date of conversion.  The convertible debt also has a conversion feature that allows the holder to convert at a percentage, typically 95%, of the calculated market price.  At the year end, $17.1 million of convertible debt was outstanding.

Back to Contents

In addition to convertible debt, Crystallex issued approximately 3.6 million common shares for proceeds of $7.3 million and issued 2.3 million special warrants for $4.6 million of proceeds.

Other financing activities during 2002 included a US$1.125 million repayment of bank debt.  Crystallex has a commercial loan from an international commercial bank which is secured by certain of Crystallex’s assets.  The bank loan bears interest at approximately 2.5% over LIBOR and is repayable in annual instalments through 2006.  At December 31, 2002, the bank loan repayment schedule was as follows (in US$millions):

2003	2004	2005	2006	Total

$3.00	$1.24	$4.4	$2.06	$10.7

Cash provided by financing activities generated $20.1 million in 2001 and $5.5 million in 2000, representing the proceeds from a private placement, equity offerings, debt draw downs, exercising of warrants and stock options.

Critical Accounting Policies

The preparation of Crystallex’s consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reported period.  The most critical accounting policies upon which Crystallex’s financial status depends are those requiring estimates of proven and probable reserves, recoverable ounces therefrom, and assumptions of future gold prices.  These estimates and assumptions affect the value of inventories and the potential impairment of long-lived assets.  These estimates and assumptions also affect the rate at which depreciation, depletion, and amortization are charged to earnings.  Commodity prices significantly affect Crystallex’s profitability and cash flow.  In addition, management estimates costs associated with reclamation of mining properties as described above.  On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on these estimates and assumptions.

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

Back to Contents

regimes, country specific employment legislation and currency exchange fluctuation.  Crystallex seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

Regulatory and Environmental Risks

Crystallex takes care to maintain compliance with the regulations prevalent in the countries within which it has activities.  Concern for the environment has spawned several regulations with regard to mining in various countries.  Crystallex believes that its environmental programs, developed internally in conjunction with local advisors, not only complies with but in some cases exceeds prevailing regulations.  Crystallex accrues for its estimated future reclamation and remediation liability over the life of its mines, while costs relating to ongoing site restoration are expensed when incurred.  Crystallex’s estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated.  Crystallex will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

The mining and production activities of Crystallex in Uruguay and Venezuela are subject to environmental legislation and government regulation, including reporting requirements and monitoring activities. Crystallex is not aware of any material breach of environmental regulations or requirements and has no notices or work orders outstanding with respect to environmental matters.  It is Crystallex’s policy and practice to conduct internal environmental audits to confirm compliance with environmental regulations and assess continuing compliance.

Cyanide

Environmental considerations in Uruguay and Venezuela focus on the use and containment of cyanide bearing solutions (liquids) and cyanide bearing solid tailings.  In order to apply effective remediation measures, it is important to understand some of the characteristics of cyanide:

•	Cyanide is a man-made substance consisting of nitrogen, carbon and hydrogen. (NCH)

•	It is toxic and needs to be handled with care.

•	It is a fragile chemical compound (unstable in certain environments).

•	It is biodegradable, oxidizes rapidly and reverts back to its components of carbon which becomes carbon dioxide, nitrogen which becomes a nitrous oxide, and hydrogen which turns into water.

•	It is destroyed by ultraviolet light over time.

•	It is destroyed rapidly in an environment where the PH drops below 10.

•	Cyanide destruction plants, like the one at Minera San Gregorio (“MSG”), operate with a PH of 2 in order to destroy 95% of the cyanide in less than 4 hours.

Back to Contents

Uruguay

In Uruguay, two government agencies develop policies regarding environmental protection, DINAMA, the National Directorate of the Environment, and DNH, the National Directorate of Hydrology. A third agency, DINAMIGE, the Directorate of Mining and Geology, joins DINAMA and DNH in the decision to allow mining to proceed.

DINAMA allowed MSG to proceed with mining based on MSG’s compliance with DINAMA’s requirements. The requirements covered protection of flora and fauna, discharge of solid and liquid waste, dust control and many other matters, all of which have been complied with by MSG.  Each year MSG prepares a comprehensive report which addresses all compliance requirements and files the report with DINAMA, with a courtesy copy to the other two agencies.  The report covers operating compliance issues as well as general environmental issues regarding the impact of the operation on flora and fauna.  The annual reports filed have been, in large part, accepted without question. There have never been major compliance issues during the period of Crystallex’s ownership of MSG.

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

•
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

Back to Contents

•
The tailings facility was designed by Golders Associates and constructed under their supervision. The long term stability of this facility is assured thorough design and operating criteria, and DNH has accepted the concept and design.

Reclamation and planting of mine waste dumps.

•	This is an ongoing activity started in 2001.

•	Approximately 40% of the dumps have been reclaimed and revegetated.

•	The results have been successful beyond our initial expectation. The reclaimed dumps blend well into the environment and are difficult to discern from a distance.

Removal of surface facilities.

•	A plan to remove surface facilities was presented, but for obvious reasons implementation is delayed to the end of our mining cycle at MSG.

•	Estimates to remove the plant are updated regularly.

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

Venezuela

The Revemin plant has obtained permits for the use of cyanide in the dissolution of gold, and these permits are in good standing.  The permit is contingent on our containing all tailings which have come into contact with cyanide.  Compliance with the permit is achieved as follows:

•	A major North American geotechnical and engineering company designed the tailings deposition facility for Bolivar Goldfields

•	The tailings dams were constructed according to the specifications set out in the engineering project.

•	The tailings dams are being operated according to the specifications set out in the engineering project.

•	The tailings dams are raised annually to accommodate the next years production.

•	The cost of raising the dams is expensed annually.

•	Certain areas of the tailings impoundment facility are decommissioned as they reach design capacity.

•	These areas are revegetated and returned to nature.

Back to Contents

•
Since the property has been under Crystallex ownership, the annual inspection has been carried out by a Canadian geotechnical consultant, M. A. J. Matich, the recipient of the prestigious Leggett Award for recognition in the field of Geotechnical Engineering.

•	Revemin staff inspect the tailings dams perimeter once per day.

•	Representatives of the Ministry of the Environment and Natural Resources (“MARN”) conduct planned bi-annual visits and occasionally conduct unplanned inspections.

•	Operations at Revemin have never been suspended for non-compliance.

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

Not Applicable.

D.          Trend Information

Not Applicable.

E.          Off-Balance Sheet Arrangements

Crystallex had no off-balance sheet arrangements as of December 31, 2002.

[text continues on next page]

Back to Contents

F.          Tabular Disclosure of Contractual Obligations

	Payments Due by Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term Debt Obligations (See Note 9 to Notes to Financial Statements)
(i) Bank Loan	$16,900,000	$4,700,000	$12,200,000	—	—
(ii) Convertible Notes	$17,100,000	$3,500,000	$13,600,000	—	—
Operating Lease Obligations (See Note 15 to Notes to Financial Statements)	$605,902	$188,712	$308,249	$108,941	—
Precious Metal Contracts (1) (See Note 15 to Notes to Financial Statements)
(i) Fixed Forward Contracts	77,598 oz @ average US$300 per oz.	82,608 oz @ average US$300 per oz.	42,980 oz @ average US$305 per oz.	39,996 oz @ average US$310 per oz.	—
(ii) Written Call Options	60,852 oz @ average US$295 per oz.	115,956 oz @ average US$306 per oz.	50,922 oz @ average US$303 per oz.	2,000 oz @ average US$348 per oz.	—
Bonds Letter of Credit (See Note 15 to Notes to Financial Statements)
(i) Environmental Remediation Letter of Credit	$1,500,000	Contingent	Contingent	Contingent	Contingent
(ii) Performance Bond	$4,750,000	Contingent	Contingent	Contingent	Contingent

(1)  Precious Metal Contracts are reflected in ounces and average price per ounce rather than as cash obligations, since the obligation will be settled by delivery of gold, by financial settlement, or by a combination thereof.  Obligations may also be rolled forward to subsequent periods.

Item 6 – Directors, Senior Management and Employees

A.          Directors and Senior Management

In the following table and notes thereto is stated the name of each current Crystallex director and member of senior management, all offices of Crystallex now held by him, his business experience and principal occupation, the period of time for which he has been a director or member of senior management, and, for directors, other principal directorships:

Back to Contents

Name and Office, Function or Position with Crystallex	Business Experience and Principal Occupation	Director Since	Principal Directorships

Robert A. Fung(2)(4)(5) Toronto, Ontario, Chairman of the Board, Director	Business Executive, Yorkton Securities, Inc.	December 3, 1996	Toronto Waterfront Revitalization Corporation; Stockhouse Media Corporation; El Callao Mining Corp. (6)

Marc J. Oppenheimer(2) Leonia, New Jersey, President, Chief Executive Officer and Director	President and Chief Executive Officer of Crystallex	February 20, 1995	First Choice Industries, Ltd; IDT Corporation; El Callao Mining Corp. (6)

Michael Brown(1) Toronto, Ontario Director	President, Capital Markets Advisory	October 10, 2002	Queenston Mining Inc.; El Callao Mining Corp. (6)

C. William Longden(3) Toronto, Ontario Director	Vice Chairman, Marshall, Macklin, Monaghan Limited	July 25, 2000	Marshall, Macklin, Monaghan Limited; El Callao Mining Corp. (6)

David I. Matheson(1)(3) Toronto, Ontario, Director	Counsel, McMillan Binch, LLP Barristers & Solicitors	July 25, 2000	Clarke Inc.; El Callao Mining Corp. (6)

Harry J. Near (1)(3))(4)(5) Ottawa, Ontario, Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group	May 5, 1997	El Callao Mining Corp. (6)

Armando F. Zullo (4) Director	Business Executive; President of A.F. Zullo & Company Ltd	December 3, 1996	El Callao Mining Corp. (6)

Back to Contents

Daniel R. Ross Toronto, Ontario, Executive Vice President, Corporate Counsel, and Secretary	Executive Vice President, Corporate Counsel, and Secretary of Crystallex International Corporation

Dr. Sadek El-Alfy Seattle, Washington, Vice President –Operations	Vice President-Operations Crystallex International Corporation

Dr. Luca M. Riccio Vancouver, British Columbia, Vice President – Exploration	Vice President-Exploration Crystallex International Corporation

Borden D. Rosiak Toronto, Ontario, Chief Financial Officer	Chief Financial Officer Crystallex International Corporation

Kenneth Thomas, Toronto, Ontario, Chief Operating Officer	Chief Operating Officer Crystallex International Corporation

(1)Member of the Audit Committee
(2) Member of the Executive Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Compensation Committee
(5) Member of the Nominating Committee
(6) Become director of El Callao Mining Corp. subsequent to Crystallex’s acquiring approximately 80% of the outstanding El Callao shares.  See Item 4.A- Information on the Company- History and Development of the Company- Important Acquisitions Since January 1, 2001.

Enrique Tejera-Paris, a former Crystallex director, did not stand for re-election at Crystallex’s Annual General Meeting held on June 26, 2003, at which time the size of Crystallex’s Board was reduced from nine to seven members.  His term as a director ended on that date.

All directors serve until the next Annual General Meeting of Crystallex unless they resign or are otherwise replaced by the shareholders of Crystallex. The following is a brief description of each of Crystallex’s directors and principal officers:

Robert A. Fung, Chairman.  Prior to his appointment as Crystallex’s Chairman on February 12, 1998, Mr. Fung was a Crystallex Director and Vice Chairman of Gordon Capital Corporation, a Canadian investment bank, where he oversaw a broad range of investment activities.  Currently, Mr. Fung serves in a senior advisory position at Orion Securities Inc. and from 1997 to 2001 was a Senior Partner of Capital West Group.  In addition, Mr. Fung serves as Chairman of the Task Force to redevelop Toronto’s Waterfront, a Cdn$12 billion redevelopment project and one of the largest urban renewal projects undertaken in the history of Canada, and is a partner in Poseidon Financial Partners, an investment banking firm.  He is a Director of the Government of Canada’s Export Development Corporation.  Mr. Fung works closely with the Board of Directors and Crystallex’s senior management in determining Crystallex’s business strategy.

Marc J. Oppenheimer, President and Chief Executive Officer.  Mr. Oppenheimer has served as Crystallex’s President and Chief Executive Officer and a Crystallex Board member since

Back to Contents

February 1995.  Prior to coming to Crystallex, he held executive positions at The Chase Manhattan Bank and Midlantic National Bank.  Immediately before joining Crystallex, Mr. Oppenheimer was engaged in merchant banking activities and was a consultant to Crystallex. Mr. Oppenheimer is responsible for the overall administration of Crystallex and all elements of Crystallex’s business. He is also responsible for the recruitment, direction and supervision of the senior management of Crystallex and its subsidiaries.

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

David I. Matheson, Director.  Mr. Matheson had been a partner with the Toronto, Canada law firm of Aird & Berlis since 1991 and became counsel to that firm in 2001.  In December 2001, Mr. Matheson joined the firm of McMillan Binch in Toronto as counsel. Mr. Matheson has an extensive background in international finance and taxation and has lectured on corporate governance, evolving director’s responsibilities, and other areas of corporate law.

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

Daniel R. Ross, Executive Vice President and Corporate Counsel.  Prior to joining Crystallex full-time in September 2001, Mr. Ross was a partner of McCarthy Tetrault, one of Canada’s largest law firms, having joined McCarthy Tetrault in 1991.  Prior to his retirement from the firm, Mr. Ross served as managing partner of its London, Canada offices. Mr. Ross has served on a number or private and charitable boards and is currently Chairman of the Board of the London Health Sciences Centre, one of Canada’s largest hospitals. Over the past several years, he was instrumental in the negotiation and completion of Crystallex’s acquisitions and financings. Mr. Ross coordinates the placement and execution of legal, administrative and related services.  Mr. Ross did not stand for re-election to the Crystallex Board of Directors as of the June 26, 2003, Annual General Meeting of Shareholders, and his term as a director ended as of that date.

Back to Contents

Dr. Sadek El-Alfy, Vice President – Operations.  Dr. El-Alfy has more than 20 years of experience in mine management and operation.  Prior to joining Crystallex in February, 1997, he was Vice President of Operations for Royal Oak Mines and previously was General Manager of the Iron Ore Company of Canada.  He has a degree in mining engineering and received his doctorate from the University of London. Dr. El-Alfy directs and manages the mining operations of Crystallex and advises in acquisitions and exploration programs.

Dr. Luca M. Riccio, Vice President of Exploration.  Dr. Riccio joined the Crystallex management team in December 1996.  He is a geologist and has over 25 years of experience in the mining industry, which includes consulting for BP Minerals, Homestake and other large successful mining companies.  Dr. Riccio is a Fellow of the Geological Association of Canada.

Borden D. Rosiak, Chief Financial Officer.  Mr. Rosiak joined Crystallex in May, 2002. Prior to joining Crystallex, Mr. Rosiak was Chief Financial Officer of Dorset Partners, a private investment firm. From 1994 to 1999 he was Chief Financial Officer of Newcourt Credit Group, a global financial services company. Mr. Rosiak managed the capital structure of Newcourt, including numerous equity offerings as well as the financial and administrative operations. He also served as CFO of Toronto’s 2008 Olympic Bid committee. Mr. Rosiak is a chartered accountant and also holds a bachelor’s degree in Applied Sciences – Chemical Engineering. Mr. Rosiak manages and directs Crystallex’s financial administration.

Ken Thomas, Chief Operating Officer. Mr. Thomas joined Crystallex on April 1, 2003.  He served for many years as a senior officer of Barrick Gold Corporation.  From 1990 to 1995, Mr. Thomas was Barrick’s Senior Vice-President Metallurgy and Construction and from 1995 until his departure in 2001, he served as Senior Vice President, Technology.  In May 2001, Mr. Thomas joined Hatch, and immediately prior to joining Crystallex was Managing Director for Hatch in Western Australia.  Mr. Thomas is a professional engineer and obtained his doctorate in Technical Sciences from Delft University in The Netherlands.

B.          Compensation

All amounts shown in the following three tables are in Canadian dollars unless otherwise noted:

[text continued on next page]

Back to Contents

Summary Compensation Table for Executive Officers

		Annual Compensation							Long Term Compensation Award

Name and Principal Position	Year(1)	Salary ($)		Bonus(2) ($)		Other Annual Compensation ($)			Securities Under Options(4) (#)	All Other Compensation ($)

Robert A Fung	2002		NIL	US$	100,000		$180,000	(7)	55,000	NIL
(Chairman of the	2001		NIL	US$	100,000		$180,000		205,000	NIL
Board – Feb. 12/98)					$350,000
	2000		NIL	US$	100,000		$180,000		405,000	NIL

Marc J. Oppenheimer	2002	US$	449,996	US$	195,000	US$	11,000	(5)	40,000	NIL
President & Chief Executive Officer	2001	US$	418,461	US$	195,000	US$	10,500	(5)	190,000	NIL
(Feb. 20/95 to present)	2000	US$	357,808	US$	182,000	US$	10,200	(5)	390,000	NIL

Daniel R. Ross	2002		$400,000		$178,024		NIL		50,000	NIL
Executive Vice President and	2001		$166,667		$83,333	US$	6,000	(6)	255,000	NIL
Corporate Counsel (July 1/01 to present)	2000		NIL		NIL		NIL		155,000	NIL

Dr. Sadek El-Alfy	2002	US$	222,000	US$	25,000	US$	1,800	(5)	NIL	NIL
Vice President, Operations	2001	US$	222,000	US$	50,000	US$	1,800	(5)	65,000	NIL
(Feb./97 to present)	2000	US$	174,000	US$	50,000	US$	1,800	(5)	20,000	NIL

Dr. Luca M. Riccio	2002		NIL		$15,000		200,000	(3)	NIL	NIL
Vice President, Exploration	2001		NIL		$15,000		200,000	(3)	65,000	NIL
(Dec. 2/96 to present)	2000		NIL		NIL		200,000	(3)	20,000	NIL

Borden Rosiak	2002		$49,800		$20,000		NIL		NIL	NIL
Chief Financial Officer	2001		N/A
(Oct 2002 to present)	2000		N/A

(1)	The fiscal periods referred to in this table are the 12 months ended December 31, 2002, the 12 months ended December 31, 2001, and the 12 months ended December 31, 2000.
(2)	These awards are reported in the year in which they were earned, not the year in which they were paid.
(3)	Consists of consultancy fees paid to Dr. Riccio in his capacity as chief geologist of Crystallex.
(4)	Consists of options for Common Shares granted during the relevant fiscal year.
(5)	Represents Company match of employee voluntary contributions to 401(k) program.
(6)	Director’s honorarium paid only until Mr. Ross became an employee of Crystallex on July 1, 2001.
(7)	Consists of fees paid to Poseidon Financial Partners, a firm in which Mr. Fung is a partner. Mr. Fung receives personally $114,000 of the fee paid annually to Poseidon Financial Partners.

Back to Contents

Stock Options

The following table sets forth information concerning option grants during 2002 to Crystallex’s executive officers as at December 31, 2002:

Option grants during the year ended December 31, 2002

Name	Securities Under Option(1)(3) (#)	% of Total Options Granted to Employees in Financial Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Robert A. Fung	55,000	14.7	2.23	2.23	July 16, 2012
Marc J. Oppenheimer	40,000	10.7	2.23	2.23	July 16, 2012
Daniel R. Ross	50,000	13.3	2.23	2.23	July 16, 2012
Dr. Sadek El-Alfy	NIL	—	—	—	—
Dr. Luca M. Riccio	NIL	—	—	—	—
Borden Rosiak	NIL

(1)	Consists of options for common shares.
(2)	Includes the options granted to the executive officers who are not directors.
(3)	Unless otherwise indicated, all options are exercisable immediately upon issuance.

The following table sets forth information concerning the value realized upon the exercise of options during 2002 and the value of unexercised options held by Crystallex’s executive officers as of December 31, 2002:

Aggregated option exercises during the year ended December 31, 2002 and financial year-end option values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at F.Y. End (#)		Value of Unexercised in-the-Money Optionsat F.Y. End ($)

			Exercisable	Unexercisable	Exercisable	Unexercisable

Robert A. Fung	NIL	NIL	1,802,500	NIL	1,419,724	NIL
Marc J. Oppenheimer	200,000	347,500	1,845,000	NIL	1,517,950	NIL
Daniel R. Ross	70,000	78,800	510,000	NIL	112,549	NIL
Dr. Sadek El-Alfy	150,000	237,500	85,000	NIL	11,800	NIL
Dr. Luca M. Riccio	120,000	150,100	85,000	NIL	11,800	NIL
Borden Rosiak	NIL	—	NIL	NIL

Back to Contents

During the year ended December 31, 2002, Messrs. Near, Longden, Matheson and Zullo received an annual fee of US$12,000, which was paid in Common Shares of Crystallex pursuant to Crystallex’s Directors’ Remuneration Program.  Messrs. Thompson,  and Brown each received US$6,000 under this program, representing payment for the portion of the year during which they served as Crystallex directors. To the extent that a director is given a specific assignment out of the normal course of his duties as a director, he is paid an amount per day which the Board of Directors deems appropriate while devoting himself exclusively to such an assignment.  During the fiscal year ended December 31, 2002, no payments were made to directors under this policy.

Crystallex has agreed to pay Poseidon Financial Partners, a firm in which Mr. Fung is a partner, an annual fee of $180,000, of which Mr. Fung receives $114,000.

All directors will receive an additional 20,000 options per year for serving on the Board, the said options to be issued immediately following the annual general meeting and the appointment of directors in or about June of each year.  All directors will receive an additional 10,000 options for each committee on which they serve and an additional 5,000 options for each committee which they chair, the additional options being in recognition of additional workload undertaken by the directors, and issued immediately following the annual general meeting and confirmation of committee appointments in or about June of each year.  In June 2003, in consideration of work load and responsibility, the allotment to Audit Committee members increased to 20,000 options with an additional 10,000 options to chair.  Crystallex’s directors received the following options during 2002 (in addition to the options listed above for executive officers that are also directors):

Name	Number of Options	Price (Cdn. $)	Expiry Date

Gordon M. Thompson(1)	30,000	$2.23	July 16, 2012
C. William Longden	35,000	$2.23	July 16, 2012
David I. Matheson	35,000	$2.23	July 16, 2012
Enrique Tejera- Paris(2)	30,000	$2.23	July 16, 2012
Harry J. Near	45,000	$2.23	July 16, 2012
Armando F. Zullo	30,000	$2.23	July 16, 2012

(1) Mr. Thompson resigned from the Board of Directors in October, 2002.
(2) Dr. Tejera-Paris did not stand for re-election to the Board of Directors in June, 2003.

Directors will continue to be paid market value for special projects in which they are engaged on behalf of Crystallex, such as legal or investment work, etc.  See Item 7.B - Major Shareholders and Related Party Transactions – Related Party Transactions.

C.          Board Practices

Each member of Crystallex’s Board of Directors serves for a one year term and is subject to election at Crystallex’s Annual General Meeting.  Crystallex’s next Annual General Meeting is scheduled to be held in June, 2004.  See Item 6.A for the period during which Crystallex’s current directors have held their office.

Back to Contents

No Crystallex director, except for Marc J. Oppenheimer, Crystallex’s President and Chief Executive Officer, has a contract or agreement with Crystallex or any of its subsidiaries providing for benefits upon termination of employment with Crystallex.  The Crystallex Board has approved a compensation continuation plan protecting management employees in the event of termination of employment upon the sale of the company or a change in control of the company.

The Audit Committee is composed of Messrs. Matheson (as Chair), Brown, and Near.  Messrs. Matheson and Near are not related to Crystallex, and none of Matheson, Brown , or Near is an inside director of Crystallex.  Mr. Matheson is cousel to McMillan Binch which has recently become counsel to Crystallex and it is anticipated that he will be replaced on the audit committee. The Audit Committee is governed by a Charter that was adopted by the Board of Directors on June 8, 2000.  The Charter incorporates all of the current requirements of the American Stock Exchange and the Securities and Exchange Commission, which requirements were incorporated from the Report and Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees, as well as the requirements of the Ontario Securities Commission. The Audit Committee meets with management of Crystallex and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plan.  This committee also recommends to the Board of Directors the firm of independent auditors to be appointed.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, and certain other documents required by regulatory authorities, reviews with management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of Crystallex, and reviews with management, on an annual basis, the risks inherent in Crystallex’s business and risk management programs relating thereto.

The Compensation Committee, composed of Messrs. Near (as Chair), Fung and Zullo, determines compensation for the executive officers of Crystallex.  Compensation matters involving Mr. Fung are considered and approved directly by the Board of Directors.  Each of Mr. Fung, Mr. Oppenheimer, and Mr. Ross absented himself from the portions of Board of Directors’ meetings at which his individual compensation is discussed and determined.

Executive compensation is based on an evaluation of individual qualifications and performance as well as on Crystallex’s performance.  Executive compensation may be comprised of any combination of cash, in the form of salary and/or bonus, benefits and incentive stock options.  Qualifications, previous years’ performance, and comparison to peer group companies are weighted most heavily in the determination of salary and salary adjustments.  Incentive stock options and bonuses are determined relative to individual performance and effort, and the overall performance of Crystallex.

Back to Contents

D.          Employees

Crystallex Employees (Full-Time and Part-time)
As of December 31, 2002

Location	2002	2001	2000

Canada	6	4	3
United States	4	4	5
Uruguay	170	164	165
Venezuela	300	198	255

Approximately 90 of Crystallex’s employees at its Tomi mine and Revemin mill are unionized.  Crystallex believes that it has good relationships with its employees, including its unionized employees.

E.          Share Ownership

The following table sets forth the number of Crystallex common shares beneficially owned as of       July 28, 2003, by each of Crystallex’s directors and executive officers, and information concerning options to purchase common shares each of such persons owns.  All dollar amounts shown in this table are in Canadian dollars unless otherwise noted.

	Shares Beneficially Owned		Options

Name	Amount (1)	Percent of Out- standing Shares (2)	Number	Exercise Price	Expiration Dates

Robert A. Fung	19,500	1.7%	1,897,500	$1.00 - $2.27	11/13/05- 06/26/13
Marc J. Oppenheimer	279,910	2.0%	1,920,000	$1.00 - $2.27	11/13/05- 06/26/13
C. William Longden	74,623	*	226,500	$2.20 - $2.25	8/8/10- 06/26/13
David I. Matheson	24,123	*	290,000	$1.75 - $2.25	8/8/10- 06/26/13
Harry J. Near	119,963	*	525,000	$1.00 - $2.27	11/07/07- 06/26/13
Daniel R. Ross	128,391	*	560,000	$1.50 - $2.27	11/7/07- 01/14/13
Michael Brown	2,055	*	80,000	$1.90	06/26/13
Armando F. Zullo	46,611	*	305,000	$1.41 - $2.27	6/26/07- 06/26/13
Dr. Sadek E. El-Alfy	32,000	*	135,000	$2.00- $2.25	11/13/05- 01/14/13
Dr. Luca M. Riccio	19,000	*	135,000	$2.00 - $2.25	11/13/05- 01/14/13
Borden Rosiak	NIL	*	100,000	$1.90-$2.14	01/14/08-06/26/08
Kenneth Thomas	NIL		100,000	$1.31	04/30/08

* Less than 1% of common shares outstanding as of July 28, 2003.

Back to Contents

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

Crystallex entered into an employment contract with Daniel R. Ross effective July 1, 2002 setting out the terms under which Mr. Ross has agreed to serve as Executive Vice – President and Corporate Counsel of Crystallex.  Pursuant to the agreement Mr. Ross receives an annual base salary of Cdn $400,000 as well as a benefits package.  In addition, the agreement provides for the negotiation and payment of an annual bonus.  In the event of a change in control of Crystallex resulting in termination of employment or failure by Crystallex to abide by the terms of the employment contract, Mr. Ross is entitled to receive salary, bonus and benefits for a period of three years or until the termination date of the employment contract whatever is greater.  The term of employment ends on December 31, 2006 subject to renewal.

Back to Contents

Item 7 – Major Shareholders and Related Party Transactions

A.          Major Shareholders

(a)	As far as known by Crystallex, and except as set forth in subparagraph (b) below, Crystallex is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

(b)
The table below sets forth information as of July 28, 2003, with respect to any person who is known to Crystallex to be the owner of more than 5% of Crystallex’s common voting securities outstanding and the total amount of common shares owned to the best knowledge of Crystallex, by the officers and directors of Crystallex as a group.

(c)	None of Crystallex’s shareholders have different voting rights.

Name and Address(1)	No. of Common Shares	Percentage of Outstanding Common Shares(2)

Cede & Co. Box 20 Bowling Green Station New York, New York 10274	79,094,945	70.6%
CDS & Co. 25 The Explanade Box 1038, Station A Toronto, Ontario M5E 1W5	22,660,591	20.2%

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

On July 10, 2003, the number and class of shares which Crystallex was authorized to issue were an unlimited number of common shares, Class A preference shares, and Class B preference shares.  As of July 28, 2003, none of the Class A or Class B preference shares have been issued and 112,108,534 common shares were issued and outstanding.  In addition, 79,864,297 common shares were authorized for issuance for various reasons, including for the exercise of stock options, finder’s fee, exercise of warrants issued in private placements, placement agent’s fee for a private placement, and exercise of warrants issued for convertible notes and broker’s fees.

The shareholder records of Crystallex’s transfer agent, CIBC Mellon Trust Company, indicate that as of July 28, 2003, there were a total of 400 United States shareholders and institutions holding 81,345,537 shares, which holdings represented 72.6% of Crystallex’s then outstanding non-escrowed common shares.

As of the date of filing this annual report, Crystallex’s senior management knows of no arrangements, the operation of which may at a subsequent date result in a change in control of Crystallex.

Back to Contents

B.          Related Party Transactions

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

C.          Interests of Experts and Counsel

Not applicable.

Item 8 – Financial Information

A.          Consolidated Statements and Other Financial Information

Financial Information

Crystallex’s consolidated financial statements are stated in Canadian dollars ($Cdn.) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

Audited financial statements for the fiscal years ended December 31, 2002, 2001, and 2000 are included herewith, together with the auditor’s reports for each of these periods.

Legal Proceedings

See Item 4.D. - Information on the Company – Risk Factors – Las Cristinas Properties - Court actions by MINCA allege that it has the right to mine the Las Cristinas properties, which actions, if successful, might remove the legal authority under which the CVG granted to Crystallex the

Back to Contents

administration of the Las Cristinas properties - The Las Cristinas Deposits are located in an area where mining activities may be restricted, thereby impairing the ability of Crystallex to exploit the Las Cristinas Deposits.

Dividends

Crystallex’s Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the forthcoming fiscal year.

B.          Significant Changes

None.

Item 9 – The Offer and Listing

A.          Offer and Listing Details

(4)          Crystallex’s common shares trade on The Toronto Stock Exchange and on the American Stock Exchange under stock symbol “KRY”.  The tables below are based on information obtained from The Toronto Stock Exchange and from the American Stock Exchange:

The Toronto Stock Exchange
Prices in Canadian Dollars

Fiscal Year Ended

	2002	2001	2000	1999	1998

High	3.85	3.45	4.25	2.50	11.85
Low	1.89	0.99	1.19	0.74	0.50

Fiscal Quarter Ended

		March 31	June 30	Sept. 30	Dec. 31

2003	High	2.44	2.86
	Low	1.25	1.00
	Close	1.46	1.88
2002	High	3.30	3.79	3.85	3.61
	Low	2.53	2.10	2.02	1.89
	Close	3.15	2.71	3.72	2.33
2001	High	1.59	2.85	3.45	3.33
	Low	0.99	1.10	1.65	1.80
	Close	1.15	2.20	1.89	2.78

Back to Contents

Month Ended

	January 2003	February 2003	March 2003	April 2003	May 2003	June 2003

High	2.44	2.14	1.70	1.55	1.35	2.86
Low	2.03	1.65	1.25	1.00	1.17	1.17

The American Stock Exchange
Prices in U.S. Dollars

Fiscal Year Ended

	2002	2001	2000	1999	1998

High	2.46	2.20	2.8125	1-3/4	8-5/16
Low	1.21	0.68	0.75	1/2	3/8

Fiscal Quarter Ended

		March 31	June 30	Sept. 30	Dec. 31

2003	High	1.55	2.15
	Low	0.85	0.69
	Close	1.04	1.39
2002	High	2.10	2.46	2.46	2.30
	Low	1.59	1.26	1.28	1.21
	Close	1.99	1.79	2.29	1.46
2001	High	1.68	1.91	2.20	1.97
	Low	0.95	0.68	1.06	1.17
	Close	1.38	1.48	1.17	1.81

Month Ended

	January 2003	February 2003	March 2003	April 2003	May 2003	June 2003

High	1.55	1.42	1.14	1.05	0.92	2.15
Low	1.37	1.11	.85	.69	0.89	0.88

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

Back to Contents

B.          Plan of Distribution

Not applicable

C.          Markets

Crystallex’s common shares trade on The Toronto Stock Exchange and on the American Stock Exchange.

D.          Selling Shareholders

Not applicable

E.          Dilution

Not applicable

F.          Expenses of the Issue

Not applicable

Item 10 – Additional Information

A.          Share Capital

Not applicable

B.          Memorandum and Articles of Association

Crystallex is continued under the Canada Business Corporations Act (the “Act”) with corporation number 345631-5.  Its articles contain no restrictions on the business that it may carry on.  Neither Crystallex’s articles nor its by-laws contain any restriction on a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested provided that the director complies with the provisions of the Act.  The Act requires a director who is a party to a material contract or proposed material contract with Crystallex or who is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Crystallex to disclose in writing to Crystallex, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.  Such a director is precluded under the Act from voting on any resolution to approve such a contract unless the contract falls within a specified list of exceptions.  The Act provides that, subject to the articles, the by-laws or any unanimous shareholder agreement, the directors of a corporation may fix the remuneration of the directors of the corporation.  Neither the articles nor the by-laws or of Crystallex restrict the power of the directors in this regard.  Crystallex has no unanimous shareholder agreements.  The by-laws of Crystallex specifically authorize the directors to fix the remuneration of members of the Executive Committee from

Back to Contents

time to time.  The Act provides that unless the articles or by-laws of or a unanimous shareholder agreement relating to a corporation otherwise provides, the directors may borrow money on the credit of the corporation and issue debt obligations of the corporation.  Neither the articles nor the by-laws of Crystallex restrict the power of the directors in this regard.  Neither the articles nor the by-laws of Crystallex contain any mandatory retirement provisions relating to the age of directors or any requirement that directors hold any specified number of shares of Crystallex.

The authorized share capital of Crystallex consists of an unlimited number of common shares, an unlimited number of Class “A” preference shares and an unlimited number of Class ”B” preference shares.  Each common share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate ratably in any distribution of the assets of Crystallex upon liquidation, dissolution or winding-up, subject to the prior rights of the holders of shares ranking in priority to the common shares.  The Class “A” preference shares and Class “B” preference shares are issuable in series.  Each such series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors of Crystallex, subject to the provisions attached to the Class “A” preference shares as a class or the Class “B” preference shares as a class, as the case may be. The Class “A” preference shares and the Class “B” preference shares shall each rank ahead of the common shares with respect to the distribution of assets of Crystallex upon liquidation, dissolution or a winding-up.  The rights of holders of Crystallex common shares may only be changed by articles of amendment.  Articles of amendment require the passage of a special resolution of shareholders.

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

There are presently no governmental laws, decrees, or regulations in Canada which impose limitations on the right of non-resident or foreign owners to hold or vote the common shares of Crystallex.  However, the Investment Canada Act (the “ICA”), provides, among other things, that the acquisition of control (as defined in the ICA) of a corporation carrying on a Canadian business (as defined in the ICA) whose assets exceed certain prescribed thresholds (which may depend upon the nationality of the non-Canadian acquiring control) by a non-Canadian (as defined in the ICA) may be subject to the approval of the Canadian Minister of Industry.  The ICA contains various provisions creating presumptions in determining whether a Canadian corporation is or becomes a non-Canadian.  For example, if a Canadian corporation is controlled by a non-Canadian, the corporation becomes non-Canadian, and thereupon the acquisition of control of any other Canadian corporation by such corporation may be subject to the approval of the Canadian Minister of Industry.  The ICA contains a rebuttable presumption that control is acquired if one third of the voting shares of a Canadian corporation are acquired by a non-Canadian person or entity.  Crystallex carries on a Canadian business for purposes of the ICA.

Back to Contents

There is no provision under US corporate law similar to the ICA.  The impact of the ICA may be to delay or prevent a change in
Crystallex’s control to a non-Canadian person or entity.

Although not part of Crystallex’s articles or bylaws, Crystallex has adopted a rights plan that could have an effect or delaying, deferring, or preventing a change in control of Crystallex.  See Item 4.D - Information on the Company – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7.

C.          Material Contracts (since July 10, 2001)

1.          First Amendment to Amended and Restated Loan Agreement dated as of October 12, 2001 between Minera San Gregorio S.A., Stel (B.V.I.) Inc., Crystallex International Capital Corporation, and Standard Bank London Limited.  See Item 4.D, Information on the Company – Property, Plants and Equipment – The San Gregorio Gold Mine – Financing.

2.          First Amendment to Credit Agreement dated as of October 26, 2001 between Mineras Bonanza C.A., Crystallex, various Crystallex subsidiaries, and Standard Bank London.  See Item 4.D, Information on the Company – Property, Plants and Equipment –The Tomi Mine and Revemin Mill – Financing.

3.          Assignment of Debt and Related Security dated as of October 26, 2001 between Crystallex, El Callao Mining Corp., and another Crystallex subsidiary and Standard Bank London.  See Item 4.D, Information on the Company – Property, Plants and Equipment –The Tomi Mine and Revemin Mill – Financing.

4.          Agreement dated as of November 15, 2001 between Crystallex and Standard Bank  London Limited, relating to the orderly disposition of Crystallex common shares that Standard Bank London acquires from Crystallex as payment of loan obligations.  See Item 4.D, Information on the Company – Property, Plants and Equipment – The San Gregorio Gold Mine – Financing.

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

5.          Memorandum of Understanding dated as of December 17, 2001 between Crystallex and Standard Bank London.               See Item 4.D, Information on the Company – Property, Plants and Equipment – The San Gregorio Gold Mine – Financing.

6.          Mine Operation Contract dated September 17, 2002, between Crystallex and the Corporacion Venezolana de Guayana for the development of the gold deposits of Las Cristinas 4, 5, 6 and 7.  See Item 4D, Information on the Company, Property. Plants and Equipment: Las Cristinas 4, 5, 6 and 7.

Back to Contents

7.          In late June, 2003,  Crystallex, through its controlled subsidiaries, El Callao Mining Corporation and ECM (Venco) Ltd., agreed to pay an amount of US$514,755 to Corporacion Vengroup, S.A., Crystallex’s partner in the development of the El Callao properties in Venezuela.  See Item 4D, Information on the Company, Property. Plants and Equipment: El Callao Properties - The Lo Increible Deposits.  The payment is in settlement of distributions claimed by Vengroup under the shareholder agreement governing the relationship of the parties, as amended, as a result of operations at the El Callao properties during the period from March 1, 2001 to March 31, 2003. Payment is to be made in Crystallex common shares.  Crystallex anticipates that documentation regarding this agreement will be finalized and closing will take place in August, 2003, subject to receipt of appropriate regulatory approvals.

D.          Exchange Controls

There are presently no governmental laws, decrees, or regulations in Canada restricting the export or import of capital, or which impose exchange controls or affect the remittance of dividends, interest, or other payments to non-resident holders of Crystallex’s common shares.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Canada/United States tax convention between Canada and the United States (see Item 10.E - Taxation).

E.          Taxation

The following summary describes the general Canadian federal income tax consequences of acquiring, holding and disposing of Crystallex’s common shares generally applicable to purchasers of Crystallex’s common shares described below.

This summary is applicable only to a purchaser of Crystallex’s common shares (a “Holder”) who, (i) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), at all relevant times, is not and is not deemed to be, resident in Canada, deals at arm’s length with Crystallex, holds Crystallex’s common shares as capital property, does not hold or use and is not deemed or determined to hold or use Crystallex’s common shares in connection with the carrying on of a business in Canada or the performing of independent personal services in Canada, and, in the case of a purchaser that carries on an insurance business in Canada and elsewhere, is not required by or for the purposes of the laws of Canada to include an amount in respect of any of Crystallex’s common shares in computing its income from its insurance business carried on in Canada, and (ii) for the purposes of the Canada- US. Income Tax Convention (the “Convention”), is at all relevant times resident in the United States.  This summary is not applicable to a purchaser who is an organization exempt from tax in the United States and described in Article XXI of the Convention.  Crystallex’s common shares will generally be considered to be capital property to a purchaser unless the purchaser holds Crystallex’s common shares in the course of carrying on a business of buying and selling securities or is a financial institution and Crystallex’s common shares are mark-to-market property of such purchaser.

Back to Contents

This summary is of a general nature only and is not intended to be, nor should it be, construed to be legal or tax advice to any particular Holder.  Accordingly, Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the Regulations thereunder (the “Tax Regulations”) and the Convention in force as of the date hereof, the current published administrative policies of Canada Customs and Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.  This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly form those discussed herein.  With respect to the Tax Proposals, no assurances can be given that the Tax Proposals will be enacted in the form proposed or at all.

(a)          Dividends on Crystallex’s Common Shares

Subject to the provisions of the Convention, Canadian withholding tax at a rate of 25% will be payable on dividends paid or credited by Crystallex to a Holder of Crystallex’s common shares.  Under the Convention, the withholding tax rate is generally reduced to 15% or, if the Holder is a corporation that owns at least 10% of Crystallex’s voting stock, to 5%.  Crystallex or its paying agent assumes the responsibility for the withholding tax on such dividends.

(b)          Capital Gains and Losses

Upon a disposition or deemed disposition by a Holder of Crystallex’s common shares, a capital gain (or loss) will generally be realized by the Holder to the extent that the proceeds of disposition, less costs of disposition, exceed (or are exceeded by) the adjusted cost base of Crystallex’s common shares to such Holder. Subject to the provisions of the Convention, capital gains realized by a Holder on a disposition of Crystallex’s common shares will not be subject to Canadian federal income tax unless Crystallex’s common shares are taxable Canadian property (as defined in the Tax Act) to such Holder, in which case the capital gains will be subject to Canadian tax at rates which will approximate those payable by a Canadian resident.  Crystallex’s common shares will not be taxable Canadian property to a Holder unless, at any time during the 60 month period immediately preceding the disposition, such Holder, persons with whom such Holder did not deal at arm’s length, or such Holder together with all such persons, owned, had an interest in or an option in respect of 25% or more of the issued shares of any class or series of shares of Crystallex.

Under the Convention, a Holder will not be subject to Canadian tax on a disposition of Crystallex’s common shares unless, at the time of the disposition, the value of Crystallex’s common shares is derived principally from real property (including natural resource property) situated in Canada, or unless the Holder was an individual resident in Canada (a) at any time during the ten years immediately preceding the disposition of such shares and (b) for 120 months

Back to Contents

during any period of twenty consecutive years preceding the disposition of such shares, and such shares were owned by the Holder when he or she ceased to be a resident of Canada.

F.          Dividends and Paying Agents

Not applicable

G.          Statements By Experts

Not applicable

H.          Documents on Display

Copies of the documents referred to in this annual report may be inspected at Crystallex’s office at 579 Richmond Street West, # 301, Toronto, Ontario, Canada M5Z 1Y6.

I.          Subsidiary Information

Not applicable

Item 11 – Quantitative and Qualitative Disclosures About Market Risks

Crystallex’s principal operations are resident in Uruguay and Venezuela.  However, aside from local trade/supplier debt, all transactions from these operations are denominated in US dollars.  Gold sale proceeds, as well as related forward production contracts and written call options, are all received or denominated in US dollars.  To finance the acquisition of its operations, Crystallex has incurred debt through bank instruments and convertible notes, both of which are denominated in US dollars.

Crystallex’s variable rate debt consists solely of its long term bank financing utilized to fund the acquisition of mineral properties.  This bank debt bears interest at LIBOR plus an applicable margin.  Considering the amount of debt outstanding as at December 31, 2002 ($Cdn 17.8 million), a rapid or large increase in the base rate, LIBOR, would not have a material impact on Crystallex’s earnings statement.

Gold Contracts

Crystallex enters into financial agreements with major financial institutions to manage underlying revenue and future cash flow exposures arising from gold prices.  Contracts include forward sales and call options.

Back to Contents

At December 31, 2002, of its 10.5 million ounces of reserves, Crystallex had committed a total of 471,872 ounces at an average price of US$303 per ounce, including 229,240 ounces under written call options sold at an average price of US$303 per ounce. The program consisted of the following:

	2003	2004	2005	2006	Total

Fixed Forward Gold Sales (ounces)	77,598	82,608	42,430	39,996	242,632
Average Price Per Ounce	$300	$300	$305	$310	$303
Written Gold Call Options (ounces)	60,852	115,456	50,932	2,000	229,240
Average Exercise Price Per Ounce	$295	$306	$303	$348	$303

Crystallex’s objective is to reduce the size of its economic hedge book.  Although the total committed ounces under the economic hedge program is just 4.5% of our reserves at year end, the committed ounces this year and next are presently high in relation to planned production in those years.  To address this situation, Crystallex is negotiating a restructuring of the positions with economic hedge counterparties to move certain commitments to future periods.  Also, Crystallex is reducing the overall size of the program by delivering into forward sales contracts without replacing those contracts.  The decision to reduce the size of the economic hedge program is also supported by a positive outlook for the gold market and continuing low US dollar interest rates, which makes economic hedging through forward sales less attractive.

Crystallex’s ability to deliver against fixed forward commitments is dependant on various factors, certain of those being (i) improvement in grade of ore mined (ii) improved recovery rates and (iii) completion of ongoing development projects.  In the event that production is insufficient to meet fixed forward commitments Crystallex will (i) negotiate the extension of commitment dates (ii) purchase gold on the spot market or (iii) financially settle the contract.  Crystallex believes that it has the ability to meet or extend its forward commitments.

Accounting for Derivative Instruments

Written call options

Upon re-examination of the accounting for Crystallex’s written call options, management determined that call option contracts outstanding at the end of 1999, 2000 and 2001 had not been property accounted for and as a result Crystallex had reflected premiums received in income on the date of receipt and had not reflected the amount of the related mark to market adjustments for changes in estimated fair values within the consolidated financial statements. Accordingly, management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year.  The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

Back to Contents

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

The variation in fair market value of options and forwards from period to period can cause significant volatility in earnings; however, the fair market value adjustment is a non-cash item that will not impact Crystallex’s cashflow.  For the year ended December 31, 2002, Crystallex incurred a non-hedge, non-cash derivative loss of $34.2 million.

In circumstances where Crystallex is unable to meet the obligations under the call options, Crystallex will either defer the expiry date of the call option, purchase gold in the market, or settle the positions financially.  If Crystallex were to purchase gold in the market or settle the positions financially, it would result in a reduction of Crystallex’s cashflow.

Item 12 – Description of Securities Other Than Equity Securities

Not Applicable

PART II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

None

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

A.          Not Applicable

B.          In 1997, Crystallex’s Board of Directors adopted, and the shareholders approved, a rights plan.  See Item 4.D - Information on the Company – Property, Plants and Equipment – Las Cristinas 4 and 6 Concessions – Company Corporate Matters Related to the Concession. Crystallex’s shareholders reapproved the plan in 2000.

C.          Not Applicable.

D.          Not Applicable.

Back to Contents

E.          Use of Proceeds

Not Applicable

Item 15 – Controls and Procedures

Crystallex has, within the last 90 days, implemented a new comprehensive disclosure policy which extends to all corporate disclosure, including financial disclosure.  The disclosure policy extends to all employees of Crystallex and its subsidiaries, the boards of directors of Crystallex and its subsidiaries, service providers of Crystallex which have access to material information, and those authorized to speak on their behalf.  The policy covers all disclosures in documents filed with securities regulators and written statements made in Crystallex’s annual and general reports, news releases, letter to shareholders, presentations by senior management, advertisements, brochures and information contained on Crystallex’s Web-site and other electronic communications.  Crystallex has established a disclosure committee consisting of the Chief Executive Officer, Executive Vice President and Corporate Counsel, Chief Financial Officer and one outside director of the board of directors.  The Executive Vice President and Corporate Counsel will be primarily responsible for day to day administration of the policy and communication with stock exchanges and securities regulators.  The disclosure committee will meet on a periodic basis as conditions dictate and at least once quarterly to review and discuss past and anticipated future events.

The Chief Financial Officer, in conjunction with Corporate Counsel, is responsible for annual and quarterly earnings releases and financial statements, quarterly reports and the management discussion and analysis of financial information (“MD&A”).  All earnings releases, financial statements, quarterly reports and MD&A are reviewed first by the disclosure committee, then by the audit committee or the board of directors in advance of public release.

Crystallex maintains a small head office staff which by its very nature, at times, precludes the functioning of all internal controls most notably division of duties.  To compensate for this situation as noted above, management, through the Chief Financial Officer and disclosure committee, performs a through review of any and all financial information disclosed to the public markets.  In addition, management’s review is verified or amendments are made following the completion of a review by Crystallex’s external auditors and review by the audit committee.  The Chief Financial Officer also supervises and monitors all internal systems and controls on a day to day basis.

There have been no other changes in Crystallex’s controls and procedures in the 90 days prior to this filing.

Crystallex’s President/Chief Executive Officer and Chief Financial Officer have evaluated these controls and procedures within the past 90 days and have concluded that these controls and procedures are effective in the circumstances in that they provide timely and complete disclosure to Crystallex’s stakeholders.

Back to Contents

Item 16A – Audit Committee Financial Expert

Not Applicable

Item 16B – Code of Ethics

Not Applicable

Item 16C – Principal Accountant Fees and Services

Set out below are Crystallex’s accountants’ fees and services incurred for the years 2001 and 2002 (in Cdn$):

Type	2002	2001

Audit Fee	$506,830	$103,600
Audit-Related Fee (1)	241,132	7,800
Tax Fee (2)	22,103	4,800
All Other Fees (3)	18,185	15,100
Totals	$788,250	131,300

(1)          Consisting of reviewing Crystallex’s quarterly financial statements with Crystallex’s audit committee and assisting Crystallex on its responses to various securities regulatory agencies regarding Crystallex’s year-end and quarterly financial statements.

(2) Consisting of preparing certain of Crystallex’s Canadian and foreign tax returns.
(3)          Consisting of reviewing Crystallex’s pro-forma financial statements in connection with its financing activities and reviewing Crystallex’s accounting treatment for its acquisition of El Callao Mining Corp and Bolivar Goldfields.

PART III

ITEM 17 – Financial Statements

Not Applicable.

ITEM 18 - Financial Statements

Audited financial statements for the fiscal years ending December 31, 2002, 2001, and 2000, together with the auditor’s reports for each of these periods, are annexed to this report, beginning on page F-1.

Back to Contents

ITEM 19 – Exhibits

4.11(1)
Mining Operation Agreement dated as of September 17, 2002, between Crystallex International Corporation and Corporacion Venezolana de Guayana – English translation, incorporated by reference from an exhibit to Form 6-K submitted on October 2, 2002.

12.1	Certification of Todd Bruce pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Filed as identically numbered exhibit in Form 20-F, filed on August 7, 2003.

Back to Contents

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL CORPORATION

December 31, 2002 and 2001

(As Restated - Note 2)

(Expressed in Canadian dollars)

Back to Contents

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Independent Auditors’ Report

To the Shareholders of
Crystallex International Corporation

We have audited the restated consolidated balance sheets of Crystallex International Corporation as at December 31, 2002 and 2001 and the related restated consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

Chartered Accountants

Toronto, Ontario
July 25, 2003

COMMENTS BY AUDITOR ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances in which accounting changes affect consistency such as the changes described in Notes 2, 3 and 18 to the Crystallex International Corporation’s restated consolidated financial statements.  Our report to the shareholders dated July 25, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such circumstances in the auditors’ report when the items are properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Toronto, Ontario
July 25, 2003

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Table of Contents
December 31, 2002 and 2001

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Balance Sheets
As at December 31 (As restated - Note 2)
(Expressed in Canadian dollars)

	2002	2001

ASSETS
CURRENT
Cash and cash equivalents	$5,695,130	$14,409,831
Accounts receivable	2,332,437	2,883,091
Production inventories (Note 4)	8,544,920	8,917,304
Supplies inventory and prepaid expenses	536,843	1,253,232
Investments (Note 5)	89,329	235,901
Due from related parties	88,164	8,735
Current portion of deferred charge	—	4,234,427

	17,286,823	31,942,521
SECURITY DEPOSITS	208,887	306,218
INVESTMENT (Note 5)	640,000	640,000
PROPERTY, PLANT AND EQUIPMENT (Note 7)	154,303,830	122,660,335
DEFERRED CHARGE	7,765,576	10,161,956
DEFERRED FINANCING FEES (Note 8)	2,162,868	1,269,652

TOTAL ASSETS	$182,367,984	$166,980,682

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$17,385,724	$16,456,041
Due to related parties	245,925	437,506
Current portion of deferred credit	11,401,347	3,177,760
Current portion of long-term debt (Note 9)	7,850,256	2,609,559

	36,883,252	22,680,866
RECLAMATION PROVISION	1,048,726	1,137,568
LONG-TERM DEBT (Note 9)	26,206,277	25,216,992
DEFERRED CREDIT	35,001,677	14,520,283

	99,139,932	63,555,709

MINORITY INTEREST	143,517	143,517

COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 10)	193,349,000	165,350,568
SPECIAL WARRANTS (Note 10)	4,557,450	—
EQUITY COMPONENT OF CONVERTIBLE NOTES	3,878,322	1,557,302
CONTRIBUTED SURPLUS	5,801,535	4,415,546
DEFICIT	(124,501,772)	(68,041,960)

	83,084,535	103,281,456

	$182,367,984	$166,980,682

“Marc J. Oppenheimer”, Director	“David I. Matheson”, Director

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Operations
Years ended December 31 (As restated - Note 2)
(Expressed in Canadian dollars)

	2002	2001	2000

MINING REVENUE	$46,161,221	$45,984,208	$39,639,239

OPERATING EXPENSES
Operations	40,677,574	39,847,295	30,693,945
Amortization	9,926,247	9,555,223	8,131,265
Depletion	2,132,964	2,214,550	2,167,693

	52,736,785	51,617,068	40,992,903

OPERATING (LOSS) PROFIT	(6,575,564)	(5,632,860)	(1,353,664)

EXPENSES
Amortization	329,288	471,530	136,643
Interest on long-term debt	2,975,243	2,114,799	1,129,883
General and administrative (Note 11)	9,949,630	6,916,095	6,401,277

	13,254,161	9,502,424	7,667,803

NON-HEDGE DERIVATIVE (LOSS) GAIN (Note 15)	(35,544,768)	2,177,409	13,118,318

(LOSS) INCOME BEFORE OTHER ITEMS	(55,374,493)	(12,957,875)	4,096,851

OTHER ITEMS
Interest and other income	378,830	479,637	727,472
Foreign exchange gain (loss)	881,101	(3,238,889)	(275,463)
Minority interest	—	169,800	—
Write-down of marketable securities	(210,572)	(2,003,338)	—
Write-down of mineral properties	(2,134,678)	(25,001,776)	—

	(1,085,319)	(29,594,566)	452,009

NET (LOSS) INCOME FOR THE YEAR	$(56,459,812)	$(42,552,441)	$4,548,860

NET (LOSS) INCOME PER SHARE
Basic	$(0.67)	$(0.62)	$0.09
Diluted	$(0.67)	$(0.62)	$0.08

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	84,441,287	69,117,738	52,965,842
Diluted	84,441,287	69,117,738	56,264,424

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Cash Flows
Years ended December 31 (As restated - Note 2)
(Expressed in Canadian dollars)

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the year	$(56,459,812)	$(42,552,441)	$4,548,860
Adjustments to reconcile income to net cash used in operating activities:
Amortization and depletion	12,388,499	12,241,303	10,435,601
Foreign exchange (gain) loss	(514,396)	2,834,827	351,693
Gain on sale of securities	—	—	(102,856)
Loss (gain) on loan conversion	—	(996,913)	(110,312)
Interest on long-term debt	327	347,690	132,532
Management fees	110,955	193,739	35,000
Minority interest	—	(169,800)	—
Non-hedge derivative loss (gain)	34,187,017	4,119,293	(9,894,115)
Reclamation provision	(88,849)	(44,652)	403,972
Write down of marketable securities	210,572	2,003,338	—
Write down of mineral properties	2,134,678	25,001,776	—
Changes in other operating assets and liabilities, (net of effects from purchase of subsidiaries):
Decrease (increase) in accounts receivable	285,549	(187,486)	1,590,337
(Increase) decrease in inventories	(277,910)	1,254,765	808,719
Decrease (increase) in security deposits and prepaid expenses	1,505,345	644,877	(1,638,314)
(Increase) decrease in due from related parties	(115,256)	26,883	(281)
Increase (decrease) in accounts payable and accrued liabilities	786,307	321,396	(638,975)
Decrease in due to related parties	247,485	145,322	221,089
Increase in deferred credit	1,148,771	2,955,493	4,936,798

	(4,450,718)	8,139,410	11,079,748

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of subsidiaries (net of cash acquired)	—	(5,349,761)	(7,761,691)
Purchase of property, plant and equipment	(43,728,076)	(12,736,568)	(3,610,509)
Deferred acquisition costs	—	—	(4,627,626)
Security deposits	97,331	(113,107)	(64,663)
Purchase of long-term investment securities	—	—	(2,643,338)
Proceeds on sale of marketable securities	—	—	137,143
Purchase of marketable securities	(64,000)	(8,000)	(224,002)

	(43,694,745)	(18,207,436)	(18,794,686)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	7,284,107	9,743,922	3,704,095
Common shares subscribed	—	—	1,955,644
Special warrants	4,557,450	—	—
Debt borrowings	30,365,399	11,607,595	10,191,625
Debt repayments	(771,120)	—	(10,370,847)
Deferred financing fees	(2,005,074)	(1,292,102)	—

	39,430,762	20,059,415	5,480,517

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,714,701)	9,991,389	(2,234,421)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,409,831	4,418,442	6,652,863

CASH AND CASH EQUIVALENTS, END OF YEAR	$5,695,130	$14,409,831	$4,418,442

Supplemental disclosure with respect to cash flows (Note 13)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31 (As restated - Note 2)
(Expressed in Canadian dollars)

	Number of Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Deficit	Equity Component of Convertible Notes	Total

Balance at December 31, 1999	45,295,569	$105,393,744	—	$—	7,919,643	$—	$(30,038,379)	$—	$75,355,365
Shares issued on exercise of options	2,222,208	2,285,708	—	—	—	—	—	—	2,285,708
Shares issued on conversion of warrants	959,200	1,418,387	—	—	(959,200)	—	—	—	1,418,387
Shares issued for management fees	29,536	69,557	—	—	—	—	—	—	69,557
Shares issued for legal fees	300,000	698,820	—	—	—	—	—	—	698,820
Shares issued for Bolivar Acquisition	1,268,749	2,345,631	—	—	—	—	—	—	2,345,631
Shares issued for Las Cristinas	4,580,404	10,956,327	—	—	—	—	—	—	10,956,327
Shares issued on conversion of notes	4,498,555	7,500,284	—	—	—	—	—	—	7,500,284
Warrants issued with convertible notes	—	—	—	—	3,008,557	63,671	—	—	63,671
Warrants expired during the year	—	—	—	—	(2,000,000)	—	—	—	—
Special warrants issued for cash	—	—	1,025,000	1,387,809	1,025,000	567,835	—	—	1,955,644
Net income loss for the year	—	—	—	—	—	—	4,548,860	—	4,548,860

Balance at December 31, 2000	59,154,221	130,668,458	1,025,000	1,387,809	8,994,000	631,506	(25,489,519)	—	107,198,254
Shares issued on exercise of options	340,000	468,700	—	—	—	—	—	—	468,700
Shares issued on conversion of warrants	1,460,443	2,318,889	—	—	(1,460,443)	—	—	—	2,318,889
Shares issued for management fees	65,466	104,550	—	—	—	—	—	—	104,550
Shares issued for legal fees	1,200,000	2,385,000	—	—	—	—	—	—	2,385,000
Shares issued for El Callao	3,987,535	5,150,520	—	—	—	—	—	—	5,150,520
Shares issued for Las Cristinas	1,035,689	2,597,247	—	—	—	—	—	—	2,597,247
Shares issued on conversion of notes	3,199,055	3,803,591	—	—	—	—	—	—	3,803,591
Warrants issued with convertible notes	—	—	—	—	2,666,938	84,105	—	—	84,105
Conversion of special warrants	1,025,000	1,387,809	(1,025,000)	(1,387,809)	—	—	—	—	—
Shares issued for private placement	3,111,111	3,162,042			3,111,111	3,699,935	—	—	6,861,977
Shares issued for bank loan	4,701,615	13,214,573	—	—	—	—	—	—	13,214,573
Shares issued for broker fees	67,059	89,189	—	—	—	—	—	—	89,189
Warrants expired during the year	—	—	—	—	(2,333,334)	—	—	—	—
Equity component of convertible notes	—	—	—	—	—	—	—	1,557,302	1,557,302
Net loss for the year	—	—	—	—	—	—	(42,552,441)	—	(42,552,441)

Balance at December 31, 2001	79,347,194	165,350,568	—	—	10,978,272	4,415,546	(68,041,960)	1,557,302	103,281,456
Shares issued on exercise of options	1,104,500	1,615,650	—	—	—	—	—	—	1,615,650
Shares issued on conversion of warrants	2,495,125	6,251,422	—	—	(2,495,125)	(572,804)	—	—	5,678,618
Shares issued for management fees	42,612	110,955	—	—	—	—	—	—	110,955
Shares issued for mineral property	282,554	873,182	—	—	—	—	—	—	873,182
Shares issued for bank loan	677,711	1,714,609	—	—	—	—	—	—	1,714,609
Shares issued for finders fee	35,430	78,655	—	—	—	—	—	—	78,655
Shares issued on conversion of notes	7,737,152	17,353,959	—	—	—	—	—	(1,557,302)	15,796,657
Special warrants issued for cash	—	—	2,252,500	4,557,450	—	—	—	—	4,557,450
Warrants issued with convertible notes	—	—	—	—	3,195,023	1,958,793	—	—	1,958,793
Equity component of convertible notes	—	—	—	—	—	—	—	3,878,322	3,878,322
Net loss for the year	—	—	—	—	—	—	(56,459,812)	—	(56,459,812)

Balance at December 31, 2002	91,722,278	$193,349,000	2,252,500	$4,557,450	11,678,170	$5,801,535	$(124,501,772)	$3,878,322	$83,084,535

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

1.	NATURE OF OPERATIONS

Crystallex International Corporation (“Crystallex” or “the Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing.  These activities are conducted primarily in Venezuela and Uruguay.

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

The Company’s consolidated financial statements for each of the years in the three-year period ended December 31, 2002 have been restated from the amounts previously reported to give effect to various adjustments and accounting changes described in Note 3.

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

Back to Contents

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

Back to Contents

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

Non-producing mineral properties are evaluated for impairment based on management’s intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

Production inventories

Gold in doré, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

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

Reclamation costs

The Company’s Uruguayan subsidiary records a liability for the estimated future costs to reclaim mined land, such as the rehabilitation and re-vegetation of waste rock areas, the covering up of tailings ponds and the treatment and discharge of residual cyanide solution, and the dismantling of plants, by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is calculated using the units-of-production method based on management’s estimation of reclamation costs and the ratio of ore mined to total proven and probable reserves.  The accrued liability is reduced as reclamation expenditures are made.  The Company’s estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in cost estimates.  The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

The Company’s Venezuelan subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

Deferred financing fees

Costs related to the Company’s debt financings are deferred and amortized over the term of the related financing.

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

Stock-based compensation plan

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock based transactions. The new standard permits the Company to continue its existing policy whereby no compensation cost is recorded on the grant of stock options to employees.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements.  Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options) available operating capital and required reclamation costs.  Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations.  It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

3.	RESTATEMENTS

In May 2003, the Company issued its consolidated financial statements which included restatements as summarized in paragraphs 3(a) through (i), reflected in the tables below.  Subsequent to the issuance of those consolidated financial statements, a further restatement was identified as summarized in paragraph 3(j) below, relating to commodity derivative contracts.

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

The restatements had the following effect on previously reported deficits:

	2002	2001	2000

Deficit, beginning of year, as originally reported	$(21,361,808)	$(21,430,202)	$(24,734,758)
Restatements
Included in the consolidated financial statements previously issued in May 2003:
Write down of plant and equipment (a)	(16,292,449)	(7,450,481)	(3,954,016)
Write down of mineral properties (b)	(19,746,087)	—	—
Misstatement of expenses (c)	(102,363)	(301,966)	(176,599)
Foreign exchange conversion gain (loss) (d)	(2,780,352)	39,581
Gold loan conversion (e)	(1,529,364)	—	—
Minority interest (f)	(704,643)	—	—
Write down of investment (g)	(2,003,338)	—	—
Reversal of capitalized costs (h)	(1,188,225)	—	—
Other	(204,370)	(119,577)	11,185
Further restatements:
Commodity derivative contracts (j)	(2,128,961)	3,773,126	(1,184,191)

Deficit, beginning of year, as restated	$(68,041,960)	$(25,489,519)	$(30,038,379)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

3.	RESTATEMENTS (continued)

The restatements had the following effect on assets and liabilities as previously reported as at December 31, 2001:

	Current Assets	Other Assets	Current Liabilities	Other Liabilities

Balance as at December 31, 2001, as originally reported	$27,859,341	$170,484,662	$19,926,621	$34,478,863
Restatements
Included in the consolidated financial statements previously issued in May 2003
Reduction to plant and equipment (a)	—	(16,292,449)	—	—
Reduction to mineral properties (b)	—	(19,746,087)	—	—
Misstatement of expenses (c)	—	—	102,363	—
Foreign exchange conversion gain (loss) (d)	(151,247)	1,934,867	—	(111,953)
Gold loan conversion (e)	—	—	—	1,529,364
Minority interest (f)	—	(8,313,225)	—	(7,608,582)
Write down of investment (g)	—	(2,003,338)	—	—
Reversal of capitalized costs (h)	—	(1,188,225)	—	—
Equity component of convertible notes (i)	—	—	—	(1,347,164)
Other	—	—	—	204,370
Further restatements:
Commodity derivative contracts (j)	4,234,427	10,161,956	2,651,882	13,873,462

Balance as at December 31, 2001, as restated	$31,942,521	$135,038,161	$22,680,866	$41,018,360

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

3.	RESTATEMENTS (continued)

The restatements had the following effect on net (loss) income and (loss) income per share, as previously reported, for the years ended December 31, 2001 and 2000:

	2001	2000

Net income (loss), as originally reported	$68,394	$3,304,556
Restatements
Included in the consolidated financial statements previously issued in May 2003:
Write down of plant and equipment (a)	(8,841,968)	(3,496,465)
Write down of mineral properties (b)	(19,746,087)	—
Misstatement of expenses (c)	199,603	(125,367)
Foreign exchange conversion gain(loss) (d)	(2,819,933)	39,581
Gold loan conversion (e)	(1,529,364)	—
Minority interest (f)	(704,643)	—
Write down of investment (g)	(2,003,338)	—
Reversal of capitalized costs (h)	(1,188,225)	—
Other	(84,793)	(130,762)
Further restatements:
Commodity derivative contracts (j)	(5,902,087)	4,957,317

Net (loss) income, as restated	$(42,552,441)	$4,548,860

Net income per share, basic as originally reported	$0.00	$0.06
Per share effect of above noted restatements on net income (loss)	(0.62)	0.03

Net (loss) income per share, basic as restated	$(0.62)	$0.09

Effect of further restatement on previously issued 2002 figures:

As a result of accounting for the written call option contracts that were outstanding at the end of 1999, 2000, and 2001, the non-hedge derivative loss previously reported for 2002 was restated to reflect the cumulative mark to market adjustment.  Furthermore, as a result of the change in accounting for fixed forward contracts, for the year ended December 31, 2002 the Company recorded an additional adjustment to both mining revenue and net income to reflect the settlement gains and losses and the required mark to market adjustment for the estimated fair values.  In summary, the impact of the adjustments to the accounting for commodity derivative contracts on the previously reported 2002 audited consolidated financial statements that have an audited report dated May 13, 2003 is as follows:

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

3.	RESTATEMENTS (continued)

Deficit, as at December 31, 2002, as previously reported	$105,684,858
Effect of restatement on loss for the year	16,687,953
Effect of restatement on prior year losses	2,128,961

Deficit, as at December 31, 2002, as restated	$124,501,772

Balance sheet adjustments

	Current Assets	Other Assets	Current Liabilities	Other Liabilities

Balance at December 31, 2002,as previously reported	$17,286,823	$157,315,585	$30,473,172	$42,227,787
Restatements	—	7,765,576	6,410,080	20,172,410

Balance at December 31, 2002,as restated	$17,286,823	$165,081,161	$36,883,252	$62,400,197

Loss for the year and loss per share

Net loss for 2002, as previously reported	$(39,771,859)
Restatement of non-hedge derivative loss	(17,728,125)
Restatement of mining revenue	1,040,172

Net loss for 2002, as restated	$(56,459,812)

Net loss per share, as previously reported	$(0.47)
Per share effect of restatements	(0.20)

Net loss per share, as restated	$(0.67)

(a)	Write down of plant and equipment

The Company’s Uruguay mill assets had previously been amortized over a 20-year period and its mine equipment had been amortized over a 10-year period.  These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years.  Accordingly, amortization expense of these assets has been increased by $3,586,279 and $3,496,465 for the years ended December 31, 2001 and 2000, respectively, and by $3,954,016 for fiscal years 1999 and 1998 through a cumulative adjustment of the deficit as at December 31, 1999.
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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

3.	RESTATEMENTS (continued)

(b)	Write down of mineral properties

As a result of detailed formal life of mine analyses for each of the Company’s mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company’s Venezuelan Albino and Tomi Properties, determined using assumptions and information existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values.  Accordingly, management retroactively reduced the December 31, 2001 carrying values of the two mineral properties by $13,337,942 and $6,408,145, respectively, with a corresponding charge to operations in 2001 to reflect the year in which impairment should have been recognized.

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

Upon review of the Company’s foreign subsidiaries management confirmed that each of the Company’s majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period.  Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method.  In the prior years the Company had accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self-sustaining operations.  Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce and eliminate the previously recorded Cumulative Translation Account by $4,675,924 and $344,513 as at December 31, 2001 and 2000, respectively.  This restatement reduced net income by $2,819,933 in fiscal 2001 and increased net income by $39,581 in fiscal 2000.

(e)	Gold loan conversion

During fiscal 2001, the Company converted its gold loan into a cash loan.  Upon settlement, management recorded a gain in excess of the amount that should have been recorded. Accordingly, at December 31, 2001, management increased the long-term debt payable and reduced the conversion gain previously recorded by $1,529,364, respectively.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

3.	RESTATEMENTS (continued)

(f)	Minority interest

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

Furthermore, as the original purchase equation assigned an overstated net asset value to the minority shareholders’ interest, the Company subsequently overstated the amount of the minority shareholders’ share of the post acquisition net loss incurred by El Callao in 2001.  Accordingly, at December 31, 2001 an adjustment of $1,130,412 was recorded to correct the minority interest’s share of the loss.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

3.	RESTATEMENTS (continued)

(j)	Commodity derivative contracts

Written call options

Upon re-examination of the accounting for the Company’s written call options, management determined that call option contracts outstanding at the end of 1999, 2000 and 2001 had not been properly accounted for and as a result the Company had reflected premiums received in income on the date of receipt and had not reflected the amount of the related mark to market adjustments for changes in estimated fair values within the consolidated financial statements.  Accordingly, management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year.  The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

4.	PRODUCTION INVENTORIES

	2002	2001

Gold in doré	$870,186	$488,424
Gold in process	663,882	2,748,214
Stockpiled ore	141,117	977,110
Consumables and spare parts	6,869,735	4,703,556

	$8,544,920	$8,917,304

5.	INVESTMENTS

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

Fiscal 2001

Effective February 27, 2001, the Company acquired 79.4% of the outstanding share capital of El Callao Mining Corp (“ECM”) by way of a share for share public offering take-over bid: 44.9% of the ECM shares being shares held by Bema Gold Corporation (“Bema”).  The Company also acquired from Bema for cash and shares, certain assets related to ECM.  ECM, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

The acquisition has been accounted for using the purchase method, and can be summarized as follows:

Cash and cash equivalents	$15,061
Accounts receivable and other assets	491,338
Note receivable	2,240,780
Property, plant and equipment	13,185,945
Accounts payable and accrued liabilities	$(648,712
Minority interest	(170,431)

Consideration paid	$15,113,981

Consideration paid consisted of:
Cash paid	9,638,770
Common shares of the Company (3,987,535 common shares)	5,150,520
Acquisition costs	324,691

$15,113,981

The agreement with Bema also provides for a 1% net smelter return royalty which will be expensed against future gold production revenue.

Back to Contents

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

The acquisition has been accounted for using the purchase method, and can be summarized as follows:

Cash and cash equivalents	$266,520
Accounts receivable and other assets	775,504
Production and supplies inventories	1,139,000
Property, plant and equipment	36,046,792
Accounts payable and accrued liabilities	(8,863,887)
Long-term debt	(18,847,225)
Minority interest	(142,862)

Consideration paid	$10,373,842

Consideration paid consisted of:
Cash paid	$7,745,725
Common shares of the Company (1,268,749 common shares)	2,345,631
Acquisition costs	282,486

$10,373,842

7.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31, are as follows:

	2002

	Cost, Net of Write downs	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$62,619,774	$36,751,308	$25,868,466
Mineral properties	124,752,565	5,082,643	119,669,922
Deferred exploration and development expenditures	10,232,150	1,466,708	8,765,442

	$197,604,489	$43,300,659	$154,303,830

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

7.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2001

	Cost, Net of Write downs	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$58,062,057	$26,813,220	$31,248,837
Mineral properties	87,593,791	3,861,478	83,732,313
Deferred exploration and development expenditures	8,234,094	554,909	7,679,185

	$153,889,942	$31,229,607	$122,660,335

Plant and equipment and deferred exploration and development expenditures include the Company’s San Gregorio Mining concession acquired in October 1998.  The Uruguayan Government mining agency granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:

	2002	2001

Albino 1 Concession	$7,338,381	$7,338,381
Bolivar Goldfields Properties	15,699,956	15,699,956
Cristinas Concessions	78,819,620	41,453,364
El Callao Properties	19,478,031	18,427,419
Mineiro Concession	—	724,548
Santa Elena, San Miguel and Carabobo Concessions	3,416,577	3,431,837
Knob Hill Property	—	518,286

	124,752,565	87,593,791
Less: Accumulated depletion	(5,082,643)	(3,861,478)

	$119,669,922	$83,732,313

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

Albino 1 Concession

By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela.  A 1% Net Smelter Return Royalty is payable to the Venezuelan Ministry of Energy and Mines (“MEM”) from the proceeds of gold production.  This property was written down by $13.3 million in fiscal 2001 (Note 3(b)).

Back to Contents

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

Cristinas Concessions

In November 2001, the Corporacion Venezolana de Guayana (“CVG”) terminated the contract with a third party for the exploitation of the Las Cristinas deposits.  In March 2002, the Venezuelan Ministry of Energy and Mines (“MEM”) passed a resolution repossessing the Cristinas Concessions on behalf of the Republic of Venezuela which in turn declared the underlying deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG.  Subsequently, the MEM and the CVG entered into an agreement for the development of the deposits, authorizing the CVG to enter into a mine operating contract with a third party.

On September 17, 2002, the Company entered into a mining agreement (the “Agreement”) with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold.  This Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions.

The aggregate cost incurred by the Company to December 31, 2002 to obtain the right to exploit the area is $78,819,620, represented by $60,140,958 of payments in cash and $18,678,662 made through the issuance of common shares of the Company.  Costs are comprised of property payment and finders’ fees of $46,743,852 ($32,280,068 cash, $14,463,784 through shares) and professional fees of $32,075,768 ($27,860,890 cash, $4,214,878 through shares).  Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange.  The preceding amounts include payments to related parties (Note 11) of $13,144,974 during the year ended December 31, 2002 ($3,129,283 during the year ended December 31, 2001; $2,753,031 in 2000) and travel and administrative costs of $409,489 during the year ended December 31, 2002 (2001 – $325,728; 2000 - $203,179).

Back to Contents

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

Central Property

Subsequent to the acquisition of ECM by the Company, ECM, through its wholly owned subsidiary, ECM Venco Ltd., and Corporacion Vengroup S.A. (“Vengroup”), the owner of the remaining 49% interest in the El Callao properties, agreed to waive certain obligations with respect to the development of the La Victoria concession in the Central Property, including the requirement of a first feasibility study in order to allow the Company to commence production.  As consideration, the Company agreed to pay the last two payments related to the La Victoria concessions (US$2,150,000) under the terms of the original purchase agreement for the El Callao properties.

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

Santa Elena, San Miguel and Carabobo Concessions

The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. (“ACOMISUR”), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela.  Under this agreement, the Company’s Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company’s subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.

Back to Contents

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

9.	LONG-TERM DEBT

	2002	2001

Bank loans	$16,916,484	$17,820,718
Convertible notes	17,140,049	9,705,833
Loan payable	—	300,000

	34,056,533	27,826,551
Less: Current portion of long-term debt	(7,850,256)	(2,609,559)

	$26,206,277	$25,216,992

Bank loans

On October 12, 2001 an amended and restated loan agreement was signed between the Company’s subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited.  The loan, in the amount of $3,942,978, which matures on October 15, 2004, is secured by a guarantee of the Company, and bears interest at the LIBOR rate plus 2% per annum.  The loan agreement also restricts the Company’s ability to enter into agreements relating to the sale or purchase of gold.

On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a credit agreement with the Standard Bank London Limited.  The loan, which was subsequently amended by a First Amendment to the Credit Agreement in the amount of $12,973,506, matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (save and except the Lo Increible properties), a charge against the Company’s Revemin mill and a pledge of the securities of certain of the Company’s subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum.  The credit agreement also imposes restrictions on the Company’s ability to enter into metal trading agreements.

Back to Contents

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

Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
91,722,278 common shares (2001 - 79,347,194)	$193,349,000	$165,350,568

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

10.	SHARE CAPITAL (continued)

Warrants

As at December 31, 2002, warrants were outstanding enabling the holders to acquire common shares as follows:

Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)

$1.72 to $2.60	727,500	1.40
$2.61 to $3.87	6,351,376	1.40
$3.88 to $4.48	4,599,294	1.88

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company.  Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant.  Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.  Unless otherwise stated, all stock options granted vest immediately.

The following table is a summary of the status of stock options outstanding at December 31, 2002:

	Outstanding and Exercisable Options

Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$0.85 to $1.00	1,742,500	4.64	$0.97
$1.41 to $1.75	1,521,000	6.55	$1.54
$2.00 to $2.65	3,689,000	7.63	$2.22

	6,952,500

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

10.	SHARE CAPITAL (continued)

A summary of the status of the stock option plan as at December 31, 2002, 2001 and 2000 and changes during each year ended on those dates follows:

	2002		2001		2000

	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding and exercisable, beginning of year	7,707,000	$1.70	6,315,292	$1.52	6,475,500	$1.15
Granted	350,000	2.28	1,815,000	2.24	2,077,500	2.13
Exercised	(1,104,500)	1.46	(340,000)	1.38	(2,112,708)	1.03
Cancelled	—	—	(83,292)	1.40	(125,000)	2.99

Outstanding and exercisable, end of year	6,952,500	$1.76	7,707,000	$1.70	6,315,292	$1.52

Weighted average fair value of options granted during the year	$1.16		$1.17		$1.21

Supplemental information for stock-based compensation

Effective January 1, 2002, in accordance with CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, pro forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee’s stock options under the fair value method.  The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.22%, dividend yield of nil, volatility factor of 75%, and a weighted-average expected life of the options of 3.75 years.  The weighted average fair value per share of options granted during 2002 was $1.16.

The following table presents the net loss and net loss per share for the year ended December 31, 2002 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

Net loss	$(56,459,812)
Compensation expense under Section 3870	(404,979)

Pro forma net loss	$(56,864,791)

Pro forma basic loss per share	$(0.67)

Back to Contents

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

10.	SHARE CAPITAL (continued)

Earnings(loss) per common share

The following table outlines the calculation of basic and diluted earnings (loss) per common share:

	2002	2001	2000

Numerator for basic and diluted net (loss) income per common share:
Net (loss) income attributable to common shareholders	(56,459,812)	(42,552,441)	4,548,860

Denominator for basic net income per common share - weighted average number of outstanding shares	84,441,287	69,117,738	52,965,842
Effective of dilutive stock options	—	—	2,309,253
Effective of dilutive warrants	—	—	989,329

Denominator for dilutive net (loss) income per common share - adjusted weighted average number of outstanding shares	84,441,287	69,117,738	56,264,424

Shareholder Rights Plan

Effective March 10, 1997 (the “Record Date”), the Company adopted a shareholder rights plan (the “Plan”).  The rights issued under the Plan will expire at the close of the Company’s annual meeting in 2007 (the “Expiration Time”), unless earlier redeemed or exchanged by the Company and subject to shareholder re-ratification of the Plan by the shareholders at the Company’s annual meeting to be held in 2003.

Pursuant to the Plan, the Board of Director’s declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time.  The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

In order to constitute a “Permitted Bid”, an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

Back to Contents

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

12.	INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 40.1% (2001 – 44.5%; 2000 – 45.6%) to loss before income taxes as follows:

	2002	2001	2000

Loss before income taxes	$(56,459,812)	$(42,552,441)	$4,548,860

Expected income taxes (recoverable) payable	$(22,640,385)	$(18,935,837)	$2,074,280
Difference in foreign tax rates	1,013,320	5,131,725	226,756
Non recognition of benefit of losses	21,627,065	13,804,112	—
Recognition of benefit of losses	—	—	(2,301,036)

Actual income taxes	$—	$—	$—

The Company has certain source related deductions and losses which are available to be offset against future income taxes.  The benefits of these deductions and losses are not reflected in these financial statements, as they are not likely to be realized.

13.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2002	2001	2000

Cash paid during the year for interest	$1,205,221	$1,897,879	$887,351

Cash paid during the year for income taxes	$—	$—	$—

Significant non-cash transactions for the year ended December 31, 2002 included:

i)	The Company issued 42,612 common shares, with a value of $110,955, for management fees.

ii)	The Company issued 282,554 common shares, with a value of $873,182, for a mineral property payment.

iii)	The Company issued 677,711 common shares, with a value of $1,714,609, for a loan payment.

iv)	The Company issued 35,430 common shares, with a value of $78,655, for a finders fee.

v)	The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $18,587,751.

vi)	The Company applied $1,233,792 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

Back to Contents

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

14.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Uruguay and Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

14.	SEGMENTED INFORMATION (continued)

	Corporate	San Gregorio	Bolivar/Albino	El Callao	Cristinas	Intersegment Eliminations	Total

2002
Mining revenue	$—	$32,843,402	$2,511,783	$10,806,036	$—	$—	$46,161,221
Mining revenue - intersegment	$—	$—	$11,713,510	$—	$—	$11,713,510	$23,427,020
Operating costs	$—	$25,485,956	$11,111,734	$4,079,885	$—	$—	$40,677,575
Operating costs - intersegment	$—	$—	$—	$11,713,510	$—	$(11,713,510)	$—
Interest and other income	$68,603	$301,321	$8,906	$—	$—	$—	$378,830
Interest expense	$1,557,428	$826,790	$591,025	$—	$—	$—	$2,975,243
Depreciation, depletion and amortization	$329,289	$8,834,424	$2,285,146	$939,640	$—	$—	$12,388,499
Write-down of mineral properties	$2,134,678	$—	$—	$—	$—	$—	$2,134,678
Segment loss	$(44,731,866)	$(3,737,840)	$(1,610,936)	$(6,379,170)	$—	$—	$(56,459,812)
Segment assets	$31,080,715	$21,251,903	$32,439,136	$18,776,610	$78,819,620	$—	$182,367,984
Capital expenditures	$105,840	$1,491,234	$3,682,741	$1,082,004	$37,366,257	$—	$43,728,076

2001
Mining revenue	$—	$29,978,353	$6,239,562	$9,766,293	$—	$—	$45,984,208
Mining revenue - intersegment	$—	$—	$11,236,739	$—	$—	$11,236,739	$22,473,478
Operating costs	$—	$28,150,526	$(1,766,448)	$13,463,216	$—	$—	$39,847,294
Operating costs - intersegment	$—	$—	$—	$11,236,739	$—	$(11,236,739)	$—
Interest and other income	$65,349	$372,312	$41,739	$237	$—	$—	$479,637
Interest expense	$318,015	$1,130,168	$666,616		$—	$—	$2,114,799
Depreciation, depletion and amortization	$471,531	$8,254,548	$2,580,073	$935,151	$—	$—	$12,241,303
Write-down of mineral properties	$18,593,631	$—	$6,408,145	$—	$—	$—	$25,001,776
Segment loss	$(26,944,912)	$(8,136,179)	$(3,570,659)	$(3,900,691)	$—	$—	$(42,552,441)
Segment assets	$42,430,722	$31,699,275	$32,594,212	$18,803,110	$41,453,363	$—	$166,980,682
Capital expenditures	$857,789	$3,105,228	$4,297,683	$1,012,873	$3,462,995	$—	$12,736,568

2000
Mining revenue	$—	$31,068,506	$8,570,733	$—	$—	$—	$39,639,239
Operating costs	$—	$24,534,024	$6,159,921	$—	$—	$—	$30,693,945
Interest and other income	$336,959	$366,200	$24,313	$—	$—	$—	$727,472
Interest expense	$271,316	$808,929	$49,638	$—	$—	$—	$1,129,883
Depreciation, depletion and amortization	$136,642	$7,768,567	$2,530,392	$—	$—	$—	$10,435,601
Write-down of mineral properties	$—	$—	$—	$—	$—	$—	$—
Segment profit/(loss)	$5,086,570	$(601,600)	$63,890	$—	$—	$—	$4,548,860
Segment assets	$51,986,466	$39,422,322	$36,865,363	$—	$37,990,368	$—	$166,264,519
Capital expenditures	$1,619,084	$968,780	$101,680	$—	$920,965	$—	$3,610,509

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

14.	SEGMENTED INFORMATION (continued)

Geographic information:

	Mining Revenue			Property, Plant and Equipment

	2002	2001	2000	2002	2001	2000

Uruguay	$32,843,402	$29,978,353	$31,068,506	$11,378,127	$18,721,316	$23,870,636
Venezuela	13,317,819	16,005,855	8,570,733	142,866,637	101,791,052	102,467,566
Brazil	—	—	—	—	1,616,394	1,617,059

Total Foreign	46,161,221	45,984,208	39,639,239	154,244,764	122,128,762	127,955,261
Canada	—	—	—	59,066	531,573	539,913

Total	$46,161,221	$45,984,208	$39,639,239	$154,303,830	$122,660,335	$128,495,174

15.	COMMITMENTS AND CONTINGENCIES

Call Agreement

The Company structured the following transaction to protect the interest of the Company’s shareholders in the event that third parties sought to gain control of the Company in a transaction which was not supported by the Company’s directors.

The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. (“Ventures”), whose common shares are owned by two directors who are also officers of the Company, effectively on behalf of the Company’s shareholders (the “Call Agreement”).  Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Inversora Mael C.A. (“Mael”).  The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures’ acquisition of any interest directly or indirectly in Mael.  The Ventures’ shares were issued to the Company’s directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal.  The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company’s option, all of the shares of Ventures at any time at a purchase price equal to the shareholders’ cost of those shares, which cost, as noted, is nominal.  The directors have no interest in Ventures or Mael other than their shareholdings in Ventures.  Any funding or other consideration to complete the acquisition of Mael and required by Ventures has been provided by the Company.  The total cost of the acquisition of Mael is US$30,000,000, which was subsequently renegotiated by Red Glove A. V. V. (“Red Glove”) and Ventures as hereinafter more particularly described.  All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. There are no future commitments except the 1,000,000 warrants to Red Glove hereinafter referred to and which expire on September 5, 2003.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

15.	COMMITMENTS AND CONTINGENCIES (continued)

Call Agreement (continued)

It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael.  That interest was acquired through an acquisition agreement dated February 14, 1997.  The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. (“Stay”) from Red Glove.  Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm’s length from the Company and Ventures.  Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures.  Ventures is controlled by the Company through the application of the Call Agreement.  The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company.  Mael and its assets are therefore subject to the ultimate control and direction of the Company.  As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael.  At all times, the Company’s and Ventures’ relationship with Red Glove has remained arm’s length.

The cost of acquiring the shares of Stay was initially US$30,000,000, of which the Company paid US$6,500,000 (CDN$9,100,000) as of December 31, 1998.  Effective April 30, 1999, Ventures and Red Glove, through arm’s length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share.  No value was attributed to the warrants for the purposes of the acquisition transaction.  The Company required that Red Glove modify the purchase price as consideration for the Company to continue the transaction.  Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment.  Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above.  The price of the warrants, being US$2.00 per warrant, was settled by arm’s length negotiation with Red Glove at the time of renegotiation.  The warrants had staggered expiry dates and, as of December 31, 2002, 4,000,000 of the warrants have expired and 1,000,000 remained outstanding.  The remaining 1,000,000 warrants will expire on September 5, 2003, unless otherwise exercised.  During 1999 and 2000, the US$10,000,000 was fully paid through the Company’s issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (CDN$364,000).  The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000.  A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534 (Cdn. $14,463,784).  The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000.  These payments have been capitalized as part of the Las Cristinas property cost.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

15.	COMMITMENTS AND CONTINGENCIES (continued)

Call Agreement (continued)

The Call Agreement contains a call right which is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such person acquires 20% or more of the Company’s outstanding voting shares without the approval of the Company’s Board of Directors.  In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition.  The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures’ shareholders.  There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions.  Under the Call Agreement, the Company has the right to vote the shares of Ventures.  The Call Agreement, in conjunction with a rights plan approved by the Company’s shareholders, was designed to give adequate time for the Company’s shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company’s directors to consider alternatives to allow shareholders to receive full and fair value for their common shares.  In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.

Commodity derivative contracts

At December 31, 2002, the Company had fixed forward contracts outstanding as follows:

	2003	2004	2005	2006

Ounces	77,598	82,608	42,430	39,996
Average price (US$per oz.)	$300	$300	$305	$310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price.  At December 31, 2002, the Company had written call options outstanding as follows:

	2003	2004	2005	2006

Ounces	60,852	115,456	50,932	2,000
Average price (US$per oz.)	$295	$306	$303	$348

Gold production for the years ended December 31, 2002, 2001 and 2000 was 94,623; 109,647 and 95,563 ounces, respectively.

Back to Contents

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

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of five years.  Total rent expense charged to operations under these agreements was $175,066 (2001 - $111,724; 2000 – $94,982).

Minimum lease payments under operating leases in effect through 2007 are as follows:

2003	$188,712
2004	188,712
2005	119,537
2006	81,706
2007	27,235

$605,902

Letter of Credit and Performance Bond

One of the Company’s subsidiaries has outstanding a US$1,500,000 letter of credit in connection with its environmental remediation plans.

Subsequent to December 31, 2002, the Company deposited with the Venezuelan Government a performance bond in the amount of US$4,750,000 in connection with its agreement with the CVG.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

15	COMMITMENTS AND CONTINGENCIES (continued)

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

The agreement does not transfer any property ownership rights to Crystallex (Note 7) and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

•	make all investment and complete all works necessary to exploit the mineral resources,

•	present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

•	present to the CVG for approval, life of mine, annual production plans and annual production commitments,

•	commence production by May 2004; such start may be extended in the event permitting delays are encountered,

•	pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

•	provide for certain social programs and for the employment, training and technical assistance to small miners,

•	supply performance bonds related to the development and environmental obligations,

•	bear all costs relating to a technical liaison office to be created by the CVG

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

Back to Contents

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

Back to Contents

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

2.
Issuance of US$3,000,000 in non-interest bearing notes and 450,000 common share purchase warrants, each exercisable for one common share of the Company at 140% of the volume weighted average price of the Company’s shares traded on the AMEX for the five trading days prior to closing.  This transaction closed in tranches with gross proceeds of US$3,000,000:

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission.

Basis of Presentation

These financial statements are the combined accounts of Crystallex International Corporation and its majority owned subsidiaries, and the accounts of Ventures (Barbados) Ltd. (“Ventures”) and its wholly owned subsidiaries.  Ventures (Note 15) is controlled by two directors of the Company who are also officers, and as such the financial statements for U.S. GAAP purposes have been presented as combined financial statements.  Under Canadian GAAP, these financial statements are presented as consolidated financial statements.

Restatement of United States GAAP Financial Statements

The Company has amended originally filed U.S. GAAP combined financial statements to take into consideration the following three items:

1.	The prior period adjustments made under Canadian GAAP as outlined in Note 3 “Prior Period Restatements” to the Company’s consolidated financial statements;

2.	The accounting treatment required for convertible notes under U.S. GAAP with respect to beneficial conversion features as discussed above in paragraph 18(c).

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

	2002

	Canadian GAAP	Adjustments		U.S. GAAP

Current assets	$17,286,823	$18,329	(a)	$17,305,152
Security deposits	208,887	—		208,887
Investment	640,000	176,000	(a)	816,000
Property, plant and equipment	154,303,830	(100,481,050	) (b)	53,822,780
Deferred charge	7,765,576	—		7,765,576
Deferred financing fees	2,162,868	—		2,162,868

	$182,367,984	$(100,286,721)		$82,081,263

Current liabilities	$36,883,252	$—		$36,883,252
Reclamation provision	1,048,726	—		1,048,726
Long-term debt	26,206,277	1,130,720	(c)	27,336,997
Deferred credit	35,001,677	—		35,001,677
Minority interest	143,517	—		143,517
Shareholders’ equity	83,084,535	(101,417,441)		(18,332,906)

	$182,367,984	$(100,286,721)		$82,081,263

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets (continued)

	2001

	Canadian GAAP	Adjustments		U.S. GAAP

				(As restated - see Note 18(g))
Current assets	$31,942,521	$34,987	(a)	$31,977,508
Security deposits	306,218	—		306,218
Investment	640,000	—		640,000
Property, plant and equipment	122,660,335	(57,612,231	)(b)	65,048,104
Deferred charge	10,161,956			10,161,956
Deferred financing fees	1,269,652	—		1,269,652

	$166,980,682	$(57,577,244)		$109,403,438

Current liabilities	$22,680,866	$—		$22,680,866
Reclamation provision	1,137,568	—		1,137,568
Long-term debt	25,216,992	(2,633,639	)(c)	22,583,353
Deferred charges	14,520,283	—		14,520,283
Minority interest	143,517	—		143,517
Shareholders’ equity	103,281,456	(54,943,605)		48,337,851

	$166,980,682	$(57,577,244)		$109,403,438

(i)
U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets.  Under Canadian GAAP, there is no similar reporting requirement.  As at December 31, 2002 and 2001, $5,086,236 and $5,327,889, respectively, would be presented as accrued liabilities.

(ii)	For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

The following summarizes the aforementioned restatement.

US GAAP Balance Sheet
As at December 31, 2001

	As Reported	Restatement	Error Correction	As Restated

Current Assets	$27,893,158	$4,083,180	$1,170	$31,977,508
Securities Deposits	306,218	—	—	306,218
Investment	610,000	—	30,000	640,000
Property, plant & equipment	118,908,244	(43,605,119)	(10,255,021)	65,048,104
Deferred charges	—	10,161,956	—	10,161,956
Deferred financing fees	1,269,652	—	—	1,269,652
	$148,987,272	$(29,359,983)	$(10,223,851)	$109,403,438
Current liabilities	$19,926,621	$2,754,245	$—	$22,680,866
Reclamation provision	1,250,151	(111,953)	(630)	1,137,568
Long term debt	24,968,891	386,565	(2,772,103)	22,583,353
Deferred credit	646,821	13,873,462	—	14,520,283
Minority interest	7,752,099	(7,608,582)	—	143,517
Shareholders equity	94,442,689	(38,653,720)	(7,451,118)	48,337,851
	$148,987,272	$(29,359,983)	$(10,223,851)	$109,403,438

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations

The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

			2002	2001	2000

				(As restated - see Note 18(g))
Net income (loss) for the year per Canadian GAAP			$(56,459,812)	$(42,552,441)	$4,548,860
Adjustments to mineral properties	(b	)	(42,868,819)	(13,306,689)	(12,643,590)
Adjustments to mineral properties	(b	)	2,134,678	—	—
Accretion of interest on convertible notes	(c	)	(2,346,126)	(1,057,605)	(2,677,699)
Fair value of employee stock options granted	(d	)	(404,979)	(2,129,539)	(2,447,767)
Unrealized gain on trading securities	(a	)	18,329	34,987	40,558

Net loss for the year per U.S. GAAP			$(99,926,729)	$(59,011,287)	$(13,179,638)

Net loss per share - basic and diluted			$(1.18)	$(0.85)	$(0.25)

The table below summarizes the aforementioned restatements to the Company’s US GAAP financial information:

	2001	2000

Loss for the year per US GAAP -as originally reported	$(6,662,770)	$(11,786,801)
Restatements: (Note 3)
Write down of plant & equipment	(8,841,968)	(3,496,465)
Write down of mineral properties	(19,746,087)	—
Misstatement of expenses	199,603	(125,367)
Foreign exchange conversion gain (loss)	(2,819,933)	39,581
Gold loan conversion	(1,529,364)	—
Minority interest	(704,643)	—
Write down of investment	(2,003,338)	—
Reversal if capitalized costs	(1,188,225)	—
Commodity derivative contracts	(5,902,087)	4,957,317
Unrealized gain on trading securities	1,170	40,558
Other	(84,793)	(130,762)
Error Correction
Accretion of interest on convertible notes (Note 18(c))	(1,128,644)	(2,677,699)
Adjustments to mineral properties (Note 18 (b))	(8,640,208)	—
Loss for the year per U.S. GAAP-as restated	(59,011,287)	(13,179,650)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

Statement of Operations Presentation

For U.S. GAAP purposes, the measures “Loss before other items” and Non-hedge derivative (loss) gain” are not recognized terms and would therefore not be presented.  In addition, the “Operating (loss) profit” measure included within the Canadian GAAP statement of operations is not comparable to “Operating loss” per U.S. GAAP.  The following table reconciles “Loss for the year” per U.S. GAAP to “Loss from operations” for U.S. GAAP.

	2002	2001	2000

Net loss for the year per U.S. GAAP	$(99,926,729)	$(59,011,287)	$(13,179,638)

Non-operating loss components
Per Canadian GAAP:
Interest on long-term debt	2,975,243	2,114,799	1,129,883
Non-hedge derivative loss (gain)	25,191,379	(1,484,590)	6,825,314
Interest and other income	(378,830)	(479,637)	(727,472)
Minority Interest	—	(169,800)	—
Write-down of marketable securities	210,572	2,003,338	—
U.S. GAAP reconciling items:
Accretion of interest on convertible notes	2,346,126	1,057,605	2,677,699
Unrealized gain on trading securities	(18,329)	(34,987)	(40,558)

Non-operating loss per U.S. GAAP	30,326,161	3,006,728	9,864,866

Loss from operations per U.S. GAAP	$(69,600,568)	$(56,004,559)	$(3,314,772)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2002	2001	2000

		(As restated - see Note 18(g)
Cash flows(used in) provided by operating activities, Canadian GAAP	$(4,450,718)	$8,139,410	$11,079,748
Adjustments to mineral properties	(37,170,359)	(9,727,705)	(2,514,947)
Adjustment for trading securities	—	—	(189,714)

Cash flows (used in) provided by operating activities, U.S. GAAP	(41,621,077)	(1,588,295)	8,375,087

Cash flows used in investing activities, Canadian GAAP	(43,694,745)	(18,207,436)	(18,794,686)
Adjustments to mineral properties	37,170,359	9,727,705	2,514,947
Adjustment for trading securities	—	—	189,714

Cash flows used in investing activities, U.S. GAAP	(6,524,386)	(8,479,731)	(16,090,025)

Cash flows provided by financing activities, Canadian and U.S. GAAP	39,430,762	20,059,415	5,480,517

Net increase (decrease) in cash and cash equivalents during the year	(8,714,701)	9,991,389	(2,234,421)
Cash and cash equivalents, beginning of year	14,409,831	4,418,442	6,652,863

Cash and cash equivalents, end of year	$5,695,130	$14,409,831	$4,418,442

(a)	Investments

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)	Investments (continued)

Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values.  For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized.  For trading securities, unrealized gains or losses are included in the determination of net income (loss) for the year.  The Company’s investments classified as trading securities and available-for-sale securities is as follows:

	2002

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value

Trading securities	$89,329	$18,329	$—	$107,658
Available-for-sale securities	640,000	176,000	—	816,000

	$729,329	$194,329	$—	$923,658

	2001

	(As restated - see Note 18(g)
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value

Trading securities	$235,901	$34,987	$—	$270,888
Available-for-sale securities	640,000	—	—	640,000

	$875,901	$34,987	$—	$910,888

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

Back to Contents

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

Under Canadian GAAP, the Company did not attribute a value to the warrants in connection with the acquisition of the shares of Mael (Note 17).  Under United States GAAP, a value should have been attributed to these warrants in 1999.  As a result, the Company’s additional paid in capital and deficit for United States GAAP purposes both increased by $2,461,905 during 2001 and 2000 and loss for the year and additional paid in capital for United States GAAP purposes both increased by $2,461,905 during 1999.

Under Canadian GAAP, the carrying amounts of all of the Company’s mineral property development costs, producing properties and related plant and equipment are reviewed and evaluated when events or changes in circumstances indicate that the carrying amount may not be recoverable.  Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves) estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes.  Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

In fiscal 2002, for United States reporting purposes, the Company applied SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In periods prior to fiscal 2002, the Company applied SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized, determined on the basis of discounted cash flows. Management’s estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company’s investment in property, plant, and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management’s estimate of the net cash flow expected to be generated from its operations.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)	Mineral Properties and Exploration and Development Costs (continued)

Property, Plant and Equipment
	2002	2001	2000

		(As restated - see Note 18(g)

Net book value under Canadian GAAP	$154,303,830	$122,660,335	$128,495,173

Adjustments to mineral properties and, deferred exploration and developmental expenditures
Las Cristinas Concessions	(78,819,620)	(41,453,364)	(37,990,368)
Santa Elena, San Miguel and Carobobo Concessions	(4,182,075)	(4,197,335)	(4,182,075)
Knob Hill Property	—	(518,286)	(518,286)
Mineiro Concessions	—	(1,614,811)	(1,614,811)
Tomi Properties	(4,909,518)	(3,714,435)	—
Albino 1 Concessions	(6,114,000)	(6,114,000)	—
El Callao Properties	(6,455,837)	—	—

Total adjustment	(100,481,050)	(57,612,231)	(44,305,540)

Net book value under U.S. GAAP	$53,822,780	$65,048,104	$84,189,633

During 2002, for Canadian GAAP purposes, the Company wrote-off the costs associated with its investments in Mineiro Concessions and Knob Hill Properties.  As these costs were written off for U.S. GAAP purposes prior to 2002, an adjustment for $1,614,811 and $518,286, respectively, has been made to the net book value of these properties as at December 31, 2001 and 2000.

Back to Contents

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

Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” an amendment to SFAS No. 123.

Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.  In determining the fair value of these employee stock options, the following assumptions were used:
	2002	2001	2000

Risk free interest rate	4.22%	3.12%	6.25%
Expected life	3.75 years	2 years	2 years
Expected volatility	75%	83%	104%
Expected dividends	—	—	—

For the years ended December 31, 2002, 2001 and 2000, an expense of $404,979, $2,129,539 and $2,447,767 has been recorded with respect to the stock options granted in the year.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e)	Comprehensive Income

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements.  For the Company, the only components of comprehensive loss are the net loss for the period, and the unrealised gains and losses on the available-for-sale securities.  This information is presented below.

Accumulated Other Comprehensive Income (Loss)

For U.S. GAAP, the accumulated other comprehensive income (loss) would be calculated as follows:

	2002	2001	2000

Accumulated other comprehensive income (loss)
Accumulated other comprehensive loss, beginning of year	$—	$(1,339,338)	$—
Change in market value of available-for-sale securities	176,000	—	(1,339,338)
Reclassification adjustment for losses included in net income	—	1,339,338	—

Accumulated other comprehensive income (loss), end of year	$176,000	$—	$(1,339,338)

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows:

	2002	2001	2000

Comprehensive loss
Net loss for the year	$(99,926,729)	$(59,011,287)	$(13,179,638)
Change in market value of available-for-sale securities	176,000	—	(1,339,338)

Comprehensive loss for the year	$(99,750,729)	$(59,011,287)	$(14,518,976)

Back to Contents

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets that results from the acquisition, construction, development and (or) the normal operation of a long-lived assets, except for certain obligation of leasees.  SFAS 143 amends SFAS 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies”, and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, and the entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement,.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encourages.  The Company has not yet determined the impact of this Statement on its financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002 and requires these costs to be recognized when the liability is incurred and not at project initiation.  The Company is reviewing the provisions of SFAS 146, but has not yet determined the impact of SFAS 146 on its financial statements.

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been considered in the presentation of the accompanying combined financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Company has not yet determined the effect, if any, the recognition requirement for guarantees issued or modified after December 31, 2002 will have on its business, results of operations and financial condition.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Recent Accounting Pronouncements (continued)

In January 2003, the FASB issued FIN 46 – “Consolidation of Variable Interest Entities” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulletin No. 51 – Consolidated Financial Statements to those entities defined as “Variable Interest Entities” (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of  “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003 and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003.  The Company does not conduct any transaction through special purposes entities and does not expect the FIN 46 to have an impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements.  SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.  SFAS 149 is required to be adopted by the Company on July 1, 2003.  The Company has not yet determined the impact of SFAS 149 on its financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Recent Accounting Pronouncements (continued)

SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•
Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•
obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

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

In 2002, the CICA Handbook Sections 3063 – “Impairment of Long Lived Assets” and 3475 – “Disposal of Long Lived Assets and Discontinued Operations” were amended to harmonize with SFAS 144.  The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows.  The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset.  An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell.  In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date.  Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and Section 3475 applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003.  The sections will be applied prospectively with early adoption encouraged.

In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 – “Hedging Relationships” that increases the documentation, designation and effectiveness criteria to achieve hedge accounting.  The guidelines require the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied.  It does not change the method of accounting for derivatives in hedging relationships, but required fair value accounting for derivatives that do not qualify for hedge accounting.  The new guideline is applicable for fiscal years commencing July 1, 2003.  The Company is evaluating the impact this standard might have on its results of operations and financial position.

In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 – “Disclosure of Guarantees”.  The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement.  This guideline is consistent with FIN 45 described above.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this  Form 20-F/A – No. 1 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYSTALLEX INTERNATIONAL CORPORATION

	BY:	/s/ DANIEL R. ROSS

Daniel R. Ross
Executive Vice-President, Corporate Counsel, Secretary, and Director

Date: October 14, 2004

Back to Contents

Exhibit Index

Exhibit No.	Exhibit	Page No.

4.11(1)
Mining Operation Agreement dated as of September 17, 2002, between Crystallex International Corporation and Corporacion Venezolana de Guayana – English translation, incorporated by reference from an exhibit to Form 6-K submitted on October 2, 2002.

12.1	Certification of Todd Bruce pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Filed as identically numbered exhibit in Form 20-F, filed on August 7, 2003.

Back to Contents

CERTIFICATION

I, Todd Bruce, the President and Chief Executive Officer of Crystallex International Corporation (the “registrant”), certify that:

1. I have reviewed this Annual Report on Form 20-F/A – No. 1 for the year ended December 31, 2002, of the registrant;

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

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly

Back to Contents

affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: October 14, 2004

/s/ TODD BRUCE

Todd Bruce
President and Chief Executive Officer

Back to Contents

CERTIFICATION

I, Borden D. Rosiak, the Chief Financial Officer of Crystallex International Corporation (the “registrant”), certify that:

1. I have reviewed this Annual Report on Form 20-F/A – No. 1 for the year ended December 31, 2002, of the registrant;

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

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-14 and 15d-14) for the registrant and have:

d.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

f.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

c.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

d.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly

Back to Contents

affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: October 14, 2004

/s/ BORDEN D. ROSIAK

Borden D. Rosiak
Chief Financial Officer