Form 20-F/A
period 2003-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2004-10-18
CIK 912500

Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A-No.1

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

Back to Contents

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

Note: Unless otherwise indicated, all amounts in this annual report and exhibits thereto are stated in Canadian dollars. At May 3, 2004, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was one Canadian dollar equalled $0.728 United States Dollars. (See Item 3.A, Key Information — Selected Financial Data, for further information.)

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements and information regarding Crystallex International Corporation’s financial position, business strategy and plans and objectives of its management for future operations that derive from management’s beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this annual report, the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “will,” “could,” “may” and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in a numbe r of places in this annual report, describe, among other things, risks and uncertainties, and reflect management’s current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements and are subject to certain risks, uncertainties and assumptions, including those described under “Risk Factors” and elsewhere in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report. This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf.

Back to Contents

PART I

Item 1 — Identity of Directors, Senior Management, and Advisers

Not Applicable

Item 2 — Offer Statistics and Expected Timetable

Not applicable

Item 3 — Key Information

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

Month and year	High per month	Low per month	Average per month

November 2003	1.3362	1.2930	1.3130
December 2003	1.3405	1.2923	1.3128
January 2004	1.3340	1.2690	1.2958
February 2004	1.3442	1.3108	1.3299
March 2004	1.3437	1.3080	1.3286
April 2004	1.3711	1.3101	1.3721

Years	Average of exchange rates on last days of month for each year

2003	1.4012
2002	1.5702
2001	1.5484
2000	1.4873
1999	1.4827

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

Back to Contents

SELECTED CONSOLIDATED FINANCIAL DATA IN CANADIAN DOLLARS
(CANADIAN GAAP)

	For year ended December 31, 2003	For year ended December 31, 2002 (1)	For year ended December 31, 2001 (1)	For year ended December 31, 2000 (1)	For year ended December 31, 1999 (2)

		(As restated)	(As restated)	(As restated)	(As restated)
Income Statement Data
Mining Revenue (3)	15,566,511	13,317,819	16,005,855	8,507,733	—

Income (loss) before Income Taxes from Continuing Operations	(78,026,642)	(52,721,972)	(34,416,262)	5,150,460	—

Discontinued Operations	(4,027,210)	(3,737,840)	(8,136,179)	(601,600)	(618,936)

Income Taxes	—	—	—	—	—

Net Income (loss)	(82,053,852)	(56,459,812)	(42,552,441)	4,548,860	(618,936)

Net Income (loss) per Common Share — Basic Continuing Operations	(0.67)	(0.63)	(0.50)	0.09	(0.00)
Discontinued Operations	(0.03)	(0.04)	(0.12)	(0.00)	(0.00)

Weighted Average Number of Shares Outstanding — Basic	118,309,198	84,441,287	69,117,738	52,965,842	39,308,858

Balance Sheet Data
Cash and Short-Term Investments	33,863,448	5,695,130	14,409,831	4,418,442	6,652,863

Working Capital (Deficiency)	4,699,786	(19,596,429)	9,261,655	5,528,714	6,701,812

Total Assets	173,524,848	182,367,984	166,980,682	165,561,727	110,841,419

Long-Term Debt	8,373,406	26,206,277	25,216,992	32,656,570	16,848,835

Shareholders’ Equity	102,058,845	83,084,535	103,281,456	112,135,051	74,227,949

(1)	Refer to Note 3 to the 2002 consolidated financial statements.
(2)	As amended to reflect impact of subsequent years’ restatements.
(3)	Mining Revenue does not include amounts from Discontinued Operations.
;

Back to Contents

Crystallex has not paid any dividends since its incorporation.

Had the consolidated financial statements of Crystallex been prepared in accordance with accounting principles generally accepted in the United States, certain selected financial data would have been reported as shown on the following table:

SELECTED CONSOLIDATED FINANCIAL DATA IN CANADIAN DOLLARS
(U.S. GAAP)

	For year ended December 31, 2003	For year ended December 31, 2002 (1) (as restated)	For year ended December 31, 2001 (1) (as restated)	For year ended December 31, 2000 (1) (as restated)	For year ended December 31, 1999 (2) (as amended)

Income statement data
Mining Revenue (3)	15,566,511	13,317,819	16,005,855	8,507,733	—

Loss before Income Taxes Under U.S. GAAP from Continuing Operations	(90,650,590)	(96,188,889)	(50,875,108)	(12,578,038)	(8,704,533)
Discontinued Operations	(4,027,210)	(3,737,840)	(8,136,179)	(601,600)	(618,936)

Income Taxes	—	—	—	—	—

Net Loss	(94,677,800)	(99,926,729)	(59,011,287)	(13,179,638)	(9,323,469)

Net Loss per Common Share — Basic Continuing Operations	(0.78)	(0.14)	(0.73)	(0.25)	(0.22)
Discontinued Operations	(0.03)	(0.04)	(0.12)	(0.00)	(0.02)

Weighted Average Number of Shares Outstanding — Basic	118,309,198	84,441,287	69,117,738	52,965,842	39,308,858

Balance sheet data
Cash and Short-Term Investments	33,863,448	5,695,130	14,409,831	4,418,442	6,652,863

Working Capital (Deficiency)	4,699,786	(19,578,100)	9,296,642	5,569,272	6,701,812

Total Assets	69,282,525	82,081,263	109,403,438	108,653,155	80,794,280

Long-Term Debt	8,373,406	27,336,997	22,583,353	32,656,570	16,848,835

Shareholders’ Equity	(2,183,478)	(18,332,906)	48,337,851	50,101,013	35,476,277

(1)	Refer to Notes 3 and 18 to the 2002 consolidated financial statements.
(2)	As amended to reflect impact of subsequent years’ restatements.
(3)	Mining Revenue does not include amounts from Discontinued Operations.
;

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

The rights of Crystallex to develop the Las Cristinas 4, 5, 6 and 7 deposits (the “Las Cristinas Deposits”) are derived from: (a) a presidential decree which authorized the MEM to contract for the exploitation of the Las Cristinas Deposits and an agreement between the MEM and the CVG authorizing the CVG to enter into a mine operation agreement with a third party and (b) a mine operation agreement between

Back to Contents

the CVG and Crystallex dated September 17, 2002 (the “MOA”). Under the terms of the MOA, the administration of the Las Cristinas Deposits relating to gold, including its exploration, development, exploitation, commercialization and sale, has been granted exclusively to Crystallex as provided by the mining law of Venezuela. The CVG had previously entered into a mining contract with Minera Las Cristinas, C.A. (“MINCA”) to develop the Las Cristinas Deposits (the “MINCA Contract”). MINCA produced no gold and suspended its development activities on the Las Cristinas Deposits. As a result, the CVG noted MINCA in default of its agreement and subsequently terminated the MINCA Contract. Thereafter, the CVG entered into the MOA with Crystallex. (See Item 4D, “Information on Crystallex — Property, Plants and Equipment — Las Cristinas 4, 5, 6 and 7,” beginning on page 16.) MINCA has claimed that the cancellation of the MINCA Contract was illegal and has commenced legal actions in Venezuela disputing the CVG’s legal authority for cancelling the MINCA Contract and entering into the MOA. Crystallex cannot predict the outcome of the various MINCA legal actions or any impact that these actions could have on mining rights under the MOA, including whether these actions could lead to the termination of Crystallex’s rights under the MOA.

Should these rights under the MOA be terminated, Crystallex would be required to write off its carrying value in Las Cristinas, which was approximately $94 million as of December 31, 2003.

Crystallex’s mining rights are contractual and may be terminated in the event of breach of the MOA.

Under the MOA, and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas Deposits belongs to the Republic of Venezuela. The MOA does not transfer any property ownership rights to Crystallex, and the right of Crystallex to develop the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the MOA. (See Item 4D, “Information on Crystallex — Property, Plants and Equipment — Las Cristinas 4, 5, 6 and 7,” beginning on page 16.) Among other things, the MOA requires that Crystallex make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits; design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale; put into production the Las Cristinas mining project by May 16, 2004; and return the mine, its installations, and equipment to the CVG upon termination of the MOA. On March 8, 2004, the CVG, acting under its mandate from the MEM and as the authorized agency of the Republic of Venezuela, approved the full feasibility study for the Las Cristinas project including the development plan and timeline presented thereunder. Upon receiving such approval, Crystallex immediately commenced exploition of the Las Cristinas Deposits, as contemplated by Article 58 of the Venezuelan Mining Law and consistent with the provisions of the MOA, with the initiation of the first phase of the development. This included the granting of its EPCM contract, the commencement of geotechnical drilling, the filing of permit applications and the refurbishment of the mining camp. The right of Crystallex to develop the gold contained in the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the MOA. In the event of a breach of the MOA which was not cured by Crystallex, such breach could result in the CVG having the right to terminate the MOA.

Crystallex requires additional funding to develop its mining properties, and lack of funding may delay or reduce mining activities and may result in default in performance under and termination of the MOA.

Under the terms of the MOA, Crystallex is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the MOA. In order to develop the Las Cristinas project and its other mining projects, Crystallex will need to raise additional financing which may include one or more of non-recourse project debt, mezzanine debt and additional equity financing. (See Item 5, “Operating and Financial Review and Prospects — Financial Overview — Liquidity and Capital Resources,” page 39.) Given the fact that the MOA maintains ownership rights in the CVG, that Crystallex’s rights under the MOA are not assignable without consent, that a third party has filed court actions in Venezuela alleging that it has the right to mine the Las Cristinas Deposits, and the Las Cristinas Deposits are located in an area where mining rights may be restricted, sufficient additional financing may not be available to Crystallex. Crystallex currently has limited financial resources, and its failure to obtain such

Back to Contents

additional financing could result in the delay or indefinite postponement of the exploration and development of Crystallex’s mining projects and could lead to Crystallex defaulting under the MOA.

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

Crystallex’s loan facility requires that Crystallex maintain specific financial ratios and satisfy financial condition tests. Events beyond Crystallex’s control, including changes in general economic and business conditions, may affect Crystallex’s ability to satisfy these covenants, which could result in a default under this loan facility. If an event of default under this facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. The lender could also elect to enforce its security interest over substantially all property relating to Crystallex’s Tomi property, the Revemin mill and Crystallex’s share interest in El Callao Mining Corp.

Uncertainty of ore reserve estimates could lead Crystallex to allocate its capital to deposits which ultimately prove uneconomic and forego development of potentially significant deposits.

Crystallex’s business relies upon the accuracy of its determinations as to whether a given deposit has significant mineable minerals. Crystallex’s reported mineral reserves are only estimates. There is no certainty that the estimated mineral reserves will be recovered or that they will be recovered at the rates estimated. Mineral reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect Crystallex’s profitability in any particular accounting period. If Crystallex’s estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too much at what could be a less than an economical deposit or to fail to mine what could be a significant deposit.

Uncertainty with respect to title to remaining mineral properties may result in loss of mining rights without compensation for development expenditure.

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

Back to Contents

Gold price volatility may negatively impact Crystallex’s cash flow and profitability, cause an adjustment of its reserves and result in a reduction or suspension of its mining activities.

Gold prices historically have fluctuated widely and are affected by numerous external factors beyond Crystallex’s control. Between 1998 and 2003, the gold price fluctuated from a low of U.S.$253 to a high of U.S.$416. (See Item 4B, “Information on Crystallex — Business Overview — The Gold Market,” page 14.) On May 3, 2004, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$391.25 per ounce.

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

The profitability of Crystallex’s operations, its revenues and its cash flow as well as the market price of its common shares are significantly affected by changes in gold prices. If gold prices decline for a significant period below the cost of production of any or all of Crystallex’s operations, it may not be economically feasible to continue production at such properties. This would materially affect production, profitability and Crystallex’s financial position. A decline in the market price of gold may also require Crystallex to write-down the carrying value of its mineral reserves, which might have a material and adverse effect on its earnings and profitability. Should any significant writedowns in reserves be required, material writedowns of Crystallex’s investment in the affected mining properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if Crystallex discovers and produces commercial amounts of gold, gold prices may not be high enough for Crystallex to sell gold profitably.

Gold hedging activities may create risk of losses depending upon the price of gold, the ability of Crystallex to produce and deliver gold, and the performance of third party buyers.

Crystallex has entered into forward contracts and written call options to sell a portion of the gold that it anticipates it will produce at its mines. These contracts obligate Crystallex to sell the gold at a price set when it enters into the contract, regardless of the price when Crystallex actually produces the gold. Accordingly, there is a risk that the price of gold is higher at the time Crystallex produces the gold than when it enters into the contracts, so that Crystallex must sell the gold at a lower price than it could have received if it did not enter into the contracts. In addition, if Crystallex is not able to produce and deliver the amount of gold specified in the contracts, it may be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices or higher than Crystallex’s production costs. See Item 5, “Operating and Financial Review and Prospects — Financial Overview — Forward Sales and Written Call Options — Mark-to-Market (Fair Value),” pages 38-39. Further, in respect of the forward contracts, the entity contracting to buy the gold from Crystallex could default, which means that if the contract price is higher than the market price at the time of delivery, Crystallex will not likely be able to resell the gold at the higher price.

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

Back to Contents

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

Crystallex’s operations may also be affected by the presence of illegal miners (something which is not uncommon in the gold mining areas of the Guyana shield area of Venezuela). Although Crystallex, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, such presence could nevertheless hurt Crystallex’s mining operations.

Crystallex faces potential risks and uncertainties resulting from the location of its properties and operations in countries where political, governmental or other activities may disrupt its business, including property rights, exploration and mining activities and the movement of funds.

Political and related legal and economic uncertainty may exist in countries where Crystallex may operate. Crystallex’s mineral exploration and mining activities may be hurt by political instability and changes to government regulation relating to the mining industry. Risks of foreign operations may include political unrest, labor disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, changes to government regulation relating to the mining industry, foreign taxation, price and currency controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt Crystallex’s mineral exploration and mining activities, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Crystallex does not know what, if any, negative impact recent and ongoing political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labor strikes, will have on it in the future, particularly if these conditions were to continue for an extended period of time, and there can be no assurance that Crystallex’s operations would not be adversely affected.

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

Back to Contents

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

Crystallex’s operations at the Tomi mine and the Revemin Mill account for all of Crystallex’s current mineral production and revenue. (See Item 4B, “Information on Crystallex — Business Overview — Activity on the Mining Properties,” pages 13-14.) Any adverse development affecting these operations would significantly hurt Crystallex’s financial performance and results of operations.

Crystallex faces significant risks inherent in the production of gold, and the success and profitability of its operations is dependent upon its ability to manage and control these risks.

Crystallex’s actual production may vary from its estimates for a number of reasons, including:

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

Crystallex’s activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. (See Item 4.B, “Information on Crystallex — Business Overview — Government Regulation,” pages 14-15, and Item 5B, “Operating and Financial Review and Prospects — Regulatory and Environment Risks,” beginning on page 50.) Environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental laws provide for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such laws may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental laws are evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future laws and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Crystallex’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, Crystallex must comply with standards, laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Crystallex does not maintain environmental liability insurance.

Crystallex operations require additional permits and are subject to regulations. Compliance may involve significant costs or delays, and failure to comply may result in fines or suspension of its mining activities.

Government regulations significantly affect Crystallex’s mining operations. (See Item 4.B, “Information on Crystallex — Business Overview — Government Regulation,” pages 14-15.) Crystallex’s mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which Crystallex has properties regulates mining activities. Crystallex generally requires permits from authorities in these jurisdictions to authorize Crystallex’s operations. These permits relate to virtually every aspect of Crystallex’s exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Crystallex or its properties, which could significantly impact Crystallex’s current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time consuming process and Crystallex cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Crystallex from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

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

Crystallex’s Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may hurt Crystallex by restricting its ability to repatriate funds.

Back to Contents

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

Crystallex currently has outstanding two registration statements filed with the SEC in connection with the registration of securities of Crystallex issued in 2002 and 2003 in private placements. The registration statements are the subject of an ongoing “full review” by the SEC. As at the date of this Annual Report, these registration statements have not been declared effective by the SEC. As a result of this review, Crystallex could be required to revise the disclosure or restate the financial statements included in the registration statements or other reports (including this Annual Report) filed with the SEC.

Crystallex’s business depends upon a small number of key personnel, the loss of any of which might significantly impaire its business.

Crystallex’s business is dependent on retaining the services of a small number of key management personnel, namely Messrs. Bruce, Fung, Thomas, Rosiak, Ross and El-Alfy (See Item 6, “Directors, Senior Management and Employees,” beginning on page 46.) The success of Crystallex is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could significantly impair Crystallex’s ability in developing, exploring, acquiring, and funding mining properties. Crystallex does not maintain key employee insurance on any of its employees.

Crystallex has authorized for issuance a large number of shares, which if issued in significant amounts, could result in dilution of share ownership and a reduction in share price.

As at May 3, 2004, Crystallex has authorized the issuance of more than 28,568,905 common shares that have not yet been issued for payment of certain property purchases and related indebtedness, the exercise of stock options, finder’s fees, the exercise of warrants issued in private placements, placement agent’s fees for a private placement, and exercise of warrants issued for convertible notes and broker’s fees. Furthermore, Crystallex may issue additional common shares from time to time in the future. If Crystallex issues a substantial number of those new shares, it could substantially dilute the ownership interest of Crystallex’s current shareholders, based upon the 179,498,492 Crystallex shares outstanding as of May 3, 2004. In addition, given Crystallex’s average daily trading volume of approximately 767,900 shares on the American Stock Exchange (“AMEX”) (Consolidated Market) and approximately 724,275 shares on the Toronto Stock Exchange (“TSX”) for the period January 1, 2003 through April 30, 2004, the sale of these shares could provide enough selling pressure to depress the share price of Crystallex’s common shares.

Limited attendance at a shareholders’ meeting and minimum quorum requirements may result in a small number of shareholders taking votes binding upon all shareholders.

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

Back to Contents

Item 4 — Information on Crystallex

A.	History and Development of Crystallex

Background

Crystallex is a corporation that operates under the Canada Business Corporation Act (“CBCA”) and trades as a public company on the TSX and the AMEX under the symbol “KRY”. Crystallex was incorporated under the Company Act (British Columbia), Canada on May 22, 1984 under the name of “Petroflame International Resources Ltd.” In January 1991, Petroflame changed its name to Crystallex and consolidated its share capital by way of a five to one share rollback (reverse stock split). On January 23, 1998, Crystallex’s corporate existence was continued under the CBCA, thereby bringing Crystallex under the jurisdiction of the CBCA as if it was originally incorporated under the CBCA.

Crystallex is engaged in the production of gold and related activities including exploration, development, mining, and processing. It conducts these activities primarily through mineral concessions that it owns or controls in Venezuela. Crystallex is currently producing gold from the Tomi concession in Venezuela (which it acquired in July 2000 as part of its acquisition of Bolivar Goldfields A.V.V.’s assets in Venezuela). Ore from the Tomi concession is processed at Crystallex’s Revemin Mill in Venezuela (which it acquired in July 2000 as part of its acquisition of Bolivar Goldfields A.V.V.’s assets in Venezuela).

On September 17, 2002, Crystallex entered into the MOA with the CVG, acting under the authority of the MEM, under which Crystallex has been granted the rights to develop the Las Cristinas Deposits in the Municipality of Sifontes, Bolivar State, Venezuela. The MOA represents the culmination of a long-standing effort by Crystallex to obtain the mining rights for, and gain possession of, the Las Cristinas Deposits and provides to Crystallex the exclusive right to develop the Las Cristinas Deposits, including the commercialization and sale of gold.

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

The address of Crystallex’s principal and registered office is 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4, telephone number (416) 203-2448. Its agent for service of process in the United States is Lawrence W. Koltun, whose business address is 1146 19th Street, NW, Suite 250, Washington, DC 20036.

Back to Contents

Important Acquisitions and Divestitures Since January 1, 2000

In February 2001, Crystallex completed the acquisition of a controlling interest in Lo Increible, a 9,704 hectare pre-feasibility gold property located in Venezuela’s El Callao gold district. The acquisition was in the form of a share exchange take-over bid for the shares of El Callao Mining Corp. and the purchase of certain assets from its principal shareholder. Crystallex issued 2.4 million shares to acquire approximately 80% of the outstanding shares of El Callao Mining Corp. In addition, Crystallex paid US$7.6 million to purchase certain assets as well as El Callao Mining Corp. debt held by Bema Gold Corporation. (See Item 4.D, “Information on Crystallex — Property, Plants and Equipment — El Callao Properties — The Lo Increible Deposits.”)

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

Effective October 1, 2003, Crystallex sold to Uruguay Mineral Exploration Inc. (UME), an unrelated third party whose shares are listed on the TSX Venture Exchange, all of the shares of all companies holding Crystallex’s ownership interests in the San Gregorio mining operations in Uruguay. Although the San Gregorio mining operations had been by far Crystallex’s biggest producer of gold (producing between 66,000 and 72,000 ounces of gold in each of the past three years), Crystallex believed that the San Gregorio mine was nearing the end of its useful life and that it would be more appropriate to focus its energy and resources on its Venezuelan properties, and in particular the development of Las Cristinas.

Under the terms of the agreement, UME will pay Crystallex US$2 million in two equal installments, with the first installment due six months after closing (which Crystallex has received) and the second installment due twelve months after closing. Formal closing was completed on October 27, 2003. Crystallex also received a transfer of certain exploration drilling equipment, with an estimated value of US$600,000. In addition, UME paid approximately US$2.8 million to fund the closing out of all remaining San Gregorio gold forward sales commitments, (approximately 37,600 ounces), and through the Uruguayan companies purchased, assumed certain environmental, remediation, severance and closure costs which would have been incurred by Crystallex had it proceeded with the planned closure of its Uruguayan mining operations. The sale was completed through the transfer of the shares of Crystallex’s Uruguayan subsidiary companies which owned the mining assets. Crystallex recorded a non-cash $1.3 million loss as a result of this transaction.

B.	Business Overview

Activity on the Mining Properties

Crystallex is a Canadian-headquartered gold producer with operations and exploration properties in Venezuela. Cyrstallex’s principal asset is the Las Cristinas Deposits, located in southeastern Venezuela. Crystallex’s medium term goal is to become a low cost, intermediate size gold producer with production exceeding 350,000 ounces of gold per year. Crystallex aims to achieve this goal over the next few years through the development of the Las Cristinas Deposits. Crystallex has signed the MOA which authorizes the development and exploitation of Las Cristinas. Crystallex has completed a positive Feasibility Study for Las Cristinas, which was approved by the CVG on March 8, 2004 and has awarded the EPCM contract for the construction of an open pit mine and 20,000 tonne per day gold processing facility. Gold production from Las Cristinas is expected in early 2006. During the initial years of the project life, the mine is forecast to produce over 300,000 ounces of gold per year at a cash cost of US$144 per ounce. Crystallex has also completed various social development infrastructure projects as required under the contract and is providing ongoing employment and jobs training. (See “Property, Plants and Equipment — Las Cristinas 4, 5, 6 and 7.”)

Crystallex’s other principal mineral assets in Venezuela include the Tomi concession, the La Victoria concession and the Albino concession. In 2004, Crystallex plans to mine and process ore from open pit and

Back to Contents

underground mines on the Tomi concession, (see “Property, Plants and Equipment — The Tomi Concession.”). Crystallex is forecasting gold production of 50,000 ounces in 2004. Pending receipt of environmental permits, Crystallex also plans to commence the development of a small underground mine on the Albino concession during 2004, with production of 15,000-20,000 ounces of gold per year starting in 2005 (see “Property, Plants and Equipment — The Albino Concession.”). At the La Victoria open pit mine, operations have been suspended since the end of the third quarter of 2003 while Crystallex evaluates the Bio-Oxidation process in a pilot plant test for treating refractory ore and undertakes a drilling program aimed at increasing reserves (see “Property, Plants and Equipment — El Callao Properties — The Lo Increible Deposits.”).

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

The following table sets forth annual high, low, average and end of period afternoon fixing gold prices in U.S. dollars per troy ounce on the London Bullion Market (rounded to the nearest whole dollar):

	London P.M. Gold Fix price in U.S. dollars per ounce
Year	High	Low	Average

2004 (January to April)	427	403	407
2003	416	320	363
2002	349	278	310
2001	293	256	271
2000	313	263	271
1999	326	253	279

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

Back to Contents

Although Crystallex is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

During 2003, Crystallex was not aware of and had no notice of any material environmental incidents or material non-compliance with any applicable environmental regulations.

Review of Title to Properties

At the time that it acquires a mining property, Crystallex completes or causes to be completed due diligence on the property which, in the ordinary course, would include a review by local counsel of concession (title) rights, surface rights and mining contracts. Crystallex further obtains and relies upon detailed representations of vendors and, in some cases, legal opinions obtained from counsel for such vendors as a condition of closing. Crystallex has also customarily reviewed at the time of acquisition financing files and reports to lenders whose loans remain in place, in whole or in part, after acquisition. While such reports have been issued specifically to the lenders, they have provided support to Crystallex due diligence. Finally, since it has made some of its acquisitions through the purchase of shares (see, for example, the discussion in “Crystallex’s History and Development — Important Acquisitions Since January 1, 2000”), Crystallex has, prior to closing, had an opportunity to review in detail the records of the entity being acquired and interview key employees in respect of matters concerning title and mining contracts. However, despite these efforts, Crystallex can never be certain that it will have valid title to its mining properties (See Item 3, “Key Information — Risk Factors — Uncertainty with respect to title to remaining mineral properties may result in loss of mining rights without compensation for development expenditures.”)

C.	Organizational Structure

Crystallex operates its business either directly or through its subsidiaries. Its significant subsidiaries are as follows:

Name of Subsidiary	Country of incorporation or residence	Crystallex’s ownership and voting interest

Minera Albino C.A.	Venezuela	100%	(1)
El Callao Mining Corp	British Columbia (Canada)	80%
Mineras Bonanza, C.A. (Tomi mine)	Venezuela	100%	(1)
Revemin II C.A. (Revemin mill)	Venezuela	93%	(1)

(1)	Indirect subsidiary

The above table does not include Crystallex’s ownership interest in Las Cristinas 4 and 6 (see “Property, Plants and Equipment — Las Cristinas 4, 5, 6 and 7”) since Crystallex will develop the Las Cristinas gold deposits under the terms of its MOA with the CVG.

[text continues on next page]

Back to Contents

D.	Property, Plants and Equipment

	Summary of Property Data (1) as of December 31, 2003
Property	Acreage (Hectares)		Proven & Probable Reserves (2),(3)	Gold Price For Reserve Calculation US$ (4)	Contained Ounces	Stage/ Status	Date of Expected Production	Life of Reserves (5)

Las Cristinas 4,5,6,7 (CVG Contract)	4,000		246,000,000 tonnes @ 1.29 g/t	$325/oz	10,165,000	Development	2006	34 years

Albino Underground (Concession)	500		270,000 tonnes @ 12.0 g/t	$320/oz	104,400	Development	2005	5 years

Bolivar Goldfields:	500	(6)

Tomi Underground (Concession)			140,000 tonnes @ 15.2 g/t	$320/oz	68,400	Production/ Active	Current	3 years

Tomi Open Pit (Concession)			300,000 tonnes @ 4.6 g/t	$325/oz	43,900	Production/ Active	Current	2 years

El Callao (Lo Increible):	9,704

La Victoria (Concession)			1,215,000 tonnes @ 5.2 g/t	$325/oz	202,600	Production Temporarily Suspended	Current	Not determined

Lo Increible 2, 4(a), 4(b), 4(c), 4(d) (CVG Contract)			Not Applicable	Not Applicable	Not Applicable	Exploration	Not Determined	Not Determined

(1)
Does not include Crystallex’s interest in the Mineiro Concession, Knob Hill Property and other properties, the carrying value of which was written down to zero at year end 2002. Also does not include Crystallex’s interest in the Santa Elena, San Miguel and Carabobo concessions, the carrying value of which was written down to zero at year end 2003.

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

[CRYSTALLEX PROJECT LOCATION MAP OMITTED]

Back to Contents

LAS CRISTINAS 4, 5, 6 AND 7

On September 17, 2002, Crystallex entered into a MOA with the CVG, under which Crystallex has been granted the right to develop the Las Cristinas Deposits. The CVG is the state organization responsible for the development of all natural resources in Bolivar State, with the exception of oil, and has entered into the MOA with Crystallex acting under the CVG’s mandate from the MEM and as the authorized agency of the Republic of Venezuela.

Background

The MOA represents the culmination of a long-standing effort by Crystallex to obtain the mining rights for, and gain possession of, the Las Cristinas Deposits. Crystallex has for several years been involved in the enforcement of its title rights to the Las Cristinas 4 and 6 concessions. One of the obstacles to the enforcement of those rights was the MINCA Contract granted in 1992 by the CVG to MINCA, a joint venture company owned by the CVG and Placer Dome Inc. (“Placer Dome”) for the development of the Las Cristinas Deposits. In November 2001, the CVG cancelled the MINCA Contract. In March 2002, the MEM declared that the MINCA Contract was terminated and reassumed control of those mining rights. Although those actions did not have any effect on Crystallex’s title claim to the Las Cristinas 4 and 6 concessions, the result of those actions was that all assets impacted by the MINCA Contract reverted to the Republic of Venezuela. Under an agreement between the MEM and the CVG dated May 16, 2002, the CVG was authorized by the MEM to contract for the development and exploitation of the Las Cristinas Deposits and for the use of the related assets including reports, data and existing infrastructure. Crystallex was selected by the CVG as the party to develop the Las Cristinas Deposits and entered into the MOA with the CVG on September 17, 2002. Crystallex has been advised by its Venezuelan counsel that the MOA has been entered into in accordance with all applicable Venezuelan laws and under the authority granted to the CVG by the MEM. As the MOA provides Crystallex with all legal authority necessary to take possession of and develop the Las Cristinas Deposits, including the commercialization and sale of gold, it is no longer necessary for Crystallex to proceed with its various legal actions seeking to enforce its title rights to the Las Cristinas 4 and 6 concessions.

Mining Operation Agreement

The MOA provides Crystallex with the exclusive right to explore, design and construct facilities, exploit, process and sell gold from Las Cristinas. An official translated version of the MOA is available on Crystallex’s website, www.crystallex.com.

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

The principal provisions of the MOA include:

•	All reserves and production are for the account of Crystallex. However, the MOA does not transfer any property ownership rights to Crystallex.

•	Initial term of 20 years, with two renewal terms, each for ten years.

•	Compensation to the CVG consists of the following:

—	US$15 million (which was paid by Crystallex in the third quarter of 2002) for the use of reports, data and existing infrastructure.

—	A royalty based upon the value of monthly gold production as follows:

i.	a royalty of 1% at a gold price less than US$280 per ounce;

ii.	a royalty of 1.5% at gold prices from US$280 to less than US$350 per ounce;

Back to Contents

iii.	a royalty of 2% at gold prices from US$350 to less than US$400 per ounce; and

iv.	a royalty of 3% at gold prices greater than US$400 per ounce.

—	An Exploitation Tax, established by Venezuelan mining law and payable to the Republic of Venezuela, equivalent to 3% of the value of gold produced.

•
The CVG is responsible for obtaining all environmental and mining permits, with Crystallex providing any necessary technical information to support the permit applications. (Application and supporting studies have been filed by the CVG to obtain environmental and mining permits. Approvals are pending.)

•
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

•	Crystallex presented a full Feasibility Study to the CVG for its approval on September 10, 2003, in accordance with the MOA. The CVG approved the Feasibility Study on March 8, 2004.

•
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

•	Crystallex will supply performance bonds related to construction and labor obligations and to support compliance with environmental requirements.

•
Crystallex must provide and maintain until the start of commercial production a bond for the performance of its obligations under the MOA in an amount equal to approximately US$4.6 million. (The bond is in place.)

•
Crystallex will prepare and present to the CVG for approval annual production plans as well as plans of exploitation for the life of the Las Cristinas Deposits. The plans are to include volume of production and other pertinent aspects of development including environmental protection and security.

•
Should Crystallex fail to fulfill the annual production or grade average contemplated by the annual production plan for reasons other than as contemplated by the MOA or force majeure, Crystallex is required to compensate the CVG for lost profits (royalties) otherwise payable.

•	The CVG may terminate the MOA unilaterally in the event of the inactivity of the project for a period of one year without just cause.

•	Each party may terminate the MOA upon a breach of the MOA by the other party, subject to providing the other party with written notice of such breach and providing a 90 day curative period.

•	Crystallex’s annual production commitment will be based upon the annual production plan to be approved by the CVG.

•
Crystallex will be the sole employer of personnel at the project site, will be responsible for compliance with labor laws, and has agreed that at least 90% of the employees for the project will be Venezuelan.

•
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

Back to Contents

Las Cristinas Highlights

Location	•	Located in Bolivar State in southeast Venezuela, approximately 360 kms by paved highway from Puerto Ordaz, a major industrial city and port.
	•	Property is accessed by a 19 km road from the main highway.

Process	•	Open pit mining and conventional carbon-in-leach gold recovery.
	•	Initial processing rate of 20,000 tonnes per day.
	•	Excellent infrastructure with a 400 kV power line paralleling the main highway and a new substation constructed 6 kms from the project site.

Reserves	•	Proven and Probable reserves of 10.2 million ounces calculated at a US$325 per ounce gold price.

Work Progress	•	Positive feasibility completed September 2003. CVG approval of the Feasibility Study received March 8, 2004.
	•	Awarded an Engineering, Procurement and Construction Management contract to SNC-Lavalin in March 2004.
	•	EIS completed and formally submitted to the CVG and the Ministry of Environment and Natural Resources (MARN) on April 15, 2004.
	•	Ongoing infill drill program.
	•	Ongoing social development program, including jobs training and local infrastructure projects. Completed housing, sewerage, water treatment and road upgrade commitments under the MOA.

Path Forward	•	Detailed engineering has commenced.
	•	Planning for preliminary construction activities, including site clearing and road upgrading in the third quarter of 2004.
	•	Full construction to commence following receipt of permits, expected later in 2004.

Production Timeline	•	Production targeted to start in the first quarter of 2006.

Production Forecast	•	At 20,000 tonnes per day, for first five years gold production averages 311,000 ounces per year at an average total cash cost of US$144 per ounce. For the life of mine, production averages 266,000 ounces per year at an average total cash cost of US$196 per ounce.

Capital Cost Estimate	•	US$282 million (includes US$39 million of refundable VAT)

Financing Plan	•	Financing structure expected to be a combination of project debt and equity.
	•	Closed a C$115 million equity financing. Plan to raise the balance of the equity requirement later in 2004 or early 2005.
	•	BNP Paribas engaged as project finance debt advisor. Expect to close a project debt facility with a syndicate of commercial banks and possibly export credit agencies during 2005.

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

Back to Contents

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

Calculated at a US$325 per ounce gold price, Las Cristinas’ proven and probable reserves currently stand at 246 million tonnes, grading 1.29 grams of gold per tonne for a total of 10.2 million ounces of gold. Crystallex started an infill drill program during the first quarter of 2004 with the aim of upgrading some mineralized material to reserves.

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

Back to Contents

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

Pit	Reserve Category	Tonnes (000)	Average Grade (G/T)	Contained Ounces (X 000)

Conductora	Proven	36,620	1.38	1,625
	Probable	187,117	1.27	7,669
Mesones	Probable	21,922	1.24	871
Total	Proven	36,620	1.38	1,625
	Probable	209,039	1.27	8,540
Total	Proven & Probable	245,659	1.29	10,165

Gold Only Recovery Versus Gold/Copper Recovery

Superior project economics and a simplified processing flowsheet are the principal reasons supporting Crystallex’s decision to develop Las Cristinas with a CIL circuit to recover gold rather than incorporate both CIL and flotation circuits to recover copper and gold.

The decision was based upon a number of considerations including:

i.	The copper grade at Las Cristinas is very low. The average copper grade is 0.13%, which is lower than the copper grade of the tailings produced by most Chilean and Peruvian copper mines.

ii.
Crystallex’s proposed gold-only CIL plant is simpler to construct and operate than a gold/copper plant, which also requires two separate tailings facilities to accommodate its effluent discharges as compared to the one required for the CIL plant.

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

Back to Contents

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

Crystallex is building an outstanding and experienced project development team under Ken Thomas, the Company’s Chief Operating Officer. Ron Colquhoun and Barney Burke have recently joined Crystallex as Vice President of Technical Services and Corporate Manager, Projects respectively. Both joined from Barrick Gold Corp. and have extensive experience in managing project development and EPCM arrangements. In addition, John Binns has joined Crystallex as Vice President, Environment. John also previously worked for Barrick in Chile and his fluency in Spanish will greatly assist in implementing our environmental and social development programs. All of the above individuals worked with Ken Thomas for many years at Barrick Gold Corp.

Crystallex has forecast capital expenditures of approximately US$80 million on Las Cristinas during 2004.

Social Development Program

Crystallex is committed to employing the highest standards of corporate citizenship at Las Cristinas and recognizes the importance of developing a long term partnership with the local communities. Crystallex’s social development program for Las Cristinas is dedicated to supporting the communities near Las Cristinas with long term employment training, economic development, local infrastructure and health care. Crystallex has hired a Community Relations Director, based in Las Claritas, to oversee the implementation of the social development program. To date, Crystallex has spent approximately US$2.0 million on the Las Cristinas social development program.

A number of local infrastructure construction projects have been completed, including:

•	Thirty new homes were constructed for local residents.

•	Built and installed three new water treatment plants, inclusive of reticulation.

•	Built and installed two new sewage treatment plants and related sewerage network.

•	Upgraded and paved local community roads.

•	Continuing with the upgrading of the local medical centre and supplying of medicines on a monthly basis.

In addition, Crystallex employs over 125 local residents and is providing ongoing programs for technical assistance training and Crystallex is also funding and administering a scholastic scholarship program.

On January 26, 2004, the mayor of the Municipality of Sifontes and the Governor of Bolivar State presented Crystallex and the Las Cristinas Project with the “Orden (Order of) General Dimingos Sifontes —

Back to Contents

Primera Clase”. This annual award is the highest award bestowed by the Municipality and recognizes Crystallex’s contribution to the Municipality and its residents.

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

The EIS includes additional baseline studies carried out by Crystallex and various consultants. The baseline database has been updated in several areas: additional acid rock drainage testwork and initial cyanide destruction tests by SGS Lakefield, additional socio- economic surveys and a census of unauthorized small scale miners conducted by Proconsult of Venezuela.

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

[table begins on next page]

Back to Contents

Key project highlights comparing the 20,000 tpd and 40,000 tpd operations are tabled below:

	20,000 TPD	40,000 TPD

Reserves (1) (at $325 per ounce)	246 million tonnes @	297 million tonnes @
	1.29 g/t	1.17 g/t

	10.2 million ounces	11.1 million ounces

Mine Life	34 Years	21 Years
Strip Ratio	1.34	1.04
Metallurgical Recovery	89%	89%

Average Annual Production — Life of Mine	266,000	490,000
Average Annual Production — First Five Years	311,000	549,000

Average Cash Cost with Royalties — Life of Mine	$197/oz	$193/oz
Average Cash Cost with Royalties — First Five Years	$144/oz	$153/oz

Average Operating Cost — Life of Mine	$6.70/t ore	$5.97/t ore

Development Capital Cost	$243 million	$365 million
VAT Estimate	$39 million	$59 million

Cumulative Free Cashflow @ $325 Gold	$742 million	$745 million
Cumulative Free Cashflow @ $375 Gold	$1.2 billion	$1.2 billion

IRR @ $325 Gold Pre-Tax	13.8%	16.8%
IRR @ $325 Gold After-Tax	10.5%	12.1%

IRR @ $375 Gold Pre-Tax	19.4%	24.3%
IRR @ $375 Gold After-Tax	14.6%	17.5%

(1)
Mineral reserve estimates in the Feasibility Studies have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy, and Petroleum as adopted by the Canadian Securities Regulators in National Instrument 43-101 and also meet SEC Industry Guide 7 reserve definitions.

Financing Plan

Crystallex intends to finance the development of Las Cristinas with a combination of equity and project finance debt. Crystallex recently raised gross proceeds of C$115 million in a common share financing, with the majority of the proceeds budgeted for Las Cristinas. These proceeds, together with cash on hand, are sufficient to cover all required expenditures to advance project development into early 2005. To complete the financing for the development of Las Cristinas, Crystallex currently expects to issue equity or arrange other forms of financing later this year, or in early 2005, and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. Crystallex has engaged BNP Paribas (“BNPP”) as a project finance advisor to assist in the arranging and structuring of project finance debt for the development of Las Cristinas.

The Albino Concession

Company Interest and Authorizations

Crystallex controls 100% of the Albino concession. Crystallex is currently seeking the two permits required to conduct underground mining at Albino, namely the Land Use Permit and the Permit to Impact Renewable Natural Resources. A Land Use Permit was previously issued approving open pit mining at Albino; however, the permit needs to be revised to include underground exploitation as Crystallex’s current plan is to develop a small, high grade underground mine beneath the surface of the existing open pit.

Back to Contents

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

The main mineralized system, known as the La Conductora — Aguao 2 shear, is a 2 meter to 15 meter wide ductile-brittle zone of mineralization which has been traced by drilling over a strike length of 750 meters and to vertical depths of 250 meters. The mineralized system is open at depth and to the southwest.

Back to Contents

The shear zone, which dips moderately to the northwest, is developed near the contact between supracrustal rocks and dioritic intrusives. Gold mineralization within the northern portion of the shear zone occurs within a pervasively silicified, pyritized and carbonatized mylonite zone, locally cut by quartz veins and quartz-carbonate veinlets. The southern two-thirds of the shear zone are characterized by the presence of thick auriferous quartz veins within envelopes of mineralized schist. The highest gold values within the La Conductora-Aguao shear correlate with quartz- albite veinlets and pyrite content.

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

Ore Reserves

Ore reserves (proven and probable) estimated at December 31, 2003 using a $320 per ounce gold price are summarized below:

	Ore Tonnes	Grade	Contained
	(000’s)	(g/t)	Gold (ozs)

Proven	121	12.0	46,700
Probable	149	12.1	57,700

Total	270	12.0	104,400

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

Bolivar Goldfields Properties — The Tomi Mining Concession and Revemin Mill

The 500 hectare Tomi concession and the Revemin mill are the principal assets of Minera Bonanza S.A. Minera Bonanza is a wholly owned indirect subsidiary of Crystallex, acquired on July 27, 2000 from Bolivar Goldfields Ltd. Crystallex’s acquisition of Minera Bonanza also included 44,438 hectares of exploration land.

Back to Contents

The Tomi Concession

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

There are four adjoining deposits on the concession, namely Charlie Richards, Mackenzie, Milagrito and Fosforito. Mining commenced in 1998 at the Mackenzie open pit, and subsequent to Crystallex’s purchase of the concession in August 2000, mining has also been conducted in the Charlie Richards and Milagrito open pits. In 2001, Crystallex completed a 4,456 metre diamond drill program and Feasibility Study (completed by Mine Development Associates) which supported the development of an underground mine below the Charlie Richards pit. Over the course of 2002 and the first half of 2003, a small, high grade underground mine was developed and gold production commenced in the second half of 2003. Crystallex is currently mining the Mackenzie and Milagrito open pits and the Charlie Richards underground mine. Ore from the Tomi concession is trucked approximately twenty one kilometres to Crystallex’s Revemin mill for processing.

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

Ore Reserves

Ore Reserves (Probable) estimated at December 31, 2003 using a gold price of $320 per ounce for the underground reserves and $325 per ounce for the open pit reserves are summarized below:

	Ore Tonnes	Grade	Contained
	(000’s)	(g/T)	Gold (ozs)

Tomi Open Pits	300	4.6	43,900
Tomi Underground	140	15.2	68,400
(Charlie Richards)

The ore reserves for the underground portion of the Charlie Richards deposit were calculated by Mine Development Associates using a cutoff grade of 5.0 g/t Au. The ore reserves for the open pits were estimated using a cutoff of 1.8 g/t Au. For the open pit reserves, the data and model were verified by Dr. Luca Riccio, P. Geo., Consulting Geologist to Crystallex and the pit optimization was undertaken by Scott Hardy, P. Eng., Mine Development Associates.

Back to Contents

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

Gold production from the Tomi concession was 27,113 ounces in 2003, representing 77% of Crystallex’s Venezuelan gold production. At the end of the third quarter, mining of ore was temporarily suspended at the La Victoria mine and shifted entirely to the Tomi concession. As compared with La Victoria, the Tomi ore is higher grade and better gold recoveries are achieved as the Tomi ore does not have the refractory characteristics of the La Victoria ore. During 2003, gold recovery at Revemin from processing Tomi open pit ore averaged 88%, as compared with 68% recovery for La Victoria.

The Tomi deposits are forecast to account for almost all of Crystallex’s gold production in 2004. Mining will be conducted at the Milagrito and Mackenzie open pits and the Charlie Richards underground mine. Reserves at Milagrito are expected to be depleted during 2004 and at Mackenzie in early 2005. However, Crystallex has completed a drilling program at the Fosforito deposit and is presently analyzing results. It is Crystallex’s belief that the addition of reserves at Fosforito could extend the life of the Tomi open pits into late 2005.

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

Back to Contents

Revemin Mill Production

100% Basis	2003	2002	2001

Revemin Mill

La Victoria Ore Processed (tonnes)	89,025	326,572	297,000
Tomi Open Pit Ore Processed (tonnes)	247,644	27,998	122,000
Tomi Underground Ore Processed (tonnes)	11,070	0	0
Purchased Ore Processed (tonnes)	22,537	12,339	19,000
Total Ore Processed (tonnes)	370,276	366,909	438,000
Head Grade of Ore Processed (g/t)	3.51	3.0	3.4
Total Recovery Rate (%)	84%	79%	90%
Total Gold Recovered (ounces)	35,244	27,791	42,690

Venezuela — Costs (US$/ounce) (1)

Total Cash Cost Per Ounce Sold	$378	$346	$178
Cost Per Tonne of Ore Processed	$9.91	$10.50	$9.08

(1)	Ore from Tomi, La Victoria and purchased material is processed at Crystallex’s Revemin mill.

El Callao Properties — The Lo Increible Deposits

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

Location, Access, Infrastructure

The properties are located three kilometers north of El Callao and 15km south of Guasipati. Access to the claims is via the paved interstate highway and a number of subsidiary gravel roads. The project area lies partly in savannah and partly in low tropical rain forest at elevations in the 150m to 225m range.

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

In addition to the mineral deposit defined by this drilling, El Callao’s work led to the identification of several mineralized zones with potential for open pittable mineralization.

Back to Contents

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

Crystallex is currently undertaking a 7,500 meter drill program. A new reserve estimate and mine plan is expected to be completed upon completion of the drill program and the Bio-oxidation pilot plant program. (See Item 4D, “Property, Plants and Equipment, Las Cristinas 4, 5, 6 and 7 — Current Operations La Victoria.”)

Geology and mineralization

The Lo Increible project is located in the heart of the El Callao Greenstone belt gold producing region of Venezuela. The greenstone sequence consists of a volcano-sedimentary pile of Lower Proterozoic age comprised of a basal unit of basaltic rocks, a middle unit of intermediate to felsic volcanics, and an upper unit of clastic sediments. The main feature of the Lo Increible project is a major NNE to NE trending shear system which extends over a distance of 15km and contain numerous historical gold workings.

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

La Victoria is the largest deposit identified to date on the property. It consists of several stacked mineralized zones that dip 35° to the east and have been traced for 750 metres along strike. The main zone of mineralization (“Main Zone”) has an average true thickness of 20 metres and is characterized by a pinch-and-swell distribution of gold mineralization. La Cruz deposit consists of subparallel shear-hosted mineralized bodies dipping 60° to the southeast. The best developed zone within this deposit is 3m to 25m thick and has been traced for 600m along strike. El Tapon and La Sofia are rod-like deposits with average thicknesses of 9m to 12m. They have been traced 200m to 250m down-plunge. The La Loca deposit is a shallow dipping (35°), 5m to 10m thick mineralized zone with a known strike length of 100m. The El Extranjero deposit comprises two steeply dipping mineralized zones ranging in thickness from 2m to 20m. To date the deposit has been traced over 250m along strike and 120m down dip.

Ore Reserves (La Victoria Deposit)

Ore reserves (probable) at La Victoria estimated at December 31, 2003 using a gold price of $325 per ounce, are summarized below:

	Ore Tonnes	Grade	Contained
	(000’s)	(g/T)	Gold (ozs)

La Victoria	1,215	5.2	202,600

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

Back to Contents

Current Operations La Victoria

100% Basis	2003	2002	2001

La Victoria (51% Crystallex) (1),(2)
Tonnes Ore Mined2	86,078	333,857	260,098
Tonnes Waste Mined	461,163	937,949	613,210
Tonnes Ore Processed	89,025	326,572	297,000
Average Grade of Ore Processed (g/t)	2.84	2.8	3.1
Recovery Rate (%)	68%	76%	90%

Production (ounces)	5,564	22,548	26,504

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

Crystallex is currently evaluating the viability of constructing and operating a Bio-Oxidation plant at the Revemin mill. Fully evaluating the property’s economic viability requires a drilling program to be conducted to assess the size and grade of the La Victoria ore deposit and pilot plant testing of the Bio-Oxidation process. The drill program started in late March 2004. In addition, a bulk ore sample has been shipped to South Africa for BIOX pilot plant testing. Results should be available to undertake a comprehensive economic evaluation in the third quarter. Mining of ore was stopped in the last quarter of 2003, but waste stripping continues at a reduced rate. Full production will restart if a decision is made to proceed with the installation of a Bio-Oxidation plant. Crystallex has budgeted US$1.1 million for the drill program and pilot plant testing in 2004.

At year end 2003, Crystallex completed an economic valuation for La Victoria including capital and operating cost estimates for a Bio-Oxidation plant. It was determined that the current asset value was materially less than the net book value due to the limited reserves that exist at this point in time, (the drill program referred to above is now underway to determine the full extent of La Victoria’s reserve potential). Accordingly, Crystallex wrote-down the carrying value of La Victoria by C$18.8 million, reducing the carrying value to zero. As noted, a further property assessment will be conducted when an updated reserve estimate and Bio-Oxidation pilot plant results are available. Based on the positive bench scale Bio-Oxidation

Back to Contents

testwork and current geological interpretation, Crystallex believes La Victoria will be restored as a viable operation through the Bio-Oxidation process and a successful outcome of the reserve drilling program.

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

Item 5 — Operating and Financial Review and Prospects

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

2003 Highlights

•	Positive Feasibility Study for the Las Cristinas gold project completed by SNCL.

•
Strengthened senior management with the hiring of Todd Bruce as President and Chief Executive Officer and Ken Thomas as Chief Operating Officer. Closed the Vancouver office and consolidated Crystallex’s management and administrative operations at its new Toronto head office.

•	Received bids by year end for EPCM services for the development of Las Cristinas.

•	Reserves at December 31, 2003, of 10.6 million ounces of gold, including 10.2 million ounces at Las Cristinas.

•	Common share and special warrant financings in August and September 2003 raised gross proceeds of US$38.2 million. Cash at December 31, 2003, of $33.9 million.

•	Policy to become hedge free. Reduced gold contracts in 2003 by 25%, or 122,000 ounces. In 2004, plan to buy back additional contracts in an amount at least equivalent to gold production for the year.

•	Sold the San Gregorio mining interests and related assets in Uruguay.

•
Net loss for the year of $82.1 million, or ($0.70) per share, inclusive of a non-hedge derivative loss of $21.7 million, or ($0.18) per share and a non-cash write-down of mineral properties of $23.0 million, or ($0.20) per share.

Subsequent to Year-end

•
In January and February, further strengthened management by recruiting three senior project development executives: Ron Colquhoun as Vice President Technical Services; Barney Burke as Corporate Manager, Projects; and John Binns as Vice President Environment.

Back to Contents

•	On March 8, received approval of the Las Cristinas Feasibility Study from the CVG.

•	On March 25, awarded an EPCM contract to SNCL to provide services for the construction of Las Cristinas. The EPCM schedule is approximately twenty-four months. Detailed engineering has commenced.

•
Closed a common share financing of 28.75 million common shares at $4.00 per share for gross proceeds of $115 million. Net proceeds received of US$71.7 million will be used to fund the development of Las Cristinas.

•
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

The sale of the San Gregorio assets advanced Crystallex’s objective of reducing its gold hedge book. During 2003, Crystallex reduced its forward sales and call options sold by 122,000 ounces. This was accomplished through the San Gregorio sale, a buyback of 25,000 ounces of forward sales contracts and by delivering gold production into forward contracts. Crystallex had approximately 350,000 ounces of forward sales and call options sold at the end of 2003 at an average price of US$304 per ounce. During 2004, Crystallex intends to close additional contracts through financial settlements.

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

Back to Contents

approximately 35,200 ounces from the Venezuelan operations in 2003. In 2004, Crystallex expects to produce about 50,000 ounces of gold.

Crystallex’s cash position was further strengthened with the $115 million common share financing subsequent to year-end. These proceeds will allow Crystallex to advance with engineering, equipment purchasing and start development of Las Cristinas during 2004. The total financing requirement for Las Cristinas is estimated at approximately US$340 million, including US$39 million of refundable VAT, a cost overrun requirement to support our guarantee of a planned project debt financing, interest during the construction period and various financing fees. Currently, Crystallex expects to finance the construction of Las Cristinas with a combination of equity and project debt.

Financial Results Overview

	2003		2002		2001

Operating Statistics
Venezuela Gold Production		35,244		27,791		42,690
Uruguay Gold Production (1)		41,729		66,832		66,957
Total Gold Production (ounces)		76,973		94,623		109,647
Total Cash Cost Per Ounce Sold (2)(3)	US$	378	US$	346	US$	178
Average Realized Price Per Ounce (3)	US$	363	US$	310	US$	242
Average Spot Gold Price Per Ounce	US$	363	US$	310	US$	271

Financial Statistics (C$ Thousands)
Revenues (3)		$15,567		$13,318		$16,006
Cash Flow from Operating Activities (3)(4)		$(34,308)		$(4,549)		$4,318
Net Loss		$(82,054)		$(56,460)		$(42,552)
Net Loss per Basic Share		$(0.70)		$(0.67)		$(0.62)
Weighted Average Number of Common Shares Outstanding		118,309,198		84,441,287		69,117,738

(1)	Includes nine months production from San Gregorio in 2003. On the Financial Statements, San Gregorio is accounted for as a Discontinued Operation.
(2)	This is a non-GAAP measure. For an explanation of Total Cash Costs refer to the section of Non-GAAP measures.
(3)	From continuing operations only (excludes San Gregorio).
(4)	Includes Working Capital changes, before capital expenditures.

During 2003, Crystallex incurred a net loss of $82.1 million, or $0.70 per share as compared with a net loss of $56.5 million, or $0.67 per share in 2002. The larger net loss in 2003 was primarily attributable to a non-cash charge of $23.0 million for a write-down of mineral properties (of which $18.8 million relates to the La Victoria property), an increase in general and administrative expenses from $9.0 million to $22.4 million, and a foreign exchange loss of $4.5 million. The foreign exchange loss was due to the impact of the weakening of the U.S. dollar on Crystallex’s Canadian dollar obligations. These items were partially offset by a reduction in the non-hedge derivative loss to $21.7 million in 2003 as compared with a $34.8 million loss in 2002.

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

Back to Contents

expenses, cash used to reduce the gold hedge book and a greater use of cash related to working capital changes were the main reasons for a larger operating cash flow deficit in 2003.

Financing activities increased during 2003. Crystallex raised approximately $75 million during the year, primarily with special warrant financings. The financings in 2003 and the April 2004 common share financing for gross proceeds of $115 million have considerably improved Crystallex’s liquidity.

Income Statement

Production and Gold Sales Revenue

	2003	2002

Gold Production (ounces)
San Gregorio (1)	41,729	66,832
La Victoria	5,564	22,548
Tomi Open Pit	24,360	2,347
Tomi Underground	2,753	0
Purchased Material	2,567	2,896
Total	76,973	94,623

Total Cash Costs (US$/ounce)
San Gregorio	$276	$237
Venezuela	$378	$346
Company Average	$323	$269

(1)	Figures are for the nine months of 2003 that Crystallex owned San Gregorio.
(2)	Ore from Tomi, La Victoria and Purchased material is processed at Crystallex’s Revemin mill.

In 2003, Crystallex produced almost 77,000 ounces of gold, about 18,000 ounces less than the 95,000 ounces produced in 2002. The decrease was due to selling the San Gregorio mine at the end of the third quarter of 2003, although this was partially offset by higher gold production in Venezuela. Gold production in Venezuela was approximately 35,000 ounces in 2003, a 25% increase over the 28,000 ounces produced in 2002. There was a considerable improvement in operating performance during the final quarter of 2003, with gold production reaching 15,200 ounces, as compared with 4,300 ounces in the first quarter. This was attributable primarily to increasing mill throughput resulting from capital investments in equipment and spare parts, as well as from higher ore grades and gold recoveries. The Revemin mill operated at 98% of its 1,350 tonne per day capacity during the fourth quarter of 2003, up from only 55% in the first quarter of the year. Gold recovery, which average d 84% for the year, was 92% in the fourth quarter. The grade of ore processed at the Revemin mill during the fourth quarter averaged 4.2 grams per tonne, as compared with 3.5 grams per tonne for the full year and 3.0 grams per tonne in 2002.

Tomi

Tomi was Crystallex’s main producing concession in 2003, accounting for about 77% of Venezuelan production. Tomi produced 27,113 ounces in 2003, of which 24,360 ounces were from the Milagrito and Mackenzie open pit mines and the balance of 2,753 ounces were from the new Charlie Richards underground mine.

Almost all of Crystallex’s forecast gold production of 50,000 ounces in 2004 will come from the Tomi concession. Mining will be conducted at the Milagrito and Mackenzie open pits and the Charlie Richards underground mine. The open pit reserves at Tomi are forecast to be depleted during 2005.

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

Back to Contents

Crystallex has forecast capital expenditures of approximately US$2.0 million for the Tomi concession during 2004.

La Victoria

The La Victoria deposit contains a significant quantity of sulphide refractory ore, which results in low gold recoveries when processed at the Revemin mill, which is a conventional cyanide-in-leach plant. The recovery of gold from La Victoria ore averaged only 54% during the third quarter of 2003 and 68% for the first nine months of the year. As a consequence, the production of ore has been suspended at La Victoria while Crystallex assesses the viability of treating the refractory ore in a Bio-Oxidation circuit prior to cyanide leaching. Crystallex is currently conducting a Bio-Oxidation pilot plant test on a twenty tonne sample of ore from La Victoria. Due to a lack of capital in the past, data from previous drilling is insufficient to accurately confirm the full extent of La Victoria’s reserve potential. Consequently, an infill drill program is underway to better determine the size and grade of the deposit. Production will resume at La Victoria if the Bio-Ox idation process is technically viable and the project generates an acceptable economic return. A decision will likely be made in the third quarter of 2004.

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

Operating Expenses

Crystallex’s total cash costs of production include mining, processing, mine administration, royalties and production taxes and excludes corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs, exploration and reclamation accruals.

Crystallex’s cost of sales for 2003 were $16.2 million as compared with $15.2 million in 2002, as more ounces of gold were produced and sold in 2003 than in 2002. Gold sales from continuing operations were 30,632 ounces in 2003, as compared with 28,088 ounces in 2002. The total cash costs per ounce of gold sold from Venezuela was US$378 per ounce in 2003, however when gold production from discontinued operations (Uruguay) is included, Crystallex’s total cash costs were US$323 per ounce. Operating costs in Venezuela were high during the first nine months of 2003, particularly in the first quarter when they averaged US$460 per ounce. The high costs were primarily a result of low gold recoveries at La Victoria. Gold production improved materially by year end as mining was entirely conducted at the Tomi concession, which is higher grade and yields higher gold recoveries than experienced at La Victoria.

Back to Contents

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

G&A expenses in 2003 were approximately $13.4 million higher than in 2002. During the year Crystallex incurred unusual and one-time expenses in respect of: special one-time bonus payments to officers and directors related to the consummation of the Las Cristinas mining agreement; bonus and success fees paid to various Venezuelan litigation and other legal counsels; professional fees related to responding and satisfying questions raised during an ongoing regulatory review; successful completion of several financings and office closures with related consolidation costs. At least $5 million of such costs represent one-time expenditures. In addition, Crystallex has significantly added to its senior staff in contemplation of the commencement of the financing and construction of the Las Cristinas project, further increasing G&A expenditures. Crystallex anticipates that the level of G&A expenses for 2004 will approximate 2003 amounts less the one time charges discussed above.

The largest component of the $13.4 million increase was bonus payments, which were $2.9 million higher in 2003 as compared with 2002. Included in the $2.9 million increase are $1.3 million of special bonuses paid in September 2003 to management and directors of Crystallex and $1.1 million of success fees paid to Crystallex’s Venezuelan legal counsel, all as one-time payments specifically in recognition of their commitment of time and effort on behalf of Crystallex, over several years, in successfully consummating the Las Cristinas mining operation agreement. The payments were approved by an independent compensation committee of the Board of Directors. There will be no further bonuses paid to legal counsel, management, and directors relating to the consummation of the Las Cristinas mining agreement. There, however, may be future bonuses paid to these individuals based on different criteria.

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

Crystallex made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was mainly accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately US$74 per ounce or US$1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year-end, Crystallex’s contracted ounces represented just 3% of our reserves.

As tabled below, at December 31, 2003, Crystallex’s derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 224,169 ounces of call options sold at an average price of US$303 per ounce.

Back to Contents

	2004	2005	2006	Total

Fixed Forward Gold Sales (ounces)	43,430	42,430	39,996	125,856
Average Price (US$/ounce)	$300	$305	$310	$305
Written Gold Call Options (ounces)	127,237	94,932	2,000	224,169
Average Exercise Price (US$/ounce)	$298	$309	$348	$303
Total (ounces)	170,667	137,362	41,996	350,025
Average Price (US$/ounce)	$299	$308	$312	$304

Accounting for Derivative Instruments

Crystallex’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. Crystallex’s metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interests rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact Crystallex’s cash flow. Should Crystallex be unable to satisfy its commitments from gold production, it would be required to financially settle the underlying positions which will impact future cashflows, thereby reducing its cash position. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $19.4 million. In addition, realized losses of $2.3 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At December 31, 2003, the unrealized mark-to-market value of Crystallex’s gold forward sales and call options, calculated at a year end spot price of US$415 per ounce was negative $52.6 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year-end and does not represent an obligation for payment. Crystallex’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where Crystallex is unable to meet the obligations under the fixed forward sales or call options, Crystallex may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If Crystallex were to purchase gold in the market or settle the contracts financially, it would result in a reduction of Crystallex’s cash. The table below illustrates the cash requirement if Crystallex had to financially settle contract positions in excess of planned production. The analysis assumes, and Crystallex believes it is reasonably likely that, Crystallex proceeds with a Bio Oxidation operation at La Victoria and that the Albino mine is developed on schedule. The analysis excludes future Las Cristinas production. It also assumes Crystallex is unable to roll existing contracts to future periods. The December 31, 2003 spot gold price of US $415 per ounce is used.

US$ Millions	2004	2005	2006	Total

Total Ounces Committed	170,667	137,362	41,996	350,025
Planned Production	50,000	75,000	65,000	190,000
Excess Committed Ounces	120,667	62,362	NIL	183,029
Average Committed Price (US$/oz)	$299	$308	$312	$302	(1)
Average Assumed Spot Price (US$/oz)	$415	$415	$415	$415
Cash Required to Settle Excess Positions	$14.0	$6.7	NIL	$20.7

(1)	Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

Back to Contents

Crystallex cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

In the event that there is no production from the La Victoria and Albino mines, we estimate that the total ounces that we expect to produce in 2004 – 2006 would be reduced by approximately 81,000 ounces, thereby adding approximately $33.6 million to the cash required to settle our positions.

Write-Down of Mineral Properties

Crystallex annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and where the cash flows are less, a write-down to estimated fair value is recorded. In 2003, Crystallex incurred mineral property write-downs of $23.0 million. Management concluded that the undiscounted cash flow from currently estimated reserves at the La Victoria property, determined using a US$325 per ounce gold price and preliminary capital and operating cost estimates for a Bio-Oxidation plant, would be insufficient to recover the carrying value of the property. In accordance with Canadian GAAP, Crystallex wrote-down the value of the La Victoria property by $18.8 million, reducing the carrying value to zero. A lack of capital, in the past, prevented Crystallex from undertaking a comprehensive drill program to determine the full extent of La Victoria’s reserve potential. Crystallex is presently drilling at La Victoria and expects to have a revised reserve estimate during the third quarter of 2004. In addition, Crystallex will soon be conducting a Bio-Oxidation pilot plant test to confirm the amenability of the La Victoria ore to the Bio-Oxidation process.

The remaining $4.2 million balance of the $23.0 million of mineral property write-downs is related to various exploration properties, principally the Santa Elena property in Venezuela.

Liquidity and Capital Resources

Historically, Crystallex’s principal source of liquidity has been equity and equity-equivalent forms of financings as Crystallex’s operations have not generated sufficient cash to meet its operating requirements and planned capital expenditures. Crystallex anticipates capital needs of approximately US$350 million over the next two years, related to developing Las Cristinas and for capital projects at existing operations. In addition, over the same period, Crystallex forecasts cash requirements of between US$30 million to US$40 million to cover general and administrative requirements, debt service and operating cash flow deficits. Crystallex will continue to rely on the equity markets for meeting its commitments and planned expenditures and also intends to access the project debt finance market to meet a portion of the expected capital expenditures for the development of Las Cristinas.

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

Working Capital

At December 31, 2003, Crystallex’s working capital position improved significantly to $4.7 million from negative $19.5 million at December 31, 2002. The increase was due to common share and warrant financings during the third quarter of 2003, which raised aggregate gross proceeds of US$38.2 million. Crystallex’s cash position at December 31, 2003 was $33.9 million. Furthermore, the recent $115 million common share financing has considerably enhanced Crystallex’s liquidity.

Back to Contents

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

Crystallex expects to have a cash flow deficit of approximately US$15 million in 2004 as cash flow from the operations will be insufficient to fund general and administrative expenses, debt service and cash obligations related to Crystallex’s gold hedge book.

Investing Activities

Crystallex’s principal investing activities are for capital expenditures at its operations.

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

Back to Contents

In addition, common shares were issued during the year for the following main activities: on the exercise of warrants and special warrants (22.1 million shares); upon the conversion of convertible notes (17.0 million shares); for bank loan repayments (2.3 million shares); for legal fees (1.3 million shares) and for financial advisory fees (350,000 shares). Crystallex also issued warrants and special warrants during 2003 for the following main activities: 13.9 million warrants and special warrants issued for cash; 900,000 common share warrants issued for consulting fees and 450,000 warrants issued as part of the convertible note financing noted above. Payment of various fees in common shares during the first nine months of 2003 reflects Crystallex’s previous lack of liquidity. Equity financings since August 2003 (including the recent $115 million common share financing) have significantly improved Crystallex’s liquidity and it is now Crystallex’s inte ntion to use cash rather than common shares to meet its obligations.

Debt repayments were $2.1 million during 2003. At year end, Crystallex’s total debt outstanding was $9.7 million. The debt is a term loan with Standard Bank London Limited secured by certain of Crystallex’s assets (excluding Las Cristinas). The loan bears interest at approximately 2.5% over Libor with principal payments due semi-annually until 2006. Total debt was reduced from $34 million at year end 2002, principally by issuing common shares upon the conversion of convertible notes.

Contractual Obligations and Commitments

Crystallex’s contractual obligations and commitments are tabled below:

	2004		2005		2006

Scheduled Debt Repayments	US$	1,030,000	US$	4,400,000	US$	2,058,000
Operating Lease Obligations		$204,000		$208,000		$198,000

Precious Metal Contracts:
Fixed Forward Contracts		43,430 oz @ an average of US$300/oz		42,430 oz @ an average of US$305/oz		39,996 oz @ an average of US$310/oz

Call Options Sold		127,237 oz @ an average of US$298/oz		94,932 oz @ an average of US$309/oz		2,000 oz @ an average of US$348/oz

In addition, Crystallex has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, Crystallex’s only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

Outstanding Share Data

At May 3, 2004, 179,498,492 common shares of Crystallex were issued and outstanding. In addition, at April 12, 2004 options to purchase 10,234,000 common shares of Crystallex were outstanding under Crystallex’s option plan and warrants to purchase 18,334,905 common shares of Crystallex were issued and outstanding.

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

Back to Contents

site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

The key estimate utilized in the preparation of financial statements is the price of gold.

In determining the economic viability/carrying value of a mining project, we use an estimate of the gold price over the term of the project. That extimate as of December 31, 2003, is currently US$325 per ounce which is conservative and lower than the $400 per ounce spot price of gold. Should the price of gold fall below $325 per ounce and be sustained for an extended period of time a trend, we would have to amend the estimated gold price used in our valuation assumptions. In the circumstances where the estimated gold price was US$270 per ounce, we would write off the carrying value of the current properties.

Other estimates include:

Revenue, cashflow from operations and non hedge derivative gain/(loss) are determined utilizing the actual gold price at the date of the transaction. There is no impact from the estimated gold price on these amounts.

Crystallex currently is in compliance with existing legislation regarding site closures, remediation and reclamation obligations in Venezuela where it operates. We cannot determine what financial impact we would face if existing legislation or regulations change.

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

Back to Contents

contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as an unrealized non-hedge derivative loss/gain.

Non GAAP Measures

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Back to Contents

Total cash costs per ounce sold may be reconciled to our Statement of Operations as follows:

C$,000	2003		2002		2001

Operating Costs per Financial Statements		16,240,363		15,191,619		11,696,769

By-Product Credits		—		—		—

Reclamation and Closure Costs		—		—		—

Operating Costs for Per Ounce Calculation		16,240,363		15,191,619		11,696,769

Ounces Sold		30,632		28,088		42,690

Total Cash Cost Per Ounce C$	C$	530	C$	541	C$	274

Average Annual C$/US$ F/X Rate		1.40		1.57		1.55

Total Cash Cost Per Ounce Sold US$	US$	378	US$	346	US$	178

B.	Regulatory and Environmental Risks

Cyanide

Environmental considerations in Venezuela focus on the use and containment of cyanide bearing solutions (liquids) and cyanide bearing solid tailings. In order to apply effective remediation measures, it is important to understand some of the characteristics of cyanide:

•	Cyanide is a man-made substance consisting of nitrogen and carbon, commonly marketed as sodium cyanide (NaCN).

•	It is toxic and needs to be handled with care.

•	It is a fragile chemical compound (unstable in certain environments).

•	It is biodegradable, oxidizes rapidly and reverts back to its components of carbon which becomes carbon dioxide and nitrogen.

•	It is destroyed by ultraviolet light over time.

•	It is destroyed rapidly in an environment where the pH drops below 10.

•	Cyanide destruction plants, operate with a pH of 2 in order to destroy 95% of the cyanide in less than 1 hour.

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

Back to Contents

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

C.	Research and Development, Patents and Licenses, etc.

Not Applicable.

D.	Trend Information

Not Applicable.

E.	Off-balance Sheet Arrangements

Crystallex had no off-balance sheet arrangements as of December 31, 2003.

Back to Contents

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by Period

	Total	Less than 1	1-3	3-5	More than

Long-term Debt Obligations (See Note 7 to Notes to Financial Statements) Bank Loan	$9,708,750	$1,335,344	$8,373,406	—	—
Interest Payable (2)	$650,000	$350,000	$300,000	—	—

Operating Lease Obligations (See Note 14 to Notes to Financial Statements)	$906,000	$204,000	$564,000	$138,000	—

Precious Metal Contracts (1) (See Note 14 to Notes to Financial Statements)
(i) Fixed Forward Contracts	125,856 oz @ average US$305 per oz.	43,430 oz @ average US$300 per oz.	82,426 oz @ average US$307 per oz.		—

(ii) Written Call Options	224,169 oz @ average US$303 per oz.	127,237 oz @ average US$298 per oz.	96,932 oz @ average US$310 per oz.		—

Commodity Contract obligation	$40,576,869	$20,144,892	$20,431,977	—	—
Bonds Letter of Credit (See Note 15 to Notes to Financial Statements) Performance Bond	$4,750,000	Contingent	Contingent	Contingent	Contingent

(1)
Precious Metal Contracts are reflected in ounces and average price per ounce rather than as cash obligations, since the obligation will be settled by delivery of gold, by financial settlement, or by a combination thereof. Obligations may also be rolled forward to subsequent periods.

(2)	Based on LIBOR plus 2.5% as at December 31, 2003.

Item 6 — Directors, Senior Management and Employees

A.	Directors and Senior Management

In the following table and notes thereto is stated the name of each current Crystallex director and member of senior management, all offices of Crystallex now held by him, his business experience and principal occupation, the period of time for which he has been a director or member of senior management, and, for directors, other principal directorships:

Name and Office, Function or Position with Crystallex	Business Experience and Principal Occupation	Director since	Principal Directorships

Robert A. Fung (2) Toronto, Ontario, Chairman of the Board, Director	Employee Orion Securities, Inc.	December 3, 1996	Toronto Waterfront Revitalization Corporation; Stockhouse Media Corporation; El Cal-lao Mining Corp.

Todd Bruce (2)(4) Toronto, Ontario President, Chief Executive Officer and Director	President and Chief Executive Officer of Crystallex	September 22, 2003

Michael J. H. Brown (2)(3)(4) Toronto, Ontario, Director	Principal, Capital Markets Advisory	October 10, 2002	Queenston Mining Inc.; El Callao Mining Corp.

C. William Longden (1)(4) Toronto, Ontario, Director	Vice Chairman, Marshall, Macklin, Monaghan Limited	July 25, 2000	Marshall, Macklin, Monaghan Limited; El Callao Mining Corp.

Back to Contents

Name and Office, Function or Position with Crystallex	Business Experience and Principal Occupation	Director since	Principal Directorships

David I. Matheson (2)(3) Toronto, Ontario, Director	Counsel, McMillan Binch, LLP Barristers & Solicitors	July 25, 2000	Clarke Inc.; El Callao Mining Corp.

Harry J. Near (1)(5) Ottawa, Ontario, Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group	May 5, 1997	El Callao Mining Corp.

Marc J. Oppenheimer (2)(4) Leonia, New Jersey, Director	Director, Crystallex International Corporation	February 20, 1995	Net2Phone, Inc., First Choice Industries Ltd; El Callao Mining Corp.

Johan C. van’t Hof (1)(2)(4) Toronto, Ontario, Director	President, Tonbridge Corporation	March 12, 2004

Armando F. Zullo (2)(5) Vancouver, British Columbia, Director	President A.F. Zullo & Company Ltd	December 3, 1996	El Callao Mining Corp.

Daniel R. Ross Toronto, Ontario, Executive Vice President, Corporate Counsel, and Secretary	Executive Vice President, Corporate Counsel, and Secretary of Crystallex International Corporation	July 1, 2001

Dr. Sadek El-Alfy Seattle, Washington, Vice President — Operations	Vice President — Operations Crystallex International Corporation	February 1, 1997

Borden D. Rosiak Toronto, Ontario, Chief Financial Officer	Chief Financial Officer Crystallex International Corporation	September 1, 2002	Priszm Canadian Income Fund

Kenneth Thomas, Toronto, Ontario, Chief Operating Officer	Chief Operating Officer Crystallex International Corporation	April 1, 2003

(1)	Member of the Audit Committee
(2)	Member of the Finance and Risk Management Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Environmental, Health and Safety and Operations Committee
(5)	Member of the Nominating and Compensation Committee

All directors serve until the next Annual General Meeting of Crystallex unless they resign or are otherwise replaced by the shareholders of Crystallex. The following is a brief description of each of Crystallex’s directors and principal officers:.

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

Back to Contents

Todd Bruce, President and Chief Executive Officer. Mr Bruce has served as Crystallex’s President and Chief Executive Officer and a Crystallex director since September 22, 2003. Prior to joining Crystallex Mr. Bruce was President and Chief Operating Officer of IAMGOLD Corporation. Mr. Bruce is responsible for the overall administration of Crystallex and all elements of its business.

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

Marc J. Oppenheimer, Director. Mr. Oppenheimer served as Crystallex’s President and Chief Executive Officer and a Crystallex Board member from February 1995 until September 22, 2003, and as Crystallex’s Vice Chairman from September 22, 2003, until May 7, 2004. Prior to coming to Crystallex, he held executive positions at The Chase Manhattan Bank and Midlantic National Bank. Immediately before joining Crystallex, Mr. Oppenheimer was engaged in merchant banking activities and was a consultant to Crystallex.

Johan C. van’t Hof, Director. Mr. van’t Hof, a Chartered Accountant, is President and Principal of Toronto based Tonbridge Corporation. Prior to forming Tonbridge Corporation Mr. van’t Hof was Chief Operating Officer of Carter Group Inc from 2001 to 2003 and was a Partner and Managing Director of PriceWaterhouse Coopers Securities Inc from 1991 to 2001.

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

Dr. Sadek El-Alfy, Vice President — Operations. Dr. El-Alfy has more than 20 years of experience in mine management and operation. Prior to joining Crystallex in February, 1997, he was Vice President of Operations for Royal Oak Mines and previously was General Manager of the Iron Ore Company of Canada. He has a degree in mining engineering and received his doctorate from the University of London. Dr. El-Alfy directs and manages the mining operations of Crystallex and advises in acquisitions and exploration programs.

Back to Contents

Borden D. Rosiak, Chief Financial Officer. Mr. Rosiak joined Crystallex in May, 2002 and became Chief Financial Officer of Crystallex in September 2002. Prior to joining Crystallex, Mr. Rosiak was Chief Financial Officer of Dorset Partners, a private investment firm. From 1994 to 1999 he was Chief Financial Officer of Newcourt Credit Group, a global financial services company. Mr. Rosiak managed the capital structure of Newcourt, including numerous equity offerings as well as the financial and administrative operations. He also served as CFO of Toronto’s 2008 Olympic Bid committee. Mr. Rosiak is a Chartered Accountant and also holds a bachelor’s degree in Applied Sciences — Chemical Engineering. Mr. Rosiak manages and directs Crystallex’s financial administration.

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

Back to Contents

Summary Compensation Table for Executive Officers
(Unless Otherwise Indicated all Dollar Amounts are in Canadian Dollars)

									Long Term
									Compensation
		Annual Compensation							Awards

									Securites
						Other Annual			Under Options	All Other
Name and		Salary		Bonus (2)		Compensation			Granted (3)	Compensation
Principal Position	Year (1)	($)		($)		($)			(#)	($)

Robert A. Fung Chair of the Board	2003		NIL		$561,800		$520,000	(6)	620,000	NIL
	2002		NIL	US$	100,000		$180,000		55,000	NIL
	2001		NIL	US$	100,000		$180,000		205,000	NIL
					$350,000
Marc J. Oppenheimer Vice Chair of the Board	2003	US$	505,577	US$	425,000	US$	12,000	(4)	450,000	NIL
	2002	US$	449,996	US$	195,000	US$	11,000	(4)	40,000	NIL
	2001	US$	418,461	US$	195,000	US$	10,500	(4)	190,000	NIL
Todd Bruce President and Chief Executive Officer	2003		$138,267		NIL		$13,267	(7)	400,000	NIL
	2002		NIL		NIL		NIL		NIL	NIL
	2001		NIL		NIL		NIL		NIL	NIL
Kenneth G. Thomas Chief Operating Officer	2003		$233,100		$150,000		NIL		180,000	$50,000	(8)
	2002		NIL		NIL		NIL		NIL	NIL
	2001		NIL		NIL		NIL		NIL	NIL
Daniel R. Ross Executive Vice-President and Corporate Counsel	2003		$400,000		$345,000		NIL		230,000	NIL
	2002		$400,000		$178,024		NIL		50,000	NIL
	2001		$166,667		$83,333	US$	6,000	(5)	255,000	NIL
Dr. Sadek El-Alfy Vice-President Operations	2003	US$	222,000	US$	140,000	US$	1,800	(4)	200,000	NIL
	2002	US$	222,000	US$	25,000	US$	1,800	(4)	NIL	NIL
	2001	US$	222,000	US$	50,000	US$	1,800	(4)	65,000	NIL
Borden D. Rosiak Chief Financial Officer (September 2002 to present)	2003		$226,667		200,000		NIL		180,000	NIL
	2002		49,800		20,000		NIL		NIL	NIL
	2001		NIL		NIL		NIL		NIL	NIL

Notes:
(1)	12 months ended December 31, 2003, 2002 and 2001.
(2)	Bonuses are reported in the year in which they were earned, not the year in which they were paid.
(3)	Options for Common Shares granted during the year.
(4)	Matching contribution made by Crystallex to the Named Executive Officer’s 401(k) plan.
(5)	Director’s honorarium.
(6)
Fees paid to Osprey Capital Partners, a partnership in which Mr. Fung is a partner. The fees were paid for financial and investment banking services provided by Mr. Fung, unrelated to his role as Chair of the Board, and by other partners of Osprey Capital Partners.

(7)	Consulting fees paid to Mr. Bruce for the period September 1, 2003 to September 21, 2003.
(8)	Relocation allowance.

Back to Contents

Stock Options

The following table sets forth information concerning option grants during 2003 to Crystallex’s executive officers as at December 31, 2003:

Option Grants During the Year Ended December 31, 2003

					Market Value
			% of Total		of Securities
	Securities		Options		Underlying
	Under		Granted to	Exercise or	Options on the
	Option (1)(3)		Employees in	Base Price	Date of Grant	Expiration
Name	(#)		Year (2)	($/Security)	($/Security)	Date

Robert A. Fung	525,000		14.9%	$3.00	$3.00	August 10, 2013
	45,000		1.3%	$1.90	$1.90	June 26, 2013
	50,000		1.4%	$2.14	$2.14	January 14, 2013

Marc J. Oppenheimer	375,000		10.6%	$3.00	$3.00	August 10, 2013
	25,000		0.7%	$1.90	$1.90	June 26, 2013
	50,000		1.4%	$2.14	$2.14	January 14, 2013

Todd Bruce	400,000	(4)	11.3%	$3.03	$3.03	October 1, 2008

Kenneth G. Thomas	80,000		2.3%	$3.00	$3.00	August 10, 2008
	100,000		2.8%	$1.31	$1.31	April 30, 2008

Daniel R. Ross	180,000		5.1%	$3.00	$3.00	August 10, 2013
	50,000		1.4%	$2.14	$2.14	January 14, 2013

Dr. Sadek El-Alfy	150,000		4.2%	$3.00	$3.00	August 10, 2008
	50,000		1.4%	$2.14	$2.14	January 14, 2008

Borden D. Rosiak	80,000		2.3%	$3.00	$3.00	August 10, 2008
	50,000		1.4%	$1.90	$1.90	June 26, 2008
	50,000		1.4%	$2.14	$2.14	January 14, 2008

Notes:
(1)	Options for Common Shares.
(2)	Includes the options granted to the Named Executive Officers and employees who are not directors.
(3)	Unless otherwise indicated, all options are exercisable immediately upon issuance.
(4)	The options granted to Mr. Bruce vest at the rate of one-third per year on the anniversary of the date of grant.

The following table sets forth information concerning the value realized upon the exercise of options during 2003 and the value of unexercised options held by Crystallex’s executive officers as of December 31, 2003:

Back to Contents

Aggregated Option Exercises During the Year Ended December 31, 2003
and Financial Year-end Option Values

	Securities	Aggregate			Value of Unexercised
	Acquired on	Value	Unexercised Options		in-the-Money Options
Name	Exercise (#)	Realized	at Year-End (#)		at Year-End

			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert A. Fung	NIL	NIL	2,422,500	NIL	$3,931,150	NIL
Marc J. Oppenheimer	NIL	NIL	2,295,000	NIL	$3,972,100	NIL
Todd Bruce	NIL	NIL	NIL	400,000	NIL	$188,000
Kenneth G. Thomas	NIL	NIL	180,000	NIL	$259,000	NIL
Daniel R. Ross	NIL	NIL	740,000	NIL	$867,250	NIL
Dr. Sadek El-Alfy	NIL	NIL	285,000	NIL	$254,250	NIL
Borden D. Rosiak	NIL	NIL	180,000	NIL	188,000	NIL

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

Crystallex’s directors received the following options during 2002 (in addition to the options listed above for executive officers that are also directors):

Name	Number of Options	Price (CDN. $)	Expiry Date

Michael J. H. Brown	80,000	$1.90	June 26, 2013

C. William Longden	30,000	$1.90	June 26, 2013

David I. Matheson	45,000	$1.90	June 26, 2013

Harry J. Near	180,000	$3.00	August 10, 2013
	50,000	$1.90	June 26, 2013

Armando F. Zullo	25,000	$1.90	June 26, 2013

Directors will continue to be paid market value for special projects in which they are engaged on behalf of Crystallex, such as legal or investment work, etc. See Item 7.B — Major Shareholders and Related Party Transactions — Related Party Transactions.

C.	Board Directors

Each member of Crystallex’s Board of Directors serves for a one year term and is subject to election at Crystallex’s Annual General Meeting. Crystallex’s next Annual General Meeting is scheduled to be held on June 1, 2004. See Item 6.A for the period during which Crystallex’s current directors have held their office.

Back to Contents

No Crystallex director, except for Robert A. Fung, the Chairman of the Board of Directors, Todd Bruce, Crystallex’s President and Chief Executive Officer, and Marc J. Oppenheimer, Crystallex’s former President and Chief Executive Officer, has a contract or agreement with Crystallex or any of its subsidiaries providing for benefits upon termination of employment with Crystallex. The Crystallex Board has approved a compensation continuation plan protecting management employees in the event of termination of employment upon the sale of Crystallex or a change in control of Crystallex.

Corporate Governance

Crystallex is

•	incorporated under the Canada Business Corporations Act;

•	a reporting issuer under the securities laws of the Provinces of Ontario, British Columbia, Alberta, Quebec, Nova Scotia and Newfoundland and Labrador; and

•	a reporting foreign private issuer with the United States Securities and Exchange Commission.

The Common Shares of Crystallex are listed on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Attached to this Circular as Exhibit 12.3 is a copy of the Corporate Governance Statement of Crystallex (the “Statement”). The Statement was approved by the Board of Directors on April 15, 2004. The corporate governance practices described in the Statement have been developed taking into account recent and proposed changes in corporate governance standards applicable to Crystallex in Canada and the United States. Crystallex believes that its corporate governance practices comply with the guidelines of the TSX and the rules of the AMEX currently applicable to it. As noted in the Statement, the Board has resolved that, commencing with the annual general meeting of shareholders of Crystallex to be held in 2005, a majority of the directors will be independent.

D.	Employees

Crystallex Employees (Full-time and Part-time)
As of December 31, 2003

Location	2003	2002	2001

Canada	9	6	4

United States	45	4	4

Uruguay	0	170	164

Venezuela	300	300	198

Approximately 90 of Crystallex’s employees at its Tomi mine and Revemin mill are unionized. Crystallex believes that it has good relationships with its employees, including its unionized employees.

E.	Share Ownership

The following table sets forth the number of Crystallex common shares beneficially owned as of May 3, 2004, by each of Crystallex’s directors and executive officers, and information concerning options to purchase common shares each of such persons owns. All dollar amounts shown in this table are in Canadian dollars unless otherwise noted.

Back to Contents

	Shares Beneficially Owned			Options
		Percent of
		Out-
		Standing
Name	Amount (1)	Shares (2)	Number	Exercise Price	Expiration Dates

Robert A. Fung	19,500	1.36%	2,422,500	$1.00 — $3.00	11/13/05 — 08/10/13
Todd Bruce	16,100	*	400,000	$3.03	10/01/08

Michael Brown	8,546	*	80,000	$1.90	06/26/13

C. William Longden	81,114	*	226,500	$2.20 — $2.25	08/08/10 — 06/26/13

David I. Matheson	13,779	*	290,000	$1.75 — $2.25	08/08/10 — 06/26/13

Harry J. Near	126,454	*	705,000	$1.00 — $3.00	11/07/07 — 08/10/13

Marc J. Oppenheimer	279,910	1.43%	2,295,000	$1.00 — $3.00	11/13/05 — 08/10/13

Johan van’t Hof	NIL	NIL	NIL	NIL	NIL

Armando F. Zullo	53,102	*	265,000	$1.41 — $2.27	06/26/07 — 06/26/13

Daniel R. Ross	128,391	*	740,000	$1.50 — $3.00	11/07/07 — 08/10/13

Dr. Sadek E. El-Alfy	32,000	*	285,000	$2.00 — $3.00	11/13/05 — 08/10/13

Borden Rosiak	NIL	*	180,000	$1.90 — $3.00	01/14/08 — 08/10/08

Kenneth Thomas	NIL	*	180,000	$1.31 — $3.00	04/30/08 — 08/10/08

*	Less than 1% of common shares outstanding as of May 3, 2004.
(1)	Information on Common Shares beneficially owned is not within the knowledge of the management of Crystallex and has been furnished by the respective persons.
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

Crystallex is authorized to issue to its officers, directors, employees, and consultants options to acquire an aggregate of up to 13,500,000 common shares under its Incentive Share Option Plan that it adopted in 1997 and amended in 1998, 2000, 2001, 2002 and 2004 the latter amendment requiring shareholder approval at Crystallex’s Annual General Meeting scheduled for June 1, 2004. As of May 3, 2004, there were 1,812,792 options available for issuance under the Option Plan, subject to shareholder approvals noted above.

Employment Contracts

Crystallex has entered into employment agreements with each of the Named Executive Officers other than Dr. El-Alfy.

Mr. Fung’s agreement sets out the terms on which Mr. Fung will act as Chair of the Board of Directors. The agreement is effective January 1, 2004. Under the agreement, Mr. Fung is entitled to receive annual compensation of $180,000 and, unless otherwise determined by the Board, a minimum annual bonus of US$100,000. He is also eligible for an additional annual bonus, based on performance, in the discretion of the Board. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Fung ceases to be Chair of the Board, Mr. Fung is entitled to receive a lump sum payment equal to three times his annual compensation including the minimum bonus.

Mr. Oppenheimer’s agreement sets out the terms on which Mr. Oppenheimer will act as President and Chief Executive Officer of Crystallex. The agreement is effective March 6, 2000. Under the agreement, Mr. Oppenheimer is entitled to receive an annual salary of US$390,000 as well as a benefits package. In addition, he is entitled to negotiate an annual bonus incentive plan with Crystallex. Mr. Oppenheimer’s incentive plan provides for the grant to him of such number of options to purchase Common Shares as the Board of Directors deems appropriate. If there is a change of control of Crystallex, Mr. Oppenheimer is entitled to receive a lump sum payment equal to three times his annual salary, bonus and benefits. Mr. Oppenheimer and

Back to Contents

Crystallex have agreed to terminate Mr. Oppenheimer’s agreement effective April 1, 2004. Mr. Oppenheimer ceased to be Vice Chair of the Board on April 1, 2004 but remains a director of Crystallex.

Mr. Bruce’s agreement sets out the terms on which Mr. Bruce will act as President and Chief Executive Officer of Crystallex. The agreement is effective September 22, 2003. Under the agreement, Mr. Bruce is entitled to receive an annual salary of $500,000 and participate in Crystallex’s benefit program. He is also eligible for an annual bonus, based on performance, in the discretion of the Board of Directors. At the time of his employment, Mr. Bruce received 400,000 options under Crystallex’s Share Option Incentive Plan. The options vest at the rate of one-third per year on the anniversary of the date of grant. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Bruce ceases to be President and Chief Executive Officer, Mr. Bruce is entitled to receive a lump sum payment equal to three times his annual salary and a continuation of his benefits for a period of three years. Also, all of his unvested options will vest immediately.

Mr. Thomas’ agreement sets out the terms on which Mr. Thomas will act as Chief Operating Officer of Crystallex. The agreement is effective April 1, 2003. Under the agreement, Mr. Thomas is entitled to receive an annual salary of $300,000 and an annual bonus of $50,000 and participate in Crystallex’s benefit program. He is also eligible for an additional annual bonus, based on performance, in the discretion of the Board. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Thomas ceases to be Chief Operating Officer, Mr. Thomas is entitled to receive a lump sum payment equal to two times his annual salary and a continuation of his benefits for a period of two years.

Mr. Ross’ agreement sets out the terms on which Mr. Ross will act as Executive Vice-President and Corporate Counsel of Crystallex. The agreement is effective July 1, 2002. Under the agreement, Mr. Ross is entitled to receive an annual salary of $400,000 and participate in Crystallex’s benefit program. In addition, he is entitled to negotiate an annual bonus. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Ross ceases to be Executive Vice-President and Corporate Counsel, Mr. Ross is entitled to receive his annual salary, bonus and benefits for a period of three years or until the termination date of his agreement (December 31, 2006, subject to renewal), whichever is greater.

Mr. Rosiak’s agreement sets out the terms on which Mr. Rosiak will act as the Chief Financial Officer of Crystallex. The agreement is effective the 3rd day of September, 2002. Under the agreement, Mr. Rosiak is entitled to receive an annual salary of $265,000 and participate in Crystallex’s benefit program. He is also eligible for an annual bonus, based on performance, in the discretion of the Board. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Rosiak ceases to be Chief Financial Officer, Mr. Rosiak is entitled to receive a lump sum payment equal to two times his annual salary and a continuation of his benefits for a period of two years.

Item 7 — Major Shareholders and Related Party Transactions

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

(c)	None of Crystallex’s shareholders have different voting rights.

Back to Contents

Name and Address (1)	No. of Common Shares	Percentage of Outstanding Common Shares (2)

Cede & Co.	101,299,515	56.4%
Box 20
Bowling Green Station
New York, New York 10274

CDS & Co.	58,067,708	32.3%
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

The shareholder records of Crystallex’s transfer agent, CIBC Mellon Trust Company, indicate that as of May 3, 2004, there were a total of 424 United States shareholders and institutions holding 114,502,043shares, which holdings represented approximately 68% of Crystallex’s then outstanding non-escrowed common shares.

As of the date of filing this annual report, Crystallex’s senior management knows of no arrangements, the operation of which may at a subsequent date result in a change in control of Crystallex.

B.	Related Party Transactions

During 2003, Crystallex entered into the following material transactions with related parties:

Legal Fees

•
Gomez Cottin & Tejera-Paris: Gomez Cottin & Tejera-Paris are Crystallex’s Venezuelan legal counsel. For a portion of 2003, Gomez Cottin & Tejera-Paris were considered a related party as Enrique Tejera-Paris, a principal of Gomez Cottin & Tejera-Paris, was a member of the Board of Directors of Crystallex. For the portion of the year that Gomez-Cottin & Tejera was a related party, they were paid $3,895,582 for providing legal advice to Crystallex.

•
McMillan Binch LLP: McMillan Binch LLP provides legal services to Crystallex. David Matheson is counsel to McMillan Binch LLP and is a member of the Board of Directors of Crystallex. During 2003, McMillan Binch LLP was paid $484,896 for providing corporate legal services to Crystallex.

Management and Consulting Fees

•
Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided advisory services to Crystallex during 2003, and of which Mr. Robert Fung is an employee. He is Chairman of the Board of Directors of Crystallex. During 2003, Orion was paid $1,196,000 for advisory services (the payment was made in shares and warrants of Crystallex).

Back to Contents

•
Osprey Capital Partners: During 2003, Crystallex paid $520,000 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung, which advice was unrelated to his role as Chairman of Crystallex.

•
Riccio Consulting: Dr. Luca Riccio is the Vice President, Exploration for Crystallex. He is paid under a consulting arrangement for his services and in 2003 his company, Riccio Consulting, received payments of $214,018.

•
Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and he is a member of the Board of Directors of Crystallex. During 2003, Crystallex paid $160,000 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to Crystallex.

Directors Remuneration

•	Robert Fung: During 2003 Mr. Fung was paid $561,800, which was a one-time special bonus in recognition of Mr. Fung’s contribution over the years to successfully securing the Las Cristinas properties.

•
Harry Near: Harry Near is a member of the Board of Directors of Crystallex. During 2003 Mr. Near was paid $145,000, which was a one-time special bonus in recognition of Mr. Near’s contribution over the years to successfully securing the Las Cristinas properties.

•	David Matheson: David Matheson is a member of the Board of Directors of Crystallex. During 2003, Mr. Matheson was paid $75,000 for additional time and services as Chairman of the Audit Committee.

During 2002, Crystallex entered into the following transactions with related parties:

(a)
Paid mineral property acquisition costs and expenses of $38,455,081 (2001 — $4,651,220; 2000 — $12,643,590) directly, or on behalf of Ventures (Barbados) Ltd, a wholly owned subsidiary, including fees of $13,144,975 in 2002 (2001 — $3,129,283, 2000 — $2,753,031), to the Venezuelan law firm of Gomez Cottin & Tejera Paris to assist Crystallex in acquiring the rights to Las Cristinas. Enrique Tejera-Paris, a Crystallex director through June 2003 (see “Management — Directors and Senior Management”), is the father of one of the members of Gomez Cottin & Tejera Paris. The fees and expenses that Crystallex paid to that law firm included fees and expenses for the legal and professional services of other lawyers and professionals in Venezuela who were retained by Gomez Cottin & Tejera Paris to assist in Crystallex matters.

(b)
Paid or accrued consulting and management fees (including directors’ fees) in an aggregate amount of $606,249 (2001 — $665,835, 2000 — $619,530) to Messrs. Armando Zullo ($18,668), Michael Brown ($9,478), Gordon Thompson ($18,668), Harry Near ($28,145), David Matheson ($28,145), and to William Longden ($28,145), each of whom is a Crystallex director, Poseidon Financial Partners, an entity affiliated with Robert Fung (Crystallex’s Chairman), Borden Rosiak, Crystallex’s Chief Financial Officer, and Riccio Geoconsulting, an entity controlled by Luca Riccio (Crystallex’s Vice President of Exploration). See “Management — Compensation.” Included in this amount is a $215,000 consulting fee paid to Riccio Geoconsulting, an $180,000 management fee paid to Poseidon Financial Partners, and an $80,000 management fee paid to Mr. Rosiak. All noted payments were made on normal commercial terms and were no less favorable to Cr ystallex than Crystallex could have received from unaffiliated third parties.

(c)
Paid or accrued legal fees of $23,815 (2001 — $431,908, 2000 — $485,674). For the year 2002, the fees relate to the law firm of McMillan Binch LLP. David Matheson, counsel to that law firm, is a Crystallex director. In the years 2001 and 2000, the fees were paid to the law firm of McCarthy Tetrault, of which Daniel Ross, a Crystallex director, was a partner of during 2000 and part of 2001. The amounts charged to Crystallex for the services provided have been

Back to Contents

determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

C.	Interests of Experts and Counsel

Not applicable.

Item 8 — Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Information

Crystallex’s consolidated financial statements are stated in Canadian dollars ($Cdn.) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

Audited financial statements for the fiscal years ended December 31, 2003, 2002, and 2001 are included herewith, together with the auditor’s reports for each of these periods.

Legal Proceedings

See “Item 4.D. — Risk Factors — Las Cristinas Properties — Court actions by MINCA allege that it has the right to mine the Las Cristinas properties, which actions, if successful, might remove the legal authority under which the CVG granted to Crystallex the administration of the Las Cristinas properties” and “— The Las Cristinas Deposits are located in an area where mining activities may be restricted, thereby impairing the ability of Crystallex to exploit the Las Cristinas Deposits.”

Dividends

Crystallex’s Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the forthcoming fiscal year.

B.	Significant Changes

None.

Item 9 — The Offer and Listing

A.	Offer and Listing Details

(4)
Crystallex’s common shares trade on The Toronto Stock Exchange and on the American Stock Exchange under stock symbol “KRY”. The tables below are based on information obtained from The Toronto Stock Exchange and from the American Stock Exchange:

Back to Contents

The Toronto Stock Exchange
Prices in Canadian Dollars

	Fiscal Year Ended
	2003	2002	2001	2000	1999

High	4.48	3.85	3.45	4.25	2.50

Low	1.00	1.89	0.99	1.19	0.74

	Fiscal Quarter Ended
		March 31	June 30	Sept. 30	Dec. 31

2004	High	5.00
	Low	3.15
	Close	4.02

2003	High	2.44	2.86	4.48	4.15
	Low	1.25	1.00	2.01	2.90
	Close	1.46	1.88	3.10	3.50

2002	High	3.30	3.79	3.85	3.61
	Low	2.53	2.10	2.02	1.89
	Close	3.15	2.71	3.72	2.33

	Month Ended
	April	March	February	January	December	November
	2004	2004	2004	2004	2003	2003

High	4.20	5.00	3.98	3.87	4.00	4.15
Low	3.05	3.75	3.15	3.15	3.05	3.40

The American Stock Exchange Prices in U.S. Dollars

	Fiscal Year Ended
	2003	2002	2001	2000	1999

High	3.25	2.46	2.20	2.81	1-3/4
Low	0.69	1.21	0.68	0.75	1/2

	Fiscal Quarter Ended
		March 31	June 30	Sept. 30	Dec. 31

2004	High	3.75
	Low	2.36
	Close	3.07

2003	High	1.55	2.15	3.25	3.20
	Low	0.85	0.69	1.38	2.17
	Close	1.04	1.39	2.31	2.76

2002	High	2.10	2.46	2.46	2.30
	Low	1.59	1.26	1.28	1.21
	Close	1.99	1.79	2.29	1.46

	Month ended
	April	March	February	January	December	November
	2004	2004	2004	2004	2003	2003

High	3.22	3.75	3.04	3.02	3.05	3.20
Low	2.11	2.78	2.35	2.36	2.34	2.58

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

Back to Contents

B.	Plan of Distribution

Not applicable

C.	Markets

Crystallex’s common shares trade on The Toronto Stock Exchange and on the American Stock Exchange.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10 — Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Crystallex is continued under the Canada Business Corporations Act (the “Act”) with corporation number 345631-5. Its articles contain no restrictions on the business that it may carry on. Neither Crystallex’s articles nor its by-laws contain any restriction on a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested provided that the director complies with the provisions of the Act. The Act requires a director who is a party to a material contract or proposed material contract with Crystallex or who is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Crystallex to disclose in writing to Crystallex, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest. Such a director is precluded under the Act from voting on any resolution to approve such a contra ct unless the contract falls within a specified list of exceptions. The Act provides that, subject to the articles, the by-laws or any unanimous shareholder agreement, the directors of a corporation may fix the remuneration of the directors of the corporation. Neither the articles nor the by-laws or of Crystallex restrict the power of the directors in this regard. Crystallex has no unanimous shareholder agreements. The Act provides that unless the articles or by-laws of or a unanimous shareholder agreement relating to a corporation otherwise provides, the directors may borrow money on the credit of the corporation and issue debt obligations of the corporation. Neither the articles nor the by-laws of Crystallex restrict the power of the directors in this regard. Neither the articles nor the by-laws of Crystallex contain any mandatory retirement provisions relating to the age of directors or any requirement that directors hold any specified number of shares of Crystallex.

The authorized share capital of Crystallex consists of an unlimited number of common shares, an unlimited number of Class “A” preference shares and an unlimited number of Class “B” preference shares. Each common share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate ratably in any distribution of the assets of Crystallex upon liquidation, dissolution or winding-up, subject to the prior rights of the holders of shares ranking in priority to the common shares. The Class “A” preference shares and Class “B” preference shares are issuable in series. Each such series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors of Crystallex, subject to the provisions attached to the Class “A” preference share s as a class or the Class “B” preference shares as a class, as the case may be. The Class “A” preference shares and the Class “B”

Back to Contents

preference shares shall each rank ahead of the common shares with respect to the distribution of assets of Crystallex upon liquidation, dissolution or a winding-up. The rights of holders of Crystallex common shares may only be changed by articles of amendment. Articles of amendment require the passage of a special resolution of shareholders.

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

Although not part of Crystallex’s articles or bylaws, Crystallex has adopted a rights plan that could have an effect or delaying, deferring, or preventing a change in control of Crystallex. See Item 4.D — Information on Crystallex — Property, Plants and Equipment — Las Cristinas 4, 5, 6 and 7.

C.	Material Contracts (Since April 30, 2002)

1.
Mine Operation Agreement dated September 17, 2002, between Crystallex and the Corporacion Venezolana de Guayana for the development of the gold deposits of Las Cristinas 4, 5, 6 and 7. See Item 4D, Property. Plants and Equipment: Las Cristinas 4, 5, 6 and 7.

2.
In late June, 2003, Crystallex, through its controlled subsidiaries, El Callao Mining Corporation and ECM (Venco) Ltd., agreed to pay an amount of US$514,755 to Corporacion Vengroup, S.A., Crystallex’s partner in the development of the El Callao properties in Venezuela. See Item 4D, Property. Plants and Equipment: El Callao Properties — The Lo Increible Deposits. The payment is in settlement of distributions claimed by Vengroup under the shareholder agreement governing the relationship of the parties, as amended, as a result of operations at the El Callao properties during the period from March 1, 2001 to March 31, 2003. Payment has been made in Crystallex common shares.

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

Back to Contents

5.
On April 5, 2004, Crystallex entered into a letter agreement with BNP Paribas (“BNPP”) appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

6.
By agreement dated as at 24th day of April, 2004 Crystallex entered into an agreement with Biomin Technologies S. A. whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex’s La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin’s proprietary BIOX® process.

D.	Exchange Controls

There are presently no governmental laws, decrees, or regulations in Canada restricting the export or import of capital, or which impose exchange controls or affect the remittance of dividends, interest, or other payments to non-resident holders of Crystallex’s common shares. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Canada/United States tax convention between Canada and the United States (see Item 10.E, “Taxation”).

E.	Taxation

The following summary describes the general Canadian federal income tax consequences of acquiring, holding and disposing of Crystallex’s common shares generally applicable to purchasers of Crystallex’s common shares described below.

This summary is applicable only to a purchaser of Crystallex’s common shares (a “Holder”) who, (i) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), at all relevant times, is not and is not deemed to be, resident in Canada, deals at arm’s length with Crystallex, holds Crystallex’s common shares as capital property, does not hold or use and is not deemed or determined to hold or use Crystallex’s common shares in connection with the carrying on of a business in Canada or the performing of independent personal services in Canada, and, in the case of a purchaser that carries on an insurance business in Canada and elsewhere, is not required by or for the purposes of the laws of Canada to include an amount in respect of any of Crystallex’s common shares in computing its income from its insurance business carried on in Canada, and (ii) for the purposes of the Canada- US. Income Tax Convention (the “Conventio n”), is at all relevant times resident in the United States. This summary is not applicable to a purchaser who is an organization exempt from tax in the United States and described in Article XXI of the Convention. Crystallex’s common shares will generally be considered to be capital property to a purchaser unless the purchaser holds Crystallex’s common shares in the course of carrying on a business of buying and selling securities or is a financial institution and Crystallex’s common shares are mark-to-market property of such purchaser.

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

Back to Contents

at least 10% of Crystallex’s voting stock, to 5%. Crystallex or its paying agent assumes the responsibility for the withholding tax on such dividends.

(b) Capital Gains and Losses

Upon a disposition or deemed disposition by a Holder of Crystallex’s common shares, a capital gain (or loss) will generally be realized by the Holder to the extent that the proceeds of disposition, less costs of disposition, exceed (or are exceeded by) the adjusted cost base of Crystallex’s common shares to such Holder. Subject to the provisions of the Convention, capital gains realized by a Holder on a disposition of Crystallex’s common shares will not be subject to Canadian federal income tax unless Crystallex’s common shares are taxable Canadian property (as defined in the Tax Act) to such Holder, in which case the capital gains will be subject to Canadian tax at rates which will approximate those payable by a Canadian resident. Crystallex’s common shares will not be taxable Canadian property to a Holder unless, at any time during the 60 month period immediately preceding the disposition, such Holder, persons with whom such Holder did no t deal at arm’s length, or such Holder together with all such persons, owned, had an interest in or an option in respect of 25% or more of the issued shares of any class or series of shares of Crystallex.

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

Copies of the documents referred to in this annual report may be inspected at Crystallex’s office at 18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4.

I.	Subsidiary Information

Not applicable

Item 11 — Quantitative and Qualitative Disclosures about Market Risks

Crystallex’s principal operations are resident in Venezuela. However, aside from local trade/supplier debt, all transactions from these operations are denominated in US dollars. Gold sale proceeds, as well as related forward production contracts and written call options, are all received or denominated in US dollars. To finance the acquisition of its operations, Crystallex has incurred debt through bank instruments and convertible notes, both of which are denominated in US dollars.

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

Back to Contents

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

Crystallex made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately US$74 per ounce or US$1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year-end, Crystallex’s contracted ounces represented just 3% of our reserves.

As tabled below, at December 31, 2003, Crystallex’s derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 224,169 ounces of call options sold at an average price of US$303 per ounce.

	2004	2005	2006	Total

Fixed Forward Gold Sales (ounces)	43,430	42,430	39,996	125,856
Average Price (US$/ounce)	$300	$305	$310	$305
Written Gold Call Options (ounces)	127,237	94,932	2,000	224,169
Average Exercise Price (US$/ounce)	$298	$309	$348	$303
Total (ounces)	170,667	137,362	41,996	350,025
Average price (US$/ounce)	$299	$308	$312	$304

Accounting for Derivative Instruments

Crystallex’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption (or hedge accounting) for accounting treatment. Crystallex’s metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interests rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact Crystallex’s cash flow. Should Crystallex be unable to satisfy its commitments from gold production, it would be required to financially settle the underlying positions which will impact future cashflows, thereby reducing its cash position. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $19.4 million. In addition, realized losses of $2.3 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At December 31, 2003, the unrealized mark-to-market value of Crystallex’s gold forward sales and call options, calculated at a year end spot price of US$415 per ounce was negative $52.6 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year-end and does not represent an obligation for payment. Crystallex’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options

Back to Contents

sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where Crystallex is unable to meet the obligations under the fixed forward sales or call options, Crystallex may negotiate with the counterparty to defer the expiry date of the forward sale or call option, purchase gold in the market, or settle the positions financially. If Crystallex were to purchase gold in the market or settle the contracts financially, it would result in a reduction of Crystallex’s cash. The table below illustrates the cash requirement if Crystallex had to financially settle contract positions in excess of planned production. The analysis assumes, and Crystallex believes it is reasonably likely that, Crystallex proceeds with a Bio Oxidation operation at La Victoria and that the Albino mine is developed on schedule. The analysis excludes future Las Cristinas production. It also assumes Crystallex is unable to roll existing contracts to future periods. The December 31, 2003 spot gold price of US$415 per ounce is used.

	2004	2005	2006	Total

	(US $millions)
Total ounces Committed	170,667	137,362	41,996	350,025
Planned Production	50,000	75,000	65,000	190,000
Excess Committed Ounces	120,667	62,362	NIL	183,029
Average Committed Price (US$/oz)	$299	$308	$312	$302	(1)
Average Assumed Spot Price (US$/oz)	$415	$415	$415	$415
Cash required to settle excess positions	$14.0	$6.7	NIL	$20.7

(1) Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

Crystallex cautions readers not to place undue reliance on the projected production figures illustrated above. Predictions and forecasts involve inherent risks and uncertainties. As described in Item 3D, “Key Information — Risk Factors”, a number of factors could cause actual results to differ from plans.

In the event that there is no production from the La Victoria and Albino mines, we estimate that the total ounces that we expect to produce in 2004 – 2006 would be reduced by approximately 81,000 ounces, thereby adding approximately $33.6 million to the cash required to settle our positions.

Item 12 — Description of Securities other than Equity

Not Applicable

PART II

Item 13 — Defaults, Dividend Arrearages and Deliquencies

None

Item 14 — Material Modifications to the Rights of Security Holders

A.      Not Applicable

B.      Crystallex Rights Plan

In 1997, Crystallex’s Board of Directors adopted, and the shareholders approved, a rights plan (“Rights Plan”), in part to prevent third parties from exploiting the situation created by Crystallex’s original acquisition of the Cristinas 4 and 6 Concessions in Venezuela. The purpose of the Rights Plan is to give adequate time for shareholders of Crystallex to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors time to consider alternatives to allow shareholders to receive full and fair value for their Common Shares and to discourage unfriendly takeover attempts.

The effect of the Rights Plan, when triggered, is that each current Crystallex shareholder will have the right to purchase, for the exercise price of the rights, Crystallex’s common shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50 percent discount). The exercise price of the rights will be equal to five times the prevailing market price at a specified time. The

Back to Contents

Board of Directors believes that the adoption of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of Crystallex and its shareholders. Crystallex’s shareholders reapproved the plan in 2003.

C.      Not Applicable.

D.      Not Applicable.

E.      Use of Proceeds

Not Applicable

Item 15 — Controls and Procedures

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

i)	Audit Committee — Composed of three Directors

ii)	Nominating and Compensation Committee — Composed of two Directors

iii)	Corporate Governance Committee — Composed of three Directors

iv)	Finance and Risk Management Committee — Composed of six Directors

v)	Environment, Health and Safety Committee — Composed of five Directors

b)	It has established the following management committees:

i)	Executive Management Committee — Composed of the Chief Executive Officer and his senior managers

ii)
Disclosure Committee — Composed of the Chief Executive Officer, Executive Vice President & Corporate Counsel, Chief Financial Officer, Vice President, Investor Relations and a designated representative of the Board of Directors

c)	It has designated one of the independent Directors of the Board as a Lead Director

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

Back to Contents

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

Crystallex’s President and Chief Executive Officer and Chief Financial Officer have evaluated these controls and procedures within the past 90 days and have concluded that these controls and procedures are effective in the circumstances in that they provide timely and complete disclosure to Crystallex’s stakeholders.

Item 16A — Audit Committee Financial Expert

As a result of its review of corporate governance and the adoption and approval of the Corporate Governance Statement, the membership of Crystallex’s Audit Committee now consists of three directors, all of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors) and financially literate (ie, have the ability to read and understand a set of financial statements that present a breadth and complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of Crystallex). The Chairman of the Audit Committee, Mr. van’t Hof, is also considered financially sophisticated due to his past experience in finance and accounting both as a chartered accountant and as a regular lecturer to members of the accounting profession on matters of audit and finance.

Item 16B — Code of Ethics

Crystallex has adopted a Code of Business Conduct and Ethics, a copy of which is included as Exhibit 11.1 to this Form 20-F Annual Report.

Item 16C — Principal Accountant Fees and Services

Set out below are Crystallex’s accountants’ fees and services incurred for the years 2003 and 2002 (in Cdn$):

Type	2003	2002

Audit Fee	$1,037,174	$506,830
Audit-Related Fee (1)	$167,763	241,132
Tax Fee (2)	NIL	22,103
All Other Fees (3)	$35,000	18,185
Totals	$1,239,937	$788,250

(1)
Consisting of a review of third quarter 2003 financial statements as well as an analysis of the first and second quarter 2003 statements presented to Crystallex’s audit committee and assisting Crystallex on its responses to various securities regulatory agencies filings.

(2)	Consisting of preparing certain of Crystallex’s Canadian and foreign tax returns.
(3)
Consisting of reviewing Crystallex’s short form prospectus filing in Canada and pro-forma financial statements in connection with its financing activities and reviewing Crystallex’s accounting treatment for its acquisition of El Callao Mining Corp and Bolivar Goldfields.

Item 16D — Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Back to Contents

PART III

Item 17 — Financial Statements

Not Applicable.

Item 18 — Financial Statements

Audited financial statements for the fiscal years ending December 31, 2003, 2002, and 2001, together with the auditor’s reports for each of these periods, are annexed to this report, beginning on page 69.

Item 19 — Exhibits

11.1(1)	Code of Business Conduct and Ethics

12.1	Certification of Todd Bruce pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-OxleyAct of 2002.

12.3(1)	Corporate Governance Statement

12.4(1)	Employment agreement as of January 1, 2004, between Crystallex and Robert A. Fung.

12.5(1)	Employment agreement as of September 22, 2003, between Crystallex and Todd Bruce.

12.6(1)	Employment agreement as of July 1, 2002, between Crystallex and Daniel R. Ross.

12.7(1)	Employment agreement as of September 3, 2002, between Crystallex and Borden Rosiak.

12.8(1)
EPCM contract dated March 23, 2004, between Crystallex and SNCL for SNCL to provide services for the design, construction and commissioning of 20,000 tonnes per day facility at Las Cristinas, without appendices.

12.9(1)
Letter agreement dated April 5, 2004, between Crystallex and BNP Paribas (“BNPP”), appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

12.10(1)
Agreement dated as of April 24, 2004, between Crystallex and Biomin Technologies S. A., whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex’s La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin’s proprietary BIOX® process, without schedules 3-6.

(1)	Filed as identically numbered exhibits in Form 20-F, filed on May 19, 2004.

Back to Contents

Consolidated Financial Statements of
CRYSTALLEX INTERNATIONAL CORPORATION
December 31, 2003, 2002 and 2001
(Expressed in Canadian dollars)

Back to Contents

[DELOITTE & TOUCHE LLP LETTERHEAD]

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

“Deloitte & Touche LLP”

Chartered Accountants

Toronto, Ontario
April 14, 2004

Back to Contents

Page

Consolidated Balance Sheet	F-1
Consolidated Statements of Operations	F-2
Consolidated Statements of Cash Flows	F-3
Consolidated Statements of Shareholders’ Equity	F-4 — F-5
Notes to the Consolidated Financial Statements	F-6 — F-36

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Expressed in Canadian Dollars)

	2003	2002

Assets
Current
Cash and cash equivalents	$33,863,448	$5,695,130
Accounts receivable — trade	1,112,563	2,332,437
Accounts receivable — other (Note 13)	2,700,000	—
Production inventories (Note 3)	2,263,767	8,544,920
Prepaid expenses and other	1,219,029	745,730
Due from related parties (Note 9)	—	88,164

	41,158,807	17,406,381
Investment (Note 4)	—	729,329
Property, Plant and Equipment (Note 5)	132,171,443	154,303,830
Deferred Charge (Note 14)	—	7,765,576
Deferred Financing Fees (Note 6)	194,598	2,162,868

Total Assets	$173,524,848	$182,367,984

Liabilities
Current
Accounts payable and accrued liabilities	$9,005,683	$17,385,724
Due to related parties	—	245,925
Current portion of deferred credit (Note 14)	26,117,994	11,401,347
Current portion of long-term debt (Note 7)	1,335,344	7,850,256

	36,459,021	36,883,252
Reclamation Provision	—	1,048,726
Long-term Debt (Note 7)	8,373,406	26,206,277
Deferred Credit (Note 14)	26,490,059	35,001,677

	71,322,486	99,139,932

Minority Interest	143,517	143,517

Commitments and Contingencies (Note 14)

Shareholders’ Equity Share Capital (Note 8)	257,149,521	193,349,000
Special Warrants (Note 8)	16,282,987	4,557,450
Equity Component of Convertible Notes (Note 7)	—	3,878,322
Contributed Surplus (Note 8)	36,007,442	5,801,535
Deficit	(207,381,105)	(124,501,772)

	102,058,845	83,084,535

	$173,524,848	$182,367,984

(Signed) “Todd Bruce”, Director

(Signed) “Johan van’t Hof”, Director

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2003	2002	2001

Mining Revenue	$15,566,511	$13,317,819	$16,005,855

Operating Expenses
Operations	16,240,363	15,191,619	11,696,769
Amortization	1,419,589	1,091,823	1,300,675
Depletion	2,761,533	2,132,964	2,214,550

	20,421,485	18,416,406	15,211,994

Operating (Loss) Income	(4,854,974)	(5,098,587)	793,861

Other Expenses
Amortization	365,135	329,288	471,530
Interest on long-term debt	1,299,928	2,148,453	984,631
General and administrative	22,387,757	8,985,885	4,767,348

	24,052,820	11,463,626	6,223,509

Non-Hedge Derivative Loss (Note 14)	(21,684,044)	(34,810,096)	(310,822)

Loss Before Other Items	(50,591,838)	(51,372,309)	(5,740,470)

Other Items
Interest and other income	263,631	77,509	107,325
Foreign exchange (loss) gain	(4,467,528)	918,078	(1,947,803)
Loss on sale and write-down of marketable securities	(216,486)	(210,572)	(2,003,338)
Write-down of mineral properties (Note 5)	(23,014,421)	(2,134,678)	(25,001,776)
Minority interest	—	—	169,800

	(27,434,804)	(1,349,663)	(28,675,792)

Loss from Continuing Operations	(78,026,642)	(52,721,972)	(34,416,262)
Loss from Discontinued Operations (Note 13)	(4,027,210)	(3,737,840)	(8,136,179)

Net Loss for the Year	$(82,053,852)	$(56,459,812)	$(42,552,441)

Basic Net Loss Per Share
Continuing operations	$(0.67)	$(0.63)	$(0.50)
Discontinued operations	(0.03)	(0.04)	(0.12)

	$(0.70)	$(0.67)	$(0.62)

Basic Weighted Average Number of Shares Outstanding	118,309,198	84,441,287	69,117,738

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2003	2002	2001

Cash Flows from Continuing Operating Activities
Loss for the year — continuing operations	$(78,026,642)	$(52,721,972)	$(34,416,262)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization and depletion	4,546,257	3,554,075	3,986,755
Unrealized foreign exchange loss	691,768	4,237,293	2,377,045
Gain on loan conversion	—	—	(996,913)
Interest on long-term debt	—	327	347,690
Management and consulting fees	2,011,457	110,955	193,739
Minority interest	—	—	(169,800)
Unrealized non-hedge derivative loss	19,352,704	34,187,017	4,119,293
Loss on sale and write-down of marketable securities	216,486	210,572	2,003,338
Write-down of mineral properties	23,014,421	2,134,678	25,001,776
Changes in other operating assets and liabilities (net of effects from purchase of subsidiaries):
(Increase) decrease in accounts receivable	(2,576,107)	352,181	(868,888)
Increase in production inventories	(1,499,936)	(609,009)	(1,559,387)
(Increase) decrease in prepaid expenses and other	(962,166)	976,023	850,025
Decrease (increase) in due from related parties	88,164	(115,256)	26,883
(Decrease) increase in accounts payable and accrued liabilities	(918,533)	1,738,312	321,396
(Decrease) increase in due to related parties	(245,925)	247,485	145,322
Increase in deferred credit	—	1,148,771	2,955,493

	(34,308,052)	(4,548,548)	4,317,505

Cash Flows from Investing Activities
Purchase of subsidiaries (net of cash acquired)	—	—	(5,349,761)
Purchase of property, plant and equipment	(12,298,887)	(42,236,842)	(9,631,340)
Sale (purchase) of marketable securities	512,841	(64,000)	(8,000)

	(11,786,046)	(42,300,842)	(14,989,101)

Cash Flows from Financing Activities
Issuance of common shares for cash	9,403,552	7,284,107	9,743,922
Special warrants and warrants	61,688,921	4,557,450	—
Debt borrowings	4,052,842	30,365,399	11,607,595
Debt repayments	(2,048,247)	(771,120)	—
Deferred financing fees	—	(2,005,074)	(1,292,102)

	73,097,068	39,430,762	20,059,415

Cash Flows from Continuing Operations	27,002,970	(7,418,628)	9,387,819
Cash Flows from Discontinued Operations	1,165,348	(1,296,073)	603,570

Increase (Decrease) in Cash and Cash Equivalents	28,168,318	(8,714,701)	9,991,389
Cash and Cash Equivalents, Beginning of Year	5,695,130	14,409,831	4,418,442

Cash and Cash Equivalents, End of Year	$33,863,448	$5,695,130	$14,409,831

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	Number of		Number of
	Common		Special
	Shares	Amount	Warrants	Amount

Balance at December 31, 2000	59,154,221	$130,668,458	1,025,000	$1,387,809
Shares issued:

On exercise of options	340,000	468,700	—	—
On conversion of warrants	1,460,443	2,318,889	—	—
For directors’ fees	65,466	104,550	—	—
For legal fees	1,200,000	2,385,000	—	—
For El Callao	3,987,535	5,150,520	—	—
For Las Cristinas	1,035,689	2,597,247	—	—
On conversion of notes	3,199,055	3,803,591	—	—
On settlement of bank loan	4,701,615	13,214,573	—	—
For broker fees	67,059	89,189	—	—
Warrants issued with convertible notes	—	—	—	—
Conversion of special warrants	1,025,000	1,387,809	(1,025,000)	(1,387,809)
Shares and warrants issued for private placement	3,111,111	3,162,042	—	—
Warrants expired during the year	—	—	—	—
Equity component of convertible notes	—	—	—	—
Net loss for the year	—	—	—	—

Balance at December 31, 2001	79,347,194	165,350,568	—	—
Shares issued:
On exercise of options	1,104,500	1,615,650	—	—
On conversion of warrants	2,495,125	6,251,422	—	—
For directors’ fees	42,612	110,955	—	—
For mineral property	282,554	873,182	—	—
For El Callao dispute settlement	677,711	1,714,609	—	—
For finders fee	35,430	78,655	—	—
On conversion of notes	7,737,152	17,353,959	—	—
Special warrants issued for cash	—	—	2,252,500	4,557,450
Warrants issued with convertible notes	—	—	—	—
Equity component of convertible notes	—	—	—	—
Net loss for the year	—	—	—	—

Balance at December 31, 2002	91,722,278	193,349,000	2,252,500	4,557,450
Shares issued:
On exercise of options	270,000	442,500	—	—
On conversion of warrants	4,803,457	11,169,788	—	—
For directors’ fees	40,080	82,523	—	—
In settlement of mineral property dispute	229,283	732,934	—	—
For settlement of bank loan and bank fees	2,348,184	2,897,002	—	—
For financial advisory fees	350,000	863,000	—	—
For finders fee	61,695	157,856	—	—
For legal fees	1,281,124	2,969,416	—	—
On conversion of notes	17,036,967	23,950,966	—	—
Conversion of special warrants	17,260,455	20,534,536	(17,260,455)	(20,534,536)
Special warrants and warrants issued for cash	—	—	27,807,955	32,260,073
Warrants issued for consulting fee	—	—	—	—
Warrants issued with convertible notes	—	—	—	—
Warrants issued with promissory notes	—	—	—	—
Warrants expired during the year	—	—	—	—
Options issued to non-employees	—	—	—	—
Warrants extended during the year	—	—	—	—
Net loss for the year	—	—	—	—

Balance at December 31, 2003	135,403,523	$257,149,521	12,800,000	$16,282,987

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

				Equity
				Component of
	Number of	Contributed		Convertible
	Warrants	Surplus	Deficit	Notes	Total

Balance at December 31, 2000	8,994,000	$631,506	$(25,489,519)	$—	$107,198,254
Shares issued:
On exercise of options	—	—	—	—	468,700
On conversion of warrants	(1,460,443)	—	—	—	2,318,889
For directors’ fees	—	—	—	—	104,550
For legal fees	—	—	—	—	2,385,000
For El Callao	—	—	—	—	5,150,520
For Las Cristinas	—	—	—	—	2,597,247
On conversion of notes	—	—	—	—	3,803,591
On settlement of bank loan	—	—	—	—	13,214,573
For broker fees	—	—	—	—	89,189
Warrants issued with convertible notes	2,666,938	84,105	—	—	84,105
Conversion of special warrants	—	—	—	—	—
Shares and warrants issued for private placement	3,111,111	3,699,935	—	—	6,861,977
Warrants expired during the year	(2,333,334)	—	—	—	—
Equity component of convertible notes	—	—	—	1,557,302	1,557,302
Net loss for the year	—	—	(42,552,441)	—	(42,552,441)

Balance at December 31, 2001	10,978,272	4,415,546	(68,041,960)	1,557,302	103,281,456
Shares issued:
On exercise of options	—	—	—	—	1,615,650
On conversion of warrants	(2,495,125)	(572,804)	—	—	5,678,618
For directors’ fees	—	—	—	—	110,955
For mineral property	—	—	—	—	873,182
For El Callao dispute settlement	—	—	—	—	1,714,609
For finders fee	—	—	—	—	78,655
On conversion of notes	—	—	—	(1,557,302)	15,796,657
Special warrants issued for cash	—	—	—	—	4,557,450
Warrants issued with convertible notes	3,195,023	1,958,793	—	—	1,958,793
Equity component of convertible notes	—	—	—	3,878,322	3,878,322
Net loss for the year	—	—	(56,459,812)	—	(56,459,812)

Balance at December 31, 2002	11,678,170	5,801,535	(124,501,772)	3,878,322	83,084,535
Shares issued:
On exercise of options	—	—	—	—	442,500
On conversion of warrants	(4,803,457)	(2,208,736)	—	—	8,961,052
For directors’ fees	—	—	—	—	82,523
In settlement of mineral property dispute	—	—	—	—	732,934
For settlement of bank loan and bank fees	—	—	—	—	2,897,002
For financial advisory fees	—	—	—	—	863,000
For finders fee	—	—	—	—	157,856
For legal fees	—	—	—	—	2,969,416
On conversion of notes	—	—	—	(3,878,322)	20,072,644
Conversion of special warrants	—	—	—	—	—
Special warrants and warrants issued for cash	13,903,977	29,428,848	—	—	61,688,921
Warrants issued for consulting fee	900,000	1,379,985	—	—	1,379,985
Warrants issued with convertible notes	150,000	278,057	—	—	278,057
Warrants issued with promissory notes	450,000	241,261	—	—	241,261
Warrants expired during the year	(2,235,918)	—	—	—	—
Options issued to non-employees	—	261,011	—	—	261,011
Warrants extended during the year	—	825,481	(825,481)	—	—
Net loss for the year	—	—	(82,053,852)	—	(82,053,852)

Balance at December 31, 2003	20,042,772	$36,007,442	$(207,381,105)	$—	$102,058,845

The accompanying notes are an integral part of the consolidated financial statements.

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
DECEMBER 31, 2003, 2002 AND 2001

2. Significant Accounting Policies — (Continued)

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
DECEMBER 31, 2003, 2002 AND 2001

2. Significant Accounting Policies — (Continued)

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

Reclamation costs

The Company’s subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.

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
DECEMBER 31, 2003, 2002 AND 2001

2. Significant Accounting Policies — (Continued)

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, using the fair value-based method.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital and required reclamation costs. Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial stateme nts and such differences could be material.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3. Production Inventories

	2003	2002

Gold in dore	$847,800	$870,186
Gold in process	208,375	663,882
Stockpiled ore	230,994	141,117
Consumables and spare parts	976,598	6,869,735

	$2,263,767	$8,544,920

4. Investment

The Company acquired the common shares of a publicly listed company in prior years, with the intention of holding these shares as a long-term investment. These shares were disposed of during 2003. The quoted market value of the long-term investment at December 31, 2002 was $816,000.

5. Property, Plant and Equipment

The components of property, plant and equipment at December 31, are as follows:

	2003
	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$21,043,180	$5,645,397	$15,397,783
Mineral properties	117,093,989	5,417,228	111,676,761
Deferred exploration and development expenditures	5,980,277	883,378	5,096,899

	$144,117,446	$11,946,003	$132,171,443

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

5. Property, Plant and Equipment — (Continued)

	2002
	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$60,435,141	$36,751,308	$23,683,833
Mineral properties	126,937,198	5,082,643	121,854,555
Deferred exploration and development expenditures	10,232,150	1,466,708	8,765,442

	$197,604,489	$43,300,659	$154,303,830

Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:

	2003	2002

Albino 1 Concession	$7,338,381	$7,338,381
Bolivar Goldfields Properties	15,699,956	15,699,956
Cristinas Concessions	94,055,652	81,004,253
El Callao Properties	—	19,478,031
Santa Elena, San Miguel and Carabobo Concessions	—	3,416,577

	117,093,989	126,937,198
Less: Accumulated depletion	(5,417,228)	(5,082,643)

	$111,676,761	$121,854,555

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

Annually, the Company reviews the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. The results of this review revealed that the carrying values for the El Callao Properties and the Santa Elena, San Miguel and Carabobo Concessions were in excess of their estimated future undiscounted net cash flows. As a result, the Company recorded a write-down to the El Callao mineral properties and deferred exploration and development expenditures of $18,832,345, and to the Santa Elena, San Miguel and Carabobo mineral properties and deferred exploration and development expenditures of $4,182,076. In total, write-downs amounting to $23,014,421 (2002 — $2,134,678; 2001 — $25,001,776) were included within the Statement of Operations.

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
DECEMBER 31, 2003, 2002 AND 2001

5. Property, Plant and Equipment — (Continued)

rights to the Marwani property could be revoked. The Company believes the extensions will be granted as it is common practice to grant such extensions; however, there is no assurance of this.

Cristinas Concessions

In November 2001, the Corporacion Venezolana de Guayana (“CVG”) terminated a contract with a third party for the exploitation of the Las Cristinas deposits. In March 2002, the Venezuelan Ministry of Energy and Mines (“MEM”) passed a resolution repossessing the Cristinas Concessions on behalf of the Republic of Venezuela which in turn declared the underlying deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. Subsequently, the MEM and the CVG entered into an agreement for the development of the deposits, authorizing the CVG to enter into a mine operating contract with a third party.

On September 17, 2002, the Company entered into a non-assignable mining agreement (the “Agreement”) with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. The Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions (Note 14).

The aggregate cost incurred by the Company to December 31, 2003 to obtain the right to exploit the area is $94,055,652, represented by $72,184,179 of payments in cash and $21,871,473 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders’ fees of $46,743,852 ($32,280,068 cash; and $14,463,784 through shares) and professional fees and related expenses of $47,311,800 ($39,904,111 cash; and $7,407,689 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (law firms, partners of whom are directors of the Company — Note 9) of $3,895,582 during the year ended December 31, 2003 (2002 — $13,144,975; 2001 — $3,129,283) and travel and administrative costs of $454,007 during the year ended December 31, 2003 (2002 — $409,489; 2001 — $325,728).

El Callao Properties

By an agreement with Bema dated September 12, 2000 and concurrently with the completion of the February 27, 2001 acquisition of El Callao Mining Corp. (“ECM”), the Company acquired 79.4% of the outstanding shares of ECM and, from Bema, certain assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela comprised of the following:

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
DECEMBER 31, 2003, 2002 AND 2001

5. Property, Plant and Equipment — (Continued)

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

As at December 31, 2003, ECM has expended US$1,182,626 (December 31, 2002 — US$1,026,522) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

Santa Elena, San Miguel and Carabobo Concessions

The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. (“ACOMISUR”), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company’s Venezuelan subsidiary owns 80% of the joint venture and ACOMISUR owns 20%, with the Company’s subsidiary being the operator. During the year ended December 31, 2003, the carrying value of this property was written off.

6. Deferred Financing Fees

Deferred financing fees of $194,598, net of accumulated amortization of $199,133 (December 31, 2002 — $2,162,868, net of accumulated amortization of $312,647) relate to costs incurred in the issuance of convertible notes and for a non-recourse credit facility.

During the year ended December 31, 2003, the remaining unamortized deferred financing fees of $1,840,836 that related to convertible notes that were converted during the year, were treated as a reduction of the associated share capital value assigned to the common shares issued on conversion of the respective notes.

7. Long-term Debt

	2003	2002

Bank loans	$9,708,750	$16,916,484
Convertible notes	—	17,140,049

	9,708,750	34,056,533
Less: Current portion of long-term debt	(1,335,344)	(7,850,256)

	$8,373,406	$26,206,277

Bank loans

On October 12, 2001 an amended and restated loan agreement was signed between the Company’s subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited (“SBL”). The loan, in the amount of U.S $2,500,000, which was to mature on October 15, 2004, was secured by a guarantee of the Company, and bore interest at the LIBOR rate plus 2% per annum. The loan agreement also restricted the

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

7. Long-term Debt — (Continued)

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

Certain loan repayments have been made by the issuance of Crystallex common shares (Note 11). These shares are subject to an orderly disposition agreement with SBL, which amongst other conditions, specifies that any gain/loss on final disposition of the shares issued is for the Company’s account. Any ultimate gain is to be applied to further loan repayments or settling of derivative contracts. As at December 31, 2003, SBL had 2,099,734 common shares issued in relation to the Agreement on which there exists an unrealized gain of approximately U.S. $4,000,000.

Principal payments due on the bank loan are as follows:

2004	$1,335,344
2005	5,704,600
2006	2,668,806

$9,708,750

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

8. Share Capital

	2003	2002

Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
135,403,523 Common Shares (2002 — 91,722,278)	$257,149,521	$193,349,000

Warrants

As at December 31, 2003, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

		Weighted Average Remaining
	Number	Contractual
Range of Exercise Price	of Shares	Life (Years)

$1.60 to $2.28	4,662,194	1.33
$2.29 to $3.34	2,076,899	1.16
$3.35 to $4.69	13,303,679	1.70

	20,042,772

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

The following table is a summary of the status of stock options outstanding at December 31, 2003:

	Outstanding and Exercisable Options
		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise
Range of Exercise Price	of Shares	Life (Years)	Price

$0.85 to $1.00	1,672,500	3.01	0.99
$1.41 to $1.75	1,971,000	5.53	1.57
$2.00 to $3.00	5,322,500	6.65	2.42

	8,966,000

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

8. Share Capital — (Continued)

A summary of the status of the stock option plan as at December 31, 2003, 2002 and 2001 and changes during each year ended on those dates follows:

	2003		2002		2001
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding and exercisable, beginning of year	6,952,500	$1.76	7,707,000	$1.70	6,315,292	$1.52
Granted — Employees	2,248,500	2.56	350,000	2.28	1,815,000	2.24
Granted — Non Employees	250,000	2.12	—	—	—	—
Exercised	(270,000)	1.64	(1,104,500)	1.46	(340,000)	1.38
Cancelled	(215,000)	1.85	—	—	(83,292)	1.40

Outstanding and exercisable, end of year	8,966,000	$1.97	6,952,500	$1.76	7,707,000	$1.70

Weighted average fair value of options granted during the year	$1.92		$1.16		$1.17

Supplemental information for stock-based compensation

Effective January 1, 2002, in accordance with CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, pro forma information regarding net loss and net loss per share is to be determined and disclosed as if the Company had accounted for its employees’ stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.04% (2002 – 4.22%), dividend yield of nil (2002 – nil), volatility factor of 108% (2002 – 75%), and a weighted-average expected life of the options of 3.95 years (2002 – 3.75 years).

The following table presents the net loss and net loss per share for the two years ended December 31, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

	2003	2002

Net loss	$(82,053,852)	$(56,459,812)
Incremental compensation expense	(4,273,069)	(404,979)

Pro forma net loss	$(86,326,921)	$(56,864,791)

Pro forma basic loss per share	$(0.74)	$(0.67)

Financial Transactions

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

8. Share Capital — (Continued)

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

8. Share Capital — (Continued)

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

Loss per common share

The following table outlines the calculation of the basic loss per common share:

	2003	2002	2001

Numerator for basic loss per common share:
Loss from continuing operations attributable to common shareholders	$(78,026,642)	$(52,721,972)	$(34,416,262)
Benefit conferred to warrant holders	(825,481)	—	—

Loss from continuing operations attributable to common shareholders	$(78,852,123)	$(52,721,972)	$(34,416,262)

Denominator for basic loss per common share — adjusted weighted average number of shares outstanding	118,309,198	84,441,287	69,117,738

Shareholder Rights Plan

Effective March 10, 1997 (the “Record Date”), the Company adopted a shareholder rights plan (the “Plan”). The rights issued under the Plan will expire at the close of the Company’s annual meeting in 2007 (the “Expiration Time”), unless earlier redeemed or exchanged by the Company. The Plan was re-ratified by the shareholders at the Company’s 2003 annual meeting.

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

8. Share Capital — (Continued)

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

9. Related Party Transactions

During the year, the Company entered into the following transactions with related parties:

a)
Paid or accrued consulting and management fees of $2,651,829 (2002 — $606,249; 2001 — $665,835) to directors and an officer of the Company and companies related to directors and an officer of the Company.

b)	Paid or accrued legal fees of $4,380,478 (2002) $13,168,790; 2001 — $3,561,191) to law firms, partners of whom are directors of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. Income Taxes

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 36.7% (2002 — 40.1%; 2001 — 44.5%) to loss before income taxes as follows:

	2003	2002	2001

Loss before income taxes	$(82,053,852)	$(56,459,812)	$(42,552,441)

Expected income taxes recoverable	$(30,113,764)	$(22,640,385)	$(18,935,837)
Difference in foreign tax rates	614,647	1,013,320	5,131,725
Non recognition of benefit of losses	29,499,117	21,627,065	13,804,112

Actual income taxes	$—	$—	$—

The Company has certain source related deductions and losses which are available to be offset against future income taxes. The benefits of these deductions and losses are not reflected in these financial statements, as they are not more likely than not to be realized.

11. Supplemental Disclosures with Respect to Cash Flows

	2003	2002	2001

Cash paid during the year for interest	$937,225	$1,205,221	$1,897,879

Cash paid during the year for income taxes	$—	$—	$—

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

11. Supplemental Disclosures with Respect to Cash Flows — (Continued)

Significant non-cash transactions for the year ended December 31, 2003 included:

i)	The Company issued 40,080 common shares, with a value of $82,523, for directors’ fees.

ii)	The Company issued 229,283 common shares, with a value of $732,934, for the El Callao mineral property dispute settlement.

iii)	The Company issued 350,000 common shares, with a value of $863,000, for financial advisory fees.

iv)	The Company issued 61,695 common shares, with a value of $157,856, for finders fee.

v)	The Company issued 2,348,184 common shares, with a value of $2,897,002, for loan payments and bank fees.

vi)	The Company issued 1,281,124 common shares, with a value of $2,969,416, for legal fees.

vii)	The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $23,950,966.

viii)	The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $20,534,536.

ix)	The Company applied $1,840,836 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

Significant non-cash transactions for the year ended December 31, 2002 included:

i)	The Company issued 42,612 common shares, with a value of $110,955, for directors’ fees.

ii)	The Company issued 282,554 common shares, with a value of $873,182, for a mineral property payment.

iii)	The Company issued 677,711 common shares, with a value of $1,714,609, for a loan payment.

iv)	The Company issued 35,430 common shares, with a value of $78,655, for a finders fee.

v)	The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $17,353,959.

vi)	The Company applied $1,233,792 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

Significant non-cash transactions for the year ended December 31, 2001 included:

i)	The Company issued 65,466 common shares, with a value of $104,550, for directors’ fees.

ii)	The Company issued 1,200,000 common shares, with a value of $2,385,000, for legal fees.

iii)	The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.

iv)	The Company issued 1,035,689 common shares with a value of $2,597,247 for property payment in connection with Las Cristinas.

v)	The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $3,803,591.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

11. Supplemental Disclosures with Respect to Cash Flows — (Continued)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

12. Segmented Information — (Continued)

		Bolivar/
	Corporate	Albino	El Callao	Cristinas

2003
Mining revenue	$—	$12,862,999	$2,703,512	$—
Mining revenue — intersegment	$—	$4,034,635	$—	$—
Operating costs	$—	$(12,958,420)	$(3,281,943)	$—
Operating costs — intersegment	$—	$—	$(4,034,635)	$—
Interest and other income	$231,121	$32,510	$—	$—
Interest expense	$(759,111)	$(540,612)	$(205)	$—
Depletion and amortization	$(365,135)	$(3,987,796)	$(193,326)	$—
Write-down of mineral properties	$(4,182,076)	$—	$(18,832,345)	$—
Segment profit/(loss)	$(59,289,543)	$2,097,408	$(20,834,507)	$—
Segment assets	$44,020,439	$35,246,112	$202,645	$94,055,652
Capital expenditures	$70,399	$2,016,102	$353,798	$9,858,588

2002

Mining revenue	$—	$2,511,783	$10,806,036	$—
Mining revenue — intersegment	$—	$11,713,510	$—	$—
Operating costs	$—	$(11,111,734)	$(4,079,885)	$—
Operating costs — intersegment	$—	$—	$(11,713,510)	$—
Interest and other income	$68,603	$8,906	$—	$—
Interest expense	$(1,557,428)	$(591,025)	$—	$—
Depletion and amortization	$(329,288)	$(2,285,146)	$(939,641)	$—
Write-down of mineral properties	$(2,134,678)	$—	$—	$—
Segment loss	$(44,731,866)	$(1,610,936)	$(6,379,170)	$—
Segment assets	$28,896,082	$32,439,136	$18,776,610	$81,004,253
Capital expenditures	$105,840	$3,682,741	$1,082,004	$37,366,257

2001

Mining revenue	$—	$6,239,562	$9,766,293	$—
Mining revenue — intersegment	$—	$11,236,739	$—	$—
Operating costs	$—	$1,766,448	$(13,463,217)	$—
Operating costs — intersegment	$—	$—	$(11,236,739)	$—
Interest and other income	$65,349	$41,739	$237	$—
Interest expense	$(318,015)	$(666,616)	$—	$—
Depletion and amortization	$(471,530)	$(2,580,073)	$(935,152)	$—
Write-down of mineral properties	$(18,593,631)	$(6,408,145)	$—	$—
Segment loss	$(26,944,912)	$(3,570,659)	$(3,900,691)	$—
Segment assets	$42,430,722	$32,594,212	$18,803,110	$41,453,363
Capital expenditures	$857,789	$4,297,683	$1,012,873	$3,462,995

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

12. Segmented Information — (Continued)

	Discontinued	Intersegment
	Operations	Eliminations	Total

2003
Mining revenue	$—	$—	$15,566,511
Mining revenue — intersegment	$—	$(4,034,635)	$—
Operating costs	$—	$—	$(16,240,363)
Operating costs — intersegment	$—	$4,034,635	$—
Interest and other income	$—	$—	$263,631
Interest expense	$—	$—	$(1,299,928)
Depletion and amortization	$—	$—	$(4,546,257)
Write-down of mineral properties	$—	$—	$(23,014,421)
Segment profit/(loss)	$(4,027,210)	$—	$(82,053,852)
Segment assets	$—	$—	$173,524,848
Capital expenditures	$—	$—	$12,298,887

2002

Mining revenue	$—	$—	$13,317,819
Mining revenue — intersegment	$—	$(11,713,510)	$—
Operating costs	$—	$—	$(15,191,619)
Operating costs — intersegment	$—	$11,713,510	$—
Interest and other income	$—	$—	$77,509
Interest expense	$—	$—	$(2,148,453)
Depletion and amortization	$—	$—	$(3,554,075)
Write-down of mineral properties	$—	$—	$(2,134,678)
Segment loss	$(3,737,840)	$—	$(56,459,812)
Segment assets	$21,251,903	$—	$182,367,984
Capital expenditures	$—	$—	$42,236,842

2001

Mining revenue	$—	$—	$16,005,855
Mining revenue — intersegment	$—	$(11,236,739)	$—
Operating costs	$—	$—	$(11,696,769)
Operating costs — intersegment	$—	$11,236,739	$—
Interest and other income	$—	$—	$107,325
Interest expense	$—	$(984,631)
Depletion and amortization	$—	$—	$(3,986,755)
Write-down of mineral properties	$—	$—	$(25,001,776)
Segment loss	$(8,136,179)	$—	$(42,552,441)
Segment assets	$31,699,275	$—	$166,980,682
Capital expenditures	$—	$—	$9,631,340

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

12. Segmented Information — (Continued)

Geographic information:

	Mining Revenue			Property, Plant and Equipment
	2003	2002	2001	2003	2002	2001

Venezuela	$15,566,511	$13,317,819	$16,005,855	$132,069,099	$142,866,637	$101,791,052
Discontinued operations	—	—	—	—	11,378,127	18,721,316
Brazil	—	—	—	—	—	1,616,394

Total Foreign	15,566,511	13,317,819	16,005,855	132,069,099	154,244,764	122,128,762
Canada	—	—	—	102,344	59,066	531,573

Total	$15,566,511	$13,317,819	$16,005,855	$132,171,443	$154,303,830	$122,660,335

13. Discontinued Operations

On October 27, 2003, the Company closed a purchase and sale agreement (the “Agreement”) with Uruguayan Mineral Explorations Inc. (“UME”) for the sale of the Company’s Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME will pay the Company cash consideration of $2,700,000 (US$2,000,000), payable in two equal installments and will transfer to the Company, two exploration drills with a combined estimated value of US$600,000. The first payment of US$1,000,000 is due six months after the closing date of the transaction and the second US$1,000,000 payment will be due 12 months after the closing date.

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

During the nine month period ended September 30, 2003 and for each of the years in the two year period ended December 31, 2002, the Company’s Uruguayan operations incurred revenue of $19,109,761, $32,843,402 and $29,978,353, respectively, and a net loss of $4,027,210, $3,737,840 and $8,136,179, respectively.

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
DECEMBER 31, 2003, 2002 AND 2001

14. Commitments and Contingencies — (Continued)

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

It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. (“Stay”) from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm’s length from the Company and Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ul timate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. Management believes that at all times, the Company’s and Ventures’ relationship with Red Glove have been conducted at terms no less advantageous than had they been conducted directly with an unrelated third party.

The cost of acquiring the shares of Stay was initially US$30,000,000, of which the Company paid US$6,500,000 (Cdn. $9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm’s length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company continuing with the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm’s length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2003, 4,000,000 of the warrants had expired and 1,000,000 were exercised during 2003. During 1999 and 2000, the US$10,000,000 was fully paid through the Company’s issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (Cdn. $364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534 (Cdn. $14,463,784). The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, sli ghtly exceeds US$10,000,000. These payments have been capitalized as part of the Las Cristinas property cost.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

14. Commitments and Contingencies — (Continued)

The Call Agreement contains a call right which is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such person acquires 20% or more of the Company’s outstanding voting shares without the approval of the Company’s Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures’ shareholders. There are no material liabilities which wo uld need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions. Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company’s shareholders, was designed to give adequate time for the Company’s shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company’s directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.

Commodity derivative contracts At December 31, 2003, the Company had fixed forward contracts outstanding as follows:

	2004	2005	2006

Ounces	43,430	42,430	39,996
Average price (US$ per oz.)	$300	$305	$310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2003, the Company had written call options outstanding as follows: 2004 2005 2006

Ounces	127,237	94,932	2,000
Average price (US$ per oz.)	$298	$309	$348

Gold production for the years ended December 31, 2003 and 2002 was 76,935 and 94,623 ounces, respectively.

In the event that there is no production in future years, the cost of financial settlement of these contracts is as follows:

$ millions

2004	70.8
2005	57.0
2006	17.4

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
DECEMBER 31, 2003, 2002 AND 2001

14. Commitments and Contingencies — (Continued)

positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the captions deferred credit and deferred charge.

For the year ended December 31, 2003, the Company recorded an unrealized loss of $19,352,704 (2002 — $34,187,017; 2001 — $4,119,293) in marking its portfolio of written call options and fixed forward contracts to market. These losses are included in non-hedge derivative loss in the Statement of Operations.

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value for long-term debt approximates fair value primarily due to the floating rate nature of the debt instrument.

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of six years. Total rent expense charged to operations under these agreements was $174,105 (2002 — $175,066; 2001 — $111,724).

Minimum lease payments under operating leases in effect through 2008 are as follows:

2004	$204,000
2005	208,000
2006	198,000
2007	158,000
2008	138,000

$906,000

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
DECEMBER 31, 2003, 2002 AND 2001

14. Commitments and Contingencies — (Continued)

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

The Company’s Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company’s ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

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

15. Risk Management — (Continued)

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

16. Events Subsequent to December 31, 2003

Engineering Procurement Construction Management Contract

On March 25, 2004, following completion of a competitive bidding process, the Company entered into an Engineering Procurement Construction Management (“EPCM”) contract with SNC-Lavalin Engineers & Constructors Inc. (“SNCL”) relating to the development of the Las Cristinas project. The Company expects to pay SNCL approximately $27.8 million for its services under the EPCM contract.

Public Equity Offering

On April 5, 2004, the Company completed a $100 million public equity offering whereby 25,000,000 common shares were issued at $4.00 per common share. The net proceeds received by the Company in U.S. dollars, after considering the underwriters’ fee, amounted to US$71,694,731. The Company estimates that additional expenditures related to this offering will amount to approximately $500,000.

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

Basis of Presentation

These financial statements are the combined accounts of Crystallex International Corporation and its majority owned subsidiaries, and the accounts of Ventures (Barbados) Ltd. (“Ventures”) and its wholly owned subsidiaries. Ventures (Note 14) is controlled by two directors of the Company who are also officers, and as such the financial statements for U.S. GAAP purposes have been presented as combined financial

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

17. Differences between Canadian and United States Generally Accepted Accounting Principles — (Continued)

statements. Under Canadian GAAP, these financial statements are presented as consolidated financial statements.

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

	2003

	Canadian GAAP	Adjustments	U.S. GAAP

Current assets	$41,158,807	$—	$41,158,807
Property, plant and equipment	132,171,443	(104,242,323) (b)	27,929,120
Deferred financing fees	194,598	—	194,598

	$173,524,848	$(104,242,323)	$69,282,525

Current liabilities	$36,459,021	$—	$36,459,021
Long-term debt	8,373,406	—	8,373,406
Deferred credit	26,490,059	—	26,490,059
Minority interest	143,517	—	143,517
Shareholders’ equity	102,058,845	(104,242,323)	(2,183,478)

	$173,524,848	$(104,242,323)	$69,282,525

	2002

	Canadian GAAP	Adjustments		U.S. GAAP

Current assets	$17,406,381	$18,329	(a)	$17,424,710
Investment	729,329	176,000	(a)	905,329
Property, plant and equipment	154,303,830	(100,481,050)	(b)	53,822,780
Deferred charge	7,765,576	—		7,765,576
Deferred financing fees	2,162,868	—		2,162,868

	$182,367,984	$(100,286,721)		$82,081,263

Current liabilities	$36,883,252	$—		$36,883,252
Reclamation provision	1,048,726	—		1,048,726
Long-term debt	26,206,277	1,130,720	(c)	27,336,997
Deferred credit	35,001,677	—		35,001,677
Minority interest	143,517	—		143,517
Shareholders’ equity	83,084,535	(101,417,441)		(18,332,906)

	$182,367,984	$(100,286,721)		$82,081,263

(i)
U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2003, $3,774,327 (2002 — $5,086,236; 2001 — $5,327,889) would be presented as accrued liabilities.

(ii)	For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

17. Differences between Canadian and United States Generally Accepted Accounting Principles — (Continued)

Statement of Operations

The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

		2003	2002	2001

Net loss for the year per Canadian GAAP		$(82,053,852)	$(56,459,812)	$(42,552,441)
Adjustments to mineral properties	(b)	(3,761,273)	(40,734,141)	(13,306,689)
Accretion of interest on convertible notes	(c)	(4,571,277)	(2,346,126)	(1,057,605)
Fair value of employee stock options granted	(d)	(4,273,069)	(404,979)	(2,129,539)
Unrealized gain (loss) on trading securities	(a)	(18,329)	18,329	34,987

Net loss for the year per U.S. GAAP		$(94,677,800)	$(99,926,729)	$(59,011,287)

Net loss per share — basic		$(0.81)	$(1.18)	$(0.85)

Statement of Operations Presentation

For U.S. GAAP purposes, the measures “Loss before other items” and Non-hedge derivative (loss) gain” are not recognized terms and would therefore not be presented. In addition, the “Operating (loss) income” measure included within the Canadian GAAP statement of operations is not comparable to “Operating loss” per U.S. GAAP. The following table reconciles “Loss for the year” per U.S. GAAP to “Loss from operations” for U.S. GAAP.

	2003	2002	2001

Net loss for the year per U.S. GAAP	$(94,677,800)	$(99,926,729)	$(59,011,287)
Non-operating loss components
Per Canadian GAAP:

Interest on long-term debt	1,299,928	2,148,453	984,631
Non-hedge derivative loss	21,684,044	34,810,096	310,822
Foreign exchange (gain) loss	4,467,528	(918,078)	1,947,803
Interest and other income	(263,631)	(77,509)	(107,325)
Minority Interest	—	—	(169,800)
Loss and write-down of marketable securities	216,486	210,572	2,003,338
U.S. GAAP reconciling items:
Accretion of interest on convertible notes	4,571,277	2,346,126	1,057,605
Unrealized (gain) loss on trading securities	18,329	(18,329)	(34,987)

Non-operating loss per U.S. GAAP	31,993,961	38,501,331	5,992,087

Loss from operations per U.S. GAAP	$(62,683,839)	$(61,425,398)	$(53,019,200)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

17. Differences between Canadian and United States Generally Accepted Accounting Principles — (Continued)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2003	2002	2001

Cash flows (used in) provided by continuing operating activities, Canadian GAAP	$(34,308,052)	$(4,548,548)	$4,317,505
Adjustments to mineral properties	(15,236,032)	(37,170,359)	(9,727,705)

Cash flows used in continuing operating activities, U.S. GAAP	(49,544,084)	(41,718,907)	(5,410,200)

Cash flows used in investing activities, Canadian GAAP	(11,786,046)	(42,300,842)	(14,989,101)
Adjustments to mineral properties	15,236,032	37,170,359	9,727,705

Cash flows provided by (used in) investing activities, U.S. GAAP	3,449,986	(5,130,483)	(5,261,396)

Cash flows provided by financing activities, Canadian and U.S. GAAP	73,097,068	39,430,762	20,059,415

Cash flows provided by (used in) continued operations, Canadian and U.S. GAAP	27,002,970	(7,418,628)	9,387,819
Cash flows provided by (used in) discontinued operations, Canadian and U.S. GAAP	1,165,348	(1,296,073)	603,570

Net increase (decrease) in cash and cash equivalents during the year	28,168,318	(8,714,701)	9,991,389
Cash and cash equivalents, beginning of year	5,695,130	14,409,831	4,418,442

Cash and cash equivalents, end of year	$33,863,448	$5,695,130	$14,409,831

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

17. Differences between Canadian and United States Generally Accepted Accounting Principles — (Continued)

	2003

		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value

Trading securities	$89,329	$—	$(89,329)	$—
Available-for-sale securities	—	—	—	—

	$89,329	$—	$(89,329)	$—

	2002

		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value

Trading securities	$89,329	$18,329	$—	$107,658
Available-for-sale securities	640,000	176,000	—	816,000

	$729,329	$194,329	$—	$923,658

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

Under Canadian GAAP, the carrying amounts of all of the Company’s mineral property development costs, producing properties and related plant and equipment are reviewed and evaluated when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves) estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carryin g amount.

In fiscal 2002, for United States reporting purposes, the Company applied SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In periods prior to fiscal 2002, the Company applied

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

17. Differences between Canadian and United States Generally Accepted Accounting Principles — (Continued)

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

Property, Plant and Equipment

	2003	2002

Net book value under Canadian GAAP	$132,171,443	$154,303,830

Adjustments to mineral properties and, deferred exploration and developmental expenditures Las Cristinas Concessions	(94,055,652)	(78,819,620)
Santa Elena, San Miguel and Carobobo Concessions	—	(4,182,075)
Bolivar Properties	(4,072,671)	(4,909,518)
Albino 1 Concessions	(6,114,000)	(6,114,000)
El Callao Properties	—	(6,455,837)

Total adjustment	(104,242,323)	(100,481,050)

Net book value under U.S. GAAP	$27,929,120	$53,822,780

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

Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2003, an additional interest expense (including accretion) of $2,730,441 (2002 — $2,346,126; 2001 — $1,057,605) has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to date.

(d) Stock-Based Compensation

In accordance with Canadian GAAP, the Company has not recorded any expense with respect to stock options granted to employees, but rather includes additional financial statement disclosures.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

17. Differences between Canadian and United States Generally Accepted Accounting Principles — (Continued)

Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” an amendment to SFAS No. 123.

Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

	2003	2002	2001

Risk free interest rate	4.04%	4.22%	3.12%
Expected life	3.95 years	3.75 years	2 years
Expected volatility	108%	75%	83%
Expected dividends	—	—	—

For the year ended December 31, 2003, an expense of $4,273,069 (2002 — $404,979; 2001 — $2,129,539) has been recorded with respect to the stock options granted in the year.

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

Accumulated Other Comprehensive Income (Loss) For U.S. GAAP, the accumulated other comprehensive income would be calculated as follows:

	2003	2002	2001

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss), beginning of year	$176,000	$—	$(1,339,338)
Change in market value of available-for-sale securities	—	176,000	—
Reclassification adjustment for amounts included in net income	(176,000)	—	1,339,338

Accumulated other comprehensive income, end of year	$—	$176,000	$—

Comprehensive Loss For U.S. GAAP, the comprehensive loss would be calculated as follows:

	2003	2002	2001

Comprehensive Loss
Net loss for the year	$(94,677,800)	$(99,926,729)	$(59,011,287)
Change in market value of available-for-sale securities	(176,000)	176,000	1,339,338

Comprehensive loss for the year	$(94,853,800)	$(99,750,729)	$(57,671,949)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

17. Differences between Canadian and United States Generally Accepted Accounting Principles — (Continued)

(f) Recent Accounting Pronouncements

In 2003, the CICA issued Handbook Section 3110 — “Asset Retirement Obligations” (“CICA 3110”), which is consistent with SFAS 143, “Accounting for Asset Retirement Obligations.” The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements. The new CICA standard is applicable for fiscal years commencing January 1, 2004. Upon adoption, CICA Section 3110 will require retroactive restatement of all comparative periods. The US GAAP standard, SFAS 143, is applicable for fiscal years beginning January 1, 2003. Upon implementation of SFAS 143, the adjustment necessary to recognize the fair value liability of an asset retirement obligation is accounted for as a charge against income in the period where a reasonable estimate of fair value can be made. As the Company’s only asset retirement obligation as at January 1, 2003, relates to operations that were disposed of during 2003 and which were accounted for as discontinued operations for the year ended December 31, 2003, it was not considered necessary to separately disclose the adjustment required to recognize the fair value liability of the associated asset retirement obligation. There are currently no material legal asset retirement obligations with respect to continuing operations. Should a legal obligation occur in the future, or should the Company enter into a separate formal commitment, any resulting asset retirement obligation will be recognized when a reasonable estimate of fair value can be made.

In November 2002, the FASB issued Interpretation Bulletin No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been considered in the presentation of the accompanying combined financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. As the Company had no guarantees issued or modified after December 31, 2002, ther e is no impact as a result of this new pronouncement.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity investors if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties On December 24, 2003, the FASB issued a revision to FIN 46 (“FIN 46R”) to clarify certain provisions of FIN 46 exempting certain entities from its requirements. FIN 46R will be effective for the Company’s 2004 consolidated financial statements. Adoption of this standard is not expected to have a material effect on the Company’s results of operations, financial position or disclosures.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45. SFAS 149 was adopted by the Company on July 1, 2003, and did not have any effect on the Company’s results of operations, financial position or disclosure.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

17. Differences between Canadian and United States Generally Accepted Accounting Principles — (Continued)

In 2002, the CICA Handbook Sections 3063 — “Impairment of Long Lived Assets” and 3475 — “Disposal of Long Lived Assets and Discontinued Operations” were amended to harmonize with SFAS 144. The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date. Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and Section 3475 applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003.

In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 — “Hedging Relationships” that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guidelines require the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing on or after July 1, 2003.

In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 — “Disclosure of Guarantees”. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. This guideline is consistent with FIN 45 described above.

In July 2003, the CICA issued Handbook Section 1100 “Generally Accepted Accounting Principles” (“CICA 1100”) and Handbook Section 1400 “General Standards of Financial Statement Presentation” (“CICA 1400”). CICA 1100 describes what constitutes Canadian GAAP and its sources. CICA 1400 clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both sections are effective for fiscal years beginning on or after October 1, 2003. The Company is currently evaluating the potential impact these standards may have on its results of operations, financial position and note disclosures.

The Emerging Issues Task Force (“EITF”) of FASB, has as part of its agenda, a review of a broad range of accounting policies related to the mining industry. The outcome of this review may result in changes to U.S. GAAP as applied to these consolidated financial statements. In addition, as a result of an ongoing harmonization process with U.S. GAAP, the outcome may also result in changes to Canadian GAAP.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Form 20-F/A-No. 1 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Crystallex International Corporation

By:	/s/ Daniel R. Ross
Daniel R. Ross Executive Vice-President, Corporate Counsel, Secretary, and Director

Date: October 14, 2004

Back to Contents

EXHIBIT INDEX

Exhibit No.	Exhibit

11.1(1)	Code of Business Conduct and Ethics

12.1	Certification of Todd Bruce pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

12.3(1)	Corporate Governance Statement

12.4(1)	Employment agreement as of January 1, 2004, between Crystallex and Robert A. Fung.

12.5(1)	Employment agreement as of September 22, 2003, between Crystallex and Todd Bruce.

12.6(1)	Employment agreement as of July 1, 2002, between Crystallex and Daniel R. Ross.

12.7(1)	Employment agreement as of September 3, 2002, between Crystallex and Borden Rosiak.

12.8(1)	EPCM contract dated March 23, 2004, between Crystallex and SNCL for SNCL to provide services for the design, construction and commissioning of 20,000 tonnes per day facility at Las Cristinas, without appendices.

12.9(1)	Letter agreement dated April 5, 2004, between Crystallex and BNP Paribas (“BNPP”), appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

12.10(1)	Agreement dated as of April 24, 2004, between Crystallex and Biomin Technologies S. A., whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex’s La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin’s proprietary BIOX® process, without schedules 3-6.

(1)	Filed as identically numbered exhibits in Form 20-F, filed on May 19, 2004.

Back to Contents

CERTIFICATION

I, Todd Bruce, the President and Chief Executive Officer of Crystallex International Corporation (the “registrant”), certify that:

1.      I have reviewed this Annual Report on Form 20-F/A-No. 1 for the year ended December 31, 2003, of the registrant;

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
Todd Bruce President and Chief Executive Officer

Back to Contents

CERTIFICATION

I, Borden D. Rosiak, the Chief Financial Officer of Crystallex International Corporation (the “registrant”), certify that:

1.      I have reviewed this Annual Report on Form 20-F/A-No. 1 for the year ended December 31, 2003, of the registrant;

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