Form 20-F/A
period 2003-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2004-10-21
CIK 912500

Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A-No. 2

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

These consolidated financial statements have been reconciled to US GAAP as discussed in Note 18 to the consolidated financial statements contained in this Form 20-F Annual Report.

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

Financing Activities

During 2003, Crystallex raised net financing proceeds of $75.1 million, of which $61.7 million were proceeds from five special warrant financings throughout the year, $9.4 million were proceeds from the issuance of common stock and $4.1 million were proceeds from a convertible note financing. The convertible notes were converted into common shares during the fourth quarter of 2003. Refer to Note 9 of Notes to the Financial Statements for details of the special warrant financings.

Back to Contents

In addition, common shares were issued during the year for the following main activities: on the exercise of warrants and special warrants (22.1 million shares); upon the conversion of convertible notes (17.0 million shares); for bank loan repayments (2.3 million shares); for legal fees (1.3 million shares) and for financial advisory fees (350,000 shares). Crystallex also issued warrants and special warrants during 2003 for the following main activities: 13.9 million warrants and special warrants issued for cash; 900,000 common share warrants issued for consulting fees and 450,000 warrants issued as part of the convertible note financing noted above. Payment of various fees in common shares during the first nine months of 2003 reflects Crystallex’s previous lack of liquidity. Equity financings since August 2003 (including the recent $115 million common share financing) have significantly improved Crystallex’s liquidity and it is now Crystallex’s intention to use cash rather than common shares to meet its obligations.

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

C.	Research and Development, Patents and Licenses, etc.

Not Applicable.

D.	Trend Information

Not Applicable.

E.	Off-balance Sheet Arrangements

Crystallex had no off-balance sheet arrangements as of December 31, 2003.

Back to Contents

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by Period

	Total	Less than 1	1-3	3-5	More than

Long-term Debt Obligations (See Note 8 to Notes to Financial Statements) Bank Loan	$9,708,750	$1,335,344	$8,373,406	—	—
Interest Payable (2)	$650,000	$350,000	$300,000	—	—

Operating Lease Obligations (See Note 15 to Notes to Financial Statements)	$906,000	$204,000	$564,000	$138,000	—

Precious Metal Contracts (1) (See Note 15 to Notes to Financial Statements)
(i) Fixed Forward Contracts	125,856 oz @ average US$305 per oz.	43,430 oz @ average US$300 per oz.	82,426 oz @ average US$307 per oz.		—

(ii) Written Call Options	224,169 oz @ average US$303 per oz.	127,237 oz @ average US$298 per oz.	96,932 oz @ average US$310 per oz.		—

Commodity Contract obligation	$40,576,869	$20,144,892	$20,431,977	—	—
Bonds Letter of Credit (See Note 16 to Notes to Financial Statements) Performance Bond	$4,750,000	Contingent	Contingent	Contingent	Contingent

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

“Deloitte & Touche LLP”

Chartered Accountants

Toronto, Ontario
April 14, 2004

Back to Contents

Page

Consolidated Balance Sheet	F-1
Consolidated Statements of Operations	F-2
Consolidated Statements of Cash Flows	F-3
Consolidated Statements of Shareholders’ Equity	F-4 — F-5
Notes to the Consolidated Financial Statements	F-6 — F-43

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Expressed in Canadian Dollars)

	2003	2002

Assets
Current
Cash and cash equivalents	$33,863,448	$5,695,130
Accounts receivable — trade	1,112,563	2,332,437
Accounts receivable — other (Note 14)	2,700,000	—
Production inventories (Note 4)	2,263,767	8,544,920
Prepaid expenses and other	1,219,029	745,730
Due from related parties (Note 10)	—	88,164

	41,158,807	17,406,381
Investment (Note 5)	—	729,329
Property, Plant and Equipment (Note 6)	132,171,443	154,303,830
Deferred Charge (Note 15)	—	7,765,576
Deferred Financing Fees (Note 7)	194,598	2,162,868

Total Assets	$173,524,848	$182,367,984

Liabilities
Current
Accounts payable and accrued liabilities	$9,005,683	$17,385,724
Due to related parties	—	245,925
Current portion of deferred credit (Note 15)	26,117,994	11,401,347
Current portion of long-term debt (Note 8)	1,335,344	7,850,256

	36,459,021	36,883,252
Reclamation Provision	—	1,048,726
Long-term Debt (Note 8)	8,373,406	26,206,277
Deferred Credit (Note 15)	26,490,059	35,001,677

	71,322,486	99,139,932

Minority Interest	143,517	143,517

Commitments and Contingencies (Note 15)

Shareholders’ Equity Share Capital (Note 9)	257,149,521	193,349,000
Special Warrants (Note 9)	16,282,987	4,557,450
Equity Component of Convertible Notes (Note 8)	—	3,878,322
Contributed Surplus (Note 9)	36,007,442	5,801,535
Deficit	(207,381,105)	(124,501,772)

	102,058,845	83,084,535

	$173,524,848	$182,367,984

(Signed) “Todd Bruce”, Director

(Signed) “Johan van’t Hof”, Director

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2003	2002	2001

Mining Revenue	$15,566,511	$13,317,819	$16,005,855

Operating Expenses
Operations	16,240,363	15,191,619	11,696,769
Amortization	1,419,589	1,091,823	1,300,675
Depletion	2,761,533	2,132,964	2,214,550

	20,421,485	18,416,406	15,211,994

Operating (Loss) Income	(4,854,974)	(5,098,587)	793,861

Other Expenses
Amortization	365,135	329,288	471,530
Interest on long-term debt	1,299,928	2,148,453	984,631
General and administrative	22,387,757	8,985,885	4,767,348

	24,052,820	11,463,626	6,223,509

Non-Hedge Derivative Loss (Note 15)	(21,684,044)	(34,810,096)	(310,822)

Loss Before Other Items	(50,591,838)	(51,372,309)	(5,740,470)

Other Items
Interest and other income	263,631	77,509	107,325
Foreign exchange (loss) gain	(4,467,528)	918,078	(1,947,803)
Loss on sale and write-down of marketable securities	(216,486)	(210,572)	(2,003,338)
Write-down of mineral properties (Note 6)	(23,014,421)	(2,134,678)	(25,001,776)
Minority interest	—	—	169,800

	(27,434,804)	(1,349,663)	(28,675,792)

Loss from Continuing Operations	(78,026,642)	(52,721,972)	(34,416,262)
Loss from Discontinued Operations (Note 14)	(4,027,210)	(3,737,840)	(8,136,179)

Net Loss for the Year	$(82,053,852)	$(56,459,812)	$(42,552,441)

Basic Net Loss Per Share
Continuing operations	$(0.67)	$(0.63)	$(0.50)
Discontinued operations	(0.03)	(0.04)	(0.12)

	$(0.70)	$(0.67)	$(0.62)

Basic Weighted Average Number of Shares Outstanding	118,309,198	84,441,287	69,117,738

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

Supplemental disclosure with respect to cash flows (Note 12)

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

2. Significant Accounting Policies

Basis of presentation of consolidated financial statements

The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in Note 18, conform in all material respects with accounting principles generally accepted in the United States of America.

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

3. RESTATEMENTS

In May 2003, the Company issued its consolidated financial statements for the year ended December 31, 2002 which included restatements as summarized in paragraphs 3(a) through (i), reflected in the tables below.  Subsequent to the issuance of those consolidated financial statements, a further restatement was identified as summarized in paragraph 3(j) below, relating to commodity derivative contracts.

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

3. RESTATEMENTS — (Continued)

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

3. RESTATEMENTS — (Continued)

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

3. RESTATEMENTS — (Continued)

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

3. RESTATEMENTS — (Continued)

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

3. RESTATEMENTS — (Continued)

(f)	Minority interest

During fiscal 2001, upon the acquisition of the 79.4% interest in El Callao, the Company recorded the acquisition using the purchase accounting method.  Upon review, management has revised its purchase equation, which resulted in a reduction in the fair value assigned to both the plant and equipment acquired and the minority interest share therein by $8,738,994, respectively.

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

3. RESTATEMENTS — (Continued)

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

4. Production Inventories

	2003	2002

Gold in dore	$847,800	$870,186
Gold in process	208,375	663,882
Stockpiled ore	230,994	141,117
Consumables and spare parts	976,598	6,869,735

	$2,263,767	$8,544,920

5. Investment

The Company acquired the common shares of a publicly listed company in prior years, with the intention of holding these shares as a long-term investment. These shares were disposed of during 2003. The quoted market value of the long-term investment at December 31, 2002 was $816,000.

6. Property, Plant and Equipment

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

6. Property, Plant and Equipment — (Continued)

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
DECEMBER 31, 2003, 2002 AND 2001

6. Property, Plant and Equipment — (Continued)

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

On September 17, 2002, the Company entered into a non-assignable mining agreement (the “Agreement”) with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. The Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions (Note 15).

The aggregate cost incurred by the Company to December 31, 2003 to obtain the right to exploit the area is $94,055,652, represented by $72,184,179 of payments in cash and $21,871,473 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders’ fees of $46,743,852 ($32,280,068 cash; and $14,463,784 through shares) and professional fees and related expenses of $47,311,800 ($39,904,111 cash; and $7,407,689 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (law firms, partners of whom are directors of the Company — Note 10) of $3,895,582 during the year ended December 31, 2003 (2002 — $13,144,975; 2001 — $3,129,283) and travel and administrative costs of $454,007 during the year ended December 31, 2003 (2002 — $409,489; 2001 — $325,728).

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
DECEMBER 31, 2003, 2002 AND 2001

6. Property, Plant and Equipment — (Continued)

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

7. Deferred Financing Fees

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

8. Long-term Debt

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
DECEMBER 31, 2003, 2002 AND 2001

8. Long-term Debt — (Continued)

Company’s ability to enter into agreements relating to the sale or purchase of gold. This loan was settled in full during 2003.

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

Certain loan repayments have been made by the issuance of Crystallex common shares (Note 12). These shares are subject to an orderly disposition agreement with SBL, which amongst other conditions, specifies that any gain/loss on final disposition of the shares issued is for the Company’s account. Any ultimate gain is to be applied to further loan repayments or settling of derivative contracts. As at December 31, 2003, SBL had 2,099,734 common shares issued in relation to the Agreement on which there exists an unrealized gain of approximately U.S. $4,000,000.

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

9. Share Capital

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

9. Share Capital — (Continued)

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

9. Share Capital — (Continued)

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

9. Share Capital — (Continued)

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

9. Share Capital — (Continued)

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

10. Related Party Transactions

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

11. Income Taxes

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

12. Supplemental Disclosures with Respect to Cash Flows

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

13. Segmented Information

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

13. Segmented Information — (Continued)

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

13. Segmented Information — (Continued)

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

13. Segmented Information — (Continued)

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

14. Discontinued Operations

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

$906,000

Las Cristinas Properties

The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 6). The rights to develop the Las Cristinas deposits have been subject to various legal proceedings. Crystallex cannot predict the outcome of the various legal actions and cannot provide assurance that any legal challenge by the third parties will not impact its right to develop the deposits granted by the CVG pursuant to the agreement.

The agreement does not transfer any property ownership rights to Crystallex (Note 6) and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

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

16. Risk Management — (Continued)

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

17. Events Subsequent to December 31, 2003

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

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Form 20-F/A-No. 2 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Crystallex International Corporation

By:	/s/ Daniel R. Ross
Daniel R. Ross Executive Vice-President, Corporate Counsel, Secretary, and Director

Date: October 21, 2004

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

Back to Contents

CERTIFICATION

I, Todd Bruce, the President and Chief Executive Officer of Crystallex International Corporation (the “registrant”), certify that:

1.      I have reviewed this Annual Report on Form 20-F/A-No. 2 for the year ended December 31, 2003, of the registrant;

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

Date: October 21, 2004

/s/ Todd Bruce
Todd Bruce President and Chief Executive Officer

Back to Contents

CERTIFICATION

I, Borden D. Rosiak, the Chief Financial Officer of Crystallex International Corporation (the “registrant”), certify that:

1.      I have reviewed this Annual Report on Form 20-F/A-No. 2 for the year ended December 31, 2003, of the registrant;

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

Date: October 21, 2004

/s/ Borden D. Rosiak
Borden D. Rosiak Chief Financial Officer