Form 20-F/A
period 2003-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2005-02-18
CIK 912500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A – No. 3

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to

Commission file number: 1-14620

CRYSTALLEX INTERNATIONAL CORPORATION
(Exact name of Registrant as specified in its charter)

Crystallex International Corporation
(Translation of Registrant's name into English)

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

Note: Unless otherwise indicated, all amounts in this annual report and exhibits thereto are stated in Canadian dollars. At May 3, 2004, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was one Canadian dollar equalled $0.728 United States Dollars. (See Item 3.A, Key Information – Selected Financial Data, for further information.)

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

iii

Back to Contents

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

Month and Year	High per	Low per	Average per
	Month	Month	Month

November 2003	1.3362	1.2930	1.3130
December 2003	1.3405	1.2923	1.3128
January 2004	1.3340	1.2690	1.2958
February 2004	1.3442	1.3108	1.3299
March 2004	1.3437	1.3080	1.3286
April 2004	1.3711	1.3101	1.3721

Years	Average of Exchange
Rates on Last Days of
Month for Each Year

2003	1.4012
2002	1.5702
2001	1.5484
2000	1.4873
1999	1.4827

As of May 3, 2004, the exchange rate was CDN $1.3740 for US$1.00.

Source- Federal Reserve Bank of New York

Back to Contents

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

Selected Consolidated Financial Data in Canadian Dollars
(Canadian GAAP)

	For Year	For Year	For Year	For Year Ended	For Year
		Ended	Ended		Ended
	Ended	December 31,	December	December 31,	December 31,
	December	2002(1)	31, 2001(1)	2000(1)	1999(2)
	31, 2003	(as restated)	(as restated)	(as restated)	(as amended)

Income Statement Data
Mining Revenue(3)	15,566,511	13,317,819	16,005,855	8,507,733	—

Income (loss) before Income Taxes from
– Continuing Operations	(78,026,642)	(52,721,972)	(34,416,262)	5,150,460	—
– Discontinued Operations	(4,027,210)	(3,737,840	(8,136,179)	(601,600)	(618,936)

Income Taxes	—	—	—	—	—

Net Income (loss)	(82,053,852)	(56,459,812)	(42,552,441)	4,548,860	(618,936)

Net Income (loss) per Common Share – Basic
– Continuing Operations	(0.67)	(0.63)	(0.50)	0.09	(0.00)
– Discontinued Operations	(0.03)	(0.04)	(0.12)	0.00	(0.00)

– Net Income (loss) per Common Share	(0.70)	(0.67)	(0.62)	0.09	(0.00)

Weighted Average Number of Shares Outstanding – Basic	118,309,198	84,441,287	69,117,738	52,965,842	39,308,858

Balance Sheet Data
Cash and Short-Term Investments	33,863,448	5,695,130	14,409,831	4,418,442	6,652,863
Working Capital (Deficiency)	4,699,786	(19,596,429)	9,261,655	5,528,714	6,701,812
Total Assets	173,524,848	182,367,984	166,980,682	165,561,727	110,841,419
Long-Term Debt	8,373,406	26,206,277	25,216,992	32,656,570	16,848,835
Shareholders’ Equity	102,058,845	83,084,535	103,281,456	107,198,254	75,355,365

(1)	Refer to Note 3 of the 2003 consolidated financial statements which are included as part of this filing.
(2)	As amended to reflect impact of subsequent years’ restatements.
(3)	Mining Revenue does not include amounts from Discontinued Operations.

Back to Contents

Crystallex has not paid any dividends since its incorporation.

Had the consolidated financial statements of Crystallex been prepared in accordance with accounting principles generally accepted in the United States, certain selected financial data would have been reported as shown on the following table:

	Selected Consolidated Financial Data in Canadian Dollars (U.S. GAAP)

	For Year Ended December 31, 2003	For Year Ended December 31, 2002(1) (as restated)	For Year Ended December 31, 2001(1) (as restated)	For Year Ended December 31, 2000(1) (as restated)	For Year Ended December 31, 1999(2) (as amended)

Income Statement Data
Mining Revenue(3)	15,566,511	13,317,819	16,005,855	8,507,733	—

Loss before Income Taxes Under U.S. GAAP from
– Continuing Operations	(90,650,590)	(96,188,889)	(50,875,108)	(12,578,038)	(8,704,533)
– Discontinued Operations	(4,027,210)	(3,737,840)	(8,136,179)	(601,600)	(618,936)

Income Taxes	—	—	—	—	—

Net Loss	(94,677,800)	(99,926,729)	(59,011,287)	(13,179,638)	(9,323,469)

Net Loss per Common Share – Basic
– Continuing Operations	(0.78)	(0.14)	(0.73)	(0.25)	(0.22)
– Discontinued Operations	(0.03)	(0.04)	(0.12)	(0.00)	(0.02)

Net loss per Common Share	(0.81)	(0.18)	(0.85)	(0.25)	(0.24)

Weighted Average
Number of Shares
Outstanding – Basic	118,309,198	84,441,287	69,117,738	52,965,842	39,308,858

Balance Sheet Data
Cash and Short-Term Investments	33,863,448	5,695,130	14,409,831	4,418,442	6,652,863
Working Capital (Deficiency)	4,699,786	(19,578,100)	9,296,642	5,569,272	6,701,812
Total Assets	69,282,525	82,081,263	109,403,438	108,653,155	79,179,469
Long-Term Debt	8,373,406	27,336,997	22,583,353	32,656,570	16,848,835
Shareholders’ Equity	(2,183,478)	(18,332,906)	48,337,851	61,553,376	43,693,415

(1)	Refer to Notes 3 and 18 to the 2003 consolidated financial statements which are included as part of this filing.
(2)	As amended to reflect impact of subsequent years’ restatements.
(3)	Mining Revenue does not include amounts from Discontinued Operations.

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

The rights of Crystallex to develop the Las Cristinas 4, 5, 6 and 7 deposits (the “Las Cristinas Deposits”) are derived from: (a) a presidential decree which authorized the MEM to contract for the exploitation of the Las Cristinas Deposits and an agreement between the MEM and the CVG authorizing the CVG to enter into a mine operation agreement with a third party and (b) a mine operation agreement between the CVG and Crystallex dated September 17, 2002 (the “MOA”). Under the terms of the MOA, the administration of the Las Cristinas Deposits relating to gold, including its exploration, development, exploitation, commercialization and sale, has been granted exclusively to Crystallex as provided by the mining law of Venezuela. The CVG had previously entered into a mining contract with Minera Las Cristinas, C.A. (“MINCA”) to develop the Las Cristinas Deposits (the “MINCA Contract”). MINCA produced no gold and suspended its development activities on the Las Cristinas Deposits. As a result, the CVG noted MINCA in default of its agreement and subsequently terminated the MINCA Contract. Thereafter, the CVG entered into the MOA with Crystallex. (See Item 4D, “Information on Crystallex – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7,” beginning on page 22.) MINCA has claimed that the cancellation of the MINCA Contract was illegal and has commenced legal actions in Venezuela disputing the CVG’s legal authority for cancelling the MINCA Contract and entering into the MOA. Crystallex cannot predict the outcome of the various MINCA legal actions or any impact that these actions could have on mining rights under the MOA, including whether these actions could lead to the termination of Crystallex’s rights under the MOA.

Back to Contents

Should these rights under the MOA be terminated, Crystallex would be required to write off its carrying value in Las Cristinas, which was approximately $94 million as of December 31, 2003.

Crystallex’s mining rights are contractual and may be terminated in the event of breach of the MOA.

Under the MOA, and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas Deposits belongs to the Republic of Venezuela. The MOA does not transfer any property ownership rights to Crystallex, and the right of Crystallex to develop the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the MOA. (See Item 4D, “Information on Crystallex – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7,” beginning on page 22.) Among other things, the MOA requires that Crystallex make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits; design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale; put into production the Las Cristinas mining project by May 16, 2004; and return the mine, its installations, and equipment to the CVG upon termination of the MOA. On March 8, 2004, the CVG, acting under its mandate from the MEM and as the authorized agency of the Republic of Venezuela, approved the full feasibility study for the Las Cristinas project including the development plan and timeline presented thereunder. Upon receiving such approval, Crystallex immediately commenced exploition of the Las Cristinas Deposits, as contemplated by Article 58 of the Venezuelan Mining Law and consistent with the provisions of the MOA, with the initiation of the first phase of the development. This included the granting of its EPCM contract, the commencement of geotechnical drilling, the filing of permit applications and the refurbishment of the mining camp. The right of Crystallex to develop the gold contained in the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the MOA. In the event of a breach of the MOA which was not cured by Crystallex, such breach could result in the CVG having the right to terminate the MOA.

Back to Contents

Crystallex requires additional funding to develop its mining properties, and lack of funding may delay or reduce mining activities and may result in default in performance under and termination of the MOA.

Under the terms of the MOA, Crystallex is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the MOA. In order to develop the Las Cristinas project and its other mining projects, Crystallex will need to raise additional financing which may include one or more of non-recourse project debt, mezzanine debt and additional equity financing. (See Item 5, “Operating and Financial Review and Prospects – Financial Overview – Liquidity and Capital Resources,” page 53.) Given the fact that the MOA maintains ownership rights in the CVG, that Crystallex’s rights under the MOA are not assignable without consent, that a third party has filed court actions in Venezuela alleging that it has the right to mine the Las Cristinas Deposits, and the Las Cristinas Deposits are located in an area where mining rights may be restricted, sufficient additional financing may not be available to Crystallex. Crystallex currently has limited financial resources, and its failure to obtain such additional financing could result in the delay or indefinite postponement of the exploration and development of Crystallex’s mining projects and could lead to Crystallex defaulting under the MOA.

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

Back to Contents

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

Gold prices historically have fluctuated widely and are affected by numerous external factors beyond Crystallex’s control. Between 1998 and 2003, the gold price fluctuated from a low of U.S.$253 to a high of U.S.$416. (See Item 4B, “Information on Crystallex – Business Overview – The Gold Market,” page 18.) On May 3, 2004, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$391.25 per ounce.

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

Back to Contents

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

Crystallex has entered into forward contracts and written call options to sell a portion of the gold that it anticipates it will produce at its mines. These contracts obligate Crystallex to sell the gold at a price set when it enters into the contract, regardless of the price when Crystallex actually produces the gold. Accordingly, there is a risk that the price of gold is higher at the time Crystallex produces the gold than when it enters into the contracts, so that Crystallex must sell the gold at a lower price than it could have received if it did not enter into the contracts. In addition, if Crystallex is not able to produce and deliver the amount of gold specified in the contracts, it may be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices or higher than Crystallex’s production costs. See Item 5, “Operating and Financial Review and Prospects – Financial Overview – Forward Sales and Written Call Options – Mark-to-Market (Fair Value),” page 52. Further, in respect of the forward contracts, the entity contracting to buy the gold from Crystallex could default, which means that if the contract price is higher than the market price at the time of delivery, Crystallex will not likely be able to resell the gold at the higher price.

Back to Contents

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

Political and related legal and economic uncertainty may exist in countries where Crystallex may operate. Crystallex’s mineral exploration and mining activities may be hurt by political instability and changes to government regulation relating to the mining industry. Risks of foreign operations may include political unrest, labor disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, changes to government regulation relating to the mining industry, foreign taxation, price and currency controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other nongovernmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt Crystallex’s mineral exploration and mining activities, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Back to Contents

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

Crystallex’s operations at the Tomi mine and the Revemin Mill account for all of Crystallex’s current mineral production and revenue. (See Item 4B, “Information on Crystallex – Business Overview – Activity on the Mining Properties,” pages 17-18.) Any adverse development affecting these operations would significantly hurt Crystallex’s financial performance and results of operations.

Back to Contents

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

Crystallex’s activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. (See Item 4.B, “Information on Crystallex – Business Overview – Government Regulation,” page 19, and Item 5B, “Operating and Financial Review and Prospects – Regulatory and Environment Risks,” beginning on page 59.) Environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental laws provide for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such laws may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental laws are evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future laws and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Crystallex’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, Crystallex must comply with standards, laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Crystallex does not maintain environmental liability insurance.

Back to Contents
Crystallex operations require additional permits and are subject to regulations. Compliance may involve significant costs or delays, and failure to comply may result in fines or suspension of its mining activities.

Government regulations significantly affect Crystallex’s mining operations. (See Item 4.B, “Information on Crystallex – Business Overview – Government Regulation,” pages 18-19.) Crystallex’s mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which Crystallex has properties regulates mining activities. Crystallex generally requires permits from authorities in these jurisdictions to authorize Crystallex’s operations. These permits relate to virtually every aspect of Crystallex’s exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Crystallex or its properties, which could significantly impact Crystallex’s current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time consuming process and Crystallex cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Crystallex from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

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

Back to Contents
Crystallex has incurred recent losses.

Crystallex incurred a net loss in 2003 and, after restatement of its consolidated financial statements for 2002 incurred net losses in each of 2002 and 2001. Crystallex’s profitability 12 depends, among other things, on the price of gold, the level of gold production, cash operating costs, the prices and production levels of by-product minerals and other factors discussed in “Risk Factors.” Substantially all of these factors are beyond Crystallex’s control. As part of the preparation of its audited financial statements for the year ended December 31, 2003 Crystallex undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. The review resulted in a $23.9 million write-down of mineral properties, of which $18.8 million was related to the La Victoria property and the balance to various exploration properties

Crystallex has two registration statements under review with the United States Securities and Exchange Commission (SEC) which could result in revised disclosure.

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

Crystallex’s business is dependent on retaining the services of a small number of key management personnel, namely Messrs. Bruce, Fung, Thomas, Rosiak, Ross and El-Alfy (See Item 6, “Directors, Senior Management and Employees,” beginning on page 61.) The success of Crystallex is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could significantly impair Crystallex’s ability in developing, exploring, acquiring, and funding mining properties. Crystallex does not maintain key employee insurance on any of its employees.

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

Back to Contents
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

ITEM 4 – INFORMATION ON CRYSTALLEX

A.	History and Development of Crystallex

Background

Crystallex is a corporation that operates under the Canada Business Corporation Act (“CBCA”) and trades as a public company on the TSX and the AMEX under the symbol “KRY”. Crystallex was incorporated under the Company Act (British Columbia), Canada on May 22, 1984 under the name of “Petroflame International Resources Ltd.” In January 1991, Petroflame changed its name to Crystallex and consolidated its share capital by way of a five to one share rollback (reverse stock split). On January 23, 1998, Crystallex’s corporate existence was continued under the CBCA , thereby bringing Crystallex under the jurisdiction of the CBCA as if it was originally incorporated under the CBCA.

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

Important Acquisitions and Divestitures Since January 1, 2000

In February 2001, Crystallex completed the acquisition of a controlling interest in Lo Increible, a 9,704 hectare pre-feasibility gold property located in Venezuela’s El Callao gold district. The acquisition was in the form of a share exchange take-over bid for the shares of El Callao Mining Corp. and the purchase of certain assets from its principal shareholder. Crystallex issued 2.4 million shares to acquire approximately 80% of the outstanding shares of El Callao Mining Corp. In addition, Crystallex paid US$7.6 million to purchase certain assets as well as El Callao Mining Corp. debt held by Bema Gold Corporation. (See Item 4.D, “Information on Crystallex – Property, Plants and Equipment – El Callao Properties – The Lo Increible Deposits.”)

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

Back to Contents

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

B.   Business Overview

Activity on the Mining Properties

Crystallex is a Canadian-headquartered gold producer with operations and exploration properties in Venezuela. Cyrstallex’s principal asset is the Las Cristinas Deposits, located in southeastern Venezuela. Crystallex’s medium term goal is to become a low cost, intermediate size gold producer with production exceeding 350,000 ounces of gold per year. Crystallex aims to achieve this goal over the next few years through the development of the Las Cristinas Deposits. Crystallex has signed the MOA which authorizes the development and exploitation of Las Cristinas. Crystallex has completed a positive Feasibility Study for Las Cristinas, which was approved by the CVG on March 8, 2004 and has awarded the EPCM contract for the construction of an open pit mine and 20,000 tonne per day gold processing facility. Gold production from Las Cristinas is expected in early 2006. During the initial years of the project life, the mine is forecast to produce over 300,000 ounces of gold per year at a cash cost of US$144 per ounce. Crystallex has also completed various social development infrastructure projects as required under the contract and is providing ongoing employment and jobs training. (See “Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7.”)

Back to Contents

Crystallex’s other principal mineral assets in Venezuela include the Tomi concession, the La Victoria concession and the Albino concession. In 2004, Crystallex plans to mine and process ore from open pit and underground mines on the Tomi concession, (see “Property, Plants and Equipment – The Tomi Concession.”). Crystallex is forecasting gold production of 50,000 ounces in 2004. Pending receipt of environmental permits, Crystallex also plans to commence the development of a small underground mine on the Albino concession during 2004, with production of 15,000-20,000 ounces of gold per year starting in 2005 (see “Property, Plants and Equipment – The Albino Concession.”). At the La Victoria open pit mine, operations have been suspended since the end of the third quarter of 2003 while Crystallex evaluates the Bio-Oxidation process in a pilot plant test for treating refractory ore and undertakes a drilling program aimed at increasing reserves (see “Property, Plants and Equipment – El Callao Properties – The Lo Increible Deposits.”) ..

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

Back to Contents

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

Review of Title to Properties

At the time that it acquires a mining property, Crystallex completes or causes to be completed due diligence on the property which, in the ordinary course, would include a review by local counsel of concession (title) rights, surface rights and mining contracts. Crystallex further obtains and relies upon detailed representations of vendors and, in some cases, legal opinions obtained from counsel for such vendors as a condition of closing. Crystallex has also customarily reviewed at the time of acquisition financing files and reports to lenders whose loans remain in place, in whole or in part, after acquisition. While such reports have been issued specifically to the lenders, they have provided support to Crystallex due diligence. Finally, since it has made some of its acquisitions through the purchase of shares (see, for example, the discussion in “Crystallex’s History and Development – Important Acquisitions Since January 1, 2000”), Crystallex has, prior to closing, had an opportunity to review in detail the records of the entity being acquired and interview key employees in respect of matters concerning title and mining contracts. However, despite these efforts, Crystallex can never be certain that it will have valid title to its mining properties (See Item 3, “Key Information - Risk Factors – Uncertainty with respect to title to remaining mineral properties may result in loss of mining rights without compensation for development expenditures.”)

Back to Contents

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

(1) Indirect subsidiary

The above table does not include Crystallex’s ownership interest in Las Cristinas 4 and 6 (see “Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7”) since Crystallex will develop the Las Cristinas gold deposits under the terms of its MOA with the CVG.

[Text continues on next page]

Back to Contents

D.	Property, Plants and Equipment

	Summary of Property Data (1) As of December 31, 2003

Property	Acreage (Hectares)	Proven & Probable Reserves (2), (3)	Gold Price for Reserve Calculation U,S$(4)	Contained Ounces	Stage/ Status	Date of Expected Production	Life of Reserves(5)

Las Cristinas 4,5,6,7 (CVG Contract)	4,000	246,000,000 tonnes @ 1.29 g/t	$325/oz	10,165,000	Development	2006	34 years

Albino Underground (Concession)	500	270,000 tonnes @ 12.0 g/t	$320/oz	104,400	Development	2005	5 years

Bolivar Goldfields:	500(6)

Tomi Underground (Concession)		140,000 tonnes @ 15.2 g/t	$320/oz	68,400	Production/ Active	Current	3 years

Tomi Open Pit (Concession)		300,000 tonnes @ 4.6 g/t	$325/oz	43,900	Production/ Active	Current	2 years

El Callao (Lo Increible):	9,704

La Victoria (Concession)		1,215,000 tonnes @ 5.2 g/t	$325/oz	202,600	Production Temporarily Suspended	Current	Not determined

Lo Increible 2, 4(a), 4(b), 4(c), 4(d) (CVG Contract)		Not Applicable	Not Applicable	Not Applicable	Exploration	Not Determined	Not Determined

(1)	Does not include Crystallex’s interest in the Mineiro Concession, Knob Hill Property and other properties, the carrying value of which was written down to zero at year end 2002. Also does not include Crystallex’s interest in the Santa Elena, San Miguel and Carabobo concessions, the carrying value of which was written down to zero at year end 2003.
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

Back to Contents

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

The principal provisions of the MOA include:

•	All reserves and production are for the account of Crystallex. However, the MOA does not transfer any property ownership rights to Crystallex.

•	Initial term of 20 years, with two renewal terms, each for ten years.

•	Compensation to the CVG consists of the following:

	—	US$15 million (which was paid by Crystallex in the third quarter of 2002) for the use of reports, data and existing infrastructure.

	—	A royalty based upon the value of monthly gold production as follows:

		i.	a royalty of 1% at a gold price less than US$280 per ounce;
		ii.	a royalty of 1.5% at gold prices from US$280 to less than US$350 per ounce;
		iii.	a royalty of 2% at gold prices from US$350 to less than US$400 per ounce; and
		iv.	a royalty of 3% at gold prices greater than US$400 per ounce.

	—	An Exploitation Tax, established by Venezuelan mining law and payable to the Republic of Venezuela, equivalent to 3% of the value of gold produced.

Back to Contents

•	The CVG is responsible for obtaining all environmental and mining permits, with Crystallex providing any necessary technical information to support the permit applications. (Application and supporting studies have been filed by the CVG to obtain environmental and mining permits. Approvals are pending.)

•	Throughout the term of the MOA, Crystallex will provide certain special programs which are intended to create employment for the region and provide training programs, provide technical assistance to local small miners associations, improve community health care facilities and make various infrastructure improvements to water sewage and roads. Crystallex agreed to hire 75 employees by the end of 2002 and an additional 50 employees by the end of 2003. (Crystallex has fulfilled all social benefit obligations required to date under the MOA including housing, sewerage systems, water systems, road improvements, improvement of medical facilities and provision of medical supplies.)

•	Crystallex presented a full Feasibility Study to the CVG for its approval on September 10, 2003, in accordance with the MOA. The CVG approved the Feasibility Study on March 8, 2004.

•	Crystallex must make all the investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant, process gold for its subsequent commercialization and sale, and to return the mine, its installations and equipment to the CVG upon termination of the MOA. (Crystallex has commenced first phase development with granting of its EPCM contract to SNCL, the commencement of the permitting process, the commencement of geotechnical drilling and the refurbishment of the construction camp.)

•	Crystallex will supply performance bonds related to construction and labor obligations and to support compliance with environmental requirements

•	Crystallex must provide and maintain until the start of commercial production a bond for the performance of its obligations under the MOA in an amount equal to approximately US$4.6 million. (The bond is in place.)

•	Crystallex will prepare and present to the CVG for approval annual production plans as well as plans of exploitation for the life of the Las Cristinas Deposits. The plans are to include volume of production and other pertinent aspects of development including environmental protection and security.

Back to Contents
•	Should Crystallex fail to fulfill the annual production or grade average contemplated by the annual production plan for reasons other than as contemplated by the MOA or force majeure, Crystallex is required to compensate the CVG for lost profits (royalties) otherwise payable.

•	The CVG may terminate the MOA unilaterally in the event of the inactivity of the project for a period of one year without just cause.

•	Each party may terminate the MOA upon a breach of the MOA by the other party, subject to providing the other party with written notice of such breach and providing a 90 day curative period.

•	Crystallex’s annual production commitment will be based upon the annual production plan to be approved by the CVG.

•	Crystallex will be the sole employer of personnel at the project site, will be responsible for compliance with labor laws, and has agreed that at least 90% of the employees for the project will be Venezuelan.

•	Crystallex may not assign, directly or indirectly, any of its rights under the MOA or delegate any of its obligations under the MOA. The MOA does not grant CVG any termination or other rights on a change of control of Crystallex.

In accordance with the MOA, Crystallex formally took possession of the Las Cristinas properties on September 30, 2002, and also acquired from the CVG the use of certain assets related to the Las Cristinas Deposits, including drilling data, core samples, technical studies and certain other information.

[text continues on next page]

Back to Contents
Las Cristinas Highlights

Location	•	Located in Bolivar State in southeast Venezuela, approximately 360 kms by paved highway from Puerto Ordaz, a major industrial city and port.
	•	Property is accessed by a 19 km road from the main highway.

Process	•	Open pit mining and conventional carbon-in-leach gold recovery.
	•	Initial processing rate of 20,000 tonnes per day.
	•	Excellent infrastructure with a 400 kV power line paralleling the main highway and a new substation constructed 6 kms from the project site.

Reserves	•	Proven and Probable reserves of 10.2 million ounces calculated at a US$325 per ounce gold price.

Work Progress	•	Positive feasibility completed September 2003. CVG approval of the Feasibility Study received March 8, 2004.
	•	Awarded an Engineering, Procurement and Construction Management contract to SNC-Lavalin in March 2004.
	•	EIS completed and formally submitted to the CVG and the Ministry of Environment and Natural Resources (MARN) on April 15, 2004.
	•	Ongoing infill drill program.
	•	Ongoing social development program, including jobs training and local infrastructure projects. Completed housing, sewerage, water treatment and road upgrade commitments under the MOA.

Path Forward	•	Detailed engineering has commenced.
	•	Planning for preliminary construction activities, including site clearing and road upgrading in the third quarter of 2004.
	•	Full construction to commence following receipt of permits, expected later in 2004.

Production	•	Production targeted to start in the first quarter of 2006.
Timeline

Production	•	At 20,000 tonnes per day, for first five years gold production Forecast averages 311,000 ounces per year at an average total cash cost of US$144 per ounce. For the life of mine, production averages 266,000 ounces per year at an average total cash cost of US$196 per ounce.
Forecast

Capital Cost	•	US$282 million (includes US$39 million of refundable VAT)
Estimate

Financing Plan	•	Financing structure expected to be a combination of project debt and equity.
	•	Closed a C$115 million equity financing. Plan to raise the balance of the equity requirement later in 2004 or early 2005.
	•	BNP Paribas engaged as project finance debt advisor. Expect to close a project debt facility with a syndicate of commercial banks and possibly export credit agencies during 2005.

Back to Contents
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

Back to Contents

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

Back to Contents

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

Back to Contents

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

On January 26, 2004, the mayor of the Municipality of Sifontes and the Governor of Bolivar State presented Crystallex and the Las Cristinas Project with the “Orden (Order of) General Dimingos Sifontes – Primera Clase”. This annual award is the highest award bestowed by the Municipality and recognizes Crystallex’s contribution to the Municipality and its residents.

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

Back to Contents

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

Key project highlights comparing the 20,000 tpd and 40,000 tpd operations are tabled below:

[table begins on next page]

Back to Contents

	20,000 TPD	40,000 TPD

Reserves[1] (at $325 per ounce)	246 million	297 million
	tonnes @ 1.29 g/t	tonnes @ 1.17 g/t

	10.2 million	11.1 million
	ounces	ounces

Mine Life	34 Years	21 Years
Strip Ratio	1.34	1.04
Metallurgical Recovery	89%	89%

Average Annual Production – Life of Mine	266,000	490,000
Average Annual Production – First Five Years	311,000	549,000

Average Cash Cost with Royalties – Life of Mine	$197/oz	$193/oz

Average Cash Cost with Royalties – First Five Years	$144/oz	$153/oz

Average Operating Cost – Life of Mine	$6.70/t ore	$5.97/t ore

Development Capital Cost	$243 million	$365 million
VAT Estimate	$39 million	$59 million

Cumulative Free Cashflow @ $325 Gold	$742 million	$745 million
Cumulative Free Cashflow @ $375 Gold	$1.2 billion	$1.2 billion

IRR @ $325 Gold Pre-Tax	13.8%	16.8%
IRR @ $325 Gold After-Tax	10.5%	12.1%

IRR @ $375 Gold Pre-Tax	19.4%	24.3%
IRR @ $375 Gold After-Tax	14.6%	17.5%

1	Mineral reserve estimates in the Feasibility Studies have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy, and Petroleum as adopted by the Canadian Securities Regulators in National Instrument 43-101 and also meet SEC Industry Guide 7 reserve definitions.

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

Back to Contents

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

Back to Contents

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

The main mineralized system, known as the La Conductora – Aguao 2 shear, is a 2 meter to 15 meter wide ductile-brittle zone of mineralization which has been traced by drilling over a strike length of 750 meters and to vertical depths of 250 meters. The mineralized system is open at depth and to the southwest. The shear zone, which dips moderately to the northwest, is developed near the contact between supracrustal rocks and dioritic intrusives. Gold mineralization within the northern portion of the shear zone occurs within a pervasively silicified, pyritized and carbonatized mylonite zone, locally cut by quartz veins and quartz-carbonate veinlets. The southern two-thirds of the shear zone are characterized by the presence of thick auriferous quartz veins within envelopes of mineralized schist. The highest gold values within the La Conductora-Aguao shear correlate with quartz-albite veinlets and pyrite content.

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

Back to Contents

Ore Reserves

Ore reserves (proven and probable) estimated at December 31, 2003 using a $320 per ounce gold price are summarized below:

	Ore Tonnes (000’s)	Grade (g/t)	Contained Gold (ozs)

Proven	121	12.0	46,700
Probable	149	12.1	57,700

Total	270	12.0	104,400

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

Bolivar Goldfields Properties – The Tomi Mining Concession and Revemin Mill

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

Gold mineralization on the property is essentially confined to zones of intense folding and shearing within the gabbroic sills. At MacKenzie, Charlie Richards and Milagrito gold mineralization consists of quartz-veined, silicified, carbonatized and pyritized zones occurring along the hinges and limbs of antiforms plunging 45o to the east. At Fosforito, gold mineralization occurs along an easterly dipping shear zone.

Back to Contents

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

Back to Contents

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

Revemin Mill Production

100% Basis	2003	2002	2001

Revemin Mill
La Victoria Ore Processed (tonnes)	89,025	326,572	297,000
Tomi Open Pit Ore Processed (tonnes)	247,644	27,998	122,000
Tomi Underground Ore Processed (tonnes)	11,070	0	0
Purchased Ore Processed (tonnes)	22,537	12,339	19,000

Total Ore Processed (tonnes)	370,276	366,909	438,000
Head Grade of Ore Processed (g/t)	3.51	3.0	3.4
Total Recovery Rate (%)	84%	79%	90%
Total Gold Recovered (ounces)	35,244	27,791	42,690

Venezuela – Costs (US$/ounce)[1]

Total Cash Cost Per Ounce Sold	$378	$346	$178
Cost Per Tonne of Ore Processed	$9.91	$10.50	$9.08

1	Ore from Tomi, La Victoria and purchased material is processed at Crystallex’s Revemin mill.

Back to Contents

El Callao Properties – The Lo Increible Deposits

The Lo Increible gold property is located adjacent to Crystallex's Revemin mill in El Callao. The project consists of two adjacent claims aggregating 9,704 hectares. Six deposits have been identified on the property, the largest of which is the La Victoria deposit. Crystallex acquired the project through a take-over bid for all of the shares of El Callao Mining Corporation and the purchase from Bema Gold Corp. of both US$16 million of debt that El Callao Mining owed to Bema Gold and Bema Gold’s royalty on the project's cash flow. Crystallex indirectly owns 51% of the Lo Increible project and the right to increase its ownership to 70%, and the remaining 49% ownership is currently controlled by Venezuelan partners unrelated to Crystallex. Crystallex and its Venezuelan partners have agreed that the net income from the Lo Increible Project is applied to the reduction of debt owing to Crystallex in amounts ranging from 50% to 75% of such net income.

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

Back to Contents

Crystallex is currently undertaking a 7,500 meter drill program. A new reserve estimate and mine plan is expected to be completed upon completion of the drill program and the Bio-oxidation pilot plant program. (See Item 4D, “Property, Plants and Equipment, Las Cristinas 4, 5, 6 and 7 – Current Operations La Victoria.”)

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

La Victoria is the largest deposit identified to date on the property. It consists of several stacked mineralized zones that dip 35q to the east and have been traced for 750 metres along strike. The main zone of mineralization ("Main Zone") has an average true thickness of 20 metres and is characterized by a pinch-and-swell distribution of gold mineralization. La Cruz deposit consists of subparallel shear-hosted mineralized bodies dipping 60q to the southeast. The best developed zone within this deposit is 3 m to 25 m thick and has been traced for 600 m along strike. El Tapon and La Sofia are rod-like deposits with average thicknesses of 9 m to 12m. They have been traced 200 m to 250 m down-plunge. The La Loca deposit is a shallow dipping (35o), 5 m to 10 m thick mineralized zone with a known strike length of 100 m. The El Extranjero deposit comprises two steeply dipping mineralized zones ranging in thickness from 2 m to 20 m. To date the deposit has been traced over 250 m along strike and 120 m down dip.

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

Back to Content

Mineralized material at the five other Lo Increible deposits (LC, T, S, LL, E) do not qualify as reserves for United States reporting purposes, under SEC Industry Guide 7.

For purposes of determining reserves for La Victoria, drill sections are spaced 25 to 50 meters apart, and the drill spacing within the sections is in the range of 25 to 50 meters.

Current Operations La Victoria

100% Basis	2003	2002	2001

La Victoria (51% Crystallex)[1,2]
Tonnes Ore Mined[2]	86,078	333,857	260,098
Tonnes Waste Mined	461,163	937,949	613,210
Tonnes Ore Processed	89,025	326,572	297,000
Average Grade of Ore Processed (g/t)	2.84	2.8	3.1
Recovery Rate (%)	68%	76%	90%

Production (ounces)	5,564	22,548	26,504

1	Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. However, Crystallex has an 87.5% share of the distributable cashflow from Osmin until the first US$4.0 million of debt owing from Osmin is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $30.6 million at December 31, 2003) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.
2	Crystallex commenced mining at La Victoria in April 2001.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

Financial Results Overview

	2003	2002	2001

Operating Statistics
Venezuela Gold Production	35,244	27,791	42,690
Uruguay Gold Production[1]	41,729	66,832	66,957
Total Gold Production (ounces)	76,973	94,623	109,647
Total Cash Cost Per Ounce Sold[2,3]	US$378	US$346	US$178
Average Realized Price Per Ounce[3]	US$363	US$310	US$242
Average Spot Gold Price Per Ounce	US$363	US$310	US$271

Financial Statistics (C$ thousands)
Revenues[3,4]	$15,567	$13,318	$16,006
Cash Flow from Operating Activities[3,5]	($34,308)	$(4,549)	$4,318
Net Loss[4]	($82,054)	$(56,460)	$(42,552)
Net Loss per Basic Share[4]	($0.70)	$(0.67)	$(0.62)
Weighted Average Number of Common Shares Outstanding	118,309,198	84,441,287	69,117,738

1	Includes nine months production from San Gregorio in 2003. On the Financial Statements, San Gregorio is accounted for as a Discontinued Operation.
2	This is a non-GAAP measure. For an explanation of Total Cash Costs refer to the section of Non-GAAP measures.
3	From continuing operations only (excludes San Gregorio).
4	Restated to reflect adjustments for 2002 and 2001 as outlined in Note 3 of the December 31, 2003 consolidated financial statements.
5	Includes Working Capital changes, before capital expenditures.

Back to Contents

During 2003, Crystallex incurred a net loss of $82.1 million, or $0.70 per share as compared with a restated net loss of $56.5 million, or $0.67 per share in 2002. The larger net loss in 2003 was primarily attributable to a non-cash charge of $23.0 million for a write-down of mineral properties (of which $18.8 million relates to the La Victoria property), an increase in general and administrative expenses from $9.0 million to $22.4 million, and a foreign exchange loss of $4.5 million. The foreign exchange loss was due to the impact of the weakening of the U.S. dollar on Crystallex’s Canadian dollar obligations. These items were partially offset by a reduction in the non-hedge derivative loss to $21.7 million in 2003 as compared with a restated $34.8 million loss in 2002.

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

Income Statement

Production and Gold Sales Revenue

	2003	2002

Gold Production (ounces)
San Gregorio[1]	41,729	66,832
La Victoria	5,564	22,548
Tomi Open Pit	24,360	2,347
Tomi Underground	2,753	0
Purchased Material	2,567	2,896
Total	76,973	94,623

Total Cash Costs (US$/ounce)
San Gregorio	$276	$237
Venezuela	$378	$346
Company Average	$323	$269

1	Figures are for the nine months of 2003 that Crystallex owned San Gregorio.
2	Ore from Tomi, La Victoria and Purchased material is processed at Crystallex’s Revemin mill.

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

US$ millions	2004	2005		2006	Total

Total ounces Committed	170,667	137,362		41,996	350,025
Planned Production	50,000	75,000		65,000	190,000
Excess Committed Ounces	120,667	62,362		nil	183,029
Average Committed Price (US$/oz)	$299	$308		$312	$302[1]
Average Assumed Spot Price (US$/oz)	$415	$415		$415	$415
Cash Required to Settle Excess	$14.0	$6.7	$	$nil	$20.7
Positions
Unrealized Mark to Market	$20.2	$15.7		$4.8	$40.7
Fair value

1	Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

Crystallex cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

In the event that there is no production from the La Victoria and Albino mines, we estimate that the total ounces that we expect to produce in 2004 - 2006 would be reduced by approximately 81,000 ounces, thereby adding approximately U.S.$8.1 million to the cash required to settle our positions.

Back to Contents

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

Back to Contents

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

The deficit of $34.3 million in 2003 was $29.8 million higher than the restated deficit of $4.5 million in 2002. The increase was mainly due to an $11.4 million increase in General and Administrative cash expenditures (a portion of G&A expenses in 2003 were paid in shares and warrants of Crystallex) and a $9.5 million increase in cash used for changes in working capital items. Also, Crystallex spent $2.3 million on reducing its gold forward sales positions during the year, including a buyback of 25,000 ounces of forward sales contracts at a spot price of US$372 per ounce.

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

Back to Contents

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

Back to Contents

Contractual Obligations and Commitments

Crystallex’s contractual obligations and commitments are tabled below:

	2004	2005	2006

Scheduled Debt Repayments	$1,335,344	$5,704,600	$2,668,806

Operating Lease Obligations	$204,000	$208,000	$198,000

Precious Metal Contracts:
Fixed Forward Contracts	43,430 oz @ an average of US300/oz	42,430 oz @ an average of US$305/oz	39,996 oz @ an average of US$310/oz

Call Options Sold	127,237 oz @ an average of US$298/oz	94,932 oz @ an average of US$309/oz	2,000 oz @ an average of US$348/oz

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

For presentation of contractual obligations and commitments for periods of 1 year, 1-3 years and 3-5 years, please refer to “Tabular Disclosure of Contractual Obligations” on page 59-60.

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

Back to Contents

The key estimate utilized in the preparation of financial statements is the price of gold.

In determining the economic viability/carrying value of a mining project, we use an estimate of the gold price over the term of the project. That estimate as of December 31, 2003, is currently US$325 per ounce which is conservative and lower than the $400 per ounce spot price of gold. Should the price of gold fall below $325 per ounce and be sustained for an extended period of time a trend, we would have to amend the estimated gold price used in our valuation assumptions. In the circumstances where the estimated gold price was US$270 per ounce, we would write off the carrying value of the current properties.

Other estimates include:

Revenue, cashflow from operations and non hedge derivative gain/(loss) are determined utilizing the actual gold price at the date of the transaxtion. There is no impact from the estimated gold price on these amounts.

Crystallex currently is in compliance with exsiting legistlation regarding site closures, remediation and reclamation obligations in Venezuela where it operates. We cannot determine what financial impact we would face if existing legislation or regulations change.

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

Total cash costs per ounce sold may be reconciled to our Statement of Operations as follows:

C$,000	2003	2002	2001

			restated
Operating Costs per Financial Statements	16,240,363	15,191,619	11,696,769
By-Product Credits	—	—	—
Reclamation and Closure Costs	—	—	—
Operating Costs for Per Ounce Calculation	16,240,363	15,191,619	11,696,769

Ounces Sold	30,632	28,088	42,690
Total Cash Cost Per Ounce C$	C$530	C$541	C$274
Average Annual C$/US$ F/X Rate	1.40	1.57	1.55
Total Cash Cost Per Ounce Sold US$	US$378	US$346	US$178

Back to Contents

B.	REGULATORY AND ENVIRONMENTAL RISKS

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

Back to Contents

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

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

D.	TREND INFORMATION

Not Applicable.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Crystallex had no off-balance sheet arrangements as of December 31, 2003.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Back to Contents

Contractual Obligations	Payments Due by Period

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term Debt Obligations (See Note 8 to
Notes to Financial Statements)
Bank Loan	$9,708,750	$1,335,344	$8,373,406	—	—

Interest Payable (2)	$650,000	$350,000	$300,000	—	—

Operating Lease Obligations (See Note 15 to Notes to Financial Statements)	$906,000	$204,000	$564,000	$138,000	—

Precious Metal Contracts (1) (See Note 15 to
Notes to Financial Statements)
(i) Fixed Forward Contracts	125,856 oz	43,430 oz	82,426 oz
	@ average	@ average	@ average
	US$305	US$300	US$307
	per oz.	per oz.	per oz.		—

(ii) Written Call Options	224,169 oz	127,237 oz	96,932 oz
	@ average	@ average	@ average
	US$ 303	US$298	US$310
	per oz.	per oz.	per oz.		—

Commodity Contract obligation	$52,608,053	$26,117,994	$26,490,059	—	—

(1)	Precious Metal Contracts are reflected in ounces and average price per ounce rather than as cash obligations, since the obligation will be settled by delivery of gold, by financial settlement, or by a combination thereof. Obligations may also be rolled forward to subsequent periods.
(2)	Based on LIBOR plus 2.5% as at December 31, 2003

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

In the following table and notes thereto is stated the name of each current Crystallex director and member of senior management, all offices of Crystallex now held by him, his business experience and principal occupation, the period of time for which he has been a director or member of senior management, and, for directors, other principal directorships:

Back to Contents

Name and Office, Function or Position with Crystallex	Business Experience and Principal Occupation	Director Since	Principal Directorships

Robert A. Fung(2)	Employee	December 3,	Toronto Waterfront
Toronto, Ontario,	Orion Securities, Inc.	1996	Revitalization
Chairman of the Board,			Corporation;
Director			Stockhouse Media
Corporation; El
Callao Mining Corp.

Todd Bruce (2)(4)	President and Chief Executive	September 22,
Toronto, Ontario	Officer of Crystallex	2003
President, Chief Executive
Officer and Director

Michael J. H. Brown(2)(3)(4)	Principal, Capital Markets	October 10,	Queenston Mining
Toronto, Ontario	Advisory	2002	Inc.;
Director			El Callao Mining
Corp.

C. William Longden(1)(4)	Vice Chairman, Marshall,	July 25, 2000	Marshall, Macklin,
Toronto, Ontario`	Macklin, Monaghan Limited		Monaghan Limited;
Director			El Callao Mining
Corp.

David I. Matheson(2)(3)	Counsel, McMillan Binch,	July 25, 2000	Clarke Inc.; El
Toronto, Ontario,	LLP		Callao Mining Corp.
Director	Barristers & Solicitors

Harry J. Near (1)(5)	President, Near Consultants	May 5, 1997	El Callao Mining
Ottawa, Ontario,	& Associates; Principal, The		Corp.
Director	Earnscliffe Strategy Group

Marc J. Oppenheimer(2)(4)	Director,	February 20,	Net2Phone, Inc.,
Leonia, New Jersey,	Crystallex International	1995	First Choice
Director	Corporation		Industries, Ltd; El
Callao Mining
Corp.

Johan C. van’t Hof(1)(2)(4)	President,	March 12, 2004
Toronto, Ontario	Tonbridge Corporation
Director

Back to Contents

Armando F. Zullo (2)(5)	President	December 3,	El Callao Mining
Vancouver, British	A.F. Zullo & Company Ltd	1996	Corp.
Columbia
Director

Daniel R. Ross	Executive Vice President,	July 1, 2001
Toronto, Ontario,	Corporate Counsel, and
Executive Vice President,	Secretary of Crystallex
Corporate Counsel, and	International Corporation
Secretary

Dr. Sadek El-Alfy	Vice President-Operations	February 1,
Seattle, Washington,	Crystallex International	1997
Vice President –	Corporation
Operations

Borden D. Rosiak	Chief Financial Officer	September 1,	Priszm Canadian
Toronto, Ontario,	Crystallex International	2002	Income Fund
Chief Financial Officer	Corporation

Kenneth Thomas,	Chief Operating Officer	April 1, 2003
Toronto, Ontario,	Crystallex International
Chief Operating Officer	Corporation

(1)	Member of the Audit Committee
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

Back to Contents

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

All amounts shown in the following three tables are in Canadian dollars unless otherwise noted:

[tables begin on next page]

Back to Contents

     Summary Compensation Table for Executive Officers
(unless otherwise indicated all dollar amounts are in Canadian dollars)

Name and Principal Position	Year(1)					Long Term	All Other Compensation ($)
						Compensation
		Annual Compensation				Awards

		Salary ($)	Bonus(2) ($)	Other Annual Compensation ($)		Securities Under Options Granted(3) (#)

Robert A. Fung	2003	NIL	$561,800	$520,000	(6)	620,000	NIL
Chair of the Board	2002	NIL	US$100,000	$180,000		55,000	NIL
	2001	NIL	US$100,000	$180,000		205,000	NIL
			$350,000

Marc J. Oppenheimer	2003	US$505,577	US$425,000	US$12,000	(4)	450,000	NIL
Vice Chair of the	2002	US$449,996	US$195,000	US$11,000	(4)	40,000	NIL
Board	2001	US$418,461	US$195,000	US$10,500	(4)	190,000	NIL

Todd Bruce	2003	$138,267	NIL	$13,267	(7)	400,000	NIL
President and Chief	2002	NIL	NIL	NIL		NIL	NIL
Executive Officer	2001	NIL	NIL	NIL		NIL	NIL

Kenneth G. Thomas	2003	$233,100	$150,000	NIL		180,000	$50,000	(8)
Chief Operating	2002	NIL	NIL	NIL		NIL	NIL
Officer	2001	NIL	NIL	NIL		NIL	NIL

Daniel R. Ross	2003	$400,000	$345,000	NIL		230,000	NIL
Executive	2002	$400,000	$178,024	NIL		50,000	NIL
Vice-President and Corporate Counsel	2001	$166,667	$83,333	US$6,000	(5)	255,000	NIL

Dr. Sadek El-Alfy	2003	US$222,000	US$140,000	US$1,800	(4)	200,000	NIL
Vice-President	2002	US$222,000	US$25,000	US$1,800	(4)	NIL	NIL
Operations	2001	US$222,000	US$50,000	US$1,800	(4)	65,000	NIL

Borden D. Rosiak	2003	$226,667	200,000	NIL		180,000	NIL
Chief Financial Officer	2002	49,800	20,000	NIL		NIL	NIL
(September 2002 to present)	2001	NIL	NIL	NIL		NIL	NIL

Notes:
(1)	12 months ended December 31, 2003, 2002 and 2001.
(2)	Bonuses are reported in the year in which they were earned, not the year in which they were paid.
(3)	Options for Common Shares granted during the year.
(4)	Matching contribution made by Crystallex to the Named Executive Officer’s 401(k) plan.
(5)	Director’s honorarium.
(6)	Fees paid to Osprey Capital Partners, a partnership in which Mr. Fung is a partner. The fees were paid for financial and investment banking services provided by Mr. Fung, unrelated to his role as Chair of the Board, and by other partners of Osprey Capital Partners.
(7)	Consulting fees paid to Mr. Bruce for the period September 1, 2003 to September 21, 2003.
(8)	Relocation allowance.

Stock Options

The following table sets forth information concerning option grants during 2003 to Crystallex’s executive officers as at December 31, 2003:

Back to Contents

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

The following table sets forth information concerning the value realized upon the exercise of options during 2003 and the value of unexercised options held by Crystallex’s executive officers as of December 31, 2003:

[table begins on next page]

Back to Contents

Name	Aggregated option exercises during the year ended December 31, 2003 and financial year-end option values

	Securities	Aggregate				Value of Unexercised
	Acquired on	Value	Unexercised Options			in-the-Money Options
	Exercise (#)	Realized	at Year-End (#)			at Year-End

			Exercisable	Unexercisable	Exercisable	Unexercisable

Robert A. Fung	NIL	NIL	2,422,500	NIL	$3,931,150	NIL

Marc J. Oppenheimer	NIL	NIL	2,295,000	NIL	$3,972,100	NIL

Todd Bruce	NIL	NIL	NIL	400,000	NIL	$188,000

Kenneth G. Thomas	NIL	NIL	180,000	NIL	$259,000	NIL

Daniel R. Ross	NIL	NIL	740,000	NIL	$867,250	NIL

Dr. Sadek El-Alfy	NIL	NIL	285,000	NIL	$254,250	NIL

Borden D. Rosiak	NIL	NIL	180,000	NIL	$188,000	NIL

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

Back to Contents

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

Corporate Governance

Crystallex is

•	incorporated under the Canada Business Corporations Act;

•	a reporting issuer under the securities laws of the Provinces of Ontario, British Columbia, Alberta, Québec, Nova Scotia and Newfoundland and Labrador; and

•	a reporting foreign private issuer with the United States Securities and Exchange Commission.

The Common Shares of Crystallex are listed on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Attached to this Annual Report as Exhibit 12.3 is a copy of the Corporate Governance Statement of Crystallex (the “Statement”). The Statement was approved by the Board of Directors on April 15, 2004. The corporate governance practices described in the Statement have been developed taking into account recent and proposed changes in corporate governance standards applicable to Crystallex in Canada and the United States. Crystallex believes that its corporate governance practices comply with the guidelines of the TSX and the rules of the AMEX currently applicable to it. As noted in the Statement, the Board has resolved that, commencing with the annual general meeting of shareholders of Crystallex to be held in 2005, a majority of the directors will be independent.

Back to Contents

D.	Employees

Crystallex Employees (Full-Time and Part-time)
As of December 31, 2003

Location	2003	2002	2001

Canada	9	6	4

United States	4	4	4

Uruguay	0	170	164

Venezuela	300	300	198

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

[table begins on next page]

Back to Contents
	Shares Beneficially
	Owned		Options

		Percent
		of Out-
		standing
Name	Amount(1)	Shares (2)	Number	Exercise Price	Expiration Dates

Robert A. Fung	19,500	1.36%	2,422,500	$1.00 - $3.00	11/13/05- 08/10/13

Todd Bruce	16,100	*	400,000	$3.03	10/01/08

Michael Brown	8,546	*	80,000	$1.90	06/26/13

C. William Longden	81,114	*	226,500	$2.20 - $2.25	08/08/10- 06/26/13

David I. Matheson	13,779	*	290,000	$1.75 - $2.25	08/08/10- 06/26/13

Harry J. Near	126,454	*	705,000	$1.00 - $3.00	11/07/07- 08/10/13

Marc J. Oppenheimer	279,910	1.43%	2,295,000	$1.00 - $3.00	11/13/05- 08/10/13

Johan van’t Hof	NIL	NIL	NIL	NIL	NIL

Armando F. Zullo	53,102	*	265,000	$1.41 - $2.27	06/26/07- 06/26/13

Daniel R. Ross	128,391	*	740,000	$1.50 - $3.00	11/07/07- 08/10/13

Dr. Sadek E. El-Alfy	32,000	*	285,000	$2.00 - $3.00	11/13/05- 08/10/13

Borden Rosiak	NIL	*	180,000	$1.90 - $3.00	01/14/08- 08/10/08

Kenneth Thomas	NIL	*	180,000	$1.31 - $3.00	04/30/08- 08/10/08

*	Less than 1% of common shares outstanding as of May 3, 2004.
(1)	Information on Common Shares beneficially owned is not within the knowledge of the management of Crystallex and has been furnished by the respective persons.
(2)	The percentage indicated for each named person is based upon 179,498,492 common shares issued and outstanding as of May 3, 2004, and the number of common shares underlying the immediately exercisable options held by such person. The percentage calculations for each named person do not include any common shares beneficially owned by any other person or any common shares issuable upon the exercise of any other currently outstanding options, warrants, or other rights to acquire common shares, other than those beneficially owned by such person.

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

Back to Contents

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

Back to Contents

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

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

(a)	As far as known by Crystallex, and except as set forth in subparagraph (b) below, Crystallex is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

(b)	The table below sets forth information as of May 3, 2004, with respect to any person who is known to Crystallex to be the owner of more than 5% of Crystallex's common voting securities outstanding and the total amount of common shares owned to the best knowledge of Crystallex, by the officers and directors of Crystallex as a group.

(c)	None of Crystallex’s shareholders have different voting rights.

Name andAddress(1)	No. of Common Shares	Percentage of Outstanding Common Shares(2)

Cede & Co.	101,299,515	56.4%
Box 20
Bowling Green Station
New York, New York 10274

CDS & Co.
25 The Explanade	58,067,708	32.3%
Box 1038, Station A
Toronto, Ontario M5E 1W5

(1)	Clearing Agencies. Crystallex has no knowledge of the beneficial owners of these shares and, to the knowledge of the directors and senior officers of Crystallex, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than five percent of the voting rights attached to all shares of Crystallex entitled to be voted at the Meeting.
(2)	Shareholdings are shown as at May 3, 2004.

Back to Contents

On May 3, 2004, the number and class of shares which Crystallex was authorized to issue were an unlimited number of common shares, Class A preference shares, and Class B preferenceshares. As of May 3, 2004, none of the Class A or Class B preference shares have been issued and 179,498,492 common shares were issued and outstanding. In addition, 28,568,905 common shares were authorized for issuance for various reasons, including for the exercise of stock options, finder's fee, exercise of warrants issued in private placements, placement agent's fee for a private placement, and exercise of warrants issued for convertible notes and broker's fees.

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

B.	Related Party Transactions

During 2003, Crystallex entered into the following material transactions with related parties:

Legal Fees

•	Gomez Cottin & Tejera-Paris: Gomez Cottin & Tejera-Paris are Crystallex’s Venezuelan legal counsel. For a portion of 2003, Gomez Cottin & Tejera-Paris were considered a related party as Enrique Tejera-Paris, a principal of Gomez Cottin & Tejera-Paris, was a member of the Board of Directors of Crystallex. For the portion of the year that Gomez-Cottin & Tejera was a related party, they were paid $3,895,582 for providing legal advice to Crystallex.
•	McMillan Binch LLP: McMillan Binch LLP provides legal services to Crystallex. David Matheson is counsel to McMillan Binch LLP and is a member of the Board of Directors of Crystallex. During 2003, McMillan Binch LLP was paid $484,896 for providing corporate legal services to Crystallex.

Management and Consulting Fees

•	Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided advisory services to Crystallex during 2003, and of which Mr. Robert Fung is an employee. He is Chairman of the Board of Directors of Crystallex. During 2003, Orion was paid $1,196,000 for advisory services (the payment was made in shares and warrants of Crystallex).
•	Osprey Capital Partners: During 2003, Crystallex paid $520,000 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung, which advice was unrelated to his role as Chairman of Crystallex.

Back to Contents
•	Riccio Consulting: Dr. Luca Riccio is the Vice President, Exploration for Crystallex. He is paid under a consulting arrangement for his services and in 2003 his company, Riccio Consulting, received payments of $214,018.
•	Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and he is a member of the Board of Directors of Crystallex. During 2003, Crystallex paid $160,000 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to Crystallex.

Directors Remuneration

•	Robert Fung: During 2003 Mr. Fung was paid $561,800, which was a one-time special bonus in recognition of Mr. Fung’s contribution over the years to successfully securing the Las Cristinas properties.
•	Harry Near: Harry Near is a member of the Board of Directors of Crystallex. During 2003 Mr. Near was paid $145,000, which was a one-time special bonus in recognition of Mr. Near’s contribution over the years to successfully securing the Las Cristinas properties.
•	David Matheson: David Matheson is a member of the Board of Directors of Crystallex. During 2003, Mr. Matheson was paid $75,000 for additional time and services as Chairman of the Audit Committee.

During 2002, Crystallex entered into the following transactions with related parties:

(a)	Paid mineral property acquisition costs and expenses of $38,455,081 (2001 - $4,651,220; 2000 - $12,643,590) directly, or on behalf of Ventures (Barbados) Ltd, a wholly owned subsidiary, including fees of $13,144,975 in 2002 (2001 - $3,129,283, 2000 - $2,753,031), to the Venezuelan law firm of Gomez Cottin & Tejera Paris to assist Crystallex in acquiring the rights to Las Cristinas. Enrique Tejera-Paris, a Crystallex director through June 2003 (see “Management – Directors and Senior Management”), is the father of one of the members of Gomez Cottin & Tejera Paris. The fees and expenses that Crystallex paid to that law firm included fees and expenses for the legal and professional services of other lawyers and professionals in Venezuela who were retained by Gomez Cottin & Tejera Paris to assist in Crystallex matters.

(b)	Paid or accrued consulting and management fees (including directors’ fees) in an aggregate amount of $606,249 (2001 - $665,835, 2000 -$619,530) to Messrs. Armando Zullo ($18,668), Michael Brown ($9,478), Gordon Thompson ($18,668), Harry Near ($28,145), David Matheson ($28,145), and to William Longden ($28,145), each of whom is a Crystallex director, Poseidon Financial Partners, an entity affiliated with Robert Fung (Crystallex’s Chairman), Borden Rosiak, Crystallex’s Chief Financial Officer, and Riccio Geoconsulting, an entity controlled by Luca Riccio (Crystallex’s Vice President of Exploration). See “Management – Compensation.” Included in this amount is a $215,000 consulting fee paid to Riccio Geoconsulting, an $180,000 management fee paid to Poseidon Financial Partners, and an $80,000 management fee paid to Mr. Rosiak. All noted payments were made on normal commercial terms and were no less favorable to Crystallex than Crystallex could have received from unaffiliated third parties.

(c)	Paid or accrued legal fees of $23,815 (2001- $431,908, 2000 - $485,674). For the year 2002, the fees relate to the law firm of McMillan Binch LLP. David Matheson, counsel to that law firm, is a Crystallex director. In the years 2001 and 2000, the fees were paid to the law firm of McCarthy Tetrault, of which Daniel Ross, a Crystallex director, was a partner of during 2000 and part of 2001. The amounts charged to Crystallex for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Back to Contents

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Information

Crystallex’s consolidated financial statements are stated in Canadian dollars ($Cdn.) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

Audited financial statements for the fiscal years ended December 31, 2003, 2002, and 2001 are included herewith, together with the auditor’s reports..

Legal Proceedings

See “Item 4.D. - Risk Factors – Las Cristinas Properties - Court actions by MINCA allege that it has the right to mine the Las Cristinas properties, which actions, if successful, might remove the legal authority under which the CVG granted to Crystallex the administration of the Las Cristinas properties” and “- The Las Cristinas Deposits are located in an area where mining activities may be restricted, thereby impairing the ability of Crystallex to exploit the Las Cristinas Deposits.”

Dividends

Crystallex’s Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the forthcoming fiscal year.

B.	Significant Changes

None.

Back to Contents

ITEM 9 – THE OFFER AND LISTING

A.	Offer and Listing Details

(4)     Crystallex's common shares trade on The Toronto Stock Exchange and on the American Stock Exchange under stock symbol “KRY”. The tables below are based on information obtained from The Toronto Stock Exchange and from the American Stock Exchange:

The Toronto Stock Exchange Prices in Canadian Dollars

Fiscal Year Ended

	2003	2002	2001	2000	1999

High	4.48	3.85	3.45	4.25	2.50

Low	1.00	1.89	0.99	1.19	0.74

Fiscal Quarter Ended

		March 31	June 30	Sept. 30	Dec. 31

2004	High	5.00
	Low	3.15
	Close	4.02

2003	High	2.44	2.86	4.48	4.15
	Low	1.25	1.00	2.01	2.90
	Close	1.46	1.88	3.10	3.50

2002	High	3.30	3.79	3.85	3.61
	Low	2.53	2.10	2.02	1.89
	Close	3.15	2.71	3.72	2.33

Month Ended

	April	March	February	January	December	November
	2004	2004	2004	2004	2003	2003

High	4.20	5.00	3.98	3.87	4.00	4.15

Low	3.05	3.75	3.15	3.15	3.05	3.40

Back to Contents

The American Stock Exchange
Prices in U.S. Dollars

	2003	2002	2001	2000	1999

High	3.25	2.46	2.20	2.81	1-3/4

Low	0.69	1.21	0.68	0.75	1/2

Fiscal Quarter Ended

		March 31	June 30	Sept. 30	Dec. 31

2004	High	3.75
	Low	2.36
	Close	3.07

2003	High	1.55	2.15	3.25	3.20
	Low	0.85	0.69	1.38	2.17
	Close	1.04	1.39	2.31	2.76

2002	High	2.10	2.46	2.46	2.30
	Low	1.59	1.26	1.28	1.21
	Close	1.99	1.79	2.29	1.46

Month Ended

	April	March	February	January	December	November
	2004	2004	2004	2004	2003	2003

High	3.22	3.75	3.04	3.02	3.05	3.20
Low	2.11	2.78	2.35	2.36	2.34	2.58

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

B.	Plan of Distribution

Not applicable

C.	Markets

Crystallex's common shares trade on The Toronto Stock Exchange and on the American Stock Exchange.

Back to Contents

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

ITEM 10 – ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Back to Contents

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

Although not part of Crystallex’s articles or bylaws, Crystallex has adopted a rights plan that could have an effect or delaying, deferring, or preventing a change in control of Crystallex. See Item 4.D - Information on Crystallex – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7.

Back to Contents

C.	Material Contracts (since April 30, 2002)

1.     Mine Operation Agreement dated September 17, 2002, between Crystallex and the Corporacion Venezolana de Guayana for the development of the gold deposits of Las Cristinas 4, 5, 6 and 7. See Item 4D, Property. Plants and Equipment: Las Cristinas 4, 5, 6 and 7.

2.     In late June, 2003, Crystallex, through its controlled subsidiaries, El Callao Mining Corporation and ECM (Venco) Ltd., agreed to pay an amount of US$514,755 to Corporacion Vengroup, S.A., Crystallex’s partner in the development of the El Callao properties in Venezuela. See Item 4D, Property. Plants and Equipment: El Callao Properties – The Lo Increible Deposits. The payment is in settlement of distributions claimed by Vengroup under the shareholder agreement governing the relationship of the parties, as amended, as a result of operations at the El Callao properties during the period from March 1, 2001 to March 31, 2003. Payment has been made in Crystallex common shares.

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

Back to Contents
E.	Taxation

The following summary describes the general Canadian federal income tax consequences of acquiring, holding and disposing of Crystallex's common shares generally applicable to purchasers of Crystallex's common shares described below.

This summary is applicable only to a purchaser of Crystallex's common shares (a "Holder") who, (i) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), at all relevant times, is not and is not deemed to be, resident in Canada, deals at arm's length with Crystallex, holds Crystallex's common shares as capital property, does not hold or use and is not deemed or determined to hold or use Crystallex's common shares in connection with the carrying on of a business in Canada or the performing of independent personal services in Canada, and, in the case of a purchaser that carries on an insurance business in Canada and elsewhere, is not required by or for the purposes of the laws of Canada to include an amount in respect of any of Crystallex's common shares in computing its income from its insurance business carried on in Canada, and (ii) for the purposes of the Canada-US. Income Tax Convention (the "Convention"), is at all relevant times resident in the United States. This summary is not applicable to a purchaser who is an organization exempt from tax in the United States and described in Article XXI of the Convention. Crystallex's common shares will generally be considered to be capital property to a purchaser unless the purchaser holds Crystallex's common shares in the course of carrying on a business of buying and selling securities or is a financial institution and Crystallex's common shares are mark-to-market property of such purchaser.

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

Back to Contents
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

Back to Contents

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

Back to Contents

US$ millions	2004	2005	2006	Total

Total ounces Committed	170,667	137,362	41,996	350,025
Planned Production	50,000	75,000	65,000	190,000
Excess Committed Ounces	120,667	62,362	nil	183,029
Average Committed Price (US$/oz)	$299	$308	$312	$302	[1]
Average Assumed Spot Price (US$/oz)	$415	$415	$415	$415
Cash Required to Settle Excess Positions	$14.0	$6.7	nil	$20.7

1	Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

Crystallex cautions readers not to place undue reliance on the projected production figures illustrated above. Predictions and forecasts involve inherent risks and uncertainties. As described in Item 3D, “Key Information – Risk Factors”, a number of factors could cause actual results to differ from plans.

In the event that there is no production from the La Victoria and Albino mines, we estimate that the total ounces that we expect to produce in 2004 - 2006 would be reduced by approximately 81,000 ounces, thereby adding approximately $8.1 million to the cash required to settle our positions.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not Applicable

Back to Contents

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

ITEM 15 – CONTROLS AND PROCEDURES

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

i)	Audit Committee – Composed of three Directors
ii)	Nominating and Compensation Committee - Composed of two Directors
iii)	Corporate Governance Committee - Composed of three Directors

Back to Contents

	iv)	Finance and Risk Management Committee - Composed of six Directors

	v)	Environment, Health and Safety Committee - Composed of five Directors

b)	It has established the following management committees:

	i)	Executive Management Committee – Composed of the Chief Executive Officer and his senior managers

	ii)	Disclosure Committee – Composed of the Chief Executive Officer, Executive Vice President & Corporate Counsel, Chief Financial Officer, Vice President, Investor Relations and a designated representative of the Board of Directors

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

Crystallex’s President and Chief Executive Officer and Chief Financial Officer have evaluated these controls and procedures within the past 90 days and have concluded that these procedures are effective in the circumstances in that they provide timely and complete disclosure to Crystallex’s stakeholders. controls and procedures are effective in the circumstances in that they provide timely and complete disclosure to Crystallex’s stakeholders.

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

ITEM 16B – CODE OF ETHICS

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

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

Back to Contents

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

Audited financial statements for the fiscal years ending December 31, 2003, 2002, and 2001, together with the auditor’s report, are annexed to this report, beginning on page 89.

Item 19 – Exhibits

Exhibit
No.	Exhibit

11.1(1)	Code of Business Conduct and Ethics

12.1	Certification of Todd Bruce pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.3(1)	Corporate Governance Statement

12.4(1)	Employment agreement as of January 1, 2004, between Crystallex and Robert A. Fung.

12.5(1)	Employment agreement as of September 22, 2003, between Crystallex and Todd Bruce.

12.6(1)	Employment agreement as of July 1, 2002, between Crystallex and Daniel R. Ross.

Back to Contents

12.7(1)	Employment agreement as of September 3, 2002, between Crystallex and Borden Rosiak.

12.8(1)	EPCM contract dated March 23, 2004, between Crystallex and SNCL for SNCL to provide services for the design, construction and commissioning of 20,000 tonnes per day facility at Las Cristinas, without appendices.

12.9 (1)	Letter agreement dated April 5, 2004, between Crystallex and BNP Paribas (“BNPP”), appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

12.10(1)	Agreement dated as of April 24, 2004, between Crystallex and Biomin Technologies S. A., whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex’s La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin’s proprietary BIOX® process, without schedules 3-6.

13.1	Certification of Todd Bruce pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Borden D. Rosiak pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as identically numbered exhibits in Form 20-F, filed on May 19, 2004.

Back to Contents

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION

December 31, 2003, 2002 and 2001

(Expressed in Canadian dollars)

Back to Contents

Deloitte & Touche LLP
BCE Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada

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

“Deloitte & Touche LLP”

Chartered Accountants

Toronto, Ontario
April 14, 2004

CRYSTALLEX INTERNATIONAL CORPORATION

TABLE OF CONTENTS
December 31, 2003, 2002 and 2001

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Expressed in Canadian dollars)

	2003	2002

		Restated – (Note 3)
ASSETS
CURRENT
Cash and cash equivalents	$33,863,448	$5,695,130
Accounts receivable - trade	1,112,563	2,332,437
Accounts receivable - other (Note 14)	2,700,000	—
Production inventories (Note 4)	2,263,767	8,544,920
Prepaid expenses and other	1,219,029	745,730
Due from related parties (Note 10)	—	88,164

	41,158,807	17,406,381
INVESTMENT (Note 5)	—	729,329
PROPERTY, PLANT AND EQUIPMENT (Note 6)	132,171,443	154,303,830
DEFERRED CHARGE (Note 15)	—	7,765,576
DEFERRED FINANCING FEES (Note 7)	194,598	2,162,868

TOTAL ASSETS	$173,524,848	$182,367,984

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$9,005,683	$17,385,724
Due to related parties	—	245,925
Current portion of deferred credit (Note 15)	26,117,994	11,401,347
Current portion of long-term debt (Note 8)	1,335,344	7,850,256

	36,459,021	36,883,252
RECLAMATION PROVISION	—	1,048,726
LONG-TERM DEBT (Note 8)	8,373,406	26,206,277
DEFERRED CREDIT (Note 15)	26,490,059	35,001,677

	71,322,486	99,139,932

MINORITY INTEREST	143,517	143,517

COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 9)	257,149,521	193,349,000
SPECIAL WARRANTS (Note 9)	16,282,987	4,557,450
EQUITY COMPONENT OF CONVERTIBLE NOTES (Note 8)	—	3,878,322
CONTRIBUTED SURPLUS (Note 9)	36,007,442	5,801,535
DEFICIT	(207,381,105)	(124,501,772)

	102,058,845	83,084,535

	$173,524,848	$182,367,984

(Signed) "Todd Bruce", Director	(Signed) "Johan van't Hof", Director

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31
(Expressed in Canadian dollars)

	2003	2002	2001

		(Restated – Note 3)	(Restated – Note 3)
MINING REVENUE	$15,566,511	$13,317,819	$16,005,855

OPERATING EXPENSES
Operations	16,240,363	15,191,619	11,696,769
Amortization	1,419,589	1,091,823	1,300,675
Depletion	2,761,533	2,132,964	2,214,550

	20,421,485	18,416,406	15,211,994

OPERATING (LOSS) INCOME	(4,854,974)	(5,098,587)	793,861

OTHER EXPENSES
Amortization	365,135	329,288	471,530
Interest on long-term debt	1,299,928	2,148,453	984,631
General and administrative	22,387,757	8,985,885	4,767,348

	24,052,820	11,463,626	6,223,509

NON-HEDGE DERIVATIVE
LOSS (Note 15)	(21,684,044)	(34,810,096)	(310,822)

LOSS BEFORE OTHER ITEMS	(50,591,838)	(51,372,309)	(5,740,470)

OTHER ITEMS
Interest and other income	263,631	77,509	107,325
Foreign exchange (loss) gain	(4,467,528)	918,078	(1,947,803)
Loss on sale and write-down of
marketable securities	(216,486)	(210,572)	(2,003,338)
Write-down of mineral properties (Note 6)	(23,014,421)	(2,134,678)	(25,001,776)
Minority interest	—	—	169,800

	(27,434,804)	(1,349,663)	(28,675,792)

LOSS FROM CONTINUING OPERATIONS	(78,026,642)	(52,721,972)	(34,416,262)
LOSS FROM DISCONTINUED OPERATIONS (Note 14)	(4,027,210)	(3,737,840)	(8,136,179)

NET LOSS FOR THE YEAR	$(82,053,852)	$(56,459,812)	$(42,552,441)

BASIC NET LOSS PER SHARE
Continuing operations	$(0.67)	$(0.63)	$(0.50)
Discontinued operations	(0.03)	(0.04)	(0.12)

	$(0.70)	$(0.67)	$(0.62)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	118,309,198	84,441,287	69,117,738

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31
(Expressed in Canadian dollars)

	2003	2002	2001

		(Restated – Note 3)	(Restated – Note 3)
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Loss for the year – continuing operations	$(78,026,642)	$(52,721,972)	$(34,416,262)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization and depletion	4,546,257	3,554,075	3,986,755
Unrealized foreign exchange loss	691,768	4,237,293	2,377,045
Gain on loan conversion	—	—	(996,913)
Interest on long-term debt	—	327	347,690
Management and consulting fees	2,011,457	110,955	193,739
Minority interest	—	—	(169,800)
Unrealized non-hedge derivative loss	19,352,704	34,187,017	4,119,293
Loss on sale and write-down of marketable securities	216,486	210,572	2,003,338
Write-down of mineral properties	23,014,421	2,134,678	25,001,776

Changes in other operating assets and liabilities (net of effects from purchase of subsidiaries):
(Increase) decrease in accounts receivable	(2,576,107)	352,181	(868,888)
Increase in production inventories	(1,499,936)	(609,009)	(1,559,387)
(Increase) decrease in prepaid expenses and other	(962,166)	976,023	850,025
Decrease (increase) in due from related parties	88,164	(115,256)	26,883
(Decrease) increase in accounts payable and accrued liabilities	(918,533)	1,738,312	321,396
(Decrease) increase in due to related parties	(245,925)	247,485	145,322
Increase in deferred credit	—	1,148,771	2,955,493

	(34,308,052)	(4,548,548)	4,317,505

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of subsidiaries (net of cash acquired)	—	—	(5,349,761)
Purchase of property, plant and equipment	(12,298,887)	(42,236,842)	(9,631,340)
Sale (purchase) of marketable securities	512,841	(64,000)	(8,000)

	(11,786,046)	(42,300,842)	(14,989,101)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	9,403,552	7,284,107	9,743,922
Special warrants and warrants	61,688,921	4,557,450	—
Debt borrowings	4,052,842	30,365,399	11,607,595
Debt repayments	(2,048,247)	(771,120)	—
Deferred financing fees	—	(2,005,074)	(1,292,102)

	73,097,068	39,430,762	20,059,415

CASH FLOWS FROM CONTINUING OPERATIONS	27,002,970	(7,418,628)	9,387,819
CASH FLOWS FROM DISCONTINUED OPERATIONS	1,165,348	(1,296,073)	603,570

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,168,318	(8,714,701)	9,991,389
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,695,130	14,409,831	4,418,442

CASH AND CASH EQUIVALENTS, END OF YEAR	$33,863,448	$5,695,130	$14,409,831

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31
(Expressed in Canadian dollars)

								Equity
								Component
	Number of common		Number of Special		Number of	Contributed		of Convertible
	of Shares	Amount	Warrants	Amount	Warrants	Surplus	Deficit	Notes	Total

Balance at December 31, 2000 (Restated – Note 3)	59,154,221	$130,668,458	1,025,000	$1,387,809	8,994,000	$631,506	$(25,489,519)	$—	$107,198,254
Shares issued:
On exercise of options	340,000	468,700	—	—	—	—	—	—	468,700
On conversion of warrants	1,460,443	2,318,889	—	—	(1,460,443)	—	—	—	2,318,889
For directors' fees	65,466	104,550	—	—	—	—	—	—	104,550
For legal fees	1,200,000	2,385,000	—	—	—	—	—	—	2,385,000
For El Callao	3,987,535	5,150,520	—	—	—	—	—	—	5,150,520
For Las Cristinas	1,035,689	2,597,247	—	—	—	—	—	—	2,597,247
On conversion of notes	3,199,055	3,803,591	—	—	—	—	—	—	3,803,591
On settlement of bank loan	4,701,615	13,214,573	—	—	—	—	—	—	13,214,573
For broker fees	67,059	89,189	—	—	—	—	—	—	89,189
Warrants issued with convertible notes	—	—	—	—	2,666,938	84,105	—	—	84,105
Conversion of special warrants	1,025,000	1,387,809	(1,025,000)	(1,387,809)	—	—	—	—	—
Shares and warrants issued for private placement	3,111,111	3,162,042	—	—	3,111,111	3,699,935	—	—	6,861,977
Warrants expired during the year	—	—	—	—	(2,333,334)	—	—	—	—
Equity component of convertible notes	—	—	—	—	—	—	—	1,557,302	1,557,302
Net loss for the year	—	—	—	—	—	—	(42,552,441)	—	(42,552,441)

Balance at December 31, 2001(Restated – Note 3)	79,347,194	165,350,568	—	—	10,978,272	4,415,546	(68,041,960)	1,557,302	103,281,456
Shares issued:
On exercise of options	1,104,500	1,615,650	—	—	—	—	—	—	1,615,650
On conversion of warrants	2,495,125	6,251,422	—	—	(2,495,125)	(572,804)	—	—	5,678,618
For directors' fees	42,612	110,955	—	—	—	—	—	—	110,955
For mineral property	282,554	873,182	—	—	—	—	—	—	873,182
For El Callao dispute settlement	677,711	1,714,609	—	—	—	—	—	—	1,714,609
For finders fee	35,430	78,655	—	—	—	—	—	—	78,655
On conversion of notes	7,737,152	17,353,959	—	—	—	—	—	(1,557,302)	15,796,657
Special warrants issued for cash	—	—	2,252,500	4,557,450	—	—	—	—	4,557,450
Warrants issued with convertible notes	—	—	—	—	3,195,023	1,958,793	—	—	1,958,793
Equity component of convertible notes	—	—	—	—	—	—	—	3,878,322	3,878,322
Net loss for the year	—	—	—	—	—	—	(56,459,812)	—	(56,459,812)

Balance at December 31, 2002 (Restated – Note 3)	91,722,278	193,349,000	2,252,500	4,557,450	11,678,170	5,801,535	(124,501,772)	3,878,322	83,084,535
Shares issued:
On exercise of options	270,000	442,500	—	—	—	—	—	—	442,500
On conversion of warrants	4,803,457	11,169,788	—	—	(4,803,457)	(2,208,736)	—	—	8,961,052
For directors' fees	40,080	82,523	—	—	—	—	—	—	82,523
In settlement of mineral property dispute	229,283	732,934	—	—	—	—	—	—	732,934
For settlement of bank loan and bank fees	2,348,184	2,897,002	—	—	—	—	—	—	2,897,002
For financial advisory fees	350,000	863,000	—	—	—	—	—	—	863,000
For finders fee	61,695	157,856	—	—	—	—	—	—	157,856
For legal fees	1,281,124	2,969,416	—	—	—	—	—	—	2,969,416
On conversion of notes	17,036,967	23,950,966	—	—	—	—	—	(3,878,322)	20,072,644
Conversion of special warrants	17,260,455	20,534,536	(17,260,455)	(20,534,536)	—	—	—	—	—
Special warrants and warrants issued for cash	—	—	27,807,955	32,260,073	13,903,977	29,428,848	—	—	61,688,921
Warrants issued for consulting fee	—	—	—	—	900,000	1,379,985	—	—	1,379,985
Warrants issued with convertible notes	—	—	—	—	150,000	278,057	—	—	278,057
Warrants issued with promissory notes	—	—	—	—	450,000	241,261	—	—	241,261
Warrants expired during the year	—	—	—	—	(2,235,918)	—	—	—	—
Options issued to non-employees	—	—	—	—	—	261,011	—	—	261,011
Warrants extended during the year	—	—	—	—	—	825,481	(825,481)	—	—
Net loss for the year	—	—	—	—	—	—	(82,053,852)	—	(82,053,852)

Balance at December 31, 2003	135,403,523	$257,149,521	12,800,000	$16,282,987	20,042,772	$36,007,442	$(207,381,105)	$—	$102,058,845

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

The restatements had the following effect on previously reported deficits:

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

3.	RESTATEMENTS (continued)

	2002	2001	2000	1999

Deficit, end of year,
as originally reported	$(105,684,858)	$(21,361,808)	$(21,430,202)	$(24,734,758)
Restatements
Included in the consolidated financial statements
previously issued in May 2003:
Write down of plant and equipment (a)	—	(16,292,449)	(7,450,481)	(3,954,016)
Write down of mineral properties (b)	—	(19,746,087)	—	—
Misstatement of expenses (c)	—	(102,363)	(301,966)	(176,599)
Foreign exchange conversion
gain (loss) (d)	—	(2,780,352)	39,581
Gold loan conversion (e)	—	(1,529,364)	—	—
Minority interest (f)	—	(704,643)	—	—
Write down of investment (g)	—	(2,003,338)	—	—
Reversal of capitalized costs (h)	—	(1,188,225)	—	—
Other	—	(204,370)	(119,577)	11,185
Further restatements:
Commodity derivative contracts (j)	(18,816,914)	(2,128,961)	3,773,126	(1,184,191)

Deficit, end of year, as restated	$(124,501,772)	$(68,041,960)	$(25,489,519)	$(30,038,379)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

3.	RESTATEMENTS (continued)

The restatements had the following effect on assets and liabilities as previously reported as at December 31, 2002 and 2001:

	Current	Other	Current	Other
	Assets	Assets	Liabilities	Liabilities

Balance as at December 31, 2002,
as originally reported	$17,286,823	$157,315,585	$30,473,172	$42,227,787
Restatements
Commodity derivative
contracts (j)	—	7,765,576	6,410,080	20,172,410

Balance as at December 31, 2002,
as restated	$17,286,823	$165,081,161	$36,883,252	$62,400,197

	Current	Other	Current	Other
	Assets	Assets	Liabilities	Liabilities

Balance as at December 31, 2001,
as originally reported	$27,859,341	$170,484,662	$19,926,621	$34,478,863
Restatements
Included in the consolidated financial
statements previously issued
in May 2003
Reduction to plant and
equipment (a)	—	(16,292,449)	—	—
Reduction to mineral
properties (b)	—	(19,746,087)	—	—
Misstatement of expenses (c)		—	102,363	—
Foreign exchange conversion
gain (loss) (d)	(151,247)	1,934,867	—	(111,953)
Gold loan conversion (e)	—	—	—	1,529,364
Minority interest (f)	—	(8,313,225)	—	(7,608,582)
Write down of investment (g)	—	(2,003,338)	—	—
Reversal of capitalized costs (h)	—	(1,188,225)	—	—
Equity component of convertible
notes (i)	—	—	—	(1,347,164)
Other	—	—	—	204,370
Further restatements:
Commodity derivative
contracts (j)	4,234,427	10,161,956	2,651,882	13,873,462

Balance as at December 31, 2001,
as restated	$31,942,521	$135,038,161	$22,680,866	$41,018,360

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

3.	RESTATEMENTS (continued)

The restatements had the following effect on net (loss) income and (loss) income per share, as previously reported, for the years ended December 31, 2001 and 2000:

	2002	2001	2000

Net income (loss), as originally reported	$(39,771,859)	$68,394	$3,304,556
Restatements
Included in the consolidated financial statements
previously issued in May 2003:
;;Write down of plant and equipment (a)	—	(8,841,968)	(3,496,465)
;;Write down of mineral properties (b)	—	(19,746,087)	—
;;Misstatement of expenses (c)	—	199,603	(125,367)
;;Foreign exchange conversion gain(loss) (d)	—	(2,819,933)	39,581
;;Gold loan conversion (e)	—	(1,529,364)	—
;;Minority interest (f)	—	(704,643)	—
;;Write down of investment (g)	—	(2,003,338)	—
;;Reversal of capitalized costs (h)	—	(1,188,225)	—
;;Other	—	(84,793)	(130,762)
Further restatements:
Commodity derivative contracts (j)	(16,687,953)	(5,902,087)	4,957,317

Net (loss) income, as restated	$(56,459,812)	$(42,552,441)	$4,548,860

Net (loss) income per share, basic
as originally reported	$(0.47)	$0.00	$0.06
Per share effect of above noted
restatements on net income (loss)	(0.20)	(0.62)	0.03

Net (loss) income per share, basic as restated	$(0.67)	$(0.62)	$0.09

Effect of further restatement on previously issued 2002 figures:

As a result of accounting for the written call option contracts that were outstanding at the end of 1999, 2000, and 2001, the non-hedge derivative loss previously reported for 2002 was restated to reflect the cumulative mark to market adjustment. Furthermore, as a result of the change in accounting for fixed forward contracts, for the year ended December 31, 2002 the Company recorded an additional restatement to both mining revenue and net income to reflect the settlement gains and losses and the required mark to market adjustment for the estimated fair values. In summary, the impact of the restatements to the accounting for commodity derivative contracts on the previously reported 2002 audited consolidated financial statements that have an audited report dated May 13, 2003 is as follows:

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

3.	RESTATEMENTS (continued)

Deficit, as at December 31, 2002, as previously reported	$105,684,858
Effect of restatement on loss for the year	16,687,953
Effect of restatement on prior year losses	2,128,961

Deficit, as at December 31, 2002, as restated	$124,501,772

Balance sheet adjustments

	Current	Other	Current	Other
	Assets	Assets	Liabilities	Liabilities

Balance at December 31, 2002,
as previously reported	$17,286,823	$157,315,585	$30,473,172	$42,227,787
Restatements	—	7,765,576	6,410,080	20,172,410

Balance at December 31, 2002,
as restated	$17,286,823	$165,081,161	$36,883,252	$62,400,197

Loss for the year and loss per share

Net loss for 2002, as previously reported	$(39,771,859)
Restatement of non-hedge derivative loss	(17,728,125)
Restatement of mining revenue	1,040,172

Net loss for 2002, as restated	$(56,459,812)

Net loss per share, as previously reported	$(0.47)
Per share effect of restatements	(0.20)

Net loss per share, as restated	$(0.67)

(a)	Write down of plant and equipment

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

Fixed forward contracts

Previously the Company had treated fixed forward contracts as transactions qualifying as hedges for accounting purposes and had recorded the contracts off balance sheet until the settlement date at which time the contract settlement amount was recorded in mining revenue. Upon re-examination, it has been determined that certain transactions with the counterparty had modified the fixed forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market restatements for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain. Mining revenue has also been restated to reclassify settlement gains and losses on fixed forward contracts as non-hedge gains or losses.

As a result, net income for the year ended December 31, 2001 has been reduced by $5,902,087 and net income for the year ended December 31, 2000 has been increased by $4,957,317, relating to the restatement for written call option premiums and the impact on previously reported mark to market adjustments. Furthermore, mining revenue for the years ended December 31, 2001 and 2000 have been restated to reflect the reclassification of settlement gains and losses on fixed forward contracts as non-hedge derivative (loss) gain. These restatements also result in an increase in the current and long-term deferred credit and the recording of a current and long-term deferred charge as at December 31, 2001 of $2,651,882, $13,873,462, $4,234,427 and $10,161,956, respectively.

4.	PRODUCTION INVENTORIES

	2003	2002

Gold in doré	$847,800	$870,186
Gold in process	208,375	663,882
Stockpiled ore	230,994	141,117
Consumables and spare parts	976,598	6,869,735

	$2,263,767	$8,544,920

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

Annually, the Company reviews the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. The results of this review revealed that the carrying values for the El Callao Properties and the Santa Elena, San Miguel and Carabobo Concessions were in excess of their estimated future undiscounted net cash flows. As a result, the Company recorded a write-down to the El Callao mineral properties and deferred exploration and development expenditures of $18,832,345, and to the Santa Elena, San Miguel and Carabobo mineral properties and deferred exploration and development expenditures of $4,182,076. In total, write-downs amounting to $23,014,421 (2002 – $2,134,678; 2001 – $25,001,776) were included within the Statement of Operations.

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

Cristinas Concessions (continued)

The aggregate cost incurred by the Company to December 31, 2003 to obtain the right to exploit the area is $94,055,652, represented by $72,184,179 of payments in cash and $21,871,473 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders’ fees of $46,743,852 ($32,280,068 cash; and $14,463,784 through shares) and professional fees and related expenses of $47,311,800 ($39,904,111 cash; and $7,407,689 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (law firms, partners of whom are directors of the Company - Note 10) of $3,895,582 during the year ended December 31, 2003 (2002 – $13,144,975; 2001 – $3,129,283) and travel and administrative costs of $454,007 during the year ended December 31, 2003 (2002 – $409,489; 2001 – $325,728).

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

As at December 31, 2003, ECM has expended US$1,182,626 (December 31, 2002 – US$1,026,522) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

6.	PROPERTY, PLANT AND EQUIPMENT (continued)
Santa Elena, San Miguel and Carabobo Concessions

The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. (“ACOMISUR”), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company’s Venezuelan subsidiary owns 80% of the joint venture and ACOMISUR owns 20%, with the Company’s subsidiary being the perator. During the year ended December 31, 2003, the carrying value of this property was written off.

7. DEFERRED FINANCING FEES

Deferred financing fees of $194,598, net of accumulated amortization of $199,133 (December 31, 2002 – $2,162,868, net of accumulated amortization of $312,647) relate to costs incurred in the issuance of convertible notes and for a non-recourse credit facility.

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

Bank loans

On October 12, 2001 an amended and restated loan agreement was signed between the Company’s subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited (“SBL”). The loan, in the amount of U.S $2,500,000, which was to mature on October 15, 2004, was secured by a guarantee of the Company, and bore interest at the LIBOR rate plus 2% per annum. The loan agreement also restricted the Company’s ability to enter into agreements relating to the sale or purchase of gold. This loan was settled in fully during 2003.

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

Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
135,403,523 Common Shares (2002 - 91,722,278)	$257,149,521	$193,349,000

Warrants

As at December 31, 2003, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

	Number of Shares	Weighted Average Remaining Contractual Life (Years)
Range of Exercise Price

$1.60 to $2.28	4,662,194	1.33
$2.29 to $3.34	2,076,899	1.16
$3.35 to $4.69	13,303,679	1.70

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

9.	SHARE CAPITAL (continued)

The following table is a summary of the status of stock options outstanding at December 31, 2003:

	Outstanding and Exercisable Options

Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$0.85 to $1.00	1,672,500	3.01	0.99
$1.41 to $1.75	1,971,000	5.53	1.57
$2.00 to $3.00	5,322,500	6.65	2.42

	8,966,000

A summary of the status of the stock option plan as at December 31, 2003, 2002 and 2001 and changes during each year ended on those dates follows:

	2003		2002		2001

		Weighted Average		Weighted Average		Weighted Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding and exercisable, beginning of year	6,952,500	$1.76	7,707,000	$1.70	6,315,292	$1.52
Granted - Employees	2,248,500	2.56	350,000	2.28	1,815,000	2.24
Granted - Non Employees	250,000	2.12	—	—	—	—
Exercised	(270,000)	1.64	(1,104,500)	1.46	(340,000)	1.38
Cancelled	(215,000)	1.85	—	—	(83,292)	1.40

Outstanding and exercisable, end of year	8,966,000	$1.97	6,952,500	$1.76	7,707,000	$1.70

Weighted average fair value of options granted during the year	$1.92		$1.16		$1.17

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

		(Restated – Note 3)
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

Loss per common share

The following table outlines the calculation of the basic loss per common share:

	2003	2002	2001

		(Restated – Note 3)	(Restated – Note 3)
Numerator for basic loss per
common share:
Loss from continuing operations
attributable to common shareholders	$(78,026,642)	$(52,721,972)	$(34,416,262)
Benefit conferred to warrant holders	(825,481)	—	—

Loss from continuing operations
attributable to common shareholders	$(78,852,123)	$(52,721,972)	$(34,416,262)

Denominator for basic loss per common
share – adjusted weighted average
number of shares outstanding	118,309,198	84,441,287	69,117,738

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

9.	SHARE CAPITAL (continued)

Shareholder Rights Plan (continued)

In order to constitute a “Permitted Bid”, an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

10.	RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a)	Paid or accrued consulting and management fees of $2,651,829 (2002 – $606,249; 2001 – $665,835) to directors and an officer of the Company and companies related to directors and an officer of the Company.

b)	Paid or accrued legal fees of $4,380,478 (2002- $13,168,790; 2001 – $3,561,191) to law firms, partners of whom are directors of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

11.	INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 36.7% (2002 – 40.1%; 2001 – 44.5%) to loss before income taxes as follows:

	2003	2002	2001

		(Restated – Note 3)	(Restated – Note 3)

Loss before income taxes	$(82,053,852)	$(56,459,812)	$(42,552,441)

Expected income taxes recoverable	$(30,113,764)	$(22,640,385)	$(18,935,837)
Difference in foreign tax rates	614,647	1,013,320	5,131,725
Non recognition of benefit of losses	29,499,117	21,627,065	13,804,112

Actual income taxes	$—	$—	$—

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

13.	SEGMENTED INFORMATION (continued)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

		Bolivar/				Discontinued	Intersegment
	Corporate	Albino	El Callao	Cristinas		Operations	Eliminations	Total

2003
Mining revenue	$—	$12,862,999	$2,703,512	$—		$—	$—	$15,566,511
Mining revenue - intersegment	$—	$4,034,635	$—	$—		$—	$(4,034,635)	$—
Operating costs	$—	$(12,958,420)	$(3,281,943)	$—		$—	$—	$(16,240,363)
Operating costs - intersegment	$—	$—	$(4,034,635)	$—		$—	$4,034,635	$—
Interest and other income	$231,121	$32,510	$—	$—		$—	$—	$263,631
Interest expense	$(759,111)	$(540,612)	$(205)	$—		$—	$—	$(1,299,928)
Depletion and amortization	$(365,135)	$(3,987,796)	$(193,326)	$—		$—	$—	$(4,546,257)
Write-down of mineral properties	$(4,182,076)	$—	$(18,832,345)	$—		$—	$—	$(23,014,421)
Segment profit/(loss)	$(59,289,543)	$2,097,408	$(20,834,507)	$—		$(4,027,210)	$—	$(82,053,852)
Segment assets	$44,020,439	$35,246,112	$202,645	$94,055,652		$—	$—	$173,524,848
Capital expenditures	$70,399	$2,016,102	$353,798	$9,858,588		$—	$—	$12,298,887

2002 (Restated – Note 3)
Mining revenue	$—	$2,511,783	$10,806,036	$—		$—	$—	$13,317,819
Mining revenue - intersegment	$—	$11,713,510	$—	$—		$—	$(11,713,510)	$—
Operating costs	$—	$(11,111,734)	$(4,079,885)	$—		$—	$—	$(15,191,619)
Operating costs - intersegment	$—	$—	$(11,713,510)	$—		$—	$11,713,510	$—
Interest and other income	$68,603	$8,906	$—	$—		$—	$—	$77,509
Interest expense	$(1,557,428)	$(591,025)	$—	$—		$—	$—	$(2,148,453)
Depletion and amortization	$(329,288)	$(2,285,146)	$(939,641)	$—		$—	$—	$(3,554,075)
Write-down of mineral properties	$(2,134,678)	$—	$—	$—		$—	$—	$(2,134,678)
Segment loss	$(44,731,866)	$(1,610,936)	$(6,379,170)	$—		$(3,737,840)	$—	$(56,459,812)
Segment assets	$28,896,082	$32,439,136	$18,776,610	$81,004,253		$21,251,903	$—	$182,367,984
Capital expenditures	$105,840	$3,682,741	$1,082,004	$37,366,257		$—	$—	$42,236,842

2001(Restated – Note 3)
Mining revenue	$—	$6,239,562	$9,766,293	$—	$		$—	$16,005,855
Mining revenue - intersegment	$—	$11,236,739	$—	$—		$—	$(11,236,739)	$—
Operating costs	$—	$1,766,448	$(13,463,217)	$—		$—	$—	$(11,696,769)
Operating costs - intersegment	$—	$—	$(11,236,739)	$—		$—	$11,236,739	$—
Interest and other income	$65,349	$41,739	$237	$—		$—	$—	$107,325
Interest expense	$(318,015)	$(666,616)		$—		$—	$—	$(984,631)
Depletion and amortization	$(471,530)	$(2,580,073)	$(935,152)	$—		$—	$—	$(3,986,755)
Write-down of mineral properties	$(18,593,631)	$(6,408,145)	$—	$—		$—	$—	$(25,001,776)
Segment loss	$(26,944,912)	$(3,570,659)	$(3,900,691)	$—		$(8,136,179)	$—	$(42,552,441)
Segment assets	$42,430,722	$32,594,212	$18,803,110	$41,453,363		$31,699,275	$—	$166,980,682
Capital expenditures	$857,789	$4,297,683	$1,012,873	$3,462,995		$—	$—	$9,631,340

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANICIAL STATEMENTS
December 31, 2003, 2002 and 2001

13.	SEGMENTED INFORMATION (continued)

Geographic information:

	Mining Revenue			Property, Plant and Equipment

	2003	2002	2001	2003	2002	2001

		(Restated – Note 3)	(Restated – Note 3)			(Restated – Note 3)
Venezuela	$15,566,511	$13,317,819	$16,005,855	$132,069,099	$142,866,637	$101,791,052
Discontinued
operations	—	—	—	—	11,378,127	18,721,316
Brazil	—	—	—	—	—	1,616,394

Total Foreign	15,566,511	13,317,819	16,005,855	132,069,099	154,244,764	122,128,762
Canada	—	—	—	102,344	59,066	531,573

Total	$15,566,511	$13,317,819	$16,005,855	$132,171,443	$154,303,830	$122,660,335

14.	DISCONTINUED OPERATIONS

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

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2003, the Company had written call options outstanding as follows:

	2004	2005	2006

Ounces	127,237	94,932	2,000
Average price (US$ per oz.)	$298	$309	$348

Gold production for the years ended December 31, 2003 and 2002 was 76,935 and 94,623 ounces, respectively.

A summary of the cost to settle these contracts, based on a spot price of gold of $US 415 per ounce as at December 31, 2003, is as follows:

2004 –	$26,117,994
2005 –	20,233,313
2006 –	6,256,746

$52,608,053

This obligation will vary with the actual price of gold on the settlement date. The cash cost of the financial settlement will be reduced by the actual settlement of gold that the Company is able to utilize to settle these contracts.

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

For the year ended December 31, 2003, the Company recorded an unrealized loss of $19,352,704 (2002 – $34,187,017; 2001 – $4,119,293) in marking its portfolio of written call options and fixed forward contracts to market. These losses are included in non-hedge derivative loss in the Statement of Operations.

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value for long-term debt approximates fair value primarily due to the floating rate nature of the debt instrument.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

15.	COMMITMENTS AND CONTINGENCIES (continued)

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of six years. Total rent expense charged to operations under these agreements was $174,105 (2002 – $175,066; 2001 – $111,724).

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

15.	COMMITMENTS AND CONTINGENCIES (continued)

Las Cristinas Properties (continued)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

	2003

	Canadian GAAP	Adjustments		U.S. GAAP

Current assets	$41,158,807	$—		$41,158,807
Property, plant and equipment	132,171,443	(104,242,323	) (b)	27,929,120
Deferred financing fees	194,598	—		194,598

	$173,524,848	$(104,242,323)		$69,282,525

Current liabilities	$36,459,021	$—		$36,459,021
Long-term debt	8,373,406	—		8,373,406
Deferred credit	26,490,059	—		26,490,059
Minority interest	143,517	—		143,517
Shareholders' equity	102,058,845	(104,242,323)		(2,183,478)

	$173,524,848	$(104,242,323)		$69,282,525

	2002

	Canadian GAAP	Adjustments		U.S. GAAP

	(As restated – Note 3)
Current assets	$17,406,381	$18,329	(a)	$17,424,710
Investment	729,329	176,000	(a)	905,329
Property, plant and equipment	154,303,830	(100,481,050	) (b)	53,822,780
Deferred charge	7,765,576	—		7,765,576
Deferred financing fees	2,162,868	—		2,162,868

	$182,367,984	$(100,286,721)		$82,081,263

Current liabilities	$36,883,252	$—		$36,883,252
Reclamation provision	1,048,726	—		1,048,726
Long-term debt	26,206,277	1,130,720	(c)	27,336,997
Deferred credit	35,001,677	—		35,001,677
Minority interest	143,517	—		143,517
Shareholders' equity	83,084,535	(101,417,441)		(18,332,906)

	$182,367,984	$(100,286,721)		$82,081,263

(i)	U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2003, $3,774,327 (2002 – $5,086,236; 2001 – $5,327,889) would be presented as accrued liabilities.

(ii)	For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations

The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

		2003	2002	2001

			(As restated – Note 3)	(As restated – Notes 3 and 18 (g))

Net loss for the year per Canadian GAAP		$(82,053,852)	$(56,459,812)	$(42,552,441)
Adjustments to mineral properties	(b)	(3,761,273)	(40,734,141)	(13,306,689)
Accretion of interest on convertible notes	(c)	(4,571,277)	(2,346,126)	(1,057,605)
Fair value of employee stock options granted	(d)	(4,273,069)	(404,979)	(2,129,539)
Unrealized gain (loss) on trading securities	(a)	(18,329)	18,329	34,987

Net loss for the year per U.S. GAAP		$(94,677,800)	$(99,926,729)	$(59,011,287)

Net loss per share – basic		$(0.81)	$(1.18)	$(0.85)

Statement of Operations Presentation

For U.S. GAAP purposes, the measures “Loss before other items” and “Non-hedge derivative (loss) gain” are not recognized terms and would therefore not be presented. In addition, the “Operating (loss) income” measure included within the Canadian GAAP statement of operations is not comparable to “Operating loss” per U.S. GAAP. The following table reconciles “Loss for the year” per U.S. GAAP to “Loss from operations” for U.S. GAAP.

	2003	2002	2001

			(As restated – Notes 3 and 18(g))

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

			(Restated – Note 3 and 18(g))
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

Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2003, an additional interest expense (including accretion) of $4,571,277 (2002 - $2,346,126; 2001 – $1,057,605) has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to date.

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

For the year ended December 31, 2003, an expense of $4,273,069 (2002 - $404,979; 2001 -$2,129,539) has been recorded with respect to the stock options granted in the year.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(e)	Comprehensive Incom

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

Accumulated Other Comprehensive Income (Loss)

For U.S. GAAP, the accumulated other comprehensive income would be calculated as follows:

	2003	2002	2001

			(Restated – (g))
Accumulated other comprehensive income (loss)
Accumulated other comprehensive income (loss), beginning of year	$176,000	$—-	$(1,339,338)
Change in market value of available-for-sale securities	—	176,000	—
Reclassification adjustment for amounts included in net income	(176,000)	—	1,339,338

Accumulated other comprehensive income, end of year	$—	$176,000	$—

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows:

	2003	2002	2001

			(Restated – (g))

Comprehensive loss
Net loss for the year	$(94,677,800)	$(99,926,729)	$(59,011,287)
Change in market value of available-for-sale securities	(176,000)	176,000	1,339,338

Comprehensive loss for the year	$(94,853,800)	$(99,750,729)	$(57,671,949)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(f)	Recent Accounting Pronouncements

In 2003, the CICA issued Handbook Section 3110 – “Asset Retirement Obligations” (“CICA 3110”), which is consistent with SFAS 143, “Accounting for Asset Retirement Obligations.” The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements.The new CICA standard is applicable for fiscal years commencing January 1, 2004. Upon adoption, CICA Section 3110 will require retroactive restatement of all comparative periods. The US GAAP standard, SFAS 143, is applicable for fiscal years beginning January 1, 2003. Upon implementation of SFAS 143, the adjustment necessary to recognize the fair value liability of an asset retirement obligation is accounted for as a charge against income in the period where a reasonable estimate of fair value can be made. As the Company’s only asset retirement obligation as at January 1, 2003, relates to operations that were disposed of during 2003 and which were accounted for as discontinued operations for the year ended December 31, 2003, it was not considered necessary to separately disclose the adjustment required to recognize the fair value liability of the associated asset retirement obligation. There are currently no material legal asset retirement obligations with respect to continuing operations. Should a legal obligation occur in the future, or should the Company enter into a separate formal commitment, any resulting asset retirement obligation will be recognized when a reasonable estimate of fair value can be made.

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

(g)	Error Corrections for US GAAP

The Company has amended originally filed U.S. GAAP combined financial statements. As referred to in Note 3, in May 2003, the Company issued its consolidated financial statements which included restatements of the fiscal 2001 and prior combined financial statements. Subsequent to the issuance of those consolidated financial statements, a further restatement was identified relating to commodity derivative contracts as summarized in Note 3 paragraph 3(j) which affected the fiscal 2001 and prior combined financial statements. The following tables summarize adjustments made to previously reported amounts.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(g)	Error Corrections for US GAAP (continued)

	US GAAP Balance Sheet As at December 31, 2001

	As Reported	Error Corrections Under both Canadian and U.S. GAAP	Error Corrections Under U.S. GAAP only		As Restated

		(Note 3)
Current Assets	$27,893,158	$4,083,180	$1,170	(vi)	$31,977,508
Security Deposits	306,218	—	—		306,218
Investment	610,000	—	30,000	(i)	640,000
Property, plant & equipment	118,908,244	(43,605,119)	(10,255,021	)(ii)	65,048,104
Deferred charges	—	10,161,956	—		10,161,956
Deferred financing fees	1,269,652	—	—		1,269,652

	$148,987,272	$(29,359,983)	$(10,223,851)		$109,403,438

Current liabilities	$19,926,621	$2,754,245	$—		$22,680,866

Reclamation provision	1,250,151	(111,953)	(630)		1,137,568

Long term debt	24,968,891	386,565	(2,772,103	)(iii)	22,583,353
Deferred credit	646,821	13,873,462	—		14,520,283
Minority interest	7,752,099	(7,608,582)	—		143,517
Shareholders equity	94,442,689	(38,653,720)	(7,451,118)		48,337,851

	$148,987,272	$(29,359,983)	$(10,223,851)		$109,403,438

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Error Corrections for US GAAP (continued)

	2001		2000

Loss for the year per US GAAP	$(6,662,770)		$(11,786,801)
– as originally reported

Error corrections for both Canadian and U.S. GAAP: (Note 3)
Write down of plant & equipment	(8,841,968)		(3,496,465)
Write down of mineral properties	(19,746,087)		—
Misstatement of expenses	199,603		(125,367)
Foreign exchange conversion gain (loss)	(2,819,933)		39,581
Gold loan conversion	(1,529,364)		—
Minority interest	(704,643)		—
Write down of investment	(2,003,338)		—
Reversal of capitalized costs	(1,188,225)		—
Commodity derivative contracts	(5,902,087)		4,957,317
Other	(84,793)		(130,762)

Error Corrections for U.S. GAAP only
Accretion of interest on convertible notes	(1,128,644	)(iii)	(2,677,699	)(iii)

Adjustments to mineral properties	(8,640,208	)(ii)	—
Urealized gain on trading securities	1,170	(vi)	40,558	(vi)
Writedown of investment	30,000	(i)	—
Other	10,000		—

Loss for the year per U.S. GAAP – as restated	$(59,011,287)		$(13,179,638)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Error Corrections for US GAAP (continued)

Accumulated Other Comprehensive Income (Loss)	2001		2000

Accumulated other comprehensive loss,
end of year as previously reported	$(8,048,600)		$(3,023,189)
Error corrections under Canadian GAAP
Reversal of cumulative translation adjustments (Note 3(d))	4,675,924		344,513
Writedown of investment (Note 3(g))	2,003,338		—
Error corrections under U.S. GAAP
Change in market value of available-for-sale securities	1,339,338	(iv)	1,339,338 (iv)
Writedown of investment	30,000	(i)	—

Accumulated other comprehensive
Loss, end of year as restated	$—		$(1,339,338)

(i)	Investments

In 2001, for U.S. GAAP purposes, the Company incorrectly recognized a cumulative unrealized loss of $2,033,338 pertaining to the market value of its available for sale securities, resulting in a reported carrying value of $610,000 for its long-term investment securities as at December 31, 2001. The correct carrying value of long-term investment securities as at December 31, 2001 was $640,000. Accordingly, to correct this error an adjustment of $30,000 has been made to the previously reported loss for the year ended December 31, 2001 for U.S. GAAP.

(ii)	Writedown of mineral properties

As a result of detailed formal life of mine analyses for each of the Company’s mineral properties, management concluded that the discounted cash flows from ongoing operations at the Company’s Venezuelan Albino and Tomi Properties, determined using assumptions and information existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. Accordingly in addition to the writedowns described in Note 3(b), management retroactively reduced the December 31, 2001 carrying values of these two mineral properties by $8,640,208 with a corresponding charge to operations in 2001 to reflect the year in which impairment should have been recognized.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(g)	Error Corrections for US GAAP (continued)

(ii)	Writedown of mineral properties (continued)

The Company also concluded that the discounted cash flows at its Mineiro Concessions in Venezuela determined using assumptions and information existing at December 31, 1999, was insufficient to support the recovery of the carrying value of this property. Accordingly, management retroactively reduced the December 31, 1999 carrying value of the Mineiro Concessions by $1,614,813 with a corresponding charge to operations in 1999 to reflect the year in which impairment should have been recognized.

Under United States GAAP, the Company did not attribute a value to the warrants issued in connection with the acquisition in 1999 of the shares of Mael (Note 15). As a result, the Company has retroactively increased both additional paid in capital and deficit by $2,461,905 during 2001 and 2000, and loss for the year and additional paid in capital were both increased by $2,461,905 during 1999.

(iii)	Convertible Notes

During the years ended December 31, 2001 and 2000 the Company issued convertible notes. Under U.S. GAAP, on issuance, the convertible notes should have been recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, should have been allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the years ended December 31, 2001 and 2000 an additional interest expense (including accretion) of $1,128,644 and $2,677,699 respectively, has been retroactively recorded. The balance sheet error correction represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to December 31, 2001.

(iv)	Change in market value of available-for-sale securities

In determining accumulated other comprehensive loss as at December 31, 1998 the Company incorrectly included a writedown of $1,339,338 against available-for-sale securities. As a resulted management has restated the accumulated other comprehensive loss as at December 31, 1998 to correct this error.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Error Corrections for US GAAP (continued)

(v)	Accounting for Commodity Derivative Contracts

Written Call Options

Previously issued consolidated financial statements, under Canadian and U.S. GAAP, did not reflect the mark to market adjustment for outstanding contracts at the end of 1999, 2000 and 2001, as such contracts had not been property accounted for. As a result, management has restated the Canadian GAAP financial statements (Note 3(j)) to record the mark to market adjustment on these contracts. Consequently as a result of this restatement, no difference between Canadian and U.S. GAAP exists for written call options.

Fixed forward contracts

Previously, under Canadian GAAP, the Company had treated fixed forward contracts as transactions qualifying as hedges for accounting purposes. Upon re-examination, it has been determined that certain restructuring transactions with its counterparty had modified the forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, for Canadian GAAP purposes, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain. Mining revenue has also been restated to reclassify settlement gains and losses on forward contracts as non-hedge derivative (loss) gain.

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

(vi)	Unrealized gain on trading securities

During 2001 and 2000 the Company incorrectly calculated its unrealized gain on trading securities. Accordingly management has adjusted the previously reported losses for 2001 and 2000 to reflect the correction of this error.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Form 20-F/A – No. 3 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYSTALLEX INTERNATIONAL CORPORATION

	BY:	/s/ Daniel R. Ross

Daniel R. Ross Executive Vice-President, Corporate Counsel, Secretary, and Director

Date: February 11, 2005

Exhibit Index

Exhibit
No.	Exhibit

11.1(1)	Code of Business Conduct and Ethics

12.1	Certification of Todd Bruce pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.3(1)	Corporate Governance Statement

12.4(1)	Employment agreement as of January 1, 2004, between Crystallex and Robert A. Fung.

12.5(1)	Employment agreement as of September 22, 2003, between Crystallex and Todd Bruce.

12.6(1)	Employment agreement as of July 1, 2002, between Crystallex and Daniel R. Ross.

12.7(1)	Employment agreement as of September 3, 2002, between Crystallex and Borden Rosiak.

12.8(1)	EPCM contract dated March 23, 2004, between Crystallex and SNCL for SNCL to provide services for the design, construction and commissioning of 20,000 tonnes per day facility at Las Cristinas, without appendices.

12.9(1)	Letter agreement dated April 5, 2004, between Crystallex and BNP Paribas (“BNPP”), appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

12.10(1)	Agreement dated as of April 24, 2004, between Crystallex and Biomin Technologies S. A., whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex’s La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin’s proprietary BIOX® process, without schedules 3-6.

13.1	Certification of Todd Bruce pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Borden D. Rosiak pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as identically numbered exhibits in Form 20-F, filed on May 19, 2004.