Form 20-F/A
period 2002-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2005-02-22
CIK 912500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A No. 2

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

18 King Steet East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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

i

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

	High per	Low per	Average per
Year 2003	Month	Month	Month

January	1.5750	1.5220	1.5421
February	1.5315	1.4880	1.5120
March	1.4905	1.4673	1.4760
April	1.4843	1.4336	1.4582
May	1.4221	1.3446	1.3840
June	1.3768	1.3348	1.3525

Average of Exchange
Rates on Last Days of
Years	Month for Each Year

2002	1.5702
2001	1.5484
2000	1.4873
1999	1.4827
1998	1.4894

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

Selected Consolidated Financial Data in Canadian Dollars
(Canadian GAAP)

	For Year	For Year	For Year	For Year	For Year
	Ended	Ended	Ended	Ended	Ended
	December	December 31,	December 31,	December 31,	December 31,
	31, 2002(1)	2001(1)	2000(1)	1999(2)	1998(2)
	(as restated)	(as restated)	(as restated)	(as amended)	(as amended)

Income Statement Data
Mining Revenue	46,161,221	45,984,208	39,639,239	35,907,539	8,568,748

Income (loss) before Income Taxes	(56,459,812)	(42,552,441)	4,548,860	(618,936)	(7,897,320)
Income Taxes	—	—	—	—	—

Net Income (loss)	(56,459,812)	(42,552,441)	4,548,860	(618,936)	(7,897,320)

Net Income (loss) per Common Share - Basic	(0.67)	(0.62)	0.09	(0.02)	(0.22)

Weighted Average Number of Shares Outstanding - Basic	84,441,287	69,117,738	52,965,842	39,308,858	35,766,602

Balance Sheet Data
Cash and Short-Term Investments	5,695,130	14,409,831	4,418,442	6,652,863	5,535,716
Working Capital (Deficiency)	(19,596,429)	9,261,655	5,528,714	6,701,812	1,664,188

Total Assets	182,367,984	166,980,682	165,561,727	110,841,419	105,185,020

Long-Term Debt	26,206,277	25,216,992	32,656,570	16,848,835	23,348,884

Shareholders’ Equity	83,084,535	103,281,456	107,198,254	75,355,365	67,238,275

(1)	Refer to Note 3 to the consolidated financial statements which are included in this filing.
(2)	As amended to reflect impact of subsequent years’ restatements.

Crystallex has not paid any dividends since its incorporation.

Back to Contents

Had the consolidated financial statements of Crystallex been prepared in accordance with accounting principles generally accepted in the United States, certain selected financial data would have been reported as shown on the following table:

Selected Consolidated Financial Data in Canadian Dollars
(U.S. GAAP)

	For Year Ended December 31, 2002(1) (as restated)	For Year Ended December 31,2001(1) (as restated)	For Year Ended December 31,2000(1) (as restated)	For Year Ended December 31,1999(2) (as amended)	For Year Ended December 31,1998(2) (as amended)

Income Statement Data
Mining Revenue	46,161,221	45,984,208	39,639,239	35,707,539	8,568,748
Loss before Income Taxes Under U.S. GAAP	(99,926,729)	(59,011,287)	(13,179,638)	(9,323,469)	(16,192,497)
Income Taxes	—	—	—	—	—
Net Loss	(99,926,729)	(59,011,287)	(13,179,638)	(9,323,469)	(16,192,497)
Net Loss per Common Share — Basic	(1.18)	(0.85)	(0.25)	(0.24)	(0.45)
Weighted Average Number of Shares Outstanding — Basic	84,441,287	69,117,738	52,965,842	39,308,858	35,766,602

Balance Sheet Data
Cash and Short-Term Investments	5,695,130	14,409,831	4,418,442	6,652,863	5,535,716
Working Capital (Deficiency)	(19,578,100)	9,296,642	5,569,272	6,701,812	1,664,188
Total Assets	82,081,263	109,403,438	108,653,155	79,179,469	80,646,494
Long-Term Debt	27,336,997	22,583,353	32,656,570	16,848,835	23,348,884
Shareholders’ Equity	(18,332,906)	48,337,851	61,553,376	43,693,415	42,699,749

(1)	Refer to Notes 3 and 18 to the consolidated financial statements which are included in this filing.
(2)	As amended to reflect impact of subsequent years’ restatements.

Back to Contents

Under U.S. generally accepted accounting principles, Crystallex has written down its investment in mineral properties for those properties with no mineral reserves. As a result, during the years ended December 31, 2002, 2001, 2000, and 1999, Crystallex incurred mineral property write-downs of $40,734,141, $13,306,689, $12,643,590, and $5,497,813, respectively.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Las Cristinas Properties

A third party has filed court actions in Venezuela alleging that it has the right to mine the Las Cristinas properties. If the actions are successful, Crystallex could lose its rights to those properties. The rights of Crystallex to develop the Las Cristinas 4, 5, 6 and 7 gold deposits (the “Las Cristinas Deposits”) in Venezuela are derived from an agreement dated September 17, 2002 (the “Agreement”), between Crystallex and the Corporacion Venezolana de Guayana (the “CVG”), acting under the authority of the Venezuelan Ministry of Energy and Mines (“MEM”) and pursuant to Venezuelan mining law. Pursuant to the Agreement, the administration of the Las Cristinas Deposits relating to gold, including its exploration, development, exploitation, commercialization and sale, have been granted exclusively to Crystallex. The CVG had previous ly entered into a mining contract with Minera Las Cristinas, C.A. (“MINCA”) to develop the Las Cristinas Deposits (the “MINCA Contract”). MINCA produced no gold and suspended its development activities on the Las Cristinas Deposits. As a result, the CVG noted MINCA in default of its agreement and subsequently terminated the MINCA Contract. Thereafter, the CVG entered into the Agreement with Crystallex. See Item 4D, Information on the Company – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7, beginning on page 29. MINCA has claimed that the cancellation of the MINCA Contract was illegal and has commenced legal actions in Venezuela disputing the CVG’s legal authority for cancelling the MINCA Contract and entering into the Agreement. Crystallex cannot predict the outcome of the various MINCA legal actions or any impact that thes e actions could have on mining rights under the Agreement, including whether these actions could lead to the termination of Crystallex’s rights under the Agreement.

Crystallex’s mining rights are contractual and may be terminated in the event of breach of the Agreement. Under the Agreement between Crystallex and the CVG and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas Deposits belongs to the Republic of Venezuela. The Agreement does not transfer any property ownership rights to Crystallex, and the right of Crystallex to develop the Las Cristinas Deposits is contingent upon Crystallex continuing to meet its ongoing obligations under the Agreement. (See Item 4D, Information on the Company – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7, beginning on page 29.) In the event that a breach of the Agreement occurs and is not cured by Crystallex, the CVG could terminate the Agreement.

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

Back to Contents

Gold hedging activities may create risk of losses depending upon the price of gold, the ability of Crystallex to produce and deliver gold, and the performance of third party buyers.

Crystallex has entered into forward contracts to sell a portion of the gold that it anticipates it will produce at its mines. These contracts obligate Crystallex to sell the gold at a price set when it enters into the contract, regardless of the price when Crystallex actually produces the gold. Accordingly, there is a risk that the price of gold is higher at the time Crystallex produces the gold than when it enters into the contracts, so that Crystallex must sell the gold at a lower price than it could have received if it did not enter into the contracts. In addition, if Crystallex is not able to produce and deliver the amount of gold specified in the contracts, it may be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices. Further, the entity contracting to buy the gold from Crystallex could default, which means that if the contract price is h igher than the market price at the time of delivery, Crystallex will not likely be able to resell the gold at the higher price.

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

Crystallex’s operations at the San Gregorio Mill (in Uruguay) and the Revemin Mill (in Venezuela) together account for all of Crystallex’s current mineral production and revenue. See Item 4B. “Information on the Company – Business Overview –- Activity on the Mining Properties,” pages 14-15. Any adverse development affecting those mills would significantly hurt Crystallex’s financial performance and results of operations. In addition, Crystallex does not know if its development program at its San Gregorio mine will yield new mineral resources to replace or expand current mineral reserves once they have been fully mined. See Item 4D. “Information on the Company – Property, Plants and Equipment – The San Gregorio Mining Concession – Operations,” page 42.

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

Crystallex’s activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. See Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Regulatory and Environment Risks,” beginning on page 53-54. Environmental laws may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental laws provide for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such laws may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental laws are evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future laws and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of Crystallex’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, Crystallex must comply with standards, laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Crystallex does not maintain environmental liability insurance.

Crystallex operations require additional permits and are subject to regulations. Compliance may involve significant costs or delays, and failure to comply may result in fines or suspension of its mining activities.

Government regulations significantly affect Crystallex’s mining operations. See Item 4.B. “Information on the Company – Business Overview – Government Regulation,” pages 16-17. Crystallex’s mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which Crystallex has properties regulates mining activities. Crystallex generally requires permits from authorities in these jurisdictions to authorize Crystallex’s operations. These permits relate to virtually every aspect of Crystallex’s exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Crystallex or its properties, which could significantly impact Crystallex’s current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time consuming process and Crystallex cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Crystallex from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

Back to Contents

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

Crystallex’s business is dependent on retaining the services of a small number of key management personnel, namely Messrs. Oppenheimer, Fung, Ross, El-Alfy, and Riccio. See Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management,” beginning on page 58. The success of Crystallex is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could significantly impair Crystallex’s ability in developing, exploring, acquiring, and funding mining properties. Crystallex does not maintain key employee insurance on any of its employees.

Crystallex has authorized for issuance a large number of shares, which, if issued in significant amounts, could result in dilution of share ownership and a reduction in share price.

Crystallex has authorized the issuance of more than 79,864,297 common shares for payment of certain property purchases and related indebtedness, the exercise of stock options, finder’s fees, the exercise of warrants issued in private placements, placement agent’s fees for a private placement, and exercise of warrants issued for convertible notes and brokers’ fees. Furthermore, Crystallex may issue additional common shares from time to time in the future. If Crystallex issues a substantial number of those new shares, it could substantially dilute the ownership interest of Crystallex’s current shareholders, based upon the 112,108,534 Crystallex shares outstanding as of July 28, 2003. In addition, given Crystallex’s average daily trading volume of approximately 651,000 shares on the American Stock Exchange (Consolidated Market) and approximately 160,000 shares on The Toronto Stock Exchange for the period January 1, 2003 through June 30, 2003, the sale of these shares could provide enough selling pressure to depress the share price of Crystallex’s common shares.

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

Important Acquisitions Since January 1, 2000

In February, 2001, Crystallex completed the acquisition of a controlling interest in Lo Increible, a 9,704 hectare pre-feasibility gold property located in Venezuela’s El Callao gold district. The acquisition was in the form of a share exchange take-over bid for the shares of El Callao Mining Corp. and the purchase of certain assets from its principal shareholder. Crystallex issued 2.4 million shares to acquire approximately 80% of the outstanding shares of El Callao Mining Corp. In addition, Crystallex paid US$7.6 million to purchase certain assets as well as El Callao Mining Corp. debt held by Bema Gold Corporation. (See Item 4.D, Information on the Company – Property, Plants and Equipment – El Callao Properties – The Lo Increible Deposits.)

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

Crystallex is also actively engaged in various activities required under its mine operation contract with the CVG for the Las Cristinas gold deposits, including the implementation of social programs and the completion of a Feasibility Study by SNC-Lavalin Engineers & Constructors Inc. (See Item 4D, Information on the Company – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7.)

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

Back to Contents

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

Review of Title to Properties

At the time that it acquires a mining property, Crystallex completes or causes to be completed due diligence on the property which, in the ordinary course, would include a review by local counsel of concession (title) rights, surface rights and mining contracts. Crystallex further obtains and relies upon detailed representations of vendors and, in some cases, legal opinions obtained from counsel for such vendors as a condition of closing. Crystallex has also customarily reviewed at the time of acquisition financing files and reports to lenders whose loans remain in place, in whole or in part, after acquisition. While such reports have been issued specifically to the lenders, they have provided support to Crystallex due diligence. Finally, since it has made some of its acquisitions through the purchase of shares (see, for example, the discussion in “History and Development of the Company – Background – Important Acquisitions Since January 1, 2000”), Crystallex has, prior to closing, had an opportunity to review in detail the records of the entity being acquired and interview key employees in respect of matters concerning title and mining contracts. However, despite these efforts, Crystallex can never be certain that it will have valid title to its mining properties. See Item 3 – Key Information – Risk Factors – Uncertainty with respect to title to remaining mineral properties may result in loss of mining rights without compensation for development expenditures.

C.	Organizational Structure

Crystallex operates its business either directly or through its subsidiaries. Its significant subsidiaries are as follows:

Name of Subsidiary	Country of incorporation or residence	Crystallex’s ownership and voting interest

Minera Albino C.A.	Venezuela	100%	(1)
El Callao Mining Corp.	British Columbia (Canada)	80%
Mineras Bonanza, C.A. (Tomi mine)	Venezuela	100%	(1)
Revemin II C.A. (Revemin mill)	Venezuela	93%	(1)
Minera San Gregorio S.A.	Uruguay	100%	(1)

(1) Indirect subsidiary

Back to Contents

The above table does not include Crystallex’s ownership interest in Las Cristinas 4 and 6 (See Item 4D – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7) since Crystallex will develop the Las Cristinas gold deposits under the terms of its mine operation contract with the CVG.

[Text continues on next page]

Back to Contents

D.	Property, Plants and Equipment

Summary of Property Data(1) As of December 31, 2002

Property	Acreage (Hectares)		Proven & Probable Reserves (2), (3)	Gold Price for Reserve Calculation US$(4)	Contained Ounces	Stage/ Status	Date of Expected Production	Life of Reserves(5)

Albino Underground (Concession)	500		178,870 tonnes @ 14.7g/t	$270/oz	84,700	Development/ Inactive	Not Determined	2.5 years

Bolivar Goldfields:	500	(7)

Tomi Underground (Concession)			162,730 tonnes @ 14.5g/t	$265/oz	75,800	Production/ Active	Current	2.5 years

Tomi Open Pit (Concession)			931,000 tonnes @ 2.9g/t	$265/oz	86,900	Production/ Active	Current	Not Applicable

Las Cristinas 4,5,6,7 (CVG Contract)	4,000		Not Applicable	Not Applicable	Not Applicable	Development/ Active	Not Determined	Not Determined

El Callao (Lo Increible):	9,704

La Victoria (Concession)			3.9MM tonnes @ 3.0g/t	$300/oz	377,200	Production/ Active	Current	10.0 years

Lo Increible 2, 4(a), 4(b), 4(c), 4(d) (CVG Contract)			Not Applicable	Not Applicable	Not Applicable	Exploration/ Active	Not Determined	Not Determined

Santa Elena, San Miguel, Carabobo (Contract: ACOMISUR)	1,763		Not Applicable	Not Applicable	Not Applicable	Exploration/ Inactive	Not Determined	Not Determined

San Gregorio (Concession)	1,321	(6)	1.1MM tonnes @ 1.7 g/t	$325/oz	63,100	Production/ Active	Current	1 year

(1)	Does not include Crystallex’s interest in the Mineiro Concession, Knob Hill Property, and other properties.
(2)	Estimates for each deposit meet both SEC Industry Guide 7 and Canadian definitions of reserves. The reserves as stated are estimates of what can be economically and legally recovered from the mine and as such incorporates losses for dilution and mining recovery.
(3)	The forecast life of mine metallurgical recovery factor for each reserve is as follows: San Gregorio 92%; Albino Underground 92%; Tomi Underground 95%; Tomi Open Pits 94%; and La Victoria 85%.
(4)	There are no material currency conversion factors used to estimate Crystallex’s reserves.
(5)	All reported reserves are planned to be mined out within the period of existing concession agreements or within the time period of assured lease renewal periods. Crystallex has the required permits to mine all the reserves disclosed in this chart, except for La Victoria, where Crystallex has permits to mine the reserves that under its current mining plan are sufficient through 2004 and expects to receive the permits to access the balance of these reserves by the end of 2003.
(6)	Does not include 1,087 hectares of the surface estate within the project area that Crystallex owns outright and an additional approximately 20,000 hectares that Crystallex controls of exploration rights of prospective mineral lands in northern and southern Uruguay.
(7)	Does not include 8,547 hectares of undeveloped land held under CVG contract and 44,438 hectares of exploration land.

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

Back to Contents

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

In late 1992, Crystallex become involved in the exploration and subsequent development of the Albino concession. Following an initial program of mapping, soil sampling, ground magnetometer and IP surveys, drilling began in 1993 to test for continuity of gold mineralization along the Conductora-Aguao 2 trend. Between 1993 and 1998, 268 holes were drilled totaling 30,164 metres. Saprolite mining on the Conductora zone was initiated in 1994 and lasted through 1998. In 2001, Mine Development Associates made an estimate of the Albino Concession’s ore reserves. See – Ore Reserves.

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

Back to Contents

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

Back to Contents

Mineral Deposit

The following table presents the mineral deposit for Albino at December 31, 2002:

Tonnes	Grade
(000’s)	(g/T)

3,140	4.0

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

The Mineral Deposit was calculated by Mine Development Associates using the cross-sectional polygonal method with a cutoff grade of 1.0 g/t.

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

Property History

Exploration activities at Tomi date back to the turn of the century, as witnessed by several small open cuts and some shallow underground workings in the Charlie Richards and Mackenzie areas. Also, some artisanal mining took place between 1930 and 1965. Modern exploration on the property only began in 1993 when Bolivar Goldfields Ltd completed the acquisition of the Tomi concession and adjoining Belen and Dividival I and II concessions.

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

Back to Contents

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

Back to Contents

Mineral Deposit

The Mineral Deposit for the Tomi Concession is as follows as of December 31, 2002:

Tonnes	Grade
(000’s)	(g/T)

699	3.2

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

Production Statistics (since acquisition by Crystallex)

100% Basis	2002	2001	2000[1]

Tomi Open Pit (100% Crystallex)
Tonnes Ore Mined	25,644	120,876	193,305
Tonnes Waste Mined	2,908	479,614	835,806
Tonnes Ore Processed	27,998	122,000	187,000
Average Grade of Ore Processed	3.01	3.1	4.0
(g/t)
Recovery Rate (%)	87%	92%	95%

Production (ounces)	2,347	11,132	22,676

1 For the portion of the year controlled by Crystallex.

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

Back to Contents

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

Revemin Mill Production

100% Basis	2002	2001	2000

Revemin Mill
La Victoria Ore Processed (tonnes)	326,572	297,000	N/A
Tomi Open Pit Ore Processed (tonnes)	27,998	122,000	187,000
Purchased Material Ore Processed	12,339	19,000	3,000
(tonnes)

Total Ore Processed (tonnes)	366,909	438,000	190,000

Head Grade of Ore Processed (g/t)	3.0	3.4	4.1
Total Recovery Rate (%)	79%	90%	95%
Total Gold Recovered (ounces)	27,841	42,690	23,538

Cost Per Tonne of Ore Processed	$10.50	$9.08	$8.32

Back to Contents

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

Las Cristinas 4, 5, 6 and 7

On September 17, 2002, Crystallex entered into a mining agreement (the "Agreement'') with the Corporacion Venezolana de Guayana (the ‘‘CVG’’), acting under the authority of the Venezuelan Ministry of Energy and Mines (‘‘MEM’’) and pursuant to Venezuelan mining law, under which Crystallex has been granted the right to develop the Las Cristinas 4, 5, 6 and 7 gold deposits (the ‘‘Las Cristinas Deposits’’) in the Municipality of Sifontes, Bolivar State, Venezuela. The CVG is the state organization responsible for the development of all natural resources in Bolivar State, with the exception of oil.

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

Back to Contents

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

Back to Contents

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

Back to Contents

•	Crystallex is to present a Feasibility Study by September, 2003 to the CVG for its approval.

Mine Development Associates Technical Report

Mine Development Associates (“MDA”) of Reno Nevada completed an estimate of the Las Cristinas mineralized material in March 2003, detailed in a report issued in April 2003 (as discussed in the next paragraph). Its estimate of March, 2003 relied on original data and represents the first independent work conducted by Crystallex on the property. MDA’s work will be incorporated into a comprehensive feasibility study. Mineralized material, estimated using a 0.5 gram per tonne cut-off grade is tabled below:

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Ore Reserves

Ore reserves (probable) at the Lo Increible project as of December 31, 2002, are summarized below:

	Canadian Standards			U.S. Standards

	Ore		Contained	Ore		Contained
	Tonnes	Grade	Gold (ozs.)	Tonnes	Grade	Gold
Deposits	(000’s)	(g/t)		(000’s)	(g/t)	(ozs.)

LC, T, S, LL, E(1)	2,219	3.3	235,400	—	—	—

La Victoria(2)	3,925	3.0	377,200	3,925	3.0	377,200

Total Lo Increible	6,144	3.1	612,600	3,925	3.0	377,200

(1)	The reserves for these five Lo Increible deposits (LC, T, S, LL, E) were estimated by members of Bema’s technical staff as part of an internal pre-feasibility study published in March 1999. These reserves were estimated based on the open pit optimization of mineralized material calculated by MRDI. The ore reserves were calculated using a cut off grade of 1.00 g/t Au and a gold price of US$325 per ounce. Bema’s estimates qualify as reserves in accordance with Canadian National Instrument 43-101. However, they do not qualify as reserves for United States reporting purposes, since SEC Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the U.S. Securities and Exchange Commission staff, requires completion of a full feasibility report in order to classify mineralization as reserve. Accordingly, for U.S. reporting purposes, the mineralization at LC,T,S,LL, and E is classified as Mineral Deposit.
(2)	The reserves of the La Victoria orebody, which meet both U.S. and Canadian reserve definition standards, were calculated by Nick Suter, at that time Crystallex’s Chief Mine Geologist, and were verified by Dr. Luca Riccio, P. Geo., Vice President Exploration of Crystallex. The reserve estimate was based on the open pit optimization of the Mineral Deposit performed by Crystallex. The La Victoria reserves were calculated at a cut off grade of 1.0 g/t Au and a gold price of US$300 per ounce.

Back to Contents

Mineral Deposit

Tabled below are the Mineral Deposit estimates for the Lo Increible concession at December 31, 2002:

	Tonnes	Grade
	(000’s)	(g/T)

LC, T, S, LL, E	1,542	4.3
La Victoria	1,197	3.9

Total Lo Increible	2,739	4.1

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

Production Statistics (since acquisition by Crystallex)

100% Basis	2002	2001	2000

La Victoria (51% Crystallex)1
Tonnes Ore Mined2	333,857	260,098	N/A
Tonnes Waste Mined	937,949	613,210	N/A
Tonnes Ore Processed	326,572	297,000	N/A
Average Grade of Ore Processed (g/t)	2.8	3.1	N/A
Recovery Rate (%)3	76%	90%	N/A

Production (ounces)	22,548	26,504	N/A

1	Crystallex owns 80% of El Callao Mining Corp, which in turn has a 51% equity interest in La Victoria. However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt relating to the La Victoria concession is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the La Victoria debt is fully repaid, (approximately US$40 million). Presently, there is no distributable cashflow, and Crystallex reports all production for its account.
2	Crystallex commenced mining at La Victoria in April 2001.
3	The recovery of gold dropped in 2002 due to processing refractory sulphide ore. See 2002 Review below.

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

Mineral Deposit

Mineral Deposit for the San Gregorio deposits as of December 31, 2002 is summarized below:

Mineral Deposit

	Tonnes	Grade
	(000's)	(g/T)

San Gregorio Project	8,134	1.0

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

Back to Contents

Production Statistics

100% Basis	2002	2001	2000

San Gregorio (100% Crystallex)
Tonnes Ore Mined	1,062,626	828,526	948,676
Tonnes Waste Mined	4,685,190	5,007,753	4,511,631
Tonnes Ore Processed	1,105,619	1,092,389	1,087,101
Average Grade of Ore Processed (g/t)	2.04	2.09	2.21
Recovery Rate (%)	92%	91%	93%

Production (ounces)	66,832	66,957	72,025

Production Costs (US$/ounce):
Cash Operating Costs	$234	$259	$221
Royalties & Production Taxes	$3	$3	$2

Total Cash Cost Per Ounce	$237	$262	$223

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

San Gregorio is forecast to produce 52,000 ounces of gold in 2003. Cash operating costs are expected to increase to approximately US$250 per ounce with the continued processing of lower grade ore. As reported in our third quarter 2002 results, mining operations at San Gregorio are anticipated to end during 2003 or by early 2004 and the possibility of further production depends on the success of present programs to extend the minelife. These programs include a reevaluation of a west extension of the San Gregorio pit. There are approximately 56,000 ounces of gold in the west extension that have not been included in the year end 2002 reserve estimate. Also excluded from the year end reserve estimate is a stockpile of ore containing approximately 20,000 ounces of gold. Processing the stockpile is also under review.

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

Back to Contents

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

Back to Contents

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

These consolidated financial statements have been reconciled to US GAAP as discussed in Note 18 to the consolidated financial statements beginning on page F-1 of this Form 20-F.

Key Highlights

•	Gold production of 94,623 ounces at a cash cost of US$269 per ounce

•	Cash contribution of US$34 per ounce; average realized gold price of US$303

•	Net loss for the year Cdn$56.5 million, including non-cash items (i) mineral property writedowns of Cdn$2.1 million, (ii) non-hedge derivative loss of Cdn$35.5 million and (iii) amortization and depletion Cdn$12.3 million

•	Las Cristinas Mining Operation Contract signed

•	Las Cristinas Feasibility Study and metallurgical testwork underway

•	2001 and 2000 Results restated resulting primarily from mineral property writedowns and marking to market the derivative book

•	Management team expanded

•	Head office relocated to Toronto

Back to Contents

Key Statistics

		2002		2001		2000

Operating Statistics
Gold Production (ounces)		94,623		109,647		95,563
Total Cash Cost Per Ounce[1,2]	US$	269	US$	230	US$	211
Total Production Cost Per Ounce[2]	US$	353	US$	321	US$	287
Average Realized Price Per Ounce	US$	303	US$	295	US$	301
Average Spot Gold Price Per Ounce	US$	310	US$	271	US$	279

Financial Statistics (C$ thousands) – As Restated
Revenues		$46,161		$45,984		$39,639
Cashflow from Operating Activities		$(4,451)		$8,139		$11,080
Net Income (Loss)		$(56,460)		($42,552)		$4,549
Net Income (Loss) per Basic Share		$(0.67)		($0.62)		$0.09
Weighted Average Number of Common Shares
Outstanding		84,441,287		69,117,738		52,965,842

[1]	Includes Royalties and Production Taxes.
[2]	Total Cash Costs and Total Production Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures.

Restatements

As described in detail below, Crystallex has amended its accounting treatment for call options and fixed forward contracts including a mark to market adjustment of both call options and fixed forward contracts. The impact is as follows:

	2002	2001	2000

	($000’s)	($000’s)	($000’s)

Net Income (Loss) – As originally reported (1)	(39,772)	68	3,305
Restatements (3)	—	(36,718)	(3,713)
Net (Loss) – As previously reported (2)	(39,772)	(36,650)	(408)
Restatement of non hedge derivative loss (3)	(16,688)	(5,902)	4,957

Net Income (Loss) – As restated	(56,460)	(42,552)	4,549

1.	2002 information is contained in Crystallex’s 2002 audited consolidated financial statements that have audit report dated May 13, 2003.The 2001 information is contained in Crystallex’s 2001 audited consolidated financial statements that have audit report dated May 8, 2002, and the 2000 information is contained in Crystallex’s 2000 audited consolidated financial statements that have audit report dated March 27, 2001.
2.	Balances reflected in the 2002 consolidated statements with auditor’s report dated May 13, 2003.
3.	Refer to note 3 to the 2002 consolidated statements, with auditor’s report Dated July 25, 2003.

The impact of this restatement on U.S. GAAP earnings is disclosed in note 18 to the 2002 consolidated statements, which are included in this Form 20-F.

Back to Contents

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

In addition, the previously issued MD&A of May 20, 2003, reflected writedowns of mining interests and investments aggregating $36.7 million, resulting in a restatement more fully described under Other Income and Expenses below.

A.	Operating Results

Summary

For the year ended December 31, 2002, Crystallex had a restated net loss of $56.5 million, or $0.67 per share including non-cash items, (i) mineral property writedowns of $2.1 million, (ii) non-hedge derivative loss of $35.5 million and (iii) amortization and depletion $12.4 million, as compared with a restated net loss of $42.6 million, or $0.62 per share in 2001. Gold sales revenue was $46.2 million for the year, a slight increase from $46.0 million in 2001. The increase in sales revenue from 2001 was attributable to a higher average realized gold price in 2002 offset by lower gold production. The average realized gold price during the year was US$303 per ounce, as compared with US$295 per ounce in 2001. Crystallex’s average realized price per ounce in 2002 was below the average annual spot price of US$310 per ounce as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price.

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

For the twelve month period ended December 31, 2001, Crystallex reported a restated net loss of $42.6 million or $0.62 per share, compared to a restated net income of $4.6 million, or $0.09 per share in 2000. The contribution in cashflows from operations in 2001 was $8.1 million as compared to $11.1 million during 2000.

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

Back to Contents

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

To partially offset lower production from the La Victoria mine, open pit mining was undertaken on the Tomi concession early in the year. This contributed about 2,300 ounces of gold production in 2002. Crystallex’s focus on the Tomi concession continues to be the development of a high grade underground mine. At the Tomi underground mine, ore production has commenced from the first mining stope. Production from Tomi will be ramped up over the course of the year and is expected to reach design rates of about 30,000 ounces per year in early 2004.

Back to Contents

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

Non GAAP Measures

The total cash cost per ounce data is presented to provide additional information and is not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or US GAAP. The total cash costs per ounce calculation is derived from amounts included in the Operating Expense line on our Statement of Operations. As this line item is unchanged under US GAAP, the total cash costs per ounce figure is similarly unchanged using US GAAP results of operations.

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

Write-downs of Mining Interests and Investments –Restatement

Crystallex undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. This review encompassed an assessment of mine plans and factors such as (i) the price of gold, (ii) operating and capital costs, (iii) recovery rates, (iv) ore grade and (v) reserves. Net cashflows were calculated for each property accounting for all of these factors and the result was compared to the carrying value of the property. The results of this review led Crystallex to record provisions aggregating $36.7 million to reduce previously reported carrying values of various properties, plant and equipment. (For details of the provision, please refer to Note 3 of Notes to the Financial Statements.) Provisions have been reflected in the year corresponding to the valuation period, thereby resulting in the restatement of the financial statements for 2001 and 2000. These are non-ca sh adjustments and do not impact Crystallex’s cashflow.

Review of Operations

Overview

Crystallex’s producing operations include the open pit San Gregorio mine and mill in Uruguay and the La Victoria and Tomi open pit mines and the new Tomi underground mine in Venezuela. Ore from the Venezuelan mines is processed at Crystallex’s Revemin mill, which is located ten kilometres from the La Victoria mine and twenty one kilometres from the Tomi mine.

Back to Contents

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

Back to Contents

During 2000, Crystallex invested $5.4 million to consummate the acquisition of a portion of the outstanding debt owing from El Callao Mining Corp. to Bema Gold Corporation (“Bema”) and a royalty on the El Callao Mining project. Concurrent with this, Crystallex completed the take-over bid made by its wholly-owned subsidiary 618707 British Columbia Ltd., to acquire any and all of the common shares of El Callao Mining Corp. The shares of El Callao Mining Corp. deposited to the offer totalled 36,575 832, representing approximately 80% of the outstanding shares of El Callao Mining Corp. 618707 British Columbia Ltd. assigned its rights under the bid to Crystallex and Crystallex took up and paid for the El Callao Mining Corp. shares by issuing an aggregate of 2,438,352 common shares of Crystallex.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

Venezuela

The Revemin plant has obtained permits for the use of cyanide in the dissolution of gold, and these permits are in good standing. The permit is contingent on our containing all tailings which have come into contact with cyanide. Compliance with the permit is achieved as follows:

•	A major North American geotechnical and engineering company designed the tailings deposition facility for Bolivar Goldfields.

•	The tailings dams were constructed according to the specifications set out in the engineering project.

•	The tailings dams are being operated according to the specifications set out in the engineering project.

•	The tailings dams are raised annually to accommodate the next years production.

•	The cost of raising the dams is expensed annually.

•	Certain areas of the tailings impoundment facility are decommissioned as they reach design capacity.

•	These areas are revegetated and returned to nature.

•	Since the property has been under Crystallex ownership, the annual inspection has been carried out by a Canadian geotechnical consultant, M. A. J. Matich, the recipient of the prestigious Leggett Award for recognition in the field of Geotechnical Engineering.

•	Revemin staff inspect the tailings dams perimeter once per day.

•	Representatives of the Ministry of the Environment and Natural Resources (“MARN”) conduct planned bi-annual visits and occasionally conduct unplanned inspections.

•	Operations at Revemin have never been suspended for non-compliance.

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

Back to Contents

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

[text continues on next page]

Back to Contents

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations		Payments Due by Period

		Total	Less than	1-3	3-5	More than
			1 Year	Years	Years	5 Years

Long-term Debt Obligations (See Note 9 to Notes to Financial Statements)

(i)	Bank Loan	$16,900,000	$4,700,000	$12,200,000	—	—

(ii)	Convertible Notes	$17,100,000	$3,500,000	$13,600,000	—	—

Operating Lease Obligations (See Note 15 to Notes to Financial Statements)		$605,902	$188,712	$308,249	$108,941	—

Precious Metal Contracts (1) (See Note 15 to Notes to Financial Statements)

(i)	Fixed Forward Contracts	77,598 oz @ average US$300 per oz.	82,608 oz @ average US$300 per oz.	42,980 oz @ average US$305 per oz.	39,996 oz @ average US$ 310 per oz.	—

(ii)	Written Call Options	60,852 oz @ average US$295 per oz.	115,956 oz @ average US$306 per oz.	50,922 oz @ average US$303 per oz.	2,000 oz @ average US$348 per oz.	—

Bonds Letter of Credit (See Note 15 to Notes to Financial Statements)

(i)	Environmental Remediation Letter of Credit	$1,500,000	Contingent	Contingent	Contingent	Contingent

(ii)	Performance Bond	$4,750,000	Contingent	Contingent	Contingent	Contingent

(1)	Precious Metal Contracts are reflected in ounces and average price per ounce rather than as cash obligations, since the obligation will be settled by delivery of gold, by financial settlement, or by a combination thereof. Obligations may also be rolled forward to subsequent periods.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

In the following table and notes thereto is stated the name of each current Crystallex director and member of senior management, all offices of Crystallex now held by him, his business experience and principal occupation, the period of time for which he has been a director or member of senior management, and, for directors, other principal directorships:

Back to Contents

Name and Office, Function or Position with Crystallex	Business Experience and Principal Occupation	Director Since	Principal Directorships

Robert A. Fung(2)(4)(5)	Business Executive, Yorkton	December 3, 1996	Toronto Waterfront
Toronto, Ontario,	Securities, Inc.		Revitalization
Chairman of the Board,			Corporation;
Director			Stockhouse Media
Corporation; El Cal-
lao Mining Corp.(6)

Marc J. Oppenheimer(2)	President and Chief	February 20, 1995	First Choice
Leonia, New Jersey,	Executive Officer of		Industries, Ltd; IDT
President, Chief Executive	Crystallex		Corporation; El
Officer and Director			Callao Mining
Corp.(6)

Michael Brown(1)	President, Capital Markets	October 10, 2002	Queenston Mining
Toronto, Ontario	Advisory		Inc.;
Director			El Callao Mining
Corp.(6)

C. William Longden(3)	Vice Chairman, Marshall,	July 25, 2000	Marshall, Macklin,
Toronto, Ontario`	Macklin, Monaghan Limited		Monaghan Limited;
Director			El Callao Mining
Corp.(6)

David I. Matheson(1)(3)	Counsel, McMillan Binch,	July 25, 2000	Clarke Inc.; El
Toronto, Ontario,	LLP		Callao Mining Corp.(6)
Director	Barristers & Solicitors

Harry J. Near (1)(3)(4)(5)	President, Near Consultants	May 5, 1997	El Callao Mining
Ottawa, Ontario,	& Associates; Principal, The		Corp.(6)
Director	Earnscliffe Strategy Group

Armando F. Zullo (4)	Business Executive;	December 3, 1996	El Callao Mining
Director	President of A.F. Zullo &		Corp.(6)
Company Ltd
.
Daniel R. Ross	Executive Vice President,
Toronto, Ontario,	Corporate Counsel, and
Executive Vice President,	Secretary of Crystallex
Corporate Counsel, and	International Corporation
Secretary

Back to Contents

Dr. Sadek El-Alfy	Vice President-Operations
Seattle, Washington,	Crystallex International
Vice President – Operations	Corporation

Dr. Luca M. Riccio	Vice President-Exploration
Vancouver, British	Crystallex International
Columbia,	Corporation
Vice President – Exploration

Borden D. Rosiak	Chief Financial Officer
Toronto, Ontario,	Crystallex International
Chief Financial Officer	Corporation

Kenneth Thomas,	Chief Operating Officer
Toronto, Ontario,	Crystallex International
Chief Operating Officer	Corporation

(1)	Member of the Audit Committee
(2)	Member of the Executive Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Compensation Committee
(5)	Member of the Nominating Committee
(6)	Become director of El Callao Mining Corp. subsequent to Crystallex’s acquiring approximately 80% of the outstanding El Callao shares. See Item 4.A- Information on the Company- History and Development of the Company- Important Acquisitions Since January 1, 2001.

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

Back to Contents

Marc J. Oppenheimer, President and Chief Executive Officer. Mr. Oppenheimer has served as Crystallex’s President and Chief Executive Officer and a Crystallex Board member since February 1995. Prior to coming to Crystallex, he held executive positions at The Chase Manhattan Bank and Midlantic National Bank. Immediately before joining Crystallex, Mr. Oppenheimer was engaged in merchant banking activities and was a consultant to Crystallex. Mr. Oppenheimer is responsible for the overall administration of Crystallex and all elements of Crystallex’s business. He is also responsible for the recruitment, direction and supervision of the senior management of Crystallex and its subsidiaries.

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

All amounts shown in the following three tables are in Canadian dollars unless otherwise noted:

[text continued on next page]

Back to Contents

Summary Compensation Table for Executive Officers

									Long Term
			Annual Compensation						Compensation Award

Name and Principal Position	Year(1)	Salary ($)		Bonus(2) ($)		Other Annual Compensation ($)			Securities Under Options(4) (#)	All Other Compensation ($)

Robert A Fung	2002		NIL	US$	100,000		$180,000	(7)	55,000	NIL
(Chairman of the
Board – Feb.	2001		NIL	US$	100,000		$180,000		205,000	NIL
12/98)					$350,000

	2000		NIL	US$	100,000		$180,000		405,000	NIL

Marc J.	2002	US$	449,996	US$	195,000	US$	11,000	(5)	40,000	NIL
Oppenheimer	2001	US$	418,461	US$	195,000	US$	10,500	(5)	190,000	NIL
President & Chief	2000	US$	357,808	US$	182,000	US$	10,200	(5)	390,000	NIL
Executive Officer
(Feb. 20/95 to
present)

Daniel R. Ross	2002		$400,000		$178,024		NIL		50,000	NIL
Executive Vice
President and	2001		$166,667		$83,333	US$	6,000	(6)	255,000	NIL
Corporate Counsel	2000		NIL		NIL		NIL		155,000	NIL
(July 1/01 to
present)

Dr. Sadek El-Alfy	2002	US$	222,000	US$	25,000	US$	1,800	(5)	NIL	NIL
Vice President,	2001	US$	222,000	US$	50,000	US$	1,800	(5)	65,000	NIL
Operations	2000	US$	174,000	US$	50,000	US$	1,800	(5)	20,000	NIL
(Feb./97 to present)

Dr. Luca M. Riccio	2002		NIL		$15,000		$200,000	(3)	NIL	NIL
Vice President,	2001		NIL		$15,000		$200,000	(3)	65,000	NIL
Exploration	2000		NIL		NIL		$200,000	(3)	20,000	NIL
(Dec. 2/96 to
present)

Borden Rosiak	2002		$49,800		$20,000		NIL		NIL	NIL
Chief Financial	2001		N/A
Officer	2000		N/A
(Oct 2002 to
present)

(1)	The fiscal periods referred to in this table are the 12 months ended December 31, 2002, the 12 months ended December 31, 2001, and the 12 months ended December 31, 2000.
(2)	These awards are reported in the year in which they were earned, not the year in which they were paid.
(3)	Consists of consultancy fees paid to Dr. Riccio in his capacity as chief geologist of Crystallex.
(4)	Consists of options for Common Shares granted during the relevant fiscal year.
(5)	Represents Company match of employee voluntary contributions to 401(k) program.
(6)	Director's honorarium paid only until Mr. Ross became an employee of Crystallex on July 1, 2001.
(7)	Consists of fees paid to Poseidon Financial Partners, a firm in which Mr. Fung is a partner. Mr. Fung receives personally $114,000 of the fee paid annually to Poseidon Financial Partners.

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

Name	Number of Options	Price (Cdn. $)	Expiry Date

Gordon M.	30,000	$2.23	July 16, 2012
Thompson(1)

C. William Longden	35,000	$2.23	July 16, 2012

David I. Matheson	35,000	$2.23	July 16, 2012

Enrique Tejera-	30,000	$2.23	July 16, 2012
Paris(2)

Harry J. Near	45,000	$2.23	July 16, 2012

Armando F. Zullo	30,000	$2.23	July 16, 2012

(1)	Mr. Thompson resigned from the Board of Directors in October, 2002.
(2)	Dr. Tejera-Paris did not stand for re-election to the Board of Directors in June, 2003.

Directors will continue to be paid market value for special projects in which they are engaged on behalf of Crystallex, such as legal or investment work, etc. See Item 7.B – Major Shareholders and Related Party Transactions – Related Party Transactions.

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

The Audit Committee is composed of Messrs. Matheson (as Chair), Brown, and Near. Messrs. Matheson and Near are not related to Crystallex, and none of Matheson, Brown, or Near is an inside director of Crystallex. Mr. Matheson is cousel to McMillan Binch which has recently become counsel to Crystallex and it is anticipated that he will be replaced on the audit committee. The Audit Committee is governed by a Charter that was adopted by the Board of Directors on June 8, 2000. The Charter incorporates all of the current requirements of the American Stock Exchange and the Securities and Exchange Commission, which requirements were incorporated from the Report and Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees, as well as the requirements of the Ontario Securities Commission. The Audit Committee meets with management of Crystallex and the independent auditors to review and inquire into matters affectin g financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plan. This committee also recommends to the Board of Directors the firm of independent auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, and certain other documents required by regulatory authorities, reviews with management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of Crystallex, and reviews with management, on an annual basis, the risks inherent in Crystallex’s business and risk management programs relating thereto.

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

	Shares Beneficially
	Owned		Options

Name	Amount(1)	Percent of Out- standing Shares(2)	Number	Exercise Price	Expiration Dates

Robert A. Fung	19,500	1.7%	1,897,500	$1.00 - $ 2.27	11/13/05- 06/26/13

Marc J. Oppenheimer	279,910	2.0%	1,920,000	$1.00 - $2.27	11/13/05- 06/26/13

C. William Longden	74,623	*	226,500	$2.20 - $2.25	8/8/10- 06/26/13

David I. Matheson	24,123	*	290,000	$1.75 - $2.25	8/8/10- 06/26/13

Harry J. Near	119,963	*	525,000	$1.00 - $2.27	11/07/07- 06/26/13

Daniel R. Ross	128,391	*	560,000	$1.50 - $2.27	11/7/07- 01/14/13

Michael Brown	2,055	*	80,000	$1.90	06/26/13

Armando F. Zullo	46,611	*	305,000	$1.41 - $2.27	6/26/07- 06/26/13

Dr. Sadek E. El-Alfy	32,000	*	135,000	$2.00-$ 2.25	11/13/05- 01/14/13

Dr. Luca M. Riccio	19,000	*	135,000	$2.00 - $2.25	11/13/05- 01/14/13

Borden Rosiak	NIL	*	100,000	$1.90-$2.14	01/14/08-06/26/08

Kenneth Thomas	NIL		100,000	$1.31	04/30/08

*	Less than 1% of common shares outstanding as of July 28, 2003.
(1)	Information on Common Shares beneficially owned is not within the knowledge of the management of Crystallex and has been furnished by the respective persons.
(2)	The percentage indicated for each named person is based upon 112,108,534 common shares issued and outstanding as of July 28, 2003 and the number of common shares underlying the immediately exercisable options held by such person. The percentage calculations for each named person do not include any common shares beneficially owned by any other person or any common shares issuable upon the exercise of any other currently outstanding options, warrants, or other rights to acquire common shares, other than those beneficially owned by such person.

Back to Contents

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

ITEM 7–	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

(a)	As far as known by Crystallex, and except as set forth in subparagraph (b) below, Crystallex is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

(b)	The table below sets forth information as of July 28, 2003, with respect to any person who is known to Crystallex to be the owner of more than 5% of Crystallex's common voting securities outstanding and the total amount of common shares owned to the best knowledge of Crystallex, by the officers and directors of Crystallex as a group.

(c)	None of Crystallex’s shareholders have different voting rights.

<

Back to Contents

Name and Address(1)		Percentage of
	No. of	Outstanding
	Common Shares	Common Shares(2)

Cede & Co.	79,094,945	70.6%
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

Audited financial statements for the fiscal years ended December 31, 2002, 2001, and 2000 are included herewith, together with the auditor’s report.

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

Back to Contents

Dividends

Crystallex’s Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the forthcoming fiscal year.

B.	Significant Changes

None.

ITEM 9 – THE OFFER AND LISTING

A.	Offer and Listing Details

	(4)	Crystallex's common shares trade on The Toronto Stock Exchange and on the American Stock Exchange under stock symbol “KRY”. The tables below are based on information obtained from The Toronto Stock Exchange and from the American Stock Exchange:

The Toronto Stock Exchange
Prices in Canadian Dollars

	Fiscal Year Ended

	2002	2001	2000	1999	1998

High	3.85	3.45	4.25	2.50	11.85
Low	1.89	0.99	1.19	0.74	0.50

		Fiscal Quarter Ended

		March 31	June 30	Sept. 30	Dec. 31

2003
	High	2.44	2.86
	Low	1.25	1.00
	Close	1.46	1.88

2002
	High	3.30	3.79	3.85	3.61
	Low	2.53	2.10	2.02	1.89
	Close	3.15	2.71	3.72	2.33

2001
	High	1.59	2.85	3.45	3.33
	Low	0.99	1.10	1.65	1.80
	Close	1.15	2.20	1.89	2.78

Back to Contents

	Month Ended

	January	February	March	April	May	June
	2003	2003	2003	2003	2003	2003

High	2.44	2.14	1.70	1.55	1.35	2.86
Low	2.03	1.65	1.25	1.00	1.17	1.17

The American Stock Exchange
Prices in U.S. Dollars

	Fiscal Year Ended

	2002	2001	2000	1999	1998

High	2.46	2.20	2.8125	1-3/4	8-5/16
Low	1.21	0.68	0.75	1/2	3/8

		Fiscal Quarter Ended

		March 31	June 30	Sept. 30	Dec. 31

2003
	High	1.55	2.15
	Low	0.85	0.69
	Close	1.04	1.39

2002
	High	2.10	2.46	2.46	2.30
	Low	1.59	1.26	1.28	1.21
	Close	1.99	1.79	2.29	1.46

2001
	High	1.68	1.91	2.20	1.97
	Low	0.95	0.68	1.06	1.17
	Close	1.38	1.48	1.17	1.81

	Month Ended

	January	February	March	April	May	June
	2003	2003	2003	2003	2003	2003

High	1.55	1.42	1.14	1.05	0.92	2.15
Low	1.37	1.11	.85	.69	0.89	0.88

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

B.	Plan of Distribution

Not applicable

Back to Contents

C.	Markets

Crystallex's common shares trade on The Toronto Stock Exchange and on the American Stock Exchange.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

ITEM 10 – ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

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

Back to Contents

Although not part of Crystallex’s articles or bylaws, Crystallex has adopted a rights plan that could have an effect or delaying, deferring, or preventing a change in control of Crystallex. See Item 4.D - Information on the Company – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7.

C.	Material Contracts (since July 10, 2001)

1.     First Amendment to Amended and Restated Loan Agreement dated as of October 12, 2001 between Minera San Gregorio S.A., Stel (B.V.I.) Inc., Crystallex International Capital Corporation, and Standard Bank London Limited. See Item 4.D, Information on the Company –Property, Plants and Equipment – The San Gregorio Gold Mine – Financing.

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

4.     Agreement dated as of November 15, 2001 between Crystallex and Standard Bank London Limited, relating to the orderly disposition of Crystallex common shares that Standard Bank London acquires from Crystallex as payment of loan obligations. See Item 4.D, Information on the Company – Property, Plants and Equipment – The San Gregorio Gold Mine –Financing.

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

Back to Contents

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

Back to Contents

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

Back to Contents

F.	Dividends and Paying Agents

Not applicable

G.	Statements By Experts

Not applicable

H.	Documents on Display

Copies of the documents referred to in this annual report may be inspected at Crystallex’s office at 579 Richmond Street West, # 301, Toronto, Ontario, Canada M5Z 1Y6.

I.	Subsidiary Information

Not applicable

ITEM 11– QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

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

Back to Contents

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

Accounting for Derivative Instruments

Written call options

Upon re-examination of the accounting for Crystallex’s written call options, management determined that call option contracts outstanding at the end of 1999, 2000, 2001 and, for Cdn GAAP purposes only, 2002, had not been property accounted for and as a result Crystallex had reflected premiums received in income on the date of receipt and had not reflected the amount of the related mark to market adjustments for changes in estimated fair values within the consolidated financial statements. Accordingly, management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

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

Back to Contents

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

Not Applicable

Back to Contents

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

Back to Contents

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable

ITEM 16B – CODE OF ETHICS

Not Applicable

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Set out below are Crystallex’s accountants’ fees and services incurred for the years 2001 and 2002 (in Cdn$):

Type	2002	2001

Audit Fee	$506,830	$103,600
Audit-Related Fee(1)	241,132	7,800
Tax Fee(2)	22,103	4,800
All Other Fees(3)	18,185	15,100

Totals	$788,250	131,300

(1)	Consisting of reviewing Crystallex’s quarterly financial statements with Crystallex’s audit committee and assisting Crystallex on its responses to various securities regulatory agencies regarding Crystallex’s year-end and quarterly financial statements.
(2)	Consisting of preparing certain of Crystallex’s Canadian and foreign tax returns.
(3)	Consisting of reviewing Crystallex’s pro-forma financial statements in connection with its financing activities and reviewing Crystallex’s accounting treatment for its acquisition of El Callao Mining Corp and Bolivar Goldfields.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

Audited financial statements for the fiscal years ending December 31, 2002, 2001, and 2000, together with the auditor’s report for each of these periods, are annexed to this report, beginning on page F-1.

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
As at December 31 (As restated - Note 3)
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
Years ended December 31 (As restated - Note 3)
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
Years ended December 31 (As restated - Note 3)
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
Decrease (increase ) in security deposits
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

Supplemental disclosure with respect to cash flows (Note 13)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31 (As restated – Note 3)
(Expressed in Canadian dollars)

								Equity
								Component
			Number of					of
	Number		Special		Number of	Contributed		Convertible
	of Shares	Amount	Warrants	Amount	Warrants	Surplus	Deficit	Notes	Total

Balance at December 31, 1999	45,295,569	$105,393,744	—	$—	7,919,643	$—	$(30,038,379)	$—	$75,355,365
Shares issued on exercise of options	2,222,208	2,285,708	—	—	—	—	—	—	2,285,708
Shares issued on conversion of warrants	959,200	1,418,387	—	—	(959,200)	—	—	—	1,418,387
Shares issued for management fees	29,536	69,557	—	—	—	—	—	—	69,557
Shares issued for legal fees	300,000	698,820	—	—	—	—	—	—	698,820
Shares issued for Bolivar Acquisition	1,268,749	2,345,631	—	—	—	—	—	—	2,345,631
Shares issued for Las Cristinas	4,580,404	10,956,327	—	—	—	—	—	—	10,956,327
Shares issued on conversion of notes	4,498,555	7,500,284	—	—	—	—	—	—	7,500,284
Warrants issued with convertible notes	—	—	—	—	3,008,557	63,671	—	—	63,671
Warrants expired during the year	—	—	—	—	(2,000,000)	—	—	—	—
Special warrants issued for cash	—	—	1,025,000	1,387,809	1,025,000	567,835	—	—	1,955,644
Net income loss for the year	—	—	—	—	—	—	4,548,860	—	4,548,860

Balance at December 31, 2000	59,154,221	130,668,458	1,025,000	1,387,809	8,994,000	631,506	(25,489,519)	—	107,198,254
Shares issued on exercise of options	340,000	468,700	—	—	—	—	—	—	468,700
Shares issued on conversion of warrants	1,460,443	2,318,889	—	—	(1,460,443)	—	—	—	2,318,889
Shares issued for management fees	65,466	104,550	—	—	—	—	—	—	104,550
Shares issued for legal fees	1,200,000	2,385,000	—	—	—	—	—	—	2,385,000
Shares issued for El Callao	3,987,535	5,150,520	—	—	—	—	—	—	5,150,520
Shares issued for Las Cristinas	1,035,689	2,597,247	—	—	—	—	—	—	2,597,247
Shares issued on conversion of notes	3,199,055	3,803,591	—	—	—	—	—	—	3,803,591
Warrants issued with convertible notes	—	—	—	—	2,666,938	84,105	—	—	84,105
Conversion of special warrants	1,025,000	1,387,809	(1,025,000)	(1,387,809)	—	—	—	—	—
Shares issued for private placement	3,111,111	3,162,042			3,111,111	3,699,935	—	—	6,861,977
Shares issued for bank loan	4,701,615	13,214,573	—	—	—	—	—	—	13,214,573
Shares issued for broker fees	67,059	89,189	—	—	—	—	—	—	89,189
Warrants expired during the year	—	—	—	—	(2,333,334)	—	—	—	—
Equity component of convertible notes	—	—	—	—	—	—	—	1,557,302	1,557,302
Net loss for the year	—	—	—	—	—	—	(42,552,441)	—	(42,552,441)

Balance at December 31, 2001	79,347,194	165,350,568	—	—	10,978,272	4,415,546	(68,041,960)	1,557,302	103,281,456
Shares issued on exercise of options	1,104,500	1,615,650	—	—	—	—	—	—	1,615,650
Shares issued on conversion of warrants	2,495,125	6,251,422	—	—	(2,495,125)	(572,804)	—	—	5,678,618
Shares issued for management fees	42,612	110,955	—	—	—	—	—	—	110,955
Shares issued for mineral property	282,554	873,182	—	—	—	—	—	—	873,182
Shares issued for bank loan	677,711	1,714,609	—	—	—	—	—	—	1,714,609
Shares issued for finders fee	35,430	78,655	—	—	—	—	—	—	78,655
Shares issued on conversion of notes	7,737,152	17,353,959	—	—	—	—	—	(1,557,302)	15,796,657
Special warrants issued for cash	—	—	2,252,500	4,557,450	—	—	—	—	4,557,450
Warrants issued with convertible notes	—	—	—	—	3,195,023	1,958,793	—	—	1,958,793
Equity component of convertible notes	—	—	—	—	—	—	—	3,878,322	3,878,322
Net loss for the year	—	—	—	—	—	—	(56,459,812)	—	(56,459,812)

Balance at December 31, 2002	91,722,278	$193,349,000	2,252,500	$4,557,450	11,678,170	$5,801,535	$(124,501,772)	$3,878,322	$83,084,535

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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

Reclamation costs

The Company’s Uruguayan subsidiary records a liability for the estimated future costs to reclaim mined land, such as the rehabilitation and re-vegetation of waste rock areas, the covering up of tailings ponds and the treatment and discharge of residual cyanide solution, and the dismantling of plants, by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is calculated using the units-of-production method based on management's estimation of reclamation costs and the ratio of ore mined to total proven and probable reserves. The accrued liability is reduced as reclamation expenditures are made. The Company’s estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in cost estimates. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that it ation liability has changed.

The Company’s Venezuelan subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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

The restatements had the following effect on previously reported deficits:

	2002	2001	2000	1999

Deficit, end of year,
as originally reported	($105,684,858)	$(21,361,808)	$(21,430,202)	$(24,734,758)
Restatements
Included in the consolidated financial statements
previously issued in May 2003:
Write down of plant and equipment (a)	—	(16,292,449)	(7,450,481)	(3,954,016)
Write down of mineral properties (b)	—	(19,746,087)	—	—
Misstatement of expenses (c)	—	(102,363)	(301,966)	(176,599)
Foreign exchange conversion
gain (loss) (d)	—	(2,780,352)	39,581
Gold loan conversion (e)	—	(1,529,364)	—	—
Minority interest (f)	—	(704,643)	—	—
Write down of investment (g)	—	(2,003,338)	—	—
Reversal of capitalized costs (h)	—	(1,188,225)	—	—
Other	—	(204,370)	(119,577)	11,185
Further restatements:
Commodity derivative contracts (j)	(18,816,914)	(2,128,961)	3,773,126	(1,184,191)

Deficit, end of year, as restated	($124,501,772)	$(68,041,960)	$(25,489,519)	$(30,038,379)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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

Fixed forward contracts

Previously the Company had treated fixed forward contracts as transactions qualifying as hedges for accounting purposes and had recorded the contracts off balance sheet until the settlement date at which time the contract settlement amount was recorded in mining revenue. Upon reexamination, it has been determined that certain transactions with the counterparty had modified the fixed forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market restatements for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain. Mining revenue has also been restated to reclassify settlement gains and losses on fixed forward contracts as non-hedge gains or losses.

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
December 31, 2002 and 2001 (As restated – Note 3)

4.	PRODUCTION INVENTORIES

	2002	2001

Gold in doré	$870,186	$488,424
Gold in process	663,882	2,748,214
Stockpiled ore	141,117	977,110
Consumables and spare parts	6,869,735	4,703,556

	$8,544,920	$8,917,304

5.	INVESTMENTS

The Company has acquired the common shares of several publicly listed companies. The quoted market value of those companies which are classified by management as short-term marketable securities, at December 31, 2002 is $107,658 (2001 – $270,888).

The Company has also acquired the common shares of a publicly listed company, with the intention of holding these shares as a long-term investment; however, management deemed the decline in the market value of these shares to be other than temporary. Accordingly, management recorded a 2001 other than temporary impairment loss of $2,003,338 (Note 3(g)). The quoted market value of the long-term investment at December 31, 2002 is $816,000 (2001 – $640,000).

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

The acquisition has been accounted for using the purchase method, and can be summarized as follows:

Cash and cash equivalents	$15,061
Accounts receivable and other assets	491,338
Note receivable	2,240,780
Property, plant and equipment	13,185,945
Accounts payable and accrued liabilities	(648,712)
Minority interest	(170,431)

Consideration paid	$15,113,981

Consideration paid consisted of:
Cash paid	$9,638,770
Common shares of the Company (3,987,535 common shares)	5,150,520
Acquisition costs	324,691

$15,113,981

The agreement with Bema also provides for a 1% net smelter return royalty which will be expensed against future gold production revenue.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

7.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2001

	Cost, Net of Write downs	(Restated – Note 3) Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$58,062,057	$26,813,220	$31,248,837
Mineral properties	87,593,791	3,861,478	83,732,313
Deferred exploration and development expenditures	8,234,094	554,909	7,679,185

	$153,889,942	$31,229,607	$122,660,335

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

		(Restate – Note 3)
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
December 31, 2002 and 2001 (As restated – Note 3)

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

On September 17, 2002, the Company entered into a mining agreement (the “Agreement”) with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4,5,6 and 7 gold deposits including the commercialization and sale of gold. This Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions.

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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

Net loss (Restated – Note 3)	$(56,459,812)
Compensation expense under Section 3870	(404,979)

Pro forma net loss	$(56,864,791)

Pro forma basic loss per share	$(0.67)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

10.	SHARE CAPITAL (continued)

Earnings(loss) per common share

The following table outlines the calculation of basic and diluted earnings (loss) per common share:

	2002	2001	2000

	(Restated – Note 3)	(Restated – Note 3)	(Restated – Note 3)
Numerator for basic and diluted net (loss)
income per common share:
Net (loss) income attributable to
common shareholders	(56,459,812)	(42,552,441)	4,548,860

Denominator for basic net income per
common share - weighted average
number of outstanding shares	84,441,287	69,117,738	52,965,842
Effective of dilutive stock options	—	—	2,309,253
Effective of dilutive warrants	—	—	989,329

Denominator for dilutive net (loss) income per
common share - adjusted weighted average
number of outstanding shares	84,441,287	69,117,738	56,264,424

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

11.	RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:
a)	Paid mineral property acquisition costs and expenses of $38,455,081 (2001 - $4,651,220; 2000 - $12,643,590) directly, or on behalf of Ventures (Barbados) Ltd, a wholly owned subsidiary, including fees of $13,144,975 in 2002 (2001 - $3,129,283, 2000 - $2,753,031), to a law firm related to a director of the Company.

b)	Paid or accrued consulting and management fees of $606,249 (2001 - $665,835, 2000 -$619,530) to directors and an officer of the Company and companies related to directors and an officer of the Company.

c)	Paid or accrued legal fees of $23,815 (2001- $431,908, 2000 - $485,674) to law firms related to directors of the Company.

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
December 31, 2002 and 2001 (As restated – Note 3)

12.	INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 40.1% (2001 – 44.5%; 2000 – 45.6%) to loss before income taxes as follows:

	2002	2001	2000

	(Restated – Note 3)	(Restated – Note 3)	(Restated – Note 3)

Loss before income taxes	$(56,459,812)	$(42,552,441)	$4,548,860

Expected income taxes (recoverable) payable	$(22,640,385)	$(18,935,837)	$2,074,280
Difference in foreign tax rates	1,013,320	5,131,725	226,756
Non recognition of benefit of losses	21,627,065	13,804,112	—
Recognition of benefit of losses	—	—	(2,301,036)

Actual income taxes	$—	$—	$—

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

14.	SEGMENTED INFORMATION (continued)

	Corporate	San Gregorio	Bolivar/Albino	El Callao	Cristinas	Intersegment Eliminations	Total

2002 (Restated – Note 3)
Mining revenue	$—	$32,843,402	$2,511,783	$10,806,036	$—	$—	$46,161,221
Mining revenue – intersegment	$—	$—	$11,713,510	$—	$—	$11,713,510	$23,427,020
Operating costs	$—	$25,485,956	$11,111,734	$4,079,885	$—	$—	$40,677,575
Operating costs – intersegment	$—	$—	$—	$11,713,510	$—	$(11,713,510)	$—
Interest and other income	$68,603	$301,321	$8,906	$—	$—	$—	$378,830
Interest expense	$1,557,428	$826,790	$591,025	$—	$—	$—	$2,975,243
Depreciation, depletion and amortization	$329,289	$8,834,424	$2,285,146	$939,640	$—	$—	$12,388,499
Write – down of mineral properties	$2,134,678	$—	$—	$—	$—	$—	$2,134,678
Segment loss	$(44,731,866)	$(3,737,840)	$(1,610,936)	$(6,379,170)	$—	$—	$(56,459,812)
Segment assets	$31,080,715	$21,251,903	$32,439,136	$18,776,610	$78,819,620	$—	$182,367,984
Capital expenditures	$105,840	$1,491,234	$3,682,741	$1,082,004	$37,366,257	$—	$43,728,076

2001 (Restated– Note 3)
Mining revenue	$—	$29,978,353	$6,239,562	$9,766,293	$—	$—	$45,984,208
Mining revenue – intersegment	$—	$—	$11,236,739	$—	$—	$11,236,739	$22,473,478
Operating costs	$—	$28,150,526	$(1,766,448)	$13,463,216	$—	$—	$39,847,294
Operating costs – intersegment	$—	$—	$—	$11,236,739	$—	$(11,236,739)	$—
Interest and other income	$65,349	$372,312	$41,739	$237	$—	$—	$479,637
Interest expense	$318,015	$1,130,168	$666,616		$—	$—	$2,114,799
Depreciation, depletion and amortization	$471,531	$8,254,548	$2,580,073	$935,151	$—	$—	$12,241,303
Write – down of mineral properties	$18,593,631	$—	$6,408,145	$—	$—	$—	$25,001,776
Segment loss	$(26,944,912)	$(8,136,179)	$(3,570,659)	$(3,900,691)	$—	$—	$(42,552,441)
Segment assets	$42,430,722	$31,699,275	$32,594,212	$18,803,110	$41,453,363	$—	$166,980,682
Capital expenditures	$857,789	$3,105,228	$4,297,683	$1,012,873	$3,462,995	$—	$12,736,568

2000 (Restated– Note 3)
Mining revenue	$—	$31,068,506	$8,570,733	$—	$—	$—	$39,639,239
Operating costs	$—	$24,534,024	$6,159,921	$—	$—	$—	$30,693,945
Interest and other income	$336,959	$366,200	$24,313	$—	$—	$—	$727,472
Interest expense	$271,316	$808,929	$49,638	$—	$—	$—	$1,129,883
Depreciation, depletion and amortization	$136,642	$7,768,567	$2,530,392	$—	$—	$—	$10,435,601
Write – down of mineral properties	$—	$—	$—	$—	$—	$—	$—
Segment profit/(loss)	$5,086,570	$(601,600)	$63,890	$—	$—	$—	$4,548,860
Segment assets	$51,986,466	$39,422,322	$36,865,363	$—	$37,990,368	$—	$166,264,519
Capital expenditures	$1,619,084	$968,780	$101,680	$—	$920,965	$—	$3,610,509

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

14.	SEGMENTED INFORMATION (continued)

Geographic information:

	Mining Revenue			Property, Plant and Equipment

	2002	2001	2000	2002	2001	2000

	(Restated – Note 3)	(Restated – Note3)	(Restated – Note 3)		(Restated – Note 3)	(Restated – Note 3)
Uruguay	$32,843,402	$29,978,353	$31,068,506	$11,378,127	$18,721,316	$23,870,636
Venezuela	13,317,819	16,005,855	8,570,733	142,866,637	101,791,052	102,467,566
Brazil	—	—	—	—	1,616,394	1,617,059

Total Foreign	46,161,221	45,984,208	39,639,239	154,244,764	122,128,762	127,955,261
Canada	—	—	—	59,066	531,573	539,913

Total	$46,161,221	$45,984,208	$39,639,239	$154,303,830	$122,660,335	$128,495,174

15.	COMMITMENTS AND CONTINGENCIES

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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

Commodity derivative contracts

At December 31, 2002, the Company had fixed forward contracts outstanding as follows:

	2003	2004	2005	2006

Ounces	77,598	82,608	42,430	39,996
Average price (US$ per oz.)	$300	$300	$305	$310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2002, the Company had written call options outstanding as follows:

	2003	2004	2005	2006

Ounces	60,852	115,456	50,932	2,000
Average price (US$ per oz.)	$295	$306	$303	$348

Gold production for the years ended December 31, 2002, 2001 and 2000 was 94,623; 109,647 and 95,563 ounces, respectively.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

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

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expense charged to operations under these agreements was $175,066 (2001 – $111,724; 2000 – $94,982).

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

	2002

	Canadian GAAP			U.S. GAAP
		Adjustments

Current assets	$17,286,823	$18,329	(a)	$17,305,152
Security deposits	208,887	—		208,887
Investment	640,000	176,000	(a)	816,000
Property, plant and equipment	154,303,830	(100,481,050	)(b)	53,822,780
Deferred charge	7,765,576	—		7,765,576
Deferred financing fees	2,162,868	—		2,162,868

	$182,367,984	$(100,286,721)		$82,081,263

Current liabilities	$36,883,252	$—		$36,883,252
Reclamation provision	1,048,726	—		1,048,726
Long-term debt	26,206,277	1,130,720	(c)	27,336,997
Deferred credit	35,001,677	—		35,001,677
Minority interest	143,517	—		143,517
Shareholders' equity	83,084,535	(101,417,441)		(18,332,906)

	$182,367,984	$(100,286,721)		$82,081,263
`

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets (continued)

	2001

	Canadian			U.S.
	GAAP	Adjustments		GAAP

				(As restated -
				see (h))
Current assets	$31,942,521	$34,987	(a)	$31,977,508
Security deposits	306,218	—		306,218
Investment	640,000	—		640,000
Property, plant and equipment	122,660,335	(57,612,231	) (b)	65,048,104
Deferred charge	10,161,956			10,161,956
Deferred financing fees	1,269,652	—		1,269,652

	$166,980,682	$(57,577,244)		$109,403,438

Current liabilities	$22,680,866	$—		$22,680,866
Reclamation provision	1,137,568	—		1,137,568
Long-term debt	25,216,992	(2,633,639	) (c)	22,583,353
Deferred charges	14,520,283	—		14,520,283
Minority interest	143,517	—		143,517
Shareholders' equity	103,281,456	(54,943,605)		48,337,851

	$166,980,682	$(57,577,244)		$109,403,438

(i)	U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2002 and 2001, $5,086,236 and $5,327,889, respectively, would be presented as accrued liabilities.

(ii)	For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations

The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

		2002	2001	2000

			(As restated - see (h))
Net income (loss) for the year
per Canadian GAAP		$(56,459,812)	$(42,552,441)	$4,548,860
Adjustments to mineral properties	(b)	(42,868,819)	(13,306,689)	(12,643,590)
Adjustments to mineral properties	(b)	2,134,678	—	—
Accretion of interest on
convertible notes	(c)	(2,346,126)	(1,057,605)	(2,677,699)
Fair value of employee stock
options granted	(d)	(404,979)	(2,129,539)	(2,447,767)
Unrealized gain on trading securities	(a)	18,329	34,987	40,558

Net loss for the year per U.S. GAAP		$(99,926,729)	$(59,011,287)	$(13,179,638)

Net loss per share - basic and diluted		$(1.18)	$(0.85)	$(0.25)

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

		(As restated - see (h))

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
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2002	2001	2000

		(As restated – see (h))

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

In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income loss) for the year. Long-term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write-down is recognized in the determination of net income (loss) for the year.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

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

	2002

		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value

Trading securities	$89,329	$18,329	$—	$107,658
Available-for-sale securities	640,000	176,000	—	816,000

	$729,329	$194,329	$—	$923,658

	2001

	(As restated – see (h))
		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value

Trading securities	$235,901	$34,987	$—	$270,888
Available-for-sale securities	640,000	—	—	640,000

	$875,901	$34,987	$—	$910,888

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(b)	Mineral Properties and Exploration and Development Costs (continued)

Property, Plant and Equipment

	2002	2001	2000

		(As restated – See Notes 3 and 18(h))
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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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

		(As restated – Notes 3 and 18(h))
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

		(As restated – Notes 3 and 18(h))
Comprehensive loss
Net loss for the year	$(99,926,729)	$(59,011,287)	$(13,179,638)
Change in market value of
available-for-sale securities	176,000	—	(1,339,338)

Comprehensive loss for the year	$(99,750,729)	$(59,011,287)	$(14,518,976)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Accounting for Commodity Derivative Contracts

Written Call Options

Under Canadian and U.S. GAAP, written call options are recognized on the balance sheet as a liability, measured at fair value with subsequent changes in the fair value of the liability are recognized in the period of change as a non-hedge derivative gain (loss) in the statement of operations. Consequently, no GAAP difference exists for written call options in these restated consolidated financial statements.

Fixed forward contracts

In these restated consolidated financial statements, fixed forward contracts are being treated as trading activity under both Canadian and U.S. GAAP and consequently no GAAP difference exists.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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
December 31, 2002 and 2001 (As restated – Note 3)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(h)	Error Corrections for US GAAP

The Company has amended originally filed U.S. GAAP combined financial statements:

As referred to in Note 3, in May 2003, the Company issued its consolidated financial statements which included restatements of the fiscal 2001 and prior combined financial statements. Subsequent to the issuance of those consolidated financial statements, a further restatement was identified relating to commodity derivative contracts as summarized in Note 3 paragraph 3 (j) which affected the fiscal 2001 and prior combined financial statements. The following tables summarize adjustments made to previously reported amounts:

	US GAAP Balance Sheet As at December 31, 2001

	As Reported	Error Corrections	Error Correction
		Under both
		Canadian and	Under U.S.
		U.S. GAAP	GAAP only		As Restated

		(Note 3)

Current Assets	$27,893,158	$4,083,180	$1,170	(vi)	$31,977,508
Security Deposits	306,218	—	—		306,218
Investment	610,000	—	30,000	(i)	640,000
Property, plant & Equipment	118,908,244	(43,605,119)	(10,255,021	)(ii)	65,048,104
Deferred charges	—	10,161,956	—		10,161,956
Deferred financing fees	1,269,652	—	—		1,269,652

	$148,987,272	$(29,359,983)	$(10,223,851)		$109,403,438

Current liabilities	$19,926,621	$2,754,245	$—		$22,680,866

Reclamation provision	1,250,151	(111,953)	(630)		1,137,568

Long term debt	24,968,891	386,565	(2,772,103	)(iii)	22,583,353
Deferred credit	646,821	13,873,462	—		14,520,283
Minority interest	7,752,099	(7,608,582)	—		143,517
Shareholders equity	94,442,689	(38,653,720)	(7,451,118)		48,337,851

	$148,987,272	$(29,359,983)	$(10,223,851)		$109,403,438

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(h)	Error Corrections for US GAAP (continued)

	2001		2000

Loss for the year per US GAAP – as originally reported	$(6,662,770)		$(11,786,801)

Error corrections for both Canadian and U.S. GAAP: (Note 3)
Write down of plant & equipment	(8,841,968)		(3,496,465)
Write down of mineral properties	(19,746,087)		—
Misstatement of expenses	199,603		(125,367)
Foreign exchange conversion gain (loss)	(2,819,933)		39,581
Gold loan conversion	(1,529,364)		—
Minority interest	(704,643)		—
Write down of investment	(2,003,338)		—
Reversal of capitalized costs	(1,188,225)		—
Commodity derivative contracts	(5,902,087)		4,957,317
Other	(84,793)		(130,762)

Error Corrections for U.S. GAAP only
Accretion of interest on convertible notes	(1,128,644	)(iii)	(2,677,699)
Adjustments to mineral properties	(8,640,208	)(ii)	—
Unrealized gain on trading securities	1,170	(vi)	40,558
Writedown of investment	30,000	(i)	—
Other	10,000		—
Loss for the year per U.S. GAAP-as restated	$(59,011,287)		$(13,179,638)

Accumulated Other Comprehensive Income (Loss)	2001		2000

Accumulated other comprehensive
loss, end of year as	$(8,048,600)		$(3,023,189)
previously reported

Error corrections under Canadian GAAP
Reversal of cumulative
translation adjustments (Note 3(d))	4,675,924		344,513

Writedown of investment (Note 3(g))	2,003,338		—

Error corrections under U.S. GAAP
Change in market value of available-for-sale
securities	1,339,338	(iv)	1,339,338 (iv)

Writedown of investment	30,000	(i)	—

Accumulated other comprehensive
Loss, end of year as restated	$—		$(1,339,338)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(h)	Error Corrections for US GAAP (continued)

	(i)	Investments

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

As a result of detailed formal life of mine analyses for each of the Company’s mineral properties, management concluded that the discounted cash flows from ongoing operations at the Company’s Venezuelan Albino and Tomi Properties, determined using assumptions and information existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. Accordingly in addition to the writedowns described in Note 3(b), management retroactively reduced the December 31, 2001 carrying values of those two mineral properties by $8,640,208 with a corresponding charge to operations in 2001 to reflect the year in which impairment should have been recognized.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(h)	Error Corrections for US GAAP (continued)

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

(v)	Accounting for Commodity Derivative Contracts

Written Call Options

Previously issued consolidated financial statements, under Canadian and U.S. GAAP, did not reflect the mark to market adjustment for outstanding contracts at the end of 1999, 2000 and 2001, as such contracts had not been property accounted for. As a result, management has restated the Canadian GAAP financial statements (Note 3(j)) to record the mark to market adjustment on these contracts. Consequently as a result of this restatement , no difference between Canadian and U.S. GAAP exists for written call options.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001 (As restated – Note 3)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(h)	Error Corrections for US GAAP (continued)

	(v)	Accounting for Commodity Derivative Contracts (continued)

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

Daniel R. Ross
Executive Vice-President, Corporate Counsel,
Secretary, and Director

Date: February 11, 2005

Back to Contents

Exhibit Index

Exhibit
No.	Exhibit

4.11(1)	Mining Operation Agreement dated as of September 17, 2002, between Crystallex International Corporation and Corporacion Venezolana de Guayana – English translation, incorporated by reference from an exhibit to Form 6-K submitted on October 2, 2002.

12.1	Certification of Todd Bruce pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Todd Bruce pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Borden D. Rosiak pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as identically numbered exhibit in Form 20-F, filed on August 7, 2003.