Form 20-F/A
period 2003-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2005-03-16
CIK 912500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A – No. 4

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

     OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

     OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________ to

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

Back to Contents

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

Not applicable.

Back to Contents

Back to Contents

17 - Financial Statements	89

18 - Financial Statements	89

19 - Exhibits	89

Financial Statements	91

Signature	93

Exhibit Index	94

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

Note: Unless otherwise indicated, all amounts in this annual report and exhibits thereto are stated in United States dollars. At May 3, 2004, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was one Canadian dollar equalled $0.728 United States Dollars. (See Item 3.A, Key Information – Selected Financial Data, for further information.)

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements and information regarding Crystallex International Corporation’s financial position, business strategy and plans and objectives of its management for future operations that derive from management’s beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this annual report, the words “anticipate,” believe,” “intend,” “estimate,” expect,” will,” could,” may” and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in a number of places in this annual report, describe, among other things, risks and uncertainties, and reflect management’s current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements and are subject to certain risks, uncertainties and assumptions, including those described under “Risk Factors” and elsewhere in this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report. This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf.

PART I

ITEM 1 – Identity of Directors, Senior Management, and Advisers

Not Applicable

ITEM 2 – Offer Statistics and Expected Timetable

Not applicable

Back to Contents

ITEM 3 – Key Information

A.      Selected Financial Data

Exchange Rates

Unless otherwise indicated, all dollar amounts herein are stated in United States (U.S.) dollars. The following tables illustrate the rate of exchange for Canadian dollars per US$1.00 in effect at the end of the following periods and the average rate of exchange based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

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

As of May 3, 2004, the exchange rate was CDN $1.3740 for US$1.00.

Source- Federal Reserve Bank of New York

Selected Financial Data

The selected financial data shown and expressed in U.S. dollars in the following tables below have been derived from and should be read in conjunction with the financial statements and notes included as Item 18 in this document. Crystallex’s financial statements have been prepared in accordance with generally accepted accounting standards in Canada and have been reconciled to accounting principles generally accepted in the United States. The selected financial data as at December 31, 2003 and 2002 and for the three years ending December 31, 2003 is derived from the audited financial statements appearing in this document.

Back to Contents

Selected Consolidated Financial Data in U.S. Dollars
(Canadian GAAP)

	For Year Ended December 31, 2003	For Year Ended December 31, 2002(1) (as restated)	For Year Ended December 31, 2001(1) (as restated)	For Year Ended December 31, 2000(1) (as restated)	For Year Ended December 31, 1999(2) (as amended)

Income Statement Data

Mining Revenue(3)	11,329,407	8,523,404	10,403,806	5,742,720	—

Income (loss) before Income Taxes from -Continuing Operations	(58,517,414)	(33,742,061)	(22,370,571)	3,476,561	—

-Discontinued Operations	(2,969,088)	(2,392,218)	(5,288,516)	(406,080)	(416,884)

Income Taxes	—	—	—	—	—

Net Income (loss)	(61,486,502)	(36,134,279)	(27,659,087)	3,070,481	(416,884)

Net Income (loss) per Common Share – Basic -Continuing Operations	(0.49)	(0.40)	(0.32)	0.06	(0.00)

-Discontinued Operations	(0.03)	(0.03)	(0.08)	0.00	(0.00)

-Net Income (loss) per Common Share	(0.52)	(0.43)	(0.40)	0.06	(0.00)

Weighted Average Number of Shares Outstanding – Basic	118,309,198	84,441,287	69,117,738	52,965,842	39,308,858

Balance Sheet Data

Cash and Short-Term Investments	26,203,536	3,606,213	9,046,149	2,914,116	4,581,827

Working Capital (Deficiency)	3,639,983	(12,330,807)	5,814,246	3,646,379	4,615,538

Total Assets	134,273,528	115,457,171	104,826,493	109,193,719	76,336,485

Long-Term Debt	6,458,000	16,591,194	15,830,627	21,538,144	11,603,793

Shareholders’ Equity	78,997,765	52,600,819	64,837,637	70,700,978	51,897,240

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

Had the consolidated financial statements of Crystallex been prepared in accordance with accounting principles generally accepted in the United States, certain selected financial data would have been reported as shown on the following table:

Selected Consolidated Financial Data in U.S. Dollars

(U.S. GAAP)

	For Year Ended December 31, 2003	For Year Ended December 31, 2002(1) (as restated)	For Year Ended December 31, 2001(1) (as restated)	For Year Ended December 31, 2000(1) (as restated)	For Year Ended December 31, 1999(2) (as amended)

Income Statement Data

Mining Revenue(3)	11,329,407	8,523,404	10,403,806	5,742,720	—

Loss before IncomeTaxes Under U.S. GAAP from -Continuing Operations	(67,225,422)	(61,561,015)	(33,068,820)	(8,490,176)	(5,869,952)

-Discontinued Operations	(2,969,088)	(2,392,218)	(5,288,516)	(406,080)	(416,884)

Income Taxes	—	—	—	—	—

Net Loss	(70,194,510)	(63,953,233)	(38,357,336)	(8,896,256)	(6,279,836)

Net Loss per Common Share – Basic

- Continuing Operations	(0.57)	(0.73)	(0.48)	(0.17)	(0.15)

- Discontinued Operations	(0.02)	(0.03)	(0.07)	(0.00)	(0.01)

-Net loss per Common Share	(0.59)	(0.76)	(0.55)	(0.17)	(0.16)

Weighted Average Number of Shares Outstanding - Basic	118,309,198	84,441,287	69,117,738	52,965,842	39,308,858

Back to Contents

Balance Sheet Data

Cash and Short-Term Investments	26,203,536	3,606,213	9,046,149	2,914,116	4,581,827

Working Capital (Deficiency)	3,639,983	(12,319,203)	5,836,210	3,673,124	4,615,538

Total Assets	53,610,818	51,965,648	68,680,871	71,660,536	54,530,900

Long-Term Debt	6,458,000	17,307,053	14,177,291	21,538,144	11,603,793

Shareholders’ Equity	(1,664,945)	(11,606,563)	30,345,351	40,596,593	30,091,655

(1) Refer to Notes 3 and 18 to the 2003 consolidated financial statements which are included as part of this filing.
(2) As amended to reflect impact of subsequent years’ restatements.
(3) Mining Revenue does not include amounts from Discontinued Operations.

Under U.S. generally accepted accounting principles, Crystallex has written down its investment in mineral properties for those properties with no mineral reserves. As a result, during the years ended December 31, 2003, 2002, 2001, 2000, and 1999, Crystallex incurred mineral property write-downs of $2,708,117, $26,069,850, $8,649,348, $8,514,193, and $3,700,028, respectively.

B.      Capitalization and Indebtedness

Not Applicable

C.      Reasons for the Offer and Use of Proceeds

Not Applicable

D.      Risk Factors

Las Cristinas Properties

A third party has filed court actions in Venezuela alleging that it has the right to mine the Las Cristinas properties. If the actions are successful, Crystallex could lose its rights to those properties.

Back to Contents

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

Should these rights under the MOA be terminated, Crystallex would be required to write off its carrying value in Las Cristinas, which was approximately $72.8 million as of December 31, 2003.

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

Back to Contents

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

Back to Contents

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

Back to Content

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

Crystallex has incurred recent losses.

Crystallex incurred a net loss in 2003 and, after restatement of its consolidated financial statements for 2002 incurred net losses in each of 2002 and 2001. Crystallex’s profitability depends, among other things, on the price of gold, the level of gold production, cash operating costs, the prices and production levels of by-product minerals and other factors discussed in “Risk Factors.” Substantially all of these factors are beyond Crystallex’s control.As part of the preparation of its audited financial statements for the year ended December 31, 2003 Crystallex undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. The review resulted in a $17.5 million write-down of mineral properties, of which $14.3 million was related to the La Victoria property and the balance to various exploration properties

Back to Contents

Crystallex has two registration statements under review with the United States Securities and Exchange Commission (SEC) which could result in revised disclosure.

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

At year end 2003, Crystallex wrote-down the carrying value of La Victoria by $14.3 million, reducing the carrying value to zero as it was determined that the asset value, based upon reserves at December 31, 2003, was materially less than the net book value. A drilling program is currently underway at La Victoria. When the new reserve estimate and Bio-Oxidation pilot plant results are available in the third quarter, Crystallex will undertake an evaluation to determine if installation of a Bio-Oxidation plant is economically viable.

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

In July, 2000, Crystallex acquired all of Bolivar Goldfields A.V.V.’s assets in Venezuela, through the purchase of the stock of Bolivar’s wholly-owned subsidiary, for a purchase price of $7 million and the assumption of bank debt of $13 million, which Crystallex paid to $8.5 million at closing. Crystallex paid $5 million of the purchase price in cash and issued to Bolivar a promissory note in the principal amount of $2 million (which Crystallex has since paid) for the balance. The final maturity of the bank debt is in 2006.

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

Under the terms of the agreement, UME will pay Crystallex $2 million in two equal installments, with the first installment due six months after closing (which Crystallex has received) and the second installment due twelve months after closing. Formal closing was completed on October 27, 2003. Crystallex also received a transfer of certain exploration drilling equipment, with an estimated value of $600,000. In addition, UME paid approximately $2.8 million to fund the closing out of all remaining San Gregorio gold forward sales commitments, (approximately 37,600 ounces), and through the Uruguayan companies purchased, assumed certain environmental, remediation, severance and closure costs which would have been incurred by Crystallex had it proceeded with the planned closure of its Uruguayan mining operations. The sale was completed through the transfer of the shares of Crystallex’s Uruguayan subsidiary companies which owned the mining assets. Crystallex recorded a non-cash $0.9 million loss as a result of this transaction.

B.      Business Overview

Activity on the Mining Properties

Crystallex is a Canadian-headquartered gold producer with operations and exploration properties in Venezuela. Cyrstallex’s principal asset is the Las Cristinas Deposits, located in southeastern Venezuela. Crystallex’s medium term goal is to become a low cost, intermediate size gold producer with production exceeding 350,000 ounces of gold per year. Crystallex aims to achieve this goal over the next few years through the development of the Las Cristinas Deposits. Crystallex has signed the MOA which authorizes the development and exploitation of Las Cristinas. Crystallex has completed a positive Feasibility Study for Las Cristinas, which was approved by the CVG on March 8, 2004 and has awarded the EPCM contract for the construction of an open pit mine and 20,000 tonne per day gold processing facility. Gold production from Las Cristinas is expected in early 2006. During the initial years of the project life, the mine is forecast to produce over 300,000 ounces of gold per year at a cash cost of U.S.$144 per ounce. Crystallex has also completed various social development infrastructure projects as required under the contract and is providing ongoing employment and jobs training. (See “Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7.”)

Back to Contents

Crystallex’s other principal mineral assets in Venezuela include the Tomi concession, the La Victoria concession and the Albino concession. In 2004, Crystallex plans to mine and process ore from open pit and underground mines on the Tomi concession, (see “Property, Plants and Equipment – The Tomi Concession.”). Crystallex is forecasting gold production of 50,000 ounces in 2004. Pending receipt of environmental permits, Crystallex also plans to commence the development of a small underground mine on the Albino concession during 2004, with production of 15,000-20,000 ounces of gold per year starting in 2005 (see “Property, Plants and Equipment – The Albino Concession.”). At the La Victoria open pit mine, operations have been suspended since the end of the third quarter of 2003 while Crystallex evaluates the Bio-Oxidation process in a pilot plant test for treating refractory ore and undertakes a drilling program aimed at increasing reserves (see “Property, Plants and Equipment – El Callao Properties – The Lo Increible Deposits.”) .

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

The London P.M. price fix for gold on May 4, 2004, was U.S.$391 per ounce.

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

Review of Title to Properties

At the time that it acquires a mining property, Crystallex completes or causes to be completed due diligence on the property which, in the ordinary course, would include a review by local counsel of concession (title) rights, surface rights and mining contracts. Crystallex further obtains and relies upon detailed representations of vendors and, in some cases, legal opinions obtained from counsel for such vendors as a condition of closing. Crystallex has also customarily reviewed at the time of acquisition financing files and reports to lenders whose loans remain in place, in whole or in part, after acquisition. While such reports have been issued specifically to the lenders, they have provided support to Crystallex due diligence. Finally, since it has made some of its acquisitions through the purchase of shares (see, for example, the discussion in “Crystallex’s History and Development – Important Acquisitions Since January 1, 2000”), Crystallex has, prior to closing, had an opportunity to review in detail the records of the entity being acquired and interview key employees in respect of matters concerning title and mining contracts. However, despite these efforts, Crystallex can never be certain that it will have valid title to its mining properties (See Item 3, “Key Information – Risk Factors – Uncertainty with respect to title to remaining mineral properties may result in loss of mining rights without compensation for development expenditures.”)

Back to Contents

C.      Organizational Structure

Crystallex operates its business either directly or through its subsidiaries. Its significant subsidiaries are as follows:

Name of Subsidiary	Country of incorporation or residence	Crystallex’s ownership and voting interest

Minera Albino C.A.	Venezuela	100	%(1)
El Callao Mining Corp.	British Columbia (Canada)	80%
Mineras Bonanza, C.A. (Tomi mine)	Venezuela	100	%(1)
Revemin II C.A. (Revemin mill)	Venezuela	93	%(1)

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

The principal provisions of the MOA include:

•	All reserves and production are for the account of Crystallex. However, the MOA does not transfer any property ownership rights to Crystallex.

•	Initial term of 20 years, with two renewal terms, each for ten years.

•	Compensation to the CVG consists of the following:

–	$15 million (which was paid by Crystallex in the third quarter of 2002) for the use of reports, data and existing infrastructure.
–	A royalty based upon the value of monthly gold production as follows:
i.	a royalty of 1% at a gold price less than U.S.$280 per ounce;
ii.	a royalty of 1.5% at gold prices from U.S.$280 to less than US$350 per ounce;

Back to Contents

iii.	a royalty of 2% at gold prices from U.S.$350 to less than U.S.$400 per ounce; and
iv.	a royalty of 3% at gold prices greater than U.S.$400 per ounce.
–	An Exploitation Tax, established by Venezuelan mining law and payable to the Republic of Venezuela, equivalent to 3% of the value of gold produced.

•	The CVG is responsible for obtaining all environmental and mining permits, with Crystallex providing any necessary technical information to support the permit applications. (Application and supporting studies have been filed by the CVG to obtain environmental and mining permits. Approvals are pending.)

•	Throughout the term of the MOA, Crystallex will provide certain special programs which are intended to create employment for the region and provide training programs, provide technical assistance to local small miners associations, improve community health care facilities and make various infrastructure improvements to water sewage and roads. Crystallex agreed to hire 75 employees by the end of 2002 and an additional 50 employees by the end of 2003. (Crystallex has fulfilled all social benefit obligations required to date under the MOA including housing, sewerage systems, water systems, road improvements, improvement of medical facilities and provision of medical supplies.)

•	Crystallex presented a full Feasibility Study to the CVG for its approval on September 10, 2003, in accordance with the MOA. The CVG approved the Feasibility Study on March 8, 2004.

•	Crystallex must make all the investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant, process gold for its subsequent commercialization and sale, and to return the mine, its installations and equipment to the CVG upon termination of the MOA. (Crystallex has commenced first phase development with granting of its EPCM contract to SNCL, the commencement of the permitting process, the commencement of geotechnical drilling and the refurbishment of the construction camp.)

•	Crystallex will supply performance bonds related to construction and labor obligations and to support compliance with environmental requirements.

•	Crystallex must provide and maintain until the start of commercial production a bond for the performance of its obligations under the MOA in an amount equal to approximately $4.6 million. (The bond is in place.)

•	Crystallex will prepare and present to the CVG for approval annual production plans as well as plans of exploitation for the life of the Las Cristinas Deposits. The plans are to include volume of production and other pertinent aspects of development including environmental protection and security.

Back to Contents

•	Should Crystallex fail to fulfill the annual production or grade average contemplated by the annual production plan for reasons other than as contemplated by the MOA or force majeure, Crystallex is required to compensate the CVG for lost profits (royalties) otherwise payable.

•	The CVG may terminate the MOA unilaterally in the event of the inactivity of the project for a period of one year without just cause.

•	Each party may terminate the MOA upon a breach of the MOA by the other party, subject to providing the other party with written notice of such breach and providing a 90 day curative period.

•	Crystallex’sannual production commitment will be based upon the annual production plan to be approved by the CVG.

•	Crystallex will be the sole employer of personnel at the project site, will be responsible for compliance with labor laws, and has agreed that at least 90% of the employees for the project will be Venezuelan.

•	Crystallex may not assign, directly or indirectly, any of its rights under the MOA or delegate any of its obligations under the MOA. The MOA does not grant CVG any termination or other rights on a change of control of Crystallex.

In accordance with the MOA, Crystallex formally took possession of the Las Cristinas properties on September 30, 2002, and also acquired from the CVG the use of certain assets related to the Las Cristinas Deposits, including drilling data, core samples, technical studies and certain other information.

[text continues on next page]

Back to Contents

Las Cristinas Highlights

Location	Located in Bolivar State in southeast Venezuela, approximately 360 kms by paved highway from Puerto Ordaz, a major industrial city and port.
Property is accessed by a 19 km road from the main highway.

Process	Open pit mining and conventional carbon-in-leach gold recovery.
Initial processing rate of 20,000 tonnes per day.
Excellent infrastructure with a 400 kV power line paralleling the main highway and a new substation constructed 6 kms from the project site.

Reserves	Proven and Probable reserves of 10.2 million ounces calculated at a U.S.$325 per ounce gold price.

Work Progress	Positive feasibility completed September 2003. CVG approval of the Feasibility Study received March 8, 2004.
Awarded an Engineering, Procurement and Construction Management contract to SNC-Lavalin in March 2004.
EIS completed and formally submitted to the CVG and the Ministry of Environment and Natural Resources (MARN) on April 15, 2004.
Ongoing infill drill program.
Ongoing social development program, including jobs training and local infrastructure projects. Completed housing, sewerage, water treatment and road upgrade commitments under the MOA.

Path Forward	Detailed engineering has commenced.
Planning for preliminary construction activities, including site clearing and road upgrading in the third quarter of 2004.
Full construction to commence following receipt of permits, expected later in 2004.

Production Timeline	Production targeted to start in the first quarter of 2006.

Production Forecast	At 20,000 tonnes per day, for first five years gold production averages 311,000 ounces per year at an average total cash cost of U.S.$144 per ounce. For the life of mine, production averages 266,000 ounces per year at an average total cash cost of U.S.$196 per ounce.

Capital Cost Estimate	$282 million (includes $39 million of refundable VAT)

Financing Plan	Financing structure expected to be a combination of project debt and equity.
Closed a Cdn$115 million equity financing. Plan to raise the balance of the equity requirement later in 2004 or early 2005.
BNP Paribas engaged as project finance debt advisor. Expect to close a project debt facility with a syndicate of commercial banks and possibly export credit agencies during 2005.

Back to Contents

Overview

At a U.S.$325 per ounce gold price, reserves of 10.2 million ounces of gold rank Las Cristinas as one of the largest undeveloped gold deposits in the world.

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

Back to Contents

Calculated at a U.S.$325 per ounce gold price, Las Cristinas’ proven and probable reserves currently stand at 246 million tonnes, grading 1.29 grams of gold per tonne for a total of 10.2 million ounces of gold. Crystallex started an infill drill program during the first quarter of 2004 with the aim of upgrading some mineralized material to reserves.

At a processing rate of 20,000 tonne per day, gold production is forecast to average 266,000 ounces per year over the 34 year mine life at a cash cost, including royalties, of U.S.$196 per ounce. However, over the first five years of operation, gold production is expected to average 311,000 ounces per year at an average cash cost, including royalties, of U.S.$144 per ounce. The internal rate of return for the project, on an unleveraged basis and assuming a U.S.$325 per ounce gold price, is 13.8% before-tax and 10.5% after-tax. Using the same pit design and reserve estimate, at a gold price of U.S.$375 per ounce, the pre-tax internal rate of return climbs to 19.4% and the after-tax return is 14.6%. Crystallex is presently reviewing tax and financing structures that may reduce the overall project tax burden.

Estimated costs for construction are $282 million, comprised of $242 million of capital costs (including a $30 million contingency) and $39 million of Value Added Tax, (VAT). Based on a gold price of U.S.$325 per ounce, the VAT is recoverable within two and one half years, once gold sales commence. At higher gold prices, VAT would be recovered sooner.

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

Reserve Estimates

Mineral reserve estimates were developed by MDA from its mineral deposit model using Medsystem-MineSight computer software. Two separate pits were designed: the larger Conductora, which contains the bulk of the reserves, and the Mesones. Pit designs were based on a U.S.$325 per ounce gold price and cut-off grades ranging from 0.46 g/t to 0.69 g/t, depending upon the material type.

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

Crystallex has forecast capital expenditures of approximately $80 million on Las Cristinas during 2004.

Social Development Program

Crystallex is committed to employing the highest standards of corporate citizenship at Las Cristinas and recognizes the importance of developing a long term partnership with the local communities. Crystallex’s social development program for Las Cristinas is dedicated to supporting the communities near Las Cristinas with long term employment training, economic development, local infrastructure and health care. Crystallex has hired a Community Relations Director, based in Las Claritas, to oversee the implementation of the social development program. To date, Crystallex has spent approximately $2.0 million on the Las Cristinas social development program.

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

Back to Contents

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

Under the 40,000 tpd case, proven and probable reserves, at a U.S.$325 per ounce gold price, are estimated at 11.1 million ounces. Gold production averages almost 500,000 ounces per year over a twenty year mine life, and is about 550,000 ounces per year for the first five years. Average annual cash costs are U.S.$153 per ounce for the first five years and U.S.$193 per ounce over the project life. Using a U.S.$325 per ounce gold price, the unleveraged, pre-tax IRR is 16.8%. At U.S.$375 per ounce, the IRR climbs to 24.3%.

Key project highlights comparing the 20,000 tpd and 40,000 tpd operations are tabled below:

[table begins on next page]

Back to Contents

	20,000 TPD	40,000 TPD

Reserves[1] (at US$325 per ounce)	246 million tonnes @ 1.29 g/t 10.2 million ounces	297 million tonnes @ 1.17 g/t 11.1 million ounces

Mine Life	34 Years	21 Years
Strip Ratio	1.34	1.04
Metallurgical Recovery	89%	89%

Average Annual Production – Life of Mine	266,000	490,000
Average Annual Production – First Five Years	311,000	549,000

Average Cash Cost with Royalties – Life of Mine	$197/oz	$193/oz
Average Cash Cost with Royalties – First Five Years	$144/oz	$153/oz

Average Operating Cost – Life of Mine	$6.70/t ore	$5.97/t ore

Development Capital Cost	$243 million	$365 million
VAT Estimate	$39 million	$59 million

Cumulative Free Cashflow @ $325 Gold	$742 million	$745 million
Cumulative Free Cashflow @ $375 Gold	$1.2 billion	$1.2 billion

IRR @ $325 Gold Pre-Tax	13.8%	16.8%
IRR @ $325 Gold After-Tax	10.5%	12.1%

IRR @ $375 Gold Pre-Tax	19.4%	24.3%
IRR @ $375 Gold After-Tax	14.6%	17.5%

1 Mineral reserve estimates in the Feasibility Studies have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy, and Petroleum as adopted by the Canadian Securities Regulators in National Instrument 43-101 and also meet SEC Industry Guide 7 reserve definitions.

Financing Plan

Crystallex intends to finance the development of Las Cristinas with a combination of equity and project finance debt. Crystallex recently raised gross proceeds of Cdn$115 million in a common share financing, with the majority of the proceeds budgeted for Las Cristinas. These proceeds, together with cash on hand, are sufficient to cover all required expenditures to advance project development into early 2005. To complete the financing for the development of Las Cristinas, Crystallex currently expects to issue equity or arrange other forms of financing later this year, or in early 2005, and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. Crystallex has engaged BNP Paribas (“BNPP”) as a project finance advisor to assist in the arranging and structuring of project finance debt for the development of Las Cristinas.

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

Back to Contents

Ore Reserves

Ore reserves (proven and probable) estimated at December 31, 2003 using a US$320 per ounce gold price are summarized below:

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

Current Operations

A Feasibility Study, completed by MDA in 2001 demonstrated the viability of developing of a small, moderate to high grade underground gold mine at Albino. MDA also completed an updated reserve estimate for Albino in 2003, which estimated proven and probable reserves, calculated at a gold price of U.S.$320 per ounce, of 270,000 tonnes of ore with an average grade of 12.04 grams/tonne, containing approximately 104,000 ounces of gold.

Crystallex plans to start development of an underground mine at Albino during 2004. Dewatering of the existing open pit has started and Crystallex anticipates receiving the required permits for ramp development during the second quarter of the year. Until the Las Cristinas mill is operating, ore from the Albino mine will be trucked about 250 kilometres to the Revemin mill for processing. The mine is forecast to produce between 15,000 and 20,000 ounces of gold per year for approximately five years based on current reserves, at an average cash cost of about U.S.$175 per ounce. Assuming receipt of required permits, initial gold production should commence in early 2005. Capital expenditures required to reach production are estimated at approximately $3.2 million and total capital over the life of the mine is estimated at approximately $7 million.

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

Back to Contents

Ore Reserves

Ore Reserves (Probable) estimated at December 31, 2003 using a gold price of U.S.$320 per ounce for the underground reserves and U.S.$325 per ounce for the open pit reserves are summarized below:

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

Production at the Charlie Richards underground mine is gradually increasing as recent capital funding provided for new equipment required for optimal development and production. It is expected that the mine will reach design levels of about 200 tonnes of ore per day by the third quarter of 2004. Annual gold production from the underground mine is forecast to range between 10,000 and 17,000 ounces per year for approximately four years based upon current reserves of approximately 68,000 ounces of gold. Cash production costs are forecast to average U.S.$175 per ounce. The Charlie Richards orebody is open at depth and Crystallex expects that underground reserves will continue to be extended over the years as mine development provides on-going access for deeper reserve drilling.

Crystallex has forecast capital expenditures of approximately $2.0 million for the Tomi concession during 2004.

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

Back to Contents

El Callao Properties – The Lo Increible Deposits

The Lo Increible gold property is located adjacent to Crystallex’s Revemin mill in El Callao. The project consists of two adjacent claims aggregating 9,704 hectares. Six deposits have been identified on the property, the largest of which is the La Victoria deposit. Crystallex acquired the project through a take-over bid for all of the shares of El Callao Mining Corporation and the purchase from Bema Gold Corp. of both $16 million of debt that El Callao Mining owed to Bema Gold and Bema Gold’s royalty on the project’s cash flow. Crystallex indirectly owns 51% of the Lo Increible project and the right to increase its ownership to 70%, and the remaining 49% ownership is currently controlled by Venezuelan partners unrelated to Crystallex. Crystallex and its Venezuelan partners have agreed that the net income from the Lo Increible Project is applied to the reduction of debt owing to Crystallex in amounts ranging from 50% to 75% of such net income.

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

Ore Reserves (La Victoria Deposit)

Ore reserves (probable) at La Victoria estimated at December 31, 2003 using a gold price of U.S.$325 per ounce, are summarized below:

	Ore Tonnes	Grade	Contained
	(000's)	(g/T)	Gold (ozs)
La Victoria	1,215	5.2	202,600

For the La Victoria open pit reserve estimate, the data and model were verified by Dr. Luca Riccio, P. Geo., Consulting Geologist to Crystallex and the pit optimization was undertaken by Scott Hardy, P. Eng., Mine Development Associates. The La Victoria reserves were calculated using a cut off grade of 2.1 g/t.

Back to Contents

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

[1] Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. However, Crystallex has an 87.5% share of the distributable cashflow from Osmin until the first $4.0 million of debt owing from Osmin is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $23.7 million at December 31, 2003) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.
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

Back to Contents

Crystallex is currently evaluating the viability of constructing and operating a Bio-Oxidation plant at the Revemin mill. Fully evaluating the property’s economic viability requires a drilling program to be conducted to assess the size and grade of the La Victoria ore deposit and pilot plant testing of the Bio-Oxidation process. The drill program started in late March 2004. In addition, a bulk ore sample has been shipped to South Africa for BIOX pilot plant testing. Results should be available to undertake a comprehensive economic evaluation in the third quarter. Mining of ore was stopped in the last quarter of 2003, but waste stripping continues at a reduced rate. Full production will restart if a decision is made to proceed with the installation of a Bio-Oxidation plant. Crystallex has budgeted $1.1 million for the drill program and pilot plant testing in 2004.

At year end 2003, Crystallex completed an economic valuation for La Victoria including capital and operating cost estimates for a Bio-Oxidation plant. It was determined that the current asset value was materially less than the net book value due to the limited reserves that exist at this point in time, (the drill program referred to above is now underway to determine the full extent of La Victoria’s reserve potential). Accordingly, Crystallex wrote-down the carrying value of La Victoria by $14.3 million, reducing the carrying value to zero. As noted, a further property assessment will be conducted when an updated reserve estimate and Bio-Oxidation pilot plant results are available. Based on the positive bench scale Bio-Oxidation testwork and current geological interpretation, Crystallex believes La Victoria will be restored as a viable operation through the Bio-Oxidation process and a successful outcome of the reserve drilling program.

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

ITEM 5 – Operating and Financial Review and Prospects

This discussion of Crystallex’s financial condition and results of the operations should be read in conjunction with the 2003 audited consolidated financial statements and the related notes. Crystallex prepares and files its consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) in U.S. dollars (unless otherwise stated) and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Back to Contents

A.   FINANCIAL OVERVIEW

These consolidated financial statements have been reconciled to US GAAP as discussed in Note 18 to the consolidated financial statements contained in this Form 20-F Annual Report.

2003 Highlights

•	Positive Feasibility Study for the Las Cristinas gold project completed by SNCL.

•	Strengthened senior management with the hiring of Todd Bruce as President and Chief Executive Officer and Ken Thomas as Chief Operating Officer. Closed the Vancouver office and consolidated Crystallex’s management and administrative operations at its new Toronto head office.

•	Received bids by year end for EPCM services for the development of Las Cristinas.

•	Reserves at December 31, 2003, of 10.6 million ounces of gold, including 10.2 million ounces at Las Cristinas.

•	Common share and special warrant financings in August and September 2003 raised gross proceeds of $38.2 million. Cash at December 31, 2003, of $26.2 million.

•	Policy to become hedge free. Reduced gold contracts in 2003 by 25%, or 122,000 ounces. In 2004, plan to buy back additional contracts in an amount at least equivalent to gold production for the year.

•	Sold the San Gregorio mining interests and related assets in Uruguay.

•	Net loss for the year of $61.5 million, or ($0.52) per share, inclusive of a non-hedge derivative loss of $16.5 million, or ($0.14) per share and a non-cash write-down of mineral properties of $17.5 million, or ($0.15) per share.

Subsequent to Year-End

•	In January and February, further strengthened management by recruiting three senior project development executives: Ron Colquhoun as Vice President Technical Services; Barney Burke as Corporate Manager, Projects; and John Binns as Vice President Environment.

•	On March 8, received approval of the Las Cristinas Feasibility Study from the CVG.

•	On March 25, awarded an EPCM contract to SNCL to provide services for the construction of Las Cristinas. The EPCM schedule is approximately twenty-four months. Detailed engineering has commenced.

Back to Contents

•	Closed a common share financing of 28.75 million common shares at Cdn$4.00 per share for gross proceeds of Cdn$115 million. Net proceeds received of $71.7 million will be used to fund the development of Las Cristinas.

•	On April 15, submitted the Environmental Impact Study (EIS) for Las Cristinas to the CVG and the Ministry of the Environment and Natural Resources (MARN). Receipt of all required permits to start construction of Las Cristinas is expected later in 2004.

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

In the third quarter of 2003, Crystallex sold its San Gregorio mine in Uruguay to Uruguay Mineral Explorations Inc. (UME). The transaction was very positive for Crystallex, as UME assumed all obligations and liabilities, including closure and environmental obligations, as well as funding the closing of the San Gregorio gold forward sale position of 37,640 ounces. UME will also pay Crystallex sale proceeds of $2.0 million during 2004.

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

Back to Contents

By the end of the third quarter 2003, Crystallex had considerably improved its cash position. Gross proceeds of $38.2 million were raised in two special warrant financings in August and September. A portion of the proceeds were used for immediate capital investments at our existing Tomi mines and Revemin mill and quickly contributed to the improved operating performance during the fourth quarter of the year. Gold production of 15,200 ounces in the fourth quarter accounted for 43% of total gold production of approximately 35,200 ounces from the Venezuelan operations in 2003. In 2004, Crystallex expects to produce about 50,000 ounces of gold.

Crystallex’s cash position was further strengthened with the Cdn$115 million common share financing subsequent to year-end. These proceeds will allow Crystallex to advance with engineering, equipment purchasing and start development of Las Cristinas during 2004. The total financing requirement for Las Cristinas is estimated at approximately $340 million, including $39 million of refundable VAT, a cost overrun requirement to support our guarantee of a planned project debt financing, interest during the construction period and various financing fees. Currently, Crystallex expects to finance the construction of Las Cristinas with a combination of equity and project debt.

Financial Results Overview

	2003	2002	2001

Operating Statistics
Venezuela Gold Production	35,244	27,791	42,690
Uruguay Gold Production[1]	41,729	66,832	66,957
Total Gold Production (ounces)	76,973	94,623	109,647
Total Cash Cost Per Ounce Sold[2,3]	US$378	US$346	US$178
Average Realized Price Per Ounce [3]	US$363	US$310	US$242
Average Spot Gold Price Per Ounce	US$363	US$310	US$271

Financial Statistics ($ thousands)
Revenues [3,4]	$11,329	$8,523	$10,404
Cash Flow from Operating Activities [3,5]	$(26,539)	$(2,936)	$2,765
Net Loss [4]	$(61,487)	$(36,134)	$(27,659)
Net Loss per Basic Share[4]	$(0.52)	$(0.43)	$(0.40)
Weighted Average Number of Common Shares Outstanding	118,309,198	84,441,287	69,117,738

[1]Includes nine months production from San Gregorio in 2003. On the Financial Statements, San Gregorio is accounted for as a Discontinued Operation.
[2] This is a non-GAAP measure. For an explanation of Total Cash Costs refer to the section of Non-GAAP measures.
[3] From continuing operations only (excludes San Gregorio).
[4] Restated to reflect adjustments for 2002 and 2001 as outlined in Note 3 of the December 31, 2003 consolidated financial statements.
[5] Includes Working Capital changes, before capital expenditures.

Back to Contents

During 2003, Crystallex incurred a net loss of $61.5 million, or $0.52 per share as compared with a restated net loss of $36.1 million, or $0.43 per share in 2002. The larger net loss in 2003 was primarily attributable to a non-cash charge of $17.5 million for a write-down of mineral properties (of which $14.3 million relates to the La Victoria property), an increase in general and administrative expenses from $5.7 million to $16.4 million, and a foreign exchange loss of $3.5 million. The foreign exchange loss was due to the impact of the weakening of the U.S. dollar on Crystallex’s Canadian dollar obligations. These items were partially offset by a reduction in the non-hedge derivative loss to $16.5 million in 2003 as compared with a restated $22.3 million loss in 2002.

Revenue on our Statement of Operations represents revenue from the Venezuelan operations only, as San Gregorio is accounted for as a Discontinued Operation. Revenue in 2003 was $11.3 million, as compared with $8.5 million in 2002. The increase in revenue is attributable to selling more ounces of gold in Venezuela at a higher average realized price. Gold sales in 2003 were 30,632 ounces at an average realized price of U.S.$363 per ounce, as compared with 28,088 ounces in 2002 at an average realized price of U.S.$310 per ounce.

Operating cash flow from continuing operations, before capital expenditures, was a utilization of $26.5 million in 2003, as compared with a utilization of $2.9 million in 2002. Higher general and administrative expenses, cash used to reduce the gold hedge book and a greater use of cash related to working capital changes were the main reasons for a larger operating cash flow deficit in 2003.

Financing activities increased during 2003. Crystallex raised approximately $55 million during the year, primarily with special warrant financings. The financings in 2003 and the April 2004 common share financing for gross proceeds of Cdn$115 million have considerably improved Crystallex’s liquidity.

Income Statement

Production and Gold Sales Revenue

	2003	2002

Gold Production (ounces)
San Gregorio[1]	41,729	66,832
La Victoria	5,564	22,548
Tomi Open Pit	24,360	2,347
Tomi Underground	2,753	0
Purchased Material	2,567	2,896
Total	76,973	94,623

Total Cash Costs (US$/ounce)
San Gregorio	$276	$237
Venezuela	$378	$346
Company Average	$323	$269
[1] Figures are for the nine months of 2003 that Crystallex owned San Gregorio.
[2] Ore from Tomi, La Victoria and Purchased material is processed at Crystallex’s Revemin mill.

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

Production at the Charlie Richards underground mine is expected to reach design levels of about 200 tonnes of ore per day by the third quarter of 2004. At full operation, annual gold production from the underground mine is forecast to range between 10,000 and 17,000 ounces per year for approximately four years at current estimated reserves of 68,000 ounces of gold. Total cash costs are forecast to average U.S.$175 per ounce.

Crystallex has forecast capital expenditures of approximately $2.0 million for the Tomi concession during 2004.

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

Back to Contents

Crystallex wrote-down its entire $14.3 million carrying value of La Victoria in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Nevertheless, based on positive preliminary Bio-Oxidation testwork and geological interpretations, Crystallex is optimistic that La Victoria can be restored to economic viability.

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

Spot gold prices averaged U.S.$363 per ounce in 2003, up from U.S.$310 in 2002. In Venezuela, all our gold is sold to the Central Bank and Crystallex receives the prevailing spot gold price. During 2003, we received an average price of U.S.$363 per ounce for our Venezuelan gold sales. This generated revenue on our Statement of Operations of $11.3 million during 2003.

Most of the gold sales from Uruguay were delivered against forward sales positions and Crystallex realized an average price of U.S.$297 per ounce on gold sales from Uruguay.

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

Crystallex’s cost of sales for 2003 were $11.8 million as compared with $9.9 million in 2002, as more ounces of gold were produced and sold in 2003 than in 2002. Gold sales from continuing operations were 30,632 ounces in 2003, as compared with 28,088 ounces in 2002. The total cash costs per ounce of gold sold from Venezuela was U.S.$378 per ounce in 2003, however when gold production from discontinued operations (Uruguay) is included, Crystallex’s total cash costs were U.S.$323 per ounce. Operating costs in Venezuela were high during the first nine months of 2003, particularly in the first quarter when they averaged U.S.$460 per ounce. The high costs were primarily a result of low gold recoveries at La Victoria. Gold production improved materially by year end as mining was entirely conducted at the Tomi concession, which is higher grade and yields higher gold recoveries than experienced at La Victoria.

Back to Contents

General and Administrative Expenses

General and Administrative (G&A) expenses totalled $16.4 million during 2003, as compared with about $5.8 million in 2002. Compensation, including salaries and bonuses, comprised the largest component of G&A during 2003, at about $5.3 million. Other significant G&A expense categories included legal and audit fees of $2.7 million, advisory and consulting fees of about $2.1 million, Caracas office G&A of $1.4 million and insurance of $0.9 million.

G&A expenses in 2003 were approximately $10.6 million higher than in 2002. During the year Crystallex incurred unusual and one-time expenses in respect of: special one-time bonus payments to officers and directors related to the consummation of the Las Cristinas mining agreement; bonus and success fees paid to various Venezuelan litigation and other legal counsels; professional fees related to responding and satisfying questions raised during an ongoing regulatory review; successful completion of several financings and office closures with related consolidation costs. At least $3.6 million of such costs represent one-time expenditures. In addition, Crystallex has significantly added to its senior staff in contemplation of the commencement of the financing and construction of the Las Cristinas project, further increasing G&A expenditures. Crystallex anticipates that the level of G&A expenses for 2004 will approximate 2003 amounts less the one time charges discussed above.

The largest component of the $10.6 million increase was bonus payments, which were $2.1 million higher in 2003 as compared with 2002. Included in the $2.1 million increase are $0.9 million of special bonuses paid in September 2003 to management and directors of Crystallex and $0.8 million of success fees paid to Crystallex’s Venezuelan legal counsel, all as one-time payments specifically in recognition of their commitment of time and effort on behalf of Crystallex, over several years, in successfully consummating the Las Cristinas mining operation agreement. The payments were approved by an independent compensation committee of the Board of Directors. There will be no further bonuses paid to legal counsel, management, and directors relating to the consummation of the Las Cristinas mining agreement. There, however, may be future bonuses paid to these individuals based on different criteria.

Advisory fees accounted for $1.6 million of the increase of G&A expenditures in 2003 as compared with 2002. The two principal advisory fees were related to the engagement of an investment bank to provide corporate advisory services and for the engagement of a project finance debt advisor for Las Cristinas. Other G&A areas that had material increases during 2003 included legal and audit fees, which increased by $1.5 million and insurance which increased by $0.8 million.

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

Crystallex made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was mainly accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately U.S.$74 per ounce or $1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year-end, Crystallex’s contracted ounces represented just 3% of our reserves.

As tabled below, at December 31, 2003, Crystallex’s derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of U.S.$305 per ounce, and 224,169 ounces of call options sold at an average price of U.S.$303 per ounce.

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

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact Crystallex’s cash flow. Should Crystallex be unable to satisfy its commitments from gold production, it would be required to financially settle the underlying positions which will impact future cashflows, thereby reducing its cash position. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $13.8 million. In addition, realized losses of $1.6 million arising from financial settlement of contracts were also recognized.

Back to Contents

Mark-to-Market (Fair Value)

At December 31, 2003, the unrealized mark-to-market value of Crystallex’s gold forward sales and call options, calculated at a year end spot price of U.S.$415 per ounce was negative $40.7 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year-end and does not represent an obligation for payment. Crystallex’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

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

The analysis excludes future Las Cristinas production. It also assumes Crystallex is unable to roll existing contracts to future periods. The December 31, 2003 spot gold price of U.S.$415 per ounce is used.

US$ millions	2004	2005	2006	Total

Total ounces Committed	170,667	137,362	41,996	350,025
Planned Production	50,000	75,000	65,000	190,000
Excess Committed Ounces	120,667	62,362	nil	183,029
Average Committed Price (US$/oz)	$299	$308	$312	$302	[1]
Average Assumed Spot Price (US$/oz)	$415	$415	$415	$415
Cash Required to Settle Excess Positions	$14.0	$6.7	$nil	$20.7
Unrealized Mark to Market Fair value	$20.2	$15.7	$4.8	$40.7

[1]Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

Crystallex cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

In the event that there is no production from the La Victoria and Albino mines, we estimate that the total ounces that we expect to produce in 2004 – 2006 would be reduced by approximately 81,000 ounces, thereby adding approximately $8.1 million to the cash required to settle our positions.

Back to Contents

Write-down of Mineral Properties

Crystallex annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and where the cash flows are less, a write-down to estimated fair value is recorded. In 2003, Crystallex incurred mineral property write-downs of $17.5 million. Management concluded that the undiscounted cash flow from currently estimated reserves at the La Victoria property, determined using a US$325 per ounce gold price and preliminary capital and operating cost estimates for a Bio-Oxidation plant, would be insufficient to recover the carrying value of the property. In accordance with Canadian GAAP, Crystallex wrote-down the value of the La Victoria property by $14.3 million, reducing the carrying value to zero. A lack of capital, in the past, prevented Crystallex from undertaking a comprehensive drill program to determine the full extent of La Victoria’s reserve potential. Crystallex is presently drilling at La Victoria and expects to have a revised reserve estimate during the third quarter of 2004. In addition, Crystallex will soon be conducting a Bio-Oxidation pilot plant test to confirm the amenability of the La Victoria ore to the Bio-Oxidation process.

The remaining $3.2 million balance of the $17.5 million of mineral property write-downs is related to various exploration properties, principally the Santa Elena property in Venezuela.

Liquidity and Capital Resources

Historically, Crystallex’s principal source of liquidity has been equity and equity-equivalent forms of financings as Crystallex’s operations have not generated sufficient cash to meet its operating requirements and planned capital expenditures. Crystallex anticipates capital needs of approximately $350 million over the next two years, related to developing Las Cristinas and for capital projects at existing operations. In addition, over the same period, Crystallex forecasts cash requirements of between $30 million to $40 million to cover general and administrative requirements, debt service and operating cash flow deficits. Crystallex will continue to rely on the equity markets for meeting its commitments and planned expenditures and also intends to access the project debt finance market to meet a portion of the expected capital expenditures for the development of Las Cristinas.

Crystallex intends to finance the development of Las Cristinas with a combination of equity and project finance debt. Crystallex has recently closed an offering of 28.75 million shares priced at Cdn$4.00 per share for gross proceeds of Cdn$115 million. The proceeds will primarily be used to fund the development of Las Cristinas. To advance the Las Cristinas project to commercial production, Crystallex currently expects to issue equity or arrange other forms of financing later this year or in early 2005 and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. There can be no assurance that these financing arrangements will be available, or available on terms acceptable to Crystallex.

Back to Contents

Working Capital

At December 31, 2003, Crystallex’s working capital position improved significantly to $3.6 million from negative $12.3 million at December 31, 2002. The increase was due to common share and warrant financings during the third quarter of 2003, which raised aggregate gross proceeds of $38.2 million. Crystallex’s cash position at December 31, 2003 was $26.2 million. Furthermore, the recent Cdn$115 million common share financing has considerably enhanced Crystallex’s liquidity.

Cash Flow from Operations

Operating cash flow (after working capital changes and before capital expenditures) was a utilization of $26.5 million in 2003. A cash flow deficit was incurred as revenues from gold sales were offset by direct operating costs of production; consequently, there was no cash flow to provide for general and administrative expenses, interest expenses and working capital changes.

The deficit of $26.5 million in 2003 was $23.6 million higher than the restated deficit of $2.9million in 2002. The increase was mainly due to an $8.1 million increase in General and Administrative cash expenditures (a portion of G&A expenses in 2003 were paid in shares and warrants of Crystallex) and a $6.8 million increase in cash used for changes in working capital items. Also, Crystallex spent $1.6 million on reducing its gold forward sales positions during the year, including a buyback of 25,000 ounces of forward sales contracts at a spot price of US$372 per ounce.

Crystallex expects to have a cash flow deficit of approximately $15 million in 2004 as cash flow from the operations will be insufficient to fund general and administrative expenses, debt service and cash obligations related to Crystallex’s gold hedge book.

Investing Activities

Crystallex’s principal investing activities are for capital expenditures at its operations.

Capital expenditures during 2003 totalled $9.0 million, as compared with $27.0 million in 2002. The reduction in capital spending was largely due to reduced expenditures at Las Cristinas. Expenditures at Las Cristinas were $23.8 million in 2002 and included a $15.0 million payment to the CVG under the terms of the Mining Operating Agreement. The investments in 2003 were principally for the Las Cristinas project ($7.1 million), including the costs for the Feasibility Study, maintaining the camp and completing the social development infrastructure programs. The balance of the capital expenditures were related to the operating mines in Venezuela.

Crystallex is planning significant capital expenditures in 2004 and 2005, mainly for the development of the Las Cristinas project. The timing of these expenditures will be determined by our ability to raise both equity and debt financing. Capital expenditures during 2004 are estimated at approximately $88 million as follows: Las Cristinas $80 million; Tomi $2 million; Revemin Mill $3 million and Albino $3 million.

Back to Contents

If Crystallex proceeds with the construction of a Bio Oxidation plant at Revemin for processing La Victoria ore, it is presently estimated that capital expenditures of approximately $11.6 million will be required for the plant and for development work at the La Victoria mine. These expenditures would largely be incurred in 2005.

It is expected that the projected operating deficit and capital expenditure requirements for 2004 will be funded with the proceeds from the Cdn$115 million equity financing and from cash on hand of $26.2 million at December 31, 2003. As noted, to complete the development of Las Cristinas, Crystallex currently expects to issue equity or arrange other forms of financing later in 2004, or in early 2005 and anticipates closing a project finance debt transaction in 2005.

Crystallex expects to realize cash proceeds of $2.0 million from the sale of the San Gregorio mine in 2004. The first instalment of $1.0 million was received by Crystallex on April 14, 2004.

Financing Activities

During 2003, Crystallex raised net financing proceeds of $55 million, of which $44.8 million were proceeds from five special warrant financings throughout the year, $7.1 million were proceeds from the issuance of common stock and $3.1 million were proceeds from a convertible note financing. The convertible notes were converted into common shares during the fourth quarter of 2003. Refer to Note 9 of Notes to the Financial Statements for details of the special warrant financings.

In addition, common shares were issued during the year for the following main activities: on the exercise of warrants and special warrants (22.1 million shares); upon the conversion of convertible notes (17.0 million shares); for bank loan repayments (2.3 million shares); for legal fees (1.3 million shares) and for financial advisory fees (350,000 shares). Crystallex also issued warrants and special warrants during 2003 for the following main activities: 13.9 million warrants and special warrants issued for cash; 900,000 common share warrants issued for consulting fees and 450,000 warrants issued as part of the convertible note financing noted above. Payment of various fees in common shares during the first nine months of 2003 reflects Crystallex’s previous lack of liquidity. Equity financings since August 2003 (including the recent Cdn$115 million common share financing) have significantly improved Crystallex’s liquidity and it is now Crystallex’s intention to use cash rather than common shares to meet its obligations.

Debt repayments were $1.6 million during 2003. At year end, Crystallex’s total debt outstanding was $7.5 million. The debt is a term loan with Standard Bank London Limited secured by certain of Crystallex’s assets (excluding Las Cristinas). The loan bears interest at approximately 2.5% over Libor with principal payments due semi-annually until 2006. Total debt was reduced from $21.6 million at year end 2002, principally by issuing common shares upon the conversion of convertible notes.

Back to Contents

Contractual Obligations and Commitments

Crystallex’s contractual obligations and commitments are tabled below:

	2004	2005	2006

Scheduled Debt Repayments	$1,030,000	$4,400,000	$2,058,000

Operating Lease Obligations	$157,800	$160,900	$153,200

Precious Metal Contracts:
Fixed Forward Contracts	43,430 oz @ an average of US$300/oz	42,430 oz @ an average of US$305/oz	39,996 oz @ an average of US$310/oz

Call Options Sold	127,237 oz @ an average of US$298/oz	94,932 oz @ an average of US$309/oz	2,000 oz @ an average of US$348/oz

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

For presentation of contractual obligations and commitments for periods of 1 year, 1-3 years and 3-5 years, please refer to “Tabular Disclosure of Contractual Obligations” on page 61.

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

Back to Contents

In determining the economic viability/carrying value of a mining project, we use an estimate of the gold price over the term of the project. That estimate as of December 31, 2003, is currently U.S.$325 per ounce which is conservative and lower than the U.S.$400 per ounce spot price of gold. Should the price of gold fall below U.S.$325 per ounce and be sustained for an extended period of time a trend, we would have to amend the estimated gold price used in our valuation assumptions. In the circumstances where the estimated gold price was U.S.$270 per ounce, we would write off the carrying value of the current properties.

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

Total cash costs per ounce sold may be reconciled to our Statement of Operations as follows:

US$ 000’s	2003	2002	2001 restated

Operating Costs per Financial Statements	11,783,185	9,722,636	7,602,900
By-Product Credits	—	—	—
Reclamation and Closure Costs	—	—	—
Operating Costs for Per Ounce Calculation	11,783,185	9,722,636	7,602,900

Ounces Sold	30,632	28,088	42,690
Total Cash Cost Per Ounce Sold	385	346	178

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

Not Applicable.

D.   Trend Information

Not Applicable.

E.   Off-Balance Sheet Arrangements

Crystallex had no off-balance sheet arrangements as of December 31, 2003.

Back to Contents

F.   Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments Due by Period

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term Debt Obligations (See Note 8 to Notes to Financial Statements) Bank Loan	$7,488,000	$1,030,000	$6,458,000	__	__
Interest Payable (2)	$502,970	$270,830	$232,140	__	__
Operating Lease Obligations (See Note 15 to Notes to Financial Statements)	$701,000	$157,800	$436,500	$106,700	__
Precious Metal Contracts (1) (See Note 15 to Notes to Financial Statements)
(i) Fixed Forward Contracts	125,856 oz @ average US$305 per oz.	43,430 oz @ average US$300 per oz.	82,426 oz @ average US$307 per oz.		__

(ii) Written Call Options	224,169 oz @ average US$303 per oz.	127,237 oz @ average US$298 per oz.	96,932 oz @ average US$310 per oz.		__
Commodity Contract obligation	$40,708,112	$20,210,104	$20,498,008	__	__

(1) Precious Metal Contracts are reflected in ounces and average price per ounce rather than as cash obligations, since the obligation will be settled by delivery of gold, by financial settlement, or by a combination thereof. Obligations may also be rolled forward to subsequent periods.
(2) Based on LIBOR plus 2.5% as at December 31, 2003

Back to Contents

Item 6 – Directors, Senior Management and Employees

A.      Directors and Senior Management

In the following table and notes thereto is stated the name of each current Crystallex director and member of senior management, all offices of Crystallex now held by him, his business experience and principal occupation, the period of time for which he has been a director or member of senior management, and, for directors, other principal directorships:

Name and Office, Function or Position with Crystallex	Business Experience and Principal Occupation	Director Since	Principal Directorships

Robert A. Fung(2) Toronto, Ontario, Chairman of the Board, Director	Employee Orion Securities, Inc.	December 3, 1996	Toronto Waterfront Revitalization Corporation; Stockhouse Media Corporation; El Callao Mining Corp.

Todd Bruce (2)(4) Toronto, Ontario President, Chief Executive Officer and Director	President and Chief Executive Officer of Crystallex	September 22, 2003

Michael J. H. Brown(2)(3)(4) Toronto, Ontario Director	Principal, Capital Markets Advisory	October 10, 2002	Queenston Mining Inc.; El Callao Mining Corp.

C. William Longden(1)(4) Toronto, Ontario Director	Vice Chairman, Marshall, Macklin, Monaghan Limited	July 25, 2000	Marshall, Macklin, Monaghan Limited; El Callao Mining Corp.

David I. Matheson(2)(3) Toronto, Ontario, Director	Counsel, McMillan Binch, LLP Barristers & Solicitors	July 25, 2000	Clarke Inc.; El Callao Mining Corp.

Harry J. Near (1)(5) Ottawa, Ontario, Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group	May 5, 1997	El Callao Mining Corp.

Marc J. Oppenheimer(2)(4) Leonia, New Jersey, Director	Director, Crystallex International Corporation	February 20, 1995	Net2Phone, Inc., First Choice Industries, Ltd; El Callao Mining Corp.

Johan C. van’t Hof(1)(2)(4) Toronto, Ontario Director	President, Tonbridge Corporation	March 12, 2004
Armando F. Zullo (2)(5) Vancouver, British Columbia Director	President A.F. Zullo & Company Ltd	December 3, 1996	El Callao Mining Corp.

Daniel R. Ross Toronto, Ontario, Executive Vice President, Corporate Counsel, and Secretary	Executive Vice President, Corporate Counsel, and Secretary of Crystallex International Corporation	July 1, 2001

Dr. Sadek El-Alfy Seattle, Washington, Vice President –Operations	Vice President-Operations Crystallex International Corporation	February 1, 1997

Borden D. Rosiak Toronto, Ontario, Chief Financial Officer	Chief Financial Officer Crystallex International Corporation	September 1, 2002	Priszm Canadian Income Fund

Kenneth Thomas, Toronto, Ontario, Chief Operating Officer	Chief Operating Officer Crystallex International Corporation	April 1, 2003

(1) Member of the Audit Committee
(2) Member of the Finance and Risk Management Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Environmental, Health and Safety and Operations Committee
(5) Member of the Nominating and Compensation Committee

Back to Contents

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

David I. Matheson, Director. Mr. Matheson is counsel to the Toronto law firm McMillan Binch LLP. Prior to joing McMillan Binch in December 2001, Mr. Matheson had been a partner with the Torontolaw firm of Aird & Berlis from 1991 to 2001, when he became counsel to that firm. Mr. Matheson has an extensive background in international finance and taxation and has lectured on corporate governance, evolving director’s responsibilities, and other areas of corporate law.

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

B.      Compensation

All amounts shown in the following three tables are in U.S. dollars unless otherwise noted:

[tables begin on next page]

Back to Contents

Summary Compensation Table for Executive Officers
(unless otherwise indicated all dollar amounts are in U.S. dollars)

		Annual Compensation			Long Term Compensation Awards

Name and Principal Position	Year(1)	Salary ($)	Bonus(2) ($)	Other Annual Compensation ($)	Securities Under Options Granted(3) (#)	All Other Compensation ($)

Robert A. Fung	2003	NIL	Cdn$561,800	Cdn$520,000(6)	620,000	NIL
Chair of the Board	2002	NIL	$100,000	Cdn$180,000	55,000	NIL
	2001	NIL	$100,000	Cdn$180,000	205,000	NIL
			Cdn$350,000

Marc J. Oppenheimer	2003	$505,577	$425,000	$12,000(4)	450,000	NIL
Vice Chair of the	2002	$449,996	$195,000	$11,000(4)	40,000	NIL
Board	2001	$418,461	$195,000	$10,500(4)	190,000	NIL

Todd Bruce	2003	Cdn$138,267	NIL	Cdn$13,267(7)	400,000	NIL
President and Chief	2002	NIL	NIL	NIL	NIL	NIL
Executive Officer	2001	NIL	NIL	NIL	NIL	NIL

Kenneth G. Thomas	2003	Cdn$233,100	Cdn$150,000	NIL	180,000	Cdn$50,000(8)
Chief Operating	2002	NIL	NIL	NIL	NIL	NIL
Officer	2001	NIL	NIL	NIL	NIL	NIL

Daniel R. Ross	2003	Cdn$400,000	Cdn$345,000	NIL	230,000	NIL
Executive	2002	Cdn$400,000	Cdn$178,024	NIL	50,000	NIL
Vice-President and Corporate Counsel	2001	Cdn$166,667	Cdn$83,333	$6,000(5)	255,000	NIL

Dr. Sadek El-Alfy	2003	$222,000	$140,000	$1,800(4)	200,000	NIL
Vice-President	2002	$222,000	$25,000	$1,800(4)	NIL	NIL
Operations	2001	$222,000	$50,000	$1,800(4)	65,000	NIL

Borden D. Rosiak Chief Financial Officer (September 2002 to present)	2003 2002 2001	Cdn$226,667 Cdn$49,800 NIL	Cdn$200,000 Cdn$20,000 NIL	NIL NIL NIL	180,000 NIL NIL	NIL NIL NIL

Notes:

(1)	12 months ended December 31, 2003, 2002 and 2001.
(2)	Bonuses are reported in the year in which they were earned, not the year in which they were paid.
(3)	Options for Common Shares granted during the year.
(4)	Matching contribution made by Crystallex to the Named Executive Officer’s 401(k) plan.
(5)	Director’s honorarium.
(6)	Fees paid to Osprey Capital Partners, a partnership in which Mr. Fung is a partner. The fees were paid for financial and investment banking services provided by Mr. Fung, unrelated to his role as Chair of the Board, and by other partners of Osprey Capital Partners.
(7)	Consulting fees paid to Mr. Bruce for the period September 1, 2003 to September 21, 2003.
(8)	Relocation allowance.

Back to Contents

Stock Options

The following table sets forth information concerning option grants during 2003 to Crystallex’s executive officers as at December 31, 2003:

Option grants during the year ended December 31, 2003

Name	Securities Under Option(1)(3) (#)		% of Total Options Granted to Employees in Year(2)		Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date

Robert A. Fung	525,000		14.9%		$3.00	$3.00	August 10, 2013
	45,000		1.3%		$1.90	$1.90	June 26, 2013
	50,000		1.4%		$2.14	$2.14	January 14, 2013

Marc J. Oppenheimer	375,000		10.6%		$3.00	$3.00	August 10, 2013
	25,000		0.7%		$1.90	$1.90	June 26, 2013
	50,000		1.4%		$2.14	$2.14	January 14, 2013

Todd Bruce	400,000	(4)	11.3%		$3.03	$3.03	October 1, 2008

Kenneth G. Thomas	80,000		2.3%		$3.00	$3.00	August 10, 2008
	100,000		2.8%		$1.31	$1.31	April 30, 2008

Daniel R. Ross	180,000		5.1%		$3.00	$3.00	August 10, 2013
	50,000		1.4%		$2.14	$2.14	January 14, 2013

Dr. Sadek El-Alfy	150,000		4.2%		$3.00	$3.00	August 10, 2008
	50,000		1.4%		$2.14	$2.14	January 14, 2008

Borden D. Rosiak	80,000 50,000 50,000		2.3 1.4 1.4	% % %	$3.00 $1.90 $2.14	$ 3.00 $ 1.90 $ 2.14	August 10, 2008 June 26, 2008 January 14, 2008

Notes:

(1)	Options for Common Shares.
(2)	Includes the options granted to the Named Executive Officers and employees who are not directors.
(3)	Unless otherwise indicated, all options are exercisable immediately upon issuance.
(4)	The options granted to Mr. Bruce vest at the rate of one-third per year on the anniversary of the date of grant.

The following table sets forth information concerning the value realized upon the exercise of options during 2003 and the value of unexercised options held by Crystallex’s executive officers as of December 31, 2003:

[table begins on next page]

Back to Contents

Aggregated option exercises during the year ended December 31, 2003 and financial year-end option values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Year-End (#)		Value of Unexercised in-the-Money Options at Year-End

			Exercisable	Unexercisable	Exercisable	Unexercisable

Robert A. Fung	NIL	NIL	2,422,500	NIL	Cdn$3,931,150	NIL

Marc J. Oppenheimer	NIL	NIL	2,295,000	NIL	Cdn$3,972,100	NIL

Todd Bruce	NIL	NIL	NIL	400,000	NIL	188,000

Kenneth G. Thomas	NIL	NIL	180,000	NIL	Cdn$259,000	NIL

Daniel R. Ross	NIL	NIL	740,000	NIL	Cdn$867,250	NIL

Dr. Sadek El-Alfy	NIL	NIL	285,000	NIL	Cdn$254,250	NIL

Borden D. Rosiak	NIL	NIL	180,000	NIL	Cdn$188,000	NIL

Compensation of Directors

Directors of Crystallex are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments.

Outside directors (in 2003, Messrs. Brown, Longden, Matheson, Near and Zullo) receive an annual fee of $12,000 payable, at the option of Crystallex, in Common Shares. All directors receive an annual grant of 20,000 options to acquire Common Shares. The Chair of a Board committee receives an additional annual grant of 15,000 options to acquire Common Shares. A member of a Board committee (other than the Chair) receives an additional annual grant of 10,000 options to acquire Common Shares. The options are granted immediately after the annual general meeting of shareholders of Crystallex.

In 2003, Crystallex made special payments of $54,000 to Mr. Matheson for the additional work carried out by him with respect to the audit and financial review of Crystallex and $104,400 to Mr. Near for the additional work carried out by him over the past several years in connection with the Las Cristinas project.

Also, in 2003, the Chair of the Audit Committee received a special grant of 15,000 options to acquire Common Shares and the other members of the Audit Committee received a special grant of 10,000 options to acquire Common Shares for the additional work carried out by them with respect to the audit and financial review of Crystallex.

Back to Contents

Crystallex’s directors received the following options during 2002 (in addition to the options listed above for executive officers that are also directors):

Name	Number of Options	Price (Cdn$’s)	Expiry Date

Michael J. H. Brown	80,000	$1.90	June 26, 2013
C. William Longden	30,000	$1.90	June 26, 2013
David I. Matheson	45,000	$1.90	June 26, 2013
Harry J. Near	180,000 50,000	$3.00 $1.90	August 10, 2013 June 26, 2013
Armando F. Zullo	25,000	$1.90	June 26, 2013

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

Approximately 90of Crystallex’s employees at its Tomi mine and Revemin mill are unionized. Crystallex believes that it has good relationships with its employees, including its unionized employees.

E.      Share Ownership

The following table sets forth the number of Crystallex common shares beneficially owned as of May 3, 2004, by each of Crystallex’s directors and executive officers, and information concerning options to purchase common shares each of such persons owns.

[table begins on next page]

Back to Contents

	Shares Beneficially Owned		Options

Name	Amount (1)	Percent of Outstanding Shares (2)	Number	Exercise Price (Cdn$’s)	Expiration Dates

Robert A. Fung	19,500	1.36%	2,422,500	$1.00 – $3.00	11/13/05- 08/10/13
Todd Bruce	16,100	*	400,000	$3.03	10/01/08
Michael Brown	8,546	*	80,000	$1.90	06/26/13
C. William Longden	81,114	*	226,500	$2.20 – $2.25	08/08/10- 06/26/13
David I. Matheson	13,779	*	290,000	$1.75 – $2.25	08/08/10- 06/26/13
Harry J. Near	126,454	*	705,000	$1.00 – $3.00	11/07/07- 08/10/13
Marc J. Oppenheimer	279,910	1.43%	2,295,000	$1.00 – $3.00	11/13/05- 08/10/13
Johan van’t Hof	NIL	NIL	NIL	NIL	NIL
Armando F. Zullo	53,102	*	265,000	$1.41 – $2.27	06/26/07- 06/26/13
Daniel R. Ross	128,391	*	740,000	$1.50 – $3.00	11/07/07- 08/10/13
Dr. Sadek E. El-Alfy	32,000	*	285,000	$2.00 – $3.00	11/13/05- 08/10/13
Borden Rosiak	NIL	*	180,000	$1.90 – $3.00	01/14/08- 08/10/08
Kenneth Thomas	NIL	*	180,000	$1.31 – $3.00	04/30/08- 08/10/08

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

Mr. Fung’s agreement sets out the terms on which Mr. Fung will act as Chair of the Board of Directors. The agreement is effective January 1, 2004. Under the agreement, Mr. Fung is entitled to receive annual compensation of Cdn$180,000 and, unless otherwise determined by the Board, a minimum annual bonus of $100,000. He is also eligible for an additional annual bonus, based on performance, in the discretion of the Board. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Fung ceases to be Chair of the Board, Mr. Fung is entitled to receive a lump sum payment equal to three times his annual compensation including the minimum bonus.

Back to Contents

Mr. Oppenheimer’s agreement sets out the terms on which Mr. Oppenheimer will act as President and Chief Executive Officer of Crystallex. The agreement is effective March 6, 2000. Under the agreement, Mr. Oppenheimer is entitled to receive an annual salary of $390,000 as well as a benefits package. In addition, he is entitled to negotiate an annual bonus incentive plan with Crystallex. Mr. Oppenheimer’s incentive plan provides for the grant to him of such number of options to purchase Common Shares as the Board of Directors deems appropriate. If there is a change of control of Crystallex, Mr. Oppenheimer is entitled to receive a lump sum payment equal to three times his annual salary, bonus and benefits. Mr. Oppenheimer and Crystallex have agreed to terminate Mr. Oppenheimer’s agreement effective April 1, 2004. Mr. Oppenheimer ceased to be Vice Chair of the Board on April 1, 2004 but remains a director of Crystallex.

Mr. Bruce’s agreement sets out the terms on which Mr. Bruce will act as President and Chief Executive Officer of Crystallex. The agreement is effective September 22, 2003. Under the agreement, Mr. Bruce is entitled to receive an annual salary of Cdn$500,000 and participate in Crystallex’s benefit program. He is also eligible for an annual bonus, based on performance, in the discretion of the Board of Directors. At the time of his employment, Mr. Bruce received 400,000 options under Crystallex’s Share Option Incentive Plan. The options vest at the rate of one-third per year on the anniversary of the date of grant. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Bruce ceases to be President and Chief Executive Officer, Mr. Bruce is entitled to receive a lump sum payment equal to three times his annual salary and a continuation of his benefits for a period of three years. Also, all of his unvested options will vest immediately.

Mr. Thomas’ agreement sets out the terms on which Mr. Thomas will act as Chief Operating Officer of Crystallex. The agreement is effective April 1, 2003. Under the agreement, Mr. Thomas is entitled to receive an annual salary of Cdn$300,000 and an annual bonus of Cdn$50,000 and participate in Crystallex’s benefit program. He is also eligible for an additional annual bonus, based on performance, in the discretion of the Board. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Thomas ceases to be Chief Operating Officer, Mr. Thomas is entitled to receive a lump sum payment equal to two times his annual salary and a continuation of his benefits for a period of two years.

Mr. Ross’ agreement sets out the terms on which Mr. Ross will act as Executive Vice-President and Corporate Counsel of Crystallex. The agreement is effective July 1, 2002. Under the agreement, Mr. Ross is entitled to receive an annual salary of Cdn$400,000 and participate in Crystallex’s benefit program. In addition, he is entitled to negotiate an annual bonus. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Ross ceases to be Executive Vice-President and Corporate Counsel, Mr. Ross is entitled to receive his annual salary, bonus and benefits for a period of three years or until the termination date of his agreement (December 31, 2006, subject to renewal), whichever is greater.

Mr. Rosiak’s agreement sets out the terms on which Mr. Rosiak will act as the Chief Financial Officer of Crystallex. The agreement is effective the 3rd day of September, 2002. Under the agreement, Mr. Rosiak is entitled to receive an annual salary of Cdn$265,000 and participate in Crystallex’s benefit program. He is also eligible for an annual bonus, based on performance, in the discretion of the Board. If there is a change of control of Crystallex or Crystallex sells substantially all of its assets and, as a result, Mr. Rosiak ceases to be Chief Financial Officer, Mr. Rosiak is entitled to receive a lump sum payment equal to two times his annual salary and a continuation of his benefits for a period of two years.

Back to Contents

ITEM 7 – Major Shareholders and Related Party Transactions

A.      Major Shareholders

(a)	As far as known by Crystallex, and except as set forth in subparagraph (b) below, Crystallex is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

(b)	The table below sets forth information as of May 3, 2004, with respect to any person who is known to Crystallex to be the owner of more than 5% of Crystallex’s common voting securities outstanding and the total amount of common shares owned to the best knowledge of Crystallex, by the officers and directors of Crystallex as a group.

(c)	None of Crystallex’s shareholders have different voting rights.

Name and Address(1)	No. of Common Shares	Percentage of Outstanding Common Shares(2)

Cede & Co. Box 20 Bowling Green Station New York, New York 10274	101,299,515	56.4%

CDS & Co. 25 The Explanade Box 1038, Station A Toronto, Ontario M5E 1W5	58,067,708	32.3%

(1)	Clearing Agencies. Crystallex has no knowledge of the beneficial owners of these shares and, to the knowledge of the directors and senior officers of Crystallex, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than five percent of the voting rights attached to all shares of Crystallex entitled to be voted at the Meeting.
(2)	Shareholdings are shown as at May 3, 2004.

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

Back to Contents

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

B.      Related Party Transactions

During 2003, Crystallex entered into the following material transactions with related parties:

Legal Fees

•	Gomez Cottin & Tejera-Paris: Gomez Cottin & Tejera-Paris are Crystallex’s Venezuelan legal counsel. For a portion of 2003, Gomez Cottin & Tejera-Paris were considered a related party as Enrique Tejera-Paris, a principal of Gomez Cottin & Tejera-Paris, was a member of the Board of Directors of Crystallex. For the portion of the year that Gomez-Cottin & Tejera was a related party, they were paid $2,779,498 for providing legal advice to Crystallex.

•	McMillan Binch LLP: McMillan Binch LLP provides legal services to Crystallex. David Matheson is counsel to McMillan Binch LLP and is a member of the Board of Directors of Crystallex. During 2003, McMillan Binch LLP was paid $345,973 for providing corporate legal services to Crystallex.

Management and Consulting Fees

•	Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided advisory services to Crystallex during 2003, and of which Mr. Robert Fung is an employee. He is Chairman of the Board of Directors of Crystallex. During 2003, Orion was paid $861,120 for advisory services (the payment was made in shares and warrants of Crystallex).

•	Osprey Capital Partners: During 2003, Crystallex paid $374,400 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung, which advice was unrelated to his role as Chairman of Crystallex.

•	Riccio Consulting: Dr. Luca Riccio is the Vice President, Exploration for Crystallex. He is paid under a consulting arrangement for his services and in 2003 his company, Riccio Consulting, received payments of $153,000.

•	Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and he is a member of the Board of Directors of Crystallex. During 2003, Crystallex paid $115,200 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to Crystallex.

Back to Contents

Directors Remuneration

•	Robert Fung: During 2003 Mr. Fung was paid $404,500, which was a one-time special bonus in recognition of Mr. Fung’s contribution over the years to successfully securing the Las Cristinas properties.

•	Harry Near: Harry Near is a member of the Board of Directors of Crystallex. During 2003 Mr. Near was paid $104,400, which was a one-time special bonus in recognition of Mr. Near’s contribution over the years to successfully securing the Las Cristinas properties.

•	David Matheson: David Matheson is a member of the Board of Directors of Crystallex. During 2003, Mr. Matheson was paid $54,000 for additional time and services as Chairman of the Audit Committee.

During 2002, Crystallex entered into the following transactions with related parties:

(a) Paid mineral property acquisition costs and expenses of $24,607,876 (2001 – $3,017,590; 2000 – $8,514,194) directly, or on behalf of Ventures (Barbados) Ltd, a wholly owned subsidiary, including fees of $8,412,784 in 2002 (2001 – $2,034,034, 2000 – $1,853,891), to the Venezuelan law firm of Gomez Cottin & Tejera Paris to assist Crystallex in acquiring the rights to Las Cristinas. Enrique Tejera-Paris, a Crystallex director through June 2003 (see “Management – Directors and Senior Management”), is the father of one of the members of Gomez Cottin & Tejera Paris. The fees and expenses that Crystallex paid to that law firm included fees and expenses for the legal and professional services of other lawyers and professionals in Venezuela who were retained by Gomez Cottin & Tejera Paris to assist in Crystallex matters.

(b) Paid or accrued consulting and management fees (including directors’ fees) in an aggregate amount of $386,120 (2001 – $429,597, 2000 -$417,192) to Messrs. Armando Zullo ($11,890), Michael Brown ($6,037), Gordon Thompson ($11,890), Harry Near ($17,926), David Matheson ($17,926), and to William Longden ($17,926), each of whom is a Crystallex director, Poseidon Financial Partners, an entity affiliated with Robert Fung (Crystallex’s Chairman), Borden Rosiak, Crystallex’s Chief Financial Officer, and Riccio Geoconsulting, an entity controlled by Luca Riccio (Crystallex’s Vice President of Exploration). See “Management – Compensation.” Included in this amount is a $153,000 consulting fee paid to Riccio Geoconsulting, an $114,642 management fee paid to Poseidon Financial Partners, and an $50,952 management fee paid to Mr. Rosiak. All noted payments were made on normal commercial terms and were no less favorable to Crystallex than Crystallex could have received from unaffiliated third parties.

(c) Paid or accrued legal fees of $15,168 (2001- $278,667, 2000 – $327,053). For the year 2002, the fees relate to the law firm of McMillan Binch LLP. David Matheson, counsel to that law firm, is a Crystallex director. In the years 2001 and 2000, the fees were paid to the law firm of McCarthy Tetrault, of which Daniel Ross, a Crystallex director, was a partner of during 2000 and part of 2001. The amounts charged to Crystallex for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Back to Contents

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8 – Financial Information

A.   Consolidated Statements and Other Financial Information

Financial Information

Crystallex’s consolidated financial statements are stated in US dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

Audited financial statements for the fiscal years ended December 31, 2003, 2002, and 2001 are included herewith, together with the auditor’s reports.

Legal Proceedings

See “Item 4.D. – Risk Factors – Las Cristinas Properties – Court actions by MINCA allege that it has the right to mine the Las Cristinas properties, which actions, if successful, might remove the legal authority under which the CVG granted to Crystallex the administration of the Las Cristinas properties” and “– The Las Cristinas Deposits are located in an area where mining activities may be restricted, thereby impairing the ability of Crystallex to exploit the Las Cristinas Deposits.”

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

Back to Contents

ITEM 9 – The Offer and Listing

A.   Offer and Listing Details

(4)      Crystallex’s common shares trade on The Toronto Stock Exchange and on the American Stock Exchange under stock symbol “KRY”. The tables below are based on information obtained from The Toronto Stock Exchange and from the American Stock Exchange:

	The Toronto Stock Exchange Prices in Canadian Dollars Fiscal Year Ended

	2003	2002	2001	2000	1999

High	4.48	3.85	3.45	4.25	2.50
Low	1.00	1.89	0.99	1.19	0.74

		Fiscal Quarter Ended
		March 31	June 30	Sept. 30	Dec. 31

2004	High	5.00
	Low	3.15
	Close	4.02

2003	High	2.44	2.86	4.48	4.15
	Low	1.25	1.00	2.01	2.90
	Close	1.46	1.88	3.10	3.50

2002	High	3.30	3.79	3.85	3.61
	Low	2.53	2.10	2.02	1.89
	Close	3.15	2.71	3.72	2.33

	Month Ended
	April 2004	March 2004	February 2004	January 2004	December 2003	November 2003

High	4.20	5.00	3.98	3.87	4.00	4.15
Low	3.05	3.75	3.15	3.15	3.05	3.40

Back to Contents

	The American Stock Exchange Prices in U.S. Dollars Fiscal Year Ended
	2003	2002	2001	2000	1999

High	3.25	2.46	2.20	2.81	1-3/4
Low	0.69	1.21	0.68	0.75	1/2

		Fiscal Quarter Ended
		March 31	June 30	Sept. 30	Dec. 31

2004	High	3.75
	Low	2.36
	Close	3.07

2003	High	1.55	2.15	3.25	3.20
	Low	0.85	0.69	1.38	2.17
	Close	1.04	1.39	2.31	2.76

2002	High	2.10	2.46	2.46	2.30
	Low	1.59	1.26	1.28	1.21
	Close	1.99	1.79	2.29	1.46

	Month Ended
	April 2004	March 2004	February 2004	January 2004	December 2003	November 2003

High	3.22	3.75	3.04	3.02	3.05	3.20
Low	2.11	2.78	2.35	2.36	2.34	2.58

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

B.   Plan of Distribution

Not applicable

C.   Markets

Crystallex’s common shares trade on The Toronto Stock Exchange and on the American Stock Exchange.

D.   Selling Shareholders

Not applicable

Back to Contents

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

Back to Contents

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

Although not part of Crystallex’s articles or bylaws, Crystallex has adopted a rights plan that could have an effect or delaying, deferring, or preventing a change in control of Crystallex. See Item 4.D – Information on Crystallex – Property, Plants and Equipment – Las Cristinas 4, 5, 6 and 7.

Back to Contents

C.   Material Contracts (since April 30, 2002)

1.   Mine Operation Agreement dated September 17, 2002, between Crystallex and the Corporacion Venezolana de Guayana for the development of the gold deposits of Las Cristinas 4, 5, 6 and 7. See Item 4D, Property. Plants and Equipment: Las Cristinas 4, 5, 6 and 7.

2.   In late June, 2003, Crystallex, through its controlled subsidiaries, El Callao Mining Corporation and ECM (Venco) Ltd., agreed to pay an amount of $514,755 to Corporacion Vengroup, S.A., Crystallex’s partner in the development of the El Callao properties in Venezuela. See Item 4D, Property. Plants and Equipment: El Callao Properties – The Lo Increible Deposits. The payment is in settlement of distributions claimed by Vengroup under the shareholder agreement governing the relationship of the parties, as amended, as a result of operations at the El Callao properties during the period from March 1, 2001 to March 31, 2003. Payment has been made in Crystallex common shares.

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

(a)   Dividends on Crystallex’s Common Shares

Subject to the provisions of the Convention, Canadian withholding tax at a rate of 25 % will be payable on dividends paid or credited by Crystallex to a Holder of Crystallex’s common shares. Under the Convention, the withholding tax rate is generally reduced to 15 % or, if the Holder is a corporation that owns at least 10 % of Crystallex’s voting stock, to 5%. Crystallex or its paying agent assumes the responsibility for the withholding tax on such dividends.

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

I.   Subsidiary Information

Not applicable

Back to Contents

ITEM 11 – Quantitative and Qualitative Disclosures About Market Risks

Crystallex’s principal operations are resident in Venezuela. However, aside from local trade/supplier debt, all transactions from these operations are denominated in U.S. dollars. Gold sale proceeds, as well as related forward production contracts and written call options, are all received or denominated in U.S. dollars. To finance the acquisition of its operations, Crystallex has incurred debt through bank instruments and convertible notes, both of which are denominated in U.S. dollars.

Crystallex’s variable rate debt consists solely of its long term bank financing utilized to fund the acquisition of mineral properties. This bank debt bears interest at LIBOR plus an applicable margin. Considering the amount of debt outstanding as at December 31, 2003 ($7.5 million), a rapid or large increase in the base rate, LIBOR, would not have a material impact on Crystallex’s earnings statement.

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

Crystallex made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately U.S.$74 per ounce or $1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year-end, Crystallex’s contracted ounces represented just 3% of our reserves.

As tabled below, at December 31, 2003, Crystallex’s derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of U.S.$305 per ounce, and 224,169 ounces of call options sold at an average price of U.S.$303 per ounce.

	2004	2005	2006	Total

Fixed Forward Gold Sales (ounces)	43,430	42,430	39,996	125,856
Average Price (US$/ounce)	$300	$305	$310	$305
Written Gold Call Options (ounces)	127,237	94,932	2,000	224,169
Average Exercise Price (US$/ounce)	$298	$309	$348	$303
Total (ounces)	170,667	137,362	41,996	350,025
Average Price (US$/ounce)	$299	$308	$312	$304

Back to Contents

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

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact Crystallex’s cash flow. Should Crystallex be unable to satisfy its commitments from gold production, it would be required to financially settle the underlying positions which will impact future cashflows, thereby reducing its cash position. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $13.8 million. In addition, realized losses of $1.6 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At December 31, 2003, the unrealized mark-to-market value of Crystallex’s gold forward sales and call options, calculated at a year end spot price of $415 per ounce was negative $40.7 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year-end and does not represent an obligation for payment. Crystallex’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

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

Back to Contents

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

In the event that there is no production from the La Victoria and Albino mines, we estimate that the total ounces that we expect to produce in 2004 – 2006 would be reduced by approximately 81,000 ounces, thereby adding approximately $8.1 million to the cash required to settle our positions.

ITEM 12 – Description of Securities Other Than Equity Securities

Not Applicable

PART II

ITEM 13 – Defaults, Dividend Arrearages and Delinquencies

None

Back to Contents

ITEM 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

A.   Not Applicable

B.   Crystallex Rights Plan

In 1997, Crystallex’s Board of Directors adopted, and the shareholders approved, a rights plan (“Rights Plan”), in part to prevent third parties from exploiting the situation created by Crystallex’s original acquisition of the Cristinas 4 and 6 Concessions in Venezuela. The purpose of the Rights Plan is to give adequate time for shareholders of Crystallex to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors time to consider alternatives to allow shareholders to receive fulland fair value for their Common Shares and to discourage unfriendly takeover attempts.

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

i)	Audit Committee – Composed of three Directors
ii)	Nominating and Compensation Committee – Composed of two Directors
iii)	Corporate Governance Committee – Composed of three Directors
iv)	Finance and Risk Management Committee – Composed of six Directors
v)	Environment, Health and Safety Committee – Composed of five Directors

Back to Contents

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

ITEM 16B – Code of Ethics

Crystallex has adopted a Code of Business Conduct and Ethics, a copy of which is included as Exhibit 11.1 to this Form 20-F Annual Report.

ITEM 16C – Principal Accountant Fees and Services

Set out below are Crystallex’s accountants’ fees and services incurred for the years 2003 and 2002:

Type	2003	2002

Audit Fee	$740,023	$322,800
Audit-Related Fee (1)	$119,699	153,577
Tax Fee (2)	NIL	14,077
All Other Fees (3)	$24,973	11,582

Totals	$884,695	$502,036

(1)	Consisting of a review of third quarter 2003 financial statements as well as an analysis of the first and second quarter 2003 statements presented to Crystallex’s audit committee and assisting Crystallex on its responses to various securities regulatory agencies filings.
(2)	Consisting of preparing certain of Crystallex’s Canadian and foreign tax returns.
(3)	Consisting of reviewing Crystallex’s short form prospectus filing in Canada and pro-forma financial statements in connection with its financing activities and reviewing Crystallex’s accounting treatment for its acquisition of El Callao Mining Corp and Bolivar Goldfields.

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

ITEM 19 – Exhibits

Exhibit No.		Exhibit

11.1	(1)	Code of Business Conduct and Ethics

12.1		Certification of Todd Bruce pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

12.2		Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.3	(1)	Corporate Governance Statement

12.4	(1)	Employment agreement as of January 1, 2004, between Crystallex and Robert A. Fung.

12.5	(1)	Employment agreement as of September 22, 2003, between Crystallex and Todd Bruce.

12.6	(1)	Employment agreement as of July 1, 2002, between Crystallex and Daniel R. Ross.

12.7	(1)	Employment agreement as of September 3, 2002, between Crystallex and Borden Rosiak.

Back to Contents

12.8	(1)	EPCM contract dated March 23, 2004, between Crystallex and SNCL for SNCL to provide services for the design, construction and commissioning of 20,000 tonnes per day facility at Las Cristinas, without appendices.

12.9	(1)	Letter agreement dated April 5, 2004, between Crystallex and BNP Paribas (“BNPP”), appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

12.10	(1)	Agreement dated as of April 24, 2004, between Crystallex and Biomin Technologies S. A., whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex’s La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin’s proprietary BIOX® process, without schedules 3-6.

13.1		Certification of Todd Bruce pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of Borden D. Rosiak pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as identically numbered exhibits in Form 20-F, filed on May 19, 2004.

Back to Contents

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION

December 31, 2003, 2002 and 2001

(Expressed in U.S.dollars)

Back to Contents

Report of Independent Registered Chartered Accountants

To the Board of Directors and the Shareholders of
Crystallex International Corporation

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its functional and reporting currency from the Canadian dollar to the United States dollar. Accordingly, the accompanying consolidated financial statements are presented in US dollars. On April 14, 2004, we also reported separately to the shareholders of the Company on our audits, conducted in accordance with Canadian generally accepted auditing standards and auditing standards of the Public Company Accounting Oversight Board (United States), where we expressed an opinion without reservation on the Company’s consolidated financial statements as at December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, presented in Canadian dollars.

“Deloitte & Touche LLP”
Chartered Accountants
Toronto, Ontario
April 14, 2004, except as to Note 2 which is as of December 7, 2004.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Table of Contents December 31, 2003, 2002 and 2001

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Balance Sheets As at December 31 (Expressed in United States dollars – See Note 2)

	2003	2002

		(Restated – Note 3)
ASSETS

CURRENT
Cash and cash equivalents	$26,203,536	$3,606,213
Accounts receivable – trade	860,901	1,476,666
Accounts receivable – other (Note 14)	2,000,000	—
Production inventories (Note 4)	1,751,703	5,409,789
Prepaid expenses and other	1,032,545	471,495
Due from related parties (Note 10)	—	55,817

	31,848,685	11,019,980
INVESTMENT (Note 5)	—	461,738
PROPERTY, PLANT AND EQUIPMENT (Note 6)	102,274,263	97,689,755
DEFERRED CHARGE (Note 15)	—	4,916,386
DEFERRED FINANCING FEES (Note 7)	150,580	1,369,312

TOTAL ASSETS	$134,273,528	$115,457,171

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$6,968,598	$11,006,902
Due to related parties	—	155,695
Current portion of deferred credit (Note 15)	20,210,104	7,218,193
Current portion of long-term debt (Note 8)	1,030,000	4,969,997

	28,208,702	23,350,787
RECLAMATION PROVISION	—	663,948
LONG-TERM DEBT (Note 8)	6,458,000	16,591,194
DEFERRED CREDIT (Note 15)	20,498,008	22,159,562

	55,164,710	62,765,491

MINORITY INTEREST	111,053	90,861

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)	171,994,591	127,012,205
SPECIAL WARRANTS (Note 9)	11,886,581	2,915,183
EQUITY COMPONENT OF CONVERTIBLE
NOTES (Note 8)	—	2,482,126
CONTRIBUTED SURPLUS (Note 9)	25,808,171	3,657,902
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	(2,894,717)
DEFICIT	(142,650,559)	(80,571,880)

	78,997,765	52,600,819

	$134,273,528	$115,457,171

(Signed) “Todd Bruce”, Director	(Signed) “Johan van’t Hof”, Director

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statements of Operations Years ended December 31 (Expressed in United States dollars – See Note 2)

	2003	2002	2001

		(Restated – Note 3)

MINING REVENUE	$11,329,407	$8,523,404	$10,403,806

OPERATING EXPENSES
Operations	11,783,185	9,722,636	7,602,900
Amortization	1,019,566	698,767	845,439
Depletion	2,034,962	1,365,097	1,439,458

	14,837,713	11,786,500	9,887,797

OPERATING (LOSS) INCOME	(3,508,306)	(3,263,096)	516,009

OTHER EXPENSES
Amortization	276,722	210,744	306,495
Interest on long-term debt	906,490	1,375,010	640,010
General and administrative	16,375,534	5,750,966	3,098,776

	17,558,746	7,336,720	4,045,281

NON-HEDGE DERIVATIVE
LOSS (Note 15)	(16,475,340)	(22,278,461)	(202,034)

LOSS BEFORE OTHER ITEMS	(37,542,392)	(32,878,277)	(3,731,306)

OTHER ITEMS
Interest and other income	195,992	49,606	69,761
Foreign exchange (loss) gain	(3,528,401)	587,570	(1,266,072)
Loss on sale and write-down of
marketable securities	(136,276)	(134,766)	(1,302,170)
Write-down of mineral properties (Note 6)	(17,506,337)	(1,366,194)	(16,251,154)
Minority interest	—	—	110,370

	(20,975,022)	(863,784)	(18,639,265)

LOSS FROM CONTINUING OPERATIONS	(58,517,414)	(33,742,061)	(22,370,571)
LOSS FROM DISCONTINUED
OPERATIONS (Note 14)	(2,969,088)	(2,392,218)	(5,288,516)

NET LOSS FOR THE YEAR	$(61,486,502)	$(36,134,279)	$(27,659,087)

BASIC NET LOSS PER SHARE
Continuing operations	$(0.49)	$(0.40)	$(0.32)
Discontinued operations	(0.03)	(0.03)	(0.08)

	$(0.52)	$(0.43)	$(0.40)

BASIC WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	118,309,198	84,441,287	69,117,738

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statements of Cash Flows Years ended December 31 (Expressed in United States dollars – See Note 2)

	2003	2002	2001

		(Restated – Note 3)
CASH FLOWS FROM CONTINUING
OPERATING ACTIVITIES
Loss for the year – continuing operations	$(58,517,414)	$(33,742,061)	$(22,370,571)
Adjustments to reconcile loss to net cash
used in operating activities:
Amortization and depletion	3,331,250	2,274,608	2,591,392
Unrealized foreign exchange loss	493,576	2,711,868	1,545,078
Gain on loan conversion	—	—	(647,993)
Interest on long-term debt	—	209	225,999
Management and consulting fees	1,435,175	71,011	125,930
Minority interest	—	—	(110,370)
Unrealized non-hedge derivative loss	13,808,154	21,879,691	2,677,540
Loss on sale and write-down of marketable securities	136,276	134,766	1,302,170
Write-down of mineral properties	17,506,337	1,366,194	16,251,154
Changes in other operating assets and liabilities
(net of effects from purchase of subsidiaries):
(Increase) decrease in accounts receivable	(1,993,392)	222,966	(545,575)
Increase in production inventories	(1,160,650)	(385,564)	(979,139)
(Increase) decrease in prepaid expenses and other	(745,147)	618,546	533,731
Decrease (increase) in due from related parties	68,221	(72,969)	16,880
(Decrease) increase in accounts payable and
accrued liabilities	(710,761)	1,100,525	201,805
(Decrease) increase in due to related parties	(190,297)	156,683	91,248
Increase in deferred credit	—	727,287	1,855,754

	(26,538,672)	(2,936,240)	2,765,033

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of subsidiaries (net of cash acquired)	—	—	(3,477,345)
Purchase of property, plant and equipment	(9,032,425)	(27,031,579)	(6,260,371)
Sale (purchase) of marketable securities	365,912	(40,960)	(5,200)

	(8,666,513)	(27,072,539)	(9,742,916)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	7,059,199	4,636,185	6,176,499
Special warrants and warrants	44,765,443	2,915,183	—
Debt borrowings	3,136,089	19,224,334	7,288,409
Debt repayments	(1,584,934)	(488,196)	—
Deferred financing fees	—	(1,269,412)	(811,311)

	53,375,797	25,018,094	12,653,597

CASH FLOWS FROM CONTINUING OPERATIONS	18,170,612	(4,990,685)	5,675,714
CASH FLOWS FROM DISCONTINUED OPERATIONS	831,476	(829,487)	392,321
EFFECT OF FOREIGN EXCHANGE RATE
CHANGES ON CASH AND CASH EQUIVALENTS	3,595,235	378,452	34,565

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	22,597,323	(5,441,720)	6,102,600
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,606,213	9,047,933	2,945,333

CASH AND CASH EQUIVALENTS, END OF YEAR	$26,203,536	$3,606,213	$9,047,933

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statements of Shareholders’ Equity Years ended December 31 (Expressed in United States dollars – See Note 2)

									Equity
	Number of		Number of					Cumulative	Component
	Common		Special		Number of	Contributed		Translation	of Convertible
	Shares	Amount	Warrants	Amount	Warrants	Surplus	Deficit	Adjustment	Notes	Total

Balance at December 31, 2000 (Restated – Note 3)	59,154,221	$86,802,982	1,025,000	$943,710	8,994,000	$429,424	$(16,778,514)	$(696,624)	$—	$70,700,978
Shares issued:
On exercise of options	340,000	299,045	—	—	—	—	—	—	—	299,045
On conversion of warrants	1,460,443	1,501,423	—	—	(1,460,443)	—	—	—	—	1,501,423
For directors’ fees	65,466	67,958	—	—	—	—	—	—	—	67,958
For legal fees	1,200,000	1,513,170	—	—	—	—	—	—	—	1,513,170
For El Callao	3,987,535	3,347,838	—	—	—	—	—	—	—	3,347,838
For Las Cristinas	1,035,689	1,644,745	—	—	—	—	—	—	—	1,644,745
On conversion of notes	3,199,055	2,463,798	—	—	—	—	—	—	—	2,463,798
On settlement of bank loan	4,701,615	8,496,272	—	—	—	—	—	—	—	8,496,272
For broker fees	67,059	57,973	—	—	—	—	—	—	—	57,973
Warrants issued with convertible notes	—	—	—	—	2,666,938	52,986	—	—	—	52,986
Conversion of special warrants	1,025,000	943,710	(1,025,000)	(943,710)	—	—	—	—	—	—
Shares and warrants issued for private placement	3,111,111	1,992,086	—	—	3,111,111	2,330,959	—	—	—	4,323,045
Warrants expired during the year	—	—	—	—	(2,333,334)	—	—	—	—	—
Equity component of convertible notes	—	—	—	—	—	—	—	—	1,012,246	1,012,246
Change in CTA Balance								(2,984,753)		(2,984,753)
Net loss for the year	—	—	—	—	—	—	(27,659,087)	—	—	(27,659,087)

Balance at December 31, 2001 (Restated – Note 3)	79,347,194	109,131,000	—	—	10,978,272	2,813,369	(44,437,601)	(3,681,377)	1,012,246	64,837,637
Shares issued:
On exercise of options	1,104,500	1,034,016	—	—	—	—	—	—	—	1,034,016
On conversion of warrants	2,495,125	3,991,676	—	—	(2,495,125)	(389,507)	—	—	—	3,602,169
For directors’ fees	42,612	71,011	—	—	—	—	—	—	—	71,011
For mineral property	282,554	554,402	—	—	—	—	—	—	—	554,402
On settlement of bank loan	677,711	1,097,350	—	—	—	—	—	—	—	1,097,350
For finders fee	35,430	50,339	—	—	—	—	—	—	—	50,339
On conversion of notes	7,737,152	11,082,411	—	—	—	—	—	—	(1,012,246)	10,070,165
Special warrants issued for cash	—	—	2,252,500	2,915,183	—	—	—	—	—	2,915,183
Warrants issued with convertible notes	—	—	—	—	3,195,023	1,234,040	—	—	—	1,234,040
Equity component of convertible notes	—	—	—	—	—	—	—	—	2,482,126	2,482,126
Change in CTA Balance								786,660		786,660
Net loss for the year	—	—	—	—	—	—	(36,134,279)	—	—	(36,134,279)

Balance at December 31, 2002 (Restated – Note 3)	91,722,278	127,012,205	2,252,500	2,915,183	11,678,170	3,657,902	(80,571,880)	(2,894,717)	2,482,126	52,600,819
Shares issued:
On exercise of options	270,000	332,500	—	—	—	—	—	—	—	332,500
On conversion of warrants	4,803,457	8,185,623	—	—	(4,803,457)	(1,458,924)	—	—	—	6,726,699
For directors’ fees	40,080	57,000	—	—	—	—	—	—	—	57,000
In settlement of mineral property dispute	229,283	542,766	—	—	—	—	—	—	—	542,766
For settlement of bank loan and bank fees	2,348,184	2,114,811	—	—	—	—	—	—	—	2,114,811
For financial advisory fees	350,000	650,590	—	—	—	—	—	—	—	650,590
For finders fee	61,695	109,705	—	—	—	—	—	—	—	109,705
For legal fees	1,281,124	2,179,579	—	—	—	—	—	—	—	2,179,579
On conversion of notes	17,036,967	16,444,612	—	—	—	—	—	—	(2,482,126)	13,962,486
Conversion of special warrants	17,260,455	14,365,200	(17,260,455)	(14,365,200)	—	—	—	—	—	—
Special warrants and warrants issued for cash	—	—	27,807,955	23,336,598	13,903,977	21,428,845	—	—	—	44,765,443
Warrants issued for consulting fee	—	—	—	—	900,000	1,027,490	—	—	—	1,027,490
Warrants issued with convertible notes	—	—	—	—	150,000	197,420	—	—	—	197,420
Warrants issued with promissory notes	—	—	—	—	450,000	171,157	—	—	—	171,157
Warrants expired during the year	—	—	—	—	(2,235,918)	—	—	—	—	—
Options issued to non-employees	—	—	—	—	—	192,104	—	—	—	192,104
Warrants extended during the year	—	—	—	—	—	592,177	(592,177)	—	—	—
Change in CTA Balance								14,853,698		14,853,698
Net loss for the year	—	—	—	—	—	—	(61,486,502)	—	—	(61,486,502)

Balance at December 31, 2003	135,403,523	$171,994,591	12,800,000	$11,886,581	20,042,772	$25,808,171	$(142,650,559)	$11,958,981	$—	$78,997,765

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

1.	NATURE OF OPERATIONS

Crystallex International Corporation (“Crystallex” or “the Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted in Venezuela.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation of consolidated financial statements

The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada.

On January 1, 2004, the Company changed its functional and reporting currency to the United States dollar reflecting an increase in the overall proportion of the Company’s business activities transacted in the United States dollar. The Company had previously reported its consolidated balance sheets as at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 in Canadian dollars. These consolidated financial statements have been recast as a result of regulatory filing requirements.

These consolidated financial statements have been translated to the United States dollar in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or There Is a Change in the Reporting Currency” which is consistent with FAS52, the United States generally accepted accounting principles guidance. This guidance requires that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the average rates in effect for the period, and assets and liabilities are translated using the exchange rate at the end of the year. All resulting exchange differences are reported as a separate component of shareholders’ equity titled cumulative translation adjustment.

The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All inter-company balances and transactions have been eliminated.

Translation of foreign currency subsidiaries and foreign currency balances

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are first translated from the local currency into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the year end exchange rates, and, non-monetary assets and liabilities are translated into Canadian dollars using historical rates of exchange. Revenues and expenses are translated into Canadian dollars at average rates for the year. Exchange gains and losses on translation are included in income.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation of foreign currency subsidiaries and foreign currency balances (continued)

The financial statements are then translated from the functional currency, the Canadian dollar, to the reporting currency, United States dollar, using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the average rates in effect for the period, and assets and liabilities are translated using the exchange rate at the end of the year. All resulting exchange differences are reported as a separate component of shareholders’ equity titled cumulative translation adjustment.

Transactions denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at transaction dates.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

The restatements had the following effect on previously reported deficits:

	2002	2001	2000	1999

Deficit, end of year,
as originally reported	$(68,507,765)	$(13,839,078)	$(13,875,719)	$(16,101,226)
Restatements
Included in the consolidated financial
statements previously issued in May 2003:
Write down of plant and equipment (a)		(10,841,932)	(5,094,653)	(2,740,133)
Write down of mineral properties(b)		(12,834,956)	—	—
Misstatement of expenses (c)		(77,063)	(206,805)	(122,383)
Foreign exchange conversion
gain (loss ) (d)		(1,806,302)	26,654
Gold loan conversion (e)		(994,087)	—	—
Minority interest (f)		(458,018)	—	—
Write down of investment (g)		(1,302,170)	—	—
Reversal of capitalized costs (h)		(772,346)	—	—
Other		(127,825)	(80,523)	7,751
Further restatements:
Commodity derivative contracts (j)	(12,064,115)	(1,383,824)	2,452,532	(885,725)

Deficit, end of year, as restated	$(80,571,880)	$(44,437,601)	$(16,778,514)	$(19,841,716)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

The restatements had the following effect on assets and liabilities as previously reported as at December 31, 2002 and 2001:

	Current	Other	Current	Other
	Assets	Assets	Liabilities	Liabilities
Balance at December 31, 2002,
as previously reported	$11,019,980	$99,520,805	$19,292,565	$26,734,412
Restatements:
Commodity derivative contracts (j)	—	4,916,386	4,058,222	12,771,153

Balance at December 31, 2002,
as restated	$11,019,980	$104,437,191	$23,350,787	$39,505,565

Balance as at December 31, 2001,
as originally reported	$17,492,880	$107,047,319	$12,511,925	$21,649,278

Restatements
Included in the consolidated financial
statements previously issued
in May 2003
Reduction to plant and
equipment (a)	—	(10,841,932)	—	—
Reduction to mineral
properties (b)	—	(12,834,956)	—	—
Misstatement of expenses (c)	—	—	77,063	—
Foreign exchange conversion
gain (loss) (d)	(98,311)	1,257,664	—	(72,769)
Gold loan conversion (e)	—	—	—	994,087
Minority interest (f)	—	(5,403,596)	—	(4,945,578)
Write down of investment (g)	—	(1,302,170)	—	—
Reversal of capitalized costs (h)	—	(772,346)	—	—
Equity component of convertible
notes (i)	—	—	—	(875,657)
Other	—	—	—	132,841
Further restatements:
Commodity derivative
contracts (j)	2,752,378	6,605,271	1,723,723	9,017,750

	20,146,947	83,755,254	14,312,711	25,899,952
Effect of rate changes at
December 31, 2001	(90,238)	1,035,207	(58,606)	(144,524)

Balance as at December 31, 2001,
as restated	$20,056,709	$84,790,461	$14,254,105	$25,755,428

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

The restatements had the following effect on net (loss) income and (loss) income per share, as previously reported, for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

Net income (loss), as originally reported	$(25,453,989)	$44,455	$2,225,288
Restatements
Included in the consolidated financial statements
previously issued in May 2003:
Write down of plant and equipment (a)		(5,747,279)	(2,354,520)
Write down of mineral properties (b)		(12,834,956)	—
Misstatement of expenses (c)		129,742	(84,422)
Foreign exchange conversion
gain(loss) (d)		(1,832,956)	26,654
Gold loan conversion (e)		(994,087)	—
Minority interest (f)		(458,018)	—
Write down of investment (g)		(1,302,170)	—
Reversal of capitalized costs (h)		(772,346)	—
Other		(55,115)	(88,055)
Further restatements:
Commodity derivative contracts (j)	(10,680,290)	(3,836,357)	3,338,257

Net (loss) income, as restated	$(36,134,279)	$(27,659,087)	$3,063,202

Net income per share, basic
as originally reported	$(0.30)	$0.00	$0.04
Per share effect of above noted
restatements on net income (loss)	(0.13)	(0.40)	0.02

Net (loss) income per share, basic
as restated	$(0.43)	$(0.40)	$0.06

Effect of further restatement on previously issued 2002 figures:

As a result of accounting for the written call option contracts that were outstanding at the end of 1999, 2000, and 2001, the non-hedge derivative loss previously reported for 2002 was restated to reflect the cumulative mark to market adjustment. Furthermore, as a result of the change in accounting for fixed forward contracts, for the year ended December 31, 2002 the Company recorded an additional adjustment to both mining revenue and net income to reflect the settlement gains and losses and the required mark to market adjustment for the estimated fair values. In summary, the impact of the adjustments to the accounting for commodity derivative contracts on the previously reported 2002 audited consolidated financial statements that have an auditors’ report dated May 13, 2003 is as follows:

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.        RESTATEMENTS (continued)

Deficit, as at December 31, 2002, as previously reported	$68,507,765
Effect of restatement on loss for the year	10,680,290
Effect of restatement on prior year losses	1,383,825

Deficit, as at December 31, 2002, as restated	$80,571,880

Balance sheet adjustments

	Current	Other	Current	Other
	Assets	Assets	Liabilities	Liabilities

Balance at December 31, 2002,
as previously reported	$11,019,980	$99,520,805	$19,292,565	$26,734,412
Restatements	—	4,916,386	4,058,222	12,771,153

Balance at December 31, 2002,
as restated	$11,019,980	$104,437,191	$23,350,787	$39,505,565

Loss for the year and loss per share

Net loss for 2002, as previously reported	$(25,453,989)
Restatement of non-hedge derivative loss	(11,346,000)
Restatement of mining revenue	665,710

Net loss for 2002, as restated	$(36,134,279)

Net loss per share, as previously reported	$(0.30)
Per share effect of restatements	(0.13)

Net loss per share, as restated	$(0.43)

(a)	Write down of plant and equipment

The Company’s Uruguay mill assets had previously been amortized over a 20-year period and its mine equipment had been amortized over a 10-year period. These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years. Accordingly, amortization expense of these assets has been increased by $2,331,081 and $2,354,520 for the years ended December 31, 2001 and 2000, respectively, and by $2,740,133 for fiscal years 1999 and 1998 through a cumulative adjustment of the deficit as at December 31, 1999.

Management further concluded that the carrying values of its Venezuelan Albino project plant and equipment assets were overstated based upon a recoverability analysis, using assumptions and information existing at December 31, 2001, including information that certain tools, equipment and supplies would have to be purchased because of vandalism and theft. Accordingly, management has retroactively written down these assets by $3,416,198 to record the impairment in 2001.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

(b)	Write down of mineral properties

As a result of detailed formal life of mine analyses for each of the Company’s mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company’s Venezuelan Albino and Tomi Properties, determined using assumptions and information existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. Accordingly, management retroactively reduced the December 31, 2001 carrying values of the two mineral properties by $8,669,662 and $4,165,294, respectively, with a corresponding charge to operations in 2001 to reflect the year in which impairment should have been recognized.

(c)	Misstatement of expenses

Management determined that certain expenditures incurred by the Company had not been reflected within the financial statements in the year in which the underlying transaction occurred. Accordingly, general and administrative expenses have been reduced by $129,742 and increased by $84,422 for the years ended December 31, 2001 and 2000, respectively and increased by $122,383 for the fiscal years 1999 and prior through adjustment of the deficit as at December 31, 1999.

(d)	Foreign exchange conversion gain (loss)

Upon review of the Company’s foreign subsidiaries management confirmed that each of the Company’s majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period. Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method. In the prior years the Company had accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self-sustaining operations. Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce and eliminate the previously recorded Cumulative Translation Account by $3,039,351 and $229,652 as at December 31, 2001 and 2000, respectively. This restatement reduced net income by $1,832,956 in fiscal 2001 and increased net income by $26,654 in fiscal 2000.

(e)	Gold loan conversion

During fiscal 2001, the Company converted its gold loan into a cash loan. Upon settlement, management recorded a gain in excess of the amount that should have been recorded. Accordingly, at December 31, 2001, management increased the long-term debt payable and reduced the conversion gain previously recorded by $994,087, respectively.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

(f)	Minority interest

During fiscal 2001, upon the acquisition of the 79.4% interest in El Callao (see Note 6), the Company recorded the acquisition using the purchase accounting method. Upon review, management has revised its purchase equation, which resulted in a reduction in the fair value assigned to both the plant and equipment acquired and the minority interest share therein by $5,680,346, respectively.

As a result of the inappropriate value being assigned to plant and equipment, the depletion expense charged to the statement of operations was overstated. Accordingly, depletion expense has been reduced by $276,750 for the year ended December 31, 2001.

Furthermore, as the original purchase equation assigned an overstated net asset value to the minority shareholders’ interest, the Company subsequently overstated the amount of the minority shareholders’ share of the post acquisition net loss incurred by El Callao in 2001. Accordingly, at December 31, 2001 an adjustment of $734,768 was recorded to correct the minority interest’s share of the loss.

(g)	Write down of investment

During 2001 management determined that the decline in the market value of the shares in a long-term investment to be other than temporary. Although the market value declined below the carrying value of the investment, management did not reflect this other than temporary impairment in its previously issued 2001 consolidated financial statements. Accordingly, management retroactively recorded an impairment loss of $1,302,170 in 2001.

(h)	Reversal of capitalized costs

During fiscal 2001 the Company capitalized amounts to mineral properties that should have been charged to the statement of operations. Accordingly, as at December 31, 2001 mineral properties has been reduced by $772,346 while general and administrative expenses for the fiscal 2001 year have been increased by an equal amount.

(i)	Equity component of convertible notes

Upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. As at December 31, 2001, the equity component of the convertible notes has been increased by $875,657, and long-term debt has been decreased by an equal amount, as a result of a recalculation of these components.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

As a result, net income for the year ended December 31, 2001 has been reduced by $3,836,357 and net income for the year ended December 31, 2000 has been increased by $3,338,257, relating to the adjustment for written call option premiums and the impact on previously reported mark to market adjustments. Furthermore, mining revenue for the years ended December 31, 2001 and 2000 have been adjusted to reflect the reclassification of settlement gains and losses on fixed forward contracts as non-hedge derivative (loss) gain. These adjustments also result in an increase in the current and long-term deferred credit and the recording of a current and long-term deferred charge as at December 31, 2001 of $1,723,723, $9,017,750, $2,752,378 and $6,605,271, respectively.

4.	PRODUCTION INVENTORIES
	2003	2002

Gold in doré	$656,028	$550,915
Gold in process	161,241	420,304
Stockpiled ore	178,743	89,341
Consumables and spare parts	755,691	4,349,229

	$1,751,703	$5,409,789

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

5.	INVESTMENT

The Company acquired the common shares of a publicly listed company in prior years, with the intention of holding these shares as a long-term investment. These shares were disposed of during 2003. The quoted market value of the long-term investment at December 31, 2002 was $516,610.

6.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31, are as follows:

		2003

		Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Write-down	Depletion	Value

Plant and equipment	$16,283,213	$4,368,408	$11,914,805
Mineral properties	90,607,329	4,191,851	86,415,478
Deferred exploration and
development expenditures	4,627,538	683,558	3,943,980

	$111,518,080	$9,243,817	$102,274,263

	2002

		Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Write-down	Depletion	Value

Plant and equipment	$38,261,488	$23,267,253	$14,994,235
Mineral properties	80,363,940	3,217,821	77,146,119
Deferred exploration and
development expenditures	6,477,974	928,573	5,549,401

	$125,103,402	$27,413,647	$97,689,755

Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:
	2003	2002

Albino 1 Concession	$5,678,439	$4,645,929
Bolivar Goldfields Properties	12,148,626	9,939,642
Cristinas Concessions	72,780,264	51,283,793
El Callao Properties	—	12,331,541
Santa Elena, San Miguel and Carabobo Concessions	—	2,163,035

	90,607,329	80,363,940
Less: Accumulated depletion	(4,191,851)	(3,217,821)

	$86,415,478	$77,146,119

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

6.      PROPERTY, PLANT AND EQUIPMENT (continued)

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

Annually, the Company reviews the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. The results of this review revealed that the carrying values for the El Callao Properties and the Santa Elena, San Miguel and Carabobo Concessions were in excess of their estimated future undiscounted net cash flows. As a result, the Company recorded a write-down to the El Callao mineral properties and deferred exploration and development expenditures of $14,325,165, and to the Santa Elena, San Miguel and Carabobo mineral properties and deferred exploration and development expenditures of $3,181,172. In total, write-downs amounting to $17,506,337 (2002 – $1,366,194; 2001 – $16,251,154) were included within the Statement of Operations.

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

On September 17, 2002, the Company entered into a non-assignable mining agreement (the “Agreement”) with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. The Agreement provides to the Company the full right to develop and exploit the Las Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions (Note 15).

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

6.      PROPERTY, PLANT AND EQUIPMENT (continued)

Cristinas Concessions (continued)

The aggregate cost incurred by the Company to December 31, 2003 to obtain the right to exploit the area is $72,780,264, represented by $55,856,118 of payments in cash and $16,924,146 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders’ fees of $36,170,393 ($24,978,317 cash; and $11,192,076 through shares) and professional fees and related expenses of $36,609,871 ($30,877,801 cash; and $5,732,070 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (law firms, partners of whom are directors of the Company – Note 10) of $3,014,401 during the year ended December 31, 2003 (2002 – $8,322,084; 2001 – $1,964,877) and travel and administrative costs of $323,934 during the year ended December 31, 2003 (2002 – $259,247; 2001 – $204,525).

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

Central Property

Subsequent to the acquisition of ECM by the Company, ECM, through its wholly owned subsidiary, ECM Venco Ltd., and Corporacion Vengroup S.A. (“Vengroup”), the owner of the remaining 49% interest in the El Callao properties, agreed to waive certain obligations with respect to the development of the La Victoria concession in the Central Property, including the requirement of a first feasibility study in order to allow the Company to commence production. As consideration, the Company paid the last two payments related to the La Victoria concessions ($2,150,000) under the terms of the original purchase agreement for the El Callao properties.

ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to a 3% net smelter return royalty.

Surrounding Ground

The mining rights to the Surrounding Ground, held by a 70% owned indirect subsidiary of ECM, required ECM to make an initial payment of $500,000 ($250,000 of which has been paid to date) and to fund minimum exploration expenditures of $3,000,000 over five years from the time certain environmental permits are granted.

As at December 31, 2003, ECM has expended $1,182,626 (December 31, 2002 – $1,026,522) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

6.      PROPERTY, PLANT AND EQUIPMENT (continued)

Santa Elena, San Miguel and Carabobo Concessions

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

Deferred financing fees of $150,580, net of accumulated amortization of $154,089 (December 31, 2002 – $1,369,312, net of accumulated amortization of $197,937) relate to costs incurred in the issuance of convertible notes and for a non-recourse credit facility.

During the year ended December 31, 2003, the remaining unamortized deferred financing fees of $1,424,439 that related to convertible notes that were converted during the year, were treated as a reduction of the associated share capital value assigned to the common shares issued on conversion of the respective notes.

8.	LONG-TERM DEBT
	2003	2002

Bank loans	$7,488,000	$10,709,826
Convertible notes	—	10,851,365

	7,488,000	21,561,191
Less: Current portion of long-term debt	(1,030,000)	(4,969,997)

	$6,458,000	$16,591,194

Bank loans

On October 12, 2001 an amended and restated loan agreement was signed between the Company’s subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited (“SBL”). The loan, in the amount of $2,500,000, which was to mature on October 15, 2004, was secured by a guarantee of the Company, and bore interest at the LIBOR rate plus 2% per annum. The loan agreement also restricted the Company’s ability to enter into agreements relating to the sale or purchase of gold. This loan was settled in full during 2003.

On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a Credit Agreement with the SBL. The loan, which was subsequently amended by a First Amendment to the Credit Agreement in the amount of $8,500,000, matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (save and except the Lo Increible properties), a charge against the Company’s Revemin mill and a pledge of the securities of certain of the Company’s subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company’s ability to enter into metal trading agreements.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

8.	LONG-TERM DEBT (continued)

Bank loans (continued)

Certain loan repayments have been made by the issuance of Crystallex common shares (Note 12). These shares are subject to an orderly disposition agreement with SBL, which amongst other conditions, specifies that any gain/loss on final disposition of the shares issued is for the Company’s account. Any ultimate gain is to be applied to further loan repayments or settling of derivative contracts. As at December 31, 2003, SBL had 2,099,734 common shares issued in relation to the Agreement on which there exists an unrealized gain of approximately $4,000,000.

Principal payments due on the bank loan are as follows:

2004	$1,030,000
2005	4,400,000
2006	2,058,000

$7,488,000

Convertible notes

The Company has issued convertible notes under various note indentures. Upon issuance of the notes, the net proceeds received were allocated between the liability and equity components of the notes. The liability component represented the present value of the notes discounted using the interest rate that would have been applicable to non-convertible debt. The equity component represented the present value of the interest payments, which the Company could settle through the issuance of cash or shares, discounted at the same rate as the liability component (the interest component) and the right of the holders to convert the principal of the debt into common shares, determined as the residual amount at the date of issuance of the notes. Over the term of the notes the liability and the interest components were accreted to their face value. As at December 31, 2002, the Company had the following convertible notes outstanding, which during 2003 were converted into common shares:

(a)	Notes with an aggregate principal amount of $11,200,000 which were scheduled to mature on September 25, 2005, which bore interest at 4% per annum and which were convertible into common shares of the Company at the option the holder. The agreed upon conversion price of the notes was equal to the lower of US$2.25 per common share or 95% of the current market price of the common shares on the date immediately prior to the conversion.

(b)	A note with a principal amount of $2,200,000 which matured on September 30, 2003, bore interest at 5% per annum was convertible into common shares of the Company at the option of the holder. The agreed upon conversion price of the notes was equal 95% of the current market price of the common shares on the date of the conversion.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL
	2003	2002

Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
135,403,523 Common Shares (2002 – 91,722,278)	$171,994,591	$127,012,205

Warrants

As at December 31, 2003, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:
		Weighted
Range of Exercise Price – Cdn. $		Average
		Remaining
	Number	Contractual
	of Shares	Life (Years)

$1.60 to $2.28	4,662,194	1.33
$2.29 to $3.34	2,076,899	1.16
$3.35 to $4.69	13,303,679	1.70

	20,042,772

During the year, the Company extended by one year the terms of certain Common Share purchase warrants, previously issued as part of debt financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $592,177 was made directly against retained earnings, and contributed surplus was increased by the same amount.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

The following table is a summary of the status of stock options outstanding at December 31, 2003:

	Outstanding and Exercisable Options

Range of Exercise Price - Cdn. $	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price - Cdn$

$0.85 to $1.00	1,672,500	3.01	0.99
$1.41 to $1.75	1,971,000	5.53	1.57
$2.00 to $3.00	5,322,500	6.65	2.42

	8,966,000

A summary of the status of the stock option plan as at December 31, 2003, 2002 and 2001 and changes during each year ended on those dates follows:

	2003		2002		2001

	Number of Shares

		Weighted Average Exercise Price - Cdn$	Number of Shares	Weighted Average Exercise Price - Cdn$	Number of Shares	Weighted Average Exercise Price - Cdn$

Outstanding and exercisable,
beginning of year	6,952,500	$1.76	7,707,000	$1.70	6,315,292	$1.52
Granted - Employees	2,248,500	2.56	350,000	2.28	1,815,000	2.24
Granted - Non Employees	250,000	2.12	—	—	—	—
Exercised	(270,000)	1.64	(1,104,500)	1.46	(340,000)	1.38
Cancelled	(215,000)	1.85	—	—	(83,292)	1.40

Outstanding and exercisable,
end of year	8,966,000	$1.97	6,952,500	$1.76	7,707,000	$1.70

Weighted average fair
value of options granted
during the year - Cdn $		$1.92		$1.16		$1.17

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Supplemental information for stock-based compensation (continued)

The following table presents the net loss and net loss per share for the two years ended December 31, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.
	2003	2002

		(Restated - Note 3)

Net Loss	$(61,486,502)	$(36,134,279)
Incremental compensation expense	(2,696,968)	(259,187)

Pro forma net loss	$(64,183,470)	$(36,393,466)

Pro forma basic loss per share	$(0.54)	$(0.43)

Financing Transactions

Fiscal 2003 Activities
On March 5, 2003, the Company completed a private placement of 2,562,500 special warrants at a price of Cdn. $1.60 per special warrant for aggregate proceeds of $2.8 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until March 5, 2005 at a price of Cdn. $2.00 per share. The special warrants were deemed to have been exercised in accordance with their terms on July 6, 2003.

On March 14, 2003, the Company arranged a $3.0 million debt financing which closed in three tranches on March 14, 2003 ($1.5 million), May 2, 2003 ($1.0 million) and May 15, 2003 ($0.5 million). Under the terms of the transaction, the Company issued $3.0 million principal amount of non-interest bearing promissory notes due August 11, 2003, September 29, 2003 and October 12, 2003, respectively, common share purchase warrants exerciseable for 300,000 Common Shares until May 2, 2005 at an exercise price of U.S.$1.32 per share and common share purchase warrants exerciseable for 150,000 Common Shares until May 15, 2005 at an exercise price of U.S.$1.27 per share. The notes were subsequently exchanged for convertible notes due August 27, 2005. The convertible notes are non-interest bearing until the occurrence of an event of default (after which they bear interest at the rate of 4% per annum) and are convertible at the option of the holder into a specified number of Common Shares. The Company also issued common share purchase warrants exerciseable for 150,000 Common Shares until August 27, 2005 at an exercise price of U.S.$3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2003 Activities (continued)

On May 9, 2003, the Company completed a private placement of 2,400,000 special warrants at a price of Cdn. $1.25 per special warrant for aggregate proceeds of $2.1 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until May 9, 2005 at a price of Cdn. $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on September 10, 2003.

On June 20, 2003, the Company completed a private placement of 5,500,000 special warrants at a price of Cdn. $1.25 per special warrant for aggregate proceeds of $5.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until June 20, 2005 at a price of Cdn. $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on October 21, 2003.

On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of $10.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share per special warrant. The special warrants were deemed to have been exercised in accordance with their terms on September 16, 2003. As part of the transaction, the Company also issued common share purchase warrants to acquire 2,272,727 Common Shares. Each whole purchase warrant is exerciseable for one Common Share until September 16, 2006 at a price of U.S.$2.75 per share.

On September 8, 2003, the Company issued 12,800,000 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of $28.2 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one warrant. Each whole warrant is exerciseable for one Common Share until September 8, 2006 at a price of U.S.$2.75 per share. Subsequent to the year end, all of the special warrants were deemed to have been exercised in accordance with their terms on January 9, 2004.

Fiscal 2002 Activities

On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of Cdn. $3.02 for aggregate net proceeds of $99,887. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of Cdn. $2.15 for aggregate net proceeds of $2,815,696, net of issuance expenses of $211,900. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2001 Activities

On December 24, 2001, the Company issued 3,111,111 special warrants under a private placement financing at a price of Cdn. $2.25 for aggregate net proceeds of $4,323,000, net of issuance expenses of $86,950. Each unit consisted of one Common Share, and one Common Share purchase warrant. Each common share purchase warrant entitled the holder to acquire from the Company, for a period of two years, at a price of Cdn. $3.00 per warrant, one additional common share. During 2003, all of these common share purchase warrants were exercised.

Loss per common share

The following table outlines the calculation of the basic loss per common share:

	2003	2002	2001

		(Restated - Note 3)
Numerator for basic loss per
common share:
Loss from continuing operations
attributable to common shareholders	$(58,517,414)	$(33,742,061)	$(22,370,571)
Benefit conferred to warrant holders	(592,177)	—	—

Loss from continuing operations
attributable to common shareholders	$(59,109,591)	$(33,742,061)	$(22,370,571)

Denominator for basic loss per common
share - adjusted weighted average
number of shares outstanding	118,309,198	84,441,287	69,117,738

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

10.	RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a)	Paid or accrued consulting and management fees of $1,892,080 (2002 – $387,999; 2001 – $432,793) to directors and an officer of the Company and companies related to directors and an officer of the Company.

b)	Paid or accrued legal fees of $3,125,471 (2002 – $8,428,026; 2001 – $2,314,774) to law firms, partners of whom are directors of the Company.

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

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 36.7% (2002 – 40.1%; 2001 – 44.5%) to loss before income taxes as follows:
	2003	2002	2001

		(Restated - Note 3)

Loss before income taxes	$(61,486,502)	$(36,134,279)	$(27,659,087)

Expected income taxes recoverable	$(22,565,546)	$(14,489,846)	$(12,308,294)
Difference in foreign tax rates	460,582	648,525	3,335,621
Non-recognition of benefit of losses	22,104,964	13,841,321	8,972,673

Actual income taxes	$—	$—	$—

The Company has certain source related deductions and losses which are available to be offset against future income taxes. The benefits of these deductions and losses are not reflected in these financial statements, as they are not more likely than not to be realized.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

12.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS
	2003	2002	2001

Cash paid during the year for interest	$702,852	$771,341	$1,233,621

Cash paid during the year for income taxes	$—	$—	$—

Significant non-cash transactions for the year ended December 31, 2003 included:

i)	The Company issued 40,080 common shares, with a value of $57,000, for directors’ fees.

ii)	The Company issued 229,283 common shares, with a value of $542,766, for the El Callao mineral property dispute settlement.

iii)	The Company issued 350,000 common shares, with a value of $650,590, for financial advisory fees.

iv)	The Company issued 61,695 common shares, with a value of $109,705, for finders fee.

v)	The Company issued 2,348,184 common shares, with a value of $2,114,811, for loan payments and bank fees.

vi)	The Company issued 1,281,124 common shares, with a value of $2,179,579, for legal fees.

vii)	The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $16,444,612.

viii)	The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $14,365,200.

ix)	The Company applied $1,424,439 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

Significant non-cash transactions for the year ended December 31, 2002 included:

i)	The Company issued 42,612 common shares, with a value of $71,011, for directors’ fees.

ii)	The Company issued 282,554 common shares, with a value of $554,402, for a mineral property payment.

iii)	The Company issued 677,711 common shares, with a value of $1,097,350, for a loan payment.

iv)	The Company issued 35,430 common shares, with a value of $50,339, for a finders fee.

v)	The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $11,082,411.

vi)	The Company applied $788,196 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

12.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Significant non-cash transactions for the year ended December 31, 2001 included:

i)	The Company issued 65,466 common shares, with a value of $67,958, for directors’ fees.

ii)	The Company issued 1,200,000 common shares, with a value of $1,513,170, for legal fees.

iii)	The Company issued 3,987,535 common shares, with a value of $3,347,838, to acquire El Callao Mining Corp.

iv)	The Company issued 1,035,689 common shares with a value of $1,644,745 for property payment in connection with Las Cristinas.

v)	The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $2,463,798.

vi)	The Company applied $609,647 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

vii)	The Company issued 4,701,615 common shares, with a value of $8,496,272, for loan payment.

viii)	The Company issued 67,059 common shares, with a value of $57,973, for broker fees.

13.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector. Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Uruguay and Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative loss and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

13.	SEGMENTED INFORMATION (continued)

		Bolivar/			Discontinued	Intersegment
	Corporate	Albino	El Callao	Cristinas	Operations	Eliminations	Total

2003
Mining revenue	$—	$9,412,553	$1,916,854	$—	$—	$—	$11,329,407
Mining revenue – intersegment	$—	$2,821,291	$—	$—	$—	$(2,821,291)	$—
Operating costs	$—	$(9,396,466)	$(2,386,719)	$—	$—	$—	$(11,783,185)
Operating costs – intersegment	$—	$—	$(2,821,291)	$—	$—	$2,821,291	$—
Interest and other income	$176,187	$19,805	$—	$—	$—	$—	$195,992
Interest expense	$(526,932)	$(379,402)	$(156)	$—	$—	$—	$(906,490)
Depletion and amortization	$(276,722)	$(2,920,688)	$(133,840)	$—	$—	$—	$(3,331,250)
Write-down of mineral properties	$(3,181,171)	$—	$(14,325,166)	$—	$—	$—	$(17,506,337)
Segment profit/(loss)	$(54,655,200)	$(436,375)	$(3,425,839)	$—	$(2,969,088)	$—	$(61,486,502)
Segment assets	$34,063,016	$27,273,441	$156,807	$72,780,264	$—	$—	$134,273,528
Capital expenditures	$53,503	$1,476,173	$246,181	$7,256,568	$—	$—	$9,032,425

2002 (Restated – Note 3)
Mining revenue	$—	$1,607,541	$6,915,863	$—	$—	$—	$8,523,404
Mining revenue – intersegment	$—	$7,496,646	$—	$—	$—	$(7,496,646)	$—
Operating costs	$—	$(7,111,510)	$(2,611,126)	$—	$—	$—	$(9,722,636)
Operating costs – intersegment	$—	$—	$(7,496,646)	$—	$—	$7,496,646	$—
Interest and other income	$43,906	$5,700	$—	$—	$—	$—	$49,606
Interest expense	$(996,754)	$(378,256)	$—	$—	$—	$—	$(1,375,010)
Depletion and amortization	$(210,744)	$(1,462,494)	$(601,370)	$—	$—	$—	$(2,274,608)
Write-down of mineral properties	$(1,366,194)	$—	$—	$—	$—	$—	$(1,366,194)
Segment loss	$(28,628,394)	$(1,030,998)	$(4,082,669)	$—	$(2,392,218)	$—	$(36,134,279)
Segment assets	$18,294,110	$20,537,216	$11,887,472	$51,283,793	$13,454,580	$—	$115,457,171
Capital expenditures	$67,738	$2,356,954	$692,483	$23,914,404	$—	$—	$27,031,579

2001 (Restated – Note 3)
Mining revenue	$—	$4,055,716	$6,348,090	$—	$—	$—	$10,403,806
Mining revenue – intersegment	$—	$7,303,880	$—	$—	$—	$(7,303,880)	$—
Operating costs	$—	$1,148,191	$(8,751,091)	$—	$—	$—	$(7,602,900)
Operating costs – intersegment	$—	$—	$(7,303,880)	$—	$—	$7,303,880	$—
Interest and other income	$42,477	$27,130	$154	$—	$—	$—	$69,761
Interest expense	$(206,710)	$(433,300)	$—	$—	$—	$—	$(640,010)
Depletion and amortization	$(306,495)	$(1,677,048)	$(607,849)	$—	$—	$—	$(2,591,392)
Write-down of mineral properties	$(12,085,860)	$(4,165,294)	$—	$—	$—	$—	$(16,251,154)
Segment loss	$(17,514,193)	$(2,320,929)	$(2,535,449)	$—	$(5,288,516)	$—	$(27,659,087)
Segment assets	$26,642,250	$20,465,905	$11,806,473	$26,028,567	$19,903,975	$—	$104,847,170
Capital expenditures	$557,563	$2,793,494	$658,367	$2,250,947	$—	$—	$6,260,371

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

13.	SEGMENTED INFORMATION (continued)

Geographic information:

	Mining Revenue			Property, Plant and Equipment

	2003	2002	2001	2003	2002	2001

		(Restated - Note 3)	(Restated - Note 3)			(Restated - Note 3)

Venezuela	$11,329,407	$8,523,404	$10,403,806	$102,195,069	$90,448,868	$63,914,602
Discontinued
operations	—	—	—	—	7,203,492	11,755,114
Brazil	—	—	—	—	—	1,014,934

Total Foreign	11,329,407	8,523,404	10,403,806	102,195,069	97,652,360	76,684,650
Canada	—	—	—	79,194	37,395	333,775

Total	$11,329,407	$8,523,404	$10,403,806	$102,274,263	$97,689,755	$77,018,425

14.	DISCONTINUED OPERATIONS

On October 27, 2003, the Company closed a purchase and sale agreement (the “Agreement”) with Uruguayan Mineral Explorations Inc. (“UME”) for the sale of the Company’s Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME will pay the Company cash consideration of $2,000,000 payable in two equal installments and will transfer to the Company, two exploration drills with a combined estimated value of $600,000. The first payment of $1,000,000 is due six months after the closing date of the transaction and the second $1,000,000 payment will be due 12 months after the closing date.

The Company incurred a net loss on the disposal of the Uruguayan mining operations of $0.9 million. This loss has been reflected in the statement of operations as a component of the Loss From Discontinued Operations. As a condition of the closing of the transaction, UME agreed to retire in full the outstanding commodity derivative contracts associated with the Uruguayan mining operations. As a result, an additional $2.85 million liability obligation which represented the fair value of the outstanding forward contracts and swap agreement associated with the Uruguayan mining operations was assumed by UME.

During the nine month period ended September 30, 2003 and for each of the years in the two year period ended December 31, 2002, the Company’s Uruguayan operations earned revenue of $13,376,833, $21,019,777 and $19,485,929, respectively, and incurred net losses of $2,969,088, $2,392,218 and $5,288,516, respectively.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

15.	COMMITMENTS AND CONTINGENCIES

Call Agreement

The Company structured the following transaction to protect the interest of the Company’s shareholders in the event that third parties sought to gain control of the Company in a transaction which was not supported by the Company’s directors.

The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. (“Ventures”), whose common shares are owned by two directors who are also officers of the Company, effectively on behalf of the Company’s shareholders (the “Call Agreement”). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Inversora Mael C.A. (“Mael”). The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures’ acquisition of any interest directly or indirectly in Mael. The Ventures’ shares were issued to the Company’s directors for nominal cash consideration of Cdn. $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company’s option, all of the shares of Ventures at any time at a purchase price equal to the shareholders’ cost of those shares, which cost, as noted, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is $30,000,000, which was subsequently renegotiated by Red Glove A. V. V. (“Red Glove”) and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. As at December 31, 2003, there are no future commitments existing.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

15.	COMMITMENTS AND CONTINGENCIES (continued)

Call Agreement (continued)

The cost of acquiring the shares of Stay was initially $30,000,000, of which the Company paid $6,500,000 as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm’s length negotiation, agreed to reduce the remaining portion of the purchase price from $23,500,000 to $10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company continuing with the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial $6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm’s length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2003, 4,000,000 of the warrants had expired and 1,000,000 were exercised during 2003. During 1999 and 2000, the $10,000,000 was fully paid through the Company’s issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of $250,000. The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of $9,837,534. The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds $10,000,000. These payments have been capitalized as part of the Las Cristinas property cost.

The Call Agreement contains a call right which is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such person acquires 20% or more of the Company’s outstanding voting shares without the approval of the Company’s Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures’ shareholders. There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions.Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company’s shareholders, was designed to give adequate time for the Company’s shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company’s directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

15.	COMMITMENTS AND CONTINGENCIES (continued)

Commodity derivative contracts

At December 31, 2003, the Company had fixed forward contracts outstanding as follows:

	2004	2005	2006

Ounces	43,430	42,430	39,996
Average price (U.S.$ per oz.)	$300	$305	$310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2003, the Company had written call options outstanding as follows:

	2004	2005	2006

Ounces	127,237	94,932	2,000
Average price (U.S.$ per oz.)	$298	$309	$348

Gold production for the years ended December 31, 2003 and 2002 was 76,973 and 94,623 ounces, respectively.

A summary of the cost to settle these contracts, based on a spot price of gold of U.S.$ 415 per once as at December 31, 2003, is as follow:

2004	$20,210,104
2005	15,672,134
2006	4,825,874

$40,708,112

This obligation will vary with the actual price of gold on the settlement date. The cash cost of the financial settlement will be reduced by the actual settlement of gold that the Company is able to utilize to settle these contracts.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

15.	COMMITMENTS AND CONTINGENCIES (continued)

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

For the year ended December 31, 2003, the Company recorded an unrealized loss of $13,808,154 (2002 – $21,879,691; 2001 – $2,677,540) in marking its portfolio of written call options and fixed forward contracts to market. These losses are included in non-hedge derivative loss in the Statement of Operations.

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value for long-term debt approximates fair value primarily due to the floating rate nature of the debt instrument.

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of six years. Total rent expense charged to operations under these agreements was $124,224 (2002 – $112,042; 2001 – $72,621).

Minimum lease payments under operating leases in effect through 2008 are as follows:

2004	$157,860
2005	160,950
2006	153,210
2007	122,260
2008	106,780

$701,060

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources, requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement, which could lead to a default under the agreement.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

Engineering Procurement Construction Management Contract

On March 25, 2004, following completion of a competitive bidding process, the Company entered into an Engineering Procurement Construction Management (“EPCM”) contract with SNC-Lavalin Engineers & Constructors Inc. (“SNCL”) relating to the development of the Las Cristinas project. The Company expects to pay SNCL approximately $21.5 million for its services under the EPCM contract.

Public Equity Offering

On April 5, 2004, the Company completed a Cdn. $100 million public equity offering whereby 25,000,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in U.S. dollars, after considering the underwriters’ fee, amounted to $71,694,731. The Company estimates that additional expenditures related to this offering will amount to approximately $400,000.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

	2003

	Canadian GAAP	Adjustments		U.S. GAAP

Current assets	$31,848,685	$—		$31,848,685
Property, plant and equipment	102,274,263	(80,662,710	) (b)	21,611,553
Deferred financing fees	150,580	—		150,580

	$134,273,528	$(80,662,710)		$53,610,818

Current liabilities	$28,208,702	$—		$28,208,702
Long-term debt	6,458,000	—		6,458,000
Deferred credit	20,498,008	—		20,498,008
Minority interest	111,053	—		111,053
Shareholders’ equity	78,997,765	(80,662,710)		(1,664,945)

	$134,273,528	$(80,662,710)		$53,610,818

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

Balance Sheets (continued)
	2002

	Canadian GAAP	Adjustments		U.S. GAAP

	(As restated - Note 3)

Current assets	$11,019,980	$11,604	(a)	$11,031,584
Investment	461,738	111,426	(a)	573,164
Property, plant and equipment	97,689,755	(63,614,553)	(b)	34,075,202
Deferred charge	4,916,386	—		4,916,386
Deferred financing fees	1,369,312	—		1,369,312

	$115,457,171	$(63,491,523)		$51,965,648

Current liabilities	$23,350,787	$—		$23,350,787
Reclamation provision	663,948	—		663,948
Long-term debt	16,591,194	715,859	(c)	17,307,053
Deferred credit	22,159,562	—		22,159,562
Minority interest	90,861	—		90,861
Shareholders’ equity	52,600,819	(64,207,382)		(11,606,563)

	$115,457,171	$(63,491,523)		$51,965,648

(i)	U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2003, $2,920,574 (2002 – $3,220,096) would be presented as accrued liabilities.

(ii)	For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Statement of Operations

The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

Statement of Operations (continued)
		2003	2002	2001

			(As restated - Note 3)	(As restated - Notes 3 & 18(g))

Net loss for the year
per Canadian GAAP		$(61,486,502)	$(36,134,279)	$(27,659,087)
Adjustments to mineral properties	(b)	(2,708,117)	(26,069,850)	(8,649,348)
Accretion of interest on
convertible notes	(c)	(3,291,319)	(1,501,521)	(687,443)
Fair value of employee stock
options granted	(d)	(2,696,968)	(259,187)	(1,384,200)
Unrealized (loss) gain on trading securities	(a)	(11,604)	11,604	22,742

Net loss for the year per U.S. GAAP		$(70,194,510)	$(63,953,233)	$(38,357,336)

Net loss per share — basic		$(0.59)	$(0.76)	$(0.55)

Statement of Operations Presentation

For U.S. GAAP purposes, the measures “Loss before other items” and Non-hedge derivative (loss) gain” are not recognized terms and would therefore not be presented. In addition, the “Operating (loss) profit” measure included within the Canadian GAAP statement of operations is not comparable to “Operating loss” under U.S. GAAP. The following table reconciles “Loss for the year” under U.S. GAAP to “Loss from operations” for U.S. GAAP.

	2003	2002	2001

			(As restated - Notes 3 & 18(g))

Net loss for the year per U.S. GAAP	$(70,194,510)	$(63,953,233)	$(38,357,336)

Non-operating loss components
Under Canadian GAAP:
Interest on long-term debt	906,490	1,375,010	640,010
Non-hedge derivative loss	16,475,340	22,278,461	202,034
Foreign exchange loss (gain)	3,528,401	(587,570)	1,266,072
Interest and other income	(195,992)	(49,606)	(69,761)
Minority Interest	—	—	(110,370)
Write-down of marketable securities	136,276	134,766	1,302,170
U.S. GAAP reconciling items:
Accretion of interest on
convertible notes	3,291,319	1,501,521	687,443
Unrealized (gain) loss on trading securities	11,604	(11,604)	(22,742)

Non-operating loss per U.S. GAAP	24,153,438	24,640,978	3,894,856

Loss from operations per U.S. GAAP	$(46,041,072)	$(39,312,255)	$(34,462,480)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2003	2002	2001

			(As restated Notes 3 & 18(g))

Cash flows(used in) provided by operating
activities, Canadian GAAP	$(26,538,672)	$(2,936,240)	$2,765,033
Adjustments to mineral properties	(6,509,464)	(23,789,031)	(6,323,008)

Cash flows used in operating activities,
U.S. GAAP	(33,048,136)	(26,725,271)	(3,557,975)

Cash flows used in investing activities,
Canadian GAAP	(8,666,513)	(27,072,539)	(9,742,916)
Adjustments to mineral properties	6,509,464	23,789,031	6,323,008

Cash flows used in investing activities,
U.S. GAAP	(2,157,049)	(3,283,508)	(3,419,908)

Cash flows provided by financing activities,
Canadian and U.S. GAAP	53,375,797	25,018,094	12,653,597

Cash flows provided by (used in) continuing
operations, Canadian and U.S. GAAP	18,170,612	(4,990,685)	5,675,714
Cash flows provided by (used in) discontinued
operations, Canadian and U.S. GAAP	831,476	(829,487)	392,321
Effect of foreign exchange rate
difference on cash and cash equivalents	3,595,235	378,452	34,565

Net increase (decrease) in cash and cash
equivalents during the year	22,597,323	(5,441,720)	6,102,600

Cash and cash equivalents, beginning of year	3,606,213	9,047,933	2,945,333

Cash and cash equivalents, end of year	$26,203,536	$3,606,213	$9,047,933

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

	2003

		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value

Trading securities	$69,123	–	(69,123)	$–
Available-for-sale securities	–	–	–	–

	$69,123	–	$(69,123)	$–

	2002

		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value

Trading securities	$56,554	$11,604	$–	$68,158
Available-for-sale securities	405,184	111,426	–	516,610

	$461,738	$123,030	$–	$584,768

(b)	Mineral Properties and Exploration and Development Costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

(b)	Mineral Properties and Exploration and Development Costs (continued)

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

Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2003, 2002, and 2001 are expenses of $323,934, $321,448 and $216,913 respectively, related thereto.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)	Mineral Properties and Exploration and Development Costs (continued)

Property, Plant and Equipment

	2003	2002

Net book value under
Canadian GAAP	$102,274,263	$97,689,755

Adjustments to mineral properties and, deferred exploration and developmental expenditures
Las Cristinas Concessions	(72,780,264)	(49,900,702)
Santa Elena, San Miguel and Carobobo Concessions	–	(2,647,672)
Bolivar Properties	(3,151,433)	(3,108,216)
Albino 1 Concessions	(4,731,013)	(3,870,773)
El Callao Properties	–	(4,087,190)

Total adjustment	(80,662,710)	(63,614,553)

Net book value under U.S. GAAP	$21,611,553	$34,075,202

(c)	Convertible Notes

Under Canadian GAAP, upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

Under U.S. GAAP, on issuance, convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2003, an additional interest expense (including accretion) of $3,291,319 (2002 – $1,501,521; 2001 – $687,443) has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to date.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

	2003	2002	2001

Risk free interest rate	4.04%	4.22%	3.12%
Expected life	3.95 years	3.75 years	2 years
Expected volatility	108%	75%	83%
Expected dividends	–	–	–

For the years ended December 31, 2003, 2002, and 2001, an expense of $2,696,968, $259,187, and $1,384,200 has been recorded with respect to the stock options granted in the year.

(e)	Comprehensive Income (loss)

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, the change in cumulative translation adjustment (“CTA”) and the unrealized gains and losses on the available-for-sale securities. This information is presented below.

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

Accumulated Other Comprehensive Income (Loss)

For U.S. GAAP, the accumulated other comprehensive income (loss) would be calculated as follows:

	2003	2002	2001

			(Restated - (g))
Accumulated other comprehensive
income (loss)
Accumulated other comprehensive loss, beginning of year	$(1,122,324)	$(1,981,573)	$(1,349,780)
Change in market value of available-for-sale securities	–	111,426	–
Change in CTA for the year	538,421	747,823	(1,472,763)
Reclassification adjustment for amounts included in net income	(111,426)	–	840,970

Accumulated other comprehensive loss, end of year	$(695,329)	$(1,122,324)	$(1,981,573)

Accumulated other comprehensive loss, end of year, comprises:
Change in market value of available-for-sale securities	$–	$111,426	$–
CTA	(695,329)	(1,233,750)	(1,981,573)

	$(695,329)	$(1,122,324)	$(1,981,573)

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows:
	2003	2002	2001

			(Restated - (g))
Comprehensive loss
Net loss for the year	$(70,194,510)	$(63,953,233)	$(38,357,336)
Change in market value of
available-for-sale securities	–	111,426	–
Change in CTA	538,421	747,823	(1,472,763)
Reclassification adjustment for amounts
included in net income	(111,426)	–	840,970

Comprehensive loss for the year	$(69,767,515)	$(63,093,984)	$(38,989,129)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Recent Accounting Pronouncements

In 2003, the CICA issued Handbook Section 3110 -"Asset Retirement Obligations” (“CICA 3110”), which is consistent with SFAS 143, “Accounting for Asset Retirement Obligations.” The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements. The new standard is applicable for fiscal years beginning January 1, 2004. Upon adoption, CICA 3110 will require retroactive restatement of all comparative periods.

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

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

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g) Error Corrections for U.S. GAAP

The Company has amended originally filed U.S. GAAP combined financial statements. As referred to in Note 3, in May 2003 the Company issued its consolidated financial statements for the year ended December 31, 2002 which included restatements. Subsequent to the issuance of those consolidated financial statements, a further restatement was identified relating to commodity derivative contracts as summarized in Note 3 paragraph 3(j) and herewith. The following tables summarize adjustments made to previously reported amounts.

U.S. GAAP Balance Sheet
As at December 31, 2001

		Error Corrections

	As Reported	Under both Canadian and U.S. GAAP	Under U.S. GAAP only		Effect of Exchange Rate Changes on Error Corrections	As Restated

		(Note 3)

Current assets	$17,514,114	$2,654,067	$735	(vi)	$(90,238)	20,078,678
Security deposits	192,274	—	—		—	192,274
Investment	383,019	—	18,837	(i)	—	401,856
Property, plant &
equipment	74,662,486	(28,595,166)	(6,439,128	) (ii)	1,215,512	40,843,704
Deferred charges	—	6,605,271	—		(224,579)	6,380,692
Deferred financing
fees	797,215	—	—		—	797,215

	$93,549,108	$(6,419,556)	$(6,419,556)		$900,695	68,694,419

Current liabilities	$12,511,925	$1,800,786	$—		$(71,395)	14,241,316
Reclamation provision	784,970	(72,769)	(396)		2,474	714,279
Long term debt	15,677,967	251,271	(1,740,603	) (iii)	(8,548)	14,180,087
Deferred credit	406,139	9,017,750	—		(306,603)	9,117,286
Minority interest	4,867,543	(4,954,578	—		168,149	90,114
Shareholders’ equity	59,300,564	(25,387,288)	(4,678,557)		1,116,618	30,351,337

	$93,549,108	$(19,335,828)	$(6,419,556)		$900,695	68,694,419

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)      Error Corrections for U.S. GAAP (continued)

	2001		2000

Loss for the year under U.S. GAAP – as originally reported	$(4,330,800)		$(7,937,232)

Error corrections for both Canadian and U.S. GAAP: (Note 3)
Write down of plant and equipment	(5,747,279)		(2,354,520)
Write down of mineral properties	(12,834,957)		—
Misstatement of expenses	129,742		(84,422)
Foreign exchange conversion gain (loss)	(1,832,956)		26,654
Gold loan conversion	(994,087)		—
Minority interest	(458,018)		—
Write down of investment	(1,302,170)		—
Reversal of capitalized costs	(772,346)		—
Commodity derivative contracts	(3,836,357)		3,338,257
Other	(55,115)		(88,055)
Error corrections for U.S. GAAP only
Accretion of interest on convertible notes	(733,619	) (iii)	(1,803,163	) (iii)
Adjustments to mineral properties	(5,616,134	) (ii)	—
Unrealized gain on trading securities	735	(vi)	27,312	(vi)
Writedown of investment	18,837	(i)	—
Other	7,188		—

Loss for the year under U.S. GAAP – as restated	$(38,357,336)		$(8,875,169)

Accumulated Other Comprehensive Loss	2001		2000

Accumulated other comprehensive loss, end of year as
previously reported	$(5,201,328)		$(1,956,667)

Error corrections under Canadian GAAP
Reversal of cumulative translation adjustments
(Note 3(d))	3,039,351		274,727
Write down of investment (Note 3(g))	1,302,170		—
Error corrections under U.S. GAAP
Change in market value of available-for sale
securities	840,970	(iv)	840,970	(iv)
Writedown of investment	18,837	(i)	—
Cumulative translation adjustment upon conversion
of financial statements to United States Dollars	(1,981,573)		(508,810)

Accumulated other comprehensive
loss for the year under U.S. GAAP – as restated	$(1,981,573)		$(1,349,780)

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(i) Investments

In 2001, for U.S. GAAP purposes, the Company incorrectly recognized a cumulative unrealized loss of $1,302,170 pertaining to the market value of its available for sale securities, resulting in a reported carrying value of $383,019 for its long-term investment securities as at December 31, 2001. The correct carrying value of long-term investment securities as at December 31, 2001 was $401,856. Accordingly, to correct this error an adjustment of $18,837 has been made to the previously reported loss for the year ended December 31, 2001 for U.S. GAAP.

(ii) Writedown of mineral properties

As a result of detailed formal life of mine analyses for each of the Company’s mineral properties, management concluded that the discounted cash flows from ongoing operations at the Company’s Venezuelan Albino and Tomi Properties, determined using assumptions and information existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. Accordingly, in addition to the writedowns described in Note 3(b), management retroactively reduced the December 31, 2001 carrying values of these two mineral properties by $5,616,134 with a corresponding charge to operations in 2001 to reflect the year in which impairment should have been recognized.

The Company also concluded that the discounted cash flows at its Mineiro Concessions in Venezuela determined using assumptions and information existing at December 31, 1999, was insufficient to support the recovery of the carrying value of this property. Accordingly, management retroactively reduced the December 31, 1999 carrying value of the Mineiro Concessions by $822,994 with a corresponding charge to operations in 1999 to reflect the year in which impairment should have been recognized.

Under U.S. GAAP, the Company did not attribute a value to the warrants issued in connection with the acquisition in 1999 of the shares of Mael (Note 15). As a result, the Company has retroactively increased both additional paid in capital and deficit by $1,705,854 during 2001 and 2000, and loss for the year and additional paid in capital were both increased by $1,705,854 during 1999.

(iii) Convertible Notes

During the years ended December 31, 2001 and 2000 the Company issued convertible notes. Under U.S. GAAP, on issuance, the convertible notes should have been recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(iii) Convertible Notes (continued)

shares upon conversion, should have been allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the years ended December 31, 2001 and 2000 an additional interest expense (including accretion) of $733,619 and $1,803,163 respectively, has been retroactively recorded. The balance sheet error correction represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to December 31, 2001.

(iv) Change in market value of available-for-sale securities

In determining accumulated other comprehensive loss as at December 31, 1998 the Company incorrectly duplicated a writedown of $840,970 against available-for-sale securities. As a result management restated the accumulated other comprehensive loss as at December 31, 1998 to correct this error.

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

Consequently, as a result of this restatement, no difference between Canadian and U.S. GAAPexists for written call options.

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

Previously, for the purposes of U.S. GAAP, the Company had treated fixed forward contracts as transactions eligible for the normal purchases and sales exemption, which requires, amongst other things, physical delivery of the gold in satisfaction of the contract. Upon re-examination, it has been determined that the delivery of amounts in Venezuela have been satisfied by physical delivery to the Central Bank rather than directly to the counterparty. In addition, certain restructuring transactions

Back to Contents

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

Fixed forward contracts (continued)

with the counterparty that modified the forward contracts prior to their maturity, have indicated that the characterization of forward contracts as settled by physical delivery was not necessarily the method of settlement of all forward contracts. As a result the Company, for the purposes of U.S. GAAP, has redesignated the forward contracts as trading activity, and reflected the changes in the market value of these contracts in income in accordance with SFAS 133.

In summary, fixed forward contracts were previously reported as qualifying for hedge accounting under Canadian GAAP and as transactions eligible for normal purchases and sales exemption under U.S. GAAP, resulting in no GAAP difference. In these restated consolidated financial statements, fixed forward contracts are being treated as trading activity under both Canadian and U.S. GAAP and consequently a Canadian/U.S. GAAP difference does not exist.

(vi) Unrealized gain on trading securities

During 2001 and 2000, the Company incorrectly calculated its unrealized gain on trading securities. Accordingly, management has adjusted the previously reported losses for 2001 and 2000 to reflect the correction of this error.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Form 20-F/A – No. 4 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYSTALLEX INTERNATIONAL CORPORATION

	BY:	/s/ Daniel R. Ross
Daniel R. Ross Executive Vice-President, Corporate Counsel Secretary, and Director,

Date: March 16, 2005

Back to Contents

Exhibit Index

Exhibit No.		Exhibit

11.1	(1)	Code of Business Conduct and Ethics

12.1		Certification of Todd Bruce pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

12.2		Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.3	(1)	Corporate Governance Statement

12.4	(1)	Employment agreement as of January 1, 2004, between Crystallex and Robert A. Fung.

12.5	(1)	Employment agreement as of September 22, 2003, between Crystallex and Todd Bruce.

12.6	(1)	Employment agreement as of July 1, 2002, between Crystallex and Daniel R. Ross.

12.7	(1)	Employment agreement as of September 3, 2002, between Crystallex and Borden Rosiak.

12.8	(1)	EPCM contract dated March 23, 2004, between Crystallex and SNCL for SNCL to provide services for the design, construction and commissioning of 20,000 tonnes per day facility at Las Cristinas, without appendices.

12.9	(1)	Letter agreement dated April 5, 2004, between Crystallex and BNP Paribas (“BNPP”), appointing BNPP to provide Crystallex with assistance and services in connection with the arrangement of debt financing for the Las Cristinas project.

12.10	(1)	Agreement dated as of April 24, 2004, between Crystallex and Biomin Technologies S. A., whereby Biomin undertook to complete certain testwork on samples of ore from Crystallex’s La Victoria Mine in order to establish the feasability and design data for a full scale plant using Biomin’s proprietary BIOX® process, without schedules 3-6.

13.1		Certification of Todd Bruce pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.2		Certification of Borden D. Rosiak pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as identically numbered exhibits in Form 20-F, filed on May 19, 2004.