Form 40-F
period 2004-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2005-03-31
CIK 912500

FORM 40-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

     OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004 Commission file number: 1-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Exact name of Registrant as specified in its charter)

Crystallex International Corporation

(Translation of Registrant’s name into English)

Canada

(Province or other jurisdiction of incorporation or organization)

1041

(Primary Standard Industrial Classification Code Number (if applicable))

98-1052628

(I.R.S. Employer Identification Number (if applicable))

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4 (416) 203-2448

(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
1090 Vermont Avenue, N.W., Suite 430
Washington, D.C. 20005
(888) 690-2882

(Name, address (including zip code)and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

Annual information form	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2004, the registrant had outstanding:

189,836,735 Common Shares; No Class A Preference Shares; No Class B Preference Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes     82-         No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days:

  Yes                  No

Back to Contents

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2004, the end of the period covered by this report (the “Evaluation Date”), Crystallex International Corporation (“Crystallex”) conducted an evaluation (under the supervision and with the participation of Crystallex’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of Crystallex’s disclosure controls and procedures. Based on this evaluation, Crystallex’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by Crystallex in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the last evaluation by Crystallex’s management of Crystallex’s internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

AUDIT COMMITTEE FINANCIAL EXPERT

Crystallex’s Board of Directors has determined that Crystallex has at least one “audit committee financial expert” (as defined in General Instruction 8(b) of Form 40-F), serving on its Audit Committee and that such person is “independent” (as determined pursuant to General Instruction 8(a) of Form 40-F). The audit committee financial expert is Johan C. van’t Hof. The information contained under the heading "Audit Committee" of Crystallex’s 2004 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.

CODE OF ETHICS

Crystallex has adopted a code of ethics that applies to all directors and officers, including the Chief Executive Officer and the Chief Financial Officer. The code of ethics has been posted on Crystallex’s website under the Corporate Governance section at www.crystallex.com. A copy of the code of ethics will be provided without charge upon request made to Investor Relations, Crystallex International Corporation, 18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4.

Back to Contents

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Deloitte & Touche LLP, Independent Registered Chartered Accountants, to the Company for the audit of the Company’s annual financial statements for 2004 and 2003, and fees billed for other services rendered by Deloitte & Touche LLP during the period from January 1, 2003, to December 31, 2004:

Year ended December 31,

	2004	2003

Audit fees(1)	U.S.$470,590	U.S.$480,940
Audit-related fees(2)	U.S.$223,543	U.S.$ 79,166
Tax fees(3)	U.S.$870,553	U.S.$ –
All other fees(4)	U.S.$737,018	U.S.$ 15,389

Notes:

(1)	Includes fees related to the audit of the Company’s annual financial statements for 2004 and 2003.
(2)	Includes fees related to quarterly reviews.
(3)	Includes fees for tax advice.
(4)	Includes fees other than those referred to in Notes (1) and (2) above, and relate primarily to reviews of registration statements and prospectuses.

Crystallex’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. The following is the pre-approval process:

The Audit Committee has developed a Policy on the Provision of Services by External Auditors. Under the terms of the Policy:

•	the external auditors may not provide services to Crystallex that impair or have the ability to impair the independence and objectivity of the external auditors in relation to the external audit function (generally, prohibited services include services where the external auditors participate in activities that are normally undertaken by management of Crystallex, are remunerated through a “success fee” structure, act in an advocacy role for Crystallex or may be required to audit their own work;

•	the Audit Committee has pre-approved certain audit and permitted non-audit services as services that the auditors may provide to Crystallex, including: services that constitute the agreed scope of the external audit or interim reviews of Crystallex; services that are outside the agreed scope of, but are consistent with, the external audit or interim reviews of Crystallex; tax services that do not compromise the independence and objectivity of the external auditors in relation to the external audit; and other services of an advisory nature that do not compromise the independence and objectivity of the external auditors in relation to the external; and

•	an authorization process has been established which provides, among other things: the Audit Committee must authorize in advance all engagements of the external auditors to provide pre-approved services to Crystallex (provided however that the Chair of the Audit Committee and the Chief Financial Officer may together authorize in advance all engagements of the external auditors to provide pre-approved services to Crystallex up to a maximum of C$50,000 per engagement and up to a maximum of C$150,000 for all such engagements in each calendar quarter and the Chair of the Audit Committee and the Chief Financial Officer must report all engagements authorized by them to the Audit Committee at its next meeting); and services that are not pre-approved services must be authorized by the Audit Committee before the external auditors are engaged regardless of the dollar value of the services.

Back to Contents

Exceptions can be made to this Policy where the exceptions are in the interests of Crystallex and appropriate arrangements are established to ensure the independence and objectivity of the external auditors in relation to the external audit. Any exception must be authorized by the Audit Committee and must be reported to Crystallex’s Board of Directors.

OFF BALANCE SHEET ARRANGEMENTS

Crystallex does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

This information is provided under the heading “Contractual Obligations and Other Commitments” set forth in “Management’s Discussion and Analysis,” which is Annex D to the 2004 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, and incorporated herein by reference.

IDENTIFICATION OF AUDIT COMMITTEE

Crystallex has a separately designated standing Audit Committee. The current members of the Audit Committee are Johan C. van’t Hof (Chair), C. William Longden and Harry J. Near, each of whom is independent as such term is defined under applicable securities laws and applicable American Stock Exchange rules. The information contained under the heading “Audit Committee” of Crystallex’s 2004 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.

Back to Contents

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION

BY:	/s/ Daniel R. Ross
Daniel R. Ross Executive Vice-President, Corporate Counsel and Secretary

Date:  March 31, 2005

Back to Contents

Exhibit Index

Exhibit No.		Exhibit

23.1		Consent of Deloitte & Touche LLP

23.2	*	Consent of SNC-Lavalin Engineers & Constructors Inc.

23.3	(1)	Consent of Mine Development Associates

23.4		Consent of Dr. Luca Riccio, P. Geo.

31.1		Certification of Todd Bruce pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

31.2		Certification of Borden D. Rosiak pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1		Certification of Todd Bruce pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

32.2		Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1		Annual Information Form for the Year Ended December 31, 2004, and annexes thereto

99.2		Audited Consolidated Financial Statements as at and for the year ended December 31, 2004 and Management’s Discussion and Analysis of Financial Condition and Results of Operations, incorporated by reference from Annexes A and B to Exhibit 99.1

(1)	Filed as Exhibit 23.3 with Pre-Effective Amendment No. 1 to Registration Statement No. 333-13838, filed on October 19, 2001, and incorporated herein by reference.
*	To be filed by amendment.