Form 40-F/A
period 2004-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2005-05-05
CIK 912500

FORM 40-F/A - No. 1

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
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

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

     Yes        82-           No   X

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days:

      Yes     No

Purpose of this Filing

Crystallex International Corporation (“Crystallex”) is filing this amendment to its Annual Report on Form 40-F for its year ended December 31, 2004, in order to file the consent of SNC-Lavalin Engineers & Constructors Inc. as Exhibit No. 23.2. That consent was not included in Crystallex’s March 31, 2005, filing of its Form 40-F.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION

BY:	/s/ Daniel R. Ross Daniel R. Ross Executive Vice-President, Corporate Counsel, Secretary

Date: May 5, 2005

Exhibit Index

Exhibit No.	Exhibit

23.1(1)	Consent of Deloitte & Touche LLP

23.2*	Consent of SNC-Lavalin Engineers & Constructors Inc.

23.3(2)	Consent of Mine Development Associates

23.4(1)	Consent of Dr. Luca Riccio, P. Geo.

31.1*	Certification of Todd Bruce pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

31.2*	Certification of Borden D. Rosiak pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Todd Bruce pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

32.2*	Certification of Borden D. Rosiak pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1(1)	Annual Information Form for the Year Ended December 31, 2004, and annexes thereto

99.2(1)	Audited Consolidated Financial Statements as at and for the year ended December 31, 2004 and Management's Discussion and Analysis of Financial Condition and Results of Operations, incorporated by reference from Annexes A and B to Exhibit 99.1

*	Filed herewith.
(1)	Filed as the identically numbered exhibit on Crystallex’s Annual Report on Form 40-F for the year ended December 31, 2005, filed on March 31, 2005.
(2)	Filed as Exhibit 23.3 with Pre-Effective Amendment No. 1 to Registration Statement No. 333-13838, filed on October 19, 2001, and incorporated herein by reference.