Form 40-F
period 2005-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2006-03-31
CIK 912500

FORM 40-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

     OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005 Commission file number: 1-14620

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

As of December 31, 2005, the registrant had outstanding:

     208,036,316 Common Shares; No Class A Preference Shares; No Class B Preference Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes      82-_______          No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days:

   Yes              No

Back to Contents

Back to Contents

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2005, the end of the period covered by this report (the “Evaluation Date”), Crystallex International Corporation (“Crystallex”) conducted an evaluation (under the supervision and with the participation of Crystallex’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of Crystallex’s disclosure controls and procedures. Based on this evaluation, Crystallex’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by Crystallex in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the last evaluation by Crystallex’s management of Crystallex’s internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

AUDIT COMMITTEE FINANCIAL EXPERT

Crystallex’s Board of Directors has determined that Crystallex has at least one “audit committee financial expert” (as defined in General Instruction 8(b) of Form 40-F), serving on its Audit Committee and that such person is “independent” (as determined pursuant to the rules of the American Stock Exchange ). The audit committee financial expert is Johan C. van’t Hof. The information contained under the heading "Audit Committee" of Crystallex’s 2005 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Deloitte & Touche LLP, Independent Registered Chartered Accountants, to the Company for the audit of the Company’s annual financial statements for 2005 and 2004, and fees billed for other services rendered by Deloitte & Touche LLP during the period from January 1, 2004, to December 31, 2005:

Back to Contents

Year ended December 31,

	2005	2004

Audit fees(1)	U.S.$543,822	U.S.$470,590
Audit-related fees(2)	U.S.$154,386	U.S.$ 223,543
Tax fees(3)	U.S.$367,736	U.S.$ 870,553
All other fees(4)	U.S.$135,543	U.S.$ 870,553

Notes:

(1)	Includes fees related to the audit of the Company’s annual financial statements for 2005-2004.
(2)	Includes fees related to quarterly reviews.
(3)	Includes fees for tax advice.
(4)	Includes fees other than those referred to in Notes (1) and (2) above, relating primarily to reviews of registration statements and prospecti.

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

All of the services described in above table for Audit related fees, Tax fees, and All of fees were approved by the Audit Committee. To Crystallex’s knowledge, none of the hours expended on Deloitte & Touche’s engagement to audit the Crystallex’s financial statements for the most recent fiscal year were attributed to work performed by persons other than Deloitte & Touche’s full-time, permanent employees

OFF BALANCE SHEET ARRANGEMENTS

Crystallex does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations”and other committments set forth in “Management’s Discussion and Analysis,” which is Annex D to the 2004 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, and incorporated herein by reference.

IDENTIFICATION OF AUDIT COMMITTEE

Crystallex has a separately designated standing Audit Committee. The current members of the Audit Committee are Johan C. van’t Hof (Chair), C. William Longden and Harry J. Near, each of whom is independent as such term is defined under applicable securities laws and applicable American Stock Exchange rules. The information contained under the heading "Audit Committee" of Crystallex’s 2005 Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.

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

CRYSTALLEX INTERNATIONAL CORPORATION

BY:	/s/ Daniel E. Hamilton
Daniel E. Hamilton
Chief Financial Officer

Date: March 31, 2006

Back to Contents

Exhibit Index

Exhibit No.	Exhibit

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of SNC-Lavalin Engineers & Constructors Inc.

23.3	Consent of Mine Development Associates

23.4	Consent of Dr. Richard Spencer, P.Geo

31.1	Certification of Todd Bruce pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

31.2	Certification of Daniel E. Hamilton pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Todd Bruce pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

32.2	Certification of Daniel E. Hamilton pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the Year Ended December 31, 2005, and annexes thereto

99.2	Audited Consolidated Financial Statements as at and for the year ended December 31, 2005 and Management's Discussion and Analysis of Financial Condition and Results of Operations, incorporated by reference from Annexes A and B to Exhibit 99.1

*	To be filed by amendment.

i