Form 40-F
period 2006-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2007-03-30
CIK 912500

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 40-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                       or

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006   Commission File Number 001-14620
                            ________________________

                      Crystallex International Corporation
             (Exact Name of Registrant as Specified in its Charter)

      Canada                        1040                      98-1052628
(Province or other       (Primary Standard Industrial      (I.R.S. Employer
Jurisdiction of          Classification Code Number)       Identification No.)
Incorporation or
Organization)

                        Suite 1210, 18 King Street East
                                Toronto, Ontario
                                 Canada M5C 1C4
                                 (416) 203-2448
   (Address and telephone number of Registrant's principal executive offices)

                          Corporation Service Company
                      1090 Vermont Avenue, N.W., Suite 430
                             Washington, D.C. 20005
                                 (888) 690-2882
 (Name, address and telephone number of agent for service in the United States)
                             _____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                 Name of each exchange
         Title of each class                      on which registered
         -------------------                      -------------------

    Common Shares, no par value                    American Stock Exchange
                                                   Toronto Stock Exchange


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

For annual reports, indicate by check mark the information filed with this Form:

   [X]  Annual Information Form        [X]  Audited Annual Financial Statements

         Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by this annual report:

The Registrant had 245,424,494 Common Shares outstanding as at December 31, 2006

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                   Yes          82-                     No     X
                       -------      --------                ---------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                   Yes    X                         No
                       -------                          ------

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                    ----------------------------------------

Document No. 1:   Annual Information Form for the year ended December 31, 2006.

Document No. 2:   Audited Consolidated Financial Statements for the year ended
                  December 31, 2006, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles.

Document No. 3:   Management's Discussion and Analysis for the Year Ended
                  December 31, 2006.

                         [CRYSTALLEX GRAPHIC OMITTED]

                      CRYSTALLEX INTERNATIONAL CORPORATION


                             ANNUAL INFORMATION FORM

                      FOR THE YEAR ENDED DECEMBER 31, 2006


                                 March 30, 2007


                                TABLE OF CONTENTS



DOCUMENTS INCORPORATED BY REFERENCE.................1           Regional Geology.............................15
                                                                Local Geology................................15
FOREIGN CURRENCY AND ACCOUNTING PRINCIPLES..........1           Mineralization...............................16
                                                             DRILLING, SAMPLING AND DATA VERIFICATION........17
GLOSSARY AND METRIC/IMPERIAL CONVERSION TABLE.......1        MINERAL RESERVES................................18
                                                             ADDITIONAL MINERAL RESOURCES....................18
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...2        20,000 TPD FEASIBILITY STUDY AND 2005
                                                             DEVELOPMENT PLAN (UPDATE TO THE 20,000 TPD
NATIONAL INSTRUMENT 43-101 - STANDARDS OF                    FEASIBILITY STUDY)..............................19
DISCLOSURE FOR MINERAL PROJECTS.....................2        ENGINEERING, PROCUREMENT AND CONSTRUCTION
                                                             MANAGEMENT......................................20
CRYSTALLEX..........................................3        PERMITS.........................................21

   OVERVIEW.........................................3     OTHER ASSETS.......................................21
   CORPORATE CHART..................................5
                                                             TOMI OPERATIONS.................................22
MINERAL RESERVES AND RESOURCES......................6           Overview.....................................22
                                                                Location and Property Description............23
INFORMATION WITH RESPECT TO THE GOLD INDUSTRY.......7           Physiography, Climate and Local Resources
                                                                and Infrastructure...........................23
MINING IN VENEZUELA.................................7           History......................................23
                                                                Geology and Mineralization...................23
   VENEZUELA........................................8           Drilling, Sampling and Data Verification.....23
   MINING LAW.......................................8           Mine Production..............................24
      Introduction..................................8           Mineral Reserves.............................24
      Mineral Concessions...........................8           Mineral Resources............................24
      Direct Exploitation...........................9           Environmental Liabilities....................24
   ENVIRONMENTAL LAWS...............................9        LO INCREIBLE PROPERTIES.........................25
      General.......................................9           Background...................................25
      Environmental Impact Assessment...............9           Location and Property Description............25
      Mine Closure and Remediation.................10           Accessibility, Physiography, Climate and
   TAXATION........................................10           Local Resources and Infrastructure...........25
      Corporate Income Tax.........................10           History......................................26
      Dividends and Branch Profits Tax.............10           Geology and Mineralization...................27
      VAT and Import Duties........................10           Drilling.....................................27
      Science and Technology Contribution..........11           Mine Production..............................27
      Tax Treaties.................................11           Mineral Resources............................28
   EXCHANGE CONTROLS...............................11           Environmental Liabilities....................28
                                                                Current Activities...........................28
LAS CRISTINAS PROJECT..............................11        REVEMIN MILL....................................28
                                                                Overview.....................................28
   LOCATION AND PROPERTY DESCRIPTION...............11           Environmental Liabilities....................28
   MINE OPERATION AGREEMENT........................12           Production...................................28
   ACCESSIBILITY, PHYSIOGRAPHY AND CLIMATE AND               ALBINO PROJECT..................................29
   LOCAL RESOURCES AND INFRASTRUCTURE..............13     DESCRIPTION OF SHARE CAPITAL AND RELATED
      Accessibility................................13     INFORMATION........................................29
      Physiography and Climate.....................14        AUTHORIZED CAPITAL..............................29
      Local Resources and Infrastructure...........14        COMMON SHARES...................................29
   HISTORY.........................................14        CLASS "A" PREFERENCE SHARES AND CLASS "B"
   GEOLOGY AND MINERALIZATION......................15        PREFERENCE SHARES...............................29
                                                             SHAREHOLDER RIGHTS PLAN.........................29
                                                             PRICE RANGE AND TRADING VOLUME OF THE COMMON
                                                             SHARES..........................................30
                                                             DIVIDEND POLICY.................................30

   CAPITALIZATION..................................31        CORPORATE GOVERNANCE STATEMENT..................44

LEGAL PROCEEDINGS..................................31     TRANSFER AGENT AND REGISTRAR.......................44

   WITHDRAWAL OF MINCA LITIGATION..................31     MATERIAL CONTRACTS.................................44
      MINCA Litigation.............................31
      Vannessa Arbitration.........................32     INTEREST OF EXPERTS................................44

RISK FACTORS.......................................32     ADDITIONAL INFORMATION.............................44

   RISKS ASSOCIATED WITH OPERATING IN DEVELOPING          SCHEDULE "A" CONSOLIDATED FINANCIAL STATEMENTS
   COUNTRIES.......................................32     (AS ATTACHED).......................................1
   RISKS SPECIFIC TO OPERATIONS IN VENEZUELA.......33
      Political and Economic Instability...........33     SCHEDULE "B" MANAGEMENT'S DISCUSSION AND ANALYSIS
      Environmental Permit Still Required..........33     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS....1
      Exchange Controls............................33
   MINE OPERATION AGREEMENT........................33     SCHEDULE "C" GLOSSARY OF DEFINED TERMS AND
      Lack of Ownership Rights.....................33     TECHNICAL MINING TERMS AND ABBREVIATIONS............1
      Lack of Copper Rights........................33
   PROPOSED AMENDMENTS TO MINING LAWS..............34     SCHEDULE "D" MINE OPERATION AGREEMENT AND RELATED
   ARBITRATION PROCEEDINGS.........................34     DOCUMENTS...........................................1
      Sale of Gold.................................34
      Unauthorized Miners..........................35     SCHEDULE "E" AUDIT COMMITTEE CHARTER................1
      Imataca Forest Reserve.......................35
   GENERAL RISK FACTORS............................35     SCHEDULE "F" POLICY ON INDEPENDENCE OF DIRECTORS....1
      Title to Mineral Properties..................35
      Environmental Regulation and Liability.......35
      Additional Funding Requirements..............36
      Reserve and Resource Estimates...............36
      Mineral Exploration and Exploitation.........37
      Uninsurable Risks............................37
      Competition..................................37
      Dependence on Limited Mining Operations
      and Properties...............................37
      Production Risks.............................37
      Regulations and Permits......................38
      Gold Price Volatility........................38
      Currency Fluctuations........................39
      Credit and Market Risks......................39
      Recent Losses and Write-downs................39
      Operating Losses are Expected to Continue In
      the Near Future..............................39
      Dependence on Key Employees..................39
      Compliance with Sarbanes-Oxley Act of 2002...40
      Common Share Price Volatility................40
      Potential Dilution...........................40
      Enforcement by Investors of Civil
      Liabilities..................................40
      Future Hedging Activities....................41
      No Payment of Cash Dividends in the Near
      Future.......................................41

DIRECTORS AND SENIOR OFFICERS......................41

   AUDIT COMMITTEE.................................43
      Composition..................................43
      Charter......................................43
      Policy on the Provision of Services by
      External Auditors............................43
      External Auditors Service Fees...............43

                      DOCUMENTS INCORPORATED BY REFERENCE


     The following documents of Crystallex International Corporation (the "Corporation") filed with the securities regulatory authorities in certain of the provinces of Canada are incorporated by reference in this Annual Information Form:

     (a) the audited consolidated balance sheets of the Corporation as at December 31, 2006 and 2005, and consolidated statements of operations, cash flows and shareholders' equity of the Corporation for each of the years in the three year period ended December 31, 2006, including the notes thereto and the auditors report thereon (the "Consolidated Financial Statements");

     (b) management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended December 31, 2006 ("Management's Discussion and Analysis");

     (c) the executive summary of a feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. ("SNC-Lavalin") and other independent consultants in September 2003 with respect to the development of the Las Cristinas project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day (the "20,000 TPD Feasibility Study");

     (d) the development plan (update to the 20,000 TPD Feasibility Study) completed by SNC-Lavalin and other independent consultants in August 2005 (the "2005 Development Plan").

     Copies of these documents are available on the SEDAR website at www.sedar.com. Copies of the Consolidated Financial Statements and Management's Discussion and Analysis are attached to this Annual Information Form as Schedule "A" and Schedule "B," respectively.

     Any statement contained in a document incorporated by reference in this Annual Information Form (a "prior statement") shall be deemed to be modified or superseded for purposes of this Annual Information Form to the extent that any statement contained in this Annual Information Form (a "subsequent statement") modifies or supersedes such statement. A subsequent statement need not state that it has modified or superseded a prior statement. The making of a subsequent statement will not be deemed an admission for any purposes that the prior statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any prior statement so modified or superseded will not constitute part of this Annual Information Form except as so modified or superseded.


                  FOREIGN CURRENCY AND ACCOUNTING PRINCIPLES

     In this Annual Information Form, unless otherwise specified, all references to "C$" are to Canadian dollars and all references to "US$" or "U.S. dollars" are to United States dollars. The Consolidated Financial Statements are reported in U.S. dollars.

     The following table sets out the rates of exchange for Canadian dollars ("C$") per U.S. dollar in effect at the end of the periods indicated and the average rates of exchange during such periods based on the noon spot rate quoted by the Bank of Canada:

                                                  Year ended December 31,
                                              2006         2005         2004
  Rate at end of year...................     C$1.1653   C$1.1659     C$1.2036
  Average rate for year.................      C$1.134   C$1.2116     C$1.3015

     The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as described in note 19 to the Consolidated Financial Statements, conform in all material respects with accounting principles generally accepted in the United States.

                 GLOSSARY AND METRIC/IMPERIAL CONVERSION TABLE

     A glossary of certain defined terms and technical mining terms and abbreviations and a metric/imperial conversion table are included in Schedule "C" to this Annual Information Form.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements included or incorporated by reference in this Annual Information Form, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" and "Risk Factors" in Management's Discussion and Analysis. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Annual Information Form, or in the case of documents incorporated by reference herein, as of the date of such document, and the Corporation disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.


   NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS

     National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") issued by the Canadian Securities Administrators (the "CSA") requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, including disclosure of a mineral resource or mineral reserve, concerning a mineral project on a property material to the issuer must be based on material provided by a qualified person or under their supervision (a "Qualified Person"). A Qualified Person for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association. The issuer must disclose the name and the relationship to the issuer of the Qualified Person who prepared or supervised the preparation of the information that forms the basis for the written disclosure.

                                  CRYSTALLEX

Overview

     Crystallex International Corporation (the "Corporation") is a corporation continued under the Canada Business Corporations Act. The registered and head office of the Corporation is located at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4.

     The Corporation and its subsidiaries (collectively, the "Crystallex Group") explore for, mine and produce gold, with a primary focus on Venezuela. The Corporation's principal asset is its interest in the Las Cristinas project located in Bolivar State, Venezuela. The Corporation's other assets include the Tomi operations, the Lo Increible properties (which include the La Victoria deposit), and the Revemin mill, all of which are located in Bolivar State, Venezuela.

     The primary focus of the Corporation over the past five years has been the development of the Las Cristinas project, including:

     o entering into a mine operation agreement dated September 17, 2002, with Corporacion Venezolana de Guayana (the "CVG");

     o    supervising the preparation of the 20,000 TPD Feasibility Study;

     o completing financing transactions (including a C$115 million Common Share offering in April 2004, a US$100 million debt offering in December 2004, a C$10 million short term note financing in September 2005 in conjunction with the establishment of a C$60 million equity draw down facility, a US$31 million private placement in February 2006, the receipt of C$21.6 million and C$5 million pursuant to draw downs under the equity draw down facility in the fourth quarter of 2005 and January 2006, respectively, and a C$32.4 million offering of units in August 2006), and an early exercise of certain Common Share purchase warrants for proceeds of US$6.04 million;

     o closing of the Corporation's outstanding commodity contract obligations of US$14,000,000 million as part of the restructuring (including arranging a new debt facility for the hedge settlement amount and amending an existing debt facility) of its outstanding obligations with Standard Bank PLC ("SB"). In May 2006 the Corporation issued 3.8 million common shares to SB as settlement of the $7.5 million exchangeable portion of the bank loan.;

     o working to acquire the necessary permits (including the submission of an environmental impact study);

     o entering into an Engineering, Procurement and Construction Management Contract (the "EPCM Contract") with SNC-Lavalin and supervising the engineering and procurement process;

     o supervising the preparation of a NI 43-101 compliant Technical Report, which represented an update to the 20,000 TPD Feasibility Study (the "2005 Development Plan") completed in August 2005 by SNC-Lavalin, MDA and other independent consultants.;

     o 98% completion of detailed engineering and design work and purchasing all long lead time equipment; and

     o securing the Ministry of Basic Industries and Mining ("MIBAM") approval of the technical, commercial and contractual compliances aspects of the Las Cristinas project in March 2006.

     The Corporation produced approximately 47,000 ounces of gold in 2006 from its operations in Venezuela, including the Tomi open-pit and underground mines, the La Victoria open-pit mine and ore purchased from third parties. All the ore from these sources is processed at the Corporation's Revemin mill. The Corporation continues to conduct exploration on the Tomi properties with the aim of finding sufficient open-pit ore to supply the Revemin mill after the depletion of the existing Tomi pits during 2008.

     The Corporation conducted a diamond drill program at Las Cristinas from October 2006 to February 2007 and it is anticipated that an updated resource and reserve estimate will be completed by the end of June, 2007. The drilling program focused on three areas of the Las Cristinas property: (1) the western margin of the planned Conductora pit where mineralization is open at depth down-dip; (2) the extreme southwest of the planned Conductora pit where a sheet of relatively shallow ore was discovered in the hanging wall of the main Conductora ore zone in previous drilling; and (3) the Morrocoy zone which lies in the northern part of the property. Known mineralization in the Morrocoy zone has similar characteristics to that of the Conductora area which contains the bulk of the known mineral ore reserves at Las Cristinas. Previous drilling of the Morrocoy zone was relatively wide-spaced to the extent that known mineralization there is classified as an inferred mineral resource. Crystallex believes that there is sufficient continuity of mineralization at Morrocoy to warrant denser drilling with the objective of upgrading the inferred mineral resources to the measured and indicated category. If this objective is achieved, the Morrocoy zone could contribute to an increase in the overall mineral reserves at Las Cristinas.

     The diagram below shows the relative locations of the Corporation's current projects in the Bolivar State, Venezuela.

                      [GRAPHIC AS INDICATED ABOVE OMITTED]

Corporate Chart

     The following chart lists the principal subsidiaries of the Corporation and their jurisdictions of incorporation. Except where noted, all subsidiaries are wholly-owned, directly or indirectly, by the Corporation.


                                      -------------------           ------------------------
                                     |    CRYSTALLEX     |         |     CRYSTALLEX         |
                                     |   INTERNATIONAL   |_________|     INTERNATIONAL      |
                                     |    CORPORATION    |         |     CORPORATION        |
                                     |   (Canada) (1)    |         | (Venezuelan Branch)(1) |
                                      --------------------          -------------------------
                                               |
                                               |
            ___________________________________|__________________________________________
           |                                   |                                          |
           |                                   |                                          |
           |                                   |                                          |
  --------------------                --------------------                       --------------------
 |    CRYSTALLEX      |              |      0702259       |                     |      BOLIVAR       |
 | de URUGUAY, S.A.   |              |      B.C. LTD.     |                     |  GOLDFIELDS A.V.V. |
 |      (BVI)         |              | (British Columbia) |                     |      (Aruba)       |
  --------------------                --------------------                       --------------------
           |                                   |                                                           |
           |                                   |                                          |
           |                                   |                                          |
  --------------------                --------------------                       --------------------
 |    CRYSTALLEX      |              |        ECM         |                     |      ORINOQUIA     |
 | de VENEZUELA, C.A. |              |    (VENCO) LTD.    |                     |    MINING A.V.V.   |
 |  (Venezuela)       |              |     (Bermuda)      |                     |       (Aruba)      |
  --------------------                --------------------                       --------------------
           |                                   |                                          |
           |                                   |                                          |
           |                                   |                                          |             93%
  --------------------                --------------------                      __________|_________________
 |    CORPORACION     |              |   OSMIN HOLDINGS   |                    |                            |
 |    SUAYCA, C.A.    |              |     LIMITED (3)    |                    |                            |
 |    (Venezuela)     |              |     (Bermuda)      |           --------------------      --------------------
  --------------------                --------------------           |      MINERAS       |    |                    |
                                               |                     |  BONANZA, C.A.(2)  |    |   REVEMIN II, C.A. |
                                               |                     |    (Venezuela)     |    |    (Venezuela)     |
                                               |                      --------------------      --------------------
                                      -------------------
                                     |     AURIFEROS     |
                                     |  EL CALLAO, C.A.  |
                                     |   (Venezuela)     |
                                      -------------------
                                               |
                                               |
                                               |
                                      --------------------
                                     | CORPORACION MINERA |
                                     |  LAS MERCEDES EL   |
                                     |    CARAPO, C.A.    |
                                     |   (Venezuela)      |
                                      --------------------

______________________

Notes:

(1) The Corporation holds its interest in the Las Cristinas project directly through its Venezuelan Branch. See "Las Cristinas project - Mine Operation Agreement."

(2) The Corporation holds its interest in the Tomi operations indirectly through Mineras Bonanza, C.A. See "Other Assets - Tomi Operations - Mine Production."

(3) The Corporation holds its interest in the Lo Increible operations indirectly through Osmin Holdings Limited. See "Other Assets -Lo Increible Properties - Background."

(4) The Corporation holds its interest in the Revemin mill indirectly through Revemin II, C.A. See "Other Assets - Revemin Mill - Overview."

                        MINERAL RESERVES AND RESOURCES

     The following table summarizes the mineral reserves and resources at the Las Cristinas project and certain of the Corporation's other mineral concessions and leases as at December 31, 2006. The mineral reserve and resource estimates have been prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and, as set out in the notes below, are based on technical reports prepared by independent experts, or have been prepared by the Corporation under the direction of, and verified by, Dr. Richard Spencer, P. Geo., a Qualified Person and VP Exploration of Crystallex International Corporation.

     Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity and to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration. See Schedule "C" for detailed definitions of mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource, inferred mineral resource, and cut-off grade.

                                                     RESERVES
                              PROVEN                    PROBABLE                    TOTAL
                    -------------------------   ------------------------   ---------------------------
                                    Contained                  Contained                     Contained
                    Tonnes    Grade   Gold      Tonnes   Grade   Gold      Tonnes    Grade     Gold
                    -------   ------  ----      ------- ------- ------     -------  -------    -----
                              (g/t)   (oz)               (g/t)   (oz)                (g/t)      (oz)
                                           (tonnes and ounces in thousands)
Las Cristinas
Project(1)....      50,613    1.25    2,031    327,833    1.14    11,975    378,446    1.15    14,006


                                                        RESOURCES(4)
                                MEASURED                 INDICATED                    TOTAL
                            -------------------------   ------------------------   ---------------------------
                                           Contained                  Contained                     Contained
                            Tonnes    Grade   Gold      Tonnes   Grade   Gold      Tonnes    Grade     Gold
                            -------   ------  ----      ------- ------- ------     -------  -------    -----
                                      (g/t)   (oz)               (g/t)   (oz)                (g/t)      (oz)
                                           (tonnes and ounces in thousands)

Las Cristinas
Project(1)...........       15,411    1.09     541      106,830    0.91  3,114     122,241     0.93    3,655
Tomi operations(2)...           --      --      --           13    18.3      8          13     18.3        8
La Victoria
operations(3)........           --      --      --        2,422     4.5    349       2,422      4.5      349
Total................       15,411    1.09     541      109,265    0.99  3,501     124,676     1.00    4,012
                            =======   ====     ===      =======    ====  =====     =======     ====    =====


                                               RESOURCES(4)
                                             ----------------
                                                 INFERRED
                                             ----------------
                                                            Contained
                                      Tonnes      Grade       Gold
                                     --------    --------   --------
                                                   (g/t)      (oz)
                                     (tonnes and ounces in thousands)

Las Cristinas project(5)......        163,046       0.87       4,537

_________________

Notes:

(1) The mineral reserves and resources with respect to the Las Cristinas project are based on estimates prepared by MDA (Steve Ristorcelli, P. Geo. and Scott Hardy, P. Eng., of MDA were the Qualified Persons) as of December 31, 2006. The mineral reserves estimated by MDA are based on a US$450 per ounce gold price and cut-off grades ranging from 0.4 grams of gold per tonne to 0.6 grams of gold per tonne depending on the mineral type. The mineral resources estimated by MDA are based on a cut-off grade of 0.5 grams of gold per tonne. See "Las Cristinas Project - Mineral Reserves" and " - Additional Mineral Resources."

(2) The mineral resources with respect to the Tomi operations represent the underground only. The mineral resource estimate has been estimated by the Corporation under the direction of, and verified by, Dr. Richard Spencer,
     P. Geo, VP Exploration, Crystallex International Corporation. The mineral resources estimated by the Corporation are based on cut-off grades ranging from 1.0 gram of gold per tonne to 1.5 grams of gold per tonne. See "Other Assets - Tomi Operations - Mineral Reserves" and " - Mineral Resources."

(3) The mineral resource with respect to the La Victoria operation has been estimated by Dr. Richard Spencer, P. Geo, VP Exploration, Crystallex International Corporation. The mineral resources are based on a cut-off grade of 2.0 grams of gold per tonne. See "Other Assets - Lo Increible Properties - Mineral Resources."

(4)  Mineral resources are in addition to and do not include mineral reserves.

(5) The inferred resources with respect to the Las Cristinas project are based on a cut-off grade of 0.5 grams of gold per tonne.


                 INFORMATION WITH RESPECT TO THE GOLD INDUSTRY

     The principal uses of gold are product fabrication and bullion investment. A broad range of end uses is included within the fabrication category, the most significant of which is the production of jewellery. Other end uses include official coins, electronics, miscellaneous industrial (including a role in jet engines and space craft) and decorative uses, medals and medallions.

     Global gold industry production is expected to be flat to declining for the next few years after significant growth from 1995 to 2001. The lack of growth is attributable, among other things, to relatively few recent material discoveries as a result of a decline in gold exploration activities from 1996 to 2002. In addition, gold producers are being forced to explore new regions as their deposits in historical locations are depleted.

     The cost of gold production expressed in U.S. dollars is rising globally primarily due to U.S. dollar weakness, higher costs in raw materials, notably sodium cyanide and steel grinding media, and a declining quality of reserves at producing mines.

     The price of gold has rebounded from its lows during the period 1998 to 2002, primarily due to U.S. dollar weakness and increased demand. In 2006, the price of gold ranged from $525 per ounce to $725 per ounce and averaged $604 per ounce for the year. Since 2000, there has been a strong inverse correlation between the trade-weighted U.S. dollar exchange rate and the gold price. Other principal factors affecting the gold price have been an increase in the demand for gold for investment purposes, primarily attributed to the markets in India and elsewhere in Asia and underpinned by jewellery demand, the increase of gold reserves by several nations, de-hedging by gold producers, negative real U.S. treasury bill yields, the second Washington Accord, which has limited central bank gold sales, global reflationary pressures and a general increase in global geopolitical tensions.

     The table below shows the average daily morning gold price fixing on the London Bullion Market from 1990 to 2006.

                                                     Average Gold Price
                                                     ------------------
                                                        (US$/oz)
             1996....................................      388
             1997....................................      331
             1998....................................      294
             1999....................................      279
             2000....................................      279
             2001....................................      271
             2002....................................      311
             2003....................................      363
             2004....................................      410
             2005....................................      445
             2006....................................      604

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation's control. The Corporation's revenues, cash flow and profitability are significantly affected by changes in gold prices. Consequently, a sustained downward trend in gold prices could negatively affect the future of the Corporation's operations. See "Risk Factors - General Risk Factors - Gold Price Volatility".

                              MINING IN VENEZUELA

     The Las Cristinas project and the Corporation's mining concessions and leases are located in Venezuela. The following is a brief description of certain aspects of mining in Venezuela.

Venezuela

     Venezuela is a democratic federal republic comprising 23 states, two federal territories, one federal district and 72 federal dependencies. The Republic is governed by a National Executive, comprising an elected President and an appointed (by the President) Council of Ministers, and an elected 165 member unicameral National Assembly.

     The President is elected for a renewable (one-time) six-year term. The current President is Hugo Chavez Frias, the leader of the Movimiento Quinta Republica (MVR). Mr. Chavez was elected to his first six-year term as President in 2000. He defeated a recall referendum organized by opposition political parties in 2004. In early December, 2006, President Chavez was elected for another six year term which commenced in February, 2007.

     Venezuela's natural resources sector is dominated by the hydrocarbon sector. In 2006, oil and natural gas production represented approximately 30% of Venezuela's gross domestic product and approximately 90% of its exports. Mineral production, primarily bauxite, alumina and primary aluminium, iron ore and steel, gold and diamonds, represented less than 1% of Venezuela's gross domestic product.

     The Guayana Region of south-eastern Venezuela, an area that is rich in minerals and covers approximately one-half of Venezuela, is one of the areas included in Venezuela's efforts to diversify its economy away from petroleum and natural gas. The CVG is a decentralized autonomous public administrative institution created in 1960 pursuant to the Law for the Development of Guayana and is responsible for the development and administration of the Guayana Region. The CVG, directly and through its subsidiary companies, is involved in the mining and production of bauxite, alumina and primary aluminium, iron ore and steel and gold as well as electricity and cement. The CVG is Venezuela's second largest industrial group after Petroleos de Venezuela, S.A., the state-owned petroleum and natural gas company.

     The Guayana Region is the primary source of Venezuela's hydroelectric capacity, including the Guri Dam that supplies over 67% of Venezuela's electricity requirements. Electricity costs in Venezuela are low by world standards.

     Venezuela has entered into bilateral investment treaties with a number of countries, including Canada.

Mining Law

     Introduction

     Under the Venezuelan constitution, all hydrocarbon and mineral resources belong to the Republic. The Mining Law of 1999 ("VML") regulates the exploration and exploitation of mineral resources (other than some industrial minerals not found on government lands). MIBAM (formerly, the Ministry of Energy and Mines) is responsible for administering the VML.

     The VML permits the exploration and exploitation of mineral resources in several ways, including exploration and exploitation by private parties pursuant to mineral concessions granted by the MIBAM and direct exploration and exploitation by the Government of Venezuela.

     Mineral Concessions

     Regulatory Title Process

     At the end of May 2006, MIBAM submitted a draft mining law (the "Mining Bill") to the Venezuelan National Assembly that represented the outcome of the announcement originally made in September 2005 by the Government to the effect that the Government intended to amend the mining law to enable the Government to exercise better control over the nation's mineral rights. The Government further stated that the amendments to the mining law would specifically target properties that were idle due to the title-holders' failure to comply with the terms and conditions of the underlying title. A mining sub-commission, chaired by Deputy Jose Ramon Rivero, was mandated to manage the legislative process for the Mining Bill. At a public function held in Tumeremo, Bolivar State on July 31, 2006 to address the mining community, as represented by both small scale miners and large commercial mining representatives, Deputy Rivero reiterated that the Mining Bill was not aimed at active gold properties but rather at those properties that had been inactive or abandoned for the past several years. He noted that the only CVG contracts that would be terminated were those granted up to 1999 by the CVG and which should have been active. In particular, Deputy Rivero noted that the Government does not consider the Las Cristinas project to be abandoned or idle since it has remained an active project, being advanced towards production. Deputy Rivero went on to publicly state that active mining contracts of such projects will remain in effect.

     Mineral Concession Taxes

     Holders of gold mineral concessions are required, from the fourth year of the concession, to pay a surface tax according to a sliding scale, from a minimum of 0.14 tax units per hectare (one tax unit equals approximately US$15.30) for years four to six and for concessions of up to 513 Ha, to a maximum of 0.38 tax units for years seventeen and over and for concessions over 11,286 Ha. Once production begins, concession holders are required to pay exploitation tax of, in the case of gold, 3% of the Caracas commercial value of the refined metal produced. Surface tax is reduced by the amount of exploitation tax paid, and is therefore nil once the exploitation tax paid equals or exceeds the surface tax due.

     Ownership of Concessions

     There are no restrictions on who (domestic or foreign) may hold mineral concessions. Mineral concessions may not be transferred without the consent of the MIBAM.

     Sale of Production

     Except for gold, there are no restrictions on the right to sell mineral production in world markets. In the case of gold, concession holders must offer to sell at least 15% of their gold production at world market prices to the Venezuelan Central Bank, which may or may not elect to purchase such amount. The balance may be exported with the permission of the Venezuelan Central Bank.

     Direct Exploitation

     The Government of Venezuela may reserve for itself, through a decree, the right to directly explore and exploit specific areas or some or all of the minerals within specific areas. Direct exploration and exploitation may be carried out either by the State itself through the MIBAM or by other public entities such as the CVG. The effect of such a reservation is to prohibit the grant of mineral concessions over these areas to private parties.

     Operation Agreements

     If the Government of Venezuela has reserved direct exploration and exploitation of minerals for itself, the MIBAM or the public entity may enter into operation agreements with third parties with respect the exploration and exploitation of the reserved minerals.

Environmental Laws

     General

     Venezuela has a comprehensive set of environmental laws administered by the Ministry of the Environment and Natural Resources ("MARN").

     Venezuela is also party to a number of important international conventions and treaties concerned with environmental protection and nature conservation.

     Environmental Impact Assessment

     All mining projects require a land use permit and an authorization to impact the natural resources, both of which are issued by the MARN. The granting of the permit to impact natural resources is dependent on approval of an environmental and social impact assessment ("EIA") by the MARN. The EIA process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. In addition, approval of the feasibility study by MIBAM is required before MARN will issue the environmental authorization.

     Mine Closure and Remediation

     All developers of mining projects have a general obligation to reclaim the environment to a productive condition when the project is completed. Specific laws regarding mine closure and remediation are limited. Such matters are normally covered in authorizations to affect the natural environment issued by the MARN.

Taxation

     Corporate Income Tax

     Venezuelan corporations and non-Venezuelan corporations carrying on business in Venezuela through a permanent establishment (i.e., Venezuelan branches) are subject to corporate income tax on their worldwide income (in the case of a Venezuelan corporation) or their income attributable to the permanent establishment (in the case of a Venezuelan branch) at a maximum rate of 34%. They are also subject to municipal tax of between 0.5% and 10% of their gross revenues depending on the municipality where they carry on business and the nature of their business.

     In determining taxable income, Venezuelan corporations and branches are subject to a system of inflation adjustments. If it owns a mining project, at the time the project is completed, a Venezuelan corporation or branch must revalue its non-monetary assets, liabilities and equity in line with inflation since acquisition and pay a one-time tax of 3% of the amount of the revaluation increase. At the end of each taxation year thereafter, the corporation or branch must revalue its non-monetary assets, liabilities and equity in accordance with the inflation rate. The corporation's or branch's taxable income for the taxation year may increase or decrease as a result of the adjustment.

     Venezuelan corporations and branches are entitled to amortize their capital assets on a straight-line basis over the useful life of the assets. Foreign exchange gains and losses are included in calculating income. Losses may be carried forward for three years in the case of operating losses and one year in the case of inflation adjustment losses from the year in which they are incurred.

     Dividends and Branch Profits Tax

     Dividends paid by Venezuelan corporations are subject to withholding tax at the rate of 34%. This withholding may be reduced under applicable tax treaties.

     Net earnings repatriated by Venezuelan branches are subject to a branch profits tax of 34%. This rate may be reduced under applicable tax treaties. The tax does not apply to net earnings reinvested in Venezuela for a minimum period of five years.

     Only those dividends and repatriations that originate from income that has not been subject to corporate income tax at the corporation or branch level are subject to the dividend withholding or branch profits tax.


     VAT and Import Duties

     Venezuelan corporations and branches are required to pay value added tax ("VAT") of 11% (reduced from 14% on March 1, 2007 and to be further reduced to 9% on July 1, 2007) on goods and services purchased by them, including imported goods and services. They may recover the VAT paid by them from the VAT charged and collected by them on goods and services sold by them in Venezuela. Export sales are subject to VAT of 0%. Exporters recover VAT previously paid by them through certificates issued to them by the Ministry of Finance. The certificates may be used as a credit against future VAT and income taxes or may be transferred to third parties for value and thereby monetized.

     Import duties of various rates are also payable on goods imported into Venezuela.

     A Venezuelan corporation or branch that is proposing to carry out a mining project that is in the national interest may apply to the National Executive for an exoneration from the VAT and import duties applicable to machinery and equipment imported by it into Venezuela for the project. The Corporation has applied for an exoneration of VAT during the construction phase of Las Cristinas.

     Science and Technology Contribution

     Venezuelan mining operations must invest or contribute to in science and technology projects an amount equal to 1% of gross income during each taxable year. The amount to be invested or contributed is based upon the previous year gross income. Any amount not invested or contributed during the taxable year must be paid to the Ministry of Science and Technology.

     Tax Treaties

     Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

     Venezuela reintroduced exchange controls in February 2003.

     Access to foreign currency is subject to a process of application and approval. All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

                             LAS CRISTINAS PROJECT

          The information set out below is based on, among other things:

          o    the 20,000 TPD Feasibility Study; and

          o    the 2005 Development Plan.

     A copy of the 20,000 TPD Feasibility Study and the 2005 Development Plan are available for review on the SEDAR website at www.sedar.com.

     The 20,000 TPD Feasibility Study and the 2005 Development Plan (updating the 20,000 TPD Feasibility Study) are the Corporation's current base case and the 2005 Development Plan is the current technical report for purposes of NI 43-101.

     The 20,000 TPD Feasibility Study and the 2005 Development Plan are incorporated by reference into this Annual Information Form for purposes of satisfying certain of the disclosure requirements of National Instrument 51-102 and Form 51-102F2 with respect to the Las Cristinas project, including mineralization, drilling, sampling, analysis and security of samples and metallurgical test work.

Location and Property Description

     The Las Cristinas project is located in Sifontes Municipality in Bolivar State, Venezuela, approximately 6 km west of the village of Las Claritas and approximately 360 km south of Puerto Ordaz and 670 km southeast of Caracas.

     The Las Cristinas project encompasses three principal zones of mineralization including the Conductora - Cuatro Muertos (termed "Conductora" for simplicity), Mesones - Sofia ("Mesones") and Cordova areas, which together constitute the Las Cristinas Deposits. At this time, the Cordova area is sub-economic and mineralization there is included in the Las Cristinas resource, but does not contribute to the reserve. The Las Cristinas Deposits are located on four contiguous areas, Las Cristinas 4, 5, 6 and 7, that total 3,885.6 Ha in extent.

         The relative locations of the Las Cristinas Deposits are shown in the following map.

                      [GRAPHIC AS INDICATED ABOVE OMITTED]

Mine Operation Agreement

     The Corporation's interests in the Las Cristinas Deposits are derived from:

     o a Presidential decree pursuant to which the Government of Venezuela reserved for itself, through the Ministry of Energy and Mines, the direct exploration and exploitation of the gold ore located in the Las Cristinas Deposits and granted to the Ministry of Energy and Mines the right to contract with the CVG the activities required to carry out such exploration and exploitation;

     o an agreement between the Ministry of Energy and Mines and the CVG pursuant to which the Ministry of Energy and Mines granted to the CVG the right to explore and exploit the gold ore located in the Las Cristinas Deposits and to enter into operation agreements with third parties for such purposes; and

     o a mine operation agreement between the CVG and the Corporation dated September 17, 2002 (the "Mine Operation Agreement").

     See "Mining in Venezuela - Mining Law - Direct Exploitation." English language translations of the Presidential decree, the agreement between the Ministry of Energy and Mines and the CVG and the Mine Operation Agreement referred to above are attached to the Annual Information Form as Schedule "D."

     The principal provisions of the Mine Operation Agreement are summarized below.

     o Authorization. The CVG authorized the Corporation and the Corporation agreed to make all investments and carry out all works necessary to explore, develop, exploit, commercialize and sell the gold mineral contained in the Las Cristinas Deposits for the CVG.

     o Fees and Payments. In consideration for its services, the Corporation is entitled to a fee equal to the value of the gold produced from the Las Cristinas Deposits less:

          (a) the following royalty to which the CVG is entitled based on the commercial value of the gold produced from the Las Cristinas
               Deposits:

Commercial Value                                                       Royalty

less than US$280 per ounce .........................................    1.0%
equal to or more than US$ 280 per ounce and
  less than US$350 per ounce........................................    1.5%
equal to or more than US$350 per ounce and
  less than US$400 per ounce........................................    2.0%
more than US$400 per ounce .........................................    3.0%


          (b) the Venezuelan exploitation tax payable by the CVG equal to 3% of the commercial value of the refined gold produced from the Las Cristinas Deposits.

          The Corporation is required to pay the exploitation tax on behalf of the CVG and is entitled to be reimbursed by the CVG thereof.

     o Covenants. The Corporation is required, among other things, to: prepare and present to the CVG for approval annual production plans (which include information with respect to capital investments, production volumes, processing capacity, operating costs, number of workers, projected price of gold and income from sales of gold and other material information relating to such matters) and annual and life-of-mine development plans (which include operational information relating to volumes of excavation, waste exploitation, handling of effluents and information with respect to environmental protection and security and other material information relating to such matters); provide certain social development programs (including employment and training programs for employees and groups of informal miners, improving community health care facilities, providing local housing and infrastructure improvements to water and sewage systems and road access to the project site); compensate the CVG for loss of profits if the project fails to meet approved production volumes for reasons other than as a result of force majeure; and carry out its activities in accordance with applicable Venezuelan environmental, mining and other laws and in accordance with principles of sustainable development.

     o Non-Assignment by the Corporation. The Corporation is not permitted to assign the Mine Operation Agreement.

     o Term and Termination. The term of the Mine Operation Agreement is 20 years subject to extension by the parties for two renewal terms (each 10 years). The Mine Operation Agreement may be terminated by either party on 90 days written notice if the other party defaults in the performance of its obligations under the Mine Operation Agreement.

     o Dispute Resolution. If a dispute arises under the Mine Operation Agreement that the parties are unable to resolve, the parties have agreed to refer the matter for determination to tribunals of Bolivar State, Venezuela.

     o Governing Law. The Mine Operation Agreement is governed by the laws of Venezuela.

Accessibility, Physiography and Climate and Local Resources and Infrastructure

     Accessibility

     The Las Cristinas project is accessed by road, and is approximately five hours' drive southeast from Puerto Ordaz. The Troncal 10 route consists of a four-lane highway for approximately 55 km and continues for approximately 280 km thereafter as a well-maintained two-lane paved road to the camp-site turn-off at Kilometre 84. From there, the Project is accessed via a 19-kilometre all-weather, unsealed road, the upgrading of which was completed by the Corporation in November 2005. The route of the unsealed road was designed to bypass local villages.

     Puerto Ordaz is a port city located on the Orinoco River with access to the Atlantic Ocean and is served by four airlines with numerous daily flights to Caracas and other major cities in Venezuela. The nearest commercial airstrip to the Project is at El Dorado, which is located approximately 100 km north of the camp-site towards Puerto Ordaz. A charter flight from Puerto Ordaz to El Dorado takes approximately one hour. An airstrip at Las Cristinas allows for the landing of small aircraft.

     Physiography and Climate

     The Las Cristinas project is located in a flat area with scattered, rounded hills that reach a maximum height of 30 m. The average elevation is 130 m above sea level. Four streams including the Amarilla, Las Claritas, Sofia and Morrocoy, flow through the property. These streams are sinuous due to the low topographic gradient across the Project area and flood their banks at times during the wet season. About 900 Ha of the Project area has been deforested during mining by itinerant miners. Hydraulic mining has led to flooding of pits and the accumulation of poorly consolidated tailings material which complicates access to the eastern part of the Project area where mineralization is located closest to the surface.

     The climate is tropical and humid. Temperatures typically range from 22(degree)C to 36(degree)C and operations can be conducted year around. Average annual rainfall is approximately 3.3 m, most of which falls in hour-long cloudbursts during the day. Average annual evaporation is approximately 1.8 m. The rainy season extends from May to October with a short rainy season in December. Rainfall in the relatively dry season is usually less intense than in the rainy season.

     Undisturbed primary vegetation is typical of the Sub-Amazon type rain forest. Large trees dominate the forest, with their canopy up to 30 m above the ground. The forest floor is relatively open. Secondary vegetation, which has now invaded the mined or otherwise disturbed areas, consists of smaller trees, shrubs, creeping vines and various grasses. This secondary growth tends to be denser than the primary vegetation.

     Local Resources and Infrastructure

     There is sufficient infrastructure in the region to support mining operations. Additional personnel will, however, have to be brought in for construction and mining operations. It is expected that the Corporation will employ approximately 400 individuals at the height of production. All salaried supervisory and technical labour, other than a few expatriate positions, are expected to be Venezuelan nationals. It is expected that over time, Venezuelan personnel will occupy all of the positions initially staffed with expatriates. There is ample water and land surface for mining, plant sites and tailings disposal.

     An existing construction camp has been refurbished. The administration offices and dining facilities are fully functioning.

     Power requirements will increase from an average of about 10 MW at the commencement of construction to about 30 MW when the plant is in full production. A 400 KVA power line (with a capacity of 300 MW and a current demand of approximately 100 MW) runs within 6 km of the Las Cristinas project to supply power to Brazil. The Government of Venezuela has installed a substation near the town of Las Claritas that is capable of supplying the Las Cristinas project. Power to the site will be carried via a new overhead power line, a distance of approximately 6 km, and will terminate at a new substation located on the Las Cristinas project.

History

     Gold was first discovered in the Las Claritas area in 1920. Gold mining at the Las Cristinas project site was initiated in the 1930s and continued sporadically on a minor scale until the early 1980s when a "garimpeiro" (itinerant, informal miners) gold rush occurred, with some 5,000 to 7,000 garimpeiros working alluvial and saprolite-hosted gold deposits using hydraulic mining techniques. The amount of gold recovered is unknown. Much of the Las Cristinas project site is covered with tailings from this early mining.

     After extensive exploration and development, Placer Dome Inc. (PDI) announced commencement of construction of the Las Cristinas mine on August 2, 1997. The inauguration took place at the site with officials of PDI, CVG, and representatives of the Venezuelan government present. On January 20, 1998, PDI announced that its operating company in Venezuela, Minera Las Cristinas C.A. had decided to suspend construction. Construction resumed in May 1999, but was again suspended on July 15, 1999, due to uncertainty with respect to gold prices and title. Up until that time, PDI had reportedly spent US$118 million on the project.

     See also "Legal Proceedings - Withdrawal of MINCA Litigation."

Geology and Mineralization

     Regional Geology

     The Las Cristinas project is located in the granite-greenstone terrain of the Guyana Shield. The Guyana Shield underlies the eastern part of Venezuela, Guyana, Surinam, French Guiana and parts of northern Brazil and was contiguous with parts of West Africa prior to the opening of the Atlantic Ocean in the Jurassic period. Three major geologic subdivisions have been established for the Guyana Shield: Archean rocks older than 2.5 million years consisting of high-grade metamorphic gneiss, local charnockite and widespread granitoid bodies; sedimentary and volcanic rocks of Early Proterozoic age which have undergone compressional tectonism and metamorphism and were intruded by syn-orogenic granites of Trans-Amazonian Orogeny; and mid-Proterozoic continental clastic units of Roraima Formation which unconformably overlie the Early Proterozoic rocks.

     Local Geology

     Weathered Profile

     The weathered profile at Las Cristinas includes an upper layer of ferralitic soil (up to 2 m thick) overlying a thin mottled clay zone (averaging 2 m thick), which in turn overlies a saprolite zone, which is generally 20 m to 60 m thick and locally over 90 m thick. The saprolite is subdivided into an upper oxide saprolite horizon, which is practically devoid of copper, and a lower sulphide bearing saprolite horizon that is enriched in copper. The oxide saprolite is red ochre in colour while the sulphide saprolite has a greenish hue. The oxide and sulphide saprolite is sharp in some areas of the deposit, while in others is separated by a transitional zone, called mixed saprolite, which contains both metal oxide and sulphide minerals. The saprolite typically overlies saprock; material in which the texture of the original rock is evident, but which is soft due to the abundance of clay minerals generated by weathering. The saprock layer ranges in thickness from a few metres to a few tens of metres in extreme cases. The upper 50 m of bedrock is characterized by centimetre-sized vugs and voids derived from the weathering of carbonate veins and carbonate matrix. This zone is termed carbonate-leached bedrock.

     Structure

     Two major fabric orientations are evident throughout the Las Cristinas Deposits. The older foliation (S1) consists of a moderately to intensely developed cleavage that is sub-parallel to bedding. The S1 foliation strikes north-south and dips at about 40(degree) to the west in the Conductora area. This foliation rotates in the Cordova and Mesones areas to a north-northwest strike and a steeper dip of about 70(degree) to the southwest. The S1 foliation contains a strong stretching lineation that plunges to the southwest and probably relates to fabric development in a major, regional shear zone.

     The S2 fabric is a spaced foliation that is axial planar to kink-folds. It strikes east-west and dips gently (about 20(degree)) to the north.

     A northeast-striking post mineral fault separates the Conductora - Cuarto Muertos - Sofia area from the Mesones - Cordova zone. The fault zone is intruded by steep, southeast - dipping post-mineral diorite-gabbro dykes.

     The Las Cristinas Deposits are cut by a system of post-mineral dioritic dykes that dip shallowly to the east and are arranged in an upward-stepping en echelon pattern.

     Alteration

     Various alteration assemblages are evident in the Las Cristinas Deposits. These include:

     o Widespread albite development in veins and as replacements of other minerals;

     o Potassic alteration occurs as K-feldspar replacements and veins. However a pervasive secondary biotite - magnetite assemblage is the dominant expression of K-silicate alteration throughout the Las Cristinas Deposits. Calcite is associated with the biotite-magnetite assemblage;

     o    Quartz-tourmaline assemblages with minor topaz;

     o    Quartz-muscovite-pyrite constitutes phyllic alteration and;

     o Ubiquitous iron-rich chlorite, epidote and calcite which are superimposed on the alteration assemblages described above. This superimposition is evident in the common partial replacement of secondary biotite and tourmaline by chlorite.

     Alteration minerals in the Las Cristinas Deposits have a roughly concentric distribution. The exception is albite, which is widespread and appears to predate the majority of the other alteration assemblages. Quartz-tourmaline alteration is most strongly developed in near-vertical breccia pipes in the Mesones - Sofia area where it occurs with traces of topaz. Tourmaline decreases in abundance in all directions away from the Mesones - Sofia centres. K-silicate alteration extends from Mesones - Sofia to the footwall of the mineralized zone in the east, to the southern margin of the Conductora area in the south and to the western part of the Cordova area in the west. K-silicate alteration is represented by the ubiquitous secondary biotite - magnetite assemblage, whereas K-feldspar is concentrated in the Mesones - Sofia area. The chlorite-calcite-epidote assemblage is located outboard of, and superimposed on, the K-silicate zone. Phyllic alteration is most strongly developed in the upper parts of the Mesones - Sofia breccia pipes.

     Mineralization

     Primary mineralization in hard-rock

     Sulphide content in the Las Cristinas Deposits is highest in the Mesones deposit where the quartz-tourmaline breccias contain up to 30% total sulphides. Sulphide content decreases southward into the Conductora deposit where the maximum sulphide content is 5%. This change in sulphide content is accompanied by a change in sulphide species: pyrite-chalcopyrite in the Mesones area is associated with minor molybdenite, whereas the content of chalcopyrite and molybdenite decrease southwards in the Conductora deposit and westwards into the Cordova area. The sulphide assemblage in the southern part of the Conductora deposit and to the west in the Cordova zone is strongly dominated by pyrite with minor chalcopyrite and no molybdenite.

     On a microscopic scale, gold can be found as free grains in quartz and as blebs and fracture fillings in pyrite and/or chalcopyrite. In the Conductora deposit, gold grade is crudely proportional to sulphide content to the extent that gold grade can be roughly estimated from the sulphide content of the interval. However, this relationship breaks down in the Mesones deposit where significantly higher sulphide content does not coincide with significantly higher gold grades: in fact, the average grade of Mesones is very similar to that of the Conductora deposit (1.1 g/t gold in Mesones versus 1.2 g/t gold in Conductora). The bulk of the economic mineralization is hosted by the biotite-magnetite alteration, although some of the highest-grade gold mineralization is hosted by the cross-cutting epidote-calcite-chlorite veins.

     Chalcopyrite is essentially the only copper mineral in the hard rock beneath the saprolite; hence copper grades correlate directly with chalcopyrite content in the Las Cristinas Deposits. In contrast to the average gold grade of the Mesones and Conductora deposits being similar, the average copper grade of the Mesones deposit is approximately double that of Conductora (0.12% in Conductora versus 0.27% in Mesones). The average grade of copper in the Las Cristinas Deposits is 0.13%.

     Sulphides occur as replacements, disseminations, clots, blebs, sulphide veinlets and also in veinlets with quartz and other alteration minerals throughout the Las Cristinas Deposits. The higher sulphide content in the Mesones deposit is evident in more extensive replacements and denser disseminations than are evident in the Conductora or Cordova areas. Many sulphide grains and stringers lie within the plane of the foliation while many disseminations and blebs cut across the S1 foliation. Areas of intense cleavage development are characterised by sulphide blebs that are flattened into the plane of the S1 foliation. The majority of quartz-carbonate-sulphide veinlets lie in the plane of the foliation. Veinlets that cross-cut the foliation show successive rotation into the plane of the foliation in areas of stronger fabric development. These features are interpreted to indicate that sulphide mineralization, and therefore copper and gold mineralization, occurred during and partially post-dated, S1 cleavage development. Sulphide accumulations are clearly folded by, and hence predate, the S2 foliation.

     Mineralization occurs in sub-parallel units that dip to the west at about 40(degree) parallel to bedding and to the S1 foliation. Well mineralized zones coincide with moderate to intense cleavage development and fragmental metavolcanic units and the poorest mineralization is in competent metavolcanic units such as basaltic lava flows in which cleavage is typically poorly developed. The important role that stratigraphy plays in hosting mineralization dictates that the deposit is stratiform, consisting of well mineralized zones separated by poorly mineralized units typically composed of impermeable basalt lava flows. Intrusive stocks, which cross-cut stratigraphy, are similarly poor hosts for mineralization due to their mechanical competence and related poor permeability.

     Down-dip continuity of mineralized zones has proved to be excellent in deep drilling. The overall true thickness of the gold mineralization envelope throughout the Conductora deposit reaches a maximum width of 500 m. Some individual higher-grade gold zones (>1g/t) exceed 100 m in thickness. Please see Figures 1.7.1 and 1.7.2 of the 2005 Development Plan for a graphic depiction of the distribution of gold mineral zones on cross section.

     Saprolite

     The copper content of the upper part of the saprolite is minimal due to natural oxidation and subsequent leaching of copper minerals in the oxide saprolite. The dissolved copper precipitates as secondary minerals in the sulphide saprolite, forming a "copper blanket;" a layer that is enriched in copper and which consists mainly of secondary copper minerals. The Las Cristinas Deposits contain a poorly developed copper blanket that is typically 5-20 m thick and which contains chalcopyrite, chalcocite and covellite in addition to pyrite.

     Gold mineralization is largely unaffected by oxidation and its grade and distribution throughout the saprolite is similar to that of the original hard rock prior to weathering. Hence, alternating zones of good and poor gold grade as described above, can be traced through the saprolite from the hard-rock below.

Drilling, Sampling and Data Verification

     The most detailed exploration work on the property was carried out by Placer Dome Inc. ("Placer"), the previous holder of an interest in the Las Cristinas Deposits (see "Legal Proceedings - Withdrawal of MINCA Litigation"). The work included:

     o mapping and rock sampling (geologic mapping was done at scales of 1:5,000 and 1:500 and over 1,200 samples were collected);

     o soil sampling (approximately 3,700 samples were taken from upper saprolite on a 50 m by 100 m grid in the main mineralized zones and on a 50 m by 200 m grid in the peripheral areas); soil samples were analyzed for gold;

     o    drilling of 1,174 drill holes totalling over 110,000 m;

     o geophysics (ground and airborne-magnetic programs, as well as induced polarization, radiometric and transient electromagnetic surveys); and

     o    tailings evaluation.

The work performed by PDI culminated in a comprehensive feasibility study in 1996, which was subsequently updated in 1998.

     Under the Mine Operation Agreement, the Corporation obtained an electronic database that included results of drilling, as well as topographic, geologic and engineering data derived from previous work completed by PDI. The database included geological information on 160,600 m of drilling and trenching, 162,806 gold assays, 145,547 copper assays, 60,655 cyanide-soluble copper assays and 145,221 silver assays. As part of the preparation of the MDA Report, MDA visited the Las Cristinas site in October 2002 and found drill pads, drill collars, drill cores and samples and photographs of core that supported the method of work that Placer reported to have been used in the exploration and evaluation of the Las Cristinas Deposits. In addition, MDA took independent samples of core, pulps and coarse rejects as part of the verification process. MDA concluded that Placer's exploration and sampling procedures conformed to, or exceeded, industry standards.

     In 2003, the Corporation completed a six-week, 2,199 m drill program designed to validate the historic project work. MDA was on site for the first three weeks of the program. The program included 12 diamond drill holes from which 1,016 half-core samples were taken for analysis. In addition, the Corporation analyzed 341 quarter cores, 198 coarse rejects and 259 pulps left at the site by Placer. As part of the verification program, blanks and standards were systematically inserted into the sample stream. MDA supervised drill sampling, sample collection and sample packaging for the first half of the program. Independent laboratories conducted sample preparation and assaying. MDA also took independent core samples to verify the work completed by the Corporation and requested that existing drill hole collars be surveyed by an independent contractor. As part of the MDA Report and following the completion of the verification program, MDA concluded that the Las Cristinas database could be used for feasibility level study and mineral reserve and resource estimation.

     The Corporation completed an 18-hole, 7,102 m drill program in 2004 and a further 5,524 m in 14 bore holes in 2005. Drilling in these two programs was focussed in the western and southern parts of the modeled Conductora pit shell. The objective of these programs was to infill drill sparsely drilled areas to upgrade resource classification and ultimately increase the reserve. See "Geology" in the 2005 Development Plan for a detailed description of the sampling, analysis, data verification and security measures used in the pre-2003, 2003, 2004 and 2005 drill programs.

     The Corporation commenced a 13,500 m drill program on November 1st, 2006. Twenty-seven diamond drill holes (6,583 m) of this program had been completed by December 31st, 2006 and the program was concluded in February 2007. Results from this drill program will be released once the sample results have been received from the assay laboratory and have passed the quality assurance and quality control (QAQC) measures implemented for the program. The Corporation contracted an independent consultant, Mr Trevor Nicholson of Comox, B.C., a qualified assay chemist, to audit the Corporation's proposed QAQC procedure prior to start-up of the drill program. Mr Nicholson was on site at Las Cristinas for approximately 40% of the duration of the drill program. All assay results from this drill program are sent to Mr Nicholson directly by the assay laboratory, SGS in Lima, Peru, for QAQC review. Mr Nicholson has the Corporation's authorization to request reassay of sample sequences which fail QAQC. Only once samples have passed QAQC are the results deemed acceptable by the Corporation.

     Mine Development Associates (MDA) has been contracted to undertake a resource estimation update which takes into account the results of the recent drilling. Mr Steve Ristorcelli of MDA, who will complete the resource estimation, undertook an on-site audit of the drill program in January 2007. It is estimated that the resource estimation and subsequent calculation of reserves will be completed by the end of the second quarter of 2007.

Mineral Reserves

     The estimated mineral reserves at the Las Cristinas project as at December 31, 2006, were as follows:


                        Mineral Reserves(1)  Average Grade      Contained Gold
                          (tonnes - 000's)       (g/t)         (ounces - 000's)
                        ------------------ ------------------ ------------------
   Proven..............       50,613              1.25              2,031
   Probable............      327,833              1.14             11,975
                        --------------------------------------------------------
Total..................      378,446              1.15             14,006


________________

Notes:

(1) Ore reserves for the Las Cristinas project were developed by applying relevant economic and engineering criteria to MDA's estimated Measured and Indicated resources in order to define the economically extractable portions, or Proven and Probable reserves. The mineral reserves estimates are based on a US$450 per ounce gold price, (however it conservatively maintains the pit shell designed using a US$350 per ounce gold price), and cut-off grades ranging from 0.4 grams of gold per tonne to 0.6 grams of gold per tonne depending on the mineral type. The reserve estimates reflect operating costs as set out in the 2005 Development Plan.

Additional Mineral Resources

     The estimated additional mineral resources at the Las Cristinas project at December 31, 2006, were as follows:

                                           Average                 Contained
                                             Grade                   Gold
                      Mineral Resources(1)(2)
                          (tonnes - 000's)       (g/t)         (ounces - 000's)
                        ------------------ ------------------ ------------------

    Measured............         15,411            1.09                541
    Indicated...........        106,830            0.91              3,114
Total Measured and
   Indicated............        122,241            0.93              3,655

Total Inferred..........        163,046            0.87              4,537

_______________

Notes:

(1) The mineral resource estimates were derived using data from all drilling done after the 2003 modelling. The new data include 12 twin core holes from 2003, 18 deep core holes from 2004 and 14 core holes from 2005, none of which were used in the 2003 modelling. The resources are estimated to the standard and requirements stipulated in NI 43-101 and meet Canadian Institute of Mining classifications. The mineral resources estimates are based on a cut-off grade of 0.5 grams of gold per tonne.

(2)  Mineral resources are in addition to and do not include mineral reserves.

20,000 TPD Feasibility Study and 2005 Development Plan (update to the 20,000 TPD Feasibility Study)

     In September 2003, SNC-Lavalin and other independent consultants (including MDA) completed the 20,000 TPD Feasibility Study. The 20,000 TPD Feasibility Study was approved by the CVG in accordance with the terms of the Mine Operation Agreement in March 2004.

     In August 2005, SNC-Lavalin and other independent consultants (including
MDA) completed the 2005 Development Plan, a comprehensive update of the 20,000 TPD Feasibility Study. The 2005 Development Plan was commissioned to incorporate a number of design enhancements and to include a review of capital and operating cost estimates. The revised capital estimate is US$293 million, an increase in approximately 10% from a revised estimate released in June 2004. The updated estimates incorporate several factors, including:

     o A 14-hole, 5,524 m drill program that was completed by the Corporation in 2005, results of which were press released on June 22nd, 2005, that resulted in an increase in reserves.

     o Estimates for operating costs increased from US$6.46/tonne of ore to US$7.66/tonne of ore, largely due to an increase in the costs for cyanide, steel and labour. As a result of this updated operating cost, MDA calculated revised reserves resulting from the consequent change in cut-off grades.

     o Operating cost estimates were not significantly affected by the near-global climb in energy costs, a reflection of Venezuela's extremely low, stable prices for fuel and electricity.

     The 20,000 TPD Feasibility Study, as updated by the 2005 Development Plan, serves as the Corporation's current technical report. The conclusions, estimates and findings of the 20,000 TPD Feasibility Study and the 2005 Development Plan are set out below.

     o Mining. Mining at Las Cristinas will be by conventional open-pit methods using excavators and haul trucks.

          The mine production schedule contemplated under the 2005 Development Plan provides for processing 20,000 tonnes of ore per day (7.3 million tonnes annually), an overall stripping ratio of 1.57:1 and an expected mine life of 41 years.

     o Processing and Recovery. Processing will consist of crushing, semi-autogenous primary grinding and secondary ball mill grinding. A gravity circuit is contemplated to recover free gold. Gold extraction will be achieved using a conventional carbon-in-leach circuit. Under this method of recovery, a slurry of gold ore, carbon granules and cyanide are mixed together, the cyanide dissolves the gold content and the gold is adsorbed onto the carbon and the loaded carbon is separated from the slurry for further processing. Gold is removed from the loaded carbon by pressure stripping the carbon to produce a pregnant eluate solution, electrowinning the solution to produce gold cathodes and smelting the cathodes to produce gold dore. Pilot-plant metallurgical testing conducted under the supervision of an independent consultant during the feasibility study resulted in an overall recovery rate of 88.7% for the planned ore blend.

          The average annual gold production contemplated under the 2005 Development Plan is 270,000 ounces for the life of mine and 304,000 ounces for the first five years.

          Subsequent to year-end 2006, MDA calculated the reserves at Las Cristinas using a US$450 per ounce gold price. The pit design and other physical parameters and costs that were used in the 2005 Development Plan did not change. The Corporation is reporting their 2006 year-end reserve calculations based on the updated US$450 per ounce gold price. At US$450 per ounce, proven and probable reserves at Las Cristinas are 378 million tonnes grading 1.15 g/t containing
          14.0 million ounces of gold. The strip ratio was reduced to 1.0:1.

     o Environmental Matters. The 2005 Development Plan concludes that environmental impacts from the development of Las Cristinas project can be minimized through the implementation of best management practices, responsible design, operations and monitoring. It is of particular importance that the project is operated to protect the environmental quality of the Imataca Forest Reserve. This will be achieved by protecting water quality; minimizing erosion and geomorphological processes, protecting air quality, limiting clearing, controlling noise and dust, and ensuring the site is closed responsibly once mining is completed, including re-vegetation and reforestation.

          A socio-economic assessment for the Las Cristinas project was conducted by Venezuelan firm ProConsult C.A. (ProConsult). Overall, ProConsult expects that the project will result in many positive benefits at the national, regional and local levels, such as generation of a dynamic effect on the economy, creation of jobs, improvement of infrastructure and implementation of social strengthening and job plans, and improvement in health conditions and quality of life. However, negative impacts are also expected as a result of introducing a large-scale industrial project into a rural community such as: accelerated migration, drastic changes in labour market and local economy, risk of social conflicts, impacts to cultural traditions and cultural landscapes, and impact on the demand for public and social services.

          Additional mitigation measures will be implemented over the course of the construction and operations period to minimize bio-physical environmental effects and socio-economic impacts, details of which are contained in the 2005 Development Plan. Concurrent reclamation will be carried out on disturbed land as this land is taken out of any future requirements for mining, storage, or access. Capital costs necessary for closure are expected to range from US$1,500,000 to US$6,500,000 at the time of closure.

     o Capital Costs. The estimated capital costs of the Las Cristinas project under the 2005 Development Plan are approximately US$293.0 million. In addition, sustaining capital totalling US$284 million over the 41 years of the mine will be required.

     o Cash Operating Costs. The estimated average total cash operating costs of the Las Cristinas project under the 2005 Development Plan are approximately US$221 per ounce (including royalties at US$350 per ounce) for the life of mine and approximately US$154 per ounce (including royalties at US$350 per ounce) for the first five years. At a US$450 per ounce gold price the total average operating cash costs increase due to higher royalty payments. Total cash costs, including royalties, at US$450 per ounce, average US$163 per ounce for the first five years and US$231 per ounce over the life of the mine.

     The Corporation plans to update capital and operating costs for Las Cristinas following receipt of the Permit.

Engineering, Procurement and Construction Management

     On March 25, 2004, following completion of a competitive bidding process, the Corporation entered into the Engineering, Procurement and Construction Management Contract (the "EPCM Contract") with SNC-Lavalin relating to the development of the Las Cristinas project.

     As of December 31, 2006, detailed engineering and design for the Las Cristinas project was 98% complete and the Company had spent approximately $115 million for equipment, including all long lead time items such as the mining fleet, crushers and grinding mills, as well as for engineering services and certain owner's costs administered by the EPCM contract. Additional amounts, (approximately $66 million to December 31, 2006) have been spent since the inception of the EPCM contract by the Corporation for owner's costs not governed by the EPCM contract, including amounts for site security, legal and consulting fees, social and community development programs and environmental work.

     The value of equipment in storage at the end of 2006 was approximately $61 million. The mining fleet is ready and in storage on the docks in Houston, USA and Antwerp, Belgium and all the other major equipment items are on schedule in terms of fabrication and delivery. The remaining purchasing of supplies and awarding of service contracts will be undertaken following receipt of the Permit. Project development slowed during 2006 while the Corporation continues to wait for the Permit.

     Upon receipt of the Permit to Impact Natural Resources (the "Permit") from MARN, the Corporation will commence construction of the base case 20,000 TPD operation. Assuming receipt of the Permit during the second quarter of 2007 and immediate availability of construction contractors, initial production should commence by mid 2009 at an average level of approximately 300,000 ounces of gold annually over the first five years. With 14.0 million ounces of proven and probable gold reserves at a gold price of US$450 per ounce, in excess of 17.7 million ounces of measured and indicated gold resources and an additional 4.5 million ounces of inferred gold resources, the Corporation plans to assess opportunities to double the scale of operations to 40,000 TPD based on a 40,000 TPD expansion pre-feasibility study completed in October 2005 which would see annual gold production average approximately 500,000 ounces.

Permits

     In August 2004, the Corporation announced that the land occupation permit (authorizing the occupation and use of the Las Cristinas Deposits for the purpose of mining) had been confirmed by the MARN.

     In April 2004, the Corporation initiated the process for obtaining the required mining permits, including the Permit, by submitting an environmental and social impact study (the "EIS") to the CVG and the MARN. The EIS was prepared simultaneously with the feasibility stage of design for the Las Cristinas project. It has taken more time than expected to conclude the permitting process, however various recent events have reinforced the Corporation's confidence in the commitment of the Government of Venezuela (the "Government") to support the Corporation's operating agreement. Among these events are the following developments

     o The commission established by the National Assembly of Venezuela to investigate the situation in the Las Claritas area of Bolivar State publicly concluded that the respective permits should be granted to the CVG.

     o In February 2006, the Corporation was granted the rights to explore and develop an aggregate quarry by the Mining Institute of Bolivar State (IAMIB). Aggregate is required for the construction of the Las Cristinas project and the proposed quarry is located approximately 1 km from the Las Cristinas project site.

     o In March 2006, MIBAM formally approved the legal, technical, economic, financial and social aspects of the 20,000 TPD Feasibility Study and 2005 Development Plan for the Las Cristinas gold exploitation project. The official approval of the project by MIBAM is based on the original terms and conditions of the underlying Mine Operation Agreement. Through the MIBAM approval, the

          Government of Venezuela has officially sanctioned the Las Cristinas gold project from the technical, economic, financial and social perspective.

     The Corporation continues to meet with senior government officials and is of the opinion that the Government recognizes and values its contractual commitments and working relationships with international companies that have demonstrated both compliance and good corporate citizenship in their dealings with government. The Las Cristinas project has the published support of the National Assembly, the senior Ministers involved in the permitting process and the senior levels of State and Municipal government. Consequently the Corporation has continued to advance the development of the Las Cristinas project.

     The Corporation remains unaffected by the Government's announced intention to change the regulatory title process for the mining industry from a combination of concession and operating contracts based one to one where all future mining rights will be granted through joint ventures or operating contract agreements, since the Mining Operation Agreement is consistent with the government's public references both to the type of operating contract that it intends to implement for the mining industry and to the validity of existing title that is in good legal standing.


                                 OTHER ASSETS

     The Corporation's other assets are also located in Bolivar State, Venezuela and include:

     o Tomi operations - mines ore from two open-pit mines and one underground mine, which is delivered to the Revemin mill for processing.

     o La Victoria/Lo Increible operations - mines ore from the La Victoria open-pit mine, which is delivered to the Revemin mill for processing. Waste rock from La Victoria is currently being used as a source of aggregate supply for Las Cristinas.

     o Revemin mill - processes ore from the Tomi and Lo Increible operations to produce gold.

     See "Operations Review" under Management's Discussion and Analysis for financial information relating to these assets.

Tomi Operations

     Overview

     The Tomi operations comprise approximately 500 Ha and are held by Mineras Bonanza, C.A. (an indirect, wholly-owned subsidiary of the Corporation) under a concession. See "Mining in Venezuela - Mining Law - Mineral Concessions."

     The Tomi operations currently consist of two open-pit mines (Mackenzie and Fosforito) and one underground mine (Charlie Richards). Open pit mining ceased at the Milagrito open pit mine at the end of the first quarter of 2006. Open pit and underground mining is conducted by mining contractors. The relative locations of the Tomi mines are shown in the diagram below.

                      [GRAPHIC AS INDICATED ABOVE OMITTED]


     With production of 41,638 ounces in 2006, the Tomi mines accounted for 88% of the Corporation's total gold production. The gold produced at Tomi was sourced 53% from the open pit mines and 47% from the underground mine. Gold production from Tomi in 2006 was 17% lower than 2005 principally as a result of processing one third less ore from the open pit operations. Ore production declined as more waste was required to be mined from the pits. Total material (waste and ore) mined from the pits increased by 10% in 2006, however, the strip ratio, (the ratio of waste to ore) increased from 6.3:1.0 in 2005 to 10.0:1.0 in 2006. It is expected that the existing Tomi open pits will be depleted during 2008. Declining open pit production was partially offset by underground production, which increased by approximately 2,400 ounces from 2005 to 2006.

     The Corporation is developing a regional exploration program targeting Tomi and adjoining concessions in an effort to extend the life of the El Callao operations beyond 2008. A total of 6,214 m of diamond and reverse circulation drilling was completed in 75 bore holes in the exploration of 5 target areas in the Tomi property in 2006. An additional 4,177 m of underground diamond drilling was completed in exploration of the down-plunge extension of mineralization in the Tomi Underground Mine in 2006. An updated resource estimate will be completed for the underground mine in 2007.

     Location and Property Description

     The Tomi concession is located approximately 16 km northeast of the town of El Callao in the El Callao District, Bolivar State, Venezuela. El Callao is a three-hour drive south from Puerto Ordaz, the largest city in Bolivar State. The Tomi property is accessible via an all-weather, northbound dirt road that exits from Highway 10 about 10 km from El Callao. Ore from Tomi is trucked approximately 21 km to the Revemin mill for processing. See "Revemin Mill" below.

     Physiography, Climate and Local Resources and Infrastructure

     The project area lies in open grassland and savannah from which dense vegetation (low tropical forest) has been stripped historically for farming purposes. Densely treed areas remain along watercourses and in some of the less accessible areas. The topography consists of gently rolling hills and shallow valleys between the elevations of 140 m and 200 m above sea level. The climate is tropical with average temperatures of 24(degree)C. Annual precipitation averages 1,200 mm, and mainly falls as tropical downpours during May to September with a second wet season in December-January.

     All necessary infrastructure exists at the Tomi concession since the open-pit mines have been in operation since March 2001.

     History

     The Corporation acquired the Tomi operations from Bolivar Goldfields Ltd. in August 2000. An extensive exploration program had been implemented in 1993, prior to the Corporation taking ownership of the Tomi operations. The work included soil and rock sampling, geological mapping, geophysics, trenching, and diamond and reverse circulation drilling. The exploration work culminated in a feasibility study (the "Kilborn Report") by Kilborn Inc. of Toronto, Canada in 1996.

     Geology and Mineralization

     The Tomi operations are located in the eastern limb of the "Y"-shaped El Callao greenstone belt. Stratigraphy in the greenstone belt generally consists of a basal mafic and ultramafic volcanic pile overlain by intermediate to felsic metavolcanic rocks, metavolcanoclastic rocks and metasediments. This sequence has been subjected to greenschist facies metamorphism. Most of the economic gold mineralization at Tomi is hosted by gabbro sills that were emplaced near the unconformable contact between the Yuruari Formation and the overlying Caballape Formation. The Yuruari Formation consists of phyllites and chlorite and sericite schists, while the Caballape is composed of mainly of clastic rocks such as metagreywackes and fragmental metavolcanics of intermediate composition.

     The gabbro bodies in the Tomi area show asymmetric folding with near-vertical northern limbs and moderately dipping southern limbs which define steep, southward-dipping axial planes. Fold axes plunge to the east-southeast at about 40(degree). Gold mineralization is spatially associated with southeast-striking shear zones and the most consistent gold grades are located where these structures cut folded gabbro bodies. Gold mineralization is located in the planar shear zones, but also extends outwards into the limbs of the folded gabbro.

     Alteration assemblages distal to mineralization are dominated by chlorite and calcite. These give way to muscovite-calcite alteration with leucoxene and finally to pervasive K-feldspar masses most proximal to mineralization. Gold mineralization has a strong association with pyrite and is concentrated in the muscovite-pyrite selvages adjacent to quartz-calcite veins. Black tourmaline is ubiquitous although no clear relationship with gold mineralization has yet been recognized.

     Drilling, Sampling and Data Verification

     A drilling program was conducted on the Tomi underground mine in 2001 and consisted of 111 holes, 64 of which were core and 47 were reverse circulation holes. Drill spacing throughout the entire deposit was close to 30 m, while the deeper mineralization was defined on centers closer to 35 m. The 2001 database contained 8,853 gold assays from 9,960 sample intervals.

     The Corporation has subsequently undertaken 27,555 m of drilling in six campaigns on the Tomi property as follows:

     o A 33-hole program totalling 4,464 m on the Charlie Richards deposit in the year 2000;

     o A further 30-hole program totalling 1,444 m at Charlie Richards in 2002;

     o    A 45-hole program of 3,682 m at the Milagrito deposit in 2003;

     o In 2004, an 11-hole program totalling 805 m at the Milagrito deposit, as well as a 28-hole campaign for 2,194 m at the Fosforito deposit;

     o Drilling was undertaken on three deposits at Tomi in 2005: 1,033 m in 21 bore holes at Fosfoirto, 2,163 m in 30 bore holes at Mackenzie, and 1,380 m in 21 bore holes on the Milagrito deposit.

     o A total of 6,214 m of diamond and reverse circulation drilling was completed in 75 bore holes on 5 targets in the Tomi property in 2006. An additional 4,177 m of underground diamond drilling was completed in 60 bore holes in the Tomi Underground Mine in 2006.

     Mine Production

     The annual production from the Tomi operations for the three years ended December 31, 2006 is set out below.

                                            2006             2005       2004
                                          --------        ---------  ---------
Open-pit mines
     Ore mined (tonnes)..................  227,845       313,599       334,289
     Waste mined (tonnes)................2,287,217     1,971,402     2,751,124
     Ore processed (tonnes)..............  211,936       319,287       350,008
     Average ore grade (g/t).............      3.1           3.2          3.46
     Recovery rate (%)...................      91%           93%           92%
     Production (ounces).................   19,428        30,290        35,961

Underground mine
     Ore mined (tonnes)..................   89,689        72,177        26,966
     Ore processed (tonnes)..............   88,183        63,319        28,454
     Average ore grade (g/t).............      8.4          10.2          6.89
     Recovery rate (%)...................      93%           95%           94%
     Production (ounces).................   22,210        19,811         5,891


     Mineral Reserves

     There are no NI 43-101 compliant mineral reserves to report for the Tomi operations.

     Mineral Resources

     The estimated mineral resources at the Tomi operations mines at December 31, 2006 are as follows:


                       Mineral Resources (1)(2) Average Grade    Contained Gold
                         (tonnes - 000's)          (g/t)        (ounces - 000's)
                       ------------------       -------------   ----------------

Underground Mine
    Indicated...........      13                    18.3               8

__________________
Notes:

(1) The mineral resources have been estimated by the Corporation under the direction of, and verified by, Dr. Richard Spencer, P. Geo., and are based on cut-off grades ranging from 1.0 grams of gold per tonne to 1.5 grams of gold per tonne.

(2)  Mineral resources are in addition to and do not include mineral reserves.

     Environmental Liabilities

     As at December 31, 2006, the Corporation estimates that the cost of maintaining the Tomi operations in compliance with existing regulatory environmental protection measures will amount to US$1.3 million.

Lo Increible Properties

     Background

     The Lo Increible Properties formed part of a land package that totalled 10,017 Ha prior to the Vengroup Transaction described below. These properties were held indirectly by Osmin Holdings Limited ("Osmin") under a combination of mining operation agreements and concessions. See "Mining in Venezuela - Mining Law - Mineral Concessions" and "- Direct Exploitation." In December 2005 the Corporation acquired, through an indirect, wholly-owned subsidiary, the minority shareholder interests in Lo Increible and now owns 100% of Osmin (having previously owned 51%). The Corporation further acquired the 30% outstanding interest in Tamanaco Holdings Limited, a corporation that controls the Lo Increible Mining Company de Venezuela, (C.A.), (the "Vengroup Transaction"). In August 2006, Tamanco amalgamated with Osmin.

     The Vengroup Transaction resulted in the Corporation acquiring the Lo Increible 2, Lo Increible 4C and Lo Increible 4D parcelas and La Victoria concession and relinquishing the Lo Increible 4A and Lo Increible 4B "parcelas." "Parcelas" are concessions that are held by CVG on which CVG entered into operating agreements with third parties. As a result of the Vengroup Transaction, the Corporation's Lo Increible Properties total 7,800 Ha in extent. The resources at the La Victoria mine are located on the Lo Increible 4D parcela and the La Victoria concession. The Lo Increible 2, 4C and 4D properties are governed by contracts with the CVG, whereas the La Victoria property is a concession.

               [GRAPHIC SHOWING LO INCREIBLE PROPERTIES OMITTED]

     Location and Property Description

     The Lo Increible properties are located in the 15-km long Lo Increible Belt - a northeast trending zone of scattered gold mineralization located immediately north of the town of El Callao in the El Callao District, Bolivar State, Venezuela. Ore from the La Victoria mine, located on the Lo Increible property, is delivered to the Revemin mill for processing. See "Revemin Mill" below.

     Accessibility, Physiography, Climate and Local Resources and
Infrastructure

     The Lo Increible properties, are located between El Callao and Guasipati, towns that are located on the principal two-lane paved highway that links Puerto Ordaz with Brazil. Puerto Ordaz is a major industrialized city and port on the Orinoco River, and lies 190 km by road to the north of El Callao. This highway is suitable for the transportation of major project components. A power line crosses the property, with a substation located immediately north-east of the La Victoria prospect. Access to the various deposits within the Lo Increible land package is provided by a network of dirt roads branching off the paved interstate highway. Water is abundant and fuel costs in Venezuela are exceptionally low (US$0.05 per litre for gasoline).

     The project area lies partly in savannah and partly in low tropical forest at elevations ranging from 150 m to 300 m. The climate is tropical with average temperatures of 24(degree)C. Annual precipitation averages 1,200 mm, and mainly falls as tropical downpours during the May to September rainy season.

     Open pit mining at La Victoria is conducted by a mining contractor. The diagram below shows the location of the open pit, waste dumps and crusher at La Victoria.

    [GRAPHIC SHOWING LOCATION, WASTE DUMPS AND CRUSHER AT VICTORIA OMITTED]

     History

     Despite the El Callao district's impressive production history and Lo Increible's numerous surface workings, little modern exploration had taken place until Bema Gold Corp. began work in the Lo Increible district in late 1993. Bema Gold Corp.'s exploration program began with panel sampling and geologic mapping of all the significant old workings on the Lo Increible belt, together with 15 km of dozer and backhoe trenching of areas of interest. These two programs generated approximately 9,000 sample assays. Accessible areas of the Increible 4 and 2 concessions, some 6,000 Ha in all, were covered by soil geochemistry on a 200 m by 25 m grid, resulting in the generation of a database containing 11,128 sample assays. A low-level airborne geophysical (magnetics and radiometrics) survey was also flown over the Lo Increible 2 and Lo Increible 4 areas.

     Areas of interest resulting from the trenching and panel sampling were followed up in 1994 by a Phase I Reverse Circulation drill program comprising 72 drill holes totalling 10,413 m. The targets generated by this drilling were subsequently followed up by additional reverse circulation and diamond drilling which, by the end of 1997, totalled 49,377 m in 302 drill holes. Nineteen additional diamond holes totalling 1,925 m were drilled in 1999.

     Geology and Mineralization

     The Lo Increible Belt is a northeast to east-northeast trending shear zone, which has a strike length of at least 15 km. Representative rock types within the belt include greenschist facies massive and pillowed basalts, intermediate to felsic metavolcanics and metavolcaniclastics, meta-epiclastic sedimentary rocks, as well as mafic and felsic intrusives. Tropical weathering has led to the development of a saprolite layer that is locally up to 40 m thick depending on the nature of the underlying protolith and the local penetration of water along fractures and faults.

     The supracrustal sequences are complexly folded into concentric to isoclinal double-plunging folds which plunge to the east or west at shallow angles (20(degree) to 40(degree)). Superimposed on the folded lithologies are zones of more intense brittle-ductile deformation that are best developed in more competent lithologies and along lithological competency contacts. The Lo Increible shear itself is a complex zone of splays and bifurcating faults along which gold mineralizing fluids were focused.

     Gold mineralization occurs in shear-vein systems, associated with intense hydraulic brecciation, silica injection and flooding, carbonation (calcite, ankerite and ferroan dolomite), sericitization, and the deposition of sulphides, mainly pyrite and subordinate arsenopyrite. Most of the gold occurs as microscopic grains on micro-fractures within the pyrite. Some coarser visible gold can occasionally be observed within discrete quartz veins.

     Drilling

La Victoria

     Exploration drilling on the project was carried out by Bema Gold Corp. in several phases between 1994 and 1999 resulting in 39,024 m of diamond drilling (HQ- and NQ-diameter) in 230 holes and 8,731 m of reverse circulation drilling in 71 holes. The bulk of the drilling was carried out at La Victoria (142 holes totalling 19,751 m) and La Cruz (76 holes totalling 14,642 m).

     All diamond drill holes were geo-technically logged by local technicians who measured core recovery and RQD. The holes were geologically logged by a number of different geologists and with a variety of formats until 1997 when all the drill information was coded according to lithology, structure, alteration and mineralization.

     The Corporation subsequently carried out three diamond drilling campaigns at La Victoria. These include:

     o A 35-hole, 2,885 m program in 2001 to provide detailed information for the phase 2-pit design;

     o A 10-hole, 874 m program in 2002 to delineate mineralization in the northern part of the deposit;

     o A 61-hole, 8,594 m program in 2004 to delineate mineralization beneath the Yuruari river and to increase the density of intercepts in areas of relatively sparse drilling. The greater density of drill intercepts was required for resource estimation purposes.

Lo Increible 2 concession

     A 3,131 m (27-hole) reverse circulation drill program was completed on an exploration target in the Lo Increible 2 concession in 2006. The potential of the low-grade gold mineralization intersected is dependent on the metallurgical tests which are underway.

     Mine Production

     The information presented below and under the heading "Mineral Resources" represents 100% of the production and mineral resources with respect to the Lo Increible properties. The annual production from the La Victoria mine for the three years ended December 31, 2006 is set out below.


                                      2006               2005             2004
                                    --------           --------         --------
La Victoria mine
   Ore mined (tonnes)................ 64,222            24,892          36,012
   Waste mined (tonnes)..............353,052           126,704         481,210
   Ore processed (tonnes)............ 51,424            25,649          25,974
   Average ore grade (g/t)...........    2.3               2.0             3.2
   Recovery rate (%).................    86%               89%             91%
   Production (ounces)...............  3,260             1,491           2,412

     Mineral Resources

     The mineral resources at the La Victoria mine at December 31, 2006 were as follows:

                            Mineral
                          Resources(1)        Average Grade      Contained Gold
                        (tonnes - 000's)          (g/t)         (ounces - 000's)
                        -------------------  ----------------   ----------------
Indicated..............     2,422                  4.5                349

____________________

Notes:

(1) The mineral resource with respect to the La Victoria operation has been estimated by Dr. Richard Spencer, P. Geo, VP Exploration, Crystallex International Corporation. The resource estimates are based on a cut-off grade of 2.0 grams of gold per tonne.

     Environmental Liabilities

     As at December 31, 2006, the Corporation estimates that the costs of environmental protection requirements at the La Victoria mine will be US$0.3 million.

     Current Activities

     The Corporation acquired its interest in the Lo Increible properties in February 2001 and commenced mining operations at La Victoria in April 2001. The La Victoria mine has been the only source of the production from the Lo Increible properties. During the fourth quarter of 2003, the Corporation reduced activities at La Victoria as a result of lower recovery rates due to the presence of refractory ore.

     During 2005, the Corporation reviewed alternative methods for processing of refractory sulphide ore at La Victoria. However, at present, modifying the Revemin mill is not economically attractive as there is insufficient mineralized material to recover capital for mill modifications, diverting the Yuruari River and pre-production waste stripping. Work continues on researching alternative treatment processes for the refractory ore at La Victoria.

     During 2007, the Company plans to mine approximately 10,000 tonnes per month of ore at La Victoria. A crusher at La Victoria is currently being used to crush waste rock, which is trucked to Las Cristinas for use as construction aggregate.

Revemin Mill

     Overview

     The Revemin mill is located approximately 3 km southeast of the town of El Callao in the El Callao District, Bolivar State, Venezuela and has the capacity to treat 1,250 metric tonnes of ore per day and has 177 full time employees. The Revemin mill processes ore from the Tomi and Lo Increible operations and ore purchased from independent miners at nearby operations. The Corporation holds its interest in the Revemin mill through Revemin II, C.A.

     The Revemin mill extracts gold using a conventional carbon-in-leach circuit.

     Environmental Liabilities

     As at December 31, 2006, the Corporation estimates that the costs of environmental protection requirements at the Revemin mill will be US$0.1 million.

     Production

     The annual production from the Revemin mill for the three years ended December 31, 2006 is set out below.

                                             2006         2005          2004
---------------------------------------- ------------ ------------- ------------
Revemin Mill
Tomi Open-Pit Ore Processed (tonnes)....   211,936      319,287       350,008
Tomi Underground Ore Processed (tonnes).    88,183       63,319        28,454
La Victoria Ore Processed (tonnes)......    51,424       25,649        25,974
Purchased Ore Processed (tonnes)........    16,124       10,159        39,068
     Total Ore Processed (tonnes)....... -----------  ------------  -----------
                                           367,667      418,414       443,504
                                         ===========  ============  ============
Head Grade of Ore Processed (g/t).......       4.4          4.2           3.7
Total Recovery Rate (%).................       92%          94%           93%
Total Gold Recovered (ounces)...........    47,344       53,178        48,973

             DESCRIPTION OF SHARE CAPITAL AND RELATED INFORMATION

Authorized Capital

     The share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of Class "A" preference shares and an unlimited number of Class "B" preference shares. As at December 31, 2006, there were 245,424,494 common shares, no Class "A" preference shares and no Class "B" preference shares issued and outstanding.

     The following is a summary of the material provisions attached to the common shares, the Class "A" preference shares and the Class "B" preference shares.

Common Shares

     Each common share entitles the holder to receive dividends if, as and when declared by the directors, to have one vote at all meetings of holders of common shares and to participate rateably in any distribution of the assets of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the common shares.

Class "A" Preference Shares and Class "B" Preference Shares

     The Class "A" preference shares and the Class "B" preference shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors of the Corporation, subject to the provisions attached to the Class "A" preference shares as a class or the Class "B" preference shares as a class. The Class "A" preference shares and the Class "B" preference shares each rank ahead of the common shares with respect to the distribution of assets of the Corporation upon liquidation, dissolution or winding-up.

Shareholder Rights Plan

     A new shareholder rights plan (the "Rights Plan") was adopted by the board of directors on June 22, 2006 replacing the original shareholder rights plan of the Corporation dated March 10, 1997 (the "Original Rights Plan"), which expired at the termination of the Corporation's 2006 general and special meeting of shareholders held on the same date. The Rights Plan was confirmed at a special meeting of the Corporation's shareholders held on October 30, 2006. The Rights Plan is subject to reconfirmation at every third annual meeting of shareholders until its expiry on June 22, 2016. If the shareholders do not reconfirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.

     Pursuant to the Rights Plan, the board of directors of the Corporation declared a distribution of one right (a "Right") for each outstanding Common Share of the Corporation to shareholders of record at the close of business on June 22, 2006 and authorized the issuance of one Right for each Common Share issued thereafter and before the earlier of the Separation Time (described below) and the expiration of the Rights in accordance with the Rights Plan. The Rights will separate from the Common Shares in accordance with the terms of the Rights Plan at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Corporation) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the Common Shares of the Corporation by any person other than pursuant to a take-over bid having certain attributes including the following: the offer must be made to all shareholders (other than the offeror) in compliance with the Rights Plan, must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

     A copy of the Plan is available on the SEDAR website at www.sedar.com.

Price Range and Trading Volume of the Common Shares

     The common shares of the Corporation are listed on the Toronto Stock Exchange (the "TSX") and the American Stock Exchange (the "AMEX"). The closing price range and the trading volume of the common shares for each of the months in 2006 are set forth in the following table.

                               TSX                                     AMEX
               ----------------------------------- -----------------------------
                 High         Low       Volume      High       Low        Volume
               ---------  -----------  ----------- -------  ----------  --------
                 (C$)        (C$)                  (US$)      (US$)

January ........$3.45       $2.55     28,353,800   $2.94     $2.21    60,450,100
February .......$3.55       $2.77     18,015,100   $3.09     $2.39    34,824,900
March...........$4.77       $3.21     23,258,700   $4.11     $2.82    41,321,500
April ..........$6.92       $5.03     42,907,500   $6.07     $4.33   210,546,700
May.............$6.38       $4.34     25,606,600   $5.73     $3.85   108,766,700
June ...........$4.80       $3.10     26,191,800   $4.26     $2.75    80,403,400
July ...........$3.71       $3.02      8,630,000   $3.34     $2.65    33,583,600
August..........$3.13       $2.84     12,522,800   $2.78     $2.50    29,550,400
September ......$3.80       $3.10     19,506,100   $3.43     $2.78    64,215,400
October.........$3.26       $2.97     11,077,100   $2.98     $2.64    41,358,700
November........$4.28       $3.15     19,997,100   $3.72     $2.76    64,175,700
December........$4.56       $4.04     19,953,100   $4.04     $3.54    61,439,700


Dividend Policy

     No dividends have been paid on the common shares of the Corporation. The Corporation does not have any intention to pay dividends on the common shares in 2007. Any decision to pay dividends on the common shares in the future will be made by the board of directors of the Corporation on the basis of the earnings, financial position and financing requirements of the Crystallex Group and other relevant factors.

Capitalization

     The following table sets forth the consolidated cash and cash equivalents, short term investments and capitalization of the Corporation as at December 31, 2006.


                                                                  US$
                                                              (millions)
                                                            -------------------
Cash and cash equivalents
     Unrestricted...........................................     28.6
                                                            -------------------
Total cash and cash equivalents.............................     28.6
                                                            ===================

Long-term debt
     Bank indebtedness(1)  .................................      3.2
     Exchangeable promissory notes(2)  .....................      1.8
     Notes due December 23, 2011(2) ........................     82.7
                                                            -------------------
Total long-term debt .......................................     87.7
                                                            ===================

Shareholders' equity
     Common shares (authorized - unlimited;
        issued 245,424,494)(3) .............................    448.1
     Contributed surplus....................................     23.1
     Cumulative translation adjustment .....................     12.0
     Deficit................................................  (287.2)
                                                            -------------------
Total shareholders' equity..................................    196.0
                                                            -------------------
Total capitalization........................................    283.7

________________

Notes:

(1) Includes current portion of $1.6 million. See Note 7 to the Consolidated Financial Statements.
(2)  See Note 7 to the Consolidated Financial Statements.
(3)  See Note 9 to the Consolidated Financial Statements.

Bought Deal Financing

     On March 29, 2007, the Corporation announced a bought deal offering (the "Offering") of 12,500,000 Common Shares at a price of $4.25 per Common Share for gross proceeds of $53,125,000. The syndicate led by Orion Securities Inc. and including, Haywood Securities Inc. and Wellington West Capital Markets Inc. will also be granted an over-allotment option to purchase an additional 1,875,000 Common Shares exercisable at any time until the 30th day following the closing of the Offering. The Corporation expects to file a preliminary short form prospectus on April 4th, 2007 to qualify the Common Shares for distribution under the Offering. The Corporation plans to use the net proceeds from the Offering to develop the Las Cristinas project, to repay a portion of existing indebtedness and for general corporate purposes. The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX and the AMEX. The Offering is expected to close on or about April 24th, 2007.

     As part of the C$60 million equity draw down facility with Azimuth Opportunity, Ltd. ("Azimuth"), the Corporation granted Azimuth the option to purchase up to 1,411,765 Common Shares with an aggregate purchase price of approximately $6.0 million on the terms and conditions contemplated in the Offering.

                               LEGAL PROCEEDINGS

Withdrawal of MINCA Litigation

     MINCA Litigation

     In early 1991, the CVG called for bids to develop the Las Cristinas Deposits. Placer was the winning bidder. In July 1991, Placer and the CVG entered into a joint venture agreement pursuant to which they agreed to form a joint venture company, Mineras Las Cristinas, C.A. ("MINCA"), to explore and, if feasible, develop the gold ore in the Las Cristinas Deposits. In early 1992, the CVG and MINCA entered into a contract (the "MINCA Contract") with respect to the exploration and exploitation of the Las Cristinas Deposits.

     The work plan provided for in the MINCA Contract contained milestones with respect to the development of the Las Cristinas Deposits. During the period 1996 to 2000, MINCA suspended its development activities on several occasions.

     In August 2000, PDI and the CVG agreed that PDI would have the right, until July 15, 2001, to engage an investment bank to attempt to find an approved buyer or joint venture partner to develop the Las Cristinas Deposits. In early July 2001, PDI assigned its interest in MINCA to Vannessa Ventures Ltd. ("Vannessa"). Shortly after July 15, 2001 the CVG declared MINCA to be in default of its obligations under the MINCA Contract and gave MINCA notice that it had the cure period specified under the MINCA Contract to cure the default. In early November 2001, after expiry of the cure period, the CVG terminated the MINCA Contract for cause and took possession of the Las Cristinas Deposits and related assets.

     In March 2002, the MIBAM repossessed the Las Cristinas Deposits and related assets on behalf of the Republic of Venezuela. In April 2002, by Presidential decree, the Venezuelan government reserved for itself through the MIBAM the direct exploration and exploitation of the gold mineral located in the Las Cristinas Deposits and granted to the MIBAM the right to contract with the CVG the activities required to carry out such exploration and exploitation. In May 2002, the MIBAM and the CVG entered into an agreement pursuant to which the MIBAM granted to the CVG the right to explore and exploit the gold mineral located in the Las Cristinas Deposits and to enter into operation agreements with third parties for such purposes. In September 2002, the CVG and the Corporation entered into the Mine Operation Agreement. See "Las Cristinas project - Mine Operation Agreement."

     Beginning in March 2002, MINCA and Vannessa commenced a number of proceedings, (the "MINCA Litigation") before the Venezuelan Supreme Court against the Republic of Venezuela and the CVG seeking, among other things, restitution of MINCA's rights under the MINCA Contract or damages in lieu thereof.

     Vannessa Arbitration

     In July 2004, Vannessa filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes ("ICSID") against the Republic of Venezuela pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the "Treaty"). The Request for Arbitration alleges that the Republic of Venezuela, including its agency, the CVG, breached the Treaty; that the Republic of Venezuela expropriated the investments of Vannessa and MINCA without due process of law, in a discriminatory manner and without prompt, adequate and effective compensation contrary to Article VII of the Treaty; and that the Republic of Venezuela failed to accord fair and equitable treatment and full security to Vannessa and MINCA contrary to
Article II of the Treaty. Vannessa has requested restitution and monetary damages or, in lieu of restitution, monetary damages, including out-of-pocket expenses and lost profits. Vannessa has reported that ICSID registered the Request for Arbitration in October 2004.

     Section 3(b) of Article XII of the Treaty provides that an investor may submit a dispute to arbitration under the Treaty only if "the investor has waived its right to initiate or continue any other proceedings in relation to the measure that is alleged to be in breach of the Treaty before the courts or tribunals of Venezuela or in a dispute settlement procedure of any kind."
Section 10 of Article XII of the Treaty provides that "an award of arbitration shall be final and binding."

     In July 2004, MINCA and Vannessa discontinued the MINCA Litigation.

     Although the Corporation is not a party to the arbitration proceedings and cannot predict the outcome of these proceedings, including whether any arbitration award could have a material adverse effect on the Corporation's rights under the Mine Operation Agreement, the Corporation believes (on the basis of advice received from special Canadian and Venezuelan legal counsel to the Corporation) that:

     (a) the possibility of an award being made that would have a material adverse effect on the Corporation's rights under the Mine Operation Agreement is remote (on the basis that the MINCA Contract was properly terminated by the CVG; equitable remedies are normally not granted when damages are a proper and available remedy; Vannessa has included the remedy of monetary damages in lieu of restitution in its Request for Arbitration; and the Republic of Venezuela has contractually committed the Las Cristinas Deposits to a third party);

     (b) if an arbitration award were made against the Republic of Venezuela, it would likely be in the form of monetary damages; and

     (c) if a restitution award were made against the Republic of Venezuela, the Republic would likely exercise its unilateral right under
          Section 9(b) of Article XII of the Treaty to pay monetary damages in lieu of restitution since, if the Republic were to terminate the Mine Operation Agreement, the Corporation would have a more substantial claim for damages against the Republic, particularly in light of the advanced stage of the Las Cristinas project and the likelihood that the Las Cristinas project will be complete before the arbitration is completed.


                                 RISK FACTORS

     The business and operations of the Crystallex Group are subject to risks. In addition to considering the other information in the Annual Information Form, you should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Corporation, its business and future prospects.

Risks Associated with Operating in Developing Countries

     The Corporation's mineral exploration and mining operations are located in Venezuela and may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Corporation's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

     Political and Economic Instability

     The Corporation's principal mineral properties are located in Venezuela and as such the Corporation may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

     Environmental Permit Still Required

     MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. However, the Corporation has experienced delays in acquiring the environmental permit necessary to allow commencement of construction of the mine. The Corporation continues to await the issuance of the Permit, the initial application of which was submitted in April 2004. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Corporation to proceed to put in place financing to fund construction. As the Las Cristinas project is the Corporation's primary development project, the failure to obtain the Permit or to obtain the Permit in a timely manner could have a material adverse affect on the future of the Corporation's business. There can be no assurance as to when or if the Permit will be granted.

     Exchange Controls

     Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /US$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/US$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation's operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

     Lack of Ownership Rights

     Under the Venezuelan Mining Law of 1999 ("VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See "Las Cristinas project - Mine Operation Agreement." The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Corporation in the Las Cristinas Deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

     Lack of Copper Rights

     In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas project. The Corporation does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

     Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

     (a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and

     (b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Corporation's right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

     If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party's right to exploit the copper.

Proposed Amendments to Mining Laws

     In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all "new" economic interests would be granted in the form of joint ventures or operating contracts. In order to effect this change, the Government of Venezuela, advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government of Venezuela also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would continue to qualify under the new regime on the same terms and conditions. The Government of Venezuela further stated that all those companies found not to be in compliance would have their operations turned over to small mining cooperatives supported by the Government of Venezuela via the national mining company. MIBAM issued its formal approval of the Las Cristinas project on March 26, 2006.

Arbitration Proceedings

     The Corporation is a party interested in, but not a party to, an ongoing arbitration. See "Legal Proceedings - Withdrawal of MINCA Litigation - Vannessa Arbitration."

     Sale of Gold

     For the past several years the Corporation sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Corporation it was suspending purchase of gold from the Corporation. During June and July, the Corporation sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Corporation. The Corporation is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Corporation's export licence, should the Corporation be unable to sell gold within Venezuela, it could have an adverse effect on the Corporation's revenues, cash flow and profitability in the short-term.

     Unauthorized Miners

     The Corporation's operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Corporation's operations will not be adversely affected by the presence of unauthorized miners.

     Imataca Forest Reserve

     In addition to the general risks associated with environmental regulation and liability (see "Risk Factors - General Risk Factors - Environmental Regulation and Liability"), the Las Cristinas Deposits are located within the Imataca Forest Reserve (the "Reserve"). On September 22, 2004 Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Reserve, permits various activities (including mining) in up to 13% of the Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas Deposits.

     Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Corporation was advised that the Las Cristinas project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

     Title to Mineral Properties

     Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under "Mine Operation Agreement - Lack of Ownership Rights," the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

     In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005. MIBAM completed its approval process for the Las Cristinas project at the end of March 2006. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

     Environmental Regulation and Liability

     The Corporation's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation's properties, the extent of which cannot be predicted.

     In the context of environmental permits, in particular the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Corporation has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Corporation will not incur reclamation costs that are in excess of such financial assurances. While the Corporation plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Corporation does not maintain environmental liability insurance. The Corporation has adopted high standards of environmental compliance, however, failure with or unanticipated changes in Venezuela's laws and regulations pertaining to the protection of the environment in the future could adversely affect the Corporation.

     Additional Funding Requirements

     Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

     In September 2005, the Corporation issued C$10 million of 5% unsecured notes due March 13, 2006 to Azimuth and established a C$60 million equity draw down facility with the same entity. The agreements between Azimuth and the Corporation stipulated that, until the C$10 million principal value of the unsecured notes was repaid, 50% of the proceeds of each draw under the equity draw down facility would be applied to repay the unsecured notes. During the fourth quarter of 2005 the Corporation received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10 million principal value of the unsecured notes. In January 2006 the Corporation raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Corporation received gross proceeds of US$31.3 million under a private placement of units. In July 2006 the Corporation received US$6.04 million from the early exercise of warrants held by Riverview Group LLC. On August 11, 2006, the Corporation issued 10,125,000 units, each unit comprised of one common share and one common share purchase warrant, for an aggregate price of C$32.4 million. Despite these financings, the Corporation has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

     Reserve and Resource Estimates

     The Corporation's reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Corporation's profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

     Mineral Exploration and Exploitation

     Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation's mineral exploration and exploitation activities will be successful.

     Uninsurable Risks

     Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation's profitability and financial position and the value of the common shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

     Competition

     The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

     Dependence on Limited Mining Operations and Properties

     The Corporation's Tomi operations and Revemin mill currently account for substantially all of the Corporation's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation's financial performance and results of operations. Furthermore, future results for the Corporation depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Corporation's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Corporation's future performance.

     Production Risks

     The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation's profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

     The Corporation's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

     In addition to the general production risks outlined above, one of the most significant physical production issues the Corporation faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements, which is consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall region in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

     Regulations and Permits

     The Corporation's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation's permits that could have a significant adverse impact on the Corporation's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

     Gold Price Volatility

     The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2006, the gold price fluctuated between a low of US$253 per ounce and a high of US$725.75 per ounce. On December 29, 2006, the a.m. fixing price of gold sold in the London Bullion Market was US$635.70 per ounce.

     The Corporation's revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Corporation's operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation's profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

     The market price of the common shares of the Corporation is also affected by fluctuations in the gold price.

     Currency Fluctuations

     Currency fluctuations may affect costs at the Corporation's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation's profitability, cash flows and financial position.

     Credit and Market Risks

     The Corporation enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

     Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

     Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Corporation also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

     The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities. The Corporation currently does not have metal forward and option contracts.

     Recent Losses and Write-downs

     The Corporation incurred net losses in each of 2006, 2005, and 2004. The Corporation's deficit at December 31, 2006 was US$287.2 million. The Corporation's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Corporation. There can be no assurance that the Corporation will become profitable in the near future.

     As part of the preparation of its audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003, the Corporation undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in combined asset write-downs of US$49.5 million in the 2003 and 2004 financial statements.

     Operating Losses are Expected to Continue In the Near Future

     The Corporation has experienced losses from operation for each of the last three years. The Corporation expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operational. The Corporation expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

     Dependence on Key Employees

     The Corporation's business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Corporation. The Corporation does not maintain insurance on any of its key employees. Due to the length of time in obtaining the Permit the Corporation has granted retention bonuses to certain members of senior management. Further delays in obtaining the Permit may make it more difficult for the Corporation to retain key employees.

     Compliance with Sarbanes-Oxley Act of 2002

     Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have management provide a report on the Corporation's internal controls with respect to financial reporting. The Corporation has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2006. Management's evaluation of, and report on, the Corporation's internal controls over financial reporting is set out in the Corporation's MD&A for the fiscal year ended December 31, 2006 under the heading "Report on Disclosure Controls and Procedures - Internal Controls over Financial Reporting". There can be no assurance the Corporation's internal controls over financial reporting will be free of material weaknesses in future periods. When a material weakness is discovered, the Corporation will likely incur costs to fix the internal controls for financial reporting as well as costs incurred to remediate any financial inaccuracies. There is also a risk that the market will react adversely to such a finding.

     Common Share Price Volatility

     The market price of the common shares of the Corporation could fluctuate significantly based on a number of factors in addition to those listed in this Annual Information Form, including:

     o the Corporation's operating performance and the performance of competitors and other similar companies;
     o the public's reaction to the Corporation's press releases, other public announcements and the Corporation's filings with the various securities regulatory authorities;
     o changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
     o    changes in general economic conditions;
     o the number of the common shares to be publicly traded after this offering;
     o    the arrival or departure of key personnel;
     o acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and
     o    gold price volatility.

     In addition, the market price of the common shares of the Corporation are affected by many variables not directly related to the Corporation's success and are, therefore, not within the Corporation's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Corporation trades has historically made the Corporation's share price volatile and suggests that the Corporation's share price will continue to be volatile in the future.

     Potential Dilution

     As at December 31, 2006, the Corporation has outstanding options to purchase approximately 11,394,085 common shares of the Corporation and warrants to purchase approximately 18,687,500 common shares of the Corporation (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). There were a further 868,833 options outstanding with a weighted average exercise price of C$4.02 that were not fully vested. The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation's current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Corporation's then current shareholders could also be diluted.

     Enforcement by Investors of Civil Liabilities

     The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Corporation's assets and the assets of a majority of the Corporation's directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Corporation or its directors, officers or experts, judgments contained in U.S. courts. The Corporation believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

     Future Hedging Activities

     The Corporation has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Corporation has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Corporation entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Corporation may have insufficient gold production to deliver into forward sales positions. The Corporation may enter into option contracts for gold to mitigate the effects of such hedging.

     No Payment of Cash Dividends in the Near Future

     Given that the Corporation is currently in the development stage for its principle property, the Las Cristinas project, the Corporation intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Corporation does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Corporation decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Corporation's shares and the underlying commodities markets.


                         DIRECTORS AND SENIOR OFFICERS

     The following table sets forth, for each of the directors and senior officers of the Corporation, the name, municipality of residence, office, principal occupation and, if a director, the date on which the person became a director. Each director is elected to serve until the Corporation's next annual meeting of shareholders.



Name and                                                                                Director        Expiry of
Municipality of Residence   Office            Principal Occupation                      Since           Current Term(6)
-------------------------   ------            -------------------------------------     ---------       ---------------
Robert A. Fung (1)          Director,         Employee of Orion Securities, Inc.        December 3,     June 21, 2007
Toronto, Ontario            Chairman of the   (investment bank)                         1996
                            Board

Gordon M. Thompson (1)(4)   Director,         President and Chief Executive Officer,    February 1,     June 21, 2007
Toronto, Ontario            President and     Crystallex International Corporation      2007
                            Chief Executive
                            Officer

Michael J.H. Brown          Director          Principal, Capital Markets Advisory (a    October 10,     June 21, 2007
(1)(3)(4)(5)                                  financial and capital markets advisory    2002
Toronto, Ontario                              firm)

C. William Longden (2)(4)   Director          Vice Chairman, Marshall, Macklin,         July 25, 2000   June 21, 2007
Toronto, Ontario                              Monaghan Limited (an engineering and
                                              construction management company)

Harry J. Near (2)           Director          President, Near Consultants &             May 5, 1997     June 21, 2007
Ottawa, Ontario                               Associates; Principal, The Earnscliffe
                                              Strategy Group (political advisory firm)

Marc J. Oppenheimer (1)(4)  Director          President, Octagon Associates Inc.        February 20,    June 21, 2007
Leonia, New Jersey                                                                      1995

Johan C. van't Hof (1)(2)   Director          President, Tonbridge Corporation          March 12,       June 21, 2007
Toronto, Ontario                              (infrastructure fund manager)             2004

Armando F. Zullo (3)(5)     Director          President, A.F. Zullo & Company Ltd.      December 3,     June 21, 2007
Vancouver, British                            (construction company)                    1996
Columbia

Dan Hamilton(7)             Chief Financial   Chief Financial Officer, Crystallex             -               -
Toronto, Ontario            Officer           International Corporation

Dr. Sadek El-Alfy           Vice President,   Vice President, Operations, Crystallex          -               -
Seattle, Washington         Operations        International Corporation

Robert Crombie(8)           Vice President,   Vice President,                                 -               -
Toronto, Ontario            Corporate         Corporate Development and Planning,
                            Development and   Crystallex International Corporation
                            Planning

Name and                                                                          Director        Expiry of
Municipality of Residence   Office            Principal Occupation                Since           Current Term(6)
-------------------------   ------            --------------------                ---------       ---------------
Richard Marshall            Vice President,   Vice President,                           -               -
Alpharetta, Georgia         Investor          Investor Relations, Crystallex
                            Relations         International Corporation

Dr. Richard Spencer         Vice President,   Vice President,                           -               -
Richmond Hill, Ontario      Exploration       Exploration, Crystallex
                                              International Corporation

Notes:

(1) Member of the Finance and Risk Management Committee. The role of the Finance and Risk Management Committee is to assist the board of directors in fulfilling its responsibilities with respect to financial matters (including short- and long-term financings, issuances of shares, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash) and its oversight responsibilities with respect to non-financial risk management systems. A copy of the charter of the Finance and Risk Management Committee may be viewed on the Corporation's website at www.crystallex.com.

(2)  Member of the Audit Committee. See "Audit Committee" below.

(3) Member of the Corporate Governance Committee. The role of the Corporate Governance Committee is to assist the board of directors in fulfilling its responsibilities with respect to the composition and operation of the board of directors and committees of the board and corporate governance standards and practices. A copy of the charter of the Corporate Governance Committee may be viewed on the Corporation's website at www.crystallex.com.

(4) Member of the Environment, Health and Safety and Operations Committee. The role of the Environment, Health and Safety and Operations Committee is to assist the board of directors with respect to environment, health and safety matters arising out of the activities of the Corporation and to oversee the company's operations. A copy of the charter of the Environment, Health and Safety and Operations Committee may be viewed on the Corporation's website at www.crystallex.com.

(5) Member of the Nominating and Compensation Committee. The role of the Nominating and Compensation Committee is to assist the board of directors in fulfilling its responsibilities with respect to the composition of the board of directors, including recommending candidates for election or appointment as directors of the Corporation, the recruitment and compensation of the Chief Executive Officer and other officers of the Corporation, executive compensation disclosure and oversight of the compensation structure and benefit programs of the Corporation. A copy of the charter of the Nominating and Compensation Committee may be viewed on the Corporation's website at www.crystallex.com.

(6)  Proposed date for the Corporation's 2007 annual meeting of shareholders.

(7) Dan Hamilton has resigned as Chief Financial Officer of the Corporation effective April 1, 2007.

(8) Appointed Senior Vice-President, Corporate Development effective April 1, 2007.

     All of the directors and senior officers of the Corporation have held the principal occupations identified above with the same or associated companies or organizations for not less than five years, except for Mr. Thompson who was Senior Vice President, Corporate Development of Sentry Select Capital Corp. from 2004 to 2006 and Senior Vice President, Corporate Development of NCE Resources Group from 2002 to 2003; Mr. Oppenheimer who was Executive Vice President of Kenmar Global Investment Management, Inc. and a Managing Director of Kenmar Nihon Venture Capital LLC from May 2004 to July 2006 and Vice-Chairman of the Corporation from September 2003 to May 2004 and the President and Chief Executive Officer of the Corporation prior to September 2003; Mr. van't Hof who was the Chief Operating Officer of Carter Group Inc. (an automobile parts manufacturer) from July 2001 until May 2003 and was a partner and managing director with PricewaterhouseCoopers LLP prior to January 2001; Mr. Hamilton who was VP Controller of Crystallex International Corporation from August 2003 to January 31, 2006 and VP Group Controller of AMEC Inc. (a construction and engineering company) prior to August 2003; and Dr. Spencer who was the Exploration Manager (South America) of IAMGOLD Corporation prior to October 2004.

     No director or senior officer of the Corporation has, within ten years prior to the date of this Annual Information Form:

     o been a director or officer of any reporting issuer that, while that individual was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issues access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual;

     o been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud; or

     o become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

     The directors and executive officers of the Corporation, and their associates and affiliates, as a group, beneficially own, directly or indirectly, 1,476,451 common shares of the Corporation or approximately 0.6% of the outstanding common shares of the Corporation.

Audit Committee

     The board of directors of the Corporation has established the Audit Committee to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

     Composition

     The Audit Committee is composed of Johan C. van't Hof (Chair), C. William Longden and Harry J. Near, each of whom is independent (as determined by the Board in accordance with the Policy on Independence of Directors of the Corporation, attached hereto as Schedule "F") and financially literate (i.e., has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of accounting issues that can reasonably be expected to be raised by the financial statements of the Corporation) within the meaning of applicable Canadian and U.S. securities laws.

     Mr. van't Hof was a partner and managing director with PricewaterhouseCoopers LLP, between 1991 and 2001 and is financially sophisticated (i.e., has past employment experience in finance and accounting both as a chartered accountant and as a regular lecturer to members of the accounting profession on matters of audit and finance) within the meaning of applicable U.S. securities laws.

     Charter

     The composition, responsibilities and authority of the Audit Committee are set out in its charter. The terms of the charter are attached and set out in Schedule "E."

     A copy of the charter of the Finance and Risk Management Committee may be viewed on the Corporation's website at www.crystallex.com.

     Policy on the Provision of Services by External Auditors

     The Audit Committee reviews all requests for proposed and audit or permitted non-audit services to be provided by the Company's external auditor under the Policy on Provision of Services by External Auditors developed by the Audit Committee. Under this Policy, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Policy requires that the Audit Committee approve any audit or non-audit services that are proposed during the year.

     Copies of the Corporation's Policy on the Provision of Services by External Auditors and the Corporation's Code of Business Conduct and Ethics may be viewed on the Corporation's website at www.crystallex.com.

     External Auditors Service Fees

     The Corporation's auditors for the fiscal year ended December 31, 2006 were Deloitte & Touche LLP, Chartered Accountants. Deloitte & Touche LLP has advised the Corporation that it will not stand for re-appointment as auditors of the Corporation for the fiscal year ending December 31, 2007. There were no reservations or Reportable Events (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) relating to Deloitte & Touche LLP's audit reports in respect of the audits of the Corporation's three most recently completed fiscal years. The

Corporation is currently in discussions with several national auditing firms and will announce confirmation of the appointment of a new auditor at the appropriate time.

     The table below sets out the fees billed by the Corporation's auditors for each of last two years in respect of the services noted below.

                                         Year -ended December 31 (US$)
                                         ------------------------------
                                           2006                  2005
                                         --------            ----------
Audit-related fees(1)................    $640,363              $859,324
Tax fees(2)..........................     $29,870              $349,208
All other fees(3)....................    $226,315              $288,697
                                         $896,548            $1,497,229

_______________
Notes:

(1) Fees for audit services include fees associated with annual audit, the reviews of the Company's quarterly reports, statutory audits and regulatory filings.

(2) Fees for tax services include tax compliance, tax planning and tax advice services.

(3) All other fees include fees required for regulatory filing requirements and review of prospectuses.


Corporate Governance Statement

     The Corporation's Corporate Governance Statement (together with the documents referred to in the Corporate Governance Statement) may be viewed on the Corporation's website at www.crystallex.com.

                         TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common shares of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

                              MATERIAL CONTRACTS

     Except for the following, neither the Corporation nor any of its subsidiaries has entered into any material contract within the two years before the date of this Annual Information Form, other than contracts in the ordinary course of business is a C$60 million equity draw down facility with Azimuth Opportunity, Ltd. A copy of this document is available at the SEDAR website at www.sedar.com.

                              INTEREST OF EXPERTS

     MDA, SNC-Lavalin and certain other independent consultants have been involved in the preparation of certain technical reports, which are incorporated by reference in this Annual Information Form. The foregoing experts have advised the Corporation that they do not own any common shares or other property of the Crystallex Group.

     Deloitte & Touche LLP is the independent auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

                            ADDITIONAL INFORMATION

     Additional information with respect to the Crystallex Group may be found at the SEDAR website at www.sedar.com.

     Additional information including directors and officers remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, where applicable, is or will be contained in the management information circular for use at the next annual meeting of shareholders of the Corporation (currently scheduled for June 21, 2007).

     Additional financial information is provided in the Consolidated Financial Statements and Management's Discussion and Analysis, copies of which are attached to this Annual Information Form as Schedule "A" and Schedule "B," respectively.

                                 SCHEDULE "A"
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (AS ATTACHED)

                                 SCHEDULE "B"
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                 SCHEDULE "C"
    GLOSSARY OF DEFINED TERMS AND TECHNICAL MINING TERMS AND ABBREVIATIONS

                                                  Defined Terms

20,000 TPD Feasibility            The feasibility study Study completed by SNCL
                                  and other independent consultants (including
                                  MDA) in September 2003 with respect to the development of the Las Cristinas project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day. See "Las
                                  Cristinas Project."

2005 Development Plan             The study  completed by SNCL and other
                                  independent  consultants  (including  MDA) in
                                  August 2005 updating the 20,000 TPD
                                  Feasibility Study.  See "Las Cristinas
                                  Project."

Consolidated Financial            The audited consolidated balance sheets of the
Statements                        Corporation as at December 31, 2006 and 2005,
                                  and consolidated statements of operations, cash flows and shareholders equity of the Corporation for each of the years in the three year period ended December 31, 2006, including the notes thereto and the auditors report thereon. A copy of the Consolidated Financial
                                  Statements is attached to this Annual
                                  Information Form as Schedule "A".

Corporation                       Crystallex International Corporation.

Crystallex Group                  The Corporation and its subsidiaries.

CVG Corporacion Venezolana de Guayana. See "Mining in Venezuela - Venezuela."

EIA Environmental Impact Assessment. See "Mining in Venezuela - Environmental Laws."

Las Cristinas Deposits            The four  areas  referred  to as Las Cristinas
                                  4, 5, 6,  and 7. See "Las  Cristinas Project -
                                  Location and Property Description."

Management's Discussion and       Management's   Discussion  and  Analysis  of
Analysis                          Financial Condition and Results of Operations
                                  of the Corporation for the year  ended
                                  December  31,  2006.  A copy of Management's
                                  Discussion and Analysis is attached to this Annual Information Form as Schedule "B."

MARN The Ministry of the Environment and Natural Resources. See "Mining in Venezuela - Environmental Laws."

MDA                               Mine Development Associates.  See "Las
                                  Cristinas project."

MDA Report                        The mineral reserves and resources report
                                  dated April 30, 2003, prepared by MDA with respect to the Las Cristinas project. See
                                  "Las Cristinas project."

MIBAM The Ministry of Basic Industries and Mining (formerly, the Ministry of Energy and Mines). See "Mining in Venezuela - Mining Law."

Mine Operation Agreement          The mine operation agreement between the CVG
                                  and the Corporation dated September 17, 2002, with respect to the Las Cristinas project. See
                                  "Las Cristinas project - Mine Operation
                                  Agreement." A copy of the Mine Operation
                                  Agreement is attached to this Annual
                                  Information Form as Schedule "D".

NI 43-101                         National  Instrument  43-101  (Standards of
                                  Disclosure for Mineral Projects) of the Canadian Securities Administrators.

Qualified                         A person who: is an engineer or
Person                            geoscientist with at least five years of
                                  experience in mineral exploration, mine
                                  development or operation or mineral project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report;
                                  and is a member in good standing of a
                                  professional association.

SNC-Lavalin                       SNC-Lavalin Engineers & Constructors Inc.
                                  See "Las Cristinas project."

VAT                               Value Added Tax.  See "Mining in Venezuela -
                                  Taxation."

VML                               Mining Law of 1999.  See "Mining in Venezuela
                                  - Mining Law."

Technical Mining Terms


Alluvial Relating to deposits made by flowing water, washed away from one place and deposited in another.

Assay An analysis to determine the presence, absence or concentration of one or more chemical components.

ball mill                         A large steel cylinder containing steel
                                  balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Belt A specific elongate area defined by unique geologic characteristics.

Bleb A small, usually rounded inclusion of one material in another.

Breccia Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or cementing material.

carbon-in-leach (CIL)             A recovery process in which a slurry of
                                  gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed by the carbon.
                                  The loaded carbon is subsequently separated from the slurry and the gold removed from the carbon.

Cathode A rectangular plate of metal produced by electrolytic refining. A cathode is typically the finished product of the copper refining process.

Chalcopyrite                      A copper mineral, the composition of which is
                                  copper iron sulphide. Concentrate A metal rich product from a mineral separation process such as flotation, from which most of the waste material in the ore has been separated.
                                  The metals are "concentrated" from the ore and the remainder discarded as tailings.

cut-off grade                     The  minimum  metal  grade of which a tonne of
                                  rock can be  processed  on an economic basis.

Deposit A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. A deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

Development                       The preparation of a known commercially
                                  mineable deposit for mining.

diamond drill                     A type of  rotary  drill  in  which  the
                                  cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dissemination                     A scattered distribution of generally
                                  fine-grained, metal-bearing minerals
                                  throughout a rock body.

Dyke A tabular intrusion, meaning it is sheet or slab-like, that cuts across or through the host rocks. Dykes vary from a few centimetres to many tens of metres in thickness and may extend for several kilometres.

Extraction                        Removal of ore or waste from the ground.

Fault A geological term that refers to a fracture or zone of fractures in the earth's crust along which the rock units on each side of the fracture have moved relative to one another.

feasibility study                 A comprehensive study of a deposit in
                                  which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail such that the study could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Flotation                         A milling process by which some mineral
                                  particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the remaining rock or mineral material.

geophysical surveys               Studies conducted to measure the physical
                                  characteristics of a certain area.

Geophysics                        The study of the earth by quantitative
                                  physical methods.

gold dore                         A bar of gold which contains impurities in
                                  excess of 2% and which will be further refined to almost pure metal.

Grade The concentration or quality of an ore or metal content.

Hectare A square of 100 m on each side, or 2.471 acres. Host The body of rock in which mineralization of economic interest occurs.

Intrusive                         A body of igneous rock formed by magma
                                  penetrating or intruding into or between other rocks but solidifying before reaching the surface; in contrast to lavas or tuffs which are extruded upon the surface.

Mill A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

Mine An excavation in the earth for the purpose of extracting minerals. The excavation may be an open-pit on the surface or underground workings.

mineral reserve(1)                Mineral Reserve: The economically mineable
                                  part of a Measured Mineral Resource or
                                  Indicated Mineral Resource demonstrated by at least a preliminary feasibility study (which must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified). A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

                                  Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least preliminary feasibility study.

                                  Probable Mineral Reserve: The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study.

__________________
Note:

(1)  As defined in NI 43-101.


mineral resource(1)               Mineral  Resource:  A  concentration  or
                                  occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.
                                  The location, quantity, grade, geological characteristics and continuity of a Mineral
                                  Resource  are known,  estimated  or
                                  interpreted  from  specific  geological
                                  evidence and knowledge.

                                  Measured Mineral Resource: That part of a
                                  Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

                                  Indicated Mineral Resource: That part of a
                                  Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

                                  Inferred Mineral Resource: That part of a
                                  Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Mineralization                    The natural process by which sometimes
                                  valuable minerals are aggregated, resulting in a potential ore deposit.

Ore A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Oxidation                         A chemical reaction caused by exposure to
                                  oxygen that results in a change in the
                                  chemical composition of a mineral.

Oxide An adjective applied to a rock, mineral resource or mineral reserve indicating that it has been subjected to oxidation through weathering and exposure to the surface elements or ground water.

Plunge The vertical angle between a horizontal plane and the line of maximum elongation of an orebody.

Pulp A mixture of ground ore and water capable of flowing through suitably graded channels as a fluid.

pyrite A mineral, the composition of which is iron sulphide.

Quartz                            A mineral composed of silicon dioxide.

-----------------
Note:

(1)  As defined in NI 43-101.


reclamation                       The process by which lands disturbed as a
                                  result of mining activity are brought back to beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features and contouring, covering and revegetation of waste rock piles and other disturbed areas.

recovery A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

recovery rate                     The  percentage  of a particular  metal
                                  contained in ore that is recovered during processing.

refining The final stage of metal production in which impurities are removed from the molten metal.

refractory ore                    Gold mineralized material in which the
                                  gold is not amenable to recovery by
                                  conventional cyanide methods without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbons which reduce gold recovery.

royalty interest                  Generally, a percentage interest that is tied
                                  to some production unit such as tonne of concentrate or ounce of gold produced. A common form of royalty interest is a net smelter return.

sample Small amount of material that is supposed to be typical or representative of the object being sampled.

sedimentary                       A rock formed from cemented or compacted
                                  sediments deposited in horizontal strata.

sediments                         The debris resulting from the weathering and
                                  break-up of pre-existing rocks.

shoot A body of ore, usually in elongated form, extending downward or upward in a vein.

smelter A plant where concentrates are processed into an upgraded product.

smelting A pyro-metallurgical operation in which metal is separated from impurities by a process that includes fusion.

strike A geological term that refers to the compass direction on a map that layered rock units or faults run.

stripping ratio                   The ratio of waste removed to ore processed.

sulphides                         Minerals that are compounds of sulphur
                                  together with one or more other elements (such as iron, copper, lead, zinc and arsenic).

tailings The material that remains after all metals considered economic have been removed from ore during milling.

tuff A finer grained pyroclastic rock made up mostly of volcanic ash.

vein An epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with associated replacement of the host rock.

waste Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

                                 Abbreviations

g/t               Grams per tonne.

m                 Metre.

oz                Ounce(s).

t                 Tonnes.

ton               A dry short ton (2,000 pounds).

tonne             A metric ton (1,000 kilograms or 2,204.62 pounds).

tpa               Tonnes per annum.


                       Metric/Imperial Conversion Table

     The following table sets out the imperial equivalents of the metric units of measurement used in this Annual Information Form:

     Metric Unit                                       Imperial Equivalent
     -----------                                       -------------------
     Gram.........................................     0.03215 troy ounces
     Hectare......................................     2.4711 acres
     Kilogram.....................................     2.20462 pounds
     Kilometre....................................     0.62139 miles
     Metre........................................     3.2808 feet
     Tonne........................................     1.1023 short tons

                                 SCHEDULE "D"
                MINE OPERATION AGREEMENT AND RELATED DOCUMENTS

                                  SCHEDULE "E"
                             AUDIT COMMITTEE CHARTER

1    General

(1) The board of directors (Board) of Crystallex International Corporation (Corporation) has established the Audit Committee (Committee) to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to the accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

(2) The composition, responsibilities and authority of the Committee are set out in this Charter.

(3) This Charter and the by-laws of the Corporation and such other procedures, not inconsistent therewith, as the Committee may adopt from time to time, shall govern the meetings and procedures of the Committee.

2.   Composition

(1) The Committee shall be composed of at least three directors of the Corporation (Members):

     (a) all of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors of the Corporation);

     (b) all of whom are financially literate (i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of the Corporation); and

     (c) at least one of whom is financially sophisticated (i.e., has past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that results in his/her financial sophistication).

(2) Members shall be appointed by the Board and shall serve until they resign, cease to be a Director or are removed or replaced by the Board.

(3) The Board shall designate one of the Members as chair of the Committee (Chair).

(4) The Secretary of the Corporation shall be secretary of the Committee (Secretary).

3.   Responsibilities

     The Committee shall assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

     The Committee shall have the responsibilities set out below.

3.1 Managing, on behalf of the Shareholders of the Corporation, the Relationship between the Corporation and its External Auditors

     The Committee shall be responsible for managing, on behalf of the shareholders of the Corporation, the relationship between the Corporation and its external auditors, including:

     (a)  appointing the external auditors, subject to shareholder approval;

     (b)  setting the compensation of the external auditors;

     (c) overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors with respect to financial reporting;

     (d) pre-approving all audit services and permitted non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors;

     (e) having the external auditors report to the Committee in a timely manner with respect to all required matters, including those set out in paragraph 3.2;

     (f) reviewing and approving the hiring policies of the Corporation with respect to present and former partners and employees of the current and former external auditors;

     (g) overseeing the rotation of the audit partner having primary responsibility for the external audit of the Corporation, the audit partner responsible for reviewing the external audit and the external auditors at such intervals as may be required;

     (h) overseeing any change in the external auditors, including the notice of change of auditors required under applicable laws; and

     (i) reviewing and assessing the performance, independence and objectivity of the external auditors.

3.2  Overseeing the External Audit

     The Committee shall be responsible for overseeing the external audit of the Corporation, including:

     (a) reviewing and approving the engagement letter and the audit plan, including financial risk areas identified by the external auditors and management, and facilitating coordination where more than one audit firm is involved;

     (b) reviewing and assessing the accounting and reporting practices and principles used by the Corporation in preparing its financial statements, including:

          (1) all significant accounting policies and practices used, including any changes from preceding years and any proposed changes for future years;

          (2) all significant financial reporting issues, estimates and judgments made;

          (3) all alternative treatments of financial information discussed by the external auditors and management, the results of such discussions and the treatments preferred by the external auditors;

          (4) any material issues identified by the external auditors with respect to the adequacy of the internal financial control structure and any special audit steps adopted in light of material deficiencies or weaknesses;

          (5) the effect of regulatory and accounting initiatives and off-balance sheet transactions or structures on the financial statements;

          (6) any errors or omissions in, and any required restatement of, the financial statements for preceding years;

          (7)  all significant tax issues;

          (8) the reporting of all material contingent liabilities and related party transactions; and

          (9) any material written communications between the external auditors and management;

     (c) reviewing and assessing the results of the external audit and the external auditors' opinion on the financial statements, including:

          (1) the scope and quality of the external and internal audit work performed;

          (2)  the resources required to carry out the audit work performed;

          (3) the cooperation and any lack of cooperation received by the external auditors from employees of the Corporation; and

          (4)  the contents of the audit report;

     (d) reviewing and discussing with the external auditors and management any management or internal control letters issued or proposed to be issued by the external auditors;

     (e) reviewing and discussing with the external auditors any problems or difficulties encountered by them in the course of their audit work and management's response (including any restrictions on the scope of activities or access to requested information and any significant disagreements with management); and

     (f) reviewing and discussing with legal counsel and other advisors matters that may have a material impact on the financial statements, operations, assets or compliance policies of the Corporation and any material reports or enquiries received by the Corporation and its subsidiary entities from regulators or government agencies.

3.3 Reviewing and Approving and Recommending to the Board for Approval the Financial Statements, MD&A and Interim Reports of the Corporation

     The Committee shall review and approve, and where required recommend to the Board for approval, the financial statements, management's discussion and analysis of financial condition and results of operations (MD&A) and interim financial reports of the Corporation and other public disclosure of financial information extracted from the financial statements of the Corporation with particular focus on:

     (a) the quality and appropriateness of accounting and reporting practices and principles and any changes thereto;

     (b) major estimates or judgments, including alternative treatments of financial information discussed by management and the external auditors, the results of such discussions and the treatments preferred by the external auditors;

     (c)  material financial risks;

     (d)  material transactions;

     (e)  material adjustments;

     (f)  compliance with loan agreements;

     (g)  material off-balance sheet transactions and structures;

     (h)  related party transactions;

     (i)  compliance with accounting standards;

     (j)  compliance with legal and regulatory requirements; and

     (k)  disagreements with management.

3.4 Overseeing Internal Financial Control Structure and Financial Risk Management Systems

     The Committee shall be responsible for overseeing the internal financial control structure and financial risk management systems of the Corporation, including:

     (a) reviewing and discussing with management and the external auditors the quality and adequacy of the internal control over financial reporting structure of the Corporation including any material deficiencies or weakness and the steps taken by management to rectify these deficiencies or weaknesses;

     (b) reviewing and discussing with management and the external auditors the quality and adequacy of the financial risk management systems of the Corporation including the major financial risk exposures of the Corporation and the steps taken by management to monitor and control these exposures;

     (c) reviewing and discussing with management and the external auditors the establishment of and compliance with the Code of Business Conduct and Ethics of the Corporation; and

     (d) reviewing and discussing with the Chief Executive Officer and the Chief Financial Officer of the Corporation the procedures undertaken by them in connection with the certifications required to be given by them in connection with annual and other filings required to be made by the Corporation under applicable securities laws.

3.5 Establish and Review Certain Procedures

     The Committee shall establish adequate procedures, or require that adequate procedures are established, with respect to the following and shall annually assess the adequacy of these procedures:

     (a) the review of the public disclosure of financial information extracted from the financial statements of the Corporation;

     (b) the receipt, retention and treatment of complaints received by the Corporation with respect to accounting, internal accounting controls or auditing matters; and

     (c) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

3.6  Other

     The Committee shall:

     (a) in cooperation with the Board and management, develop a calendar of activities and a meeting schedule for each year;

     (b)  review the operating and capital budgets of the Corporation;

     (c) annually and more frequently if appropriate, review the funding and administration of the employee benefit plans of the Corporation; and

     (d) review and discuss with management and the external auditors any material difficulties or problems with regulatory or government agencies with respect to financial matters and management's response thereto.

3.7  Matters for which the Audit Committee is not Responsible

     The Committee is not responsible for those matters which are the responsibility of management or the external auditors including:

     (a)  planning and conducting the external audit;

     (b) ensuring that the financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles;

     (c) ensuring that the financial statements of the Corporation and the other financial information of the Corporation contained in regulatory filings and other public disclosure of the Corporation fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation;

     (d) ensuring the adequacy of the internal control over financial reporting structure and the financial risk management systems of the Corporation; and

     (e) ensuring compliance with applicable laws and regulations or the Code of Business Conduct and Ethics of the Corporation.

4.   Authority

(1) The Committee is authorized to carry out its responsibilities as set out in this Charter and to make recommendations to the Board arising therefrom.

(2) The Committee may delegate to the Chair and to the Chief Financial Officer of the Corporation (CFO) the authority, within specified limits, to authorize in advance all engagements of the external auditors to provide pre-approved services to the Corporation and its subsidiary entities. The Chair and the CFO shall report all engagements authorized by them to the Committee at its next meeting.

(3) The Committee shall have direct and unrestricted access to the external auditors, officers and employees and information and records of the Corporation.

(4) The Committee is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisors if it considers this appropriate.

(5) The Committee is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate.

(6) The external auditors shall have direct and unrestricted access to the Committee and shall report directly to the Committee.

(7) The Corporation shall pay directly or reimburse the Committee for the expenses incurred by the Committee in carrying out its responsibilities.

5.   Meetings and Proceedings

(1) The Committee shall meet at least five times each year and not less frequently than once each calendar quarter.

(2) Any Member or the Secretary may call a meeting of the Committee. The external auditors or the CFO may ask a Member to call a meeting of the Committee.

(3) The Chair is responsible for the agenda of each meeting of the Committee, including input from the officers and employees of the Corporation, the external auditors, other Members and other directors of the Corporation as appropriate. Meetings will include presentations by management or professional advisors and consultants when appropriate and allow sufficient time to permit a full and open discussion of agenda items.

(4) Unless waived by all Members, a notice of each meeting of the Committee confirming the date, time, place and agenda of the meeting, together with any supporting materials, shall be forwarded to each Member at least three days before the date of the meeting.

(5) The quorum for each meeting of the Committee is two Members. In the absence of the Chair, the other Members may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

(6) The Chair or his delegate shall report to the Board following each meeting of the Committee.

(7) The Secretary or his delegate shall keep minutes of all meetings of the Committee, including all resolutions passed by the Committee. Minutes of all meetings shall be distributed to the Members and the other directors of the Corporation after preliminary approval thereof by the Chair.

(8) An individual who is not a Member may be invited to attend a meeting of the Committee for all or part of the meeting. The Chair of the Board, the President and Chief Executive Officer of the Corporation, the CFO and the engagement partners at the external auditors have a standing invitation to attend all meetings of the Committee except those meetings or parts of meetings where the Committee meets alone or in private session with management, the external auditors or professional advisors and consultants.

(9) The Committee shall meet regularly alone and in private sessions with management and the external auditors to facilitate full communication.

6.   Self Assessment

(1) The Committee and the Board shall annually assess the effectiveness of the Committee with a view to ensuring that the performance of the Committee accords with best practices.

(2) The Committee and the Board shall annually review and update this Charter as required.

                                 SCHEDULE "F"
                      POLICY ON INDEPENDENCE OF DIRECTORS

1. Background

     The board of directors (Board) of Crystallex International Corporation (Corporation) has developed this Policy after consideration of recent changes in the corporate governance requirements in Canada and the United States relating to the independence of directors applicable to the Corporation.

     Certain of these requirements require that a majority of the directors of the Corporation (Directors), and all the Directors on the audit, compensation and nominating committees of the Board, are independent.

2.   Purpose

     The purposes of this Policy are:

     (a) to set out the test that the Board will use to determine whether a Director is independent;

     (b) to identify the criteria that the Board will use to assess whether a Director is independent; and

     (c) to describe the disclosure that the Board will provide to the shareholders of the Corporation with respect to its determination of the independence of Directors.

3.   Test of Independence

     The test that will be used by the Board to determine whether a Director is independent is:

          Independent of management or any other direct or indirect material business or other relationship with the Corporation and its subsidiaries and any other entity that is consolidated with the Corporation's financial statements (Crystallex Group) that could interfere with the exercise of independent judgment by the Director or the ability of the Director to act in the best interests of the Corporation.

4.   Assessment Process

     Each Director will provide the Board with information sufficient to enable the Board to assess whether the Director is independent, including information with respect to the criteria set out below.

     The Board will assess whether a Director is independent annually and whenever new information is provided to the Board. The Board will consider all relevant information in assessing whether a Director is independent.

     Generally, a Director will be considered to be independent if he/she satisfies all the criteria set out below. A Director may, however, be considered to be independent even though he/she does not satisfy one or more of the criteria set out below. For example, the director independence criteria set out below are in some cases more restrictive than those prescribed under requirements applicable to the Corporation (Prescribed Requirements). Also, the Prescribed Requirements for qualification for membership on an audit committee are more restrictive than those for qualification for membership on a compensation or nominating committee or a board of directors generally. If a Director satisfies the Prescribed Requirements, the Board may, in certain circumstances, determine that a Director is independent.

5.   Criteria used to Assess Independence

     The criteria that the Board will use in assessing whether a Director is independent are set out below. Defined terms used in connection with one of the criteria apply to all of the criteria.

(1) Is not an officer or employee - neither the Director nor an immediate family member of the Director is, or within the last three years has been, an officer or employee of a member of the Crystallex Group.

     An immediate family member of an individual is the individual's spouse, parent, child, sibling, mother-in-law, father-in-law, sister-in-law, brother-in-law, daughter-in-law, son-in-law and anyone, other than an employee, who resides in the individual's home.

     An officer of an entity includes an individual who performs a policy making function in respect of the entity or who makes, or participates in making, decisions that affect all or a substantial part of the business of the entity, whether or not the individual is employed by the entity and whether or not the individual does so directly or through another entity.

     A Director may be considered to be independent if an immediate family member of the Director is only an employee of a member of the Crystallex Group.

(2) Is not a substantial shareholder - the Director is not a substantial shareholder of a member of the Crystallex Group or affiliated with a substantial shareholder of a member of the Crystallex Group.

     A substantial shareholder of an entity is a person who beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the voting interests of the entity.

     An individual is affiliated with an entity if the individual is a director, officer, employee, principal, partner or managing director of, or occupies a similar position with, the entity or is a substantial shareholder of the entity.

     A Director who is a director of a substantial shareholder of a member of the Crystallex Group may be considered to be independent if the Director is independent of the substantial shareholder.

(3) Has no material contractual relationship - the Director does not have any material contractual relationship with a member of the Crystallex Group other than as a Director.

     The test of whether a contractual relationship is material will be based on all the circumstances relevant to the Director.

(4) Does not receive consulting or other advisory fees or payments - neither the Director nor an immediate family member or related entity of the Director receives, or within the last three years has received, consulting or other advisory fees or payments from the Crystallex Group that in any year exceed the lesser of C$75,000 and the Canadian dollar equivalent of US$60,000, other than compensation for Board services, payments arising from investments in securities of the Corporation or, in the case of an immediate family member who is not an officer of a member of the Crystallex Group, compensation for services as an employee of a member of the Crystallex Group.

     An entity is a related entity of a Director if the Director or an immediate family member of the Director is a director, officer, employee, principal, partner or managing director of, or occupies a similar position with, the entity or is a substantial shareholder of the entity.

(5) Does not receive incentive compensation - the Director does not participate in any share based incentive scheme or performance related pay scheme of the Crystallex Group.

     This criterion does not preclude the payment of all or part of a Director's compensation for Board services in the form of shares or options to receive shares of the Corporation.

(6) Is not a professional consultant or advisor - neither the Director nor an immediate family member of the Director is, or within the last three years has been, an auditor or other professional consultant or advisor to a member of the Crystallex Group or affiliated with an auditor or other professional consultant or advisor to a member of the Crystallex Group.

     A professional consultant or advisor includes an entity that provides accounting, actuarial, consulting, legal, investment banking or financial advisory services.

     A Director may be considered to be independent if an immediate family member of the Director is only an employee of an auditor or other professional consultant or advisor to a member of the Crystallex Group and does not participate in a material way in the provision of services to the member of the Crystallex Group by the auditor or other professional consultant or advisor.

(7) Is not a material supplier or customer - neither the Director nor an immediate family member of the Director is, or within the last three years has been, a material supplier or customer of the Crystallex Group or affiliated with a material supplier or customer of the Crystallex Group.

     A material supplier or customer of the Crystallex Group is a person to which the Crystallex Group made or from which Crystallex Group received payments (other than payments arising from investments in securities of the Corporation) in any year that exceed the greater of 5% of the consolidated gross revenues of the person for the year and the Canadian dollar equivalent of US$200,000.

(8) Has no board remuneration committee connection - neither the Director nor an immediate family member of the Director is, or within the last three years has been, an officer of any entity, the compensation committee of which includes, or within the last three years included, an officer of the Corporation.

(9) Has no other material business relationship - neither the Director nor an immediate family member or related entity of the Director has, or within the last three years has had, directly or indirectly, any other material business relationship with the Crystallex Group.

     The test of whether a business relationship is material will be based on the circumstances relevant to the Director.

(10) Has no significant links with other Directors - the Director does not hold cross-directorships or have any significant links with any other Director (e.g., through involvement in other entities) that would materially interfere with the exercise of independent judgment by the Director or the ability of the Director to act in the best interests of the Crystallex Group.

(11) Has not served too long - the Director has not served on the Board for a period that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Crystallex Group.

(12) Is independent in character and judgment - the Director is independent in character and judgment.

6.   Disclosure

     The Board will provide to the shareholders of the Corporation annually disclosure with respect to its determination of the independence of the Directors, including:

     (a) identifying which Directors are and are not independent and the basis of the determination of independence;

     (b) explaining any determination of independence of a Director who does not satisfy all the criteria set out above; and

     (c) describing all the material relationships of each Director with the Crystallex Group (whether or not falling within the criteria set out above), including relationships which the Board believes do not affect independence but which the Board believes could be perceived as interfering with the exercise of independent judgement by the Director or the ability of the Director to act in the best interests of the Crystallex Group.

The Board will provide to the shareholders of the Corporation as soon as practicable disclosure with respect to any change in its determination of the independence of a Director.

                                                                 Document No. 2

Crystallex International Corporation



Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in United States Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Crystallex International Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.


/s/ DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants
Toronto, Ontario

March 27, 2007, except as to Note 17, which is as at March 29, 2007

Crystallex International Corporation
Table of Contents
December 31, 2006, 2005 and 2004
================================================================================



                                                                         Page
                                                                         ----

Consolidated Balance Sheets                                                1


Consolidated Statements of Operations                                      2


Consolidated Statements of Cash Flows                                      3


Consolidated Statements of Shareholders' Equity                            4


Notes to the Consolidated Financial Statements                        5 - 43


Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
============================================================================================================

                                                                          2006                 2005
                                                                     ------------------- -------------------
ASSETS

CURRENT
Cash and cash equivalents                                                 $  28,573,142         $ 4,070,019
Restricted cash and cash equivalents (Note 3)                                         -           9,241,851
Accounts receivable                                                             490,090           1,395,394
Production inventories (Note 4)                                               4,867,577           2,566,821
Prepaid expenses and other                                                    4,760,999           2,787,495
------------------------------------------------------------------------------------------------------------
                                                                             38,691,808          20,061,580
RESTRICTED CASH AND CASH EQUIVALENTS (Note 3)                                         -          12,081,312
PROPERTY, PLANT AND EQUIPMENT (Note 5)                                      256,455,027         215,260,043
DEFERRED FINANCING FEES (Note 6)                                              2,595,627           3,237,263
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                              $ 297,742,462       $ 250,640,198
============================================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities                                  $  12,791,456        $ 20,145,034
Current portion of debt (Note 7)                                              3,172,559           2,442,350
Current portion of asset retirement obligations (Note 8)                        239,408             126,092
------------------------------------------------------------------------------------------------------------
                                                                             16,203,423          22,713,476
DEBT (Note 7)                                                                84,524,929          94,495,582
ASSET RETIREMENT OBLIGATIONS (Note 8)                                           971,167           1,394,646
------------------------------------------------------------------------------------------------------------
                                                                            101,699,519         118,603,704
------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 1 & 16)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 9)                                                      448,100,697         336,491,624
CONTRIBUTED SURPLUS                                                          23,135,187          32,489,216
EQUITY COMPONENT OF EXCHANGEABLE BANK LOAN (Note 7)                                   -           2,564,366
CUMULATIVE TRANSLATION ADJUSTMENT                                            11,958,981          11,958,981
DEFICIT                                                                   (287,151,922)       (251,467,693)
------------------------------------------------------------------------------------------------------------
                                                                            196,042,943         132,036,494
------------------------------------------------------------------------------------------------------------
                                                                          $ 297,742,462       $ 250,640,198
============================================================================================================



/s/ Gordon Thompson, Director                                       /s/ Johan van't Hof, Director

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                               Page 1 of 43

Crystallex International Corporation

Consolidated Statements of Operations
Years ended December 31, 2006, 2005, 2004
(Expressed in United States dollars)
==================================================================================================================
                                                            2006                  2005                 2004
                                                     ------------------     -----------------    -----------------

MINING REVENUE                                           $  28,087,764        $   24,989,681       $   20,245,690
------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations                                                27,099,113            22,754,642           18,037,768
  Amortization                                                 949,996             2,366,312            1,161,042
  Depletion                                                    833,427               330,472            4,869,005
------------------------------------------------------------------------------------------------------------------
                                                            28,882,536            25,451,426           24,067,815
------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                               (794,772)              (461,745)          (3,822,125)
------------------------------------------------------------------------------------------------------------------
OTHER EXPENSES
  General and administrative                                20,397,226            19,460,501           18,223,193
  Interest on debt                                          12,945,985            11,809,087              548,131
  Stock based compensation (Note 9)                          2,463,691             3,665,894            5,296,977
  Amortization                                                 701,875             1,048,296              158,969
------------------------------------------------------------------------------------------------------------------
                                                            36,508,777            35,983,778           24,227,270
------------------------------------------------------------------------------------------------------------------
COMMODITY CONTRACT LOSS                                              -            (3,770,835)            (963,717)
------------------------------------------------------------------------------------------------------------------
LOSS BEFORE OTHER ITEMS                                    (37,303,549)          (40,216,358)         (29,013,112)
------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
Interest and other income                                    1,159,586             1,926,425              697,638
Foreign exchange (loss) gain                                   459,734            (1,192,593)             397,313
Write-down of property, plant & equipment (Note 5)                   -                     -          (32,003,253)
Gain on settlement of debt (Note 7)                                  -               875,610                    -
Investment in subsidiaries (Note 10)                                 -            (6,600,000)            (493,702)
------------------------------------------------------------------------------------------------------------------
                                                             1,619,320            (4,990,558)         (31,402,004)
------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS
    BEFORE NON-CONTROLLING INTEREST                        (35,684,229)          (45,206,916)         (60,415,116)
NON-CONTROLLING INTEREST                                             -                     -              111,053
------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                            (35,684,229)          (45,206,916)         (60,304,063)

LOSS FROM DISCONTINUED
OPERATIONS (Note 15)                                                 -                     -             (350,000)
------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                    $ (35,684,229)       $  (45,206,916)       $ (60,654,063)
==================================================================================================================
NET LOSS PER SHARE - basic and diluted
Continuing operations                                    $       (0.15)       $        (0.23)     $         (0.35)
Discontinued operations                                             -                     -                    -
------------------------------------------------------------------------------------------------------------------
                                                         $       (0.15)       $        (0.23)     $         (0.35)
==================================================================================================================
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - basic and diluted                  230,229,162           194,729,931          172,234,551
==================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                     Page 2 of 43

Crystallex International Corporation

Consolidated Statements of Cash Flows
Years ended December 31,2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================================================
                                                            2006                  2005                 2004
                                                     ------------------     -----------------    ---------------
CASH FLOWS FROM CONTINUING
OPERATING ACTIVITIES
  Loss for the year - continuing operations             $   (35,684,229)     $   (45,206,916)    $ (60,304,063)
  Adjustments to reconcile loss to net cash
   used in operating activities:
     Amortization and depletion                               2,485,298            2,303,717         6,189,016
     Interest accretion on debt                               2,960,413            2,672,895            79,249
     Stock based compensation                                 2,463,691            3,665,894         5,296,977
     Warrants issued for professional fees                    1,365,839                    -                 -
     Accretion expense on asset retirement obligations          288,376              345,460                 -
     Reductions in asset retirement obligations                (598,539)          (1,095,903)                -
     Director's fees paid in shares                              60,000              190,000           100,000
     Investment in subsidiaries                                       -            6,600,000           493,702
     Gain on settlement of debt                                       -             (875,610)                -
     Write-down of mineral properties                                 -                    -        32,003,253
     Extension of warrants                                            -                    -           225,178
     Non controlling interest in loss of subsidiary                   -                    -          (111,053)
     Unrealized foreign exchange gain                                 -                    -           (71,279)
     Unrealized commodity contract gain                               -           (8,265,111)      (18,127,999)
  Changes in other operating assets and liabilities
   (net of effects from purchase of subsidiaries):
  Decrease (increase) in accounts receivable                    905,304             (865,487)          330,994
  Increase in production inventories                         (2,300,756)            (782,033)          (33,085)
  Increase in prepaid expenses and other                     (1,973,504)              (2,231)       (1,752,719)
  (Decrease) increase in accounts payable and
    accrued liabilities                                      (2,024,678)            6,409,112         (323,269)
---------------------------------------------------------------------------------------------------------------
                                                            (32,052,785)         (32,714,407)      (36,005,098)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in property, plant and equipment              (48,410,744)          (94,369,873)      (50,900,524)
  Decrease (increase) in restricted cash and cash
    equivalents                                             21,323,163            76,682,473       (98,005,636)
  Decrease (increase) in short-term investments                      -            30,277,280       (30,277,280)
---------------------------------------------------------------------------------------------------------------
                                                           (27,087,581)           12,589,880      (179,183,440)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash                          82,951,451            15,892,242       115,113,111
  Debt borrowings                                                    -             7,673,793        78,550,000
  Debt repayments                                           (5,202,552)           (4,512,500)       (1,029,530)
  Deferred financing fees                                      (77,479)             (898,657)       (3,489,122)
  Issuance of warrants                                       5,972,069               272,926                 -
  Proceeds from orderly disposition of shares                        -                     -         3,957,285
---------------------------------------------------------------------------------------------------------------
                                                            83,643,489            18,427,804       193,101,744
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM CONTINUING OPERATIONS                       24,503,123            (1,696,723)      (22,086,794)
CASH FLOWS FROM DISCONTINUED OPERATIONS                              -                     -         1,650,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            24,503,123            (1,696,723)      (20,436,794)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 4,070,019             5,766,742        26,203,536
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $   28,573,142       $     4,070,019    $    5,766,742
===============================================================================================================
Supplemental disclosure with respect to cash flows (Note 13)
The accompanying notes are an integral part of the consolidated financial statements.



                                                                                                  Page 3 of 43

Crystallex International Corporation

Consolidated Statements of Shareholders' Equity
Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
=================================================================================================================================
                                                  Number of                     Number of
                                                     Common                       Special                          Number of
                                                     Shares          Amount      Warrants           Amount          Warrants
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                    135,403,523     171,994,591    12,800,000     $ 11,886,581      $ 20,042,772
Adjustment for change in policy
  re stock-based compensation                             -               -             -              -                   -
Shares issued: Public equity offering            28,750,000      81,935,995             -              -                   -
     Unit offering                                6,500,000      20,484,750             -              -                   -
     Exercise of options                          1,251,000       1,581,512             -              -                   -
     Conversion of warrants                       4,908,046      13,573,007             -              -          (4,908,046)
     Directors' fees                                 40,976         100,000                                                -
     Finders fee                                     19,232          50,000                                                -
     Conversion of special warrants              12,800,000      11,886,581   (12,800,000)     (11,886,581)                -
     Share exchange - El Callao                     163,958         468,062             -              -                   -
     Proceeds from orderly
        disposition of shares                             -       3,957,285             -              -                   -
     Options issued                                       -               -             -              -                   -
Warrants expired during the year                          -               -             -              -          (2,126,491)
Extension of warrants                                     -               -             -              -                   -
Net loss for the year                                     -               -             -              -                   -
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                    189,836,735     306,031,783             -              -          13,008,235
Shares issued: Unit offering                        200,000         466,549             -              -             450,000
     Exercise of options                            775,000       1,196,957             -              -                   -
     Issuance of shares under equity
       drawn down facility                       12,273,236      17,394,493             -              -                   -
     Acquisition of non-controlling interest      1,467,136       3,000,000             -              -                   -
     Conversion of warrants                       3,418,500       8,210,355             -              -          (3,418,500)
     Directors' fees                                 65,186         190,000             -              -                   -
     Share exchange - El Callao                         523           1,487             -              -                   -
Exchangeable debt                                         -               -                            -                   -
Options issued to employees                               -               -             -              -                   -
Warrants expired during the year                          -               -             -              -          (1,042,008)
Net loss for the year                                     -               -             -              -                   -
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2005                    208,036,316     336,491,624             -              -           8,997,727
Shares issued: Unit offerings                    20,924,000      51,208,985             -              -          17,312,500
     Exercise of options                          1,641,800       5,490,735             -              -                   -
     Issuance of shares under equity
       drawn down facility                        1,661,130       4,317,661             -              -                   -
     Settlement of promissory note                  611,300       1,800,000             -              -                   -
     Settlement of bank loan                      3,765,841       7,641,266             -              -                   -
     Conversion of warrants                       8,764,682      41,089,701             -              -          (8,764,682)
     Directors' fees                                 19,170          60,000             -              -                   -
     Share exchange - El Callao                         255             725             -              -                   -
Options issued to employees                               -               -             -              -                   -
Warrants issued for professional fees                     -               -             -              -             500,000
Warrants issued in exchange for
   early exercise of warrants                             -               -             -              -             875,000
Warrants expired during the year                          -               -             -              -            (233,045)
Net loss for the year                                     -               -             -              -                   -
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2006                    245,424,494   $ 448,100,697             -              -          18,687,500
---------------------------------------------------------------------------------------------------------------------------------

[table continued]

---------------------------------------------------------------------------------------------------------------------------------
                                                                       Equity
                                                                      component
                                                                       Notes/        Cumulative
                                                   Contributed      Exchangeables   Translation
                                                       Surplus           Debt        Adjustment       Deficit              Total
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                     $  25,808,171              -      $ 11,958,981   $(142,650,559)    $ 78,997,765
Adjustment for change in policy
  re stock-based compensation                        2,956,155              -                 -      (2,956,155)    $          -
Shares issued: Public equity offering                        -              -                 -               -     $ 81,935,995
     Unit offering                                           -              -                 -               -     $ 20,484,750
     Exercise of options                              (172,624)             -                 -               -     $  1,408,888
     Conversion of warrants                         (2,289,529)             -                 -               -     $ 11,283,478
     Directors' fees                                         -              -                 -               -     $    100,000
     Finders fee                                             -              -                 -               -     $     50,000
     Conversion of special warrants                          -              -                 -               -     $          -
     Share exchange - El Callao                              -              -                 -               -     $    468,062
     Proceeds from orderly
        disposition of shares                                -              -                 -               -     $  3,957,285
     Options issued                                  5,296,977              -                 -               -     $  5,296,977
Warrants expired during the year                             -              -                 -               -     $          -
Extension of warrants                                  225,178              -                 -               -     $    225,178
Net loss for the year                                        -              -                 -     (60,654,063)    $(60,654,063)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                        31,824,328              -        11,958,981    (206,260,777)    $143,554,315
Shares issued: Unit offering                           272,926              -                 -               -     $    739,475
     Exercise of options                              (143,934)             -                 -               -     $  1,053,023
     Issuance of shares under equity
       drawn down facility                                   -              -                 -               -     $ 17,394,493
     Acquisition of non-controlling interest                 -              -                 -               -     $  3,000,000
     Conversion of warrants                         (3,129,998)             -                 -               -     $  5,080,357
     Directors' fees                                         -              -                 -               -     $    190,000
     Share exchange - El Callao                              -              -                 -               -     $      1,487
Exchangeable debt                                            -      2,564,366                 -               -     $  2,564,366
Options issued to employees                          3,665,894              -                 -               -     $  3,665,894
Warrants expired during the year                             -              -                 -               -     $          -
Net loss for the year                                        -              -                 -     (45,206,916)    $(45,206,916)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2005                        32,489,216      2,564,366        11,958,981    (251,467,693)    $132,036,494
Shares issued: Unit offerings                        5,972,069              -                 -               -     $ 57,181,054
     Exercise of options                            (1,838,981)             -                 -               -     $  3,651,754
     Issuance of shares under equity
       drawn down facility                                   -              -                 -               -     $  4,317,661
     Settlement of promissory note                           -              -                 -               -     $  1,800,000
     Settlement of bank loan                                 -     (2,564,366)                -               -     $  5,076,900
     Conversion of warrants                        (17,316,647)             -                 -               -     $ 23,773,054
     Directors' fees                                         -              -                 -               -     $     60,000
     Share exchange - El Callao                              -              -                 -               -     $        725
Options issued to employees                          2,463,691              -                 -               -     $  2,463,691
Warrants issued for professional fees                1,365,839              -                 -               -     $  1,365,839
Warrants issued in exchange for
   early exercise of warrants                                -              -                 -               -     $          -
Warrants expired during the year                             -              -                 -               -     $          -
Net loss for the year                                        -              -                 -     (35,684,229)    $(35,684,229)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2006                     $  23,135,187              -      $ 11,958,981   $(287,151,922)    $196,042,943
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.



                                                                                                                   Page 4 of 43

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

1.     NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

       Crystallex International Corporation ("Crystallex" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations. Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

       The Company's principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the permit to Impact Natural Resources (the "Permit") which will allow management to proceed to put in place financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mines ("MIBAM") advising that MIBAM formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project.

       The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that this Permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company's ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2.     SIGNIFICANT ACCOUNTING POLICIES

       The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 19.

       Basis of presentation of consolidated financial statements

       The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada.

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       Principles of consolidation

       These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, all of which are controlled through the ownership of a majority voting interest. All inter-company balances and transactions have been eliminated.

       Translation of foreign currency subsidiaries and foreign currency balances

       The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated from the local currency into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the year end exchange rates, and non-monetary assets and liabilities are translated into U.S. dollars using historical rates of exchange. Revenues and expenses are translated into U.S. dollars at average rates for the year. Exchange gains and losses on translation are included in the Statement of Operations.

       The Company translates monetary assets and liabilities that are denominated in foreign currencies at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at average rates in the month except for depreciation and amortization, which are translated using the same rates as the related assets. Foreign exchange gains and losses on monetary items are recorded on the statement of operations as they occur.

       Cash and cash equivalents

       Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

       Short-term investments

       Short-term investments include highly liquid investments with original maturities greater than three months and less than one year.

       Allowance for doubtful accounts

       The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2006 and December 31, 2005.

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       Property, plant and equipment

       Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization is being provided for using the straight-line method over the following periods, not to exceed the mine's estimated life:

                   Buildings                                 5 years
                   Field vehicles                            5 years
                   Furniture and equipment                   5 years
                   Mill and plant                           20 years
                   Mining equipment                         10 years


       Mineral properties and deferred exploration and development expenditures

       Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

       Asset retirement obligations

       The Company records a liability for its long-term asset retirement obligations, equal to the fair value of the obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset. The asset is amortized and charged to amortization expense over the life of the associated asset. The obligation is accreted over the period of expected cash flows with a corresponding charge to operating expenses. The fair value of the obligation for asset retirement is re-assessed annually.

       Impairment of long lived assets

       The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs.

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       Impairment of long lived assets (continued)

       The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value, which is measured using discounted cash flows.

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

       Income taxes

       The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities. The Company provides a valuation allowance against the recorded future income tax asset when it appears more likely than not that some or all of the future income tax assets will not be realized.

       Revenue recognition

       Revenue from mining operations are recognized upon shipment of gold, when title has passed to the customer, when persuasive evidence of an arrangement exists, and collection of the sale is reasonably assured.

       Deferred financing fees

       Costs related to the Company's debt financings are deferred and amortized over the term of the related financing.

       Loss per share

       Loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted per share amounts are calculated using the treasury stock method. In 2006, 2005 and 2004, the potential effect of the outstanding convertible notes, stock options and warrants were anti-dilutive.

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       Commodity derivative contracts

       The Company has in the past entered into commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments were not designated as hedges for accounting purposes and were carried on the balance sheets, under the caption commodity contract obligations, at estimated current fair market value.

       Premiums received at the inception of written call options were initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the commodity contract obligations and realized gains/losses on the commodity contract obligations were recognized in the Statement of Operations in the year of the change or settlement as a commodity contract gain (loss).

       Stock-based compensation plans

       The Company has stock-based compensation plans which are described in
       Note 9. The Company accounts for stock options using the fair value method, whereby compensation expense for stock options is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

       Measurement uncertainty

       The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used include those relating to the timing and receipt of the Permit, gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital, income taxes and required asset retirement obligations. These estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

       Fair value of financial instruments

       The balance sheet carrying amounts for cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The fair value of debt is disclosed in Note 7.

       Fair values of certain financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       Fair value of financial instruments (continued)

       as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the caption commodity contract obligations. As at December 31, 2006 and 2005 the Company had no obligations outstanding under fixed forward contracts and written call options.

3.     RESTRICTED CASH AND CASH EQUIVALENTS

       As at December 31, 2006 the Company no longer had any restricted cash and cash equivalents (December 31, 2005 - $21,323,163). Prior to December 31, 2006, this balance was comprised principally of treasury bills with original maturities of three months or less. These funds were held in escrow under terms of an Escrow Agreement whereby funds were restricted for use towards approved capital budget expenditures for Las Cristinas and interest expense on Notes payable (Note 7).

4.     PRODUCTION INVENTORIES

                                                     2006              2005
                                             ---------------    ---------------

       Gold in dore                          $     524,360          $ 406,435
       Gold in process                             563,746            732,074
       Stockpiled ore                              958,271             28,484
       Consumables and spare parts               2,821,200          1,399,828
       -------------------------------------------------------------------------
                                                $4,867,577         $2,566,821
       =========================================================================

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


5.     PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment at December 31 are as follows:


                                                                   2006
                                       --------------------------------------------------------------
                                                                Accumulated
                                           Cost, Net           Amortization
                                               of                   and                Net Book
                                          Write-downs            Depletion              Value
                                       -------------------   ------------------   -------------------

Plant and equipment                          $113,865,685          $ 9,003,122          $104,862,563
Mineral properties                            159,499,041            7,906,577           151,592,464
Deferred exploration and
development expenditures                        3,658,007            3,658,007                     -
-----------------------------------------------------------------------------------------------------
                                             $277,022,733          $20,567,706          $256,455,027
=====================================================================================================



                                                                   2005
                                       --------------------------------------------------------------
                                                                Accumulated
                                           Cost, Net           Amortization
                                               of                   and                Net Book
                                          Write-downs            Depletion              Value
                                       -------------------   ------------------   -------------------

Plant and equipment                          $ 99,939,283          $ 7,783,659          $ 92,155,624
Mineral properties                            130,177,569            7,877,218           122,300,351
Deferred exploration and
development expenditures                        3,658,007            2,853,939               804,068
-----------------------------------------------------------------------------------------------------
                                             $233,774,859          $18,514,816          $215,260,043
=====================================================================================================

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


5.     PROPERTY, PLANT AND EQUIPMENT (continued)

       The net book values of property, plant and equipment by location are as follows:


                              --------------------------------------------------------------------------------
                                      2006
                              --------------------------------------------------------------------------------
                                                                          Deferred
                                                                        exploration and
                                   Plant and             Mineral         development
                                   Equipment           properties       expenditures              Total
                              --------------------------------------------------------------------------------
Las Cristinas                        $ 104,691,650      $ 151,592,464     $      -            $ 256,284,114
Corporate                                  170,913                 -             -                  170,913
--------------------------------------------------------------------------------------------------------------
Total                                $ 104,862,563      $ 151,592,464     $      -            $ 256,455,027
--------------------------------------------------------------------------------------------------------------


                              --------------------------------------------------------------------------------
                                                                             2005
                              --------------------------------------------------------------------------------
                                                                          Deferred
                                                                        exploration and
                                   Plant and             Mineral         development
                                   Equipment           properties       expenditures              Total
                              --------------------------------------------------------------------------------
Las Cristinas                        $  90,930,549      $ 122,270,993     $      -            $ 213,201,542
Tomi Concession                                -               29,358        804,068                833,426
Revemin mill                               957,455                 -             -                  957,455
Corporate                                  267,620                 -             -                  267,620
--------------------------------------------------------------------------------------------------------------
Total                                $  92,155,624      $ 122,300,351     $  804,068          $ 215,260,043
--------------------------------------------------------------------------------------------------------------



       Deferred exploration and development expenditures are not re-classified as costs of mineral properties once production has commenced.

       The Company reviews annually the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. Write downs to the estimated fair market value amounting to $ Nil (2005 - $Nil; 2004 - $32,003,253) were included within the Statements of Operations.

       Property, plant and equipment summarized by property is as follows:

       Las Cristinas

       On September 17, 2002, the Company entered into a non-assignable mining agreement (the "Agreement") with the Corporacion Venezolana de Guayana ("CVG"), acting under the authority of the Ministry of Energy and Mines of Venezuela ("MEM"), pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the processing of gold for its subsequent commercialization and sale (Note 16). As a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions.

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

5.     PROPERTY, PLANT AND EQUIPMENT (continued)

       The aggregate cost incurred by the Company to December 31, 2006 to obtain the right to exploit the area is $256,284,114, represented by $239,359,968 of payments in cash and $16,924,146 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders' fees of $36,170,393 ($24,978,317 in cash; and $11,192,076 through shares); professional fees and related expenses of $115,422,074 ($109,690,004 in cash; and $5,732,070 through shares); and
       equipment purchases ($104,691,647 in cash). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments relating to travel and administrative costs of $793,557 during the year ended December 31, 2006 (2005 -$370,579 ; 2004 - $634,679).

       Bolivar Goldfields Properties

       The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This ownership includes the Tomi concession, Revemin mill and related exploration lands in Venezuela.

       Albino 1 Concession

       The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. On February 25, 2005, the MEM notified the Company that it had terminated the Company's Albino concession rights. The Company wrote down the carrying value of its investment in the Albino concession to $ Nil as at December 31, 2004.

6.       DEFERRED FINANCING FEES

       Deferred financing fees of $2,595,627, net of accumulated amortization of $1,215,618 (December 31, 2005 - $3,237,263, net of accumulated amortization of $617,908), relate to costs incurred in the issuance of unit offerings and debt borrowings.

7.       DEBT


                                                                    2006                 2005
                                                             -------------------   ------------------

Bank loan                                                     $    3,163,011         $  12,840,234
Exchangeable promissory notes                                      1,800,000             3,600,000
Notes payable                                                     82,734,477            80,497,698
-----------------------------------------------------------------------------------------------------
                                                                  87,697,488            96,937,932
Less: Current portion of debt                                     (3,172,559)           (2,442,350)
-----------------------------------------------------------------------------------------------------
                                                              $   84,524,929         $  94,495,582
-----------------------------------------------------------------------------------------------------

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

7.     DEBT (continued)

       Bank loan

       On December 23, 2005 the Company and its subsidiaries restructured their outstanding obligations to Standard Bank Plc ("SB") to close out all outstanding gold forward sales and call option transactions and to amend its existing credit agreement.

       Pursuant to the restructuring, (1) the gold forward sales and call options transactions were closed out and the resulting liability of approximately $14,315,000 was converted into a fully drawn term loan facility, which is being amortized over the next two years and matures on December 31, 2008 and (2) the payment obligation under the existing credit agreement due in January 2006 was restructured and coordinated with the payment terms of the new term loan facility. The Company's guarantee will continue to apply to its subsidiaries' obligations under the new term loan facility and the restructured credit agreement. The obligations under the restructured credit agreement continue to be secured by charges against certain mining properties (other than the Las Cristinas Project and the Lo Increible operations) and a pledge of shares of certain Crystallex subsidiaries.

       The principal amounts outstanding under the new term loan facility and the restructured credit agreement bear interest at a rate per annum equal to LIBOR plus 2.5%. The Company is required to make a single aggregate payment of $150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. The Company is also required to make additional principal repayments under the new term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements. Accordingly, upon completion of the private placement unit offerings in February 2006 and August 2006 (Note 9), the Company repaid $2,123,800 and $1,889,324, respectively, of principal due to SB.

       Of the principal amount outstanding under the new term loan facility, $7,500,000 was exchangeable at the option of SB for Crystallex common shares at a price per common share equal to the lesser of the average market price of Crystallex common shares on the Toronto Stock Exchange ("TSX") for the five trading days preceding December 23, 2005 and the average market price of Crystallex common shares on the TSX for the five trading days preceding the exchange date. The exchange price per common share may not be less than C$2.00. Crystallex may require SB to exercise its exchange right if the average market price of Crystallex common shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40. If SB does not exercise all of its exchange rights in these circumstances, the remainder of the exchangeable portion of the debt under the new term loan facility becomes non-exchangeable. The exchangeable portion of the debt under the new term loan facility ranks subordinate by its terms to the senior unsecured notes of the Company due December 2011.

       Of the $7,500,000 exchangeable portion of the debt, $4,935,634 and $2,564,366 respectively, was allocated between the liability and equity components of the debt. The liability component represents the present value of the exchangeable portion discounted using the interest rate that would have been applicable to the non-exchangeable debt. The equity component represents the present value of the interest payments which the Company could settle through the issuance of shares or by cash, discounted at the same rate as the liability component (the interest component) and the right of SB to convert the

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


7.     DEBT (continued)

       Bank loan (continued)

       principal of the debt into common shares, determined as the residual amount at the date of the new term loan facility.

       As a result of restructuring the $2,054,000 principal payment due in January 2006 under the previous credit agreement with SB, the Company recorded a gain of $875,610 in December 2005.

       In May 2006, SB elected to convert into common shares $7,500,000 principal amount of the loan in accordance with the terms of the credit agreement. As a result of the conversion, Crystallex issued 3,765,841 common shares to SB as settlement of the $7,500,000 face value amount of the loan as well as including the accrued interest, accretion and deferred financing fees all of which resulted in a value of $7,641,266 being assigned to the shares issued.

       Exchangeable promissory note

       On December 31, 2005 in connection with the acquisition of the non-controlling interest described in Note 10, the Company, through ECM (Venco) Ltd, ("ECM"), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. ("Vengroup") a $3,600,000 exchangeable promissory note of ECM.

       The exchangeable promissory note is non-interest bearing and is payable in four equal semi-annual instalments commencing the earlier of the delivery of a notice or on June 29, 2006. Vengroup may elect to exchange the instalment payments for, and ECM may elect to satisfy its obligations to make instalment payments by delivery of Crystallex common shares. The number of Crystallex common shares to be delivered to Vengroup will be based upon the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding the delivery of an exchange notice by Vengroup or ECM.

       In March 2006 Vengroup exercised its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 307,213 common shares as settlement of this principal instalment payment. In July 2006 Vengroup exercised its right to exchange the December 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 304,087 common shares as settlement of this principal instalment payment.

       Where the Company elects to satisfy its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion. The Company has agreed to indemnify Vengroup for any net cumulative loss on the sale of these shares for a six month period, up to the next instalment payment due date. At December 31, 2006 the Company had not delivered any common shares to Vengroup under this arrangement.

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


7.     DEBT (continued)

       Notes payable

       In conjunction with a Unit offering (Note 9) on December 23, 2004, the Company issued $100,000,000 principal amount senior unsecured notes (the "Notes") with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation. Interest is payable on a semi-annual basis on January 15 and July 15 of each year, beginning July 15, 2005. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

       The Notes were derived from a financial instrument that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the Notes. The discounted fair value of the Notes is accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.


       Interest accretion

       Interest accretion on the Notes payable and bank loan of $2,960,413 was expensed during the year ended December 31, 2006 (2005 - $2,672,895) as a component of interest expense.

       Principal payments

       Principal payments of debt are due as follows:


                                              Exchangeable        Notes
                         Bank loan          promissory notes      payable              Total
                         ---------          ----------------      -------              -----
2007                    $ 1,593,705         $   1,800,000   $           -        $      3,393,705
2008                      1,983,952                   -                 -               1,983,952
2011                            -                     -        100,000,000            100,000,000
----------------------------------------------------------------------------------------------------
                          3,577,657             1,800,000      100,000,000            105,377,657
Less:  discount            (414,646)                  -        (17,265,523)           (17,680,169)
----------------------------------------------------------------------------------------------------
                        $ 3,163,011         $   1,800,000   $    82,734,477      $     87,697,488
----------------------------------------------------------------------------------------------------

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


7.     DEBT (continued)

       As at December 31, 2006 the fair value of the Company's debt was $84,878,219 (2005 - $71,880,208).


8.     ASSET RETIREMENT OBLIGATIONS

       The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used discount rates of 15% to 25%. As of December 31, 2006, undiscounted cash outflows approximating $1.69 million (2005 - $3.78 million) are expected to occur over a five year period. The significant decrease in the estimated cash flows is due to a reduction in the estimate of costs associated with the retirement of the Revemin mill.

       In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.


       The following table explains the change in the asset retirement obligations:


As at December 31                                                      2006                   2005
-----------------------------------------------------------     -------------------     -----------------
Asset retirement obligations, beginning of year                        $ 1,520,738            $2,301,181
        Liabilities settled                                                    -                 (30,000)
        Accretion expense                                                  288,376               345,460
        Revisions in estimated cash flows                                 (598,539)           (1,095,903)
---------------------------------------------------------------------------------------------------------
                                                                       $ 1,210,575            $1,520,738

Less : Current portion                                                    (239,408)             (126,092)

---------------------------------------------------------------------------------------------------------
Asset retirement obligations, end of year                              $   971,167            $1,394,646
---------------------------------------------------------------------------------------------------------


9.  SHARE CAPITAL


                                                                          2006                     2005
                                                                 -------------------      -------------------
Authorized
        Unlimited common shares, without par value
        Unlimited Class "A" preference shares, no par value
        Unlimited Class "B" preference shares, no par value
Issued
       245,424,494 Common Shares (2005 - 208,036,316)                 $448,100,697          $ 336,491,624
---------------------------------------------------------------------------------------------------------------

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


9.     SHARE CAPITAL (continued)

       Warrants

       As at December 31, 2006 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                 Weighted
                                                                  Average
                                                                Remaining
                                          Number              Contractual
Exercise Price                         of Shares             Life (Years)
--------------------------------------------------------------------------

$1.75                                    500,000                     0.27
$3.65 ($4.25 CAD)                      5,062,500                     1.12
$4.00                                    875,000                     1.54
$4.25                                 12,250,000*
--------------------------------------------------------------------------
                                      18,687,500
--------------------------------------------------------------------------


       * These warrants become exercisable for an 18 month period commencing on a date which is 45 days following the receipt of the Permit for the Company's Las Cristinas project. (See Financing Transactions - Fiscal 2006 Activities).

       Stock options

       The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

       As at December 31, 2006 stock options were outstanding enabling the holders to acquire common shares as follows:


Range of                           Number                Contractual             Exercise
Exercise Price - Cdn. $         of Shares               Life (Years)         Price - Cdn$
--------------------------------------------------------------------------------------------

$1.00 to $1.50                  1,352,500                       1.07                 1.29
$1.75 to $2.60                  3,714,935                       4.27                 2.22
$2.65 to $3.60                  3,924,750                       5.20                 3.08
$4.00 to $4.65                  2,401,900                       4.87                 4.21
--------------------------------------------------------------------------------------------
                               11,394,085                       4.33                 2.80
--------------------------------------------------------------------------------------------

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


9.     SHARE CAPITAL (continued)

       A summary of the status of the stock option plan as at December 31, and changes during each year ended on those dates is as follows:


                              2006                       2005                        2004
                         --------------------------- --------------------------  --------------------------
                                          Weighted                   Weighted                    Weighted
                                          Average                     Average                    Average
                             Number       Exercise      Number       Exercise       Number       Exercise
                            of Shares     Price -      of Shares      Price -      of Shares     Price -
                                           Cdn$                        Cdn$                       Cdn$
                         --------------- ----------- --------------  ----------  -------------- -----------
Outstanding,
   beginning of year         11,327,394    $  2.63    10,950,250     $  2.46      8,966,000     $  1.97
Granted                       1,773,400       3.73     1,407,644        3.28      3,285,250        3.37
Exercised                    (1,641,800)      2.31      (775,000)      (1.66)    (1,251,000)       1.44
Expired                         (64,909)      2.51      (255,500)      (2.02)       (50,000)       1.50
-----------------------------------------------------------------------------------------------------------
Outstanding,
end of year                  11,394,085    $  2.80    11,327,394     $  2.63     10,950,250     $  2.46
-----------------------------------------------------------------------------------------------------------
Weighted average fair
value of options granted
during the year - Cdn $                    $  2.63                   $  2.75                    $  2.23
-----------------------------------------------------------------------------------------------------------


       As at December 31, 2006, there were 868,833 options outstanding, with a weighted average exercise price of C$4.02 that were not fully vested (2005 - 139,429 options; $3.19 weighted average exercise price).

       Supplemental information for stock-based compensation

       The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:


                                        2006           2005           2004
                                     ------------  -------------  ------------

          Risk free interest rate      4.13%          3.61%         4.38%
          Expected life (years)         3.70           3.97          5.98
          Expected volatility           119%           105%           75%
          Expected dividends               -              -             -

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


9.     SHARE CAPITAL (continued)

       Financing Transactions

        Fiscal 2006 Activities

        During January 2006, the Company issued 1,661,130 common shares for net proceeds of $4,317,661 under the terms of its equity draw down facility.

        During February 2006, the Company completed a private placement of 10,799,000 units. Each unit was comprised of one common share and 1.1344 common share purchase warrants. Each whole warrant entitles the holder to purchase one common share at a price of US$4.25. The warrants are non-transferable and are exercisable for an 18 month period commencing 45 days following receipt of the Permit for the Company's Las Cristinas project in Venezuela. Certain events, including change in control of the Company or in the Company's interest in the Las Cristinas project, make the warrants immediately exercisable. The net proceeds received by the Company, after considering issuance costs of $991,972, was $30,325,130. The issuance costs were allocated proportionately to the amounts recorded as share capital of $28,233,742 and contributed surplus of $2,091,388.

        During March 2006, under the terms of the exchangeable promissory notes between Vengroup and ECM (Note 7), the Company issued 307,213 common shares to Vengroup as payment of $900,000 due to Vengroup on June 29, 2006.

        During May 2006, upon SB's exercise of its exchange rights, the Company issued 3,765,841 common shares to SB as settlement of the $7.5 million exchangeable portion of the bank loan (Note 7)

        During July 2006, under the terms of the exchangeable promissory notes between Vengroup and ECM (Note 7), the Company issued 304,087 common shares to Vengroup as payment of $900,000 due to Vengroup on December 29, 2006

        During July 2006, the Company agreed to amend the terms of 2,197,727 unlisted common share purchase warrants (the "Warrants"). Each Warrant entitled the holder to acquire one common share of the Company at an exercise price of US$2.75 per share until September 15, 2006. Pursuant to the terms of the amendment to the Warrants and their subsequent exercise, the Company issued approximately 0.398 new common share purchase warrants (the "New Warrants") in exchange for each Warrant exercised, for an aggregate of 875,000 New Warrants. Each New Warrant issued entitles the holder to acquire one common share in the capital of the Company at an exercise price of US$4.00 per share until July 14, 2008.

        The Company agreed to amend the terms of warrants granted to its project finance advisor ("Advisor"). The Company previously issued 500,000 common share purchase warrants to its Advisor in April 2003 that would only become exercisable to the Advisor should the Advisor secure financing for the Las Cristinas project ("the Financing Condition"). In July 2006 the Company agreed to remove the Financing Condition from these warrants and, accordingly, recorded professional fees of $1,365,839.

        During August 2006, the Company completed a public offering of 10,125,000 units. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

9.      SHARE CAPITAL (continued)

        Financing Transactions (continued)

        of C$4.25. The warrants are exercisable on or before February 10, 2008. The net proceeds received by the Company, after considering issuance costs of C$2,309,331 (US$2,061,078), was C$30,090,669 (US$26,855,922).
        The issuance costs were allocated proportionately to the amounts recorded as share capital of C$25,742,567 (US$22,975,241) and contributed surplus of $4,348,102 (US$3,880,681).

        Fiscal 2005 Activities

        On July 29, 2005, the Company filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement with the United States Securities and Exchange Commission pursuant to the multijurisdictional disclosure system. On August 23, 2005 the preliminary short form base shelf prospectus and registration statement became effective. This prospectus enables the Company to offer at its option, over a 25-month period, up to an aggregate of C$75 million of senior unsecured notes, common shares, warrants and units in one or more offerings.

        On September 14, 2005 the Company established, as covered under the short form base shelf prospectus, a C$60 million equity draw down facility with a counterparty and also issued and sold to them for gross proceeds of C$10 million (received on closing), units comprising C$10,000,000 principal amount of 5% Series 2 Notes due March 13, 2006, 200,000 common shares, and warrants to acquire 450,000 common shares exercisable on or before September 13, 2006 at a price of C$3.19 per share. The securities comprising the units separated immediately upon issue (Note 7). During the period October 5, 2005 through to December 16, 2005 the Company issued 12,272,236 common shares for net proceeds of $17.8 million under its equity draw down facility. In accordance with the terms of the draw down facility a portion of the proceeds were used to repay the outstanding Series 2 Notes.

        On December 30, 2005, the Company acquired the non-controlling shareholder interests in the holding companies which own or control the interests in certain of Lo Increible mining properties located in Bolivar State, Venezuela (including the La Victoria deposit). Under the terms of the transaction ECM purchased the 49% outstanding interest in Osmin Holdings Limited ("Osmin") and the 30% outstanding interest in Tamanaco Holdings Limited ("Tamanaco") owned by Vengroup and a related company, for consideration consisting of $6,600,000 payable as follows:

        - $3,000,000 by the issuance and delivery to Vengroup of 1,467,136 Crystallex common shares;
        - $3,600,000 by the issuance and delivery to Vengroup of a $3,600,000 exchangeable promissory note of ECM (Note 7).

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

9.      SHARE CAPITAL (continued)

        Financing Transactions (continued)

        Fiscal 2005 Activities (continued)

        In addition, the arbitration proceedings between Crystallex and Vengroup were terminated and the parties delivered mutual releases with respect to the subject matter of the arbitration proceedings. As a result of the transaction, the joint venture arrangements between ECM and Vengroup have been terminated and the Company, through its subsidiaries, now owns 100% of Osmin and Tamanaco. ECM's obligations under the exchangeable promissory note are guaranteed by a subsidiary of ECM and secured by a pledge of the shares of ECM's Venezuelan subsidiary that directly holds the interest in the Lo Increible properties.

        As part of the transaction, Crystallex also entered into a consulting agreement with the principals of Vengroup pursuant to which Crystallex has agreed to pay aggregate consulting fees of $600,000. These amounts were expensed during 2005 and included in general and administrative expenses in the consolidated statement of operations.

        Fiscal 2004 Activities

        On April 5, 2004, the Company completed a C$100 million public equity offering whereby 25,000,000 common shares were issued at C$4.00 per common share. The net proceeds received by the Company, after considering the underwriters' fee, amounted to $71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at C$4.00 per common share. The net proceeds received by the Company, after considering the underwriters' fee, amounted to $10,475,873. Other expenditures related to this public equity offering and over-allotment amounted to $234,609.

        On December 23, 2004, the Company completed a $100 million offering whereby 100,000 Units of the Company were issued at a price of $1,000 per Unit. Each Unit was comprised of $1,000 principal amount of senior unsecured notes and 65 common shares of the Company. The net proceeds received by the Company, after considering the underwriters' fee of $4,000,000 and other expenditures of $500,000, amounted to $95,500,000. The equity component of this offering was allocated based on the fair value of the shares issued, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the notes (Refer to Note 7).

        The net proceeds of the offering (the "Escrowed Funds") were deposited with CIBC Mellon Trust Company (the "Escrow Agent") under the terms of an escrow agreement (the "Escrow Agreement") dated December 23, 2004 between the Company and the Escrow Agent. The Escrowed Funds were divided into two pools: one pool equal to the aggregate amount of the interest payable on the first three interest payments dates (the "Interest Pool"); and, the other pool equal to the balance of the Escrowed Funds (the "Project Pool").

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


9.      SHARE CAPITAL (continued)

        Financing Transactions (continued)

        Fiscal 2004 Activities (continued)

        Under the terms of the Escrow Agreement, the Escrow Agent will release an amount equal to the interest payment from the Interest Pool, when the Company makes each of the first three interest payments to the Trustee.

        Under the terms of the Escrow Agreement, the Escrow Agent will release funds from the Project Pool to pay Approved Capital Budget Expenditures. Approved Capital Budget Expenditures are defined in the Escrow Agreement to include capital expenditures that are specifically contemplated by the feasibility studies or the project control budget relating to the Las Cristinas project and are permitted under Venezuelan law as evidenced by an opinion of Venezuelan counsel to the Company.

        Shareholder Rights Plan

        On October 30, 2006 the shareholders of the Company voted to ratify, confirm and approve a new shareholder Rights Plan (the "Rights plan") which was originally approved by the Board of Directors of the Company on June 22, 2006. The rights issued under the Rights plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company's annual meeting in 2016 (the "Expiration Time") .

        Pursuant to the Rights plan, the Board of Directors declared a distribution of one right (a "Right") for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights plan.

        In order to constitute a "Permitted Bid", an offer must be made in compliance with the Rights plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

10.     INVESTMENT IN SUBSIDIARIES

        In November 2004, Vengroup delivered a notice of arbitration to the Company and ECM. On December 29, 2005 the Company and ECM reached a settlement with Vengroup. As part of this settlement ECM acquired the non-controlling shareholder interests in the holding companies which own or control the mining rights to certain of its Lo Increible mining properties for consideration of $6.6 million. As part of the transaction to acquire the non-controlling shareholder interests, the Company also entered into a two-year consulting agreement for total fees of $600,000. This investment in ECM and its subsidiaries was

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


10.     INVESTMENT IN SUBSIDIARIES (continued)

        subsequently written down to $ Nil in 2005, as the Company had previously written off its controlling interest in the related underlying mining assets.

        Effective August 19, 2004, the Company acquired, under a plan of arrangement, all of the outstanding shares of El Callao Mining Corporation ("El Callao") not previously owned. As a result of this transaction 0702259 B.C. Ltd., a successor company to El Callao under the plan of arrangement and a subsequent amalgamation, is now a wholly-owned subsidiary of Crystallex. As consideration, shareholders of El Callao (other than Crystallex) received 0.01818 of a Crystallex common share for each of their El Callao shares representing a total obligation to issue 172,975 Crystallex common shares. The value associated with acquiring these shares was $493,702. This investment was subsequently written down to $ Nil in 2004. As at December 31, 2006, the Company had issued 164,736 common shares against this obligation.

11.     RELATED PARTY TRANSACTIONS

        During the year, the Company entered into the following transactions with related parties:

        a) Paid or accrued consulting and underwriting fees of $2,947,156 (2005
           - $120,900; 2004 - $2,843,447) to a company related to the Chairman of the Company.

        b) Paid or accrued legal fees of $ Nil (2005- $729,901; 2004 - $1,232,816) to a law firm, while a partner of whom was a director of the Company.

        The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.     INCOME TAXES

        The Company did not record a provision or benefit for income taxes for the years ended December 31, 2006, 2005 and 2004, due to the recurrence of operating losses and the Company's determination that it is not more likely than not that future income tax assets will be realized.

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


12.     INCOME TAXES (continued)

        The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:


                                                      2006                  2005                  2004
                                               --------------------  --------------------  --------------------

Statutory tax rate                                         35.88%                36.12%                36.12%
---------------------------------------------------------------------------------------------------------------
Loss before income tax provision                    $ (35,684,229)        $ (45,206,916)        $ (60,654,063)
---------------------------------------------------------------------------------------------------------------

Expected income taxes recoverable                   $ (12,803,501)        $ (16,328,738)        $ (21,908,248)
Change in valuation allowance                            7,769,253             7,268,282            21,090,347
Change in enacted tax rates                              2,772,385                   -                     -
Permanent differences                                    1,946,169             2,289,571                   -
Reduction in loss carry forwards                           284,071             6,484,430                   -
Difference in foreign tax rates                             31,623               286,455               817,901
---------------------------------------------------------------------------------------------------------------
Actual income tax provision                         $          -          $          -          $          -
---------------------------------------------------------------------------------------------------------------



        The tax effects of temporary differences that would give rise to significant portions of the future tax assets and future tax liabilities at December 31, are as follows:


                                                                         2006                      2005
                                                                 ----------------------    ----------------------

Future income tax assets:
    Loss carry forwards and deferred financing fees                       $ 75,807,550              $ 62,664,077
    Less:  valuation allowance                                             (64,394,004)              (56,624,751)
-----------------------------------------------------------------------------------------------------------------
Net future income tax asset                                                 11,413,546                 6,039,326

Future income tax liabilities:
    Property, plant and equipment                                          (11,413,546)               (6,039,326)
-----------------------------------------------------------------------------------------------------------------
Net future income taxes                                                   $        -                 $       -
-----------------------------------------------------------------------------------------------------------------



        Future income tax assets are recognized to the extent that realization is considered more likely than not. Since the Company has determined that it is more likely than not that the future income tax assets are not recoverable, the net future income tax assets have been fully offset by a valuation allowance. The prior years' presentation has been amended to conform to the current years' presentation.

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================




12.     INCOME TAXES (continued)

        At December 31, 2006 the Company has the following unused tax losses available for tax purposes:

                                                     Country
                                      -----------------------------------------
          Year of Expiry                    Canada               Venezuela
          --------------                    ------               ---------
                 2007                    $          -          $ 38,230,247
                 2008                    $  1,589,061          $ 13,512,021
                 2009                    $ 38,974,834          $  1,682,068
                 2010                    $ 33,036,515          $          -
                 2014                    $ 14,982,866          $          -
                 2015                    $ 31,502,426          $          -
                 2026                    $ 49,851,765          $          -
                                                               $          -

13.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS


                                                         2006                 2005                 2004
                                                   ------------------   ------------------    ---------------

Cash paid during the year for interest             $    9,985,572       $      5,239,726      $       251,617
-------------------------------------------------------------------------------------------------------------

Cash paid during the year for income taxes         $          -         $            -        $          -
-------------------------------------------------------------------------------------------------------------



                                                          2006                  2005
                                                   -------------------    ------------------
Cash and cash equivalents comprises:
Cash                                               $    28,573,142      $      3,870,573
Cash equivalents                                               -                 199,446
-----------------------------------------------------------------------------------------------
Cash and cash equivalents balance                  $   $28,573,142      $      4,070,019
-----------------------------------------------------------------------------------------------

Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


13.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

        Investment in property, plant and equipment for the year ended December
        31


                                                              2006                      2005                     2004
                                                      ----------------------   -----------------------  -----------------------


Net book value of property, plant and
    equipment January 1                                       $ 215,260,043            $  117,329,337           $  102,274,263
Net book value of property, plant and
    equipment December 31                                       256,455,027               215,260,043              117,329,337
-------------------------------------------------------------------------------------------------------------------------------
Net additions to property , plant and equipment
  (after amortization and depletion) during the
   year ended December 31                                        41,194,984                97,930,706               15,055,074
 Amortization and depletion expenses for the
  year ended December 31                                          1,887,587                 2,636,655               35,845,450
-------------------------------------------------------------------------------------------------------------------------------
Net additions to property , plant and equipment
  during the year ended December 31                              43,082,571               100,567,361               50,900,524
 Reduction  (increase)  to accruals related to
   property,  plant and equipment acquisitions
   of prior periods                                               5,328,173               (6,197,488)                         -
-------------------------------------------------------------------------------------------------------------------------------

Cash investment in property,plant and equipment
  during the year ended December 31                           $  48,410,744            $   94,369,873           $   50,900,524
-------------------------------------------------------------------------------------------------------------------------------



        Issuance of common shares for the year ended December 31

                                                               2006                    2005                    2004

                                                      --------------------     --------------------     ---------------------

Cash received on :
   Unit offerings                                             $  51,208,985             $   466,549           $  81,935,995
   Conversion of warrants                                        23,773,051               5,080,357              11,283,478
   Issuance of shares under equity draw down
       facility                                                   4,317,661               9,292,313              20,484,750
   Exercise of options                                            3,651,754               1,053,023               1,408,888

----------------------------------------------------------------------------------------------------------------------------
Issuance of common shares for cash during the
year ended December 31                                         $ 82,951,451            $ 15,892,242           $ 115,113,111
----------------------------------------------------------------------------------------------------------------------------


        Directors' fees for the year ended December 31

                                                                 2006                     2005                 2004
                                                         -------------------    --------------------    --------------------

Issuance of common shares for directors'
  fees - 19,170 shares ( 2005 - 65,186 shares ;
   2004 - 40,976 shares)                                      $      60,000            $    190,000           $     100,000
----------------------------------------------------------------------------------------------------------------------------


Crystallex International Corporation

Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

14.     SEGMENTED INFORMATION

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

        The 2005 and 2004 comparative tables have been restated to confirm to the segment disclosure adopted for 2006. The Company's Venezuelan Operations segment combines the Revemin mill and Tomi mine, and the La Victoria mine. These were previously presented as two separate business segments. The mill and both mines are under the responsibility of the same segment manager and the business results are now assessed as if they are integrated operations.

        The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

        Geographic information:

        Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


14.     SEGMENTED INFORMATION (continued)


                                                            Venezuelan        Las Cristinas      Discontinued
                                          Corporate         Operations         Development         Operations        Total
                                    -------------------- ------------------------------------------------------------------------


2006
Mining revenue                       $            -       $  28,087,764      $          -        $        -     $  28,087,764
Operating costs                      $            -       $ (27,099,113)     $          -        $        -     $ (27,099,113)
Interest and other income            $     1,159,586      $         -        $          -        $        -     $   1,159,586
Interest expense                     $   (12,389,335)     $    (556,650)     $          -        $        -     $ (12,945,985)
Depletion and amortization           $      (701,875)     $  (1,783,423)     $          -        $        -     $  (2,485,298)
Segment (loss)                       $   (34,096,015)     $  (1,588,214)     $          -        $        -     $ (35,684,229)
Segment assets                       $    31,536,272      $   9,922,076      $  256,284,114      $        -     $ 297,742,462
Capital expenditures                 $            -       $         -        $   48,410,744      $        -     $  48,410,744
-------------------------------------------------------------------------------------------------------------------------------
2005
Mining revenue                       $            -       $  24,989,681      $           -       $        -     $  24,989,681
Operating costs                      $            -       $ (22,754,642)     $           -       $        -     $ (22,754,642)
Interest and other income            $     1,926,425      $         -        $           -       $        -     $   1,926,425
Interest expense                     $   (11,532,146)     $    (276,941)     $           -       $        -     $ (11,809,087)
Depletion and amortization           $    (1,048,296)     $  (2,696,784)     $           -       $        -     $  (3,745,080)
Segment (loss)                       $   (44,468,230)     $    (738,686)     $           -       $        -     $ (45,206,916)
Segment assets                       $    29,543,350      $   7,895,306      $  213,201,542      $        -     $ 250,640,198
Capital expenditures                 $        54,571      $     855,961      $   93,459,341      $        -     $  94,369,873
-------------------------------------------------------------------------------------------------------------------------------
2004
Mining revenue                       $            -       $  20,245,690      $            -      $        -     $  20,245,690
Operating costs                      $            -       $ (18,037,768)     $            -      $        -     $ (18,037,768)
Interest and other income            $        697,638     $         -        $            -      $        -     $     697,638
Interest expense                     $       (321,706)    $    (226,425)     $            -      $        -     $    (548,131)
Depletion and amortization           $       (158,969)    $  (6,030,047)     $            -      $        -     $  (6,189,016)
Write-down of mineral properties     $            -       $ (32,003,253)     $            -      $        -     $ (32,003,253)
Segment (loss)                       $    (22,073,816)    $ (38,230,247)     $            -      $  (350,000)   $ (60,654,063)
Segment assets                       $    139,289,973     $   7,376,922      $   113,451,761     $        -     $ 260,118,656
Capital expenditures                 $        289,312     $   9,939,717      $    40,671,495     $        -     $  50,900,524
-------------------------------------------------------------------------------------------------------------------------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

15.     DISCONTINUED OPERATIONS

        On October 27, 2003, the Company finalized a purchase and sale agreement with Uruguayan Mineral Explorations Inc. for the sale of the Company's Uruguayan mining operations. The Company received $1,650,000 as cash consideration for this sale.


16.     COMMITMENTS AND CONTINGENCIES

        Lease agreements

        The Company has entered into various operating lease agreements which expire over the next three years. Total rent expense charged to operations under these agreements was $181,686 (2005 - $178,135; 2004 - $176,181).

        Minimum lease payments under operating leases in effect through 2009 are as follows:

            2007                                     173,426
            2008                                     171,665
            2009                                      42,176
            -------------------------------------------------
                                                   $ 387,267
            -------------------------------------------------


        Las Cristinas

        The rights of Crystallex to develop the Las Cristinas deposits are derived from the Agreement between the Company and the CVG (Note 5). The Agreement does not transfer to Crystallex any property ownership rights or title rights to the gold produced and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the Agreement; principally, the Company is to:

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

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


16.     COMMITMENTS AND CONTINGENCIES (continued)

        The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed timeframe and the CVG approved the feasibility study in March 2006. The Company is awaiting the receipt of the Permit from MARN.

        The Agreement allows for delays which may be outside the control of the CVG and the Company. The Company has met all of its obligations under the Agreement to the extent possible prior to receipt of the Permit.

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

        The Company has made certain commitments to date approximating $123 million (December 31, 2005 - $179 million), of which approximately $121 million (December 31, 2005 - $89 million) has been paid, and will be required to make additional commitments approximating $170 million, in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

        Other

        On May 23, 2006 the Company and certain directors and officers were served with a Statement of Claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately Cdn$1,750,000. The Company has filed its Statement of Defense and believes that there is little likelihood of any ultimate liability. However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at December 31, 2006.

        In the normal course of business, the Company may enter into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable as yet; consequently, no amounts have been accrued in the financial statements with respect to these commitments.


17.     SUBSEQUENT EVENTS

        In January 2007 Vengroup exercised its right to exchange the June 29, 2007 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 245,710 common shares as settlement of this principal instalment payment.

        On March 29, 2007 the Company announced that it had entered into a bought deal agreement with a syndicate of underwriters to purchase 12,500,000 Common Shares of the Company at a price of CDN$4.25 per Common Share for gross proceeds of $45.9 million

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


17.     SUBSEQUENT EVENTS (continued)

        (CDN$53.1 million). The Company has also agreed to grant the underwriters an over-allotment option, to purchase an additional 1,875,000 Common Shares for gross proceeds of $6.9 million (CDN$8.0 million). The Company expects to file a Preliminary Short Form Prospectus with the applicable securities regulatory authorities to qualify the Common Shares for distribution.


18.     RISK

        Title risk

        Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

        The Company's principal mineral properties and mining rights are located in Venezuela. In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new titles would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. The Government's public references to the type of operating contract that it intends to implement for the mining industry are comparable to the Mine Operation Agreement the Company currently holds for the Las Cristinas project.

        Country Risk

        The Company's mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulation and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. The Company's principal mineral properties and mining rights are located in Venezuela and as such the Company may be affected by political or economic instabilities.

        Currency risk

        The Company is exposed to currency risk as certain of its purchases are denominated in foreign currencies. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

18.     RISK (continued)

        Currency risk (continued)

        The Company's Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company's ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

        Credit and market risk

        The Company has in the past entered into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subjected the Company to market risk and concentrations of credit risk, consisted primarily of cash and accounts receivable.

        Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

        Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

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

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
        ACCEPTED ACCOUNTING PRINCIPLES

        The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (continued)

       Balance Sheets

       The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:


                                                                2006
                                      -------------------------------------------------------------------
                                            Canadian                                           U.S.
                                              GAAP                  Adjustments                GAAP
                                         --------------           --------------           --------------

Current assets                          $  38,691,808          $           -                38,691,808
Restricted cash                                   -                        -                       -
Property, plant and equipment             256,455,027             (75,725,819) (a)         180,729,208
Deferred financing fees                     2,595,627                      -                 2,595,627
-------------------------------------------------------------------------------------------------------
                                        $ 297,742,462          $  (75,725,819)           $ 222,016,643
-------------------------------------------------------------------------------------------------------

Current liabilities                     $  16,203,423          $           -             $  16,203,423
Asset retirement obligations                  971,167                      -                   971,167
Long-term debt                             84,524,929                      -                84,524,929
Shareholders' equity                      196,042,943             (75,725,819)             120,317,124
-------------------------------------------------------------------------------------------------------
                                        $ 297,742,462          $  (75,725,819)           $ 222,016,643
-------------------------------------------------------------------------------------------------------


                                              2005
                                      ----------------------------------------------------------------------
                                             Canadian                                           U.S.
                                              GAAP                 Adjustments                  GAAP
                                      ---------------------   ----------------------    --------------------

Current assets                          $  20,061,580          $          -                      20,061,580
Restricted cash                            12,081,312                     -                      12,081,312
Property, plant and equipment             215,260,043             (75,725,819) (a)              139,534,224
Deferred financing fees                     3,237,263                     -                       3,237,263
------------------------------------------------------------------------------------------------------------
                                        $ 250,640,198          $  (75,725,819)           $      174,914,379
------------------------------------------------------------------------------------------------------------

Current liabilities                     $  22,713,476          $          -              $       22,713,476
Asset retirement obligations                1,394,646                     -                       1,394,646
Long-term debt                             94,495,582               2,564,366 (b)                97,059,948
Shareholders' equity                      132,036,494             (78,290,185)                   53,746,309
------------------------------------------------------------------------------------------------------------
                                        $ 250,640,198          $  (75,725,819)           $      174,914,379
------------------------------------------------------------------------------------------------------------



       For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (continued)

       Statements of Operations

       The impact of the differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

                                                          2006               2005              2004
                                                    ------------------ ----------------- -----------------
Net loss for the year
per Canadian GAAP                                      $ (35,684,229)    $ (45,206,916)     $(60,654,063)
Adjustments to mineral properties               (a)               -           (235,900)        5,172,791
Changes in fair value of exchangeable
  portion of bank loan                          (b)       (8,638,661)              -                 -
Accretion of interest on bank loan              (b)          (54,064)              -                 -
Unamortized deferred financing costs
     on exchangeable portion of bank loan       (b)         (121,405)              -                 -
Beneficial conversion interest                  (c)               -           (598,000)              -
Adjustment to amortization
of Series 2 Notes discount                      (c)               -           (539,125)              -
Unamortized deferred financing costs
of Series 2 Notes                               (c)               -           (356,820)              -
----------------------------------------------------------------------------------------------------------
Net loss for the year per U.S. GAAP                    $ (44,498,359)    $ (46,936,761)     $(55,481,272)
----------------------------------------------------------------------------------------------------------
Net loss per share - basic and diluted                 $       (0.19)    $       (0.24)     $      (0.32)
----------------------------------------------------------------------------------------------------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
        ACCEPTED ACCOUNTING PRINCIPLES (continued)

        Statement of Operations Presentation

        The following table reconciles "Net loss for the year per U.S. GAAP" to "Loss from operations for U.S. GAAP".

                                                            2006               2005               2004
                                                     ------------------ -----------------  ------------------
Net loss for the year per U.S. GAAP                      $(44,498,359)     $(46,936,761)      $ (55,481,272)
------------------------------------------------------------------------------------------------------------

Non-operating loss components
Under Canadian GAAP:
Interest on long-term debt                               $ 12,945,985      $ 11,809,087          $  548,131
Commodity contract loss                                             -         3,770,835             963,717
Foreign exchange (gain) loss                                   65,133         1,192,593            (397,313)
Gain on settlement of debt                                          -          (875,610)                  -
Interest and other income                                  (1,684,453)       (1,926,425)           (697,638)
Investment in subsidiaries                                          -         6,600,000             493,702
Write-down of marketable securities                                 -                 -                   -
Non controlling interest
                                                                    -                 -            (111,053)
U.S. GAAP reconciling items:
        Changes in fair value of exchangeable
           portion of bank loan                             8,638,661                 -                   -
        Accretion of interest                                  54,064                 -                   -
        Unamortized deferred financing costs
           on exchangeable portion of bank loan               121,405                 -                   -
        Beneficial conversion interest                              -           598,000                   -
Adjustment to amortisation of
     Series 2 Notes discount                                        -           539,125                   -
Unamortized deferred financing
     costs of Series 2 Notes                                        -           356,820                   -
------------------------------------------------------------------------------------------------------------
Non-operating loss per U.S. GAAP                           20,140,795        22,064,425             799,546
------------------------------------------------------------------------------------------------------------
Loss from operations per U.S. GAAP                       $(24,357,564)     $(24,872,336)      $ (54,681,726)
------------------------------------------------------------------------------------------------------------



Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
        ACCEPTED ACCOUNTING PRINCIPLES (continued)

        Statements of Cash Flows

        The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:



                                                           2006               2005               2004
                                                    ------------------- ------------------ -----------------


Cash flows used in operating
activities, Canadian GAAP                            $  (32,052,785)     $(32,714,407)      $(36,005,098)
Adjustment for net loss
  from discontinued operations                                   -                 -            (350,000)
Adjustments to mineral properties                                -           (235,900)        (2,709,655)
Adjustment to working capital relating to
discontinued operations                                          -                 -             350,000
------------------------------------------------------------------------------------------------------------
Cash flows used in operating activities,
U.S. GAAP                                               (32,052,785)      (32,950,307)       (38,714,753)
------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) investing
  activities, Canadian GAAP                             (27,087,581)       12,589,880       (179,183,440)
Cash flows provided by discontinued
operations, Canadian and U.S.  GAAP                              -                 -           1,650,000
Adjustments to mineral properties                                -            235,900          2,709,655
------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) investing
  activities, U.S. GAAP                                 (27,087,581)       12,825,780       (174,823,785)
------------------------------------------------------------------------------------------------------------
Cash flows provided by financing activities,
  Canadian and U.S. GAAP                                 83,643,489        18,427,804        193,101,744
------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash
  equivalents during the year                            24,503,123        (1,696,723)       (20,436,794)
Cash and cash equivalents, beginning of year              4,070,019         5,766,742         26,203,536
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year               $   28,573,142      $  4,070,019       $  5,766,742
------------------------------------------------------------------------------------------------------------




        For U.S. GAAP, the statement of cash flows is required to be reconciled to the net loss for the year rather than to the loss from continuing operations. The above table reflects this change and in addition reflects the cash flows from the discontinued operations as a component of operating, investing, and financing activities, respectively.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
        ACCEPTED ACCOUNTING PRINCIPLES (continued)

        (a)  Mineral Properties and Exploration and Development Costs

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

        Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2006, 2005, and 2004 are expenses of $Nil, $235,900 and $251,324 respectively, related thereto.


        Property, Plant and Equipment


                                      2006                        2005
                               --------------------       ---------------------

Net book value under
Canadian GAAP                         $256,455,027                $215,260,043
-------------------------------------------------------------------------------
Adjustments to Las Cristinas
capitalized costs                     (75,725,819)                (75,725,819)
-------------------------------------------------------------------------------
Net book value under U.S. GAAP        $180,729,208                $139,534,224
-------------------------------------------------------------------------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (continued)

       (b)    Bank Loan - Exchangeable Portion

       In accordance with Canadian GAAP, upon the issuance on December 23, 2005 of the exchangeable portion of the bank loan, the exchangeable portion was bifurcated between its liability and equity components. The liability portion of the debt was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

       Under US GAAP, on issuance, the conversion option contained in the exchangeable portion of the bank loan is considered to be an embedded derivative that is required to be bifurcated and accounted for as a free standing derivative financial liability separate from the debt instrument. The Company is required to re-measure the fair value of the derivative financial liability at each reporting date with changes in fair value recorded in earnings. The difference between the value of the free standing derivative and the face value of the debt will be accreted over the term of the debt.

       On May 5, 2006, the holder exercised their conversion option and the full value of the debt was settled for shares.

       Accordingly, for US GAAP purposes, for the year ended December 31, 2006 an expense of $8,638,661 has been recorded with respect to the changes in fair value of the embedded derivative, an expense of $54,606 to reflect the additional accretion expense, and an expense of $121,405 to reflect the unamortized deferred financing costs.

       (c)     Series 2 Notes

       Under Canadian and US GAAP, upon issuance of the C$10.0 million Units, the net proceeds received were allocated between the liability and equity components of the notes by measuring the relative fair value of each component. The equity components were measured at the fair value of the 200,000 common shares and the 450,000 warrants using the current market price of the Company's common shares and the value obtained using the black-sholes option pricing model, respectively. The liability portion of the notes was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

       Under Canadian GAAP, this discount on the liability is then accreted to its principal value over the original contractual term of the notes.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (continued)

       (c)     Series 2 Notes (continued)

       Under US GAAP, the discount on the liability is accreted to its principal value and deferred financing costs are amortized over the term of the notes, or, in the event of an equity draw down, over the minimum period from the date of the draw down notice to the date at which common shares are issued to settle the liability. As at December 31, 2006 there were no Series 2 Notes outstanding. As a result, an adjustment to amortization expense of $ Nil (2005 - $539,125; 2004 - $ Nil) is required under US GAAP so that the unamortized discount is fully accreted upon final conversion by the holder. In addition, under US GAAP an adjustment of $ Nil (2005 - $356,820; 2004 - $ Nil) was required in order to expense the remaining unamortized deferred financing costs and a further adjustment of $ Nil (2005 - $598,000; 2004 - $Nil) was required in order to reflect the beneficial conversion feature that was deemed to exist as the common shares that were issued in settlement of the obligation were at a discount to the prevailing market price.

       (d)    Comprehensive Income (loss)

       SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period and the change in cumulative translation adjustment. This information is presented on the following page.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
        ACCEPTED ACCOUNTING PRINCIPLES (continued)

        (e)  Comprehensive Income (loss) (continued)


        For U.S. GAAP, the accumulated other comprehensive loss would be calculated as follows:


                                             2006           2005         2004
                                          ------------  -----------  -----------

        Accumulated other
           comprehensive loss
        Accumulated other comprehensive
           loss, beginning of year        $  (695,329)  $ (695,329)  $ (695,329)


        Accumulated other comprehensive loss, end of year, is comprised entirely of the cumulative translation adjustment.

        Comprehensive Loss

        For U.S. GAAP, the comprehensive loss would be calculated as follows:

                                    2006             2005              2004
                               --------------   ---------------  ---------------

        Comprehensive loss
        comprises Net loss
        for the year           $ 44,498,359    $ (46,936,761)   $ (55,481,272)
                               ==============  ===============  ================


        (f)  Recent Accounting Pronouncements

        Accounting Policies Adopted during the year

        Effective 2006, we adopted SFAS No. 151, "Inventory costs, an amendment of ARB No. 43 chapter 4," for US GAAP. This standard clarified that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges. The standard also required an allocation of fixed production overhead based on normal production capacities. The adoption of this standard did not have a material impact on our US GAAP results.

        In February 2006, the Financial Accounting Standards Board ("FASB") issued FAS 155 Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." This Statement: o Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation o Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133 o Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation o Clarifies that concentrations of credit risk in the form of subordination are not

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
        ACCEPTED ACCOUNTING PRINCIPLES (continued)

        (f)    Recent Accounting Pronouncements (continued)

        embedded derivatives o Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Management does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position and results of operations. This standard will be applicable to the Company during the period ended 2007.

        In May 2005, FASB issued SFAS No. 154, `Accounting changes and error corrections,' replacing APB Opinion No. 20 and SFAS No. 3, which applies to all voluntary changes in accounting principles and changes required by new accounting standards where specific transition provisions are not included. SFAS No. 154 require retrospective application to prior periods' financial statements for changes in accounting principles. This standard also redefines restatement as the revising of previously issued financial statements to reflect the correct of an error. The standard was effective for 2006. The adoption of this standard did not have a material impact on our US GAAP results.

        In June 2005, the Emerging Issues Committee issued EITF 04-6, Accounting for Stripping Costs Incurred during the Production in the Mining Industry, which states that costs incurred during production from the removal of overburden and waste material should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred. Once production has commenced from a mine, production-related stripping costs will be accounted for as a cost of current production and, therefore as a component of the cost of any inventory extracted from the mine and held at period end. The consensus was effective for the first reporting period in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material impact on our US GAAP results.

        Accounting Policies yet to be adopted

        In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SAS 109, Accounting for Taxes. FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscals years beginning after December 15, 2006. The Company has currently not recorded any tax amount, due to more likely than not and does not anticipate any changes to the financial position, operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, `Fair Value Measurements' ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expand disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)
================================================================================


19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
        ACCEPTED ACCOUNTING PRINCIPLES (continued)

        (f)    Recent Accounting Pronouncements (continued)

        periods within those fiscal years. The Company has not yet determined the impact of the financial position, results of operations or cash flows from SFAS 157.

        CICA Handbook Section 1530 : Comprehensive Income, effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

        CICA Handbook Section 3251: Equity, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

        CICA Handbook Section 3855: Financial Instruments - Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income.

        CICA Handbook Section 1506: Accounting Changes ("CICA 1506") effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable with a corresponding adjustment made to opening retained earnings.

        The Company will be required to adopt the above new accounting pronouncements for its fiscal period beginning January 1, 2007.

        The Financial Accounting Standards Board has recently indicated an intention to issue interpretive guidance clarifying the appropriate accounting for freestanding and embedded derivatives which are linked to an entity's own equity but are denominated in a currency other than the issuer's functional currency. It is expected that the guidance will indicate that such derivatives, including free standing warrants, should be classified as liabilities and carried at fair value; however, it is expected that this guidance will have some transitional relief. The Company will analyze this guidance when it becomes available and will determine the impact, if any, on its current and prior period financial statements.

                                                                 Document No. 3

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      Management's Discussion and Analysis
                      For the Year Ended December 31, 2006
           (All dollar amounts in US dollars, unless otherwise stated)

This Management's Discussion and Analysis ("MD&A") of the audited financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") for the year ended December 31, 2006 should be read in conjunction with the Company's annual audited consolidated financial statements and the notes relating thereto. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A was prepared as of March 27, 2007.

Highlights

    o The Government of Venezuela, through the Ministry of Basic Industries and Mining, ("MIBAM") formal approval of the Las Cristinas Feasibility Study, announced March 27, 2006.

    o Gold reserves at Las Cristinas of 14.0 million ounces based on a $450 per ounce gold price.

    o Completed a 13,500 metre drilling program at Las Cristinas in February 2007. New resource and reserve estimate expected by the end of the second quarter 2007.

    o    Gold production of 47,345 ounces at the Revemin Mill.

    o    Corporate debt reduced by $9.2 million.

    o    Net loss for the year of $35.7 million, ($0.15) per share.


Key Statistics
-----------------------------------------------------------------------------------------------
                                                        2006             2005              2004
-----------------------------------------------------------------------------------------------
Operating Statistics
Gold Production (ounces)                              47,345           53,178            48,973
Gold Sold (ounces)                                    48,570           55,217            49,478
Per Ounce Data:
     Total Cash Cost (1)                                $552             $401              $365
     Average Realized Gold Price                        $578             $453              $409
     Average Spot Gold Price                            $604             $445              $410
Gold Reserves(2) (ounces):
     Operating Mines                                     ---           38,100            90,400
     Las Cristinas                                14,006,000       13,594,000        12,849,000

Financial Results ($ 000's)
Revenues                                             $28,088          $24,990           $20,246
Net Loss                                            ($35,684)        ($45,207)         ($60,654)
Net Loss per Basic Share                              ($0.15)          ($0.23)           ($0.35)
Cash Flow from Operating Activities                 ($32,053)        ($32,714)         ($36,005)

Financial  Position ($ 000's)
Cash and Cash  Equivalents                           $28,573           $4,070            $5,767
Short-term  Investments                                  ---              ---           $30,277
Restricted  Cash and  Equivalents                        ---          $21,323           $98,006
Total Debt                                           $87,697          $96,938           $85,088
Shareholders' Equity                                $196,043         $132,067          $143,554
Weighted Average Shares  Outstanding -
Basic (millions)                                       230.2            194.7             172.2
------------------------------------------------------------------------------------------------
(1)  For an  explanation,  refer  to  the  section  on  Non-GAAP  measures.  The calculation is based on ounces of gold sold.
(2)  Calculated in accordance  with  National  Instrument  43-101 as required by
Canadian securities regulatory authorities.


Financial Results Overview

The Company recorded a net loss of $35.7 million, or $0.15 per share in 2006, compared with a net loss of $45.2 million or $0.23 per share in 2005. The higher net loss in 2005 is attributable to a $6.6 million write-down of investments in subsidiaries and a $3.8 million commodity contract loss.

Revenue of $28.1 million in 2006 was 12% higher than the $25.0 million of revenue generated in 2005 and reflects higher realized prices on gold sales, which offset the reduction of ounces sold. In 2006, the Company sold 48,570 ounces of gold at an average realized price of $578 per ounce, while in 2005, 55,217 ounces of gold were sold at an average realized price of $453 per ounce. The average spot gold price in 2006 was $604 per ounce, 36% higher than the 2005 average of $445 per ounce.

Operating cash flow was a deficit of $32.1 million in 2006, compared with a deficit of $32.7 million in 2005. The cash flow deficit in 2006 includes general and administrative expenses of $20.4 million, $10.0 million of cash interest payments and a $5.4 million utilization of working capital. The 2005 deficit reflected a similar level of expenditures on general and administrative expenses and cash interest payments, but also included $12.0 million of expenditures for settling gold contract positions, partially offset by a $4.8 million positive contribution from working capital changes. Capital expenditures were $48.4 million in 2006, a decrease of $46.0 million from the prior year due to a reduction in spending on Las Cristinas. At year end 2006, the Company had cash and cash equivalents of $28.6 million.

Development Project

Las Cristinas

Overview

In September 2002, the Company signed a Mining Operation Agreement, ("MOA") with the State owned Corporacion Venezolana de Guayana, ("CVG") which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. Since signing the MOA, Crystallex has achieved a number of important milestones in the development of Las Cristinas, including:

    o    September 2003 - completed a Feasibility  Study for a 20,000 tonnes per
         day,  ("tpd")  operation.   Gold  production  at  20,000  tpd  averages
         approximately 270,000 ounces per year over a 41 year mine life.

    o    March 2004 - the Las  Cristinas  Feasibility  Study is  approved by the
         CVG.

    o April 2004 - SNC Lavalin Engineers and Constructors Inc., ("SNCL") appointed as Engineering, Procurement and Construction Management, ("EPCM") contractors.

    o April 2004 - Environmental Impact Statement, ("EIS") submitted to the Ministry of Environment and Natural Resources, ("MARN").

    o August 2004 - the first and prerequisite permit, the Land Occupation Permit, which authorizes the use of the Las Cristinas properties for mining was confirmed.

    o August 2005 - SNCL completed a comprehensive update to the September 2003 Feasibility Study, titled Development Plan 2005. The Development Plan 2005 is a National Instrument 43-101 compliant Technical Report.

    o October 2005 - SNCL completed a Pre-Feasibility Study considering an expansion of Las Cristinas from 20,000 tpd to 40,000 tpd. Gold production at 40,000 tpd averages approximately 490,000 ounces per year over a 23 year mine life.

    o March 2006 - the Ministry of Basic Industries and Mining, ("MIBAM") approved the Las Cristinas Feasibility Study.

    o March 2007 - All long lead time mining and processing equipment has been received and paid for. Approximately $61 million of equipment is in storage, primarily in Houston, Texas.

         Engineering design was largely completed at the end of 2005. The construction camp at site is operational and includes kitchen and recreation facilities (with services provided by a catering contractor), refurbished accommodation and a malarial clinic. A 1,000 metre tarred airstrip at site and a 19 kilometre access road are operational. Community social programs continue, and the principal projects for 2007 include construction of a sewage treatment plant and designing and initiating construction of a new medical facility in the town of Las Claritas.

Permitting Progress

Mining projects in Venezuela require a land use permit and an authorization to impact the natural resources, both of which are issued by the MARN. The Land Use Permit was confirmed for Las Cristinas in August 2004. The Permit to Impact Natural Resources, (the "Permit") authorizes the developer to construct and operate its mine.

At a meeting in Venezuela in October 2006, the MARN indicated its intention to expedite the permitting process for Las Cristinas. MARN requested that Crystallex and Gold Reserve Inc., (Gold Reserve is developing the Las Brisas property to the south of Las Cristinas) cooperate on a number of shared projects to reduce the overall environmental impact of both projects in the Km 88 region. The joint projects include use of a shared airstrip, use of a shared explosives plant, designing and constructing a single National Guard command post for both projects, consideration of sharing access roads and agreeing to work with the community of San Isidro in designing and building a solid waste landfill facility to ultimately be handed to the community for administration.

Crystallex and Gold Reserve have reached agreements in principal on these joint environmental related projects and have recently provided the MARN with supporting documentation on these and other requests.

At the same October meeting, the MARN representatives confirmed that Las Cristinas and Las Brisas were recognized as separate and distinct projects by the Ministry and that each will be issued its own permit and that the timing for granting of the permits for each project would be independent of one another.

Reserves and Resources

In August 2005, SNCL completed a comprehensive update to the September 2003 Las Cristinas Feasibility Study. The updated report titled "Development Plan - 2005" represents the Company's current Technical Report as defined by the Canadian Securities Administrators in National Instrument 43-101. The Development Plan included an updated estimate of resources and reserves at Las Cristinas. The Development Plan reserve estimate incorporated new operating cost estimates, the results of Crystallex drilling programs in 2004 and 2005 and was based on an open pit design using a $350 per ounce gold price. For year-end 2006 reserve reporting, Mine Development Associates ("MDA") was engaged to provide an estimate of reserves at Las Cristinas using a $450 per ounce gold price. The pit design (based on $350 per ounce) and other parameters and costs from the Development Plan - 2005 did not change. At $450 per ounce, proven and probable reserves at Las Cristinas are estimated to be 14.0 million ounces of gold. Total proven and probable reserves are 378 million tonnes grading 1.15 g/t, including proven reserves of 50 million tonnes grading 1.25 g/t and probable reserves of 328 million tonnes grading 1.14 g/t. There is no change to the resource estimate, which includes Measured and Indicated resources of 501 million tonnes grading 1.1 grams per tonne gold, containing
17.7 million ounces of gold. The reserves are included in the resource estimate.

Crystallex completed a 13,500 metre drill program at Las Cristinas in February 2007. MDA has been engaged to incorporate the new drill results in an updated resource and reserve estimate. The Las Cristinas open pit will be redesigned using a $450 per ounce gold price. The new resource and reserve estimate should be available by the end of the second quarter 2007.

2006 Development Expenditures

In 2006, Crystallex spent $48.4 million on development expenditures for Las Cristinas as compared with $94.4 million in 2005. The reduction in expenditures in 2006 reflects the fact that engineering design was largely completed at the end of 2005 and also the majority of payments for long lead time equipment were made in 2005. Considering 2006 expenditures, approximately $26 million was for engineering services, equipment purchases, camp catering and freight and storage costs as detailed in the Development Plan -

2005 capital budget of $293 million and governed by the EPCM contract. The balance of $22.4 million was expended in areas not included in the $293 million capital budget, including site security, general and administrative expenditures at the camp, social and community development programs, exploration and environmental work.

Since the inception of the EPCM contract in April 2004, expenditures related to Las Cristinas have totalled $181 million. Of this amount, approximately $115 million is related to items governed by the EPCM contract and included in the 2005 capital estimate of $293 million. The Company intends to update both capital and operating cost estimates following receipt of the Permit.

Operations Review

Production


-----------------------------------------------------------------------------
Gold Production (ounces)                        2006       2005         2004
-----------------------------------------------------------------------------
     Tomi Open Pits                           19,428     30,290       35,961
     Tomi Underground                         22,210     19,811        5,891
     La Victoria                               3,260      1,491        2,412
     Purchased Material                        2,447      1,586        4,709
-----------------------------------------------------------------------------
Total Gold Production (ounces)                47,345     53,178       48,973
-----------------------------------------------------------------------------
Total Ore Processed(1) (tonnes)              367,667    418,414      443,504
Head Grade of Ore Processed (g/t)                4.4        4.2          3.7
Total Recovery Rate (%)                          92%        94%          93%
Total Recovered (ounces)                      47,345     53,178       48,973
-----------------------------------------------------------------------------
Total Cash Cost Per Ounce Sold                  $552       $401         $365
-----------------------------------------------------------------------------
Mine Operating Cashflow(2) ($,000)            $1,300     $2,235       $2,208
Capital Expenditures ($,000)                     ---       $856       $9,900
Mine Cash Flow After Capital(3) ($,000)       $1,300     $1,379      ($7,692)
-----------------------------------------------------------------------------
(1) Ore from Tomi,  La  Victoria  and  purchased  material is  processed  at the
Company's Revemin mill.
(2) Mining  Revenue less  Operating  Expenses  (adjusted for non-cash  items and excludes exploration costs of $621,000 in 2006). This is an non-GAAP item.
(3)Capital   Expenditures  at  the  El  Callao  operating  mines,  excludes  Las
Cristinas.  Since  the  second  quarter  of 2005,  all  costs  at the El  Callao operations have been expensed due to the short reserve life of these mines.


For the past three years, over 85% of the Company's gold production has been sourced from mines on the Tomi concession, located near El Callao in Bolivar state.

The Company produced 47,345 ounces of gold at its Venezuelan operations in 2006, an 11% decrease from 2005. The decrease in gold production was attributable to mining significantly more waste material, and mining and processing fewer tonnes of ore. The Revemin mill, which processes ore from Tomi, La Victoria and purchased material, processed approximately 368,000 tonnes of ore in 2006, a 12% decrease from 2005.

At Tomi, open pit mining was conducted principally at the Mackenzie and Fosforito pits, with a modest amount of mining undertaken at the Milagrito 1 pit until its depletion at the end of the first quarter. As compared with the year earlier period, gold production from the Tomi open pits declined by 36% in 2006. Lower ore production from the Tomi pits was attributable to a significant increase in the requirement for waste stripping. The strip ratio (the ratio of waste rock mined to ore mined) increased by 58%, from 6.3:1.0 in 2005 to 10.0:1.0 in 2006. The strip ratio is expected to remain high for the first half of 2007, then decline as the pits are exhausted in 2008. Lower production from the Tomi open pits was partially offset by production increases at the Tomi underground mine and the La Victoria open pit mine.

During 2007, the Company plans to conduct exploration on the Tomi properties with the aim of finding sufficient open pit ore to supply the Revemin mill after the depletion of the existing Tomi pits in 2008. The Company also plans to mine and process over 100,000 tonnes of non-refractory ore from the La Victoria deposit in 2007 and is evaluating fine grinding of the La Victoria refractory sulphide ore prior to treatment in the Revemin mill. An in-pit crusher at La Victoria is currently being used to crush waste rock which is trucked to Las Cristinas for use as construction aggregate.

The mining operations generated cash flow of approximately $1.3 million in 2006, as compared with $1.4 million in 2005. The decrease was attributable to lower gold sales and an increase in operating costs, which offset higher realized gold prices.

Tomi

------------------------------------------------------------------------------
100% Basis                                        2006       2005        2004
------------------------------------------------------------------------------
Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined                               227,845    313,599     334,289
Tonnes Waste Mined                           2,287,217  1,971,402   2,751,124
Tonnes Ore Processed                           211,936    319,287     350,008
Average Grade of Ore Processed (g/t)               3.1        3.2         3.5
Recovery Rate (%)                                  94%        93%         92%
------------------------------------------------------------------------------
Production (ounces)                             19,428     30,290      35,961
------------------------------------------------------------------------------
Tomi Underground (100% Crystallex)
Tonnes Ore Mined                                89,689     72,177      26,966
Tonnes Ore Processed                            88,183     63,319      28,454
Average Grade of Ore Processed (g/t)               8.4       10.2         6.9
Recovery Rate (%)                                  93%        95%         94%
------------------------------------------------------------------------------
Production (ounces)                             22,210     19,811       5,891
------------------------------------------------------------------------------


La Victoria

-----------------------------------------------------------------------
100% Basis                                    2006      2005      2004
-----------------------------------------------------------------------
La Victoria
Tonnes Ore Mined                            64,222    24,892    36,012
Tonnes Waste Mined                         353,052   126,704   481,210
Tonnes Ore Processed                        51,424    25,649    25,974
Average Grade of Ore Processed (g/t)           2.3      2.02      3.18
Recovery Rate (%)                              86%       89%       91%
-----------------------------------------------------------------------
Production (ounces)                          3,260     1,491     2,412
-----------------------------------------------------------------------

Income Statement

Revenue

Mining revenue in 2006 was $28.1 million, as compared with $25.0 million in 2005. The increase in revenue in 2006 was attributable to realizing a higher average price on gold sales, which more than offset a reduction in ounces of gold sold. In 2006 the Company sold 48,570 ounces of gold and realized an average gold price of $578 per ounce as compared with 2005 sales of 55,217 ounces at an average realized price of $453 per ounce. Spot gold prices averaged $604 per ounce in 2006 and $445 per ounce in 2005. Crystallex presently sells all its gold to the Venezuelan Central Bank and receives the prevailing spot gold price. Gold sales proceeds are received in local currency and are used to fund ongoing operations and capital projects in Venezuela.

Revenue in 2005 was $25.0 million, as compared with $20.2 million in 2004. Higher revenue in 2005 was due to selling approximately 11% more gold than the prior year and realizing a higher average price on gold sales. Gold sales in 2005 were 55,217 ounces, compared with 49,478 in 2004. The increase in ounces sold was due to higher gold production. The Company realized an average gold sales price of $453 per ounce in 2005, up from $409 per ounce in 2004. Spot gold prices averaged $445 per ounce in 2005 and $410 per ounce in 2004.

Operating Expenses

The  Company's  total  cash  costs of sales  include  mining,  processing,  mine administration, royalties and production taxes and exclude general and administrative expenses, depreciation and depletion, financing costs, capital costs and reclamation accruals. Since the second quarter of 2005, the Company has expensed all costs at its Venezuelan operations near El Callao due to the short remaining life at the Tomi mines.

The Company's cash costs of sales for 2006 were $27.1 million, compared with $22.8 million in 2005. The increase in costs of sales primarily reflects higher underground mining contractor rates, which were renegotiated in 2006 and an increase in the amount of waste material mined from the open pits. Waste stripping increased by 26%, or approximately 540,000 tonnes in 2006 as compared with 2005. To a lesser extent, higher costs in 2006 also reflect global inflation in the mining industry for consumables and commodities used in the production of gold. The Company experienced significant increases in explosives costs, which were approximately 20% higher on a cost per tonne mined basis in 2006 as compared with 2005. There were also material increases in the cost of consumables used in the mill, including cyanide, steel grinding balls and lime and increases in costs for mill maintenance. Security expenses also increased, as did royalties and exploitation taxes that are linked to higher revenues from gold sales.

On a unit cost basis, total cash costs were $552 per ounce of gold sold in 2006, compared with $401 per ounce in 2005. Unit costs were higher in 2006 due to the combined impact of higher operating costs and fewer ounces sold.

The Company's costs of sales and unit costs reflect the expensing of all costs at the El Callao operations, including costs that would typically be capitalized, such as underground ramp development and expenditures on the Revemin mill.

In 2005, cash costs of sales were $22.8 million, as compared with $18.0 million in 2004. Although tonnes of waste and ore mined were 30% lower in 2005 than in 2004 and less ore was processed, operating costs were higher in 2005 for a number of reasons. For the last nine months of 2005, all costs at the mining operations were expensed. Higher operating costs in 2005 also reflect the impact of worldwide price inflation of commodities, including mining and processing consumables, particularly explosives, cyanide and steel grinding media. The Tomi open pit operations are relatively high cost due to the significant amount of waste rock required to be mined. The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits averaged 6.3:1.0 in 2005. In addition, the 2005 operating expense figure includes costs associated with the BIOX pilot plant and concentrate studies for the La Victoria deposit.

On a unit cost basis, total cash costs were $401 per ounce of gold sold in 2005, compared with $365 per ounce in 2004. Unit costs were higher in 2005 as the increase in operating costs more than offset the increase in ounces sold.

Amortization and Depletion

Amortization and depletion expense related to the operations decreased by $0.9 million in 2006 as compared with 2005. The decrease was primarily due to the amortization of substantially all of the remaining carrying value of the Revemin mill by the end of September 2006. The amortization expense in 2005 was for a full 12 months.

Comparing 2005 with 2004, operation's amortization expense increased by $1.2 million in 2005 due to the decision to, commencing in 2005, amortize the remaining carrying value of the Revemin mill over a two year period to reflect the estimate at the time of a two year life of reserves to be processed at the mill. Depletion expense decreased from $4.9 million in 2004 to $330,000 in 2005 as a result of a write-down of various mineral properties at the end of 2004.

General and Administrative Expenses

General and Administrative expenses were $20.4 million in 2006, as compared with $19.5 million in 2005 and $18.2 million in 2004. In 2006, an increase legal fees, principally related to the Las Cristinas project, were partially offset by a decrease in capital taxes, payroll and travel expenses.

Comparing expenditures of $19.5 million and $18.2 million in 2005 and 2004 respectively, higher legal fees related to Las Cristinas, and higher capital taxes were offset, in part, by a reduction in payroll related charges.

Interest Expense

Interest expense was $12.9 million in 2006, as compared with $11.8 million in 2005. In both 2006 and 2005, $9.4 million of interest expense was cash interest payments on the Company's $100 million of 9.375% senior unsecured notes. The $1.1 million increase in interest expense in 2006 was primarily due to the fact that the restructured Standard Bank debt, which was entered into in December 2005, was interest bearing throughout 2006.

A portion of interest expense is non-cash ($2.96 million in 2006 and $2.67 million in 2005) and represents interest accretion on the senior unsecured notes and the Standard Bank debt, both of which are instruments with debt and equity components, (refer to Note 7 in the Company's Notes to the Consolidated Financial Statements).

Comparing 2005 with 2004, interest on debt increased to $11.8 million from $548,000. The increase in 2005 was due to interest expense on the $100 million senior unsecured notes issued in December 2004

Forward Sales and Written Call Options

Crystallex eliminated its gold contract positions in 2005. During 2005, the Company spent cash of $12.0 million to financially settle 93,119 ounces of gold contracts. An additional 71,239 ounces of gold contract positions were closed out on December 23, 2005 and the settlement amount of $14.3 million was converted into a term loan facility with Standard Bank Plc maturing in December 2008, (see Financing Activities). In 2005, the Company recorded a commodity contract loss of $3.8 million.

Write-Down of Property Plant and Equipment and Investment in Subsidiaries

The Company did not incur any write-downs in property, plant and equipment in 2005 or 2006. With the exception of the Las Cristinas project, all property, plant and equipment for operating assets had been fully depleted and amortized by December 31, 2006. During 2005, the Company incurred a charge of $6.6 million due to the write-down of its investment in ECM, (refer to Note 10 in the Notes to the Company's Consolidated Financial Statements).

In 2004, Crystallex incurred write-downs of mineral properties and plant and equipment of $32.0 million. Of this amount, $13.8 million, was attributed to writing down the carrying value of the Revemin mill to reflect the two year estimated life of reserves to be processed at the mill. Mineral property write-downs included the Albino concession ($10.4 million) Tomi Concession ($3.6 million) and three exploration properties ($4.1 million).

Liquidity and Capital Resources

Crystallex's principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. At its current rate of expenditures, the Company will need to raise additional funds by the end of the second quarter of 2007.

An update of the capital estimate for Las Cristinas will be undertaken after receipt of the Permit. At that time, the Company will determine its overall funding requirements to cover the period through commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company's general and administrative expenses, debt service and financing fees. The Company intends to fund the overall requirement with existing cash and from a combination of limited recourse project debt financing and other forms of public market debt and equity financing.

Cash and Cash Equivalents

On December 31, 2006, the Company had cash and cash equivalents of $28.6 million, as compared with $25.4 million (including $21.3 million of restricted cash) at year end 2005. The restricted cash at the end of 2005 represented the balance of proceeds of a $100 million senior unsecured note financing held in escrow to pay for approved capital expenditures for Las Cristinas and to partially fund interest payments for the senior unsecured notes. The restricted cash was fully utilized in 2006.

The change in the cash balance during 2006 is reconciled as follows:


                                                                      $ millions
                                                                      ----------
Cash, Cash Equivalents and Restricted Cash on December 31, 2005                   $25.4

     Common Share and Warrant Financing Activities                    $88.9
     Debt Borrowings                                                      0
     Total Sources of Cash                                            $88.9

     Operating Cash Flow Deficit                                    ($32.1)
     Capital Expenditures - Las Cristinas                           ( 48.4)
     Debt Repayments                                                 ( 5.2)
                                                                     ------
     Total Uses of Cash                                             ($85.7)

Net Addition to Cash and Cash Equivalents                                          $3.2
                                                                                   ----
Cash and Cash Equivalents on December 31, 2006                                    $28.6
                                                                                  =====


Cash Flow from Operating Activities

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash interest expense, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. In previous years, cash flow from operations was also impacted by expenditures on reducing the Company's gold sales commitments, which were eliminated at the end of 2005.

Cash flow from operations was a deficit of $32.1 million in 2006, compared with a deficit of $32.7 million the year earlier. The cash flow deficit in 2006 reflects general and administrative expenses of $20.4 million, $10.0 million of cash interest payments and a $5.4 million utilization of working capital. In 2005, the cash flow deficit of $32.7 million was largely attributable to $19.5 million of general and administrative expenditures, $12.0 million of expenditures for settling gold contract positions and $9.3 million of cash interest payments, offset in part by a $4.8 million positive contribution from working capital changes.

Cash flow from operations was a deficit of $32.7 million in 2005, compared with a deficit of $36.0 million in 2004. The larger deficit in 2004 was mainly due to higher spending on settling gold contract positions. In 2004, the Company spent $19.1 million on settling gold contracts, as compared with $12 million in 2005.

Investing Activities

Capital expenditures totalled $48.4 million in 2006, as compared with $94.4 million in 2005. The decrease in capital expenditures is attributable to the delay in receiving the Permit to commence site development of Las Cristinas. Capital spending in 2006 was exclusively used for advancing the development of Las Cristinas and included expenditures for engineering design and equipment procurement under the EPCM contract and also for owner's costs, including security, site general and administrative costs, environmental work, socio-economic programs, exploration drilling and legal and professional fees. Higher capital expenditures in 2005, as compared to both 2006 and 2004, reflect greater activity in the areas of engineering design and equipment procurement.

Until the Permit is received, capital expenditures for Las Cristinas are expected to largely comprise the owner's costs described above and EPCM governed costs, such as SNC Lavalin charges, camp catering, freight and storage.

Capital expenditures for 2004-2006 are summarized as follows:

--------------------------------------------------------------------------------
$ millions                      2006                 2005                  2004
--------------------------------------------------------------------------------
Las Cristinas                  $48.4                $93.5                 $40.7
Revemin/ Tomi                    ---                  0.4                   9.1
Albino                           ---                  0.5                   0.8
Corporate                        ---                  ---                   0.3
                                 ___                  ___                   ___
Total                          $48.4                $94.4                 $50.9
--------------------------------------------------------------------------------

The amount of capital spending in 2007 depends upon the timing of the receipt of the Las Cristinas Permit and the timing of future financings.

Financing Activities

In August 2006, the Company raised net proceeds of $26.9 million in a public offering of 10,125,000 units, with each unit consisting of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of C$4.25 on or before February 10, 2008.

In February 2006, the Company completed a private placement of 10,799,000 units at a purchase price of $2.90 per unit for net proceeds of $30.3 million. The units consisted of 10,799,000 common shares and 12,250,000 share purchase warrants. Each warrant allows the holder to purchase a common share of the Company for $4.25 per share for a period of 18 months, exercisable 45 days following the receipt of the Permit for the Las Cristinas project.

The Company received proceeds of $21.3 million during the third quarter of 2006 from the exercise of common share purchase warrants. Approximately $6.0 million of these proceeds were received in July 2006, when the Company agreed to amend the terms of 2,197,727 warrants, expiring September 15, 2006 and issue new warrants in exchange for the early exercise of the 2,197,727 warrants. Upon the early exercise of the warrants, the Company issued 2,197,727 common shares and issued 0.398 new common share purchase warrants for each warrant exercised, for an aggregate issue of 875,000 new warrants. Each new warrant entitles the holder to purchase one common share of the Company at an exercise price of $4.00 per share until July 14, 2008.

Standard Bank Loan

On December 23, 2005, the Company closed out the remaining 71,239 ounces of gold contract positions and converted the $14.3 million settlement amount into an amortizing term loan facility with Standard Bank Plc maturing on December 31, 2008. The loan consisted of a $7.5 million convertible portion and a $6.8 million non-convertible portion. During the second quarter of 2006, Standard Bank elected to convert the entire $7.5 million convertible portion of their loan into common shares of Crystallex. As a result of the conversion, the Company issued 3,765,841 common shares to Standard Bank.

The Company is required to make monthly principal and interest payments totalling $150,000 under the term loan agreement. In addition, the terms of the loan agreement require the Company to make mandatory loan prepayments upon the issue of equity or equity linked debt securities, including convertible or exchangeable debt securities. The prepayment amount is tied to the net proceeds of new equity financings. As a result of the private placement financing in February 2006 and the unit financing in August 2006, the Company made mandatory prepayments to Standard Bank of $2.1 million and $1.9 million respectively. At December 31, 2006, there was $3.2 million outstanding under the Standard Bank term loan.

Crystallex is providing a guarantee of the obligations under the term loan. The loan is secured by the Company's Tomi and Revemin assets. The non-convertible portion of the term facility ranks pari passu with unsecured and unsubordinated debt of Crystallex.

Equity Draw Down Facility

The Company has a C$60 million equity draw down facility with a counterparty. Under the terms of the equity facility, the Company has the right, but not the obligation, to require the counterparty to purchase up to C$60 million of the Company's common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company will sell shares to the counterparty is C$1.00. On January 26, 2006, the Company exercised a fifth draw under the equity draw down facility and issued 1,661,130 common shares to the counterparty for gross proceeds of C$5.0 million. At December 31, 2006, a total of C$26.6 million had been drawn under the facility.

The Company issued the following common shares to the counterparty upon the exercise of four draws under the equity draw down facility.

-------------------------------------------------------------------------------
Date                                  Shares Issued             Gross Proceeds
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
October 5, 2005                           4,092,680              C$6.0 million
October 31, 2005                          2,924,259              C$4.6 million
November 30, 2005                         3,163,657              C$6.0 million
December 16, 2005                         2,092,640              C$5.0 million
January 26, 2006                          1,661,130              C$5.0 million
-------------------------------------------------------------------------------


Asset Retirement Obligations

The estimate of future cash flows required for asset retirement obligations was reduced by approximately $0.4 million during 2006. The decrease was mainly attributable to a reduction in the estimate of costs associated with the retirement of the Revemin mill.

In 2005, the estimate for asset retirement obligations was reduced by $1.1 million, as compared with 2004. This reduction was mainly as a result of the reduction in the estimate of surface area to require rehabilitation at the Company's Lo Increible properties.

Contractual Obligations and Commitments

The Company's contractual obligations and commitments, as at December 31, 2006, are tabled below:


-----------------------------------------------------------------------------------------------------------------
                                           Less than One      1 - 3          4 - 5       More Than 5
$ millions                                     Year           Years          Years          Years          Total
-----------------------------------------------------------------------------------------------------------------
Long Term Debt Repayments(1)                    $3.4           $2.0         $100.0            ---         $105.4
-----------------------------------------------------------------------------------------------------------------
Asset Retirement Obligations                    $0.2           $1.0            ---            ---           $1.2
-----------------------------------------------------------------------------------------------------------------
Operating Lease Obligations                    $0.17          $0.21            ---            ---          $0.38
-----------------------------------------------------------------------------------------------------------------


(1) Included in the debt repayment schedule is $1.8 million of exchangeable notes, payable in two equal instalments in June and December 2007. The Noteholders may elect to exchange the instalments for shares of the Company and the Company has the option to satisfy the instalment obligation with shares. Subsequent to year-end, the Company received notice that the Noteholders have elected to receive shares of the Company for the June 2007 instalment.

In  addition,   the  Company  has  approximately  $1.9  million  in  outstanding commitments related to long lead time equipment ordered for Las Cristinas.

The Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company's only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic of Venezuela. The exploitation tax is presently 3% of gold revenue.

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

Related Party Transactions

During  2005  and  2006,   Crystallex   entered  into  the  following   material
transactions with related parties:

Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided underwriting services to the Company in 2005 and 2006. Mr. Robert Fung is an employee of Orion Securities Inc. and is Chairman of the Board of Directors of Crystallex. During 2006, Orion was paid $2,947,156 for these services, none of which was to the benefit of Mr. Fung. During 2005, Orion was paid $121,000. The increase in 2006 was attributable to Orion's role in the Company's financing activities during the year.

During 2005, a portion of the Company's legal fees were paid to a related party. McMillan Binch Mendelsohn LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch Mendelsohn LLP and was a member of the Board of Directors of Crystallex until June 24, 2005. During that period in 2005, McMillan Binch Mendelsohn LLP was paid C$730,000 for providing legal services to Crystallex.

 Outstanding Share Data

At March 26, 2007, 246,196,806 common shares of Crystallex were issued and outstanding. In addition, at March 26, 2007 options to purchase 11,289,089 common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 18,687,500 common shares of Crystallex were issued and outstanding.

 Quarterly Data


-----------------------------------------------------------------------------------------------------------------------
US$,000                                2006                                                2005
                         Q4           Q3           Q2            Q1          Q4           Q3           Q2           Q1
Revenue              $5,720       $9,769       $5,520        $7,079      $6,623       $7,020       $6,301       $5,046
Net (Loss)        ($11,617)     ($8,815)     ($8,296)      ($6,956)   ($18,585)    ($10,338)     ($8,295)     ($7,989)

-----------------------------------------------------------------------------------------------------------------------

Quarterly revenue in 2006, as compared with 2005 reflects lower gold sales; however, in some quarters, notably the third quarter of 2006, this is offset by higher realized gold prices. The net loss in the fourth quarter of 2005 reflects the impact of a $6.6 million write-down of an investment in a subsidiary company.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from these and other estimates used in preparing these financial statements and such differences could be material.

Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future discounted net cashflows are less than the carrying amount.

Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Commodity Derivative Contracts

The Company has in the past entered into commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments were not designated as hedges for accounting purposes and were carried on the balance sheet under the captions Commodity Contract Obligations at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as commodity contract loss/gain.

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" below and in the Company's 2006 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

RISK FACTORS

The business and operations of the Crystallex Group are subject to risks. In addition to considering the other information in the Company's 2006 40-F/Annual Information Form, you should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Company's mineral exploration and mining operations are located in Venezuela and may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

The Company's principal mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. However, the Company has experienced delays in acquiring the environmental permit necessary to allow commencement of construction of the mine. The
Company continues to await the issuance of the Permit, the initial application of which was submitted in April 2004. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company's primary development project, the failure to obtain the Permit or to obtain the Permit in a timely manner could have a material adverse affect on the future of the Company's business. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /US$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/US$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 ("VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See "Las Cristinas Project - Mine Operation Agreement" in the Company's 2006 40-F/Annual Information Form. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company. Rather, the Company has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Company in the Las Cristinas Deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Company is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas project. The Company does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

          (a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Company; and

          (b)     if the MIBAM grants the right to exploit the copper contained
                  in  the  Las  Cristinas   Deposits  to  a  third  party,  the
                  Company's right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party's right to exploit the copper.

Proposed Amendments to Mining Laws

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all "new" economic interests would be granted in the form of joint ventures or operating contracts. In order to effect this change, the Government of Venezuela, advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government of Venezuela also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would continue to qualify under the new regime on the same terms and conditions. The Government of

Venezuela further stated that all those companies found not to be in compliance would have their operations turned over to small mining cooperatives supported by the Government of Venezuela via the national mining company. MIBAM issued its formal approval of Las Cristinas on March 26, 2006.

Arbitration Proceedings

The Company is a party interested in, but not a party to, an ongoing arbitration. Please see "Legal Proceedings - Withdrawal of MINCA Litigation - Venessa Arbitration" in the Company's 2006 40-F/Annual Information Form.

Sale of Gold

For the past several years the Company sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Company it was suspending purchase of gold from the Company. During June and July, the Company sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Company. The Company is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Company's export licence, should the Company be unable to sell gold within Venezuela, it could have an adverse effect on the Company's revenues, cash flow and profitability in the short-term.

Unauthorized Miners

The Company's operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Company's operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability (see "Risk Factors - General Risk Factors - Environmental Regulation and Liability"), the Las Cristinas Deposits are located within the Imataca Forest Reserve (the "Reserve"). On September 22, 2004 Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Reserve, permits various activities (including mining) in up to 13% of the Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas Deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under "Mine Operation Agreement - Lack of Ownership Rights," the Mine Operation Agreement does not transfer any property ownership rights to the Company.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005. MIBAM completed its approval process for the Las Cristinas project at the end of March 2006. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Company's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company's properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Company has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Company will not incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance, however, failure with or unanticipated changes in Venezuela's laws and regulations pertaining to the protection of the environment in the future could adversely affect the Company.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Company will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

In September 2005, the Company issued C$10 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd. ("Azimuth") and established a C$60 million equity draw down facility with the same entity. The agreements between Azimuth and the Company stipulated that, until the C$10 million principal value of the unsecured notes was repaid, 50% of the proceeds of each draw under the equity draw down facility would be applied to repay the unsecured notes. During the fourth quarter of 2005 the Company received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10 million principal value of the unsecured notes. In January 2006 the Company raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Company received gross proceeds of US$31.3 million under a private placement of units. In July 2006 the Company received US$6.04 million from the early exercise of warrants held by Riverview Group LLC. On August 11, 2006, the Company issued 10,125,000 units, each unit comprised of one common share and one common share purchase warrant, for an aggregate price of C$32.4 million. Despite these financings, the Company has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

The Company's reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company's mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company's profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Company's Tomi operations and Revemin mill currently account for substantially all of the Company's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company's financial performance and results of operations. Furthermore, future results for the Company depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company's future performance.

Production Risks

The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation's profitability, cash flows and financial position. There can be no assurance that the Company will achieve its production estimates.

The Company's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Company faces in the Las Cristinas Project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements, which is consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall region in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Company's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the

Company's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company's permits that could have a significant adverse impact on the Company's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2006, the gold price fluctuated between a low of US$253 per ounce and a high of US$725.75 per ounce. On December 29, 2006, the a.m. fixing price of gold sold in the London Bullion Market was US$635.70 per ounce.

The Company's revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Company's operations for a significant period, the Company may be required to suspend or terminate production at the affected operation. In addition, the Company may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Company's profitability, cash flows and financial position. Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

The market price of the common shares of the Company is also affected by fluctuations in the gold price.

Currency Fluctuations

Currency fluctuations may affect costs at the Company's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company's profitability, cash flows and financial position. Credit and Market Risks

The Company enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Recent Losses and Write-downs

The Company incurred net losses in each of 2006, 2005, and 2004. The Company's deficit at December 31, 2006 was US$287.2 million. The Company's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Company. There can be no assurance that the Company will become profitable in the near future.

As part of the preparation of its audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003, the Company undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in combined asset write-downs of US$49.5 million in the 2003 and 2004 financial statements.

Operating Losses are Expected to Continue In the Near Future

The Company has experienced losses from operation for each of the last three years. The Company expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operational. The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Dependence on Key Employees

The Company's business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees. Due to the length of time in obtaining the Permit the Company has granted retention bonuses to certain members of senior management. Further delays in obtaining the Permit may make it more difficult for the Company to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have management provide a report on the Company's internal controls with respect to financial reporting. The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2006. Management's evaluation of, and report on, the Company's internal controls over financial reporting is set out in this Management's Discussion and Analysis under the heading "Report on Disclosure Controls and Procedures - Internal COntrol over Financial Reporting". There can be no assurance the Company's internal controls over financial reporting will be free of material weaknesses in future periods. When a material weakness is discovered, the Company will likely incur costs to fix the internal controls for financial reporting as well as costs incurred to remediate any financial inaccuracies. There is also a risk that the market will react adversely to such a finding.

Common Share Price Volatility

The  market  price  of  the  common  shares  of  the  Company  could   fluctuate
significantly based on a number of factors in addition to those listed in this Annual Information Form, including:

     o    the  Company's   operating  performance  and  the  performance  of
          competitors and other similar companies;

      o the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;
     o changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
     o    changes in general economic conditions;
     o the number of the common shares to be publicly traded after this offering;
     o    the arrival or departure of key personnel;
     o acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
     o    gold price volatility.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

Potential Dilution

As at December 31, 2006, the Company has outstanding options to purchase approximately 11,394,085 (common shares of the Company and warrants to purchase approximately 18,687,500 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). There were a further 868,833 options outstanding with a weighted average exercise price of C$4.03 that were not fully vested. The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company's current shareholders. The Company may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company's then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Company's assets and the assets of a majority of the Company's directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors, officers or experts, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Company is currently in the development stage for its principle property, the Las Cristinas project, the Company intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company's shares and the underlying commodities markets.

REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Internal Control over Financial Reporting.


As of December 31, 2006, Management evaluated the Company's internal controls over financial reporting ("ICFR"), as defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings of the Canadian Securities Administrators. For the purposes of Management's evaluation, a weakness in the Company's ICFR would be considered to be a "material weakness" if the weakness was a significant deficiency, or a combination of significant deficiencies, that resulted in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis by Management or employees in the normal course of performing their assigned functions.


In making its assessment of the Company's ICFR as of December 31, 2006, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management identified the material weaknesses in the Company's ICFR described below. The material weaknesses identified by Management did not result (either individually or collectively) in any adjustments to the Company's annual or interim consolidated financial statements for the 2006 fiscal year or any prior period.

1. Override and Monitoring of Established Controls. During the process of review and evaluation, it was determined that certain weaknesses existed which resulted in local management of the Company's Venezuelan branch having the ability to override established internal controls relating to the granting of service contracts and approval of completion of contractual service work. This weakness has the potential to result in material misstatements in the Company's consolidated financial statements.

To address this weakness, Management has implemented additional controls around the granting of service contracts and the required approvals of completion of contractual service work performed to ensure the completeness and appropriateness of all amounts recorded in the Company's consolidated financial statements.

2. Tax Obligations. During the process of review and evaluation, Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of competent staff in place at its Venezuelan subsidiaries to ensure the Company appropriately recorded and disclosed taxation related matters in preparing its consolidated financial statements with respect to various types of tax obligations in Venezuela. This weakness has the potential to result in material misstatements of the Company's recorded tax liabilities.

Management has since taken steps to remediate this problem. In January 2007, the Company hired a qualified tax manager in Venezuela to ensure the Company's Venezuelan tax obligations are appropriately recorded and disclosed in the Company's consolidated financial statements.

3. Complex Accounting Issues - US GAAP. Management has concluded that, as of December 31, 2006, the Company did not have adequate levels of expertise with respect to US GAAP complex accounting issues. This weakness has the potential to result in material misstatements in the Company's US GAAP reconciliation note in its financial statements.

Management has concluded and the Board of Directors has agreed that, taking into account the present stage of the Company's development, the present competency of the finance personnel charged with the preparation of the annual financial statements, the findings of the results from the annual audit and the best interests of its shareholders, the Company is not currently of a sufficient size and scale to warrant the hiring of additional professional staff to fully respond to this weakness. Management intends to minimize the potential impact of this weakness on a going forward basis by engaging external advisors to review all US GAAP accounting matters relating to the Company's consolidated financial statements.

4. Segregation of Duties. During the process of review and evaluation Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of adequate segregation of duties in the preparation, review and approval of subsidiary operating results which are included in the Company's consolidated financial statements. This weakness has the potential to result in material misstatements in the Company's consolidated financial statements.

To address this weakness, Management is in the process of hiring additional staff at appropriate levels within the Company to ensure that an adequate segregation of duties can be achieved in the preparation of the Company's consolidated financial statements. Management has also performed additional procedures relating to subsidiary operating results that are included in the Company's consolidated financial statements.

NON GAAP MEASURES

Total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. Total cash costs per ounce are derived from amounts included in the Operations Expenses line on the Company's Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs. Total cash costs are calculated by the aggregate of these costs by gold ounces sold. Total cash cost statistics should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under U.S. GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to assess profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

-----------------------------------------------------------------------------
$,000's                                                 2006            2005
-----------------------------------------------------------------------------
Operating Costs per Financial Statements             $27,099         $22,755
Adjust for Albino Development Expenditures               ---            $592
Exploration Expenditures                              ($621)             ---
Asset Retirement Obligations Adjustment                 $310             ---
Operating Costs for Per Ounce Calculation            $26,788         $22,163

Gold Ounces Sold                                      48,570          55,217
Total Cash Cost Per Ounce US$                           $552            $401
-----------------------------------------------------------------------------


Additional information relating to Crystallex, including the 2006 Form 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

A.       Disclosure Controls and Procedures

         As of December 31, 2006, the end of the period covered by this report, Crystallex International Company (the "Company" or the "Registrant") carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, because of the material weaknesses discussed below under "Management's Report on Internal Control Over Financial Reporting", as of December 31, 2006, the Company's disclosure controls and procedures were not effective.

B.       Management's Annual Report on Internal Control Over Financial Reporting

         Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

         A material weakness is a significant deficiency (as defined in PCAOB Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

         Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. Management's assessment identified the following material weaknesses in the Company's internal control over financial reporting. The material weaknesses identified by management did not result (either individually or collectively) in any adjustments to the Company's annual or interim consolidated financial statements for the 2006 fiscal year or any prior period.

         1. Override and Monitoring of Established Controls. During the process of review and evaluation, it was determined that certain weaknesses existed which resulted in local management of the Company's Venezuelan branch having the ability to override established internal controls relating to the granting of service contracts and approval of completion of contractual service work. This weakness has the potential to result in material misstatements in the Company's consolidated financial statements.

         To address this weakness, management has implemented additional controls around the granting of service contracts and the required approvals of completion of contractual service work performed to ensure the completeness and appropriateness of all amounts recorded in the Company's consolidated financial statements.

         2. Tax Obligations. During the process of review and evaluation, management concluded that, as of December 31, 2006, a weakness existed in the Company's internal controls over financial reporting caused by a lack of competent staff in place at its Venezuelan subsidiaries to ensure the Company appropriately recorded and disclosed taxation related matters in preparing its consolidated financial statements with respect to various types of tax obligations in Venezuela. This weakness has the potential to result in material misstatements of the Company's recorded tax liabilities.

         Management has since taken steps to remediate this problem. In January 2007, the Company hired a qualified tax manager in Venezuela to ensure the Company's Venezuelan tax obligations are appropriately recorded and disclosed in the Company's consolidated financial statements.

         3. Complex Accounting Issues - US GAAP. Management has concluded that, as of December 31, 2006, the Company did not have adequate levels of expertise with respect to US GAAP complex accounting issues. This weakness has the potential to result in material misstatements in the Company's US GAAP reconciliation note in its financial statements.

         Management has concluded and the Board of Directors has agreed that, taking into account the present stage of the Company's development, the present competency of the finance personnel charged with the preparation of the annual financial statements, the findings of the results from the annual audit, and the best interests of its shareholders, the Company is not currently of a sufficient size and scale to warrant the hiring of additional professional staff to fully respond to this weakness. Management intends to minimize the potential impact of this weakness on a going forward basis by engaging external advisors to review all US GAAP accounting matters relating to the Company's consolidated financial statements.

         4. Segregation of Duties. During the process of review and evaluation management concluded that, as of December 31, 2006, a weakness existed in the Company's internal controls over financial reporting caused by a lack of adequate segregation of duties in the preparation, review and approval of subsidiary operating results which are included in the Company's consolidated financial statements. This weakness has the potential to result in material misstatements in the Company's consolidated financial statements.

         To address this weakness, Management is in the process of hiring additional staff at appropriate levels within the Company to ensure that an adequate segregation of duties can be achieved in the preparation of the Company's consolidated financial statements. Management has also performed additional procedures relating to subsidiary operating results that are included in the Company's consolidated financial statements.

         In making the above assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because of the material weaknesses described above, management believes that, as of December 31, 2006, the company's internal control over financial reporting was not effective.

C.       Attestation Report of the Registered Public Accounting Firm

         This Annual Report on Form 40-F does not include an attestation report of the Registrant's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Registrant's registered public accounting firm pursuant to temporary rules of the Commission that permit the Registrant to provide only management's report in this Annual Report on Form 40-F.

D.       Changes in Internal Control Over Financial Reporting

     During the period covered by this report, there have been no changes in the Registrant's internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the Registrant's internal control over financial reporting. All changes in the Registrant's internal control over financial reporting described in Item A, above, were changes that occurred subsequent to December 31, 2006.

E.       Notice of Pension Fund Blackout Period

         The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2006.

F.       Audit Committee Financial Expert

         The Registrant's board of directors has determined that Johan C. van't Hof, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F. Mr. van't Hof is independent, as that term is defined in the rules of the American Stock Exchange.

         The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.       Code of Ethics

         The Registrant's board of directors has adopted a code of ethics (the "Code") that applies to all directors and officers. A copy of the Code may be obtained at www.crystallex.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting Investor Relations, Crystallex International Company, at the address that appears on the cover of this Annual Report on Form 40-F.

H.       Principal Accountant Fees and Services

         Audit Fees

         The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2006 and December 31, 2005, respectively, for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant's annual financial statements or services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements for such fiscal years were $640,363 and $859,324, respectively.

         Audit-Related Fees

         The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2006 and December 31, 2005, respectively, for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $nil and $nil, respectively.

         Tax Fees

         The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2006 and December 31, 2005, respectively, for professional services rendered by it for tax compliance, tax advice and tax planning were $29,870 and $349,208, respectively.

         All Other Fees

         The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2006 and December 31, 2005, respectively, for products and services provided by Deloitte & Touche LLP, other than the services reported in the preceding three paragraphs, were $226,315 and $288,697, respectively. Products and services provided under this category included fees for regulatory filing requirements and the review of prospectuses.

         Audit Committee Pre-Approval Policies and Procedures

         The Registrant's policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. The audit committee of the Registrant has developed a policy on the provision of services by external auditors (the "Policy"). Under the terms of the Policy:

     |X| the external auditors may not provide services to the Registrant that impair or have the ability to impair the independence and objectivity of the external auditors in relation to the external audit function (generally, prohibited services include services where the external auditors participate in activities that are normally undertaken by management of the Registrant, are remunerated through a "success fee" structure, act in an advocacy role for the Registrant, or may be required to audit their own work);

     |X| the audit committee has pre-approved certain audit and permitted non-audit services as services that the auditors may provide to the Registrant, including: services that constitute the agreed scope of the external audit or interim reviews of the Registrant; services that are outside the agreed scope of, but are consistent with, the external audit or interim reviews of Registrant; tax services that do not compromise the independence and objectivity of the external auditors in relation to the external audit; and other services of an advisory nature that do not compromise the independence and objectivity of the external auditors in relation to the external audit; and

     |X| an authorization process has been established which provides, among other things, that (i) the audit committee must authorize in advance all engagements of the external auditors to provide pre-approved services to the Registrant (provided however that the chair of the audit committee and the Chief Financial Officer of the Registrant may together authorize in advance all engagements of the external auditors to provide pre-approved services to the Registrant up to a maximum of C$50,000 per engagement and up to a maximum of C$150,000 for all such engagements in each calendar quarter and the chair of the audit committee and the Chief Financial Officer must report all engagements authorized by them to the audit Committee at its next meeting), and
         (ii) services that are not pre-approved services must be authorized by the audit committee before the external auditors are engaged regardless of the dollar value of the services.

         Exceptions can be made to the Policy where the exceptions are in the interests of the Registrant and appropriate arrangements are established to ensure the independence and objectivity of the external auditors in relation to the external audit. Any exception must be authorized by the audit committee and must be reported to the Registrant's board of directors.

         Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all services described above under the captions Audit-Related Fees, Tax Fees and All Other Fees were pre-approved by the audit committee of the Registrant.

I.       Off-Balance Sheet Arrangements

         The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J.       Tabular Disclosure of Contractual Obligations

         See "Management's Discussion and Analysis for the Year Ended December 31, 2006 - Contractual Obligations and Commitments", included in Document No. 3 to this Annual Report.

K.       Identification of Audit Committee

         The Registrant has an audit committee comprised of three individuals:
Johan C. van't Hof (chair), C. William Longden and Harry J. Near. Each of the members of the audit committee is independent as that term is defined by applicable securities laws and applicable American Stock Exchange rules.

L.       Critical Accounting Policies

         See "Management's Discussion and Analysis for the Year Ended December 31, 2006 - Critical Accounting Policies and Estimates", included in Document No. 3 to this Annual Report.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B.       Consent to Service of Process

         The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                           CRYSTALLEX INTERNATIONAL CORPORATION


Date: March 30, 2007                       By:     /S/ DANIEL E. HAMILTON
                                                   ----------------------
                                           Name:   Daniel E. Hamilton
                                           Title:  Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit
No.               Document
---               --------

 23.1            Consent of Deloitte & Touche LLP
 23.2            Consent of SNC-Lavalin Engineers & Constructors Inc.
 23.3            Consent of Mine Development Associates Ltd.
 23.4            Consent of SGS Lakefield Research Ltd.
 23.5*           Consent of ProConsult, C.A.
 23.6*           Consent of Buckland Harapiak
 23.7            Consent of J.R. Goode and Associates
 31              Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
 32              Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*  To be filed by amendment