Form 40-F/A
period 2006-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2007-07-03
CIK 912500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1 to

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-14620

Crystallex International Corporation

(Exact Name of Registrant as Specified in its Charter)

Canada	1040	98-1052628
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No..)

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

The Registrant had 245,424,494 Common Shares outstanding as at December 31, 2006

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	82-	No	X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Purpose of this Filing

Crystallex International Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2006 in order to file (i) the consent of ProConsult, C.A. as Exhibit No. 23.5 hereto and (ii) the consent of Buckland Harapiak as Exhibit No. 23.6 hereto. Neither consent was included in the Company’s March 30, 2007 filing of its Annual Report on Form 40-F.

A.	Disclosure Controls and Procedures

As of December 31, 2006, the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, because of the material weaknesses discussed below under “Management’s Report on Internal Control Over Financial Reporting”, as of December 31, 2006, the Company’s disclosure controls and procedures were not effective.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. Management’s assessment identified the following material weaknesses in the Company’s internal control over financial reporting. The material weaknesses identified by management did not result (either individually or collectively) in any adjustments to the Company’s annual or interim consolidated financial statements for the 2006 fiscal year or any prior period.

1.            Override and Monitoring of Established Controls. During the process of review and evaluation, it was determined that certain weaknesses existed which resulted in local management of the Company’s Venezuelan branch having the ability to override established internal controls relating to the granting of service contracts and approval of completion of contractual service work. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

To address this weakness, management has implemented additional controls around the granting of service contracts and the required approvals of completion of contractual service work performed to ensure the completeness and appropriateness of all amounts recorded in the Company’s consolidated financial statements.

2.            Tax Obligations. During the process of review and evaluation, management concluded that, as of December 31, 2006, a weakness existed in the Company’s internal controls over financial reporting caused by a lack of competent staff in place at its Venezuelan subsidiaries to ensure the Company appropriately recorded and disclosed taxation related matters in preparing its consolidated financial statements with respect to various types of tax obligations in Venezuela. This weakness has the potential to result in material misstatements of the Company’s recorded tax liabilities.

Management has since taken steps to remediate this problem. In January 2007, the Company hired a qualified tax manager in Venezuela to ensure the Company’s Venezuelan tax obligations are appropriately recorded and disclosed in the Company’s consolidated financial statements.

3.            Complex Accounting Issues – US GAAP. Management has concluded that, as of December 31, 2006, the Company did not have adequate levels of expertise with respect to US GAAP complex accounting issues. This weakness has the potential to result in material misstatements in the Company’s US GAAP reconciliation note in its financial statements.

Management has concluded and the Board of Directors has agreed that, taking into account the present stage of the Company’s development, the present competency of the finance personnel charged with the preparation of the annual financial statements, the findings of the results from the annual audit, and the best interests of its shareholders, the Company is not currently of a sufficient size and scale to warrant the hiring of additional professional staff to fully respond to this weakness. Management intends to minimize the potential impact of this weakness on a going forward basis by engaging external advisors to review all US GAAP accounting matters relating to the Company’s consolidated financial statements.

4.            Segregation of Duties. During the process of review and evaluation management concluded that, as of December 31, 2006, a weakness existed in the Company’s internal controls over financial reporting caused by a lack of adequate segregation of duties in the preparation, review and approval of subsidiary operating results which are included in the Company’s consolidated financial statements. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

To address this weakness, Management is in the process of hiring additional staff at appropriate levels within the Company to ensure that an adequate segregation of duties can be achieved in the preparation of the Company’s consolidated financial statements. Management has also performed additional procedures relating to subsidiary operating results that are included in the Company’s consolidated financial statements.

In making the above assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because of the material weaknesses described above, management believes that, as of December 31, 2006, the company’s internal control over financial reporting was not effective.

C.	Attestation Report of the Registered Public Accounting Firm

This Amendment No. 1 to the Registrant’s Annual Report on Form 40-F does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Registrant’s registered public accounting firm pursuant to temporary rules of the Commission that permit the Registrant to provide only management’s report in its Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant’s internal control over financial reporting, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting. All changes in the Registrant’s internal control over financial reporting described in Item A, above, were changes that occurred subsequent to December 31, 2006.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2006.

F.	Audit Committee Financial Expert

The Registrant’s board of directors has determined that Johan C. van’t Hof, an individual serving on the audit committee of the Registrant’s board of directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F. Mr. van’t Hof is independent, as that term is defined in the rules of the American Stock Exchange.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.	Code of Ethics

The Registrant’s board of directors has adopted a code of ethics (the “Code”) that applies to all directors and officers. A copy of the Code may be obtained at www.crystallex.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting Investor Relations, Crystallex International Corporation, at the address that appears on the cover of this Amendment No. 1 to the Registrant’s Annual Report on Form 40-F.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP (“D&T”) for the fiscal years ended December 31, 2006 and December 31, 2005, respectively, for professional services rendered by D&T for the audit of the Registrant’s annual financial statements or services that are normally provided by D&T in connection with statutory and regulatory filings or engagements for such fiscal years were $640,363 and $859,324, respectively.

Audit-Related Fees

The aggregate fees billed by D&T for the fiscal years ended December 31, 2006 and December 31, 2005, respectively, for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $nil and $nil, respectively.

Tax Fees

The aggregate fees billed by D&T for the fiscal years ended December 31, 2006 and December 31, 2005, respectively, for professional services rendered by it for tax compliance, tax advice and tax planning were $29,870 and $349,208, respectively.

All Other Fees

The aggregate fees billed by D&T for the fiscal years ended December 31, 2006 and December 31, 2005, respectively, for products and services provided by D&T, other than the services reported in the preceding three paragraphs, were $226,315 and $288,697, respectively. Products and services provided under this category included fees for regulatory filing requirements and the review of prospectuses.

Audit Committee Pre-Approval Policies and Procedures

The Registrant’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. The audit committee of the Registrant has developed a policy on the provision of services by external auditors (the “Policy”). Under the terms of the Policy:

•

the external auditors may not provide services to the Registrant that impair or have the ability to impair the independence and objectivity of the external auditors in relation to the external audit function (generally, prohibited services include services where the external auditors participate in activities that are normally undertaken by management of the Registrant, are remunerated through a “success fee” structure, act in an advocacy role for the Registrant, or may be required to audit their own work);

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

•

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

Exceptions can be made to the Policy where the exceptions are in the interests of the Registrant and appropriate arrangements are established to ensure the independence and objectivity of the external auditors in relation to the external audit. Any exception must be authorized by the audit committee and must be reported to the Registrant’s board of directors.

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

J.	Tabular Disclosure of Contractual Obligations

See “Management’s Discussion and Analysis for the Year Ended December 31, 2006 – Contractual Obligations and Commitments”, included in Document No. 3 to the Registrant’s Annual Report on Form 40-F.

K.	Identification of Audit Committee

The Registrant has an audit committee comprised of three individuals: Johan C. van’t Hof (chair), C. William Longden and Harry J. Near. Each of the members of the audit committee is independent as that term is defined by applicable securities laws and applicable American Stock Exchange rules.

L.	Critical Accounting Policies

See “Management’s Discussion and Analysis for the Year Ended December 31, 2006 – Critical Accounting Policies and Estimates”, included in Document No. 3 to the Registrant’s Annual Report on Form 40-F.

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

CRYSTALLEX INTERNATIONAL CORPORATION

Date: June 27, 2007	By:	/S/ HEMDAT SAWH
	Name:	Hemdat Sawh
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

23.1(1)	Consent of Deloitte & Touche LLP
23.2(1)	Consent of SNC-Lavalin Engineers & Constructors Inc.
23.3(1)	Consent of Mine Development Associates Ltd.
23.4(1)	Consent of SGS Lakefield Research Ltd.
23.5*	Consent of ProConsult, C.A.
23.6*	Consent of Buckland Harapiak
23.7(1)	Consent of J.R. Goode and Associates
31*	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.
(1)	Filed as the identically numbered exhibit in the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006, filed on March 30, 2007.