Form 40-F/A
CRYSTALLEX INTERNATIONAL CORP
filed 2007-11-14
CIK 912500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Amendment No. 2 to

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

[  ]  Annual Information Form                     [X]  Audited Annual Financial Statements

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

Yes     X                                                     No  _____

Explanatory Note

This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the fiscal year ended December 31, 2006, originally filed with the Commission on March 30, 2007. Crystallex International Corporation (the "Company" or the "Registrant") is filing this Amendment because it has restated the U.S. GAAP reconciliation note included in its consolidated financial statements for the years ended December 31, 2006 and 2005 for the reasons discussed herein.

Please refer to Note 19 of the notes to the restated consolidated financial statements included herein, which discloses the adjustments to the Registrant's U.S. GAAP reconciliation note for the years ended December 31, 2006 and 2005 resulting from this restatement.

The Registrant has also revised "Item A. Disclosure Controls and Procedures", "Item B. Changes in Internal Control Over Financial Reporting" and "Item D. Changes in Internal Control Over Financial Reporting", as set forth below.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:
Restated Audited Consolidated Financial Statements for the year ended December 31, 2006 and 2005, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles.

Document No. 1

Crystallex International Corporation

Consolidated Financial Statements

As Restated

December 31, 2006 and 2005

(Expressed in United States Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

We have withdrawn our audit report dated March 27, 2007, except as to Note 17, which is as at March 29, 2007, as Note 19 to the consolidated financial statements has been restated.  Note 19 contains the reconciliation of the consolidated financial statements from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States and contains additional information on the restatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Toronto, Ontario

March 27, 2007, except as to Note 17, which is as at March 29, 2007, and October 22, 2007 as to the effects of the restatement described in Note 19

Crystallex International Corporation
Table of Contents
December 31, 2006, 2005 and 2004

Page

Consolidated Balance Sheets	1
Consolidated Statements of Operations	2
Consolidated Statements of Cash Flows	3
Consolidated Statements of Shareholders’ Equity	4
Notes to the Consolidated Financial Statements	5 - 43

Crystallex International Corporation

Consolidated Balance Sheets
As at December 31, 2006 and 2005
(Expressed in United States dollars)
	2006	2005

ASSETS

CURRENT
Cash and cash equivalents	$28,573,142	$4,070,019
Restricted cash and cash equivalents (Note 3)	-	9,241,851
Accounts receivable	490,090	1,395,394
Production inventories (Note 4)	4,867,577	2,566,821
Prepaid expenses and other	4,760,999	2,787,495
	38,691,808	20,061,580
RESTRICTED CASH AND CASH EQUIVALENTS (Note 3)	-	12,081,312
PROPERTY, PLANT AND EQUIPMENT (Note 5)	256,455,027	215,260,043
DEFERRED FINANCING FEES (Note 6)	2,595,627	3,237,263
TOTAL ASSETS	$297,742,462	$250,640,198

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$12,791,456	$20,145,034
Current portion of debt (Note 7)	3,172,559	2,442,350
Current portion of asset retirement obligations (Note 8)	239,408	126,092
	16,203,423	22,713,476
DEBT (Note 7)	84,524,929	94,495,582
ASSET RETIREMENT OBLIGATIONS (Note 8)	971,167	1,394,646
	101,699,519	118,603,704

COMMITMENTS AND CONTINGENCIES (Notes 1 & 16)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 9)	448,100,697	336,491,624
CONTRIBUTED SURPLUS	23,135,187	32,489,216
EQUITY COMPONENT OF EXCHANGEABLE BANK LOAN (Note 7)	-	2,564,366
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	11,958,981
DEFICIT	(287,151,922)	(251,467,693)
	196,042,943	132,036,494
	$297,742,462	$250,640,198

/s/ "Gordon Thompson", Director /s/ "Johan van't Hof", Director
The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation

Consolidated Statements of Operations
Years ended December 31, 2006, 2005, 2004
(Expressed in United States dollars)
	2006	2005	2004

MINING REVENUE	$28,087,764	$24,989,681	$20,245,690
OPERATING EXPENSES
Operations	27,099,113	22,754,642	18,037,768
Amortization	949,996	2,366,312	1,161,042
Depletion	833,427	330,472	4,869,005
	28,882,536	25,451,426	24,067,815
OPERATING LOSS	(794,772)	(461,745)	(3,822,125)

OTHER EXPENSES
General and administrative	20,397,226	19,460,501	18,223,193
Interest on debt	12,945,985	11,809,087	548,131
Stock based compensation (Note 9)	2,463,691	3,665,894	5,296,977
Amortization	701,875	1,048,296	158,969
	36,508,777	35,983,778	24,227,270
COMMODITY CONTRACT LOSS	-	(3,770,835)	(963,717)

LOSS BEFORE OTHER ITEMS	(37,303,549)	(40,216,358)	(29,013,112)
OTHER ITEMS
Interest and other income	1,159,586	1,926,425	697,638
Foreign exchange (loss) gain	459,734	(1,192,593)	397,313
Write-down of property, plant & equipment (Note 5)	-	-	(32,003,253)
Gain on settlement of debt (Note 7)	-	875,610	-
Investment in subsidiaries (Note 10)	-	(6,600,000)	(493,702)
	1,619,320	(4,990,558)	(31,402,004)
LOSS FROM CONTINUING OPERATIONS
BEFORE NON-CONTROLLING INTEREST	(35,684,229)	(45,206,916)	(60,415,116)
NON-CONTROLLING INTEREST	-	-	111,053
LOSS FROM CONTINUING OPERATIONS	(35,684,229)	(45,206,916)	(60,304,063)
LOSS FROM DISCONTINUED
OPERATIONS (Note 15)	-	-	(350,000)
NET LOSS FOR THE YEAR	$(35,684,229)	$(45,206,916)	$(60,654,063)

NET LOSS PER SHARE - basic and diluted
Continuing operations	$(0.15)	$(0.23)	$(0.35)
Discontinued operations	-	-	-
	$(0.15)	$(0.23)	$(0.35)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - basic and diluted	230,229,162	194,729,931	172,234,551

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation

Consolidated Statements of Cash Flows
Years ended December 31,2006, 2005 and 2004
(Expressed in United States dollars)
	2006	2005	2004
CASH FLOWS FROM CONTINUING
OPERATING ACTIVITIES
Loss for the year - continuing operations	$(35,684,229)	$(45,206,916)	$(60,304,063)
Adjustments to reconcile loss to net cash
used in operating activities:
Amortization and depletion	2,485,298	4,495,523	6,189,016
Interest accretion on debt	2,960,413	2,672,895	79,249
Stock based compensation	2,463,691	3,665,894	5,296,977
Warrants issued for professional fees	1,365,839	-	-
Accretion expense on asset retirement obligations	288,376	345,460	-
Reductions in asset retirement obligations	(598,539)	(1,095,903)	-
Director's fees paid in shares	60,000	190,000	100,000
Investment in subsidiaries	-	6,600,000	493,702
Gain on settlement of debt	-	(875,610)	-
Write-down of mineral properties	-	-	32,003,253
Extension of warrants	-	-	225,178
Non controlling interest in loss of subsidiary	-	-	(111,053)
Unrealized foreign exchange gain	-	-	(71,279)
Unrealized commodity contract gain	-	(8,265,111)	(18,127,999)
Changes in other operating assets and liabilities
(net of effects from purchase of subsidiaries):
Decrease (increase) in accounts receivable	905,304	(865,487)	330,994
Increase in production inventories	(2,300,756)	(782,033)	(33,085)
Increase in prepaid expenses and other	(1,973,504)	(2,231)	(1,752,719)
(Decrease) increase in accounts payable and
accrued liabilities	(2,024,678)	6,409,112	(323,269)
	(32,052,785)	(32,714,407)	(36,005,098)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and equipment	(48,410,744)	(94,369,873)	(50,900,524)
Decrease (increase) in restricted cash and cash equivalents	21,323,163	76,682,473	(98,005,636)
Decrease (increase) in short-term investments	-	30,277,280	(30,277,280)
	(27,087,581)	12,589,880	(179,183,440)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	82,951,451	15,892,242	115,113,111
Debt borrowings	-	7,673,793	78,550,000
Debt repayments	(5,202,552)	(4,512,500)	(1,029,530)
Deferred financing fees	(77,479)	(898,657)	(3,489,122)
Issuance of warrants	5,972,069	272,926	-
Proceeds from orderly disposition of shares	-	-	3,957,285
	83,643,489	18,427,804	193,101,744
CASH FLOWS FROM CONTINUING OPERATIONS	24,503,123	(1,696,723)	(22,086,794)
CASH FLOWS FROM DISCONTINUED OPERATIONS	-	-	1,650,000
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	24,503,123	(1,696,723)	(20,436,794)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,070,019	5,766,742	26,203,536
CASH AND CASH EQUIVALENTS, END OF YEAR	$28,573,142	$4,070,019	$5,766,742
Supplemental disclosure with respect to cash flows (Note 13)
The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation

Consolidated Statements of Shareholders' Equity
Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

	Numberof		Numberof				Equitycomponent	Cumulative
	Common		Special		Numberof	Contributed	Notes/Exchangeable	Translation
	Shares	Amount	Warrants	Amount	Warrants	Surplus	Debt	Adjustment	Deficit	Total
Balance at December 31, 2003	135,403,523	$171,994,591	12,800,000	$11,886,581	20,042,772	$25,808,171	-	11,958,981	$(142,650,559)	$78,997,765
Adjustment for change in policy restock-based compensation	-	-	-	-	-	2,956,155	-	-	(2,956,155)	$-
Shares issued: Public equity offering	28,750,000	81,935,995	-	-	-	-	-	-	-	$81,935,995
Unit offering	6,500,000	20,484,750	-	-	-	-	-	-	-	$20,484,750
Exercise of options	1,251,000	1,581,512	-	-	-	(172,624)	-	-	-	$1,408,888
Conversion of warrants	4,908,046	13,573,007	-	-	(4,908,046)	(2,289,529)	-	-	-	$11,283,478
Directors' fees	40,976	100,000	-	-	-	-	-	-	-	$100,000
Finders fee	19,232	50,000	-	-	-	-	-	-	-	$50,000
Conversion of special warrants	12,800,000	11,886,581	(12,800,000)	(11,886,581)	-	-	-	-	-	$-
Share exchange-El Callao	163,958	468,062	-	-	-	-	-	-	-	$468,062
Proceeds from orderly disposition of shares	-	3,957,285	-	-	-	-	-	-	-	$3,957,285
Options issued	-	-	-	-	-	5,296,977	-	-	-	$5,296,977
Warrants expired during the year	-	-	-	-	(2,126,491)	-	-	-	-	$-
Extension of warrants	-	-	-	-	-	225,178	-	-	-	$225,178
Net loss for the year	-	-	-	-	-	-	-	-	(60,654,063)	$(60,654,063)
BalanceatDecember31,2004	189,836,735	306,031,783	-	-	13,008,235	31,824,328	-	11,958,981	(206,260,777)	143,554,315
Shares issued: Unit offering	200,000	466,549	-	-	450,000	272,926	-	-	-	$739,475
Exercise of options	775,000	1,196,957	-	-	-	(143,934)	-	-	-	$1,053,023
Issuance of shares under equity drawn down facility	12,273,236	17,394,493	-	-	-	-	-	-	-	$17,394,493
Acquisition of non-controlling interest	1,467,136	3,000,000	-	-	-	-	-	-	-	$3,000,000
Conversion of warrants	3,418,500	8,210,355	-	-	(3,418,500)	(3,129,998)	-	-	-	$5,080,357
Directors' fees	65,186	190,000	-	-	-	-	-	-	-	$190,000
Share exchange - El Callao	523	1,487	-	-	-	-	-	-	-	$1,487
Exchangeable debt	-	-	-	-	-	-	2,564,366	-	-	$2,564,366
Options issued to employees	-	-	-	-	-	3,665,894	-	-	-	$3,665,894
Warrants expired during the year	-	-	-	-	(1,042,008)	-	-	-	-	$-
Net loss for the year	-	-	-	-	-	-	-	-	(45,206,916)	$(45,206,916)
Balance at December 31, 2005	208,036,316	336,491,624	-	-	8,997,727	32,489,216	2,564,366	11,958,981	(251,467,693)	132,036,494
Shares issued: Unit offerings	20,924,000	51,208,985	-	-	17,312,500	5,972,069	-	-	-	$57,181,054
Exercise of options	1,641,800	5,490,735	-	-	-	(1,838,981)	-	-	-	$3,651,754
Issuance of shares under equity drawn down facility	1,661,130	4,317,661	-	-	-	-	-	-	-	$4,317,661
Settlement of promissory note	611,300	1,800,000	-	-		-	-	-	-	$1,800,000
Settlement of bank loan	3,765,841	7,641,266	-	-		-	(2,564,366)	-	-	$5,076,900
Conversion of warrants	8,764,682	41,089,701	-	-	(8,764,682)	(17,316,647)	-	-	-	$23,773,054
Directors' fees	19,170	60,000	-	-	-	-	-	-	-	$60,000
Share exchange - El Callao	255	725	-	-	-	-	-	-	-	$725
Options issued to employees	-	-	-	-	-	2,463,691	-	-	-	$2,463,691
Warrants issued for professional fees	-	-	-	-	500,000	1,365,839	-	-	-	$1,365,839
Warrants issued in exchange for early exercise of warrants	-	-	-	-	875,000	-	-	-	-	$-
Warrantsexpiredduringtheyear	-	-	-	-	(233,045)	-	-	-	-	$-
Netlossfortheyear	-	-	-	-	-	-	-	-	(35,684,229)	$(35,684,229)
BalanceatDecember31,2006	245,424,494	$448,100,697	-	-	18,687,500	$23,135,187	$-	$11,958,981	$(287,151,922)	$196,042,943

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela.  As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations.  Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

The Company’s principal asset is the Las Cristinas project, currently under development in Venezuela.  Continued development and the ultimate commencement of commercial production are dependent upon receipt of the permit to Impact Natural Resources (the “Permit”) which will allow management to proceed to put in place financing to fund construction.  These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement.  The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mines (“MIBAM”) advising that MIBAM formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project.

The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that this Permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company’s ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

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

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization.  Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs.  Amortization is being provided for using the straight-line method over the following periods, not to exceed the mine’s estimated life:

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

4.	PRODUCTION INVENTORIES

	2006	2005

Gold in doré	$524,360	$406,435
Gold in process	563,746	732,074
Stockpiled ore	958,271	28,484
Consumables and spare parts	2,821,200	1,399,828
	$4,867,577	$2,566,821

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 are as follows:

		2006
		Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Write-downs	Depletion	Value

Plant and equipment	$113,865,685	$9,003,122	$104,862,563
Mineral properties	159,499,041	7,906,577	151,592,464
Deferred exploration and
development expenditures	3,658,007	3,658,007	-
	$277,022,733	$20,567,706	$256,455,027

		2005
		Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Write-downs	Depletion	Value

Plant and equipment	$99,939,283	$7,783,659	$92,155,624
Mineral properties	130,177,569	7,877,218	122,300,351
Deferred exploration and
development expenditures	3,658,007	2,853,939	804,068
	$233,774,859	$18,514,816	$215,260,043

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

5.	PROPERTY, PLANT AND EQUIPMENT (continued)

The net book values of property, plant and equipment by location are as follows:

	2006
	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total
Las Cristinas	$104,691,650	$151,592,464	$-	$256,284,114
Corporate	170,913	-	-	170,913
Total	$104,862,563	$151,592,464	$-	$256,455,027

	2005
	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total
Las Cristinas	$90,930,549	$122,270,993	$-	$213,201,542
Tomi Concession	-	29,358	804,068	833,426
Revemin mill	957,455	-	-	957,455
Corporate	267,620	-	-	267,620
Total	$92,155,624	$122,300,351	$804,068	$215,260,043

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

Property, plant and equipment summarized by property is as follows:

Las Cristinas

On September 17, 2002, the Company entered into a non-assignable mining agreement (the “Agreement”) with the Corporación Venezolana de Guayana (“CVG”), acting under the authority of the Ministry of Energy and Mines of Venezuela (“MEM”), pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the processing of gold for its subsequent commercialization and sale (Note 16).  As a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

5.	PROPERTY, PLANT AND EQUIPMENT (continued)

The aggregate cost incurred by the Company to December 31, 2006 to obtain the right to exploit the area is $256,284,114, represented by $239,359,968 of payments in cash and $16,924,146 made through the issuance of common shares of the Company.  Costs are comprised of property payment and finders’ fees of $36,170,393 ($24,978,317 in cash; and $11,192,076 through shares); professional fees and related expenses of $115,422,074 ($109,690,004 in cash; and $5,732,070 through shares); and equipment purchases ($104,691,647 in cash).  Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange.  The preceding amounts include payments relating to travel and administrative costs of  $793,557 during the year ended December 31, 2006 (2005 -$370,579 ; 2004 - $634,679).

Bolivar Goldfields Properties

The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V.  This ownership includes the Tomi concession, Revemin mill and related exploration lands in Venezuela.

Albino 1 Concession

The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela.  On February 25, 2005, the MEM notified the Company that it had terminated the Company’s Albino concession rights.  The Company wrote down the carrying value of its investment in the Albino concession to $ Nil as at December 31, 2004.

6.	DEFERRED FINANCING FEES

Deferred financing fees of $2,595,627, net of accumulated amortization of $1,215,618 (December 31, 2005 - $3,237,263, net of accumulated amortization of $617,908), relate to costs incurred in the issuance of unit offerings and debt borrowings.

7.	DEBT

	2006	2005

Bank loan	$3,163,011	$12,840,234
Exchangeable promissory notes	1,800,000	3,600,000
Notes payable	82,734,477	80,497,698
	87,697,488	96,937,932
Less: Current portion of debt	(3,172,559)	(2,442,350)
	$84,524,929	$94,495,582

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

7.	DEBT (continued)

Bank loan

On December 23, 2005 the Company and its subsidiaries restructured their outstanding obligations to Standard Bank Plc (“SB”) to close out all outstanding gold forward sales and call option transactions and to amend its existing credit agreement.

Pursuant to the restructuring, (1) the gold forward sales and call options transactions were closed out and the resulting liability of approximately $14,315,000 was converted into a fully drawn term loan facility, which is being amortized over the next two years and matures on December 31, 2008 and (2) the payment obligation under the existing credit agreement due in January 2006 was restructured and coordinated with the payment terms of the new term loan facility. The Company’s guarantee will continue to apply to its subsidiaries’ obligations under the new term loan facility and the restructured credit agreement.  The obligations under the restructured credit agreement continue to be secured by charges against certain mining properties (other than the Las Cristinas Project and the Lo Increible operations) and a pledge of shares of certain Crystallex subsidiaries.

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

Of the principal amount outstanding under the new term loan facility, $7,500,000 was exchangeable at the option of SB for Crystallex common shares at a price per common share equal to the lesser of the average market price of Crystallex common shares on the Toronto Stock Exchange (“TSX”) for the five trading days preceding December 23, 2005 and the average market price of Crystallex common shares on the TSX for the five trading days preceding the exchange date.  The exchange price per common share may not be less than C$2.00. Crystallex may require SB to exercise its exchange right if the average market price of Crystallex common shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40. If SB does not exercise all of its exchange rights in these circumstances, the remainder of the exchangeable portion of the debt under the new term loan facility becomes non-exchangeable. The exchangeable portion of the debt under the new term loan facility ranks subordinate by its terms to the senior unsecured notes of the Company due December 2011.

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

Exchangeable promissory note

On December 31, 2005 in connection with the acquisition of the non-controlling interest described in Note 10, the Company, through ECM (Venco) Ltd, (“ECM”), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. (“Vengroup”) a $3,600,000 exchangeable promissory note of ECM.

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

Notes payable

In conjunction with a Unit offering (Note 9) on December 23, 2004, the Company issued $100,000,000 principal amount senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation.  Interest is payable on a semi-annual basis on January 15 and July 15 of each year, beginning July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

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

Interest accretion

Interest accretion on the Notes payable and bank loan of $2,960,413 was expensed during the year ended December 31, 2006 (2005 – $2,672,895) as a component of interest expense.

Principal payments

Principal payments of debt are due as follows:

	Bank loan	Exchangeable promissory notes	Notes payable	Total
2007	$1,593,705	$1,800,000	$-	$3,393,705
2008	1,983,952	-	-	1,983,952
2011	-	-	100,000,000	100,000,000
	3,577,657	1,800,000	100,000,000	105,377,657
Less: discount	(414,646)	-	(17,265,523)	(17,680,169)
	$3,163,011	$1,800,000	$82,734,477	$87,697,488

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

7.	DEBT (continued)

As at December 31, 2006 the fair value of the Company’s debt was $84,878,219 (2005 - $71,880,208).

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

The following table explains the change in the asset retirement obligations:

As at December 31	2006	2005
Asset retirement obligations, beginning of year	$1,520,738	$2,301,181
Liabilities settled	-	(30,000)
Accretion expense	288,376	345,460
Revisions in estimated cash flows	(598,539)	(1,095,903)
	$1,210,575	$1,520,738

Less : Current portion	(239,408)	(126,092)
Asset retirement obligations, end of year	$971,167	$1,394,646

9.	SHARE CAPITAL

The following table explains the change in the asset retirement obligations:

	2006	2005
Authorized
Unlimited common shares, without par value
Unlimited Class "A" preference shares, no par value
Unlimited Class "B" preference shares, no par value
Issued
245,424,494 Common Shares (2005 - 208,036,316)	$ 448,100,697	$ 336,491,624

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

9.        SHARE CAPITAL (continued)

Warrants

As at December 31, 2006 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

			Weighted
			Average
			Remaining
	Number		Contractual
Exercise Price	of Shares		Life (Years)

$1.75	500,000		0.27
$3.65 ($4.25 CAD)	5,062,500		1.12
$4.00	875,000		1.54
$4.25	12,250,000	*
	18,687,500

*
These warrants become exercisable for an 18 month period commencing on a date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas project.  (See Financing Transactions – Fiscal 2006 Activities).

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

As at December 31, 2006 stock options were outstanding enabling the holders to acquire common shares as follows:

Range of	Number	Contractual	Exercise
Exercise Price - Cdn. $	of Shares	Life (Years)	Price - Cdn$

$1.00 to $1.50	1,352,500	1.07	1.29
$1.75 to $2.60	3,714,935	4.27	2.22
$2.65 to $3.60	3,924,750	5.20	3.08
$4.00 to $4.65	2,401,900	4.87	4.21
	11,394,085	4.33	2.80

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

9.       SHARE CAPITAL (continued)

A summary of the status of the stock option plan as at December 31, and changes during each year ended on those dates is as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price - Cdn$	of Shares	Price - Cdn$	of Shares	Price - Cdn$
Outstanding,
beginning of year	11,327,394	$2.63	10,950,250	$2.46	8,966,000	$1.97
Granted	1,773,400	3.73	1,407,644	3.28	3,285,250	3.37
Exercised	(1,641,800)	2.31	(775,000)	(1.66)	(1,251,000)	1.44
Expired	(64,909)	2.51	(255,500)	(2.02)	(50,000)	1.50
Outstanding,
end of year	11,394,085	$2.80	11,327,394	$2.63	10,950,250	$2.46
Weighted average fair
value of options granted
during the year - Cdn $		$2.63		$2.75		$2.23

As at December 31, 2006, there were 868,833 options outstanding, with a weighted average exercise price of C$4.02 that were not fully vested (2005 – 139,429 options; $3.19 weighted average exercise price).

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

During February 2006, the Company completed a private placement of 10,799,000 units.  Each unit was comprised of one common share and 1.1344 common share purchase warrants.  Each whole warrant entitles the holder to purchase one common share at a price of US$4.25.  The warrants are non-transferable and are exercisable for an 18 month period commencing 45 days following receipt of the Permit for the Company’s Las Cristinas project in Venezuela.  Certain events, including change in control of the Company or in the Company’s interest in the Las Cristinas project, make the warrants immediately exercisable.  The net proceeds received by the Company, after considering issuance costs of $991,972, was $30,325,130.  The issuance costs were allocated proportionately to the amounts recorded as share capital of $28,233,742 and contributed surplus of $2,091,388.

During March 2006, under the terms of the exchangeable promissory notes between Vengroup and ECM (Note 7), the Company issued 307,213 common shares to Vengroup as payment of $900,000 due to Vengroup on June 29, 2006.

During May 2006, upon SB’s exercise of its exchange rights, the Company issued 3,765,841 common shares to SB as settlement of the $7.5 million exchangeable portion of the bank loan (Note 7)

During July 2006, under the terms of the exchangeable promissory notes between Vengroup and ECM (Note 7), the Company issued 304,087 common shares to Vengroup as payment of $900,000 due to Vengroup on December 29, 2006

During July 2006, the Company agreed to amend the terms of 2,197,727 unlisted common share purchase warrants (the “Warrants”). Each Warrant entitled the holder to acquire one common share of the Company at an exercise price of US$2.75 per share until September 15, 2006. Pursuant to the terms of the amendment to the Warrants and their subsequent exercise, the Company issued approximately 0.398 new common share purchase warrants (the “New Warrants”) in exchange for each Warrant exercised, for an aggregate of 875,000 New Warrants. Each New Warrant issued entitles the holder to acquire one common share in the capital of the Company at an exercise price of US$4.00 per share until July 14, 2008.

The Company agreed to amend the terms of warrants granted to its project finance advisor (“Advisor”). The Company previously issued 500,000 common share purchase warrants to its Advisor in April 2003 that would only become exercisable to the Advisor should the Advisor secure financing for the Las Cristinas project (“the Financing Condition”). In July 2006 the Company agreed to remove the Financing Condition from these warrants and, accordingly, recorded professional fees of $1,365,839.

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

On December 30, 2005, the Company acquired the non-controlling shareholder interests in the holding companies which own or control the interests in certain of Lo Incréible mining properties located in Bolivar State, Venezuela (including the La Victoria deposit).  Under the terms of the transaction ECM purchased the 49% outstanding interest in Osmin Holdings Limited (“Osmin”) and the 30% outstanding interest in Tamanaco Holdings Limited (“Tamanaco”) owned by Vengroup and a related company, for consideration consisting of $6,600,000 payable as follows:

-	$3,000,000 by the issuance and delivery to Vengroup of 1,467,136 Crystallex common shares;
-	$3,600,000 by the issuance and delivery to Vengroup of a $3,600,000 exchangeable promissory note of ECM (Note 7).

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

9.       SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2005 Activities (continued)

In addition, the arbitration proceedings between Crystallex and Vengroup were terminated and the parties delivered mutual releases with respect to the subject matter of the arbitration proceedings.  As a result of the transaction, the joint venture arrangements between ECM and Vengroup have been terminated and the Company, through its subsidiaries, now owns 100% of Osmin and Tamanaco. ECM’s obligations under the exchangeable promissory note are guaranteed by a subsidiary of ECM and secured by a pledge of the shares of ECM’s Venezuelan subsidiary that directly holds the interest in the Lo Increible properties.

As part of the transaction, Crystallex also entered into a consulting agreement with the principals of Vengroup pursuant to which Crystallex has agreed to pay aggregate consulting fees of $600,000.  These amounts were expensed during 2005 and included in general and administrative expenses in the consolidated statement of operations.

Fiscal 2004 Activities

On April 5, 2004, the Company completed a C$100 million public equity offering whereby 25,000,000 common shares were issued at C$4.00 per common share.  The net proceeds received by the Company, after considering the underwriters’ fee, amounted to $71,694,731.  On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at C$4.00 per common share.  The net proceeds received by the Company, after considering the underwriters’ fee, amounted to $10,475,873.  Other expenditures related to this public equity offering and over-allotment amounted to $234,609.

On December 23, 2004, the Company completed a $100 million offering whereby 100,000 Units of the Company were issued at a price of $1,000 per Unit.  Each Unit was comprised of $1,000 principal amount of senior unsecured notes and 65 common shares of the Company.  The net proceeds received by the Company, after considering the underwriters’ fee of $4,000,000 and other expenditures of $500,000, amounted to $95,500,000.  The equity component of this offering was allocated based on the fair value of the shares issued, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the notes (Refer to Note 7).

The net proceeds of the offering (the “Escrowed Funds”) were deposited with CIBC Mellon Trust Company (the “Escrow Agent”) under the terms of an escrow agreement (the “Escrow Agreement”) dated December 23, 2004 between the Company and the Escrow Agent.  The Escrowed Funds were divided into two pools:  one pool equal to the aggregate amount of the interest payable on the first three interest payments dates (the “Interest Pool”);  and, the other pool equal to the balance of the Escrowed Funds (the “Project Pool”).

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

Shareholder Rights Plan

On October 30, 2006 the shareholders of the Company voted to ratify, confirm and approve a new shareholder Rights Plan (the “Rights plan”) which was originally approved by the Board of Directors of the Company on June 22, 2006.  The rights issued under the Rights plan are subject  to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company’s annual meeting in 2016 (the “Expiration Time”) .

Pursuant to the Rights plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time.  The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights plan.

In order to constitute a “Permitted Bid”, an offer must be made in compliance with the Rights plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

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

Effective August 19, 2004, the Company acquired, under a plan of arrangement, all of the outstanding shares of El Callao Mining Corporation (“El Callao”) not previously owned.  As a result of this transaction 0702259 B.C. Ltd., a successor company to El Callao under the plan of arrangement and a subsequent amalgamation, is now a wholly-owned subsidiary of Crystallex.  As consideration, shareholders of El Callao (other than Crystallex) received 0.01818 of a Crystallex common share for each of their El Callao shares representing a total obligation to issue 172,975 Crystallex common shares.  The value associated with acquiring these shares was $493,702.  This investment was subsequently written down to $ Nil in 2004.  As at December 31, 2006, the Company had issued 164,736 common shares against this obligation.

11.	RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a)	Paid or accrued consulting and underwriting fees of $2,947,156 (2005 - $120,900; 2004 - $2,843,447) to a company which retains the Chairman of the Company as an employee.

b)	Paid or accrued legal fees of $ Nil (2005- $729,901; 2004 - $1,232,816) to a law firm, while a partner of whom was a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.  These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.     INCOME TAXES

The Company did not record a provision or benefit for income taxes for the years ended December 31, 2006, 2005 and 2004, due to the recurrence of operating losses and the Company’s determination that it is not more likely than not that future income tax assets will be realized.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

12.     INCOME TAXES (continued)

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2006	2005	2004

Statutory tax rate	35.88%	36.12%	36.12%
Loss before income tax provision	$(35,684,229)	$(45,206,916)	$(60,654,063)

Expected income taxes recoverable	$(12,803,501)	$(16,328,738)	$(21,908,248)
Change in valuation allowance	7,769,253	7,268,282	21,090,347
Change in enacted tax rates	2,772,385	-	-
Permanent differences	1,946,169	2,289,571	-
Reduction in loss carry forwards	284,071	6,484,430	-
Difference in foreign tax rates	31,623	286,455	817,901
Actual income tax provision	$-	$-	$-

The tax effects of temporary differences that would give rise to significant portions of the future tax assets and future tax liabilities at December 31, are as follows:

	2006	2005

Future income tax assets:
Loss carry forwards and deferred financing fees	$75,807,550	$62,664,077
Less: valuation allowance	(64,394,004)	(56,624,751)
Net future income tax asset	11,413,546	6,039,326

Future income tax liabilities:
Property, plant and equipment	(11,413,546)	(6,039,326)
Net future income taxes	$-	$-

Future income tax assets are recognized to the extent that realization is considered more likely than not.  Since the Company has determined that it is more likely than not that the future income tax assets are not recoverable, the net future income tax assets have been fully offset by a valuation allowance.  The prior years’ presentation has been amended to conform to the current years’ presentation.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

12.     INCOME TAXES (continued)

At December 31, 2006 the Company has the following unused tax losses available for tax purposes:

	Country
Year of Expiry	Canada	Venezuela
2007	$-	$38,230,247
2008	$1,589,061	$13,512,021
2009	$38,974,834	$1,682,068
2010	$33,036,515	$-
2014	$14,982,866	$-
2015	$31,502,426	$-
2026	$49,851,765	$-

13.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2006	2005	2004

Cash paid during the year for interest	$9,985,572	$5,239,726	$251,617

Cash paid during the year for income taxes	$-	$-	$-

	2006	2005
Cash and cash equivalents comprises:
Cash	$28,573,142	$3,870,573
Cash equivalents	-	199,446
Cash and cash equivalents balance	$28,573,142	$4,070,019

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

13.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Investment in property, plant and equipment for the year ended December 31

	2006	2005	2004

Net book value of property, plant and
equipment January 1	$215,260,043	$117,329,337	$102,274,263
Net book value of property, plant and
equipment December 31	256,455,027	215,260,043	117,329,337
Net additions to property , plant and equipment
(after amortization and depletion) during the
year ended December 31	41,194,984	97,930,706	15,055,074
Amortization and depletion expenses for the
year ended December 31	1,887,587	2,636,655	35,845,450
Net additions to property , plant and equipment
during the year ended December 31	43,082,571	100,567,361	50,900,524
Reduction (increase) to accruals related to
property, plant and equipment acquisitions
of prior periods	5,328,173	(6,197,488)	-

Cash investment in property,plant and equipment
during the year ended December 31	$48,410,744	$94,369,873	$50,900,524

Issuance of common shares for the year ended December 31

	2006	2005	2004

Cash received on :
Unit offerings	$51,208,985	$466,549	$81,935,995
Conversion of warrants	23,773,051	5,080,357	11,283,478
Issuance of shares under equity draw down
facility	4,317,661	9,292,313	20,484,750
Exercise of options	3,651,754	1,053,023	1,408,888
Issuance of common shares for cash during the
year ended December 31	$82,951,451	$15,892,242	$115,113,111

Directors’ fees for the year ended December 31

	2006	2005	2004

Issuance of common shares for directors'
fees - 19,170 shares ( 2005 - 65,186 shares ;
2004 - 40,976 shares)	$60,000	$190,000	$100,000

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

14.     SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector.  Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.

The 2005 and 2004 comparative tables have been restated to confirm to the segment disclosure adopted for 2006.  The Company’s Venezuelan Operations segment combines the Revemin mill and Tomi mine, and the La Victoria mine.  These were previously presented as two separate business segments.  The mill and both mines are under the responsibility of the same segment manager and the business results are now assessed as if they are integrated operations.

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

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

14.      SEGMENTED INFORMATION (continued)

		Venezuelan	Las Cristinas	Discontinued
	Corporate	Operations	Development	Operations	Total

2006
Mining revenue	$-	$28,087,764	$-	$-	$28,087,764
Operating costs	$-	$(27,099,113)	$-	$-	$(27,099,113)
Interest and other income	$1,159,586	$-	$-	$-	$1,159,586
Interest expense	$(12,389,335)	$(556,650)	$-	$-	$(12,945,985)
Depletion and amortization	$(701,875)	$(1,783,423)	$-	$-	$(2,485,298)
Segment (loss)	$(34,096,015)	$(1,588,214)	$-	$-	$(35,684,229)
Segment assets	$31,536,272	$9,922,076	$256,284,114	$-	$297,742,462
Capital expenditures	$-	$-	$48,410,744	$-	$48,410,744
2005
Mining revenue	$-	$24,989,681	$-	$-	$24,989,681
Operating costs	$-	$(22,754,642)	$-	$-	$(22,754,642)
Interest and other income	$1,926,425	$-	$-	$-	$1,926,425
Interest expense	$(11,532,146)	$(276,941)	$-	$-	$(11,809,087)
Depletion and amortization	$(1,048,296)	$(2,696,784)	$-	$-	$(3,745,080)
Segment (loss)	$(44,468,230)	$(738,686)	$-	$-	$(45,206,916)
Segment assets	$29,543,350	$7,895,306	$213,201,542	$-	$250,640,198
Capital expenditures	$54,571	$855,961	$93,459,341	$-	$94,369,873
2004
Mining revenue	$-	$20,245,690	$-	$-	$20,245,690
Operating costs	$-	$(18,037,768)	$-	$-	$(18,037,768)
Interest and other income	$697,638	$-	$-	$-	$697,638
Interest expense	$(321,706)	$(226,425)	$-	$-	$(548,131)
Depletion and amortization	$(158,969)	$(6,030,047)	$-	$-	$(6,189,016)
Write-down of mineral properties	$-	$(32,003,253)	$-	$-	$(32,003,253)
Segment (loss)	$(22,073,816)	$(38,230,247)	$-	$(350,000)	$(60,654,063)
Segment assets	$139,289,973	$7,376,922	$113,451,761	$-	$260,118,656
Capital expenditures	$289,312	$9,939,717	$40,671,495	$-	$50,900,524

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

15.     DISCONTINUED OPERATION

On October 27, 2003, the Company finalized a purchase and sale agreement with Uruguayan Mineral Explorations Inc. for the sale of the Company’s Uruguayan mining operations.   The Company received $1,650,000 as cash consideration for this sale.

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
$387,267
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

The Company’s principal mineral properties and mining rights are located in Venezuela.  In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new titles would be granted in the form of operating contracts.  In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela.  The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title.  The Government’s public references to the type of operating contract that it intends to implement for the mining industry are comparable to the Mine Operation Agreement the Company currently holds for the Las Cristinas Project.

Country Risk

The Company’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations.  The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulation and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs.  These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.  The Company’s principal mineral

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

18.     RISK (continued)

Country Risk (continued)

properties and mining rights are located in Venezuela and as such the Company may be affected by political or economic instabilities.

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

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED)

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

The Company is amending and restating its US GAAP note disclosure in its financial statements for the years 2006 and 2005.  During 2007, the Company reviewed its accounting policy relating to the capitalization of interest costs incurred during the period of development on qualifying mineral properties.  As a result of this review, the Company has determined that certain interest costs should be capitalized under U.S. GAAP during the period of construction and development on its Las Cristinas project. Under Canadian GAAP these costs will continue to be expensed as incurred. Accordingly, this note to the  consolidated financial statements has been restated to give effect to the capitalization of interest to the qualifying Las Cristinas project in the amount of $9,591,736 and $5,025,761 in 2006 and 2005, respectively (see 19(a)).

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets is as follows:

	2006
				U.S. GAAP
	Canadian			(As Originally	Interest		U.S. GAAP
	GAAP	Adjustments		Reported)	Adjustment	(a)	(As Restated)

Current assets	$38,691,808	$-		$38,691,808	$-		$38,691,808
Property, plant and equipment	256,455,027	(75,725,819	) (a)	180,729,208	14,617,497		195,346,705
Deferred financing fees	2,595,627	-		2,595,627	-		2,595,627
	$297,742,462	$(75,725,819)		$222,016,643	$14,617,497		$236,634,140

Current liabilities	$16,203,423	$-		$16,203,423	$-		$16,203,423
Asset retirement obligations	971,167	-		971,167	-		971,167
Long-term debt	84,524,929	-		84,524,929	-		84,524,929
Shareholders' equity	196,042,943	(75,725,819)		120,317,124	14,617,497		134,934,621
	$297,742,462	$(75,725,819)		$222,016,643	$14,617,497		$236,634,140

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED) (continued)

Balance Sheets (continued)
	2005
				U.S. GAAP
	Canadian			(As Originally	Interest		U.S. GAAP
	GAAP	Adjustments		Reported)	Adjustment	(a)	(As Restated)

Current assets	$20,061,580	$-		$20,061,580	$-		$20,061,580
Restricted cash	12,081,312	-		12,081,312	-		12,081,312
Property, plant and equipment	215,260,043	(75,725,819	) (a)	139,534,224	5,025,761		144,559,985
Deferred financing fees	3,237,263	-		3,237,263	-		3,237,263
	$250,640,198	$(75,725,819)		$174,914,379	$5,025,761		$179,940,140

Current liabilities	$22,713,476	$-		$22,713,476	$-		$22,713,476
Asset retirement obligations	1,394,646	-		1,394,646	-		1,394,646
Long-term debt	94,495,582	2,564,366	(b)	97,059,948	-		97,059,948
Shareholders' equity	132,036,494	(78,290,185)		53,746,309	5,025,761		58,772,070
	$250,640,198	$(75,725,819)		$174,914,379	$5,025,761		$179,940,140

For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Statements of Operations

The impact of the differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

		2006	2005	2004
		(Restated)	(Restated)
Net loss for the year
per Canadian GAAP		$(35,684,229)	$(45,206,916)	$(60,654,063)
Adjustments to mineral properties	(a)	-	(235,900)	5,172,791
Changes in fair value of exchangeable
portion of bank loan	(b)	(8,638,661)	-	-
Accretion of interest on bank loan	(b)	(54,064)	-	-
Unamortized deferred financing costs
on exchangeable portion of bank loan	(b)	(121,405)	-	-
Beneficial conversion interest	(c)	-	(598,000)	-
Adjustment to amortization
of Series 2 Notes discount	(c)	-	(539,125)	-
Unamortized deferred financing costs
of Series 2 Notes	(c)	-	(356,820)	-
Net loss for the year per U.S. GAAP,
as originally reported		(44,498,359)	(46,936,761)	(55,481,272)
Adjustments to interest on debt	(a)	9,591,736	5,025,761	-
Net loss for the year per U.S. GAAP,
as restated		$(34,906,623)	$(41,911,000)	$(55,481,272)
Net loss per share - basic and diluted		$(0.15)	$(0.22)	$(0.32)

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED) (continued)

Statement of Operations Presentation

The following table reconciles “Net loss for the year per U.S. GAAP” to “Loss from operations for U.S. GAAP”.

	2006	2005	2004
	(Restated)	(Restated)

Net loss for the year per U.S. GAAP, as restated	$(34,906,623)	$(41,911,000)	$(55,481,272)

Non-operating loss components
Under Canadian GAAP:
Interest on long-term debt	$12,945,985	$11,809,087	$548,131
Commodity contract loss	-	3,770,835	963,717
Foreign exchange (gain) loss	(459,734)	1,192,593	(397,313)
Gain on settlement of debt	-	(875,610)	-
Interest and other income	(1,159,586)	(1,926,425)	(697,638)
Investment in subsidiaries	-	6,600,000	493,702
Write-down of marketable securities	-	-	-
Non controlling interest	-	-	(111,053)
U.S. GAAP reconciling items:
Changes in fair value of exchangeable
portion of bank loan	8,638,661	-	-
Accretion of interest	54,064	-	-
Unamortized deferred financing costs
on exchangeable portion of bank loan	121,405	-	-
Beneficial conversion interest	-	598,000	-
Adjustment to amortisation of
Series 2 Notes discount	-	539,125	-
Unamortized deferred financing
costs of Series 2 Notes	-	356,820	-
Non-operating loss per U.S. GAAP,
as originally reported	20,140,795	22,064,425	799,546
Loss from operations per U.S. GAAP,
before capitalized interest adjustment	(14,765,828)	(19,846,575)	(54,681,726)
Capitalized interest adjustment (a)	(9,591,736)	(5,025,761)	-
Loss from operations per U.S. GAAP,
as originally stated and as restated	$(24,357,564)	$(24,872,336)	$(54,681,726)

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED) (continued)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:
	2006	2005	2004
	(Restated)	(Restated)
Cash flows used in operating
activities, Canadian GAAP	$(32,052,785)	$(32,714,407)	$(36,005,098)
Adjustment for net loss
from discontinued operations	-	-	(350,000)
Adjustments to mineral properties	-	(235,900)	(2,709,655)
Adjustment to working capital relating to
discontinued operations	-	-	350,000
Cash flows used in operating activities,
U.S. GAAP, as originally reported	(32,052,785)	(32,950,307)	(38,714,753)
Adjustments to interest (a)	9,591,736	5,025,761	-
Cash flows used in operating activities,
U.S. GAAP, as restated	(22,461,049)	(27,924,546)	(38,714,753)
Cash flows provided by (used in) investing
activities, Canadian GAAP	(27,087,581)	12,589,880	(179,183,440)
Cash flows provided by discontinued
operations, Canadian and U.S. GAAP	-	-	1,650,000
Adjustments to mineral properties	-	235,900	2,709,655
Cash flows provided by (used in) investing
activities, U.S. GAAP, as originally reported	(27,087,581)	12,825,780	(174,823,785)
Adjustments to interest (a)	(9,591,736)	(5,025,761)	-
Cash flows provided by (used in) investing
activities, U.S. GAAP, as restated	(36,679,317)	7,800,019	(174,823,785)
Cash flows provided by financing activities,
Canadian and U.S. GAAP	83,643,489	18,427,804	193,101,744
Net increase (decrease) in cash and cash
equivalents during the year	24,503,123	(1,696,723)	(20,436,794)
Cash and cash equivalents, beginning of year	4,070,019	5,766,742	26,203,536
Cash and cash equivalents, end of year	$28,573,142	$4,070,019	$5,766,742

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

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED) (continued)

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

Under Canadian GAAP, interest costs incurred during the period of development on qualifying mineral properties are expensed.  Under U.S. GAAP, interest costs of $9,591,736 and $5,025,761 associated with capitalized mineral properties have been capitalized in 2006 and 2005, respectively.

Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset.  Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2006, 2005, and 2004 are expenses of $Nil, $235,900 and $251,324 respectively, related thereto.

Property, Plant and Equipment

	2006	2005
	(Restated)	(Restated)

Net book value under
Canadian GAAP	$256,455,027	$215,260,043
Adjustments to Las Cristinas
capitalized costs	(75,725,819)	(75,725,819)
Net book value under U.S. GAAP,
as originally reported	180,729,208	139,534,224
Interest adjustment	14,617,497	5,025,761
Net book value under U.S. GAAP,
as restated	$195,346,705	$144,559,985

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED) (continued)

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

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED) (continued)
(c)         Series 2 Notes (continued)

Under US GAAP, the discount on the liability is accreted to its principal value and deferred financing costs are amortized over the term of the notes, or, in the event of an equity draw down, over the minimum period from the date of the draw down notice to the date at which common shares are issued to settle the liability.  As at December 31, 2006 there were no Series 2 Notes outstanding. As a result, an adjustment to amortization expense of $ Nil (2005 - $539,125; 2004 – $ Nil) is required under US GAAP so that the unamortized discount is fully accreted upon final conversion by the holder.  In addition, under US GAAP an adjustment of $ Nil (2005 - $356,820; 2004 - $ Nil) was required in order to expense the remaining unamortized deferred financing costs and a further adjustment of $ Nil (2005 - $598,000; 2004 - $Nil) was required in order to reflect the beneficial conversion feature that was deemed to exist as the common shares that were issued in settlement of the obligation were at a discount to the prevailing market price.

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

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED) (continued)
(d)         Comprehensive Income (loss) (continued)

For U.S. GAAP, the accumulated other comprehensive loss would be calculated as follows:

	2006	2005	2004

Accumulated other comprehensive
loss
Accumulated other comprehensive loss,
beginning and end of year	$ (695,329)	$ (695,329)	$ (695,329)

Accumulated other comprehensive loss, end of year, is comprised entirely of thecumulative translation adjustment.

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows:

	2006	2005	2004
	(Restated)	(Restated)

Comprehensive loss comprises
Net loss for the year	$ (34,906,623)	$ (41,911,000)	$ (55,481,272)

(e)         Recent Accounting Pronouncements

Accounting Policies Adopted during the year

Effective 2006, we adopted SFAS No. 151, “Inventory costs, an amendment of ARB No. 43 chapter 4,” for US GAAP.  This standard clarified that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges.  The standard also required an allocation of fixed production overhead based on normal production capacities.  The adoption of this standard did not have a material impact on our US GAAP results.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued FAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement: • Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation • Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133 • Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation • Clarifies that concentrations of credit risk in the form of subordination are not

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED) (continued)
(e)         Recent Accounting Pronouncements (continued)

embedded derivatives • Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.  This standard will be applicable to the Company during the period ended 2007.

In May 2005, FASB issued SFAS No. 154, ‘Accounting changes and error corrections,’ replacing APB Opinion No. 20 and SFAS No. 3, which applies to all voluntary changes in accounting principles and changes required by new accounting standards where specific transition provisions are not included.  SFAS No. 154 require retrospective application to prior periods’ financial statements for changes in accounting principles.  This standard also redefines restatement as the revising of previously issued financial statements to reflect the correct of an error.  The standard was effective for 2006.  The adoption of this standard did not have a material impact on our US GAAP results.

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

Accounting Policies yet to be adopted

In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SAS 109, Accounting for Taxes.  FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements.  Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions.  FIN 48 is effective for fiscals years beginning after December 15, 2006.  The Company has currently not recorded any tax amount, due to more likely than not and does not anticipate any changes to the financial position, operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expand disclosures about fair value measurements.  The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim

Crystallex International Corporation
Notes to the Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

19.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (AS RESTATED) (continued)
(e)         Recent Accounting Pronouncements (continued)

periods within those fiscal years. The Company has not yet determined the impact of the financial position, results of operations or cash flows from SFAS 157.

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

CICA Handbook Section 3855:  Financial Instruments – Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses.  Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary.  At such time, any gains or losses will then be realized and reclassified to the income statement.  At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income.

CICA Handbook Section 1506:  Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections.  CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information.  Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable with a corresponding adjustment made to opening retained earnings.

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

As of December 31, 2006, the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, because of the material weaknesses discussed below under "Management’s Report on Internal Control Over Financial Reporting", as of December 31, 2006, the Company's disclosure controls and procedures were not effective.  Subsequent to December 31, 2006, certain changes have been made the Company's disclosure controls and procedures as outlined below in "B. Management's Annual Report on Internal Control Over Financial Reporting".

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.  Management's assessment identified the following material weaknesses in the Company's internal control over financial reporting.  The material weaknesses identified by management did not result (either individually or collectively) in any adjustments to the Company’s annual or interim consolidated financial statements for the 2006 fiscal year or any prior period, except for the restatement to the U.S. GAAP reconciliation note included in its consolidated financial statements for the years ended December 31, 2006 and 2005 which is the subject of this amended Form 40-F.

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

3.           Complex Accounting Issues – U.S. GAAP.  Management has concluded that, as of December 31, 2006, the Company did not have adequate levels of expertise with respect to U.S. GAAP complex accounting issues.  The Company is filing this Amendment because it has restated the U.S. GAAP reconciliation note included in its consolidated financial statements for the years ended December 31, 2006 and 2005 in order to correct the accounting for interest costs.

Under U.S. GAAP, interest costs are required to be capitalized to mineral properties which are under development, although these costs were appropriately expensed as an accounting policy alternative under Canadian GAAP. The Company had originally treated the interest costs in an identical way for both Canadian and U.S. GAAP purposes by recording the amount as an expense in 2006 and 2005. Accordingly, the net book value of "Property, plant and equipment" in the U.S. GAAP reconciliation note will increase in 2006 and 2005 with corresponding reductions in "Loss from operations" for those years under U.S. GAAP.

Management has concluded and the Board of Directors has agreed that, taking into account the present stage of the Company’s development, the present competency of the finance personnel charged with the preparation of the annual financial statements, the findings of the results from the annual audit, and the best interests of its shareholders, the Company is not currently of a sufficient size and scale to warrant the hiring of additional professional staff to fully respond to this weakness.   Management has minimized the potential impact of this weakness by engaging external advisors to review U.S. GAAP accounting matters relating to the Company’s consolidated financial statements.

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

To address this weakness, Management has hired additional staff at appropriate levels within the Company to ensure that an adequate segregation of duties can be achieved in the preparation of the Company’s consolidated financial statements. Management has also performed additional procedures relating to subsidiary operating results that are included in the Company’s consolidated financial statements.

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

D.	Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal control over financial reporting, there have been some changes in the Registrant's internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.  Subsequent to December 31, 2006, the Company made the changes outlined above under "B. Management's Annual Report on Internal Control Over Financial Reporting".

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2006.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Johan C. van’t Hof, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F.  Mr. van’t Hof is independent, as that term is defined in the rules of the American Stock Exchange.

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

The Registrant's board of directors has adopted a code of ethics (the "Code") that applies to all directors and officers. A copy of the Code may be obtained at www.crystallex.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting Investor Relations, Crystallex International Corporation, at the address that appears on the cover of this Amendment No. 2 to Form 40-F.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP ("D&T") for the fiscal years ended December 31, 2006 and December 31, 2005, respectively, for professional services rendered by D&T for the audit of the Registrant's annual financial statements or services that are normally provided by D&T in connection with statutory and regulatory filings or engagements for such fiscal years were $640,363 and $859,324, respectively.

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

▪
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

▪
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

▪
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

▪	next meeting), and (ii) services that are not pre-approved services must be authorized by the audit committee before the external auditors are engaged regardless of the dollar value of the services.

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

J.	Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis for the Year Ended December 31, 2006 – Contractual Obligations and Commitments", included in Document No. 3 to the Annual Report filed on Form 40-F, March 30, 2007.

K.	Identification of Audit Committee

The Registrant has an audit committee comprised of three individuals: Johan C. van’t Hof (chair), C. William Longden and Harry J. Near.  Each of the members of the audit committee is independent as that term is defined by applicable securities laws and applicable American Stock Exchange rules.

L.	Critical Accounting Policies

See "Management's Discussion and Analysis for the Year Ended December 31, 2006 – Critical Accounting Policies and Estimates", included in Document No. 3 to the Annual Report filed on Form 40-F, March 30, 2007.

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

CRYSTALLEX INTERNATIONAL CORPORATION

Date: November 13, 2007	By:	/s/ HEMDAT SAWH
	Name:	Hemdat Sawh
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Deloitte & Touche LLP
31	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002