Form 40-F
period 2007-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2008-04-01
CIK 912500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 40-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

or

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

                                                                   For the fiscal year ended December 31, 2007                                Commission File Number 001-14620

Crystallex International Corporation
(Exact Name of Registrant as Specified in its Charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	98-1052628 (I.R.S. Employer Identification No.)

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

The Registrant had 261,659,072 Common Shares outstanding as at December 31, 2007

           Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes   _____      82-_____     No         X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes        X                                                                                No     _____

A.	Disclosure Controls and Procedures

           As of December 31, 2007, the end of the period covered by this report, Crystallex International Corporation (the "Company" or the "Registrant") carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and under Multilateral Instrument 52-109 adopted by the Canadian Securities regulatory authorities. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, because of the material weaknesses discussed below under "Management's Report on Internal Control Over Financial Reporting", as of December 31, 2007, the Company's disclosure controls and procedures were not effective.

B.	Management's Report on Internal Control Over Financial Reporting

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

Management has evaluated the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 based on the criteria set forth in “Internal Control–Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management's evaluation identified the following three material weaknesses in the Company's internal control over financial reporting.  Except for the weakness relating to future income taxes (see (c) below), the material weaknesses identified by management did not result (either individually or collectively) in any adjustments to the Company's annual or interim consolidated financial statements for the 2007 fiscal year or any prior period.

As enunciated below, the Company has determined that internal control over financial reporting was not effective in preventing possible material misstatements without further substantive work. Accordingly, additional substantive procedures were applied subsequently to provide assurance that such misstatements do not exist, and accordingly believes that the consolidated financial statements are now free from material misstatements. In addition, the Company has commenced a number of remediation steps to rectify such weaknesses in order to diminish the possibility of a material misstatement in 2008. These are outlined below.

Management has identified as of December 31, 2007 the following material weaknesses:

(a)           There are insufficient controls to monitor and prevent the override of established controls at the Company’s subsidiaries with respect to existing policies and procedures, communication of the delegation of authority and the timeliness of financial analysis and reporting, primarily in remote locations.

(b)           The Company did not consistently maintain implementation of effective controls over the purchasing function relating to the documentation of the arrangement with certain suppliers at the parent entity level and the authorization and approval of both suppliers and services, primarily at remote locations.

(c)           The Company did not design and maintain effective controls over the identification and recognition of timing differences in accounting for future income taxes. This resulted in an audit adjustment to the Company’s December 31, 2007 consolidated financial statements and the restatement of the Company’s December 31, 2006 and 2005 consolidated financial statements with respect to mineral properties, future income taxes and operations.

Each of these material weaknesses could result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected.  Material weaknesses (a) and (b) noted above could also result in unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

As a result of the material weaknesses described above, Management has concluded that, as at December 31, 2007, the Company’s internal control over financial reporting was not effective.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

Management’s Plans to Remediate Material Weaknesses

Management, under the Board’s direction, has undertaken significant additional work to ensure the consolidated financial statements are free from material misstatement that may not have been prevented or detected as a result of the material weaknesses noted.  Furthermore, Management has identified and commenced the implementation of additional internal control procedures,  particularly in remote locations, to ensure the acquisition, use or disposal of the Company’s assets are appropriately authorized..

Management has taken the following steps to address the weaknesses identified:

(a)           Monitoring and override of established controls: Management continues to work with the subsidiary managers, particularly at remote locations, to ensure corporate policies and internal control procedures are respected by all and information is provided on a timely basis.  Training and coordination of activities amongst the senior managers of the subsidiaries is ongoing.

(b)           Controls over the purchasing function: Management has begun a process of renewing and updating the physical documentary support for existing service providers and suppliers and establishing a regimen of pre-qualifying potential new service providers and suppliers. Management has implemented additional controls at the subsidiary level to ensure appropriate approval and timely authorization of suppliers.  We are continuing to reinforce compliance with these controls.

(c)           Controls over accounting for income tax timing differences: Management has restated the prior years’ financial statements by increasing the carrying value of the Las Cristinas asset with an offsetting increase to future income taxes. Management has implemented controls to capture financial reporting balance and their respective tax basis. Management continues to work with independent expert advisors, in both Canada and Venezuela, to ensure the timely identification of those items giving rise to timing differences for income tax purposes.   Management has implemented controls to ensure the valuation basis, for both accounting and tax reporting purposes, of the Company’s assets, is identified, recorded and retained for financial reporting purposes.

Each of these material weaknesses could result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected.

As a result of the material weaknesses described above, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was not effective.

C.	Report of Independent Registered Public Accounting Firm

The report of our external auditors on the Company’s consolidated financial statements and effectiveness of internal control over financial reporting is included in Exhibit 1.2 to this Annual Report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 40-F, the Company remediated three of the four material weaknesses in internal control over financial reporting identified in the 2006 Annual Report on Form 40-F. Refer to page 19 of Exhibit 1.3 for the changes to internal controls as a result of this remediation.  All changes in the Registrant's internal control over financial reporting described in Item B, above, were changes that occurred subsequent to December 31, 2007.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2007.

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

The Registrant's board of directors has adopted a code of ethics (the "Code") that applies to all directors and officers. A copy of the Code may be obtained at www.crystallex.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting Investor Relations, Crystallex International Corporation, at the address that appears on the cover of this Annual Report on Form 40-F.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP ("PWC"), the Registrant’s external auditor, for the fiscal year ended December 31, 2007 for professional services in connection with the audit of the consolidated financial statements and for services that were provided by PWC in connection with statutory and regulatory filings or engagements for such fiscal year were $1,577,500.

The aggregate fees billed by Deloitte & Touche LLP ("D&T"), the Registrant's previous auditor, for the fiscal year ended December 31, 2006 for professional services rendered in connection with the audit of the consolidated financial statements and for services that were provided in connection with statutory and regulatory filings or engagements for such fiscal year were $778,943.

Audit-Related Fees

The aggregate fees billed by PWC for the fiscal year ended December 31, 2007 and by D&T for the fiscal year ended December 31, 2006, for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $nil and $nil, respectively.

Tax Fees

The aggregate fees billed by PWC for professional services rendered by it for tax compliance, tax advice and tax planning for the fiscal year ended December 31, 2007 were $9,195.  The aggregate fees billed by D&T for professional services rendered by it for tax compliance, tax advice and tax planning for the fiscal year ended December 31, 2006 were $29,870.

All Other Fees

The aggregate fees billed by PWC for the fiscal year ended December 31, 2007 for products and services, other than the services reported in the preceding three paragraphs, were $nil. The aggregate fees billed by D&T for the fiscal years ended December 31, 2007 and 2006 for products and services, other than the services reported in the preceding three paragraphs, were $18,683 and $226,315, respectively. Products and services provided under this category included fees for regulatory filing requirements and the review of prospectuses.

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

J.	Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis for the Year Ended December 31, 2007 – Contractual Obligations and Commitments", included in Exhibit No. 1.3 to this Annual Report on Form 40-F.

K.	Identification of Audit Committee

The Registrant has an audit committee comprised of three individuals: Johan C. van't Hof (chair), C. William Longden and Harry J. Near.  Each of the members of the audit committee is independent as that term is defined by applicable securities laws and applicable American Stock Exchange rules.

L.	Critical Accounting Policies

See "Management's Discussion and Analysis for the Year Ended December 31, 2007 – Critical Accounting Policies and Estimates", included in Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

CRYSTALLEX INTERNATIONAL CORPORATION

` Date: March 31, 2008	By:	/s/ HEMDAT SAWH
	Name:	Hemdat Sawh
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the year ended December 31, 2007
1.2
Audited Consolidated Financial Statements for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles in accordance with item 17 of Form 20-F.

1.3	Management's Discussion and Analysis of Results of Operations for the year ended December 31, 2007
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of SNC-Lavalin Inc.
23.4	Consent of Mine Development Associates Ltd.
23.5	Consent of J.R. Goode and Associates
23.6	Consent of Richard Spencer
31.1	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002