Form 40-F
period 2008-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2009-03-31
CIK 912500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008           Commission File Number 001-14620

Crystallex International Corporation
(Exact Name of Registrant as Specified in its Charter)

Canada	1040	98-1052628
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No..)
Suite 1201, 8 King Street East
Toronto, Ontario
Canada M5C 1B5
(416) 203-2448
(Address and telephone number of Registrant’s principal executive offices)
Corporation Service Company
1090 Vermont Avenue, N.W., Suite 430
Washington, D.C. 20005
(888) 690-2882

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	NYSE Amex Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
     Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:
     The Registrant had 294,817,719 Common Shares outstanding as at December 31, 2008.
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐

A. Disclosure Controls and Procedures
     Disclosure controls and procedures are defined by the U.S. Securities and Exchange Commission (the “Commission”) as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.
     The Registrant’s management, with the participation of the Chief Executive Officer and Chief Financial Officer has conducted an evaluation pursuant to Rule 13a-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as at December 31, 2008.
B. Management’s Report on Internal Control Over Financial Reporting
     The Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or deter misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
The Registrant’s management has performed an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2008, including the steps taken by the Registrant in 2008 to remediate the material weaknesses identified as at December 31, 2007 as described in the “Management’s Discussion and Analysis — Remediation of Weaknesses in Internal Controls Identified in 2007 and Changes to Internal Controls in 2008” included in Exhibit 1.3 to this Annual Report on Form 40-F. Based on this evaluation, management has concluded that such internal control over financial reporting is effective as at December 31, 2008. This evaluation was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C. Attestation Report of the Registered Public Accounting Firm
     The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report. which accompanies the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2008, filed as Exhibit 1.2 to this Annual Report on Form 40-F.
D. Changes in Internal Control Over Financial Reporting
     See “Management’s Discussion and Analysis—Changes in Internal Control,” included in Exhibit 1.3 to this Annual Report on Form 40-F.
E. Notice of Pension Fund Blackout Period
     The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2008.
F. Audit Committee Financial Expert
     The Registrant’s board of directors has determined that Johan C. van’t Hof an individual serving on the audit committee of the Registrant’s board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(a) of Form 40-F and is “independent” within the meaning of the rules of NYSE Amex.
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
G. Code of Ethics
     The Registrant’s board of directors has adopted a code of ethics (the “Code”) that applies to all directors and officers. The Registrant’s Code can be viewed on its website at www.crystallex.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting Investor Relations, Crystallex International Corporation, at the address that appears on the cover of this Annual Report on Form 40-F.
H. Principal Accountant Fees and Services
     Audit Fees
     The aggregate fees billed by PricewaterhouseCoopers LLP (“PwC”), the Registrant’s independent auditors, for the fiscal years ended December 31, 2008 and 2007 for professional services rendered by PWC for the audit of the Registrant’s annual consolidated financial statements and internal control over financial reporting and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements for such fiscal years were $1,179,295and $1,577,943, respectively.

     Audit-Related Fees
     The aggregate fees billed by PwC for the fiscal years ended December 31, 2008 and 2007 for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $75,000 and $nil, respectively.
     Tax Fees
     The aggregate fees billed by PwC for the fiscal years ended December 31, 2008 and 2007 for professional services rendered by it for tax compliance, tax advice and tax planning were $1,376 and $9,195 respectively.
     All Other Fees
     The aggregate fees billed by PwC for the fiscal years ended December 31, 2008 and 2007 for services provided by PwC, other than the services reported in the preceding three paragraphs, were $11,500 and $18,683, respectively. Services provided under this category included fees for regulatory filing requirements and the review of prospectuses.
     Audit Committee Pre-Approval Policies and Procedures
     All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.
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
J. Tabular Disclosure of Contractual Obligations
     See “Management’s Discussion and Analysis—Contractual Obligations and Commitments,” included in Exhibit 1.3 to this Annual Report on Form 40-F.
K. Identification of Audit Committee
     The Registrant has an audit committee comprised of three individuals: Johan C. van’t Hof (Chair), C. William Longden and Harry J. Near. Each of the members of the audit committee is “independent” within the meaning of applicable securities regulations and the listing standards of NYSE Amex.
L. Critical Accounting Policies
     See “Management’s Discussion and Analysis—Critical Accounting Estimates,” included in Exhibit No. 1.3 to this Annual Report on Form 40-F.

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
EXHIBITS
     The following exhibits are filed as part of this Annual Report on Form 40-F:

Exhibit
No.	Document

1.1	Annual Information Form for the year ended December 31, 2008

1.2	Audited Consolidated Financial Statements for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles in accordance with item 17 of Form 20-F

1.3	Management’s Discussion and Analysis for the year ended December 31, 2008

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of SNC-Lavalin Inc.

23.3	Consent of Mine Development Associates Ltd.

23.4	Consent of J.R. Goode and Associates

23.5	Consent of Richard Spencer

31.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
Date: March 31, 2009	By:	/s/ Hemdat Sawh
		Name:	Hemdat Sawh
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Document

1.1	Annual Information Form for the year ended December 31, 2008

1.2	Audited Consolidated Financial Statements for the year ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles in accordance with item 17 of Form 20-F

1.3	Management’s Discussion and Analysis for the year ended December 31, 2008

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of SNC-Lavalin Inc.

23.3	Consent of Mine Development Associates Ltd.

23.4	Consent of J.R. Goode and Associates

23.5	Consent of Richard Spencer

31.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002