Form 40-F
period 2009-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2010-04-01
CIK 912500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

[     ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009                             Commission File Number 001-14620

Crystallex International Corporation
(Exact Name of Registrant as Specified in its Charter)

Canada	1040	98-1052628
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No )

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

The Registrant had 294,817,719 Common Shares outstanding as at December 31, 2009.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]             No [  ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Indicative Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [X]             No [  ]

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the U.S. Securities and Exchange Commission (the "Commission") as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

The Registrant’s management, with the participation of the Chief Executive Officer and Chief Financial Officer has conducted an evaluation pursuant to Rule 13a-15(e) promulgated under the Exchange Act, as amended, of the effectiveness of the Registrant's disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as at December 31, 2009.

B.	Management's Report on Internal Control over Financial Reporting

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

The Registrant’s management has performed an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2009. Based on this evaluation, management has concluded that such internal control over financial reporting is effective as at December 31, 2009. This evaluation was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP (“PWC”), an independent registered public accounting firm, as stated in their report which accompanies the Registrant's audited consolidated financial statements for the year ended December 31, 2009, filed as Exhibit 1.2 to this annual report on Form 40-F.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of PWC is included in its report to the Registrant’s shareholders, dated March 31, 2010, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2009, filed as Exhibit 1.2 to this annual report on Form 40-F.

D.	Changes in Internal Control Over Financial Reporting

There were no changes to internal controls during the period covered by this report ending December 31, 2009.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2009.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Johan C. van't Hof, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F and is "independent" within the meaning of the rules of NYSE Amex.

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

The Registrant's board of directors has adopted a code of ethics (the "Code") that applies to all directors and officers. The Registrant's Code can be viewed on its website at www.crystallex.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting Investor Relations, Crystallex International Corporation, at the address that appears on the cover of this annual report on Form 40-F.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by PWC for the fiscal years ended December 31, 2009 and 2008 for professional services rendered by PWC for the audit of the Registrant's annual consolidated financial statements and internal control over financial reporting and services that are normally provided by PWC in connection with statutory and regulatory filings or engagements for such fiscal years were $868,858 and $1,216,041, respectively.

Audit-Related Fees

The aggregate fees billed by PWC for the fiscal years ended December 31, 2009 and 2008 for assurance and related services rendered by them in connection with consultations concerning financial accounting and reporting standards were $24,642 and $75,000, respectively.

Tax Fees

The aggregate fees billed by PWC for the fiscal years ended December 31, 2009 and 2008 for professional services rendered by it for tax compliance, tax advice and tax planning were $nil and $1,376, respectively.

All Other Fees

The aggregate fees billed by PWC for the fiscal years ended December 31, 2009 and 2008 for services provided by PWC, other than the services reported in the preceding three paragraphs, were $nil and $11,500, respectively. Services provided under this category included fees for regulatory filing requirements and the review of prospectuses.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor must be pre-approved by the audit committee of the Registrant.

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

J.	Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis—Contractual Obligations and Commitments," included in Exhibit 1.3 to this annual report on Form 40-F.

K.	Identification of Audit Committee

The Registrant has established a standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of four individuals: Johan C. van't Hof (Chair), C. William Longden, Harry J. Near and Marc J. Oppenheimer. Each of the members of the audit committee is "independent" within the meaning of applicable securities regulations and the listing standards of NYSE Amex.

L.	Critical Accounting Policies

See "Management's Discussion and Analysis—Critical Accounting Estimates," included in Exhibit No. 1.3 to this annual report on Form 40-F.

M.	Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate website, an Interactive Data File.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.

EXHIBITS

The following exhibits are filed as part of this annual report on Form 40-F:

Exhibit No.	Document

1.1	Annual Information Form for the year ended December 31, 2009
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles in accordance with item 17 of Form 20-F
1.3	Management's Discussion and Analysis for the year ended December 31, 2009
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of SNC-Lavalin Inc.
23.3	Consents of Mine Development Associates Ltd.
23.4	Consent of J.R. Goode and Associates
23.5	Consent of Richard Spencer
31.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION

Date: March 31, 2010	By: /s/	Hemdat Sawh
	Name:	Hemdat Sawh
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1.1	Annual Information Form for the year ended December 31, 2009
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles in accordance with item 17 of Form 20-F
1.3	Management's Discussion and Analysis for the year ended December 31, 2009
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of SNC-Lavalin Inc.
23.3	Consents of Mine Development Associates Ltd.
23.4	Consent of J.R. Goode and Associates
23.5	Consent of Richard Spencer
31.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002