Form 40-F
period 2010-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2011-04-01
CIK 912500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010                         Commission File Number 001-14620

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

The Registrant had 364,817,719 Common Shares outstanding as at December 31, 2010.

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

Yes _______                No  _______

A. Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the U.S. Securities and Exchange Commission (the "Commission") as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information required to be disclosed by the Registrant in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the Registrant’s management, including our principal executive and principal financial officers to allow timely decisions regarding required disclosures.

The Registrant’s management, with the participation of the Chief Executive Officer and Chief Financial Officer has conducted an evaluation of the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act, as amended, as of December 31, 2010, the end of the period covered by this annual report. Based on this evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, because of the material weaknesses discussed below under “Management’s Report on Internal Control Over Financial Reporting”, the Company’s disclosure controls and procedures were not effective as at December 31, 2010.

B. Management's Report on Internal Control over Financial Reporting

The Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency (as defined in PCAOB Auditing Standard No. 5), or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis

The Registrant’s management has performed an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2010. Based on this evaluation, management has concluded that such internal control over financial reporting is not effective as at December 31, 2010. This evaluation was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2010, the Registrant identified material weaknesses as follows

(a)

Information and communication: The Registrant does not have a defined process to ensure all relevant events and obligations arising in Venezuela, including the details of contracts and other arrangements, are provided in a complete, accurate and timely manner to those responsible for the financial reporting function.

(b)	Delegation of authority: The Registrant does not have a comprehensive defined authority structure or framework to specify the thresholds for those acting on behalf of the Registrant.

Either of these material weaknesses could result in a material misstatement to the Registrant’s annual consolidated financial statements that would not be prevented or detected. Material weakness (b) noted above could also result in the unauthorized acquisition, use, or disposition of the Registrant’s assets that could have a material effect on the consolidated financial statements.

As a result of the material weaknesses described above, management has concluded that, as at December 31, 2010, the Registrant’s internal control over financial reporting was not effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, as stated in their report which is filed as Exhibit 1.2 to this annual report on Form 40-F.

Management’s plans to remediate material weaknesses

To remediate the material weaknesses in the Registrant’s internal control over financial reporting, Management is designing additional controls to specifically augment those controls relating to information and communication. Management is redesigning the existing authority structure or framework, which specifies the thresholds for those acting on behalf of the Registrant in approving transactions relating to engineering, procurement and construction management transactions to include all transactions.

Attestation Report of the Registered Public Accounting Firm

The attestation report of PwC on the effectiveness of internal control over financial reporting is included in Exhibit 1.2 to this annual report on Form 40-F.

C.     Changes in Internal Control Over Financial Reporting

There were no changes to the Registrant’s internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

D.     Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2010.

E.     Audit Committee Financial Expert

The Registrant's board of directors has determined that Johan C. van't Hof, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F and is "independent" within the meaning of the rules of NYSE Amex.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

F.     Code of Ethics

The Registrant's board of directors has adopted a code of ethics (the "Code") that applies to all directors and officers. The Registrant's Code can be viewed on its website at www.crystallex.com. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting Investor Relations, Crystallex International Corporation, at the address that appears on the cover of this annual report on Form 40-F. No amendment to the Code has occurred and no waivers from a provision of the Code have been granted during the year ended December 31, 2010.

G.     Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by PwC for the fiscal years ended December 31, 2010 and 2009 for professional services rendered by PwC for the audit of the Registrant's annual consolidated financial statements and internal control over financial reporting and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements for such fiscal years were $868,797 and $817,710, respectively.

Audit-Related Fees

The aggregate fees billed by PwC for the fiscal years ended December 31, 2010 and 2009 for assurance and related services rendered by them in connection with consultations concerning financial accounting and reporting standards were $9,657and $24,642, respectively.

Tax Fees

The aggregate fees billed by PwC for the fiscal years ended December 31, 2010 and 2009 for professional services rendered by it for tax compliance, tax advice and tax planning were $nil in both years.

All Other Fees

The aggregate fees billed by PwC for the fiscal years ended December 31, 2010 and 2009 for services other than the services reported in the preceding three paragraphs, were $nil in both years.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor must be pre-approved by the audit committee of the Registrant. All of the services described in each category above were pre-approved by the audit committee of the Registrant and the Registrant was in full compliance with the pre-approval policies and procedures.

H.     Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

I.     Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis—Contractual Obligations and Commitments," included in Exhibit 1.3 to this annual report on Form 40-F.

J.     Identification of Audit Committee

The Registrant has established a standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of three individuals: Johan C. van't Hof (Chair), C. William Longden and Harry J. Near. Each of the members of the audit committee is "independent" within the meaning of applicable securities regulations and the listing standards of NYSE Amex.

On December 31, 2010, the Registrant determined that Marc J. Oppenheimer was not “independent” within the meaning of applicable securities regulations and the listing standards of the NYSE Amex and on January 25, 2011, Mr. Oppenheimer ceased to be a member of the audit committee. Mr. Oppenheimer remains a member of the Board of Directors of the Registrant.

K.     Critical Accounting Policies

See "Management's Discussion and Analysis—Critical Accounting Estimates," included in Exhibit No. 1.3 to this annual report on Form 40-F.

L.     NYSE Amex Corporate Governance Exemptions

Section 110 of the NYSE Amex Company Guide provides that foreign companies are permitted to follow home country practice in lieu of certain corporate governance practices, to the extent that such practice is not contrary to the United States federal securities laws (including but not limited to Rule 10A-3 under the Exchange Act). Pursuant to Section 110 of the NYSE Amex Company Guide, the Registrant was granted a waiver on August 6, 2011 from the board committee composition requirements specified in Sections 804 and 805 of the NYSE Amex Company Guide. See www.crystallex.com for disclosure of the ways in which the Registrant's corporate governance practices differ from those followed by U.S. domestic companies pursuant to the NYSE Amex's standards.

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

B.     Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares. Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X.

EXHIBITS

The following exhibits are filed as part of this annual report on Form 40-F:

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2010

1.2

Audited Consolidated Financial Statements for the year ended December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles in accordance with item 17 of Form 20-F

1.3	Management's Discussion and Analysis for the year ended December 31, 2010

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of SNC-Lavalin Inc.

23.3	Consents of Mine Development Associates Ltd.

23.4	Consent of J.R. Goode and Associates

23.5	Consent of Richard Spencer

31.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION

Date: March 31, 2011	By: /s/ Hemdat Sawh
	Name:	Hemdat Sawh
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
1.1	Annual Information Form for the year ended December 31, 2010

1.2

Audited Consolidated Financial Statements for the year ended December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles, together with a reconciliation to United States generally accepted accounting principles in accordance with item 17 of Form 20-F

1.3	Management's Discussion and Analysis for the year ended December 31, 2010

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of SNC-Lavalin Inc.

23.3	Consents of Mine Development Associates Ltd.

23.4	Consent of J.R. Goode and Associates

23.5	Consent of Richard Spencer

31.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002