Form 20-F
period 2011-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2013-01-31
CIK 912500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 1-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Exact name of Registrant as specified in its charter)

ONTARIO CANADA

(Jurisdiction of Incorporation or organization)

Suite 1201 – 8 King Street East, Toronto, Ontario, M5B 1B5

(Address of Principal Executive Offices)

Brian Moore, +1-416-203-2448 (telephone), bmoore@crystallex.com, +1-416-203-0099 (facsimile), Suite 1201 – 8 King Street East, Toronto, Ontario, Canada M5C 1B5

(Name, Telephone, Email and/or Facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report:

365,417,737 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐    No   ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐        Accelerated filer  ☐        Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued Other ☐
By the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18   ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes  ☐    No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

N/A     Yes  ☐    No  ☐

GLOSSARY OF TERMS AND ABBREVIATIONS

Act	Canada Business Corporations Act.

Board	The board of directors of the Company.

Consolidated Financial Statements	The audited consolidated balance sheets of the Company as at December 31, 2011 and 2010, and consolidated statements of operations, cash flows and shareholders’ equity of the Company for each of the years in the three year period ended December 31, 2011, including the notes thereto and the auditors’ report thereon. A copy of the Consolidated Financial Statements is attached to this Annual Report as Schedule “A”.

Company or Crystallex	Crystallex International Corporation.

Crystallex Group	The Company and its subsidiaries.

CVG	Corporacíon Venezolana de Guayana.

EIS	Environmental Impact Study.

Management’s Discussion and Analysis	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year ended December 31, 2011. A copy of Management’s Discussion and Analysis is attached to this Annual Report as Schedule “B”.

MinAmb	The Ministry of the Environment and Natural Resources of Venezuela.

MIBAM	The Ministry of Basic Industries and Mining (formerly, the Ministry of Energy and Mines) of Venezuela.

MOC	The Mine Operating Contract between the CVG and the Company dated September 17, 2002, with respect to the Las Cristinas Project.

Permit	The authorization to affect natural resources issued by the Venezuelan Ministry of the Environment and Natural Resources.

VAT	Venezuelan value added taxes.

Venezuela	Bolivarian Republic of Venezuela.

NOTE ON FORWARD LOOKING INFORMATION

This Annual Report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Report. These forward-looking statements include but are not limited to, statements concerning:

•	The Company’s strategies and objectives;

•	The Company’s interest and other expenses;

•	The Company’s tax position and the tax rates applicable to us;

•	Political unrest or instability in foreign countries and its impact on the Company’s foreign assets; and

•	The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

•	Risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;

•	Risks associated with environmental compliance and changes in environmental legislation and regulation;

•	Risks associated with dependence on third party consultants and non-performance by contractual counterparties;

•	Risks of changes in tax laws or their interpretation;

•	Risks associated with tax reassessments and legal proceedings;

•	Risks associated with the loss of key personnel;

•	Risk related to indemnification of officers and directors;

•	Risks related to having limited financial resources;

•	Risk of dilution to present and prospective shareholdings;

•	Credit risk; and

•	Share price fluctuation risk.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	The outcome of legal proceedings in which the Company is involved;

•	General business and economic conditions;

•	Interest rates and foreign exchange rates;

•	The impact of changes in foreign exchange rates on the Company’s costs and results;

•	Costs of closure of various operations;

•	Tax benefits and tax rates;

•	The resolution of environmental and other proceedings or disputes; and

•	Ongoing relations with the Company’s employees and with the Company’s business partners.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this Annual Report. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM  3: KEY INFORMATION

A. Selected Financial Data

The following financial information has been extracted from the Company’s consolidated financial statements for the years indicated and is expressed in United States dollars. The information should be read in conjunction with “Item 5”. Operating and Financial Review and Prospects – A. Operating Results and B. Liquidity and Capital Resources, and the consolidated financial statements of Crystallex filed herewith.

In this Annual Report all currency refers to US Dollars (USD$) unless indicated otherwise.

Crystallex prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly the fiscal years ended 2011 and 2010 as presented in the table below are prepared in accordance with IFRS.

The following table summarizes information pertaining to operations of the Company for the years ended December 31, 2011 and 2010.

For the Years Ended December 31, 2011 and 2010

US$ thousands except per share

	2011 $	2010 $
Reporting Standards	IFRS	IFRS
Operating Revenue	Nil	Nil
Loss from Continuing Operations	35,416	19,492
Loss from Discontinued Operations	26,945	23,144
Net Loss and Comprehensive Loss	62,361	42,636
Loss per Common Share from Continuing Operations - Basic and Diluted	(0.10)	(0.06)
Loss Per Common Share from Discontinued Operations - Basic and Diluted	(0.7)	(0.07)
Loss Per Common Share - Basic and Diluted	(0.17)	(0.13)
Total Assets	6,528	51,812
Total Liabilities	129,984	113,457
Working Capital	(114,357)	(92,190)
Net Assets	(123,456)	(61,645)
Capital Stock	588,807	588,745
Dividends Per Share	Nil	Nil
Weighted Average Number of Shares Outstanding - Basic	365,134,988	330,297,171
Weighted Average Number of Shares Outstanding - Diluted	432,223,661	395,771,670

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

An investment in the common shares of the Company (“Common Shares”) is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that we file with the United States Securities and Exchange Commission (the “SEC”) and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are either unaware of, or we are aware of, but we currently believe are immaterial, may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

In September 2002, the Company signed a Mine Operating Contract (the “MOC”) with the Corporacion Venezolana de Guayana (the “CVG”), which granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela. Notwithstanding the Company’s compliance with the MOC, on February 3, 2011, the MOC was unilaterally terminated by the CVG. The Company believes there is no justification for this failure to grant the permit and subsequent unilateral rescission under Venezuelan or international law and, as a result, on February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against Venezuela pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). Crystallex is currently seeking the restitution by Venezuela of its investments in Las Cristinas, including reinstatement of the MOC, the issuance of the Permit and compensation for interim losses suffered, or alternatively, full compensation for the loss in value of its investment in an amount of $3.4 billion plus accrued interest. The arbitral proceedings are described in further detail in Item 4B.

On December 23, 2011, the Company voluntarily applied for and obtained an order (the “Initial Order”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”) granting protection under the Companies’ Creditors Arrangement Act (“CCAA”). The Initial Order provided for a general stay of proceedings for 30 days; however, subsequent court orders extended the stay until January 31, 2013. The Company has secured a court approved $36 million debtor-in-possession loan facility (the “DIP Facility”) and entered into a senior secured credit agreement dated April 23, 2012, (the “Credit Agreement”), attached hereto as Exhibit 4.1 . The DIP Facility was provided by an entity controlled by Tenor Special Situations Fund L.P. (such entity and its successors, assigns and other permitted transferees are referred to herein as “Tenor”). The CCAA proceedings and DIP Facility are described in further detail in Item 4B.

Risks relating to the Company’s restructuring process under CCAA

The Company is proceeding under the CCAA. The Company’s business, operations and financial position are subject to risks and uncertainties associated with such proceedings, including without limitation, risks associated with the Company’s ability to:

•

stabilize and preserve the business, develop and implement a restructuring plan in an appropriate time frame, resolve issues with creditors and other parties affected by the CCAA proceedings, obtain requisite court approvals and creditor and other required approvals for a restructuring plan and obtain any necessary court approval for sale of assets;

•

utilize cash available under the DIP Facility to fund operations, operate within the restrictions and limitations of the DIP Facility, obtain sufficient exit financing to permit a satisfactory exit from the CCAA process and to realize fair value of any assets sold under the CCAA process;

•

obtain court orders or approvals for our proposed actions, including extensions of stays of proceedings and timely approval of asset sales or other transactions outside the ordinary course of business, resolve and compromise creditor claims and other claims made against the Company in its CCAA proceeding, prevent third parties from obtaining court orders adverse to the Company’s interests, and disclaim or terminate contracts.

No assurance can be made as to the values that will be allocated to the Company’s pre-CCAA liabilities or currently outstanding Common Shares. It should be recognized that the Company’s current Common Shares may have no value and may be cancelled under a restructuring plan or other restructuring process under the Company’s CCAA proceedings. The value of the Company’s pre-CCAA liabilities and Common Shares is accordingly highly uncertain. As at December 31, 2011, the company’s liabilities exceeded the book value of its assets by $123.5 million.

The proceedings under the CCAA raise substantial doubt regarding the Company’s ability to continue as a going concern.

Due to the risks and uncertainties associated with its proceedings under CCAA, the Company cannot predict the final outcome of the restructuring process or the potential impact on its business, financial condition or results of operations. Although the CCAA proceedings and DIP financing arrangements allow the Company to stabilize its operations, it is not possible to predict the outcome of these proceedings or to have any assurance the Company will be successful in the restructuring process. Accordingly, there is significant doubt as to whether the Company will be able to continue as a going concern. The ability to continue as a going concern is dependent on developing and implementing a restructuring plan and restructuring obligations in a manner that allows the Company to obtain court approval under the CCAA. Even if the Company is able to emerge from the CCAA proceedings, there can be no assurance as to the long term viability of all or any part of the enterprise or of the Company’s ability to continue as a going concern. Operating under the CCAA for an extended period may increase the required payment of restructuring costs associated with operating under the CCAA beyond the Company’s available liquidity.

The Company’s Common Shares were delisted on the NYSE Amex LLC (the “Exchange”) on August 11, 2011 following the suspension of trading on June 1, 2011 and on the Toronto Stock Exchange, (“TSX”) at the close of trading on January 6, 2012. Cease trade orders (“CTOs”) have been issued by applicable Canadian securities regulatory authorities thereby effectively preventing the trading of the Company’s securities in Canada.

The Company may not be able to successfully develop, obtain the necessary approvals or implement a restructuring plan. Failure to do so within the time periods granted under the CCAA proceeding could result in the liquidation of the Company’s assets.

The Company must obtain court and creditor approvals to complete the restructuring process. If it does obtain such approvals and even if such approvals are obtained, a dissenting holder claim against the Company may challenge and delay the final approval and implementation of a comprehensive restructuring plan.

If it is not successful in developing a restructuring plan, or if the requisite approvals are not obtained, the Company may not be able to reorganize its business. Should the stay of proceedings under the CCAA not be sufficient to develop a restructuring plan or should such plan not be approved by creditors and the courts, or should the stay of proceedings against the Company lapse for any reason, the Company’s debt obligations of $110.2 million as at December 31, 2011, will become due and payable immediately.

There can be no assurance that the amounts of cash that may be drawn down under the Credit Agreement will be sufficient to fund day to day operations during the proceedings under the CCAA and the restructuring costs associated with operating under the CCAA. If the DIP Facility amounts are insufficient to meet liquidity requirements, the Company will have to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on acceptable terms. In such circumstances, failure to secure necessary additional financing would have a material adverse impact on the Company’s continuing operations.

Risks relating to the arbitration

While Crystallex believes that all the jurisdictional requirements under the rules governing the arbitration and under the Treaty have been met to enable the arbitral tribunal for its claim against Venezuela (the “Tribunal”) to exercise jurisdiction over Crystallex’s claims, Venezuela has argued that the Tribunal lacks jurisdiction. If the Tribunal found that it lacked jurisdiction, the arbitration could not proceed. Venezuela will likely raise defenses to one or more of Crystallex’s assertions of breaches of the Treaty, including its claims of (i) denial of fair and equitable treatment; (ii) denial of full protection and security; (iii) expropriation; and (iv) discrimination. Venezuela’s arguments are not yet known and it is possible that Venezuela will raise arguments that have not yet been anticipated by Crystallex. As a result, one or more of Crystallex’s claims may not succeed. In addition, Crystallex may not be successful in obtaining (i) an award ordering the restitution of its investment in the Las Cristinas Project and the granting of the Permit, and/or (ii) an award of compensation in the amount requested or at all.

In certain limited circumstances an arbitral award may be set aside by the courts of the place of arbitration or enforcement of the award may be rejected by courts where enforcement might be sought.

Venezuela is a respondent in several pending arbitrations filed with ICSID, some of which—like the Arbitration Request — assert claims in excess of US$ 1 billion. Not all countries have voluntarily complied with awards issued in investment treaty arbitrations. If Venezuela does not voluntarily comply, it may be necessary to enforce the award against Venezuela’s assets in accordance with the rules applicable to enforcement against sovereign assets in the jurisdictions where such enforcement is sought. It is possible that Venezuela might refuse to comply with the award and attempt to transfer assets out of jurisdictions where enforcement is possible or otherwise seek to obstruct enforcement. In addition, Crystallex may have to compete with other award-creditors when seeking to enforce its award against Venezuela’s assets. There is no established bankruptcy-like mechanism that would ensure pro rata distribution of a foreign sovereign’s available assets in any jurisdiction among creditors, and there is a risk that those creditors could attach those assets before Crystallex is able to. Furthermore, depending on the country in which execution is attempted, differences in national rules on sovereign immunity, and on the availability of assets to satisfy the award may prevent Crystallex from collecting on its award.

Political and economic uncertainty in Venezuela

The Company’s international arbitration claim is against Venezuela. Should the Company be successful in winning an award of compensation to be paid by Venezuela, the Company cannot provide any assurance that it would be able to collect an award of compensation which would materially impact the Company.

Should Crystallex obtain the restitution of the MOC and the grant of the Permit to allow development activities at Las Cristinas pursuant to an arbitral award, then the Company may face a number of political, economic and regulatory risks in Venezuela.

Environmental regulation and liability

The Company is no longer engaged in operating activities at its former properties near El Callao in Venezuela and has transferred ownership of the Revemin processing facility and El Callao mining concessions to the Government of Venezuela. The Company has environmental reclamation obligations related to its previous mining and processing operations on the El Callao concessions. The scope of the reclamation work required to be undertaken by the Company on the El Callao concessions has yet to be fully determined and may not be reliably estimated at this time, as the Government of Venezuela may continue with mining or other activities on the concessions.

The reclamation activities are subject to laws and regulations controlling the environment. Environmental legislation may change and result in greater reclamation costs than the Company currently estimates. In general, environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Future environmental legislation could cause additional expense the extent of which cannot be predicted.

The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure adhering with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Currency fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollars. Fluctuations in exchange rates between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

The Company expects that it will continue to incur losses and there can be no assurance that the Company will become profitable in the near future.

Potential dilution

As at December 5, 2012, the Company had outstanding options to purchase 19,205,900 Common Shares and warrants to purchase 28,695,000 Common Shares. The issue of Common Shares upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional Common Shares from time to time in the future. Furthermore, in connection with any successful future financings, any refinancing of the Notes or in connection with the restructuring of the Notes, the Company may issue additional securities. The Company has also agreed to grant to Tenor, pursuant to the Credit Agreement, the right to acquire shares of the Company which may be converted, from and after September 1, 2012, into such number of Common Shares which would be equal to 35% of the then issued and outstanding Common Shares. As a result, the ownership interest of the Company’s current shareholders could be significantly diluted.

Common share price volatility

The Company’s Common Shares were delisted in 2011 from the Exchange and in 2012 from the TSX and currently trade on the OTC Markets. The market price of the Common Shares could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the result of the Company’s efforts in the arbitration proceedings;

•	the outcome of the Company’s CCAA proceedings;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in general economic conditions;

•	the arrival or departure of key personnel;

•	significant global economic events; and

•	outcomes of litigation.

In addition, the market price of the Common Shares are affected by many variables not directly related to the Company’s success and, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of Common Shares have historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Dependence on key employees

The Company’s business is dependent on retaining the services of a small number of key management personnel and directors, in particular those who possess important historical knowledge of Las Cristinas relevant to the arbitration claim. The loss of key personnel and/or directors could have a material adverse effect on future operations of the Company.

Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents include deposits with Schedule A Canadian banks, denominated in U.S. dollars.

Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in this Form 20F are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments obtained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable. There is a general stay of proceedings against the company, and its directors and officers while under CCAA protection.

No payment of cash dividends

The Company intends to retain cash to finance its arbitration claim and for working capital. The Company does not intend to declare or pay cash dividends at present and it has not done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will be made entirely in the discretion of the Board and shall be dependent on factors such as earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares.

Substantial Number of Authorized but Unissued Shares

Crystallex has an unlimited number of Common Shares which may be issued by the Board without further action or approval of Crystallex’s shareholders. While the Board is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company’s shareholders.

ITEM 4: INFORMATION ON CRYSTALLEX

A. History and Development of Crystallex

Overview

Crystallex International Corporation is a company continued under the Act on January 23, 1998. The Company was incorporated in British Columbia, Canada on May 22, 1984. The registered and head office of the Company is located at 8 King St. East, Suite 1201, Toronto, Ontario Canada. The phone number of the Company is 416-203-2448.

Crystallex is a Canadian-based mining company, with a history of acquiring, exploring, developing and operating mining properties. Crystallex successfully operated an open pit gold mine in Uruguay and developed and operated three gold mines and a milling operation in the Venezuela. Since the signing of the MOC in September 2002 with the CVG, which granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties located in Bolivar State, Venezuela, the Company worked vigorously to bring the Las Cristinas Project to a shovel ready stage of development. Notwithstanding its compliance with the MOC, which was confirmed in writing by the CVG in August 2010, the fulfilment of all the requirements necessary for the issuance of the Permit from MinAmb and assurances that the Permit would be granted, Venezuela failed to grant the Permit, and subsequently, on February 3, 2011, the MOC was unilaterally terminated by the CVG. The Company believes there is no justification for this failure to grant the Permit and subsequent unilateral rescission under Venezuelan or international law. As described in greater detail below, the Company has commenced an arbitration proceeding against the Government of Venezuela, for among other things, damages equal to $3.4 billion (as described below under Arbitral Proceedings).

The Company has $100 million principal amount of senior unsecured notes (the “Notes”) outstanding that became due and payable on December 23, 2011. The Company did not have the funds to repay the Notes due to the conduct of the Government of Venezuela (See item 4 (B) – Las Cristinas Project and Arbitration Request). As a result, on December 23, 2011, the Company voluntarily applied for and obtained the Initial Order from the Court granting protection under the CCAA. The Initial Order provided for a general stay of proceedings for 30 days; however, subsequent court orders extended the stay until January 31, 2013. The Company has secured a court approved $36 million debtor-in-possession loan facility, the DIP Facility, which will enable it continue to pursue its arbitration claim against Venezuela (as described below under CCAA Proceedings and DIP Financing).

B. Business Overview

Las Cristinas Project and Arbitration Request

On February 16, 2011, the Company filed the Arbitration Request before the Additional Facility of the World Bank’s ICSID against Venezuela pursuant to the Treaty. The arbitration has been commenced as a result of the failure of the Government of Venezuela to grant the Permit for the Las Cristinas Project, despite Crystallex’s fulfillment of all conditions established by Venezuela, and the arbitrary unilateral termination of the MOC. The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination.

Crystallex is currently seeking the restitution by Venezuela of its investments in Las Cristinas, including reinstatement of the MOC, the issuance of the Permit and compensation for interim losses suffered, or alternatively, full compensation for the loss in value of its investment in an amount of $3.4 billion.

The Arbitration Request was registered by ICSID on March 9, 2011. On October 5, 2011, Crystallex was advised by ICSID that the Tribunal had been constituted and that formal proceedings had commenced. The Tribunal held its first procedural meeting on December 1, 2011 in Washington, D.C. At the meeting, the Tribunal established Washington, D.C. as the seat of the arbitration proceeding and established a timetable for the arbitration. Pursuant to the timetable, Crystallex delivered its full written case with all accompanying evidence (known as a “memorial”) on February 10, 2012.

On April 2, 2012, Venezuela objected to the jurisdiction of the Tribunal and requested that the Tribunal bifurcate the proceedings so as to address its jurisdictional objections prior to considering the merits of the claim. On May 23, 2012, the Tribunal issued its decision denying Venezuela’s request to bifurcate the proceedings. Since the proceedings were suspended while the Tribunal considered Venezuela’s jurisdictional objection, the timeline for filing the remaining written submissions was amended. In addition, subsequent to the bifurcation decision, Venezuela requested and was granted a 19 day extension of the date for filing their counter-memorial. The new timeline for submissions is as follows: Venezuela filed its counter-memorial on November 21, 2012; Crystallex shall file its reply by April 30, 2013 and Venezuela shall file its rejoinder by August 28, 2013. The dates fixed for the final arbitration hearing, namely from November 11 to November 22, 2013, were not changed. Following the hearing, the Tribunal will deliberate and issue a written reasoned decision, which could, in certain limited circumstances established by the Federal Arbitration Act (in light of the selection of Washington DC as the seat of arbitration), be contested by either party before the Federal Courts of the United States.

The Company is diligently advancing its arbitration claim, while remaining receptive to settlement alternatives with Venezuela.

CCAA Proceedings and DIP Financing

The Company engaged in extensive due diligence and negotiations with potential investors during the second half of 2011 in an attempt to obtain financing to repay the Notes. The Company was unable to raise the funds and on December 23, 2011 the Company voluntarily applied for and obtained the Initial Order from the Court for protection under CCAA. In addition to the Notes, the Company had other pre-petition liabilities of $9.9 million. The Initial Order provided for a general stay of proceedings for 30 days, which has been extended several times and is currently scheduled to expire on January 31, 2013. As part of the CCAA proceedings, there will be a Court ordered process to assess the validity of all pre-petition liabilities and claims (both principal and interest), including those relating to the Notes, and post-filling interest claims related thereto. As a result of such proceedings, certain of such liabilities and claims may be determined to be invalid.

On December 22, 2011, the holders of the Notes (the “Noteholders”) filed a competing CCAA application, which included an application to file a plan of reorganization for the Company. The Noteholders’ proposed plan contemplated cancelling all existing Common Shares without compensation, followed by an offering of new equity and if insufficient proceeds were raised to fully repay the Notes, then the Notes would be converted to equity. The Noteholders’ plan was not accepted as the Court deemed that it was not a fair balancing of the interests of all stakeholders.

On December 28, 2011, the Company obtained an order under Chapter 15 of the United States Bankruptcy Code from the United States Bankruptcy Court for the District of Delaware, which recognized the Initial Order as the main proceeding. The United States Bankruptcy Court has also recognized subsequent stay extensions of the Court.

Under the terms of the Initial Order, Ernst & Young LLC was designated the Court appointed monitor (the “Monitor”) charged with assisting the Company in formulating its CCAA restructuring plan.

The Company arranged a court approved bridge loan of $3.1 million from Tenor on January 20, 2012 (the “Bridge Loan”). The Bridge Loan was repayable on the earlier of April 16, 2012 or the first draw on a debtor-in-possession (“DIP”) financing facility.

At the same time, the Company engaged an independent financial advisor with the approval of the Monitor in an effort to raise DIP financing. The financing is required by the Company to continue to operate throughout the CCAA process and to continue to prosecute its arbitration claim against Venezuela. The Company, together with its independent financial and legal advisors, commenced a process to raise DIP financing in accordance with the Initial Order and subject to financing bid procedures developed by the independent financial advisor in consultation with the Company. The bid procedures were approved by the Monitor. The bid procedures provided that only bids from qualified bidders, specifically bidders that complied with the participation requirements, would be accepted.

Upon the recommendation of the financial advisor and the approval of the Board, the Company selected the DIP financing proposal offered by Tenor. The selection of Tenor was the culmination of an arm’s length, competitive auction process approved by the Court. On March 21, 2012, the Company announced that Tenor was the successful DIP financier and that the Company had executed a commitment letter, subject to certain conditions, including the execution of a senior secured credit agreement to provide a $36.0 million loan to the Company due December 31, 2016.

A group of three funds representing 77% of the unsecured Notes submitted a bid for a $10 million DIP financing with a 6 month term. The Noteholders were requested to increase their proposed DIP loan to $35 million, but they refused. The Board gave consideration to the Noteholders’ proposal; however, on the recommendation of the independent financial advisor, concluded that it was inferior to the Tenor DIP bid and not in the best interests of the Company and its stakeholders as it would not provide sufficient funds to complete the arbitration and the term of six months was too short a duration. Specifically, the Company’s financial advisor concluded that should the Company accept the $10 million DIP financing from the Noteholders, the Company would be seriously impeded when it subsequently needed to go back to the market in the fourth quarter of 2012 as the other DIP bidders that spent time on their $35 million bid proposals would be reluctant to go through the same financing effort again.

On April 5, 2012, the Company sought an order from the Court approving the $36 million DIP Facility and a Management Incentive Plan (“MIP”). The Noteholders opposed both the DIP Facility and the MIP. Prior to the April 5, 2012 Court hearing, the Noteholders, in an affidavit submitted to the Court, committed that they would provide financing to the Company on the same terms as the $36 million DIP Facility, but only in the event that the Court ordered that financing in such an amount and term were necessary. The Noteholders also proposed a restructuring plan in their Court material, which they did not seek Court approval for on April 5, 2012. The Noteholder’s plan was to exchange the unsecured debt for 58.1% of the equity of the Company; provide a $35 million DIP loan for a further 22.9 % of the equity for a total of 81% of the equity, provide a management incentive program equivalent to 5% of the equity and leave 14% of the equity for the existing shareholders.

On April 16, 2012, the Court issued an order approving the $36 million DIP Facility and as a result the Company entered into the Credit Agreement dated April 23, 2012. The Court also approved the MIP and extended the stay, which is currently extended to January 31, 2013.

The $36 million DIP Facility accrues payment-in-kind interest (that is, interest is accrued and only paid at maturity or upon the Company’s receipt of an arbitral award or settlement) of 10% compounded semi-annually and was to be advanced in four tranches: $9 million upon the execution of loan documentation and approval of the DIP Facility by order of the Court; $12 million upon the dismissal of any appeal of the Court order approving the DIP loan; $10 million when the Company has less than $2.5 million in cash; and $5 million when the Company’s cash balances are again less than $2.5 million. In accordance with the terms of the Credit Agreement, the Company drew down the initial $9 million tranche of the DIP Facility. The Company used a portion of the initial tranche to repay the Bridge Loan.

On May 15, 2012, Tenor and the Company amended the Credit Agreement so that the first tranche of the DIP Facility was increased by an additional $4 million, (increasing from $9 million to $13 million), while the second tranche was reduced by $4 million to $8 million.

On June 27, 2012, the Company drew down an additional amount of $8 million (for an aggregate total of $21 million) under the terms of the Credit Agreement. These funds will be used to fund the Company’s operations, including the prosecution of its arbitration claim against the government of Venezuela. As a result of such draw down, the Company provided to Tenor, in accordance with the provisions of the Credit Agreement and a conversion and voting agreement, additional compensation which is dependent on the amount of the net proceeds realized from an award or settlement in respect of the Company’s arbitration with the government of Venezuela and which, at the option of Tenor, could be converted into up to 35% of the equity of the Company. In addition, the Credit Agreement requires certain changes to the governance of Crystallex. Tenor has been provided with the right to appoint 2 of the 5 directors of the Company, and as a result Mr. Michael Brown and Mr. Johan C. van’t Hof voluntarily resigned from the Board in order to enable Mr. Robin Shah and Mr. David Kay, the nominees of Tenor, to join the Board. The Board has appointed Harry Near as “Designated Director” and has delegated certain powers to him, including the conduct of the proceedings under the CCAA and certain related matters. However, before making any decision regarding such delegated matters, Mr. Near will be required to consult with the newly established Advisory Panel of the Company. The members of the Advisory Panel are Messrs. Near, Brown and van’t Hof. The Board has also agreed that certain transactions will be subject to the approval of the Board, including the approval of one of Tenor’s nominees.

The Court’s approval of the DIP Facility and the MIP was appealed by the Noteholders. The Noteholders’ appeal was heard on May 11, 2012. On June 13, 2012, the Court of Appeal (Ontario) unanimously dismissed the Noteholders’ appeal. The Noteholders are seeking leave to appeal the decision to the Supreme Court of Canada. The Noteholders also sought an order from the Supreme Court of Canada to stay the approval by the Court of Appeal (Ontario) of the DIP Facility pending the determination of their application for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada remanded the Noteholders’ stay request to the Court of Appeal (Ontario). On June 20, 2012, the Court of Appeal (Ontario) dismissed the Noteholders motion for a stay of the approval of the DIP Facility.

On September 27, 2012 the Supreme Court of Canada dismissed the Noteholders’ leave to appeal.

It was disclosed during the course of the CCAA proceedings that the Company has engaged in negotiations with the Noteholders, but no agreement has been reached. The Company has incurred significant legal and other costs related to the Noteholders’ challenges and for arranging the DIP Facility.

The endorsement and order of Justice Newbould with respect to the DIP Facility and a copy of the Credit Agreement can be found on the Monitor’s website at www.ey.com/ca/crystallex.

Cease Trade Order

On March 16, 2012, the Company announced that it would not meet the filing deadline (March 30, 2012) required for its Audited Financial Statements for the fiscal year ended December 31, 2011 along with the related Management’s Discussion and Analysis, Annual Information Form and CEO and CFO Certificates relating to the foregoing under a national instrument promulgated by Canadian securities regulatory authorities. As a result, the Company was in default of its continuous disclosure obligations as at March 31, 2012.

The Company applied to the Ontario Securities Commission for a management CTO, which would have only prohibited trading in the Company’s securities by insiders of the Company. The Company’s application for a management CTO was denied and the Ontario Securities Commission issued a temporary CTO under National Policy 12-203 on April 13, 2012. The CTO prohibited trading of the Company’s securities, other than trades made pursuant to debtor-in-possession financing as approved by the Ontario Superior Court of Justice in connection with the CCAA proceedings and trades for nominal consideration to realize tax losses. Subsequently, the Ontario Securities Commission, together with the securities regulatory authorities in British Columbia and Quebec, issued permanent CTOs which may be revoked on application to such regulatory authorities subject to certain conditions. The Company is working to become fully compliant with its continuous disclosure obligations and thereby have the CTOs lifted.

The Company’s shares continue to trade on the OTC Markets under the symbol “CRYFQ”.

Delay of Annual Shareholders Meeting

On June 15, 2012, the Company obtained an order from the Court relieving the Company from any obligation to call and hold an annual meeting of its shareholders until further order of the Court.

Termination of Rights Plan

On June 27, 2012, the Company announced that the shareholder rights plan agreement (the “Old Rights Plan”) dated as of June 22, 2006 with CIBC Mellon Trust Company, as rights agent, which was last reconfirmed by the shareholders of the Company at a shareholders’ meeting held on June 24, 2009, would terminate on June 30, 2012. In light of the fact that the Company had obtained a Court order to delay its annual shareholders’ meeting, the shareholders of the Company would not be able to reconfirm the Old Rights Plan as required, and therefore the Old Rights Plan terminated on June 30, 2012 in accordance with its terms. The Company’s shareholder rights plan agreement of March 16, 2012 remains in force. See Item 14B.

NYSE Amex and TSX Delistings

On October 5, 2011, the Company received a letter from the Compliance & Disclosure Department of the TSX requesting that the Company provide information to the TSX regarding its current operating activities as part of a fact gathering process related to meeting the TSX’s continuous listing requirements. The letter stated that if the TSX determines that the Company has discontinued a substantial portion of its business, the Company will be required to meet the original listing requirements (“OLRs”) of the TSX. On December 7, 2011, the Company received notification from the TSX that following its delisting review of December 5, 2011, the TSX had determined that the Company no longer met its OLR’s. As a result, the Company was delisted at the close of the market on January 6, 2012.

On April 5, 2011, the Company received a notice from the Exchange that the Exchange intended to proceed with an application to the SEC to remove the Common Shares from listing on the Exchange as the Exchange believed that the Company was no longer an operating company and thus was not in compliance with certain standards for continued listing on the Exchange. The Company appealed the determination. On June 1, 2011, the Company was advised by the Exchange that its appeal of the Exchange’s delisting determination was denied. Crystallex appealed this decision to the full Committee on Securities of the Exchange. The Exchange suspended trading of Crystallex shares on the Exchange while the appeal process was ongoing. The full Committee considered the matter on August 3, 2011 and in a letter dated August 10, 2011, the Company was advised that the full Committee had upheld the Panel Decision to delist the securities from the Exchange.

The August 10, 2011 letter from the Exchange noted that, “The Staff had reached this determination based on Section 1002(c) of the Company Guide, which provides that a stock may be delisted from the Exchange if the issuer ceases to be an operating company, and Section 1003(c)(1) of the Company Guide, which further provides that the Exchange should consider delisting a stock “[i]f the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as... condemnation, seizure or expropriation.”

The Company’s shares began trading on OTC Markets effective June 7, 2011 under the symbol “CRYFQ”.

C. Organizational Structure: Corporate Chart

The following chart lists the principal subsidiaries of the Company and their jurisdictions of incorporation. Except where noted, all subsidiaries are wholly owned, directly or indirectly, by the Company.

Notes:

(1)	The Company holds its interest in the Las Cristinas Project directly through its Venezuelan Branch.
(2)	The Company held its interest in the Tomi operations until December 15, 2009 indirectly through Mineras Bonanza, C.A.
(3)	The Company held its interest in the Lo Increible operations until December 15, 2009 indirectly through Osmin Holdings Limited.
(4)	The Company held its interest in the Revemin mill until October 1, 2008, indirectly through Revemin II, C.A.

D. Property

The Company has surplus milling and processing equipment which it is currently in the process of selling. At December 31, 2011, the book value of the equipment was $1.9 million. In addition, the Company rents the office space for its head office at a cost of $11 per month. The rental agreement is on a month to month basis and can be cancelled by either party on 60 days written notice.

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Selected Annual Financial Information

The annual information shown below is for the last two years and the quarterly information for the last eight quarters is provided in the subsequent section:

US$,000 except per share	2011	2010
Loss from continuing operations	(35,416)	(19,492)
Loss from discontinued operations	(26,945)	(23,144)
Net loss and comprehensive loss	(62,361)	(42,636)
Loss per share from continuing operations – Basic and diluted	(0.10)	(0.06)
Loss per share from discontinued operations – Basic and diluted	(0.07)	(0.07)
Loss per share – Basic and diluted	(0.17)	(0.13)
Total assets	6,528	51,812
Total long term debt	—	91,639
Liabilities subject to compromise	110,194	—
Dividend declared per share	—	—

Summary of Quarterly Financial Results

US$,000 except per share	2011
	Q4	Q3	Q2	Q1
Loss from continuing operations	(13,390)	(7,473)	(7,747)	(6,806)
Loss from discontinued operations	(15,259)	(1,142)	(2,395)	(8,149)
Net loss and comprehensive loss	(28,649)	(8,615)	(10,142)	(14,955)
Reorganization items – net	(1,319)	—	—	—
Write-down of Las Cristinas	—	—	—	(696)
Provision for value-added taxes recoverable	(30)	(17)	(124)	(27)
Loss on write-down of equipment	(7,527)	—	—	(5,700)
Gain (loss) on revaluation of warrants	40	(31)	54	379
Loss per share from continuing operations – Basic and diluted	(0.04)	(0.02)	(0.02)	(0.02)
Loss per share from discontinued operations – Basic and diluted	(0.04)	(0.00)	(0.01)	(0.02)
Loss per share – Basic and diluted	(0.08)	(0.02)	(0.03)	(0.04)

US$,000 except per share	2010
	Q4	Q3	Q2	Q1
Loss from continuing operations	(4,943)	(2,627)	(6,917)	(5,004)
Loss from discontinued operations	(10,089)	(3,699)	(6,226)	(3,195)
Net loss and comprehensive loss	(15,032)	(6,326)	(13,143)	(8,199)
Write-down of Las Cristinas	(1,716)	(3,150)	(4,064)	(3,610)
Provision for value-added taxes recoverable	(976)	(146)	(1,936)	—
Loss on write-down of equipment	(6,389)	—	—	—
Gain (loss) on revaluation of warrants	1,167	3,050	41	1,214
Loss per share from continuing operations – Basic and diluted	(0.01)	(0.01)	(0.02)	(0.02)
Loss per share from discontinued operations – Basic and diluted	(0.03)	(0.01)	(0.02)	(0.01)
Loss per share – Basic and diluted	(0.04)	(0.02)	(0.04)	(0.03)

Results of Continuing Operations

The Company recorded losses from continuing operations for the year ended December 31, 2011 of $35.4 million ($(0.10) per share) compared to losses of $19.5 million ($(0.06) per share) for the year ended December 31, 2010. The increased loss of $15.9 million for the year ended December 31, 2011 is mainly due to higher general and administrative expenses of $8.0 million, increased legal expenses of $8.0 million (attributable largely to advancing the Company’s arbitration claim against Venezuela, but also related to the pre-CCAA financing efforts) and higher consulting expenses of $0.6 million in connection with the refinancing effort. These higher costs were partially offset by reductions in stock option expense of $0.7 million. In addition, for the year ended December 31, 2011, net finance expense increased $5.2 million, mainly as a result of a reduction in non-cash unrealized gains on the revaluation of warrants, unrealized foreign currency exchange gains decreased $0.8 million, litigation expenses increased $0.6 million and reorganization expenses of $1.3 million were incurred in 2011 in connection with the Company’s CCAA filing.

General and Administrative Expenses

	Year ended December 31,
	2011	2010	Incr(decr)
	(US$ 000’s)	(US$ 000’s)	(US$ 000’s)
Total general and admistration expenses	20,200	12,187	8,013
Consisting of:
Legal/arbitration and consulting	12,725	4,121	8,604
All other general and administration expense	7,475	8,066	(591)

General and administrative expenses increased by $8.0 million to $20.2 million (2010 - $12.2 million) for the year ended December 31, 2011. This was mainly due to an increase in legal and consulting expenses of $8.6 million to $12.7 million (2010 - $4.1 million), associated with the commencement of the Company’s arbitration claim in 2011 and various financing alternatives pursued during 2011. Offsetting the increased legal, arbitration, and consulting expenses was a $0.6 million decrease in all other general and administrative expenses to $7.5 million (2010 – $8.1 million) as a result of decreases in non-cash stock option expense of $0.7 million, reduction in audit expenses of $0.3 million and various other administrative expenses which were lower by of $0.2 million, while there was unfavourable variances on non-cash capital tax expense of $0.6 million.

The Company expects to continue to incur significant legal and consulting costs in the future related to its arbitration claim against Venezuela and expenses associated with its CCAA filing. To mitigate the effect of this has reduced general and administration costs further.

Litigation Expenses

Non-arbitration litigation expenses increased $0.6 million (2010 recovery of $0.3 million) to $0.3 million for the year ended December 31, 2011. The Company was awarded $0.8 million in costs on the successful completion of the first Noteholders’ lawsuit in 2010. The second Noteholders’ lawsuit was dismissed on September 29, 2011 with costs again awarded to the Company. Such costs have not been recovered as the Noteholders have appealed the judgement and the decision on the appeal has not yet been rendered.

Interest on Notes Payable

Interest expense on the Notes was $14.1 million for the year ended December 31, 2011, compared to $13.8 million for the corresponding period in 2010. The Notes bear interest at 9.375% per annum, and interest was payable semi-annually in January and July. Interest expense on the Notes also includes amortization of debt transaction costs and non-cash interest accretion of $4.5 million for the year ended December 31, 2011 as compared to $3.9 million for the same period in 2010, as the Notes were originally derived from a unit offering financial instrument that contained both liability and equity components.

Interest of $4.1 million, which was due on December 23, 2011, was not paid as the Company filed for CCAA protection.

Interest on Demand Loan and Promissory Note

Interest expense on the demand loan was $0.15 million for the year ended December 31, 2011 as compared to $0.34 million for the year ended December 31, 2010. Included in the December 2010 interest expense of $0.34 million was non-cash interest accretion of $0.20 million and interest on the promissory note of $18,000 which was repaid in April 2010.

Foreign Currency Exchange Gain

The Company recorded a foreign currency exchange gain of $0.1 million for the year ended December 31, 2011 compared to a gain of $0.9 million for the year ended December 31, 2010.

Exchange gains and losses in both 2011 and 2010 arose mainly as a result of fluctuations in the value of CAD$ held against the US dollar which latter currency is the functional currency of the Company.

Results of Discontinued Operations - Venezuela

Following Venezuela’s failure to grant the Permit and its subsequent unilateral cancellation of the MOC on February 3, 2011, the Company initiated arbitration proceedings before ICSID’s Additional Facility and commenced the process of handing the Las Cristinas Project back to the Government of Venezuela. The handover to the Government of Venezuela was completed on April 5, 2011, upon receipt of a certificate of delivery from the CVG. As a result, the Company has determined that its operations in Venezuela should be accounted for as a discontinued operation.

The Company reported losses from discontinued operations for the year ended December 31, 2011 of $26.9 million ($(0.07) per share) as compared to a loss of $23.1 million ($(0.07) per share) for the year ended December 31, 2010. The increase in the loss by $3.8 million in 2011 is attributable to increases in non-cash write-downs of equipment held for sale of $6.8 million, non-cash increases in asset retirement obligations of $7.1 million and increases in operating and wind-down costs of $4.0 million. Offsetting these increases were reductions in non-cash write-downs on mineral properties of $11.8 million, non-cash provisions for value added taxes of $1.1 million and foreign exchange losses of $0.4 million.

Write-down of the Carrying Value of Las Cristinas, Provision for VAT and Future Income Tax Recovery

At December 31, 2009, it was determined that the uncertainty regarding the receipt of the Permit for Las Cristinas had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash write-down of $297.1 million relating to all Las Cristinas mineral property costs, except the carrying value of the remaining mining equipment. The accumulated non-cash write-down on Las Cristinas resulted in the reversal of future income tax liabilities of $17.5 million as at December 31, 2009 relating to temporary differences between book and tax values previously recorded.

The Company continued to perform impairment assessments at the end of each quarter in 2010 and for reasons similar to those indicated above, the Company recorded non-cash write-downs totalling $12.5 million in 2010. In the first quarter of 2011, the Company recorded an additional write-down of $0.7 million bringing the cumulative write-down to $310.3 million. As a result of the cancellation of the MOC, no further write-downs against Las Cristinas were recorded, as all costs associated with Las Cristinas commencing from February 2011 were expensed directly in the Statement of Loss and Comprehensive Loss. In addition, the Company recorded a provision of $2.2 million against VAT from cumulative expenditures incurred on Las Cristinas for the year ended December 2010. This provision has been increased by a further $0.2 million for the year ended December 31, 2011. This provision was recorded as it could not be transferred or assigned and this VAT was only recoverable from future operations at Las Cristinas. These write-downs of the Las Cristinas Project are based on accounting principles only, and are thus without prejudice to the legal qualifications that the Venezuelan measures may be given under Venezuelan or International law (including the Treaty).

The Company’s main focus since signing the MOC in September 2002, was the development of Las Cristinas. The Company incurred costs, such as interest on the Notes and significant general and administrative costs, which have not been capitalized to the Las Cristinas Project for accounting purposes. Accordingly, the write-downs relate only to the direct costs capitalized for accounting purposes and do not include the direct and indirect costs which have been expensed by the Company in its pursuit of the development of Las Cristinas.

Losses on Write-down and Sale of Mining Equipment

At March 31, 2011, the Company recorded a $5.7 million write-down of the value of its remaining mining equipment, reducing the net realizable value to $27.5 million. Fair value less costs to sell was determined based on a range of estimated net proceeds expected to arise from the sale of the equipment.

In June 2011, the Company entered into two agreements with the same counterparty related to the sale of the remaining equipment originally purchased for Las Cristinas. On June 17, 2011, the Company entered into a purchase agreement to sell a portion of the remaining equipment. The purchase agreement closed on June 28, 2011 and generated gross proceeds for the Company of $16.9 million. On June 22, 2011, the Company entered into an option agreement with the same counterparty that provided the counterparty an exclusive option to purchase the balance of the Company’s equipment until December 31, 2011. Concurrent with signing the option agreement, the Company was paid a non-refundable fee of $1.0 million. The counterparty has agreed to pay 50% of the storage costs of the equipment during the option period and the Company will deduct the counterparty’s share of the storage costs from the $1.0 million non-refundable fee. Any balance left of the $1.0 million non-refundable fee after the counterparty’s share of the storage costs was to be credited to any equipment purchased under the option agreement.

On September 13, 2011, the Company sold a portion of the equipment covered by the option agreement for gross proceeds of $1.8 million, made up of cash of $1.1 million and a $0.7 million drawdown on the $1.0 million non-refundable option fee. On December 11, 2011, the Company made a final sale of equipment covered by the option agreement for gross proceeds of $0.6 million. The proceeds of the June, September and December sales under the option agreement approximated the carrying value of the assets.

At December 31, 2011, the Company recorded a further write-down of $7.5 million on its remaining mining equipment held for sale, reducing the net realizable value to approximately $2.0 million.

Las Cristinas Capitalization Policy

With the unilateral termination of the MOC on February 3, 2011, the Company discontinued the capitalization of costs for the Las Cristinas Project at the end of January 2011.

B. Liquidity and Capital Resources

Cash and Cash Equivalents

On December 31, 2011, the Company had cash and cash equivalents of $2.4 million compared to $16.1 million on December 31, 2010.

The change in the cash and cash equivalents balance during 2011 is reconciled as follows ($ millions):

	Continuing Operations	Discontinued Operations	Total
Cash, December 31, 2010	$16.1	—	16.1

Cash used in operating activities	(24.7)	(4.2)	(28.9)
Capital expenditures – Las Cristinas	—	(2.4)	(2.4)
Proceeds on sale of equipment	—	17.2	17.2
Proceeds from bank loan in Venezuela	4.6	—	4.6
Repayment of Venezuelan bank loan	(4.2)	—	(4.2)

	(24.3)	10.6	(13.7)

Cash and cash equivalents, December 31, 2011	$2.4	—	2.4

Cash Used in Operating Activities

Cash used in operating activities from continuing operations in the year ended December 31, 2011 was $24.7 million compared to $19.7 million used in the comparable period of 2010.

Cash used in continuing operations for the year ended December 31, of 2011 and 2010 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation in both years); and cash interest payments of $9.4 million (2010 - $9.4 million).

Cash used for operating activities in discontinued operations for the year ended December 31, 2011 was $4.2 million, and together with capital expenditures on Las Cristinas of $2.4 million represent total 2011 spending on Las Cristinas of $6.6 million, as compared to cash invested in Las Cristinas of $11.4 million for the year ended December 31, 2010. The lower cash expenditures in the year ended December 31, 2011 are due to the cancellation of the MOC and the subsequent transfer of the project to the Government of Venezuela on April 5, 2011.

Investing Activities

Cash used for capital expenditures on Las Cristinas in discontinued operations was $2.4 million for the year ended December 31, 2011 compared to $11.4 for the year ended December 31, 2010. The reduction in expenditures is attributable to the transfer of Las Cristinas to Venezuela on April 5, 2011.

Financing Activities

During the year ended December 31, 2011, the Company increased its Venezuelan bank loan by $0.4 million (1.7 million BsF) to $1.3 million (5.6 million BsF).

For details of the Company’s DIP Facility, please refer to Item 4B “CCAA Proceedings and DIP Financing”.

The Company estimates that proceeds from the DIP Facility and from equipment sales will be sufficient to meet its forecast expenditures until the conclusion of the Company’s arbitral claim with Venezuela. However, there can be no assurance that the DIP Facility proceeds will be sufficient to fund day to day operations during the proceedings under CCAA and the restructuring costs associated with operating under CCAA.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Not Applicable.

E. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of the Company as at December 31, 2011 ($,000):

	Payments Due By Period
Contractual Obligations	Total[1]	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term Debt Obligations	$—	$—	$—	$—	$—
Bank Loan	$1,326	$1,326
Capital Lease Obligations	$—	$—	$—	$—	$—
Operating Lease Obligations	$—	$—	$—	$—	$—
Purchase Obligations	$7,897	$7,897	$—	$—	$—
Asset Retirement Obligations	$10,564	$1,465	$9,099

(1)	Does not include liabilities subject to compromise of $110.2 million. (See notes 2 and 3 of the financial statements)

G. Safe Harbor

Certain statements contained in the foregoing Results of Operations and elsewhere in this Annual Report on Form 20-F constitutes forward-looking statements. See note on “Forward Looking Information.”

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the names of the current directors and members of senior management of the Company. Each of the directors has served in his respective capacity since his election and/or appointment and will serve until the next annual general meeting of the shareholders.

Name:	Title:	Date first elected/appointed
Robert A. Fung(2)(3)(4)	Chief Executive Officer and Chair of the Board	December 3, 1996, Director and on June 3, 2008, Chief Executive Officer.

Robert Crombie	President	June 1, 2008

David Kay(1)(2)(3)(5)	Director	June 25, 2012

Harry J. Near (1)(3)	Director	May 5, 1997

Marc J. Oppenheimer(2)(4) (5)	Director	February 20, 1995

Robin Shah(1)(2)(5)	Director	June 25, 2012

Richard Marshall	Vice-President of Investor Relations	September 2003

(1)	Member of the Audit Committee
(2)	Member of the Finance and Risk Management Committee
(3)	Member of the Nominating and Governance Committee
(4)	Was a member of the Environmental, Health and Safety and Operations Committee (“EHSO”). The EHSO Committee was discontinued in January 2011
(5)	Member of the Compensation Committee

There are no family relationships between any two or more directors or executive officers of the Company. There are no material arrangements or understandings between any two or more directors or executive officers.

The following is a brief description of the principal business activities of the directors and senior management of the Company.

Robert A. Fung, Chief Executive Officer and Chair of the Board. Prior to his appointment as Chief Executive Officer and Chair of the Board on June 3, 2008 and February 12, 1998, respectively, Mr. Fung was a Crystallex Director and Vice Chairman of Gordon Capital Corporation, a Canadian investment bank, where he oversaw a broad range of investment activities. Mr. Fung served as an employee at Orion Securities Inc. and from 1997 to 2001 and was a Senior Partner of Capital West Group. In addition, Mr. Fung served as Chairman of the Task Force to redevelop Toronto’s Waterfront, a Cdn$12 billion redevelopment project and one of the largest urban renewal projects undertaken in the history of Canada, and was a partner in Osprey Capital Partners, an investment banking firm. He was a Director of the Government of Canada’s Export Development Corporation and currently serves as a director of Kingsway International Holdings Limited. Mr. Fung works closely with the Board and the Company’s senior management in determining the Company’s business strategy.

Robert Crombie, President. Mr. Crombie was appointed President of Crystallex in June 2008. From 2002 to 2008, Mr. Crombie held various finance and corporate development positions with Crystallex and was Senior Vice President, Corporate Development prior to becoming President. Prior to joining Crystallex, Mr. Crombie held the position of Vice President at Dresdner Bank and the Chase Manhattan Bank where he managed the origination and structuring of their Canadian mining finance initiatives. He also held positions with Corona Corporation, including at two of their mining operations. Mr. Crombie has experience in finance and mining and oversees the Company’s day to day administration and operation, including liaising with the Company’s principal advisors. Mr. Crombie is a Director of Amerix Precious Metals Corporation.

David Kay, Director. Prior to joining Tenor in 2009, Mr. Kay worked at Jefferies & Company as a senior associate in the Restructuring and Recapitalization Group and prior thereto at Akin Gump Strauss Hauer & Feld as an attorney in the Financial Restructuring Group. Mr. Kay works closely with the Board on financing and restructuring matters.

Harry J. Near, Director. Mr. Near is a Founder and Principal of the government affairs and strategic communications company, The Earnscliffe Strategy Group. In this capacity, Mr. Near advises companies on how best to deal with the Canadian federal government on policy and regulatory issues. He specializes in Canadian energy policy and mergers and acquisitions. Early in his career he worked for Imperial Oil and subsequently was a former Chief of Staff and Senior Policy Advisor to Canadian Ministers of Energy, Mines and Resources. He has been an advisor to Prime Ministers of Canada and he has served in a volunteer capacity as Campaign Director and Campaign Chair to both federal and provincial Progressive Conservative election campaign organizations. He resides in Ottawa, Canada where he is involved in volunteer community activities. Mr. Near works closely with the Chairman and Chief Executive Officer of the Company advising on corporate strategy.

Marc J. Oppenheimer, Director. Mr. Oppenheimer served as Crystallex’s President and Chief Executive Officer and a Board member from February 1995 until September 22, 2003, and as Crystallex’s Vice Chairman from September 22, 2003, until May 7, 2004. Between 2007 and 2008, Mr. Oppenheimer was Executive Vice President, Chief Financial Officer, Treasurer and Chief Operating Officer of IDT Corporation, an international communications and technology company. Prior to Crystallex, he held executive positions at The Chase Manhattan Bank and Midlantic National Bank. Immediately before joining Crystallex, Mr. Oppenheimer was engaged in merchant banking activities and was a consultant to Crystallex. Mr. Oppenheimer works closely with the Board, management and the Company’s external advisors, particularly in connection with the Company’s arbitration claim and CCAA proceedings.

Richard Marshall, Vice-President Investor Relations. Mr. Marshall joined Crystallex in July of 1996 as Vice President Corporate Development. In the fall of 2003 he was named Vice President Investor Relations for Crystallex. From 1986 through 1995, Mr. Marshall held investment banking and management positions at several investment banking firms, including Cohig & Associates and J.W. Charles/CSG. Immediately prior to joining Crystallex he was vice president of investor relations for a US based consumer product company.

Robin Shah, Director. Mr. Shah founded Tenor Capital Management Company LP when the firm was spun off from Putnam Lovell NBF (PLNBF) in July 2004. Mr. Shah joined PLNBF in July 2003, from J.P. Morgan, to establish a proprietary trading relative value convertible arbitrage effort. At J.P. Morgan, Mr. Shah was a senior trader in the proprietary Convertibles and Relative Value Group. Prior to joining the Convertibles and Relative Value Group, Mr. Shah was a member of the Equity Derivatives Team, the Fixed Income Derivatives Trading Team and the Fixed Income proprietary trading group at J.P. Morgan. Mr. Shah works closely with the Board on financing and restructuring matters.

B. Compensation

2011 Executive Compensation

The components of executive compensation are comprised of base salary, common share options and bonuses. In December 2011, a performance review was performed in respect of all executive officers of the Company. In reviewing the compensation of executive officers, the Compensation Committee reviewed such compensation as a whole, taking into account salary and bonuses. The main consideration in establishing base salary ranges for the executive officers was the evaluation of market comparables for similar positions. For the year 2011, the Compensation Committee took note of the following factors: (a) the particular responsibilities related to the position; (b) salaries paid by comparable businesses; (c) the experience level of the executive officer; and (d) his or her overall performance. While not solely based on any one item, key considerations in determining performance bonuses for executives of the Company included the operating performance of the Company, the guidance and strategic vision for growth and business goals of the Company, the performance of the Common Shares and other organizational indicators, as well as individual achievements that demonstrate a contribution by the executive officer to the Company. The Compensation Committee also considered industry peer compensation in assisting it to arrive at its recommendations. As a result of the CTOs, no common share options may currently be granted to executives. The Compensation Committee did not retain outside consulting or advisory service providers with respect to its review of the compensation of executive officers of the Company in respect of fiscal 2011.

MANAGEMENT INCENTIVE PLAN

Need for the MIP

In light of the changed circumstances of the Company, the independent directors of the Company have approved a Management Incentive Plan (“MIP”) for certain key employees of the Company, and a retention advance agreement with Robert Fung (the “Retention Agreement”). The Court has issued an order in respect of these programs.

The main business objective of the Company is at present to pursue an arbitration before the Additional Facility of the International Center for Investment Disputes (the “Arbitration”) against Venezuela arising out of actions taken by Venezuela in breach of the bilateral investment treaty between Canada and Venezuela dated 1 July 1996 that deprived the Company of the right to build and operate a mine to exploit the Las Cristinas gold reserve. Much of the key factual knowledge and information necessary to advance the Arbitration rests with the key employees who would be beneficiaries of the MIP and the Retention Agreement. Their knowledge concerns the detailed history of the acquisition of the property, and correspondence and negotiations with various government officials over the past ten years ranging from front line workers to the highest levels of the Venezuelan government. Without their ongoing proactive involvement in providing information to the Company’s arbitration counsel and, in certain cases, attendance to give evidence at the Arbitration hearing, currently scheduled to take place in November 2013, chances of success in the Arbitration will be materially compromised. In the absence of an otherwise operating business that would permit, among other things, the payment of incentives at competitive market rates the employees in question would ordinarily be expected to leave the Company. Continued employment by the Company does not advance their careers or skill set in the same manner as continued employment in an operating company would. This is an opportunity cost that the employees would have no particular incentive to bear unless otherwise compensated for it.

It is also important to note that incentives to induce management to remain with the Company during the Arbitration were also raised by prospective lenders to the Company, including the provider of the Company’s DIP financing.

Terms of the MIP and Retention Agreement

The purpose of the MIP and the Retention Agreement are to ensure that the Company is able to retain and incentivize key management employees to remain with the Company and vigorously prosecute the arbitration against Venezuela over the next few years.

The essence of the MIP is to reserve 10% of the net proceeds of the Arbitration award as a discretionary retention pool for key management employees. The essential terms of the MIP are as follows:

(a)	A discretionary retention pool is to be established as and when there are recoveries received by the Company from the arbitration proceedings in excess of the amount required to pay the following:

(i)	any outstanding DIP loan (principal and interest) and any outstanding operating and professional expenses of the Company incurred up to that time;

(ii)	the unpaid claims of stayed unsecured claims with post filing interest (to the extent paid) calculated at the rate applicable pre-filing (without regard to the terms of any restructuring plan); and

(iii)	any taxes payable by the Company as a result of the received recoveries, having regard for any deductions which may be payable as a result of payments from the retention pool.

(b)	The size of the discretionary retention pool is to be in the discretion of the Committee (as defined below) but is not to exceed either (i) 10% of the net proceeds referred to in sub-paragraph (a) above or (ii) one quarter of the portion of that amount that is available to the shareholders of the Company after satisfaction of any Additional Compensation owing to Tenor Special Situation I LLC pursuant to the Credit Agreement but before the establishment of the discretionary retention pool.

(c)	If shares of the Company are issued to satisfy indebtedness or the Additional Compensation referred to above, in whole or in part, the calculation under sub-paragraph (b)(ii) above is to be adjusted to reflect the dilution.

(d)	If the net proceeds calculated under sub-paragraph (a) above are more than $700,000,000, the percentage applicable under sub-paragraph (b) (i) above would be reduced to 2% in relation to the amount of net proceeds of the arbitration award in excess of $700,000,000.

(e)	There shall be deducted from any retention amount payable under the MIP an amount as determined by the Committee, acting reasonably, equal to the difference between (i) the amounts (determined on an after-tax basis) received by the participant from the exercise of all stock options to acquire securities of the Company, during the period commencing on the effective date of the MIP and ending on the day prior to the date a retention amount is paid to the participant, calculated by considering the difference between the exercise price of each such exercised option and the market price of the security underlying such option on the business day prior to the exercise of such option; and (ii) any taxes paid by the participant, from and after the effective date of the MIP and prior to the date a retention amount is paid to the participant, in respect of all stock options to acquire securities of the Company held by the participant which have not been exercised prior to the date a retention amount is paid to the participant.

The Retention Agreement provides that, at the end of each calendar quarter during 2012 and 2013, the Board will pay a retention advance of $125,000 to Mr. Fung. The making of each payment will be at the discretion of the Board but only to the extent that he remains properly engaged in the arbitration; however, the Board may in its discretion defer any or all of such advances. Those payments are to be treated as if they were pre-payments of any payments that would otherwise be awarded to Mr. Fung from the discretionary retention pool and therefore reduce any such amount he may receive from the pool.

The Committee (as defined below) has the authority to include anyone within the discretionary retention pool if, in the view of the Committee, he or she has materially assisted in the Arbitration.

Determination of Retention Amounts to Individuals

The amount of the payment, if any, to which any MIP beneficiary is entitled, will be determined by Messrs. Michael Brown, Harry Near, and Johan van’t Hof (the “Committee”). Members of the Committee are not eligible to receive a payment from the discretionary retention pool.

The Committee may, in its sole discretion, distribute none, some or all of the discretionary retention pool. Any balance remaining in the discretionary retention pool after the payment of all retention payments shall be returned to the Company. In exercising its discretion to consider whether and in what amount a payment should be paid, the Committee will take the following factors into account:

(a)	The amount of money recovered by the Company in the Arbitration.

(b)	How quickly Arbitration proceeds are recovered.

(c)	The impact the premature resignation of the individual from the Company would or could have had upon the results of the Arbitration.

(d)	The amount of time and energy spent by the individual on the Arbitration proceedings.

(e)	The personal and legal risks and stresses incurred by the individual in light of the security situation in Venezuela and the general position of the Company.

(f)	The scale and scope of the balance of the compensation package provided by the Company to the individual.

(g)	The opportunity cost to the individual in staying with the Company in terms of professional experience, money and the development of new opportunities.

(h)	The amount of any severance payments a participant would receive on termination if such termination is reasonably foreseeable and will be accompanied by a severance payment.

(i)	The extent to which the Arbitration cost was more than anticipated to prosecute and the degree to which it may be appropriate to reduce the discretionary retention pool as a result.

(j)	Any other relevant matter.

Benchmarks for the MIP

The Company has measured the proposed MIP against various benchmarks to ensure its fairness to all stakeholders. The Company asked its financial advisor in respect of the CCAA proceedings for information about management incentive plans. The financial advisor conducted a market canvass in the United States, which canvass indicates a market norm of share options equal to 10% of the company upon an exit from Chapter 11 proceedings in the United States. Given that the Company is likely to be liquidated after receipt of the total award, it was thought that this amount was a fair proxy for a MIP.

To allay concerns, the Company also retained a senior partner of a prominent independent Canadian law firm to determine, from the perspective of an independent director, what an appropriate MIP would be. In coming to that determination, the independent lawyer was told he could retain such advisors as he saw fit and take such steps as he saw fit. The independent lawyer retained Hugessen Consulting Inc. In the exercise of his independent business judgment, the independent lawyer concluded that the overall compensation proposal for the establishment of the MIP for the benefit of the management group of the Company is reasonable.

MIP Charge

The beneficiaries of the MIP have been provided, pursuant to an order of the Court, with a charge on the property of the Company to secure the payment of all obligations under the MIP.

Summary Compensation Table

The following table sets out information concerning the compensation paid during the most recently completed financial years that end on or after December 31, 2009 to (a) each individual who served as the chief executive officer or the chief financial officer of the Company during the most recently completed financial year; (b) each of the three most highly compensated executive officers of the Company, other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CAD$150,000; and (c) each of the individuals who would have been included in (b) if they had been serving as an officer of the Company at the most recently completed financial year end (the “Named Executive Officers”). All compensation amounts are reported in U.S. dollars. For 2011, compensation paid in Canadian dollars has been translated to U.S. dollars using an average exchange rate of US$1.017 per CAD$1.00. Option-based awards calculated with reference to Canadian dollars have also been translated to U.S. dollars using the 2011 average exchange rate of US$1.017 per CAD$1.00. For 2010, compensation paid in Canadian dollars has been translated to U.S. dollars using an average exchange rate of US$0.9657 per CAD$1.00. For 2009, compensation paid in Canadian dollars has been translated to U.S. dollars using an average exchange rate of US$0.8775 per CAD$1.00.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share- Based Awards	Option- Based Awards(10)	Annual Incentive Plans(2)	Long- Term Incentive Plans	Pension Value(1)	All Other Compensation		Total Compensation
Robert Fung(3) Chief Executive Officer and Chair of the Board	2011	$400,000	15,435	$51,437	$500,000	N/A	N/A	NIL		$966,872
	2010	$400,000	N/A	$241,333	$389,710	N/A	N/A	NIL		$1,031,043
	2009	$400,000	N/A	$136,254	$100,000	N/A	N/A	NIL		$636,254
Robert Crombie(4) President	2011	$409,493	N/A	$18,240	$5,085	N/A	N/A	$58,113	(8)	$490,931
	2010	$386,707	N/A	$77,770	$24,143	N/A	N/A	$14,047		$502,667
	2009	$351,000	N/A	$22,215	$4,388	N/A	N/A	$12,002		$389,605
Hemdat Sawh(5) Chief Financial Officer	2011	$83,615	N/A	NIL	NIL	N/A	N/A	$26,980		$110,595
	2010	$236,058	N/A	$100,689	$19,314	N/A	N/A	$14,047		$370,108
	2009	$214,110	N/A	$14,810	$26,325	N/A	N/A	$12,002		$267,247
William A. Faust(6) Senior Vice-President and Chief Operating Officer	2011	$146,000	N/A	NIL	NIL	N/A	N/A	$330,466	(9)	$476,466
	2010	$292,000	N/A	$79,212	NIL	N/A	N/A	$16,500		$388,412
	2009	$292,000	N/A	NIL	$1,000	N/A	N/A	$16,500		$309,500
Richard Marshall(7) Vice-President Investor Relations	2011	$183,340	N/A	$7,296	$10,000	N/A	N/A	$7,191		$207,827
	2010	$178,000	N/A	$62,203	$17,000	N/A	N/A	$7,191		$264,394
	2009	$178,000	N/A	$66,646	$64,333	N/A	N/A	$7,191		$316,170

Notes:

(1)	The Company does not have a pension plan.
(2)	Annual bonuses are reported in the year in which they were earned, not the year in which they were paid.
(3)	Mr. Fung was appointed Chief Executive Officer on June 3, 2008. Effective January 1, 2009, Mr. Fung’s annual salary as Executive Chairman and CEO was increased to US$400,000 and the annual Chairman’s fee of CAD$180,000 was eliminated. In 2009, 2010 and 2011, Mr. Fung received no additional compensation for serving as a director other than an annual grant of stock options to acquire Common Shares, and a share grant under the directors remuneration plan.
(4)	Mr. Crombie was appointed President in June 2008, prior to that he held the position of Senior Vice-President, Corporate Development. His annual salary in 2009,2010 and 2011 was CAD$400,000.
(5)	Mr. Sawh was appointed Chief Financial Officer on May 15, 2007. Mr. Sawh’s annual salary was CAD$244,000 in 2009, CAD$244,442 in 2010 and CAD$246,652 in 2011. Mr. Sawh ceased to be Chief Financial Officer effective April 30, 2011, after which time Mr. Crombie assumed the duties of V.P. Finance in addition to his role as President.
(6)	Mr. Faust was appointed Senior Vice President and Chief Operating Officer on April 16, 2007. His annual salary in 2009, 2010 and 2011 was US$292,000. Mr. Faust ceased to be Senior Vice President and Chief Operating Officer effective June 30, 2011.
(7)	Mr. Marshall was appointed Vice President Investor Relations in 2003. His annual salary in 2009 and 2010 was US$178,000. His annual salary in 2011 was US$183,340.
(8)	$41,241of this amount represents accrued vacation pay that was paid to Mr. Crombie in 2011.
(9)	$324, 074 of this amount was paid to Mr. Faust as a settlement in connection with his resignation on June 30, 2011.
(10)	The Company determines the fair value of option awards at the grant date using the Black-Scholes option pricing model. (See note 17 in the financial statements for a list of assumptions used in the Black-Scholes Pricing Model.)

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Robert Fung	$77,008	$15,435	$500,000
Robert Crombie	$47,615	Nil	$5,085
Hemdat Sawh	$76,715	Nil	Nil
William A. Faust	$71,921	Nil	Nil
Richard Marshall	$28,648	Nil	$10,000

Director Compensation

The following table sets out all amounts of compensation provided to the directors in 2011, other than directors who are Named Executive Officers, for the Company’s most recently completed financial year. All compensation amounts are reported in U.S. dollars. Option-based awards calculated with reference to Canadian dollars have been translated to U.S. dollars using the year end exchange rate in effect at the grant date.

Name	Fees Earned	Share-Based Awards	Option-Based Awards(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Michael J. H. Brown	$76,500	$10,290	$35,021	Nil	n/a	Nil	$121,811
Harry J. Near	$74,500	$10,290	$35,021	Nil	n/a	Nil	$119,811
Marc J. Oppenheimer	$237,950	$15,435	$50,707	Nil	n/a	Nil	$304,092
Johan C. van’t Hof	$76,500	$10,290	$34,291	Nil	n/a	Nil	$121,081
C. William Longden[1]	$26,000	Nil	Nil	Nil	n/a	Nil	$26,000
Gordon M. Thompson[1]	$20,000	Nil	Nil	Nil	n/a	Nil	$20,000
Armando F. Zullo[1]	$20,000	Nil	Nil	Nil	n/a	Nil	$20,000

(1)	Resigned in 2011.
(2)	The Company determines the fair value of the option awards at the grant date using the Black-Scholes Option Pricing Model. (See note 17 in the financial statements for a list of assumptions used.)

Other than Messrs. Fung, Kay and Shah, directors of the Company are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments. Messrs. Fung, Kay and Shah receive no additional compensation for serving as a director other than an annual grant of stock options to acquire Common Shares.

Mr. Oppenheimer receives an annual fee of US$25,000 and a meeting fee of US$2,000 payable, at the option of the Company, in Common Shares for acting as a director of the Company. During 2011, Mr. Oppenheimer also received fees of US$185,000 in respect of consulting services, based on a daily rate. In 2011, directors received payments aggregating US$531,450 in retainer and meeting fees, together with service fees, which were paid in cash.

In 2011, all directors received an annual grant of options to acquire 400,000 Common Shares of the Company. The Chairman of the Board and the Chair of the Finance and Risk Management Committee received an additional grant of options to acquire 250,000 Common Shares. Additionally, with the exception of the Audit Committee, the Chair of a Board committee received an additional annual grant of options to acquire 20,000 Common Shares and a member of a Board committee (other than the Chair) received an additional annual grant of options to acquire 15,000 Common Shares. The Chair of the Audit Committee received an additional annual grant of options to acquire 30,000 Common Shares and a member of the Audit Committee (other than the Chair) received an additional annual grant of options to acquire 20,000 Common Shares. The options are customarily granted immediately after the annual general meeting of shareholders of the Company in each year.

C. Board Practices

Each member of the Board serves for a one year term and is subject to election at Crystallex’s Annual General Meeting.

No Company director, except for Robert A. Fung, the Chairman of the Board and Chief Executive Officer of the Company, has a contract or agreement with the Company or any of its subsidiaries providing for benefits upon termination of employment with the Company. The Board has approved a compensation continuation plan protecting management employees in the event of termination of employment upon the sale of the Company or a change in control of the Company.

Corporate Governance

Board Committees

The Board currently has four permanent committees to assist it in carrying out its responsibilities: the Audit Committee, the Nominating and Governance Committee, the Compensation Committee and the Finance and Risk Management Committee. The Board previously appointed an Environment, Health and Safety and Operations Committee, which was discontinued in January 2011.

Each Board committee has a charter setting out its composition, responsibilities and authority.

Other than the Chief Executive Officer, no member of management is a member of any Board committee. Members of management attend Board and committee meetings by invitation.

The function and composition of each Board committee for the Company’s most recently completed fiscal year is set forth below.

Audit Committee

The Audit Committee is comprised of Messrs. Near (Chair), Kay and Shah, all of whom are independent and financially literate. Mr. Oppenheimer ceased to be a member of the Audit Committee on January 25, 2011 as it was determined that he was no longer “independent” within the meaning of applicable securities regulations and listing standards of the TSX and the Exchange. Messrs. Brown and van’t Hof were members of the Audit Committee during fiscal 2011 and ceased to be members of the Audit Committee on June 25, 2012, the date on which they resigned as directors of the Company; and Messrs. Kay and Shah joined the Audit Committee on such date.

The role of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function. A copy of the charter of the Audit Committee is attached hereto as Exhibit 15.1 The Audit Committee reviews all requests for proposed and audit or permitted non-audit services to be provided by the Company’s external auditor under the Policy on Provision of Services by External Auditors developed by the Audit Committee. Under this Policy, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Policy requires that the Audit Committee approve any audit or non-audit services that are proposed during the year. Copies of the Company’s Policy on the Provision of Services by External Auditors and the Company’s Code of Business Conduct and Ethics may be viewed on the Company’s website at www.crystallex.com.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Messrs. Near (Chair) and Kay who are independent and Mr. Fung who is not independent. Mr. van’t Hof was a member of the Nominating and Governance Committee during fiscal 2011 and ceased to be a member of the Nominating and Governance Committee on June 25, 2012, the date on which he resigned as a director of the Company; and Mr. Kay joined the Nominating and Governance Committee on such date.

The role of the Nominating and Governance Committee is to assist the Board in fulfilling its responsibilities with respect to the composition and operation of the Board and Board committees and corporate governance standards and practices. The Nominating and Governance Committee is responsible for reporting to the Board at least annually with respect to appropriate candidates for nomination to the Board, for overseeing the execution of an assessment process appropriate for the Board and its committees and for evaluating the performance and effectiveness of the Board and its committees. The Board, a majority of which is independent, approves the final choice of candidates for nomination to the Board.

Compensation Committee

The Compensation Committee is comprised of Messrs. Kay (Chair) and Shah who are independent and Mr. Oppenheimer who is not independent. Messrs. Brown and van’t Hof were members of the Compensation Committee during fiscal 2011 and ceased to be members of the Compensation Committee on June 25, 2012, the date on which they resigned as directors of the Company; and Messrs. Kay and Oppenheimer joined the Compensation Committee on such date.

The role of the Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to the recruitment and assessment of the performance of the Chief Executive Officer of the Company, the compensation of the CEO and other officers of the Company and the directors of the Company, executive compensation disclosure and oversight of the compensation structure and benefit plans and programs of the Company.

Finance and Risk Management Committee

The Finance and Risk Management Committee is comprised of Messrs. Kay and Shah both of whom are independent and Messrs. Oppenheimer (Chair) and Fung both of whom are not independent. Messrs. Brown and van’t Hof were members of the Finance and Risk Management Committee during fiscal 2011 and ceased to be members of the Finance and Risk Management Committee on June 25, 2012, the date on which they resigned as directors of the Company; and Messrs. Kay and Shah joined the Finance and Risk Management Committee on such date.

The role of the Finance and Risk Management Committee is to assist the Board in fulfilling its policy and oversight responsibilities with respect to financial matters, including short-term and long-term financings, issuances of securities, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash, and its oversight responsibilities with respect to non-financial risk management systems.

Termination and Change of Control

Employment Agreement with Mr. Robert Fung

The Company has entered into an agreement dated January 1, 2004 with Robert Fung (attached hereto as Exhibit 4.2 to serve as Chair of the Board. Under the agreement, Mr. Fung received annual compensation of CAD$180,000 payable monthly in arrears, and an annual bonus of not less than US$100,000. On June 3, 2008, Mr. Fung was appointed CEO for which he received an additional compensation of CAD$100,000. Mr. Fung’s annual compensation as Executive Chairman and CEO was changed to US$400,000 effective January 1, 2009 with an annual bonus of not less than US$100,000. In the event of a change of control of the Company which results in Mr. Fung’s termination as Chair of the Board and CEO, Mr. Fung is entitled to receive a lump sum payment equal to three times his combined annual compensation including the bonus described above. In addition, the Retention Agreement provides that the Company is to pay to Mr. Fung retention advances of US$125,000 on the last business day of each calendar quarter during the calendar years 2012 and 2013, commencing on March 30, 2012 (See “Management Incentive Plan – Terms of MIP and Retention Agreement”) subject to the ability of the Board in its discretion to defer any or all of such advances.

Employment Agreement with Mr. Robert Crombie

Under Mr. Crombie’s employment agreement, he is entitled to receive an annual base salary of CAD $400,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the New SOP equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Crombie is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Crombie is entitled to receive a lump sum payment equal to two and one-half times his annual base salary and a continuation of his benefits for a period of two and one half years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the corporation), Mr. Crombie is entitled to receive: (a) a lump sum payment equal to two and one-half times his annual salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; (ii) his maximum target bonus for a period of two and one-half years; and (c) a continuation of his benefits for a period of two and one-half years.

Employment Agreement with Mr. Richard Marshall

Under Mr. Marshall’s employment agreement, he is entitled to receive an annual base salary of US $178,000 and participate in the Corporation’s benefits programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual of his annual salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Marshall is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Marshall is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Marshall is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

D. Employees

Crystallex Employees (Full-Time and Part-time)

As of December 31, 2011

Location	2011	2010	2009
Canada	6	8	8
United States	3	3	3
Venezuela	21	50	53

The Company does not have any temporary employees and has no labour union relationships. The decrease in the number of employees is directly attributable to the cancellation of the MOC by the Government of Venezuela. The Company’s employees are primarily engaged in advancing the Company’s arbitration claim, accounting and administrative duties and progressing the Company’s restructuring under CCAA.

E. Share Ownership

The following table sets forth, as of January 25, 2013, the number of Common Shares and Common Share options beneficially owned by the directors and members of senior management of Crystallex, individually, and as a group, and the percentage of ownership of the outstanding Common Shares represented by such shares.

Name of Beneficial Owner	Title of Class	Number of Securities of Class	Percent of Class *
Robert Fung(1)	Common	3,294,500	0.90%
Robert Crombie(2)	Common	693,300	0.19%
Harry Near(3)	Common	2,402,683	0.66%
Marc J. Oppenheimer(4)	Common	3,305,282	0.90%
Richard Marshall(5)	Common	1,231,246	0.34%
Hemdat Sawh(6)	Common	415,000	0.11%
William A. Faust(7)	Common	475,000	0.14%
Michael J.H. Brown(8)	Common	1,789,260	0.49%
Johan C. van’t Hof(9)	Common	1,410,739	0.39%
C. William Longden(10)	Common	941,787	0.26%
Gordon M. Thompson(11)	Common	410,000	0.11%
Armando F. Zullo(12)	Common	829,902	0.23%

Total		17,198,699	4.72%

*	Based on 365,417,737 Common Shares outstanding as of January 25, 2013.

Notes:

(1)	Of these shares, 3,125,000 are represented by currently exercisable share purchase options.
(2)	Of these shares, 693,300 are represented by currently exercisable share purchase options.
(3)	Of these shares, 2,110,000 are represented by currently exercisable share purchase options.
(4)	Of these shares, 2,620,000 are represented by currently exercisable share purchase options.
(5)	Of these shares, 874,600 are represented by currently exercisable share purchase options.
(6)	Of these shares, 415,000 are represented by currently exercisable share purchase options.
(7)	Of these shares, 475,000 are represented by currently exercisable share purchase options.
(8)	Of these shares, 1,585,000 are represented by currently exercisable share purchase options.
(9)	Of these shares, 1,265,000 are represented by currently exercisable share purchase options.
(10)	Of these shares, 826,500 are represented by currently exercisable share purchase options.
(11)	Of these shares, 410,000 are represented by currently exercisable share purchase options.
(12)	Of these shares, 685,000 are represented by currently exercisable share purchase options.

As of January 25, 2013, the Directors (including Michael Brown, C. William Longden, Johan van’t Hof, Gordon M. Thompson and Armando Zullo,) and Officers hold as a group, directly or indirectly, an aggregate of 2,114,299 Common Shares and 14,919,400 common share options.

The names and titles of the Directors and Executive Officers of the Company to whom outstanding common share options have been granted and the number Common Shares subject to such options is set forth in the following table as of January 25, 2013, as well as the number of options granted to Directors and all employees as a group.

Name	Title	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date
Robert Fung	Chief Executive Officer and Chair of the Board
		45,000	$1.90	June 26, 2013
		525,000	$3.00	Aug. 10, 2013
		40,000	$3.17	June 17, 2014
		25,000	$4.65	June 23, 2015
		55,000	$3.45	June 21, 2016
		55,000	$4.46	June 28, 2017
		920,000	$0.24	June 24, 2019
		755,000	$0.45	June 23, 2020
		705,000	$0.10	June 21, 2021

		3,125,000

Robert Crombie	President
		50,000	$3.00	Aug. 10, 2013
		150,000	$0.24	June 24, 2014
		243,300	$0.45	June 23, 2015
		250,000	$0.10	June 21, 2016

		693,300

Richard Marshall	VP of Investor Relations
		130,000	$3.00	Aug. 10, 2013
		450,000	$0.24	June 24, 2014
		194,600	$0.45	June 23, 2015
		100,000	$0.10	June 21, 2016

		874,600

Harry J. Near	Director
		50,000	$1.90	June 26, 2013
		180,000	$3.00	August 10, 2013
		60,000	$3.17	June 17, 2014
		65,000	$4.65	June 23, 2015
		65,000	$3.45	June 21, 2016
		45,000	$4.46	June 28, 2017
		630,000	$0.24	June 24, 2019
		480,000	$0.45	June 23, 2020
		535,000	$0.10	June 21, 2021

		2,110,000

Name	Title	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date
Marc. J. Oppenheimer	Director
		25,000	$1.90	June 26, 2013
		375,000	$3.00	August 10, 2013
		50,000	$3.17	June 17, 2014
		55,000	$4.65	June 23, 2015
		55,000	$3.45	June 21, 2016
		55,000	$4.46	June 28, 2017
		530,000	$0.24	June 24, 2019
		780,000	$0.45	June 23, 2020
		695,000	$0.10	June 21, 2021

		2,6270,000

Hemdat Sawh	Former CFO
		100,000	$0.24	June 24, 2014
		315,000	$0.45	June 23, 2015

		415,000

Michael J.H. Brown	Former Director
Michael J.H. Brown	Former Director	80,000	$1.90	June 26, 2013
		65,000	$3.17	June 17, 2014
		75,000	$4.65	June 23, 2015
		75,000	$3.45	June 21, 2016
		20,000	$3.57	March 19, 2017
		95,000	$4.46	June 28, 2017
		325,000	$0.24	June 24, 2019
		370,000	$0.45	June 23, 2020
		480,000	$0.10	June 21, 2021

		1,585,000

William A. Faust	Former Senior Vice-President Chief Operating Officer
		193,429	$4.87	April 16, 2017
		31,571	$4.86	May 9, 2017
		250,000	$0.45	June 23, 2015

		475,000

Johan C. van’t Hof	Former Director
		75,000	$4.65	June 23, 2015
		75,000	$3.45	June 21, 2016
		90,000	$4.46	June 28, 2017
		320,000	$0.24	June 24, 2019
		235,000	$0.45	June23, 2020
		470,000	$0.10	June 21, 2021

		1,265,000

Name	Title	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date
C. William Longden	Former Director
		30,000	$1.90	June 26, 2013
		60,000	$3.17	June 17, 2014
		65,000	$4.65	June 23, 2015
		65,000	$3.45	June 21, 2016
		65,000	$4.46	June 28, 2017
		315,000	$0.24	June 24, 2019
		226,500	$0.45	June23, 2020

		826,500

Gordon M. Thompson	Former Director
		150,000	$2.13	Dec 24, 2012
		25,000	$4.46	June 28, 2017
		305,000	$0.24	June 24, 2019
		80,000	$0.45	June 23, 2020

		410,000

Armando F. Zullo	Former Director
		50,000	$3.17	June 17, 2014
		55,000	$4.65	June 23, 2015
		55,000	$3.45	June 21, 2016
		55,000	$4.46	June 28, 2017
		305,000	$0.24	June 24, 2019
		165,000	$0.45	June23, 2020

		685,000

TOTAL		14,919,400

Total common share options held by Directors and Officers at January 25, 2013: 14,919,400.

Total common share options outstanding at January 25, 2013: 14,919,400

New Incentive Share Option Plan (“New SOP”)

Background

On June 24, 2009, shareholders of the Company approved the New SOP. As at the date of this Form 20-F, there are 16,000,000 Common Shares of the Company reserved for issuance under the New SOP.

The purpose of the New SOP is to provide certain directors, officers and key employees of the Company and certain other persons who provide services to the Company (“eligible persons”) with an opportunity to purchase Common Shares and benefit in any appreciation in the value of the Common Shares.

Summary of Material Terms of the New SOP

There is a maximum of 16,000,000 Common Shares reserved for issuance under the New SOP, representing approximately 4.4% of the issued and outstanding Common Shares as at the date of this Form 20-F. The New SOP provides that any one individual cannot receive options under the SOP which will entitle such individual to receive more than 5% of the issued and outstanding Common Shares of the issuer. The New SOP limits insider participation such that the number of Common Shares issuable at any point in time and issued to insiders over any one year period, under the New SOP and any other security-based compensation arrangement, does not exceed 10% of issued and outstanding Common Shares.

The Board will set the term of options granted under the New SOP and such term cannot exceed 10 years. The Board fixes the vesting terms it deems appropriate when granting options. The exercise price and the exercise periods of options granted under the New SOP are determined at the time of grant. Previously granted options under the New SOP will be available for re-allocation if they expire or are cancelled prior to their exercise. If the holder of an option ceases to be an eligible person for any reason (including termination of their employment with the Company for cause), unless otherwise determined or provided in an employment agreement between the holder and the Company, all unvested options held by the holder expire and all vested options held by the holder must be exercised, in the case of death, within the lesser of the remainder of the exercise period and 24 months after the holder ceased to be an eligible person and, in all other cases, during the remainder of the exercise period. Options may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant.

The Company does not provide financial assistance to holders of options to facilitate the purchase of Common Shares on the exercise of their options. Options granted under the New SOP may be transferred only on death and are exercisable during the lifetime of the holder only by the holder and after the death of the holder only by the holder’s legal representative.

The New SOP permits the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common Shares is restricted by the policies of the Company. The New SOP also provides the Board with the flexibility to permit eligible participants in the New SOP to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Company.

The Board may amend or terminate the New SOP at any time in accordance with its terms subject to any applicable regulatory or other approvals. The Board has the discretion to make amendments which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

(a)	minor changes of a “house-keeping” nature;

(b)	amending options under the New SOP, including with respect to the option period (provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted and that such option is not held by an insider), vesting period, exercise method and frequency, exercise price or purchase price, assignability of grants of options required for estate planning purposes and effect of termination of a participant’s employment or cessation of the participant’s directorship;

(c)	advancing the date on which any option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted;

(d)	changing the terms and conditions of any financial assistance which may be provided by the Company to participants to facilitate the purchase of Common Shares under the New SOP; and

(e)	amending a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the New SOP reserve.

Notwithstanding the amendment provisions contained in the New SOP, approval of the shareholders of the Company will be required in the case of (i) any amendment to the amendment provisions of the New SOP, (ii) any increase in the maximum number of Common Shares issuable under the New SOP, (iii) any reduction in the exercise price or any extension of the term of outstanding options, (iv) any changes to the insider participation limits which result in the security holder approval to be required on a disinterested basis, (v) any amendment to the eligibility requirements for eligible participants under the New SOP; and (vi) any amendment which would allow awards granted under the New SOP to be transferable or assignable other than for normal estate settlement purposes, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX. No amendment or termination of the New SOP may change any rights of a holder of options without the consent of the holder.

The full text of the new SOP is available for review on the Company’s website: www.crystallex.com

Former Incentive Share Option Plan

Background

The shareholders of the Company approved the Former SOP in June 2002. Subsequently, shareholders of the Company approved an amendment to the Former SOP to increase the maximum number of Common Shares issued and issuable under the Former SOP in June 2005, and certain amendments to the Former SOP relating to blackout periods, cashless exercise and the addition of detailed amendment provisions in June 2007. Effective June 24, 2008, the Company ceased to grant options under the Former SOP. The Former SOP provided that the maximum number of Common Shares issuable under the Former SOP be equal to 10% of the issued and outstanding Common Shares from time to time. As at the date of this Form 20-F, options to purchase an additional 5,147,333 Common Shares under the Former SOP were outstanding. No additional options to acquire Common Shares are available for grant under the Former SOP. The purpose of the Former SOP was to provide additional economic incentive to the directors, officers, employees and consultants of the Company and its associated and affiliated companies, to encourage stock ownership by eligible persons, to increase the proprietary interest of eligible persons in the success of the Company and to assist the Company and its subsidiaries in attracting talented new directors, officers and employees. The Board or the Compensation Committee administers the Former SOP.

2005 Amendment of Former SOP

On June 24, 2005, the shareholders approved an amendment to the Former SOP to change the maximum number of Common Shares issued and issuable from 13,500,000 to 10% of the issued and outstanding Common Shares from time to time (otherwise known as a “rolling plan”). The purpose of the change was to facilitate the use of options to assist the Company in attracting and retaining experienced and skilled employees. In 2004, the Company commenced a program of granting options to employees at its Venezuelan operations.

2007 Amendments of Former SOP

On June 28, 2007, the shareholders approved certain amendments to the Former SOP to reflect the introduction of new rules affecting equity compensation plans introduced by the TSX in 2006, together with certain other minor amendments of a conforming and clerical nature.

The Former SOP was amended to permit the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common Shares is restricted by the policies of the Company. The Former SOP was also amended to provide the Board with the flexibility to permit participants in the Former SOP to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Company. In addition, the Former SOP was amended to include certain amending provisions required by the TSX and, in addition, to specify those amendments which require shareholder approval.

2008 Cessation of Former SOP

The rules of the TSX require that, if a listed issuer has a stock option plan that does not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer must approve and reaffirm the unallocated options under the plan every three years. If shareholder approval is not obtained within three years of either the institution of a rolling plan or subsequent approval, as the case may be, all unallocated entitlements will be cancelled and the issuer will not be permitted to grant further entitlements under the rolling plan. However, all allocated awards under the rolling plan, such as options that have been granted but not yet exercised, will continue unaffected. Approval of the unallocated options under the Former SOP was not put forward for consideration by the shareholders at the Company’s annual meeting convened on June 25, 2008 and the Special Meeting of shareholders of the Company which was held on November 18, 2008. Accordingly, the Company ceased to grant any further options under the Former SOP.

Directors’ Remuneration Plan (“DRP”)

Background

The shareholders of the Company approved the DRP of the Company in December 1998 and again in November 2008.

The DRP is administered by the Compensation Committee. The purpose of the DRP is to provide for the issue of Common Shares to the directors of the Company and its associated and affiliated companies in lieu of cash compensation payable to them in respect of their service as directors of the Company and its associated and affiliated companies. The Board made a number of minor housekeeping amendments to the DRP effective as of January 1, 2005. None of these amendments were material or required shareholder approval.

2008 Amendment of DRP

On November 18, 2008, the shareholders approved certain amendments to the DRP to increase the number of Common Shares issuable under the DRP by a further 600,000, to a total of 1,200,000.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the DRP is 1,200,000, representing 0.3% of the issued and outstanding Common Shares as of the date of this Information Document. The maximum number of Common Shares issued over any one year period or issuable at any one time to insiders under the DRP and any other share compensation arrangement of the Company is 10% of the Common Shares outstanding at that time on a non-diluted basis. The maximum number of Common Shares which may be issued to any one insider within a one-year period under the DRP and any other shareholder compensation agreement is 5% of the issued and outstanding Common Shares of the Company.

The Board may amend or terminate the DRP at any time subject to any required regulatory or other approvals. The maximum number of Common Shares issued and issuable under the DRP may not be increased without the approval of the shareholders of the Company.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

(a)	As far as known by the Company, and except as set forth in subparagraph (b) below, Crystallex is not directly or indirectly owned or controlled by another company(s) or by any foreign government.

(b)	The table below sets forth information as of December 5, 2012, with respect to any person who is known to the Company to be the owner of more than 5% of the Company’s common voting securities outstanding and the total amount of Common Shares owned to the best knowledge of the Company, by the officers and directors of the Company as a group.

(c)	None of the Company’s shareholders have different voting rights.

Name and Address (1)	No. of Common Shares	Percentage of Outstanding Common Shares (2)
Cede & Co. 55 Water Street New York, New York 10041	126,050,291	34.4%
CDS & Co. 25 The Esplanade Box 1038, Station A Toronto, Ontario, M5E 1W5	231,431,504	63.3%

Notes:

(1)	Clearing Agencies. The Company has no knowledge of the beneficial owners of these shares and, to the knowledge of the directors and senior officers of Crystallex, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than five percent of the voting rights attached to all shares of the Company.
(2)	Shareholdings are shown as at June 21, 2012.

On December 5, 2012, the number and class of shares which the Company was authorized to issue were an unlimited number of Common Shares, Class A preference shares, and Class B preference shares.

As of December 5, 2012, 100 of the Class A preference shares, none of the Class B preference shares, and 365,417,737 Common Shares were issued and outstanding.

The shareholder records of the Company’s transfer agent, Canadian Stock Transfer Company Inc., indicate that as of June 21, 2012, there were a total of 461 shareholders, of which 339 of these shareholders were US residents. Those US residents own 127,235,101 Common Shares representing approximately 35% of the issued and outstanding Common Shares.

As of the date of filing this annual report, the Company’s senior management knows of no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

During the year ended December 31, 2011, the Company paid head office rent of $141 (2010 - $122) and consulting fees of $26 (2010 - $Nil) to a subsidiary of a company that retains the Chairman and Chief Executive Officer (“CEO”) of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services. The advisory fee included a work fee, and a success fee which is only payable on the fulfillment of certain conditions. For the year ended December 31, 2011 the Company paid advisory fees of $Nil (2010 - $125; 2009 - $75), under the terms of this advisory agreement.

On September 1, 2011 the Company entered into a consulting agreement with Marc J. Oppenheimer a director of the Company. Under this agreement Mr. Oppenheimer will be paid $30,000 per month until the earlier of November 30, 2014 or the conclusion of arbitration proceedings with Venezuela.

In 2011, the Company paid or accrued consulting and management fees (including directors’ fees) in an aggregate amount of $531,450 (2010 - $488,000, 2009 - $546,000) to Messrs. Armando Zullo ($20,000), Michael Brown ($76,500), Gordon Thompson ($20,000), Harry Near ($74,500), Marc Oppenheimer ($237,950), Johan van’t Hof ($76,500), and to William Longden ($26,000), each of whom is a Crystallex director.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM  8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Information

The Company’s consolidated financial statements are stated in US dollars and are prepared in accordance with IFRS, as issued by the IASB.

Audited consolidated financial statements for the fiscal years ended December 31, 2011, and 2010, are included herewith, together with the independent auditor’s reports thereon.

Legal Proceedings

Actions by Noteholders dismissed and subsequent appeal

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the holders of the Notes. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there had been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested, together with accrued and unpaid interest to the date of purchase.

A “Project Change of Control” is defined as the occurrence of any transaction as a result of which the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project asset.

On December 16, 2009, the Court dismissed all of the Noteholders’ claims against the Company and ordered the Noteholders to pay the Company its costs incurred with respect to the Application. In detailed reasons, the Court held that the Company and the Board acted reasonably and in accordance with its obligations to all stakeholders including the Noteholders. The Noteholders appealed this decision, which was heard in late April 2010.

On May 9, 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and awarded costs to Crystallex.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking indemnification of costs.

On June 16, 2010, the Company and the trustee agreed to a cost settlement to Crystallex of $0.8 million on account of Crystallex’s costs in defending the litigation. That payment was effected by netting against the July 15, 2010 semi-annual interest payment on the Notes. The Noteholders also signed a release in favour of the Company and its directors at the same time.

On May 26, 2011, the Company was served with a Notice of Application by certain holders of the Notes. The Noteholders were seeking a declaration from the court that there has been a “Project Change of Control” event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase. A hearing occurred on September 7, 2011, and on September 29, 2011 the court dismissed the Noteholders’ claim and awarded the Company costs of the proceedings.

On October 30, 2011, the Noteholders appealed the court’s decision to the Court of Appeal for Ontario. The Company is of the opinion that the court’s decision should be upheld, however, the outcome of the appeal cannot be determined at this time.

Proposed class action dismissed

The Company and certain officers and directors were named as defendants (the “Defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit were described as investors who acquired the Common Shares during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”). The complaint alleged that the Defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company. The complaint asserted that the Defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied. The proposed class action sought compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the Defendants, and a violation of Section 20A of the Exchange Act by one of the individual Defendants.

On March 28, 2011, the court dismissed this lawsuit in its entirety and without prejudice. The court allowed the plaintiffs to file a second amended complaint if they had reason to do so in good faith within 21 days of the court order. After the plaintiffs did not file a second amended complaint, the district court entered a final judgment closing the case on April 26, 2011.

On April 21, 2011, the plaintiffs appealed the court’s decision to dismiss the complaint. The appeal was dismissed by the United States Court of Appeals for the Second Circuit on May 24, 2011.

Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $0.7 million. Management has recorded a provision based on its best estimates of amounts that may need to be paid based on the experience with cases settled to date.

Creditor protection and restructuring

On December 23, 2011, the Company obtained an order from the Court for creditor protection under CCAA. As a result, all actions to enforce or otherwise effect payment or repayment of liabilities arising prior to December 23, 2011, and substantially all pending claims and litigation against the Company, are stayed as of such date.

The Monitor has applied to the Court to initiate a claims process whereby parties may assert claims against the capital applicants. As part of the claims process, the Monitor and ultimately the Court will rule on the legitimacy of any such claims. There is a potential for additional valid claims to be levied against the Company. However, the Company is not currently aware of any additional material possible claims.

Dividends

The Board has never declared a dividend and does not anticipate declaring a dividend in the forthcoming fiscal year.

B. Significant Changes

None.

ITEM 9: THE OFFER AND LISTING

A. Offer and Listing Details

Crystallex’s Common Shares trade in the United States on the OTC Markets under stock symbol “CRYFQ”. The tables below are based on information obtained from The TSX and from the Exchange prior to being delisted on January 6, 2012 and June 6, 2011, respectively.

The Toronto Stock

Exchange

Prices in Canadian Dollars

Fiscal Year Ended

	2011	2010	2009	2008	2007
High	0.32	0.827	0.55	2.9083	5.70
Low	0.05	0.27	0.17	0.10	1.86

Fiscal Quarter Ended

		March 31	June 30	Sept. 30	Dec. 31
2011	High	0.32	0.16	0.14	0.24
	Low	0.13	0.06	0.09	0.05
	Close	0.15	0.09	0.13	0.07
2010	High	0.40	0.82	0.47	0.39
	Low	0.27	0.32	0.36	0.29
	Close	0.32	0.42	0.37	0.31

Month Ended

	December 2012	November 2012	October 2012	September 2012	August 2012	July 2012
High	N/A	N/A	N/A	N/A	N/A	N/A
Low	N/A	N/A	N/A	N/A	N/A	N/A

	June 2012	May 2012	April 2012	March 2012	February 2012	January 2012
High	N/A	N/A	N/A	N/A	N/A	N/A
Low	N/A	N/A	N/A	N/A	N/A	N/A

The American Stock Exchange/OTC Markets

Prices in U.S. Dollars

Fiscal Year Ended

	2011	2010	2009	2008	2007
High	0.325	0.72	0.52	2.83	5.25
Low	0.05	0.25	0.13	0.10	1.87

Fiscal Quarter Ended

		March 31	June 30	Sept. 30	Dec. 31
2011	High	0.32	0.16	0.13	0.24
	Low	0.13	0.05	0.09	0.05
	Close	0.15	0.11	0.13	0.06
2010	High	0.40	0.77	0.46	0.39
	Low	0.25	0.31	0.34	0.28
	Close	0.33	0.40	0.38	0.31

Month Ended

	December 2012	November 2012	October 2012	September 2012	August 2012	July 2012
High	0.08	0.10	0.15	0.13	0.11	0.13
Low	0.07	0.07	0.10	0.09	0.09	0.10

	June 2012	May 2012	April 2012	March 2012	February 2012	January 2012
High	0.15	0.16	0.16	0.18	0.18	0.10
Low	0.10	0.10	0.11	0.10	0.08	0.05

Crystallex has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

B. Plan of Distribution

Not applicable.

C. Markets

Crystallex’s Common Shares trade on OTC Markets.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A. Share Capital

A summary of Common Shares, Common Share options and Common Share purchase warrants at January 25, 2013, are tabled below:

	January 25, 2013	December 31, 2011
Common Shares Issued	365,417,737	365,417,737
Common Share Options	18,902,900	20,425,233
Warrants	28,695,000	31,695,000

Fully Diluted Common Shares	413,015,637	417,537,970

The Company has 100 outstanding Class A Preference Shares issued in a series designated as Class A preference shares, Series 1 (“Series 1 Shares”) and are entitled, until a specified date, to receive notice of and to attend all meetings of shareholders and to vote, exclusively and separately as a class, on the basis of one vote per share, to nominate and elect two of the directors of the Company. The Series 1 Shares have no other voting rights except as provided under the Act. In addition, the Company has agreed to grant to Tenor the right to acquire shares of the Company which may be converted, on or after September 1, 2012, into such number of Common Shares that would be equal to 35% of the then issued and outstanding Common Shares.

B. Memorandum and Articles of Association

Crystallex is continued under the Act with corporation number 345631-5. Its articles contain no restrictions on the business that it may carry on. Neither Crystallex’s articles nor its by-laws contain any restriction on a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested provided that the director complies with the provisions of the Act. The Act requires a director who is a party to a material contract or proposed material contract with Crystallex or who is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Crystallex to disclose in writing to Crystallex, or request to have entered in the minutes of meetings of directors, the nature and the extent of his interest. Such a director is precluded under the Act from voting on any resolution to approve such a contract unless the contract falls within a specified list of exceptions. The Act provides that, subject to the articles, the by-laws or any unanimous shareholder agreement, the directors of a corporation may fix the remuneration of the directors of the corporation. Neither the articles nor the by-laws or of Crystallex restrict the power of the directors in this regard. Crystallex has no unanimous shareholder agreements. The Act provides that unless the articles or by-laws of or a unanimous shareholder agreement relating to a corporation otherwise provides, the directors may borrow money on the credit of the corporation and issue debt obligations of the corporation. Neither the articles nor the by-laws of Crystallex restrict the power of the directors in this regard. Neither the articles nor the by-laws of Crystallex contain any mandatory retirement provisions relating to the age of directors or any requirement that directors hold any specified number of shares of Crystallex.

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

The Class “A” preference shares and Class “B” preference shares are issuable in series. Each such series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the Board, subject to the provisions attached to the Class “A” preference shares as a class or the Class “B” preference shares as a class, as the case may be. The Class “A” preference shares and the Class “B” preference shares shall each rank ahead of the Common Shares with respect to the distribution of assets of Crystallex upon liquidation, dissolution or a winding-up. The Company has created and issued 100 Series 1 Shares, being the first series of the Class “A” preference shares. The Series 1 Shares are entitled, until a specified date, to receive notice of and to attend all meetings of shareholders and to vote, exclusively and separately as a class, on the basis of one vote per share, to nominate and elect two of the directors of the Company. The Series 1 Shares have no other voting rights except as provided under the Act. The Series 1 Shares are not entitled to dividends, and all such shares may be redeemed by the Company, following a specified date, for $100 in the aggregate. In the event of the liquidation, dissolution or winding up of the Company or other distribution of the property or assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series 1 Shares shall be entitled to receive, before any amount shall be paid or any property or assets of the Company distributed to the holders of the Common Shares, Class “B” preference shares or any other shares of the Company ranking after the Series 1 Shares, the amount of $1.00 per share. The Company has also authorized the first series of Class “B” preference shares, which consists of 35,000 shares which are designated as Class B Preference shares, Special LAC Series (the “Special LAC Shares”). The Special LAC Shares are also entitled to receive notice of and to attend all meetings of shareholders and to vote, exclusively and separately as a class, on the basis of one vote per share, to nominate and elect two of the directors of the Company; however the Series 1 Shares shall have no voting rights if and when the Special LAC Shares are outstanding. From and after September 1, 2012, the Special LAC Shares are also entitled to vote, on all matters requiring the vote of shareholders of the Company (other than the election of directors), including without limitation all such matters on which the holders of Common Shares of the Company are entitled to vote, and subject to the Act, on the basis of such number of votes per share such that if all 35,000 Special LAC Shares were outstanding such shares would be entitled to represent 35% of all votes that may be cast by all shareholders of the Company. The Special LAC Shares may be converted, on or after September 1, 2012, into such number of Common Shares that would be equal to 35% of the then issued and outstanding Common Shares. The holders of the Special LAC Shares and the holders of the Common Shares shall be entitled to share, pari passu, in any dividends, as and when declared by the Board, on the basis that the holders of the Special LAC Shares will be entitled to receive an amount per share equal to 0.001% of the aggregate amount of any dividend declared, and the holders of the Common Shares will be entitled to receive the remaining amount of such dividend. In the event of the liquidation, dissolution or winding up of the Company or other distribution of the property or assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Special LAC Shares shall be entitled, for each such share held by such holder, to receive out of the property and assets of the Company, before any amount shall be paid or any property or assets of the Company distributed to the holders of the Common Shares or any other shares of the Company ranking after the Special LAC Shares, $0.01 per share. Thereafter, the holders of the Special LAC Shares and the holders of the Common Shares shall be entitled to share, pari passu, in any distribution of the remaining assets of the Company on the basis that the holders of the Special LAC Shares will be entitled to receive an amount per share equal to 0.001% of the aggregate amount of the assets available for distribution to the holders of the Special LAC Shares and the Common Shares, and the holders of the Common Shares will be entitled to receive the remaining amount of such assets.

The rights of holders of Crystallex Common Shares may only be changed by articles of amendment. Articles of amendment require the passage of a special resolution of shareholders.

Subject to the Act, an annual meeting of holders of Common Shares must be held no later than 15 months after the date of the last annual meeting of shareholders. At such meeting, the audited consolidated financial statements of Crystallex must be put before the shareholders, the auditors of Crystallex will be appointed and the directors of Crystallex will be elected. Voting may be effected in person or by written proxy and the quorum for any shareholders meeting shall be not less than two persons holding or representing not less than 5 per cent of the total number of shares entitled to be voted at the meeting. This provision is different from the corporate law of many US states, and the effect of this provision is that these two shareholders could (provided they hold the requisite percentage of shares) take votes binding on behalf of all shareholders. On June 15, 2012, the Company obtained an order under the Act from the Court relieving the Company from any obligation to call and hold an annual meeting of its shareholders until further order of the Court.

There are presently no governmental laws, decrees, or regulations in Canada which impose limitations on the right of non-resident or foreign owners to hold or vote the Common Shares of Crystallex. However, the Investment Canada Act (the “ICA”), provides, among other things, that the acquisition of control (as defined in the ICA) of a corporation carrying on a Canadian business (as defined in the ICA) whose assets exceed certain prescribed thresholds (which may depend upon the nationality of the non-Canadian acquiring control) by a non-Canadian (as defined in the ICA) may be subject to the approval of the Canadian Minister of Industry. The ICA contains various provisions creating presumptions in determining whether a Canadian corporation is or becomes a non-Canadian. For example, if a Canadian corporation is controlled by a non-Canadian, the corporation becomes non-Canadian, and thereupon the acquisition of control of any other Canadian corporation by such corporation may be subject to the approval of the Canadian Minister of Industry. The ICA contains a rebuttable presumption that control is acquired if one third of the voting shares of a Canadian corporation are acquired by a non- Canadian person or entity. Crystallex carries on a Canadian business for purposes of the ICA. There is no provision under US corporate law similar to the ICA. The impact of the ICA may be to delay or prevent a change in Crystallex’s control to a non-Canadian person or entity.

Although not part of Crystallex’s articles or bylaws, Crystallex has adopted a rights plan that could have an effect or delaying, deferring, or preventing a change in control of Crystallex.

C. Material Contracts

The Credit Agreement is attached hereto as Exhibit 401. The employment contract between the Company and Robert Fung is attached hereto as Exhibit 4.2.

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

E. Taxation

The following summary describes the principal Canadian federal income tax consequences of acquiring, holding and disposing of Crystallex’s Common Shares generally applicable to purchasers of Crystallex’s Common Shares described below.

This summary is applicable only to a purchaser of Crystallex’s Common Shares (a “Holder”) who, (i) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), at all relevant times, is not and is not deemed to be, resident in Canada, deals at arm’s length with Crystallex, holds Crystallex’s Common Shares as capital property, does not hold or use and is not deemed or determined to hold or use Crystallex’s Common Shares in connection with the carrying on of a business in Canada or the performing of independent personal services in Canada, (ii) for the purposes of the Canada- US. Income Tax Convention (1980), as amended (the “Convention”), is at all relevant times resident in the United States, and (iii) is fully entitled to benefits under the Convention. This summary is not applicable to a Holder who is an organization exempt from tax in the United States and described in Article XXI of the Convention or who is a financial institution (within the meaning of the Tax Act) or insurer.

Crystallex’s Common Shares will generally be considered to be capital property to a purchaser unless the purchaser holds the shares in the course of carrying on a business or has acquired the shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is of a general nature only and is not intended to be, nor should it be, construed to be legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the Regulations thereunder (the “Tax Regulations”) and the Convention in force as of the date hereof, the current published administrative policies of Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein.

Dividends on Crystallex’s Common Shares

Dividends paid or deemed to be paid on Crystallex’s Common Shares to a Holder will be subject to withholding tax under the Tax Act, which tax is required to be deducted at source by Crystallex or its paying agent. Subject to the provisions of the Convention, the withholding tax rate for dividends is 25%. Under the Convention, the withholding tax rate is generally reduced to 15% or, if the Holder is a corporation that owns at least 10% of Crystallex’s voting stock, 5%.

If a Holder disposes of Crystallex Common Shares to Crystallex (unless they are purchased by Crystallex in the open market in the manner in which shares would normally be purchased by any member of the public), the Holder will be deemed to have received a dividend equal to the amount, if any, by which the consideration paid for the shares exceeds the “paid-up capital” of such shares. The amount of such dividend will be subject to Canadian withholding tax as described above and will be excluded from the Holder’s proceeds of disposition of such shares.

Capital Gains and Losses

Upon a disposition or deemed disposition by a Holder of Crystallex’s Common Shares, a capital gain (or loss) will generally be realized by the Holder to the extent that the proceeds of disposition, less reasonable costs of disposition, exceed (or are less than) the adjusted cost base of Crystallex’s Common Shares to such Holder. A Holder will not be subject to tax under the Tax Act on any capital gain realized on an actual or deemed disposition of a Crystallex Common Share unless the share is “taxable Canadian property” (as defined in the Tax Act) to the Holder and relief is not available under the Convention. Crystallex’s Common Shares will not be taxable Canadian property to a Holder unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not any such properties exist). In addition, if the disposition or deemed disposition of Crystallex’s Common Shares occurs at a time when such shares are listed on a “designated stock exchange” (within the meaning of the Tax Act), such shares will not be taxable Canadian property to a Holder unless, at any time during the 60 month period immediately preceding the disposition, such Holder, persons with whom such Holder did not deal at arm’s length, or such Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of Crystallex.

Under the Convention, a Holder will not be subject to Canadian tax on any capital gain realized on an actual or deemed disposition of Crystallex’s Common Shares unless (i) at the time of the disposition, the value of Crystallex’s Common Shares is derived principally from real property (including usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources, and rights to amounts computed by reference to the amount or value of production from such resources) situated in Canada and any options or similar rights in respect thereof, or (ii) the Holder was an individual resident in Canada (a) at any time during the ten years immediately preceding the disposition of such shares and (b) for 120 months during any period of twenty consecutive years preceding the disposition of such shares, and such shares were owned by the individual Holder when he or she ceased to be a resident of Canada and were not treated as having been disposed of by reason of such cessation.

F. Dividends and Paying Agents

Not applicable.

G. Statements By Experts

Not applicable.

H. Documents on Display

Copies of the documents referred to in this annual report may be inspected at Crystallex’s office at 8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5.

I. Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company continues to have activities in Venezuela, where currently there is an exchange control regime, and is exposed to currency risks from the exchange rate of the Venezuelan BsF relative to the U.S. dollar. In addition, some of the Company’s head office operations are transacted in Canadian dollars.

The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Currency risk is derived from monetary assets and liabilities denominated in Venezuelan BsF and Canadian dollars. The following table provides a sensitivity analysis of the positive(negative) impact on operations as a result of a hypothetical weakening or strengthening of the Venezuelan BsF and Canadian dollar relative to the U.S. dollar:

	December 31, 2011	December 31, 2010
Venezuelan BsF net monetary liabilities
15% increase in value	$(3,311)	$312
15% decrease in value	$3,311	$(312)
Canadian dollar net monetary assets
15% increase in value	$(130)	$(1,304)
15% decrease in value	$130	$1,304

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company is in default of the Notes, which were due December 23, 2011. Due to the commencement of CCAA proceedings, unsecured pre-petition liabilities of $110.2 million are classified as “Liabilities Subject to Compromise” on the Company’s Consolidated Balance Sheet as of December 31, 2011. The Liabilities Subject to Compromise are comprised of $100 million of Notes, accrued interest on the Notes of $4.4 million, a demand loan for $2.5 million and accounts payable and accrued liabilities of $3.3 million.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not Applicable

B. Crystallex Rights Plan

On June 30, 2012, the rights plan dated as of June 22, 2006 between the Company and CIBC Mellon Trust Company, as rights agent, the Old Rights Plan, (which was last reconfirmed by the shareholders of the Company at a shareholders’ meeting held on June 24, 2009) terminated in accordance with its terms as a result of the fact that the Company had obtained a Court order to delay its annual shareholders’ meeting and therefore the shareholders of the Company were not be able to reconfirm the Old Rights Plan as required by the terms thereof.

However, on March 16, 2012, the Company adopted a shareholder’s rights plan (the “New Rights Plan”). The Board adopted the New Rights Plan because the Old Rights Plan may not have adequately served the interests of the Company due to the changed circumstances of the Company, including the ongoing dispute between the Company and Venezuela which has led to the arbitration case between such entities and the filing for court protection by the Company under the CCAA. The New Rights Plan was not adopted in response to any proposal to acquire control of the Company. Under the New Rights Plan, take-over bids which meet certain requirements intended to protect the interests of all shareholders continue to be exempted from the dilutive aspects of the plan and are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. Although the New Rights Plan took effect immediately, the Company will submit the New Rights Plan for confirmation at the next meeting of shareholders; and the New Rights Plan will expire at the third annual meeting of shareholders thereafter. If the shareholders do not confirm the New Rights Plan at the next meeting of shareholders, the New Rights Plan will terminate and cease to be effective at that time. The effect of the New Rights Plan, when triggered, is that each current Crystallex shareholder (other than an “Acquiring Person” and certain persons related thereto) will have the right to purchase, for the exercise price of the rights, Crystallex’s Common Shares having a value (based on the then prevailing “market price”) equal to twice such exercise price (i.e., at a 50 percent discount). The exercise price of the rights will be equal to five times the prevailing “market price” at a specified time. The Board believes that the adoption of the New Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of Crystallex and its shareholders.

C. Not Applicable.

D. Not Applicable.

E. Not Applicable.

ITEM 15: CONTROLS AND PROCEDURES

The Company’s report, Management’s Responsibility for Consolidated Financial Statements, is included on Page 1 of the Company’s Financial Statements, a copy of which are included as Schedule Ato this Form 20-F.

The accompanying consolidated financial statements of the Company are the responsibility of management and the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Management has established processes which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

The Chief Financial Officer, in conjunction with Corporate Counsel, is responsible for annual and quarterly earnings releases and financial statements, quarterly reports and the management discussion and analysis of financial information (“MD&A”). All earnings releases, financial statements, quarterly reports and MD&A are reviewed first by the Disclosure Committee, then by the Audit Committee or the Board in advance of public release.

Crystallex maintains a small head office staff which by its very nature, at times, precludes the functioning of all internal controls most notably division of duties. To compensate for this situation as noted above, management, through the Chief Financial Officer and the Disclosure Committee, performs a thorough review of any and all financial information disclosed to the public markets. In addition, management’s review is verified or amendments are made following the completion of a review by the Audit Committee. The Chief Financial Officer also supervises and monitors all internal systems and controls on a day to day basis.

There have been no other changes in Crystallex’s controls and procedures from December 31, 2011 to the date of this filing.

Crystallex’s President and Chief Executive Officer and Chief Financial Officer have evaluated these controls and procedures within the past 90 days and have concluded that these controls and procedures are effective in that they provide timely and complete disclosure to Crystallex’s stakeholders.

ITEM 16: RESERVED

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

As a result of its review of corporate governance and the adoption and approval of the Corporate Governance Statement, the membership of Crystallex’s Audit Committee now consists of three directors, all of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors) and financially literate (i.e., have the ability to read and understand a set of financial statements that present a breadth and complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of Crystallex).

Mr. Robin Shah, a member of the Audit Committee, is a financial expert (i.e., has past employment experience in complex credit analysis and current experience supervising the principal financial officer in the preparation of financial statements) within the meaning of applicable U.S. securities laws. Mr. Shah is independent as defined in the listing standards under 17 CFR 240 10A-3.

ITEM 16B: CODE OF ETHICS

The Crystallex Code of Business Conduct and Ethics, is included as Exhibit 11 to this Form 20-F Annual Report.

Crystallex, on April 15, 2004, adopted a Corporate Governance Statement. The corporate governance practices described in the Statement have been developed taking into account recent and proposed changes in corporate governance standards applicable to Crystallex in Canada and the United States. Crystallex believes that its corporate governance practices comply with the guidelines of the TSX and the rules of the Exchange currently applicable to it. In accordance with the Statement, Crystallex has also adopted a Code of Business Conduct and Ethics, which applies to all Directors, Officers, and Employees of Crystallex, a copy of which is available on the Company’s website at www.crystallex.com. In the implementation of the Corporate Governance Statement, Crystallex has further taken the following actions:

a)	It has reconstituted the Board committees so that the Board now has the following committees:

i)	Audit Committee – Composed of three Directors

ii)	Nominating and Compensation Committee – Composed of three Directors

iii)	Corporate Governance Committee – Composed of three Directors

iv)	Finance and Risk Management Committee – Composed of four Directors

b)	It has established the following management committee:

i)	Disclosure Committee – Composed of the Chief Executive Officer, President, and a designated representative of the Board

c)	Disclosure Concerning Director Independence

The Nominating and Governance Committee has assessed the independence of each of the directors and reported the results of its assessment to the Board. Based on the report of the Nominating and Governance Committee and the application of the criteria set out in the National Instrument 52-110 “Audit Committees” as reflected in the Policy on Independence of Directors, the Board has determined that three of the five current directors are independent: Messrs. Kay, Near and Shah.

The following sets out the directors who are not independent and describes the basis for that determination:

i) Robert A. Fung serves as Chair of the Company and Chief Executive Officer. Mr. Fung is not independent.

ii) Marc J. Oppenheimer provides oversight and consulting services and has served as President and Chief Executive Officer (1995 – 2003) of the Company. Because of his consulting services, Mr. Oppenheimer is not independent.

The independent directors hold meetings or portions thereof at which non-independent directors and members of management are not present on an as needed basis and regularly hold meetings with the non-independent Chair of the Company, without management present. There were eight independent directors-only meetings held since the beginning of the Company’s most recently completed financial year.

d)	It has prepared and approved:

i)	Charters for the Board, Board Committees and Management Committees incorporating current and anticipated requirements of corporate governance regulations and policies

ii)	Position descriptions for the Vice Chair and Chief Executive Officer

iii)	A policy on the independence of Directors

iv)	A Corporate Governance Statement

v)	A Code of Business Conduct and Ethics

vi)	A Statement of Policies and Procedures with respect to confidentiality, disclosure, insider trading and tipping and insider reporting.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the fees billed to the Company from its external auditor, PricewaterhouseCoopers LLP, by category, for the years ended December 31, 2011 and December 31, 2010:

Category of Fees	December 31, 2011	December 31, 2010
Audit fee(1)	$392,772	$695,304
Audit-related fee(2)	$102,802	$97,343
Tax fee(3)	$10,181	$—
All other fees(4)	$75,272	$85,387

Total	$581,034	$878,484

All of the fees in the table above were pre-approved by the Audit Committee. For a description of the audit committees pre-approval process see item 6(c) on page 28.

(1)	Audit fees include the PWC audit of the year end consolidated financial statements for Crystallex International Corporation.
(2)	The audit-related fees includes services in 2011, and 2010, for the review of the unaudited interim quarterly consolidated financial statements of Crystallex.
(3)	Tax fees in 2011 include services for tax advice related to refinancing.
(4)	Includes services for IFRS in 2011 and 2012. Also 2010 includes services in relation to a financing prospectus.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT

Not Applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G: CORPORATE GOVERNANCE

Not Applicable.

ITEM 17: FINANCIAL STATEMENTS

See Item  18: Financial Statements

ITEM 18: FINANCIAL STATEMENTS

Audited consolidated financial statements for the fiscal years ending December 31, 2011, and 2010, are annexed to this report, as Schedule A.

ITEM 19: EXHIBITS

1.1 Articles of Incorporation, as amended

1.2 Bylaws

2.1 Shareholders rights plan (a)

2.2 Note Indenture(b)

2.3 First Supplemental Indenture(c)

4.1 Senior Secured Credit Agreement, dated as of April 23, 2012, by and between Crystallex International Corporation and Tenor Special Situation Fund 1, LLC (d)

4.2 Employment Contract with Robert Fung

8.	List of subsidiaries of Crystallex International Corporation

11.	Code of business conduct and ethics

12.1 Certification of Chief Executive Officer of the Company

12.2 Certificate of Chief Financial Officer of the Company

15.1 Audit Committee Charter

(a)	Incorporated by reference to Crystallex International Corporations Form 6-K filed on March 21, 2012 (File No. 001-14620)
(b)	Incorporated by reference to Crystallex International Corporations filing of December 23, 2004 on the System for Electronic Document Analysis and Retrieval (SEDAR – Canadian Securities Administrators)
(c)	Incorporated by reference to Crystallex International Corporations filing of December 23, 2004 on the System for Electronic Document Analysis and Retrieval (SEDAR – Canadian Securities Administrators)
(d)	Incorporated by reference to Crystallex International Corporations Form 6-K filed on April 30, 2012 (File No. 001-14620)

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Crystallex International Corporation

/s/ Robert Crombie
Robert Crombie, President

January 30, 2013
Date

Crystallex International Corporation

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

(Under Creditor Protection Proceedings as of December 23, 2011 – see Notes 1, 2 & 3)

(See Note 1 regarding the going concern uncertainties)

Crystallex International Corporation

Crystallex International Corporation

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Crystallex International Corporation (the “Company”) are the responsibility of management and the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the consolidated financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions, which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Management has established processes which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders. The consolidated financial statements have been audited by PricewaterhouseCoopers LLC. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

DATED this 12 day of July 2012.

Crystallex International Corporation

Per: (signed) “Robert Fung”	Per: (signed) “Robert Crombie”
Name: Robert Fung	Name: Robert Crombie
Title: Chief Executive Officer	Title: President, acting as Chief Financial Officer

Independent Auditor’s Report

To the Shareholder Crystallex International Corporation

We have audited the accompanying consolidated financial statements of Crystallex International Corporation and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ deficiency, and cash flows for the years ended December 31, 2011 and 2010 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Crystallex International Corporation and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with IFRS as issued by the International Accounting Standards Board.

2

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

July 12, 2012

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Consolidated Statements of Financial Position

(US$ thousands)

	December 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Assets
Current assets
Cash and cash equivalents	2,434	16,128	6,897
Restricted cash (Note 10)	—	—	4,688
Accounts receivable	297	1,042	1,877
Prepaid expenses, deposits and other assets	1,807	1,442	547
Equipment held for sale (Note 10 )	1,990	—	3,180

	6,528	18,612	17,189

Non-current assets
Property, plant and equipment (Note 9)	—	33,200	39,203
Value-added taxes recoverable (Net of provision for recovery of $2,369 - Dec 2010 - $2,171 and Jan 2010 - $Nil)	—	—	1,736

Total assets	6,528	51,812	58,128

Liabilities
Current liabilities
Demand Bank loan (Note11)	1,326	930	—
Accounts payable and accrued liabilities	7,897	11,094	9,086
Promissory note	—	—	894
Demand loan (Note 12)	—	2,500	—
Notes payable (Note 13)	—	95,035	—
Warrants – derivative financial instruments (Note 16)	3	445	2,305
Asset retirement obligation (Note 14)	1,465	798	—
Liabilities subject to compromise (Note 3)	110,194	—	—

	120,885	110,802	12,285

Asset retirement obligation (Note 14)	9,099	2,655	2,872
Notes payable (Note 13)	—	—	90,639

Total liabilities	129,984	113,457	105,796

Shareholders’ deficiency
Share capital (Note 15)	588,807	588,745	561,751
Contributed surplus	30,860	30,372	28,707
Deficit	(743,123)	(680,762)	(638,126)

Total shareholders’ deficiency	(123,456)	(61,645)	(47,668)

Total liabilities and shareholders’ deficiency	6,528	51,812	58,128

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 26)

Subsequent events (Note 29)

(See accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors

// Robert Fung, Director                                                                                                           // Harry Near, Director

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Consolidated Statements of Loss and Comprehensive Loss

For the year ended December 31, 2011 and 2010

(US$ thousands, except per share data)

	Year ended December 31,
	2011 $	2010 $
(Expenses) income
General and administrative (Note 20)	(20,200)	(12,187)
Reorganization items – Net (Note 3)	(1,319)	—
Foreign currency exchange gain (Note 8)	135	936
Litigation costs, net of recoveries (Note 21)	(253)	319

	(21,637)	(10,932)

Finance income (Note 22)	486	5,551
Finance expense (Note 22)	(14,265)	(14,111)

Net finance expense	(13,779)	(8,560)

Loss from continuing operations	(35,416)	(19,492)
Loss from discontinued operations net of income taxes (Note 7)	(26,945)	(23,144)

Net loss and comprehensive loss for the year	(62,361)	(42,636)

Loss per common share from continuing operations – Basic and diluted (Note 18)	(0.10)	(0.06)
Loss per common share from discontinued operations – Basic and diluted (Note 18)	(0.07)	(0.07)

Loss per common share – Basic and diluted	(0.17)	(0.13)

Weighted average number of common shares outstanding	365,134,988	330,297,171

(See accompanying notes to the consolidated financial statements)

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Consolidated Statements of Changes in Shareholders’ Deficiency

(US$ thousands)

	Share capital $	Contributed surplus $	Deficit $	Total $
Balance – January 1, 2010	561,751	28,707	(638,126)	(47,668)
Public offering	26,994	—	—	26,994
Net loss and comprehensive loss	—	—	(42,636)	(42,636)
Equity portion of demand loan (Note 12)	—	200	—	200
Stock - based compensation (Note 17)	—	1,465	—	1,465

Balance – December 31, 2010	588,745	30,372	(680,762)	(61,645)

Balance – January 1, 2011	588,745	30,372	(680,762)	(61,645)
Directors fees	62	—	—	62
Net loss and comprehensive loss	—	—	(62,361)	(62,361)
Stock - based compensation (Note 17)	—	488	—	488

Balance – December 31, 2011	588,807	30,860	(743,123)	(123,456)

(See accompanying notes to the consolidated financial statements)

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Consolidated Statements of Cash Flows

For the years ended December 31, 2010 and 2011

(US$ thousands)

	2011 $	2010 $
Cash flow provided by (used in)
Operating activities
Net loss for the period	(62,361)	(42,636)
Adjusted for: net loss from discontinued operations	26,945	23,144
Items not affecting cash:
Interest accretion	4,965	4,596
Stock-based compensation	488	1,392
Directors fees paid in shares	62	—
Gain on revaluation of warrants	(442)	(5,472)
Unrealized foreign currency exchange loss	48	(512)
Change in non-cash working capital:
(Increase) decrease in accounts receivable	(210)	602
(Increase) in prepaid expenses, deposits and other assets	(1,317)	(804)
Increase (decrease) in accounts payable and accrued liabilities and liabilities subject to compromise	7,147	(76)

Net cash used in operating activities from continuing operations	(24,675)	(19,766)
Net cash used in operating activities from discontinued operations (Note 7)	(4,191)	(753)

Net cash used in operating activities	(28,866)	(20,519)

Investing activities
Investment in property, plant and equipment	(2,437)	(11,402)
Proceeds from sale of equipment	17,238	2,794

Net cash provided by (used in) investing activities	14,801	(8,608)

Net cash provided by investing activities from continuing operations	—	—
Net cash provided by (used in) investing activities from discontinued operations (Note 7)	14,801	(8,608)

Financing activities
Decrease in restricted cash	—	4,688
Proceeds from demand loan (Note 12)	—	2,500
Proceeds from bank loan (Note 11)	4,611	2,953
Repayment of bank loan (Note 11)	(4,215)	(2,023)
Repayment of promissory note	—	(894)
Issuance of common shares and warrants (Note 15)	—	30,605

Net cash provided by financing activities from continuing operations	396	37,829
Net cash provided by financing activities from discontinued operations	—	—

Net cash provided by financing activities	396	37,829

(Decrease) increase in cash and cash equivalents from continuing operations	(24,279)	18,063
Increase (decrease) in cash and cash equivalents from discontinued operations	10,610	(9,361)

(Decrease) increase in cash and cash equivalents	(13,669)	8,702

Effects of exchange rate changes on cash and cash equivalents	(25)	529
Cash and cash equivalents - beginning of period	16,128	6,897

Cash and cash equivalents - end of period	2,434	16,128

Supplemental disclosures with respect to cash flows (Note 23). (See accompanying notes to the consolidated financial statements)

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

1.	Nature of operations and going concern

Crystallex International Corporation (“Crystallex” or the “Company”) is a Canadian-based company, with a history of acquiring, exploring, developing and operating mining properties. The Company is domiciled in Canada with a registered office at 8 King Street East, Suite 1201, Toronto, Ontario, Canada, M5C 1B5. The Company’s common shares trade in the United States on the OTC Markets (Symbol: CRYFQ).

The Company’s principal focus since 2002 was the exploration and development of the Las Cristinas gold properties (“Las Cristinas or the “Las Cristinas Project”) located in Bolivar State in south-eastern Venezuela. Crystallex entered into a Mine Operating Contract (the “MOC”) in September 2002 with the Corporación Venezolana de Guayana (the “CVG”). The MOC granted Crystallex exclusive rights to develop and operate the Las Cristinas Project. Following the issuance of the MOC, the Company worked to bring the Las Cristinas Project to a “shovel ready” state. The Company completed all of the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”), while maintaining compliance with the terms of the MOC. Notwithstanding the Company’s fulfillment of the requisite conditions, Venezuela’s approval of the Environmental Impact Study and assurances that the Permit would be issued, in April 2008 MinAmb denied the Company’s request for the Permit.

On November 24, 2008, Crystallex wrote to the Venezuelan Minister of Mines to notify it of a dispute under the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). Subsequently, the CVG unilaterally terminated the MOC on February 3, 2011, despite having confirmed the validity of the MOC in August 2010.

On February 16, 2011, the Company filed a Request for Arbitration against Venezuela before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) pursuant to the Treaty. On March 9, 2011, the Request for Arbitration was registered by ICSID.

At the initial hearing on December 1, 2011 the arbitral tribunal appointed under the rules of the additional facility of ICSID agreed upon a schedule of written submissions and set the final oral hearing date.

Based upon the schedule set for the claim, Crystallex filed its first written submission with ICSID on February 10, 2012. Venezuela’s first written submission is now due to be filed on November 2, 2012, with a translation to be filed by November 23, 2012. Both parties will file additional submissions in 2013, Crystallex on March 22, 2013 (with a translation to follow by April 12, 2013) and Venezuela on August 09, 2013 (with a translation to follow on August 30, 2013) with the final oral hearing set for November 11 – 22, 2013 in Washington, D.C.

Crystallex claims that Venezuela breached the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. Crystallex is currently seeking the restitution by Venezuela of its investments, including reinstatement of the MOC, the issuance of the Permit and compensation for interim losses suffered, or, alternatively full compensation for the value of its investments in Las Cristinas in an amount in excess of US$3.4 billion.

On December 23, 2011 (the “Filing Date”) the Company voluntarily applied for and obtained an order (“Initial Order”) from the Ontario Superior Court of Justice (Commercial List) (“the Court”) granting protection under the Companies’ Creditors Arrangement Act (“CCAA”).The Company sought protection under the CCAA as it was unable to pay $100,000 of senior unsecured notes which became due on December 23, 2011 (see Note 13). Protection was also granted in the United States under Chapter 15 of the US Bankruptcy Code. The Company did not apply for court protection in Venezuela. Ernst & Young Inc. was appointed by the Court as Monitor in the CCAA proceedings (the “Monitor”). The Company is provided with the authority to, among other things, continue operating its business (subject to Monitor and/or Court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (the “Plan”) in order to operate an orderly restructuring of its business and

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

1.	Nature of operations and going concern (continued)

financial affairs, in accordance with the terms of the Initial Order. All persons having agreements with the Company for the supply of goods and services must continue to provide goods and services in the normal course of business, and no person shall discontinue, fail to honour, alter, interfere with, repudiate, resiliate, cancel, terminate or cease to perform any right, renewal right, contract, agreement, license or permit in favour of or held by the Company, except with written consent of the Company and the Monitor, or with the leave of the Court.

The Initial Order also provided for a general stay of proceedings for an initial period of 30 days, which was subsequently extended to September 11, 2012 and is subject to further extension by the Court. The Initial Order may be further amended by the Court on motions from the Company, their creditors and other interested parties. For additional information see Note 2.

The Company engaged an independent financial advisor with the approval of the Monitor in an effort to raise debtor-in-possession (“DIP”) financing. The financing is required by the Company to continue to operate throughout the CCAA process and to continue to prosecute its arbitration claim against Venezuela. On April 16, 2012, the Court issued an order approving a $36 million DIP Facility and as a result the Company entered into a senior secured credit agreement dated April 23, 2012, (the “Credit Agreement”) (see Note 29).

The CCAA proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a comprehensive restructuring plan. The CCAA proceedings have had a direct impact on Crystallex’s business and have compounded the Company’s operational risks. The actions and decisions of the Company’s creditors and other third parties with interests in the CCAA proceedings may be inconsistent with the Company’s plans and therefore could cause actual events to differ materially from those contemplated by the Company. Since the Company has filed for and been granted creditor protection for the purpose of reorganizing and continuing normal business operations, the consolidated financial statements continue to be prepared using the going concern basis, which assumes that Crystallex will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. It is not possible to predict the outcome of the CCAA proceedings and, as such, as more fully described in note 2, confirmation by the court of a plan or plans of reorganization that satisfies the requirements of the CCAA.

As at December 31, 2011, the Company had negative working capital of $114.4 million, including cash and cash equivalents of $2.4 million. Although the CCAA proceedings and DIP financing arrangements allow the Company to stabilize its operations, it is not possible to predict the outcome of these proceedings or to have any assurance the Company will be successful in the restructuring process. Management estimates that proceeds from the DIP Facility and from additional equipment sales will be sufficient to meet its forecast expenditures until the conclusion of the Company’s arbitration claim with Venezuela. However, there can be no assurance that the amount of cash available under the DIP Facility will be sufficient to fund day to day operations during the proceedings under the CCAA and the restructuring costs associated with operating under the CCAA. If the DIP Facility amounts are insufficient to meet liquidity requirements, the Company will have to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on acceptable terms. Failure to secure necessary additional financing would have a material adverse impact on the Company’s continuing operations. It is also not possible to predict the outcome of the Arbitration claim against Venezuela or to have any assurance that Crystallex will be successful in obtaining restitution of its investment in the Las Cristinas Project and the granting of Permit based on the applicable provisions of the Treaty and current ICSID case law.

These material uncertainties raise substantial doubt as to the ability of the Company to continue as a going concern. The Company may be unable to realize its assets or discharge its liabilities in the normal course of business, and may incur significant dilution to the holdings of existing shareholders in any restructuring and financing. Further, a court approved plan in connection with the CCAA proceedings could materially change the carrying amounts and classifications reported in the consolidated financial statements. (See Note 2).

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

1.	Nature of operations and going concern (continued)

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The Company was delisted by the NYSE AMEX on June 1, 2011. The decision was unsuccessfully appealed by the Company and in a letter dated August 10, 2011 from the NYSE Amex it was noted that, “The Staff had reached this determination, based on Section 1002(c) of the Company Guide, which provides that a stock may be delisted from the Exchange if the issuer ceases to be an operating company, and Section 1003(c)(1) of the Company Guide, which further provides that the Exchange should consider delisting a stock “if the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as ... condemnation, seizure or expropriation.”

On December 7, 2011 the Company was advised by the Toronto Stock Exchange that it no longer met its original listing requirements, as it had discontinued a substantial portion of its business. The Company unsuccessfully appealed this decision and was subsequently delisted on January 6, 2012 (see Note 29).

2.	Creditor Protection Proceedings

Overview

As discussed in Note 1, “Nature of Operations and Going Concern,” the Company initiated the CCAA proceedings on December 23, 2011 in order to enable it to pursue reorganization efforts under the protection of the CCAA. The Company remains in possession of its assets and is continuing to operate the business as “debtors in possession” under the jurisdiction of the Courts and in accordance with the applicable provisions of the CCAA. In general, the Company is authorized to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the approval of the Court or the Monitor, as applicable.

The commencement of the CCAA proceedings constitutes an event of default under substantially all pre-petition debt obligations, and those debt obligations became automatically and immediately due and payable by their terms, although any action to enforce such payment obligations is stayed as a result of the commencement of the CCAA proceedings. Due to the commencement of the CCAA proceedings, unsecured pre-petition liabilities of $110,194 are included in “Liabilities subject to compromise” in the Consolidated Balance Sheets as of December 31, 2011 (see Note 3).

Reorganization Process

General

The Court has issued a variety of orders on either a final or interim basis intended to support the Company’s business continuity throughout the restructuring process.

The Company has retained legal and financial professionals to advise it on the CCAA proceedings and may, from time to time, retain additional professionals, subject to any applicable Court approval.

Under the terms of the Initial Order, Ernst &Young Inc. serves as the court-appointed Monitor under the CCAA proceedings.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

2.	Creditor Protection Proceedings (continued)

Stay of proceedings

Subject to certain exceptions under the CCAA, the Company’s filings and the Initial Order, automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Company and its property to recover, collect or secure a claim arising prior to the filing of the CCAA proceedings. Thus, for example, most creditor actions to obtain possession of property for the Company, or to create, perfect or enforce any lien against their property, or to collect on monies owed or otherwise exercise rights or remedies with respect to a pre-petition claim, are enjoined unless and until the Court lifts such stay.

The Company began notifying all known current or potential creditors regarding these filings shortly after the commencement of the CCAA proceedings.

Rejection and repudiation of contractual obligations

Pursuant to the Initial Order issued on December 23, 2011, the Company has the right to, among other things, repudiate or reject agreements, contracts or arrangements of any nature whatsoever, whether oral or written, subject to the approval of the Monitor or further order of the Court.

Any description of an agreement, contract, unexpired lease or arrangement in these notes to the consolidated financial statements must be read in light of these overriding rights pursuant to the CCAA.

Since initiating the CCAA proceedings, the Company has engaged and will continue to engage in a review of their various agreements in light of the overriding rights described above.

Plan or plans of reorganization

In order to successfully exit the CCAA, the Company will be required to propose and obtain approval from affected creditors and confirmation by the Courts of a plan or plans of reorganization that satisfies the requirement of the CCAA. An approved plan or plans of reorganization would resolve pre-petition obligations, set forth the revised capital structure of the newly reorganized entity and provide for corporate governance following the Company’s exit from the CCAA.

The Initial Order provides for a general stay of proceedings for an initial period of 30 days. The Court extended the stay proceedings several times and the stay is currently scheduled to expire September 11, 2012. The Initial Order provides that a plan or plans of reorganization under the CCAA must be filed with the Court before the termination of the stay of proceedings or such other time or times as may be allowed by the Court. Third parties could thereafter seek permission to file a plan or plans of reorganization. In addition to being voted on by the required majority of affected creditors, a plan or plans of reorganization must satisfy certain requirements of the CCAA and must be approved or confirmed by the Court in order to become effective.

The timing of filing a plan or plans of reorganization by the Company will depend on the timing and outcome of numerous other ongoing matters in the CCAA proceedings. The Company is using its best efforts to pursue confirmation of the plan or plans of reorganization and seeking confirmation thereof by the Court. There can be no assurance that a plan or plans of reorganization will be supported and approved by affected creditors and confirmed by the Court or that any such plan will be implemented successfully.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

2.	Creditor Protection Proceedings (continued)

Under the priority scheme established by the CCAA, unless creditors agree otherwise, pre-petition liabilities and post-petition liabilities must be satisfied in full before shareholders are entitled to receive any distribution or retain any property under a plan or plans of reorganization. The ultimate recovery to creditors and/or shareholders, if any, will not be determined until confirmation of a plan or plans of reorganization. No assurance can be given as to what values, if any, will be ascribed to each of these constituencies or what types or amounts of distributions, if any, they will receive. A plan or plans of reorganization could result in holders of liabilities, receiving no distribution on account of their interests and cancellation of their holdings.

In addition, a plan or plans of reorganization could further result in the cancellation of all common stock for nominal or no consideration.

Significant Accounting Policies Relevant to Creditor Protection Proceedings

The Company has distinguished transactions and events that are directly associated with the reorganization process from the ongoing operations of the business as follows:

Reorganization items, net

Professional fees related to part of working towards a comprehensive restructuring plan and other expenses directly related to or resulting from the reorganization process under the CCAA proceedings have been recorded in “Reorganization items, net” in the Consolidated Statements of Loss and Comprehensive Loss.

Liabilities subject to compromise

Liabilities subject to compromise primarily represent unsecured pre-petition liabilities of the Company that are subject to impairment as part of a plan or plans of reorganization and as a result, are subject to settlement at lesser amounts. Generally, actions to enforce or otherwise effect payment of such liabilities have been stayed by the Court. Such liabilities are classified separately from other liabilities in the Consolidated Balance Sheets as “Liabilities subject to compromise” and are recorded at the amounts expected to be allowed as claims by the Courts, whether known or potential claims, under a plan or plans of reorganization, even if the claims may be settled for lesser amounts.

Liabilities subject to compromise remain subject to future potentially material adjustments arising from negotiated settlements, and actions of the Court.

The classification of liabilities as “not subject to compromise” versus “subject to compromise” is based on currently available information and analysis. As the CCAA proceedings continue and additional information and analysis is completed or as the Court rules on relevant matters, the classification of amounts between these two categories may change. The amount of any such changes could be significant.

3.	Creditor Protection Proceedings Related Disclosures

Reorganization items, Net

Reorganization items, Net for the year ended December 31, 2011 were $1,319 and were entirely comprised of professional fees directly related to the CCAA proceedings.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

3.	Creditor Protection Proceedings Related Disclosures (continued)

Liabilities subject to compromise

Liabilities subject to compromise of the debtors of the Company as of December 31, 2011 were comprised of unsecured pre-petition accounts payable and accrued liabilities in the amount of $3,306, notes payable of $100,000, demand loan payable of $2,500 and accrued interest of $4,388.

	2011 $	2010 $
Pre-petition accounts payable and accrued liabilities	3,306	—
Notes payable (Note 13)	100,000	—
Demand loan (Note 12)	2,500	—
Accrued interest	4,388	—

	110,194	—

4.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in compliance with IFRS. Subject to certain transition elections and exceptions disclosed in note 6, the Company has consistently applied the accounting policies used in the preparation of its opening IFRS statement of financial position at January 1, 2010 throughout all periods presented, as if these policies had always been in effect. Note 6 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

5.	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements, following the adoption of IFRS, are described below. These policies have been consistently applied to all the years presented unless otherwise stated.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial assets and liabilities to fair value, including derivative instruments.

Critical estimates and judgement

The preparation of financial statements in conformity with IFRS requires management to make estimates judgements and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those estimates, and those differences could be material.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

5.	Significant accounting policies (continued)

In addition to the appropriateness of the assumption of using the going concern basis of accounting (see Note 1), significant estimates used include those relating to the net realizable value of equipment held for sale (see note 10), value-added taxes recoverable and payable in Venezuela, and tax provisions. In addition significant estimates in cost, the timing of expenditures, discount rates and changes in environmental and regulatory requirements are used in the determination of the present values of asset retirement obligations (see note 14).

Consolidation

The financial statements of the Company consolidate the accounts of Crystallex International Corporation and its subsidiaries. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Subsidiaries are those entities which Crystallex International Corporation controls by having the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is obtained by Crystallex International Corporation and would be deconsolidated from the date that control ceases.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Crystallex International Corporation group subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company has determined that the United States dollar (“US$”) is the functional currency of the parent and each of its subsidiaries.

These consolidated financial statements are presented in US$.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of loss and comprehensive loss.

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and: (a) represents a separate major line of business or geographical area of operations; (b) is part of a single plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale. Losses of discontinued operations are disclosed separately from continuing operations with comparatives being represented in the statement of loss and comprehensive loss.

Assets held for sale

Assets are classified as held for sale when the carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

5.	Significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Restricted cash

Restricted cash is cash which is not available, by agreement, for general operating purposes.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)	Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of loss and comprehensive loss. Gains and losses arising from changes in fair value are presented in the statement of loss and comprehensive loss within finance income and finance expense in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current.

(ii)	Loans and receivables: Loans and receivables including restricted cash and deposits are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment loans and receivables which are expected to be settled in less than one year are classified as current. Cash and cash equivalents, restricted cash and accounts receivable and deposits have been classified as loans and receivables.

(iii)	Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable, bank loans, promissory notes, demand loans and notes payable. Accounts payable are initially recognized at the amount required to be paid less, when material, a discount to reduce payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(iv)	Derivative financial instruments: The Company has issued warrants that are treated as derivative liabilities. All derivatives are included on the balance sheet within warrants or other liabilities and are classified as current or non-current based on contractual terms specific to the instrument. Gains and losses on re-measurement are included in finance income or finance expense.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

5.	Significant accounting policies (continued)

Impairment of financial assets: At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

a)	Financial assets carried at amortized cost: The loss is the difference between the amortized costs of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

b)	Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in the statement of loss and comprehensive loss.

Mineral properties and deferred exploration and development expenditures

Mineral exploration and evaluation costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be impairment in value. Once a mine has achieved commercial production, mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Impairment of non-financial assets

Property, plant and equipment and other non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to a periodic impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGU’s). The recoverable amount is the higher of a CGU’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Asset retirement obligations and provisions

Provisions for environmental restoration, where applicable, are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

5.	Significant accounting policies (continued)

Estimated environmental provisions, comprising rehabilitation and mine closure, are based on the Company’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognized as and when the environmental liability arises and is re-evaluated annually. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognized is classified, as an expense.

Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value using a pre-tax rate that reflects current market measurements of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance expense.

Stock - based compensation

The Company recognizes compensation expense for stock options based on the estimated fair value at the grant date using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective option. In estimating fair value, management is required to make certain assumptions and estimates regarding such items as the life of options, volatility and forfeiture rates. Changes in the assumptions used to estimate fair value could result in materially different estimated results.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect to previous years.

Deferred tax is accounted for using the liability method whereby deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the asset can be recovered. Deferred income tax assets and liabilities are presented as non-current.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted LPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

5.	Significant accounting policies (continued)

Accounting standards issued but not yet applied

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”).

This standard was issued in November 2009 and it addresses the classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard earlier than required.

International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with earlier adoption permitted. IFRS 10 will have no impact on the Company’s financial statements.

International Financial Reporting Standard 12, Disclosure of Interests in Other Entities (“IFRS 12”)

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirement for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirement for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard nor determined whether it will adopt the standard earlier than required.

International Financial Reporting Standard 13, Fair Value Measurements (“IFRS 13”)

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specific circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 13 on its financial statements.

IAS 28 Investments in Associates and Joint Ventures

In June 2011, the IASB amended IAS 28, Investments in Associates and Joint Ventures, previously IAS 28, Investment in Associates. The amended IAS 28 sets out the accounting for investments in associates and the requirements for application of the equity method when accounting for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is assessing the impact of this new standard on it consolidated financial statements.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

5.	Significant accounting policies (continued)

Certain comparative figures have been reclassified to conform to the current period’s presentation.

6.	Transition to IFRS

The effect of the Company’s transition to IFRS, described in Note 4, is summarized as follows:

(i)	Transition elections

(ii)	Reconciliation of shareholders’ deficiency as previously reported under Canadian GAAP to IFRS

(iii)	Reconciliation of consolidated statements of loss and comprehensive loss as previously reported under Canadian GAAP to IFRS

(iv)	Explanatory notes

(i)	Transition exemptions

The Company has applied the following transition exemptions from full retrospective application of IFRS:

As described in Note 6(iv)
Cumulative translation adjustment	(a)
Asset retirement obligations	(d)
Business combinations	(f)
Stock-based compensation	(g)
Borrowing costs	(h)

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

6.	Transition to IFRS (continued)

(ii)	Reconciliation of shareholders’ deficiency as previously reported under Canadian GAAP to IFRS

	December 31, 2010				January 1, 2010
	As described in Note 6 (iv)	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
Assets
Current assets
Cash and cash equivalents		16,128	—	16,128	6,897	—	6,897
Restricted cash					4,688		4,688
Accounts receivable	c	108	934	1,042	780	1,097	1,877
Prepaid expenses, deposits and other assets	c	1,435	7	1,442	515	32	547
Equipment held for sale		—	—	—	3,180	—	3,180
Discontinued operations	c	941	(941)	—	1,129	(1,129)	—

		18,612	—	18,612	17,189	—	17,189
Non-current assets
Property, plant and equipment		33,200	—	33,200	39,203	—	39,203
Value-added taxes recoverable		—	—	—	1,736	—	1,736

		51,812	—	51,812	58,128	—	58,128
Liabilities
Current liabilities
Accounts payable and accrued liabilities	c	9,528	1,566	11,094	8,043	1,043	9,086
Notes payable		95,035	—	95,035	—	—	—
Promissory note		—	—	—	894	—	894
Bank loan		930	—	930	—	—	—
Demand loan		2,500	—	2,500	—	—	—
Warrants	b	—	445	445	—	2,305	2,305
Current portion of asset retirement obligation	d	—	798	798	—	—	—
Discontinued operations	c	2,364	(2,364)	—	1,043	(1,043)	—

		110,357	445	110,802	9,980	2,305	12,285
Non-current liabilities
Notes payable		—	—	—	90,639	—	90,639
Asset retirement obligation	d	—	2,655	2,655	—	2,872	2,872
Discontinued operations	c	2,081	(2,081)	—	2,217	(2,217)	—

		112,438	1,019	113,457	102,836	2,960	105,796
Shareholders’ deficiency
Share capital		588,745	—	588,745	561,751	—	561,751
Contributed surplus	b	40,643	(10,271)	30,372	35,366	(6,659)	28,707
Accumulated other comprehensive income	a	11,959	(11,959)	—	11,959	(11,959)	—
Deficit	a/b	(701,973)	21,211	(680,762)	(653,784)	15,658	(638,126)

		(60,626)	(1,019)	(61,645)	(44,708)	(2,960)	(47,668)

		51,812	—	51,812	58,128	—	58,128

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

6.	Transition to IFRS (continued)

(ii)	Reconciliation of shareholders’ deficiency as previously reported under Canadian GAAP to IFRS

	As described in Note 6 (iv)	Dec 31, 2010 $	Jan 1, 2010 $
Deficit
Deficit as reported under Canadian GAAP		(701,973)	(653,784)

Cumulative translation adjustment	a	11,959	11,959
Revaluation of warrants	b	9,826	4,354
Asset retirement obligation	d	(574)	(655)

Deficit as reported under IFRS		(680,762)	(638,126)

(iii)	Reconciliation of consolidated statements of loss and comprehensive loss as previously reported under Canadian GAAP to IFRS

		Year ended December 31, 2010
	As described in Note 6 (iv)	Cdn GAAP	Adj	IFRS
(Expenses) income
General and administrative	c	(12,187)	—	(12,187)
Litigation costs, net of recoveries		319	—	319
Foreign currency exchange gain (loss)	c	949	(13)	936
Write-down of property, plant and equipment	c	(18,929)	18,929	—
Provision for value-added taxes recoverable	c	(2,171)	2,171	—

		(32,019)	21,087	(10,932)
Finance income	b	79	5,472	5,551
Finance expense		(14,111)	—	(14,111)

Net interest expense		(14,032)	5,472	(8,560)

Loss from continuing operations		(46,051)	26,559	(19,492)
Loss from discontinued operations	c	(2,138)	(21,006)	(23,144)

Net loss and comprehensive loss		(48,189)	5,553	(42,636)

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

6.	Transition to IFRS (continued)

(iv)	Explanatory notes:

a)	In accordance with IFRS transitional provisions, the Company has elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. Accumulated other comprehensive income has been decreased and deficit has been decreased by $11,959.

b)	The warrants entitle the holder to acquire a fixed number of common shares for a fixed Canadian dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The Company has recorded these changes in finance income in the statement of loss and comprehensive loss.

Under Canadian GAAP, the warrants were classified as equity and changes in fair value were not recognized. This change in accounting increased liabilities at January 1, 2010 by $2,305, and December 31, 2010 by $445, reduced contributed surplus at January 1, 2010 by $6,659, and December 31, 2010 by $10,271 and reduced the deficit at January 1, 2010 by $4,354, and December 31, 2010 by $9,826.

c)	Discontinued operations:

The determination and classification of discontinued operations under IFRS at transition differs from the treatment applicable under Canadian GAAP and as a result the former El Callao operations were no longer classified as discontinued operations. Accordingly, the asset, liability and expenditures accounts, previously reported as discontinued operations in the financial statements are no longer reported as such as the former operations at El Callao are not considered to be discontinued operations at transition, under IFRS.

d)	Asset retirement obligations (see also Note 14):

In accordance with IFRS 1, the Company elected to take the exemption from full retroactive application of IFRS to asset retirement obligations on the transition date. IAS 37 requires the use of management’s best estimate of the Company’s cash outflows, rather than fair value measurement on initial recognition under Canadian GAAP, and requires provisions to be updated at each balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments.

e)	Adjustment to the statement of cash flows:

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

f)	Business combinations:

The Company may elect under IFRS 1 to retrospectively apply IFRS 3 Business Contributions or to not restate business combinations prior to a selected date chosen by the Company. The Company has applied the business combinations exemption in IFRS 1. Hence, it has not restated any business combinations that took place prior to January 1, 2010.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

6.	Transition to IFRS (continued)

g)	Stock-based compensation:

In accordance with IFRS 1 transitional provisions, the Company has elected to apply the exemption from full retrospective application of IFRS 2 share-based payments with respect to unvested share options granted to directors, employees and others prior to transition. On review of the Company’s practices and transactions, no adjustments were required.

h)	Borrowing costs:

In accordance with IFRS 1 transitional provisions, the Company has elected under IAS 23 to capitalize borrowing costs relating to qualifying assets from January 1, 2010 onward.

7.	Discontinued operations

As a result of the actions of the Government of Venezuela (Note 1) in terminating the MOC and the subsequent transfer to the CVG of the Las Cristinas property and receipt of the certificate of delivery on April 5, 2011, the Company has determined that its Venezuelan operations including the Las Cristinas project and the former El Callao operation are to be accounted for as discontinued operations as required by IFRS 5.

The results of discontinued operations for the years December 31, 2011 and 2010 are as follows:

	Years ended December 31,
	2011 $	2010 $
(Expenses) income
Operations expenses	(11,894)	(1,632)
Foreign currency exchange gain (loss)	21	(354)
Write-down of equipment held for sale	(13,227)	(6,389)
Write-down of mineral property	(696)	(12,540)
Provision for value-added taxes recoverable	(1,144)	(2,171)

	(26,940)	(23,086)

Finance expense – accretion of asset retirement obligation	(5)	(58)
Income tax recovery	—	—

Loss from discontinued operations	(26,945)	(23,144)

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

7.	Discontinued operations (continued)

Cash flows from discontinued operations included in the consolidated statements of cash flows are as follows:

	December 31, 2011 $	December 31, 2010 $
Cash flow provided by (used in)
Operating activities
Loss from discontinued operations for the period	(26,945)	(23,144)
Items not affecting cash:
Write-down of property, plant and equipment	13,923	18,929
Increase in asset retirement obligations	7,106	756
Accretion of asset retirement obligations	5	58
Provision for value-added taxes recoverable	1,144	2,171
Unrealized foreign currency exchange (gain)	(21)	(342)
Change in non-cash working capital:
(Increase) decrease in accounts receivable	(1)	187
Decrease in prepaid expenses, deposits and other assets	647	—
(Decrease) increase in accounts payable and accrued liabilities	(49)	632

Net cash used in operating activities	(4,191)	(753)

Investing activities
Investment in property, plant and equipment	(2,437)	(11,402)
Proceeds from sale of equipment	17,238	2,794

Net cash provided by investing activities	14,801	(8,608)

Increase in cash and cash equivalents from discontinued operations	10,610	(9,361)

8.	Venezuelan operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate. This was done due to the increasing spread between the official exchange rate and the parallel exchange rate, and the Company’s inability to access the official rate.

The Venezuelan subsidiaries have a US dollar functional currency. As a result of the US dollar functional currency, monetary assets and liabilities denominated in BsF generate foreign exchange gains or losses.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market. Therefore, continued use of the parallel rate to translate BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system; Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). The SITME imposes volume restrictions on the conversion of BsF to US dollar (and vice versa), currently limiting such activity to a maximum equivalent of $350 per month.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

8.	Venezuelan operations (continued)

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at September 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar effective September 30, 2010.

Venezuelan subsidiaries had approximately $5,864 of net monetary liabilities denominated in BsF as at December 31, 2011. For every $1,000 of net monetary liabilities denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would increase/(decrease) the Company’s loss by approximately $150.

9.	Property, plant and equipment

	December 31, 2011
	Mining Equipment $	Mineral Properties $	Total $
Cost
Balance at beginning of period, January 1, 2011	40,197	309,609	349,806
Additions	—	696	696
Reclassification to equipment held for sale	(40,197)	—	(40,197)

Balance at December 31, 2011	—	310,305	310,305

Write-down
Balance at beginning of period, January 1, 2011	6,997	309,609	316,606
Additions	—	696	696
Reclassification to equipment held for sale	(6,997)	—	(6,997)

Balance at December 31, 2011	—	310,305	310,305

Net book value
Balance at beginning of period, January 1, 2011	33,200	—	33,200
Additions	—	—	—
Reclassification to equipment held for sale	(33,200)	—	(33,200)

Balance at December 31, 2011	—	—	—

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

9.	Property, plant and equipment (continued)

	December 31, 2010
	Mining Equipment $	Mineral Properties $	Total $
Cost
Balance at beginning of year	39,203	297,069	336,272
Additions	—	12,540	12,540
Reclassification from equipment held for sale	994	—	994

Balance at December 31, 2010	40,197	309,609	349,806

Write-down
Balance beginning of year	—	297,069	297,069
Additions	6,389	12,540	18,929
Reclassification from equipment held for sale	608	—	608

Balance at December 31, 2010	6,997	309,609	316,606

Net book value December 31, 2010	33,200	—	33,200

On December 31, 2009, the Company assessed the Las Cristinas Project for impairment and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a non-cash write-down of the carrying value should be recorded as at December 31, 2009 based on certain impairment triggers noted including, but not limited to, the permitting delays described in Note 1. The Company determined that, among other things, the uncertainty regarding the Permit had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project and on recoverability of the carrying value of the asset. Accordingly, the Company recorded a non-cash write-down of $297,069 as at December 31, 2009 relating to all mineral property costs, except the carrying value of the remaining mining equipment.

The Company conducted similar impairment assessments as at the end of each quarter in 2010 and for similar reasons to those indicated above; the Company recorded additional non-cash write-downs totalling $12,540.

In February of 2011, the Company ceased capitalization of expenditures on Las Cristinas due to the termination of the MOC. For January 2011, a final impairment assessment resulted in a non-cash write-down of $696. These write-downs of the Las Cristinas project are based on accounting principles only, and are thus without prejudice to the legal qualifications that Venezuelan measures may be given under Venezuelan or International law, including the Treaty.

Subsequent to the termination of the MOC, all additional costs related to Las Cristinas are recorded in discontinued operations expenses.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

10.	Equipment held for sale

Fair value less cost of sale was determined based on a range of estimated future net cash flows expected to arise from the future sale of the mine equipment, on the basis that this represents management’s likely course of action. The Company commenced a process to sell its remaining mining and milling equipment currently held in storage related to the Las Cristinas Project. There are, however, no assurances that the sale process will be successful and, if it were successful, there are no assurances as to the amount or timing of any potential proceeds.

	December 31, 2011		December 31, 2010
Balance at beginning of period	$—		$3,180
Transfer to property, plant and equipment (Note 9)	—		(386)
Transfer from property, plant and equipment (Note 9)	33,200		—
Write-down (Note 7)	(13,227)		—
Disposals	(17,983	)(a)	(2,794	)(b)

Balance as at December 31, 2011	$1,990		—

(a)

During 2011 the Company made equipment sales on June 28 for proceeds of $16,958 less commission of $1,350, on September 13, 2011 for proceeds of $1,825 less commission of $49 and on December 19 for proceeds of $631 less commission of $32. The proceeds of sale approximated the carrying values of the assets subsequent to previous write-downs.

(b)	During 2009, the Company sold mining equipment for net proceeds of $12,361 from which $4,688 was restricted to pay the scheduled January 15, 2010 interest obligation on the Notes described in Note 12.

As at December 31, 2009, the Company was in the process of selling additional mining equipment with a net book value of $4,416 and recorded a write-down of $1,236 based on estimated net realizable value of $3,180. In December 2009, the Company received an advance of $894 from the auctioneer who subsequently sold the majority of this equipment in April 2010 for $2,794. The Company issued to the auctioneer a demand promissory note for $894 bearing interest at the Bank of America, Australia, Bank Bill Buying semi-annual rate plus 4%, which was secured by the underlying equipment. The Company repaid the promissory note and related interest charges from the auction proceeds.

In June 2010, the Company decided not to proceed further with the sale of equipment with a net book value of $386 (cost of $994 less write-down of $608) which was reallocated to mining equipment prior to the write-down recorded at December 31, 2010.

11.	Demand bank loan

At December 31, 2011, the Company’s Venezuelan Branch had a bank loan of $1,326 (December 2010: $930) to fund operations. This demand bank loan bears interest at 19% per annum and is secured by cash collateral. Interest expense of $180 has been recorded in 2011 (2010 - $204).

	December 31, 2011	December 31, 2010
Opening balance	$930	$—
Increase	4,611	2,953
Repayments	(4,215)	(2,023)

Closing balance	$1,326	$930

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

12.	Demand loan

In early 2010, the Company commenced negotiations with China Railway Resources Group Co. Ltd. (“CRRC”) to create a strategic partnership for the development of Las Cristinas. The proposed transaction was never completed. During these negotiations, CRRC loaned Crystallex $2,500 with an interest rate of 6%, which is repayable on demand and ranks subordinate to the Notes described in Note 13. At the time of the loan advance, it was contemplated that, upon closing of the proposed transaction with CRRC, the loan would be convertible at the option of CRRC into common shares of Crystallex at a price of Cdn$0.40 per common share of Crystallex. The conversion feature of the loan was ascribed a fair value of $200 using the Black-Scholes option pricing model and recorded as contributed surplus. The residual liability component of the loan of $2,300 was accreted up to its face value using the effective interest method, and, accordingly, interest accretion of $200 was recorded during the year ended December 31, 2010 as a component of interest expense.

Following the initial order of December 23, 2011 and commencement of creditor protection proceedings the $2,500 principle of the demand loan along with accrued unpaid interest of $272 was transferred to Liabilities Subject to Compromise ( Note 3).

	December 31, 2011	Dec 31, 2010
Opening balance	$2,500	$—
Increase	—	2,500
Transfer to Liabilities subject to compromise (Note 3)	(2,500)	—

Closing balance	$—	$2,500

13.	Notes payable

In conjunction with a unit offering on December 23, 2004 comprising notes and shares, the Company issued $100,000 of senior unsecured Notes with a coupon rate of 9.375% due on December 23, 2011 and 6,500,000 in aggregate shares, for net proceeds of $75,015 after expenses and implicit equity proceeds allocation. Interest is payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2005.

The initial carrying value of the Notes was derived from a unit structure that contained both a Note and a share component. As a result, the share component was determined based on the fair value of the common shares issued with the unit offering, calculated at $21,450 with $78,550 being the discounted fair value of the Notes. The discounted fair value of the Notes, net of expenses, is accreted up to the face value of the Notes using the effective interest method over its seven-year term, with the resulting charge recorded to interest finance expense. Interest accretion of $4,965 (2010 - $4,396) on the Notes was recorded during the year ended December 31, 2011 as a component of interest expense.

Following the Initial Order of December 23, 2011 and commencement of CCAA proceedings, the principal of the $100 million Notes payable along with accrued unpaid interest of $3,876 was transferred to Liabilities Subject to Compromise (Note 3).

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

13.	Notes payable (continued)

The change in the carrying value of the notes payable during the year ended December 31 is as follows:

	December 31, 2011	Dec 31, 2010
Opening balance at January 1	$95,035	$90,639
Accretion	4,468	3,796
Amortization of financing fees	497	600
Transfer to liabilites subject to compromise (Note 3)	(100,000)	—

Closing balance	$—	$95,035

14.	Asset retirement obligations

The Company plans to address remediation of its asset retirement obligations for Las Cristinas and Revemin during the next 12 months and estimates total remediation costs of $1,465.

The Company has updated its asset retirement obligation estimate for the former LaVictoria mining operation based on a letter from the Venezuelan Government dated December 9, 2011 confirming the final scope of the reclamation activities required for LaVictoria. Total undiscounted estimated costs of $9,405 have been discounted by a risk free rate of 0.95% give an estimated asset retirement obligation of $9,099.

A 10% change in the discount rate, assuming all other variables remain constant, would result in a liability change of $30. A 10% change in the undiscounted remediation estimate, assuming all other variables remain constant, would result in a liability change of $1,056. A 10% change in the foreign exchange rate of the BSF from the official rate of 4.3 BSF to the US$ assuming all other variables remain constant would result in a liability change of $1,000.

The Company has not been able to measure with sufficient reliability its asset retirement obligation at its former Tomi mining operation at December 31, 2011. Following the shutdown of mining operations at Tomi in 2008 the Company was instructed by the Ministry of Mines not to perform any reclamation work until the government determined what it wanted to do with the Tomi concession. Subsequent to these instructions, mining operations were restored by the Venezuelan state mining company and then shutdown again after a short period of time.

As a result the Company is not able to estimate the scope nor timing of the reclamation activities which will be required at Tomi and therefore no asset retirement obligation has been recognized at December 31, 2011. There could be a future material adjustment in respect of the Company’s asset retirement obligation at Tomi.

The movement of the asset retirement obligations during years ended December 31, 2010 and 2011 is as follows:

Asset retirement obligations are as follows:

	December 30, 2011	December 31, 2010
Asset retirement obligations, beginning of year	$3,453	$2,872
Reclamation expenditures	(380)	(233)
Accretion expense	5	58
Revision in estimated cash flows	7,486	756

Asset retirement obligations, end of period	10,564	3,453
Less current portion	1,465	798

	$9,099	$2,655

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

15.	Share capital

Authorized
Unlimited common shares, no par value
Unlimited Class A preference shares, no par value
Unlimited Class B preference shares, no par value
Issued

	Number of Shares	Amount $
Balance January 1, 2010	294,817,719	561,751
Public offering, June 30, 2010	70,000,000	26,994

Balance December 31, 2010	364,817,719	588,745

Director remuneration plan	600,000	62
Share exchange	18	—

Balance December 31, 2011	365,417,737	588,807

Financing transaction

On June 30, 2010, the Company completed a public offering of 70 million units at Cdn $0.50 per unit for gross proceeds of Cdn $35,000 (US$33,000).

Each unit consisted of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of Cdn $0.70 which expired June 30, 2011.

The net proceeds received by the Company, after payment of issuance costs of $2,396, was $30,605, of which $26,994 was recorded as share capital and $3,611 was recorded as warrants – derivatives financial instruments. The warrants were valued using Black-Scholes Valuation model assuming expected dividend yield, risk-free interest rate, expected life and volatility of 0.0%, 0.70%, 12 months and 108.34% respectively.

Shareholder rights plan

On June 24, 2009, the shareholders of the Company approved the continuation of the Company’s shareholder rights plan (the “Rights Plan”), which was previously approved on October 30, 2006. The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company’s annual meeting in 2016. The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any takeover bid for the Company and to provide the board of directors and shareholders with sufficient time to fully consider any unsolicited takeover bid. The Rights Plan also provides the board of directors with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid.

Pursuant to the Rights Plan, one right (a “Right”) is attached to each outstanding common share of the Company held by shareholders of record at the close of business on the record date. The Rights will separate from the common shares at the time that is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Company) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Rights Plan.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

15.	Share capital (continued)

In order to constitute a permitted bid, an offer must be made in compliance with the Rights Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further period of ten business days.

On March 16, 2012 the Company announced that its Board of Directors voted to adopt an additional rights plan, and on June 25, 2012, the Company announced that the Rights Plan had terminated. (See Note 29)

16.	Warrants

As at December 31, 2011 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Exercise price December 31, 2011	Number of warrants (thousands)
$0.29 (Cdn$0.30)	3,000	(a)
$2.89 (Cdn$3.00)	16,445	(b)
$4.25	12,250	(c)

	31,695

a)	These warrants expired on April 23, 2012.
b)	These warrants expire six months following the date that is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.
c)	These warrants become exercisable for an 18-month period commencing on the date which is 45 days following the receipt of the permit for the Company’s Las Cristinas Project

Derivative liability (see also Note 6 iv (b))

Under IFRS, warrants with an exercise price in a currency other than the functional currency are to be recorded as a derivative liability and carried at fair value. The liability is re-measured at each reporting date with the change in value recorded as finance income or finance in the consolidated statement of loss and comprehensive loss. The warrants were valued using the Black-Scholes valuation model assuming expected divided yield, risk-free interest rate, expected life and volatility of 0.0%, 0.97%, 4 months and 129% respectively.

The change in the derivative liability for the year ended December 31, 2011 is as follows:

Warrants	Issued	Expired	Outstanding	Fair value estimate at Dec 31, 2010	Fair value estimate adjustments	Fair value estimate at Dec 31, 2011
Cdn$0.70	35,000	(35,000)	—	35	(35)	—
Cdn$0.30	3,000	—	3,000	410	(407)	3
Cdn$3.00	16,445	—	16,445	—	—	—

	54,445	(35,000)	19,445	445	(442)	3

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

16.	Warrants (continued)

The change in the derivative liability for the year ended December 31, 2010 is as follows:

Warrants	Issued	Fair value estimate at Jan 1, 2010	Issued	Fair value estimate adjustments	Fair value estimate at Dec 31, 2010
Cdn$0.70	—	—	3,611	(3,576)	35
Cdn$0.30	3,000	860	—	(450)	410
Cdn$3.00	16,445	1,445	—	(1,445)	—

	19,445	2,305	3,611	(5,471)	445

17.	Stock Options

Effective June 24, 2009, shareholders of the Company approved a Fixed Share Option Plan (the “New Plan”), which provides for the granting of a maximum 8,000,000 stock options to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. Under the New Plan, the exercise price of each stock option cannot be less than the closing price of the Company’s common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant. Stock options have a life of up to ten years and may vest immediately, or over periods ranging from one year to three years. In addition, the directors of the Company may permit an optionee to elect to receive, without payment by the optionee of any additional consideration, common shares equal to the value of stock options surrendered.

Effective June 22, 2011, shareholders of the Company approved an increase in the number of stock options in the New Plan, authorizing an additional 3,000,000 stock options (on June 23, 2010 shareholders had approved an increase of 5,000,000 stock options) to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. As at December 31, 2011, 14,957,900 stock options were granted under the New Plan.

As at December 31, 2011, stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding stock options			Exercisable stock options
Range of exercise prices (Cdn$)	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (Cdn$)	Number exercisable (thousands)	Weighted average exercise price (Cdn$)
$0.10	3,880	8.13	0.10	3,880	0.10
$0.24	6,175	5.44	0.24	6,175	0.24
$0.45	4,903	6.68	0.45	4,903	0.45
$1.90 to $2.60	1,359	0.85	2.21	1,359	2.21
$3.00 to $3.57	2,638	2.24	3.14	2,638	3.14
$4.05 to $4.87	1,470	3.78	4.62	1,470	3.78

	20,425	5.59	1.08	20,425	1.08

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. The estimated fair value of the stock options is expensed over their respective vesting periods. The fair value of stock options granted was determined using the following assumptions.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

17.	Stock Options (continued)

Year ended December 31,	2011	2010
Risk-free interest rate	2.25%	1.7%
Expected life (years)	3	3
Expected volatility over expected life	120%	127%
Expected dividend rate	0%	0%
Weighted average fair value of stock options granted	$0.07	$0.33

The fair value compensation recorded for stock options that have vested for the year ended December 31, 2011 was $488 (2010 - $1,292) of which $488 (2010 - $1,218) was expensed and $Nil (2010 - $74) was capitalized to mineral properties prior to the write-down described in Note 9.

A summary of the outstanding stock options as at December 31 and changes during each of the years then ended are as follows:

	Year ended December 31,
	2011		2010
	Number of options (thousands)	Weighted average exercise price (Cdn$)	Number of options (thousands)	Weighted average exercise price (Cdn$)
Balance, beginning of period	18,397	1.49	15,254	1.94
Issued	3,880	0.10	4,903	0.45
Expired or forfeited	(1,852)	3.07	(974)	2.48

Balance, end of period	20,425	1.08	19,183	1.53

18.	Loss per share

Basic loss per share is calculated by dividing the net loss for the period attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the year:

	Year ended December 31,
	2011 $	2010 $
Loss from continuing operations	(35,416)	(19,492)
Loss from discontinued operations net of income taxes	(26,945)	(23,144)

Loss for the period	(62,361)	(42,636)

Weighted average number of outstanding shares	365,134,988	330,297,171

Basic and diluted (loss) per common share from continuing operations	(0.10)	(0.06)
Basic and diluted (loss) per common shares from discontinued operations	(0.07)	(0.07)
Basic and diluted (loss) per common share	(0.17)	(0.13)

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

18.	Loss per share (continued)

Diluted loss per share equals basic loss per share as, due to losses incurred in both periods, there is no dilutive effect from outstanding stock options and warrants.

19.	Income taxes

A reconciliation between tax expense and the product of accounting profit multiplied by the Company’s domestic tax rate for the years ended December 31, 2011 and December 31, 2010 is as follows:

	Years ended December 31
	2011	2010
Statutory tax rate	27.03%	28.93%

Loss from continuing operations	$(35,416)	$(19,492)

Income tax benefit	$(9,573)	$(5,639)
Change in unrecognized deductible temporary differences	4,653	(1,315)
Change in foreign exchange rates	2,966	(6,171)
Non-deductible (non-taxable) items	1,954	2,449
Reduction in losses carry forward	—	10,676

Total income tax expense (recovery)	$—	$—

The 2011 statutory tax rate of 27.03% differs from the 2010 statutory tax rate of 28.93% because of the reduction in both federal and Ontario substantively enacted tax rates.

Deferred income tax

Significant components of the Company’s deductible temporary differences for which no deferred tax asset is recognized are shown below:

	Year ended December 31,
	2011	2010
Deferred income tax assets:
Losses carry forward	$55,992	$49,769
Financing fees	638	1,091
Asset retirement obligations	3,362	979
Property, plant and equipment	83,732	88,211

	$143,724	$140,050

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

19.	Income taxes (continued)

At December 31, 2011 the Company had the following non-capital losses for income tax purposes which may be used to reduce future taxable income:

	Country
Year of Expiry	Canada	Venezuela
2012	$—	$3,560
2013	$—	$802
2014	$17,169	$1,344
2015	$36,099	$—
2016	$27,531	$—
2027	$24,387	$—
2028	$23,611	$—
2029	$23,722	$—
2030	$20,230	$—
2031	$43,461	$—

	$216,210	$5,706

20.	General and administrative expenses

	Year ended December 31,
	2011 $	2010 $
Professional fees	(14,658)	(5,038)
Salaries and Benefits	(3,028)	(2,835)
Stock option expense	(488)	(1,292)
Insurance expense	(751)	(720)
Other	(1,275)	(2,302)

General and administrative expense	(20,200)	(12,187)

21.	Litigation costs, net of recoveries

	Year ended December 31,
	2011 $	2010 $
Litigation costs	(294)	(446)
Recoveries	41	765

Litigation costs, net of recoveries	(253)	319

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

22.	Finance income and expense

During the year, the Company earned and expensed the following:

	Year ended December 31,
	2011 $	2010 $
Unrealized gain on revaluation of warrants	442	5,472
Other finance income	44	79

Finance income	486	5,551

Interest on notes payable	(14,115)	(13,771)
Other finance expense	(150)	(340)

Finance expense	(14,265)	(14,111)

Net finance expense	(13,779)	(8,560)

23.	Supplemental disclosures with respect to cash flows

Cash paid during the year ended December 31:

	2011	2010
For interest	$9,376	$9,376
For income taxes	$—	$—

24.	Segmented information

The Company has one operating segment, which is the exploration and development of mineral properties.

25.	Risk management

Credit risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company’s credit risk is primarily attributable to cash that is held with major Canadian chartered banks.

The Company is exposed to the credit risk of Venezuelan banks, which hold cash for the Company’s Venezuelan operations. The Company limits its exposure to this risk by maintaining minimal cash balances to fund the immediate needs of its Venezuelan subsidiaries.

Currency risks

The Company continues to have activities in Venezuela, where currently there is an exchange control regime, and is exposed to currency risks from the exchange rate of the Venezuelan BsF relative to the U.S. dollar. In addition, some of the Company’s head office operations are transacted in Canadian dollars.

The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Currency risk is derived from monetary assets and liabilities denominated in Venezuelan BsF and Canadian dollars.

The following table provides a sensitivity analysis of the positive/(negative) impact on operations as a result of a hypothetical weakening or strengthening of the Venezuelan BsF and Canadian dollar relative to the U.S. dollar:

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

25.	Risk management (continued)

	December 31, 2011	December 31, 2010
Venezuelan BsF net monetary liabilities
15% increase in value	$(3,311)	$312
15% decrease in value	$3,311	$(312)
Canadian dollar net monetary assets
15% increase in value	$(130)	$(1,304)
15% decrease in value	$130	$1,304

Liquidity risk

The Company faces liquidity risk to the extent that it will be unable to settle liabilities as they come due. In order to manage this risk, management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows and expenditures.

Due to the filing under CCAA, certain debt is in default and has been reclassified as liabilities subject to compromise. The Company does not anticipate that it will be required to make payments during the pendency of the CCAA proceedings. See Notes 1, 2 and 3 for further discussion.

The maturities of the Company’s financial liabilities are as follows:

	1 month	1 to 3 months	3 months to 1 year	1 year to 5 years	Liabilities subject to compromise
Current liabilities	$739	$738	$7,746	$—	$—
Liabilities subject to compromise (Note 3)	—	—	—	—	110,194

Total	$739	$738	$7,746	$—	$110,194

As a result of the CCAA proceedings, all actions to enforce or otherwise effect payment or repayment of liabilities arising prior to the Filing Date are stayed as of the Filing Date. Absent further order from the Court, no party may take any action to recover on pre-petition claims against the Company. It is not possible to predict the outcome of the CCAA proceedings, which renders the discharge of liabilities subject to significant uncertainty.

The Company is currently developing a restructuring plan under the supervision of the Court. Pre-petition liabilities will be dealt with in the context of the Plan.

The Company will utilize the proceeds from the Tenor DIP loan (Note 29) as a source of liquidity during the CCAA proceedings. Proceeds from the sale of equipment held for sale may also provide a source of liquidity.

Fair value

As at December 31, 2011, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities, bank loan, demand loan payable, notes and warrants denominated in Cdn$. These warrants denominated in Cdn$ are measured at fair value, and the assurance level of the inputs going into the valuation are classified as Level 2. Accounts receivables, accounts payable and certain accrued liabilities, bank loan and demand loan payable are measured at amortized costs and their fair values approximate carrying value due to their short-term nature. The Notes are classified as other financial liabilities and are measured at amortized cost.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

25.	Risk management (continued)

Risks related to creditor protection and restructuring

On December 23, 2011, the Company was granted an Initial Order from the Court granting the Company creditor protection under the CCAA. Pursuant to Initial Order the Company is provided with authority to, among other things, file with the Court and submit to its creditors a plan of compromise or arrangement under the CCAA and operate an orderly restructuring of its business and financial affairs, in accordance with the terms of the Initial Order. The Monitor was appointed by the Court to monitor the business and financial affairs of the Company and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Company in connection with its restructuring and reporting to the Court on the state of the business and financial affairs of the Company and on development in the CCAA proceedings, as the Monitor considers appropriate.

In light of the CCAA proceedings, it is possible that the Company’s shares may have no value, and following the approval of, a restructuring plan of arrangement, there is a significant risk the Company’s shares could be cancelled. There is also a risk that if the Company fails to successfully implement a plan of arrangement within the time granted by the Court, substantially all of its debt obligations will become due and payable immediately, which would in all likelihood lead to the liquidation of the Company.

26.	Commitments and contingencies

Actions by Noteholders dismissed and subsequent appeal

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the holders of the Notes. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there had been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested, together with accrued and unpaid interest to the date of purchase.

A “Project Change of Control” is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset.

On December 16, 2009, the Ontario Superior Court of Justice dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex its costs incurred with respect to the Application. In detailed reasons, the court held that Crystallex and its board of directors acted reasonably and in accordance with its obligations to all stakeholders including the Noteholders. The Noteholders appealed this decision, which was heard in late April 2010.

On May 9, 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and awarded costs to Crystallex.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking indemnification of costs.

On June 16, 2010, the Company and the trustee agreed to a cost settlement to Crystallex of $0.8 million on account of Crystallex’s costs in defending the litigation. That payment was effected by netting against the July 15, 2010 semi-annual interest payment on the Notes. The Noteholders also signed a release in favour of the Company and its directors at the same time.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

26.	Commitments and contingencies (continued)

On May 26, 2011, the Company was served with a Notice of Application by certain holders of the Notes. The Noteholders were seeking a declaration from the court that there has been a “Project Change of Control” event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase. A hearing occurred on September 7, 2011, and on September 29, 2011 the court dismissed the Noteholders’ claim and awarded the Company costs of the proceedings.

On October 30, 2011, the Noteholders appealed the court’s decision to the Court of Appeal for Ontario. The Company is of the opinion that the court’s decision should be upheld however, the outcome of the appeal cannot be determined at this time.

Proposed class action dismissed

The Company and certain officers and directors were named as defendants (the “Defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit were described as investors who acquired the Company’s common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”). The complaint alleged that the Defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company. The complaint asserted that the Defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied. The proposed class action sought compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the Defendants, and a violation of Section 20A of the Exchange Act by one of the individual Defendants.

On March 28, 2011, the court dismissed this lawsuit in its entirety and without prejudice. The court allowed the plaintiffs to file a second amended complaint if they had reason to do so in good faith within 21 days of the court order. After the plaintiffs did not file a second amended complaint, the district court entered a final judgement closing the case on April 26, 2011.

On April 21, 2011, the plaintiffs appealed the court’s decision to dismiss the complaint. The appeal was dismissed by the United States Court of Appeals for the Second Circuit on May 24, 2011.

Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $0.7 million. Management has recorded a provision based on its best estimates of amounts that may need to be paid based on the experience with cases settled to date.

Creditor protection and restructuring

On the Filing Date the Company obtained an order from the Court for creditor protection under CCAA. As a result, all actions to enforce or otherwise effect payment or repayment of liabilities arising prior to the Filing Date, and substantially all pending claims and litigation against the Company, are stayed as of the Filing Date.

The Monitor will be applying to the Court to initiate a claims process whereby parties may assert claims against the capital applicants. As part of the claims process, the Monitor and ultimately the Court will rule on the legitimacy of any such claims. There is a potential for additional valid claims to be levied against the Company. However, the Company is not currently aware of any additional material possible claims.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

27.	Compensation of key management

Key management includes the Company’s directors and senior management team. Compensation awarded to key management included:

	Year ended December 31,
	2011	2010
	$	$
Salaries and short-term employee benefits	1,978	1,847
Post-employment benefits	40	66
Directors’ fees paid in shares	62	—
Directors’ fees paid in cash	314	296
Director’s compensation for special assignments	185	117

	2,579	2,326

28.	Related party transactions

During the year ended December 31, 2011, the Company paid head office rent of $141 (2010 - $122) and consulting fees of $26 (2010 - $Nil) to a subsidiary of a company that retains the Chairman and Chief Executive Officer of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services. The advisory fee included a work fee, and a success fee which is only payable on the fulfilment of certain conditions. For the year ended December 31, 2011, the Company paid advisory fees of $Nil (2010 - $125), under the terms of this advisory agreement.

On September 1, 2011, the Company entered into a consulting agreement with Marc J. Oppenheimer a director of the Company to provide detailed services to support the arbitration. Under this agreement Mr. Oppenheimer will be paid $30 per month until the earlier of November 30, 2014 or the conclusion of arbitration proceedings with Venezuela.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

29.	Subsequent events

TSX delisting

On December 7, 2011, the Company received notification from the Toronto Stock Exchange that following its review of December 5, 2011 the exchange had determined that the Company no longer met its Original Listing Requirements. As a result the Company’s shares were subsequently delisted at the close of the market on January 6, 2012.

Extension of initial CCAA order

On January 20, 2012, the Court extended its initial order granting the Company CCAA protection from December 23, 2011 to January 21, 2012. Subsequent to January 23, 2011, the Initial Order has been extended several more times and is currently scheduled to expire July 30, 2012.

Interim bridge loan

On January 20, 2012, the Court approved the terms of an interim bridge loan for the Company in the amount of $3.1 million from Tenor Special Situation Fund 1, LLC. The bridge loan is a secured short term loan, that was due the earlier of April 16, 2012 or the first draw on a Debtor-in- Possession (“DIP”) financing facility and was intended to provide the Company with working capital while it continued to pursue DIP financing and progressed its arbitration claim. Interest of 10% and a commitment fee of 5% was charged on the loan.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

29.	Subsequent events (continued)

Initial arbitration submission

On February 10, 2012 the Company filed its first written submission with the additional facility of the ICSID with regard to its claim against the Bolivarian Republic of Venezuela. Under the current schedule adopted by the arbitral panel on December 1, 2011 Venezuela’s first written submission is due on November 2, 2012 with additional written submissions by the Company on March 22, 2013 and Venezuela on August 9, 2013. The final oral hearing has been scheduled for November 11 to 22, 2013 in Washington, D.C.

Additional shareholder rights plan

On March 16, 2012, the Company announced that its Board of Directors voted to adopt an additional shareholder’s rights plan (the “New Rights Plan”).

The New Rights Plan did not replace the original shareholder rights plan of the Company dated as of June 22, 2006 (the Rights Plan) which expired on June 30, 2012. The Board adopted the New Rights Plan because the Rights Plan may not have adequately served the interests of the Company due to the changed circumstances of the Company, including the ongoing dispute between the Company and Venezuela which has led to the arbitration case between such entities and the filing for court protection by the Company under the CCAA.

The New Rights Plan was not adopted in response to any proposal to acquire control of the Company. Under the New Rights Plan, take-over bids which meet certain requirements intended to protect the interests of all shareholders continue to be exempted from the dilutive aspects of the plan and are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days.

Although the New Rights Plan took effect immediately, the Company will submit the New Rights Plan for confirmation at the next meeting of shareholders; and the New Rights Plan will expire at the third annual meeting of shareholders thereafter. If the shareholders do not confirm the New Rights Plan at the next meeting of shareholders, the New Rights Plan will terminate and cease to be effective at that time.

DIP financing and noteholder litigation

On March 12, 2012, the Company announced that it had successfully concluded an auction process to raise DIP financing in accordance with the procedures approved by the Monitor pursuant to the Initial Order. As a result, the Company executed a commitment letter provided by a company managed by Tenor Management Company LLC pursuant to which the Lender agreed, subject to certain conditions including the execution of a senior secured credit agreement, to provide US $36 million to the Company.

On April 5, 2012, the Company sought an order from the Court approving the $36 million Tenor DIP Facility and a Management Incentive Plan, (“MIP”). The Noteholders opposed both the Tenor DIP Facility and the MIP. Prior to the April 5, 2012 Court hearing, the Noteholders, in an affidavit submitted to the Court, committed that they would provide financing to the Company on the same terms as the $36 million Tenor DIP loan, but only in the event that the Court ordered that financing in such an amount and term were necessary. The Noteholders also proposed a restructuring plan in their Court material, which they did not seek Court approval for on April 5. The Noteholder plan was to exchange the unsecured debt for 58.1% of the equity of the Company, provide a $35 million DIP loan for a further 22.9 % of the equity, provide a management incentive program equivalent to 5% of the equity and leave 14% of the equity for the existing shareholders.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

29.	Subsequent events (continued)

On April 16, 2012, the Court issued an order approving the Tenor $36 million DIP loan and the Company and an entity managed by Tenor Capital Management Company LLC (he “Lender”) entered into a Senior Secured Credit Agreement dated April 23, 2012, (the “Credit Agreement”). The Court also approved the MIP and extended the stay until July 30, 2012 (subsequently extended to September 11, 2012).

The $36 million DIP Facility accrues payment-in-kind interest (that is, interest is only paid at maturity or upon the Company’s receipt of an arbitral award or settlement) of 10% compounded semi-annually and is to be advanced in four tranches: $9 million upon the execution of loan documentation and approval of the DIP Facility by court order, $12 million upon the dismissal of any appeal of the court order approving the DIP loan, $10 million when the Company has less than $2.5 million in cash and $5 million when the Company’s cash balances are again less than $2.5 million. In accordance with the terms of Credit Agreement, the Company drew down the initial $9.0 million tranche of the DIP Facility. The Company used a portion of the initial tranche to repay the Bridge Loan.

On May 15, 2012, Tenor and the Company amended the Credit Agreement so that the first tranche of the DIP Facility was increased by an additional $4 million, (increasing from $9 million to $13 million), while the second tranche has been reduced by $4 million to $8 million.

On June 27, 2012, the Company announced that it had drawn down an additional amount of $8 million (for an aggregate total of $21 million) under the terms of the Credit Agreement. These funds will be used to fund the Company’s operations, including the prosecution of its arbitration claim against the government of Venezuela. As a result of such draw down, the Company provided to the Lender, in accordance with the provisions of the Credit Agreement and a conversion and voting agreement, additional compensation which is dependent on the amount of the net proceeds realized from an award or settlement in respect of the Company’s arbitration with the government of Venezuela and which, at the option of the Lender, could be converted into up to 35% of the equity of the Company. In addition, the Credit Agreement requires certain changes to the governance of Crystallex. The Lender has been provided with the right to appoint 2 of the 5 directors of the Company, and as a result Mr. Michael Brown and Mr. Johan C. van’t Hof voluntarily resigned from the Board in order to enable Mr. Robin Shah and Mr. David Kay, the nominees of the Lender, to join the Board. The Board has appointed Harry Near as “Designated Director” and has delegated certain powers to him, including the conduct of the proceedings under the CCAA and certain related matters. However, before making any decision regarding such delegated matters, Mr. Near will be required to consult with the newly established Advisory Panel of the Company. The members of the Advisory Panel are Messrs. Near, Brown and van’t Hof. The Board has also agreed that certain transactions will be subject to the approval of the Board, including the approval of one of the Lender’s nominees.

The Court’s approval of the Tenor DIP Facility and the MIP was appealed by the Noteholders. The Noteholders’ appeal was heard on May 11, 2012. On June 13, 2012, the Court of Appeal (Ontario) unanimously dismissed the Noteholders’ appeal. The Noteholders are seeking leave to appeal the decision to the Supreme Court of Canada. The Noteholders also sought an order from the Supreme Court of Canada to stay the approval by the Court of Appeal (Ontario) of the Tenor DIP Facility pending the determination of their application for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada remanded the Noteholders’ stay request to the Court of Appeal (Ontario). On June 20, 2012, the Court of Appeal (Ontario) dismissed the Noteholders motion for a stay of the approval of the Tenor DIP Facility.

The Company has incurred significant legal and other costs related to the Noteholders’ challenges and for the arranging of the DIP financing.

Crystallex International Corporation

(Under Creditor Protection Proceedings as of December 23, 2011 – Notes 1, 2 & 3)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(US$ thousands, except as noted)

29.	Subsequent events (continued)

Cease trade order

On March 16, 2012, the Company announced that in light of its financial circumstances it would not be in a position to prepare and file annual audited financial statements and other annual disclosure documents, required by Canadian securities laws in respect to the Company’s financial year ended December 31, 2011, by March 30, 2012. As a result, the Company is in default of its continuous filing requirements under Canadian securities laws.

The Company applied to the Ontario Securities Commission for a management cease trade order, which would have only prohibited trading in the Company’s securities by insiders of the Company. The Company’s application for a management cease trade order was denied and the Ontario Securities Commission issued a cease trade order under National Policy 12-203 on April 13, 2012. The cease trade order prohibits trading of the Company’s securities, other than trades made pursuant to debtor-in-possession financing as approved by the Court in connection with the CCAA proceedings and trades for normal consideration to realize tax loses.

Delay of Annual Shareholders Meeting

On June 15, 2012, the Company obtained an order from the Court relieving the Company from any obligation to call and hold an annual meeting of its shareholders until further order of the Court.

Termination of Rights Plan

Crystallex announced on June 27, 2012 that the Rights Plan, which was last reconfirmed by the shareholders of the Company at a shareholders’ meeting held on June 24, 2009, will terminate on June 30, 2012. In light of the fact that the Company had obtained a Court order to delay its annual shareholders’ meeting, the shareholders of the Company would not be able to reconfirm the Rights Plan as required, and therefore the Rights Plan terminated. The Company’s shareholder rights plan agreement of March 16, 2012 remains in force.

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

Management’s Discussion and Analysis

Management’s Discussion and Analysis

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of Crystallex, its subsidiaries and its projects, constitute forward-looking statements. Generally, forward-looking statements are not based on historical facts but instead represent only Crystallex’s and management’s beliefs regarding future events. Such statements may be identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may”, and similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”. Forward-looking statements include, among other things, statements regarding timing of the arbitration process relating to the Las Cristinas Project (as defined below), including the timeline for the rendering of an award by the Tribunal, assumptions in respect of the payment of arbitration awards and settlement offers by Venezuela (as defined below), gold prices, legal and operating costs, mineral reserves and mineral resources. Such statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by the Company are inherently subject to significant business, economic, competitive, political, legal and social uncertainties and contingencies. Many factors could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of the Company. Such factors include, among others, risks related to the effect and enforcement of the award, the outcome of the arbitration in respect of the Las Cristinas Project, the political and social climate in Venezuela and other political and foreign risks, additional funding requirements, uninsurable risks, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See “Risk Factors” below. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise unless required under applicable securities laws.

Cautionary Note to U.S. Investors

The terms “proven mineral reserve” and “probable mineral reserve” which may be used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC’s Industry Guide 7. The terms, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” which may be used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Crystallex International Corporation

Year Ended December 31, 2011

General

This Management’s Discussion and Analysis (“MD&A”) of Crystallex International Corporation (“Crystallex” or the “Company”) provides an analysis of the Company’s audited consolidated financial statements and the related notes as at and for the year ended December 31, 2011. This MD&A should be read in conjunction with those audited consolidated financial statements.

The Company prepares its consolidated financial statements in United States (“U.S.”) dollars. Effective the first quarter of 2011, the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The comparative financial information of 2010 in this Management’s Discussion and Analysis has also been restated to conform to IFRS. This MD&A should be read with Note 6 “Transition to IFRS” to the audited consolidated financial statements.

This MD&A was prepared on July 12, 2012. The Company’s public filings, including its most recent Financial Statements and Form 20F, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

The Company’s common shares are traded in the United States on the OTCQB under the symbol “CRYFQ”.

Overview

Crystallex is a Canadian-based mining company with a history of acquiring exploring, developing and operating mining properties. Crystallex successfully operated an open pit gold mine in Uruguay and developed and operated three gold mines and a milling operation in the Bolivarian Republic of Venezuela (“Venezuela”). Since the signing of a Mine Operating Contract (the “MOC”) in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”), which granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela, the Company worked vigorously to bring the Las Cristinas Project to development. Notwithstanding its compliance with the MOC, which was confirmed in writing by the CVG in August 2010, the fulfilment of all the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) and assurances that the Permit would be granted, Venezuela failed to grant the permit, and subsequently, on February 3, 2011, the MOC was unilaterally terminated by the CVG. The Company believes there is no justification for this failure to grant the permit and subsequent unilateral rescission under Venezuelan or international law. As described in greater detail below, the Company has commenced an arbitration proceeding against the Government of Venezuela, for among other things, damages of $3.4 billion (refer to “Arbitral Proceedings”).

The Company has $100 million of unsecured notes (the “Notes”) that were due December 23, 2011. The Company did not have the funds to repay the Notes as a result of the conduct of the Government of Venezuela. On December 23, 2011, the Company voluntarily applied for and obtained an order (the “Initial Order”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”) granting protection under the Companies’ Creditors Arrangement Act (“CCAA”). The Initial Order provided for a general stay of proceedings for 30 days; however, subsequent court orders extended the stay until September 11, 2012. The Company has secured a court approved $36 million debtor-in-possession loan facility (the “DIP Facility”), which will enable it continue to pursue its arbitration claim against Venezuela (refer to “CCAA Proceedings and DIP Financing”).

Arbitral Proceedings

On February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against Venezuela pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The arbitration has been commenced as a result of the failure of the Government of Venezuela to grant the Permit for the Las Cristinas Project, despite Crystallex’s fulfilment of all conditions established by Venezuela, and the arbitrary unilateral termination of the MOC. The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination.

Crystallex International Corporation

Year Ended December 31, 2011

Crystallex is currently seeking the restitution by Venezuela of its investments in Las Cristinas, including reinstatement of the MOC, the issuance of the Permit and compensation for interim losses suffered, or alternatively, full compensation for the loss in value of its investment in an amount of $3.4 billion.

The Arbitration Request was registered by ICSID on March 9, 2011. On October 5, 2011, Crystallex was advised by ICSID that the arbitral tribunal for its claim against Venezuela (the “Tribunal”) had been constituted and that formal proceedings had commenced. The Tribunal held its first procedural meeting on December 1, 2011 in Washington, D.C. At the meeting, the Tribunal established Washington, D.C. as the seat of the arbitration proceeding and established a timetable for the arbitration. Pursuant to the timetable, Crystallex delivered its full written case with all accompanying evidence (known as a “memorial”) on February 10, 2012.

On April 2, 2012, Venezuela objected to the jurisdiction of the Tribunal and requested that the Tribunal bifurcate the proceedings so as to address its jurisdictional objections prior to considering the merits of the claim. On May 23, 2012, the Tribunal issued its decision denying Venezuela’s request to bifurcate the proceedings. Since the proceedings were suspended while the Tribunal considered Venezuela’s jurisdictional objection, the timeline for filing the remaining written submissions was amended as follows: Venezuela is required to file a counter-memorial by November 2, 2012; Crystallex shall file its reply by March 22, 2013 and Venezuela shall file its rejoinder by August 9, 2013. The dates fixed for the final arbitration hearing, namely from November 11 to November 22, 2013, were not changed. Following the hearing, the Tribunal will deliberate and issue a written reasoned decision, which could, in certain limited circumstances established by the Federal Arbitration Act (in light of the selection of Washington DC as the seat of arbitration), be contested by either party before the Federal Courts of the United States.

The Company is diligently advancing its arbitration claim, while remaining receptive to settlement alternatives with Venezuela.

CCAA Proceedings and DIP Financing

The Company engaged in extensive due diligence and negotiations with potential investors during the second half of 2011 in an attempt to obtain financing to repay the Notes. The Company was unable to raise the funds and on December 23, 2011 the Company voluntarily applied for and obtained the Initial Order from the Court for protection under CCAA. In addition to the Notes, the Company had other pre-petition liabilities of $9.9 million. The Initial Order provided for a general stay of proceedings for 30 days; which has been extended several times and is currently scheduled to expire on September 11, 2012. As part of the CCAA proceedings, there will be a Court ordered process to assess the validity of all pre-petition liabilities and claims (both principal and interest), including those relating to the Notes, and post-filing interest claims related thereto. As a result of such proceedings, certain of such liabilities and claims may be determined to be invalid.

On December 22, 2011, the holders of the Notes (the “Noteholders”) filed a competing CCAA application, which included an application to file a plan of reorganization for the Company. The Noteholders’ proposed plan contemplated cancelling all existing common shares of the Company without compensation, followed by an offering of new equity and if insufficient proceeds were raised to fully repay the Notes, then the Notes would be converted to equity. The Noteholders’ plan was not accepted as the Court deemed that it was “not a fair balancing of the interests of all stakeholders”.

On December 28, 2011, the Company obtained an order under Chapter 15 of the United States Bankruptcy Code from the United States Bankruptcy Court for the District of Delaware, which recognized the Initial Order as the main proceeding. The United States Bankruptcy Court has also recognized subsequent stay extensions of the Court.

Under the terms of the Initial Order, Ernst & Young LLC was designated the Court appointed monitor (the “Monitor”) charged with assisting the Company in formulating its CCAA restructuring plan.

The Company arranged a court approved bridge loan of $3.1 million from Tenor Special Situations Fund L.P. (such entity and its successors, assigns and other permitted transferees are referred to herein as “Tenor”) on January 20, 2012 (the “Bridge Loan”). The Bridge Loan was repayable on the earlier of April 16, 2012 or the first draw on a debtor-in-possession (“DIP”) financing facility.

Crystallex International Corporation

Year Ended December 31, 2011

At the same time, the Company engaged an independent financial advisor with the approval of the Monitor in an effort to raise DIP financing. The financing is required by the Company to continue to operate throughout the CCAA process and to continue to prosecute its arbitration claim against Venezuela. The Company, together with its independent financial and legal advisors commenced a process to raise DIP financing in accordance with the Initial Order and subject to financing bid procedures developed by the independent financial advisor in consultation with the Company. The bid procedures were approved by the Monitor. The bid procedures provided that only bids from qualified bidders, specifically bidders that complied with the participation requirements, would be accepted.

Upon the recommendation of the financial advisor and the approval of the Board of Directors, the Company selected the DIP financing proposal offered by Tenor. The selection of Tenor was the culmination of an arm’s length, competitive auction process approved by the Court. On March 21, 2012, the Company announced that Tenor was the successful DIP financier and that the Company had executed a commitment letter, subject to certain conditions, including the execution of a senior secured credit agreement to provide a $36.0 million loan to the Company due December 31, 2016.

A group of three funds representing 77% of the unsecured Notes submitted a bid for a $10 million DIP financing with a 6 month term. The Noteholders were requested to increase their proposed DIP loan to $35 million, but they refused. The Board of Directors of the Company gave consideration to the Noteholders’ proposal; however, on the recommendation of the independent financial advisor, concluded that it was inferior to the Tenor DIP bid and not in the best interests of the Company and its stakeholders as it would not provide sufficient funds to complete the arbitration and the term of six months was too short a duration. Specifically, the Company’s financial advisor concluded that should the Company accept the $10 million DIP financing from the Noteholders, the Company would be seriously impeded when it subsequently needed to go back to the market in the fourth quarter of 2012 as the other DIP bidders that spent time on their $35 million bid proposals would be reluctant to go through the same financing effort again.

On April 5, 2012, the Company sought an order from the Court approving the $36 million Tenor DIP Facility and a Management Incentive Plan (“MIP”). The Noteholders opposed both the Tenor DIP Facility and the MIP. Prior to the April 5, 2012 Court hearing, the Noteholders, in an affidavit submitted to the Court, committed that they would provide financing to the Company on the same terms as the $36 million Tenor DIP Facility, but only in the event that the Court ordered that financing in such an amount and term were necessary. The Noteholders also proposed a restructuring plan in their Court material, which they did not seek Court approval for on April 5, 2012. The Noteholder’s plan was to exchange the unsecured debt for 58.1% of the equity of the Company; provide a $35 million DIP loan for a further 22.9 % of the equity for a total of 81% of the equity, provide a management incentive program equivalent to 5% of the equity and leave 14% of the equity for the existing shareholders.

On April 16, 2012, the Court issued an order approving the Tenor $36 million DIP Facility and as a result the Company entered into a senior secured credit agreement dated April 23, 2012, (the “Credit Agreement”). The Court also approved the MIP and extended the stay - which is currently extended to September 11, 2012.

The $36 million DIP Facility accrues payment-in-kind interest (that is, interest is accrued and only paid at maturity or upon the Company’s receipt of an arbitral award or settlement) of 10% compounded semi-annually and was to be advanced in four tranches: $9 million upon the execution of loan documentation and approval of the DIP Facility by order of the Court; $12 million upon the dismissal of any appeal of the Court order approving the DIP loan; $10 million when the Company has less than $2.5 million in cash; and $5 million when the Company’s cash balances are again less than $2.5 million. In accordance with the terms of the Credit Agreement, the Company drew down the initial $9 million tranche of the DIP Facility. The Company used a portion of the initial tranche to repay the Bridge Loan.

On May 15, 2012, Tenor and the Company amended the Credit Agreement so that the first tranche of the DIP Facility was increased by an additional $4 million, (increasing from $9 million to $13 million), while the second tranche was reduced by $4 million to $8 million.

On June 27, 2012, the Company drew down an additional amount of $8 million (for an aggregate total of $21 million) under the terms of the Credit Agreement. These funds will be used to fund the Company’s operations, including the prosecution of its arbitration claim against the government of Venezuela. As a result of such draw down, the Company provided to the Tenor, in accordance with the provisions of the Credit Agreement and a conversion and voting agreement, additional compensation which is dependent on the amount of the net

Crystallex International Corporation

Year Ended December 31, 2011

proceeds realized from an award or settlement in respect of the Company’s arbitration with the government of Venezuela and which, at the option of Tenor, could be converted into up to 35% of the equity of the Company. In addition, the Credit Agreement requires certain changes to the governance of Crystallex. Tenor has been provided with the right to appoint 2 of the 5 directors of the Company, and as a result Mr. Michael Brown and Mr. Johan C. van’t Hof voluntarily resigned from the Board in order to enable Mr. Robin Shah and Mr. David Kay, the nominees of Tenor, to join the Board. The Board has appointed Harry Near as “Designated Director” and has delegated certain powers to him, including the conduct of the proceedings under the CCAA and certain related matters. However, before making any decision regarding such delegated matters, Mr. Near will be required to consult with the newly established Advisory Panel of the Company. The members of the Advisory Panel are Messrs. Near, Brown and van’t Hof. The Board has also agreed that certain transactions will be subject to the approval of the Board, including the approval of one of Tenor’s nominees.

The Court’s approval of the Tenor DIP Facility and the MIP was appealed by the Noteholders. The Noteholders’ appeal was heard on May 11, 2012. On June 13, 2012, the Court of Appeal (Ontario) unanimously dismissed the Noteholders’ appeal. The Noteholders are seeking leave to appeal the decision to the Supreme Court of Canada. The Noteholders also sought an order from the Supreme Court of Canada to stay the approval by the Court of Appeal (Ontario) of the Tenor DIP Facility pending the determination of their application for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada remanded the Noteholders’ stay request to the Court of Appeal (Ontario). On June 20, 2012, the Court of Appeal (Ontario) dismissed the Noteholders motion for a stay of the approval of the Tenor DIP Facility.

It was disclosed during the course of the CCAA proceedings that the Company has engaged in negotiations with the Noteholders, but no agreement has been reached. The Company has incurred significant legal and other costs related to the Noteholders’ challenges and for arranging the DIP Facillity.

The endorsement and order of Justice Newbould with respect to the DIP Facility and a copy of the Credit Agreement can be found on the Monitor’s website at www.ey.com/ca/crystallex.

Cease Trade Order

On March 16, 2012, the Company announced that it would not meet the filing deadline (March 30, 2012) for its Audited Financial Statements for the fiscal year ended December 31, 2011 along with the related Management’s Discussion and Analysis, Annual Information Form and CEO and CFO Certificates relating to the foregoing. As a result, the Company was in default of its continuous disclosure obligations as at March 31, 2012.

The Company applied to the Ontario Securities Commission for a management cease trade order, which would have only prohibited trading in the Company’s securities by insiders of the Company. The Company’s application for a management cease trade order was denied and the Ontario Securities Commission issued a temporary cease trade order under National Policy 12-203 on April 13, 2012. The cease trade order prohibited trading of the Company’s securities, other than trades made pursuant to debtor-in-possession financing as approved by the Ontario Superior Court of Justice in connection with the CCAA proceedings and trades for normal consideration to realize tax loses. Subsequently, the Ontario Securities Commission, together with the securities regulatory authorities in British Columbia and Quebec, issued permanent cease trade orders which may be revoked on application to such regulatory authorities subject to certain conditions. The Company is working to become fully compliant with its continuous disclosure obligations and thereby have the cease trade order lifted.

The Company’s shares continue to trade on the OTC Markets.

Delay of Annual Shareholders Meeting

On June 15, 2012, the Company obtained an order from the Court relieving the Company from any obligation to call and hold an annual meeting of its shareholders until further order of the Court.

Termination of Rights Plan

On June 27, 2012, Crystallex announced that the shareholder rights plan agreement (the “Rights Plan”) dated as of June 22, 2006 with CIBC Mellon Trust Company, as rights agent, which was last reconfirmed by the shareholders of the Company at a shareholders’ meeting held on June 24, 2009, would terminate on June 30, 2012. In light of the fact that the Company had obtained a Court order to delay its annual shareholders’ meeting, the shareholders of the Company would not be able to reconfirm the Rights Plan as required, and therefore the Rights Plan would terminate. The Company’s shareholder rights plan agreement of March 16, 2012 remains in force.

Crystallex International Corporation

Year Ended December 31, 2011

NYSE Amex and TSX Delistings

On October 5, 2011, Crystallex received a letter from the Compliance & Disclosure Department of Toronto Stock Exchange (“TSX”) requesting that the Company provide information to the TSX regarding its current operating activities as part of a fact gathering process related to meeting the TSX’s continuous listing requirements. The letter stated that if the TSX determines that the Company has discontinued a substantial portion of its business, the Company will be required to meet the original listing requirements (“OLRs”) of the TSX. On December 7, 2011, the Company received notification from the TSX that following its delisting review of December 5, 2011, the TSX had determined that the Company no longer met its OLR’s. As a result, the Company was delisted at the close of the market on January 6, 2012.

On June 1, 2011, the Company was advised by the NYSE Amex that its appeal of the Exchange’s delisting determination was denied. Crystallex appealed this decision to the full Committee on Securities of the NYSE Amex. The NYSE Amex suspended trading of Crystallex shares on the NYSE Amex while the appeal process was ongoing. The full Committee considered the matter on August 3, 2011 and in a letter dated August 10, 2011, the Company was advised that the full Committee had upheld the Panel Decision to delist the securities from the NYSE Amex.

The August 10, 2011 letter from the NYSE Amex noted that, “The Staff had reached this determination based on Section 1002(c) of the Company Guide, which provides that a stock may be delisted from the Exchange if the issuer ceases to be an operating company, and Section 1003(c)(1) of the Company Guide, which further provides that the Exchange should consider delisting a stock “[i]f the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as ... condemnation, seizure or expropriation.”

The Company’s shares began trading on OTC Markets effective June 7, 2011.

Crystallex International Corporation

Year Ended December 31, 2011

Selected Annual Financial Information

The annual information shown below is for the last three years and the quarterly information for the last eight quarters is provided in the subsequent section:

US$,000 except per share	2011	2010	2009(a)
Loss from continuing operations	(35,416)	(19,492)	(312,699)
Loss from discontinued operations	(26,945)	(23,144)	(1,200)
Net loss and comprehensive loss	(62,361)	(42,636)	(313,899)
Loss per share from continuing operations – Basic and diluted	(0.10)	(0.06)	(1.06)
Loss per share from discontinued operations – Basic and diluted	(0.07)	(0.07)	(0.01)
Loss per share – Basic and diluted	(0.17)	(0.13)	(1.07)
Total assets	6,528	51,812	58,128
Total long term debt	—	91,639	90,639
Liabilities subject to compromise	110,194	—	—
Dividend declared per share	—	—	—

(a)	The financial results for the year ended December 31, 2009 have not been restated in accordance with IFRS.

Summary of Quarterly Financial Results (Unaudited)

US$,000 except per share	2011
	Q4	Q3	Q2	Q1
Loss from continuing operations	(13,390)	(7,473)	(7,747)	(6,806)
Loss from discontinued operations	(15,259)	(1,142)	(2,395)	(8,149)
Net loss and comprehensive loss	(28,649)	(8,615)	(10,142)	(14,955)
Reorganization items – net	(1,319)	—	—	—
Write-down of Las Cristinas	—	—	—	(696)
Provision for value-added taxes recoverable	(30)	(17)	(124)	(27)
Loss on write-down of equipment	(7,527)	—	—	(5,700)
Gain (loss) on revaluation of warrants	40	(31)	54	379
Loss per share from continuing operations – Basic and diluted	(0.04)	(0.02)	(0.02)	(0.02)
Loss per share from discontinued operations – Basic and diluted	(0.04)	(0.00)	(0.01)	(0.02)
Loss per share – Basic and diluted	(0.08)	(0.02)	(0.03)	(0.04)

Crystallex International Corporation

Year Ended December 31, 2011

US$,000 except per share	2010
	Q4	Q3	Q2	Q1
Loss from continuing operations	(4,943)	(2,627)	(6,917)	(5,004)
Loss from discontinued operations	(10,089)	(3,699)	(6,226)	(3,195)
Net loss and comprehensive loss	(15,032)	(6,326)	(13,143)	(8,199)
Write-down of Las Cristinas	(1,716)	(3,150)	(4,064)	(3,610)
Provision for value-added taxes recoverable	(976)	(146)	(1,936)	—
Loss on write-down of equipment	(6,389)	—	—	—
Gain (loss) on revaluation of warrants	1,167	3,050	41	1,214
Loss per share from continuing operations – Basic and diluted	(0.01)	(0.01)	(0.02)	(0.02)
Loss per share from discontinued operations – Basic and diluted	(0.03)	(0.01)	(0.02)	(0.01)
Loss per share – Basic and diluted	(0.04)	(0.02)	(0.04)	(0.03)

Results of Continuing Operations

The Company recorded losses from continuing operations for the year ended December 31, 2011 of $35.4 million ($(0.10) per share) compared to losses of $19.5 million ($(0.06 per share) for the year ended December 31, 2010. The increased loss of $15.9 million for the year ended December 31, 2011 is mainly due to higher general and administrative expenses of $8.0 million, increased legal expenses of $8.0 million (attributable largely to advancing the Company’s arbitration claim against Venezuela, but also related to the pre-CCAA financing efforts) and higher consulting expenses of $0.8 million in connection with the refinancing effort. These higher costs were partially offset by reductions in stock option expense of $0.9 million. In addition, for the year ended December 31, 2011, net finance expense increased $5.2 million, mainly as a result of a reduction in non-cash unrealized gains on the revaluation of warrants, unrealized foreign currency exchange gains decreased $0.8 million, litigation expenses increased $0.6 million and reorganization expenses of $1.3 million were incurred in 2011 in connection with the Company’s CCAA filing.

General and Administrative Expenses

	Year ended December 31,
	2011	2010	Incr(decr)
	(US$ 000’s)	(US$ 000’s)	(US$ 000’s)
Total general and admistration expenses	20,200	12,187	8,013
Consisting of:
Legal/arbitration and consulting	12,725	4,121	8,604
All other general and administration expense	7,475	8,066	(591)

General and administrative expenses increased by $8.0 million to $20.2 million (2010 - $12.2 million) for the year ended December 31, 2011. This was mainly due to an increase in legal and consulting expenses of $8.7 million to $12.7 million (2010 - $4.1 million), associated with the commencement of the Company’s arbitration claim in 2011 and various financing alternatives pursued during 2011. Offsetting the increased legal, arbitration, and consulting expenses was a $0.8 million decrease in all other general and administrative expenses to $7.5 million (2010 - $8.1 million) as a result of decreases in non-cash stock option expense of $0.9 million, reduction in audit expenses of $0.3 million and various other administrative expenses which were lower by of $0.2 million, while there was unfavourable variances on non-cash capital tax expense of $0.6 million.

Crystallex International Corporation

Year Ended December 31, 2011

The Company expects to continue to incur significant legal and consulting costs in the future related to its arbitration claim against Venezuela, and expenses associated with its CCAA filing and to mitigate the effect of this has reduced general and administration costs further.

Litigation Expenses

Non-arbitration litigation expenses increased $0.6 million (2010 recovery of $0.3 million) to $0.3 million for the year ended December 31, 2011. The Company was awarded $0.8 million in costs on the successful completion of the first Noteholders’ lawsuit in 2010. The second Noteholders’ lawsuit was dismissed on September 29, 2011 with costs again awarded to the Company. Such costs have not been recovered as the Noteholders have appealed the judgement and the decision on the appeal has not yet been rendered.

Interest on Notes Payable

Interest expense on the Notes was $14.1 million for the year ended December 31, 2011, compared to $13.8 million for the corresponding period in 2010. The Notes bear interest at 9.375% per annum, and interest was payable semi-annually in January and July. Interest expense on the Notes also includes amortization of debt transaction costs and non-cash interest accretion of $4.5 million for the year ended December 31, 2011 as compared to $3.9 million for the same period in 2010, as the Notes were originally derived from a unit offering financial instrument that contained both liability and equity components.

Interest of $4.1 million, which was due on December 23, 2011, was not paid as the Company filed for CCAA protection.

Interest on Demand Loan and Promissory Note

Interest expense on the demand loan was $150 thousand for the year ended December 31, 2011 as compared to $340 thousand for the year ended December 31, 2010. Included in the December 2010 interest expense of $340 thousand was non cash interest accretion of $200 thousand and interest on the promissory note of $18 thousand which was repaid in April 2010.

Foreign Currency Exchange Gain

The Company recorded a foreign currency exchange gain of $0.1 million for the year ended December 31, 2011 compared to a gain of $0.9 million for the year ended December 31, 2010.

Exchange gains and losses in both 2011 and 2010 arose mainly as a result of fluctuations in the value of CAD$ held against the US dollar which latter currency is the functional currency of the Company.

Results of Discontinued Operations - Venezuela

Following Venezuela’s failure to grant the Permit and its subsequent unilateral cancellation of the MOC on February 3, 2011, the Company initiated arbitration proceedings before ICSID’s Additional Facility and commenced the process of handing the Las Cristinas project back to the Government of Venezuela. The handover to the Government of Venezuela was completed on April 5, 2011, upon receipt of a certificate of delivery from the CVG. As a result, the Company has determined that its operations in Venezuela should be accounted for as a discontinued operation.

The Company reported losses from discontinued operations for the year ended December 31, 2011 of $26.9 million ($(0.07) per share) as compared to a loss of $23.1 million ($(0.07) per share) for the year ended December 31, 2010. The increase in the loss by $3.8 million in 2011 is attributable to increases in non-cash write-downs of equipment held for sale of $6.8 million, non-cash increases in asset retirement obligations of $7.1 million and increases in operating and wind-down costs of $4.0 million. Offsetting these increases were reductions in non-cash write-downs on mineral properties of $11.8 million, non-cash provisions for value added taxes of $1.1 million and foreign exchange losses of $0.4 million.

Crystallex International Corporation

Year Ended December 31, 2011

Write-down of the Carrying Value of Las Cristinas, Provision for VAT and Future Income Tax Recovery

At December 31, 2009, it was determined that the uncertainty regarding the receipt of the Permit for Las Cristinas had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash write-down of $297.1 million relating to all Las Cristinas mineral property costs, except the carrying value of the remaining mining equipment. The accumulated non-cash write-down on Las Cristinas resulted in the reversal of future income tax liabilities of $17.5 million as at December 31, 2009 relating to temporary differences between book and tax values previously recorded.

The Company continued to perform impairment assessments at the end of each quarter in 2010 and for reasons similar to those indicated above, the Company recorded non-cash write-downs totalling $12.5 million in 2010. In the first quarter of 2011, the Company recorded an additional write-down of $696 thousand bringing the cumulative write-down to $310.3 million. As a result of the cancellation of the MOC, no further write-downs against Las Cristinas were recorded, as all costs associated with Las Cristinas commencing from February 2011 were expensed directly in the Statement of Loss and Comprehensive Loss. In addition, the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable (“VAT”) from cumulative expenditures incurred on Las Cristinas for the year ended December 2010. This provision has been increased by a further $0.2 million for the year ended December 31, 2011. This provision was recorded as it could not be transferred or assigned and this VAT was only recoverable from future operations at Las Cristinas. These write-downs of the Las Cristinas Project are based on accounting principles only, and are thus without prejudice to the legal qualifications that the Venezuelan measures may be given under Venezuelan or International law (including the Treaty).

The Company’s main focus since signing the MOC in September 2002, was the development of Las Cristinas. The Company incurred costs, such as interest on the Notes and significant general and administrative costs, which have not been capitalized to the Las Cristinas Project for accounting purposes. Accordingly, the write-downs relate only to the direct costs capitalized for accounting purposes and do not include the direct and indirect costs which have been expensed by the Company in its pursuit of the development of Las Cristinas.

Losses on Write-down and Sale of Mining Equipment

At March 31, 2011, the Company recorded a $5.7 million write-down of the value of its remaining mining equipment, reducing the net realizable value to $27.5 million. Fair value less costs to sell was determined based on a range of estimated net proceeds expected to arise from the sale of the equipment.

In June 2011, the Company entered into two agreements with the same counterparty related to the sale of the remaining equipment originally purchased for Las Cristinas. On June 17, 2011, the Company entered into a purchase agreement to sell a portion of the remaining equipment. The purchase agreement closed on June 28, 2011 and generated gross proceeds for the Company of $16.9 million. On June 22, 2011, the Company entered into an option agreement with the same counterparty that provided the counterparty an exclusive option to purchase the balance of the Company’s equipment until December 31, 2011. Concurrent with signing the option agreement, the Corporation was paid a non-refundable fee of $1.0 million. The counterparty has agreed to pay 50% of the storage costs of the equipment during the option period and the Company will deduct the counterparty’s share of the storage costs from the $1.0 million non-refundable fee. Any balance left of the $1.0 million non-refundable fee after the counterparty’s share of the storage costs was to be credited to any equipment purchased under the option agreement.

On September 13, 2011, the Company sold a portion of the equipment covered by the option agreement for gross proceeds of $1.8 million, made up of cash of $1.1 million and a $0.7 million drawdown on the $1.0 million non-refundable option fee. On December 11, 2011 the Company made a final sale of equipment covered by the option agreement for gross proceeds of $0.6 million. The proceeds of the June, September and December sales under the option agreement approximated the carrying value of the assets.

At December 31, 2011, the Company recorded a further write-down of $7.5 million on its remaining mining equipment held for sale, reducing the net realizable value to $2.0 million.

Crystallex International Corporation

Year Ended December 31, 2011

Las Cristinas Capitalization Policy

With the unilateral termination of the MOC on February 3, 2011, the Company discontinued the capitalization of costs for the Las Cristinas project at the end of January 2011.

Las Cristinas Withdrawal Expense

The Company withdrew from the Las Cristinas site effective March 31, 2011 following the termination of the MOC and transferred the property to the CVG.

Costs associated with the hand-over and transfer of Las Cristinas to the CVG were expensed directly in the statement of loss and comprehensive loss, during the year ended December 31, 2011.

Liquidity and Capital Resources

The Company expects to continue to incur operating losses during the CCAA proceedings and throughout the period of pursuing its arbitration claim. The Company anticipates that it will meet its cash requirements by virtue of the proceeds from the $36.0 million DIP Facility (net proceeds will be $35.0 million after accounting for the $1.0 million commitment fee) and with proceeds from the sale of the Company’s remaining equipment held in storage.

Cash and Cash Equivalents

On December 31, 2011, the Company had cash and cash equivalents of $2.4 million compared to $16.1 million on December 31, 2010.

The change in the cash and cash equivalents balance during 2011 is reconciled as follows ($ millions):

	Continuing Operations	Discontinued Operations	Total
Cash, December 31, 2010	$16.1	—	16.1

Cash used in operating activities	(24.7)	(4.2)	(28.9)
Capital expenditures – Las Cristinas	—	(2.4)	(2.4)
Proceeds on sale of equipment	—	17.2	17.2
Proceeds from bank loan in Venezuela	4.6	—	4.6
Repayment of Venezuelan bank loan	(4.2)	—	(4.2)

	(24.3)	10.6	(13.7)

Cash and cash equivalents, December 31, 2011	$2.4	—	2.4

Cash Used in Operating Activities

Cash used in operating activities from continuing operations in the year ended December 31, 2011 was $24.7 million compared to $19.7 million used in the comparable period of 2010.

Cash used in continuing operations for the years ended December 31, of 2011 and 2010 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation in both years); and cash interest payments of $9.4 million (2010 - $9.4 million).

Cash used for operating activities in discontinued operations for the year ended December 31, 2011 was $4.2 million, and together with capital expenditures on Las Cristinas of $2.4 million represent total 2011 spending on Las Cristinas of $6.6 million, as compared to cash invested in Las Cristinas of $11.4 million for the year ended December 31, 2010. The lower cash expenditures in the year ended December 31, 2011 are due to the cancellation of the MOC and the subsequent transfer of the project to the Government of Venezuela on April 5, 2011.

Crystallex International Corporation

Year Ended December 31, 2011

Investing Activities

Cash used for capital expenditures on Las Cristinas in discontinued operations was $2.4 million for the year ended December 31, 2011 compared to $11.4 for the year ended December 31, 2010. The reduction in expenditures is attributable to the transfer of Las Cristinas to Venezuela on April 5, 2011.

Financing Activities

During the year ended December 31, 2011, the Company increased its Venezuelan bank loan by $0.4 million (1.7 million BsF) to $1.3 million (5.6 million BsF).

For details of the Company’s DIP Facility, please refer to the section “CCAA Proceedings and DIP Financing”.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at December 31, 2011, are tabled below:

(in $millions)

Millions	Less than 1 month	1 - 3 months	3 months to 1 Year	1 year to 5 Years	Liabilities subject to compromise	Total
Debt	$—	$—	$—	$—	$102.5	$102.5
Interest debt	—	—	—	—	4.4	4.4
Asset retirement obligations	—	—	1.5	9.1	—	10.6

Total contractual obligations	$—	$—	$1.5	$9.1	$106.9	$117.5

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

For the year ended December 31, 2011, the Company paid head office rent of $141 thousand (2010 - $122 thousand) and consulting fees of $26 thousand (2010 - $Nil) to a subsidiary of Sunwah International Limited (previously Kingsway International Holdings Limited), a company that retains the Chairman and Chief Executive Officer of the Company as a director. In addition, in August 2009, another subsidiary of Sunwah International Limited entered into an agreement with the Company to provide advisory services. The advisory fee included a work fee, and a success fee which only becomes payable upon the fulfilment of certain conditions. For the year ended December 31, 2011, the Company paid advisory fees of $Nil (2010 - $125 thousand) under the terms of this advisory agreement.

On September 1, 2011, the Company entered into a consulting agreement with Marc J. Oppenheimer, a director of the Company to provide detailed services to support the arbitration. Under this agreement, Mr. Oppenheimer will be paid $30 thousand per month until the earlier of November 30, 2014 or the conclusion of arbitration proceedings with Venezuela.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

Fourth Quarter Results

The Company reported a net loss of $13.4 million from continuing operations in the fourth quarter of 2011, which is principally attributable to the non-cash finance expense of $3.4 million and the aggregate of corporate general and administrative costs of $10.0 million.

Crystallex International Corporation

Year Ended December 31, 2011

Administrative expenses increased to $8.8 million in the fourth quarter of 2011 compared to $2.9 million in the fourth quarter of 2010. The increase of $5.9 million in administrative expenses during the fourth quarter of 2011 as compared with the fourth quarter of 2010, is attributable to increased legal and professional fees associated with the Company’s arbitration claim and legal and other fees related to potential financing transactions. Reorganization expenses in the fourth quarter of 2011 amounted to $1.3 million (Nil 2010) and are composed of legal and professional fees associated with the Company’s CCAA filing on December 23, 2011.

Foreign currency exchange loss was $ 0.1 million in the fourth quarter of 2011 versus a foreign exchange gain of $0.2 million in fourth quarter of 2010 as a result of fluctuations in the value of the CAD$.

Non-Cash net finance expense increased $1.1 million to $3.4 million in the fourth quarter of 2011 compared to $2.3 million in the fourth quarter of 2010 principally as a result of a $1.2 million decrease in unrealized gains on the revaluation of warrants offset by a $0.1 million decrease in interest on loans.

Cash used in operating activities was $7.1 million for the fourth quarter of 2011 compared to a use of $3.0 million for the fourth quarter of 2010. The $4.1 million increase in the fourth quarter of 2011 is primarily attributable to increased spending on legal and consulting fees in connection with the arbitration claim and potential financing transactions.

There was a net outflow of cash of $2.4 million from investing activities in the fourth quarter of 2010 relating to Las Cristinas as compared to $Nil in the fourth quarter of 2011. The 2010 expenditures were principally related to the continued operations of the Las Cristinas camp and storage costs for equipment stored outside of Venezuela.

There was a net inflow of $1.3 million for financing activities in the fourth quarter of 2011, as the Venezuelan bank loan was increased by $1.3 million. This compares to a net outflow of $47 thousand in the fourth quarter of 2010 when the Venezuelan bank loan was decreased by $47 thousand.

Venezuelan Operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate. This was done due to the increasing spread between the official exchange rate and the parallel exchange rate and the Company’s ability to access the official rate.

The Venezuelan subsidiaries have a US dollar functional currency. As a result of the US dollar functional currency, monetary assets and liabilities denominated in BsF give rise to foreign exchange gains and losses.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services. The 2.60 exchange rate for essential goods has since been eliminated.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market. Therefore, continued use of the parallel rate for BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system (Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”)), which is controlled by the Central Bank of Venezuela (“BCV”). The SITME imposes volume restrictions on the conversion of BsF to US dollars, currently limiting such activity to a maximum equivalent of US$350 thousand per month.

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at September 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar on September 30, 2010.

Venezuelan subsidiaries had approximately $5.9 million of net monetary liabilities denominated in BsF as at December 31, 2011. For every $1 million of net monetary assets denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would (decrease)/increase the Company’s loss by approximately $0.2 million.

Crystallex International Corporation

Year Ended December 31, 2011

The Company ceased mining and processing activities at its El Callao operations on September 30, 2008. The Company has transferred the Tomi and La Victoria mining concessions to Minerven, a Venezuelan state controlled mining company, and is currently reviewing its reclamation obligations with respect to these mining concessions with MinAmb. The Company has also returned a number of other properties back to the government of Venezuela. The Company has agreed to a reclamation plan to address its previous processing activities at the Revemin mill near El Callao. Reclamation work at Revemin has commenced and is expected to be completed in the third quarter of 2012.

Effective March 31, 2011, the Company withdrew from the Las Cristinas site and transferred the property to the CVG. On April 5, 2011, the Company received a signed certificate of delivery to finalize the handover of Las Cristinas in accordance with Venezuelan law.

Legal Proceedings

Noteholders’ claim

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the holders of the Notes. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there had been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested, together with accrued and unpaid interest to the date of purchase.

A “Project Change of Control” is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset.

On December 16, 2009, the Ontario Superior Court of Justice dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex its costs incurred with respect to the Application. In detailed reasons, the court held that Crystallex and its Board of Directors acted reasonably and in accordance with its obligations to all stakeholders including the Noteholders. The Noteholders appealed this decision, which was heard in late April 2010.

On May 9, 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and awarded costs to Crystallex.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking indemnification of costs.

On June 16, 2010, the Company and the trustee agreed to a cost settlement with reimbursement paid to Crystallex of $0.8 million on account of Crystallex’s costs in defending the litigation. That payment was effected by netting against the July 15, 2010 semi-annual interest payment on the Notes. The Noteholders also signed a release in favour of the Company and its directors at the same time.

On May 26, 2011, the Company was served with a Notice of Application by certain holders of the Notes. The Noteholders were seeking a declaration from the court that there has been a “Project Change of Control” event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase. A hearing occurred on September 7, 2011, and on September 29, 2011 the court dismissed the Noteholders’ claim and awarded the Company costs of the proceedings.

On October 30, 2011, the Noteholders appealed the court’s decision to the Court of Appeal for Ontario. The Company is of the opinion that the court’s decision should be upheld however, the outcome of the appeal cannot be determined at this time.

Crystallex International Corporation

Year Ended December 31, 2011

Refer to “CCAA Proceedings and DIP Financing” for details of the Noteholders current litigation.

Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claim from several former employees for additional severance and health related issues for an aggregate claim of approximately $0.7 million. The Company has recorded a provision based on its best estimates of amounts that may need to be paid based on experience with other cases settled to date.

Critical Accounting Estimates and Uncertainties

In preparing financial statements in accordance with IFRS management is required to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company’s consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. While management believes these estimates and assumptions are reasonable, actual results could vary significantly.

The critical accounting estimates and uncertainties are as follows:

Going concern basis of accounting

As at December 31, 2011, the Company had negative working capital of $114.4 million, including cash and cash equivalents of $2.4 million. Capital included in the negative working capital are $110.2 million of items which have been reclassified as liabilities subject to compromise as a result of the Company’s CCAA filing on December 23, 2011: prepetition accounts payable and accrued liabilities of $3.3 million, Notes payable of $100.0 million, a $2.5 million demand loan and accrued interest on debt of $4.4 million.

Management estimates that proceeds from the DIP Facility and from additional equipment sales will be sufficient to meet its forecast expenditures until the conclusion of the Company’s arbitration claim with Venezuela. However, there can be no assurance that the amount of cash available under the DIP Facility will be sufficient to fund day to day operations during the proceedings under the CCAA and the restructuring costs associated with operating under the CCAA. If the DIP Facility amounts are insufficient to meet liquidity requirements, the Company will have to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on acceptable terms. Failure to secure necessary additional financing would have a material adverse impact on the Company’s continuing operations.

The proceedings under the CCAA raise substantial doubt regarding the Company’s ability to continue as a going concern. Due to the risks and uncertainties associated with its proceedings under the CCAA, the Company cannot predict the final outcome of the restructuring process or the potential impact on its business, financial condition or results of operations. Although the CCAA proceedings and DIP financing arrangements allow the Company to stabilize its operations, it is not possible to predict the outcome of these proceedings or to have any assurance the Company will be successful in the restructuring process. Accordingly, there is significant doubt as to whether the Company will be able to continue as a going concern. The ability to continue as a going concern is dependent on developing and implementing a restructuring plan and restructuring obligations in a manner that allows the Company to obtain court approval under the CCAA. Even if the Company is able to emerge from the CCAA proceedings, there can be no assurance as to the long term viability of all or any part of the enterprise of the Company’s ability to continue as a going concern. Operating under the CCAA for an extended period may increase the required payment of restructuring costs associated with operating under the CCAA beyond the Company’s available liquidity.

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Crystallex International Corporation

Year Ended December 31, 2011

Assessment of impairment of Las Cristinas mineral property and value-added taxes

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets or when events or changes in circumstances indicate that their carrying values may not be recoverable.

The Company previously determined that, among other things, the uncertainty regarding the Permit had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project and on recoverability of the carrying value of the asset.

The Company recorded an accumulated non-cash write-down totalling $310.3 million as a result of impairment assessments conducted on Las Cristinas from December 31, 2009 to January 31, 2011. Following the unilateral cancellation of the MOC, the Company ceased capitalizing expenditures related to Las Cristinas. In addition, the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable from cumulative expenditures incurred on Las Cristinas.

These write-downs of the Las Cristinas Project are based on accounting principles only, and are thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law (including the Treaty).

Write-down of equipment to estimated net realizable value

The Company is in the process of selling its remaining Las Cristinas equipment and in 2011 realized gross proceeds of on equipment sales as follows: $16.9 million in June 2011, $1.1 million in September 2011 and $0.6 million in December 2011. As at December 31, 2011, the Company had remaining equipment at estimated fair value less costs to sell, of $1.9 million. There can be no assurance that the Company will obtain this estimated net realizable value.

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection and reclamation of the environment. The Company has recorded asset retirement obligations related to its former LaVictoria and Revemin operations, and for the year ended December 31, 2011 a provision was established for minor reclamation work related to Las Cristinas. The Company has not been able to estimate the scope and timing of the reclamation work for its asset retirement obligation at its former Tomi mining operation. Following the shutdown of Tomi in 2008 the Company was instructed not to perform any reclamation work until the Government determined what it wanted to do with the Tomi concession. Subsequent to this operations at Tomi were started up again by the Venezuelan state mining company and then shut down once again after a short period of time. There could be a future material adjustment when the Company is able to estimate its asset retirement obligation at Tomi.

Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the present value of these obligations.

Income taxes

In determining both the current and deferred components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.

Financial instruments and estimated fair values

At December 31, 2011, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank loan, demand loan payable, notes payable and warrants denominated in CAD$. The warrants denominated in CAD$ are measured at fair value, and the assurance level of the inputs going into the valuation are classified as Level 2. Accounts receivable, accounts payable and accrued liabilities, bank loan and demand loan payable are measured at amortized cost and their estimated fair values approximate carrying values due to their short-term nature. The Notes are classified as other financial liabilities and are measured at amortized cost.

Crystallex International Corporation

Year Ended December 31, 2011

International Financial Reporting Standards

Transition to IFRS

On transition to IFRS from Canadian GAAP, the adjustments at transition were:

•

Cumulative Translation Account - the balance which resulted from the Company’s change to US dollars as the functional currency in 2004, was transferred to deficit and the account reset to nil. As a result, the Accumulated Other Comprehensive Loss balance was reduced to nil.

•	Warrants - certain warrants are required to be accounted for as Derivative Liabilities and valued at each reporting period at fair value.

•

Discontinued Operations – the criteria used to determine the classification of a discontinued operation differs under IFRS from CAD GAAP. Accounts previously reported as discontinued operations have been reclassified with like items at transition.

•

Asset Retirement Obligations – the methodology used to determine the obligation differs from that previously required under Canadian GAAP. The result is a reduction in the opening deficit and an increase in the liability at transition.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at July 12, 2012, are tabled below:

Common Shares Issued	365,417,737
Common Share Options	20,425,233
Warrants	28,695,000

Fully Diluted Common Shares	417,537,970

The Company has 100 outstanding Class A Preference Shares issued in a series designated as Class A preference shares, Series 1 (“Series 1 Shares”) and are entitled, until a specified date, to receive notice of an to attend all meetings of shareholders and to vote, exclusively and separately as a class, on the basis of one vote per share, to nominate and elect two of the directors of the Company. The Series 1 Shares have no other voting rights except as provided under the Canada Business Corporations Act. In addition, the Company has agreed to grant to Tenor the right to acquire shares of the Company which may be converted, on or after September 1, 2012, into such number of common shares that would be equal to 35% of the then issued and outstanding common shares.

Internal Controls

Disclosure controls and procedures

The CEO and CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them and has been properly disclosed in the annual regulatory filings.

As of December 31, 2011, an evaluation was carried out, under the supervision of the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures as defined in NI 52-109. Based on this evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective. This evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.

Crystallex International Corporation

Year Ended December 31, 2011

Internal control over financial reporting

The CEO and CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2011, an evaluation was carried out, under the supervision of the CEO and CFO of the design of the Company’s internal controls over financial reporting as defined in NI 52-109. Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are designed and were operating effectively as at December 31, 2011 to provide reasonable assurance that the Company’s financial reporting was reliable and that the Company’s consolidated financial statements were prepared in accordance with IFRS.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Company continues to review and document its disclosure controls and procedures, including internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that its systems evolve with its business.

Remediation of Material Weaknesses in Financial Reporting

During 2011, the Company implemented additional controls to address the material weaknesses in financial reporting identified at December 31, 2010. The Company tested the additional controls during 2011 and based on successful testing, the Company concluded that the 2010 material weaknesses had been remediated.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2011 Form 20F, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks relating to the Company’s restructuring process under CCAA

The Company is proceeding under the CCAA. The Company’s business, operations and financial position are subject to risks and uncertainties associated with such proceedings, including without limitation, risks associated with the Company’s ability to:

•

stabilize and preserve the business, develop and implement a restructuring plan in an appropriate time frame, resolve issues with creditors and other parties affected by the CCAA proceedings, obtain requisite court approvals and creditor and other required approvals for a restructuring plan and obtain any necessary court approval for sale of assets;

•

utilize cash available under the DIP Facility to fund operations, operate within the restrictions and limitations of the DIP Facility, obtain sufficient exit financing to permit a satisfactory exit from the CCAA process and to realize fair value of any assets sold under the CCAA process;

•

obtain court orders or approvals for our proposed actions, including extensions of stays of proceedings and timely approval of asset sales or other transactions outside the ordinary course of business, resolve and compromise creditor claims and other claims made against the Company in its CCAA proceeding, prevent third parties from obtaining court orders adverse to the Company’s interests, disclaim or terminate contracts.

No assurance can be made as to the values that will be allocated to the Company’s pre-CCAA liabilities or currently outstanding common shares. It should be recognized that the Company’s current common shares may have no value and may be cancelled under a restructuring plan or other restructuring process under the Company’s CCAA proceedings. The value of the Company’s pre-CCAA liabilities and common shares is accordingly highly uncertain. As at December 31, 2011, the Company’s liabilities exceeded the book value of its assets by $123.5 million.

Crystallex International Corporation

Year Ended December 31, 2011

The proceedings under the CCAA raise substantial doubt regarding the Company’s ability to continue as a going concern.

Due to the risks and uncertainties associated with its proceedings under CCAA, the Company cannot predict the final outcome of the restructuring process or the potential impact on its business, financial condition or results of operations. Although the CCAA proceedings and DIP Facility allow the Company to stabilize its operations, it is not possible to predict the outcome of these proceedings or to have any assurance the Company will be successful in the restructuring process. Accordingly, there is significant doubt as to whether the Company will be able to continue as a going concern. The ability to continue as a going concern is dependent on developing and implementing a restructuring plan and restructuring obligations in a manner that allows the Company to obtain court approval under the CCAA. Even if the Company is able to emerge from the CCAA proceedings, there can be no assurance as to the long term viability of all or any part of the enterprise or of the Company’s ability to continue as a going concern. Operating under the CCAA for an extended period may increase the required payment of restructuring costs associated with operating under the CCAA beyond the Company’s available liquidity.

The Company’s common shares were delisted on the NYSE AMEX on August 11, 2011 following the suspension of trading on June 1, 2011 and on the TSX at the close of trading on January 6, 2012. Cease trade orders have been issued by applicable Canadian securities regulatory authorities thereby effectively preventing the trading of the Company’s securities in Canada.

The Company may not be able to successfully develop, obtain the necessary approvals or implement a restructuring plan. Failure to do so within the time periods granted under the CCAA proceeding could result in the liquidation of the Company’s assets.

The Company must obtain court and creditor approvals to complete the restructuring process. If it does obtain such approvals and even if such approvals are obtained, a dissenting holder claim against the Company may challenge and delay the final approval and implementation of a comprehensive restructuring plan.

If it is not successful in developing a restructuring plan, or if the requisite approvals are not obtained, the Company may not be able to reorganize its business. Should the stay of proceedings under the CCAA not be sufficient to develop a restructuring plan or should such plan not be approved by creditors and the courts, or should the stay of proceedings against the Company lapse for any reason, the Company’s debt obligations will become due and payable immediately.

There can be no assurance that the amounts of cash that may be drawn down under the Credit Agreement will be sufficient to fund day to day operations during the proceedings under the CCAA and the restructuring costs associated with operating under the CCAA. If the DIP Facility amounts are insufficient to meet liquidity requirements, the Company will have to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on acceptable terms. In such circumstances, failure to secure necessary additional financing would have a material adverse impact on the Company’s continuing operations.

Risks Relating to the Arbitration

While Crystallex believes that all the jurisdictional requirements under the rules governing the arbitration and under the Treaty have been met to enable the Tribunal to exercise jurisdiction over Crystallex’s claims, Venezuela has argued that the Tribunal lacks jurisdiction. If the Tribunal found that it lacked jurisdiction, the arbitration could not proceed. Venezuela will likely raise defenses to one or more of Crystallex’s assertions of breaches of the Treaty, including its claims of (i) denial of fair and equitable treatment; (ii) denial of full protection and security; (iii) expropriation; and (iv) discrimination. Venezuela’s arguments are not yet known and it is possible that Venezuela will raise arguments that have not yet been anticipated by Crystallex. As a result, one or more of Crystallex’s claims may not succeed. In addition, Crystallex may not be successful in obtaining (i) an award ordering the restitution of its investment in the Las Cristinas Project and the granting of the Permit, and/or (ii) an award of compensation in the amount requested or at all.

Crystallex International Corporation

Year Ended December 31, 2011

In certain limited circumstances an arbitral award may be set aside by the courts of the place of arbitration or enforcement of the award may be rejected by courts where enforcement might be sought.

Venezuela is a respondent in several pending arbitrations filed with ICSID, some of which—like the Arbitration Request — assert claims in excess of US$ 1 billion. Not all countries have voluntarily complied with awards issued in investment treaty arbitrations. If Venezuela does not voluntarily comply, it may be necessary to enforce the award against Venezuela’s assets in accordance with the rules applicable to enforcement against sovereign assets in the jurisdictions where such enforcement is sought. It is possible that Venezuela might refuse to comply with the award and attempt to transfer assets out of jurisdictions where enforcement is possible or otherwise seek to obstruct enforcement. In addition, Crystallex may have to compete with other award-creditors when seeking to enforce its award against Venezuela’s assets. There is no established bankruptcy-like mechanism that would ensure pro rata distribution of a foreign sovereign’s available assets in any jurisdiction among creditors, and there is a risk that those creditors could attach those assets before Crystallex is able to. Furthermore, depending on the country in which execution is attempted, differences in national rules on sovereign immunity, and on the availability of assets to satisfy the award may prevent Crystallex from collecting on its award.

Political and economic uncertainty in Venezuela

The Company’s international arbitration claim is against Venezuela. Should the Company be successful in winning an award of compensation to be paid by Venezuela, the Company cannot provide any assurance that it would be able to collect an award of compensation which would materially impact the Company.

Should Crystallex obtain the restitution of the MOC and the grant of the Permit to allow development activities at Las Cristinas pursuant to an arbitral award, then the Company may face a number of political, economic and regulatory risks in Venezuela.

Environmental regulation and liability

The Company is no longer engaged in operating activities at its former properties near El Callao in Venezuela and has transferred ownership of the Revemin processing facility and El Callao mining concessions to the Government of Venezuela. The Company has environmental reclamation obligations related to its previous mining and processing operations on the El Callao concessions. The scope of the reclamation work required to be undertaken by the Company on the El Callao concessions has yet to be fully determined and may not be reliably estimated at this time, as the Government of Venezuela may continue with mining or other activities on the concessions.

The reclamation activities are subject to laws and regulations controlling the environment. Environmental legislation may change and result in greater reclamation costs than the Company currently estimates. In general, environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Future environmental legislation could cause additional expense the extent of which cannot be predicted.

The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure adhering to, or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Currency fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollars. Fluctuations in exchange rates between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

Operating losses are expected to continue in the near future

The Company expects that it will continue to incur losses and there can be no assurance that the Company will become profitable in the near future.

Crystallex International Corporation

Year Ended December 31, 2011

Potential dilution

As at July 12, 2012, the Company had outstanding options to purchase 20,425,233 common shares of the Company and warrants to purchase 28,695,000 common shares of the Company. The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future. Furthermore, in connection with any successful future financings, any refinancing of the Notes or in connection with the restructuring of the Notes, the Company may issue additional securities. The Company has also agreed to grant to Tenor the right to acquire shares of the Company which may be converted, from and after September 1, 2012, into such number of common shares which would be equal to 35% of the then issued and outstanding common shares. As a result, the ownership interest of the Company’s current shareholders could be significantly diluted.

Common share price volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the result of the Company’s efforts in the arbitration proceedings;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in recommendations by research analysts who track the common shares or the shares of other companies in circumstances similar to that of the Company;

•	changes in general economic conditions;

•	the arrival or departure of key personnel;

•	significant global economic events;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•	outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares have historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Dependence on key employees

The Company’s business is dependent on retaining the services of a small number of key management personnel and directors, in particular those who possess important historical knowledge of Las Cristinas relevant to the arbitration claim. The loss of key personnel and/or directors could have a material adverse effect on future operations of the Company.

Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents include deposits with Schedule A Canadian banks, denominated in U.S. dollars.

Crystallex International Corporation

Year Ended December 31, 2011

Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2011 20F Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments obtained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable. There is a general stay of proceedings against the Company, its directors, and officers while under CCAA protection.

No payment of cash dividends

The Company intends to retain cash to finance its arbitration claim and for working capital. The Company does not intend to declare or pay cash dividends at present and it has not done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will be made entirely in the discretion of the Board of Directors and shall be dependent on factors such as earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares.

Crystallex International Corporation

Year Ended December 31, 2011

