Form 20-F/A
period 2011-12-31
CRYSTALLEX INTERNATIONAL CORP
filed 2013-02-08
CIK 912500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A    Yes  ☐    No  ☐

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission on January 31, 2013 (the “Original Form 20-F”) is being filed solely for purposes of filing the Certification of the Chief Executive Officer Pursuant to Section 302, the Certification of the Chief Financial Officer Pursuant to Section 302 and the Certification of the CEO and CFO Pursuant to Section 906 as Exhibits 12.3, 12.4 and 13, respectively. Accordingly, Item 19 of the Original Form 20-F has also been amended and restated, as set forth herein, to reflect the filing of such certifications.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F or reflect any events that have occurred since the Original Form 20-F was originally filed.

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

12.1 Certification of Chief Executive Officer of the Company

12.2 Certificate of Chief Financial Officer of the Company

12.3 Certification of the Chief Executive Officer Pursuant to Section 302

12.4 Certification of the Chief Financial Officer Pursuant to Section 302

13.	Certification of the CEO and CFO Pursuant to Section 906

15.1 Audit Committee Charter

(a)	Incorporated by reference to Crystallex International Corporations Form 6-K filed on March 21, 2012 (File No. 001-14620)
(b)	Incorporated by reference to Crystallex International Corporations filing of December 23, 2004 on the System for Electronic Document Analysis and Retrieval (SEDAR – Canadian Securities Administrators)
(c)	Incorporated by reference to Crystallex International Corporations filing of December 23, 2004 on the System for Electronic Document Analysis and Retrieval (SEDAR – Canadian Securities Administrators)
(d)	Incorporated by reference to Crystallex International Corporations Form 6-K filed on April 30, 2012 (File No. 001-14620)

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Crystallex International Corporation

/s/ Robert Crombie
Robert Crombie, President

February 8, 2013
Date